Form 20-F
period 2015-12-31
Auris Medical Holding AG
filed 2016-03-14
CIK 1601936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares: 34,303,891

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others, or the negatives thereof.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding before we can expect to become profitable from sales of our products;

•	our dependence on the success of AM-101 and AM-111, which are still in clinical development and may eventually prove to be unsuccessful;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk factors”.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following tables summarize our consolidated financial data as at the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2015 and 2014 and for each of the years in the three year period ended December 31, 2015 has been derived from our consolidated financial statements presented elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial data as at December 31, 2013 and December 31, 2012, and for the year ended December 31, 2012 has been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS and which have not been included herein.

This financial information should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated audited financial statements, including the notes thereto, included in this Annual Report.

	For the years ended December 31,
	2015	2014	2013	2012
	(in thousands of CHF except for share and per share data)
Profit or Loss and Other Comprehensive Loss:
Research and development	(26,536)	(17,705)	(13,254)	(3,987)
General and administrative	(4,342)	(4,489)	(1,362)	(624)
Operating loss	(30,878)	(22,194)	(14,616)	(4,611)
Interest income	37	52	74	8
Interest expense	(8)	(56)	(53)	(2)
Foreign currency exchange gains/(losses), net	1,144	4,012	(104)	3
Loss before tax	(29,705)	(18,186)	(14,699)	(4,602)
Income tax expense	—	—	(306)	—
Net loss attributable to owners of the Company	(29,705)	(18,186)	(15,005)	(4,602)
Other comprehensive loss:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	(54)	(1,101)	(58)	(55)
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(13)	(105)	32	22
Other comprehensive loss	(67)	(1,206)	(26)	(32)
Total comprehensive loss attributable to owners of the Company	(29,772)	(19,392)	(15,031)	(4,635)
Net loss per share(1)
Net loss per share, basic and diluted(2)	(0.92)	(0.66)	(1.01)	(0.40)
Weighted-average number of shares used to compute net loss per common share, basic and diluted	32,299,166	27,692,494	14,917,064	11,581,450

(1)	For periods prior to the closing of our initial public offering, net loss per share includes preferred shares, which were converted on a one-for-one basis upon the closing of our initial public offering. See Note 12 to our audited financial statements included elsewhere in this Annual Report.

(2)	Basic net loss per common share and diluted net loss per common share are the same because outstanding options and convertible loans (to the extent outstanding during the applicable time period) would be anti-dilutive due to our net loss in these periods.

	As of December 31,
	2015	2014	2013	2012
	(in thousands of CHF)
Statement of Financial Position Data:
Cash and cash equivalents	50,237	56,934	23,866	64
Total assets	52,812	59,493	26,252	866
Total liabilities	8,070	6,210	17,219	1,110
Share capital	13,722	11,604	6,487	4,633
Total shareholders’ equity attributable to owners of the Company	44,741	53,283	9,034	(244)

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in CHF per U.S. Dollar. The annual rates were derived from the Company’s accounting records and the annual average rates were used in currency translations by the Company for reporting purposes. The monthly rates were derived from the U.S. Federal Reserve Bank’s reported exchange rates. On March 4, 2016, as reported by the U.S. Federal Reserve Bank was CHF 0.9926 to $1.00.

	Period-end	Average for period	Low	High
	(CHF per U.S. dollar)
Year Ended December 31:
2011	0.9351	0.9036	0.7883	0.9896
2012	0.9154	0.9481	0.9154	0.9845
2013	0.8894	0.9391	0.8894	0.9608
2014	0.9895	0.9150	0.8687	0.9895
2015	1.0014	0.9613	0.9243	1.0292

Month Ended:
September 30, 2015	0.9773	0.9725	0.9614	0.9780
October 31, 2015	0.9858	0.9687	0.9489	0.9915
November 30, 2015	1.0282	1.0098	0.9853	1.0305
December 31, 2015	1.0017	0.9951	0.9823	1.0296
January 31, 2016	1.0226	1.0082	0.9972	1.0226
February 28, 2016	0.9960	0.9920	0.9706	1.0202
March, 2016 (through March 4, 2016)	0.9926	0.9955	0.9920	0.9994

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

We are a development-stage biopharmaceutical company with limited operating history. Since inception, we have incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 29.7 million, CHF 18.2 million and CHF 15.0 million for the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, we had an accumulated deficit of CHF 81.7 million.

Our losses have resulted principally from expenses incurred in research and development of our product candidates, pre-clinical research and from general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our product candidates in clinical and pre-clinical development and seek to obtain regulatory approval and commercialization of our product candidates AM-101 and AM-111. In our financial year ended December 31, 2015, we incurred CHF 26.6 million in research and development costs, and we expect that our total operating expense in 2016 will be in the range of CHF 33.0 to CHF 38.0 million (excluding AM-111 clinical Phase 2 expenses to enroll patients in REACH (as defined below)).

To date, we have financed our operations through the initial public offering and a follow-on offering of our common shares, private placements of equity securities and short term loans. We have no products approved for commercialization and have never generated any revenues from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are in the late stages of clinical development for our product candidates, but it may be several years, if ever, before we complete pivotal clinical trials and have a product candidate approved for commercialization and begin to generate revenues from product sales.

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

We are currently advancing our product candidates AM-101 and AM-111 through clinical development. We expect our research and development expenses to remain significant in connection with our ongoing activities, particularly as we continue our ongoing and initiate new trials of AM-101 and AM-111 and initiate pre-clinical and clinical development of other product candidates. We expect that our total operating expense in 2016 will be in the range of CHF 33.0 to 38.0 million (excluding AM-111 clinical Phase 2 expenses to enroll patients in REACH (as defined below)). As of December 31, 2015, our cash and cash equivalents were CHF 50.2 million. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least until the fall of 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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

We expect that we will require additional funding to complete our late-stage AM-111 clinical program, obtain regulatory approval for AM-111 and to commercialize our product candidates AM-101 and AM-111. If we receive regulatory approval for AM-101 or AM-111, and if we choose to not grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to continue to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

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

We began our current operations in 2003. Our operations to date have been limited to financing and staffing our company, developing our technology and developing AM-101, AM-111 and our other product candidates. We have not yet demonstrated an ability to successfully complete large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

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

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of AM-101 and AM-111, which are still in clinical development. Our ability to generate product revenues, which we do not expect will occur for at least the next couple years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. We currently generate no revenues from sales of any drugs, and we may never be able to develop or commercialize a marketable drug. The success of AM-101 and AM-111 will depend on several factors, including the following:

•	completing clinical trials that demonstrate the efficacy and safety of our product candidates;

•	receiving marketing approvals from competent regulatory authorities;

•	establishing commercial manufacturing capabilities;

•	launching commercial sales, marketing and distribution operations;

•	acceptance of our product candidates by patients, the medical community and third-party payors,

•	a continued acceptable safety profile following approval;

•	competing effectively with other therapies; and

•	qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.

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

To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive pre-clinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results generated to date in clinical trials for our product candidates do not ensure that later clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.

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

To date, we have not completed all clinical trials required for the approval of any of our product candidates. AM-101 and AM-111 are in Phase 3 clinical development. AM-101 is being developed for acute inner ear tinnitus under a special protocol assessment, or SPA, with the FDA. AM-111 is being developed for acute sensorineural hearing loss. A first Phase 3 clinical trial, entitled Efficacy and Safety of AM-111 in the Treatment of Acute Inner Ear Hearing Loss, or HEALOS, has commenced enrollment in Europe and Asia in fall 2015, and we intend to commence a second Phase 3 trial, entitled Efficacy and Safety of AM-111 as Acute Sudden Sensorineural Hearing Loss Treatment, or ASSENT, primarily in the U.S. in the second quarter of 2016. In addition, we are planning a Phase 2 trial, entitled Efficacy and Safety of AM-111 in the Treatment of Surgery-Induced Hearing Loss, or REACH, in the U.S. Provided that we obtain grant or other funding, REACH could be initiated in the first half 2017 at the earliest. The development of our other product candidates is less advanced and trials have not yet started.

The completion of clinical trials for our clinical product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

•	the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

•	delays or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;

•	negative or inconclusive results, which may require us to conduct additional pre-clinical or clinical trials or to abandon projects that we expect to be promising;

•	safety or tolerability concerns could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a trial;

•	delays relating to adding new clinical trial sites;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	delays in establishing the appropriate dosage levels;

•	the quality or stability of the product candidate falling below acceptable standards;

•	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical trials; and

•	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials.

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

Positive or timely results from pre-clinical or early stage trials do not ensure positive or timely results in late stage clinical trials or product approval by the FDA, the EMA or comparable foreign regulatory authorities. Products that show positive pre-clinical or early clinical results may not show sufficient safety or efficacy in later stage clinical trials and therefore may fail to obtain regulatory approvals. For example, although AM-101 achieved favorable results in our Phase 2 efficacy trial, we may nonetheless fail to achieve success in Phase 3 clinical trials of AM-101. In addition, pre-clinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. The FDA, the EMA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

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

In the case of AM-101 our endpoints in Phase 3 clinical trials are based on patient reported outcomes, some of which are captured daily from trial participants with electronic diaries. We have no assurance and cannot rely on past experience that the high frequency of questioning is not influencing the measured outcome. In addition, low compliance with daily reporting requirements may impact the trials’ validity or statistical power. Under the SPA with the FDA we agreed to use the Tinnitus Functional Index, or TFI, as a co-primary efficacy endpoint in the Efficacy and Safety of AM-101 in the Treatment of Acute Peripheral Tinnitus 2, or TACTT2, trial; we also use the questionnaire as a secondary efficacy endpoint in the Efficacy and Safety of AM-101 in the Treatment of Acute Peripheral Tinnitus 3, or TACTT3, trial. We used a different tinnitus questionnaire in the previous clinical trials with AM-101 (Tinnitus Handicap Inventory 12, THI-12, a 12-item short version of the 25-item Tinnitus Handicap Inventory, or THI). Unlike the THI-12, the TFI was developed and validated broadly in accordance with the FDA’s guidance for patient-reported outcome measures and with the explicit aim of measuring treatment-related changes in tinnitus. In addition, the TFI covers all important domains of negative tinnitus impact including sleep difficulties, whereas the THI-12 does not include any sleep-related item. However, in spite of the methodological superiority of the TFI and a 2011 study by Meikle et al. showing a high correlation between THI and TFI scores with higher responsiveness to change of the latter, there is no assurance that outcomes with the TFI will be qualitatively and quantitatively similar or the same as those that would result with the THI-12.

In the case of AM-111 we are evaluating the safety and efficacy in an idiopathic condition which implies a considerable heterogeneity in the etiology and natural history of the condition. This may have an impact on the safety and efficacy outcomes of our Phase 3 clinical trials. In addition, in HEALOS and ASSENT, we extended the time window for enrollment into the study, from up to 48 hours to up to 72 hours, in response to results from the Phase 2 trial showing an increasing treatment effect the later the treatment was given. This was due to declining spontaneous recovery rates while the effects with active treatment held steady. Although spontaneous recovery is expected to decline further between 48 and 72 hours, we have no assurance that improvement achieved with the active treatment will remain stable. Based on discussions with the FDA and EMA, we moved the primary endpoint from Day 7 in the Phase 2 trial to later time points in the Phase 3 trials: to Day 28 in HEALOS and to Day 91 in ASSENT. In the Phase 2 trial, a therapeutic effect of AM-111 was observed in a clinically meaningful and statistically significant way in the relevant patient population on Day 3, and the majority of the effect was achieved by Day 7; however, superior results were also observed at later time points.

Therefore, we expect to be able to demonstrate a therapeutic effect at the later time points in the Phase 3 trials. However, this expectation is based on the assumption that hearing recovery patterns will be similar as in the Phase 2 trial, and there is no assurance that this will be the case.

Whereas in our Phase 2 trial we had full placebo control for the primary endpoint at Day 7 and an oral corticosteroid could only be administered as a reserve therapy in case of insufficient hearing recovery to that point, such trial design is not feasible in certain countries due to the use of oral corticosteroids as standard of care. Hence, in the planned ASSENT trial oral corticosteroids will be offered as background therapy to all study participants. Although there is no clear evidence for the efficacy of oral corticosteroids in the treatment of idiopathic sudden sensorineural hearing loss, or ISSNHL, we have assumed a small impact of background therapy on hearing recovery when calculating the number of patients that are required to demonstrate AM-111’s efficacy in a statistically significant and clinically meaningful way. We cannot rule out the possibility that the background therapy will enhance hearing recovery more substantially, and that in consequence the trial may not demonstrate the therapeutic benefit of AM-111. We will conduct an interim analysis at the midpoint of enrollment, and the study protocol allows for adjusting the size of the trial if suggested by the interim analysis; however, the required adjustment may be too large to be considered feasible and we may have to change the trial design significantly or stop the trial altogether.

Orphan drug designation for AM-111 was granted by the FDA and EMA for the treatment of acute sensorineural hearing loss, or ASNHL, an umbrella term that comprises hearing loss from acute acoustic trauma, or AAT, surgery-induced trauma or ISSNHL. We estimate ISSNHL to be the largest of the three subgroups. The broader, more general designation of ASNHL is based on the common pathophysiologic pathway shared by the three subgroups. Although we expect to obtain regulatory approval for the entire indication of ASNHL based on confirmatory efficacy and safety data that covers only one or two rather than all of the three subgroups, there can be no assurance that regulatory agencies will concur with this assumption at the time of the marketing approval procedure. In that case, it may not be sufficient to conduct HEALOS and ASSENT in the subgroup of ISSNHL and REACH in the subgroup of surgery-related trauma, as is currently planned.

If we are required to change the trial design of, or conduct additional clinical trials or other testing of AM-101, AM-111 or any other product candidate that we develop beyond the trials and testing that we contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with AM-101, AM-111 or our other product candidates, we may:

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

If our product candidates are associated with serious adverse, undesirable or unacceptable side effects, we may need to abandon their development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in pre-clinical or early stage testing have later been found to cause side effects that restricted their use and prevented further development of the compound for larger indications.

In our clinical trials of AM-101 and AM-111 to date, adverse events have included procedure-related transient changes in tinnitus loudness, muffled hearing, ear discomfort or pain, incision site complications and middle ear infections. A limited number of serious adverse events were observed (in 2.4% of patients enrolled in the AM-101 Phase 2 program and in 4.5% of patients in the AM-111 Phase 2 study); all (AM-101) or most (AM-111) were considered unrelated or unlikely related to the treatment. Occurrence of serious procedure-or treatment-related side effects could impede clinical trial enrollment and receipt of marketing approval from the FDA, the EMA and comparable foreign regulatory authorities. They could also adversely affect physician or patient acceptance of our product candidates.

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

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In our Phase 3 clinical trials of AM-101, we enroll patients with acute inner ear tinnitus, meaning patients with symptom duration of three months or less, due to traumatic injury to their cochlea or otitis media. Thus, we must identify, recruit, enroll and dose patients with tinnitus caused by a pre-determined universe of factors in a limited time frame. Our product candidate AM-111, which is intended for patients with acute inner ear hearing loss, which is also known as acute sensorineural hearing loss or ASNHL, has orphan drug designation for the treatment of ASNHL, which means that the potential patient population is more limited. In our late stage clinical program with AM-111 the enrollment window is 72 hours from onset, meaning that we must enroll patients in a short time frame. This short enrollment window may negatively impact our enrollment rate.

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

We have obtained orphan drug designation for AM-111 for the treatment of ASNHL from the FDA and the EMA, and we may rely on obtaining and maintaining orphan drug exclusivity for AM-111, if approved. Orphan drug designation may not ensure that we will enjoy market exclusivity in a particular market, and if we fail to obtain or maintain orphan drug exclusivity for AM-111, we may be subject to earlier competition and our potential revenue will be reduced.

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

The orphan drug designation for AM-111 relates to ASNHL, an umbrella term comprising acute acoustic trauma, ISSNHL and surgery-induced trauma based on a common pathophysiologic pathway. Our Phase 3 late-stage program is only enrolling patients suffering from ISSNHL, which represent the largest of the three ASNHL subgroups. Based on its outcomes, we may obtain marketing authorization only for the ISSNHL subgroup, and additional studies may be required to obtain marketing authorization for the entire ASNHL indication.

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

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have two product candidates in late-stage clinical development. AM-101 is in Phase 3 clinical development for the treatment of acute inner ear tinnitus under a SPA from the FDA and based on scientific advice from the EMA. AM-111 is in Phase 3 clinical development for the treatment of acute sensorineural hearing loss for which we received feedback from the FDA and EMA on multiple occasions. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

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

We generally plan to seek regulatory approval to commercialize our product candidates in the United States, the European Union and in additional foreign countries where we have commercial rights. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing, and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. Failure to obtain marketing authorization for our product candidates will result in our being unable to market and sell such products, which would materially adversely affect our business, financial conditional and results of operations. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

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

Discovery of previously unknown problems, or increased focus on a known problem, with an approved product may result in restrictions on its permissible uses, including withdrawal of the medicine from the market. Esketamine, the active pharmaceutical ingredient of AM-101, is an isomer of Ketamine, and may be affected by the safety of the drugs related to them. Although Ketamine has been used successfully in patients for many years, newly observed toxicities or worsening of known toxicities, in pre-clinical studies of, or in patients receiving, Ketamine, or reconsideration of known toxicities of Ketamine in the setting of new indications, could result in increased regulatory scrutiny of AM-101. For example, Ketamine is regulated by the Drug Enforcement Administration, or DEA, under the Controlled Substances Act as a Schedule III drug. DEA scheduling is a separate process that can delay when a drug may become available to patients beyond a New Drug Application, or NDA approval date, and the timing and outcome of such DEA process is uncertain. Although we have observed no abuse liability associated with AM-101 to date, if AM-101 were to be scheduled under the Controlled Substances Act, such scheduling could negatively impact the ability or willingness of physicians to prescribe AM-101 and our ability to commercialize it.

Our special protocol assessment agreement with the FDA for our Phase 3 study of AM-101 does not guarantee any particular outcome from regulatory review, including ultimate approval and may not lead to a faster development or regulatory review or approval process.

We have obtained agreement from the FDA on an SPA for the design of our U.S. Phase 3 trial of AM-101. We also designed our Phase 3 clinical trials for AM-101 based on scientific advice that we received from the EMA. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase 3 clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to the effectiveness of the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA. However, a SPA agreement does not guarantee approval of a product candidate, and even if the FDA agrees to the design, execution, and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts. In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement.

We cannot assure you that our Phase 3 clinical trial of AM-101 will succeed, will be deemed binding by the FDA under our SPA, or will result in any FDA approval for AM-101. The TACTT2 Phase 3 clinical trial is being primarily conducted in the United States, Canada, the Czech Republic, Israel, Turkey and South Korea and is expected to enroll a total of approximately 330 patients. We expect that the FDA will review our compliance with the protocol under our SPA agreement and that it will conduct inspections of some of the more than 60 sites where the trial is being conducted. We cannot assure you that each of the clinical trial sites will pass such FDA inspections, and negative inspection results could significantly delay or prevent any potential approval for AM-101. If the FDA revokes or alters its agreement under the SPA, or interprets the data collected from the clinical trial differently than we do, the FDA may not deem the data sufficient to support an application for regulatory approval, which could materially adversely affect our business, financial condition and results of operations. A revocation or alteration in our existing SPA could significantly delay or prevent approval of our application. Our SPA with the FDA and the scientific advice from the EMA does not ensure that AM-101 will receive marketing approval or that the approval process will be faster than conventional regulatory procedures.

Regardless of the SPA for the TACTT2 trial, we expect the FDA to require positive results from our second pivotal clinical, TACTT3, before granting marketing authorization. TACTT3 is congruent with the design of TACTT2 regarding outcome measures and the patient population to be enrolled; it differs in that the improvement in the TFI score is not a co-primary efficacy endpoint, that it has a slightly smaller size (300 instead of 330 patients) and that it also includes a separate stratum of patients suffering from post-acute inner ear tinnitus. TACTT3 was not assessed by the FDA as part of the SPA process, and in spite of the congruence between the trials, we cannot exclude that differences in outcomes may arise between the two pivotal trials that may affect the FDA’s assessment (for example, from cultural differences in patient attitudes or perceptions as TACTT3 is being conducted outside North America).

We do not have control over the actual number of study participants that are willing and eligible for enrollment in the open label follow-on safety studies, AMPACT1 and AMPACT2. Hence, the number of patients with safety data may fail to reach the levels specified and requested by the FDA.

The FDA has requested safety data from chronic intermittent use of AM-101 by a minimum of 300 patients treated for six months and a minimum of 100 patients treated for one year, to support a new drug application filing for AM-101 in the treatment of acute peripheral tinnitus. We are seeking to address this request by offering all participants completing the TACTT2 and TACTT3 studies and continuing to meet certain criteria the option to roll over into an open label follow-on safety study (AMPACT1 and AMPACT2, respectively) and receive up to three treatment cycles with AM-101 over a period of up to nine months. Together with the three month TACTT study duration, this would cover up to 12 months of exposure. Since a higher than expected number of TACTT study participants has been willing and eligible for enrollment into the AMPACT studies so far, we reduced the number of available treatment cycles in AMPACT2 from three to one by way of a protocol amendment in the first quarter 2016 and are still confident of meeting the requested number of patients with chronic intermittent use data. However, we have no control over the actual number and over the number of treatment cycles that the AMPACT participants will choose. Hence the number of patients with safety data over six months and over 12 months may or may not reach the levels specified and requested by the FDA. In case of insufficient numbers, this will become a review issue at the time of the NDA submission. Although we plan to apply for an indication of acute inner ear tinnitus, rather than chronic inner ear tinnitus, we cannot ensure that the FDA will be satisfied with the data supporting our NDA if we are not able to enroll sufficient numbers of patients in AMPACT1 and AMPACT2.

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

If marketing authorization is obtained for any of our product candidates, the product will remain subject to continual regulatory review and therefore authorization could be subsequently withdrawn or restricted. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the manufacturing processes, labeling, packing, distribution, adverse event reporting, storage, advertising and marketing restrictions, and recordkeeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, cGDPs and cGCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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

If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations. The FDA’s or any other regulatory authority’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

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

For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law, among other things, increased rebates a manufacturer must pay to the Medicaid program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established a new Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products, expanded eligibility criteria for Medicaid programs, and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Substantial new provisions affecting compliance were enacted, which may affect our business practices with health care practitioners. Although we will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the law, the Health Care Reform Law appears likely to continue the pressure on pharmaceutical pricing and may also increase our regulatory burdens and operating costs. There have been judicial and Congressional challenges to certain aspects of the Health Care Reform Law, and we expect there will be additional challenges and amendments to the Health Care Reform Law in the future.

Moreover, other legislative changes have also been proposed and adopted in the United States since the Health Care Reform Law was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

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

Our relationships with customers and payors may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which, if violated, could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

Healthcare providers, payors and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, primarily in the United States, that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable U.S. healthcare laws and regulations, include the following:

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

Similar laws exist in other jurisdictions.

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

We believe that our key competitors are Otonomy, Inc., or Otonomy, and Sound Pharmaceuticals, Inc., or Sound Pharma, both U.S. companies developing pharmaceutical treatments for ear disorders. In October 2013, Otonomy announced the launch of a development program for the treatment of tinnitus, OTO-311, which may directly compete with our AM-101 product candidate. For OTO-311 the Company acquired certain assets and rights to intellectual property related to the use of the N-methyl-D-aspartate, or NMDA receptor antagonist gacyclidine for the treatment of tinnitus from NeuroSystec Corporation. NeuroSystec was founded in 2004 and sought to develop a drug-device combination product that could provide sustained delivery of gacyclidine (NST-001) to the inner ear. A 2010 article in European Archives of Otorhinolaryngology by Wenzel et al. described how in a compassionate use study in Europe four out of six tinnitus patients receiving a constant perfusion of gacyclidine onto their round window membrane for 40 to 63 hours reported temporary relief, and one among them lasting relief. NeuroSystec initiated a Phase 1b trial with NST-001 in January 2009, but never published outcomes thereof and ceased activities in 2013. In addition, Otonomy acquired rights of use to certain pre-clinical and clinical data obtained by Ipsen with gacyclidine for therapeutic indications other than tinnitus. According to a recent public filing, Otonomy intends to develop a sustained-exposure formulation of gacyclidine that will provide a full course of treatment from a single intratympanic injection. OTO-311 is currently being evaluated in a Phase 1 trial; initiation of a Phase 2 trial is planned for the second half of 2016. OTO-311’s competitive strength will ultimately depend on the demonstration of clinical efficacy and safety and its comparison with AM-101. Further, we intend to rely on our patent applications with broad disclosures to pursue claims relating to the use of polymers with NMDA antagonists in controlled-release topical compositions for the treatment of tinnitus.

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

In addition, in October 2013, Xigen assigned certain of the patents relevant to the agreement to Xigen Inflammation Ltd., an unaffiliated entity organized in Cyprus. We consider this transfer to be in breach of the agreement since our prior written approval was not sought, although Xigen Inflammation Ltd. has confirmed to us that the assignment of patents is without prejudice to our license for local administration. In past, Xigen has also requested from us quantities of AM-111 for certain analyses, although we believe the quantities requested exceed what laboratories would generally require for such tests.

The agreement contains a confidentiality provision restricting the disclosure of the terms of the agreement. We believe that Xigen may have waived the confidentiality provision of the agreement by disclosing the terms of the agreement to Xigen Inflammation Ltd., although Xigen has denied that any disclosure of the agreement has been made to the assignee despite the assignee’s assurance that the assignment was without prejudice to our license for local administration. Despite this, in connection with our initial public offering, we sought Xigen’s consent to disclose certain provisions of the agreement and file a redacted version of the agreement with the SEC. Xigen, however, was only willing to provide its consent if we agreed to limit the scope of the definition of “Area,” desist from claims that the transfer of patents to Xigen Inflammation Ltd. was in breach of the agreement and provide Xigen with certain quantities of the active substance of AM-111 for analysis.

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

While patent term extensions under the Hatch-Waxman Act in the United States and under supplementary protection certificates in Europe may be available to extend the patent exclusivity term for AM-101 and AM-111, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. Specifically, Xigen is concurrently developing another indication for XG-102, the active substance of AM-111. Since for each product only a single patent can be selected for patent term extension, there may be a conflict of interest with respect to patent selection for extending patent terms covering two different indications of XG-102. It is possible that Xigen may select a patent that does not provide the longest patent term for the AM-111 indication developed by us. In addition, upon issuance in the United States any patent term can be adjusted based on certain delays caused by the applicant(s) or the U.S. Patent and Trademark Office, or USPTO. For example, a patent term can be reduced based on certain delays caused by the patent applicant during patent prosecution.

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

Janssen, a subsidiary of Johnson & Johnson, has been testing Esketamine in a spray formulation for intranasal treatment of treatment-resistant depression in several clinical trials to date, with a Phase 3 program starting in 2015. In November 2014, the FDA designated Esketamine a ‘breakthrough therapy’ for this indication. In the event that Janssen’s confirmatory trials are successful and the company receives marketing authorization prior to us receiving marketing authorization for AM-101, we would lose the potential benefit of a five year market exclusivity period that we would otherwise expect to obtain.

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

Under the Hatch-Waxman Act, a pharmaceutical manufacturer may file an abbreviated new drug application, or Abbreviated New Drug Application, or ANDA, seeking approval of a generic copy of an approved innovator product. Under the Hatch-Waxman Act, a manufacturer may also submit an NDA under section 505(b)(2) that references the FDA’s prior approval of the innovator product. A 505(b)(2) NDA product may be for a new or improved version of the original innovator product. Hatch-Waxman also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and reviewing) of an ANDA, or 505(b)(2) NDA. These include, subject to certain exceptions, the period during which an FDA-approved drug is subject to orphan drug exclusivity. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the “Orange Book.” If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in the ANDA what is known as a “Paragraph IV certification,” challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must be given to the innovator, too, and if within 45 days of receiving notice the innovator sues to protect its patents, approval of the ANDA is stayed for 30 months, or as lengthened or shortened by the court.

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

For example, we sometimes collaborate with U.S. and foreign academic institutions to accelerate our pre-clinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable product candidate or program.

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

On July, 20, 2015, the USPTO Office declared Patent Interference No. 106,030 involving our issued patent No. 9,066,865 (the “865 Patent”) and Otonomy’s patent application No. 13/848,636. The patent interference identifies our claims No. 1-9 in US Patent No. 9,066,865 as interfering with Otonomy’s claims No. 38, 43, and 46-50. Our 865 Patent relates to methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. While we cannot assure you of the outcome of these proceedings, we do not expect the proceedings to impact our intellectual property portfolio relating to AM-101 and AM-111.

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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Key management includes our executive officers Thomas Meyer, our founder, Chairman and Chief Executive Officer, Sven Zimmermann, our Chief Financial Officer, Bettina Stubinski, our Chief Medical Officer and Anne Sabine Zoller, our General Counsel.

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

Certain principal shareholders and their affiliated entities as well as members of our executive team and board of directors own approximately 73.5% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the shares represented at our general meetings of shareholders may control any shareholder resolution requiring an absolute majority of the shares represented, including the election of members to the board of directors of our company, certain decisions relating to our capital structure, the approval of certain significant corporate transactions and certain amendments to our articles of association. To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Approximately 53.0% of our common shares outstanding are held by affiliates. If these shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities could be adversely affected. We have also entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of common shares held by certain of our shareholders, as well as to cooperate in certain public offerings of such common shares. We have also filed registration statements to register all common shares and other equity securities that we have issued under our prior equity incentive plans or may issue under our new omnibus equity compensation plan. These common shares may be freely sold in the public market upon issuance, subject to certain limitations applicable to affiliates. If a large number of our common shares are sold in the public market, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

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

Swiss law does not require that a majority of our board of directors consists of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

Although Swiss law also requires that we adopt a compensation committee, we follow home country requirements with respect to such committee. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. In addition, in accordance with Swiss law, we have opted not to implement a standalone nominating committee. To this extent, our practice varies from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. These criteria are tested on the last business day of our second fiscal quarter, each year. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2014 and 2015 taxable years, and we expect to be a PFIC for our current year and for the foreseeable future.

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2014 and 2015 taxable years, and we expect to be a PFIC for our current year and for the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidate, AM-101, is in Phase 3 clinical development for acute inner ear tinnitus under a special protocol assessment, or SPA, from the FDA. In two Phase 2 clinical trials, AM-101 demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. We expect to have top-line results from the first Phase 3 trial for AM-101 in the third quarter of 2016. Enrollment of patients in TACTT2 is expected to be completed in the first quarter of 2016 and in TACTT3 a few months later. We are also developing AM-111 for acute inner ear hearing loss. We intend to conduct two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, titled HEALOS and ASSENT. HEALOS, has commenced enrollment in Europe and Asia and we intend to start enrollment in the U.S. in ASSENT in the second quarter of 2016. In addition, we are planning a Phase 2 trial in the treatment of surgery-induced hearing loss (REACH) in the U.S. Provided that we obtain grant or other funding, REACH could be initiated in the first half 2017 at the earliest. Both acute inner ear tinnitus and hearing loss are conditions for which there is high unmet medical need, and we believe that we have the potential to be the first to market in these indications.

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

Our product candidates are injected under local anesthesia into the middle ear by a technique called intratympanic injection. Once injected into the middle ear, the active substance, which is formulated in a biocompatible gel, diffuses into the inner ear. The procedure is short, safe, has a long history of use and allows for highly targeted drug delivery with minimal systemic exposure. It is performed by an ear, nose and throat, or ENT, specialist on an outpatient basis over one or more visits.

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

Possible causes of acute inner ear tinnitus include traumatic insult such as exposure to excessive noise, or middle ear infection (otitis media, or OM). We have conducted Phase 2 trials in this specific tinnitus population with AM-101, which demonstrated a favorable safety profile. Furthermore, in our Phase 2 clinical trials, AM-101 showed a dose dependent, persistent and clinically relevant improvement, as compared to the placebo, in subjective tinnitus loudness as well as other patient reported outcomes, such as tinnitus annoyance, tinnitus severity, sleep difficulties and general tinnitus impact. Our Phase 3 clinical program, which is similar in design to our Phase 2 trial design, is being conducted under an SPA from the FDA and also incorporates guidance from the EMA. We expect to have top-line results from the first Phase 3 trial for AM-101 in the third quarter of 2016, with results for the second trial following a few months later. We believe that AM-101 has the potential to become the first product approved for the treatment of acute inner ear tinnitus.

Our second product candidate, AM-111, is being developed for the treatment of ASNHL. In sensorineural hearing loss, which is also referred to as inner ear hearing loss, there is damage to the sensory cells of the inner ear or the auditory nerve. Hearing loss is a heterogeneous disorder of many forms with a variety of causes. ASNHL may be triggered by a variety of insults, such as exposure to excessively loud sound, infection, inflammation or certain ototoxic drugs. These insults may also result in tinnitus. In the United States, more than 66,000 patients covered by health insurance are treated for sudden deafness annually. There are no currently approved pharmaceutical treatments for this patient population in the United States.

In our Phase 2 clinical trial, AM-111 showed a favorable safety profile. Furthermore, in patients with severe to profound ASNHL, we observed a clinically relevant improvement in hearing threshold, speech discrimination and a higher rate of complete tinnitus remission compared with placebo. We intend to conduct two pivotal Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. HEALOS, has commenced enrollment in Europe and Asia and we intend to start enrollment in the U.S. in ASSENT in the second quarter of 2016. In addition, we plan to conduct a Phase 2 trial in the treatment of surgery-induced hearing loss (REACH) in the U.S. Provided that we obtain grant or other funding, REACH could be initiated in the first half of 2017 at the earliest. We believe that, if approved, AM-111 could become the first approved pharmaceutical treatment for ASNHL. AM-111 received orphan drug designation for the treatment of ASNHL from both the FDA and the EMA.

We are a stock corporation organized under the laws of Switzerland. We began our current operations in 2003. On April 22, 2014, we changed our name from Auris Medical AG to Auris Medical Holding AG and transferred our operational business to our newly incorporated subsidiary Auris Medical AG, which is now our main operating subsidiary. Our principal office is located at Bahnhofstrasse 21, 6300 Zug, Switzerland, telephone number +41 41 729 71 94. On August 11, 2014, we completed our initial public offering of common shares, selling an aggregate of 10,113,235 common shares, which included 713,235 common shares sold on August 19, 2014 pursuant to an over-allotment option granted to the underwriters. All of these common shares were sold at a price to the public of $6.00 per share, yielding gross proceeds of $60.7 million. On May 18, 2015, we completed an underwritten offering of 5,275,000 shares at an offering price of $4.75 per share, yielding gross proceeds of $25.1 million.

B.	Business overview

Strengths

We believe we are a leader in the development of novel therapeutic products for inner ear disorders due to several factors.

•	First mover advantage. With two product candidates in late stage clinical development, we believe we are currently the clinically most advanced company working on inner ear therapeutics. We believe that AM-101 and AM-111 are the only drug candidates that have demonstrated positive efficacy in randomized placebo-controlled clinical trials in acute inner ear tinnitus and acute inner ear hearing loss. As a result, we believe we will be the first to market with FDA or EMA-approved products for these indications.

•	Barriers to entry. Our products are protected not only through intellectual property rights but also potentially by the orphan drug status granted to AM-111 as well as by the know-how across several disciplines that is required to formulate and reliably deliver drugs to the inner ear. Our proprietary gel formulation, its manufacturing and its application are part of our intellectual property, know-how and competitive advantage. In addition, we believe that our intellectual property broadly directed to polymer-based formulations for the treatment of middle or inner ear disorders will serve as barriers to entry beyond our current products.

•	Efficient commercialization. Given that the market for our therapeutic product candidates can be efficiently accessed through a limited number of specialist ENT physicians and specialist neurotologists, we intend to build our own sales force in order to commercialize these products in the United States and key European markets.

•	Experienced management. Having been focused on developing therapeutic products for inner ear indications for over a decade, we believe that our senior management provides us with significant capabilities. Our Chief Executive Officer and founder, Thomas Meyer, has played several pivotal roles in our development and evolution. Prior to Auris Medical, he was the CEO of Disetronic, a fast growing Swiss diabetes care company sold to Roche in 2003. Other key members of our management team bring significant experience in clinical, product and business development in biopharmaceutical companies.

Strategy

Our goal is to become the leading biopharmaceutical company focused on developing and commercializing novel therapeutics to treat inner ear disorders. The key elements of our strategy to achieve this goal are:

•	Target inner ear disorders that have a defined pathophysiology and that are amenable to treatment. We are focusing on inner ear disorders for which the pathophysiology is well characterized, can be effectively targeted and where affected patients seek medical attention proactively.

•	Use drug delivery techniques and proprietary drug formulations for effective, safe and rapid local administration to the inner ear. We are developing treatments for inner ear disorders based on intratympanic injections into the middle ear. This short outpatient procedure allows us to deliver therapeutic concentrations of drug in a highly targeted fashion with only minimal systemic exposure. We are using proprietary, fully biocompatible and biodegradable gel formulations for optimum middle ear tolerance and effective diffusion of active substances into the inner ear.

•	Bring AM-101 and AM-111 to market. We plan to focus most of our resources on the development and commercialization of our two lead product candidates. AM-101 is in two Phase 3 clinical trials, based on an SPA with the FDA and guidance from the EMA. We expect to have top-line results from the first Phase 3 trial for AM-101 in the third quarter of 2016, with results for the second trial following in a few months later. We intend to conduct two pivotal Phase 3 trials with AM-101 in the treatment of ISSNHL, titled HEALOS and ASSENT. HEALOS, has commenced enrollment in Europe and Asia and we intend to start enrollment in the U.S. in ASSENT in the second quarter of 2016. In addition, we are planning a Phase 2 trial titled REACH in order to test AM-111 in the treatment of surgery-induced hearing loss. Provided we obtain grant or other funding for REACH, REACH could be initiated in the first half 2017.

•	Build an efficient commercial infrastructure to maximize the value of our product candidates. We intend to build commercial operations in the North American market and in select European markets. In those markets, we expect our commercial operations to include specialty sales forces targeting ENTs and specialists in neurotology both in hospitals and in private practice. In other markets, we expect to seek partnerships that would maximize our products’ commercial potential.

•	Expand our pipeline through internal development, academic collaborations, in-licensing and acquisitions. Through our work with academic research partners on the pathophysiology of tinnitus and hearing loss and clinical development we have gained novel insights that will help us both to create new pipeline products that act by way of novel mechanisms as well as to expand the therapeutic focus for our existing product candidates beyond their current indications. We plan to further maximize our commercial potential through product life cycle management, and with licensing or acquisition of compounds that could augment our product offering in ENT disorders.

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

Principle of intratympanic injection (right). For the administration, the patient is positioned with the ear pointing up to ensure that the round window membrane is at the bottom of the middle ear. Following local anesthesia of the ear drum the drug is injected by the ENT into the middle ear, where it collects in the bottom part, allowing for the active substance to cross the round window membrane.

Because the cochlea is located deep inside the head and because it is separated from the middle ear by a combination of bone and membranes, the interior of the cochlea is a challenging location for drug delivery. We have chosen to deliver our products via intratympanic injection across the ear drum (also known as the tympanic membrane) into the middle ear cavity. By formulating our products with biocompatible gels, we facilitate the diffusion of active substances across the round window membrane into the cochlea at clinically meaningful concentrations.

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

According to a 2011 publication by Hall et al. in the journal BMC Health Services Research, among the tinnitus patients seen by physicians who reported seeing at least one tinnitus patient in the previous three months, approximately 36% of patients sought medical treatment during the first three months following the onset of the disorder. According to an article by Alexander and Harris published in Otology & Neurotology in 2013, in the United States, more than 66,000 patients covered by health insurance are treated for sudden deafness annually.

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

We are addressing each of these issues with our approach to developing therapeutics targeting the inner ear. Using intratympanic injection to deliver our product candidates to the inner ear reduces systemic exposure. We target specific types of tinnitus and hearing loss that are addressable with drug-based therapies. We have worked with regulatory agencies to develop an acceptable clinical trial paradigm assessing subjective endpoints culminating, for example, in our SPA for AM-101.

Our Localized Delivery Solution for the Inner Ear

The inner ear is a protected part of the body, analogous to the eye. It is hidden in the temporal bone, behind the middle ear and the ear drum. In addition, it is very tiny: the cochlea measures about the size of the fingernail on the little finger. Therefore, therapeutically targeting the inner ear is not easy. There is currently no FDA or EMA approved drug therapy for the treatment of tinnitus or hearing loss on the market.

The blood labyrinth barrier is a major physiological divider separating the inner ear from systemic circulation, critically preserving the inner ear’s microenvironment. Systemic drug dose levels capable of having a therapeutic effect on the inner ear are often high enough to cause adverse side effects.

An alternative approach is to administer drugs locally by intratympanic injection to maximize efficacy and minimize systemic side effects. With intratympanic administration, the drug is injected via a needle through the anesthetized ear drum into the middle ear cavity. The drug then diffuses across the semi-permeable round window membrane (RWM) into the inner ear. Our lead product candidates are administered by intratympanic injection. We chose this approach after thorough evaluation of all available alternatives because it offers the optimal combination of access, convenience, physician familiarity and safety. We formulated our product candidates specifically with intratympanic delivery in mind.

One of the key shortcomings of current intratympanic approaches is the use of injectable solutions that may easily drain off via the Eustachian tube, thus preventing or reducing effective diffusion into the cochlea. With our proprietary gel formulations for intratympanic injections we overcome this “draining off,” facilitate contact with the RWM and achieve effective diffusion into the cochlea.

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

The intratympanic injection procedure by which our therapeutics are delivered to the RWM is a minimally invasive procedure that is relatively simple to perform by an experienced ENT specialist. Most ENT physicians and neurotologists have a high degree of comfort with intratympanic injection and it is well-accepted by patients.

A billable procedure, intratympanic injection is routinely reimbursed under a broader reimbursement code. For the injection, patients lie on a stretcher or on a reclined exam chair, treated ear up; the injection is performed under local anesthesia of the eardrum by an ENT specialist using a microscope. Following the procedure, patients rest for 20 to 30 minutes to ensure maximum physical contact of the drug with the RWM. The tympanic membrane heals rapidly, usually within a few days, and the procedure may be performed several times. Often performed in children suffering from ear infections, the reversible opening of the eardrum is one of the most frequent ENT procedures.

Our Product Candidates

The following table summarizes our product development pipeline:

(1)	Dates of key milestones are indicative and subject to change.

AM-101 in Tinnitus

Our most advanced clinical program is AM-101, Esketamine gel for injection, which is in Phase 3 clinical trials in acute inner ear tinnitus in both the United States under an SPA agreement with the FDA and in Europe. Esketamine is a potent, small molecule non-competitive NMDA receptor antagonist. AM-101 is formulated in a biocompatible gel and delivered via intratympanic injection. It has demonstrated a favorable safety profile and positive effect on patient reported outcomes associated with tinnitus in two Phase 2 clinical trials. Based on our SPA agreement with the FDA and scientific advice from the EMA, we have initiated two pivotal clinical trials with highly similar design, one in North America (TACTT2) and one in Europe, which we refer to as TACTT3. AM-101 has the potential to be the first drug to gain approval for treating acute inner ear tinnitus.

Tinnitus

Tinnitus, frequently perceived as a ringing in the ears, is the perception of sound when no external sound is present. Similar to pain, it is an unwanted, unpleasant and thus distressing sensation. Tinnitus may result in further symptoms such as inability to concentrate, irritability, anxiety, insomnia, and clinical depression. In many cases, tinnitus significantly impairs quality of life and affects normal day-to-day activities. According to the American Tinnitus Association, approximately 16 million patients in the United States have tinnitus symptoms severe enough to seek medical attention and about two million patients cannot function on a normal day-to-day basis. In addition, tinnitus is now the number one service-connected disability for all veterans, before hearing loss, and annual service-connected disability payments for tinnitus to veterans from all periods of service are expected to exceed $2.75 billion by the end of 2016.

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

Acoustic trauma and other insults to the inner ear may trigger increased levels of extra-cellular glutamate, which in turn cause excessive activation of cochlear NMDA receptors. This process results in damage or killing of sensory cells and is thought to be responsible for abnormal spontaneous “firing” of auditory nerve fibers, which may be perceived as tinnitus. Under normal circumstances, the NMDA receptors are thought to play no role in the auditory nerve’s transmission of nerve pulses that carry sound information. In case of a trauma such as excessive sound exposure these receptors may become pathologically active, and thus tinnitus is triggered.

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

The NMDA receptor was first validated as a target for the treatment of tinnitus using an animal behavioral model of tinnitus triggered by salicylate, the active substance of aspirin. Salicylate is known to trigger temporary tinnitus when administered in high doses. The animal model demonstrated that local administration of different NMDA antagonists to the inner ear allowed for suppression of salicylate induced tinnitus. Together with INSERM, we developed a much more clinically relevant model of tinnitus induced by acute acoustic trauma, or AAT. Unlike salicylate-induced tinnitus, AAT triggers glutamate excitotoxicity and may lead to irreversible damage to sensory cells. It does not result in tinnitus in all cases, but where it sets in, it may be permanent. In our pre-clinical trials, we demonstrated that AM-101 was able to suppress this type of tinnitus. Further pre-clinical work demonstrated that tinnitus could be suppressed even when drug was administered after the onset of tinnitus.

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

Tinnitus endpoints

Given the lack of existing tinnitus treatments, there have been no fully validated or universally accepted outcome measures for clinical trials. There are two fundamental types of efficacy outcome variables. Patient reported outcomes, or PROs, such as the visual or numerical rating of tinnitus loudness or tinnitus questionnaires provide direct subjective measures of tinnitus and its impact on sleep, relaxation, communication, emotions, social interactions and other factors. For example patients are asked a single question to rate the loudness of their tinnitus “right now” on a scale from 0 (“no tinnitus heard”) to 100 (“tinnitus extremely loud”). Among several tinnitus questionnaires, the 25 item TFI is one of the most recent. It was developed and validated broadly in line with the PRO guidelines of the FDA and was introduced in 2011 by Meikle et al. following extensive validation work, as described in the journal Ear & Hearing. Alternatively, measures commonly referred to as psychoacoustic may be performed by an audiologist, which is why they are considered “semi-objective.” They seek to determine how loud a masking sound has to be to cover the tinnitus (minimum masking level, or MML) or how loud the tinnitus is compared to reference sound (equal loudness match).

In our Phase 2 clinical trials, PROs showed good responsiveness and consistent results, whereas psychoacoustic measures proved highly variable and unreliable. Therefore, following discussions with the FDA and EMA, it was agreed that our Phase 3 clinical program for AM-101 would be based on PROs with the improvement of subjective tinnitus loudness being defined as the primary efficacy endpoint. As part of the SPA with the FDA, it was agreed that improvement as measured by the TFI questionnaire will serve as a co-primary efficacy endpoint in our TACTT2 trial.

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

TACTT0

TACTT0 was conducted at 28 European sites between March 2009 and May 2011. This trial was a double-blind, randomized, placebo controlled, multiple dose, parallel group, Phase 2 clinical trial. It enrolled patients with persistent inner ear tinnitus as a result of AAT, OM, or idiopathic inner ear hearing loss, or ISSNHL, occurring not more than three months prior, and with a MML of at least 5 dB. Trial participants received three intratympanic administrations of AM-101 at dose levels of either 0.27 mg/mL or 0.81 mg/mL or placebo over three consecutive days. A total of 248 patients were randomized (approximately eighty per treatment group). The improvement in the MML was the primary efficacy endpoint. The improvement in subjective tinnitus loudness and in tinnitus annoyance were co-primary efficacy endpoints.

In this trial, AM-101 further demonstrated a favorable safety profile. AM-101 was well tolerated and had no negative impact on hearing. Adverse events were mostly local and related primarily to anticipated temporary changes in tinnitus loudness and muffled hearing following the intratympanic injection procedure. These effects usually resolved with closure of the ear drum. In 93% of cases, the ear drum was fully closed five days after the last injection. Seven patients experienced a total of nine nonfatal serious adverse events, of which four occurred in the placebo group. All serious adverse events were considered either not related or unlikely related to treatment. In the placebo group, one patient died because of cardiomyopathy, which was considered unrelated.

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

Improvement in tinnitus PROs

AM-101
	Placebo	Low Dose		High Dose
Point improvement in tinnitus loudness (0-100 point scale)
LS means (n)	1.4 (23)	16.0 (25)		24.1 (29)
LS mean difference (95% confidence interval)		14.6 (1.4, 27.7)		22.7 (10.3, 35.1)
P-value		0.0308	*	0.0005	***
Point improvement in tinnitus annoyance (0-100 point scale)
LS means (n)	10.8 (23)	21.7 (25)		27.8 (29)
LS mean difference (95% confidence interval)		10.9 (1.4, 23.2)		17.0 (5.4, 28.6)
P-value		0.0805		0.0047	**
Point improvement in difficulties falling asleep (0-100 point scale)
LS means (n)	11.8 (21)	29.8 (15)		38.7 (22)
LS mean difference (95% confidence interval)		18.1 (2.5, 33.6)		26.9 (13.0, 40.9)
P-value		0.0234	*	0.0003	***
Point improvement in tinnitus impact (0-24 point scale)
LS means (n)	2.5 (22)	5.5 (25)		5.9 (27)
LS mean difference (95% confidence interval)		3.0 (0.1, 5.8)		3.4 (0.8, 6.0)
P-value		0.0400	*	0.0124	*

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

AM-101 Phase 3 Clinical Program

With a clear regulatory plan in place based on our SPA with the FDA and scientific advice from the EMA, we have initiated two pivotal trials with AM-101 with highly similar designs, one in North America (TACTT2) and one in Europe (TACTT3). TACTT2 will enroll 330 patients, while TACTT3 Stratum A (Europe) will enroll 300 patients, both during the acute stage. Trial participants will receive three injections of AM-101 0.87 mg/mL or placebo over three to five days and will be followed for 84 days. Enrollment of patients in the acute stage of TACTT2 is expected to be completed in in the first quarter of 2016 and in case of TACTT3 a few months later.

In addition, TACTT3 Stratum B is exploring the potential efficacy of AM-101 during the post-acute stage (tinnitus onset between three and 12 months) since data from our Phase 2 clinical program suggested that AM-101 might be effective beyond the three month acute stage. An Independent Data Review Committee conducted an interim analysis after enrollment of 150 patients. The interim analysis showed positive efficacy signals, with higher activity levels observed in the early post-acute stage (three to six months) compared to the late post-acute stage (six to 12 months). Based on recommendations from the Independent Data Review Committee, TACTT3 Stratum B continued solely with enrollment of patients with tinnitus onset three to six months prior. In total, approximately 330 patients will be enrolled in TACTT3 Stratum B pre- and post-interim analysis.

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

Based on our estimates regarding patient enrollment, we expect to have top-line results from the first Phase 3 trial (TACTT2) for AM-101 in the third quarter of 2016, with results for the second trial (TACTT3) following a few months later.

Two further trials, AMPACT1 and AMPACT2 (AM-101 in the Post-Acute Treatment of Peripheral Tinnitus) are nine-month open label extension trials conducted at the same sites as for TACTT2 and TACTT3. These extension trials will be open to participants who complete the TACTT2 or the TACTT3 trial and will evaluate the safety and local tolerance of up to three treatment cycles, each with three repeated doses of AM-101 0.87 mg/mL.

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

AM-111 in Hearing Loss

AM-111 is being developed for the treatment of ASNHL. In sensorineural hearing loss, there is damage to the sensory cells of the inner ear or the auditory nerve. Sensorineural hearing loss is also called “inner ear hearing loss”. Hearing loss is a heterogeneous disorder of many forms with a variety of causes. ASNHL may be triggered by a variety of insults, such as exposure to excessively loud sound, infection, inflammation or certain ototoxic drugs. These insults may also result in tinnitus. According to an article by Alexander and Harris published in Otology & Neurotology in 2013, the average annual incidence of sudden deafness is 66,954 new cases among the U.S. insured population. There are no currently approved treatments for this patient population.

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

Current Therapies and Unmet Need

Sensorineural hearing loss may have a serious impact on people’s personal and professional lives. Severe to profound hearing loss can result in high societal costs, mostly due to reduced work productivity, as reported in 2000 in the International Journal of Technology Assessment in Healthcare. Yet no treatment currently exists that has unequivocal evidence of efficacy for AAT or ISSNHL. There is no FDA- or EMA-approved drug on the market for sensorineural hearing loss. The only remaining therapeutic option is a hearing aid or, in cases of deafness or near-deafness, a cochlear implant.

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

In the United States, most frequently oral prednisolone is administered for the treatment of ASNHL. Corticosteroids are intended to reduce inflammation and swelling in the ear that may be related to hearing loss. The U.S. treatment guideline issued in 2012 by the American Academy of Otolaryngology/Head & Neck Surgery for ISSNHL lists oral steroids and hyperbaric oxygen as treatment options, but refrains from recommending them in light of the low evidence level for their efficacy. Indeed, Nosrati-Zarenoe and colleagues presented in 2012 in the journal Otology and Neurotology the results of a Swedish placebo controlled trial with oral prednisolone in the treatment of ISSNHL that showed no therapeutic effect on hearing loss from active treatment.

Our Solution – AM-111

We are developing AM-111 as a treatment for acute inner ear hearing loss. AM-111 contains a synthetic D-form peptide (D-JNKI-1) that acts as a c-Jun N-terminal Kinase (JNK) ligand, thereby protecting sensorineural structures in the inner ear from stress-induced damage. We are developing D-JNKI-1 under a worldwide exclusive license for the treatment of ear disorders from Xigen S.A. (Switzerland). Like AM-101, AM-111 is delivered in a biocompatible gel formulation via intratympanic injection. We have established the safety and preliminary efficacy of AM-111 in a Phase 2 clinical trial. We are preparing for the late stage clinical development of AM-111 in acute inner ear hearing loss. The acute stage of hearing loss represents a window in time in which the inner ear can be protected from permanent hearing loss. AM-111 received orphan drug designation by both EMA and FDA in 2005 and 2006, respectively.

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

We conducted our pre-clinical development program for AM-111 in close collaboration with academic partners and various contract research organizations, or CROs. D-JNKI-1 was invented by Xigen S.A. in Lausanne, Switzerland. In 2003, we signed a Collaboration and License Agreement with Xigen, under which we in-licensed worldwide exclusive rights for use of D-JNKI-1 in the treatment of ear disorders. Under the agreement with Xigen, we have exchanged various pre-clinical and clinical data.

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

AM-111 Clinical Development

We have successfully completed two clinical trials of AM-111 that demonstrated its favorable safety profile and efficacy in treating ASNHL. We have benefited several times from engaging in a protocol assistance procedure with the EMA, most recently for the design of the Phase 3 clinical development. We intend to conduct two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, titled HEALOS and ASSENT. HEALOS, has commenced enrollment in Europe and Asia and we intend to commence ASSENT in the U.S. in the second quarter of 2016. In addition, we plan to conduct a Phase 2 trial in the treatment of surgery-induced hearing loss (REACH) in the U.S. Provided that we obtain funding, REACH could be initiated in the first half of 2017 at the earliest.

The design of our pivotal Phase 3 clinical trials is based on the outcomes from our Phase 2 clinical trial and our discussions with the EMA and FDA. We have decided to make some adjustments to the definition of the target patient population to ensure that the trial enrolls only those subjects who have a clear medical need and in whom a clinically meaningful therapeutic benefit can be shown.

Phase 1/2 Clinical Trial

A Phase 1/2 clinical trial was conducted at two centers in Germany in January 2006, with 11 patients suffering from AAT due to New Year’s firecracker accidents. Patients had at least 30 dB hearing loss by pure tone audiometry (average of 4 and 6 kHz) and were treated within 24 hours of onset.

Trial participants received a single dose of AM-111 at either 0.4 mg/mL or 2 mg/mL in a biocompatible gel formulation by intratympanic injection into the most affected ear. The primary endpoint of the trial was the recovery of hearing thresholds from baseline to Day 30. AM-111 was well tolerated by all trial participants, regardless of the dose. Adverse events occurred in only small numbers and were either unrelated or considered unlikely to be related to the treatment. The Phase 1/2 trial provided the first indications of therapeutic benefit of AM-111 in humans.

Phase 2 Clinical Trial

To further evaluate the efficacy and safety of AM-111 we conducted a Phase 2b clinical trial between March 2009 and 2012. Since pre-clinical tests had demonstrated AM-111’s otoprotective effects in many different types of cochlear stress, the patient population was expanded from AAT cases to also include patients affected by ISSNHL. In addition, based on observations from our Phase 1 clinical trial, we expanded the allowed time window from 24 to 48 hours from onset. The design for this Phase 2b trial was discussed with the EMA under a protocol assistance procedure.

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

AM-111 demonstrated a favorable safety profile in this trial. There were no statistically significant differences in the occurrence of clinically relevant hearing deterioration in the treated ear. Also, there were no apparent differences in the frequency of adverse events between placebo and AM-111 treated patients at any time points, no systemic side effects and no negative impact on balance or tinnitus. There were transient procedure related effects such as ear discomfort or pain, incision site complications or middle ear infection in less than 5% of cases. For nine patients, non-fatal serious adverse events were recorded (two, four and three patients in the placebo, AM-111 Low Dose and AM-111 High Dose, respectively). All serious adverse events were considered unlikely related or not related to the treatment with the exception of two (“deafness neurosensory”, one in the placebo and one in the AM-111 High Dose group). All serious adverse events except two (diagnosis of internal auditory canal tumor, respectively neurofibromatosis type II, not related) had recovered or were recovering. The most common serious adverse event was “deafness neurosensory,” as some severe or profound hearing loss patients with insufficient recovery, acute relapse or ongoing deterioration were hospitalized in Poland for infusion therapy in line with customary medical practice.

The trial demonstrated a statistically significant and clinically relevant improvement for the primary as well as the co-primary endpoints in patients with severe to profound ASNHL (those patients with hearing loss of at least 60 dB) treated with AM-111 0.4 mg/mL compared with placebo.

Improvement in hearing and speech discrimination

AM-111
	Placebo	Low Dose		High Dose
Absolute hearing improvement, dB	17.9 (30)	29.9 (29)		22.7 (33)
LS means (n)
LS mean difference (95% confidence interval)		12.1 (2.2, 22.0)		4.9 (-4.8, 14.6)
P-value		0.017	*	0.319
Relative hearing improvement, %
LS means (n)	30.9 (30)	50.4 (29)		37.6 (33)
LS mean difference (95% confidence interval)		19.5 (3.0, 35.9)		6.6 (-9.6, 22.8)
P-value		0.021	*	0.419
Frequency complete hearing recovery, %
Mean (n)	13.3 (30)	31.0 (29)		24.2 (33)
Odds ratio (95% confidence interval)		5.5 (1.1, 29.0)		1.6 (0.4, 6.7)
P-value		0.044	*	0.530
Speech discrimination score improvement, % points
LS means (n)	9.1 (29)	27.4 (29)		23.2 (33)
LS mean difference (95% confidence interval)		18.3 (3.1, 33.4)		14.1 (0.7, 28.9)
P-value		0.019	*	0.061 *

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

The superior hearing recovery in the AM-111 0.4 mg/mL group vs. placebo was supported by more frequent complete tinnitus remission. This finding, which was not yet apparent in the previous smaller Phase 1/2 clinical trial, suggests that preservation of sensory cochlear cells may help to prevent permanent tinnitus and hearing loss at the same time.

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

Planned Late Stage Clinical Program

Based on Phase 2 clinical trial outcomes and after obtaining guidance from the EMA and FDA, we prepared and initiated a late stage clinical program. We will conduct confirmatory testing of AM-111 0.4 mg/mL as well as explore potential incremental therapeutic benefits from a higher concentration (0.8 mg/mL) in ISSNHL patients. Since a “bell shaped” dose response curve was observed in animal studies, a concentration between 0.4 and 2.0 mg/mL may be even more effective than the low dose. In addition, we are planning to test AM-111 in a separate trial for protection against surgery-induced hearing loss in cochlear implant surgery.

We have commenced enrollment in a pivotal Phase 3 trial called HEALOS (Efficacy and Safety of AM-111 in the treatment of Acute Inner Ear Hearing Loss) in European and Asian countries with approximately 255 patients. A single dose of either 0.4 mg/mL or 0.8 mg/mL of AM-111 will be compared to placebo in patients suffering from acute severe to profound hearing loss with ISSNHL as the onset factor and an enrollment time window that has been extended from 48 to 72 hours. The FDA held a pre-IND meeting with us in September 2014 and provided formal feedback and guidance on our pre-clinical and CMC development and specifically on HEALOS.

In parallel, we are preparing a second pivotal Phase 3 trial called ASSENT (Efficacy and Safety of AM-111 as Acute Sudden Sensorineural Hearing Loss Treatment) in the US, Canada and South Korea with approximately 300 patients. A single dose of either 0.4 mg/mL or 0.8 mg/mL of AM-111 will be compared to placebo in patients suffering from acute severe to profound hearing loss with ISSNHL as the onset factor and an enrollment time window of 72 hours. In contrast to HEALOS, where patients with insufficient hearing recovery have the option of receiving a course of oral corticosteroids as reserve therapy, all patients in ASSENT will receive oral corticosteroids as a background therapy. An interim analysis will be conducted after 150 patients have completed the trial. We expect to initiate ASSENT in the second quarter of 2016.

In addition, we plan to conduct a Phase 2 trial in the treatment of surgery-induced hearing loss (REACH) in the U.S., comparing a single 0.4 mg/mL dose of AM-111 to a placebo. Provided that we obtain funding, REACH could be initiated in the first half of 2017 at the earliest.

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

Acute inner ear tinnitus

There are a number of products in pre-clinical research and clinical development by third parties to treat tinnitus in the broader sense. Most of them are aiming to provide symptomatic relief (without treating the underlying cause) and targeting chronic rather than acute tinnitus. Examples include Tinnitus Retraining Therapy (TRT) or tinnitus maskers as well as more recent approaches like transcranial magnetic stimulation, vagus nerve stimulation, or customized sound therapy. Based on publicly available information, we have further identified, among others, the following drug product candidates that are currently in clinical development:

•	Merz Pharmaceuticals GmbH has a product candidate that is a low affinity NMDA receptor antagonist and nicotinic acetylcholine receptor antagonist (neramexane) designed for oral treatment of tinnitus. In November 2011 Merz Pharma announced the suspension of its tinnitus development program with neramexane due to lack of efficacy in Phase 3 clinical trials in post-acute tinnitus; the product candidate is currently still being evaluated in a Phase 2 clinical trial by Merz’s Japanese collaboration partner Kyorin Pharmaceutical Co., Ltd.

•	Autifony Therapeutics Ltd. has a Kv3 potassium channel agonist product candidate (AUT00063) that is designed for oral administration. In 2014 Autifony initiated a Phase 2 study with AUT00063 in patients with post-acute tinnitus. Following an interim analysis, Autifony announced in October 2015 that it would halt enrollment in its Phase 2 trial due to a lack of efficacy.

•	Otonomy Inc. acquired an early stage NMDA receptor antagonist product candidate (NST-001, gacyclidine) from Neurosystec Inc. in October 2013 and, according to public information, is planning to develop it as OTO-311 for intratympanic injection. According to public information, Otonomy intends to develop a sustained-exposure formulation of gacyclidine for the treatment of tinnitus that will provide a full course of treatment from a single intratympanic injection. OTO-311 is currently being evaluated in a Phase 1 trial; initiation of a Phase 2 trial is planned for in the second half of 2016.

Based on publicly available information, OTO-311 will target a similar group of tinnitus patients. Its competitive strength will ultimately depend on the demonstration of clinical efficacy and safety and its comparison with AM-101. Further, we intend to rely on our patent applications with broad disclosures to pursue claims relating to the use of polymers with NMDA antagonists in controlled-release topical compositions for the treatment of tinnitus. Further progress in the development of AM-101 and in particular market approval may attract increased interest in developing treatments for acute inner ear tinnitus and may lead to the arrival of new competitors.

Acute inner ear hearing loss

There are a number of product candidates in pre-clinical research and clinical development by third parties that aim to prevent or treat acute inner ear hearing loss. Based on publicly available information, we have identified, among others, the following product candidates:

•	AudioCure Pharma GmbH has a ß-carboline product candidate (AC-002) and other chemical entities derived from it in pre-clinical development that is designed for intratympanic treatment of noise induced hearing loss in a gel-based formulation.

•	Autifony Therapeutics Ltd. has a Kv3 potassium channel agonist product candidate (AUT00063) that is designed for oral administration. Autifony is expected to initiate a Phase 2 trial with AUT00063 in the treatment of speech-in-noise deficits in elderly patients.

•	Sound Pharmaceuticals, Inc. has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration, and that has been tested for the prevention and treatment of temporary inner ear hearing loss in a Phase 2 clinical trial.

•	Otologic Pharmaceutics, Inc. has a product candidate (HPN-07) designed for treatment of acute hearing loss by way of oral administration. A Phase 1 trial was to be initiated in 2014, but no further information is publicly available on its status.

•	Southern Illinois University has an antioxidant product candidate (D-methionine) that is designed for oral administration in the prevention and treatment of noise induced hearing loss and currently being tested in a late stage study with the Department of Defense.

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

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Item 3. Key Information—D. Risk factors—Risks Related to Intellectual Property.”

As of December 31, 2015, we own four (4) issued U.S. patents and nine (9) pending U.S. patent applications along with foreign counterparts of such patents and applications in various jurisdictions. We co-own three of our issued U.S. patents, and one of our pending patent applications with INSERM, along with their foreign counterparts, pursuant to the terms of our co-ownership and exploitation agreement. In addition, we co-own two of our pending applications with Xigen pursuant to the terms of our collaboration and license agreement.

In addition, as of December 31, 2015, we have exclusively licensed from Xigen eleven (11) issued U.S. patents and two (2) pending U.S. patent applications, along with their foreign counterparts in various jurisdictions that cover the composition of matter or method of use of JNK ligand peptides in a limited field including the intratympanic treatment of acute sensorineural hearing loss.

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

The patent portfolios for our two (2) leading product candidates as well as other related filings as of December 31, 2015 are summarized below.

AM-101

We are the owner or co-owner of patents and patent applications relating to Ketamine or its use in inner ear tinnitus. In particular, we have an agreement entitled “Co-Ownership/Exploitation Agreement” with INSERM with respect to its Ketamine patent portfolio. We have rights to two (2) issued U.S. patents and three (3) pending U.S. applications and corresponding patents and applications in other jurisdictions including Europe, Eurasia, Australia, Canada, Japan, Brazil, China, South Korea, Israel, India, Mexico, Philippines, Russia, South Africa and New Zealand, covering formulation and use of Ketamine. Our issued patents and pending patent applications relating to AM-101 are expected to expire between 2024 and 2028, prior to any patent term extensions to which we may be entitled under applicable laws.

AM-111

We are the exclusive licensee under our agreement with Xigen of a portfolio of patents and patent applications that relate, among other things, to JNK ligand peptides or their use in hearing loss. This portfolio includes eleven (11) issued U.S. patents and two (2) pending U.S. applications along with their foreign counterparts in various jurisdictions including, Europe, Australia, Brazil, Canada, Eurasia, South Korea, Israel, India, Mexico, Ukraine and Japan, that cover the composition of matter or method of use of the JNK ligand peptides. These licensed patents and patent applications relating to AM-111 are expected to expire between 2020 and 2027, prior to any patent term extensions to which we may be entitled under applicable laws. In addition, we co-own two patent families with Xigen related to use of JNK ligand peptides for the treatment of Meniere’s disease or tinnitus.

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

Additional Patents and Applications

In addition to the AM-101 and AM-111 patent portfolios, we own four (4) U.S. patent applications directed to poloxamer-based compositions with actives including fluoroquinolone antibiotics, steroids, or gacyclidine. Although these applications are not directed to our AM-101 or AM-111 products, they can provide a competitive advantage in the relevant market. One of these applications was issued as U.S. Patent No.

9,066,865 (the “865 Patent”) on June 30, 2015.

On July 20, 2015, the United States Patent and Trademark Office declared Patent Interference No. 106,030 involving our ‘865 Patent and Otonomy’s U.S. patent application No. 13/848,636.  The patent interference identifies claims 1-9 in our ‘865 Patent as interfering with Otonomy’s patent application claims 38, 43, and 46-50.  Our 865 Patent relates to methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. We do not expect the interference to impact our intellectual property portfolio relating to AM-101 and AM-111.  See “Item 3. Key Information—D. Risk factors—Risks Related to Intellectual Property.

Proprietary Rights

In addition to patent protection, we intend to use other means to protect our proprietary rights. We may pursue marketing exclusivity periods that are available under regulatory provisions in certain countries, including the US, Europe and Japan. For example, if we are the first to obtain market approval of a small molecule product in the United States, we would expect to receive at least 5 years of market exclusivity in the U.S.

Janssen, a subsidiary of Johnson & Johnson, has been testing Esketamine in a spray formulation for intranasal treatment of treatment-resistant depression in several clinical trials to date, with a Phase 3 program starting in 2015. In November 2014, the FDA designated Esketamine a ‘breakthrough therapy’ for this indication. In the event that Janssen’s confirmatory trials are successful and the company receives marketing authorization prior to us receiving marketing authorization for AM-101, we would lose the potential benefit of a five year market exclusivity period that we would otherwise expect to obtain.

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

We have obtained U.S. trademark registrations for Auris, Auris Medical, Auris Medical Cochlear Therapies (and Design).

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

Government Regulation

Product Approval Process

The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The U.S. Food and Drug Administration, or FDA, under the Federal Food, Drug, and Cosmetic Act, or FDCA, regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:

•	the completion of pre-clinical laboratory tests and animal tests conducted under GLP regulations;

•	the submission to the FDA of an Investigational New Drug, or IND, application for human clinical testing, which must become effective before human clinical trials commence;

•	the performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with cGCP;

•	the submission to the FDA of a New Drug Application, or NDA;

•	the FDA’s acceptance of the NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with cGMPs; and

•	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

The testing and approval process requires substantial time, effort and financial resources, and the receipt and timing of any approval is uncertain.

Pre-clinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the pre-clinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical trials may be commenced. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the trials as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

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

The results of pre-clinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information on the manufacture, composition and quality of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product. The NDA must be accompanied by a significant user fee payment. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data is insufficient for approval and require additional pre-clinical, clinical or other studies.

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

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product and/or its Active Pharmaceutical Ingredient, or API, will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, pre-clinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

Special Protocol Assessment

The FDA and an IND sponsor may agree in writing on the design and size of clinical studies intended to form the primary basis of a claim of effectiveness in an NDA. This process is known as a special protocol assessment, or SPA. Upon a specific request for an SPA by an IND sponsor, the FDA will evaluate the protocol. If an SPA agreement is reached, however, it is not a guarantee of product approval by the FDA or approval of any permissible claims about the product. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement. In particular, the SPA agreement is not binding on the FDA if previously unrecognized public health concerns later come to light, other new scientific concerns regarding product safety or efficacy arise, the IND sponsor fails to comply with the protocol agreed upon, or the relevant data, assumptions, or information provided by the IND sponsor when requesting an SPA agreement change, are found to be false statements or misstatements, or are found to omit relevant facts. An SPA agreement may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA, or if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began.

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

Other Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws govern certain business practices in the biopharmaceutical industry. These laws include, but are not limited to, anti-kickback, false claims, data privacy and security, and transparency statutes and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly, and our practices may not in all cases meet all of the criteria for a statutory exception or safe harbor protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law, amended the intent requirement under the Anti-Kickback Statute and criminal healthcare fraud statutes (discussed below) such that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it in order to have committed a violation. In addition, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below). Further, the civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal false claims laws, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-covered, uses. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, imposes certain requirements on certain types of individuals and entities relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates — independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the Health Care Reform Law also included the federal Physician Payments Sunshine Act, which requires that certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

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

In March 2010, the Health Care Reform Law was signed into law. The Health Care Reform Law has the potential to substantially change the way healthcare is financed by both governmental and private insurers. The Health Care Reform Law, among other things, established an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents; revised the methodology by which rebates owed by manufacturers for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of certain injectable outpatient drugs, as well as prescriptions of individuals enrolled in Medicaid managed care organizations; required manufacturers to offer 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; expanded eligibility criteria for Medicaid programs; and established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. There have been judicial and Congressional challenges to certain aspects of the Health Care Reform Law, and we expect there will be additional challenges and amendments to the Health Care Reform Law in the future.

In addition, other legislative changes have been proposed and adopted since the Health Care Reform Law was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year effective April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2025 unless additional Congressional action is taken. In January 2013, President Obama also signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

The registrant corporation, Auris Medical Holding AG, has four wholly owned subsidiaries which are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary Auris Medical AG.

D.	Property, plants and equipment

Our headquarters are in Zug, Switzerland. We also lease approximately 3,250 square feet of office space in Basel, Switzerland. This property serves as the corporate headquarters of our principal operating subsidiary. We intend to increase our office space in 2016 in order to accommodate further growth and believe that suitable alternative or additional spaces will be available on commercially reasonable terms.

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

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidate, AM-101, is in Phase 3 clinical development for acute inner ear tinnitus under a special protocol assessment, or SPA, from the FDA. In two Phase 2 clinical trials, AM-101 demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. We expect to have top-line results from the first Phase 3 trial for AM-101 in the third quarter of 2016, with results for the second trial following a few months later. We are also developing AM-111 for acute inner ear hearing loss. We intend to conduct two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, titled HEALOS and ASSENT. HEALOS, has commenced enrollment in Europe and Asia and we intend to start enrollment in the U.S. in ASSENT in the second quarter of 2016. In addition, we plan to conduct a Phase 2 trial in the treatment of surgery-induced hearing loss (REACH) in the U.S. Provided that we obtain funding, REACH could be initiated at the earliest in the first half of 2017.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities and short term loans. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of December 31, 2015, we had cash and cash equivalents of CHF 50.2 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, AM-101, AM-111 or any of our other product candidates.

As of December 31, 2015, we had an accumulated deficit of CHF 81.7 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

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

Financial Operations Overview

Research and development expense

Research and development expense consists principally of:

•	salaries for research and development staff and related expenses, including employee benefits;

•	costs for production of pre-clinical compounds and drug substances by contract manufacturers;

•	fees and other costs paid to contract research organizations in connection with additional pre-clinical testing and the performance of clinical trials;

•	costs of related facilities, materials and equipment;

•	costs associated with obtaining and maintaining patents;

•	costs related to the preparation of regulatory filings and fees; and

•	depreciation and amortization of tangible and intangible fixed assets used to develop our product candidates.

We expect that our operating expenses in 2016 will be in the range of CHF 33.0 to 38.0 million, the majority of which we expect to be research and development expense. Our research and development expense mainly relates to the following key programs:

•	AM-101. We are conducting a Phase 3 clinical development program with AM-101 comprising two Phase 3 studies and two open label follow-on studies. We expect top-line results of the TACTT2 trial in the third quarter 2016 and the top-line results of TACTT3 a few months later. We anticipate that our research and development expenses in connection with these clinical trials will be lower in 2016 than in the preceding year, but remain at a substantial level.

•	AM-111. We intend to conduct two pivotal Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. HEALOS, has commenced enrollment in Europe and Asia and we intend to start enrollment in the U.S. in ASSENT in the second quarter of 2016. We anticipate that our research and development expenses in connection with the two AM-111 trials will substantially increase in 2016 compared to the previous year.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 and AM-123. The expenses mainly consist of costs for production of the pre-clinical compounds and costs paid to academic research institutions in conjunction with pre-clinical testing.

For the years ended December 31, 2015, 2014 and 2013, we spent CHF 19.7 million, CHF 12.5 million and CHF 10.6 million, respectively, on research and development expenses related to AM-101. For the same time periods, we spent CHF 6.4 million, CHF 4.8 million and CHF 1.0 million, respectively, on research and development expenses related to AM-111. In addition, we incurred research and development expenses related to our earlier stage projects. These expenses exclude the milestone payment to Xigen for AM-111 as it was capitalized. Research and development expenses are expected to increase as we advance the clinical development of AM-101 and AM-111 and to further advance the research and development of our pre-clinical product candidates. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals and payer discussions;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

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

Interest income

Our policy is to invest funds in low risk investments including interest bearing deposits. Saving and deposit accounts generate a small amount of interest income. We expect to continue this investment philosophy.

Interest expense

Our interest expense consists principally of banking charges and, in 2014, of an interest expense in relation to convertible loans.

Foreign currency exchange gains/losses, net

Our Foreign currency exchange gains/losses, net, consists primarily of unrealized gains or losses on our USD and EUR denominated cash and cash equivalents.

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

Comparison of the years ended December 31, 2015 and 2014

	Year Ended December 31,
	2015	2014	Change
	(in thousands of CHF)%
Research and development	(26,536)	(17,705)	50%
General and administrative	(4,342)	(4,489)	(3%)
Operating loss	(30,878)	(22,194)	39%
Interest income	37	52	(30%)
Interest expense	(8)	(56)	(86%)
Foreign currency exchange gains/(losses), net	1,144	4,012	(71%)
Loss before tax	(29,705)	(18,185)	(63%)
Income tax expense	—	—	—
Net loss attributable to owners of the Company	(29,705)	(18,185)	63%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability, net of taxes of CHF 0	(54)	(1,102)	(95%)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	(13)	(105)	(88%)
Other comprehensive loss	(67)	(1,207)	(94%)
Total comprehensive loss attributable to owners of the Company	(29,772)	(19,392)	54%

Research and development expense

	Year Ended December 31,
	2015	2014	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(20,808)	(12,142)	71%
Preclinical projects	(468)	(1,160)	(60%)
Drug manufacture and substance	(1,866)	(1,384)	35%
Employee benefits	(2,140)	(1,718)	25%
Other research and development expenses	(1,253)	(1,301)	(4%)
Total	(29,705)	(17,705)	50%

Research and development expense increased 50% from CHF 17.7 million in 2014 to CHF 26.5 million in 2015. Our research and development expense is dependent on the development phases of our research projects and therefore fluctuates significantly from year to year. The variances in expense between 2014 and 2015 are mainly due to the following factors:

•	Clinical projects. In 2015, we incurred significantly higher clinical expenses than in 2014, primarily due to higher service and milestone costs charged by contracted service providers in connection with the late stage AM-101 clinical trials, reflecting higher patient enrollment rates when compared with the previous reporting period and trial progress. For AM-111, we also incurred higher expenses related to the start of patient recruitment in the Phase 3 HEALOS trial.

•	Preclinical projects. In 2015, we incurred significantly lower costs as several toxicology studies were completed in 2014.

•	Drug manufacture and substance. In 2015, we incurred higher costs primarily related to the production of validation batches for AM-101, which were partly offset by lower costs for AM-111 due to fluctuations in the timing of raw material purchases and the manufacture of clinical trial supplies.

•	Employee benefits. Headcount continued to increase in 2015 to support expanded project management activities.

General and administrative expense

	Year Ended December 31,
	2015	2014	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(1,503)	(1,137)	32%
Administration costs	(2,387)	(2,014)	18%
Initial public offering costs, expensed	—	(822)	(100%)
Other	(452)	(516)	(12%)
Total	(4,342)	(4,489)	(3%)

General and administrative expenses decreased by 3% from CHF 4.5 million in 2014 to CHF 4.3 million in 2015.

•	Employee benefits. Headcount continued to increase in 2015 in line with the expansion of administrative staff established after becoming a publicly listed company. Employee benefits also reflect an increase in share based payments and pension charges.

•	Administration costs. The increase reflects higher consulting and auditing expenses associated with operating as a public company.

•	Initial public offering costs, expensed. These initial public offering costs were expensed in the three months ended March, 31, 2014, as management determined that successful completion was not deemed more likely than not. No such costs were incurred in 2015.

•	Other. In 2015, these costs were on aggregate broadly in line with 2014 and comprise facility, business development and travel costs.

We expect that general and administrative expense will increase in the future as our business expands and we continue to increase headcount as well as incur additional costs associated with operating as a public company.

Interest income

Interest income decreased from CHF 0.05 million in 2014 to CHF 0.04 million in 2015 due to the lower interest rates on short-term deposits.

Interest expense

Interest expense decreased substantially in 2015, as convertible loans had been converted in 2014. In 2014 we recognized interest expenses in the amount of CHF 0.05 million on the convertible loans.

Foreign currency exchange gains/(losses), net

Foreign currency exchange gains/(losses), net decreased in 2015 due to lower foreign exchange gains on the Company’s U.S. dollar denominated cash and cash equivalents.

Remeasurements of defined benefits liability

Remeasurements of the net defined benefits liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), decreased 95% from 2014 to 2015. The decline was due to higher return on plan assets offset by lower actuarial losses on changes in experience adjustments and actuarial gains from changes in economic assumptions.

Foreign currency translation differences

Foreign currency translation differences decreased by 88% from 2014 to 2015. The decrease was primarily related to changes in the opening and closing balance of the group’s currency translation differences.

Comparison of the years ended December 31, 2014 and 2013

	Year Ended December 31,
	2014	2013	Change
	(in thousands of CHF)%
Research and development	(17,705)	(13,254)	34%
General and administrative	(4,489)	(1,362)	230%
Operating loss	(22,194)	(14,616)	52%
Interest income	52	74	(30%)
Interest expense	(56)	(53)	6%
Foreign currency exchange gains/(losses), net	4,012	(104)	(3,985%)
Loss before tax	(18,185)	(14,699)	24%
Income tax expense	—	(306)	(100)%
Net loss attributable to owners of the Company	(18,185)	(15,005)	21%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability, net of taxes of CHF 0	(1,102)	(58)	1,800%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	(105)	32	(431)%
Other comprehensive loss	(1,207)	(26)	4,541%
Total comprehensive loss attributable to owners of the Company	(19,392)	(15,031)	29%

	Year Ended December 31,
	2014	2013	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(12,142)	(8,753)	39%
Preclinical projects	(1,160)	(2,078)	(44)%
Drug manufacture and substance	(1,384)	(1,036)	34%
Employee benefits	(1,718)	(1,074)	60%
Other research and development expenses	(1,301)	(313)	316%
Total	(17,705)	(13,254)	34%

Research and development expense increased 34% from CHF 13.3 million in 2013 to CHF 17.7 million in 2014. The variances in expense between 2013 and 2014 were mainly due to the following factors:

•	Clinical projects. Beginning in February and March 2014 we enrolled patients in two AM-101 Phase 3 trials, namely TACTT2 and TACTT3. In addition, roll-over of study participants into the open-label follow-on studies AMPACT1 and AMPACT2 started in May/June 2014. This resulted in the incurrence of substantial service and pass through costs from our CROs and other service providers. In 2013, AM-101 clinical costs were lower as Phase 2 completed in February and we mainly incurred costs related to the preparation for the Phase 3 trials (notably for feasibility assessments, investigator and site selections, investigator meetings, validation and translation work on questionnaires and other study documents, procurement of electronic patient diaries, set-up of electronic data capture systems, databases and procedures as well as submissions to regulatory agencies and institutional review boards) . For AM-111, in 2014, we incurred significantly higher clinical costs for the preparation of the Phase 3 program, most notably, feasibility assessments, as well as investigator and site selections. In contrast, in 2013 expense levels related to the AM-111 project were lower because a Phase 2 clinical trial had been completed.

•	Pre-clinical projects. In 2014 we finished toxicology studies with repeated AM-101 dosing and therefore incurred lower expenses as compared to 2013. In contrast, in 2014 we incurred higher expenses for AM-111 as we started a repeated dose toxicology study and finalized the analytical assay development. Costs incurred in 2013 related to project AM-102, including screening of compounds for a new pharmacological target in tinnitus. In addition, we initiated additional toxicology studies with repeated AM-101 dosing in rodents, and conducted reproduction toxicology studies with AM-111.

•	Drug manufacture and substance. In 2014 we incurred substantial costs related to the manufacture of clinical supplies for AM-111 in preparation for the Phase 3 trial program as well as for analytical development and validation. In contrast, in 2013 we mainly incurred costs related to the manufacture, labelling and packaging of supplies for the AM-101 Phase 3 trials.

•	Employee benefits. Headcount continued to increase in 2014 in line with the expansion of our research and development activities.

General and administrative expense

	Year Ended December 31,
	2014	2013	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(1,137)	(196)	481%
Administration costs	(2,014)	(556)	262%
Initial public offering costs, expensed	(822)	—	100%
Other	(516)	(610)	(15)%
Total	(4,489)	(1,362)	230%

General and administrative expense increased 230% from CHF 1.4 million in 2013 to CHF 4.5 million in 2014.

•	Employee benefits. Headcount continued to increase in 2014 in line with the expansion of our administrative staff after becoming a publicly listed company.

•	Administration costs. The increase reflects higher legal and auditing expenses in connection with the preparation for our initial public offering and expenses associated with operating as a public company after August 2014.

•	Initial public offering costs, expensed. These initial public offering costs expensed in the three months ended March, 31, 2014, as management determined that successful completion was not deemed more likely than not. No such costs were incurred in 2013.

•	Other. These costs were on aggregate broadly in line with 2013 and comprised facility, business development and travel costs.

Interest income

Interest income decreased from CHF 0.07 million in 2013 to CHF 0.05 million in 2014. Interest income in both periods consisted primarily of interest income recognized on short-term deposits.

Interest expense

Interest expense increased from CHF 0.05 in 2013 to CHF 0.06 million in 2014. Higher interest expenses were mainly due to higher bank charges, whereas interest expenses on the outstanding convertible loan were comparable.

Foreign currency exchange gains/(losses), net

Net foreign currency exchange gains increased substantially in 2014 primarily because of unrealized exchange gains due to the appreciation of the U.S. dollar (in which most of our cash was denominated after the initial public offering) against the CHF (our functional currency) as well as a result of an increase in average cash and cash equivalents following our initial public offering of common shares.

Income tax expense

As we have never generated revenue or other taxable income, there have been no income taxes paid so far. In 2014, we recorded a deferred income tax loss of CHF 32,761, which was offset with deferred income tax gain of CHF 32,761.

Remeasurements of defined benefits liability

Remeasurements of the net defined benefits liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), increased 1,800% from 2013 to 2014. The increase was primarily related to a higher actuarial loss arising from changes in financial assumptions and experience adjustments, partially offset by a higher return on plan assets.

Foreign currency translation differences

Foreign currency translation differences decreased by 431% from 2013 to 2014. The decrease was primarily related to changes in the opening and closing balance of the group’s currency translation adjustments.

B.	Liquidity and capital resources

Since inception, we have incurred significant operating losses. To date, we have not generated any revenue. We have financed our operations through the public offerings of our common shares, private placements of equity securities and short term loans.

Cash flow

Comparison of the years ended December 31, 2015 and 2014

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
	(in thousands of CHF)
Cash used in operating activities	(28,727)	(19,316)
Net cash used in investing activities	(43)	(1,186)
Net cash from financing activities	20,919	49,609
Net effect of currency translation on cash	1,155	3,962
Cash and cash equivalents at the beginning of the period	56,934	23,866
Cash and cash equivalents at the end of the period	50,237	56,934

The increase in cash used in operating activities from CHF 19.3 million in 2014 to CHF 28.8 million in 2015 was mainly due to an increase in research and development expenses as well as general and administrative expenses other than share based payments (non-cash item).

Cash used in investing activities reflects, in both 2015 and 2014, cash used in the purchase of property, plant and equipment (manufacturing equipment and office furniture) offset by interest received. In 2014, it includes a CHF 1.125 million cash milestone payment to Xigen.

Cash from financing activities in 2015 reflects the net proceeds (CHF 21.1 million) from our public offering of 5,275,000 common shares at a price of US$ 4.75 per share. The proceeds were partially offset by issuance costs associated with the offering. In 2014, net cash from financing activities was CHF 49.6 million, reflecting the net effect of proceeds from our initial public offering in August 2014.

Comparison of the years ended December 31, 2014 and 2013

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

Cash from financial activities, in 2014, was primarily driven by a net inflow of CHF 49.6 million from our initial public offering in August 2014. In 2013 net cash from financing activities reflects proceeds from the private placement of our Series C preferred shares to new investors providing total net proceeds of CHF 24.1 million in April 2013 as well as a convertible loan from Series C shareholders providing CHF 13.8 million in December 2013.

Cash and funding sources

The table below summarizes our sources of financing for the years ended December 31, 2015, 2014 and 2013.

	Equity Capital and Preferred Shares	Loans	Total
	(in thousands of CHF)
2015	21,071	—	21,071
2014	50,038	—	50,038
2013	24,111	13,770	37,881
Total	95,220	13,770	108,990

On May 20, 2015 we completed a public offering of 5,275,000 common shares at a price to the public of US$4.75 per share. The net proceeds of the public offering were CHF 21.1 million.

Our sources of financing in 2014 included the initial public offering of 10,113,235 common shares providing net proceeds (after underwriting fees, initial public offering and share issuance costs) of CHF 49.60 million.

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

Under the terms of the Series C investment agreement, we agreed that up to two additional closings resulting in further capital increase and issuance of new Series C preferred shares may be completed (the “Second Closing” and/or, the “Third Closing”, respectively). Pursuant to the terms of the convertible loan agreement, the lenders exercised their right to convert the full amount of the loan into Series C preferred shares on January 13, 2014. The conversion replaced the Second Closing of the Series C financing. The obligation to effect the Third Closing was waived by the Company and the Series C investors.

As of December 31, 2015 we had no long-term debt.

We have no ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least until the fall of 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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

We expect that we will require additional funding to complete our late-stage AM-111 clinical program, obtain regulatory approval for AM-101 and AM-111 and to commercialize our product candidates AM-101 and AM-111. If we receive regulatory approval for AM-101 or AM-111, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

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

Significant accounting policies and use of estimates and judgment

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income/loss, or OCI.

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

Employee benefits

The Company maintains a pension plan for all employees employed in Switzerland through payments to an independent collective foundation. Under IFRS, the pension plan qualifies as a defined benefit plan. There are no pension plans for the subsidiaries in Ireland and the United States.

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

The share-based compensation plans qualify as equity settled plans. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The vesting of share options is conditional on the employee completing a period of service of three and four years respectively, from the grant date, in accordance with Plans A and C. Under the Company’s Equity Incentive Plan (“the 2014 Plan”), 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors in 2015 vest after a period of one year after the grant date. Plan B was created to provide shares for share based compensation plans; it was used in the years 2008, 2009 and 2014 and was abolished in 2015.

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

In our historical financing rounds, we have mainly relied on the prior sale of stock method where the Company and new investors negotiate the Company’s valuation at arm’s length. Typical considerations in this method may include the type and amount of equity sold, the estimated volatility, the estimated time to liquidity, the relationship of the parties involved, the timing compared to the common shares valuation date and the financial condition and structure of the Company at the time of the sale.

Following the completion of our initial public offering, option pricing and values are determined based on quoted market prices of our common shares at the grant date.

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

F.	Tabular disclosure of contractual obligations

The following table presents information relating to our contractual obligations as of December 31, 2015:

	Payments Due by Period
	Less Than 1 Year	Between 1 and 5 Years	Total
	(in thousands of CHF)
Operating lease obligations (1)	101	114	215
Total	101	114	215

(1)	Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our lease of office space and are not accounted for on the balance sheet. The lease term is 5 years and expires on March 31, 2018, with an option to extend for another five years.

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

The following table presents information about our executive officers and directors. The term of each of our directors is one year and, accordingly, will expire at the time of our 2016 annual shareholder meeting.

Name	Position	Age	Initial Year of Appointment
Executive Officers
Thomas Meyer	Chairman and Chief Executive Officer	48	2003
Bettina Stubinski	Chief Medical Officer (1)	49	2013
Sven Zimmermann	Chief Financial Officer	45	2014
Anne Sabine Zoller	General Counsel	36	2015
Non-Executive Directors
Wolfgang Arnold	Director	74	2007
James I. Healy	Vice-Chairman and Director	51	2013
Oliver Kubli	Director	43	2010
Berndt A.E. Modig	Director	57	2015
Antoine Papiernik	Director	49	2013
Calvin W. Roberts	Director	63	2015

(1)	We have entered into an agreement with Ms. Stubinski pursuant to which her responsibilities with the Company will be gradually reduced after publication of top line results for TACTT2 and will end on December 31, 2016.

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

Sven Zimmermann, Chief Financial Officer: Mr. Zimmermann has served as our Chief Financial Officer since January 2014. He has over 10 years of experience in finance and equity capital markets. Before joining Auris Medical, Mr. Zimmermann was Chief Financial Officer of PregLem SA from June 2008 to March 2014 where he contributed to its acquisition by Gedeon Richter Plc in October 2010. Prior to PregLem SA, he worked as a Sell and Buy Side analyst for UBS in London and Zurich from March 2001 to June 2008. He has a degree in Biochemistry from the University of Fribourg, Switzerland and a Ph.D. in Molecular Biology from the University of Zurich, Switzerland.

Anne Sabine Zoller, General Counsel: Ms. Zoller joined the Company as Senior Legal Counsel in April 2015 and was appointed General Counsel in August 2015. Prior to joining Auris Medical, Ms Zoller was a Corporate/M&A Counsel with Straumann Group, a dental implant company headquartered in Basel, and an attorney in the Corporate/M&A team of Homburger AG, a Zurich based law firm. She obtained a Ph.D. in law from the University of Zurich and holds an M.B.A. degree.

Non-Executive Directors

Wolfgang Arnold, Director: Dr. Arnold has been a member of our board of directors since 2007. He is a professor emeritus in otolaryngology and head and neck surgery, and an internationally renowned expert in the field of inner ear disorders. Dr. Arnold has authored or co-authored more than 365 peer-reviewed scientific and medical articles and more than 10 textbooks. From 1981 to 1992 he served as Head of the Department of Otorhinolaryngology, Head & Neck Surgery, Cantonal Hospital of Lucerne (Switzerland) and from 1992 to 2007 he served as Director of the Department of Otolaryngology, Head and Neck Surgery of the Technical University of Munich, Germany. He is still practicing today. Dr. Arnold holds an M.D. from the University of Munich.

James I. Healy, Vice-Chairman: Dr. Healy has been a member of our board of directors since April 2013. Dr. Healy has been a General Partner of Sofinnova Ventures, a venture capital firm, since June 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Amarin Corporation, plc., Ascendis Pharma A/S, Coherus Bioscience, Inc., Edge Therapeutics, Inc. and several private companies. Previously, he served as a board member of Hyperion Therapeutics, Inc, CoTherix, Inc., Durata Therapeutics, Inc., InterMune, Inc. Movetis NV and several private companies. Dr. Healy was nominated to our board of directors by Sofinnova Ventures. Dr. Healy holds an M.D. and a Ph.D. in Immunology from the Stanford School of Medicine and holds a B.A. in molecular biology and a B.A. in Scandinavian Studies from the University of California at Berkeley.

Oliver Kubli, Director: Mr. Kubli has been a member of our board of directors since June 2010. He is a Managing Director and Head Portfolio Management Healthcare Funds & Mandates at Bellevue Asset Management AG. Mr. Kubli is the Senior Portfolio Manager for several public health care funds. Prior to joining Bellevue Asset Management, Mr Kubli was Head Portfolio Management Healthcare Funds & Mandates of Adamant Biomedical Investments AG. Before joining Adamant in 2008, he held various management positions at ZKB and was responsible for the global health care sector within the bank’s Asset Management Division. Mr. Kubli started his career as a financial analyst and portfolio manager with UBS and Swiss Re. He is a chartered financial analyst (CFA) and holds a B.A. in Business Administration from the University of Applied Sciences, Zürich/Winterthur, Switzerland.

Berndt A.E. Modig, Director, Chairman of the Audit Committee: Mr. Modig was elected to our board of directors in 2015. Mr. Modig is the Managing Director of Schoodic Management BV and Pharvaris BV. He was the Chief Financial Officer of Prosensa Holding N.V., a company dedicated to the development of treatments of neuromuscular and neurodegenerative disorders such as Duchenne Muscular Dystrophy, from 2010 up to its sale to Biomarin. Prior to that, he was the Chief Financial Officer of Jerini AG, another publicly listed biotechnology company, and held various management positions in industry, finance and private equity groups. He started his professional career in the auditing practice of Price Waterhouse. Berndt Modig is a member of the Board of Directors and the Audit Committee of Affimed N.V., a member of the Board of Directors and chairman of the Audit Committee of Axovant Sciences, Ltd., and a member of the Board of Directors of Onco BioTek. Mr. Modig is a Certified Public Accountant and has an M.B.A. from INSEAD.

Antoine Papiernik, Director, Chairman of the Compensation Committee: Mr. Papiernik has been a member of our board of directors since April 2013. He is a Managing Partner at Sofinnova Partners, a French venture capital firm, which he joined in 1997. He serves on the boards of directors of Reflexion Medical Inc., MD Start, Shockwave Medical, Inc., Pixium Vision, ReCord Medical, ProQR Therapeutics BV and Mainstay Medical Ltd. Mr. Papiernik was nominated to our board of directors by Sofinnova Partners. He has an M.B.A. from the Wharton School of Business.

Calvin W. Roberts, Director: Dr. Roberts was elected to our board of directors in 2015. Mr. Roberts, M.D., is Chief Medical Officer at Bausch + Lomb and Senior Vice President and Chief Medical Officer, Eye Care of Valeant Pharmaceuticals. He joined Bausch + Lomb in 2011. Dr. Roberts is a specialist in cataract and refractive surgery and has been a pioneer in the use of ophthalmic non-steroidals. Since 1982 he has been a Clinical Professor of Ophthalmology at Weill Medical College of Cornell University; in addition, he had a private ophthalmology practice in New York City between 1998 and 2008. He is the author of over 50 peer-reviewed articles. Dr. Roberts has been a member of the Board of Directors and the Audit Committee of Alimera Sciences, Inc., since it was founded in 2003.

B.	Compensation

For the year ended December 31, 2015, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 2,071,071.

The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of CHF 78,721 in the year ended December 31, 2015.

We incorporate by reference into this Annual Report the information in “Item 1.C—2015 Board Compensation” and “Item 2.C—2015 Executive Compensation” of Exhibit 99.4 to our report on Form 6-K filed with the SEC on March 14, 2016.

Employment Agreements

We have entered into employment agreements with our executive officers, Thomas Meyer, Bettina Stubinski, Sven Zimmermann and Anne Sabine Zoller. The employment agreements provide for the compensation that our executive officers are entitled to receive, including certain equity grants, and contain termination notice periods of four weeks for the first three months and then afterwards six-months’ notice. The Company will have title to the intellectual property rights developed in connection with the executive officer’s employment, if any. There is an 18 month non-compete period following the end of employment in our agreement with Mr. Meyer. We have entered into an agreement with Ms. Stubinski pursuant to which her responsibilities with the Company will be gradually reduced after publication of top line results for TACTT2 and end by December 31, 2016. Ms. Stubinski’s compensation will be reduced in an amount commensurate with her workload during this time.  Provided Ms. Stubinski remains with the Company until December 31, 2016 (or such earlier date as agreed), 25,000 share options that have been granted to her will vest and become immediately exercisable.

None of our directors has entered into service agreements with the Company. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity-based compensation and benefits.

Equity Incentive Plans

Following our initial public offering, we ceased issuing any new grants under Stock Option Plan C and adopted a new omnibus equity incentive plan under which we have the discretion to grant a broad range of equity-based awards to eligible participants.

Equity Incentive Plan

In August 2014, we established the 2014 Plan with the purpose of motivating and rewarding those employees and other individuals who are expected to contribute significantly to our success, and advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals. As at December 31, 2015, the maximum number of shares available for issuance under the 2014 Plan was 796,609 common shares. The option exercise price for options under the 2014 Plan is determined by the compensation committee at the time of grant, but shall not be less than the nominal value of a share of common stock on the grant date.

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

Eligibility. Any director, employee, consultant or any other individual who provides services to us or any of our affiliates is eligible to be selected to receive an award under the 2014 Plan.

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

Prior Plans

In 2013 we established Stock Option Plan C, or Plan C, and in 2008 we established Stock Option Plan A, or Plan A and Stock Option Plan B, or Plan B. We refer to Plan A, Plan B and Plan C together as the Prior Plans.

Each of the Prior Plans permits the grant of options, or Options, which are subject to transfer restrictions. As of December 31, 2015, there were 121,250 common shares underlying outstanding Options granted pursuant to Plan A and 173,750 common shares underlying outstanding Options granted pursuant to Plan C. There are no outstanding Options under Plan B, which was abolished in 2015.

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

Option Exercise Price. The exercise price of each Option is set forth in the applicable option agreement. The exercise prices for currently granted and unexercised Options range from CHF 3.20 to CHF 6.01.

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

Board Composition and Election of Directors

Our board of directors is composed of seven members, see “Item 6. Directors, Senior Management and Employees—A. Directors and senior management.” Each director is elected for a one year term. Our articles of association require our directors to retire once they have reached 75 years of age, subject to a special exception being granted by the general meeting of shareholders for up to two additional terms of office. The current members of our board of directors were appointed at a shareholders’ meeting held on April 22, 2015 for a one-year term ending at the next annual shareholders meeting.

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

Committees of the Board of Directors

Audit Committee

The audit committee, which consists of Berndt A.E. Modig, Oliver Kubli and Calvin W. Roberts, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Mr. Modig serves as chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Modig and Mr. Kubli are considered “audit committee financial experts” as defined by the SEC. Our board of directors has determined that Mr. Modig, Mr. Kubli and Mr. Roberts satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

Compensation Committee

The compensation committee, which consists of Antoine Papiernik, Jim Healy and Wolfgang Arnold, assists our board of directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our directors and executive officers. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the compensation committee. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees.

D.	Employees

As of December 31, 2015, we had 22 employees (18.3 full time equivalents), 13 of whom hold M.D. or Ph.D. degrees. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.	Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 10, 2016, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

•	each of our executive officers and directors; and

•	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 14, 2016 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

Common shares that a person has the right to acquire within 60 days of March 14, 2016 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. As of March 10, 2016, 22,196,485 common shares, or approximately 64.7%, are held by two holders in the United States. Unless otherwise indicated below, the address for each beneficial owner is Auris Medical Holding AG, Bahnhofstrasse 21, 6300 Zug, Switzerland.

The percentage of common shares beneficially owned is based on 34,329,704 common shares issued and outstanding as of March 10, 2016. Each common share confers the right on the holder to cast one vote at a general meeting of shareholders and no shareholder has different voting rights.

	Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
Sofinnova Venture Partners VIII, L.P. (1)	5,818,175	16.95%
Sofinnova Capital VII FCPR (2)	5,384,450	15.68%
Wasatch Advisors, Inc. (3)	2,790,514	8.13%
Entities affiliated with Swisscanto Fondsleitung AG (4)	2,169,625	6.32%
Entities affiliated with Idinvest Partners (5)	2,065,233	6.02%
Executive Officers and Directors
Thomas Meyer, Ph.D. (10)	6,792,500	19.79%
Wolfgang Arnold, M.D. (10)	38,750	*
James I. Healy, M.D., Ph.D. (6)	5,818,175	16.95%
Oliver Kubli, C.F.A.(7)(10)	2,194,625	6.39%
Antoine Papiernik, M.B.A.(8)	5,384,450	15.68%
Berndt A.E. Modig, M.B.A.	—	—
Calvin W. Roberts, M.D.(9)	55,242	*
Bettina Stubinski, M.D.	39,942	*
Sven Zimmermann, Ph.D.	40,752	*
Anne Sabine Zoller, Dr.iur.	—	—

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

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

(2)	Consists of 5,384,450 common shares held by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting and investment power, and Denis Lucquin, Antoine Papiernik, Rafaele Tordjman and Monique Saulnier, the managing partners of Sofinnova Partners SAS, may be deemed to have shared voting and investment power with respect to such shares. All of the managing partners of Sofinnova Partners SAS disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Sofinnova Capital VII FCPR is 16-18 Rue du Quatre Septembre, 75002 Paris, France.

(3)	Based on a Schedule 13G filed with the SEC on February 16, 2016 by Wasatch Advisors, Inc. The address of Wasatch Advisors, Inc. is 505 Wakara Way, Salt Lake City, UT 84108.

(4)	Based on a Schedule 13G/A filed with the SEC on February 12, 2016 by Swisscanto Fondsleitung AG, Swisscanto Holding AG and Zurcher Kantonalbank. Consists of 418,750 common shares held by BB Adamant Global Biotech, 575,000 common shares held BB Adamant Global Generika, 238,375 common shares held by BB Adamant Global Medtech und Services and 937,500 common shares held by Swisscanto (CH) Equity Fund Global Health Care (collectively, the “ZKB Funds”). Swisscanto Fondsleitung AG, Swisscanto Holding AG and Zurcher Kantonalbank sponsor the ZKB Funds. Investment power over the common shares is exercised by Bellevue Asset Management AG, an independent manager. The address of Swisscanto Fondsleitung AG is Europaallee 39, 8004 Zurich, Switzerland and the address of Swisscanto Holding AG and Zurcher Kantonalbank is Bahnhofstrasse 9, 8001 Zurich, Switzerland.

(5)	Consists of 805,481 common shares held by Allianz Innovation 8 FCPI; 578,257 common shares held by Idinvest Croissance 2005 FCPI; 454,360 shares held by Allianz Innovation 7 FCPI and 227,135 shares held by La Banque Postale Innovation 3 FCPI. These entities are collectively referred to as the “Idinvest Funds.” Idinvest Partners is the investment management company to the Idinvest Funds. Christophe Baviere and Benoist Grossmann are respectively CEO and Managing Partner of Idinvest Partners and as such represent the interests of the Idinvest Funds over the common shares held by them. Each of Christophe Baviere and Benoist Grossmann disclaim beneficial ownership of all applicable shares except to the extent of any pecuniary interest therein. The address for each of the Idinvest Funds is c/o Idinvest Partners, 117, avenue des Champs Elysées, 75008 Paris, France.

(6)	Consists of 5,818,175 common shares held by Sofinnova Venture Partners VIII, L.P. Dr. Healy is a managing member of Sofinnova Management VIII, L.L.C., the general partner of Sofinnova Venture Partners VIII, L.P., and may be considered to have beneficial ownership of Sofinnova Venture Partners VIII, L.P.’s interest in us. Dr. Healy disclaims beneficial ownership of all shares held by Sofinnova Venture Partners VIII, L.P., except to the extent of his pecuniary interest therein.

(7)	Consists of 2,169,625 common shares held by the ZKB Funds. Mr. Kubli is a Senior Portfolio manager for the ZKB Funds. He disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also consists of 18,750 common shares acquired by Mr. Kubli pursuant to the exercise of Plan A options.

(8)	Consists of 5,384,450 common shares held by Sofinnova Capital VII FCPR. Mr. Papiernik disclaims any beneficial ownership of the shares held by Sofinnova Capital VII FCPR except to the extent of his pecuniary interest therein.

(9)	Consists of 15,242 shares jointly owned by Calvin W. Roberts and Andrea Colvin Roberts. Also consists of 20,000 shares held by Calvin W. Roberts, MD PC Pension Plan, 10,000 shares held by The David Roberts Trust and 10,000 shares held by The Joanna Roberts Trust. Calvin Roberts is a trustee for each of Calvin W. Roberts, MD PC Pension Plan, The David Roberts Trust and The Joanna Roberts Trust.

(10)	Upon the closing of our initial public offering, all 181,000 options outstanding under our Stock Option Plan A vested and became immediately exercisable. Mr. Meyer, Dr. Arnold and Mr. Kubli own 50,000, 12,500 and 6,250 Stock Option Plan A options, respectively.

Holders

As of March 10, 2016, we had 16 shareholders of record of our common stock.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our public offerings. Prior to our initial public offering in August 2014, our principal shareholders were Thomas Meyer (34.9%), Sofinnova Venture Partners VIII, L.P. (19.3%), Sofinnova Capital VII FCPR (18.6%),

the ZKB Funds (11.4%) and entities affiliated with Idinvest Partners (9.1%).

In August 2014, we completed our initial public offering and listed our common shares on the Nasdaq Global Market. In the initial public offering, we issued and sold 10,113,325 common shares, including 713,235 common shares sold to the underwriters pursuant to the underwriters’ over-allotment option. In May 2015, we completed a public offering of 5,275,000 common shares. While none of our existing shareholders sold common shares in the public offerings, the percentage ownership held by certain shareholders decreased as a result of the issuance of the common shares sold by us in the public offerings.

B.	Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2015 with any of our members of our board of directors or management and the holders of more than 5% of our common shares.

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

On July, 20, 2015, the USPTO Office declared Patent Interference No. 106,030 involving our issued patent No. 9,066,865 (the “865 Patent”) and Otonomy’s patent application No. 13/848,636. The patent interference identifies our claims No. 1-9 in US Patent No. 9,066,865 as interfering with Otonomy’s claims No. 38, 43, and 46-50. Our 865 Patent relates to methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. While we cannot assure you of the outcome of these proceedings, we do not expect the proceedings to impact our intellectual property portfolio relating to AM-101 and AM-111.

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

Our common shares began trading on the Nasdaq Global Market on August 11, 2014 under the symbol “EARS”. The following table sets forth the high and low sales prices as reported in USD by NASDAQ for the periods presented:

	High	Low
Year Ended December 31, 2015:
First Quarter	6.38	3.51
Second Quarter	6.05	4.33
Third Quarter	5.56	3.50
Fourth Quarter	5.00	3.02
Month Ended:
September 30, 2015	4.73	3.50
October 31, 2015	3.94	3.33
November 30, 2015	3.88	3.02
December 31, 2015	5.00	3.09
January 31, 2016	7.79	4.13
February 29, 2016	4.75	3.91
March, 2016 (through March 11, 2016)	4.70	4.40

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

On May 18, 2015, we adopted the Articles of Association filed as Exhibit 1.1 hereto.

We incorporate by reference into this annual report on Form 20-F the description of our Articles of Association contained in our Registration Statement on Form F-3 (File No. 333-206710) filed with the SEC on September 1, 2015. Such description sets forth a summary of certain provisions of our articles of association as currently in effect.

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

Taxation of Auris Medical Holding AG

Auris Medical Holding AG is a Swiss based company, taxed as a holding company in the Canton of Zug. The company is taxed at a current effective income tax rate of 7.83% (including direct federal as well as cantonal/communal taxes), whereby a participation relief applies to dividend income from qualifying subsidiaries, and a current annual capital tax rate of 0.003% which is levied on the net equity of the company.

Switzerland is currently in the process of reforming certain elements of its corporate tax law (Swiss Corporate Tax Reform III, “CTR III”). The current dispatch of CTR III includes proposed changes which may impact the taxation of Auris Medical Holding AG (including the abolition of the holding taxation at cantonal level). If passed, the new rules are anticipated to enter into force around 2018 / 2019, likely with a 2 year transition period for the cantons to adopt these new rules.

Taxation of common shares: Swiss Federal Withholding Tax on Dividends and Distributions

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

The Swiss federal withholding tax is refundable or creditable in full to a Swiss tax resident corporate and individual shareholder as well as to a non-Swiss tax resident corporate or individual shareholder who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, if such person is the beneficial owner of the distribution and, in the case of a Swiss tax resident individual who holds the common shares as part of his private assets, duly reports the gross distribution received in his individual income tax return or, in the case of a person who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, recognizes the gross dividend distribution for tax purposes as earnings in the income statements and reports the annual profit in the Swiss income tax return.

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

Besides the bilateral treaties, Switzerland has entered into an agreement with the European Community providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments and the Council Directive 90/435/EWG on the taxation of parent companies and subsidiaries of different Member States. This agreement contains in its Article 15 provisions on taxation of dividends which apply with respect to EU member states and provides for an exemption of Withholding Tax for companies under certain circumstances.

On January 1, 2013, treaties on final withholding taxes entered into by Switzerland with the European Community and the individual European states came into force (each a “Contracting State”). The treaties require a Swiss paying agent, as defined in the treaties, to levy a flat-rate final withholding tax at rates specified in the treaties on certain capital gains and income items (including dividends), all as defined in the treaties, deriving from assets, including the common shares held in account or deposits with a Swiss paying agent by (i) an individual resident in a Contracting State, or (ii) if certain requirements are met, by a domiciliary company (Sitzgesellschaft), an insurance company in connection with a so-called insurance wrapper (Lebensversicherungsmantel) or other individuals if the beneficial owner is an individual resident in a Contracting State. Each contracting state has different tax rates on dividends and capital gains for individuals resident and domiciled in one of the European states. The flat-rate tax withheld substitutes the ordinary capital gains tax and income tax on the relevant capital gains and income items in the Contracting State where the individuals are tax resident, unless the individuals elect for the flat-rate tax withheld to be treated as if it were a credit allowable against the income tax or, as the case may be, capital gains tax, due for the relevant tax year in the relevant Contracting State. Alternatively, instead of paying the flat-rate tax, such individuals may opt for a disclosure or the relevant capital gains and income items to the tax authorities of the Contracting State where they are tax residents. If Swiss federal withholding tax of 35% has been withheld on dividends, the Swiss paying agent will – to the extent provided in the applicable bilateral treaty for the avoidance of double taxation between Switzerland and the Contracting State – in its own name and on behalf of the relevant shareholder file with the Swiss tax authorities a request for the partial refund of the Swiss federal withholding tax. The Swiss federal withholding tax which is not refundable according to the bilateral tax treaty (residual tax) is credited against the flat-rate final withholding tax.

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the common shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the nominal value (Nennwertrückzahlungen) of the common shares or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 60% of their value (Teilbesteuerung), if the investment amounts to at least 10% of nominal capital of the Company. Most Swiss cantons have introduced similar partial taxation measures at cantonal and communal levels.

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

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize such capital gain in their income statements for the relevant tax period. Corporate taxpayers may qualify for participation relief on capital gains (Beteiligungsabzug), if the common shares sold during the tax period represent at least 10% of the Company’s share capital or if the common shares sold give entitlement to at least 10% of the Company’s profit and reserve and were held for at least one year. The tax relief applies to the difference between the sale proceeds of common shares by the Company and the initial costs of the participation (Gestehungskosten).

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

Swiss Issuance Stamp Duty

The Company is subject to paying to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp tax (Emissionsabgabe) on any increase of the nominal capital of the Company (with or without issuance of shares) or any other equity contributions received by the Company (regardless of whether or not any compensation is paid to the shareholder in connection with the contribution). Certain costs incurred in connection with the issuance of shares (if any) may be deductible. There are several exemptions from issuance stamp tax that may apply under certain circumstances (e.g., certain intercompany reorganizations).

Swiss Securities Transfer Tax

The purchase or sale (or other financial transfer) of the common shares, whether by Swiss residents or non-Swiss residents, may be subject to Swiss securities transfer tax of up to 0.15%, calculated on the purchase price or the proceeds if the purchase or sale occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Duty Act as an intermediary or party to the transaction unless an exemption applies.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the common shares. This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the Code, known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Passive Foreign Investment Company Rules

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2014 and 2015 taxable years, and we expect to be a PFIC for our current taxable year and for the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.

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

Additionally, pursuant to Swiss law, any shareholder of record has the right to receive a free copy of this Annual Report and to inspect this Annual Report at any time at our registered offices in Zug.

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

As at December 31, 2015, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 2,135,522 (2014: CHF 2,212,604) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 127,692 (2014: CHF 24,086) increase or decrease in the net result.

We have subsidiaries in the United States and Ireland, whose net assets are exposed to foreign currency translation risk. Due to the small size of these subsidiaries the translation risk is not significant. In the future we intend to maintain foreign exchange balances matched to the currencies required to fund our primary costs, that is the conduct of our clinical trials.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

No matters to report.

B.	Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E.	Use of Proceeds

On August 11, 2014, we completed our initial public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-197105) that was declared effective on August 5, 2014. Under the registration statement, we sold an aggregate of 10,113,235 common shares, which included 713,235 common shares sold on August 19, 2014 pursuant to an over-allotment option granted to the underwriters.  All of these common shares were sold at a price to the public of US$6.00 per share, yielding gross proceeds of $60.7 million or net proceeds of $56.4 million (CHF 51.3 million) after underwriting discounts and commissions. Jefferies LLC and Leerink Partners LLC were joint book-running managers for the initial public offering. We paid the offering expenses in connection with the initial public offering, which were approximately CHF 2.1 million ($2.3 million), and which included SEC registration fees, FINRA filing fees, NASDAQ listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions.

Between the effective date of the Registration Statement and December 31, 2015, we used approximately CHF 30.0 million of the net proceeds to fund research and development expenses for AM-101 and AM-111 and general administrative expenses. None of the net proceeds were used to make payments (other than compensation paid to our executive officers, directors and an affiliate of one of our directors, each as described in this Annual Report), directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of the remaining net proceeds has not changed from the information mentioned in the prospectus relating to the Registration Statement.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2015.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption provided to emerging growth companies under the JOBS Act.

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

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

Our board of directors has determined that Berndt A.E. Modig and Oliver Kubli are audit committee financial experts, as that term is defined by the SEC, and are independent for the purposes of SEC and Nasdaq rules.

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

ITEM 16C. Principal Accountant Fees and Services

	2015	2014
Audit Fees	743	870
Total fees	743	870

For the year ended December 31, 2013, KPMG AG was the Company’s auditor for the IFRS and statutory accounts. At the ordinary annual general meeting on April 22, 2014, the shareholders appointed Deloitte AG as the Company’s auditor for the year ended December 31, 2014. Deloitte AG’s was reelected at the ordinary annual general meeting on April 22, 2015.

In 2014, we were billed CHF 748,219 by KPMG AG for audit fees including audit fees in connection with the Company’s initial public offering in August 2014. We were billed CHF 121,500 by Deloitte AG for audit fees in 2014. In 2015, we were billed CHF 582,000 by Deloitte AG in connection with our annual filing, as well as interim reviews, group audit, statutory audits, offerings on Form F-1 and the shelf registration on Form F-3 and CHF 161,000 by KPMG AG in connection with our annual filing, as well as offerings on Form F-1 and the shelf registration on Form F-3.

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

Since April 22, 2015 our audit committee consists of Mr. Modig, Mr. Kubli and Mr. Roberts. Messrs. Modig, Kubli and Roberts meet the independence standards of NASDAQ Listing Rule 5605(a)(2) and satisfied the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. Messrs. Modig and Kubli qualify as audit committee financial experts according to Regulation S-K Item 407(d)(5).

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2015, no purchases of our equity securities were made by or on behalf of Auris Medical Holding AG or any affiliated purchaser.

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

Audit Committee

We relied on the phase-in rules of the SEC and Nasdaq with respect to the independence of our audit committee. These rules require all members of our audit committee must meet the independence standard for audit committee members within one year of our initial public offering. All current members of our audit committee meet the independence requirements.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a)	The following documents are filed as part of this registration statement:

1.1*	Articles of Association of Auris Medical Holding AG

2.1	Form of Registration Rights Agreement between Auris Medical Holding AG and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on July 21, 2014)

4.1†	Collaboration and License Agreement, dated October 21, 2003, between Auris Medical AG and Xigen SA (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.2†	Co-Ownership and Exploitation Agreement, dated September 29, 2003, between Auris Medical AG and INSERM (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.3	Series C Investment Agreement, dated April 5, 2013 (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.4	Series C Shareholders’ Agreement, dated April 5, 2013 (incorporated by reference to exhibit 10.4 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.5	Convertible Loan Agreement, dated December 2013, between Auris Medical AG and Sofinnova Venture Partners VIII, L.P. and Sofinnova Capital VII FCPR (incorporated by reference to exhibit 10.5 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.6	Service Agreement, dated January 2011 between Auris Medical AG and Altamira Pharma GmbH (incorporated by reference to exhibit 10.6 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.7	Termination of Service Agreement, dated February 2014 between Auris Medical AG and Altamira Pharma GmbH (incorporated by reference to exhibit 10.7 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.8	Loan Agreement, dated January 2013 between Auris Medical AG and Altamira Pharma GmbH (incorporated by reference to exhibit 10.8 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.9	Form of Indemnification Agreement (incorporated by reference to exhibit 10.9 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on July 21, 2014)

4.10	English language translation of Lease Agreement between Auris Medical AG and Privera AG (incorporated by reference to exhibit 10.10 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.11	Stock Option Plan A (incorporated by reference to exhibit 10.11 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.12	Stock Option Plan C (incorporated by reference to exhibit 10.12 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

8.1	List of subsidiaries (incorporated by reference to exhibit 21.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

12.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(a)

12.2*	Certification of Sven Zimmermann pursuant to 17 CFR 240.13a-14(a).

13.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

13.2*	Certification of Sven Zimmermann pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

15.1*	Consent of Deloitte AG

15.2*	Consent of KPMG AG

15.3	“Item 1.C—2015 Board Compensation” and “Item 2.C—2015 Executive Compensation” of Exhibit 99.4 to our report on Form 6-K filed with the SEC on March 14, 2016

*	Filed herewith

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AURIS MEDICAL HOLDING AG

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: March 14, 2016

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements—Auris Medical Holding AG (formerly Auris Medical AG)

As at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014, and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Auris Medical Holding AG

We have audited the accompanying consolidated statement of financial position of Auris Medical Holding AG and its subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Auris Medical Holding AG and its subsidiaries as of December 31, 2015 and 2014, and the results of its operations, and cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Deloitte AG

/s/ James D. Horiguchi	/s/ Adrian Kaeppeli
James D. Horiguchi	Adrian Kaeppeli
Auditor in Charge

Zurich, Switzerland

March 10, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors

Auris Medical AG:

We have audited the accompanying consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows of Auris Medical AG and subsidiaries (the “Company”) for the year ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Auris Medical AG and subsidiaries for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG AG

/s/ Martin Rohrbach	/s/ Charles Errico
Martin Rohrbach	Charles Errico

Zurich, Switzerland

March 18, 2014

AURIS MEDICAL HOLDING AG (formerly Auris Medical AG)

Consolidated Statement of Profit or Loss and Other Comprehensive Loss

For the Years Ended December 31, 2015, 2014 and 2013

(in CHF)

	Note	2015	2014	2013
Research and development	16	-26,536,176	-17,704,461	-13,253,638
General and administrative	17	-4,341,570	-4,489,051	-1,362,211
Operating loss		-30,877,746	-22,193,512	-14,615,849
Interest income	19	36,562	52,133	74,036
Interest expense	19	-7,985	-55,810	-52,631
Foreign currency exchange gains/(losses), net	19	1,144,106	4,012,174	-104,299
Loss before tax		-29,705,063	-18,185,015	-14,698,743
Income tax expense	20	–	–	-305,750
Net loss attributable to owners of the Company		-29,705,063	-18,185,015	-15,004,493
Other comprehensive loss:
Items that will never be reclassified to profit or loss*
Remeasurements of defined benefit liability, net of taxes of CHF 0	18	-53,916	-1,101,468	-57,716
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		-12,712	-105,104	31,720
Other comprehensive loss, net of taxes of CHF 0*		-66,628	-1,206,572	-25,996
Total comprehensive loss attributable to owners of the Company		-29,771,691	-19,391,587	-15,030,489
Basic and diluted loss per share	21	-0.92	-0.66	-1.01

*	the net effect of taxes was CHF 0 for 2014 and 2013

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG (formerly Auris Medical AG)

Consolidated Statement of Financial Position

As of December 31, 2015 and 2014

(in CHF)

	Note	December 31, 2015	December 31, 2014
ASSETS
Non-current assets
Property and equipment	7	222,570	235,427
Intangible assets	8	1,482,520	1,482,520
Deferred tax asset	20	—	32,761
Other non-current receivables		38,066	—
Total non-current assets		1,743,156	1,750,708

Current assets
Other receivables	9	650,716	542,538
Prepayments	10	181,044	265,170
Cash and cash equivalents	11	50,237,300	56,934,325
Total current assets		51,069,060	57,742,033

Total assets		52,812,216	59,492,741
EQUITY AND LIABILITIES
Equity
Share capital	12	13,721,556	11,604,156
Share premium		112,662,910	93,861,171
Foreign currency translation reserve		-63,821	-51,108
Accumulated deficit		-81,578,733	-52,131,426
Total shareholders’ equity attributable to owners of the Company		44,741,912	53,282,793

Non-current liabilities
Employee benefits	18	1,575,833	1,410,598
Deferred tax liabilities	20	327,637	360,398
Total non-current liabilities		1,903,470	1,770,996

Current liabilities
Trade and other payables	14	1,205,522	3,234,384
Accrued expenses	15	4,961,312	1,204,568
Total current liabilities		6,166,834	4,438,952

Total liabilities		8,070,304	6,209,948

Total equity and liabilities		52,812,216	59,492,741

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG (formerly Auris Medical AG)

Consolidated Statement of Changes in Equity

For the Years Ended December 31, 2015, 2014, and 2013

(in CHF)

		Attributable to Owners of the Company
	Note	Share Capital	Share Premium	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity

As of January 1, 2013		4,632,580	13,341,942	22,275	-18,240,831	-244,034
Total comprehensive loss
Net loss		–	–	–	-15,004,493	-15,004,493
Other comprehensive income (loss)		–	–	31,720	-57,716	-25,996

Total comprehensive loss		–	–	31,720	-15,062,209	-15,030,489

Transactions with owners of the Company
Issue of ordinary shares		1,854,550	22,625,510	–	–	24,480,060
Share issuance costs		–	-359,242	–	–	-359,242
Convertible loans - equity component		–	–	–	99,038	99,038
Convertible loans - deferred tax		–	–	–	-21,886	-21,886
Share based payments					110,198	110,198

Balance at December 31, 2013		6,487,130	35,608,210	53,995	-33,115,689	9,033,646

As of January 1, 2014		6,487,130	35,608,210	53,995	-33,115,689	9,033,646
Total comprehensive loss
Net loss		–	–	–	-18,185,015	-18,185,015
Other comprehensive loss		–	–	-105,104	-1,101,468	-1,206,572

Total comprehensive loss		–	–	-105,104	-19,286,483	-19,391,587

Transactions with owners of the Company
Issue of ordinary shares associated with Initial Public Offering (“IPO”)	12	4,045,294	47,261,446	–	–	51,306,740
Issuance costs associated with IPO	12	–	-1,815,056	–	–	-1,815,056
Conversion of convertible loan		1,043,180	12,717,655	–	–	13,760,835
Share issuance costs		–	-136,697	–	–	-136,697
Share based payments	13	–	–	–	270,747	270,747
Share options exercised	13	28,552	225,613	–	–	254,165

Balance at December 31, 2014		11,604,156	93,861,171	-51,109	-52,131,426	53,282,793
As of January 1, 2015		11,604,156	93,861,171	-51,109	-52,131,426	53,282,793
Total comprehensive loss
Net loss		–	–	–	-29,705,063	-29,705,063
Other comprehensive loss		–	–	-12,712	-53,916	-66,628

Total comprehensive loss		–	–	-12,712	-29,758,979	-29,771,691

Transactions with owners of the Company
Capital increase from follow-on offering	12	2,110,000	19,604,877	–	–	21,714,877
Transaction costs		–	-643,796	–	–	-643,796
Share issuance costs		–	-211,142	–	–	-211,142
Share based payments	13	–	–	–	311,671	311,671
Share options exercised	13	7,400	51,800	–	–	59,200

Balance at December 31, 2015		13,721,556	112,662,910	-63,821	-81,578,733	44,741,912

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG (formerly Auris Medical AG)

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2015, 2014 and 2013

(in CHF)

	Note	2015	2014	2013
Cash flows from operating activities
Net loss		-29,705,063	-18,185,015	-15,004,493
Adjustments for:
Depreciation	16,17	92,777	73,984	37,517
Unrealized foreign currency exchange (gains)/losses, net		-1,167,227	-4,066,452	32,076
Net interest income	19	-36,390	-2,498	-23,859
Share option costs	13	311,671	270,747	110,198
Employee benefits		111,321	-19,211	27,980
Income tax expense	20	–	–	305,750
		-30,392,911	-21,928,445	-14,514,831
Changes in:
Other receivables		-146,244	-17,634	-288,765
Prepayments		84,126	-82,033	-98,812
Trade and other payables		-2,028,862	2,279,626	530,080
Accrued expenses		3,756,744	432,449	328,719
Cash used in operating activities		-28,727,147	-19,316,037	-14,043,609

Cash flows from investing activities
Purchase of property and equipment	7	-79,920	-113,496	-108,936
Purchase of intangibles		–	-1,125,000	–
Interest received	19	36,562	52,133	74,036
Net cash used in investing activities		-43,358	-1,186,363	-34,900

Cash flows from financing activities
Proceeds from share capital increase		–	–	24,120,818
Proceeds from exercise of options	12	59,200	254,165	–
Share issuance costs		-211,142	-136,697	–
Proceeds from issue of convertible loans		–	–	13,769,976
Proceeds from follow-on offering, net of underwriting fees and follow-on offering costs	12	21,071,081	–	–
Proceeds from IPO, net of underwriting fees and IPO costs	12	–	50,037,847	–
Share issuance costs IPO	12	–	-546,163	–
Interest paid	19	–172	–	-9,915
Net cash from financing activities		20,918,967	49,609,152	37,880,879

Net (decrease)/increase in cash and cash equivalents		-7,851,538	29,106,752	23,802,370
Cash and cash equivalents at beginning of the period		56,934,325	23,865,842	63,967
Net effect of currency translation on cash		1,154,513	3,961,731	-495
Cash and cash equivalents at end of the period		50,237,300	56,934,325	23,865,842

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG (formerly Auris Medical AG)

Notes to the Consolidated Financial Statements

as of December 31, 2015, and 2014

and for the Years Ended December 31, 2015, 2014 and 2013 (in CHF)

1. Reporting entity

Auris Medical Holding AG (the “Company”) is a joint-stock company (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland. The Company’s registered address is Bahnhofstrasse 21, 6300 Zug. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

•	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

•	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

•	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000

•	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

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

These consolidated financial statements were approved by the Board of Directors of the Company on March 10, 2016.

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

Income taxes

As disclosed in Note 20 the Group has significant tax losses in Switzerland. These tax losses represent potential value to the Group to the extent that the Group is able to create taxable profits in Switzerland prior to expiry of such losses. Tax losses may be used within 7 years from the year the losses arose.

The Group also has tax losses in the United States which may be used within 20 years of the end of the year in which losses arose, or for a shorter time period in accordance with prevailing state law.

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

Closing rates for the most significant foreign currencies:

Currency		Geographical area	Reporting entities	December 31, 2015	December 31, 2014	December 31, 2013
CHF	Swiss Franc	Switzerland	3/1*	1.0000	1.0000	1.0000
USD	Dollar	United States	1	1.0014	0.9895	0.8894
EUR	Euro	Europe	1	1.0875	1.2027	1.2255

* There were three operating entities in 2015 and 2014 and there was one operating entity in 2013.

Average exchange rates for the year for the most significant foreign currencies:

Currency		Geographical area	Reporting entities	2015	2014	2013
CHF	Swiss Franc	Switzerland	3/1*	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9613	0.9150	0.9391
EUR	Euro	Europe	1	1.0659	1.2144	1.2414

* There were three operating entities in 2015 and 2014 and one operating entity in 2013.

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

Expenditures on the Group’s development programs are generally not capitalized except if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. For the development projects of the Group, these criteria are generally only met when regulatory approval for commercialization is obtained. Given the current stage of the development projects, no development expenditures (other than certain milestone payments) have been capitalized in 2014 and 2015. Intellectual property-related costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

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

Amortization

All licenses of the Group have finite lives. Amortization will commence once the Group’s intangible assets are available for use which will be the case after regulatory approvals are obtained and the related products are available for use. Amortization of licenses is calculated on a straight line basis over the period of the expected benefit or until the license expires, whichever is shorter. The estimated useful life is 10 years or the remaining term of patent protection. The Group assesses at each statement of financial position date whether intangible assets which are not yet ready for use are impaired.

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

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired.

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

The share-based compensation plans qualify as equity settled plans. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The vesting of share options is conditional on the employee completing a period of service of three and four years respectively, from the grant date, in accordance with Plans A and C. Under the Auris Medical Holding AG Long Term Equity Incentive Plan (“the 2014 Plan”), 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors in 2015 vest after a period of one year after the grant date. Plan B was created to provide shares for share based compensation plans; it was used in the years 2008, 2009 and 2014 and has been abolished in 2015.

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

Following the completion of our initial public offering, option pricing and values are determined based on quoted market prices of our common shares at the grant date.

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

Annual Improvements to IFRSs 2010-2012 Cycle (July 2014)

Annual Improvements to IFRSs 2011-2013 Cycle (July 2014)

Amendments to IAS 19 (July 2014) Employee contributions

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2016, and have not been applied in preparing these consolidated financial statements.

Standard/Interpretation		Impact	Effective date	Planned application by the Group
New standards, interpretations or amendments
IFRS 14	Regulatory Deferral Accounts	1)	January 1, 2016	FY 2016
IFRS 11 amendment	Joint Arrangement	1)	January 1, 2016	FY 2016
IAS 16 & 38 amendments	Property Plant and Equipment, Intangible Assets	1)	January 1, 2016	FY 2016
IAS 16 & 41 amendments	Property Plant and Equipment, Agriculture	1)	January 1, 2016	FY 2016
IAS 27 amendments	Consolidated and Separate Financial Statements	1)	January 1, 2016	FY 2016
IFRS 10,12, & IAS 28 amendments	Consolidated Financial Statements, Disclosure of Interests in Other Entities	1)	January 1, 2016	FY 2016
IAS 1 amendments	Presentation of Financial Statements	1)	January 1, 2016	FY 2016
Various	Annual Improvements to IFRSs:2012-2014 Cycle	1)	January 1, 2016	FY 2016
IFRS 15	Revenue from Contract with Customers	2)	January 1, 2018	To be determined
IFRS 9	Financial Instruments	2)	January 1, 2018	To be determined
IFRS 16	Leases	2)	January 1, 2019	To be determined

1)	No or no significant impacts are expected on the consolidated financial statements of the group

2)	The impact on the consolidated financial statements of the Group cannot yet be determined with sufficient reliability.

5. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

	December 31, 2015	December 31, 2014
Financial assets
Available for sale
Current financial assets	—	—
Loans and receivables
Cash and cash equivalents	50,237,300	56,934,325
Other receivables	592,792	451,355
Total financial assets	50,830,092	57,385,680

Financial liabilities
At amortized cost
Trade and other accounts payable	1,205,522	3,234,383
Accrued expenses	4,917,074	1,162,988
Total financial liabilities	6,122,596	4,397,371

Fair values

The carrying amount of cash and cash equivalents, other receivables, trade and other payables and accrued expenses is a reasonable approximation of their fair value due to the short term nature of these instruments.

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2015 and 2014 to hedge risk exposures. The Group invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. The Group allocates its liquid assets to first tier Swiss or international banks with an S&P credit rating of at least A.

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

The table below analyses the remaining contractual maturities of financial liabilities, including estimated interest payments as at December 31, 2015 and 2014. The amounts disclosed in the table are the undiscounted cash flows:

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2015
Trade and other accounts payable	1,205,522	1,205,522	—	—	1,205,522
Accrued expenses	4,917,074	4,780,737	136,337	—	4,917,074
Total	6,122,596	5,986,259	136,337	—	6,122,596

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2014
Trade and other accounts payable	3,234,383	3,234,383	—	—	3,234,383
Accrued expenses	1,162,988	1,162,988	—	—	1,162,988
Total	4,397,371	4,397,371	—	—	4,397,371

Credit risk

Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from other receivables. The Company’s policy is to invest funds in low risk investments including interest bearing deposits. For banks and financial institutions, only independently rated parties with a minimum rating of “A” are accepted. Other receivables were current as of December 31, 2015 and December 31, 2014, not impaired and included only well-known counterparties.

The Group has been holding cash and cash equivalents in the Group’s principal operating currencies (CHF, USD and EUR) with international banks of high credit rating.

The Group’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

	December 31, 2015	December 31, 2014
Financial assets
Cash and cash equivalents	50,237,300	56,934,325
Other receivables	592,792	451,355
Total	50,830,092	57,385,680

As of December 31, 2015 and December 31, 2014 other receivables consisted of advance payments to suppliers, other receivables from third party and deposits for rent.

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

	2015		2014
in CHF	USD	EUR	USD	EUR
Prepayments	179,674	—	183,779	11,489
Other receivables	158,625	286,313	145,636	267,533
Cash and cash equivalents	44,643,328	193,366	46,433,371	1,949,684
Trade and other accounts payable	-284,620	-189,393	-1,686,733	-1,238,171
Accrued expenses	-2,046,276	-2,638,638	-354,397	-590,001
Net statement of financial position exposure - asset/(liability)	42,650,731	-2,348,352	44,721,656	400,534

As at December 31, 2015, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 2,135,522 (2014: CHF 2,212,604) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 127,692 (2014: CHF 24,086) increase or decrease in the net result.

The Company has subsidiaries in the United States and Ireland, whose net assets are exposed to foreign currency translation risk. Due to the small size of the subsidiaries the translation risk is not significant.

Interest rate risk

In the period under review, the Group had no borrowings at variable interest rates. The Group had no fixed rate financial liabilities at fair value through profit or loss and no derivatives. Therefore, a change in interest rates at the end of the reporting period would not affect profit or loss.

The only variable interest-bearing financial asset of the Group is cash at banks. As at December 31, 2015 an increase or decrease in interest rates by 50 basis points with all other variables held constant would have resulted in a CHF 275,256 (2014: CHF 169,455) increase or decrease in the net result.

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

6. Segment information

Geographical information

The Group’s non-current assets by the Company’s country of domicile were as follows:

	December 31, 2015	December 31, 2014
Switzerland	1,743,156	1,750,708
Total	1,743,156	1,750,708

Non-current assets exclude financial instruments.

7. Property and Equipment

	Production equipment	Office furniture and EDP	Leasehold improvements	Total
At cost
As at January 1, 2014	166,750	132,045	17,132	315,927
Additions	63,499	49,997	—	113,496
As at December 31, 2014	230,249	182,042	17,132	429,423
Additions	53,250	26,670	—	79,920
As at December 31, 2015	283,499	208,712	17,132	509,343

Accumulated depreciation
As at January 1, 2014	-31,362	-86,288	-2,362	-120,012
Charge for the year	-42,230	-28,251	-3,503	-73,984
As at December 31, 2014	-73,592	-114,539	-5,865	-193,996
Charge for the year	-54,037	-35,334	-3,406	-92,777
As at December 31, 2015	-127,629	-149,873	-9,271	-286,773

Net book value
As at December 31, 2014	156,657	67,502	11,267	235,427
As at December 31, 2015	155,870	58,839	7,861	222,570

As at December 31, 2015, and 2014 no items of property and equipment were pledged.

8. Intangible assets

Licenses
At cost
As at January 1, 2014	1,482,520
As at December 31, 2014	1,482,520
As at December 31, 2015	1,482,520

Accumulated amortization and impairment losses
As at December 31, 2014	—
As at December 31, 2015	—

Net book value
As at December 31, 2014	1,482,520
As at December 31, 2015	1,482,520

Intangible assets comprise upfront and milestone payments related to licenses. In 2013 a milestone of CHF 1,125,000 related to the AM-111 program was recorded. Amortization will commence once the intangible assets are available for use, which will be the case after regulatory approvals are obtained and the related products are available for use.

No amortization or impairment was recorded in 2015, 2014 and 2013.

9. Other receivables

	December 31, 2015	December 31, 2014
Advance payments to suppliers	465,624	413,169
Value added tax receivable	82,468	74,065
Withholding tax receivable	13,522	17,118
Deposit for rent	—	38,066
Other	89,102	120
Total other receivables	650,716	542,538

Other receivables were not considered impaired in the years under review.

10. Prepayments

	December 31, 2015	December 31, 2014
Clinical projects and related activities	—	85,299
Insurance	179,674	179,871
Other	1,370	—
Total prepayments	181,044	265,170

11. Cash and cash equivalents

	December 31, 2014	December 31, 2014
Cash in bank accounts	50,235,869	56,932,993
Petty cash	1,431	1,332
Total cash and cash equivalents	50,237,300	56,934,325

12. Capital and reserves

Share capital

The issued share capital of the Company at December 31 consisted of:

	December 31, 2015		December 31, 2014
	Number	CHF	Number	CHF
Common shares with a nominal value of CHF 0.40 each	34,303,891	13,721,556	29,010,391	11,604,156
Total	34,303,891	13,721,556	29,010,391	11,604,156

	Common Shares (Number)		Preferred Shares (Number)
	2015	2014	2015	2014
As of January 1	29,010,391	72,600	—	16,145,225
Common shares issued for stock options exercises with a nominal value of CHF 0.40 each	18,500	71,381	—	—
Preferred shares “C” issued for conversion of convertible loans with a nominal value of CHF 0.40 each	—	—	—	2,607,950
Common shares issued for the IPO with a nominal value of CHF 0.40 each	—	10,113,235	—	—
Common shares resulting from conversion of Preferred Shares at the time of the IPO with a nominal value of CHF 0.40 each	—	18,753,175	—	-18,753,175
Common shares issued for the follow-on offering with a nominal value of CHF 0.40 each	5,275,000	—	—	—
Total, as at December 31	34,303,891	29,010,391	—	—

Follow-On Offering on NASDAQ Global Market

On May 20, 2015, the Company completed a public offering of 5,275,000 shares, yielding net proceeds after underwriting discounts of USD 23.6 million (CHF 21.7 million). Offering costs associated with the follow-on amounted to CHF 643,796. Following the offering (and settlement of the employee options mentioned below) there were 34,303,891 common shares of the Company outstanding as of December 31, 2015.

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

Following the IPO there were 28,954,510 common shares of the Company outstanding. At December 31, 2014 there were 29,010,391 shares outstanding due to the exercise of options.

Pursuant to the agreements related to the preferred shares, all preferred shares outstanding at the time of the IPO converted automatically into common shares at the ratio of 1:1 upon consummation of the IPO.

Issuance of common shares upon exercise of options

In 2015, beneficiaries of Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 18,500 and an increase in the share capital of CHF 7,400. Total proceeds from the exercise to the Company were CHF 59,200.

In 2014, a total of 50,500 stock options were exercised under Stock Option Plan A at an exercise price of CHF 3.20 per common share with a nominal value of CHF 0.40. This resulted in an increase in the share capital of CHF 20,200. Total proceeds from the exercise to the Company were CHF 161,600.

Issuance of common shares with restrictions

For the business year 2015, 25,813 restricted common shares with a nominal value of CHF 0.40 were awarded on January 7, 2016 under the Equity Incentive Plan for the purpose of share based bonus payments. The shares are fully vested on the grant date but remain subject to transfer restrictions for a period until January 7, 2019. The Company recorded a payroll charge of CHF 188,092.

In 2014, 20,881 restricted common shares with a nominal value of CHF 0.40 each were issued under Stock Option Plan B for the purpose of share based bonus payments. This resulted in an increase in share capital of CHF 8,352 and proceeds to the Company of CHF 92,565. These shares vest upon grant and are subject to transfer restrictions until December 31, 2017.

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

In August 2014, the shareholders approved an extension and increase of the authorized capital of the Company. The Board is authorized to increase the share capital at any time until June 30, 2016 by the maximum amount of CHF 3,314,706 by issuing not more than 8,286,765 registered shares with a nominal value of CHF 0.40 each. The shares will have to be fully paid-in. After the follow-on offering in May 2015 and as of December 31, 2015 the authorized capital amounted to CHF 1,204,706 or 3,011,765 registered shares with a nominal value of CHF 0.40 each.

Conditional share capital

The share capital may be increased by the issuance of up to 1,425,619 fully paid registered Common Shares with a nominal value of CHF 0.40 per share and to the maximum amount of CHF 570,248 in execution of subscription rights, which may be granted to employees, members of the Board of Directors as well as key service providers (see Note 13 for further reference).

The Company’s share capital may be further increased by the issuance of up to 5,000,000 fully paid registered Common Shares with a nominal value of CHF 0.40 per share and to the maximum amount of CHF 2,000,000 in execution of conversion rights in connection with warrants and convertible bonds of the Company.

13. Share based compensation

Description

On November 21, 2008, the Company established share option programs (“Stock Option Plans A and B”) for employees, members of the Board of Directors as well as key service providers to purchase shares in the Company. Stock Option Plan A was amended and superseded by an updated version effective November 24, 2009, and replaced with amendments by Plan C for any future option grants effective April 5, 2013. Grants under Stock Option Plan A and subsequently under Stock Option Plan C were offered in each year with vesting periods of three and four years; grants under Plan B were made in 2008, 2009 and 2014 only. Plan B was abolished in 2015 and no grants under Plan B were made in 2015. In 2014, the Group introduced a further equity incentive plan, the Equity Incentive Plan. The Company granted 234,750 options in 2015 (2014: 99,260) under the Equity Incentive Plan.

In 2014, the Company granted 20,881 shares (2013: 0) to employees under Stock Option Plan B. The options were exercised on the grant date. There were no Stock Option Plan B options outstanding as of December 31, 2014, or December 31, 2013. The exercise price for the 2014 awards was CHF 4.43 per share and resulted in a total payroll charge of CHF 92,565 (2013: 0). These shares vested immediately and have a sale restriction for a period of 3 years. The fair value of the shares was defined in the pre-IPO Phase based on DCF-valuation and historical shares transactions and discounted for the fact the shares cannot be sold during the restriction period of three years.

For the business year 2015, the Company granted 25,813 restricted shares to employees under the Equity Incentive Plan on January 7, 2016. The grant price for these awards was the closing price of our shares on January 7, 2016 (USD 7.08) and resulted in a total payroll charge of CHF 188,092. These shares vest upon grant and have a sale restriction for a period of 3 years.

Holders of vested options are entitled to purchase common shares of the Company. For the stock option plans that were in place before the IPO, the exercise price corresponded to the value per share at the most recent financing round. Under the Equity Incentive Plan, the Board of Directors defined the exercise price as the average daily closing price of the Company’s shares during the 30 days preceding the date of grant. All options are to be settled by the physical delivery of shares. The key terms and conditions related to the grants under these programs are as follows:

Plan	Number of options awarded (1)	Vesting conditions	Contractual life of options
Stock option plan A	236,500	3 years’ service from grant date	5 years
Stock option plan B	93,231	Immediately	3 months
Stock option plan C	173,750	4 years’ service from grant date	6 years
Equity Incentive Plan Board	45,000	1 year service from grant date	8 years
Equity Incentive Plan Employees / Board 2014	289,010	2 years’ service from grant date (50%), 3 years’ service from grant date (50%)	8 years
(1) For grants predating December 27, 2013: Number of instruments adjusted to reflect the 25:1 share split.

Measurement of fair values

The fair value of the options was measured based on the Black-Scholes formula.

	Stock Option Plan
	Equity Incentive Plan 2015	Equity Incentive Plan 2015	Equity Incentive Plan 2014	Plan C 2014 (CHF)	Plan C 2013 (CHF)	Plan A 2013 (CHF)
Fair value at grant date	USD 1.161 (1 year vesting); USD 1.679 (2 years vesting); USD 2.052 (3 year vesting)	USD 2.289 (2 years vesting); USD 2.773 (3 year vesting)	USD 1.572 (2 years vesting); USD 1.902 (3 year vesting)	3.03	3.03	2.43
Share price at grant date	USD 4.33	USD 5.75	USD 3.92	5.28	5.28	4.80
Exercise price	USD 4.68	USD 5.98	USD 4.05	5.28	5.28	4.80
Expected volatility	74.2%	74.2%	74%	74%	78%	78%
Expected life	1, 2 and 3 years	2 and 3 years	2 and 3 years	4 years	4 years	3 years
Expected dividends	—	—	—	—	—	—
Risk-free interest rate	2.28%	2.06%	2.22%	0.96%	1.0%	1.0%

The Company has historically been a private company and started trading publicly in August 2014. Therefore, for Plan A, Plan C, the 2014 and March 2015 grants under the 2014 Plan the Company lacks significant Company-specific historical and implied volatility information For the aforementioned grants, the Company estimates expected volatility based on comparable public company data for these grants. For September 2015 award under the 2014 Plan, the Company used its own historic volatility. The expected life of all options is assumed to correspond to the vesting period.

The total expense recognized for equity-settled share-based payment transactions were CHF 110,198 in 2013, CHF 270,747 in 2014 and CHF 311,671 in 2015.

The number and weighted average exercise prices (in CHF) of options under the share option programs for Plan A, Plan C and the Equity Incentive Plan are as follows:

	2015			2014			2013
	Number of options	Weighted average exercise price	Weighted average remaining term	Number of options	Weighted average exercise price	Weighted average remaining term	Number of options	Weighted average exercise price	Weighted average remaining term
Outstanding at January 1	419,010	4.61	4.86	272,750	4.32	3.64	146,500	3.66	3.29
Expired during the year	(6,250)	—	—	—	—	—	—	—	—
Exercised during the year	(18,500)	3.20	—	(50,500)	3.20		—	—	—
Granted during the year	234,750	5.31	7.61	196,760	4.64	6.71	126,250	5.09	5.24
Outstanding at December 31	629,010	4.92	5.42	419,010	4.61	4.86	272,750	4.32	3.64
Exercisable at December 31	71,250	4.15	1.31	146,000	4.21	2.33	69,000	3.20	1.12

The range of exercise prices for outstanding options was CHF 3.20 to CHF 6.01 as of December 31, 2015, CHF 3.20 to CHF 5.28 as of December 31, 2014, and CHF 3.20 to CHF 5.28 as of December 31 2013.

14. Trade and other payables

	December 31, 2015	December 31, 2014
Trade accounts payable - third parties	965,472	3,141,194
Other	240,050	93,190
Total trade and other payables	1,205,522	3,234,384

15. Accrued expenses

	December 31, 2015	December 31, 2014
Accrued research and development costs including milestone payments	4,403,622	949,561
Professional fees	291,629	178,000
Accrued vacation & overtime	44,238	41,580
Accrual for share based payment (1)	188,092	—
Board of Directors fees	—	32,056
Other	33,731	3,371
Total accrued expenses	4,961,312	1,204,568

(1)	For the business year 2015, the Company granted 25,813 restricted shares to employees under the 2014 Plan on January 7, 2016. The grant price for these awards was the closing price of our shares on January 7, 2016 (USD 7.08) and resulted in a total payroll charge of CHF 188,092.

16. Research and development expense

	2015	2014	2013
Pre-clinical projects	468,326	1,160,058	2,078,407
Clinical projects	20,808,025	12,141,571	8,753,398
Drug manufacturing and substance	1,866,148	1,383,581	1,036,152
Employee benefits	2,140,664	1,718,212	1,074,398
Lease expenses	42,953	68,082	74,065
Patents and trademarks	824,201	665,023	100,702
Regulatory projects	331,822	519,104	106,325
Depreciation tangible assets	54,037	48,830	30,191
Total research and development expense	26,536,176	17,704,461	13,253,638

17. General and administrative expense

	2015	2014	2013
Employee benefits	1,502,900	1,136,677	195,739
Business development	72,562	237,720	479,027
Travel expenses	257,454	169,602	77,616
Administration costs	2,386,791	2,014,178	556,445
IPO costs, expensed	—	822,367	—
Lease expenses	59,665	35,072	3,968
Depreciation tangible assets	38,740	25,153	7,326
Capital tax expenses	23,458	48,281	42,090
Total general and administrative expenses	4,341,570	4,489,051	1,362,211

As of March 31, 2014, management determined that a successful completion of an IPO was not deemed to be more likely than not thus CHF 822,367 were expensed in the first quarter of 2014.

18. Employee benefits

	2015	2014	2013
Salaries	2,833,741	2,259,112	836,686
Pension costs	282,517	118,755	78,917
Other social benefits	191,079	131,939	71,878
Share based payments costs	311,671	270,748	110,198
Other	24,557	74,334	172,458
Total employee benefits	3,643,565	2,854,888	1,270,137

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

The old age benefits are based on retirement savings for each employee, coupled with annual retirement credits and interest (there is no possibility to credit negative interest). At retirement age, the insured members can choose whether to take a pension for life, which includes a spouse’s pension, or a lump sum. In addition to retirement benefits, the plan benefits also include disability and death benefits. Insured members may also buy into the scheme to improve their pension provision up to the maximum amount permitted under the rules of the plan and may withdraw funds early for the purchase of a residential property for their own use subject to limitations under Swiss law. On leaving the Company, retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This type of benefit may result in pension payments varying considerably between individual years. In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits. In Switzerland, the minimum interest rate applicable to these minimum retirement savings is set by the Swiss Federal Council at least once every two years. In 2013 the rate was 1.5% and in 2014 and 2015 it was 1.75%.

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

The following tables present information about the net defined benefit liability and its components:

Change in defined benefit obligation

	2015	2014
Defined benefit obligation at January 1	4,895,667	1,626,241
Service cost	261,778	111,513
Plan participants’ contribution	171,196	137,966
Interest cost	58,943	52,097
Actuarial losses	7,750	1,484,222
Benefits paid	-353,925	-539,920
Transfer-in amounts of new employees	386,367	2,023,548
Defined benefit obligation at December 31	5,427,776	4,895,667

The defined benefit obligation includes only liabilities for active employees. The weighted average modified duration of the defined benefit obligation at December 31, 2015 is 22.4 years (2014: 22.6 years).

Change in fair value of plan assets

	2015	2014
Fair value of plan assets at January 1	3,485,069	1,297,899
Interest income	44,070	47,909
Return on plan assets excluding interest income	-46,164	382,755
Employer contributions	171,196	137,966
Plan participants’ contributions	171,196	137,966
Benefits paid	-353,925	-539,920
Transfer-in amounts of new employees	386,367	2,023,548
Administration expense	-5,866	-3,054
Fair value of plan assets at December 31	3,851,943	3,485,069

Net defined benefit liability recognized in the statement of financial position

	December 31, 2015	December 31, 2014
Present value of funded defined benefit obligation	5,427,776	4,895,667
Fair value of plan assets	-3,851,943	-3,485,069
Net defined benefit liability	1,575,833	1,410,598

Defined Benefit Cost

	2015	2014	2013
Service cost	261,778	111,513	72,803
Net interest expense	14,873	4,188	3,739
Administration expense	5,866	3,054	2,375
Total defined benefit cost for the year recognized in profit or loss	282,517	118,755	78,917

Remeasurement of the Defined Benefit Liability

	2015	2014	2013
Actuarial loss (gain) arising from changes in financial assumptions	-167,623	699,456	-44,737
Actuarial loss arising from experience adjustments	175,375	784,766	181,670
Return on plan assets excluding interest income	46,164	-382,755	-79,217
Total defined benefit cost for the year recognized in other comprehensive loss	53,916	1,101,467	57,716

In 2016, the Group anticipates to contribute CHF 205,935 to the Plan.

Assumptions

At December 31	2015	2014	2013
Discount rate	1.10%	1.20%	2.20%
Future salary increase	1.10%	1.50%	1.50%
Pension indexation	0.00%	0.00%	0.00%
Mortality and disability rates	BVG 2010G	BVG 2010G	BVG 2010G

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

December 31, 2015
Change in assumption	0.25% increase	0.25% decrease
Discount rate	-248,110	271,492
Salary increase	39,749	-38,688
Pension indexation	148,095	N/A
Change in assumption	+1 year	-1 year
Life expectancy	106,136	-108,343

19. Finance income and finance expense

	2015	2014	2013
Interest income	36,562	52,133	74,036

Net foreign exchange gain	1,806,206	4,164,189	1,711
Total finance income	1,842,768	4,216,322	75,747
Interest expense related parties	—	49,635	50,177
Interest expense (incl. bank charges)	7,985	6,175	2,454
Net foreign exchange loss	662,100	152,015	106,010
Total finance expense	670,085	207,825	158,641
Finance income/(expense), net	1,172,683	4,008,497	-82,894

In 2014, interest expense on convertible loans of CHF 49,635 (2013: CHF 40,262) was not cash relevant. In 2015, net foreign exchange gains contain translation gains of CHF 1,154,513 (2014: CHF 3,961,731) which arose on the Company’s USD and EUR denominated cash and cash equivalents.

20. Taxation

The Group’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

	2015	2014	2013
Deferred income tax expense	-32,761	-32,761	-305,750
Deferred income tax gain	32,761	32,761	—
Total income tax expense	—	—	-305,750

The Group’s effective income tax expense differed from the expected theoretical amount computed by applying the Group’s applicable statutory tax rates of 21.9% (2014: 23%; 2013: 23.7%) as summarized in the following table:

Reconciliation	2015	2014	2013
Loss before income tax	-29,705,063	-18,185,015	-14,698,743
Income tax at statutory tax rates applicable to results in the respective countries	6,493,569	4,177,780	3,488,916
Effect of unrecognized temporary differences	-105,395	-273,073	1,343,556
Effect of unrecognized taxable losses (1)	-6,438,609	-4,160,118	-5,160,108
Effect of unrecognized taxable losses in equity	50,435	99,406	—
Effect on unrecognized deferred tax due to change in income tax rate	—	156,005	—
Deferred tax recognized directly in equity	—	—	21,886
Income tax expense	—	—	-305,750

(1)CHF 457,125 related to the expiry of losses carry forward during 2015 are included in the effect of unrecognized taxable losses.

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as at December 31 is presented below:

Deferred Tax Liabilities	December 31, 2015	December 31, 2014
Intangible assets	-327,637	-327,637
Provisions	—	-32,761
Total	-327,637	-360,398
Deferred Tax Asset
Net operating loss (NOL)	—	32,761
Total	—	32,761

Deferred Tax, net	-327,637	-327,637

Deferred Tax 2015	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	-327,637	—	—	-327,637
Provisions	-32,761	32,761	—	—
Net operating loss (NOL)	32,761	-32,761	—	—
Total	-327,637	—	—	-327,637

Deferred Tax 2014	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	-327,637	—	—	-327,637
Provisions	—	-32,761	—	-32,761
Net operating loss (NOL)	—	32,761		32,761
Total	-327,637	—	—	-327,637

As of December 31, 2015, the Group had total gross tax loss carry forwards amounting to CHF 86.0 million (2014: CHF 58.6 million), of which CHF 84.9 million related to Auris Medical AG, Auris Medical Holding AG and Otolanum AG in Switzerland and CHF 1.1 million to Auris Medical Inc. in the United States (2014: CHF 57.5 million for Auris Medical AG and Otolanum AG and CHF 1.1 million for Auris Medical Inc.).

The Group’s tax loss carry-forwards with their expiry dates are as follows:

	December 31, 2015	December 31, 2014
Within 1 year	1,686,986	2,068,441
Between 1 and 3 years	3,613,999	3,546,587
Between 3 and 7 years	79,651,641	51,963,606
More than 7 years	1,073,609	1,056,556
Total	86,026,235	58,635,190

The tax effect of the major unrecognized temporary differences and loss carry-forwards is presented in the table below:

	December 31, 2015	December 31, 2014
Deductible temporary differences
Employee benefit plan	348,259	311,742
Stock option plans	183,023	114,145

Total potential tax assets	531,282	425,887

Taxable unrecognized temporary differences
Property and equipment	—	—
Total unrecognized potential tax liabilities	—	—

Offsetting potential tax liabilities with potential tax assets	—	—
Net potential tax assets from temporary differences not recognized	531,282	425,887
Potential tax assets from loss carry-forwards not recognized	19,049,472	13,067,988
Total potential tax assets from loss carry-forwards and temporary differences not recognized	19,580,754	13,493,874

21. Loss per share

	December 31, 2015	December 31, 2014
Loss attributable to owners of the Company	-29,705,063	-18,185,015
Weighted average number of shares outstanding	32,299,166	27,692,494
Basic and diluted loss per share	-0.92	-0.66

For the years ended December 31, 2015 and 2014 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the Stock Option Plans (Note 13) as they would be anti-dilutive. As of the date hereof, the Company has 629,010 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2015 and December 31, 2015 was 524,010 (345,880 for the period between January 1, 2014 and December 31, 2014).

22. Commitments and contingencies

Operating lease commitments

On April 1, 2013, the Group entered into a lease for office space under an operating lease agreement with a cancelation option at the Company’s discretion for March 2016. The option was not exercised. The lease agreement expires in March 31, 2018 with an option to extend it for another 5 years.

The future minimum lease payments under non-cancellable operating leases that are not accounted for in the statement of financial position were as follows:

	December 31, 2015	December 31, 2014
Within one year	100,572	103,572
Between one and five years	114,465	58,893
Total	215,037	162,465

Office lease expenses of CHF 107,450 were booked in 2015 and CHF 99,072 and CHF 78,033 were booked in 2014 and 2013, respectively, in the consolidated statement of profit or loss and other comprehensive loss.

23. Related party transactions

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

Compensation of the members of the Board of Directors and Management

In 2015, the total compensation paid to management amounted to CHF 1,619,208 (2014: CHF 1,220,677; 2013: CHF 463,132). The fees paid to members of the Board of Directors in 2015 for their activities as board members totaled CHF 329,827 (2014: CHF 143,647; 2013: CHF 46,681).

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

	Executive Management			Board of Directors			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013
Short term benefits	1,363,796	1,008,817	418,332	268,810	81,567	10,500	1,632,606	1,090,384	428,832
Post-employee benefits years	78,721	63,386	6,836	—	—	—	78,721	63,386	6,836
Share-based payment charge	176,691	148,474	37,964	61,017	62,080	36,181	237,708	210,554	74,145
Total	1,619,208	1,220,677	463,132	329,827	143,647	46,681	1,949,035	1,364,324	509,813

In 2015, CHF 237,708 (2014: CHF 210,554; 2013: CHF 74,145) was expensed for grants of stock options to members of the Board of Directors and management. Contributions to pension schemes amounted to CHF 78,721 and CHF 63,386 during the years 2015 and 2014, respectively. No termination benefits or other long term benefits were paid.

Members of the Board of Directors and management held 457,510, 287,510 and 187,500 stock options as at December 31, 2015, 2014, and 2013, respectively.

For 2015, the Company granted 25,813 (2014: 20,881; 2013: 0) options to members of Management under the Equity Incentive Plan (2014: Stock Option Plan B) on January 7, 2016. The payroll charge corresponded to CHF 188,092 (2014: CHF 92,565; 2013: 0). These shares vested upon grant and have a sale restriction for a period of 3 years.

The Chief Executive Officer was compensated in 2013 by means of a management agreement between Auris Medical AG and Altamira Pharma GmbH, a company fully owned by the CEO. During 2013, the Group paid CHF 248,000 for the management services.

In January 2013 Auris Medical AG obtained bridge financing from Altamira Pharma GmbH through unsecured revolving credit facilities of up to CHF 1,400,000 and up to EUR 300,000 at an interest rate of 5% p.a. The bridge financing was repaid by the Company on April 10, 2013. Interest of CHF 6,386 and EUR 2,847 was paid in 2013 under the agreements to the lender.

Liabilities to related parties

	2015	2014
Interest expense related parties	—	-49,635
Net interest expense—related parties	—	-49,635

In 2014, interest expense to related parties includes the calculated effective interest on the convertible loans from shareholders.

24. Events after the balance sheet date

No events that would require adjustments to or disclosure in the consolidated financial statements occurred between the date of the statement of financial position and the date the consolidated financial statements were approved by the Board of Directors of the Company.