Form 20-F
period 2016-12-31
Auris Medical Holding AG
filed 2017-03-14
CIK 1601936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares: 34,329,704

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

___________________

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

___________________

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development-stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding before we can expect to become profitable from sales of our products;

•	our dependence on the success of Keyzilen® (AM-101) and AM-111, which are still in clinical development and may eventually prove to be unsuccessful, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinical or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive, ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

•	our ability to comply with the requirement under our term loan facility with Hercules, including repayment of amounts outstanding when due; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk factors”.

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

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 has been derived from our consolidated financial statements presented elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial data as of December 31, 2016, December 31, 2015 and December 31, 2014, and for the years ended December 31, 2013 and 2012 has been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS and which have not been included herein.

This financial information should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated audited financial statements, including the notes thereto, included in this Annual Report.

	For the years ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of CHF except for share and per share data)
Profit or Loss and Other Comprehensive Loss:
Research and development	(24,777)	(26,536)	(17,705)	(13,254)	(3,987)
General and administrative	(5,447)	(4,342)	(4,489)	(1,362)	(624)
Operating loss	(30,223)	(30,878)	(22,194)	(14,616)	(4,611)
Interest income	68	37	52	74	8
Interest expense	(829)	(8)	(56)	(53)	(2)
Foreign currency exchange gain/(loss), net	(100)	1,144	4,012	(104)	3
Revaluation gain from derivative financial instruments	291	–	–	–	–
Loss before tax	(30,793)	(29,705)	(18,186)	(14,699)	(4,602)
Income tax gain	131	–	–	–	–
Income tax expense	–	–	–	(306)	–
Net loss attributable to owners of the Company	(30,662)	(29,705)	(18,186)	(15,005)	(4,602)
Other comprehensive loss:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	(394)	(54)	(1,101)	(58)	(55)
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(20)	(13)	(105)	32	22
Other comprehensive loss	(414)	(67)	(1,206)	(26)	(32)
Total comprehensive loss attributable to owners of the Company	(31,076)	(29,772)	(19,392)	(15,031)	(4,635)
Net loss per share(1)
Net loss per share, basic and diluted(2)	(0.89)	(0.92)	(0.66)	(1.01)	(0.40)
Weighted-average number of shares used to compute net loss per common share, basic and diluted	34,329,280	32,299,166	27,692,494	14,917,064	11,581,450

___________________

(1)	For periods prior to the closing of our initial public offering, net loss per share includes preferred shares, which were converted on a one-for-one basis upon the closing of our initial public offering.

(2)	Basic net loss per common share and diluted net loss per common share are the same. See Note 21 to our audited consolidated financial statements included elsewhere in this Annual Report.

	As of December 31,
	2016	2015	2014	2013	2012
		(in thousands of CHF)
Statement of Financial Position Data:
Cash and cash equivalents	32,442	50,237	56,934	23,866	64
Total assets	35,658	52,812	59,493	26,252	866
Total liabilities	21,515	8,070	6,210	17,219	1,110
Share capital	13,732	13,722	11,604	6,487	4,633
Total shareholders’ equity attributable to owners of the Company	14,143	44,741	53,283	9,034	(244)

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in CHF per U.S. Dollar. The rates were derived from the U.S. Federal Reserve Bank’s reported exchange rates. On March 3, 2017, the exchange rate as reported by the U.S. Federal Reserve Bank was CHF 1.0118 to $1.00.

	Period-end	Average for period	Low	High
	(CHF per U.S. dollar)
Year Ended December 31:
2012	0.9155	0.9377	0.8949	0.9957
2013	0.8904	0.9269	0.8856	0.9814
2014	0.9934	0.9147	0.8712	0.9934
2015	1.0017	0.9628	0.8488	1.0305
2016	1.0160	0.9848	0.9536	1.0334

Month Ended:
September 30, 2016	0.9694	0.9732	0.9655	0.9804
October 31, 2016	0.9890	0.9876	0.9740	0.9951
November 30, 2016	1.0187	0.9963	0.9682	1.0187
December 31, 2016	1.0160	1.0194	1.0065	1.0334
January 31, 2017	0.9888	1.0075	0.9888	1.0266
February 28, 2017	1.0022	1.0010	0.9894	1.0109
March, 2017 (through March 3, 2017)	1.0118	1.0103	1.0072	1.0120

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Risks Related to Our Business and Industry

We are a development-stage company and have a limited operating history and a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

We are a development-stage biopharmaceutical company with limited operating history. Since inception, we have incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 30.7 million, CHF 29.7 million and CHF 18.2 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, we had an accumulated deficit of CHF 112.3 million.

Our losses have resulted principally from expenses incurred in research and development of our product candidates, pre-clinical research and general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our product candidates in clinical and pre-clinical development and seek to obtain regulatory approval and commercialization of our product candidates Keyzilen® and AM-111. In our financial year ended December 31, 2016, we incurred CHF 24.8 million in research and development costs, and we expect that our total operating expense in 2017 will be in the range of CHF 28 to CHF 32 million.

To date, we have financed our operations through the initial public offering and a follow-on offering of our common shares, private placements of equity securities and short- and long-term loans. Most recently, on July 19, 2016, we entered into a Loan and Security Agreement with Hercules Technology Growth Capital, Inc., or Hercules. The agreement provides us with a senior secured term loan facility for up to $20 million. As of December 31, 2016, we have drawn $12.5 million under the facility.

We have no products approved for commercialization and have never generated any revenues from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are in the late stages of clinical development for our product candidates, but it may be several years, if ever, before we complete pivotal clinical trials, have a product candidate approved for commercialization and begin to generate revenues from product sales.

We have never generated any revenue from product sales and may never be profitable.

We have no products approved for commercialization and have never generated any revenue. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and obtain the marketing approvals necessary to commercialize, one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we obtain regulatory approval for, and commercialize, Keyzilen® or AM-111. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	completing research and clinical development of our product candidates, including successfully completing Phase 3 clinical trials of Keyzilen® or AM-111;

•	obtaining marketing approvals for our product candidates, including Keyzilen® or AM-111, for which we complete clinical trials;

•	developing a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;

•	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;

•	obtaining market acceptance of our product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

•	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

•	attracting, hiring, and retaining qualified personnel.

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

We may be unable to develop and commercialize Keyzilen®, AM-111 or any other product candidate and, even if we do, may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business or continue our operations.

We expect that we will need substantial additional funding before we can expect to become profitable from sales of our products. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We are currently advancing our product candidates Keyzilen® and AM-111 through clinical development. We expect our research and development expenses to remain significant in connection with our ongoing activities, particularly as we continue our ongoing, and initiate new, trials of Keyzilen® and AM-111 and initiate pre-clinical and clinical development of other product candidates. We expect that our total operating expense in 2017 will be in the range of CHF 28 to 32 million. As of December 31, 2016, our cash and cash equivalents were CHF 32.4 million. We believe that our existing cash and cash equivalents (including the net proceeds from the equity offering completed in February 2017) will enable us to fund our operating expenses and capital expenditure requirements at least until the first quarter of 2018. Our assumptions may prove to be wrong, and we may have to use our capital resources sooner than we currently expect. If we are unable to raise capital when needed, we could be forced to delay, suspend, reduce or terminate our product development programs or commercialization efforts. Also, should we fail to raise sufficient funds to cover our operating expenditures for at least a 12 month period, we may no longer be considered a “going concern” and our audit report may have to be qualified accordingly. The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. Should the Company’s assets fall short of its liabilities as evidenced by the Company’s standalone Swiss GAAP accounts, the board of directors will have to immediately take steps to restructure the business or if it fails to do, file for bankruptcy. If the board of directors fails to take appropriate action, under Swiss law, in case of such over-indebtedness, the auditors may, according to Swiss law, file for bankruptcy on the Company’s behalf. Our future funding requirements will depend on many factors, including but not limited to:

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

We expect that we will require additional funding to complete our late-stage clinical programs, obtain regulatory approval for Keyzilen® and AM-111 and commercialize our product candidates Keyzilen® and AM-111. If we receive regulatory approval for Keyzilen® or AM-111, and if we choose to not grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to continue to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants, and license and development agreements in connection with any collaborations. We do not have any committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, our shareholders’ ownership interests will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect our shareholders’ rights as holders of our common shares. Debt financing, if available, may involve agreements, such as our term loan agreement with Hercules, that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

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

We began our current operations in 2003. Our operations to date have been limited to financing and staffing our company, developing our technology and developing Keyzilen®, AM-111 and our other product candidates. We have not yet demonstrated an ability to successfully complete large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

Risks Related to the Development and Clinical Testing of Our Product Candidates

We depend entirely on the success of Keyzilen® and AM-111, which are still in clinical development. If our clinical trials are unsuccessful, we do not obtain regulatory approval or we are unable to commercialize Keyzilen® and AM-111, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of Keyzilen® and AM-111, which are still in clinical development. Our ability to generate product revenues, which we do not expect will occur for at least the next few years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. We currently generate no revenues from sales of any drugs, and we may never be able to develop or commercialize a marketable drug. The success of Keyzilen®, AM-111 and our other product candidates will depend on several factors, including the following:

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

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize Keyzilen® or AM-111, which would materially adversely affect our business, financial condition and results of operations.

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

To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive pre-clinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, positive results generated to date in clinical trials for our product candidates do not ensure that later clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.

Clinical trials must be conducted in accordance with FDA, EMA and comparable foreign regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our product candidates produced under current good manufacturing practices, or cGMP, and other requirements. We depend on medical institutions and clinical research organizations, or CROs, to conduct our clinical trials in compliance with current good clinical practice, or cGCP, standards. To the extent the CROs fail to enroll participants for our clinical trials, fail to conduct the trials to cGCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.

To date, we have not completed all clinical trials required for the approval of any of our product candidates. Keyzilen® and AM-111 are in Phase 3 clinical development.

The completion of clinical trials for our clinical product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

•	the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

•	delays or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;

•	negative or inconclusive results, which may require us to conduct additional pre-clinical or clinical trials or to abandon projects that we expect to be promising;

•	safety or tolerability concerns could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a trial;

•	delays relating to adding new clinical trial sites;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	errors in survey design, data collection and translation;

•	delays in establishing the appropriate dosage levels;

•	the quality or stability of the product candidate falling below acceptable standards;

•	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical trials; and

•	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials.

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

Positive or timely results from pre-clinical or early-stage trials do not ensure positive or timely results in late-stage clinical trials or product approval by the FDA, the EMA or comparable foreign regulatory authorities. Product candidates that show positive pre-clinical or early clinical results may not show sufficient safety or efficacy in later stage clinical trials and therefore may fail to obtain regulatory approvals. For example, although Keyzilen® achieved favorable results in our Phase 2 efficacy trial, in August 2016, we announced that the Phase 3 TACTT2 clinical trial of Keyzilen® did not meet its two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. There can be no assurances that TACTT3, our ongoing Phase 3 clinical trial with Keyzilen® will meet its primary efficacy endpoints. In addition, pre-clinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. The FDA, the EMA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. In the case of our late-stage clinical product candidates, results may differ in general on the basis of the larger number of clinical trial sites and additional countries and languages involved in Phase 3 clinical trials.

In the case of Keyzilen®, our endpoints in Phase 3 clinical trials are based on patient reported outcomes, some of which are captured daily from trial participants with electronic diaries. Based on insights from our continuing analysis of the TACTT2 trial, we believe the high frequency of tinnitus loudness ratings over an extended period of time may have caused a number of patients to excessively focus on their tinnitus symptoms, thereby influencing the measured outcome. In addition, low compliance with daily reporting requirements may impact the trials’ validity or statistical power.

Under the SPA with the FDA, we agreed to use the Tinnitus Functional Index, or TFI, as a co-primary efficacy endpoint in the TACTT2 trial and a secondary efficacy endpoint in the TACTT3 trial. Based on our ongoing analysis of the TACTT2 clinical trial results, we are amending our protocol for the TACTT3 Phase 3 clinical trial of Keyzilen® to elevate the change in the TFI score from a key secondary endpoint to an alternate primary efficacy endpoint. We used a different tinnitus questionnaire in the previous clinical trials with Keyzilen® (Tinnitus Handicap Inventory 12, THI-12, a 12-item short version of the 25-item Tinnitus Handicap Inventory, or THI). Unlike the THI-12, the TFI was developed and validated broadly in accordance with the FDA’s guidance for patient-reported outcome measures and with the explicit aim of measuring treatment-related changes in tinnitus. In addition, the TFI covers all important domains of negative tinnitus impact including sleep difficulties, whereas the THI-12 does not include any sleep-related item. In spite of the methodological superiority of the TFI and a 2011 study by Meikle et al. showing a high correlation between THI and TFI scores with higher responsiveness to change of the latter, there is no assurance that outcomes with the TFI will be qualitatively and quantitatively similar or the same as those that would result with the THI-12. In the TACTT2 trial, treatment with Keyzilen® did not result in a clinically meaningful change in TFI in the overall trial population.

For calculating the statistical power of the extended TACTT3 trial, we made certain hypotheses regarding the size of the true treatment effect of Keyzilen® over placebo and the related standard deviations. For the TFI, those were based on actual outcomes for the subpopulations in the TACTT2 trial, whereas the standard deviation was taken at the 80% confidence level (meaning that the probability is 80% that the true standard deviation is not higher). The statistical power for detecting a true treatment effect of at least 5 TFI points in the overall trial population or in the subpopulation with severe or extreme tinnitus or of at least 7 TFI points in the subpopulation with otitis media related tinnitus was calculated at 87%; for true treatments effects of 0.5 in the TLQ the power is greater than 90%. We believe the underlying assumptions to be reasonable since they are based on actual patient data with Keyzilen® from TACTT2. However, we cannot know what the true effects of Keyzilen® will be in TACTT3; if the true effects turn out to be less than hypothesized, then the trial's power (i.e the chance of achieving a significant result in either the overall population or in one or both of the defined subpopulations) would be reduced and if the true effects turn out to be greater than hypothesized, then power would be increased. Further, the use of the Hochberg procedure to control for Type I error for testing endpoints not only for the entire trial population, but also for two subpopulations, means that not all tested groups will be tested at the same significance level; if the population with the least significant p-value does not reach the specified level of significance (0.04 for the TFI and 0.01 for TLQ), then the other two populations with lower p-values will be tested at a more stringent significance level. This means that the statistical hurdle could be highest for the best performing population. The Hochberg procedure, a method applied to statistical testing to control for multiplicity, avoids the need for pre-specification of a hierarchy among the three populations for analysis, providing more flexibility than with other methods and allowing the possibility of achieving success in a subpopulation.

In the case of AM-111, we are evaluating the safety and efficacy in an idiopathic condition which implies a considerable heterogeneity in the etiology and natural history of the condition. This may have an impact on the safety and efficacy outcomes of our Phase 3 clinical trials. In addition, in HEALOS and ASSENT, we extended the time window for enrollment into each clinical trial, from up to 48 hours to up to 72 hours, in response to results from the Phase 2 trial showing an increasing treatment effect the later the treatment was given. This was due to declining spontaneous recovery rates while the effects with active treatment held steady. Although spontaneous recovery is expected to decline further between 48 and 72 hours, we have no assurance that improvement achieved with the active treatment will remain stable. Based on discussions with the FDA and EMA, we moved the primary endpoint from Day 7 in the Phase 2 trial to later time points in the Phase 3 trials: to Day 28 in HEALOS and to Day 91 in ASSENT. In the Phase 2 trial, a therapeutic effect of AM-111 was observed in a clinically meaningful and statistically significant way in the relevant patient population on Day 3, and the majority of the effect was achieved by Day 7; however, superior results were also observed at later time points. Therefore, we expect to be able to demonstrate a therapeutic effect at the later time points in the Phase 3 trials. However, this expectation is based on the assumption that hearing recovery patterns will be similar to the Phase 2 trial, and there is no assurance that this will be the case.

Whereas in our Phase 2 trial we had full placebo control for the primary endpoint at Day 7 and an oral corticosteroid could only be administered as a reserve therapy in case of insufficient hearing recovery to that point, such trial design is not feasible in certain countries due to the use of oral corticosteroids as standard of care. Hence, in the planned ASSENT trial, oral corticosteroids will be offered as background therapy to all study participants. Although there is no clear evidence for the efficacy of oral corticosteroids in the treatment of idiopathic sudden sensorineural hearing loss, or ISSNHL, we have assumed a small impact of background therapy on hearing recovery when calculating the number of patients that are required to demonstrate AM-111’s efficacy in a statistically significant and clinically meaningful way. We cannot rule out the possibility that the background therapy will enhance hearing recovery more substantially, and that in consequence the trial may not demonstrate the therapeutic benefit of AM-111. We will conduct an interim analysis at the midpoint of enrollment, and the study protocol allows for adjusting the size of the trial if suggested by the interim analysis; however, the required adjustment may be too large to be considered feasible and we may have to change the trial design significantly or stop the trial altogether.

Orphan drug designation for AM-111 was granted by the FDA and EMA for the treatment of acute sensorineural hearing loss, or ASNHL, an umbrella term that comprises hearing loss from acute acoustic trauma, or AAT, surgery-induced trauma or ISSNHL. We estimate ISSNHL to be the largest of the three subgroups. The broader, more general designation of ASNHL is based on the common pathophysiologic pathway shared by the three subgroups. Although we expect to obtain regulatory approval for the entire indication of ASNHL based on confirmatory efficacy and safety data that covers only one or two rather than all three of the subgroups, there can be no assurance that regulatory agencies will concur with this assumption at the time of the marketing approval procedure. In that case, it may not be sufficient to conduct HEALOS and ASSENT in the subgroup of ISSNHL, as is currently planned.

Based on our ongoing analysis of the TACTT2 clinical trial results, we are amending our protocol for the ongoing TACTT3 Phase 3 clinical trial of Keyzilen® and intend to enroll an additional 120 patients, which will cause our product development costs to increase. If we are required to make further changes to the trial design of, or conduct additional clinical trials or other testing of Keyzilen®, AM-111 or any other product candidate that we develop beyond the trials and testing that we contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with Keyzilen®, AM-111 or our other product candidates, we may:

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

Our product development costs will also increase if we experience delays in testing or marketing approvals or if we are required to conduct additional clinical trials or other testing of Keyzilen® and we may be required to obtain additional funds to complete clinical trials. We cannot assure you that our clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our trials after they have begun. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates, which may harm our business and results of operations. In addition, some of the factors that cause, or lead to, clinical trial delays may ultimately lead to the denial of regulatory approval of Keyzilen®, AM-111 or any other product candidate.

If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

If our product candidates are associated with serious adverse, undesirable or unacceptable side effects, we may need to abandon their development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in pre-clinical or early-stage testing have later been found to cause side effects that restricted their use and prevented further development of the compound for larger indications.

In our clinical trials of Keyzilen® and AM-111 to date, adverse events have included procedure-related transient changes in tinnitus loudness, muffled hearing, ear discomfort or pain, incision site complications and middle ear infections. A limited number of serious adverse events were observed (in 2.4% of patients enrolled in the Keyzilen® Phase 2 program, in 2.5% in the TACTT2 clinical trial with Keyzilen® and in 4.5% of patients in the AM-111 Phase 2 clinical trial); all (Keyzilen®) or most (AM-111) were considered unrelated or unlikely related to the treatment. Occurrence of serious procedure- or treatment-related side effects could impede clinical trial enrollment and receipt of marketing approval from the FDA, the EMA and comparable foreign regulatory authorities. They could also adversely affect physician or patient acceptance of our product candidates.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

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

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In our Phase 3 clinical trials of Keyzilen®, we enroll patients with acute inner ear tinnitus, meaning patients with symptom duration of three months or less, due to traumatic injury to their cochlea or otitis media. Thus, we must identify, recruit, enroll and dose patients with tinnitus caused by a pre-determined universe of factors in a limited time frame. Our product candidate AM-111, which is intended for patients with acute inner ear hearing loss, which is also known as acute sensorineural hearing loss or ASNHL, has orphan drug designation for the treatment of ASNHL, which means that the potential patient population is more limited. In our late-stage clinical program with AM-111, the enrollment window is 72 hours from onset, meaning that we must enroll patients in a short time frame. This short enrollment window may negatively impact our enrollment rate.

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

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, we have no products that have been approved for commercial sale; however, the current and future use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates.

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

The orphan drug designation for AM-111 relates to ASNHL, an umbrella term comprising acute acoustic trauma, ISSNHL and surgery-induced trauma based on a common pathophysiologic pathway. Our Phase 3 late-stage program is only enrolling patients suffering from ISSNHL, which represent the largest of the three ASNHL subgroups. Based on their outcomes, we may obtain marketing authorization only for the ISSNHL subgroup, and additional studies may be required to obtain marketing authorization for the entire ASNHL indication.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of Keyzilen® and AM-111 for the treatment of acute inner ear tinnitus and acute inner ear hearing loss, respectively. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, in particular for inner ear disorders, our business, financial condition and results of operations could be materially adversely affected.

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

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have two product candidates in late-stage clinical development. Keyzilen® is in Phase 3 clinical development for the treatment of acute inner ear tinnitus under a SPA from the FDA (TACTT2) and based on scientific advice from the EMA (TACTT3). AM-111 is in Phase 3 clinical development for the treatment of acute sensorineural hearing loss for which we received feedback from the FDA and EMA on multiple occasions. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

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

There are currently no drugs with proven efficacy for acute inner ear tinnitus or acute inner ear hearing loss. In addition, there has been limited historical clinical trial experience generally for the development of drugs to treat these conditions. Regulatory authorities in the United States and European Union have not issued definitive guidance as to how to measure the efficacy of treatments for acute inner ear tinnitus or acute inner ear hearing loss, and regulators have not yet established what is required to be demonstrated in a clinical trial in order to signify a clinically meaningful result and/or obtain marketing approval. We have designed our Phase 3 trials for Keyzilen® and AM-111 to include endpoints that we believe are clinically justified and meaningful. Specifically, with regard to Keyzilen®, the EMA indicated that a statistically significant improvement in tinnitus loudness that is supported by several secondary variables would demonstrate a clinically meaningful result. The FDA indicated that an improvement in tinnitus loudness supported by a co-primary efficacy point, such as the TFI questionnaire, would be clinically meaningful. The TACTT2 clinical trial with Keyzilen® did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. Additionally, no product has been approved for marketing based upon such guidance and we cannot be certain that Keyzilen® will be approved even if it were to demonstrate such results in TACTT3, its second Phase 3 trial, in particular because of the results of TACTT2.

With regard to AM-111, the FDA and EMA have indicated that a 10 dB improvement in hearing thresholds is clinically significant, in line with clinical practice. However, no product has been approved for marketing based upon such guidance and we cannot be certain that AM-111 will be approved even if it were to demonstrate such results in its Phase 3 trial.

Some of our conclusions regarding the potential efficacy of Keyzilen® in our completed TACTT2 clinical trial of Keyzilen® for the treatment of acute inner ear tinnitus in certain subgroups are based on retrospective analyses of the results of these trials, which are generally considered less reliable indicators of efficacy than pre-specified analyses.

After determining that we did not achieve the co-primary efficacy endpoints in our completed TACTT2 clinical trial of Keyzilen® for the treatment of acute inner ear tinnitus, we performed retrospective analyses that we believe show treatment effects on TFI in favor of Keyzilen® in case of greater tinnitus severity at baseline. Although we believe that these additional analyses were warranted, a retrospective analysis performed after unblinding trial results can result in the introduction of bias if the analysis is inappropriately tailored or influenced by knowledge of the data and actual results. In particular, the analysis that resulted in a clinically meaningful effect being observed in active-treated patients who suffered from severe or extreme tinnitus poses greater risk of bias as such subgroup was not pre-specified in the trial design.

Because of these limitations, regulatory authorities typically give greatest weight to results from pre-specified analyses and less weight to results from post-hoc, retrospective analyses. As a result, even if TACTT3 provides confirmatory results for the subgroup of severe to extreme tinnitus, the TACTT2 results and the retrospective analysis could negatively impact the evaluation by the EMA or the FDA of our anticipated applications for marketing approval for Keyzilen®.

If Keyzilen® is only shown to be efficacious in certain subgroups, such as patients with otitis media-related tinnitus or greater tinnitus severity, we may only be able to obtain approval for these limited patient populations, which would reduce the market potential for Keyzilen® and could materially adversely affect our business, financial condition and results of operations.

While our TACTT2 clinical trial with Keyzilen® did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo, we believe that the trial data show treatment effects on TFI in favor of Keyzilen® for the subgroups of patients with otitis media-related tinnitus or greater tinnitus severity. As a result, our amended trial protocol for TACTT3 includes these two subgroups in confirmatory statistical testing along with the overall trial population.

If the TACTT3 results were to show clinically meaningful treatment effects in these subgroups but fail to show efficacy in the overall trial population, we may not be able to receive regulatory approval for a patient population that is as broad as originally intended. If Keyzilen® were to receive marketing approval for these more limited patient populations, its market potential would be diminished. We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of Keyzilen®, our lead product candidate. As a result, approval for a more limited patient population could materially adversely affect our business, financial condition and results of operations.

Safety issues with isomers of our product candidates or with approved products of third parties that are similar to our product candidates, could delay or prevent the regulatory approval process or result in restrictions on labeling.

Discovery of previously unknown problems, or increased focus on a known problem, with an approved product may result in restrictions on its permissible uses, including withdrawal of the medicine from the market. Esketamine, the active pharmaceutical ingredient of Keyzilen®, is an isomer of Ketamine, and may be affected by the safety of the drugs related to them. Although Ketamine has been used successfully in patients for many years, newly observed toxicities or worsening of known toxicities, in pre-clinical studies of, or in patients receiving, Ketamine, or reconsideration of known toxicities of Ketamine in the setting of new indications, could result in increased regulatory scrutiny of Keyzilen®. For example, Ketamine is regulated by the Drug Enforcement Administration, or DEA, under the Controlled Substances Act as a Schedule III drug. DEA scheduling is a separate process that can delay when a drug may become available to patients beyond a New Drug Application, or NDA approval date, and the timing and outcome of such DEA process is uncertain. Although we have observed no abuse liability associated with Keyzilen® to date, if Keyzilen® were to be scheduled under the Controlled Substances Act, such scheduling could negatively impact the ability or willingness of physicians to prescribe Keyzilen® and our ability to commercialize it.

Our special protocol assessment agreement with the FDA for our Phase 3 clinical trial of Keyzilen® does not guarantee any particular outcome from regulatory review, including ultimate approval and may not lead to a faster development or regulatory review or approval process.

We obtained agreement from the FDA on an SPA for the design of our U.S. Phase 3 trial of Keyzilen®. We also designed our Phase 3 clinical trials for Keyzilen® based on scientific advice that we received from the EMA. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase 3 clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. However, a SPA agreement does not guarantee approval of a product candidate and even if the FDA agrees to the design, execution, and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts. In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement.

On August 18, 2016, we announced that the TACTT2 clinical trial with Keyzilen® did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. TACTT2 was designed as a randomized, double-blind, placebo-controlled trial in acute inner ear tinnitus following traumatic cochlear injury or otitis media. The trial was conducted primarily in North America and randomized 343 patients to receive either Keyzilen® 0.87 mg/mL or placebo in a 3:2 ratio. Based on insights from our continuing analysis of the TACTT2 trial, we amended the clinical trial protocol for TACTT3, the ongoing second Phase 3 clinical trial with Keyzilen®. TACTT3 was originally designed as congruent with the design of TACTT2 regarding outcome measures and the patient population to be enrolled but it differed in that the improvement in the TFI score was not a co-primary efficacy endpoint, that it had a slightly smaller size (300 instead of 330 patients) and it also includes a separate stratum of patients suffering from post-acute inner ear tinnitus. In the amended trial protocol, the change in TFI score is elevated from a key secondary endpoint to an alternate primary efficacy endpoint and the trial size has been increased by 60 patients in each of Stratum A (acute tinnitus stage) and Stratum B (post-acute tinnitus stage) to enhance statistical sensitivity to the effects of treatment. Additionally, in order to corroborate the TACTT2 results showing clinically meaningful treatment effect under the TFI over placebo for patients with otitis media-related tinnitus and greater tinnitus severity, the severity subgroup will be included in confirmatory statistical testing in TACTT3 along with the overall study population and the already pre-specified subgroup of patients with otitis media-related tinnitus.

We cannot be sure of how the FDA, EMA or other regulatory authorities will view the TACTT2 results, including the results that we believe show treatment effects on TFI in favor of Keyzilen® for specific subgroups. Additionally, we cannot assure you that the protocol amendments to TACTT3 will be viewed favorably by the FDA, EMA or other regulatory authorities or that the TACTT3 clinical trial will succeed. These uncertainties could significantly delay or prevent any potential approval for Keyzilen®.

In early December 2016, we had two meetings with the FDA relating to the Keyzilen® program. Through a Type C Meeting, the FDA confirmed that, as per standard practice, two positive confirmatory trials would be required to submit a NDA. The FDA did not provide feedback on the TACTT3 protocol amendment because the trial is being conducted in Europe and is not under the IND Application. Data from trials that were not filed under the IND may be used for an NDA, provided they meet requisite legal and regulatory requirements such as adherence to cGCP regulations.

Even if we are able to include TACTT3 in a NDA with the FDA, due to the fact that TACTT3 was not assessed by the FDA as part of the SPA process, and in spite of the congruence between the trials, we cannot exclude that even if TACTT3 is successful, the differences in outcomes between the two pivotal trials may affect the FDA’s assessment (for example, from cultural differences in patient attitudes or perceptions as TACTT3 is being conducted outside North America). If the FDA revokes or alters its agreement under the SPA, or interprets the data collected from the clinical trials differently than we do, the FDA may not deem the data sufficient to support an application for regulatory approval. A revocation or alteration in our existing SPA could significantly delay or prevent approval of our application. Our SPA with the FDA and the scientific advice from the EMA does not ensure that Keyzilen® will receive marketing approval or that the approval process will be faster than conventional regulatory procedures.

As a result, if TACTT3 is not successful, we may not be able to obtain marketing approval, and even if TACTT3 is successful, we may not be able to obtain marketing approval without any further data, which could materially adversely affect our business, financial condition and results of operations.

The number of patients with safety data from chronic intermittent use of Keyzilen® may fail to reach the levels specified and requested by the FDA.

The FDA has requested safety data from chronic intermittent use of Keyzilen® by a minimum of 300 patients treated for six months and a minimum of 100 patients treated for one year, to support a new drug application filing for Keyzilen® in the treatment of acute peripheral tinnitus. In order to address this request, we offered all participants completing the TACTT2 and TACTT3 clinical trials that met certain criteria the option to roll over into an open label follow-on safety study (AMPACT1 and AMPACT2, respectively) and receive up to three treatment cycles with Keyzilen® over a period of up to nine months. Together with the three-month TACTT trial duration, this would cover up to 12 months of exposure. Enrollment in AMPACT1 and AMPACT2 has been completed. Since a higher than expected number of TACTT trial participants was willing and eligible for enrollment into the AMPACT studies, we reduced the number of available treatment cycles in AMPACT2 from three to one by way of a protocol amendment in the first quarter 2016. We are confident of meeting the requested number of patients with chronic intermittent use data. However, we have no control over the actual number of treatment cycles that the AMPACT participants will have received as we remain blinded as to treatment allocation in TACTT3, AMPACT1 and AMPACT2. Hence, the number of patients with safety data over six months and over 12 months may or may not reach the levels specified and requested by the FDA. In case of insufficient numbers, this will become a review issue at the time of the NDA submission. Although we plan to apply for an indication of acute inner ear tinnitus, rather than chronic inner ear tinnitus, we cannot ensure that the FDA will be satisfied with the data supporting our NDA if we are not able to enroll sufficient numbers of patients in AMPACT1 and AMPACT2.

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

If marketing authorization is obtained for any of our product candidates, the product will remain subject to continual regulatory review and therefore authorization could be subsequently withdrawn or restricted. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the manufacturing processes, labeling, packing, distribution, adverse event reporting, storage, advertising and marketing restrictions, and recordkeeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, cGDPs and cGCPs for any clinical trials that we conduct post-approval. In the European Union, the marketing authorization holder has to operate a pharmacovigilance system which conforms with and is equivalent to the respective Member State’s pharmacovigilance system, requiring him to evaluate all information scientifically, to consider options for risk minimization and prevention and to take appropriate measures as necessary. As part of this system, we will have to, inter alia, have a qualified person responsible for pharmacovigilance, maintain a pharmacovigilance system master file, operate a risk management system for each medicinal product, monitor the outcome of risk minimization measures, and update continuously all pharmacovigilance data to update the risk assessment.

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

For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law, among other things, increased rebates a manufacturer must pay to the Medicaid program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established a Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products, expanded eligibility criteria for Medicaid programs, and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Substantial provisions affecting compliance were enacted, which may affect our business practices with health care practitioners. Continued pressure on pharmaceutical pricing is expected and may also increase our regulatory burdens and operating costs.

Other legislative changes have been proposed and adopted in the United States since the Health Care Reform Law was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

Furthermore, it is possible that following the inauguration of President Trump on January 20, 2017, legislation will be introduced and passed by the Republican-controlled Congress repealing the Health Care Reform Law in whole or in part and signed into law by President Trump, consistent with statements made by him during his presidential campaign and subsequently indicating his intention to do so within a short time following his inauguration. Because of the continued uncertainty about the implementation of the Health Care Reform Law, including the potential for further legal challenges or repeal of that legislation, we cannot quantify or predict with any certainty the likely impact of the Health Care Reform Law or its repeal on our business model, prospects, financial condition or results of operations, in particular on the pricing, coverage or reimbursement of any of our product candidates that may receive marketing approval. We also anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. We cannot assure you as to the ultimate content, timing, or effect of changes, nor is it possible at this time to estimate the impact of any such potential legislation.

In the European Union, a new clinical trial regulation centralizes clinical trial approval, which eliminates redundancy, but in some cases this may extend timelines for clinical trial approvals due to potentially longer wait times. The regulation requires specific consents for use of data in research which, among other measures, may increase the costs and timelines for our product development efforts. The regulation also provides an obligation for clinical trial sponsors to make summaries of all trial results, accompanied by a summary understandable to laypersons, as well as the clinical trial report publicly available in a new database. Beyond this obligation, the EMA adopted a new "Agency policy on publication of clinical data" (in force since January 1, 2015) based on which the EMA makes available to the public all clinical trials submitted with the EMA as well as raw data results ("individual patient data"). These publication requirements can conflict with legitimate secrecy interests of the sponsors and may lead to valuable clinical trial data falling into the public domain.

On June 23, 2016, the UK public voted in a referendum to leave the European Union. The UK government subsequently announced its intention to serve notice of withdrawal from the European Union no later than March 2017. As a consequence of such withdrawal notice, EU law will cease to apply to the UK from the date of entry into force of a withdrawal agreement, or two years after UK’s submission of the withdrawal notification. As a result, the UK is likely to remain within the European Union for at least the next two years, and, therefore there will likely be no major legal implications for the life sciences sector in the short term. In the long term, however, the effects may be more severe, in particular if the UK cannot agree the terms of a continued close association with the European Union and/or chooses not to incorporate existing EU rules into national law and/or to no longer align themselves with European law. The administrative burden for pharmaceutical companies could increase significantly because regulatory requirements, for example clinical trial authorizations and marketing authorization applications, may need to be fulfilled under a new and different legal framework for the UK. Existing marketing authorizations granted in the European Union under the centralized procedure prior to the exit may potentially not be recognized anymore by the UK.

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

In the European Union, there is currently no central European anti-bribery or similar legislation. However, more and more EU member states as well as life sciences industry associations are enacting increasingly specific anti-bribery rules for the healthcare sector which are as severe and sometimes even more severe than in the United States. Germany, for example, has recently adopted new criminal provisions dealing with granting benefits to healthcare professionals. This new law has increased the legal restrictions as well as the legal scrutiny for the collaboration and contractual relationships between the pharmaceutical industry and its customers.

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

We believe that our key competitors are Otonomy, Inc., or Otonomy, and Sound Pharmaceuticals, Inc., or Sound Pharma, both U.S. companies developing pharmaceutical treatments for ear disorders. In October 2013, Otonomy announced the launch of a development program for the treatment of tinnitus, OTO-311, which is based on the NMDA receptor antagonist gacyclidine and may directly compete with our Keyzilen® product candidate. According to a recent public filing, Otonomy intends to develop a polymer-based formulation of gacyclidine that will provide a full course of treatment from a single intratympanic injection. OTO-311 is currently being evaluated in a Phase 1 trial. OTO-311’s competitive strength will ultimately depend on the demonstration of clinical efficacy and safety and its comparison with Keyzilen®. Further, we intend to rely on our patent applications with broad disclosures to pursue claims relating to the use of polymers with NMDA antagonists in controlled-release topical compositions for the treatment of tinnitus. Otonomy is also developing OTO-104, which is a polymer-based formulation of dexamethasone for intratympanic treatment of Ménière’s disease. OTO-104 is currently in Phase 3 of clinical development. If OTO-104 is approved prior to AM-125, we will have to compete against it in the treatment of Ménière’s disease. In addition, OTO-104 is being evaluated by Otonomy for the treatment of certain types of hearing loss and may compete against AM-111.

In June 2006, Sound Pharma began clinical testing of an oral treatment for hearing loss (SPI-1005, ebselen). Its active substance mimics and prompts production of the glutathione peroxidase enzyme. In February 2014, Sound Pharma announced positive outcomes from a placebo-controlled Phase 2 clinical trial with SPI-1005 in the prevention and treatment of temporary inner ear hearing loss from listening to loud music with a mobile digital media player. Although AM-111 targets permanent rather than transient hearing loss, SPI-1005 and Sound Pharma’s SPI-5557 which it intends to develop for sever to profound hearing loss may become competing products if Sound Pharma seeks and manages to demonstrate clinical efficacy also in the prevention and treatment of permanent inner ear hearing loss.

Sensorion is developing SENS-401, a 5-HT3 antagonist with anti-inflammatory properties, for the oral treatment of sudden sensorineural hearing loss. The project is currently in Phase 1 of clinical development and obtained orphan drug designation from the EMA. Sensorion is also developing SENS-111, a histamine H4 receptor antagonist, for the oral treatment of acute vertigo crises and recently initiated a Phase 2 trial to enroll patients with acute unilateral vestibulopathy. If successful, SENS-401 may compete against AM-111, and SENS-111 may compete against AM-125.

There are several companies developing treatments for hearing loss. Strekin AG, a privately held Swiss company, announced in April 2016 that it plans to develop STR001, an agonist of the peroxisome proliferator, for surgery induced hearing loss and that it commenced a Phase 2 program in Germany and France. Nordmark, a German company, is developing Ancrod, the biologically active substance from the venom of the Malayan Pit Viper (Calloselasma rhodostoma), for the treatment of sudden sensorineural hearing loss and has initiated Phase 2 program. Both, STR001 and Ancrod have the potential to compete with AM-111.

There exist a variety of drug products that are licensed or used off-label for the treatment of vestibular disorders and Ménière’s disease, including steroids, diuretics, anti-emetics or anti-nausea medications. In many countries outside the United States, oral betahistine is the standard of care and licensed for the treatment of Ménière’s disease and vestibular vertigo. Although, we expect that AM-125 will offer benefits over oral betahistine due to the ability to bypass the strong first-pass metabolism associated with oral intake and provide for a higher bioavailability and avoid gastric side effects, it may take time to change prescribing and usage patterns in favor of the newer product. In December 2016, Castle Creek Pharmaceuticals, LLC announced the in-licensing of Arlevert, a fixed-dose combination of cinnarizine, a calcium channel antagonist, and dimenhydrinate, an antihistamine, from Hennig Arzneimittel GmbH & Co. KG, a German company, and its intention to develop it as a treatment for vertigo in the United States market. Arlevert is approved and has been marketed for a long time in various countries outside the US.

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

The successful commercialization of Keyzilen®, AM-111 or our other product candidates will depend, in part, on the extent to which coverage and reimbursement for our products or procedures using our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage. In light of such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes of new technologies, we cannot be sure that coverage will be available for Keyzilen®, AM-111 or any other product candidate that we commercialize and, if available, that the reimbursement rates will be adequate.

In Germany, for example, the relatively recent “Act on Reorganization of the Pharmaceutical Market” (“AMNOG”) requires manufacturers intending to bring a product with a new active ingredients into market to submit scientific evidence of the added benefit for patients. Only if the so-called “Federal Joint Committee” (Gemeinsamer Bundesausschuss) comes to the conclusion that our products indeed have a new benefit for patients, we will be allowed to negotiate the price directly with the public health insurers; otherwise, a maximum reimbursement rate will be fixed by the health administration authorities. If we are unable to obtain adequate levels of coverage and reimbursement for our product candidates, their marketability will be negatively and materially impacted.

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

Third-party payors may deny coverage and reimbursement status altogether of a given drug product, or cover the product but may also establish prices at levels that are too low to enable us to realize an appropriate return on our investment in product development. Because the rules and regulations regarding coverage and reimbursement change frequently, in some cases at short notice, even when there is favorable coverage and reimbursement, future changes may occur that adversely impact the favorable status. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

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

Even if the FDA, the EMA or other regulatory authority approves the marketing of any product candidates that we develop, physicians, healthcare providers, patients or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If Keyzilen®, AM-111 or any other product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of Keyzilen®, AM-111 or any of our product candidates that is approved for commercial sale will depend on a variety of factors, including:

•	how clinicians and potential patients perceive our novel products;

•	the timing of market introduction;

•	the number and clinical profile of competing products;

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects;

•	relative convenience and ease of administration, particularly as Keyzilen® and AM-111 require multiple outpatient procedures to administer the drug;

•	cost-effectiveness;

•	patient diagnostics and screening infrastructure in each market, particularly as Keyzilen® and AM-111 are being developed for the treatment of acute inner ear disorders and are thus dependent on a relatively rapid diagnosis and dosing process;

•	marketing and distribution support;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors, both public and private; and

•	other potential advantages over alternative treatment methods.

If our product candidates fail to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investments. Even if some products achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues.

In addition, the potential market opportunity of Keyzilen® and AM-111 are difficult to precisely estimate. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions could not have been assessed by an independent source in every detail. If any of the assumptions proves to be inaccurate, then the actual market for Keyzilen® and AM-111 could be smaller than our estimates of the potential market opportunity. If the actual market for Keyzilen® and AM-111 is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

We have never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize our products on our own or together with suitable partners.

We have never commercialized a product candidate, and we currently have no sales force, marketing or distribution capabilities. To achieve commercial success for Keyzilen®, AM-111 and our other product candidates, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.

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

In addition, in October 2013, Xigen assigned certain of the patents relevant to the agreement to Xigen Inflammation Ltd., an unaffiliated entity organized in Cyprus. We consider this transfer to be in breach of the agreement since our prior written approval was not sought, although Xigen Inflammation Ltd. has confirmed to us that the assignment of patents is without prejudice to our license for local administration. In the past, Xigen has also requested from us quantities of AM-111 for certain analyses, although we believe the quantities requested exceed what laboratories would generally require for such tests.

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

We have a co-ownership/exploitation agreement with the Institut National de la Santé et de la Recherche Médicale, or INSERM, governing the exploitation of any products derived from patents that resulted from our joint research program with INSERM that was conducted in 2003 to 2005. Under this agreement with INSERM, we are given the exclusive right to exploit the patents issuing from the filed patent applications for all claimed applications, including the treatment of tinnitus, in order to develop, promote, manufacture, cause to be manufactured, use, sell and distribute any products, processes or services deriving from such patents, including Keyzilen®, in any country in which these patent applications have been filed during the term of the agreement. We alone are entitled to grant manufacturing or sales licenses for any patents to our subsidiaries and/or third parties. INSERM is entitled to use the inventions covered by the patents and applications for its own research purposes, free of charge, but may not generate any direct or indirect profits from such use. We have agreed to finance any additional research and development work necessary to obtain marketing authorizations for inventions covered by these patents and applications. If we fail to use reasonable efforts in carrying out this additional research, then INSERM may revoke the exclusivity of exploitation granted to us under this agreement. Additionally, we have an exclusive worldwide license from Xigen for the application of Xigen’s novel intracellular peptide therapeutics in the area of ear disorders. These intellectual property rights have been the basis of our research and development of Keyzilen® and AM-111.

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

Our product development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses and may require expertise, such as sales and marketing expertise, which we do not currently possess. Therefore, in addition to our relationships with INSERM and Xigen, for our Keyzilen® and AM-111 product candidates respectively, for one or more of our product candidates, we may decide to enter into strategic alliances, or create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development and potential commercialization of those product candidates.

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

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing nonclinical and clinical programs, including the clinical trials of Keyzilen® and AM-111. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with cGMP, cGCP, and Good Laboratory Practice, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Union and comparable foreign regulatory authorities for all of our product candidates in nonclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, trial sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical trials may be deemed unreliable and the EMA, FDA, other regulatory authorities may require us to perform additional nonclinical and clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

We currently rely on and expect to continue to rely on third parties, for the manufacturing and supply of chemical compounds for the clinical trials of our product candidates, including Keyzilen® and AM-111, and others for the manufacturing and supply of pre-filled syringes. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

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

Growth in the costs and expenses of components or raw materials may also adversely influence our business, financial condition and results of operations. Supply sources could be interrupted from time to time and, if interrupted, that supplies could be resumed (whether in part or in whole) within a reasonable time frame and at an acceptable cost or at all.

Our current and anticipated future dependence upon others for the manufacturing of Keyzilen®, AM-111 and any other product candidate that we develop may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

The drug substance and drug product for our product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply us with the drug substance or drug product, could materially and adversely affect our business.

We do not currently, and do not expect to in the future, independently conduct manufacturing activities for our product candidates, including Keyzilen® and AM-111. We currently have a relationship with one supplier each, for the supply of the active pharmaceutical ingredients and the hyaluronic acid component of Keyzilen® and AM-111. We are reliant upon single source third-party contract manufacturing organizations to manufacture and supply the drug substance and drug product and components thereof for each of Keyzilen® and AM-111. We do not currently have any other suppliers for the drug substance or drug product of our product candidates and, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, and we have performed some preliminary investigations to assess this availability, we cannot assure you that identifying alternate sources and establishing relationships with such sources would not result in significant delay in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

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

We have sought to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and products that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

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

While patent term extensions under the Hatch-Waxman Act in the United States and under supplementary protection certificates in Europe may be available to extend the patent exclusivity term for Keyzilen® and AM-111, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. Specifically, Xigen is concurrently developing another indication for XG-102, the active substance of AM-111. Since for each product only a single patent can be selected for patent term extension, there may be a conflict of interest with respect to patent selection for extending patent terms covering two different indications of XG-102. It is possible that Xigen may select a patent that does not provide the longest patent term for the AM-111 indication developed by us. In addition, upon issuance in the United States any patent term can be adjusted based on certain delays caused by the applicant(s) or the U.S. Patent and Trademark Office, or USPTO. For example, a patent term can be reduced based on certain delays caused by the patent applicant during patent prosecution.

While in the United States there is a possibility of obtaining market protection independent from any patent protection for up to 5 and 10 years from approval, and in the European Union one may obtain data exclusivity of eight years from approval with an additional two years of market exclusivity (which can potentially be extended by one year), there is no assurance that we can obtain such data exclusivity and market protection with respect to Keyzilen®, AM-111, or any of our other product candidates. Our issued patents and pending patent applications are expected to expire for Keyzilen® between 2024 and 2028 and for AM-111 between 2020 and 2027, prior to any patent term extensions to which we may be entitled under applicable laws.

Janssen, a subsidiary of Johnson & Johnson, has been testing Esketamine in a spray formulation for intranasal treatment of treatment-resistant depression in several clinical trials to date, with a Phase 3 program expected to complete in early 2018. In November 2014, the FDA designated Esketamine a ‘breakthrough therapy’ for this indication. In the event that Janssen’s confirmatory trials are successful and the company receives marketing authorization prior to us receiving marketing authorization for Keyzilen®, we would lose the potential benefit of a five-year marketing exclusivity period that we would otherwise expect to obtain.

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

Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technology without alleged or actual infringement, misappropriation, or other violation of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, and reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S.- and foreign-issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

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

Accordingly, if Keyzilen® and AM-111 are approved, competitors could file ANDAs for generic versions of Keyzilen® and AM-111, or 505(b)(2) NDAs that reference Keyzilen® and AM-111, respectively. If there are patents listed for Keyzilen® and AM-111 in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.

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

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents relating to our product candidates are controlled by our licensors. This is the case under our agreement with Xigen, where Xigen is entirely responsible for the prosecution and maintenance of the licensed patents and patent applications directed to AM-111. Xigen has no obligation to provide us any information with respect to such prosecution and we will not have access to any patent prosecution or maintenance information that is not publicly available. Although we monitor Xigen’s ongoing prosecution and maintenance of the licensed patents, if Xigen or any of our future licensing partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering AM-111 or any of our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products. Specifically, Xigen is concurrently developing another indication for brimapitide (XG-102), the active substance of AM-111. This may cause a conflict of interest and adversely affect Xigen’s ability to prosecute the patent portfolio licensed to us in the best interest of our business. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed from third parties including with respect to the patents and applications licensed to us under our co-ownership and exploitation agreement with INSERM for Keyzilen®, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution. We are required to consult and cooperate with INSERM regarding the prosecution, maintenance, and enforcement of, and in certain instances INSERM has the right to independently enforce, the relevant patents, which may place those patients at risk or hinder our ability to develop and commercialize those product candidates or protect our patent rights.

If we fail to comply with the obligations in our intellectual property agreements, including those under which we license intellectual property and other rights from third parties, or otherwise experience disruptions to our business relationships with our licensors and partners, we could lose intellectual property rights that are important to our business.

We are a party to a number of intellectual property license and co-ownership agreements that are important to our business and expect to enter into additional such agreements in the future. Our existing agreements impose, and we expect that future agreements will impose, various diligence, commercialization, milestone payment, royalty, and other obligations on us. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, we may be required to make certain payments to the licensor, we may lose the exclusivity of our license, or the licensor may have the right to terminate the license, in which event we would not be able to develop or market products covered by the license. Moreover, if we fail to comply with our obligations under our co-ownership and exploitation agreement with INSERM for Keyzilen®, including certain commercialization requirements, or we are subject to a bankruptcy, INSERM may terminate the agreement and we may lose our rights to exclusively exploit and commercialize the applicable patents. In such event we would not be able to prevent INSERM from exploiting or licensing to the third parties the rights to exploit the applicable patents, which would have a material adverse effect on our ability to successfully commercialize the affected product candidates. Under our co-ownership agreement with INSERM we may be required to assign our rights in the relevant patents to INSERM if we choose not to or fail to continue to prosecute maintain or patents or patent applications in a given country or countries, in which event we would not be able to develop or market products covered by the applicable patents.

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

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming, and unsuccessful.

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

On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving our issued U.S. patent No. 9,066,865 (the “’865 Patent”) and Otonomy’s U.S. patent application No. 13/848,636 (the “’636 Application”). The patent interference identified claims 1-9 in the ’865 Patent as interfering with claims 38, 43 and 46-50 of the ’636 Application. The ’865 Patent discloses methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims of the ’865 Patent are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ’636 Application were refused. In addition, claims 1-8 of the ’865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. The USPTO’s decision is not final and may be appealed. Although we are still analyzing what effect, if any, the cancellation of claims 1-8 of the ’865 Patent will have on the remainder of the ’865 patent family, we do not expect the interference proceedings to impact our intellectual property portfolio relating to Keyzilen® and AM-111.

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

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our intellectual property, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future may expect to be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future, we may also conduct joint research and development programs that may require us to share intellectual property under the terms of our research and development or similar agreements. Despite our efforts to protect our intellectual property, our competitors may discover our trade secrets or know how, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our intellectual property would impair our competitive position and have an adverse impact on our business.

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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Key management includes our executive officers Thomas Meyer, our founder, Chairman and Chief Executive Officer, Thomas Jung, Chief Development Officer, Andrea Braun-Scherhag, Head Regulatory & Quality Affairs and Hernan Levett, Chief Financial Officer.

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

Additionally, these factors may affect the liquidity of our common shares, which may hurt your ability to sell our common shares in the future. In addition, the stock market in general has recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. Broad market and industry factors may materially affect the market price of companies’ stock, including ours, regardless of actual operating performance.

Certain principal shareholders and members of our executive team and board of directors own a majority of our common shares and as a result will be able to exercise significant control over us, and your interests may conflict with the interests of such shareholders.

Certain principal shareholders and their affiliated entities as well as members of our executive team and board of directors own approximately 65% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the shares represented at our general meetings of shareholders may control any shareholder resolution requiring an absolute majority of the shares represented, including the election of members to the board of directors of our company, certain decisions relating to our capital structure, the approval of certain significant corporate transactions and certain amendments to our articles of association. To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Approximately 56% of our common shares outstanding are held by affiliates. If these shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities could be adversely affected. We have also entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of common shares held by certain of our shareholders, as well as to cooperate in certain public offerings of such common shares. We have also filed registration statements to register all common shares and other equity securities that we have issued under our prior equity incentive plans or may issue under our new omnibus equity compensation plan. These common shares may be freely sold in the public market upon issuance, subject to certain limitations applicable to affiliates. If a large number of our common shares are sold in the public market, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

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

We are a holding company with no material direct operations.

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

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the shareholders’ authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares. In certain circumstances, including those explicitly described in our articles of association, our board of directors may withdraw such pre-emptive rights. Shareholders who believe pre-emptive rights were improperly withdrawn may sue us for damages or may attempt to block the registration of the issuance of new shares in the commercial register which may delay or exclude the share issuance. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.

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

Although Swiss law also requires that we adopt a compensation committee, we follow home country requirements with respect to such committee. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. We follow Swiss law requirements with respect to disclosure of compensation for our directors and executive officers. Swiss law does not require that we disclose information regarding third party compensation of our directors or director nominees. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3).

Additionally, in accordance with Swiss law, we have opted not to implement a standalone nominating committee. To this extent, our practice varies from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. These criteria are tested on the last business day of our second fiscal quarter, each year. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” until 2019. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2015 and 2016 taxable years, and we expect to be a PFIC for our current year and for the foreseeable future.

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2016 taxable year, and we expect to be a PFIC for our current year and for the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

For additional information, see “Item 10. Material U.S. Federal Income Tax Considerations for U.S. Holders.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the Company

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidates are in Phase 3 clinical development. Keyzilen® (AM-101) is being developed for the treatment of acute inner ear tinnitus and has received fast track designation from the FDA. AM-111 is being developed for the treatment of acute inner ear hearing loss and has been granted orphan drug status by the FDA and the EMA and has been granted fast track designation by the FDA. AM-125 is being developed for the treatment of vestibular disorders. In addition, we are pursuing early stage projects for the treatment of tinnitus and rhinology.

We believe we are currently the clinically most advanced company working on inner ear therapeutics. We believe that Keyzilen® and AM-111 are the only drug candidates that have demonstrated positive efficacy in randomized placebo-controlled proof of concept clinical trials in acute inner ear tinnitus and acute inner ear hearing loss. Our products are protected through intellectual property rights and, in addition, orphan drug status has been granted to AM-111.

Our product candidates Keyzilen® and AM-111 are injected under local anesthesia into the middle ear by a technique called intratympanic injection. Once injected into the middle ear, the active substance, which is formulated in a biocompatible gel, diffuses into the inner ear. The procedure is short, safe, has a long history of use and allows for highly targeted drug delivery with minimal systemic exposure. It is performed by an ear, nose and throat, or ENT, specialist on an outpatient basis over one or more visits.

Our product candidate AM-125 is administered with a metered spray into the nose. Intranasal application allows for the active substance to reach the blood stream rapidly while avoiding the substantial “first-pass” metabolism associated with the current standard oral intake of betahistine.

Keyzilen® is targeting acute inner ear tinnitus. Tinnitus, frequently perceived as a ringing in the ears, is the perception of sound when no external sound is present. Similar to pain, it is an unwanted, unpleasant and thus distressing sensation. Tinnitus may result in further symptoms such as inability to concentrate, irritability, anxiety, insomnia, and clinical depression. In many cases, tinnitus significantly impairs quality of life and affects normal day-to-day activities.

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

Possible causes of acute inner ear tinnitus include traumatic insult such as exposure to excessive noise, or middle ear infection (otitis media, or OM). We have conducted Phase 2 trials in this specific tinnitus population with Keyzilen®, which demonstrated a favorable safety profile. Furthermore, in our Phase 2 clinical trials, Keyzilen® showed a dose dependent, persistent and clinically relevant improvement, as compared to the placebo, in subjective tinnitus loudness as well as other patient reported outcomes, such as tinnitus annoyance, tinnitus severity, sleep difficulties and general tinnitus impact. In August 2016, we announced that the trial Efficacy and Safety of Keyzilen® (AM-101) in the Treatment of Acute Peripheral Tinnitus 2, or TACTT2, the first of two pivotal Phase 3 clinical trials with Keyzilen®, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the Tinnitus Functional Index, TFI, compared to placebo. However, the TACTT2 trial data showed treatment effects on TFI in favor of Keyzilen® for certain subgroups and support the positive safety profile established in the Phase 2 trials. Following analysis of TACTT2 data, we have amended the protocol of Efficacy and Safety of Keyzilen® (AM-101) in the Treatment of Acute Peripheral Tinnitus 3, or TACTT3, the second Phase 3 clinical trial with Keyzilen®. Under the amended protocol, the trial size will be increased, certain patient subgroups will be included in confirmatory testing and the TFI will be elevated from a key secondary endpoint to an alternate primary efficacy endpoint. We expect to have top-line results from the expanded TACTT3 trial in early 2018. In the two open label follow-on trials, AMPACT1 and AMPACT2, the last subjects completed the trial in September and December 2016, respectively. We expect that the topline data from AMPACT1 and AMPACT2 will become available in the second quarter of 2017. See “Item 4. Information on the Company – Business Overview – Keyzilen® Phase 3 Clinical Program.”

We are also developing AM-111 for acute inner ear hearing loss. In our Phase 2 clinical trial, AM-111 showed a favorable safety profile. Furthermore, in patients with severe to profound ASNHL, we observed a clinically relevant improvement in hearing threshold, speech discrimination and a higher rate of complete tinnitus remission compared with placebo. We are conducting two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, or ISSNHL, titled HEALOS and ASSENT. HEALOS is enrolling 255 patients in Europe and Asia and ASSENT is enrolling 300 patients in the United States, Canada and South Korea. As of September 2016, HEALOS had recruited 50% of patients, and we expect to have top-line data from HEALOS in the third quarter of 2017. ASSENT started enrollment in June 2016, and we expect to have top-line data from the trial in the second half of 2018. We believe that, if approved, AM-111 could become the first approved pharmaceutical treatment for ASNHL. AM-111 received orphan drug designation for the treatment of ASNHL from both the FDA and the EMA.

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

On June 1, 2016, we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co., or Cantor, pursuant to which we may offer and sell, from time to time, common shares with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to $35 million through Cantor. Any common shares offered and sold will be issued pursuant to our shelf registration statement on Form F-3 as supplemented by a prospectus supplement, dated June 1, 2016. In the year ended December 31, 2016, we did not offer or sell any common shares under the Controlled Equity Offering Sales Agreement.

On July 19, 2016, we entered into a Loan and Security Agreement with Hercules for a secured term loan facility of up to $20.0 million. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. In connection with the loan facility, we issued Hercules a warrant to purchase up to 241,117 of our common shares at an exercise price of $3.94 per share. As of December 31, 2016, the warrant was exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The loan is secured by a pledge of the shares of Auris Medical AG, our principal operating subsidiary, all intercompany receivables owed to us by our Swiss subsidiaries and a security assignment of our bank accounts.

On February 2, 2017, we entered into an asset purchase agreement with Otifex Therapeutics Pty. Ltd, or Otifex, an Australian company, pursuant to which we agreed to purchase and Otifex has agreed to sell us certain preclinical and clinical assets related to a formulation for the intranasal application of Betahistine, which we refer to as AM-125. See “Item 4. Information on the Company – Business Overview – AM-125 in Vestibular Disorders.”

On February 21, 2017, we completed a public offering of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to the Company from the Offering were approximately $9.1 million, after deducting underwriting discounts and other estimated offering expenses payable by us. The Underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the Underwriter partially exercised its 30-day option to purchase additional common shares and/or warrants in the amount of 1,350,000 warrants.

B.	Business overview

Strengths

We believe we are a leader in the development of novel therapeutic products for inner ear disorders due to several factors.

•	First mover advantage. With two product candidates in late stage clinical development, we believe we are currently the clinically most advanced company working on inner ear therapeutics. We believe that Keyzilen® and AM-111 are the only drug candidates that have demonstrated positive efficacy in randomized placebo-controlled proof of concept clinical trials in acute inner ear tinnitus and acute inner ear hearing loss. As a result, we believe that, if approved, we will be the first to market with FDA or EMA-approved products for these indications.

•	Barriers to entry. Our product candidates are protected not only through intellectual property rights but also potentially by the orphan drug status granted to AM-111 as well as by the know-how across several disciplines that is required to formulate and reliably deliver drugs to the inner ear. Our proprietary gel formulation, its manufacturing and its application are part of our intellectual property, know-how and competitive advantage. In addition, we believe that our intellectual property broadly directed to polymer-based formulations for the treatment of middle or inner ear disorders will serve as barriers to entry beyond our current product candidates.

•	Efficient commercialization. Given that the market for our therapeutic product candidates can be efficiently accessed through a limited number of specialist ENT physicians and specialist neurotologists, we intend to build our own sales force in order to commercialize our tinnitus and rhinology product candidates, if approved, in the United States and key European markets.

•	Experienced management. Having been focused on developing therapeutic products for inner ear indications for over a decade, we believe that our senior management provides us with significant capabilities. Our Chief Executive Officer and founder, Thomas Meyer, has played several pivotal roles in our development and evolution. Prior to Auris Medical, he was the CEO of Disetronic, a fast growing Swiss diabetes care company sold to Roche in 2003. Other key members of our management team bring significant experience in clinical, product development and regulatory affairs in biopharmaceutical companies.

Strategy

Our goal is to become the leading biopharmaceutical company focused on developing and commercializing novel therapeutics to treat inner ear and related disorders. The key elements of our strategy to achieve this goal are:

•	Target inner ear disorders that have a defined pathophysiology and that are amenable to treatment. We are focusing on inner ear disorders for which the pathophysiology is defined, can be effectively targeted and where affected patients seek medical attention proactively.

•	Use drug delivery techniques and proprietary drug formulations for effective, safe and rapid local administration. We are developing treatments for inner ear disorders based on intratympanic injections into the middle ear. This short outpatient procedure allows us to deliver therapeutic concentrations of drug in a highly targeted fashion with only minimal systemic exposure. We are using proprietary, fully biocompatible and biodegradable gel formulations for optimum middle ear tolerance and effective diffusion of active substances into the inner ear. We are also developing spray formulations for intranasal delivery of drugs that can reach the inner ear through the bloodstream more effectively than oral administration.

•	Bring Keyzilen® (AM-101), AM-111 and AM-125 to market. We plan to focus most of our resources on the development and commercialization of our two lead product candidates: Keyzilen® and AM-111, which are in Phase 3 clinical development. In addition, we are developing AM-125 for the treatment of vestibular disorders and we are working on several early stage projects.

•	Build an efficient commercial infrastructure to maximize the value of our product candidates. We intend to build commercial operations in select markets. In those markets, we expect our commercial operations to include specialty sales forces targeting ENTs and specialists in neurotology both in hospitals and in private practice. In other markets, we expect to seek partnerships that would maximize our products’ commercial potential.

•	Expand our pipeline through internal development, academic collaborations, in-licensing and acquisitions. Through our work with academic research partners on the pathophysiology of tinnitus and hearing loss and clinical development we have gained novel insights that will help us both to create new pipeline products that act by way of novel mechanisms as well as to expand the therapeutic focus for our existing product candidates beyond their current indications. We plan to further maximize our commercial potential through product life cycle management, and with licensing or acquisition of compounds that could augment our product offering in ENT disorders.

The Inner Ear

We have focused our drug discovery and development efforts on targeting the inner ear, which is comprised of the cochlea, the organ of hearing, and the vestibular system, the organ of balance. The snail-shaped cochlea is the sensory organ at the periphery of the auditory system, which transmits sound along the auditory pathway up to the brain for hearing. Acute insults to the cochlea from a variety of sources – for example, loud noise, infection or insufficient blood supply – may lead to excessive levels of glutamate, the principal neurotransmitter in the cochlea as well as other pathological processes. This in turn may damage cochlear hair cells, which tune and amplify sound inside the cochlea or convert mechanical movement into neural signals, as well as cochlear neurons. Such damage may result in the symptoms of inner ear hearing loss and/or inner ear tinnitus that can be transitory as natural repair mechanisms set in or that become permanent when hair cells or neurons die or are permanently injured.

___________________

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

Because the cochlea is located deep inside the head and because it is separated from the middle ear by a combination of bone and membranes, the interior of the cochlea is a challenging location for drug delivery. We have chosen to deliver certain of our products via intratympanic injection across the ear drum (also known as the tympanic membrane) into the middle ear cavity. By formulating our products with biocompatible gels, we facilitate the diffusion of active substances across the round window membrane into the cochlea at clinically meaningful concentrations.

The vestibular system communicates with the cochlea and consists of three semicircular canals and the vestibule. It is responsible for the sensations of balance and motion. The vestibular system uses the same kinds of fluids and detection cells (hair cells) as the cochlea and sends information to the brain regarding the altitude, rotation, and linear motion of the head. The vestibular system works with the visual system to keep objects in view when the head is moved. Joint and muscle receptors are also important in maintaining balance. The brain receives, interprets, and processes the information from all these systems to create the sensation of balance.

When vestibular input from each ear is equal, the system is in balance, and there is no sense of movement. When inputs are unequal, the brain interprets this as movement. As a result, compensatory eye movements and postural adjustments occur to maintain balance. However, when some pathology (e.g., inflammation or trauma) disrupts signaling unilaterally, the result is an imbalance in vestibular input that can lead to vertigo.

Market

Inner ear disorders, including hearing loss, tinnitus, Ménière’s Disease and balance disorders, are common and often inter-related conditions. Chronic inner ear disorders such as tinnitus and hearing loss are highly prevalent. According to the National Institute on Deafness and Other Communication Disorders, or NIDCD, approximately 10% of the U.S. adult population, or about 25 million Americans, have experienced tinnitus lasting at least five minutes in the past year. Additionally, according to a 2016 publication by Bhatt et al. in the journal JAMA Otolaryngology - Head and Neck Surgery, 21.4 million (9.6%) US adults experienced tinnitus in the past 12 months.

The NIDCD also reports that 37.5 million Americans, or 15% of the adult U.S. population, report having some trouble hearing. Epidemiological studies reveal comparable prevalence rates for Europe. Additionally, according to a 2016 publication by Hoffman et al. in the journal JAMA Otolaryngology - Head and Neck Surgery, the annual prevalence of speech-frequency hearing loss among adults aged 20 to 69 years was 14.1% (27.7 million) in the 2011–2012 period. Furthermore, according to the NIDCD, more than four out of 10 Americans, at some point in their lives, experience an episode of dizziness significant enough to see a doctor. Approximately 615,000 individuals in the United States are currently diagnosed with Ménière’s disease and 45,500 cases are newly diagnosed each year.

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

We are addressing each of these issues with our approach to developing therapeutics targeting the inner ear. Using intratympanic injection to deliver our product candidates to the inner ear reduces systemic exposure. We target specific types of tinnitus and hearing loss that are addressable with drug-based therapies. We have worked with regulatory agencies to develop an acceptable clinical trial paradigm assessing subjective endpoints culminating, for example, in our SPA for the TACTT2 trial.

Our Localized Delivery Solution for the Inner Ear for the Treatment of Tinnitus and Hearing Loss

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

Both Keyzilen® and AM-111 are formulated in a viscous gel of sodium hyaluronate that is biocompatible, biodegradable, and isotonic (that is, having the same salt concentration and therefore not causing any pressure build up on either side of the RWM). The gel has a neutral pH which helps minimize potential irritation to the ear. We selected its viscosity in a way that the free movement of the ossicular chain, which transfers the vibrations of the eardrum to the inner ear, is not impacted. The presence of highly viscous gels in the middle ear may cause transient conductive hearing loss.

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

Our Product Candidates

The following table summarizes our product development pipeline(1):

___________________

(1)	Dates of key milestones are indicative and subject to change.

Keyzilen® in Tinnitus

Our most advanced clinical program is Keyzilen®, Esketamine gel for injection, which is in Phase 3 clinical trials in acute inner ear tinnitus. Esketamine is a potent, small molecule non-competitive NMDA receptor antagonist. Keyzilen® is formulated in a biocompatible gel and delivered via intratympanic injection. It has demonstrated a favorable safety profile and positive effect on patient reported outcomes associated with tinnitus in two Phase 2 clinical trials. Based on our SPA agreement with the FDA and scientific advice from the EMA, we have initiated two pivotal clinical trials with highly similar design, one in North America (TACTT2) and one in Europe, which we refer to as TACTT3. Keyzilen® has the potential to be the first drug to gain approval for treating acute inner ear tinnitus.

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

Our Solution – Keyzilen® (AM-101)

Therapeutic rationale for Keyzilen® in tinnitus

The active pharmaceutical ingredient of Keyzilen® is Esketamine hydrochloride, a well-known small molecule non-competitive NMDA receptor antagonist. As described above, acoustic trauma and other insults to the inner ear have been shown in animal studies to activate cochlear NMDA receptors. The antagonist effect of Esketamine towards the NMDA receptor aims to suppress the aberrant activity of the auditory nerve and thus diminish tinnitus.

The NMDA receptor was first validated as a target for the treatment of tinnitus using an animal behavioral model of tinnitus triggered by salicylate, the active substance of aspirin. Salicylate is known to trigger temporary tinnitus when administered in high doses. The animal model demonstrated that local administration of different NMDA antagonists to the inner ear allowed for suppression of salicylate induced tinnitus. Together with INSERM, we developed a much more clinically relevant model of tinnitus induced by acute acoustic trauma, or AAT. Unlike salicylate-induced tinnitus, AAT triggers glutamate excitotoxicity and may lead to irreversible damage to sensory cells. It does not result in tinnitus in all cases, but where it sets in, it may be permanent. In our pre-clinical trials, we demonstrated that Keyzilen®was able to suppress this type of tinnitus. Further pre-clinical work demonstrated that tinnitus could be suppressed even when drug was administered after the onset of tinnitus.

Toxicology and tolerability studies confirmed that Keyzilen® had no impact on hearing, even at much higher doses than those needed for suppressing tinnitus. Animal biodistribution studies showed rapid diffusion of the active substance into the cochlea. Concentrations decreased over several days due to clearance.

Ketamine has been used clinically for decades as an anesthetic and analgesic. Esketamine is the S-enantiomer of Ketamine and was introduced in a small number of markets outside the United States as a more potent NMDA receptor antagonist with more favorable side effects than racemic Ketamine. The development of Keyzilen® has benefitted from the long-standing clinical use of Ketamine and Esketamine as well as the wealth of published pharmacology, pharmacokinetic and safety data. We are using Esketamine in doses that result in systemic exposure several orders of magnitude lower than those seen when Esketamine is used as an anesthetic at clinically safe doses.

Tinnitus endpoints

Given the lack of existing tinnitus treatments, there have been no fully validated or universally accepted outcome measures for clinical trials. There are two fundamental types of efficacy outcome variables. Patient reported outcomes, or PROs, such as the visual or numerical rating of tinnitus loudness or tinnitus questionnaires provide direct subjective measures of tinnitus and its impact on sleep, relaxation, communication, emotions, social interactions and other factors. For example, patients are asked a single question to rate the loudness of their tinnitus “right now” on a scale from 0 (“no tinnitus heard”) to 100 (“tinnitus extremely loud”). Among several tinnitus questionnaires, the 25 item TFI is one of the most recent. It was developed and validated broadly in line with the PRO guidelines of the FDA and was introduced in 2011 by Meikle et al. following extensive validation work, as described in the journal Ear & Hearing. Alternatively, measures commonly referred to as psychoacoustic may be performed by an audiologist, which is why they are considered “semi-objective.” They seek to determine how loud a masking sound has to be to cover the tinnitus (minimum masking level, or MML) or how loud the tinnitus is compared to reference sound (equal loudness match).

In our Phase 2 clinical trials, PROs showed good responsiveness and consistent results, whereas psychoacoustic measures proved highly variable and unreliable. Therefore, following discussions with the FDA and EMA, it was agreed that our Phase 3 clinical program for Keyzilen® would be based on PROs with the improvement of subjective tinnitus loudness being defined as the primary efficacy endpoint. As part of the SPA with the FDA, it was agreed that improvement as measured by the TFI questionnaire will serve as a co-primary efficacy endpoint in our TACTT2 trial.

Keyzilen®Clinical Development

Phase 1/2

We conducted the first clinical evaluation of Keyzilen® in a Phase 1/2 double blind, randomized, placebo-controlled trial that included dose escalation from 0.03 to 0.81 mg/mL. The trial enrolled 24 patients suffering for up to three months from severe or disabling permanent inner ear tinnitus caused by AAT or sudden deafness and after unsuccessful steroid treatment. The primary objective of the trial was to evaluate the safety of intratympanically delivered Keyzilen®. This first clinical trial showed that single doses of intratympanically administered Keyzilen® were well tolerated up to the highest tested dose of 0.81 mg/mL. Only small traces of Esketamine and its primary metabolite were detected in blood samples within the first hours following treatment administration.

Phase 2

Following successful completion of our Phase 1/2 trial, we conducted two multi-center Phase 2 trials, one in Europe (Treatment of Acute Inner Ear Tinnitus 0 or TACTT0) and the other in Europe and the United States (which we refer to as TACTT1).

TACTT0

TACTT0 was conducted at 28 European sites between March 2009 and May 2011. This trial was a double-blind, randomized, placebo controlled, multiple dose, parallel group, Phase 2 clinical trial. It enrolled patients with persistent inner ear tinnitus as a result of AAT, OM, or idiopathic inner ear hearing loss, or ISSNHL, occurring not more than three months prior, and with a MML of at least 5 dB. Trial participants received three intratympanic administrations of Keyzilen® at dose levels of either 0.27 mg/mL or 0.81 mg/mL or placebo over three consecutive days. A total of 248 patients were randomized (approximately eighty per treatment group). The improvement in the MML was the primary efficacy endpoint. The improvement in subjective tinnitus loudness and in tinnitus annoyance were co-primary efficacy endpoints.

In this trial, Keyzilen® further demonstrated a favorable safety profile. Keyzilen® was well tolerated and had no negative impact on hearing. Adverse events were mostly local and related primarily to anticipated temporary changes in tinnitus loudness and muffled hearing following the intratympanic injection procedure. These effects usually resolved with closure of the ear drum. In 93% of cases, the ear drum was fully closed five days after the last injection. Seven patients experienced a total of nine nonfatal serious adverse events, of which four occurred in the placebo group. All serious adverse events were considered either not related or unlikely related to treatment. In the placebo group, one patient died because of cardiomyopathy, which was considered unrelated.

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

The further efficacy analysis focused on the subgroup of patients with tinnitus caused by AAT or OM (n=118), that is, patients with well-established cochlear origin of tinnitus. It also focused primarily on unilateral tinnitus patients (n=84) since they allowed for a direct measure of a treatment effect, free from any interference arising from the other, untreated ear in bilateral tinnitus. For this AAT-and OM-subgroup, the trial demonstrated a dose-dependent and persistent improvement in PROs. Patients in this subgroup who received Keyzilen® at a dose level of 0.81 mg/mL showed a statistically significant improvement 90 days post-treatment in subjective tinnitus loudness and tinnitus annoyance as well as in tinnitus-related sleep difficulties and overall tinnitus impact compared with placebo. The improvement was dose dependent and statistically significant across all PROs in the analysis of covariance, or ANCOVA, statistical test. The ANCOVA model is commonly used in statistics for testing for differences between multiple treatment groups, and takes into account the baseline value of the respective test variable (covariate). Similar, but less pronounced outcomes were observed when also bilateral tinnitus cases were included; the improvement in tinnitus loudness, sleep difficulties and overall tinnitus impact in the enlarged subgroup was still statistically significant.

Improvement in tinnitus PROs

Keyzilen®
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

The improvement in PROs was gradual over the 90 day observation period. At Day 90 the mean improvement in tinnitus loudness was 48% in the Keyzilen® 0.81 mg/mL group compared to 9% in the placebo group.

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

Patients received single (Cohort 1) or multiple (Cohort 2: three injections over two weeks) doses of Keyzilen® at a dose level of 0.81 mg/mL or placebo. Each cohort had its own placebo group, and the placebo groups were pooled for certain statistical analyses describes below. Unlike TACTT0, this trial allowed bilateral treatment where tinnitus was present in both ears. The outcome measures in TACTT1 reflected insights gained from TACTT0. Specifically, subjective tinnitus loudness was selected as the primary efficacy measure, while the highly variable MML was monitored as a secondary read out.

TACTT1 demonstrated the safety and tolerability outcomes observed in the preceding trials. Again, there were no systemic side effects. One non-fatal serious adverse event was observed in the active treatment group; it was considered unrelated to the treatment. It further demonstrated the gradual improvement in PROs in Keyzilen® treated groups that had already been observed in TACTT0. The ANCOVA model in the primary efficacy analysis showed no statistically significant trend for improvement in subjective tinnitus loudness related to the number of injections (single dose Keyzilen®, triple dose Keyzilen® and placebo pooled; p=0.084).

When comparing the improvement in tinnitus loudness in patients with unilateral tinnitus following traumatic injury to the cochlea or OM, treatment effects in TACTT1 were smaller than in TACTT0. The effect size was 0.83 where Keyzilen® had been administered three times over three consecutive days in TACTT0, 0.47 for three injections in weekly intervals (TACTT1) and 0.39 with single dose administration (TACTT1). The effect size is a commonly used standardized measure of the magnitude of observed effect to compare outcomes across different trials. Effect sizes between 0.5 and 0.8 are considered moderate, and above 0.8 as large. The observed differences in effect sizes suggest that repeated and concentrated application of Keyzilen® and hence concentrated inhibition of cochlear NMDA receptors provides superior treatment benefits. Over the two Phase 2 clinical trials, Keyzilen® 0.81 mg/mL showed a statistically significant improvement in the AAT and OM group of patients when compared against placebo (p=0.002).

Effect size of tinnitus loudness improvement in TACTT0 and TACTT1

Effect size of tinnitus loudness improvement from baseline to 90 days after last treatment administration for three different dose regimens – three doses over three consecutive days, three doses over two weeks, single dose – and pooled together in patients with unilateral tinnitus following AAT or OM (n=118) in the TACTT0 and TACTT1 trials. Effect size is calculated as mean difference in tinnitus loudness improvement between patients treated with Keyzilen®0.81 mg/mL and patients treated with placebo, standardized by the standard deviation. Whiskers: 95% confidence interval.

As in the TACTT0 trial, psychoacoustic measures such as MML were marked by high variability, confirming their limited suitability and reliability as efficacy outcome measure.

Keyzilen®Phase 3 Clinical Program

We have initiated two pivotal trials with Keyzilen® with highly similar designs, one in North America (TACTT2) and one in Europe (TACTT3). TACTT2 enrolled approximately 330 patients, while TACTT3 Stratum A (Europe) has enrolled approximately 300 patients, both during the acute stage. Trial participants receive three injections of Keyzilen® 0.87 mg/mL or placebo over three to five days and are followed for 84 days.

In addition, TACTT3 Stratum B is exploring the potential efficacy of Keyzilen® during the post-acute stage (tinnitus onset between three and 12 months) since data from our Phase 2 clinical program suggested that Keyzilen® might be effective beyond the three month acute stage. An Independent Data Review Committee conducted an interim analysis after enrollment of 150 patients. The interim analysis showed positive efficacy signals, with higher activity levels observed in the early post-acute stage (three to six months) compared to the late post-acute stage (six to 12 months). Based on recommendations from the Independent Data Review Committee, TACTT3 Stratum B continued solely with enrollment of patients with tinnitus onset three to six months prior. In total, approximately 330 patients will be enrolled in TACTT3 Stratum B pre- and post-interim analysis.

Two further trials, AMPACT1 and AMPACT2 (Keyzilen® in the Post-Acute Treatment of Peripheral Tinnitus) are nine-month open label extension trials conducted at the same sites as for TACTT2 and TACTT3. These extension trials will be open to participants who complete the TACTT2 or the TACTT3 trial and will evaluate the safety and local tolerance of up to three treatment cycles, each with three repeated doses of Keyzilen® 0.87 mg/mL. In AMPACT1 and AMPACT2, the last subjects completed the trial in September and December 2016, respectively. We expect topline data from AMPACT1 and AMPACT2 in the second quarter of 2017.

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

On August 18, 2016, we announced that the Phase 3 TACTT2 clinical trial with our lead product candidate, Keyzilen® (AM-101), did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. TACTT2 was designed as a randomized, double-blind, placebo-controlled trial in acute inner ear tinnitus following traumatic cochlear injury or otitis media. The trial was conducted primarily in North America and randomized 343 patients to receive either Keyzilen® 0.87 mg/mL or placebo in a 3:2 ratio. The co-primary endpoints were the change in subjective tinnitus loudness, measured by the TLQ and the change in tinnitus burden from baseline to Day 84, measured by the TFI.

Treatment with Keyzilen® did not demonstrate a statistically significant difference in tinnitus improvement as compared to placebo for either co-primary efficacy endpoint. In TACTT2, baseline values for TLQ and TFI were 6.44 and 52.4 points in the Keyzilen® group, and 6.47 and 50.2 points in the placebo group. Treatment with Keyzilen® resulted in a reduction in tinnitus loudness of 0.63 points, compared to a reduction of 0.80 points for placebo (p-value of 0.321). With respect to tinnitus burden, treatment with Keyzilen® resulted in a 9.67 point reduction, as measured by the TFI, compared to a reduction of 10.63 points for placebo (p-value of 0.565). A reduction of 13 points as measured by the TFI was defined as clinically meaningful by the developers of the TFI. By convention, a p-value that is less than 0.05 is considered statistically significant.

Keyzilen® was well tolerated with no drug-related serious adverse events. The trial’s primary safety endpoint, incidence of clinically meaningful hearing deterioration, was low with no statistically significant difference from the placebo group (p-value of 0.82), supporting the safety profile of Keyzilen®.

While we are continuing to analyze the TACTT2 results, we believe we have identified two principal sources for the outcome: (i) the high frequency of tinnitus loudness ratings over an extended period of time and (ii) an unexpectedly high level of variability in outcomes among study sites. We believe the daily capture of TLQ data may have caused a number of patients to excessively focus on their tinnitus symptoms. With respect to variability, our analysis subsequent to the unblinding of the trial data has shown positive outcomes at numerous sites, including many of the high enrolling study centers, but inconclusive or contradictory outcomes at other sites.

However, the TACTT2 trial data show treatment effects on TFI in favor of Keyzilen® for specific subgroups. In the pre-specified subgroup of patients suffering from tinnitus following otitis media, treatment with Keyzilen® resulted in a reduction of 14.76 points in the TFI from baseline, as compared to 6.19 points for placebo (p-value of 0.048). In active-treated patients who suffered at baseline from severe or extreme tinnitus (a subgroup independent of tinnitus etiology that was not pre-specified), as determined by the Patient Global Impression of Severity, a 15.53 point reduction was observed, as compared to 11.48 points for placebo (p-value of 0.238).

Based on insights from our continuing analysis of the TACTT2 trial, we submitted a protocol amendment to regulatory agencies in Europe for TACTT3, the ongoing second Phase 3 clinical trial with Keyzilen®. In the amended trial protocol, the change in TFI score has been elevated from a key secondary endpoint to an alternate primary efficacy endpoint such that both the TLQ and the TFI will be alternate primary efficacy endpoints. In order to corroborate the TACTT2 results showing clinically meaningful treatment effects based on the TFI for patients with otitis media-related tinnitus and those with severe to extreme tinnitus at baseline, these two subgroups will be included in confirmatory statistical testing in TACTT3 along with the overall study. Type I error (false positive) control will be provided across the three populations (overall study population, otitis media-related tinnitus and severe to extreme tinnitus) by application of the Hochberg procedure. The Hochberg procedure, a method applied to statistical testing to control for multiplicity, avoids the need for pre-specification of a hierarchy among the three populations for analysis, providing more flexibility than with other methods and allowing the possibility of achieving success in a subpopulation. Additionally, the trial size will be increased by 60 patients in each of Stratum A (acute tinnitus stage) and Stratum B (post-acute tinnitus stage) to enhance statistical sensitivity to the effects of treatment.

As of December 31, 2016, TACTT3 has enrolled more than 300 patients in Stratum A and approximately 330 patients in Stratum B. As in TACTT2, TLQ is determined based on averaged daily ratings around study visits; however, fewer additional data will be captured from the newly enrolled patients in between study visits in order to lighten their burden. Top-line results from the expanded TACTT3 trial are expected in early 2018.

In early December 2016, we had two meetings with the U.S. Food and Drug Administration, or FDA, relating to the Keyzilen® program. Through a Type C Meeting, the FDA confirmed that, as per standard practice, two positive confirmatory trials would be required to submit a New Drug Application, or NDA. The FDA did not provide feedback on the TACTT3 protocol amendment because the trial is being conducted in Europe and is not under the Investigational New Drug, or IND Application. Data from trials that were not filed under the IND may be used for an NDA, provided they meet requisite legal and regulatory requirements such as adherence to Good Clinical Practice, or GCP, regulations. In a separate meeting with the FDA, alignment was achieved on key items of the Keyzilen® Chemistry, Manufacturing, and Controls section for a future NDA.

Even if the protocol amendment for TACTT3 is approved by the applicable regulatory agencies, we cannot assure you that the TACTT3 clinical trial will be successful. Additionally, we cannot be certain that Keyzilen® will be approved, even if it the TACTT3 clinical trial is considered successful.

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

AM-111 contains a synthetic D-form peptide (Brimapitide or D-JNKI-1) that protects sensorineural structures in the inner ear from stress-induced damage. AM-111 has been granted orphan drug status by both EMA and FDA and has been granted fast track designation by the FDA for the treatment of ASNHL.

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

Our Solution – AM-111

We are developing AM-111 as a treatment for acute inner ear hearing loss. AM-111 contains a synthetic D-form peptide (D-JNKI-1) that acts as a c-Jun N-terminal Kinase (JNK) ligand, thereby protecting sensorineural structures in the inner ear from stress-induced damage. We are developing D-JNKI-1 under a worldwide exclusive license for the treatment of ear disorders from Xigen S.A. (Switzerland). Like Keyzilen®, AM-111 is delivered in a biocompatible gel formulation via intratympanic injection. We have established the safety and preliminary efficacy of AM-111 in a Phase 2 clinical trial. We are preparing for the late stage clinical development of AM-111 in acute inner ear hearing loss. The acute stage of hearing loss represents a window in time in which the inner ear can be protected from permanent hearing loss. AM-111 received orphan drug designation by both EMA and FDA in 2005 and 2006, respectively.

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

AM-111 Clinical Development

We have successfully completed two clinical trials of AM-111 that demonstrated its favorable safety profile and efficacy in treating ASNHL. We have benefited several times from engaging in a protocol assistance procedure with the EMA, most recently for the design of the Phase 3 clinical development. We are conducting two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, titled HEALOS and ASSENT. HEALOS is enrolling patients in Europe and Asia and ASSENT has commenced enrollment in the U.S., Canada and South Korea.

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

Late Stage Clinical Program

Based on Phase 2 clinical trial outcomes, we prepared and initiated a late stage clinical program pursuant to which we are conducting confirmatory testing of AM-111 0.4 mg/mL as well as exploring potential incremental therapeutic benefits from a higher concentration (0.8 mg/mL) in ISSNHL patients. Since a “bell shaped” dose response curve was observed in animal studies, a concentration between 0.4 and 2.0 mg/mL may be even more effective than the low dose.

We have enrolled more than 50% of patients in a pivotal Phase 3 trial called HEALOS (Efficacy and Safety of AM-111 in the treatment of Acute Inner Ear Hearing Loss) in European and Asian countries which aims at enrolling approximately 255 patients. A single dose of either 0.4 mg/mL or 0.8 mg/mL of AM-111 is compared to placebo in patients suffering from acute severe to profound hearing loss with ISSNHL as the onset factor and an enrollment time window that has been set at 48 to 72 hours. The primary efficacy endpoint is the improvement of pure tone hearing thresholds from baseline to Day 28.

In parallel, we are enrolling up to 300 patients in ASSENT (Efficacy and Safety of AM-111 as Acute Sudden Sensorineural Hearing Loss Treatment) in the US, Canada and South Korea. A single dose of either 0.4 mg/mL or 0.8 mg/mL of AM-111 is compared to placebo in patients suffering from acute severe to profound hearing loss with ISSNHL as the onset factor and an enrollment time window of 72 hours. The primary efficacy endpoint is the improvement of pure tone hearing thresholds from baseline to Day 91. In contrast to HEALOS, where patients with insufficient hearing recovery have the option of receiving a course of oral corticosteroids as reserve therapy, all patients in ASSENT may receive oral corticosteroids as a background therapy. An interim analysis will be conducted after 150 patients have completed the trial.

AM-125 in Vestibular Disorders

Vestibular Disorders and Ménière’s Disease

Balance disorders are medical conditions that evoke the sensation of unsteadiness, dizziness or vertigo. Patients suffering from balance disorders are often profoundly impacted in their daily activities. According to the NIDCD, more than four out of 10 Americans, at some point in their lives, experience an episode of dizziness significant enough to see a doctor. Balance problems can be caused by many different health conditions, medications or anything that affects certain areas of the brain or the inner ear labyrinth. Balance disorders originating from the inner ear labyrinth are benign paroxysmal positional vertigo, or BPPV, or positional vertigo, labyrinthitis, vestibular neuronitis and Ménière’s disease.

Ménière’s disease is a chronic condition characterized by severe episodic vertigo, tinnitus, and fluctuating hearing loss. Additional symptoms include a sensation of fullness in the ear, gait problems, postural instability, drop attacks and nausea. According to the NIDCD, more than 600,000 individuals in the United States are currently diagnosed with Ménière’s disease and 45,500 cases are newly diagnosed each year. The causes of Ménière’s disease are not well understood. A characteristic pathological finding in affected patients is a distension of inner ear structures, the so called endolymphatic hydrops. There exist a variety of drug products that are licensed or used off-label for the treatment of vestibular disorders and Ménière’s disease, including steroids, diuretics, anti-emetics or anti-nausea medications. In many countries outside the United States, oral betahistine is the standard of care and licensed for the treatment of Ménière’s disease and vestibular vertigo.

Our Solution - AM-125

On February 2, 2017, we entered into an asset purchase agreement with Otifex, pursuant to which we have agreed to purchase and Otifex has agreed to sell various assets related to betahistine dihydrochloride in a spray formulation, which we intend to develop for intranasal treatment of Ménière’s disease and vestibular vertigo under the name AM-125.

The assets include data from a randomized placebo controlled dose escalating Phase 1 clinical trial in 40 healthy volunteers. The trial demonstrated good tolerability of intranasal betahistine and a significantly higher betahistine concentrations in blood plasma than reported for oral betahistine administration. Betahistine is generally recognized as a safe drug and there exists a large body of data on the pharmacology, pharmacokinetics and toxicology of the compound. It is approved in more than 80 countries world-wide for the treatment of Ménière’s disease and vestibular vertigo, but not in the United States. In 1970, the Commissioner of FDA withdrew approval of the NDA after the discovery that the submission contained unsubstantiated information about some patients in the efficacy studies upon which approval was based.

We intend to discuss the regulatory requirements for AM-125 with the FDA and other health authorities to further define the development program before conducting the next clinical trial. We believe that, if approved, AM-125 could become the first betahistine product for the treatment of Ménière’s disease in the United States.

Competition

We believe that we are the clinically most advanced company in the emerging field of inner ear therapeutics and that our innovative technology, knowledge, experience and scientific resources provide us with competitive advantages. However, we may face competition from different sources with respect to our product candidates Keyzilen® (AM-101), AM-111 and AM-125 and our pipeline products or any product candidates that we may seek to develop or commercialize in the future. Because there are a variety of means to block the activity of NMDA receptors or the JNK pathway, our patents and other proprietary protections for Keyzilen® and AM-111 may not prevent development or commercialization of all viable product candidates that are different from our lead product candidates.

Any product candidates that we successfully develop and commercialize will compete with existing therapies, even if they are not licensed specifically for use in our target therapeutic indications or if they lack clear proof of efficacy.

There exist no FDA or EMA approved products for the treatment of acute inner ear tinnitus or acute inner ear hearing loss; however, some drug products such as pentoxifylline, gingko biloba, corticosteroids, betahistine, trimetazidine or piracetam are frequently prescribed off-label. Some of them are even licensed as tinnitus or hearing loss treatments in certain countries of the European Union. A variety of drug products that are licensed or used off-label for the treatment of vestibular disorders and Ménière’s disease exist, including steroids, diuretics, anti-emetics or anti-nausea medications. In many countries outside the United States, oral betahistine is the standard of care and licensed for the treatment of Ménière’s disease and vestibular vertigo.

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

Acute inner ear tinnitus

There are a number of products in pre-clinical research and clinical development by third parties to treat tinnitus in the broader sense. Most of them are aiming to provide symptomatic relief (without treating the underlying cause) and targeting chronic rather than acute tinnitus. Examples include Tinnitus Retraining Therapy (TRT) or tinnitus maskers as well as more recent approaches like transcranial magnetic stimulation, vagus nerve stimulation, or customized sound therapy. Based on publicly available information, we have further identified, among others, the following drug product candidates that are currently in clinical development:

•	Autifony Therapeutics Ltd. has a Kv3 potassium channel agonist product candidate (AUT00063) that is designed for oral administration. In 2014 Autifony initiated a Phase 2 study with AUT00063 in patients with post-acute tinnitus. Following an interim analysis, Autifony announced in October 2015 that it would halt enrollment in its Phase 2 trial due to a lack of efficacy.

•	Otonomy Inc. acquired an early stage NMDA receptor antagonist product candidate (NST-001, gacyclidine) from Neurosystec Inc. in October 2013 and, according to public information, is planning to develop it as OTO-311 for intratympanic injection. According to public information, Otonomy intends to develop a polymer-based formulation of gacyclidine for the treatment of tinnitus that will provide a full course of treatment from a single intratympanic injection. OTO-311 is currently being evaluated in a Phase 1 trial; initiation of a Phase 2 trial is planned but no launch date has been announced.

Based on publicly available information, OTO-311 will target a similar group of tinnitus patients. Its competitive strength will ultimately depend on the demonstration of clinical efficacy and safety and its comparison with Keyzilen®. Further, we intend to rely on our patent applications with broad disclosures to pursue claims relating to the use of polymers with NMDA antagonists in controlled-release topical compositions for the treatment of tinnitus. Further progress in the development of Keyzilen® and in particular market approval may attract increased interest in developing treatments for acute inner ear tinnitus and may lead to the arrival of new competitors.

Acute inner ear hearing loss

There are a number of product candidates in pre-clinical research and clinical development by third parties that aim to prevent or treat acute inner ear hearing loss. Based on publicly available information, we have identified, among others, the following product candidates:

•	AudioCure Pharma GmbH has a ß-carboline product candidate (AC-002) and other chemical entities derived from it in pre-clinical development that is designed for intratympanic treatment of noise induced hearing loss in a gel-based formulation.

•	Autifony Therapeutics Ltd. has a Kv3 potassium channel agonist product candidate (AUT00063) that is designed for oral administration. Autifony is expected to initiate a Phase 2 trial with AUT00063 in the treatment of speech-in-noise deficits in elderly patients.

•	GenVec, Inc. is developing CGF166, E1-, E3-, E4-deleted human adenovector serotype 5 (Ad5) backbone in collaboration with Novartis and has initiated a Phase 1/2 study for the treatment of hearing loss and vestibular dysfunction. The first patient was treated in October 2014.

•	Nordmark, a German company, is developing Ancrod, the biologically active substance from the venom of the Malayan Pit Viper (Calloselasma rhodostoma), for the treatment of sudden sensorineural hearing loss and has initiated a Phase 2 program.

•	Sound Pharmaceuticals, Inc. has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration, and that has been tested for the prevention and treatment of temporary inner ear hearing loss in a Phase 2 clinical trial.

•	Otologic Pharmaceutics, Inc. has a product candidate (HPN-07) designed for treatment of acute hearing loss by way of oral administration. A Phase 1 trial was to be initiated in 2014, but no further information is publicly available on its status.

•	Sensorion, a French company, is developing R-azasetron besylate for the treatment of sudden sensorineural hearing loss. Sensorion has received orphan drug designation by the EMA for sudden sensorineural hearing loss.

•	Southern Illinois University has an antioxidant product candidate (D-methionine) that is designed for oral administration in the prevention and treatment of noise induced hearing loss and currently being tested in a late stage study with the Department of Defense.

•	Strekin AG, a privately held Swiss company, has an agonist of the peroxisome proliferator (STR001) that it plans to develop for surgery induced haring loss. A Phase 2 trial was initiated in 2016.

In addition, Otonomy, Inc. announced the development of a product for age related treatment of hearing loss and Decibel Therapeutics, Inc. and Frequency, both U.S. companies, announced development programs for hearing loss that could potentially compete with AM-111.

We believe that AM-111 is the only product candidate administered after an incidence of hearing loss that so far has demonstrated in a randomized, placebo controlled clinical trial a clinically relevant and statistically significant improvement in patients with severe to profound ASNHL and to have a therapeutic effect on tinnitus as well. To our knowledge, we are also the only company to have obtained orphan drug designation for a product candidate in the treatment of ASNHL in the United States. To the extent that other drug developers demonstrate clinical efficacy for their product candidates in the prevention and treatment of permanent hearing loss from ASNHL, our competitive position may be weakened, and the market exclusivity under the orphan drug designation may be circumvented.

Vestibular Disorders

•	Otonomy is developing a polymer-based formulation for the steroid dexamethasone (OTO-104) for patients with Ménière’s disease and is conducting two Phase 3 trials in this indication.

•	Sensorion is developing SENS-111, a histamine H4 receptor antagonist, for the oral treatment of acute vertigo crises and recently initiated a Phase 2 trial to enroll patients with acute unilateral vestibulopathy.

•	Castle Creek Pharmaceuticals, LLC, a U.S. company, announced in December 2016 the in-licensing of Arlevert, a fixed-dose combination of cinnarizine, a calcium channel antagonist, and dimenhydrinate, an antihistamine, from Hennig Arzneimittel GmbH & Co. KG, a German company, and its intention to develop it as a treatment for vertigo for the U.S. market. Arlevert is approved and has been marketed for a long time in various countries outside the U.S.

The developments of Otonomy, Sensirion and Castle Creek have the potential to compete with AM-125. Likewise, AM-125, if approved, will compete with products that are licensed or used off-label for the treatment of vestibular disorders and Ménière’s disease, including steroids, diuretics, anti-emetics or anti-nausea medications as well as oral betahistine, the standard of care for treatment of Ménière’s disease and vestibular vertigo outside the United States. Although we expect that AM-125 will offer benefits over oral betahistine due to the ability to bypass the strong first-pass metabolism associated with oral intake and provide for a higher bioavailability and avoid gastric side effects, it may take time to change prescribing and usage patterns in favor of the newer product.

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

As of December 31, 2016, we own five issued U.S. patents and nine pending U.S. patent applications along with foreign counterparts of such patents and applications in various jurisdictions. We co-own four of our issued U.S. patents, and one of our pending patent applications with INSERM, along with their foreign counterparts, pursuant to the terms of our co-ownership and exploitation agreement. In addition, we co-own two of our pending applications with Xigen pursuant to the terms of our collaboration and license agreement.

In addition, as of December 31, 2016, we have exclusively licensed from Xigen twelve issued U.S. patents and three pending U.S. patent applications, along with their foreign counterparts in various jurisdictions that cover the composition of matter or method of use of JNK ligand peptides in a limited field including the intratympanic treatment of acute sensorineural hearing loss.

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

The patent portfolios for our two leading product candidates as well as other related filings as of December 31, 2016 are summarized below.

Keyzilen®

We are the owner or co-owner of patents and patent applications relating to Ketamine or its use in inner ear tinnitus. In particular, we have an agreement entitled “Co-Ownership/Exploitation Agreement” with INSERM with respect to its Ketamine patent portfolio. We have rights to four issued U.S. patents and one pending U.S. applications and corresponding patents and applications in other jurisdictions including Europe, Eurasia, Australia, Canada, Japan, Brazil, China, South Korea, Israel, India, Mexico, Philippines, Russia, South Africa and New Zealand, covering formulation and use of Ketamine. Our issued patents and pending patent applications relating to Keyzilen® are expected to expire between 2024 and 2028, prior to any patent term extensions to which we may be entitled under applicable laws.

AM-111

We are the exclusive licensee under our agreement with Xigen of a portfolio of patents and patent applications that relate, among other things, to JNK ligand peptides or their use in hearing loss. This portfolio includes twelve issued U.S. patents and three pending U.S. applications along with their foreign counterparts in various jurisdictions including, Europe, Australia, Brazil, Canada, Eurasia, South Korea, Israel, India, Mexico, Ukraine and Japan, that cover the composition of matter or method of use of the JNK ligand peptides. These licensed patents and patent applications relating to AM-111 are expected to expire between 2020 and 2027, prior to any patent term extensions to which we may be entitled under applicable laws. In addition, we co-own two patent families with Xigen related to use of JNK ligand peptides for the treatment of Ménière’s disease or tinnitus.

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

Additional Patents and Applications

In addition to the Keyzilen® and AM-111 patent portfolios, we own one issued and four U.S. patent applications directed to poloxamer-based compositions with actives including fluoroquinolone antibiotics, steroids, or gacyclidine. Although these applications are not directed to our Keyzilen® or AM-111 products, they can provide a competitive advantage in the relevant market.

On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving our issued U.S. patent No. 9,066,865 (the “’865 Patent”) and Otonomy’s U.S. patent application No. 13/848,636 (the “’636 Application”). The patent interference identified claims 1-9 in the ’865 Patent as interfering with claims 38, 43 and 46-50 of the ’636 Application. The ’865 Patent discloses methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims of the ’865 Patent are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ’636 Application were refused. In addition, claims 1-8 of the ’865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. The USPTO’s decision is not final and may be appealed. Although we are still analyzing what effect, if any, the cancellation of claims 1-8 of the ’865 Patent will have on the remainder of the ’865 patent family, we do not expect the interference proceedings to impact our intellectual property portfolio relating to Keyzilen® and AM-111. See “Item 3. Key Information—D. Risk factors—Risks Related to Intellectual Property.

We have acquired one United States patent from Otifex directed to intranasal application of betahistine for eustachian tube dysfunction and we have filed a patent application directed at the application of the formulation for vestibular disorders.

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

Janssen, a subsidiary of Johnson & Johnson, has been testing Esketamine in a spray formulation for intranasal treatment of treatment-resistant depression in several clinical trials to date, with a Phase 3 program starting in 2015. In November 2014, the FDA designated Esketamine a ‘breakthrough therapy’ for this indication. In the event that Janssen’s confirmatory trials are successful and the company receives marketing authorization prior to us receiving marketing authorization for Keyzilen®, we would lose the potential benefit of a five year market exclusivity period that we would otherwise expect to obtain.

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

We have obtained U.S. trademark registrations for Auris, Auris Medical, Auris Medical Cochlear Therapies (and Design) and Keyzilen®.

In addition, we rely upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We seek to protect our ownership of know-how and trade secrets through an active program of legal mechanism including assignments, confidentiality agreements, material transfer agreements, research collaborations and licenses.

Collaboration and License Agreements

INSERM

In 2006, we entered into a co-ownership/exploitation agreement with the Institut National de la Santé et de la Recherche Médicale, or INSERM, a publicly funded government science and technology agency in France. Pursuant to the terms of the agreement, we were granted the exclusive right to exploit any products derived from patents that resulted from our joint research program with INSERM that was conducted in 2003 to 2005 and led to the development of Keyzilen®. Pursuant to the terms of the co-ownership/exploitation agreement, we are given the exclusive right to exploit the patents issuing from the filed patent applications for all claimed applications, including the treatment of tinnitus, in order to develop, promote, manufacture, cause to be manufactured, use, sell and distribute any products, processes or services deriving from such patents, including Keyzilen®, in any country in which these patent applications have been filed during the term of the agreement. We alone are entitled to grant manufacturing or sales licenses for any patents to our subsidiaries and/or third parties. INSERM is entitled to use the inventions covered by the patents and applications for its own research purposes, free of charge, but may not generate any direct or indirect profits from such use. Pursuant to the terms of our agreement with INSERM, we are required to finance research and development work towards achieving certain specified marketing authorizations, and to use best efforts in so far as commercially and financially feasible to develop, market, and obtain regulatory authorization for products covered by such patents.

As consideration for the exclusive rights granted to us under the agreement, we have agreed to pay INSERM a two tiered low single digit royalty (where the higher rate is due on any net sales above a certain threshold) on the net sales of any product covered by the patents (including the use of Keyzilen® in the treatment of tinnitus triggered by cochlear glutamate excitotoxicity) earned in each country in which these patent applications have been filed during the term of the agreement. We have also agreed to pay INSERM a low double digit fee on any sums of any nature (except royalties and certain costs) collected by us in respect of the granting of licenses to third parties.

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

Manufacturing

We currently rely on and expect to continue to rely on third parties for the supply of raw materials and to manufacture drug supplies for clinical trials of our product candidates, including Keyzilen® and AM-111. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to more risk than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. We do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

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

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly, and our practices may not in all cases meet all of the criteria for a statutory exception or safe harbor protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. A person or entity does not need to have actual knowledge of the statute or the specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below). Further, the civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal false claims laws, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-covered, uses. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services.

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

Additionally, the federal Physician Payments Sunshine Act requires that certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

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

The federal Drug Supply Chain Security Act imposes obligations on manufacturers of pharmaceutical products, among others, related to product tracking and tracing. Manufacturers will be required to provide certain information regarding the drug product to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. Further, under this new legislation, manufacturers will have drug product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

C.	Organizational structure

The registrant corporation, Auris Medical Holding AG, has four wholly owned subsidiaries which are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary Auris Medical AG.

D.	Property, plants and equipment

Our headquarters are in Zug, Switzerland. We also lease approximately 5,900 square feet of office space in Basel, Switzerland. This property serves as the corporate headquarters of our principal operating subsidiary.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with the information under “Item 3. Key Information—A. Selected Financial Data” and our audited consolidated financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D. Risk factors” and elsewhere in this Annual Report.

A.	Operating results

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidates are in Phase 3 clinical development. Keyzilen® (AM-101) is being developed for the treatment of acute inner ear tinnitus and has received fast track designation from the FDA. In two Phase 2 clinical trials, Keyzilen® demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. In August 2016, we announced that the trial Efficacy and Safety of Keyzilen® (AM-101) in the Treatment of Acute Peripheral Tinnitus 2 (TACTT2), the first of two pivotal Phase 3 clinical trials with Keyzilen®, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the TFI, compared to placebo. However, the TACTT2 trial data showed treatment effects on TFI in favor of Keyzilen® for certain subgroups and support the positive safety profile established in the Phase 2 trials. See “Item 4. Information on the Company – Business Overview – Keyzilen® Phase 3 Clinical Program.”

Following analysis of the TACTT2 data, we amended the protocol for the TACTT3 trial, the second Phase 3 clinical trial with Keyzilen®. TACTT3 is being conducted in several European countries. Under the amended protocol, the trial size will be increased, certain patient subgroups will be included in confirmatory testing and the TFI will be elevated from a key secondary endpoint to an alternate primary efficacy endpoint. We have commenced enrollment under the amended protocol and expect to have top-line results from the expanded TACTT3 trial in early 2018.

We are also developing AM-111 for acute inner ear hearing loss. We are conducting two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, titled HEALOS and ASSENT. HEALOS is enrolling 255 patients in Europe and Asia, and ASSENT is enrolling 300 patients in the United States, Canada and South Korea. As of September 2016, HEALOS had enrolled 50% of patients, and we expect to have top-line data from HEALOS in the third quarter of 2017. ASSENT started enrollment in June 2016, and we expect to have top-line data from the trial in the second half of 2018.

On February 2, 2017, we entered into an asset purchase agreement with Otifex, pursuant to which we agreed to purchase and Otifex has agreed to sell us certain preclinical and clinical assets related to a formulation for the intranasal application of Betahistine, which we refer to as AM-125. See “Item 4. Information on the Company – Business Overview – AM-125 in Vestibular Disorders.”

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities, and short- and long-term loans. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of December 31, 2016, we had cash and cash equivalents of CHF 32.4 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, Keyzilen®, AM-111 or any of our other product candidates.

As of December 31, 2016, we had an accumulated deficit of CHF 112.3 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

Collaboration and License Agreements

INSERM

In 2006, we entered into a co-ownership/exploitation agreement with the Institut National de la Santé et de la Recherche Médicale, or INSERM, a publicly funded government science and technology agency in France. Pursuant to the terms of the agreement, we were granted the exclusive right to exploit any products derived from patents that resulted from our joint research program with INSERM that was conducted in 2003 to 2005 and led to the development of Keyzilen®. Pursuant to the terms of the co-ownership/exploitation agreement, we were given the exclusive right to exploit the patents issuing from the filed patent applications for all claimed applications, including the treatment of tinnitus, in order to develop, promote, manufacture, cause to be manufactured, use, sell and distribute any products, processes or services deriving from such patents, including Keyzilen®, in any country in which these patent applications have been filed during the term of the agreement.

As consideration for the exclusive rights granted to us under the agreement, we agreed to pay INSERM a two tiered low single digit percentage royalty (where the higher rate is due on any net sales above a certain threshold) on the net sales of any product covered by the patents (including the use of Keyzilen® in the treatment of tinnitus triggered by cochlear glutamate excitotoxicity) earned in each country in which these patent applications have been filed during the term of the agreement. We have also agreed to pay INSERM a low double digit fee on any sums of any nature (except royalties and certain costs) collected by us in respect of the granting of licenses to third parties.

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

Otifex

On February 2, 2017, we entered into an asset purchase agreement with Otifex, pursuant to which we agreed to purchase and Otifex has agreed to sell us certain preclinical and clinical assets related to a formulation for the intranasal application of Betahistine, which we refer to as AM-125. We plan to develop the formulation for vestibular disorders. The asset purchase agreement provides for an upfront payment and a development milestone payment which, in the aggregate equal an amount less than $500,000.

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

We expect that our operating expenses in 2017 will be in the range of CHF 28 to 32 million, the majority of which we expect to be research and development expense. Our research and development expense mainly relates to the following key programs:

•	Keyzilen® (AM-101). We are conducting a Phase 3 clinical development program with Keyzilen® comprising two Phase 3 trials and two open label follow-on trials. In August 2016, we announced that the TACTT2, the first of two pivotal Phase 3 clinical trials with Keyzilen®, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the TFI, compared to placebo. We expect top-line results of the amended TACTT3 trial in early 2018. In the two open label follow-on trials, AMPACT1 and AMPACT2, the last subjects completed the trial in September and December 2016, respectively. We expect that the topline data from AMPACT1 and AMPACT2 will become available in the second quarter of 2017. We anticipate that our research and development expenses in connection with these clinical trials will be lower in 2017 than in 2016, reflecting the lower number of active trials.

•	AM-111. We are conducting two pivotal Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. HEALOS is enrolling 255 patients in Europe and Asia, and ASSENT is enrolling 300 patients in the United States, Canada and South Korea. HEALOS had enrolled 50% of the target patient number in September 2016, and we expect to have top-line data from HEALOS in the third quarter of 2017. ASSENT started enrollment in June 2016, and we expect to have top-line data from the trial in the second half of 2018. We anticipate that our research and development expenses in connection with the two AM-111 trials in 2017 will be comparable to those in the previous year.

•	AM-125. We plan to initiate a Phase 1 trial in healthy volunteers in 2017 to test the safety and tolerability of AM-125. We expect to obtain the results of the study in the first half 2018.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 and AM-123. The expenses mainly consist of costs for production of the pre-clinical compounds and costs paid to academic research institutions in conjunction with pre-clinical testing.

For the years ended December 31, 2016, 2015 and 2014, we spent CHF 15.3, CHF 19.7 and CHF 12.5 million, respectively, on research and development expenses related to Keyzilen®. For the same time periods, we spend CHF 9.4 million, CHF 6.4 million and CHF 4.8 million, respectively, on research and development expenses related to AM-111. In addition, we incurred research and development expenses related to our earlier stage products. These expenses exclude the milestone payment to Xigen for AM-111 as it was capitalized. Research and development expenses are expected to remain at significant levels as we advance the clinical development of Keyzilen®, AM-111 and AM-125. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

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

A change in the outcome of any of these variables with respect to the development of Keyzilen®, AM-111 or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct preclinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of the clinical development.

General and administrative expense

Our general and administrative expense consists principally of:

•	salaries for general and administrative staff and related expenses, including employee benefits;

•	business development expenses, including travel expenses;

•	administration expenses including professional fees for auditors and other consulting expenses not related to research and development activities, professional fees for lawyers not related to the protection and maintenance of our intellectual property and IT expenses;

•	cost of facilities, communication and office expenses; and

•	depreciation and amortization of tangible and intangible fixed assets not related to research and development activities.

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

Interest expense

Our interest expense consists principally of bank charges and interest expenses due to the Loan and Security Agreement with Hercules.

Revaluation gain/(loss) from derivative financial instruments

In connection with the Hercules Loan and Security Agreement, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of $3.94 per share. Revaluation gain/(loss) show the changes in fair value of the warrant issued to Hercules.

Foreign currency exchange gain/(loss), net

Our foreign currency exchange gain/(loss), net, consists primarily of unrealized gains or losses on our USD and EUR denominated cash and cash equivalents.

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

Comparison of the years ended December 31, 2016 and 2015

	Year Ended December 31,
	2016	2015	Change
	(in thousands of CHF)%
Research and development	(24,777)	(26,536)	(7%)
General and administrative	(5,447)	(4,342)	25%
Operating loss	(30,223)	(30,878)	(2%)
Interest income	68	37	84%
Interest expense	(829)	(8)	10,263%
Foreign currency exchange gain/(loss), net	(100)	1,144	(109%)
Revaluation gain/(loss) from derivative financial instruments	291	–	–
Loss before tax	(30,793)	(29,705)	4%
Income tax gain	131	–	–
Net loss attributable to owners of the Company	(30,662)	(29,705)	3%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	(394)	(54)	630%
Items that are or may be reclassified to profit or loss

	Year Ended December 31,
	2016	2015	Change
	(in thousands of CHF)%
Foreign currency translation differences	(20)	(13)	54%
Other comprehensive loss	(414)	(67)	518%
Total comprehensive loss attributable to owners of the Company	(31,076)	(29,772)	4%

Research and development expense

	Year Ended December 31,
	2016	2015	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(16,639)	(20,808)	(20%)
Preclinical projects	(546)	(468)	17%
Drug manufacture and substance	(2,609)	(1,866)	40%
Employee benefits	(2,855)	(2,140)	33%
Other research and development expenses	(2,128)	(1,253)	70%
Total	(24,777)	(26,536)	(7%)

Research and development expense decreased by 7% from CHF 26.5 million in 2015 to CHF 24.8 million in 2016. Our research and development expense is dependent on the development phases of our research projects and may therefore fluctuate significantly from year to year. The variances in expense between 2015 and 2016 are mainly due to the following factors:

•	Clinical projects. In 2016 we incurred lower clinical expenses related to our Phase 3 clinical program with Keyzilen® than in 2015. Expenses decreased in 2016 primarily due to lower service and milestone costs charged by contracted service providers, reflecting the completion of the TACTT2 trial and progress in our open label follow-on studies AMPACT1 and AMPACT2. The decrease of Keyzilen® related expenses was partially offset by an increase of cost related to our Phase 3 clinical program with AM-111 reflecting the progress in recruitment in HEALOS and the initiation of patient recruitment in the ASSENT trial.

•	Preclinical projects. In 2016 preclinical expenses increased due to an increase in activities in our early stage program AM-102.

•	Drug manufacture and substance. In 2016, drug manufacturing expenses increased due to the validation of the Keyzilen® drug product manufacturing process, work performed for the AM-111 drug product validation as well as the production of clinical supplies for the AM-111 trials.

•	Employee benefits. Employee benefits increased in 2016 due to an increase in headcount and higher compensation expenses.

General and administrative expense

	Year Ended December 31,
	2016	2015	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(2,175)	(1,503)	45%
Administration expenses	(2,970)	(2,387)	24%
Other	(302)	(452)	(33%)
Total	(5,447)	(4,342)	25%

General and administrative expenses increased by 25% from CHF 4.3 million in 2015 to CHF 5.4 million in 2016.

•	Employee benefits. Headcount continued to increase in 2016 in line with the expansion of administrative staff and the management team. Employee benefits also reflect an increase in share-based payments and pension charges.

•	Administration expenses. The increase reflects higher legal, consulting and auditing expenses associated with operating as a public company.

•	Other. In 2016, these expenses, which comprise facility, business development and travel costs, decreased from previous year’s level.

We expect that general and administrative expense will increase in the future as our business expands and we continue to increase headcount as well as continue to incur additional costs associated with operating as a public company.

Interest income

Interest income increased due to higher interest rates on short-term deposits.

Interest expense

Interest expense increased substantially in 2016, as a result of the Hercules Loan and Security Agreement. On June 19, 2016, we drew $12.5 million under the facility. The loan was initially recognized at transaction value less the fair value of the warrant as of the transaction date and less directly attributable transactions costs. Following the initial recognition, the loan is measured at amortized cost using the effective interest method. Changes in amortized cost as well as interest paid to Hercules are recognized as interest expense. In addition, we recognized bank charges as interest expense.

Foreign currency exchange gain/(loss), net

Foreign currency exchange gains/(loss), net decrease in 2016 due to lower foreign exchange losses on the Company’s U.S. dollar denominated cash and cash equivalents.

Revaluation gain/(loss) from derivative financial instruments

In connection with the Hercules Loan and Security Agreement, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of $3.94 per share. As of December 31, 2016, the warrant was exercisable for 156,726 common shares and the fair value of the warrant amounted to CHF 117,132. Since its initial recognition, the fair value decreased by CHF 291,048 resulting in a gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).

Income tax gain

Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2014 and 2015 fiscal years.

Remeasurements of defined benefits liability

Remeasurements of the net defined benefits liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), increased by 630% from 2015 to 2016. The increase was due a change in the discount rate and a change in demographic assumptions.

Foreign currency translation differences

Foreign currency translation differences increased by 54% from 2015 to 2016. The increase was primarily related to changes in the opening and closing balance of the group’s currency translation differences.

Comparison of the years ended December 31, 2015 and 2014

	Year Ended December 31,
	2015	2014	Change
	(in thousands of CHF)%
Research and development	(26,536)	(17,705)	50%
General and administrative	(4,342)	(4,489)	(3%)
Operating loss	(30,878)	(22,194)	39%
Interest income	37	52	(30%)
Interest expense	(8)	(56)	(86%)
Foreign currency exchange gain/(loss), net	1,144	4,012	(71%)
Loss before tax	(29,705)	(18,185)	(63%)
Income tax expense	–	–	–
Net loss attributable to owners of the Company	(29,705)	(18,185)	63%
Other comprehensive loss:
Items that will never be reclassified to profit or loss

	Year Ended December 31,
	2015	2014	Change
	(in thousands of CHF)%
Remeasurements of defined benefits liability, net of taxes of CHF 0	(54)	(1,102)	(95%)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	(13)	(105)	(88%)
Other comprehensive loss	(67)	(1,207)	(94%)
Total comprehensive loss attributable to owners of the Company	(29,772)	(19,392)	54%

Research and development expense

	Year Ended December 31,
	2015	2014	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(20,808)	(12,142)	71%
Preclinical projects	(468)	(1,160)	(60%)
Drug manufacture and substance	(1,866)	(1,384)	35%
Employee benefits	(2,140)	(1,718)	25%
Other research and development expenses	(1,253)	(1,301)	(4%)
Total	(26,535)	(17,705)	50%

Research and development expense increased 50% from CHF 17.7 million in 2014 to CHF 26.5 million in 2015. Our research and development expense is dependent on the development phases of our research projects and therefore fluctuates significantly from year to year. The variances in expense between 2014 and 2015 are mainly due to the following factors:

•	Clinical projects. In 2015, we incurred significantly higher clinical expenses than in 2014, primarily due to higher service and milestone costs charged by contracted service providers in connection with the late stage Keyzilen® clinical trials, reflecting higher patient enrollment rates when compared with the previous reporting period and trial progress. For AM-111, we also incurred higher expenses related to the start of patient recruitment in the Phase 3 HEALOS trial.

•	Preclinical projects. In 2015, we incurred significantly lower expenses as several toxicology studies were completed in 2014.

•	Drug manufacture and substance. In 2015, we incurred higher expenses primarily related to the production of validation batches for Keyzilen®, which were partly offset by lower expenses for AM-111 due to fluctuations in the timing of raw material purchases and the manufacture of clinical trial supplies.

•	Employee benefits. Headcount continued to increase in 2015 to support expanded project management activities.

General and administrative expense

	Year Ended December 31,
	2015	2014	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(1,503)	(1,137)	32%
Administration expenses	(2,387)	(2,014)	18%
Initial public offering expenses, expensed	–	(822)	(100%)
Other	(452)	(516)	(12%)
Total	(4,342)	(4,489)	(3%)

General and administrative expenses decreased by 3% from CHF 4.5 million in 2014 to CHF 4.3 million in 2015.

•	Employee benefits. Headcount continued to increase in 2015 in line with the expansion of administrative staff established after becoming a publicly listed company. Employee benefits also reflect an increase in share-based payments and pension charges.

•	Administration expenses. The increase reflects higher consulting and auditing expenses associated with operating as a public company.

•	Initial public offering expenses, expensed. These initial public offering expenses were expensed in the three months ended March, 31, 2014, as management determined that successful completion was not deemed more likely than not. No such expenses were incurred in 2015.

•	Other. In 2015, these expenses were on aggregate broadly in line with 2014 and comprise facility, business development and travel costs.

We expect that general and administrative expense will increase in the future as our business expands and we continue to increase headcount as well as continue to incur additional costs associated with operating as a public company.

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

Since inception, we have incurred significant operating losses. To date, we have not generated any revenue. We have financed our operations through the public offerings of our common shares, private placements of equity securities and short-term loans.

Cash flow

Comparison of the years ended December 31, 2016 and 2015

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
	(in thousands of CHF)
Net cash used in operating activities	(29,454)	(28,727)
Net cash used in investing activities	(177)	(43)
Net cash from financing activities	11,439	20,919

	Year Ended December 31,
	2016	2015
	(in thousands of CHF)
Net effect of currency translation on cash	397	1,155
Cash and cash equivalents at the beginning of the period	50,237	56,934
Cash and cash equivalents at the end of the period	32,442	50,237

The increase in cash used in operating activities from CHF 28.8 million in 2015 to CHF 29.5 million in 2016 reflects the change in working capital.

Cash used in investing activities reflects, in both 2016 and 2015, cash used in the purchase of property, plant and equipment (manufacturing equipment, leasehold improvements and office furniture) offset by interest received.

Cash from financing activities in 2016 reflects the net proceeds (CHF 12.0 million) from the drawdown of a $12.5 million tranche under the Loan and Security Agreement with Hercules and accounts for interest payments to Hercules as well as share issuance cost incurred in connection with restricted shares issued as a management bonus. Cash from financing activities in 2015 reflects the net proceeds (CHF 21.1 million) from our public offering of 5,275,000 common shares at a price of $4.75 per share. The proceeds were partially offset by issuance costs associated with the offering.

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

The increase in cash used in operating activities from CHF 19.3 million in 2014 to CHF 28.8 million in 2015 was mainly due to an increase in research and development expenses as well as general and administrative expenses other than share-based payments (non-cash item).

Cash used in investing activities reflects, in both 2015 and 2014, cash used in the purchase of property, plant and equipment (manufacturing equipment and office furniture) offset by interest received. In 2014, it includes a CHF 1.125 million cash milestone payment to Xigen.

Cash from financing activities in 2015 reflects the net proceeds (CHF 21.1 million) from our public offering of 5,275,000 common shares at a price of $4.75 per share. The proceeds were partially offset by issuance costs associated with the offering. In 2014, net cash from financing activities was CHF 49.6 million, reflecting the net effect of proceeds from our initial public offering in August 2014.

Cash and funding sources

The table below summarizes our sources of financing for the years ended December 31, 2016, 2015 and 2014.

	Equity Capital and Preferred Shares	Loans	Total
	(in thousands of CHF)
2016	–	11,987	11,987
2015	21,071	–	21,071
2014	50,038	–	50,038
Total	71,109	11,987	83,096

On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to $20.0 million with Hercules as administrative agent and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. In connection with the loan facility, we issued Hercules a warrant to purchase up to 241,117 of our common shares at an exercise price of $3.94 per share. As of December 31, 2016, the warrant is exercisable for 156,726 common shares.

On June 1, 2016, we entered into a Controlled Equity Offering Sales Agreement with Cantor, pursuant to which we may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to $35 million through Cantor. Any common shares offered and sold will be issued pursuant to our shelf registration statement on Form F-3 as supplemented by a prospectus supplement, dated June 1, 2016. In the year ended December 31, 2016, we did not offer or sell any common shares under the Controlled Equity Offering Sales Agreement.

On May 20, 2015, we completed a public offering of 5,275,000 common shares at a price to the public of $4.75 per share. The net proceeds of the public offering were CHF 21.1 million.

Our sources of financing in 2014 included the initial public offering of 10,113,235 common shares providing net proceeds (after underwriting fees, initial public offering and share issuance costs) of CHF 49.60 million.

We have no ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least until the first quarter of 2018. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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

We expect that we will require additional funding to complete our late-stage Keyzilen® and AM-111 clinical program, obtain regulatory approval for Keyzilen® and AM-111 and to commercialize our product candidates Keyzilen® and AM-111. If we receive regulatory approval for Keyzilen® or AM-111, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts. Likewise, if we are unable to refinance amounts outstanding under our existing term loan facility before such amounts are due we may be unable to repay such amounts, which could result in foreclosure of the collateral pledged to secure such loan.

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

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Taxable profit differs from “loss before tax” as reported in the consolidated statement of profit or loss and other comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

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

The share-based compensation plans qualify as equity settled plans. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The vesting of share options is conditional on the employee completing a period of service of three and four years respectively, from the grant date, in accordance with Plans A and C. Under the Company’s Equity Incentive Plan (“the 2014 Plan”), 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors in 2015 and 2016 vest after a period of one year after the grant date.

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

Following the completion of our initial public offering, option pricing and values are determined based on the Black Scholes option pricing model and assumptions are made for inputs such as volatility of our stock and the risk free rate.

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

F.	Tabular disclosure of contractual obligations

The following table presents information relating to our contractual obligations as of December 31, 2016:

	Payments Due by Period
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in thousands of CHF)
Operating lease obligations (1)	161	261	364	0	786
Loan and Borrowings (2)	2,213	10,040	1,226	0	13,479
Derivative Financial Instruments (2)			117	0	117
Total	2,374	10,301	1,707	0	14,382

___________________

(1)	Operating lease obligations consist of payments pursuant to an operating lease agreements relating to our lease of office space and are not accounted for on the balance sheet. The lease term of our lease in Basel, Switzerland, is 5 years and expires on September 30, 2021, with an option to extend for another five years. The lease may be terminated effective September 30, 2019 and is otherwise non-cancellable.

(2)	Loan and borrowings consist of amortization payments and end of term charges due under the Hercules Loan and Security Agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. Interest payments are not included in the table presented above. The derivative financial instrument reflects the fair value of the warrants granted to Hercules.

Under the terms of our collaboration and license agreement with Xigen, we are obliged to make development milestone payments on an indication-by-indication basis of up to CHF 1.5 million upon the successful completion of a Phase 2 clinical trial and regulatory milestone payments on a product-by-product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status, upon receiving marketing approval for a product. Additionally, under the terms of our asset purchase agreement with Otifex, we are obligated to make a development milestone payment of $200,000 upon successful achievement of a target related to the betahistine spray formulation. The milestones are not included in the table above as they have not met the recognition criteria for provisions and the timing of these is not yet determinable as it is dependent upon the achievement of earlier mentioned milestones.

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table presents information about our executive officers and directors. The term of each of our directors is one year and, accordingly, will expire at the time of our 2017 annual shareholder meeting. With the exception of Mr. Arnold and Mr. Healy, all directors have indicated that they will stand for re-election.

Name	Position	Age	Initial Year of Appointment
Executive Officers(1)
Thomas Meyer	Chairman and Chief Executive Officer	49	2003
Andrea Braun-Scherhag	Head Regulatory & Quality Affairs	50	2016
Thomas Jung	Chief Development Officer	57	2016
Hernan Levett	Chief Financial Officer	41	2017
Anne Sabine Zoller(2)	General Counsel	37	2015
Non-Executive Directors
Armando Anido	Director	59	2016
Wolfgang Arnold	Director	75	2007
James I. Healy	Vice-Chairman and Director	52	2013
Oliver Kubli	Director	44	2010
Berndt A.E. Modig	Director	58	2015
Antoine Papiernik	Director	50	2013
Calvin W. Roberts	Director	64	2015

(1)	Effective August 31, 2016, Sven Zimmermann resigned his position as Chief Financial Officer of the Company and effective September 30, 2016, Bettina Mirella Stubinski resigned her position as Chief Medical Officer of the Company.

(2)	Anne Sabine Zoller will resign from her position as General Counsel effective April 30, 2017.

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

Andrea Braun-Scherhag, Head Regulatory & Quality Affairs: Ms. Braun leads the Company’s regulatory affairs, quality and pharmacovigilance departments. Prior to joining the Company, Ms. Braun was Head of Global Regulatory Affairs and Vice President at Alvotech. Prior to Alvotech, she spent 15 years in various regulatory affairs functions at Roche, most recently as Head of EU Regulatory Affairs, and five years in regulatory affairs at DSM Nutritional Products. Ms. Braun received her state examination in pharmacy from the University of Heidelberg, Germany, and holds a Ph.D. in immunology from the University of Basel, Switzerland.

Thomas Jung, Chief Development Officer: Mr. Jung leads the Company's clinical, preclinical and pharmaceutical development activities and the Company’s chemistry, manufacturing and controls team. Prior to joining Auris Medical, Mr. Jung served as the Chief Medical Officer at Delenex Therapeutics AG and spent 13 years at Novartis, most recently as Head, Translational Medicine for the European Union. Since 2012, Mr. Jung serves as a member of the Board of Directors of AIMM Therapeutics and since 2016 as a member of the Scientific Advisory Committee of Topas Therapeutics GmbH. He is a board-certified dermatologist and is an Associate Professor for Dermatology at the University of Göttingen, Germany. He holds a Ph.D. and M.D. degree from the Philipps-University Marburg, Germany.

Hernan Levett, Chief Financial Officer: Mr. Levett joined the Company on January 1, 2017 as Chief Financial Officer. Prior to joining Auris Medical, Mr. Levett served as Head of Group Controlling at Acino Pharma AG. Prior to Acino, he served as Vice President of Finance and Administration Europe at InterMune International AG and spent 10 years at Novartis, most recently as Chief Financial Officer of Novartis Chile SA.

Mr. Levett is a certified public accountant and holds an accounting degree from the University of Buenos Aires, Argentina.

Anne Sabine Zoller, General Counsel: Ms. Zoller joined the Company as Senior Legal Counsel in April 2015 and was appointed General Counsel in August 2015. Prior to joining Auris Medical, Ms. Zoller was a Corporate/M&A Counsel with Straumann Group, a dental implant company headquartered in Basel, and an attorney in the Corporate/M&A team of Homburger AG, a Zurich based law firm. She obtained a Ph.D. in law from the University of Zurich and holds an M.B.A. degree.

Non-Executive Directors

Armando Anido, Director, Chairman of the Compensation Committee: Mr. Anido has been a member of our Board of Directors since April 2016. Mr. Anido has more than 30 years of executive, operational and commercial leadership experience in the biopharmaceutical industry. He serves as Chairman and Chief Executive Officer of Zynerba Pharmaceuticals, Inc., since October 2014. Prior to Zynerba, Mr. Anido served as Chief Executive Officer of NuPathe, Inc., and Auxilium Pharmaceuticals, Inc. Prior to Auxilium, Mr. Anido held commercial leadership roles at MedImmune, Glaxo Wellcome and Lederle Labs. He is currently a member of the Board of Directors and Chairman of the Compensation Committee of Aviragen Therapeutics (formely: Biota Pharmaceuticals, Inc.). He was a member of the Board of Directors of Adolor Corporation until it was sold to Cubist Pharmaceuticals. Mr. Anido holds a BS in Pharmacy and an MBA from West Virginia University.

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

James I. Healy, Vice-Chairman: Dr. Healy has been a member of our board of directors since April 2013. Dr. Healy has been a General Partner of Sofinnova Ventures, a venture capital firm, since June 2000. Prior to June 2000, Dr. Healy held various positions at Sanderling Ventures, Bayer Healthcare Pharmaceuticals (as successor to Miles Laboratories) and ISTA Pharmaceuticals, Inc. Dr. Healy is currently on the board of directors of Ascendis Pharma A/S, Coherus Bioscience, Inc., Edge Therapeutics, Inc., Natera, Inc., Observa SA and several private companies. Previously, he served as a board member of Amarin Corporation plc., Hyperion Therapeutics, Inc., CoTherix, Inc., Durata Therapeutics, Inc., InterMune, Inc., Movetis NV and several private companies. Dr. Healy was nominated to our board of directors by Sofinnova Ventures. Dr. Healy holds an M.D. and a Ph.D. in Immunology from the Stanford School of Medicine and holds a B.A. in molecular biology and a B.A. in Scandinavian Studies from the University of California at Berkeley.

Oliver Kubli, Director: Mr. Kubli has been a member of our board of directors since June 2010. He is a Managing Director and Head Portfolio Management Healthcare Funds & Mandates at Bellevue Asset Management AG. Mr. Kubli is the Senior Portfolio Manager for several public health care funds. Prior to joining Bellevue Asset Management, Mr. Kubli was Head Portfolio Management Healthcare Funds & Mandates of Adamant Biomedical Investments AG. Before joining Adamant in 2008, he held various management positions at ZKB and was responsible for the global health care sector within the bank’s Asset Management Division. Mr. Kubli started his career as a financial analyst and portfolio manager with UBS and Swiss Re. He is a chartered financial analyst (CFA) and holds a B.A. in Business Administration from the University of Applied Sciences, Zürich/Winterthur, Switzerland.

Berndt A.E. Modig, Director, Chairman of the Audit Committee: Mr. Modig was elected to our board of directors in 2015. Mr. Modig is the Managing Director of Schoodic Management BV and has been the Chief Executive Officer of Pharvaris BV since April 2016. He was the Chief Financial Officer of Prosensa Holding N.V., a company dedicated to the development of treatments of neuromuscular and neurodegenerative disorders such as Duchenne Muscular Dystrophy, from 2010 up to its sale to Biomarin. Prior to that, he was the Chief Financial Officer of Jerini AG, another publicly listed biotechnology company, and held various management positions in industry, finance and private equity groups. He started his professional career in the auditing practice of Price Waterhouse. Berndt Modig is a member of the Board of Directors and the Audit Committee of Affimed N.V., a member of the Board of Directors and Chairman of the Audit Committee of Axovant Sciences, Ltd., a Vice-Chairman of the Board of Directors of Kiadis Pharma N.V. and a Chairman of its Audit Committee, and a member of the Board of Directors of Onco BioTek. Mr. Modig is a Certified Public Accountant and has an M.B.A. from INSEAD.

Antoine Papiernik, Director, Member of the Compensation Committee: Mr. Papiernik has been a member of our board of directors since April 2013. He is a Managing Partner at Sofinnova Partners, a French venture capital firm, which he joined in 1997. He serves on the boards of directors of Reflexion Medical Inc., MD Start, Shockwave Medical, Inc., Pixium Vision, ReCor Medical, ProQR Therapeutics BV, Mainstay Medical Ltd., Gecko Biomedical and Rgenix Inc. Mr. Papiernik was nominated to our board of directors by Sofinnova Partners. He has an M.B.A. from the Wharton School of Business.

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

For the year ended December 31, 2016, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 2,235,682 (2015: CHF 2,071,071).

The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of CHF 88,838 in the year ended December 31, 2016 (2015: CHF 78,721).

We incorporate by reference into this Annual Report the information in “Item 2.3 — Compensation awarded to the Board of Directors in 2016” and “Item 3.4 —Compensation awarded to the Executive Management Committee” of Exhibit 99.4 to our report on Form 6-K filed with the SEC on March 14, 2017.

Employment Agreements

We have entered into employment agreements with our executive officers Thomas Meyer, Andrea Braun-Scherhag, Thomas Jung, Hernan Levett and Anne Sabine Zoller. The employment agreements provide for the compensation that our executive officers are entitled to receive, including certain equity grants, and contain termination notice periods of seven days for the first three months and then afterwards six-months’ notice. The Company will have title to the intellectual property rights developed in connection with the executive officer’s employment, if any. There is an 18 month non-compete period following the end of employment in our agreement with Mr. Meyer and a 12 month non-compete period following the end of employment in our agreement with Mr. Jung.

None of our directors has entered into service agreements with the Company. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity-based compensation and benefits.

Equity Incentive Plans

Equity Incentive Plan

In August 2014, we established the 2014 Plan with the purpose of motivating and rewarding those employees and other individuals who are expected to contribute significantly to our success, and advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals. As of December 31, 2016, the maximum number of shares available for issuance under the 2014 Plan was 3,936,047 common shares. The option exercise price for options under the 2014 Plan is determined by the compensation committee at the time of grant, but shall not be less than the nominal value of a share of common stock on the grant date.

Plan administration. The 2014 Plan is administered by our compensation committee. Approval of the committee is required for all grants of awards under the 2014 Plan. The committee may delegate to one or more officers the authority to grant options and stock appreciation rights, and the committee may delegate to another committee (which may consist of solely one director) the authority to grant all types of awards.

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

Prior Plans

In 2013 we established Stock Option Plan C, or Plan C, and in 2008 we established Stock Option Plan A, or Plan A and Stock Option Plan B, or Plan B. We refer to Plan A, Plan B and Plan C together as the Prior Plans. Each of the Prior Plans permits the grant of options, or Options, which are subject to transfer restrictions. As of December 31, 2016, there were 92,500 common shares underlying outstanding Options granted pursuant to Plan A and 121,250 common shares underlying outstanding Options granted pursuant to Plan C. There are no outstanding Options under Plan B, which was abolished in 2015. Following our initial public offering, we ceased issuing any new grants under Stock Option Plan C and adopted a new omnibus equity incentive plan under which we have the discretion to grant a broad range of equity-based awards to eligible participants.

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

Option Exercise Price. The exercise price of each Option is set forth in the applicable option agreement. The exercise prices for currently granted and unexercised Options range from USD 1.39 to USD 5.98.

Vesting Period. Under Plan A and Plan C, the option period commences on the date of grant and lasts for five years and six years, respectively. Options granted under Plan A vested and became immediately exercisable upon the closing of our initial public offering. Under Plan C, Options vest four years after grant.

Amendment. Our board of directors has the authority to amend each of the Prior Plans.

Indemnification

Subject to Swiss law, Article 17 of our articles of association provides for indemnification of the existing and former members of our board of directors, executive management, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to members of our board of directors and executive management. We also have entered into indemnification agreements with each of the members of our board of directors and executive officers in the form filed as Exhibit 4.3 to this Annual Report.

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

Board Composition and Election of Directors

Our board of directors is composed of eight members, see “Item 6. Directors, Senior Management and Employees—A. Directors and senior management.” Each director is elected for a one year term. Our articles of association require our directors to retire once they have reached 75 years of age, subject to a special exception being granted by the general meeting of shareholders for up to two additional terms of office. The current members of our board of directors were appointed at a shareholders meeting held on April 8, 2016 for a one-year term ending at the next annual shareholders meeting.

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we comply with country governance requirements and certain exemptions thereunder rather than the Nasdaq stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

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

Compensation Committee

The compensation committee, which consists of Armando Anido, Jim Healy and Antoine Papiernik, assists our board of directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our directors and executive officers. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the compensation committee. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees.

D.	Employees

As of December 31, 2016, we had 24 employees (21.5 full time equivalents), 13 of whom hold M.D. or Ph.D. degrees. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.	Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 10, 2017, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

•	each of our executive officers and directors; and

•	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 10, 2017 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

Common shares that a person has the right to acquire within 60 days of March 10, 2017 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. As of March 10, 2017, 34,006,385 common shares, or approximately 77%, are held by two holders in the United States. Unless otherwise indicated below, the address for each beneficial owner is Auris Medical Holding AG, Bahnhofstrasse 21, 6300 Zug, Switzerland.

The percentage of common shares beneficially owned is based on 44,329,704 common shares issued and outstanding as of March 10, 2017. Each common share confers the right on the holder to cast one vote at a general meeting of shareholders and no shareholder has different voting rights.

	Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
Sofinnova Venture Partners VIII, L.P. (1)	9,218,175	20.79%
Sofinnova Capital VII FCPR (2)	5,384,450	12.15%
Empery Asset Management, LP (3)	4,250,000	9.59%
Executive Officers and Directors
Thomas Meyer, Ph.D. (5)	7,672,500	17.31%
Armando Anido, M.B.A (6)	3,750	*
Wolfgang Arnold, M.D. (7)	57,657	*
James I. Healy, M.D., Ph.D. (8)	9,237,082	20.84%
Oliver Kubli, C.F.A.(9)	2,213,532	4.99%
Antoine Papiernik, M.B.A. (10)	5,384,450	12.15%
Berndt A.E. Modig, M.B.A (6).	12,500	*
Calvin W. Roberts, M.D.(11)	67,742	*
Andrea Braun-Scherhag	4,300	*
Thomas Jung, M.D.	–	–
Hernan Levett, CPA	–	–
Anne Sabine Zoller, Dr.iur.	–	–

___________________

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)	Consists of 7,818,175 common shares and warrants to purchase an additional 1,400,000 common shares. James I. Healy and the other managing members of Sofinnova Management VIII, L.L.C., which is the general partner of Sofinnova Venture Partners VIII, L.P., share the power to vote or dispose of these shares and therefore may be deemed to have voting and investment power with respect to such shares. Each of the managing members disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any. The address for Sofinnova Venture Partners VIII, L.P. and Sofinnova Management VIII, L.L.C. is 2800 Sand Hill Road, Suite 150, Menlo Park, California 94025, USA.

(2)	Consists of 5,384,450 common shares held by Sofinnova Capital VII FCPR. Sofinnova Partners SAS, a French corporation and the management company of Sofinnova Capital VII FCPR, may be deemed to have sole voting and investment power, and Denis Lucquin, Antoine Papiernik, Rafaèle Tordjman and Monique Saulnier, the managing partners of Sofinnova Partners SAS, may be deemed to have shared voting and investment power with respect to such shares. All of the managing partners of Sofinnova Partners SAS disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Sofinnova Capital VII FCPR is 16-18 Rue du Quatre Septembre, 75002 Paris, France.

(4)	Based on a Schedule 13G filed with the SEC on February 14, 2017 by Empery Asset Management, LP. Consists of 2,500,000 common shares and warrants to purchase an additional 1,750,000 common shares. The address of Empery Asset Management, L.P. is 1 Rockefeller Plaza, Suite 1205, New York, New York 10020, USA.

(5)	Consists of 7,242,500 common shares, warrants to purchase 350,000 common shares and options to purchase 50,000 shares under the Company’s Stock Option Plan A and options to purchase 30,000 common shares under the Company’s Equity Incentive Plan.

(6)	Consists of options to purchase common shares under the Company’s Equity Incentive Plan.

(7)	Consists of 32,500 common shares options to purchase an additional 6,250 common shares under the Company’s Stock Option Plan A and options to purchase an additional 18,907 common shares under the Company’s Equity Incentive Plan.

(8)	Consists of 7,818,175 common shares and warrants to purchase an additional 1,400,000 common shares held by Sofinnova Venture Partners VIII, L.P. Dr. Healy is a managing member of Sofinnova Management VIII, L.L.C., the general partner of Sofinnova Venture Partners VIII, L.P., and may be considered to have beneficial ownership of Sofinnova Venture Partners VIII, L.P.’s interest in us. Dr. Healy disclaims beneficial ownership of all shares held by Sofinnova Venture Partners VIII, L.P., except to the extent of his pecuniary interest therein. Also, consists of options to purchase 18,907 common shares under the Company’s Equity Incentive Plan held by Dr. Healy.

(9)	Based on a Schedule 13G/A filed with the SEC on February 14, 2017 by Swisscanto Fondsleitung AG, Swisscanto Holding AG and Zurcher Kantonalbank. Swisscanto Fondsleitung AG, Swisscanto Holding AG and Zurcher Kantonalbank sponsor BB Adamant Global Biotech, BB Adamant Global Generika, BB Adamant Global Medtech and Services and Swisscanto (CH) Equity Fund Global Health Care (the “ZKB Funds”). Investment power over the 2,169,625 common shares held by the ZKB Funds is exercised by Bellevue Asset Management AG, an independent manager. The address of Swisscanto Fondsleitung AG, Swisscanto Holding AG and Zurcher Kantonalbank is Bahnhofstrasse 9, 8001 Zurich, Switzerland.

Mr. Kubli is a Senior Portfolio manager for the ZKB Funds. He disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also, consists of 18,750 common shares acquired by Mr. Kubli pursuant to the exercise of Plan A options to purchase an additional 6,250 shares under the Company’s Stock Option Plan A and options to purchase an additional 18,907 common shares under the Company’s Equity Incentive Plan held by Mr. Kubli.

(10)	Consists of 5,384,450 common shares held by Sofinnova Capital VII FCPR. Mr. Papiernik disclaims any beneficial ownership of the shares held by Sofinnova Capital VII FCPR except to the extent of his pecuniary interest therein.

(11)	Consists of 15,242 shares jointly owned by Calvin W. Roberts and Andrea Colvin Roberts. Also, consists of 20,000 shares held by Calvin W. Roberts, MD PC Pension Plan, 10,000 shares held by The David Roberts Trust and 10,000 shares held by The Joanna Roberts Trust. Calvin Roberts is a trustee for each of Calvin W. Roberts, MD PC Pension Plan, The David Roberts Trust and The Joanna Roberts Trust. Also, consists of options to purchase an additional 12,500 common shares under the Company’s Equity Incentive Plan.

Holders

As of March 10, 2017, we had nine shareholders of record of our common stock.

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

In August 2014, we completed our initial public offering and listed our common shares on the Nasdaq Global Market. In the initial public offering, we issued and sold 10,113,325 common shares, including 713,235 common shares sold to the underwriters pursuant to the underwriters’ over-allotment option. In May 2015, we completed a public offering of 5,275,000 common shares. In February 2017, we completed a public offering of 10,000,000 common shares and warrants to purchase 7,000,000 common shares. While none of our existing shareholders sold common shares in the public offerings, certain shareholders purchased common shares in the public offering. Additionally, the percentage ownership held by certain shareholders decreased as a result of the issuance of the common shares sold by us in the public offerings.

B.	Related party transactions

The following is a description of related party transactions we have entered into since January 1, 2016 with any of our members of our board of directors or management and the holders of more than 5% of our common shares.

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

Controlled Equity OfferingSM

Thomas Meyer, our Chief Executive Officer, or the Share Lender, has entered into a share lending agreement with Cantor to facilitate the timely settlement of common shares sold under the Controlled Equity Offering Sales Agreement with Cantor. Pursuant to the terms of the share lending agreement, the Share Lender will lend common shares to Cantor so that those common shares may be delivered by Cantor to purchasers of common shares sold in any offering under the Controlled Equity Offering Sales Agreement. Cantor will return common shares to the Share Lender upon the issuance of new common shares by the Company to Cantor. Neither the Company nor the Share Lender will receive any compensation for this arrangement. In the year ended December 31, 2016, we did not offer or sell any common shares under the Controlled Equity Offering Sales Agreement.

C.	Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial Statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS. The standalone financial statements of the Company have been prepared in accordance in Swiss law and have been filed as Exhibit 99.5 to our report on Form 6-K filed with the SEC on March 14, 2017.

Legal Proceedings

From time to time we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position.

On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving our issued U.S. patent No. 9,066,865 (the “’865 Patent”) and Otonomy’s U.S. patent application No. 13/848,636 (the “’636 Application”). The patent interference identified claims 1-9 in the ’865 Patent as interfering with claims 38, 43 and 46-50 of the ’636 Application. The ’865 Patent discloses methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims of the ’865 Patent are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ’636 Application were refused. In addition, claims 1-8 of the ’865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. The USPTO’s decision is not final and may be appealed.

No assurance can be given that future litigation will not have a material adverse effect on our financial position. See “Item 3. Key Information—D. Risk factors.”

Dividends and Dividend Policy

We have never paid or declared any cash dividends on our shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and any payment of dividends will, amongst other requirements, require the approval of the annual general meeting of shareholders.

B.	Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and development of the Company” and “Item 4. Information on the Company—B. Business Overview.”

ITEM 9. THE OFFER AND LISTING

A.	Offering and listing details

The following table sets forth the high and low closing prices as reported in USD by Nasdaq for the periods presented:

	High	Low
Year Ended December 31:
2014 (since August 6)	7.23	3.51
2015	6.38	3.02
2016	7.79	0.90
Year Ended December 31, 2015:
First Quarter	6.38	3.51
Second Quarter	6.05	4.33
Third Quarter	5.56	3.50
Fourth Quarter	5.00	3.02
Year Ended December 31, 2016:
First Quarter	7.79	3.36
Second Quarter	4.33	3.13
Third Quarter	5.35	1.58
Fourth Quarter	1.75	0.90
Month Ended:
September 30, 2016	1.82	1.58
October 31, 2016	1.75	1.06
November 30, 2016	1.24	0.90
December 31, 2016	1.45	1.07
January 31, 2017	1.24	1.06
February 28, 2017	1.27	0.79
March, 2017 (through March 10, 2017)	0.78	0.67

B.	Plan of distribution

Not applicable.

C.	Markets

Our common shares began trading on the Nasdaq Global Market on August 11, 2014 under the symbol “EARS”.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

When we refer to our articles of association in this annual report on Form 20-F, we refer to our amended and restated articles of association dated as of February 24, 2017.

We are registered with the commercial register of the canton of Zug, Switzerland, under the company number CHE-108.297.413. Our purpose as stated in article 2 of our articles of association is to hold investments of all kinds in Switzerland and abroad, particularly in relation to pharmaceutical products and services. Moreover, our corporation may transact any business conducive to developing the corporation or furthering the corporation’s purpose. We may also arrange financing for our own or third-party account, in particular we may grant loans to Group companies, as well as provide guarantees or surety bonds of any sort of such financing.

Ordinary Capital Increase, Authorized and Conditional Share Capital

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months in order to become effective. In the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented is required.

Our shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented, may empower our board of directors to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of:

•	conditional capital (bedingtes Kapital) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with loans, warrants, convertible bonds or other financial market instruments issued by the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants of the Group to subscribe for new shares (conversion or option rights); and/or

•	authorized capital (genehmigtes Kapital) to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

Pre-emptive Rights

Pursuant to the Swiss Code of Obligations, or CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the nominal value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive rights and/or advance subscription rights in certain circumstances.

If pre-emptive rights are granted, but not exercised, the board of directors may allocate the pre-emptive rights as it elects.

With respect to our authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to the Company, in the event that the newly issued shares are used for a purpose set forth in our articles of association.

Our Authorized Share Capital

At our ordinary general meeting of shareholders on April 8, 2016, the shareholders approved an amendment to our authorized share capital. The new provision, as amended on February 24, 2017, (article 3a of the articles of association) reads as follows (translation of the binding original German version):

“The Board of Directors is authorized at any time until 8 April 2018 to increase the share capital by a maximum aggregate amount of CHF 2,860,000.00 through the issuance of not more than 7,150,000 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.40 each.

Increases in partial amounts are permitted. The Board of Directors may issue new shares also by means of underwriting or in any other manner by one or more banks and subsequent offer to shareholders or third parties. The Board of Directors determines the type of contributions, the issue price, the time of the issue, the conditions for the exercise of the pre-emptive rights, the allocation of pre-emptive rights which have not been exercised, and the date on which the dividend entitlement starts. The Board of Directors is authorized to permit, to restrict or to deny the trade with pre-emptive rights.

If pre-emptive rights are granted, but not exercised, the Board of Directors may use the respective shares in the interest of the Corporation.

The Board of Directors is authorized to restrict or to exclude the pre-emptive rights of the shareholders, and to allocate them to third parties or to the Corporation, in the event of use of the shares for the purpose of: a) expanding the shareholder base in certain capital markets or in the context of the listing, admission to official trading or registration of the shares at domestic or international stock exchanges; b) granting an over-allotment option (“greenshoe”) to one or several underwriters in connection with a placement of shares; c) share placements, provided the issue price is determined by reference to the market price; d) the participation of employees, Members of the Board of Directors or consultants of the Corporation or of one of its Group companies according to one or several equity incentive plans issued by the Board of Directors; e) the acquisition of companies, company assets, participations, the acquisition of products, intellectual property rights, licenses or new investment projects or for public or private share placements for the financing and/or refinancing of such transactions; f) for raising equity capital in a fast and flexible manner as such transaction would be difficult to carry out, or could be carried out only at less favorable terms, without the exclusion of the pre-emptive rights of the existing shareholders; or g) the acquisition of a participation in the Corporation by a strategic partner (including in the case of a public takeover offer).”

Within the limits of Swiss law, the general meeting of shareholders may increase or alter the authorization granted to the board of directors. See “Ordinary Capital Increase, Authorized and Conditional Share Capital.”

Our Conditional Share Capital

Conditional Share Capital for Warrants and Convertible Bonds

At our ordinary general meeting of shareholders on April 8, 2016, the shareholders approved an amendment to our conditional share capital for financing purposes. The new provision, as amended on February 24, 2017, (article 3b of the articles of association) reads as follows (translation of the binding original German version):

“The Corporation’s share capital shall be increased by a maximum aggregate amount of CHF 4,860,000.00 through the issuance of not more than 12,150,000 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.40 each, by the exercise of option and conversion rights which are granted in connection with bonds, similar obligations, loans or other financial market instruments or contractual obligations of the Corporation or one of its Group companies, and/or by the exercise of option rights issued by the Corporation or one of its Group companies (“Financial Instruments”). The pre-emptive rights of shareholders are excluded. The holders of Financial Instruments are entitled to the new shares. The conditions of the Financial Instruments shall be determined by the Board of Directors.

When issuing Financial Instruments the Board of Directors is authorized to limit or exclude the advance subscription rights of shareholders:

a)	for the purpose of financing or refinancing the acquisition of enterprises, divisions thereof, or of participations, products, intellectual property rights, licenses, cooperations or of newly planned investments of the Corporation;

b)	if the issue occurs on domestic or international capital markets including private placements; or

c)	for purposes of an underwriting of the Financial Instruments by a banking institution or a consortium of banks with subsequent offering to the public.

To the extent that the advance subscription rights are excluded, i) the Financial Instruments are to be placed at market conditions; ii) the exercise period, the conversion period or the exchange period of the Financial Instruments may not exceed 10 years as of the date of the issue; and iii) the conversion price, the exchange price or other exercise price of the Financial Instruments must be determined by reference to the market price.”

Conditional Share Capital for Equity Incentive Plans

At our ordinary general meeting of shareholders on April 8, 2016, the shareholders approved an amendment to our conditional share capital for equity incentive plans. The new provision (last paragraph of article 3b of the articles of association) reads as follows (translation of the binding original German version):

“The Corporation’s share capital shall, to the exclusion of the pre-emptive rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 1,989,674.80 through the issuance of not more than 4,974,187 registered shares, which shall be fully paid-in, with a nominal value of CHF 0.40 each, by issuance of shares upon the exercise of options or pre-emptive rights thereof, which have been issued or granted to employees, Members of the Board of Directors or consultants of the Corporation or of one of its Group companies according to one or several equity incentive plans or regulations issued by the Board of Directors. The details shall be determined by the Board of Directors.”

Uncertificated Securities

Our shares are uncertificated securities (Wertrechte, within the meaning of art. 973c of the CO) and, when administered by a financial intermediary (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, “FISA”), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with art. 973c of the CO, we maintain a non-public register of uncertificated securities (Wertrechtebuch). We may at any time convert uncertificated securities into share certificates (including global certificates), one kind of certificate into another, or share certificates (including global certificates) into uncertificated securities. If registered in our share register, a shareholder may at any time request from us a written confirmation in respect of the shares. Shareholders are not entitled, however, to request the printing and delivery of certificates.

Participation certificates and profit sharing certificates

The Company has not issued any non-voting equity securities, such as participation certificates (Partizipationsscheine) or profit sharing certificates (Genussscheine), nor has it issued any preference shares (Vorzugsaktien).

No Additional Capital Contributions

Under Swiss law, shareholders are not obliged to make any capital contribution in excess of the subscription amount.

General Meeting of Shareholders

Ordinary/extraordinary meetings and powers

The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held. Under Swiss law, an ordinary general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this means on or before June 30.

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending our articles of association;

•	electing the members of the board of directors, the chairman of the board of directors, the members of the compensation committee, the auditors and the independent proxy;

•	approving the annual report, the annual statutory financial statements and the consolidated financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends and bonus payments to members of the board of directors;

•	approving the compensation of members of the board of directors and executive management, which under Swiss law is not necessarily limited to the executive officers;

•	discharging the members of the board of directors and executive management from liability with respect to their tenure in the previous financial year;

•	dissolving the Company with or without liquidation;

•	deciding matters reserved to the general meeting of shareholders by law or our articles of association or that are presented to it by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by the Company’s auditor, liquidator or the representatives of convertible bond holders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least ten percent of the share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on the Company’s stand-alone annual statutory balance sheet, half of our share capital and reserves are not covered by our assets.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of shares represented at the general meeting of shareholders, unless otherwise stipulated by law.

A resolution of the general meeting of the shareholders passed by two-thirds of the shares represented at the meeting, and the absolute majority of the nominal value of the shares represented is required for:

•	amending the Company’s corporate purpose;

•	creating or cancelling shares with preference rights or amending rights attached to such shares;

•	cancelling or amending the transfer restrictions of registered shares;

•	creating authorized or conditional share capital;

•	increasing the share capital out of equity, against contributions in kind or for the purpose of acquiring specific assets and granting specific benefits;

•	limiting or suppressing shareholder’s pre-emptive rights;

•	changing our domicile;

•	dissolving or liquidating the Company.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets, or the Merger Act (including a merger, demerger or conversion of a corporation) see “Compulsory Acquisitions; Appraisal Rights.”

In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Notice

General meetings of shareholders must be convened by the board of directors at least twenty days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by ordinary mail. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote. The notice period for a general meeting of shareholders may be waived if all shareholders are present or represented at such meeting.Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent the lower of (i) one tenth of the share capital or (ii) an aggregate nominal value of at least CHF 1,000,000, may request that an item be included in the agenda for an ordinary general meeting of shareholders. To be timely, the shareholder’s request must be received by us at least 45 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:

•	a brief description of the business desired to be brought before the ordinary general meeting of shareholders and the reasons for conducting such business at the ordinary general meeting of shareholders;

•	the name and address, as they appear in the share register, of the shareholder proposing such business; and

•	all other information required under the applicable laws and stock exchange rules.

Our business report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the general meeting of shareholders. Shareholders of record are notified of this in writing.

Voting Rights

Each of our shares entitles a holder to one vote, regardless of its nominal value. The shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in our share register at cut-off date determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), another registered shareholder or third person with written authorization to act as proxy or the shareholder’s legal representative. The chairman has the power to decide whether to recognize a power of attorney. The Board of Directors issues the regulations on the determination of shareholder status, on proxies and voting instructions, and on the issue of voting cards.

Dividends and Other Distributions

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments require a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.

Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous business years (Gewinnvortrag), or if we have distributable reserves (frei verfügbare Reserven), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. We are not permitted to pay interim dividends out of profit of the current business year.

Distributable reserves are generally booked either as “free reserves” (freie Reserven) or as “reserve from capital contributions” (Reserven aus Kapitaleinlagen). Under the CO, if our general reserves (allgemeine Reserve) amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate nominal value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e., the aggregate nominal value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.

Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at the ordinary general meeting of shareholders to pay dividends in quarterly or other installments.

Transfer of Shares

Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. Shares that constitute intermediated securities (Bucheffekten) may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with the relevant provisions of the FISA. Article 4 of our articles of association provides that in the case of securities held with an intermediary such as a registrar, transfer agent, trust corporation, bank or similar entity, any transfer, grant of a security interest or usufructuary right in such intermediated securities and the appurtenant rights associated therewith requires the cooperation of the intermediary in order for such transfer, grant of a security interest or usufructuary right to be valid against us.

Voting rights may be exercised only after a shareholder has been entered in our share register (Aktienbuch) with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. Any acquirer of our shares who is not registered in our share register as a shareholder with voting rights will still be entitled to dividends and other rights with financial value with respect to such shares.

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect our share register with respect to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets.

Special Investigation

If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special commissioner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court in Zug, Switzerland, our registered office, to appoint a special commissioner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10 percent of the share capital or holders of shares in an aggregate nominal value of at least CHF 2,000,000 may request that the court appoint a special commissioner. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive management infringed the law or our articles of association and thereby caused damages to the Company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented.

Swiss corporations may be acquired by an acquirer through the direct acquisition of the share capital of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). Following a statutory merger or demerger, pursuant to the Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require the approval of two-thirds of the number of shares represented at a general meeting shareholders and the absolute majority of the nominal value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	a core part of the Company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	the Company’s assets, after the divestment, are not invested in accordance with the Company’s statutory business purpose; and

•	the proceeds of the divestment are not earmarked for reinvestment in accordance with the Company’s business purpose but, instead, are intended for distribution to the Company’s shareholders or for financial investments unrelated to the Company’s business.

Board of Directors

Our articles of association provide that the board of directors shall consist of at least three and not more than nine members.

The members of the board of directors and the chairman are elected annually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually. Unless an exception is granted by the general meeting of shareholders, only persons who have not completed their seventy-fifth year of age on the election date are eligible for election. Under Swiss law, a member of the Board of Directors is not required to be a shareholder.

Powers

The board of directors has the following non-delegable and inalienable powers and duties:

•	the ultimate direction of the business of the Company and issuing of the relevant directives;

•	laying down the organization of the Company;

•	formulating accounting procedures, financial controls and financial planning, to the extent required for the governance of the Company;

•	nominating and removing persons entrusted with the management and representation of the Company and regulating the power to sign for the Company;

•	the ultimate supervision of those persons entrusted with management of the Company, with particular regard to adherence to law, our articles of association, and regulations

•	and directives of the Company;

•	issuing the annual report and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions; and

•	informing the court in case of over-indebtedness.

The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, managing directors, committees or to third parties who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law and Article 13 of our articles of association, details of the delegation and other procedural rules such as quorum requirements must be set in the organizational rules issued by the board of directors.

Indemnification of Executive Management and Directors

Subject to Swiss law, Article 17 of our articles of association provides for indemnification of the existing and former members of the board of directors, executive management and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to our directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the employer.

We have entered into indemnification agreements with each of the members of our board of directors and executive management. The indemnification agreements and our articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Conflict of Interest, Management Transactions

Swiss law does not provide for a general provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive management to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and the Company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.

Our board of directors has adopted a Code of Business Conduct and Ethics that covers a broad range of matters, including the handling of conflicts of interest.

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law, our shareholders must annually resolve on the approval of the compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with the management of the Company. The board of directors must issue, on an annual basis, a written compensation report that must be reviewed together with a report on our business by our auditor. The compensation report must disclose all compensation, loans and other forms of indebtedness granted by the Company, directly or indirectly, to current or former members of the board of directors and executive management to the extent related to their former role within the Company or not on customary market terms.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the board of directors and the executive management as well as the particular amount for each member of the board of directors and executive officer, specifying the name and function of each respective person.

Certain forms of compensation are prohibited for members of our board of directors and executive management, such as:

•	severance payments provided for either contractually or in the articles of association (compensation due until the termination of a contractual relationship does not qualify as severance payment);

•	advance compensation;

•	incentive fees for the acquisition or transfer of corporations or parts thereof by the Company or by companies being, directly or indirectly, controlled by us;

•	loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and

•	equity securities and conversion and option rights awards not provided for in the articles of association.

Compensation to members of the board of directors and executive management for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if the compensation (i) would have been prohibited if it was paid directly by the Company, (ii) is not provided for in the articles of association or (iii) has not been approved by the general meeting of shareholders.

The general meeting of shareholders annually votes on the proposals of the board of directors with respect to:

•	the maximum aggregate amount of compensation of the board of directors for the subsequent term of office; and

•	the maximum aggregate amount of compensation of the executive management for the subsequent financial year.

The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.

In the event that at the general meeting of shareholders the shareholders do not approve a proposal of the board of directors, the board of directors must form a new proposal for the maximum aggregate compensation and the particular compensation for each individual, taking into account all relevant factors, and submit the new proposal for approval by the same general meeting of shareholders, at a subsequent extraordinary general meeting or the next ordinary general meeting of shareholders.

In addition to fixed compensation, members of the board of directors and executive management may be paid variable compensation, depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares and Other Limitations on the Rights to Own Securities

The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that (i) we have freely distributable reserves in the amount of the purchase price; and (ii) the aggregate nominal value of all shares held by us does not exceed 10 percent of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20 percent. We currently do not have any transfer restriction in our articles of association. If we own shares that exceed the threshold of 10 percent of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

Swiss law and/or our articles of association do not impose any restrictions on the exercise of voting or any other shareholder right by shareholders resident outside Switzerland.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Financial Market Infrastructure Act do not apply to us since our shares are not listed on a Swiss exchange.

Pursuant to art. 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than five percent of all voting rights.

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

Switzerland is currently in the process of reforming certain elements of its corporate tax law which may impact the taxation of Auris Medical Holding AG (including the abolition of the holding taxation at cantonal/communal level). Whether and when such new rules will enter into force is not known.

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

Capital Gains on Disposal of Common Shares

Swiss resident individuals who sell or otherwise dispose of the common shares realize a tax-free capital gain, or a non-deductible capital loss, as the case may be, provided that they hold the common shares as part of their private assets. Under certain circumstances, the sales proceeds may be recharacterised into taxable investment income (e.g., professional securities dealer, etc.).

Capital gains realized on the sale of the common shares held by Swiss resident individuals, Swiss resident corporate taxpayers as well as non-Swiss resident individuals and corporate taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the common shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends (Teilbesteuerung) if certain conditions are met (e.g., holding period of at least one year and participation of at least 10% of nominal capital).

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

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a straddle, wash sale, conversion transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

Passive Foreign Investment Company Rules

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2015 and 2016 taxable years, and we expect to be a PFIC for our current taxable year and for the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

Under attribution rules, assuming we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even if the U.S. Holder has not received the proceeds of those distributions or dispositions.

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, the U.S. Holder may be subject to certain adverse tax consequences. Unless a U.S. Holder makes a timely “mark to market” election or “qualified electing fund” election, each as discussed below, gain recognized on a disposition (including, under certain circumstances, a pledge) of common shares by the U.S. Holder, or on an indirect disposition of shares of a Lower-tier PFIC, will be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC, if any, will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on our common shares (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the distribution will be subject to taxation in the same manner as gain, described immediately above.

If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers regarding the potential availability of a “deemed sale” election that would allow them to eliminate this continuing PFIC status under certain circumstances.

If our common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which the common shares are listed, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their common shares given that we may have Lower-tier PFICs for which a mark-to-market election may not be available.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on a sale or other disposition of common shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark to-market election). Distributions paid on common shares will be treated as discussed below under “Taxation of Distributions.”

Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we are treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to its timely filed U.S. federal income tax return. Upon request of a U.S. Holder, we will provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and will use commercially reasonable efforts to cause each Lower-tier PFIC which we control to provide such information with respect to such Lower-tier PFIC. However, no assurance can be given that such QEF information will be available for any Lower-tier PFIC.

If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its common shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the common shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the common shares. U.S.

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

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the preferential dividend rate with respect to dividends paid to certain non-corporate U.S. Holders discussed below will not apply.

If we were a PFIC for any taxable year during which a U.S. Holder held common shares, such U.S. Holder would be required to file an annual information report with such U.S. Holder’s U.S. Federal income tax return on IRS Form 8621.

U.S. Holders should consult their tax advisers concerning our PFIC status and the tax considerations relevant to an investment in a PFIC.

Taxation of Distributions

As discussed above under “Item 8. Dividends and Dividend Policy,” we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, subject to the PFIC rules described above, distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The amount of a dividend will include any amounts withheld by us in respect of Swiss taxes. The U.S. dollar amount of any dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss Francs will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Swiss income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty may be creditable against the U.S. Holder’s U.S. federal income tax liability. Swiss taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including the Swiss withholding tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Common Shares

Subject to the PFIC rules described above, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

We manage credit risk on a group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from other receivables. Our policy is to invest funds in low risk investments including interest bearing deposits. Only independent banks and financial institutions are used and banks with which we currently hold term deposits have a minimum S&P rating of “A”. Receivables are not past due and not impaired and include only well-known counterparties.

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

Interest rate risk

Interest expense pursuant to borrowings under the loan and security agreement with Hercules Capital, Inc. is subject to the variability of the prime rate as reported by the Wall Street Journal. An increase or decrease of the prime rate reported effective July 19, 2016 by 50 basis points, with all other factors held constant, would have resulted in a CHF 28,276 increase or decrease of the net annual result. In 2015, the Company had no borrowings at variable interest rates.

Other than the interest rate risk related to the loan and security agreement, we are not currently exposed to significant interest rate risk because we have no fixed rate financial liabilities at fair value through profit or loss and no derivatives. Our only variable interest-bearing financial asset is cash at banks. The effect of an increase or decrease in interest rates would only have an immaterial effect in profit or loss.

Currency Risk

We operate internationally and are exposed to foreign exchange risk arising from various exposures, primarily with respect to the US Dollar and Euro. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. To manage foreign exchange risk we maintain foreign currency cash balances to cover anticipated future purchases of materials and services in foreign currencies. We do not hedge our foreign exchange risk.

As of December 31, 2016, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 872,443 (2015: CHF 2,135,522) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 180,595 (2015: CHF 127,692) increase or decrease in the net annual result.

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

On August 11, 2014, we completed our initial public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-197105) that was declared effective on August 5, 2014. Under the registration statement, we sold an aggregate of 10,113,235 common shares, which included 713,235 common shares sold on August 19, 2014 pursuant to an over-allotment option granted to the underwriters.  All of these common shares were sold at a price to the public of $6.00 per share, yielding gross proceeds of $60.7 million or net proceeds of $56.4 million (CHF 51.3 million) after underwriting discounts and commissions. Jefferies LLC and Leerink Partners LLC were joint book-running managers for the initial public offering. We paid the offering expenses in connection with the initial public offering, which were approximately CHF 2.1 million ($2.3 million), and which included SEC registration fees, FINRA filing fees, Nasdaq listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions.

Between the effective date of the Registration Statement and December 31, 2016, we used the entire net proceeds of our initial public offering, to fund research and development expenses for Keyzilen® and AM-111 and general administrative expenses. None of the net proceeds were used to make payments (other than compensation paid to our executive officers, directors and an affiliate of one of our directors, each as described in this Annual Report), directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

ITEM 16C. Principal Accountant Fees and Services

	2016	2015
Audit Fees	348	743
Total fees	348	743

For the year ended December 31, 2013, KPMG AG was the Company’s auditor for the IFRS and statutory accounts. At the ordinary annual general meeting on April 22, 2014, the shareholders appointed Deloitte AG as the Company’s auditor for the year ended December 31, 2014. Deloitte AG’s was reelected at the ordinary annual general meeting on April 22, 2015 and April 8, 2016.

In 2015, we were billed CHF 582,000 by Deloitte AG in connection with our annual filing, as well as interim reviews, group audit, statutory audits, offerings on Form F-1 and the shelf registration on Form F-3 and CHF 161,000 by KPMG AG in connection with our annual filing, as well as offerings on Form F-1 and the shelf registration on Form F-3. In 2016, we were billed CHF 306,000, by Deloitte AG in connection with our annual filing as well as interim reviews, group audit, statutory audits and work in connection with our controlled equity offering program and CHF 42,000 by KPMG AG in connection with our annual filing.

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

Not applicable.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2016, no purchases of our equity securities were made by or on behalf of Auris Medical Holding AG or any affiliated purchaser.

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

Third Party Compensation

We follow Swiss law requirements with respect to disclosure of compensation for our directors and executive officers.  Swiss law does not require that we disclose information regarding third party compensation of our directors or director nominees.  As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3).

ITEM 16H. Mine safety disclosure

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a)	The following documents are filed as part of this registration statement:

1.1	Articles of Association of Auris Medical Holding AG, (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG Report on Form 6-K filed with the Commission on April 11, 2016)

2.1	Form of Registration Rights Agreement between Auris Medical Holding AG and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on July 21, 2014)

2.2	Warrant Agreement, dated as of July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.1†	Collaboration and License Agreement, dated October 21, 2003, between Auris Medical AG and Xigen SA (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.2†	Co-Ownership and Exploitation Agreement, dated September 29, 2003, between Auris Medical AG and INSERM (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.3	Form of Indemnification Agreement (incorporated by reference to exhibit 99.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 11, 2016)

4.4	English language translation of Lease Agreement between Auris Medical AG and Privera AG (incorporated by reference to exhibit 10.10 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.5	Stock Option Plan A (incorporated by reference to exhibit 10.11 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.6	Stock Option Plan C (incorporated by reference to exhibit 10.12 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.7*	English language translation of Termination of Lease Agreement between Auris Medical AG and Privera AG

4.8*	English language translation of Lease Agreement between Auris Medical AG and PSP Management AG

4.9	Controlled Equity OfferingSM Sales Agreement, dated as of June 1, 2016, between Auris Medical Holding AG and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 27, 2016)

4.10	Share Lending Agreement, dated as of June 1, 2016, between Thomas Meyer and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)

4.11	Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.12	Share Pledge Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.13	Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.14	Bank Account Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.5 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

8.1	List of subsidiaries (incorporated by reference to exhibit 21.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

12.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(a)

12.2*	Certification of Hernan Levett pursuant to 17 CFR 240.13a-14(a)

13.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

13.2*	Certification of Hernan Levett pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350

15.1*	Consent of Deloitte AG

15.3	“Item 2.3 — Compensation awarded to the Board of Directors in 2016” and “Item 3.4 — Compensation awarded to the Executive Management Committee in 2016” of Exhibit 99.4 to our report on Form 6-K filed with the Commission on March 14, 2017

___________________

*	Filed herewith

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AURIS MEDICAL HOLDING AG

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: March 14, 2017

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements—Auris Medical Holding AG (formerly Auris Medical AG)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, and 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Auris Medical Holding AG

We have audited the accompanying consolidated statements of financial position of Auris Medical Holding AG and its subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Auris Medical Holding AG and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations, and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Deloitte AG

/s/ Matthias Gschwend	/s/ Adrian Kaeppeli
Auditor in Charge

Zurich, Switzerland
March 10, 2017

AURIS MEDICAL HOLDING AG

Consolidated Statement of Profit or Loss and Other Comprehensive Loss

For the Years Ended December 31, 2016, 2015 and 2014

(in CHF)

	Note	2016	2015	2014
Research and development	16	(24,776,763)	(26,536,176)	(17,704,461)
General and administrative	17	(5,446,512)	(4,341,570)	(4,489,051)
Operating loss		(30,223,275)	(30,877,746)	(22,193,512)
Interest income	19	67,565	36,562	52,133
Interest expense	19	(828,547)	(7,985)	(55,810)
Foreign currency exchange gain/(loss), net	19	(100,097)	1,144,106	4,012,174
Revaluation gain from derivative financial instruments	19, 24	291,048	–	–
Loss before tax		(30,793,306)	(29,705,063)	(18,185,015)
Income tax gain	20	131,055	–	–
Net loss attributable to owners of the Company		(30,662,251)	(29,705,063)	(18,185,015)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability,
net of taxes of CHF 0	18	(394,102)	(53,916)	(1,101,468)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences,
net of taxes of CHF 0		(19,723)	(12,712)	(105,104)
Other comprehensive loss, net of taxes of CHF 0		(413,825)	(66,628)	(1,206,572)
Total comprehensive loss attributable to owners of the Company		(31,076,076)	(29,771,691)	(19,391,587)
Basic and diluted loss per share	21	(0.89)	(0.92)	(0.66)

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Financial Position

As of December 31, 2016 and 2015

(in CHF)

	Note	December 31, 2016	December 31, 2015

ASSETS
Non-current assets
Property and equipment	7	369,294	222,570
Intangible assets	8	1,482,520	1,482,520
Other non-current receivables		114,778	38,066
Total non-current assets		1,966,592	1,743,156

Current assets
Other receivables	9	296,531	650,716
Prepayments	10	952,595	181,044
Cash and cash equivalents	11	32,442,222	50,237,300
Total current assets		33,691,348	51,069,060

Total assets		35,657,940	52,812,216

EQUITY AND LIABILITIES
Equity
Share capital	12	13,731,881	13,721,556
Share premium		112,838,815	112,662,910
Foreign currency translation reserve		(83,544)	(63,821)
Accumulated deficit		(112,344,303)	(81,578,733)
Total shareholders' equity attributable to owners of the Company		14,142,849	44,741,912

Non-current liabilities
Loan	24	10,151,498	–
Derivative financial instruments	24	117,132	–
Employee benefits	18	2,092,434	1,575,833
Deferred tax liabilities	20	196,582	327,637
Total non-current liabilities		12,557,646	1,903,470

Current liabilities
Loan	24	2,212,706	–
Trade and other payables	14	1,837,997	1,205,522
Accrued expenses	15	4,906,742	4,961,312
Total current liabilities		8,957,445	6,166,834
Total liabilities		21,515,091	8,070,304
Total equity and liabilities		35,657,940	52,812,216

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Changes in Equity

As of December 31, 2016, 2015 and 2014

(in CHF)

	Note	Share Capital	Share Premium	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity

As of January 1, 2014		6,487,130	35,608,210	53,995	(33,115,689)	9,033,646
Total comprehensive loss
Net loss		–	–	–	(18,185,015)	(18,185,015)
Other comprehensive loss		–	–	(105,104)	(1,101,468)	(1,206,572)
Total comprehensive loss		–	–	(105,104)	(19,286,483)	(19,391,587)

Transactions with owners of the Company
Issue of ordinary shares associated with Initial Public Offering ("IPO")		4,045,294	47,261,446	–	–	51,306,740
Issuance costs associated with IPO		–	(1,815,056)	–	–	(1,815,056)
Conversion of convertible loan		1,043,180	12,717,655	–	–	13,760,835
Share issuance costs		–	(136,697)	–	–	(136,697)
Share based payments		–	–	–	270,747	270,747
Share options exercised		28,552	225,613	–	–	254,165
Balance at December 31, 2014		11,604,156	93,861,171	(51,109)	(52,131,426)	53,282,793

As of January 1, 2015		11,604,156	93,861,171	(51,109)	(52,131,426)	53,282,793
Total comprehensive loss
Net loss		–	–	–	(29,705,063)	(29,705,063)
Other comprehensive loss		–	–	(12,712)	(53,916)	(66,628)
Total comprehensive loss		–	–	(12,712)	(29,758,979)	(29,771,691)

Transactions with owners of the Company
Capital increase from follow-on offering		2,110,000	19,604,877	–	–	21,714,877
Transaction costs	12	–	(643,796)	–	–	(643,796)
Share issuance costs		–	(211,142)	–	–	(211,142)
Share based payments	13	–	–	–	311,671	311,671
Share options exercised	13	7,400	51,800	–	–	59,200
Balance at December 31, 2015		13,721,556	112,662,910	(63,821)	(81,578,733)	44,741,912

As of January 1, 2016		13,721,556	112,662,910	(63,821)	(81,578,733)	44,741,912
Total comprehensive loss
Net loss		–	–	–	(30,662,251)	(30,662,251)
Other comprehensive loss		–	–	(19,723)	(394,102)	(413,825)
Total comprehensive loss		–	–	(19,723)	(31,056,353)	(31,076,076)

Transactions with owners of the Company
Issue of bonus shares	13	10,325	177,767	–	–	188,092
Share issuance costs	13	–	(1,862)	–	–	(1,862)
Share based payments	13	–	–	–	290,783	290,783
Balance at December 31, 2016		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2016, 2015, and 2014

(in CHF)

	Note	2016	2015	2014
Cash flows from operating activities
Net loss		(30,662,251)	(29,705,063)	(18,185,015)
Adjustments for:
Depreciation	16, 17	97,600	92,777	73,984
Unrealized foreign currency exchange (gain)/loss, net		99,091	(1,167,227)	(4,066,452)
Net interest expense/(income)	19	748,840	(36,390)	(2,498)
Share based payments	13	290,783	311,671	270,747
Employee benefits		122,501	111,321	(19,211)
Fair value derivative financial instruments	24	(291,048)	–	–
Income tax gain	20	(131,055)	–	–
		(29,725,539)	(30,392,911)	(21,928,445)
Changes in:
Other receivables		277,483	(146,244)	(17,634)
Prepayments		(771,551)	84,126	(82,033)
Trade and other payables		632,474	(2,028,862)	2,279,626
Accrued expenses		133,522	3,756,744	432,449
Net cash used in operating activities		(29,453,611)	(28,727,147)	(19,316,037)

Cash flows from investing activities
Purchase of property and equipment	7	(244,324)	(79,920)	(113,496)
Purchase of intangibles	8	–	–	(1,125,000)
Interest received	19	67,553	36,562	52,133
Net cash from/(used in) investing activities		(176,771)	(43,358)	(1,186,363)

Cash flows from financing activities
Proceeds from exercise of options	12	–	59,200	254,165
Share issuance costs	12	(1,862)	(211,142)	(136,697)
Proceeds from issue of loan with warrant	24	11,986,671	–	–
Proceeds from follow-on offering, net of underwriting fees and follow-on offering costs	12	–	21,071,081	–
Proceeds from IPO, net of underwriting fees and IPO costs		–	–	50,037,847
Share issuance costs IPO		–	–	(546,163)
Interest paid	19, 24	(546,170)	(172)	–
Net cash from financing activities		11,438,639	20,918,967	49,609,152

Net (decrease)/increase in cash and cash equivalents		(18,191,743)	(7,851,538)	29,106,752
Cash and cash equivalents at beginning of the period		50,237,300	56,934,325	23,865,842
Net effect of currency translation on cash		396,665	1,154,513	3,961,731
Cash and cash equivalents at end of the period		32,442,222	50,237,300	56,934,325

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

1. Reporting entity

Auris Medical Holding AG (the “Company”) is a corporation (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland. The Company’s registered address is Bahnhofstrasse 21, 6300 Zug. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

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

The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear and vestibular disorders, in particular tinnitus and hearing loss. Its most advanced projects are in the late stage of clinical development.

2. Basis of preparation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors of the Company on March 10, 2017.

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

Other than a tax asset in the amount of CHF 207,445, the Group has not recorded any deferred tax assets in relation to these tax losses. The key factors which have influenced management in arriving at this evaluation are the fact that the business is still in a development phase and the Group has not yet a history of making profits. Should management’s assessment of the likelihood of future taxable profits change, a deferred tax asset will be recorded. Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2014 and 2015 fiscal years.

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

The Chief Executive Officer is determined to be the Group’s Chief Operating Decision Maker (“CODM”). The CODM assesses the performance and allocates the resources of the Group as a whole, as all of the Group’s activities are focusing on the development of pharmaceutical products for the treatment of inner ear and vestibular disorders. Financial information is only available for the Group as a whole. Therefore, management considers there is only one operating segment under the requirements of IFRS 8, Operating Segments.

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

These foreign currency translation differences are recognized in Other Comprehensive Loss and presented in the foreign currency translation reserve in equity. When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

Closing rates for the most significant foreign currencies:

Currency		Geographical area	Reporting entities	December 31, 2016	December 31, 2015	December 31, 2014
CHF	Swiss Franc	Switzerland	3	1.0000	1.0000	1.0000
USD	Dollar	United States	1	1.0196	1.0014	0.9895
EUR	Euro	Europe	1	1.0723	1.0875	1.2027

Average exchange rates for the year for the most significant foreign currencies:

Currency		Geographical area	Reporting entities	2016	2015	2014
CHF	Swiss Franc	Switzerland	3	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9855	0.9613	0.9150
EUR	Euro	Europe	1	1.0901	1.0659	1.2144

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

Derivative Financial Instruments

Derivative financial instruments are accounted at fair value and changes in fair value are shown as profit or loss. The fair value calculation of the derivative financial instruments is based on the Black-Scholes option pricing model. Assumptions are made for volatility and the risk free rate in order to estimate the fair value of the instrument.

Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in Other Comprehensive Income.

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

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in Other Comprehensive Income. Past service costs, including curtailment gains or losses, are recognized immediately in general and administrative expenses within the operating results. Settlement gains or losses are recognized in general and administrative expenses within the operating results. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

Share-based compensation

The Company maintains various share-based payment plans in the form of stock option plans for its employees, members of the Board of Directors as well as key service providers. Stock options are granted at the Board’s discretion without any contractual or recurring obligations.

The share-based compensation plans qualify as equity settled plans. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The vesting of share options is conditional on the employee completing a period of service of three and four years respectively, from the grant date, in accordance with Stock Option Plans A and C. Under the Auris Medical Holding AG Long Term Equity Incentive Plan (the “Equity Incentive Plan” or “EIP”), 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors in 2016 and in 2015 vest after a period of one year after the grant date. Stock Option Plan B was created to provide shares for share based compensation plans; it was used in the years 2008, 2009 and 2014 and has been abolished in 2015.

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

Valuation of share options

Following the completion of our initial public offering, option pricing and values are determined based on the Black Scholes option pricing model and assumptions are made for inputs such as volatility of our stock and the risk free rate.

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

IAS 1 amendments	Presentation of Financial Statements
Various	Annual Improvements to IFRSs:2012-2014 Cycle
IAS 16 & 38 amendments	Property Plant and Equipment, Intangible Assets
IFRS 10,12, & IAS 28 amendments	Consolidated Financial Statements, Disclosure of Interests in Other Entities
IFRS 14	Regulatory Deferral Accounts
IFRS 11 amendment	Joint Arrangement
IAS 16 & 41 amendments	Property Plant and Equipment, Agriculture
IAS 27 amendments	Consolidated and Separate Financial Statements

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2017, and have not been applied in preparing these consolidated financial statements.

Standard/Interpretation		Impact	Effective date	Planned application by the Group
New standards, interpretations or amendments
IFRS 2	Amendment to IFRS 2, Classification and Measurement of Share-based Payment Transaction	1)	January 1, 2018	To be determined
IFRS 9	Financial Instruments	1)	January 1, 2018	To be determined
IFRS 15	Revenue from Contracts with Customers	1)	January 1, 2018	To be determined
IFRS 15	Amendments to IFRS 15 Contracts with Customers	1)	January 1, 2018	To be determined
IFRS 16	Leases	1)	January 1, 2019	To be determined
IAS 7	Amendments to IAS 7, Statement of Cash Flows	1)	January 1, 2017	FY 2017
IAS 12	Amendments to IAS 12, Income Taxes	1)	January 1, 2017	FY 2017
IFRS 4 / IFRS 9	Amendments to IFRS 4, Insurance Contracts	1)	January 1, 2018	To be determined

1)	The impact on the consolidated financial statements of the Group cannot yet be determined with sufficient reliability.

5. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

Financial assets
	December 31, 2016	December 31, 2015
Available for sale
Current financial assets	–	–
Loans and receivables
Cash and cash equivalents	32,442,222	50,237,300
Other receivables	134,900	592,792
Total financial assets	32,577,122	50,830,092

Financial liabilities
At amortized cost
Trade and other payables	1,837,997	1,205,522
Accrued expenses	4,652,033	4,917,074
Loan	12,364,204	–
At fair value through profit and loss
Derivative financial instruments	117,132	–
Total financial liabilities	18,971,366	6,122,596

Fair values

The carrying amount of cash and cash equivalents, other receivables, trade and other payables and accrued expenses is a reasonable approximation of their fair value due to the short term nature of these instruments.

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk, interest rate and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2016 and 2015 to hedge risk exposures. The Group invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. The Group allocates its liquid assets to first tier Swiss or international banks.

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

The table below analyses the remaining contractual maturities of financial liabilities, including estimated interest payments as of December 31, 2016 and 2015. The amounts disclosed in the table are the undiscounted cash flows:

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2016
Trade and other payables	1,837,997	1,837,997	–	–	1,837,997
Accrued expenses	4,652,033	3,632,752	1,019,281	–	4,652,033
Loan and borrowings	12,364,204	311,013	8,725,772	6,834,249	15,871,034
Derivative financial instruments	117,132	–	–	117,132	117,132
Total	18,971,366	5,781,762	9,745,053	6,951,381	22,478,196

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2015
Trade and other payables	1,205,522	1,205,522	–	–	1,205,522
Accrued expenses	4,917,074	4,780,737	136,337	–	4,917,074
Total	6,122,596	5,986,259	136,337	–	6,122,596

Credit risk

Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from other receivables. The Company’s policy is to invest funds in low risk investments including interest bearing deposits. Other receivables were current as of December 31, 2016 and December 31, 2015, not impaired and included only well-known counterparties.

The Group has been holding cash and cash equivalents in the Group’s principal operating currencies (CHF, USD and EUR) with international banks of high credit rating.

The Group’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

	December 31, 2016	December 31,2015
Financial assets
Cash and cash equivalents	32,442,222	50,237,300
Other receivables	134,900	592,792
Total	32,577,122	50,830,092

As of December 31, 2016 and December 31, 2015 other receivables consisted of other non-current receivables from third party and deposits for rent. As of December 2015, other receivables also included advance payments to suppliers.

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

	2016		2015
in CHF	USD	EUR	USD	EUR

Other receivables	–	–	158,625	286,313
Cash and cash equivalents	31,124,874	444,075	44,643,328	193,366
Trade and other payables	(501,249)	(847,892)	(284,620)	(189,393)
Accrued expenses	(1,031,096)	(2,964,552)	(2,046,276)	(2,638,638)
Loan and borrowings	(12,364,204)	–	–	–
Derivative financial instruments	(117,132)	–	–	–
Net statement of financial position exposure - asset/(liability)	17,111,193	(3,368,369)	42,471,057	(2,348,352)

As of December 31, 2016, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 872,443 (2015: CHF 2,135,522) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 180,595 (2015: CHF 127,692) increase or decrease in the net result.

The Company has subsidiaries in the United States and Ireland, whose net assets are exposed to foreign currency translation risk. Due to the small size of the subsidiaries the translation risk is not significant.

Interest rate risk

On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to $20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The Company’s exposure to interest rates on financial assets and financial liabilities is resulting from loan and cash at banks. As of December 31, 2016 an increase or decrease in interest rates on financial obligations by 50 basis points effective July 19, 2016 with all other variables held constant would have resulted in a CHF 28,276 (2015: immaterial effect) increase or decrease in the net result.

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

6. Segment information

Geographical information

The Group’s non-current assets by the Company’s country of domicile were as follows:

	December 31, 2016	December 31, 2015
Switzerland	1,966,592	1,743,156
Total	1,966,592	1,743,156

Non-current assets exclude financial instruments.

7. Property and Equipment

	Production equipment	Office furniture and EDP	Leasohold improvements	Total

At cost
As of January 1, 2015	230,249	182,042	17,132	429,423
Additions	53,250	26,670	–	79,920
As of December 31, 2015	283,499	208,712	17,132	509,343
Additions	–	24,994	219,330	244,324
As of December 31, 2016	283,499	233,706	236,462	753,667

Accumulated depreciation
As of January 1, 2015	(73,592)	(114,539)	(5,865)	(193,996)
Charge for the year	(54,037)	(35,334)	(3,406)	(92,777)
As of December 31, 2015	(127,629)	(149,873)	(9,271)	(286,773)
Charge for the year	(56,700)	(33,837)	(7,063)	(97,600)
As of December 31, 2016	(184,329)	(183,710)	(16,334)	(384,373)

Net book value
As of December 31, 2015	155,870	58,839	7,861	222,570
As of December 31, 2016	99,170	49,996	220,128	369,294

As of December 31, 2016, and 2015 no items of property and equipment were pledged. Refer to note 24 for security provided to Hercules Capital, Inc under the Loan and Security Agreement.

8. Intangible assets

Licences

At cost
As of January 1, 2015	1,482,520
As of December 31, 2015	1,482,520
As of December 31, 2016	1,482,520

Accumulated amortization and impairment losses
As of December 31, 2015	–
As of December 31, 2016	–

Net book value
As of December 31, 2015	1,482,520
As of December 31, 2016	1,482,520

Intangible assets comprise upfront and milestone payments related to licenses. In 2013 a milestone of CHF 1,125,000 related to the AM-111 program was recorded. Amortization will commence once the intangible assets are available for use, which will be the case after regulatory approvals are obtained and the related products are available for use.

No amortization or impairment was recorded in 2016 and 2015.

9. Other receivables

	December 31, 2016	December 31, 2015
Advance payments to suppliers	–	465,624
Value added tax receivable	132,570	82,468
Withholding tax receivable	23,644	13,522
Deposit credit cards	79,900	–
Other	60,417	89,102
Total other receivables	296,531	650,716

Other receivables were not considered impaired in the years under review.

10. Prepayments

	December 31, 2016	December 31, 2015
Advance payments to supplier	759,716	–
Clinical projects and related activities	41,681	–
Insurance	151,198	179,674
Other	–	1,370
Total prepayments	952,595	181,044

11. Cash and cash equivalents

	December 31, 2016	December 31, 2015
Cash in bank accounts	32,441,968	50,235,869
Cash on hand	254	1,431
Total cash and cash equivalents	32,442,222	50,237,300

12. Capital and reserves

Share capital

The issued share capital of the Company at December 31 consisted of:

	December 31, 2016		December 31, 2015
	Number	CHF	Number	CHF
Common shares with a nominal value of CHF 0.40 each	34,329,704	13,731,881	34,303,891	13,721,556
Total	34,329,704	13,731,881	34,303,891	13,721,556

	Common Shares (Number)
	2016	2015
As of January 1	34,303,891	29,010,391
Common shares issued or for stock options exercises with a
nominal value of CHF 0.40 each		18,500
Common shares issued for the follow-on offering with a
nominal value of CHF 0.40 each		5,275,000
Restricted shares issue for bonus purposes	25,813
nominal value of CHF 0.40 each
Total, as of December 31	34,329,704	34,303,891

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

Issuance of common shares upon exercise of options

In 2015, beneficiaries of Stock Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 18,500 and an increase in the share capital of CHF 7,400. Total proceeds from the exercise to the Company were CHF 59,200.

Issuance of common shares with restrictions

For the business year 2015, 25,813 restricted common shares with a nominal value of CHF 0.40 were awarded and issued on January 7, 2016 under the Equity Incentive Plan for the purpose of share based bonus payments. The shares are fully vested on the grant date but remain subject to transfer restrictions for a period until January 7, 2019. The Company recorded a payroll charge of CHF 188,092 in 2015.

Controlled Equity Offering

On June 1, 2016, we entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which we may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to $35 million through Cantor. Any common shares offered and sold will be issued pursuant to our shelf registration statement on F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In 2016, we did not offer or sell any common shares under the Sales Agreement.

Authorized share capital

After the follow-on offering in May 2015 and as of December 31, 2015, the authorized capital amounted to CHF 1,204,706 or 3,011,765 registered shares with a nominal value of CHF 0.40 each.

On April 8, 2016, the annual general meeting of shareholders revised the provisions related to authorized and contingent capital of the Company and approved an increase and extension of the authorized share capital. As of December 31, 2016, the Company’s authorized capital amounted to CHF 6,860,000 and allowed to Board of Directors, subject to the terms and conditions set forth in the Articles of Association, to issue up to 17,150,000 fully paid registered shares with a nominal value of CHF 0.40 each.

Conditional share capital

The share capital may be increased by the issuance of up to 5,000,000 fully paid registered Common Shares with a nominal value of CHF 0.40 per share and to the maximum amount of CHF 2,000,000 in execution of subscription rights, which may be granted to employees, members of the Board of Directors as well as key service providers (see Note 13 for further reference).

The Company’s share capital may be further increased by the issuance of up to 12,150,000 fully paid registered Common Shares with a nominal value of CHF 0.40 per share and to the maximum amount of CHF 4,860,000 in execution of conversion rights in connection with warrants and convertible bonds of the Company. For the terms of the warrant issued to Hercules, refer to Note 24.

13. Share based compensation

Description

On November 21, 2008, the Company established share option programs (“Stock Option Plans A and B”) for employees, members of the Board of Directors as well as key service providers to purchase shares in the Company. Stock Option Plan A was amended and superseded by an updated version effective November 24, 2009, and replaced with amendments by Stock Option Plan C for any future option grants effective April 5, 2013. Grants under Stock Option Plan A and subsequently under Stock Option Plan C were offered in each year with vesting periods of three and four years; grants under Stock Option Plan B were made in 2008, 2009 and 2014 only. Stock Option Plan B was abolished in 2015 and no grants under Stock Option Plan B were made in 2015. In 2014, the Group introduced a further equity incentive plan, the EIP. The Company granted 555,660 options in 2016 (2015: 234,750) under the EIP.

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

Plan	Number of options outstanding	Vesting conditions	Contractual life of options
Stock option Plan A	92,500	3 years' service from grant date	5 years
Stock option Plan C	121,250	4 years' service from grant date	6 years
Equity Incentive Plan Board	102,500	1 year service from grant date	8 years
Equity Incentive Plan Employees / Board*	360,945	2 years' service from grant date (50%)	8 years
Equity Incentive Plan Employees / Board*	360,945	3 years' service from grant date (50%)	8 years

* 25,000 options issued to Bettina Stubinski, the former Chief Medical Officer of the Company, have vested early, on December 29, 2016 and will expire on March 29, 2017.

Measurement of fair values

The fair value of the options was measured based on the Black-Scholes formula.

Stock Option Plan
	Equity Incentive Plan 2016	Equity Incentive Plan 2016	Equity Incentive Plan 2015	Equity Incentive Plan 2015
Fair value at grant date	USD 0.308 (1 year vesting) USD 0.472 (2 year vesting) USD 0.583 (3 year vesting)	USD 1.094 (1 year vesting) USD 1.560 (2 year vesting) USD 1.888 (3 year vesting)	USD 1.161 (1 year vesting) USD 1.679 (2 year vesting) USD 2.052 (3 year vesting)	USD 2.289 (2 year vesting) USD 2.773 (3 year vesting)
Share price at grant date	USD 1.03	USD 3.66	USD 4.33	USD 5.75
Exercise price	USD 1.39	USD 3.92	USD 4.68	USD 5.98
Expected volatility	100.93%	82.00%	74.20%	74.20%
Expected life	1,2 and 3 years	1,2 and 3 years	1, 2 and 3 years	2 and 3 years
Expected dividends	–	–	–	–
Risk-free interest rate	1.84%	1.83%	2.28%	2.06%

The Company has historically been a private company and started trading publicly in August 2014. Therefore, for the March 2015 grants under the EIP the Company lacks significant Company-specific historical and implied volatility information. For the aforementioned grants, the Company estimates expected volatility based on comparable public company data for these grants. For September 2015 award under the EIP and any grant thereafter, the Company used its own historic volatility. The expected life of all options is assumed to correspond to the vesting period.

The total expense recognized for equity-settled share-based payment transactions were CHF 290,783 in 2016 (2015: CHF 311,671, 2014: 270,747).

The number and weighted average exercise prices (in CHF) of options under the share option programs for Stock Option Plan A, Stock Option Plan C and the EIP are as follows:

	2016			2015
	Number of options	Weighted average exercise price	Weighted average remaining term	Number of options	Weighted average exercise price	Weighted average remaining term
Outstanding at January 1	629,010	4.92	5.42	419,010	4.61	4.86
Expired during the year	(17,500)	0	0	0	0	0
Forfeited during the year	(129,030)	0	0	(6,250)	0	0
Exercised during the year	0	0	0	(18,500)	3.20	0
Granted during the year	555,660	1.99	7.81	234,750	5.31	7.61
Outstanding at December 31	1,038,140	3.36	6.14	629,010	4.92	5.42
Exercisable at December 31	199,005	4.56	3.11	71,250	4.15	1.31

The range of exercise prices for outstanding options was CHF 1.35 to CHF 6.01 as of December 31, 2016 and CHF 3.20 to CHF 6.01 as of December 31, 2015.

14. Trade and other payables

	December 31, 2016	December 31, 2015
Trade accounts payable - third parties	1,733,319	965,472
Other	104,678	240,050
Total trade and other payables	1,837,997	1,205,522

15. Accrued expenses

	December 31, 2016	December 31, 2015
Accrued research and development costs including milestone payments	4,307,089	4,403,622
Professional fees	316,470	291,629
Accrued vacation & overtime	115,749	44,238
Employee benefits incl. share based payments	138,960	188,092
Board of Directors fees	1,529	-
Other	26,945	33,731
Total accrued expenses	4,906,742	4,961,312

16. Research and development expense

	December 31, 2016	December 31, 2015	December 31, 2014
Pre-clinical projects	546,429	468,326	1,160,058
Clinical projects	16,639,304	20,808,025	12,141,571
Drug manufacturing and substance	2,608,814	1,866,148	1,383,581
Employee benefits and expenses	2,854,624	2,140,664	1,718,212
Lease expenses	84,344	42,953	68,082
Patents and trademarks	941,836	824,201	665,023
Regulatory projects	1,043,287	331,822	519,104
Depreciation tangible assets	58,125	54,037	48,830
Total research and development expense	24,776,763	26,536,176	17,704,461

17. General and administrative expense

	December 31, 2016	December 31, 2015	December 31, 2014
Employee benefits and expenses	2,174,543	1,502,900	1,136,677
Business development	45,649	72,562	237,720
Travel expenses	158,774	257,454	169,602
Administration expenses	2,969,796	2,386,791	2,014,178
IPO expenses, expensed	–	–	822,367
Lease expenses	63,695	59,665	35,072
Depreciation tangible assets	39,475	38,740	25,153
Capital tax expenses	(5,420)	23,458	48,281
Total general and administrative expenses	5,446,512	4,341,570	4,489,051

As of March 31, 2014, management determined that a successful completion of an IPO was not deemed to be more likely than not thus CHF 822,367 were expensed in the first quarter of 2014.

18. Employee benefits

	December 31, 2016	December 31, 2015	December 31, 2014
Salaries	3,662,180	2,833,741	2,259,112
Pension costs	342,805	282,517	118,755
Other social benefits	301,537	191,079	131,939
Share based payments costs	290,783	311,671	270,748
Recruitment costs	391,035	–	–
Other personnel expenditures	40,827	24,557	74,334
Total employee benefits	5,029,167	3,643,565	2,854,888

Benefit plans

The Company participates in a retirement plan (the “Plan”) organized as an independent collective foundation, that covers all of its employees in Switzerland, including management. The collective foundation is governed by a foundation board. The board is made up of an equal number of employee and employer representatives of the affiliated companies. The Company has no direct influence on the investment strategy of the collective foundation. Moreover, certain elements of the employee benefits are defined in the same way for all affiliated companies. This is mainly related to the annuity factors at retirement and to interest allocated on retirement savings. The employer itself cannot determine the benefits or how they are financed directly. The foundation board of the collective foundation is responsible for the determination of the investment strategy, for making changes to the pension fund regulations and in particular, also for defining the financing of the pension benefits.

The old age benefits are based on retirement savings for each employee, coupled with annual retirement credits and interest (there is no possibility to credit negative interest). At retirement age, the insured members can choose whether to take a pension for life, which includes a spouse’s pension, or a lump sum. In addition to retirement benefits, the plan benefits also include disability and death benefits. Insured members may also buy into the scheme to improve their pension provision up to the maximum amount permitted under the rules of the plan and may withdraw funds early for the purchase of a residential property for their own use subject to limitations under Swiss law. On leaving the Company, retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This type of benefit may result in pension payments varying considerably between individual years. In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits. In Switzerland, the minimum interest rate applicable to these minimum retirement savings is set by the Swiss Federal Council at least once every two years. In 2014 and 2015 the rate was 1.75% and 1.25% in 2016.

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

The following tables present information about the net defined benefit liability and its components:

Change in defined benefit obligation

	2016	2015
Defined benefit obligation at January 1	5,427,776	4,895,667
Service costs	319,173	261,778
Plan participants' contribution	218,275	171,196
Interest cost	62,916	58,943
Actuarial losses	417,937	7,750
Transfer-out amounts	(1,276,315)	(353,925)
Transfer-in amounts of new employees	1,953,079	386,367
Defined benefit obligation at December 31	7,122,841	5,427,776

The defined benefit obligation includes only liabilities for active employees. The weighted average modified duration of the defined benefit obligation at December 31, 2016 is 21.7 years (2015: 22.4 years).

Change in fair value of plan assets

	2016	2015
Fair value of plan assets at January 1	3,851,943	3,485,069
Interest income	47,994	44,070
Return on plan assets excluding interest income	23,835	(46,164)
Employer contributions	220,306	171,196
Plan participants' contributions	218,275	171,196
Transfer-out amounts	(1,276,315)	(353,925)
Transfer-in amounts of new employees	1,953,079	386,367
Administration expense	(8,710)	(5,866)
Fair value of plan assets at December 31	5,030,407	3,851,943

Net defined benefit liability recognized in the statement of financial position

	December 31, 2016	December 31, 2015
Present value of funded defined benefit obligation	7,122,841	5,427,776
Fair value of plan assets	(5,030,407)	(3,851,943)
Net defined benefit liability	2,092,434	1,575,833

Defined Benefit Cost

	2016	2015	2014
Service cost	319,173	261,778	111,513
Net interest expense	14,922	14,873	4,188
Administration expense	8,710	5,866	3,054
Total defined costs for the year recognized in profit or loss	342,805	282,517	118,755

Remeasurement of the Defined Benefit Liability

	2016	2015	2014
Actuarial loss (gain) arising from changes in financial assumptions	412,396	(167,623)	699,456
Actuarial loss arising from experience adjustments	264,417	175,375	784,766
Actuarial gain arising from demographic assumptions	(258,876)	–	–
Return on plan assets excluding interest income	(23,835)	46,164	(382,755)
Total defined benefit cost for the year recognized in the other comprehensive loss	394,102	53,916	1,101,467

Assumptions

At December 31	2016	2015	2014
Discount rate	0.70%	1.10%	1.20%
Future salary increase	1.10%	1.10%	1.50%
Pension indexation	0.00%	0.00%	0.00%
Mortality and disability rates	BVG2015G	BVG 2010G	BVG 2010G

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

December 31,	2016	2015
Chance in assumption	0.25 % increase	0.25 % increase
Discount rate	(324,057)	(248,110)
Salary increase	42,181	39,749
Pension indexation	201,221	148,095
Change in assumption	+ 1 year	+ 1 year
Life expectancy	167,161	106,136

19. Finance income and finance expense

	2016	2015	2014
Interest income	67,565	36,562	52,133
Net foreign currency exchange gain	843,950	1,806,206	4,164,189
Revaluation gain from derivative financial instruments	291,048	–	–
Total finance income	1,202,563	1,842,768	4,216,322
Interest expense related parties	–	–	49,635
Interest expense (incl. Bank charges)	828,547	7,985	6,175
Net foreign currency exchange loss	944,047	662,100	152,015
Total finance expense	1,772,594	670,085	207,825
Finance income/(expense), net	(570,031)	1,172,683	4,008,497

In 2014, interest expense on convertible loans of CHF 49,635 did not result in a net cash outflow. In 2016, net foreign currency exchange gains contain translation gains of CHF 396,665 (2015: CHF 1,154,513; 2014: CHF 3,961,731) which arose on the Company’s USD and EUR denominated cash and cash equivalents. In 2016, interest expenses include interest paid to Hercules Capital, Inc. under the Loan and Security Agreement in an amount of CHF 546,170.

20. Taxation

The Group’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

	2016	2015	2014
Deferred income tax expense	–	(32,761)	(32,761)
Deferred income tax gain	131,055	32,761	32,761
	131,055	–	–

The Group’s effective income tax expense differed from the expected theoretical amount computed by applying the Group’s applicable weighted average tax rate of 21.5% in 2016 (2015: 21.9%, 2014: 23%) as summarized in the following table:

Reconciliation	2016	2015	2014
Loss before income tax	(30,793,306)	(29,705,063)	(18,185,015)
Income tax at statutory tax rates applicable to results in the respective countries	6,629,237	6,493,569	4,177,780
Effect of unrecognized temporary differences	(27,072)	(105,395)	(273,073)
Effect of unrecognized taxable losses	(6,360,837)	(6,438,609)	(4,160,118)
Effect of previously unrecognised deferred tax asset	131,055
Effect of expenses deductible for tax purposes	2,505
Effect of expenses not considerable for tax purposes	23,716
Effect of impact from application of different tax rates	(267,695)
Effect of unrecognized deferred tax due to change in income tax rate	–		156,005
Effect of unrecognized taxable losses in equity	146	50,435	99,406
Income tax (expense)/income	131,055	–	–

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of December 31 is presented below:

Deferred Tax Liabilities	December 31, 2016	December 31, 2015
Intangible assets	(327,637)	(327,637)
Hercules Loan Facility and Warrant	(76,390)	–
Total	(404,027)	(327,637)

Deferred Tax Asset	December 31, 2016	December 31, 2015
Net operating loss (NOL)	207,445	–
Total	207,445	–

Deferred Tax, net	(196,582)	(327,637)

Deferred Tax 2016	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(327,637)	–	–	(327,637)
Hercules Loan Facility and Warrant	–	(76,390)	–	(76,390)
Net operating loss (NOL)	–	207,445	–	207,445
Total	(327,637)	131,055	–	(196,582)

Deferred Tax 2015	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(327,637)	–	–	(327,637)
Provisions	(32,761)	32,761	–	–
Net operating loss (NOL)	32,761	(32,761)	–	–
Total	(327,637)	–	–	(327,637)

As of December 31, 2016, the Group had total gross tax loss carry forwards amounting to CHF 115.4 million (2015: CHF 86 million), of which CHF 114.3 million related to Auris Medical AG, Auris Medical Holding AG and Otolanum AG in Switzerland and CHF 1.1 million to Auris Medical Inc. in the United States (2015: CHF 84.9 million for Auris Medical AG and Otolanum AG and CHF 1.1 million for Auris Medical Inc.).

The Group’s tax loss carry-forwards with their expiry dates are as follows:

	December 31, 2016	December 31, 2015
Within 1 year	1,859,601	1,686,986
Between 1 and 2 years	9,928,391	3,613,999
Between 3 and 7 years	102,542,641	79,651,641
More than 7 years	1,087,543	1,073,609
Total	115,418,176	86,026,235

The tax effect of the major unrecognized temporary differences and loss carry-forwards is presented in the table below:

	December 31, 2016	December 31, 2015
Deductible temporary differences
Employee benefit plan	450,227	348,259
Stock option plans	–	183,023
Total potential tax assets	450,227	531,282

Taxable unrecognized temporary differences
Property and equipment	–	–
Total unrecognized potential tax liabilities	–	–

Offsetting potential tax liabilities with potential tax assets	–	–
Net potential tax assets from temporary differences not recognized	450,227	531,282
Potential tax assets from loss carry-forwards not recognized	25,082,968	19,049,472
Total potential tax assets from loss carry-forwards and temporary differences not recognized	25,533,195	19,580,754

21. Loss per share

	December 31, 2016	December 31, 2015	December 31, 2014
Loss attributable to owners of the Company	(30,662,251)	(29,705,063)	(18,185,015)
Weighted average number of shares outstanding	34,329,280	32,299,166	27,692,494
Basic and diluted loss per share	(0.89)	(0.92)	(0.66)

For the years ended December 31, 2016 and 2015 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the Stock Option Plans (Note 13) and the warrant issued to Hercules (Note 24) as they would be anti-dilutive. As of December 31, 2016, the Company has 1,038,140 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2016 and December 31, 2016 was 769,529 (524,010 for the period between January 1, 2015 and December 31, 2015). As of December 31, 2016, the Company issued warrants to purchase up to 241,117 of its common shares outstanding.

22. Commitments and contingencies

Operating lease commitments

On October 1, 2016, the Group entered into a lease for a new office space under an operating lease agreement. The lease has a five year fixed term, subject to a one-time cancellation option effective as per September 30, 2019. Effective December 31, 2016, the Group entered into a termination agreement related to a lease entered into on April 1, 2013.

The future minimum lease payments under non-cancellable operating leases that are not accounted for in the statement of financial position were as follows:

	December 31, 2016	December 31, 2015
Within one year	161,110	100,572
Between one and five years	607,161	114,465
Total	768,271	215,037

Office lease expenses of CHF 148,039, CHF 107,450 and CHF 99,072 were booked in 2016, 2015 and 2014, respectively, in the consolidated statement of profit or loss and other comprehensive loss.

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

Compensation of the members of the Board of Directors and Management

In 2016, the total compensation paid to management amounted to CHF 1,871,406 (2015: CHF 1,619,208; 2014: CHF 1,220,677). The fees paid to members of the Board of Directors in 2016 for their activities as board members totaled CHF 364,276 (2015: CHF 329,827; 2014: CHF 143,647).

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

	Executive Management			Board of Directors			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Short term benefits	1,554,850	1,363,796	1,008,817	325,493	268,810	81,567	1,880,343	1,632,606	1,090,384
Post-employee benefits years	88,838	78,721	63,386	–	–	–	88,838	78,721	63,386
Share-based payment charge	217,981	176,691	148,474	103,380	61,017	62,080	321,361	237,708	210,554
Total	1,861,669	1,619,208	1,220,677	428,873	329,827	143,647	2,290,542	1,949,035	1,364,324

In 2016, CHF 321,361 (2015: CHF 237,708; 2014: CHF 210,554) was expensed for grants of stock options to members of the Board of Directors and management. The 2016 share based payment charge shown above excludes adjustments for instruments forfeited in 2016 due to termination of service. Contributions to pension schemes amounted to CHF 88,838, CHF 78,721 and CHF 63,386 during the years 2016, 2015 and 2014, respectively. No termination benefits or other long term benefits were paid.

Members of the Board of Directors and management held 656,355, 457,510 and 287,510 stock options as of December 31, 2016, 2015, and 2014, respectively.

For the business year 2015, the Company granted 25,813 (2014: 20,881) restricted shares to employees under the Equity Incentive Plan (2014: Stock Option Plan B). The grant price for the 2015 awards was the closing price of our shares on January 7, 2016 (USD 7.08) and resulted in a total payroll charge of CHF 188,092 (2014: CHF 92,565). These shares vest upon grant and have a sale restriction for a period of 3 years. For the 2016 business year, no restricted shares were issued.

Controlled Equity OfferingSM

Thomas Meyer, our Chief Executive Officer, or the Share Lender, has entered into a share lending agreement with Cantor to facilitate the timely settlement of common shares sold under the Sales Agreement with Cantor. Pursuant to the terms of the share lending agreement, the Share Lender will lend common shares to Cantor so that those common shares may be delivered by Cantor to purchasers of common shares sold in the offering. Cantor will return common shares to the Share Lender upon the issuance of new common shares by the Company to Cantor. Neither the Company nor the Share Lender will receive any compensation for this arrangement.

24. Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to $20.0 million with Hercules, as administrative agent and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares in Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts.

The loan was initially recognized at transaction value less the fair value of the warrant as of the transaction date and less directly attributable transactions costs. Following the initial recognition, the loan is measured at amortized cost using the effective interest method. As of December 31, 2016, the loan is valued at CHF 12,364,204. Of the CHF 12,364,204 an amount of CHF 2,212,706, reflecting amortization payments due within the next 12 months, is classified as current liability and the remainder as non-current liability. In connection with the loan facility, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of $3.94 per share. As of July 19, 2016, the warrant is exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The fair value calculation of the warrant is based on the Black-Scholes option pricing model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. As the warrant is part of the loan transaction, its initial fair value was deducted from the loan proceeds and accounted for as non-current financial liability. Following the initial recognition, the warrant is measured at fair value and changes in fair value are shown as profit or loss.

As of December 31, 2016 the fair value of the warrant amounts to CHF 117,132. Since its initial recognition, the fair value decreased by CHF 291,048 resulting in a gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).

25. Events after the balance sheet date

Interference Proceedings

On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving the Company’s issued U.S. patent No. 9,066,865 (the “’865 Patent”) and Otonomy’s U.S. patent application No. 13/848,636 (the “’636 Application”). The patent interference identified claims 1-9 in the ’865 Patent as interfering with claims 38, 43 and 46-50 of the ’636 Application. The ’865 Patent discloses methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims of the ’865 Patent are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ’636 Application were refused. In addition, claims 1-8 of the ’865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. The USPTO’s decision is not final and may be appealed. Although the Company is still analyzing what effect, if any, the cancellation of claims 1-8 of the ’865 Patent will have on the remainder of the ’865 patent family, the Company does not expect the interference proceedings to impact its intellectual property portfolio relating to Keyzilen® and AM-111. However, given that the USPTO’s decision is subject to appeal, there can be no assurance that the final outcome of the interference proceedings will not have a material adverse effect on the Company’s intellectual property portfolio.

Otifex

On February 2, 2017, the Company entered into an asset purchase agreement with Otifex, pursuant to which the Company agreed to purchase and Otifex has agreed to sell certain preclinical and clinical assets related to a formulation for the intranasal application of Betahistine, which the Company refers to as AM-125. The Company plans to develop the formulation for vestibular disorders. The asset purchase agreement provides for an upfront and a development milestone payment which, in the aggregate, equal an amount less than $500,000.

Equity Offering

On February 21, 2017, the Company completed a public offering of (the “Offering”) 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to the Company from the Offering were approximately CHF 9.2 million ($9.1 million), after deducting underwriting discounts and other estimated offering expenses payable by the Company.

Roth Capital Partners, LLC (the “Underwriter”) was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. All of the common shares and warrants in the Offering were sold by the Company. On February 15, 2017, the Underwriter partially exercised its 30-day option to purchase additional common shares and/or warrants in the amount of 1,350,000 warrants.

The warrants are exercisable beginning on the date of issuance, and at any time up to five years from the date of issuance. Each warrant represents the right to purchase 0.70 of a common share at an exercise price equal to $1.20 per share. The exercise price is subject to adjustment upon the occurrence of certain events; provided that in no event will the exercise price per share be lower than the nominal value of a common share at the time of exercise.