Form 20-F
period 2017-12-31
Auris Medical Holding AG
filed 2018-03-22
CIK 1601936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 000-55917
AURIS MEDICAL HOLDING AG
(Exact name of Registrant as specified in its charter)
Switzerland
(Jurisdiction of incorporation)
Bahnhofstrasse 21
6300 Zug
Switzerland
(Address of principal executive offices)
Thomas Meyer
Tel: +41 (0)41 729 71 94
Bahnhofstrasse 21
6300 Zug
Switzerland
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Copies to:
Sophia Hudson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212) 450 4000
Fax: (212) 701 5800
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, nominal value CHF 0.02 per share	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.
Common shares: 48,373,890*
* 4,837,389 shares if adjusted to reflect the 10:1 “reverse stock split” effected through a statutory merger in connection with our corporate reorganization on March 13, 2018.
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
Emerging Growth Company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17 ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes ☒  No

AURIS MEDICAL HOLDING AG

___________________

i

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (the “Annual Report”) to “Auris Medical Holding AG” or “Auris,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical Holding AG (formerly Auris Medical AG), together with its subsidiaries, prior to our corporate reorganization by way of the Merger (as defined below) on March 13, 2018 (i.e. to the transferring entity), and to Auris Medical Holding AG (formerly Auris Medical NewCo Holding AG), together with its subsidiaries after the Merger (i.e. to the surviving entity). The trademarks, trade names and service marks appearing in this Annual Report are property of their respective owners.
Unless indicated or the context otherwise requires, all references in this Annual Report to our common shares as of any date prior to March 13, 2018 refer to our common shares (having a nominal value of CHF 0.40 each) prior to the 10:1 “reverse stock split” effected through the Merger and all references to our common shares as of, and after, March 13, 2018 refer to our common shares (having a nominal value of CHF 0.02 each) after the 10:1 “reverse stock split” effected through the Merger.
The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss Franc” and “CHF” refer to the legal currency of Switzerland.

–––––––––––––

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
Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development-stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products;

•	the outcome of our review of strategic options and of any action that we may pursue as a result of such review;

•
our dependence on the success of Keyzilen® (AM-101), AM-111 and AM-125, which are still in clinical development and may eventually prove to be unsuccessful, or that the post-hoc analysis in the subpopulation of profound acute hearing loss patients in the HEALOS trial may not be considered acceptable for regulatory filing purposes by relevant health authorities, which may impair our ability to raise additional funding to continue the development of our product candidates;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive, ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

•	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

•	our ability to comply with the requirements under our term loan facility with Hercules, including repayment of amounts outstanding when due;

•	our ability to meet the continuing listing requirements of Nasdaq and remain listed on the Nasdaq Capital Market;

•	the chance that certain intangible assets related to our product candidates will be impaired; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk factors”.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

v

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management
Not applicable.

B.	Advisers
Not applicable.

C.	Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics
Not applicable.

B.	Method and expected timetable
Not applicable.
ITEM 3. KEY INFORMATION

A.	Selected Financial Data
The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 has been derived from our consolidated financial statements presented elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial data for the years ended December 31, 2014 and 2013 has been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS and which have not been included herein.
This financial information should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated audited financial statements, including the notes thereto, included in this Annual Report.

	For the years ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of CHF except for share and per share data)
Profit or Loss and Other Comprehensive Loss:
Research and development	(19,211)	(24,777)	(26,536)	(17,705)	(13,254)
General and administrative	(5,150)	(5,447)	(4,342)	(4,489)	(1,362)
Operating loss	(24,361)	(30,224)	(30,878)	(22,194)	(14,616)
Interest income	54	68	37	52	74
Interest expense	(1,640)	(829)	(8)	(56)	(53)
Foreign currency exchange gain/(loss), net	(825)	(100)	1,144	4,012	(104)
Revaluation gain from derivative financial instruments	3,372	291	—	—	—
Transaction costs	(1,027)
Loss before tax	(24,427)	(30,794)	(29,705)	(18,186)	(14,699)
Income tax gain	18	131	—	—	—
Income tax expense	—	—	—	(306)	—
Net loss attributable to owners of the Company	(24,409)	(30,663)	(29,705)	(18,492)	(14,699)
Other comprehensive loss:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	272	(394)	(54)	(1,101)	(58)
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	50	(20)	(13)	(105)	32
Other comprehensive income/(loss)	322	(414)	(67)	(1,206)	(26)
Total comprehensive loss attributable to owners of the Company	(24,087)	(31,077)	(29,772)	(19,698)	(14,725)
Net loss per share(1)
Net loss per share, basic and diluted(2)	(0.56)	(0.89)	(0.92)	(0.66)	(1.01)
Weighted-average number of shares used to compute net loss per common share, basic and diluted	43,741,870	34,329,280	32,299,166	27,692,494	14,917,064
___________________

(1)
For periods prior to the closing of our initial public offering, net loss per share includes preferred shares, which were converted on a one-for-one basis upon the closing of our initial public offering.

(2)	Basic net loss per common share and diluted net loss per common share are the same. See Note 21 to our audited consolidated financial statements included elsewhere in this Annual Report.

	As of December 31,
	2017	2016	2015	2014	2013
		(in thousands of CHF)
Statement of Financial Position Data:
Cash and cash equivalents	14,973	32,442	50,237	56,934	23,866
Total assets	17,826	35,658	52,812	59,493	26,252
Total liabilities	19,888	21,515	8,070	6,210	17,219
Share capital	19,350	13,732	13,722	11,604	6,487
Total shareholders’ (deficit)/equity attributable to owners of the Company	(2,162)	14,143	44,741	53,283	9,034

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in CHF per U.S. Dollar. The rates were derived from the U.S. Federal Reserve Bank’s reported exchange rates. On March 16, 2018, the exchange rate as reported by the U.S. Federal Reserve Bank was CHF 0.9532 to $1.00.

	Period-end	Average for period	Low	High
	(CHF per U.S. dollar)
Year Ended December 31:
2013	0.8904	0.9269	0.8856	0.9814
2014	0.9934	0.9147	0.8712	0.9934
2015	1.0017	0.9628	0.8488	1.0305
2016	1.0160	0.9848	0.9536	1.0334
2017	0.9738	0.9842	0.9456	1.0266
Month Ended:
September 30, 2017	0.9688	0.9625	0.9456	0.9745
October 31, 2017	0.9968	0.9821	0.9732	0.9990
November 30, 2017	0.9838	0.9915	0.9788	1.0014
December 31, 2017	0.9738	0.9870	0.9738	0.9928
January 31, 2018	0.9738	0.9604	0.9321	0.9832
February 28, 2018	0.9430	0.9355	0.9232	0.9438
March, 2018 (through March 16, 2018)	0.9532	0.9455	0.9378	0.9532

B.	Capitalization and indebtedness
Not applicable.

C.	Reasons for the offer and use of proceeds
Not applicable.

D.	Risk factors
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
Risks Related to Our Business and Industry
We are in the process of evaluating our clinical trial data following the failure of the Phase 3 trial for our lead product candidate, Keyzilen®. In addition, we are preparing discussions with key health authorities on the regulatory pathway for our second lead product candidate AM-111, which did not meet the primary efficacy endpoint in a Phase 3 trial, but showed in post-hoc analyses clinically meaningful and nominally significant treatment effects in a subpopulation. We cannot give any assurance that these candidates will continue to be developed, receive regulatory approval or be successfully commercialized, and we are assessing strategic options focused on enhancing shareholder value.
We do not have any products that have gained regulatory approval. We have two lead clinical-stage product candidates, (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) AM-111, which is being developed for the treatment of acute inner ear hearing loss. On March 13, 2018, we announced that preliminary top-line data from the TACTT3 Phase 3 clinical trial with Keyzilen® indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Index score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. This followed our announcement in

August 2016 that, TACTT2, the previously conducted Phase 3 sister trial with Keyzilen®, did not meet its two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. In addition, on November 28, 2017, we announced that the HEALOS Phase 3 clinical trial that investigated our other lead product candidate, AM-111, in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, in post-hoc analyses a clinically meaningful and nominally significant improvement in hearing was observed in the subpopulation of patients with acute profound hearing loss at baseline.
As a result, we are in the process of evaluating strategic options for the Company focused on enhancing shareholder value. The review will include a thorough evaluation of the Company's current development plan, including a review of the relevant Keyzilen® clinical trial data, the regulatory pathway for developing AM-111 for the indication of treating profound acute hearing loss and the Company’s future direction, including whether we will continue to seek the development, regulatory approval and commercialization of either Keyzilen® or AM-111 in the future, or pursue an alternative course of action. There is no guarantee that we will be successful in any pursuit of strategic options or if we do continue our efforts to develop and commercialize either Keyzilen® or AM-111 in the future, or that any alternative course of action will lead to the success of our business.
If we continue development of our product candidates, we would need to conduct additional studies and trials in the future, in order to pursue regulatory approval. We will need to raise additional capital to fund any such additional study, and we may be unable to secure such capital. If we are not able to raise additional capital, we may not be able to complete the development, testing and commercialization of our product candidates. In addition, we may be forced to refinance our existing indebtedness or ramp down our business activity. If we are not able to raise additional capital when needed, there would be substantial doubt as to our ability to continue as a going concern. See “-We expect that we will need substantial additional funding before we can expect to become profitable from sales of our products. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.”
We are a development-stage company and have a limited operating history and a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.
We are a development-stage biopharmaceutical company with limited operating history. Since inception, we have incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 24.4 million, CHF 30.7 million and CHF 29.7 million for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, we had an accumulated deficit of CHF 136.1 million.
Our losses have resulted principally from expenses incurred in research and development of our product candidates, pre-clinical research and general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our product candidates in clinical development. In our financial year ended December 31, 2017, we incurred CHF 19.2 million in research and development costs, and we expect that our total operating expense in 2018 will be in the range of CHF 10.0 to CHF 12.0 million.
To date, we have financed our operations through the initial public offering and a follow-on offering of our common shares, private placements of equity securities and short- and long-term loans. On July 19, 2016, we entered into a Loan and Security Agreement with Hercules Technology Growth Capital, Inc., or Hercules. The agreement provides us with a senior secured term loan facility for up to $20 million. As of December 31, 2017, we have drawn $12.5 million under the facility of which we have repaid $2.2 million.
We have no products approved for commercialization and have never generated any revenues from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we have a product candidate approved for commercialization and begin to generate revenues from product sales.
We have never generated any revenue from product sales and may never be profitable.
We have no products approved for commercialization and have never generated any revenue. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and obtain the marketing approvals necessary to commercialize, one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we obtain regulatory approval for, and commercialize, Keyzilen®, AM-111 or AM-125. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	completing research and clinical development of our product candidates;

•	obtaining marketing approvals for our product candidates, including Keyzilen®, AM-111 or AM-125, for which we will have to complete clinical trials;

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
We may be unable to develop and commercialize Keyzilen®, AM-111, AM-125 or any other product candidate and, even if we do, may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business or continue our operations.
We expect that we will need substantial additional funding before we can expect to become profitable from sales of our products. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.
We expect our research and development expenses to remain significant in connection with our ongoing clinical development activities, particularly as we continue our ongoing trials of AM-125, may initiate new trials of Keyzilen® and AM-111 and initiate pre-clinical and clinical development of other product candidates. We expect that our total operating expense in 2018 will be in the range of CHF 10.0 to 12.0 million. As of December 31, 2017, our cash and cash equivalents were CHF 15.0 million. We believe that our existing cash and cash equivalents (including the net proceeds from the equity offering completed in January 2018) will enable us to fund our operating expenses and capital expenditure requirements at least until the fourth quarter of 2018. Our assumptions may prove to be wrong, and we may have to use our capital resources sooner than we currently expect. If we are unable to raise capital when needed, we could be forced to delay, suspend, reduce or terminate our product development programs or commercialization efforts. Also, should we fail to raise sufficient funds to cover our operating expenditures for at least a 12 month period, we may no longer be considered a “going concern”. The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. Should the Company’s assets fall short of its liabilities as evidenced by the Company’s standalone Swiss GAAP accounts, the board of directors will have to immediately take steps to restructure the business or if it fails to do, file for bankruptcy. If the board of directors fails to take appropriate action, under Swiss law, in case of such over-indebtedness, the auditors may, according to Swiss law, file for bankruptcy on the Company’s behalf. Our future funding requirements will depend on many factors, including but not limited to:

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
We expect that we will require additional funding to continue our ongoing clinical development activities and seek to obtain regulatory approval for, and commercialize, our product candidates. If we receive regulatory approval for any of our product candidates, and if we choose to not grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to continue to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.
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
We do not have a history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.
Our operations to date have been limited to financing and staffing our company, developing our technology and developing our product candidates. We have not yet demonstrated an ability to successfully complete large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.
Risks Related to the Development and Clinical Testing of Our Product Candidates

We depend entirely on the success of Keyzilen®, AM-111 and AM-125, which are still in clinical development. If our clinical trials are unsuccessful, we do not obtain regulatory approval or we are unable to commercialize Keyzilen®, AM-111 and AM-125, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.
We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of Keyzilen®,AM-111 and AM-125, which are still in clinical development. Our ability to generate product revenues, which we do not expect will occur for at least the next few years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. We currently generate no revenues from sales of any drugs, and we may never be able to develop or commercialize a marketable drug. The success of Keyzilen®, AM-111, AM-125 and our other product candidates will depend on several factors, including the following:

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
If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize Keyzilen®, AM-111 or AM-125, which would materially adversely affect our business, financial condition and results of operations.
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

To date, we have not completed all clinical trials required for the approval of any of our product candidates. Keyzilen® and AM-111 are in Phase 3 clinical development and AM-125 is in Phase 1 clinical development.
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
Positive or timely results from pre-clinical or early-stage trials do not ensure positive or timely results in late-stage clinical trials or product approval by the FDA, the EMA or comparable foreign regulatory authorities. Product candidates that show positive pre-clinical or early clinical results may not show sufficient safety or efficacy in later stage clinical trials and therefore may fail to obtain regulatory approvals. For example, although Keyzilen® achieved favorable results in our Phase 2 efficacy trial, in August 2016, we announced that the Phase 3 TACTT2 clinical trial of Keyzilen® did not meet its two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. Additionally, on March 13, 2018, we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. We are currently investigating the outcomes, including those in TACTT2, the previously conducted sister trial.
Also, pre-clinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. The FDA, the EMA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.
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
In the case of Keyzilen®, our endpoints in Phase 3 clinical trials are based on patient reported outcomes, some of which are captured daily from trial participants with electronic diaries. Based on insights from our analysis of the TACTT2 trial, we believe the high frequency of tinnitus loudness ratings over an extended period of time may have caused a number of patients to excessively focus on their tinnitus symptoms, thereby influencing the measured outcome. In addition, low compliance with daily reporting requirements may impact the trials’ validity or statistical power.
Under the SPA with the FDA, we agreed to use the Tinnitus Functional Index, or TFI, as a co-primary efficacy endpoint in the TACTT2 trial and a secondary efficacy endpoint in the TACTT3 trial. Based on the outcomes from the TACTT2 trial, we amended our protocol for the TACTT3 Phase 3 clinical trial of Keyzilen® in two steps. Under the final, amended trial protocol, the change in TFI score was elevated from a key secondary endpoint to a primary efficacy endpoint, the trial size was increased to enhance statistical sensitivity to the effects of treatment, and the subgroup of patients with otitis media-related tinnitus was included in confirmatory statistical testing along with the overall study population. We used a different tinnitus questionnaire in the previous clinical trials with Keyzilen® (Tinnitus Handicap Inventory 12, THI-12, a 12-item short version of the 25-item Tinnitus Handicap Inventory, or THI). Unlike the THI-12, the TFI was developed and validated broadly in accordance with the FDA’s guidance for patient-reported outcome measures and with the explicit aim of measuring treatment-related changes in tinnitus. In addition, the TFI covers all important domains of negative tinnitus impact including sleep difficulties, whereas the THI-12 does not include any sleep-related item. In spite of the methodological superiority of the TFI and a 2011 study by Meikle et al. showing a high correlation between THI and TFI scores with higher responsiveness to change of the latter, there is no assurance that outcomes with the TFI will be qualitatively and quantitatively similar or the same as those that would result with the THI-12. In the TACTT2 trial, treatment with Keyzilen® did not result in a clinically meaningful change in TFI in the overall trial population. The preliminary top-line data from the TACTT3 trial also indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation.
For calculating the statistical power of the extended TACTT3 trial, we made certain hypotheses regarding the size of the true treatment effect of Keyzilen® over placebo and the related standard deviations. For the TFI, those were based on actual outcomes for the subpopulation of otitis media-related tinnitus in the TACTT2 trial, whereas the standard deviation was taken at the 80% confidence level (meaning that the probability is 80% that the true standard deviation is not higher). The statistical power for detecting a true treatment effect of at least 5 TFI points in the overall trial population or of at least 7 TFI points in the subpopulation with otitis media related tinnitus was calculated at about 90%. On March 13, 2018, we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. We are currently investigating the outcomes, including those in TACTT2, the previously conducted sister trial.
In the case of AM-111, we are evaluating the safety and efficacy in an idiopathic condition which implies a considerable heterogeneity in the etiology and natural history of the condition. In addition, we are dealing with a limited availability of detailed and reliable data relating to the natural history of acute hearing loss, which implies substantial uncertainty with regards to the design of clinical trials, e.g. for determining the number of patients required for statistical testing or the size of the expected treatment effect. For example, a Phase 2 clinical trial with AM-111 showed a strong relationship between the level or severity of initial hearing loss and the size of the treatment effect for active-treated patients compared to placebo-treated patients. Whereas a high spontaneous recovery rate and no treatment effects were observed in patients with mild to moderate hearing loss at baseline, lower spontaneous recovery and meaningful treatment effects were observed in patients with severe to profound hearing loss. Accordingly, enrollment into the Phase 3 trials HEALOS and ASSENT was restricted to patients with severe-profound hearing loss at baseline. On November 28, 2017, we announced that the HEALOS Phase 3 clinical trial that investigated AM-111 in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the AM-111 0.4 mg/mL treatment group. Accordingly, in HEALOS we found confirmation about the relationship between severity of hearing loss and the size of therapeutic effects; however, such therapeutic effects were not observed in the subgroup of patients with severe initial hearing loss but rather, unlike in the Phase 2 trial, only in the subgroup with profound initial hearing loss. We understand from animal studies that the pharmacological target for AM-111 is only activated in case of severe acute cochlear injury; however, activation of this target cannot be determined in humans, and we have to rely on the measurement of hearing loss for assessing the severity of injury.
We plan to obtain guidance from the FDA and EMA on the regulatory path forward in light of the results from HEALOS. We expect that we will need to conduct at least one more trial in order to confirm the therapeutic effects of AM-111 in patients with acute profound hearing loss.
Orphan drug designation for AM-111 was granted by the FDA and EMA for the treatment of acute sensorineural hearing loss, or ASNHL, an umbrella term that comprises hearing loss from acute acoustic trauma, or AAT, surgery-induced trauma or ISSNHL. We estimate ISSNHL to be the largest of the three subgroups. The broader, more general designation of ASNHL is based on the common pathophysiologic pathway shared by the three subgroups. Although we expect to obtain regulatory approval for the entire indication of ASNHL based on confirmatory efficacy and safety data that covers only one or two rather than all three of the subgroups, there can be no assurance that regulatory agencies will concur with this assumption at the time of the marketing approval procedure. In that case, it may not be sufficient to conduct trials in the subgroup of ISSNHL, as is currently planned to gain the indication for ASNHL.
Based on our analysis of the TACTT2 clinical trial results, we amended our TACTT3 Phase 3 clinical trial of Keyzilen® and enrolled additional patients, which caused our product development costs to increase. If we are required to conduct additional clinical trials or other testing of Keyzilen®, AM-111, AM-125 or any other product candidate that we develop beyond the trials and testing that we contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with Keyzilen®, AM-111 or our other product candidates, we may:

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
Our product development costs will also increase if we experience delays in testing or marketing approvals or if we are required to conduct additional clinical trials or other testing of Keyzilen®, AM-111 or AM-125 and we may be required to obtain additional funds to complete clinical trials. We cannot assure you that our clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our trials after they have begun. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates, which may harm our business and results of operations. In addition, some of the factors that cause, or lead to, clinical trial delays may ultimately lead to the denial of regulatory approval of Keyzilen®, AM-111, AM-125 or any other product candidate.
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
In our clinical trials of Keyzilen® and AM-111 to date, adverse events have included procedure-related transient changes in tinnitus loudness, muffled hearing, ear discomfort or pain, incision site complications and middle ear infections. A limited number of serious adverse events were observed (in 1.2 to 2.5% of patients enrolled in the Keyzilen® trials and in 2.7 to 4.5% of patients in the AM-111 trials); all (Keyzilen®) or most (AM-111) were considered unrelated or unlikely related to the treatment. Occurrence of serious procedure- or treatment-related side effects could impede clinical trial enrollment and receipt of marketing approval from the FDA, the EMA and comparable foreign regulatory authorities. They could also adversely affect physician or patient acceptance of our product candidates.
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
The orphan drug designation for AM-111 relates to ASNHL, an umbrella term comprising acute acoustic trauma, ISSNHL and surgery-induced trauma based on a common pathophysiologic pathway. Our Phase 3 late-stage program enrolled patients suffering from ISSNHL, which represent the largest of the three ASNHL subgroups.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.
Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we have been primarily focused on the development of Keyzilen®, AM-111 and AM-125 for the treatment of acute inner ear tinnitus, acute inner ear hearing loss and vertigo, respectively. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, in particular for inner ear disorders, our business, financial condition and results of operations could be materially adversely affected.
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
Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have two lead clinical-stage product candidates, (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) AM-111, being developed for the treatment of acute inner ear hearing loss. Additionally, we have one product candidate, AM-125, in Phase I clinical development. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.
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
There are currently no drugs with proven efficacy for acute inner ear tinnitus or acute inner ear hearing loss. In addition, there has been limited historical clinical trial experience generally for the development of drugs to treat these conditions. Regulatory authorities in the United States and European Union have not issued definitive guidance as to how to measure the efficacy of treatments for acute inner ear tinnitus or acute inner ear hearing loss, and regulators have not yet established what is required to be demonstrated in a clinical trial in order to signify a clinically meaningful result and/or obtain marketing approval. We designed our Phase 3 trials for Keyzilen® and AM-111 to include endpoints that we believe are clinically justified and meaningful. Specifically, with regard to Keyzilen®, the EMA indicated that a statistically significant improvement in tinnitus loudness that is supported by several secondary variables would demonstrate a clinically meaningful result. The FDA indicated that an improvement in tinnitus loudness supported by a co-primary efficacy point, such as the TFI questionnaire, would be clinically meaningful. The TACTT2 clinical trial with Keyzilen® did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. Further, the preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation.
With regard to AM-111, the FDA and EMA have indicated that a 10 dB improvement in hearing thresholds is clinically significant, in line with clinical practice. However, no product has been approved for marketing based upon such guidance and we cannot be certain that AM-111 will be approved even if it were to demonstrate such results in Phase 3 trials.
Some of our conclusions regarding the potential efficacy of AM-111 in our completed HEALOS clinical trial for the treatment of acute sensorineural hearing loss in the subgroup of patients with profound acute hearing loss is based on retrospective analyses of the results, which are generally considered less reliable indicators of efficacy than pre-specified analyses.
After determining that we did not achieve the primary efficacy endpoint in our completed HEALOS clinical trial of AM-111 for the treatment of acute sensorineural hearing loss, we performed retrospective analyses that we believe show treatment effects on the magnitude of hearing recovery in favor of AM-111 in case of profound hearing loss at baseline. Although we believe that these additional analyses were warranted, a retrospective analysis performed after unblinding trial results can result in the introduction of bias if the analysis is inappropriately tailored or influenced by knowledge of the data and actual results. In particular, the analysis that resulted in a clinically meaningful effect being observed in active-treated patients who suffered from profound acute hearing loss poses greater risk of bias as such subgroup was not pre-specified in the trial design, notwithstanding that we applied a commonly used definition of profound hearing loss.

Because of these limitations, regulatory authorities typically give greatest weight to results from pre-specified analyses and less weight to results from post-hoc, retrospective analyses. As a result, even if the ASSENT trial provided further evidence of AM-111’s therapeutic benefits in the subgroup of profound acute hearing loss, the HEALOS results and the retrospective analysis could negatively impact the evaluation by the EMA or the FDA, and we expect that such outcome may need to be confirmed prospectively in one or more additional Phase 3 trials in order to gain regulatory market approval.
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
Substantial additional data may need to be generated in order to obtain marketing approval for AM-125.
Oral betahistine has been in clinical use for several decades and is reported to be currently marketed in 115 countries world-wide. However, in the United States oral betahistine is not approved since the FDA revoked the drug product’s marketing authorization in the early 1970s over issues with unsubstantiated information about some patients in the efficacy studies upon which approval had been based. Given the absence of an approved betahistine drug product in the United States and to the extent that existing data may not be deemed sufficient, the FDA may require a full development package for AM-125.
Furthermore, additional data will be required for the specific formulation of AM-125 and the intranasal administration route. Since intranasal delivery of betahistine has the potential to result in substantially higher systemic exposures as measured by concentrations in blood plasma compared to oral delivery, existing safety assessments conducted with or for the approved drug product may not be sufficient. In addition, some of these assessments were performed a long time ago and may not be in line with current regulations and guidelines. Therefore the scope of our development program for AM-125 may ultimately not be much smaller than one for new chemical entities.
In the United States oral betahistine is not approved since the FDA revoked the drug product’s marketing authorization in the early 1970s over issues with unsubstantiated information about some patients in the efficacy studies upon which approval had been based. Given the absence of an approved betahistine drug product in the United States and to the extent that existing data may not be deemed sufficient, the FDA may require a full development package for AM-125.
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
Other legislative changes have been proposed and adopted in the United States since the Health Care Reform Law was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing by requiring drug companies to notify insurers and government regulators of price increases and provide an explanation of the reasons for the increase, reduce the out-of-pocket cost of prescription drug, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Moreover, U.S. President Donald Trump has discussed the need for federal legislation, regulation or Executive Order to regulate the prices of medicines.
Furthermore, it is possible that following the inauguration of President Trump on January 20, 2017, legislation will be introduced and passed by the Republican-controlled Congress repealing the Health Care Reform Law in whole or in part and signed into law by President Trump, consistent with statements made by him during his presidential campaign and subsequently indicating his intention to do so within a short time following his inauguration. In May 2017, following the passage of the budget resolution for fiscal year 2017, the U.S. House of Representatives passed legislation known as the American Health Care Act, which, if enacted, would have amended and repealed significant portions of the Health Care Reform Law. The U.S. Senate considered but did not adopt other legislation to amend and/or replace elements of the Health Care Reform Law and authority to act under the fiscal year 2017 budget resolution expired on September 30, 2017.
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
We believe that our key competitors are Otonomy, Inc., or Otonomy, and Sound Pharmaceuticals, Inc., or Sound Pharma, both U.S. companies developing pharmaceutical treatments for ear disorders. In October 2013, Otonomy announced the launch of a development program for the treatment of tinnitus, OTO-311, which is based on the NMDA receptor antagonist gacyclidine and may directly compete with our Keyzilen® product candidate. According to a recent public filing, Otonomy intends to develop a polymer-based formulation of gacyclidine that will provide a full course of treatment from a single intratympanic injection. Following a Phase 1 trial, Otonomy made adjustments to the formulation, resulting in product candidate OTO-313, which the company plans to evaluate in a Phase 1/2 trial starting in 2019. OTO-313’s competitive strength will ultimately depend on the demonstration of clinical efficacy and safety and its comparison with Keyzilen®. Further, we intend to rely on our patent applications with broad disclosures to pursue claims relating to the use of polymers with NMDA antagonists in controlled-release topical compositions for the treatment of tinnitus. Otonomy is also developing OTO-104, which is a polymer-based formulation of dexamethasone for intratympanic treatment of Ménière’s disease. In Phase 3 of clinical development, OTO-104 showed no treatment effects in a North American study, but showed treatment effects in a European study, which had been terminated early. In March 2018 the company announced its intention to conduct another Phase 3 study with OTO-104. If Otonomy’s drug product is approved prior to AM-125, we will have to compete against it in the treatment of Ménière’s disease. In addition, OTO-104 is being evaluated by Otonomy for the treatment of certain types of hearing loss and may compete against AM-111.
In June 2006, Sound Pharma began clinical testing of an oral treatment for hearing loss (SPI-1005, ebselen). Its active substance mimics and prompts production of the glutathione peroxidase enzyme. In February 2014, Sound Pharma announced positive outcomes from a placebo-controlled Phase 2 clinical trial with SPI-1005 in the prevention of temporary inner ear hearing loss from listening to loud music with a mobile digital media player. Although AM-111 targets permanent rather than transient hearing loss, SPI-1005 may become competing products if Sound Pharma seeks and manages to demonstrate clinical efficacy also in the prevention and treatment of permanent inner ear hearing loss.
Sensorion is developing SENS-401, a 5-HT3 antagonist with anti-inflammatory properties, for the oral treatment of sudden sensorineural hearing loss. The project completed Phase 1 of clinical development and obtained orphan drug designation from the EMA. The company announced its intention to initiate a Phase 2 clinical trial with SENS-401 in the treatment of sudden sensorineural hearing loss. Sensorion is also developing SENS-111, a histamine H4 receptor antagonist, for the oral treatment of acute vertigo crises and in 2017 initiated a Phase 2 trial to enroll patients with acute unilateral vestibulopathy. If successful, SENS-401 may compete against AM-111, and SENS-111 may compete against AM-125.

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
The successful commercialization of Keyzilen®, AM-111, AM-125 or our other product candidates will depend, in part, on the extent to which coverage and reimbursement for our products or procedures using our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage. In light of such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes of new technologies, we cannot be sure that coverage will be available for Keyzilen®, AM-111, AM-125 or any other product candidate that we commercialize and, if available, that the reimbursement rates will be adequate.
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
Even if the FDA, the EMA or other regulatory authority approves the marketing of any product candidates that we develop, physicians, healthcare providers, patients or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If Keyzilen®, AM-111, AM-125 or any other product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of Keyzilen®, AM-111, AM-125 or any of our product candidates that is approved for commercial sale will depend on a variety of factors, including:

•	how clinicians and potential patients perceive our novel products;

•	the timing of market introduction;

•	the number and clinical profile of competing products;

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects;

•
relative convenience and ease of administration, particularly as Keyzilen® and AM-111 have to be administered by an ear, nose, throat physician, and in case of Keyzilen the procedure has to be repeated for a total of three times;

•	cost-effectiveness;

•
patient diagnostics and screening infrastructure in each market, particularly as Keyzilen®, AM-111 and AM-125 are being developed for the treatment of acute inner ear disorders and are thus dependent on a relatively rapid diagnosis and dosing process;

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
In addition, the potential market opportunity of Keyzilen®, AM-111 and AM-125 are difficult to precisely estimate. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions could not have been assessed by an independent source in every detail. If any of the assumptions proves to be inaccurate, then the actual market for Keyzilen®, AM-111 and AM-125 could be smaller than our estimates of the potential market opportunity. If the actual market for Keyzilen®, AM-111 and AM-125 is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.
We have never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize our products on our own or together with suitable partners.
We have never commercialized a product candidate, and we currently have no sales force, marketing or distribution capabilities. To achieve commercial success for Keyzilen®, AM-111, AM-125 and our other product candidates, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.
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
We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing nonclinical and clinical programs, including the clinical trials of Keyzilen®, AM-111 and AM-125. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with cGMP, cGCP, and Good Laboratory Practice, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Union and comparable foreign regulatory authorities for all of our product candidates in nonclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, trial sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical trials may be deemed unreliable and the EMA, FDA, other regulatory authorities may require us to perform additional nonclinical and clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.
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
We currently rely on and expect to continue to rely on third parties, for the manufacturing and supply of chemical compounds for the clinical trials of our product candidates, including Keyzilen®, AM-111 and AM-125, and others for the manufacturing and supply of pre-filled syringes. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.
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
Our current and anticipated future dependence upon others for the manufacturing of Keyzilen®, AM-111, AM-125 and any other product candidate that we develop may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.
The drug substance and drug product for our product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply us with the drug substance or drug product, could materially and adversely affect our business.
We do not currently, and do not expect to in the future, independently conduct manufacturing activities for our product candidates, including Keyzilen®, AM-111 and AM-125. We currently have a relationship with one supplier each, for the supply of the active pharmaceutical ingredients and the hyaluronic acid component of Keyzilen®, AM-111 and AM-125. We are reliant upon single source third-party contract manufacturing organizations to manufacture and supply the drug substance and drug product and components thereof for each of Keyzilen®, AM-111 and AM-125. We do not currently have any other suppliers for the drug substance or drug product of our product candidates and, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, and we have performed some preliminary investigations to assess this availability, we cannot assure you that identifying alternate sources and establishing relationships with such sources would not result in significant delay in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

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
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. We cannot be certain that we were the first to file any patent application related to our product candidates, or whether we were the first to make the inventions claimed in our owned patents or pending patent applications, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated, which could allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
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
While patent term extensions under the Hatch-Waxman Act in the United States and under supplementary protection certificates in Europe may be available to extend the patent exclusivity term for Keyzilen®, AM-111 and AM-125, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. Specifically, Xigen is concurrently developing other indications for XG-102, the active substance of AM-111. Since for each product only a single patent can be selected for patent term extension, there may be a conflict of interest with respect to patent selection for extending patent terms covering two different indications of XG-102. It is possible that Xigen may select a patent that does not provide the longest patent term for the AM-111 indication developed by us. In addition, upon issuance in the United States any patent term can be adjusted based on certain delays caused by the applicant(s) or the U.S. Patent and Trademark Office, or USPTO. For example, a patent term can be reduced based on certain delays caused by the patent applicant during patent prosecution.
While in the United States there is a possibility of obtaining market protection independent from any patent protection for up to 3 and 5 years from approval, and in the European Union one may obtain data exclusivity of eight years from approval with an additional two years of market exclusivity (which can potentially be extended by one year), there is no assurance that we can obtain such data exclusivity and market protection with respect to Keyzilen®, AM-111, AM-125, or any of our other product candidates. Our issued patents and pending patent applications are expected to expire for Keyzilen® between 2025 and 2028 and for AM-111 between 2020 and 2027 and 2035, prior to any patent term extensions to which we may be entitled under applicable laws.
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
Accordingly, if Keyzilen®, AM-111 and AM-125 are approved, competitors could file ANDAs for generic versions of Keyzilen®, AM-111 and AM-125, or 505(b)(2) NDAs that reference Keyzilen®, AM-111 and AM-125, respectively. If there are patents listed for Keyzilen®, AM-111 and AM-125 in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.
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

On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving our issued U.S. patent No. 9,066,865 (the “‘865 Patent”) and Otonomy’s U.S. patent application No. 13/848,636 (the “‘636 Application”). The patent interference identified claims 1-9 in the ‘865 Patent as interfering with claims 38, 43 and 46-50 of the ‘636 Application. The ‘865 Patent discloses methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims of the ‘865 Patent are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ‘636 Application were refused. In addition, claims 1-8 of the ‘865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. On March 27, 2017, Otonomy submitted a notice of appeal to the United States Court of Appeals for the Federal Circuit.  To preserve its rights, Auris filed a notice of cross-appeal on April 5, 2017.  Otonomy subsequently filed its opening brief on July 20, 2017, and Auris filed its principal and response brief on October 27, 2017.  On January 5, 2018, Otonomy filed its opposition and reply brief.  Auris filed its reply brief on February 2, 2018.
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
Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Key management includes our executive officers Thomas Meyer, our founder, Chairman and Chief Executive Officer, Andrea Braun-Scherhag, Head Regulatory & Quality Affairs and Hernan Levett, Chief Financial Officer.
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
We have received a delisting notice from Nasdaq. Our common shares may be involuntarily delisted from trading on The Nasdaq Capital Market if we fail to regain compliance with the minimum closing bid price requirement of $1.00 per share and other continued listing requirements. A delisting of our common shares is likely to reduce the liquidity of our common shares and may inhibit or preclude our ability to raise additional financing.
The quantitative listing standards of the Nasdaq Capital Market require, among other things, that listed companies maintain a minimum closing bid price of $1.00 per share. We failed to satisfy this threshold for 30 consecutive trading days and on March 30, 2017, we received a letter from Nasdaq indicating that we have been provided an initial period of 180 calendar days, or until September 26, 2017, in which to regain compliance. On September 27, 2017 we received an additional 180-day compliance period that will end on March 26, 2018. If we do not regain compliance by March 26, 2018, the Nasdaq staff will provide written notice that our common shares are subject to delisting.
To address the non-compliance, on March 13, 2018, Auris Medical Holding AG merged into Auris Medical NewCo Holding AG (the "Merger"), a newly incorporated, wholly-owned Swiss subsidiary (“Auris NewCo”) following shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Following the Merger, Auris NewCo, the surviving company had a share capital of CHF 122,347.76, divided into 6,117,388 common shares with a nominal value of CHF 0.02 each. Pursuant to the Merger, our shareholders received one common share with a nominal value of CHF 0.02 of Auris NewCo for every 10 common shares in Auris Medical Holding AG held prior to the Merger, effectively resulting in a “reverse share split” at a ratio of 10-for-1.
In connection with the Merger, the Swiss Federal Tax Administration has taken the position (on the basis of a tax ruling) that, as a result of the Merger the existing Capital Contribution Reserves will be offset against the retained losses. This leads to a reduced amount of Capital Contribution Reserves on the level of the surviving company . We do not intend to make distributions in the foreseeable future, but if the position of the tax authorities were to prevail, it is likely that any distributions exceeding the reduced amount of Capital Contributions Reserves would be treated as taxable dividends for Swiss tax purposes. If we ever decide to declare dividends, we expect to challenge the view under the tax ruling.
Auris NewCo changed its name to Auris Medical Holding AG as part of the consummation of the Merger, effective March 13, 2018. On March 14, 2018 the common shares of Auris NewCo began trading on the Nasdaq Capital Market under the trading symbol “EARS”. There is no guarantee that the Merger or any other corporate action that we may attempt will solve the non-compliance with the minimum bid price requirement or that the price of our common shares will not fall below the minimum bid price requirement in the future in the event that we regain compliance.

In addition to the minimum closing bid price requirement, we are required to comply with certain other Nasdaq continued listing requirements, including a series of financial tests relating to shareholder equity, market value of listed securities and number of market makers and shareholders. If we fail to maintain compliance with any of those requirements, our common shares could be delisted from Nasdaq’s Capital Market. On January 11, 2018, we received a letter from Nasdaq indicating that we have been provided an initial period of 180 calendar days, or until July 10, 2018 to regain compliance with Nasdaq’s market value of listed securities requirement.

If, for any reason, Nasdaq should delist our common shares from trading on its exchange and we are unable to obtain listing on another national securities exchange or take action to restore our compliance with the Nasdaq continued listing requirements, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

•	the liquidity of our common shares;

•	the market price of our common shares;

•	our ability to obtain financing for the continuation of our operations;

•	the number of institutional and general investors that will consider investing in our common shares;

•	the number of investors in general that will consider investing in our common shares;

•	the number of market makers in our common shares;

•	the availability of information concerning the trading prices and volume of our common shares; and

•	the number of broker-dealers willing to execute trades in shares of our common shares.

In the event that our common shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in shares of our common shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our common shares have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our common shares, which could severely limit the market liquidity of such common shares and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Stockholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.
Certain principal shareholders and members of our executive team and board of directors own a majority of our common shares and as a result will be able to exercise significant control over us, and your interests may conflict with the interests of such shareholders.
Certain principal shareholders and their affiliated entities as well as members of our executive team and board of directors own approximately 62.9% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the shares represented at our general meetings of shareholders may control any shareholder resolution requiring an absolute majority of the shares represented, including the election of members to the board of directors of our company, certain decisions relating to our capital structure, the approval of certain significant corporate transactions and certain amendments to our articles of association. To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.
Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.
Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Approximately 28% of our common shares outstanding are held by affiliates. If these shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities could be adversely affected. We have also entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of common shares held by certain of our shareholders, as well as to cooperate in certain public offerings of such common shares. We have also filed registration statements to register all common shares and other equity securities that we have issued under our prior equity incentive plans or may issue under our new omnibus equity compensation plan. These common shares may be freely sold in the public market upon issuance, subject to certain limitations applicable to affiliates. If a large number of our common shares are sold in the public market, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.
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
Although Swiss law also requires that we adopt a compensation committee, we follow home country requirements with respect to such committee. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. We follow Swiss law requirements with respect to disclosure of compensation for our directors and executive officers. Swiss law does not require that we disclose information regarding third-party compensation of our directors or director nominee. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3).
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

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2017 taxable year, and we expect to be a PFIC for our current year and for the foreseeable future.

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2017 taxable year, and we expect to be a PFIC for our current year and for the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs. Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Item 10. Material U.S. Federal Income Tax Considerations for U.S. Holders.”
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
We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. We have two lead clinical-stage product candidates, (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) AM-111, being developed for the treatment of acute inner ear hearing loss and has been granted orphan drug status by the FDA and the EMA and has been granted fast track designation by the FDA. AM-125 is being developed for the treatment of vestibular disorders. In addition, we are pursuing early stage projects for the treatment of tinnitus.
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
Possible causes of acute inner ear tinnitus include traumatic insult such as exposure to excessive noise, or middle ear infection (otitis media, or OM). We have conducted Phase 2 trials in this specific tinnitus population with Keyzilen®, which demonstrated a favorable safety profile. Furthermore, in our Phase 2 clinical trials, Keyzilen® showed a dose dependent, persistent and clinically relevant improvement, as compared to the placebo, in subjective tinnitus loudness as well as other patient reported outcomes, such as tinnitus annoyance, tinnitus severity, sleep difficulties and general tinnitus impact. In August 2016, we announced that the trial Efficacy and Safety of Keyzilen® (AM-101) in the Treatment of Acute Peripheral Tinnitus 2, or TACTT2, the first of two pivotal Phase 3 clinical trials with Keyzilen®, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the TFI compared to placebo. However, the TACTT2 trial data showed treatment effects on TFI in favor of Keyzilen® for certain subgroups and support the positive safety profile established in the Phase 2 trials.

In the second quarter of 2017 we announced results from AMPACT1 and AMPACT2 (AM-101 in the Post-Acute Treatment of Peripheral Tinnitus 1 and 2), two open-label extension studies of the Phase 3 TACTT2 and TACTT3 clinical trials, respectively. The AMPACT studies were conducted at the request of the US Food and Drug Administration (FDA) to generate safety data from chronic intermittent use of Keyzilen® for up to 12 months. Both AMPACT1 and AMPACT2 confirmed the good safety profile of Keyzilen®.
Based on the outcomes from the TACTT2 trial, we amended our protocol for the TACTT3 Phase 3 clinical trial of Keyzilen® in two steps. Under the final, amended trial protocol, the change in TFI score was elevated from a key secondary endpoint to a primary efficacy endpoint, the trial size was increased to enhance statistical sensitivity to the effects of treatment, and the subgroup of patients with otitis media-related tinnitus was included in confirmatory statistical testing along with the overall study population.
On March 13, 2018, we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. We are currently investigating the outcomes, including those in TACTT2, the previously conducted sister trial. See “Item 4. Information on the Company – Business Overview – Keyzilen® Phase 3 Clinical Program.”
We are also developing AM-111 for acute inner ear hearing loss. In our Phase 2 clinical trial, AM-111 showed a favorable safety profile. Furthermore, in patients with severe to profound ASNHL, we observed a clinically relevant improvement in hearing threshold, speech discrimination and a higher rate of complete tinnitus remission compared with placebo. On November 28, 2017, we announced that the HEALOS Phase 3 clinical trial that investigated AM-111 in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically meaningful and nominally significant improvement in the AM-111 0.4 mg/mL treatment group. At the same time, we announced that ASSENT, the second Phase 3 clinical trial investigating AM-111, was terminated early in order to avoid the need for substantial protocol changes and interruptions of enrollment pending feedback from health authorities on the regulatory pathway.
On March 13, 2018, we merged into Auris NewCo, a newly incorporated, wholly-owned Swiss subsidiary following shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Following the Merger, Auris NewCo, the surviving company, had a share capital of CHF 122,347.76, divided into 6,117,388 common shares with a nominal value of CHF 0.02 each. Pursuant to the Merger, our shareholders received one common share with a nominal value of CHF 0.02 of Auris NewCo for every 10 of our common shares held prior to the Merger, effectively resulting in a “reverse stock split” at a ratio of 10-for-1. Auris NewCo changed its name to “Auris Medical Holding AG” as part of the consummation of the Merger, effective March 13, 2018. On March 14, 2018 the common shares of Auris NewCo began trading on the Nasdaq Capital Market under the trading symbol “EARS.”
We are a stock corporation organized under the laws of Switzerland. We began our current operations in 2003. On April 22, 2014, we changed our name from Auris Medical AG to Auris Medical Holding AG and transferred our operational business to our newly incorporated subsidiary Auris Medical AG, which is now our main operating subsidiary. On March 13, 2018, we effected a corporate reorganization through the Merger into a newly formed holding company for the purpose of effecting the equivalent of a 10-1 “reverse share split.” Our principal office is located at Bahnhofstrasse 21, 6300 Zug, Switzerland, telephone number +41 41 729 71 94.
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
On June 1, 2016, we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co., or Cantor, pursuant to which we may offer and sell, from time to time, having an aggregate offering price of up to $35 million through Cantor. In the year ended December 31, 2017, we did not offer or sell any common shares under the Controlled Equity Offering Sales Agreement. The Controlled Equity program terminated upon consummation of the Merger on March 13, 2018.
On July 19, 2016, we entered into a Loan and Security Agreement with Hercules for a secured term loan facility of up to $20.0 million. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. In connection with the loan facility, we issued Hercules a warrant to purchase up to 241,117 of our common shares at an exercise price of $3.94 per share. As of March 13, 2018, following the consummation of the Merger, the warrant was exercisable for 15,673 common shares at an exercise price of $39.40 per common share. The warrant expires on July 19, 2023. The loan is secured by a pledge of the shares of Auris Medical AG, our principal operating subsidiary, all intercompany receivables owed to us by our Swiss subsidiaries and a security assignment of our bank accounts.
On February 2, 2017, we entered into an asset purchase agreement with Otifex Therapeutics Pty. Ltd, or Otifex, an Australian company, under which we purchased certain preclinical and clinical assets related to a formulation for the intranasal application of Betahistine, which we refer to as AM-125. See “Item 4. Information on the Company - Business Overview - AM-125 in Vestibular Disorders.”
On February 21, 2017, we completed a public offering of 10,000,000 common shares and 11,350,000 warrants, which included 1,350,000 warrants issued pursuant to an over-allotment option granted to the underwriter. Each warrant entitles its holder to purchase 0.70 of a common share. The net proceeds to the Company from the Offering were approximately $9.1 million, after deducting underwriting discounts and other estimated offering expenses payable by us. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in connection with the February 2017 offering were exercisable for an aggregate of 794,500 common shares at an exercise price of $12.00 per common share.
On October 10, 2017, we entered into a purchase agreement (the “Commitment Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the Commitment Purchase Agreement. Pursuant to the Registration Rights Agreement, we agreed to file registration statements with the SEC to register the resale of the common shares purchased by LPC. As of March 12, 2018, we had issued an aggregate of 2,600,000 common shares to LPC pursuant to the Commitment Purchase Agreement. The Commitment Purchase Agreement terminated upon consummation of the Merger on March 13, 2018. Additionally, on October 16, 2017, we issued 1,744,186 of our common shares to LPC for an aggregate price of $1,500,000.
On January 30, 2018, we completed a public offering of 12,499,999 common shares, and concurrent offering of 7,499,999 warrants, each warrant entitling its holder to purchase one common share. The net proceeds to the Company from the offerings were approximately $4.9 million, after deducting placement agent fees and other estimated offering expenses payable by us. As of March 13, 2018, following consummation of the Merger, the outstanding warrants issued in the January 2018 offering were exercisable for an aggregate of 749,999.9 common shares at an exercise price of $5.00 per common share.

B.	Business overview
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

•
Use drug delivery techniques and proprietary drug formulations for effective, safe and rapid targeted administration. We are developing treatments for inner ear disorders based on targeted drug delivery. Where the target is inside the inner ear, such as in case of acute inner ear hearing loss or tinnitus, we employ intratympanic injections into the middle ear. This short outpatient procedure allows us to deliver therapeutic concentrations of drug in a highly targeted fashion with only minimal systemic exposure. We are using proprietary, fully biocompatible and biodegradable gel formulations for optimum middle ear tolerance and effective diffusion of active substances into the inner ear. Where the target is localized not only in the inner ear, but also in the brain, as in the case of vertigo, we are using a spray formulation for intranasal drug delivery to reach it more effectively than with oral administration.

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
The vestibular system communicates with the cochlea and consists of three semi-circular canals and the vestibule. It is responsible for the sensations of balance and motion. The vestibular system uses the same kinds of fluids and detection cells (hair cells) as the cochlea and sends information to the brain regarding the altitude, rotation, and linear motion of the head. The vestibular system works with the visual system to keep objects in view when the head is moved. Joint and muscle receptors are also important in maintaining balance. The brain receives, interprets, and processes the information from all these systems to create the sensation of balance.
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
The NIDCD also reports that 37.5 million Americans, or 15% of the adult U.S. population, report having some trouble hearing. Epidemiological studies reveal comparable prevalence rates for Europe. Additionally, according to a 2016 publication by Hoffman et al. in the journal JAMA Otolaryngology - Head and Neck Surgery, the annual prevalence of speech-frequency hearing loss among adults aged 20 to 69 years was 14.1% (27.7 million) in the 2011–2012 period. Furthermore, according to the NIDCD, more than four out of 10 Americans, at some point in their lives, experience an episode of dizziness significant enough to see a doctor. Approximately 615,000 individuals in the United States are currently diagnosed with Meniere’s disease and 45,500 cases are newly diagnosed each year.
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
We are addressing each of these issues with our approach to developing therapeutics targeting the inner ear. Using targeted drug delivery to the inner ear reduces systemic exposure to our product candidates. We target specific types of tinnitus, hearing loss and vertigo that are addressable with drug-based therapies. We have worked with regulatory agencies to develop and validate acceptable clinical trial paradigms.
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
Both Keyzilen® and AM-111 are formulated in a viscous gel of sodium hyaluronate that is biocompatible, biodegradable, and isotonic (that is, having the same salt concentration and therefore not causing any pressure build up on either side of the RWM). The gel has a physiologic or near-physiologic pH which helps minimize potential irritation to the ear. We selected its viscosity in a way that the free movement of the ossicular chain, which transfers the vibrations of the eardrum to the inner ear, is not impacted. The presence of highly viscous gels in the middle ear may cause transient conductive hearing loss.
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
Our Targeted Delivery Solution for the Treatment of Vestibular Disorders
In vestibular disorders, the target for pharmacologic intervention may not only be in the inner ear, but also in central parts of the vestibular system, i.e., the brain. In such case, a treatment may be best delivered systemically, provided that the active substance can reach these targets. Intranasal administration is a non-invasive route for drug delivery, which allows for drugs to be absorbed into the systemic circulation through the nasal mucosa. This route may be used in a range of acute or chronic conditions requiring considerable systemic exposure. It offers advantages such as ease of administration, rapid onset of action, and avoidance of first-pass metabolism.

Our Product Candidates
The following table summarizes our product development pipeline(1):
__________________

(1)	Dates of key milestones are indicative and subject to change.
Keyzilen® in Tinnitus
Our clinical program with Keyzilen®, Esketamine gel for injection, is in Phase 3 clinical trials in acute inner ear tinnitus. Esketamine is a potent, small molecule non-competitive NMDA receptor antagonist. Keyzilen® is formulated in a biocompatible gel and delivered via intratympanic injection. It has demonstrated a favorable safety profile and positive effect on patient reported outcomes associated with tinnitus in two Phase 2 clinical trials. The Phase 3 clinical development program comprises two pivotal clinical trials with highly similar design, one in North America (TACTT2) and one in Europe, which we refer to as TACTT3.
Tinnitus

Tinnitus, frequently perceived as a ringing in the ears, is the perception of sound when no external sound is present. Similar to pain, it is an unwanted, unpleasant and thus distressing sensation. Tinnitus may result in further symptoms such as inability to concentrate, irritability, anxiety, insomnia, and clinical depression. In many cases, tinnitus significantly impairs quality of life and affects normal day-to-day activities. According to the American Tinnitus Association, approximately 16 million patients in the United States have tinnitus symptoms severe enough to seek medical attention and about two million patients cannot function on a normal day-to-day basis. In addition, tinnitus is now the number one service-connected disability for all veterans, before hearing loss, and annual service-connected disability payments for tinnitus to veterans from all periods of service were expected to exceed $2.75 billion by the end of 2016.
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
The NMDA receptor was first validated as a target for the treatment of tinnitus using an animal behavioral model of tinnitus triggered by salicylate, the active substance of aspirin. Salicylate is known to trigger temporary tinnitus when administered in high doses. The animal model demonstrated that local administration of different NMDA antagonists to the inner ear allowed for suppression of salicylate induced tinnitus. Together with INSERM, we developed a much more clinically relevant model of tinnitus induced by acute acoustic trauma, or AAT. Unlike salicylate-induced tinnitus, AAT triggers glutamate excitotoxicity and may lead to irreversible damage to sensory cells. It does not result in tinnitus in all cases, but where it sets in, it may be permanent. In our pre-clinical trials, we demonstrated that Keyzilen® was able to suppress this type of tinnitus. Further pre-clinical work demonstrated that tinnitus could be suppressed even when drug was administered after the onset of tinnitus.
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
Tinnitus endpoints
Given the lack of existing tinnitus treatments, there have been no fully validated or universally accepted outcome measures for clinical trials. There are two fundamental types of efficacy outcome variables. Patient reported outcomes, or PROs, such as the visual or numerical rating of tinnitus loudness or tinnitus questionnaires provide direct subjective measures of tinnitus and its impact on sleep, relaxation, communication, emotions, social interactions and other factors. For example, patients are asked a single question to rate the loudness of their tinnitus “right now” on a scale from 0 (“no tinnitus heard”) to 10 (“tinnitus extremely loud”). Among several tinnitus questionnaires, the 25 item Tinnitus Functional Index (TFI) is one of the most recent. It was developed and validated broadly in line with the PRO guidelines of the FDA and was introduced in 2011 by Meikle et al. following extensive validation work, as described in the journal Ear & Hearing. Alternatively, measures commonly referred to as psychoacoustic may be performed by an audiologist, which is why they are considered “semi-objective.” They seek to determine how loud a masking sound has to be to cover the tinnitus (minimum masking level, or MML) or how loud the tinnitus is compared to reference sound (equal loudness match).
In our Phase 2 clinical trials, PROs showed good responsiveness and consistent results, whereas psychoacoustic measures proved highly variable and unreliable. Therefore, following discussions with the FDA and EMA, it was agreed that our Phase 3 clinical program for Keyzilen® would be based on PROs with the improvement of subjective tinnitus loudness being defined as the primary efficacy endpoint. As part of the SPA with the FDA, it was agreed that improvement as measured by the TFI questionnaire would serve as a co-primary efficacy endpoint in our TACTT2 trial in order to confirm the clinical meaningfulness of a reduction in tinnitus loudness.
Keyzilen® Clinical Development
Phase 1/2
We conducted the first clinical evaluation of Keyzilen® in a Phase 1/2 double blind, randomized, placebo-controlled trial that included dose escalation from 0.03 to 0.81 mg/mL. The trial enrolled 24 patients suffering for up to three months from severe or disabling permanent inner ear tinnitus caused by acute acoustic trauma (AAT) or sudden deafness (also called idiopathic sudden sensorineural hearing loss or ISSNHL) and after unsuccessful steroid treatment. The primary objective of the trial was to evaluate the safety of intratympanically delivered Keyzilen®. This first clinical trial showed that single doses of intratympanically administered Keyzilen® were well tolerated up to the highest tested dose of 0.81 mg/mL. Only small traces of Esketamine and its primary metabolite were detected in blood samples within the first hours following treatment administration.
Phase 2
Following successful completion of our Phase 1/2 trial, we conducted two multi-center Phase 2 trials, one in Europe (Treatment of Acute Inner Ear Tinnitus 0 or TACTT0) and the other in Europe and the United States (which we refer to as TACTT1).
TACTT0
TACTT0 was conducted at 28 European sites between March 2009 and May 2011. This trial was a double-blind, randomized, placebo controlled, multiple dose, parallel group, Phase 2 clinical trial. It enrolled patients with persistent inner ear tinnitus as a result of AAT, otitis media (OM), or ISSNHL, occurring not more than three months prior, and with a MML of at least 5 dB. Trial participants received three intratympanic administrations of Keyzilen® at dose levels of either 0.27 mg/mL or 0.81 mg/mL or placebo over three consecutive days. A total of 248 patients were randomized (approximately eighty per treatment group). The improvement in the MML was the primary efficacy endpoint. The improvement in subjective tinnitus loudness and in tinnitus annoyance were co-primary efficacy endpoints. Trial outcomes are described by van de Heyning and colleagues in a 2014 article in Otology & Neurotology.
In this trial, Keyzilen® was well tolerated and had no negative impact on hearing. Adverse events were mostly local and related primarily to anticipated temporary changes in tinnitus loudness and muffled hearing following the intratympanic injection procedure. These effects usually resolved with closure of the ear drum.
Overall, the trial failed to demonstrate a treatment benefit based on the change in the MML as there was no difference in outcomes between treatment groups. However, post-hoc efficacy analysis. based on PROs in the subgroup of patients with tinnitus caused by AAT or OM (n=118), that is, patients with well-established cochlear origin of tinnitus, demonstrated superiority of the high dose of Keyzilen® with respect to placebo for the change in the co-primary efficacy endpoint tinnitus loudness, sleep difficulties (e.g., falling asleep), and the THI-12 questionnaire from baseline to Day 90. When restricting the OM + AAT population to unilateral cases (71% of the subgroup), the treatment effects became more pronounced in these measures; in addition, the improvement in tinnitus annoyance also became nominally significant. The improvement in PROs was gradual over the 90 day observation period. At Day 90 the mean improvement in tinnitus loudness was 48% in the Keyzilen® 0.81 mg/mL group compared to 9% in the placebo group. 64% of patients in the high dose group rated their tinnitus severity at Day 90 compared to baseline as “much improved” or “very much improved”, compared with 34% of patients in the placebo group. The majority of placebo treated patients reported only “somewhat improved” tinnitus severity. The improvements were dose dependent as the low-dose of Keyzilen® overall showed improvement between the high-dose and the placebo groups.
In case of ISSNHL related tinnitus, no treatment effects were evident as an unexpectedly high rate of spontaneous remission and substantial heterogeneity in outcomes were observed. Given the high variability and the uncertainty over the precise trigger of the tinnitus in ISSNHL, we decided to continue clinical development exclusively in tinnitus with established cochlear origin (such as AAT and OM).
TACTT1
TACTT1, our second double-blind, randomized, placebo-controlled Phase 2 clinical trial, was conducted between 2011 and 2013 in the United States, Belgium, Germany and Poland to complement the TACTT0 trial, notably by evaluating efficacy trends with different treatment schemes and by obtaining additional data on concentrations of Esketamine and its primary metabolite in the bloodstream.
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

As described by Staecker and colleagues in an article in Audiology & Neurotology in 2015, TACTT1 further confirmed the safety and tolerability outcomes observed in the preceding trials. It further demonstrated the gradual improvement in PROs in Keyzilen® treated groups that had already been observed in TACTT0. The primary efficacy analysis showed no statistically significant trend for improvement in subjective tinnitus loudness related to the number of injections.
When comparing the improvement in tinnitus loudness in patients with unilateral tinnitus following traumatic injury to the cochlea or OM, treatment effects in TACTT1 were smaller than in TACTT0. The observed differences suggest that repeated and concentrated application of Keyzilen® and hence concentrated inhibition of cochlear NMDA receptors provides superior treatment benefits. Over the two Phase 2 clinical trials, Keyzilen® 0.81 mg/mL showed a statistically significant improvement in the AAT and OM group of patients when compared against placebo.
As in the TACTT0 trial, psychoacoustic measures such as MML were marked by high variability, confirming their limited suitability and reliability as efficacy outcome measure.
Keyzilen® Phase 3 Clinical Program
We have conducted two pivotal trials with Keyzilen® with highly similar designs, one in North America (TACTT2) and one in Europe (TACTT3). TACTT2 enrolled 343 patients, while TACTT3 Stratum A (Europe) has randomized approximately 372 patients, both during the acute stage. Both trials were designed as a randomized, double-blind, placebo-controlled trial in acute inner ear tinnitus following traumatic cochlear injury or otitis media. Trial participants received three injections of Keyzilen® 0.87 mg/mL or placebo in a 3:2 ratio over three to five days and were followed for 84 days. The TACTT2 trial was conducted primarily in North America, the TACTT3 trial was conducted exclusively in Europe.
In addition, TACTT3 Stratum B explored the potential efficacy of Keyzilen® during the post-acute stage (tinnitus onset between three and 12 months) since data from our Phase 2 clinical program suggested that Keyzilen® might be effective beyond the three month acute stage. An Independent Data Review Committee conducted an interim analysis after enrollment of 150 patients. The interim analysis showed positive efficacy signals, with higher activity levels observed in the early post-acute stage (three to six months) compared to the late post-acute stage (six to 12 months). Based on recommendations from the Independent Data Review Committee, TACTT3 Stratum B continued solely with enrollment of patients with tinnitus onset three to six months prior. In total, 369 patients were randomized in TACTT3 Stratum B pre- and post-interim analysis.
Two further trials, AMPACT1 and AMPACT2 (Keyzilen® in the Post-Acute Treatment of Peripheral Tinnitus) were nine-month open label extension trials conducted at the same sites as for TACTT2 and TACTT3. These extension trials were open to participants who completed the TACTT2 or the TACTT3 trial (the latter until summer 2016) and evaluated the safety and local tolerance of up to three treatment cycles, each with three repeated doses of Keyzilen® 0.87 mg/mL.
The extension trials were designed in response to the FDA’s request for safety data from chronic intermittent use by tinnitus patients in support of a new drug application, or NDA, filing. Although we do not have any plans to seek a label for such use, the FDA considered such unintended use likely to occur.
On August 18, 2016, we announced that the Phase 3 TACTT2 clinical trial did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and the TFI questionnaire compared to placebo.
Baseline values for tinnitus loudness and TFI were 6.44 and 52.4 points in the Keyzilen® group, and 6.47 and 50.2 points in the placebo group. Treatment with Keyzilen® resulted in a reduction in tinnitus loudness of 0.63 points, compared to a reduction of 0.80 points for placebo (p-value of 0.321). With respect to tinnitus burden, treatment with Keyzilen® resulted in a 9.67 point reduction, as measured by the TFI, compared to a reduction of 10.63 points for placebo (p-value of 0.565). A reduction of 13 points as measured by the TFI was defined as clinically meaningful by the developers of the TFI. By convention, a p-value that is less than 0.05 is considered statistically significant.
Keyzilen® was well tolerated with no drug-related serious adverse events. The trial’s primary safety endpoint, incidence of clinically meaningful hearing deterioration, was low with no statistically significant difference from the placebo group (p-value of 0.82), supporting the safety profile of Keyzilen®.
We believe we have identified two principal sources for the outcome: (i) the high frequency of tinnitus loudness ratings over an extended period of time and (ii) an unexpectedly high level of variability in outcomes among study sites. We believe the daily capture of tinnitus loudness and annoyance may have caused a number of patients to excessively focus on their tinnitus symptoms. With respect to variability, our analysis subsequent to the unblinding of the trial data has shown positive outcomes at numerous sites, including many of the high enrolling study centers, but inconclusive or contradictory outcomes at other sites.
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
Based on the outcomes from the TACTT2 trial, we amended our protocol for the TACTT3 Phase 3 clinical trial of Keyzilen® in two steps. Under the final, amended trial protocol, the change in TFI score was elevated from a key secondary endpoint to a primary efficacy endpoint, the trial size was increased to enhance statistical sensitivity to the effects of treatment, and the subgroup of patients with otitis media-related tinnitus was included in confirmatory statistical testing along with the overall study population. The change in tinnitus loudness was downgraded from a primary to a secondary efficacy endpoint. As in TACTT2, tinnitus loudness was initially rated on a daily basis; however, the rating frequency was subsequently reduced in between study visits in order to lighten the burden of patients and reduce the potential impact of the frequent measures. Enrollment into the TACTT3 trial was resumed in early 2017 and completed in September 2017.
On March 13, 2018, we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. We are currently investigating the outcomes, including those in TACTT2, the previously conducted sister trial. Following such review, we intend to reassess our development plans for Keyzilen® and make appropriate adjustments as needed.
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
AM-111 contains a synthetic D-form peptide (Brimapitide or D-JNKI-1) that protects sensorineural structures in the inner ear from stress-induced damage. AM-111 has been granted orphan drug status by both EMA and FDA and has been granted fast track designation by the FDA for the treatment of sudden sensorineural hearing loss.
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
In the United States, most frequently oral prednisolone is administered for the treatment of ASNHL. Corticosteroids are intended to reduce inflammation and swelling in the ear that may be related to hearing loss. The U.S. treatment guideline issued in 2012 by the American Academy of Otolaryngology/Head & Neck Surgery for ISSNHL lists oral steroids and hyperbaric oxygen as treatment options, but refrains from recommending them in light of the low evidence level for their efficacy. Indeed, Nosrati-Zarenoe and Hultcrantz presented in 2012 in the journal Otology and Neurotology the results of a Swedish placebo controlled trial with oral prednisolone in the treatment of ISSNHL that showed no therapeutic effect on hearing loss from active treatment.
Our Solution – AM-111
We are developing AM-111 as a treatment for acute inner ear hearing loss. AM-111 contains a synthetic D-form peptide (D-JNKI-1) that acts as a c-Jun N-terminal Kinase (JNK) ligand, thereby protecting sensorineural structures in the inner ear from stress-induced damage. We are developing D-JNKI-1 under a worldwide exclusive license for the treatment of ear disorders from Xigen S.A. (Switzerland). Like Keyzilen®, AM-111 is delivered in a biocompatible gel formulation via intratympanic injection. We have established the safety and preliminary efficacy of AM-111 in a Phase 2 clinical trial. The acute stage of hearing loss represents a window in time in which the inner ear can be protected from permanent hearing loss. AM-111 received orphan drug designation by both EMA and FDA in 2005 and 2006, respectively, and was granted fast track designation by the FDA in 2017.
Therapeutic rationale for AM-111 in hearing loss
The proprietary active pharmaceutical ingredient of AM-111 is brimapitide (D-JNKI-1), a 31 amino acid synthetic D-form peptide that binds to JNK and inhibits activation of transcription factors such as c-jun and c-fos, thereby protecting sensorineural structures from stress-induced inflammation and apoptosis. Brimapitide comprises an active transporter sequence, or D-TAT, that enables AM-111 to cross the round window membrane quickly, diffuse widely throughout the cochlea, transfect sensorineural cells effectively and reach its target inside the cell nucleus. The D-form of the peptide provides for protease resistance and hence enhanced stability. AM-111 was shown to remain pharmacologically active for several days inside the cochlea. The D-form is necessary for AM-111 to cross the RWM.

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
We conducted our pre-clinical development program for AM-111 in close collaboration with academic partners and various contract research organizations, or CROs. Brimapitide was invented by Xigen S.A. in Lausanne, Switzerland. In 2003, we signed a Collaboration and License Agreement with Xigen, under which we in-licensed worldwide exclusive rights for use of D-JNKI-1 in the treatment of ear disorders. Under the agreement with Xigen, we have exchanged various pre-clinical and clinical data.
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
AM-111 Clinical Development
We have successfully completed two clinical trials of AM-111 that demonstrated its favorable safety profile and efficacy in treating ASNHL. We have benefited several times from engaging in a protocol assistance procedure with the EMA and exchanges with the FDA.The design of our pivotal Phase 3 clinical trials was based on the outcomes from our Phase 2 clinical trial and our discussions with the EMA and FDA. We initiated two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, titled HEALOS and ASSENT. HEALOS enrolled patients in Europe and Asia and ASSENT has enrolled patients in the U.S., Canada and South Korea.
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
As described by Suckfuell and colleagues in an article in Otology & Neurotology in 2014, the trial enrolled 210 participants who suffered from ASNHL (unilateral ISSNHL, uni-or bilateral AAT) with hearing loss of at least 30 dB at the average of the three worst affected frequencies (pure tone average; PTA) and onset not more than 48 hours previously. AM-111 was dosed at 0 mg/mL (placebo), 0.4 mg/mL (Low Dose) and 2.0 mg/mL (High Dose). All patients without a clinically relevant hearing recovery on Day 7 were given the option to take a course of oral prednisolone as a reserve therapy. The primary efficacy endpoint was hearing loss recovery from baseline to Day 7 at the three worst affected frequencies. The trial consisted of a baseline assessment and four follow-up visits on Days 3, 7, 30, and 90.

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
Overall, the trial did not meet its primary efficacy endpoint. Analysis of PTA improvement by hearing loss severity in accordance with a commonly used hearing loss classification revealed unexpectedly strong spontaneous recovery for lesser severities: by Day 7, placebo-treated patients enrolling with mild-to-moderate hearing loss (PTA <60 dB) had recovered more than three quarters of their initial loss, whereas for patients with severe to profound hearing loss (PTA ≥60 dB), it was only about one quarter. Post-hoc analyses in the severe-to-profound hearing loss subgroup demonstrated superiority of AM-111 0.4 mg/mL over placebo for the primary endpoint, improvement in absolute PTA, as well as for co-primary efficacy endpoints, hearing improvement relative to the initial hearing loss and frequency of complete hearing recovery. Further, the improvement in word recognition scores was nominally significant as well as the frequency of complete tinnitus remission.
The AM-111 2.0 mg/mL group overall showed improvement between the AM-111 0.4 mg/mL and the placebo groups, without reaching statistical significance. However, differences between the two active treatment groups were nominally not significant.
Phase 3 Clinical Program
Based on Phase 2 clinical trial outcomes, we prepared and initiated a Phase 3 clinical program including confirmatory testing of AM-111 0.4 mg/mL as well as exploring potential incremental therapeutic benefits from a higher concentration (0.8 mg/mL) in ISSNHL patients. Since a “bell shaped” dose response curve was observed in animal studies, testing a concentration between 0.4 and 2.0 mg/mL was expected to shed further light on the dose effect relationship in humans. In view of the high spontaneous recovery in the mild to moderate hearing loss subgroup observed in Phase 2, recruitment was limited to patients experiencing severe or profound ISSNHL, i.e. patients with more pronounced medical need. Further, the time window for inclusion was extended from up to 48 hours to up to 72 hours from ISSNHL onset as the magnitude of the therapeutic effect in Phase 2 did not appear to decrease the later treatment was started. This enlargement also aligned the duration of the time window with the period over which ISSNHL can develop, which is defined, e.g. by the US practice guideline for sudden sensorineural hearing loss, as 72 hours.
The first Phase 3 trial, called HEALOS, started enrollment in November 2015. The trial enrolled a total of 256 patients in several European and Asian countries. On November 28, 2017, we announced that the HEALOS Phase 3 clinical trial that investigated AM-111 in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the AM-111 0.4 mg/mL treatment group. Further, patients treated with AM-111 0.4 mg/mL showed a nominally significantly lower incidence of no hearing improvement compared to placebo by Day 91 as well as a superior improvement in word recognition score. Outcomes with AM-111 0.8 mg/mL tended to be somewhat less pronounced than those observed for AM-111 0.4 mg/mL. AM-111 was well tolerated and the primary safety endpoint was met.
Together with the outcomes of the HEALOS trial, we announced that ASSENT, the second Phase 3 clinical trial investigating AM-111, was terminated early in order to avoid the need for substantial protocol changes and interruptions of enrollment pending feedback from health authorities on the regulatory pathway. ASSENT was planned to enroll a total of 300 patients in the US, Canada and South Korea. In contrast to HEALOS and the Phase 2 trial, where patients with insufficient hearing recovery had the option of receiving a course of oral corticosteroids as reserve therapy, all patients in ASSENT would receive oral corticosteroids as a background therapy. At the time of early termination, the ASSENT trial had recruited 56 patients of which 32 belonged to the subgroup of profound acute hearing loss. We expect to obtain outcomes from the trial in late March or early April 2018 and expect to meet with the FDA and EMA during the second quarter 2018 for a discussion of the regulatory path forward.
AM-125 in Vestibular Disorders
Vestibular Disorders
Balance disorders are medical conditions that evoke the sensation of unsteadiness, dizziness or vertigo. Patients suffering from balance disorders are often profoundly impacted in their daily activities. According to the NIDCD, more than four out of

10 Americans, at some point in their lives, experience an episode of dizziness significant enough to see a doctor. According to research by Saber Tehrani and colleagues published in the journal Academic Emergency Medicine in 2013 there are almost 4 million emergency room visits per year in the US for problems of dizziness or vertigo. Balance problems can be caused by many different health conditions, medications or anything that affects certain areas of the brain or the inner ear labyrinth. Balance disorders originating from the inner ear labyrinth include benign paroxysmal positional vertigo, or BPPV, or positional vertigo, labyrinthitis, vestibular neuronitis and Meniere’s disease, a chronic condition characterized by severe episodic vertigo, tinnitus, and fluctuating hearing loss.
In case of vertigo, patients experience a false sensation of movement of oneself or the environment. This can be a spinning or wheeling sensation, or they simply feel pulled to one side. This may lead to imbalance, nausea or vomiting. The cause of vertigo can be an imbalance between the left and right vestibular systems in signaling position and acceleration to the brain. The symptom of vertigo may partially or fully resolve thanks to spontaneous recovery of the peripheral vestibular function and / or through compensation of the imbalance at the brain level, which is known as vestibular compensation.
The imbalance between the left and right vestibular systems and thus the sensation of vertigo may be reduced by dampening the vestibular function in the unaffected, opposite inner ear through pharmacotherapy. This minimizes the extent of the imbalance falsely interpreted as movement. Most existing therapies rely on this strategy to minimize vertigo symptoms, but also have unintended sedative effects. Examples include meclizine, benzodiazepines, dimenhydrinate or amitriptyline.
Betahistine is widely used around the world for the treatment of vestibular disorders, notably Meniere’s disease and vertigo. Its development goes back to the use of intravenous histamine, which provided symptomatic relief for these disorders. Betahistine is a structural analog of histamine. It acts as a partial histamine H1-receptor agonist and, more powerfully, as a histamine H3-receptor antagonist. Betahistine has been shown to increase cochlear, vestibular and cerebral blood flow, facilitate vestibular compensation and inhibit neuronal firing in the vestibular nuclei. Unlike other drugs, it has no sedating effect. Betahistine is typically taken orally with a recommended daily dose of 24 to 48 mg, divided in 2 or 3 single doses.
Betahistine is generally recognized as a safe drug and there exists a large body of data on the pharmacology, pharmacokinetics and toxicology of the compound. It is approved in about 115 countries world-wide for the treatment of Meniere’s disease and vestibular vertigo, but not in the United States. In 1970, the Commissioner of FDA withdrew approval of the NDA after the discovery that the submission contained unsubstantiated information about some patients in the efficacy studies upon which approval was based. Today, betahistine is available in the United States only from compounding pharmacies or through importation. Despite limited availability, a survey by Clyde and colleagues published in Otology & Neurotology in 2017 revealed that 56% of US neurotologists and 16% of generalists use betahistine and 20-30% of neurotologists use it often or always when treating patients with Meniere’s disease.
Various studies and meta-analyses have demonstrated therapeutic benefits of betahistine in both the treatment of vertigo as well as in supporting vestibular rehabilitation. However, the evidence for therapeutic benefits is variable, and it has been suggested that efficacy could be increased with higher doses and / or longer treatment periods. It is well known that orally administered betahistine is rapidly and almost completely metabolized into 2-pyridylacetic acid, also known as 2-PAA, which lacks pharmacological activity. As a consequence the bioavailability of oral betahistine is estimated to be very low.
Our Solution - AM-125
On February 2, 2017, we entered into an asset purchase agreement with Otifex, pursuant to which we have purchased various assets related to betahistine dihydrochloride in a spray formulation, which we intend to develop for intranasal treatment of vertigo under the name AM-125.
The assets include data from a randomized placebo controlled dose escalating Phase 1 clinical trial in 40 healthy volunteers. The trial demonstrated good tolerability of intranasal betahistine and significantly higher betahistine concentrations in blood plasma than reported for oral betahistine administration. Comparing the betahistine concentrations in plasma with those from an independent Phase 1 clinical trial with oral betahistine showed a relative bioavailability for intranasal administration that was 20-40 times higher than with oral administration.
We have discussed the regulatory requirements for AM-125 during a Pre-IND meeting with the FDA and in the context of scientific advice meetings with two European health authorities to further define the development program. In 2018, we intend to conduct a second Phase 1 clinical trial with AM-125 in order to determine the maximum tolerated dose with single and repeated dosing and to generate additional data on the relative bioavailability compared to oral betahistine. The trial will take place in Europe. We will also generate additional toxicology data specifically with intranasal delivery in animals. Later in 2018 we intend to file an Investigational New Drug application with the FDA; in addition we plan to initiate a Phase 2 clinical trial in late 2018. We believe that, if approved, AM-125 could become the first betahistine product for the treatment of vertigo in the United States.
Competition
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
There exist no FDA or EMA approved products for the treatment of acute inner ear tinnitus or acute inner ear hearing loss; however, some drug products such as pentoxifylline, gingko biloba, corticosteroids, betahistine, trimetazidine or piracetam are frequently prescribed off-label. Some of them are even licensed as tinnitus or hearing loss treatments in certain countries of the European Union. A variety of drug products that are licensed or used off-label for the treatment of vestibular disorders and Meniere’s disease exist, including steroids, diuretics, anti-emetics or anti-nausea medications. In many countries outside the United States, oral betahistine is the standard of care and licensed for the treatment of Meniere’s disease and vestibular vertigo.
Possible competitors may be biotechnology and pharmaceutical companies as well as academic institutions, government agencies and private and public research institutions, which may in the future develop products to treat acute inner ear tinnitus or hearing loss or vertigo. Any product candidates that we successfully develop and commercialize will compete with new therapies that may become available in the future. We believe that the key competitive factors affecting the success of our product candidates, if approved, are likely to be efficacy, safety, convenience, price, tolerability and the availability of reimbursement from government and other third-party payors.
Acute inner ear tinnitus
There are a number of products in pre-clinical research and clinical development by third parties to treat tinnitus in the broader sense. Most of them are aiming to provide symptomatic relief (without treating the underlying cause) and targeting chronic rather than acute tinnitus. Examples include Tinnitus Retraining Therapy (TRT) or tinnitus maskers as well as more recent approaches like transcranial magnetic stimulation, vagus nerve stimulation, or customized sound therapy. Based on publicly available information, we have further identified the following drug product candidates that are currently in clinical development:

•
Autifony Therapeutics Ltd. has a Kv3 potassium channel agonist product candidate (AUT00063) that is designed for oral administration. In 2014 Autifony initiated a Phase 2 study with AUT00063 in patients with post-acute tinnitus. Following an interim analysis, Autifony announced in October 2015 that it would halt enrollment in its Phase 2 trial due to a lack of efficacy.

•
Otonomy Inc. acquired an early stage NMDA receptor antagonist product candidate (NST-001, gacyclidine) from Neurosystec Inc. in October 2013 and, according to public information, is planning to develop it as OTO-311 for intratympanic injection. According to public information, Otonomy intends to develop a polymer-based formulation of gacyclidine for the treatment of tinnitus that will provide a full course of treatment from a single intratympanic injection. OTO-311 has been evaluated in a Phase 1 trial. Following a change in formulation, Otonomy is planning to initiate a Phase 1/2 trial with the modified drug product OTO-313 in 2019.

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
Acute inner ear hearing loss

There are a number of product candidates in pre-clinical research and clinical development by third parties that aim to prevent or treat acute inner ear hearing loss. Based on publicly available information, we have identified the following drug product candidates that are currently in clinical development:

•
Autifony Therapeutics Ltd. has a Kv3 potassium channel agonist product candidate (AUT00063) that is designed for oral administration. Autifony conducted a Phase 2 trial with AUT00063 in the treatment of speech-in-noise deficits in elderly patients. Autifony announced in August 2016 that the study showed no treatment benefit for AUT00063. In July 2016, the company announced a pilot trial with AUT00063 in adult cochlear implant users in the United Kingdom.

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

•
Sound Pharmaceuticals, Inc. has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration. In a Phase 2 clinical trial SP-1005 was tested for the prevention of noise-induced hearing loss in young adults. The study showed a reduction in the temporary hearing threshold that in one dose was better by 2.75 dB than in the placebo group.

•
Otologic Pharmaceutics, Inc. has a product candidate (HPN-07) designed for treatment of acute hearing loss by way of oral administration. A Phase 1 trial was completed in December 2015. A Phase 2 clinical trial is under preparation.

•
Sensorion, a French company, is developing SENS-401 (R-azasetron besylate) for the treatment of sudden sensorineural hearing loss by way of oral administration. The company plans to initiate a Phase 2 trial in 2018. Sensorion has received orphan drug designation by the EMA for sudden sensorineural hearing loss.

•
Southern Illinois University has an antioxidant product candidate (D-methionine) that is designed for oral administration in the prevention and treatment of noise induced hearing loss and currently being tested in a late stage study with the Department of Defense.

•
Strekin AG, a privately held Swiss company, has an agonist of the peroxisome proliferator (STR001) that it plans to develop for surgery induced haring loss. A Phase 2 trial was initiated in 2016. Strekin has received orphan drug designation by the EMA for sudden sensorineural hearing loss.

We believe that AM-111 is the only product candidate administered after an incidence of acute hearing loss that so far has demonstrated in a randomized, placebo controlled clinical trial a clinically relevant and significant improvement in hearing. To our knowledge, we are also the only company to have obtained orphan drug designation for a product candidate in the treatment of ASNHL in the United States. To the extent that other drug developers demonstrate clinical efficacy for their product candidates in the prevention and treatment of permanent hearing loss from ASNHL, our competitive position may be weakened, and the market exclusivity under the orphan drug designation may be circumvented.
Vestibular Disorders
There are a number of product candidates in clinical development by third parties that aim to prevent or treat vertigo. Based on publicly available information, we have identified the following drug product candidates that are currently in clinical development:

•
Otonomy is developing a polymer-based formulation for the steroid dexamethasone (Otividex; OTO-104) for patients with Meniere’s disease. In August 2017 Otonomy announced that a Phase 3 clinical trial conducted in the United States had failed to show a treatment effect of OTO-104 against placebo and that a European Phase 3 clinical trial was terminated early. In November 2017 the company announced that the European study showed a statistically significant reduction in the count of definitive vertigo days.

•
Sensorion is developing SENS-111, a histamine H4 receptor antagonist, for the oral treatment of acute vertigo crises. A Phase 2 trial started enrolling patients with acute unilateral vestibulopathy in 2017.

•
Sound Pharmaceuticals, Inc. has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration. In October 2017 Sound Pharmaceuticals announced a Phase 2 clinical trial with SP-1005 to treat patients with Meniere’s disease.

•
Castle Creek Pharmaceuticals, LLC, a U.S. company, announced in December 2016 the in-licensing of Arlevert, a fixed-dose combination of cinnarizine, a calcium channel antagonist, and dimenhydrinate, an antihistamine, from Hennig Arzneimittel GmbH & Co. KG, a German company, and its intention to develop it as a treatment for vertigo for the U.S. market. Arlevert is approved and has been marketed for a long time in various countries outside the U.S. The current status of the program, which no longer appears on Castle Creek’s website, is unclear.

The aforementioned developments have the potential to compete with AM-125. Likewise, AM-125, if approved, will compete with products that are licensed or used off-label for the treatment of vestibular disorders and Meniere’s disease, including steroids, diuretics, anti-emetics or anti-nausea medications as well as oral betahistine, the standard of care for treatment of Meniere’s disease and vestibular vertigo outside the United States. Although we expect that AM-125 will offer benefits over oral betahistine due to the ability to bypass the strong first-pass metabolism associated with oral intake and provide for a higher bioavailability and avoid gastric side effects, it may take time to change prescribing and usage patterns in favor of the newer product.
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
As of December 31, 2017, we own five issued U.S. patents and nine pending U.S. patent applications along with foreign counterparts of such patents and applications in various jurisdictions. We co-own four of our issued U.S. patents, and one of our pending patent applications with INSERM, along with their foreign counterparts, pursuant to the terms of our co-ownership and exploitation agreement. In addition, we co-own two of our pending applications with Xigen pursuant to the terms of our collaboration and license agreement.
In addition, as of December 31, 2017, we have exclusively licensed from Xigen twelve issued U.S. patents and three pending U.S. patent applications, along with their foreign counterparts in various jurisdictions that cover the composition of matter or method of use of JNK ligand peptides in a limited field including the intratympanic treatment of acute sensorineural hearing loss.
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
The patent portfolios for our two leading product candidates as well as other related filings as of December 31, 2017 are summarized below.
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
On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving our issued U.S. patent No. 9,066,865 (the “‘865 Patent”) and Otonomy’s U.S. patent application No. 13/848,636 (the “‘636 Application”). The patent interference identified claims 1-9 in the ‘865 Patent as interfering with claims 38, 43 and 46-50 of the ‘636 Application. The ‘865 Patent discloses methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims of the ‘865 Patent are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ‘636 Application were refused. In addition, claims 1-8 of the ‘865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. On March 27, 2017, Otonomy submitted a notice of appeal to the United States Court of Appeals for the Federal Circuit.  To preserve its rights, Auris filed a notice of cross-appeal on April 5, 2017.  Otonomy subsequently filed its opening brief on July 20, 2017, and Auris filed its principal and response brief on October 27, 2017.  On January 5, 2018, Otonomy filed its opposition and reply brief.  Auris filed its reply brief on February 2, 2018. See “Item 3. Key Information—D. Risk factors—Risks Related to Intellectual Property.
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
Manufacturing
We currently rely on and expect to continue to rely on third parties for the supply of raw materials and to manufacture drug supplies for clinical trials of our product candidates, including Keyzilen®, AM-111 and AM-125. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to more risk than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. We do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.
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
The registrant corporation, Auris Medical Holding AG, has four wholly-owned subsidiaries which are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary Auris Medical AG.

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
Overview
We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear and vestibular disorders. We have two lead clinical-stage product candidates, (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) AM-111, being developed for the treatment of acute inner ear hearing loss. Keyzilen ® (AM-101) is being developed for the treatment of acute inner ear tinnitus and has received fast track designation from the FDA. In two Phase 2 clinical trials, Keyzilen ® demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. In August 2016, we announced that the trial Efficacy and Safety of AM-101 in the Treatment of Acute Peripheral Tinnitus 2 (TACTT2), the first of two pivotal Phase 3 clinical trials with Keyzilen ® , did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the Tinnitus Functional Index (TFI), compared to placebo.

Based on the outcomes from the TACTT2 trial, we amended our protocol for the TACTT3 Phase 3 clinical trial of Keyzilen® in two steps. Under the final, amended trial protocol, the change in TFI score was elevated from a key secondary endpoint to a primary efficacy endpoint, the trial size was increased to enhance statistical sensitivity to the effects of treatment, and the subgroup of patients with otitis media-related tinnitus was included in confirmatory statistical testing along with the overall study population. The change in tinnitus loudness was downgraded from a primary to a secondary efficacy endpoint. As in TACTT2, tinnitus loudness was initially rated on a daily basis; however, the rating frequency was subsequently reduced in between study visits in order to lighten the burden of patients and reduce the potential impact of the frequent measures. Enrollment into the TACTT3 trial was resumed in early 2017 and completed in September 2017. On March 13, 2018, we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. We are currently investigating the outcomes, including those in TACTT2, the previously conducted sister trial.

We are also developing AM-111 for acute inner ear hearing loss. In November 2015 and in June 2016 we initiated two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss (ISSNHL; aka sudden deafness), titled HEALOS and ASSENT.

HEALOS enrolled 256 patients in Europe and Asia. On November 28, 2017, we announced that the HEALOS trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically and statistically significant improvement in the AM-111 0.4 mg/mL treatment group. We plan to discuss the HEALOS results and the regulatory pathway with health authorities. In addition, we terminated the ASSENT trial as it is very similar in design to the HEALOS trial and, based on the new findings, is no longer adequate for testing AM-111.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities, and short- and long-term loans. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of December 31, 2017, we had cash and cash equivalents of CHF 15.0 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, Keyzilen®, AM-111 or any of our other product candidates.
As of December 31, 2017, we had an accumulated deficit of CHF 136.1 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.
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
Otifex
On February 2, 2017, we entered into an asset purchase agreement with Otifex Therapeutics Pty Ltd (“Otifex”), pursuant to which we agreed to purchase and Otifex has agreed to sell us certain preclinical and clinical assets related to a formulation for the intranasal application of betahistine, which we refer to as AM-125, as well as associated intellectual property rights. We plan to develop the formulation for the treatment of vertigo. The Otifex transaction closed in July 2017. We plan to initiate a second Phase 1 clinical trial with AM-125 in the first half of 2018.
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
We expect that our operating expenses in 2018 will be in the range of CHF 10.0 to 12.0 million, the majority of which we expect to be research and development expense. Our research and development expense mainly relates to the following key programs:

•
Keyzilen® (AM-101). We conducted a Phase 3 clinical development program with Keyzilen® comprising two Phase 3 trials and two open label follow-on trials. We completed enrollment of the last of these trials (TACTT3) in September 2017. On March 13, 2018, we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. We are currently investigating the outcomes, including those in TACTT2, the previously conducted sister trial. We anticipate that our research and development expenses in connection with the Keyzilen® trials will be lower in 2018 than in 2017, reflecting the completion of trials.

•
AM-111. We conducted a Phase 3 clinical development program with AM-111 comprising two Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. On November 28, 2017, we announced that the HEALOS trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically and statistically significant improvement in the AM-111 0.4 mg/mL treatment group. We plan to discuss the HEALOS results and the regulatory pathway with health authorities. In addition, we terminated the ASSENT trial as it is very similar in design to the HEALOS trial and, based on the new findings, is no longer adequate for testing AM-111.

•
AM-125. In the first half of 2018, we plan to initiate a second Phase 1 trial in healthy volunteers to further test the safety and tolerability and the pharmacokinetics of AM-125. We expect to obtain the results of the study in summer 2018.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for production of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.
For the years ended December 31, 2017, 2016 and 2015, we spent CHF 6.5 million, CHF 15.3 million and CHF 19.7 million, respectively, on research and development expenses related to Keyzilen®. For the same time periods, we spend CHF 11.4 million, CHF 9.4 million and CHF 6.4 million, respectively, on research and development expenses related to AM-111. In addition, we incurred research and development expenses related to our earlier stage products. These expenses exclude the milestone payment to Xigen for AM-111 as it was capitalized. Research and development expenses are expected to remain at significant levels as we advance the clinical development of Keyzilen®, AM-111 and AM-125. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

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
Revaluation gain from derivative financial instruments
In connection with the Hercules Loan and Security Agreement, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of $3.94 per share. Revaluation gain/(loss) show the changes in fair value of the warrant issued to Hercules. As of March 13, 2018, following the consummation of the Merger, the Hercules warrant was exercisable for up to 15,673 common shares at an exercise price of $39.40 per common share.
On February 21, 2017, we issued 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 warrants. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the February 2017 offering were exercisable for up to 794,500 common shares at an exercise price of $12.00 per common share.
Foreign currency exchange gain/(loss), net
Our foreign currency exchange gain/(loss), net, consists primarily of unrealized gains or losses on our USD and EUR denominated cash and cash equivalents.
Transaction costs

Transaction costs relates to the fees and transaction costs allocated to the warrants (derivative financial instrument) related to the public offering completed on February 21, 2017 and fees and transaction costs allocated to the Commitment Purchase Agreement entered in on October 10, 2017, representing LPC’s commitment to purchase shares at the option of the Company, subject to certain restrictions (derivative financial instrument).
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

Comparison of the years ended December 31, 2017 and 2016

	Year Ended December 31,
	2017	2016	Change
	(in thousands of CHF)%
Research and development	(19,211)	(24,777)	(22)%
General and administrative	(5,150)	(5,447)	(5)%
Operating loss	(24,361)	(30,224)	(19)%
Interest income	54	68	(21)%
Interest expense	(1,640)	(829)	98%
Foreign currency exchange gain/(loss), net	(825)	(100)	725%
Revaluation gain/(loss) from derivative financial instruments	3,372	291	1,059%
Transaction Costs	(1,027)	—	—%
Loss before tax	(24,427)	(30,794)	(21)%
Income tax gain	18	131	(86)%
Net loss attributable to owners of the Company	(24,409)	(30,662)	(20)%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	272	(394)	(169)%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	50	(20)	(350)%
Other comprehensive income/(loss)	322	(414)	(178)%
Total comprehensive loss attributable to owners of the Company	(24,087)	(31,076)	(22)%
Research and development expense

	Year Ended December 31,
	2017	2016	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(12,366)	(16,639)	(26)%
Preclinical projects	(643)	(546)	18%
Drug manufacture and substance	(2,027)	(2,609)	(22)%
Employee benefits	(2,774)	(2,855)	(3)%
Other research and development expenses	(1,402)	(2,128)	(34)%
Total	(19,211)	(24,777)	(22)%
Research and development expense decreased by 22% from CHF 24.8 million in 2016 to CHF 19.2 million in 2017. Our research and development expense is dependent on the development phases of our research projects and may therefore fluctuate significantly from year to year. The variances in expense between 2016 and 2017 are mainly due to the following factors:

•
Clinical projects. In 2017, we incurred lower service and milestone costs for our Keyzilen ® studies, mainly reflecting the completion of TACTT2, AMPACT1 and AMPACT2 and progression towards completion of TACTT3 were partly offset by higher AM-111 related expenses due to progression of our HEALOS and ASSENT trials.

•	Preclinical projects. In 2017 preclinical expenses increased by 18% due to an increase in activities in our early stage program AM-102.

•
Drug manufacture and substance. In 2017 costs related to raw material purchases and expenses decreased by 22% mainly due to lower costs for process validation related to Keyzilen ®, which were partly offset by increases related to AM-111.

•	Employee benefits. Employee benefit costs decreased in 2017 due to lower headcount and lower recruiting fees.

General and administrative expense

	Year Ended December 31,
	2017	2016	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(2,098)	(2,175)	(4)%
Business development	(162)	(46)	255%
Travel expenses	(199)	(159)	26%
Administration expenses	(2,522)	(2,970)	(15)%
Lease expenses	(81)	(64)	28%
Depreciation tangible assets	(69)	(39)	75%
Capital tax (expenses)/income	(18)	5	(440)%
Total	(5,150)	(5,447)	(5)%
General and administrative expenses decreased by 5% from CHF 5.4 million in 2016 to CHF 5.2 million in 2017.

•
Employee benefits. In 2017, headcount was similar to 2016 and in line with the planned organization of administrative staff and the management team. Employee benefits expenses decreased as a result of lower personnel cost due to certain positions temporarily being unfilled and lower recruiting fees.

•	Business development. Business development expenses increased from CHF 0.05 million to CHF 0.2 million as a result of higher consulting fees.

•	Administration expenses. The decrease of 15% from CHF 3.0 million in 2016 to CHF 2.5 million in 2017, primarily due to lower consultancy fees.
Interest income
Interest income decreased in 2017 compared to 2016 due to lower amounts earned on short-term deposits.
Interest expense
Interest expense increased substantially in 2017 to CHF 1.6 million compared to CHF 0.8 million in 2016, as a result of the Hercules Loan and Security Agreement. On June 19, 2016, we drew $12.5 million under the facility. The loan was initially recognized at transaction value less the fair value of the warrant as of the transaction date and less directly attributable transactions costs. Following the initial recognition, the loan is measured at amortized cost using the effective interest method. Changes in amortized cost as well as interest paid to Hercules are recognized as interest expense. In addition, we recognized bank charges as interest expense.
Foreign currency exchange gain/(loss), net
Foreign currency exchange gains/(loss), net increased in 2017 mainly due to the depreciation of the U.S. dollar against the Swiss Franc which triggered a net foreign unrealized currency loss on U.S. dollar denominated cash and cash equivalents
Revaluation gain/(loss) from derivative financial instruments

In connection with the Hercules Loan and Security Agreement, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of $3.94 per share. As of March 13, 2018, following the consummation of the Merger, the warrant was exercisable for 15,673 common shares at an exercise price of $39.40 per common share. The fair value of the warrant on December 31, 2017 amounted to CHF 23,350. The revaluation gain of the derivative for 2017 amounted to CHF 93,782 (2016: revaluation gain of CHF 291,048).

On February 21, 2017, we issued 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 warrants. As of December 31, 2017, the fair value of the warrants amounted CHF 1,813,412. Since its initial recognition, the fair value of the warrants have decreased by CHF 3,278,404, resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,090,463). As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the February 2017 offering were exercisable for 794,500 common shares at an exercise price of $12.00 per common share.

Transaction costs

Transaction costs increased by CHF 1.0 million in 2017 compared to 2016. The increase relates to the fees and transaction costs related to the warrants issued as part of the public offering completed on February 21, 2017 and for obtaining the Commitment Purchase Agreement entered in October 10, 2017 representing LPC’s commitment to purchase shares at the option of the Company, subject to certain restrictions.
Income tax gain
Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2014 and 2015 fiscal years.
Remeasurements of defined benefits liability
Remeasurements of the net defined benefits liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), decreased by 169% from 2016 to 2017. The increase was due a change in the discount rate and a change in demographic assumptions.
Foreign currency translation differences
Foreign currency translation differences decreased by 350% from 2016 to 2017. The decrease was primarily related to changes in the opening and closing balance of the group’s currency translation differences.
Comparison of the years ended December 31, 2016 and 2015

	Year Ended December 31,
	2016	2015	Change
	(in thousands of CHF)%
Research and development	(24,777)	(26,536)	(7)%
General and administrative	(5,447)	(4,342)	25%
Operating loss	(30,224)	(30,878)	(2)%
Interest income	68	37	84%
Interest expense	(829)	(8)	10,363%
Foreign currency exchange gain/(loss), net	(100)	1,144	(109)%
Revaluation gain from derivative financial instruments	291	—	—%
Loss before tax	(30,794)	(29,705)	4%
Income tax expense	131	—	—%
Net loss attributable to owners of the Company	(30,662)	(29,705)	3%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability, net of taxes of CHF 0	(394)	(54)	630%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	(20)	(13)	54%
Other comprehensive loss	(414)	(67)	518%
Total comprehensive loss attributable to owners of the Company	(31,076)	(29,772)	4%

Research and development expense

	Year Ended December 31,
	2016	2015	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(16,639)	(20,808)	(20)%
Preclinical projects	(546)	(468)	17%
Drug manufacture and substance	(2,609)	(1,866)	40%
Employee benefits	(2,855)	(2,140)	33%
Other research and development expenses	(2,128)	(1,253)	70%
Total	(24,777)	(26,535)	(7)%

Research and development expense decreased by 7% from CHF 26.5 million in 2015 to CHF 24.8 million in 2016. Our research and development expense is dependent on the development phases of our research projects and may therefore fluctuate significantly from year to year. The variances in expense between 2015 and 2016 are mainly due to the following factors:

•
Clinical projects. In 2016 we incurred lower clinical expenses related to our Phase 3 clinical program with Keyzilen® than in 2015. Expenses decreased in 2016 primarily due to lower service and milestone costs charged by contracted service providers, reflecting the completion of the TACTT2 trial and progress in our open label follow-on studies AMPACT1 and AMPACT2. The decrease of Keyzilen ® related expenses was partially offset by an increase of cost related to our Phase 3 clinical program with AM-111 reflecting the progress in recruitment in HEALOS and the initiation of patient recruitment in the ASSENT trial.

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

•	Employee benefits. Employee benefits increased in 2016 due to an increase in headcount and higher compensation expenses.
General and administrative expense

	Year Ended December 31,
	2016	2015	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(2,175)	(1,503)	45%
Administration expenses	(2,970)	(2,387)	24%
Other	(302)	(452)	(33)%
Total	(5,447)	(4,342)	25%
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
Foreign currency exchange gains/(losses), net

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
Cash flow
Comparison of the years ended December 31, 2017 and 2016
The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
	(in thousands of CHF)
Net cash used in operating activities	(24,276)	(29,454)
Net cash used in investing activities	(99)	(177)
Net cash from financing activities	8,221	11,439
Net effect of currency translation on cash	(1,315)	397
Cash and cash equivalents at the beginning of the period	32,422	50,237
Cash and cash equivalents at the end of the period	14,973	32,442
The decrease in cash used in operating activities from CHF 29.5 million in 2016 to CHF 24.3 million in 2017 reflects the impact of lower operating expenses primarily driven by lower research and development related expenses.
Cash used in investing activities reflects, in both 2017 and 2016, cash used in the purchase of property, plant and equipment (manufacturing equipment, leasehold improvements and office furniture) offset by interest received.
Cash from financing activities in 2017 includes the net proceeds of the February 2017 public offering of common shares and warrants to purchase common shares. The net proceeds to us from the offering were approximately CHF 9.1 million, after deducting underwriting discounts and other offering expenses payable by us. Cash from financing activities in 2017, also includes the principal amortization and interest payments due to the financing parties under the Hercules Loan and Security Agreement. In addition, cash from financing activities in 2017 includes the issuance of shares under the Commitment Purchase Agreement and a Registration Rights Agreement with LPC which resulted in net proceeds of CHF 2.3 million.
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

Cash and funding sources
The table below summarizes our sources of financing for the years ended December 31, 2017, 2016 and 2015.

	Equity Capital and Preferred Shares	Loans	Total
	(in thousands of CHF)
2017	11,491	—	11,491
2016	—	11,987	11,987
2015	21,071	—	21,071
Total	32,562	11,987	44,549

On October 10, 2017, we entered into the Commitment Purchase Agreement and a Registration Rights Agreement with LPC. Pursuant to the Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the Commitment Purchase Agreement. As of March 12, 2018, we had issued an aggregate of 2,600,000 common shares for an aggregate proceeds of $1,774,655 to LPC pursuant to the Commitment Purchase Agreement. The Commitment Purchase Agreement terminated upon consummation of the Merger on March 13, 2018.
On October 16, 2017, we issued 1,744,186 common shares to LPC for an aggregate proceeds of $1,500,000.
On February 21, 2017, we completed a public offering of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to us from the offering were approximately CHF 9.1 million, after deducting underwriting discounts and other estimated offering expenses payable by us. The underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its option in the amount of 1,350,000 warrants. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the February 2017 offering were exercisable for up to 794,500 common shares at an exercise price of $12.00 per common share.
On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to $20.0 million with Hercules as administrative agent and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. In connection with the loan facility, we issued Hercules a warrant to purchase up to 241,117 of our common shares at an exercise price of $3.94 per share. As of March 13, 2018, following consummation of the Merger, the warrant is exercisable for 15,673 common shares at an exercise price of $3.94 per common share.
On June 1, 2016, we entered into a Controlled Equity Offering Sales Agreement with Cantor, pursuant to which we may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to $35 million through Cantor. In the year ended December 31, 2017, we did not offer or sell any common shares under the Controlled Equity Offering Sales Agreement. The Controlled Equity Offering program terminated upon consummation of the Merger on March 13, 2018.
On May 20, 2015, we completed a public offering of 5,275,000 common shares at a price to the public of $4.75 per share. The net proceeds of the public offering were CHF 21.1 million.
In addition, subsequent to December 31, 2017, we completed a public offering of 12,499,999 common shares with a nominal value of CHF 0.40 each and concurrent offering of 7,499,999 warrants, each warrant entitling its holder to purchase one common share. The net proceeds to the Company from the January 2018 were approximately $4.9 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 offering were exercisable for up to 749,999.9 common shares at an exercise price of $5.00 per common share.
We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements
We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2018. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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
We expect that we will require additional funding to complete our development programs with Keyzilen®, AM-111 and AM-125, obtain regulatory approval for them and to commercialize our product candidates Keyzilen ® , AM-111, AM-125 or any other product candidate. If we receive regulatory approval for Keyzilen ®, AM-111 or AM-125, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts. Likewise, if we are unable to refinance amounts outstanding under our existing term loan facility before such amounts are due we may be unable to repay such amounts, which could result in foreclosure of the collateral pledged to secure such loan.
We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. We may also seek to refinance out outstanding indebtedness.
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
Licenses, Intellectual Property and Data rights
Intellectual property rights that are acquired by the Company are capitalized as intangible assets if they are controlled by the Company, are separately identifiable and are expected to generate future economic benefits, even if uncertainty exists as to whether the research and development will ultimately result in a marketable product. Consequently, upfront and milestone payments to third parties for the exclusive use of pharmaceutical compounds in specified areas of treatment are recognized as intangible assets.
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
The share-based compensation plans qualify as equity settled plans. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The vesting of share options is conditional on the employee completing a period of service of three and four years respectively, from the grant date, in accordance with Plans A and C. Under the Company's equity incentive plan (the "Equity Incentive Plan" or "EIP") adopted in August 2014 and amended in April 2017 and assumed by Auris NewCo following the Merger, 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors in 2015 and 2016 vest after a period of one year after the grant date.
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
Valuation of share options
The fair value of our share options is determined by our Management and our Board of Directors, and takes into account numerous factors to determine a best estimate of the fair value of our share options as of each grant date.
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

These exemptions will apply until 2019 or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

F.	Tabular disclosure of contractual obligations
The following table presents information relating to our contractual obligations as of December 31, 2017:

	Payments Due by Period
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in thousands of CHF)
Operating lease obligations (1)	161	322	124	—	607
Loan and Borrowings (2)	4,542	6,213	—	—	10,755
Derivative Financial Instruments (3)			1,837	—	1,837
Total	4,703	6,535	1,961	—	13,199
___________________

(1)
Operating lease obligations consist of payments pursuant to an operating lease agreements relating to our lease of office space and are not accounted for on the balance sheet. The lease term of our lease in Basel, Switzerland, is 5 years and expires on September 30, 2021, with an option to extend for another five years.

(2)
Loan obligations consist of amortization payments and the end of term fee due under the Hercules Loan and Security Agreement converted to CHF at an exchange rate of CHF 0.9725 to US$1.00. The secured term loan under the Hercules Loan and Security Agreement has a maturity date of January 2, 2020, with an interest-only period through July 1, 2017, and amortized payments of principal and interest thereafter in equal monthly instalments until the maturity date. The loan bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. Interest payments are not included in the table presented above.

(3)	Derivative Financial instruments relate to the warrants issued in connection with the Hercules Loan and Security Agreement and the warrants issued in the public offering in February 2017.
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
Under the terms of the asset purchase agreement with Otifex Therapeutics Pty Ltd, we are obliged to make a development milestone payment of $200,000 if use of the purchased formulation is supported by the results from toxicology studies over three to six months.

G.	Safe harbor
See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management
From the 2017 annual general meeting to our extraordinary meeting of shareholders held on March, 12, 2018, our board of directors was composed of Thomas Meyer (Chairman), Armando Anido, Mats Blom, Oliver Kubli, Berndt A.E. Modig and Calvin W. Roberts (Antoine Papiernik was elected at the 2017 annual meeting and resigned effective as of September 26, 2017). Mr. Kubli and Mr. Modig did not stand for re-election at the March 12, 2018 meeting. All other directors were re-elected and Alain Munoz was elected as new director at the March 12, 2018 meeting. The election of directors at the extraordinary meeting of shareholders prior to the Merger were implemented by the surviving company on March 13, 2018, following the consummation of the Merger. Our directors have been elected for a one year term and, accordingly, the term will expire at the time of our 2019 annual general meeting.
The following table presents information about our executive officers and directors as of March 13, 2018, following the consummation of the Merger.

Name	Position	Age	Initial Year of Appointment
Executive Officers(1)
Thomas Meyer	Chairman, Director and Chief Executive Officer	50	2003
Andrea Braun-Scherhag	Head Regulatory & Quality Affairs	51	2016
Hernan Levett	Chief Financial Officer	42	2017

Non-Executive Directors(2)(3)
Armando Anido	Director	60	2016
Mats Blom	Director	53	2017
Alain Munoz	Director	68	2018
Calvin W. Roberts	Director	65	2015

(1)
Effective April 30, 2017, Anne Sabine Zoller resigned from her position as General Counsel of the Company and, effective December 31, 2017, Thomas Jung resigned from his position as Chief Development Officer of the Company.

(2)	Effective September 26, 2017, Antoine Papiernik resigned from the board of directors of the Company.

(3)	Mr. Kubli and Mr. Modig did not stand for re-election at the General Meeting held on March 12, 2018.
Unless otherwise indicated, the current business addresses for our executive officers and directors is Auris Medical Holding AG, Bahnhofstrasse 21, 6300 Zug, Switzerland.
Executive Officers
Thomas Meyer, Founder, Chairman of the Board of Directors and Chief Executive Officer: Mr. Meyer founded Auris Medical in April 2003. Prior to founding us, he was the Chief Executive Officer of Disetronic Group, a leading Swiss supplier of precision infusion and injection systems. He worked for Disetronic in various functions starting in 1988, becoming member of the Board of Directors in 1996, Deputy Chief Executive Officer in 1999 and Chief Executive Officer in early 2000. Prior to joining Disetronic, he advised several Swiss companies in strategy, marketing and corporate finance. He holds a Ph.D. (Dr.rer.pol.) in business administration from the University of Fribourg, Switzerland.
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
Non-Executive Directors
Armando Anido, Director, Chairman of the Compensation Committee: Mr. Anido has been a member of our Board of Directors since April 2016. Mr. Anido has more than 30 years of executive, operational and commercial leadership experience in the biopharmaceutical industry. He serves as Chairman and Chief Executive Officer of Zynerba Pharmaceuticals, Inc., since October 2014. Prior to Zynerba, Mr. Anido served as Chief Executive Officer of NuPathe, Inc., and Auxilium Pharmaceuticals, Inc. Prior to Auxilium, Mr. Anido held commercial leadership roles at MedImmune, Glaxo Wellcome and Lederle Labs. He was a member of the Board of Directors and Chairman of the Compensation Committee of Aviragen Therapeutics (until it merged with Vaxart). He was a member of the Board of Directors of Adolor Corporation until it was sold to Cubist Pharmaceuticals. Mr. Anido holds a BS in Pharmacy and an MBA from West Virginia University.

Mats Blom, Director: Mats Blom has been a member of our Board of Directors since April 2017. Mr. Blom is Executive Vice President and Chief Financial Officer (CFO) of Zealand Pharma A/S. Prior to joining Zealand, he served as CFO of Swedish Orphan International, an orphan drug company acquired by BioVitrum in 2009. In addition, Mr. Blom has extensive managerial experience and has held CFO positions at Active Biotech AB and Anoto Group AB. Previously, he served as a management consultant at Gemini Consulting and Ernst & Young. Mats Blom holds a BA in Business Administration and Economics from the University of Lund and an MBA from IESE University of Navarra, Barcelona.
Alain Munoz, Director: Mr. Munoz, MD, has been a member of our Board of Directors since March 2018 and previously served on our Board of Directors between 2007 and 2015. Mr. Munoz is an entrepreneur and independent management consultant in the pharmaceutical and biotechnology industry. From 1990 to 2000, Dr. Munoz worked with the Fournier Group, as Research and Development Director and then Senior Vice President of the Pharmaceutical Division. He joined Fournier from Sanofi Research, where he started as Director in the cardiovascular and anti-thrombotic products department and then as Vice President international development. Dr. Munoz is qualified in cardiology and anesthesiology from the University Hospital of Montpellier, France where he was head of the clinical cardiology department. He has been a member of the Scientific Committee of the French drug agency. He is advisor to Kurma partners and serves on the Board of Valneva SA (VLA.PA), Hybrigenics S.A. (ALHYG.PA) and Zealand Pharma A/S. (ZEAL.CO).
Calvin W. Roberts, Director: Mr. Roberts, MD, has been a member of our Board of Directors since April 2015. Mr. Roberts is Chief Medical Officer at Bausch + Lomb and Senior Vice President and Chief Medical Officer, Eye Care of Valeant Pharmaceuticals. He joined Bausch + Lomb in 2011. Dr. Roberts is a specialist in cataract and refractive surgery and has been a pioneer in the use of ophthalmic non-steroidals. Since 1982 he has been a Clinical Professor of Ophthalmology at Weill Medical College of Cornell University. In addition, he had a private ophthalmology practice in New York City between 1998 and 2008 and is the author of over 50 peer-reviewed articles. Dr. Roberts has been a member of the Board of Directors and the Audit Committee of Alimera Sciences, Inc., since it was founded in 2003.

B.	Compensation
For the year ended December 31, 2017, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 2,310,786 (2016: CHF 2,235,682).
For the year ended December 31, 2017, the amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of CHF 94,839 (2016: CHF 88,838).
Compensation awarded to the Board of Directors in 2017
The total compensation of the members of the board of directors in 2017 is outlined below:

In CHF	Cash Compensation	Social Contributions	Stock Options(6)	Total
Thomas Meyer, PhD, Chairman(1)	—	—	—	—
James I. Healy, MD, PhD, Vice-Chairman(2)	10,636	662	0	11,298
Armando Anido, MBA	50,105	3,119	11,371	64,595
Wolfgang Arnold, MD(2)	10,010	362	0	10,372
Mats Blom, MBA(3)	34,336	—	11,371	45,707
Oliver Kubli, CFA	41,700	2,596	11,371	55,667
Berndt A.E. Modig, MBA	55,904	—	11,371	67,275
Antoine Papiernik, MBA(4)(5)	20,327	0	0	20,327
Calvin W. Roberts, MD	48,018	2,989	11,371	62,378
Total	271,036	9,728	56,855	337,619

(1)	Disclosed under “Compensation Awarded to Our Executive Officers” below. The Chief Executive Officer does not receive any additional compensation for the exercise of the office of the Chairman.

(2)	Dr. Healy and Dr. Arnold did not stand for re-election at the 2017 Annual shareholders’ meeting and their terms therefore ended on April 13, 2017.

(3)	Elected on April 13, 2017.

(4)
As the internal regulations applicable to Sofinnova Capital VII FCPR did not allow for payment of a compensation or the grant of equity instruments to fund managers, the compensation payable to Mr. Papiernik was paid to Sofinnova Capital VII FCPR. Instead of an option grant, the grant date fair value of the options (less applicable taxes and charges) was paid to Sofinnova Capital VII FCPR in cash.

(5)	Resigned effective as of September 26, 2017.

(6)
In 2017, 53,140 options were granted to each eligible member of the Board of Directors. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

Compensation Awarded to our Executive Officers in 2017

The total compensation and the highest individual compensation to our executive officers in 2017 are outlined below:

in CHF	Fixed Cash Compensation	Variable Compensation(1)	Social contributions and fringe benefits	Stock Options(2)	Total
Thomas Meyer, PhD Chief Executive Officer(3)	363,600	—	60,490	127,895	551,985
Executive Officers Total(4)	1,277,638	155,118	238,948	301,463	1,973,167

(1)	The variable compensation is paid in cash. Dr. Meyer waived his short-term incentive for 2017.

(2)
2017 option grants. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

(3)	Highest paid executive.

(4)
On December 31, 2017, we had three executive officers. Dr. Zoller and Dr. Jung retired from their functions as executive officers effective as of April 30, 2017 and December 31, 2017, respectively. Mr. Levett was appointed an executive officer effective as of January 1, 2017. The compensation to the retired executive officers for their services in 2017 is included in the executive officer total compensation.

Employment Agreements
We have entered into employment agreements with our executive officers Thomas Meyer, Andrea Braun-Scherhag and Hernan Levett. The employment agreements provide for the compensation that our executive officers are entitled to receive, including certain equity grants, and contain termination notice periods of seven days for the first three months and then afterwards six-months’ notice. The Company will have title to the intellectual property rights developed in connection with the executive officer’s employment, if any. There is an 18 month non-compete period following the end of employment in our agreement with Mr. Meyer and a 12 month non-compete period following the end of employment in our agreement with Mr. Levett.
None of our directors has entered into service agreements with the Company. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity-based compensation and benefits.

Equity Incentive Plans
Equity Incentive Plan
In August 2014, as amended in April 2017, we established an equity incentive plan (the “Equity Incentive Plan” or “EIP”) with the purpose of motivating and rewarding those employees and other individuals who are expected to contribute significantly to our success, and advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals. As of March 13, 2018, following the consummation of the Merger, the maximum number of shares available for issuance under the EIP was 915,000 common shares. The option exercise price for options under the EIP is determined by the compensation committee at the time of grant, but shall not be less than the nominal value of a share of common stock on the grant date. The EIP was assumed by Auris NewCo following the Merger.
Plan administration. The EIP is administered by our compensation committee. Approval of the committee is required for all grants of awards under the EIP. The committee may delegate to one or more officers the authority to grant options and stock appreciation rights, and the committee may delegate to another committee (which may consist of solely one director) the authority to grant all types of awards.
Eligibility. Any director, employee, consultant or any other individual who provides services to us or any of our affiliates is eligible to be selected to receive an award under the EIP.
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
Accelerated vesting. Subject to any additional vesting conditions that may be specified in an individual award agreement, the EIP provides that upon a change of control of the Company (as defined in the EIP) the committee may cause options and stock appreciation rights to be cancelled in consideration of full acceleration of the award or a substitute award with equal intrinsic value (as defined in the EIP). It also provides that the committee may decide, or include in any award agreement, the circumstances in which, and the extent to which, an award may be exercised, settled, vested, paid or forfeited in the event of a participant’s termination of service prior to exercise or settlement of an award.
Amendment. Our board of directors has the authority to amend the EIP subject, in certain circumstances, to required shareholder approval or the consent of an affected participant.
Prior Plans
In 2013 we established Stock Option Plan C, or Plan C, and in 2008 we established Stock Option Plan A, or Plan A and Stock Option Plan B, or Plan B. We refer to Plan A, Plan B and Plan C together as the Prior Plans. Each of the Prior Plans permits the grant of options, or Options, which are subject to transfer restrictions. As of December 31, 2017, there were 50,000 common shares underlying outstanding Options granted pursuant to Plan A and 121,250 common shares underlying outstanding Options granted pursuant to Plan C. There are no outstanding Options under Plan B, which was abolished in 2015. Following our initial public offering, we ceased issuing any new grants under Stock Option Plan C and adopted a new omnibus equity incentive plan under which we have the discretion to grant a broad range of equity-based awards to eligible participants. Plan A and Plan C were assumed by Auris NewCo following the Merger.
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
Option Exercise Price. The exercise price of each Option is set forth in the applicable option agreement. As of March 13, 2018, following the consummation of the Merger, the exercise prices for currently granted and unexercised Options range from USD 8.20 to USD 59.80.

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
Board Composition and Election of Directors
Our board of directors is currently composed of five members, see “Item 6. Directors, Senior Management and Employees—A. Directors and senior management.” Each director is elected for a one year term.
Our articles of association require our directors to retire once they have reached 75 years of age, subject to a special exception being granted by the general meeting of shareholders for up to two additional terms of office. The current members of our board of directors were appointed at a shareholders meeting held on March 12, 2018 for a one-year term ending at the next general meeting of shareholders. The election of directors at the extraordinary meeting of shareholders prior to the Merger were implemented by the surviving company on March 13, 2018, following the consummation of the Merger.
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
The audit committee, which consists of Mats Blom, Alain Munoz and Calvin W. Roberts, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Mr. Blom serves as chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Blom is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Mr. Blom, Mr. Munoz and Mr. Roberts satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
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
Compensation Committee
The compensation committee, which consists of Armando Anido and Alain Munoz, assists our board of directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our directors and executive officers. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the compensation committee. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees.

D.	Employees
As of December 31, 2017, we had 24 employees (20.9 full time equivalents). None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.	Share ownership
See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders
The following table presents information relating to the beneficial ownership of our common shares as of March 20, 2018, following the consummation of the Merger, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

•	each of our executive officers and directors; and

•	all executive officers and directors as a group.
The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 20, 2018 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.
Common shares that a person has the right to acquire within 60 days of March 20, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. As of March 20, 2018, 5,090,525 common shares, or approximately 83.2%, are held by three holders in the United States. Unless otherwise indicated below, the address for each beneficial owner is Auris Medical Holding AG, Bahnhofstrasse 21, 6300 Zug, Switzerland.
The percentage of common shares beneficially owned is based on 6,117,388 common shares issued and outstanding as of March 20, 2018. The number of outstanding common shares reflect the 10:1 “reverse stock split” effected through the Merger. Each common share confers the right on the holder to cast one vote at a general meeting of shareholders and no shareholder has different voting rights.

	Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
Sofinnova Venture Partners VIII, L.P. (1)	921,818	14.73%
Sofinnova Capital VII FCPR (2)	338,445	5.53%
Lincoln Park Capital Fund, LLC (3)	360,763	5.76%
Anson Investments Master Fund LP (4)	333,950	5.33%
Sabby Volatility Warrant Master Fund, Ltd. (5)	399,740	6.38%
Empery Asset Management, LP (6)	474,429	7.69%
Executive Officers and Directors
Thomas Meyer, Ph.D. (7)	772,895	12.56%
Armando Anido, M.B.A (8)	3,296	*
Mats Blom, M.B.A. (9)	2,546	*
Oliver Kubli, C.F.A.(10)	222,244	3.63%
Berndt A.E. Modig, M.B.A. (11)	4,296	*
Alain Munoz (12)	2,657	*
Calvin W. Roberts, M.D.(12)	9,821	*
Andrea Braun-Scherhag, Ph.D. (13)	1,042	*
Hernan Levett, CPA	—	—
___________________

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)
Based on 9,218,175 common shares reported on a Form 13D/A filed with the SEC on March 9, 2017 (prior to the Merger) by Sofinnova Venture Partners VIII, L.P., a Delaware limited partnership (“SVP VIII”), Sofinnova Management VIII, L.L.C., a Delaware limited liability company (“SM VIII”), Dr. Srinivas Akkaraju , Dr. Michael F. Powell , Dr. James I. Healy , and Dr. Anand Mehra. Consists of 7,818,175 common shares and warrants to purchase an additional 1,400,000 common shares. Drs. Powell, Healy and Mehra, the managing members of SM VIII, which is the general partner of SVP VIII, share the power to vote or dispose of these shares and therefore may be deemed to have voting and investment power with respect to such shares. Dr. Akkaraju is no longer a managing member of SM VIII. Each of the managing members of SM VIII disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any. The address for Sofinnova Venture Partners VIII, L.P. and Sofinnova Management VIII, L.L.C. is 2800 Sand Hill Road, Suite 150, Menlo Park, California 94025, USA. The number of common shares shown in the table reflect the 10-1 “reverse stock split” effected through the Merger.

(2)
Based on 3,384,450 common shares reported on a Form 13D/A filed with the SEC on March 5, 2018 (prior to the Merger) by Sofinnova Capital VII FCPR. Consists of 3,384,450 common shares held by Sofinnova Capital VII FCPR ("SC VII"), Sofinnova Partners SAS, a French corporation ("SP SAS"), and Denis Lucquin, Antoine Papiernik and Monique Saulnier, the managing partners of SP SAS. Rafaèle Tordjman ceased to be a managing partner of SP SAS on February 28, 2017. All of the managing partners of SP SAS disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for Sofinnova Capital VII FCPR is 16-18 Rue du Quatre Septembre, 75002 Paris, France. The number of common shares shown in the table reflect the 10-1 “reverse stock split” effected through the Merger.

(3)
Based on 3,607,630 common shares information provided to the Company in connection with the registration statement on Form F-1 filed with the SEC on February 9, 2018 by the Company. Joshua Scheinfeld and Jonathan Cope, the principals of Lincoln Park are deemed to be beneficial owners of all the common shares owned by Lincoln Park. Messrs. Scheinfeld and Cope have shared voting and disposition power over such shares. The address of Lincoln Park Capital Fund, LLC is 440 N. Wells Street, Suite 410, Chicago, Illinois 60654.

(4)
Based on 3,339,499 common shares information provided to the Company in connection with the registration statement on Form F-1 filed with the SEC on February 9, 2018 by the Company. Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP (“Anson”), hold voting and dispositive power over the common shares held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Adam Spears are directors of Anson Advisors Inc. Mr.

Winson, Mr. Kassam and Mr. Spears each disclaim beneficial ownership of such common shares except to the extent of their pecuniary interest therein. The principal business address of Anson is 190 Elgin Ave; George Town, Grand Cayman.

(5)
Based on 3,997,399 common shares information provided to the Company in connection with the registration statement on Form F-1 filed with the SEC on February 9, 2018 by the Company. The address of Sabby Volatility Warrant Master Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. This shareholder has indicated that Hal Mintz has voting and investment power over the shares held by it. This shareholder has indicated that Sabby Management, LLC serves as its investment manager, that Hal Mintz is the manager of Sabby Management, LLC and that each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over such shares except to the extent of any pecuniary interest therein.

(6)
Based on 4,744,290 common shares information provided to the Company in connection with the registration statement on Form F-1 filed with the SEC on February 9, 2018 by the Company. Consists of 2,109,624 common shares beneficially held by Empery Asset Master Ltd ("EAM"), 887,447 common shares beneficially held by Empery Tax Efficient, LP ("ETE") and 1,747,669 common shares beneficially held by Empery Tax Efficient II, LP ("ETE II"). Empery Asset Management LP, the authorized agent of EAM, ETE and ETE II, has discretionary authority to vote and dispose of the shares held by EAM, ETE and ETE II and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM, ETE and ETE II, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares. The address of EAM, ETE and ETE II is c/o Empery Asset Management, LP, 1 Rockefeller Plaza, Suite 1205, New York, New York 10020.

(7)
Consists of 724,250 common shares, warrants to purchase 35,000 common shares, options to purchase 6,000 common shares under the Company’s Stock Option Plan C, and options to purchase 7,645 common shares under the Company’s EIP.

(8)	Consists of options to purchase common shares under the Company’s EIP.

(9)	Consists of options to purchase common shares under the Company’s EIP.

(10)
Based on 2,169,625 common shares reported on a Schedule 13G/A filed with the SEC on February 12, 2018 (prior to the Merger) by Swisscanto Fondsleitung AG, Swisscanto Holding AG and Zurcher Kantonalbank. Swisscanto Fondsleitung AG, Swisscanto Holding AG and Zurcher Kantonalbank sponsor BB Adamant Global Biotech, BB Adamant Global Generika, BB Adamant Global Medtech and Services and Swisscanto (CH) Equity Fund Global Health Care (collectively, the “ZKB Funds”). Investment power over the 216,963 common shares held by the ZKB Funds is exercised by Bellevue Asset Management AG, an independent manager. The address of Swisscanto Fondsleitung AG, Swisscanto Holding AG and Zurcher Kantonalbank is Bahnhofstrasse 9, 8001 Zurich, Switzerland. The number of common shares shown in the table reflect the 10-1 “reverse stock split” effected through the Merger.

Oliver Kubli is a Senior Portfolio manager for the ZKB Funds. He disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also consists of 1,875 common shares acquired by Mr. Kubli pursuant to the exercise of Plan A options, options to purchase an additional 625 common shares under the Company’s Stock Option Plan C, and options to purchase an additional 2,782 common shares under the Company’s Equity Incentive Plan held by Mr. Kubli.

(11)	Consists of options to purchase common shares under the Company’s EIP.

(12)
Consists of 1,250 common shares owned by Alain Munoz, options to purchase an additional 625 common shares under the Company's Stock Option Plan C, and 782 options to purchase common shares under the Company's EIP.

(13)
Consists of 1,525 common shares jointly owned by Calvin W. Roberts and Andrea Colvin Roberts. Also, consists of 2,000 common shares held by Calvin W. Roberts, MD PC Pension Plan, 1,000 common shares held by The David Roberts Trust and 1,000 common shares held by The Joanna Roberts Trust. Calvin Roberts is a trustee for each of Calvin W. Roberts, MD PC Pension Plan, The David Roberts Trust and The Joanna Roberts Trust. Also, consists of options to purchase an additional 4,296 common shares under the Company’s EIP.

(14)	Consists of 430 common shares owned by Andrea Braun-Scherhag and 612 options to purchase common shares under the Company’s EIP.

Holders
As of March 20, 2018, we had eight shareholders of record of our common stock.
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
In August 2014, we completed our initial public offering and listed our common shares on the Nasdaq Global Market. In the initial public offering, we issued and sold 10,113,325 common shares, including 713,235 common shares sold to the underwriters pursuant to the underwriters’ over-allotment option. In May 2015, we completed a public offering of 5,275,000 common shares. In February 2017, we completed a public offering of 10,000,000 common shares and warrants to purchase 7,000,000 common shares. In January 2018, we completed a public offering of 12,499,999 common shares and a concurrent offering of warrants to purchase 7,499,000 common shares. While none of our existing shareholders sold common shares in the public offerings, certain shareholders purchased common shares in certain of the public offerings. The percentage ownership held by certain shareholders decreased as a result of the issuance of the common shares sold by us in the public offerings.

Additionally, in February/March 2018 (prior to the Merger), Sofinnova Capital VII FCPR sold 2,000,000 of our common shares.

B.	Related party transactions
The following is a description of related party transactions we have entered into since January 1, 2017 with any of our members of our board of directors or management and the holders of more than 5% of our common shares.
Related Person Transaction Policy
Prior to our initial public offering, we entered into a new related person transaction policy under which any such transaction must be approved or ratified by the audit committee or the board of directors.
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
Controlled Equity OfferingSM
Thomas Meyer, our Chief Executive Officer, or the Share Lender, has entered into a share lending agreement with Cantor to facilitate the timely settlement of common shares sold under the Controlled Equity Offering Sales Agreement with Cantor. Pursuant to the terms of the share lending agreement, the Share Lender will lend common shares to Cantor so that those common shares may be delivered by Cantor to purchasers of common shares sold in any offering under the Controlled Equity Offering Sales Agreement. Cantor will return common shares to the Share Lender upon the issuance of new common shares by the Company to Cantor. Neither the Company nor the Share Lender received any compensation for this arrangement. In the year ended December 31, 2017, we did not offer or sell any common shares under the Controlled Equity Offering Sales Agreement. The Controlled Equity Offering program terminated upon consummation of the Merger on March 13, 2018.
Merger
Thomas Meyer, our Chief Executive Officer, entered into a shares transfer agreement with the Company to facilitate the rounding up of fractional shares resulting from the exchange ratio used in the Merger. Pursuant to the terms of the share transfer agreement, Mr. Meyer has committed to transfer, at no consideration, a common share to any shareholder entitled to a fraction of a common share as part of the Merger. Pursuant to the share transfer agreement, the Company nor the Mr. Meyer will receive any compensation for this arrangement. Any expenses incurred by Mr. Meyer in connection with the transfers under such agreement were borne by the Company.

C.	Interests of experts and counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information
Financial Statements
See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS. The standalone financial statements of the Company have been prepared in accordance in Swiss law and have been filed as Exhibit 99.8 to our predecessor's report on Form 6-K filed with the SEC on February 2, 2017.
Legal Proceedings
From time to time we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position.
On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving our issued U.S. patent No. 9,066,865 (the “‘865 Patent”) and Otonomy’s U.S. patent application No. 13/848,636 (the “‘636 Application”). The patent interference identified claims 1-9 in the ‘865 Patent as interfering with claims 38, 43 and 46-50 of the ‘636 Application. The ‘865 Patent

discloses methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims of the ‘865 Patent are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ‘636 Application were refused. In addition, claims 1-8 of the ‘865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. On March 27, 2017, Otonomy submitted a notice of appeal to the United States Court of Appeals for the Federal Circuit.  To preserve its rights, Auris filed a notice of cross-appeal on April 5, 2017.  Otonomy subsequently filed its opening brief on July 20, 2017, and Auris filed its principal and response brief on October 27, 2017.  On January 5, 2018, Otonomy filed its opposition and reply brief.  Auris filed its reply brief on February 2, 2018.
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
ITEM 9. THE OFFER AND LISTING

A.	Offering and listing details
The following table sets forth the high and low closing prices as reported in USD by Nasdaq for the periods presented:

	High	Low
Year Ended December 31:
2015	6.38	3.02
2016	7.79	0.90
2017	1.39	0.38
Year Ended December 31, 2016:
First Quarter	7.96	3.20
Second Quarter	4.42	3.10
Third Quarter	5.45	1.55
Fourth Quarter	1.77	0.84
Year Ended December 31, 2017:
First Quarter	1.39	0.66
Second Quarter	0.93	0.60
Third Quarter	0.97	0.62
Fourth Quarter	0.95	0.38
Month Ended:
September 30, 2017	0.83	0.64
October 31, 2017	0.95	0.74
November 30, 2017	0.95	0.38
December 31, 2017	0.66	0.38
January 31, 2018	0.65	0.37
February 28, 2018	0.38	0.24
March, 2018 (through March 13, 2018)	0.32	0.25

* On March 13, 2018, we effected the equivalent of a 10:1 “reverse stock split” through the Merger.

B.	Plan of distribution
Not applicable.

C.	Markets
Our common shares began trading on the Nasdaq Global Market on August 11, 2014 under the symbol “EARS”. On September 28, 2017, we transferred our common shares from the Nasdaq Global Market to the Nasdaq Capital Market under the same symbol ("EARS"). On March 14, 2018, our post-Merger common shares began trading on the Nasdaq Capital
Market.

D.	Selling shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital
Not applicable.

B.	Memorandum and articles of association
When we refer to our articles of association in this annual report on Form 20-F, we refer to Auris Newco’s articles of association dated as of March 12, 2018, which became our articles of association following the Merger.
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
Our Authorized Share Capital

The provision adopted on January 30, 2018, (article 3a of the articles of association) reads as follows (translation of the binding original German version):
“The Board of Directors is authorized at any time until 29 January 2020 to increase the share capital by a maximum aggregate amount of CHF 61,000.00 through the issuance of not more than 3,050,000 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.02 each.
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
The Board of Directors is authorized to restrict or to exclude the pre-emptive rights of the shareholders, and to allocate them to third parties or to the Corporation, in the event of use of the shares for the purpose of: a) expanding the shareholder base in certain capital markets or in the context of the listing, admission to official trading or registration of the shares at domestic or international stock exchanges; b) granting an over-allotment option (“greenshoe“) to one or several underwriters in connection with a placement of shares; c) share placements, provided the issue price is determined by reference to the market price; d) the participation of employees, Members of the Board of Directors or consultants of the Corporation or of one of its Group companies according to one or several equity incentive plans issued by the Board of Directors; e) the acquisition of companies, company assets, participations, the acquisition of products, intellectual property rights, licenses or new investment projects or for public or private share placements for the financing and/or refinancing of such transactions; f) for raising equity capital in a fast and flexible manner as such transaction would be difficult to carry out, or could be carried out only at less favorable terms, without the exclusion of the pre-emptive rights of the existing shareholders; or g) the acquisition of a participation in the Corporation by a strategic partner (including in the case of a public takeover offer)."
Within the limits of Swiss law, the general meeting of shareholders may increase or alter the authorization granted to the board of directors. See “Ordinary Capital Increase, Authorized and Conditional Share Capital.”
Our Conditional Share Capital
Conditional Share Capital for Warrants and Convertible Bonds
The provision adopted on January 30, 2018 (article 3b of the articles of association) reads as follows (translation of the binding original German version):
"The Corporation’s share capital shall be increased by a maximum aggregate amount of CHF 42,700.00 through the issuance of not more than 2,135,000 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.02 each, by the exercise of option and conversion rights which are granted in connection with bonds, similar obligations, loans or other financial market instruments or contractual obligations of the Corporation or one of its Group companies, and/or by the exercise of option rights issued by the Corporation or one of its Group companies (“Financial Instruments”). The pre-emptive rights of shareholders are excluded. The holders of Financial Instruments are entitled to the new shares. The conditions of the Financial Instruments shall be determined by the Board of Directors.
When issuing Financial Instruments the Board of Directors is authorized to limit or exclude the advance subscription rights of shareholders:

a.
a) for the purpose of financing or refinancing the acquisition of enterprises, divisions thereof, or of participations, products, intellectual property rights, licenses, cooperations or of newly planned investments of the Corporation;

b.	b) if the issue occurs on domestic or international capital markets including private placements; or

c.	c) for purposes of an underwriting of the Financial Instruments by a banking institution or a consortium of banks with subsequent offering to the public.

To the extent that the advance subscription rights are excluded, i) the Financial Instruments are to be placed at market conditions; ii) the exercise period, the conversion period or the exchange period of the Financial Instruments may not exceed 10 years as of the date of the issue; and iii) the conversion price, the exchange price or other exercise price of the Financial Instruments must be determined by reference to the market price."
Conditional Share Capital for Equity Incentive Plans
The provision adopted on January 30, 2018 (last paragraph of article 3b of the articles of association) reads as follows (translation of the binding original German version):
“The Corporation’s share capital shall, to the exclusion of the pre-emptive rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 18,300.00 through the issuance of not more than 915,000 registered shares, which shall be fully paid-in, with a nominal value of CHF 0.02 each, by issuance of shares upon the exercise of options or pre-emptive rights thereof, which have been issued or granted to employees, Members of the Board of Directors or consultants of the Corporation or of one of its Group companies according to one or several equity incentive plans or regulations issued by the Board of Directors. The details shall be determined by the Board of Directors.”
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
Switzerland is currently in the process of reforming certain elements of its corporate tax law which may impact the taxation of Auris Medical Holding AG (including the abolition of the holding privilege at cantonal/communal level). Whether and when such new rules will enter into force is not known.
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
On 27 May 2015, Switzerland signed an agreement with the European Union (EU) to meet the Organisation for Economic Co-operation and Development's (OECD) global standard for the automatic exchange of financial account information. The agreement came into force on January 1, 2017 and exempts intercompany payments of dividends, interest and royalties from any withholding tax in the source state.
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
Capital gains realized on the sale of the common shares held by Swiss resident individuals who do not hold the common shares as part of their private assets and Swiss resident corporate taxpayers, as well as non-Swiss resident individuals and corporate taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the common shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends (Teilbesteuerung) if certain conditions are met (e.g., holding period of at least one year and participation of at least 10% of nominal capital of the Company).
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
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the common shares. This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code, known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a straddle, wash sale, conversion transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our stock by vote or value;

•	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.
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
Passive Foreign Investment Company Rules
We believe that we were a PFIC for U.S. federal income tax purposes for our 2017 taxable year, and we expect to be a PFIC for our current taxable year and for the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.
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
If our common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which the common shares are currently listed, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances and the consequences to them if the common shares are delisted from Nasdaq (see "Risks Related to Our Business and Industry--We have received a delisting notice from

Nasdaq" above). In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their common shares given that we may have Lower-tier PFICs for which a mark-to-market election may not be available.
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
Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the preferential dividend rate with respect to dividends paid to certain non-corporate U.S. Holders will not apply.
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
Information Reporting With Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding whether or not they are obligated to report information relating to their ownership and disposition of the common shares.

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
Interest rate risk
Interest expense pursuant to borrowings under the loan and security agreement with Hercules Capital, Inc. is subject to the variability of the prime rate as reported by the Wall Street Journal. An increase or decrease of the prime rate reported effective December 31, 2017 by 50 basis points, with all other factors held constant, would have resulted in a CHF 52,185 increase or decrease of the net annual result (2016: CHF 28,276).
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
As of December 31, 2017, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 832,032 (2016: CHF 872,443) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 89,403 (2016: CHF 180,595) increase or decrease in the net annual result.
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

B.	Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

ITEM 16. [RESERVED]
ITEM 16A. Audit committee financial expert
Our board of directors has determined that Mats Blom is the audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC and Nasdaq rules.
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
ITEM 16C. Principal Accountant Fees and Services

	2017	2016
Audit fees	191	231
Audit-related fees	153	117
Total fees	344	348
At the ordinary annual general meeting on April 22, 2014, the shareholders appointed Deloitte AG as the Company’s auditor for the year ended December 31, 2014. Deloitte AG’s was reelected at the ordinary annual general meeting on April 22, 2015, April 8, 2016, April 13, 2017 and the extraordinary meeting of shareholders on March 12, 2018. On March 13, 2018 following the consummation of the Merger, the successor company implemented the election of Deloitte AG.

In 2017, we were billed CHF 190,550, by Deloitte AG in connection with our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 153,446 in connection with audit related services in the context of registration statement fillings and issuance of shares and other statutory required audit reports. In 2016, we were billed CHF 182,304, by Deloitte AG in connection with audit services for our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 123,696 in connection with audit-related services for work in connection with our controlled equity offering program Further, we were billed CHF 42,000 by KPMG AG in connection with our annual filing.
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
ITEM 16D. Exemptions from the listing standards for audit committees
Not applicable.
ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers
In 2017, no purchases of our equity securities were made by or on behalf of Auris Medical Holding AG or any affiliated purchaser.
ITEM 16F. Change in registrant’s certifying accountant

Not applicable.
ITEM 16G. Corporate governance
Summary of Significant Corporate Governance Differences From Nasdaq Listing Standards
Our common shares are listed on the Nasdaq Capital Market, or Nasdaq. We are therefore required to comply with certain of the Nasdaq’s corporate governance listing standards, or the Nasdaq Standards. As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of certain of the Nasdaq Standards. Our corporate governance practices differ in certain respects from those that U.S. companies must adopt in order to maintain a Nasdaq listing. A brief, general summary of those differences is provided as follows.
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

2.2*	Warrant Agreement, dated as of March 13, 2018, between Auris Medical Holding AG and Hercules Capital, Inc.
2.3
Registration Rights Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park
Capital Fund, LLC (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)

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
4.5
Stock Option Plan A (incorporated by reference to exhibit 10.11 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.6
Stock Option Plan C (incorporated by reference to exhibit 10.12 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.7
Equity Incentive Plan, as amended (incorporated by reference to exhibit 99.1 to the Auris Medical Holding AG registration statement on Form S-8 (Registration no. 333-217306) filed with the Commission on April 14, 2017)

4.8
English language translation of Lease Agreement between Auris Medical AG and PSP Management AG (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG and report on Form 20-F for the year ended December 31, 2016 filed with the Commission on March 14, 2017)

4.9
Controlled Equity OfferingSM Sales Agreement, dated as of June 1, 2016, between Auris Medical Holding AG and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)

4.10
Share Lending Agreement, dated as of June 1, 2016, between Thomas Meyer and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)

4.11
Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.12*
Consent and Waiver, dated as of March 8, 2018, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc.

4.13*
Joinder Agreement dated as of March 13, 2018 to the Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc.

4.14
Share Pledge Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.15
Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.16
Bank Account Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.5 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.17
Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital
Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)

4.18
Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital
Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)

4.19
Placement Agency Agreement, dated as of January 28, 2018, between Auris Medical Holding AG and Ladenburg
Thalmann & Co. Inc. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)

4.20
Securities Purchase Agreement, dated as of January 26, 2018 by and among Auris Medical Holding AG and the investors named therein (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form
6-K filed with the Commission on January 30, 2018)

4.21
Agreement and Plan of Merger, dated as of February 9, 2018 by and among Auris Medical Holding AG and Auris Medical NewCo Holding AG (incorporated by reference to exhibit 99.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on February 9, 2018)

4.22*	Share Transfer Agreement, dated as of February 9, 2018 by and between Thomas Meyer and Auris Medical Holding AG
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
Date: March 22, 2018

Index to Consolidated Financial Statements
Audited Consolidated Financial Statements — Auris Medical Holding AG
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, and 2015

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Auris Medical Holding AG

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Auris Medical Holding AG and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Auris Medical Holding AG and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations, and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Deloitte AG

/s/ Matthias Gschwend	/s/ Adrian Kaeppeli
Auditor in Charge

Zurich, Switzerland
March 22, 2018

We have served as the Company's auditor since 2014.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Profit or Loss and Other Comprehensive Income / (Loss)
For the Years Ended December 31, 2017, 2016 and 2015
(in CHF)

	Note	2017	2016	2015
Research and development	16	(19,210,842)	(24,776,763)	(26,536,176)
General and administrative	17	(5,150,409)	(5,446,512)	(4,341,570)
Operating loss		(24,361,251)	(30,223,275)	(30,877,746)
Interest income	19	53,570	67,565	36,562
Interest expense	19	(1,640,394)	(828,547)	(7,985)
Foreign currency exchange (loss)/gain, net		(824,592)	(100,097)	1,144,106
Revaluation gain from derivative financial instruments	19, 24, 25	3,372,186	291,048	—
Transaction costs		(1,026,766)	—	—
Loss before tax		(24,427,247)	(30,793,306)	(29,705,063)
Income tax gain	20	17,773	131,055	—
Net loss attributable to owners of the Company		(24,409,474)	(30,662,251)	(29,705,063)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability,
net of taxes of CHF 0	18	271,980	(394,102)	(53,916)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences,
net of taxes of CHF 0		50,497	(19,723)	(12,712)
Other comprehensive income/(loss), net of taxes of CHF 0		322,477	(413,825)	(66,628)
Total comprehensive loss attributable to owners of the Company		(24,086,997)	(31,076,076)	(29,771,691)
Basic and diluted loss per share	21	(0.56)	(0.89)	(0.92)
The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Financial Position
As of December 31, 2017 and 2016
(in CHF)

	Note	December 31, 2017	December 31, 2016
ASSETS
Non-current assets
Property and equipment	7	252,899	369,294
Intangible assets	8	1,629,100	1,482,520
Other non-current receivables		76,710	114,778
Total non-current assets		1,958,709	1,966,592

Current assets
Other receivables	9	241,281	296,531
Prepayments	10	652,913	952,595
Cash and cash equivalents	11	14,973,369	32,442,222
Total current assets		15,867,563	33,691,348

Total assets		17,826,272	35,657,940

EQUITY AND LIABILITIES
Equity
Share capital	12	19,349,556	13,731,881
Share premium		114,648,228	112,838,815
Foreign currency translation reserve		(33,047)	(83,544)
Accumulated deficit		(136,126,946)	(112,344,303)
Total shareholders' (deficit)/equity attributable to owners of the Company		(2,162,209)	14,142,849

Non-current liabilities
Loan	24	5,584,297	10,151,498
Derivative financial instruments	24, 25	1,836,763	117,132
Employee benefit liability	18	1,962,970	2,092,434
Deferred tax liabilities	20	178,809	196,582
Total non-current liabilities		9,562,839	12,557,646

Current liabilities
Loan	24	4,542,109	2,212,706
Trade and other payables	14	1,200,820	1,837,997
Accrued expenses	15	4,682,713	4,906,742
Total current liabilities		10,425,642	8,957,445
Total liabilities		19,988,481	21,515,091
Total equity and liabilities		17,826,272	35,657,940
The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Changes in Equity
As of December 31, 2017, 2016 and 2015
(in CHF)

	Note	Share Capital	Share Premium	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity / (Deficit)
As of January 1, 2015		11,604,156	93,861,171	(51,109)	(52,131,426)	53,282,793
Total comprehensive loss
Net loss		—	—	—	(29,705,063)	(29,705,063)
Other comprehensive loss		—	—	(12,712)	(53,916)	(66,628)
Total comprehensive loss		—	—	(12,712)	(29,758,979)	(29,771,691)

Transactions with owners of the Company
Capital increase from follow-on offering		2,110,000	19,604,877	—	—	21,714,877
Transaction costs	12	—	(643,796)	—	—	(643,796)
Share issuance costs		—	(211,142)	—	—	(211,142)
Share based payments	13	—	—	—	311,671	311,671
Share options exercised	13	7,400	51,800	—	—	59,200
Balance at December 31, 2015		13,721,556	112,662,910	(63,821)	(81,578,733)	44,741,912

As of January 1, 2016		13,721,556	112,662,910	(63,821)	(81,578,733)	44,741,912
Total comprehensive loss
Net loss		—	—	—	(30,662,251)	(30,662,251)
Other comprehensive loss		—	—	(19,723)	(394,102)	(413,825)
Total comprehensive loss		—	—	(19,723)	(31,056,353)	(31,076,076)

Transactions with owners of the Company
Issue of bonus shares	13	10,325	177,767	—	—	188,092
Share issuance costs	13	—	(1,862)	—	—	(1,862)
Share based payments	13	—	—	—	290,783	290,783
Balance at December 31, 2016		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849

As of January 1, 2017		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849
Total comprehensive loss
Net loss		—	—	—	(24,409,474)	(24,409,474)
Other comprehensive income		—	—	50,497	271,980	322,477
Total comprehensive income/(loss)		—	—	50,497	(24,137,494)	(24,086,997)

Transactions with owners of the Company
Capital increase		5,617,675	2,330,928	—	—	7,948,603
Transaction costs		—	(521,515)	—	—	(521,515)
Share based payments	13	—	—	—	354,851	354,851
Balance at December 31, 2017		19,349,556	114,648,228	(33,047)	(136,126,946)	(2,162,209)
The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Cash Flows
For the Years Ended December 31, 2017, 2016, and 2015
(in CHF)

	Note	2017	2016	2015
Cash flows from operating activities
Net loss		(24,409,474)	(30,662,251)	(29,705,063)
Adjustments for:
Depreciation	16, 17	122,784	97,600	92,777
Unrealized foreign currency exchange loss/(gain), net		776,165	99,091	(1,167,227)
Net interest expense/(income)	19	1,568,781	748,840	(36,390)
Share based payments	13	354,851	290,783	311,671
Transaction costs		1,026,766	—	—
Employee benefits		142,514	122,501	111,321
Revaluation gain derivative financial instruments	24, 25	(3,372,186)	(291,048)	—
Income tax gain	20	(17,773)	(131,055)	—
		(23,807,572)	(29,725,539)	(30,392,911)
Changes in:
Other receivables		93,328	277,483	(146,244)
Prepayments		299,684	(771,551)	84,126
Trade and other payables		(637,177)	632,474	(2,028,862)
Accrued expenses		(224,028)	133,522	3,756,744
Net cash used in operating activities		(24,275,765)	(29,453,611)	(28,727,147)

Cash flows from investing activities
Purchase of property and equipment	7	(6,389)	(244,324)	(79,920)
Purchase of intangibles	8	(146,580)	—	—
Interest received	19	53,570	67,553	36,562
Net cash used in investing activities		(99,399)	(176,771)	(43,358)

Cash flows from financing activities
Proceeds from exercise of options	12	—	—	59,200
Share issuance costs	12	—	(1,862)	(211,142)
Proceeds from issue of loan with warrant	24	—	11,986,671	—
Proceeds from follow-on offering	12, 25	13,039,066	—	21,071,081
Transaction costs	12	(1,548,281)	—	—
Repayment of loan		(2,087,076)	—	—
Interest paid	19, 24	(1,182,369)	(546,170)	(172)
Net cash from financing activities		8,221,340	11,438,639	20,918,967

Net decrease in cash and cash equivalents		(16,153,824)	(18,191,743)	(7,851,538)
Cash and cash equivalents at beginning of the period		32,442,222	50,237,300	56,934,325
Net effect of currency translation on cash		(1,315,029)	396,665	1,154,513
Cash and cash equivalents at end of the period		14,973,369	32,442,222	50,237,300
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
On April 22, 2014, the Company changed its name from Auris Medical AG to Auris Medical Holding AG. On May 21, 2014 the domicile of Auris Medical Holding AG was transferred from Basel to Zug. On March 13, 2018, the Company merged (the “Merger”) into Auris Medical NewCo Holding AG (“Auris NewCo”), a newly incorporated, wholly-owned Swiss subsidiary following shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Following the Merger, Auris NewCo, the surviving company, had a share capital of CHF 122,347.76, divided into 6,117,388 common shares with a nominal value of CHF 0.02 each. Pursuant to the Merger, the Company’s shareholders received one common share with a nominal value of CHF 0.02 of Auris NewCo for every 10 of our common shares held prior to the Merger, effectively resulting in a “reverse stock split” at a ratio of 10-for-1. Auris NewCo changed its name to “Auris Medical Holding AG” following consummation of the Merger. On March 14, 2018 the common shares of Auris NewCo began trading on the Nasdaq Capital Market under the trading symbol “EARS.”
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
These consolidated financial statements were approved by the Board of Directors of the Company on March 20, 2018.
Basis of measurement
The consolidated financial statements are prepared on the historical cost basis, except for the revaluation to fair value of certain financial liabilities. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. The principal accounting policies adopted are set out below.
In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.
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
Other than a tax asset in the amount of CHF 217,720, the Group has not recorded any deferred tax assets in relation to these tax losses. The key factors which have influenced management in arriving at this evaluation are the fact that the business is still in a development phase and the Group has not yet a history of making profits. Should management’s assessment of the likelihood of future taxable profits change, a deferred tax asset will be recorded. Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2017 fiscal year.
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
Closing rates for the most significant foreign currencies relative to CHF:

Currency		Geographical area	Reporting entities	December 31, 2017	December 31, 2016	December 31, 2015
CHF	Swiss Franc	Switzerland	3	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9725	1.0196	1.0014
EUR	Europe	Europe	1	1.1713	1.0723	1.0875

Average exchange rates for the year for the most significant foreign currencies relative to CHF:

Currency		Geographical area	Reporting entities	2017	2016	2015
CHF	Swiss Franc	Switzerland	3	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9849	0.9855	0.9613
EUR	Europe	Europe	1	1.1116	1.0901	1.0659

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

Licenses, intellectual property and data rights
Intellectual property rights that are acquired by the Group are capitalized as intangible assets if they are controlled by the Group, are separately identifiable and are expected to generate future economic benefits, even if uncertainty exists as to whether the research and development will ultimately result in a marketable product. Consequently, upfront and milestone payments to third parties for the exclusive use of pharmaceutical compounds in specified areas of treatment are recognized as intangible assets.
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

Non-derivative financial assets and liabilities—measurement
Loans and receivable
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
Share capital
All shares of the Company are registered shares and classified as part of shareholders’ equity. Incremental costs directly attributable to the issue of the Company’s shares, net of any tax effects, are recognized as a deduction from equity. The warrants are classified as a financial liability at fair value through profit or loss and the cost allocated to the liability component will be immediately expensed to the income statement.
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
Derivative Financial Instruments
Derivative financial instruments are accounted at fair value and changes in fair value are shown as profit or loss. The fair value calculation of the derivative financial instruments is based on the Black-Scholes option pricing model. Assumptions are made for volatility and the risk free rate in order to estimate the fair value of the instrument. Transaction cost related to derivative financial instruments are recorded through profit and loss.
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
The share-based compensation plans qualify as equity settled plans. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The vesting of share options is conditional on the employee completing a period of service of three and four years respectively, from the grant date, in accordance with Stock Option Plans A and C. Under the Auris Medical Holding AG Long Term Equity Incentive Plan (the “Equity Incentive Plan” or “EIP”), 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors in 2017, 2016 and in 2015 vest after a period of one year after the grant date. Stock Option Plan B was created to provide shares for share based compensation plans; it was used in the years 2008, 2009 and 2014 and has been abolished in 2015.
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

IAS 7 amendments	Statement of Cash Flows, Disclosure Initiative
IAS 12 amendments	Income taxes, Recognition of Deferred Tax Assets for Unrealized Losses
A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2018, and have not been applied in preparing these consolidated financial statements.

Standard/Interpretation		Impact	Effective date	Planned application by the Group
New standards, interpretations or amendments
IFRS 9	Financial instruments	2)	January 1, 2018	FY 2018
IFRS 15	Revenue from Contracts with Customers and the related clarifications	3)	January 1, 2018	FY 2018
IFRS 16	Leases	4)	January 1, 2019	FY 2019
IFRS 2	Amendment to IFRS 2, Classification and Measurement of Share-based Payment Transaction	1)	January 1, 2018	FY 2018
IFRS 1 / IAS 28	Amendment to IFRS 1 and IAS 28, Investment in Associates and Joint Ventures and First-time Adoption of International Reporting Standards	1)	January 1, 2018	FY 2018
IAS 40	Amendment to IAS 40, Transfers of Investment Property	1)	January 1, 2018	FY 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	1)	January 1, 2018	FY 2018

1)	The impact on the consolidated financial statements of the Group cannot yet be determined with sufficient reliability.

2)	IFRS 9, Financial Instruments
IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new regulations regarding the application of hedge accounting to better reflect an entity's risk management activities especially with regard to managing non-financial risks. The Group plans to adopt the new standard on the required effective date and will not restate comparative information. During 2017, the Group has performed an impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9. The Group does not expect a significant impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9. Further, the Group does not apply hedge accounting. IFRS 9 requires the Group to record expected credit losses on all of its loans and trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses. Due to the nature of its receivables, the Group does not expect a significant impact on its balance sheet or equity on applying the impairment model under the IFRS 9 standard.

3)	IFRS 15, Revenue from Contracts with Customers
According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the customer obtains control of the goods or services. The new revenue standard will supersede all current revenue recognition requirements under IFRS. The Group is focused on the development of pharmaceutical products for the treatment of inner ear disorders. As a clinical stage company it currently has no revenue from contracts with customers. The adoption of IFRS 15 is not expected to have any impact on the Group’s revenue and profit or loss.

4)	IFRS 16, Leases
The new standard eliminates the current classification model for lessee's lease contracts as either operating or finance leases and, instead, introduces a single lessee accounting model requiring lessees to recognize right-of-use assets and lease liabilities for leases with a term of more than twelve months. This brings the previous off-balance leases on the balance sheet in a manner largely comparable to current finance lease accounting. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. Adoption of IFRS 16 will result in the Group recognizing right of use assets and lease liabilities for all contracts that are, or contain, a lease. For leases currently classified as operating leases, under current accounting requirements the Group does not recognize related assets or liabilities, and instead spreads the lease payments on a straight-line basis over the lease term, disclosing in its annual financial statements the operating lease commitment. The Group is expecting that current leasing arrangements relating to office space will be capitalized under IFRS 16. In 2018, the Group will continue to assess the potential effect of IFRS 16 on its consolidated financial statements.

5. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

Financial assets
	December 31, 2017	December 31, 2016
Cash and cash equivalents	14,973,369	32,422,222
Loans and receivables
Other receivables	79,840	134,900
Total financial assets	15,053,209	32,557,122

Financial liabilities
At amortized cost
Trade and other payables	1,200,820	1,837,997
Accrued expenses	4,395,609	4,652,033
Loan	10,126,406	12,364,204
At fair value through profit and loss
Derivative financial instruments	1,836,763	117,132
Total financial liabilities	17,559,598	18,971,366

Fair values
The carrying amount of cash and cash equivalents, other receivables, trade and other payables and accrued expenses is a reasonable approximation of their fair value due to the short term nature of these instruments. In respect of the Company’s loan which has floating rates of interest, the fair value approximates carrying value.
Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk, credit risk, interest rate and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2017 and 2016 to hedge risk exposures. The Group invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. The Group allocates its liquid assets to first tier Swiss or international banks.
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
The table below analyses the remaining contractual maturities of financial liabilities, including estimated interest payments as of December 31, 2017 and 2016. The amounts disclosed in the table are the undiscounted cash flows:

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2017
Trade and other payables	1,200,820	1,200,820	—	—	1,200,820
Accrued expenses	4,395,609	4,395,609	—	—	4,395,609
Loan and borrowings	10,126,406	1,349,531	9,446,716	1,166,225	11,962,472
Derivative financial instruments	1,836,763	—	—	1,836,763	1,836,763
Total	17,559,598	6,945,960	9,446,716	3,002,988	19,395,664

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2016
Trade and other payables	1,837,997	1,837,997	—	—	1,837,997
Accrued expenses	4,652,033	3,632,752	1,019,281	—	4,652,033
Loan and borrowings	12,364,204	311,013	8,725,772	6,834,249	15,871,034
Derivative financial instruments	117,132	—	—	117,132	117,132
Total	18,971,366	5,781,762	9,745,053	6,951,381	22,478,196

Fair value measurement

Financial assets / liabilities	Fair values as at		Fair value hierarchy	Valuation technique(s) and key input(s)
	December 31, 2017	December 31, 2016
Derivative financial liabilities	Liability 1,836,763	Liability 117,132	Level 2
Black-Scholes option pricing model

The share price is determined by our NASDAQ quoted-price. The strike price and maturity are coming from the contract. The volatility assumption is driven by our historic quoted share price and the risk free rate is estimated based on observable yield curves at the end of each reporting period.

			Non-cash changes
	01.01.2017	Financing Cash Flows 1)	Fair value revaluation	Other changes 2)	31.12.2017
Derivative financial instrument	117,132	5,091,817	(3,372,186)	—	1,836,763
Loans	12,364,204	(2,087,076)	—	(150,722)	10,126,406
Total	12,481,336	3,004,741	(3,372,186)	(150,722)	11,963,169

1) The financing cash flows are from loan repayment and from issuance of new derivative 2) Internal rate of return changes and fx-difference
Credit risk
Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from other receivables. The Company’s policy is to invest funds in low risk investments including interest bearing deposits. Other receivables were current as of December 31, 2017 and December 31, 2016, not impaired and included only well-known counterparties.
The Group has been holding cash and cash equivalents in the Group’s principal operating currencies (CHF, USD and EUR) with international banks of high credit rating.
The Group’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

	December 31, 2017	December 31, 2016
Financial assets
Cash and cash equivalents	14,973,369	32,442,222
Other receivables	79,840	134,900
Total	15,053,209	32,577,122

As of December 31, 2017 and December 31, 2016 other receivables consisted of other non-current receivables from third party and deposits for rent.
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

	2017		2016
in CHF	USD	EUR	USD	EUR
Cash and cash equivalents	13,901,698	116,942	31,124,874	444,075
Trade and other payables	(365,999)	(426,050)	(501,249)	(847,892)
Accrued expenses	(1,750,752)	(1,692,946)	(1,031,096)	(2,964,552)
Loan and borrowings	(10,126,406)	—	(12,364,204)	—
Derivative financial instruments	(1,836,763)	—	(117,132)	—
Net statement of financial position exposure -asset/(liability)	(178,222)	(2,002,054)	17,111,193	(3,368,369)

As of December 31, 2017, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 8,662 (2016: CHF 872,443) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 117,320 (2016: CHF 180,595) increase or decrease in the net result.
The Company has subsidiaries in the United States and Ireland, whose net assets are exposed to foreign currency translation risk. Due to the small size of the subsidiaries the translation risk is not significant.
Interest rate risk

On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to $20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The Company’s exposure to interest rates on financial assets and financial liabilities is resulting from loan and cash at banks. As of December 31, 2017 an increase or decrease in interest rates on financial obligations by 50 basis points with all other variables held constant would have resulted in a CHF 62,500 (2016: 28,276) increase or decrease in the net result.
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

6. Segment information

Geographical information

The Group’s non-current assets by the Company’s country of domicile were as follows:

	December 31, 2017	December 31, 2016
Switzerland	1,958,709	1,966,592
Total	1,958,709	1,966,592

Non-current assets exclude financial instruments.

7. Property and Equipment

	Production equipment	Office furniture and EDP	Leasehold improvements	Total
At cost
As of January 1, 2016	283,499	208,712	17,132	509,343
Additions	—	24,994	219,330	244,324
As of December 31, 2016	283,499	233,706	236,462	753,667
Additions	6,389	—	—	6,389
As of December 31, 2017	289,888	233,706	236,462	760,056

Accumulated depreciation
As of January 1, 2016	(127,629)	(149,873)	(9,271)	(286,773)
Charge for the year	(56,700)	(33,837)	(7,063)	(97,600)
As of December 31, 2016	(184,329)	(183,710)	(16,334)	(384,373)
Charge for the year	(53,594)	(21,918)	(47,272)	(122,784)
As of December 31, 2017	(237,923)	(205,628)	(63,606)	(507,157)

Net book value
As of December 31, 2016	99,170	49,996	220,128	369,294
As of December 31, 2017	51,965	28,078	172,856	252,899

As of December 31, 2017, and 2016 no items of property and equipment were pledged. Refer to note 24 for security provided to Hercules Capital, Inc under the Loan and Security Agreement.

8. Intangible assets

	Licences	IP & Data rights	Total
At cost
As of January 1, 2016	1,482,520	—	1,482,520
As of December 31, 2016	1,482,520	—	1,482,520
As of December 31, 2017	1,482,520	146,580	1,629,100

Accumulated amortization and impairment losses
As of December 31, 2016	—	—	—
As of December 31, 2017	—	—	—

Net book value
As of December 31, 2016	1,482,520	—	1,482,520
As of December 31, 2017	1,482,520	146,580	1,629,100

Intangible assets comprise upfront and milestone payments related to licenses. In 2013 a milestone of CHF 1,125,000 related to the AM-111 program was recorded. Amortization will commence once the intangible assets are available for use, which will be the case after regulatory approvals are obtained and the related products are available for use.

On February 2, 2017, the Company entered into an asset purchase agreement with Otifex Therapeutics Pty Ltd (“Otifex”), pursuant to which the Company agreed to purchase and Otifex has agreed to sell to the Company certain pre-clinical and clinical assets related to a formulation for the intranasal application of Betahistine, which the Company refers to as AM-125, as well as intellectual property rights. The Otifex transaction closed in July 2017 and the Company recorded CHF 146,580 as intangibles related to this transaction.
No amortization or impairment was recorded in 2017 and 2016.

9. Other receivables

	December 31, 2017	December 31, 2016
Value added tax receivable	63,452	132,570
Withholding tax receivable	18,115	23,644
Deposit credit cards	79,840	79,900
Other	79,874	60,417
Total other receivables	241,281	296,531

Other receivables were not considered impaired in the years under review.

10. Prepayments

	December 31, 2017	December 31, 2016
Advance payments to supplier	442,828	759,716
Clinical projects and related activities	—	41,681
Insurance	200,246	151,198
Other	9,839	—
Total prepayments	652,913	952,595

11. Cash and cash equivalents

	December 31, 2017	December 31, 2016
Cash in bank accounts	14,972,761	32,441,968
Cash on hand	608	254
Total cash and cash equivalents	14,973,369	32,442,222

12. Capital and reserves

Share capital
The issued share capital of the Company at December 31 consisted of:

	December 31, 2017		December 31, 2016
	Number	CHF	Number	CHF
Common shares with a nominal value of CHF 0.40 each	48,373,890	19,349,556	34,329,704	13,731,881
Total	48,373,890	19,349,556	34,329,704	13,731,881

	Common Shares (Number)
	2017	2016
As of January 1	34,329,704	34,303,891
Common shares issued or for stock options exercises with a
nominal value of CHF 0.40 each
Common shares issued for the follow-on offering with a	14,044,186
nominal value of CHF 0.40 each
Restricted shares issue for bonus purposes	—	25,813
nominal value of CHF 0.40 each
Total, as of December 31	48,373,890	34,329,704

All shares have a nominal value of CHF 0.40 and are fully paid in. As of December 31, 2017, the nominal value of the 48,373,890 issued shares amounted to CHF 19,349,556.00 (as of December 31, 2016, the nominal value of 34,329,704 issued shares amounted to CHF 13,731,881.60).

On October 10, 2017, the Company entered into a purchase agreement (the “Commitment Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the Commitment Purchase Agreement, LPC has agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the Commitment Purchase Agreement. Regular purchases may be made from time to time under the Commitment Purchase Agreement subject to certain amount limitations. As of December 31, 2017, the Company has issued an aggregate of 2,300,000 common shares for aggregate proceeds of CHF 1,594,611 ($1,630,415) to LPC pursuant to the Commitment Purchase Agreement. The related transaction cost of CHF 25,701 were recorded in equity.

The transaction costs for obtaining the Commitment Purchase Agreement were recorded as CHF 265,205 in transaction costs in the statement of profit or loss and comprehensive income / (loss). The commitment fee of CHF 290,400 (US$ 300,000) represents the fair value of the right to require LPC to purchase common shares within the Commitment Purchase Agreement. The proportion of the commitment fee CHF 35,073 related to cash received from common shares issued pursuant to the Commitment Purchase Agreement as a percentage of the total contract value of US$ 13.5 million is recognized in equity as if this proportion of the commitment fee was incorporated into the strike price of the option. The remaining portion of the commitment fee of CHF 255,327 was derecognized through transaction costs in the statement of profit and loss and comprehensive income / (loss) as the Commitment Purchase Agreement did not have any significant future value as of December 31, 2017 due the fact that the Commitment Purchase Agreement terminated upon consumption of Merger on March 13, 2018.

Additionally, on October 16, 2017, the Company issued 1,744,186 of its common shares to LPC for aggregate proceeds of CHF 1,446,150 ($1,500,000) pursuant to our effective shelf registration statement on Form F-3. The related transaction cost of CHF 63,056 were recorded in equity.

On February 21, 2017, the Company completed a public offering (the “February 2017 Offering”) of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The gross proceeds to the Company from the February 2017 Offering were CHF 9,998,305 (US$10,000,000). The Company had transaction costs amounting to CHF 903,919. The transactions costs were recorded as CHF 397,685 in equity for the issuance of the common shares and CHF 506,234 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.
On May 20, 2015, the Company completed a public offering of 5,275,000 shares, yielding net proceeds after underwriting discounts of USD 23.6 million (CHF 21.7 million). Offering costs associated with the follow-on amounted to CHF 643,796. Following the offering (and settlement of the employee options mentioned below) there were 34,329,704 common shares of the Company outstanding as of December 31, 2016.
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
Controlled Equity Offering
On June 1, 2016, we entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which we may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to $35 million through Cantor. In 2017, we did not offer or sell any common shares under the Sales Agreement. The Controlled Equity Offering program terminated upon consummation of the Merger on March 13, 2018.
Authorized share capital
On April 13, 2017, the annual general meeting of shareholders revised the provisions related to authorized and contingent capital of the Company and approved an increase and extension of the authorized share capital. As of December 31, 2017, the Company’s authorized capital amounted to CHF 8,860,000 and allowed to Board of Directors, subject to the terms and conditions set forth in the Articles of Association, to issue up to 22,150,000 fully paid registered shares with a nominal value of CHF 0.40 each.
Conditional share capital
The share capital may be increased by the issuance of up to 6,500,000 fully paid registered Common Shares with a nominal value of CHF 0.40 per share and to the maximum amount of CHF 2,600,000 in execution of subscription rights, which may be granted to employees, members of the Board of Directors as well as key service providers (see Note 13 for further reference).
The Company’s share capital may be further increased by the issuance of up to 15,650,000 fully paid registered Common Shares with a nominal value of CHF 0.40 per share and to the maximum amount of CHF 6,260,000 in execution of conversion rights in connection with warrants and convertible bonds of the Company. For the terms of the warrant issued to Hercules, refer to Note 24.
13. Share based compensation

Description
On November 21, 2008, the Company established share option programs (“Stock Option Plans A and B”) for employees, members of the Board of Directors as well as key service providers to purchase shares in the Company. Stock Option Plan A was amended and superseded by an updated version effective November 24, 2009, and replaced with amendments by Stock Option Plan C for any future option grants effective April 5, 2013. Grants under Stock Option Plan A and subsequently under Stock Option Plan C were offered in each year with vesting periods of three and four years; grants under Stock Option Plan B were made in 2008, 2009 and 2014 only. Stock Option Plan B was abolished in 2015 and no grants under Stock Option Plan B were made in 2015. In 2014, the Group introduced a further equity incentive plan, the EIP. The Company granted 1,918,100 options in 2017 (2016: 555,660) under the EIP.
Holders of vested options are entitled to purchase common shares of the Company. For the stock option plans that were in place before the IPO, the exercise price corresponded to the value per share at the most recent financing round. Under the Equity Incentive Plan, the Board of Directors defined the exercise price as the average daily closing price of the Company’s shares during the 30 days preceding the date of grant. All options are to be settled by the physical delivery of shares. The key terms and conditions related to the grants under these programs are as at December 31, 2017 as follows:

Plan	Number of options outstanding	Vesting conditions	Contractual life of options
Stock option Plan A	50,000	3 years' service from grant date	5 years
Stock option Plan C	121,250	4 years' service from grant date	6 years
Equity Incentive Plan Board	368,200	1 year service from grant date	8 years
Equity Incentive Plan Employees / Board*	856,045	2 years' service from grant date (50%)	8 years
Equity Incentive Plan Employees / Board*	856,045	3 years' service from grant date (50%)	8 years
* 25,000 options issued to Bettina Stubinski, the former Chief Medical Officer of the Company, have vested early, on December 29, 2016 and expired on March 29, 2017.

Measurement of fair values
The fair value of the options was measured based on the Black-Scholes formula.

Stock Option Plan
	Equity Incentive Plan 2017	Equity Incentive Plan 2017	Equity Incentive Plan 2016	Equity Incentive Plan 2016
Fair value at grant date	USD 0.198 (1 year vesting) 1) USD 0.287 (2 year vesting) 1) USD 0.352 (3 year vesting) 1)	USD 0.233 (1 year vesting) 2) USD 0.335 (2 year vesting) 2) USD 0.406 (3 year vesting) 2)	USD 0.308 (1 year vesting) 1) USD 0.472 (2 year vesting) 1) USD 0.583 (3 year vesting) 1)	USD 1.094 (1 year vesting) 2) USD 1.560 (2 year vesting) 2) USD 1.888 (3 year vesting) 2)
Share price at grant date	USD 0.76	USD 0.72	USD 1.03	USD 3.66
Exercise price	USD 0.82	USD 0.82	USD 1.39	USD 3.92
Expected volatility	72.85%	93.01%	100.93%	82.00%
Expected life	1,2 and 3 years	1,2 and 3 years	1,2 and 3 years	1,2 and 3 years
Expected dividends	—	—	—	—
Risk-free interest rate	2.38%	2.19%	1.84%	1.83%

1) October grants for the respective year
2) April grants for the respective year

The Company uses its own historic volatility to calculate expected volatility. The expected life of all options is assumed to correspond to the vesting period.
The total expense recognized for equity-settled share-based payment transactions were CHF 354,851 in 2017 (2016: CHF 290,783, 2015: 311,671).
The number and weighted average exercise prices (in CHF) of options under the share option programs for Stock Option Plan A, Stock Option Plan C and the EIP are as follows:

	2017			2016
	Number of options	Weighted average exercise price	Weighted average remaining term	Number of options	Weighted average exercise price	Weighted average remaining term
Outstanding at January 1	1,038,140	3.36	6.14	629,010	4.92	5.42
Expired during the year	(67,500)	—	—	(17,500)	—	—
Forfeited during the year	(637,200)	—	—	(129,030)	—	—
Exercised during the year	—	—	—	—	—	—
Granted during the year	1,918,100	0.82	7.70	555,660	1.99	7.81
Outstanding at December 31	2,251,540	1.74	6.88	1,038,140	3.36	6.14
Exercisable at December 31	326,510	4.48	4.24	199,005	4.56	3.11

The range of exercise prices for outstanding options was CHF 0.8 to CHF 5.81 as of December 31, 2017 and CHF 1.35 to CHF 6.01 as of December 31, 2016.

14. Trade and other payables

	December 31, 2017	December 31, 2016
Trade accounts payable - third parties	1,032,557	1,733,319
Other	168,263	104,678
Total trade and other payables	1,200,820	1,837,997

15. Accrued expenses

	December 31, 2017	December 31, 2016
Accrued research and development costs including milestone payments	4,060,048	4,307,089
Professional fees	227,363	316,470
Accrued vacation & overtime	69,455	115,749
Employee benefits incl. share based payments	217,649	138,960
Board of Directors fees	—	1,529
Other	108,198	26,945
Total accrued expenses	4,682,713	4,906,742

16. Research and development expense

	December 31, 2017	December 31, 2016	December 31, 2015
Pre-clinical projects	642,821	546,429	468,326
Clinical projects	12,365,768	16,639,304	20,808,025
Drug manufacturing and substance	2,027,184	2,608,814	1,866,148
Employee benefits and expenses	2,773,516	2,854,624	2,140,664
Lease expenses	111,680	84,344	42,953
Patents and trademarks	603,892	941,836	824,201
Regulatory projects	632,387	1,043,287	331,822
Depreciation tangible assets	53,594	58,125	54,037
Total research and development expense	19,210,842	24,776,763	26,536,176

17. General and administrative expense

	December 31, 2017	December 31, 2016	December 31, 2015
Employee benefits and expenses	2,097,853	2,174,543	1,502,900
Business development	161,985	45,649	72,562
Travel expenses	199,484	158,774	257,454
Administration expenses	2,522,217	2,969,796	2,386,791
Lease expenses	81,277	63,695	59,665
Depreciation tangible assets	69,190	39,475	38,740
Capital tax expenses	18,403	(5,420)	23,458
Total general and administrative expenses	5,150,409	5,446,512	4,341,570

18. Employee benefits

	December 31, 2017	December 31, 2016	December 31, 2015
Salaries	3,761,171	3,662,180	2,833,741
Pension costs	378,588	342,805	282,517
Other social benefits	277,468	301,537	191,079
Share based payments costs	354,851	290,783	311,671
Recruitment costs	125,731	391,035	—
Other personnel expenditures	(26,439)	40,827	24,557
Total employee benefits	4,871,370	5,029,167	3,643,565

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
The old age benefits are based on retirement savings for each employee, coupled with annual retirement credits and interest (there is no possibility to credit negative interest). At retirement age, the insured members can choose whether to take a pension for life, which includes a spouse’s pension, or a lump sum. In addition to retirement benefits, the plan benefits also include disability and death benefits. Insured members may also buy into the scheme to improve their pension provision up to the maximum amount permitted under the rules of the plan and may withdraw funds early for the purchase of a residential property for their own use subject to limitations under Swiss law. On leaving the Company, retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This type of benefit may result in pension payments varying considerably between individual years. In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits. In Switzerland, the minimum interest rate applicable to these minimum retirement savings is set by the Swiss Federal Council at least once every two years. The rate was 1.75% in 2015, 1.25% in 2016 and 1.00% in 2017.
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
The following tables present information about the net defined benefit liability and its components:

Change in defined benefit obligation

	2017	2016
Defined benefit obligation at January 1	7,122,841	5,427,776
Service costs	348,172	319,173
Plan participants' contribution	236,074	218,275
Interest cost	50,494	62,916
Actuarial losses	60,781	417,937
Transfer-out amounts	(440,950)	(1,276,315)
Transfer-in amounts of new employees	622,205	1,953,079
Defined benefit obligation at December 31	7,999,617	7,122,841

The defined benefit obligation includes only liabilities for active employees. The weighted average modified duration of the defined benefit obligation at December 31, 2017 is 20.9 years (2016: 21.7 years).
Change in fair value of plan assets

	2017	2016
Fair value of plan assets at January 1	5,030,407	3,851,943
Interest income	37,500	47,994
Return on plan assets excluding interest income	332,759	23,835
Employer contributions	236,074	220,306
Plan participants' contributions	236,074	218,275
Transfer-out amounts	(440,950)	(1,276,315)
Transfer-in amounts of new employees	622,205	1,953,079
Administration expense	(17,422)	(8,710)
Fair value of plan assets at December 31	6,036,647	5,030,407

Net defined benefit liability recognized in the statement of financial position

	December 31, 2017	December 31, 2016
Present value of funded defined benefit obligation	7,999,617	7,122,841
Fair value of plan assets	(6,036,647)	(5,030,407)
Net defined benefit liability	1,962,970	2,092,434

Defined Benefit Cost

	2017	2016	2015
Service cost	348,172	319,173	261,778
Net interest expense	12,994	14,922	14,873
Administration expense	17,422	8,710	5,866
Total defined costs for the year recognized in profit or loss	378,588	342,805	282,517

Remeasurement of the Defined Benefit Liability

	2017	2016	2015
Actuarial loss (gain) arising from changes in financial assumptions	(150,552)	412,396	(167,623)
Actuarial loss arising from experience adjustments	211,331	264,417	175,375
Actuarial gain arising from demographic assumptions	—	(258,876)	—
Return on plan assets excluding interest income	(332,759)	(23,835)	46,164
Total defined benefit cost for the year recognized in the other comprehensive loss	(271,980)	394,102	53,916

Assumptions

At December 31	2017	2016	2015
Discount rate	0.80%	0.70%	1.10%
Future salary increase	1.10%	1.10%	1.10%
Pension indexation	0.00%	0.00%	0.00%
Mortality and disability rates	BVG2015G	BVG2015G	BVG 2010G

Sensitivity analysis
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

December 31,	2017	2016
Change in assumption	0.25 % increase	0.25 % increase
Discount rate	(354,477)	(324,057)
Salary increase	49,707	42,181
Pension indexation	189,965	201,221
Change in assumption	+ 1 year	+ 1 year
Life expectancy	182,977	167,161

19. Finance income and finance expense

	2017	2016	2015
Interest income	53,570	67,565	36,562
Net foreign currency exchange gain	1,912,681	843,950	1,806,206
Revaluation gain from derivative financial instruments	3,372,186	291,048	—
Total finance income	5,338,437	1,202,563	1,842,768
Interest expense (incl. Bank charges)	1,640,394	828,547	7,985
Net foreign currency exchange loss	2,737,273	944,047	662,100
Total finance expense	4,377,667	1,772,594	670,085
Finance income/(expense), net	960,770	(570,031)	1,172,683

In 2017, net foreign currency exchange gains contain translation gains of CHF 1,315,029 (2016: CHF 396,665; 2015: CHF 1,154,513) which arose on the Company’s USD and EUR denominated cash and cash equivalents. In 2017, interest expenses include interest paid to Hercules Capital, Inc. under the Loan and Security Agreement in an amount of CHF 1,182,369 (2016: CHF 546,170; 2015: CHF 0).

20. Taxation
The Group’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

	2017	2016	2015
Deferred income tax expense	(21,415)	—	(32,761)
Deferred income tax gain	39,188	131,055	32,761
	17,773	131,055	—

The Group’s effective income tax expense differed from the expected theoretical amount computed by applying the Group’s applicable weighted average tax rate of 21.7% in 2017 (2016: 21.5%, 2015: 21.9%) as summarized in the following table:

Reconciliation	2017	2016	2015
Loss before income tax	(24,427,247)	(30,793,306)	(29,705,063)
Income tax at statutory tax rates applicable to results in the respective countries	5,311,030	6,629,237	6,493,569
Effect of unrecognized temporary differences	193,598	(27,072)	(105,395)
Effect of unrecognized taxable losses	(5,429,935)	(6,360,837)	(6,438,609)
Effect of previously unrecognised deferred tax asset	39,189	131,055	—
Effect of expenses deductible for tax purposes	9,696	2,505	—
Effect of expenses not considerable for tax purposes	—	23,716	—
Effect of impact from application of different tax rates	(105,805)	(267,695)	—
Effect of unrecognized taxable losses in equity	—	146	50,435
Income tax gain	17,773	131,055	—

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of December 31 is presented below:

Deferred Tax Liabilities	December 31, 2017	December 31, 2016
Intangible assets	(349,052)	(327,637)
Hercules Loan Facility	(47,477)	(76,390)
Total	(396,529)	(404,027)

Deferred Tax Asset	December 31, 2017	December 31, 2016
Net operating loss (NOL)	217,720	207,445
Total	217,720	207,445

Deferred Tax, net	(178,809)	(196,582)

Deferred Tax 2017	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(327,637)	(21,415)	—	(349,052)
Hercules Loan Facility	(76,390)	28,913	—	(47,477)
Net operating loss (NOL)	207,445	10,275	—	217,720
Total	(196,582)	17,773	—	(178,809)

Deferred Tax 2016	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(327,637)	—	—	(327,637)
Hercules Loan Facility	—	(76,390)	—	(76,390)
Net operating loss (NOL)	—	207,445	—	207,445
Total	(327,637)	131,055	—	(196,582)

As of December 31, 2017, the Group had total gross tax loss carry forwards amounting to CHF 142 million (2016: CHF 115.4 million), of which CHF 140.9 million related to Auris Medical AG, Auris Medical Holding AG and Otolanum AG in Switzerland and CHF 1.1 million to Auris Medical Inc. in the United States (2016: CHF 114.3 million for Auris Medical AG and Otolanum AG and CHF 1.1 million for Auris Medical Inc.).
The Group’s tax loss carry-forwards with their expiry dates are as follows:

	December 31, 2017	December 31, 2016
Within 1 year	1,754,398	1,859,601
Between 1 and 3 years	31,089,191	9,928,391
Between 3 and 7 years	108,055,089	102,542,641
More than 7 years	1,072,260	1,087,543
Total	141,970,938	115,418,176
The tax effect of the major unrecognized temporary differences and loss carry-forwards is presented in the table below:

	December 31, 2017	December 31, 2016
Deductible temporary differences
Employee benefit plan	433,816	450,227
Stock option plans	400,764	—
Total potential tax assets	834,580	450,227
Taxable unrecognized temporary differences
Property and equipment	—	—
Total unrecognized potential tax liabilities	—	—
Offsetting potential tax liabilities with potential tax assets	—	—
Net potential tax assets from temporary differences not recognized	834,580	450,227
Potential tax assets from loss carry-forwards not recognized	29,959,963	25,082,968
Total potential tax assets from loss carry-forwards and temporary differences not recognized	30,794,543	25,533,195

21. Loss per share

	December 31, 2017	December 31, 2016	December 31, 2015
Loss attributable to owners of the Company	(24,409,474)	(30,662,251)	(29,705,063)
Weighted average number of shares outstanding	43,741,870	34,329,280	32,299,166
Basic and diluted loss per share	(0.56)	(0.89)	(0.92)

For the years ended December 31, 2017 and 2016 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the Stock Option Plans (Note 13) and the warrant issued to Hercules (Note 24) as they would be anti-dilutive. As of December 31, 2017, the Company has 2,251,540 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2017 and December 31, 2017 was 1,676,526 (769,529 for the period between January 1, 2016 and December 31, 2016). As of December 31, 2017, the Company issued warrants to purchase up to 8,186,117 of its common shares outstanding.
22. Commitments and contingencies
Operating lease commitments
On October 1, 2016, the Group entered into a lease for a new office space under an operating lease agreement. The lease has a five year fixed term, subject to a one-time cancellation option effective as per September 30, 2019. Effective December 31, 2017, the Group entered into a termination agreement related to a lease entered into on April 1, 2013.
The future minimum lease payments under non-cancellable operating leases that are not accounted for in the statement of financial position were as follows:

	December 31, 2017	December 31, 2016
Within one year	161,110	161,110
Between one and five years	446,051	607,161
Total	607,161	768,271

Office lease expenses of CHF 192,957, CHF 148,039 and CHF 107,450 were booked in 2017, 2016 and 2015, respectively, in the consolidated statement of profit or loss and other comprehensive loss.

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
Compensation of the members of the Board of Directors and Management
In 2017, the total compensation paid to management amounted to CHF 1,973,167 (2016: CHF 1,871,406; 2015: CHF 1,619,208). The fees paid to members of the Board of Directors in 2017 for their activities as board members totaled CHF 337,619 (2016: CHF 364,276; 2015: CHF 329,827).
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

	Executive Management			Board of Directors			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Short term benefits	1,576,864	1,554,850	1,363,796	280,762	325,493	268,810	1,857,626	1,880,343	1,632,606
Post-employee benefits years	94,839	88,838	78,721	—	—	—	94,839	88,838	78,721
Share-based payment charge	190,659	217,981	176,691	72,647	103,380	61,017	263,306	321,361	237,708
Total	1,862,362	1,861,669	1,619,208	353,409	428,873	329,827	2,215,771	2,290,542	1,949,035
In 2017, CHF 263,306 (2016: CHF 321,361; 2015: CHF 237,708) was expensed for grants of stock options to members of the Board of Directors and management. The 2017 share based payment charge shown above excludes adjustments for instruments forfeited in 2017 due to termination of service. Contributions to pension schemes amounted to CHF 94,839, CHF 88,838 and CHF 78,721 during the years 2017, 2016 and 2015, respectively. No termination benefits or other long term benefits were paid.
Members of the Board of Directors and management held 1,782,605, 656,355 and 457,510 stock options as of December 31, 2017, 2016, and 2015, respectively.
For the business year 2015, the Company granted 25,813 restricted shares to employees under the Equity Incentive Plan. The grant price for the 2015 awards was the closing price of our shares on January 7, 2016 (USD 7.08) and resulted in a total payroll charge of CHF 188,092 in 2015. These shares vest upon grant and have a sale restriction for a period of 3 years. For the 2017 and 2016 business year, no restricted shares were issued.
Controlled Equity OfferingSM
Thomas Meyer, our Chief Executive Officer, or the Share Lender, has entered into a share lending agreement with Cantor to facilitate the timely settlement of common shares sold under the Controlled Equity Offering Sales Agreement with Cantor. Pursuant to the terms of the share lending agreement, the Share Lender will lend common shares to Cantor so that those common shares may be delivered by Cantor to purchasers of common shares sold in the offering. Cantor will return common shares to the Share Lender upon the issuance of new common shares by the Company to Cantor. Neither the Company nor the Share Lender received any compensation for this arrangement. In the year ended December 31, 2017, we did not offer or sell any common shares under the Controlled Equity Offering Sales Agreement. The Controlled Equity Offering program terminated upon consummation of the Merger on March 13, 2018.

24. Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to $20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts.

The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs. Subsequent to initial recognition, the loan is measured at amortized cost using the effective interest method. Applying this method, the calculated value of the loan as of December 31, 2017 is CHF 10,126,406. Of the CHF 10,126,406 amortization payments due within the next 12 months in an amount of CHF 4,542,109 are reclassified as current liabilities.

In connection with the loan facility, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of $3.94 per share. As of July 19, 2016, the warrant was exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The fair value calculation of the warrant is based on the Black-Scholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. As the warrant is part of the loan transaction, its fair value was deducted from the loan proceeds and accounted for separately as non-current financial liability. Following the initial recognition, the warrant is measured at fair value and the changes in fair value are shown as profit or loss.

As of December 31, 2017 the fair value of the warrant amounts to CHF 23,350. Therefore, the fair value decreased by the total amount of CHF 93,782 in the current year (2016: CHF 291,048).
As of March 13, 2018, following the consummation of the Merger, the warrant was exercisable for 15,673 common shares at an exercise price of $39.40 per common share.

25. Warrants from Public Offering

On February 21, 2017, the Company completed a public offering (the “February 2017 Offering”) of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to the Company from the February 2017 Offering were approximately CHF 9.1 million (US$ 9.1 million), after deducting underwriting discounts and other estimated offering expenses payable by us. The Company had transaction costs amounting to CHF 903,919. The transactions costs were recorded as CHF 397,685 in equity for the issuance of the common shares and CHF 506,234 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

The underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its 30-day option to purchase additional common shares and/or warrants in the amount of 1,350,000 warrants.

Consequently, the Company issued warrants to purchase up to 7,945,000 of its common shares at an exercise price of US$1.2 per share. The warrants are exercisable during a five-year period beginning on date of issuance. The fair value calculation of the warrants is based on the Black-Scholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. If a warrant is exercised, the Company will receive variable proceeds because the Company’s functional currency is CHF and the exercise price is in USD, which results in the warrants being considered liability instruments. Therefore, the warrants were assigned fair values using the Black-Scholes model. The residual value was assigned to the common share sold along with each warrant in accordance with IAS 32 Financial instruments. The gross proceeds from the February 2017 offering were CHF 9,998,305 of which CHF 5,091,817 (fair value as of February 21, 2017) was assigned to the warrants and CHF 4,906,488 was assigned to equity.

As of December 31, 2017, the fair value of the warrants amounted to CHF 1,813,413. The fair value decreased by CHF 3,278,404 since the initial recognition.

As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the February 2017 Offering are excisable for up to 794,500 common shares at an exercise price of $12.00 per common share.

26. Events after the balance sheet date
Interference Proceedings
On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving our issued U.S. patent No. 9,066,865 (the “‘865 Patent”) and Otonomy’s U.S. patent application No. 13/848,636 (the “‘636 Application”). The patent interference identified claims 1-9 in the ‘865 Patent as interfering with claims 38, 43 and 46-50 of the ‘636 Application. The ‘865 Patent discloses methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims of the ‘865 Patent are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ‘636 Application were refused. In addition, claims 1-8 of the ‘865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. On March 27, 2017, Otonomy submitted a notice of appeal to the United States Court of Appeals for the Federal Circuit.  To preserve its rights, Auris filed a notice of cross-appeal on April 5, 2017.  Otonomy subsequently filed its opening brief on July 20, 2017, and Auris filed its principal and response brief on October 27, 2017.  On January 5, 2018, Otonomy filed its opposition and reply brief.  Auris filed its reply brief on February 2, 2018.

Equity Offering
As of March 12, 2018, we had issued an aggregate of 300,000 common shares to LPC pursuant to the Commitment Purchase Agreement.
On January 30, 2018, we completed a public offering of 12,499,999 common shares with a nominal value of CHF 0.40 each and concurrent offering of 7,499,999 warrants, each warrant entitling its holder to purchase one common share. The net proceeds to the Company from the offering were approximately $4.9 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 offering were exercisable for up to 749,999.9 common shares at an exercise price of $5.00 per common share.
Merger
On March 13, 2018, the Company merged into Auris NewCo AG, a newly incorporated, wholly-owned Swiss subsidiary following shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Following the Merger, Auris NewCo, the surviving company, had a share capital of CHF 122,347.76, divided into 6,117,388 common shares with a nominal value of CHF 0.02 each. Pursuant to the Merger, shareholders received one common share with a nominal value of CHF 0.02 of Auris NewCo for every 10 of the Company’s common shares held prior to the Merger, effectively resulting in a “reverse stock split” at a ratio of 10-for-1. Auris NewCo changed its name to “Auris Medical Holding AG” following consummation of the Merger. On March 14, 2018 the common shares of Auris NewCo began trading on the Nasdaq Capital Market under the trading symbol “EARS.”
Related Party Transaction
On February 9, 2018, Thomas Meyer, our Chief Executive Officer, entered into a shares transfer agreement with the Company to facilitate the rounding up of fractional shares resulting from the exchange ratio used in the Merger. Pursuant to the terms of the share transfer agreement, Mr. Meyer has committed to transfer, at no consideration, a common share to any shareholder entitled to a fraction of a common share as part of the Merger. Pursuant to the share transfer agreement, the Company nor the Mr. Meyer will receive any compensation for this arrangement. Any expenses incurred by Mr. Meyer in connection with the transfers under such agreement were borne by the Company.
TACTT3 Data read-out
On March 13, 2018, the Company announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. The Company is currently investigating the outcomes, including those in TACTT2, the previously conducted sister trial. Following this analysis, the Company will assess if the intangible asset recorded in our financial statements for a total amount of CHF 157,520 related to the acquisition of the technical file will need to be impaired or not.