Form 20-F
period 2018-12-31
Auris Medical Holding AG
filed 2019-03-14
CIK 1601936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2018
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
Marcel Fausten
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
Common shares: 37,495,859
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
☐  Yes ☒  No

AURIS MEDICAL HOLDING AG

___________________

i

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (the “Annual Report”) to “Auris Medical Holding AG” or “Auris,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical Holding AG (formerly Auris Medical AG), together with its subsidiaries, prior to our corporate reorganization by way of the merger of Auris Medical Holding AG into Auris Medical NewCo Holding AG (the “Merger”), a newly incorporated, wholly owned Swiss subsidiary on March 13, 2018 (i.e. to the transferring entity), and to Auris Medical Holding AG (formerly Auris Medical NewCo Holding AG), together with its subsidiaries after the Merger (i.e. to the surviving entity). The trademarks, trade names and service marks appearing in this Annual Report are property of their respective owners.
The term “Auris Medical (Bermuda)” refers to Auris Medical Holding Ltd., a Bermuda corporation whose shares our shareholders are expected to own after we change the corporate jurisdiction of the Company from Switzerland to Bermuda, by continuing the Company in Bermuda (the “Redomestication”) in accordance with Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”).
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
Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information-D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development-stage company with limited operating history and a history of operating losses;

•
our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed;

•	the outcome of our review of strategic options and of any action that we may pursue as a result of such review;

•	our dependence on the success of AM-125, AM-201, Keyzilen® (AM-101) and Sonsuvi® (AM-111), which are still in clinical development, may eventually prove to be unsuccessful;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our product candidates being subject to expensive, ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for Sonsuvi®, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single- source suppliers to supply or produce our product candidates;

•	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

•	our ability to meet the continuing listing requirements of Nasdaq and remain listed on The Nasdaq Capital Market;

•	the chance that certain intangible assets related to our product candidates will be impaired; and

•	other risk factors discussed under “Item 3. Key Information-D. Risk factors”.

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
The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018 has been derived from our consolidated financial statements presented elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial data for the years ended December 31, 2015 and 2014 has been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS and which have not been included herein.
This financial information should be read in conjunction with “Item 5-Operating and Financial Review and Prospects” and our consolidated audited financial statements, including the notes thereto, included in this Annual Report.

	For the years ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of CHF except for share and per share data)
Profit or Loss and Other Comprehensive Loss:
Research and development	(6,690)	(19,211)	(24,777)	(26,536)	(17,705)
General and administrative	(4,264)	(5,150)	(5,447)	(4,342)	(4,489)
Operating loss	(10,954)	(24,361)	(30,224)	(30,878)	(22,194)
Interest income	—	54	68	37	52
Interest expense	(1,070)	(1,640)	(829)	(8)	(56)
Foreign currency exchange gain/(loss), net	(140)	(825)	(100)	1,144	4,012
Revaluation gain from derivative financial instruments	1,350	3,372	291	—	—
Transaction costs	(520)	(1,027)
Loss before tax	(11,334)	(24,427)	(30,794)	(29,705)	(18,186)
Income tax gain	(162)	18	131	—	—
Income tax expense	—	—	—	—	(306)
Net loss attributable to owners of the Company	(11,496)	(24,409)	(30,663)	(29,705)	(18,492)
Other comprehensive loss:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	1,277	272	(394)	(54)	(1,101)
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(11)	50	(20)	(13)	(105)
Other comprehensive income/(loss)	1,266	322	(414)	(67)	(1,206)
Total comprehensive loss attributable to owners of the Company	(10,230)	(24,087)	(31,077)	(29,772)	(19,698)
Net loss per share(1)
Net loss per share, basic and diluted(2)	(0.72)	(5.58)	(8.93)	(9.20)	(6.57)
Weighted-average number of shares used to compute net loss per common share, basic and diluted	15,900,865	4,374,187	3,432,928	3,229,917	2,769,249
___________________

(1)
For periods prior to the closing of our initial public offering, net loss per share includes preferred shares, which were converted on a one-for-one basis upon the closing of our initial public offering.

(2)Basic net loss per common share and diluted net loss per common share are the same. See Note 21 to our audited consolidated financial statements included elsewhere in this Annual Report. The basic and diluted loss per share for the year ended December 31, 2017,the year ended December 31, 2016, the year ended December 31, 2015 and the year ended

December 31,2014 is revised to reflect the reverse-split ratio of 10 to 1 following the Merger on March 13, 2018.

	As of December 31,
	2018	2017	2016	2015	2014
		(in thousands of CHF)
Statement of Financial Position Data:
Cash and cash equivalents	5,393	14,973	32,442	50,237	56,934
Total assets	9,877	17,826	35,658	52,812	59,493
Total liabilities	6,227	19,888	21,515	8,070	6,210
Share capital	710	19,350	13,732	13,722	11,604
Total shareholders’ (deficit)/equity attributable to owners of the Company	3,650	(2,162)	14,143	44,741	53,283

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in CHF per U.S. Dollar. The rates were derived from the U.S. Federal Reserve Bank’s reported exchange rates. On March 11, 2019, the exchange rate as reported by the U.S. Federal Reserve Bank was CHF 0.9532 to $1.00.

	Period-end	Average for period	Low	High
	(CHF per U.S. dollar)
Year Ended December 31:
2014	0.9934	0.9147	0.8712	0.9934
2015	1.0017	0.9628	0.8488	1.0305
2016	1.0160	0.9848	0.9536	1.0334
2017	0.9738	0.9842	0.9456	1.0266
2018	0.9832	0.9784	0.9232	1.0083
Month Ended:
September 30, 2018	0.9758	0.9683	0.9593	0.9776
October 31, 2018	1.0057	0.9940	0.9840	1.0057
November 30, 2018	0.9987	1.0011	0.9938	1.0083
December 31, 2018	0.9832	0.9919	0.9832	0.9975
January 31, 2019	0.9938	0.9897	0.9767	0.9988
February 28, 2019	0.9974	1.0014	0.9914	1.0073
March 11, 2019	1.0074	1.0041	0.9987	1.0106

B.	Capitalization and indebtedness
Not applicable.

C.	Reasons for the offer and use of proceeds
Not applicable.

D.	Risk factors
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
We are a development-stage biopharmaceutical company with limited operating history. Since inception, we have incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 11.5 million, CHF 24.4 million and CHF 30.7 million for the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, we had an accumulated deficit of CHF 146.3 million.
Our losses have resulted principally from expenses incurred in research and development of our product candidates, pre-clinical research and general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our product candidates in clinical development. In our financial year ended December 31, 2018, we incurred CHF 6.7 million in research and development costs, and we expect that our total operating expense in 2019 will be in the range of CHF 10.0 to 13.0 million.
To date, we have financed our operations through the initial public offering and a follow-on offering of our common shares, private placements of equity securities and short- and long-term loans. On July 19, 2016, we entered into a Loan and Security Agreement with Hercules Technology Growth Capital, Inc., or Hercules. The agreement provided us with a senior secured term loan facility for up to $20 million. As of December 31, 2018, the amount outstanding under the Loan and Security Agreement was CHF 1.4 million. On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted.
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
We have no products approved for commercialization and have never generated any revenue. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and obtain the marketing approvals necessary to commercialize, one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we obtain regulatory approval for, and commercialize, Keyzilen®, Sonsuvi®, AM-125 or AM-201. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	completing research and clinical development of our product candidates;

•	obtaining marketing approvals for our product candidates, including Keyzilen®, Sonsuvi®, AM-125 or AM-201, for which we will have to complete clinical trials;

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
Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Because of the numerous risks and uncertainties with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses could increase beyond expectations if we are required by the FDA, the EMA, or other regulatory agencies, domestic or foreign, to change our manufacturing processes, or to perform clinical, nonclinical, or other types of trials in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. Additionally, if we are not able to generate sufficient revenue from the sale of any approved products, we may never become profitable.
We may be unable to develop and commercialize Keyzilen®, Sonsuvi®, AM-125 or AM-201 or any other product candidate and, even if we do, may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, expand our business or continue our operations.
We expect that we will need substantial additional funding before we can expect to become profitable from sales of our products. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.
We expect our research and development expenses to remain significant in connection with our ongoing clinical development activities, particularly as we initiate new trials with AM-125 and AM-201, may initiate new trials of Keyzilen® and Sonsuvi® and initiate pre-clinical and clinical development of other product candidates. We expect that our total operating expense in 2019 will be in the range of CHF 10.0 to 13.0 million. As of December 31, 2018, our cash and cash equivalents were CHF 5.4 million. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements at least until the second quarter of 2019. Our assumptions may prove to be wrong, and we may have to use our capital resources sooner than we currently expect. If we are unable to raise capital when needed, we could be forced to delay, suspend, reduce or terminate our product development programs or commercialization efforts. Also, should we fail to raise sufficient funds to cover our operating expenditures for at least a 12 month period, we may no longer be considered a “going concern.” The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. Under Swiss law, should the Company’s assets fall short of its liabilities as evidenced by the Company’s standalone Swiss GAAP accounts, the board of directors will have to immediately take steps to restructure the business or if it fails to do, file for bankruptcy. If the board of directors fails to take appropriate action, under Swiss law, in case of such over-indebtedness, the auditors may, according to Swiss law, file for bankruptcy on the Company’s behalf. Following the Redomestication, the board of directors will need to consider the interests of our creditors and take appropriate action to restructure the business if it appears that we are insolvent or likely to become insolvent, however under Bermuda law there is no corresponding ability for the auditors to file for bankruptcy on the Company’s behalf. Our future funding requirements will depend on many factors, including but not limited to:

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
Our operations to date have been limited to financing and staffing the Company, developing our technology and developing our product candidates. We have not yet demonstrated an ability to successfully complete large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.
We are in the process of evaluating potential next steps in the development of our lead product candidate, Keyzilen® following the failure of the Phase 3 trial. In addition, we have initiated a strategic partnering process for our second lead product candidate Sonsuvi®. We cannot give any assurance that these candidates will continue to be developed, receive regulatory approval or be successfully commercialized or partnered.
We do not have any products that have gained regulatory approval. We have two lead clinical-stage product candidates, (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), which is being developed for the treatment of acute inner ear hearing loss. On March 13, 2018, we announced that preliminary top-line data from the TACTT3 Phase 3 clinical trial with Keyzilen® indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Index, or TFI, score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. This followed our announcement in August 2016 that, TACTT2, the previously conducted Phase 3 sister trial with Keyzilen®, did not meet its two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. We are in the process of evaluating our options for the Keyzilen® development program, including whether we will continue to seek the development, regulatory approval and commercialization of either Keyzilen® in the future, or pursue an alternative course of action. If we continue development of Keyzilen®, we would need to conduct additional studies and trials in the future, in order to pursue regulatory approval and would need to raise additional capital to fund any such additional study, and we may be unable to secure such capital. If we are not able to raise additional capital, we may not be able to complete the development, testing and commercialization of Keyzilen®.
On November 28, 2017, we announced that the HEALOS Phase 3 clinical trial that investigated our other lead product candidate, Sonsuvi®, in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, in post-hoc analyses a clinically meaningful and nominally significant improvement in hearing was observed in the subpopulation of patients with acute profound hearing loss at baseline. Based on these results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the European Medicines Agency, or EMA, and subsequently also to the U.S. Food and Drug Administration, or the FDA, for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. Following this feedback, we have mandated a transaction advisory firm to identify potential partners for the Sonsuvi® development program and provide support for partnering discussions and negotiations. If successful, this may result in one or several sale, out-licensing or co-development transaction(s) on a global or regional scale. However, there is no guarantee that we will be successful in any pursuit of such strategic options or if we do continue our efforts to develop and commercialize Sonsuvi® in the future, or that any alternative course of action will lead to the success of the program.
Risks Related to the Development and Clinical Testing of Our Product Candidates
We depend entirely on the success of Keyzilen®, Sonsuvi®, and AM-125 and AM-201, which are still in clinical development. If our clinical trials are unsuccessful, we do not obtain regulatory approval or we are unable to commercialize Keyzilen®, Sonsuvi®, AM-125 and AM-201, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.
We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of Keyzilen®, Sonsuvi®, AM-125 and AM-201, which are still in clinical development. Our ability to generate product revenues, which we do not expect will occur for at least the next few years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. We currently generate no revenues from sales of any drugs, and we may never be able to develop or commercialize a marketable drug. The success of Keyzilen®, Sonsuvi®, AM-125 and AM-201 and our other product candidates will depend on several factors, including the following:

•	completing clinical trials that demonstrate the efficacy and safety of our product candidates;

•	receiving marketing approvals from competent regulatory authorities;

•	establishing commercial manufacturing capabilities;

•	launching commercial sales, marketing and distribution operations;

•	acceptance of our product candidates by patients, the medical community and third-party payors;

•	a continued acceptable safety profile following approval;

•	competing effectively with other therapies; and

•	qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.
If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize Keyzilen®, Sonsuvi®, AM-125 and AM-201, which would materially adversely affect our business, financial condition and results of operations.
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
To date, we have not completed all clinical trials required for the approval of any of our product candidates. Keyzilen® and Sonsuvi® are in Phase 3 clinical development and AM-125 is in Phase 2 and AM-201 is in Phase 1 clinical development.

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
Positive or timely results from pre-clinical or early-stage trials do not ensure positive or timely results in late-stage clinical trials or product approval by the FDA, the EMA or comparable foreign regulatory authorities. Product candidates that show positive pre-clinical or early clinical results may not show sufficient safety or efficacy in later stage clinical trials and therefore may fail to obtain regulatory approvals. For example, although Keyzilen® achieved favorable results in our Phase 2 efficacy trial, in August 2016, we announced that the Phase 3 TACTT2 clinical trial of Keyzilen® did not meet its two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. On March 13, 2018, we announced preliminary top-line data from the TACTT3 trial which indicated that the study had not met its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. On May 15, 2018, we announced that further investigation of the trial’s outcomes confirmed these preliminary results.
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
In the case of Keyzilen®, our endpoints in Phase 3 clinical trials are based on patient reported outcomes, or PROs, some of which were captured daily from trial participants with electronic diaries. Based on insights from our analysis of the TACTT2 and TACTT3 trials, we believe the high frequency of tinnitus loudness ratings over an extended period of time may have caused a number of patients to excessively focus on their tinnitus symptoms, thereby influencing the measured outcome. In addition, the daily reporting requirements may have led to rating fatigue and a loss of accuracy and reliability of the data that were entered. In the previous clinical trials with Keyzilen® we had collected these PROs only during study visits, i.e. much less frequently. Under the Special Protocol Assessment (SPA) with the FDA we agreed to increase the rating frequency.
In the case of Sonsuvi®, we are evaluating the safety and efficacy in an idiopathic condition which implies a considerable heterogeneity in the etiology and natural history of the condition. In addition, we are dealing with a limited availability of detailed and reliable data relating to the natural history of acute hearing loss, which implies substantial uncertainty with regards to the design of clinical trials, e.g. for determining the number of patients required for statistical testing or the size of the expected treatment effect. For example, a Phase 2 clinical trial with Sonsuvi® showed a strong relationship between the level or severity of initial hearing loss and the size of the treatment effect for active-treated patients compared to placebo-treated patients. Whereas a high spontaneous recovery rate and no treatment effects were observed in patients with mild to moderate hearing loss at baseline, lower spontaneous recovery and meaningful treatment effects were observed in patients with severe to profound hearing loss. Accordingly, enrollment into the Phase 3 trials HEALOS and ASSENT was restricted to patients with severe-profound hearing loss at baseline. On November 28, 2017, we announced that the HEALOS Phase 3 clinical trial that investigated Sonsuvi® in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment group. Accordingly, in HEALOS we found confirmation about the relationship between severity of hearing loss and the size of therapeutic effects; however, such therapeutic effects were not observed in the subgroup of patients with severe initial hearing loss but rather, unlike in the Phase 2 trial, only in the subgroup with profound initial hearing loss. We understand from animal studies that the pharmacological target for Sonsuvi® is only activated in case of severe acute cochlear injury; however, activation of this target cannot be determined in humans, and we have to rely on the measurement of hearing loss for assessing the severity of injury.
Based on the results from the HEALOS clinical trial, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. Orphan drug designation for AM-111 was granted by the FDA and EMA for the treatment of acute sensorineural hearing loss, or ASNHL, an umbrella term that comprises hearing loss from acute acoustic trauma, or AAT, surgery-induced trauma, or ISSNHL. We estimate ISSNHL to be the largest of the three subgroups. The broader, more general designation of ASNHL is based on the common pathophysiologic pathway shared by the three subgroups. Although we expect to obtain regulatory approval for the entire indication of ASNHL based on confirmatory efficacy and safety data that covers only one or two rather than all three of the subgroups, there can be no assurance that regulatory agencies will concur with this assumption at the time of the marketing approval procedure. In that case, it may not be sufficient to conduct trials in the subgroup of ISSNHL, as is currently planned to gain the indication for ASNHL.
If we are required to conduct additional clinical trials or other testing of Keyzilen®, Sonsuvi®, AM-125, AM-201 or any other product candidate that we develop beyond the trials and testing that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with Keyzilen®, Sonsuvi® or our other product candidates, we may:

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
Our product development costs will also increase if we experience delays in testing or marketing approvals or if we are required to conduct additional clinical trials or other testing of Keyzilen®, Sonsuvi®, AM-125 or AM-201 beyond the trials and testing that we currently contemplate and we may be required to obtain additional funds to complete such additional clinical trials. We cannot assure you that our clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our trials after they have begun. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates, which may harm our business and results of operations. In addition, some of the factors that cause, or lead to, clinical trial delays may ultimately lead to the denial of regulatory approval of Keyzilen®, Sonsuvi®, AM-125, AM-201 or any other product candidate.
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
In our clinical trials of Keyzilen® and Sonsuvi® to date, adverse events have included procedure-related transient changes in tinnitus loudness, muffled hearing, ear discomfort or pain, incision site complications and middle ear infections. A limited number of serious adverse events were observed (in 1.2 to 2.5% of patients enrolled in the Keyzilen® trials and in 2.7 to 4.5% of patients in the Sonsuvi® trials); all (Keyzilen®) or most (Sonsuvi®) were considered unrelated or unlikely related to the treatment. In the two Phase 1 trials with intranasal betahistine, adverse events included transient and dose-dependent nasal congestion or discomfort. Occurrence of serious procedure- or treatment-related side effects could impede clinical trial enrollment and receipt of marketing approval from the FDA, the EMA and comparable foreign regulatory authorities. They could also adversely affect physician or patient acceptance of our product candidates.
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
We have obtained orphan drug designation for Sonsuvi® for the treatment of ASNHL from the FDA and the EMA, and we may rely on obtaining and maintaining orphan drug exclusivity for Sonsuvi®, if approved. Orphan drug designation may not ensure that we will enjoy market exclusivity in a particular market, and if we fail to obtain or maintain orphan drug exclusivity for Sonsuvi®, we may be subject to earlier competition and our potential revenue will be reduced.
Sonsuvi® has been granted orphan drug designation for the treatment of ASNHL by the FDA and EMA. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.
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
Even though we have obtained orphan drug designation for Sonsuvi® for the treatment of ASNHL in the United States and Europe, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug designation for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.
The orphan drug designation for Sonsuvi® relates to ASNHL, an umbrella term comprising AAT, ISSNHL and surgery-induced trauma based on a common pathophysiologic pathway. Our Phase 3 late-stage program enrolled patients suffering from ISSNHL, which represent the largest of the three ASNHL subgroups.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.
Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we have been primarily focused on the development of Keyzilen®, Sonsuvi®, AM-125 and AM-201 for the treatment of acute inner ear tinnitus, acute inner ear hearing loss, vertigo and antipsychotic-induced weight gain, respectively. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, in particular for inner ear disorders, our business, financial condition and results of operations could be materially adversely affected.
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
Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have two lead clinical-stage product candidates, (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), being developed for the treatment of acute inner ear hearing loss. Additionally, we have one product candidate, AM-125, in Phase II clinical development, and another, AM-201, in Phase I clinical development. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.
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
In addition, no product for the treatment of acute inner ear tinnitus, acute inner ear hearing loss or antipsychotic-induced weight gain has been approved by the FDA or the EMA. Accordingly, our current product candidates or any of our other future product candidates could take a significantly longer time to gain regulatory approval than expected or may never gain regulatory approval. This could delay or eliminate any potential product revenue by delaying or terminating the potential commercialization of our product candidates.
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
There are currently no drugs with proven efficacy for acute inner ear tinnitus or acute inner ear hearing loss. In addition, there has been limited historical clinical trial experience generally for the development of drugs to treat these conditions. Regulatory authorities in the United States and European Union have not issued definitive guidance as to how to measure the efficacy of treatments for acute inner ear tinnitus or acute inner ear hearing loss, and regulators have not yet established what is required to be demonstrated in a clinical trial in order to signify a clinically meaningful result and/or obtain marketing approval. We designed our Phase 3 trials for Keyzilen® and Sonsuvi® to include endpoints that we believe are clinically justified and meaningful. Specifically, with regard to Keyzilen®, the EMA indicated that a statistically significant improvement in tinnitus loudness that is supported by several secondary variables would demonstrate a clinically meaningful result. The FDA indicated that an improvement in tinnitus loudness supported by a co-primary efficacy point, such as the TFI questionnaire, would be clinically meaningful.
With regard to Sonsuvi®, the FDA and EMA have indicated that a 10 dB improvement in hearing thresholds is clinically significant, in line with clinical practice. However, no product has been approved for marketing based upon such guidance and we cannot be certain that Sonsuvi® will be approved even if it were to demonstrate such result in further Phase 3 trials.
Whereas various balance tests such as the tandem Romberg or standing on foam tests or other objective measures such as nystagmography or head impulse tests are widely used in the diagnosis and management of vertigo, there is no universally recognized definition of the clinical meaningfulness of outcomes, and regulatory authorities have not issued guidelines for demonstrating efficacy for drug-based treatments such as AM-125. Therefore we cannot be certain that AM-125 will be approved even if it were to show statistically significant improvements in these tests.
Some of our conclusions regarding the potential efficacy of Sonsuvi® in our completed HEALOS clinical trial for the treatment of ASNHL in the subgroup of patients with profound acute hearing loss is based on retrospective analyses of the results, which are generally considered less reliable indicators of efficacy than pre-specified analyses.
After determining that we did not achieve the primary efficacy endpoint in our completed HEALOS clinical trial of Sonsuvi® for the treatment of ASNHL, we performed retrospective analyses that we believe show treatment effects on the magnitude of hearing recovery in favor of Sonsuvi® in case of profound hearing loss at baseline. Although we believe that these additional analyses were warranted, a retrospective analysis performed after unblinding trial results can result in the introduction of bias if the analysis is inappropriately tailored or influenced by knowledge of the data and actual results. In particular, the analysis that resulted in a clinically meaningful effect being observed in active-treated patients who suffered from profound acute hearing loss poses greater risk of bias as such subgroup was not pre-specified in the trial design, notwithstanding that we applied a commonly used definition of profound hearing loss.
Because of these limitations, regulatory authorities typically give greatest weight to results from pre-specified analyses and less weight to results from post-hoc, retrospective analyses. According to discussions with the EMA and FDA, the therapeutic benefits that were observed in the HEALOS subgroup of profound acute hearing loss will need to be confirmed prospectively in one or more additional Phase 3 trials in order to gain regulatory market approval. However, there is no guarantee that we will ever receive such regulatory approval.

Safety issues with isomers of our product candidates or with approved products of third parties that are similar to our product candidates, could delay or prevent the regulatory approval process or result in restrictions on labeling.
Discovery of previously unknown problems, or increased focus on a known problem, with an approved product may result in restrictions on its permissible uses, including withdrawal of the medicine from the market. Esketamine and betahistine, the active pharmaceutical ingredients, or APIs, of Keyzilen® and AM-125, may be affected by the safety of the drugs related to them. Although both APIs have been used successfully in patients for many years, newly observed toxicities or worsening of known toxicities, in pre-clinical studies of, or in patients receiving, Esketamine, the racemate Ketamine or betahistine, or reconsideration of known toxicities of these APIs in the setting of new indications, could result in increased regulatory scrutiny of Keyzilen® or AM-125. For example, Ketamine is regulated by the Drug Enforcement Administration, or DEA, under the Controlled Substances Act, or CSA, as a Schedule III drug. DEA scheduling is a separate process that can delay when a drug may become available to patients beyond a NDA approval date, and the timing and outcome of such DEA process is uncertain. Although we have observed no abuse liability associated with Keyzilen® to date, if Keyzilen® were to be scheduled under the CSA, such scheduling could negatively impact the ability or willingness of physicians to prescribe Keyzilen® and our ability to commercialize it.
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
For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law was enacted, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law, among other things, increased rebates a manufacturer must pay to the Medicaid program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established a Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products, expanded eligibility criteria for Medicaid programs, and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Substantial provisions affecting compliance were enacted, which may affect our business practices with health care practitioners. Continued pressure on pharmaceutical pricing is expected and may also increase our regulatory burdens and operating costs.
Other legislative changes have been proposed and adopted in the United States since the Health Care Reform Law was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing by requiring drug companies to notify insurers and government regulators of price increases and provide an explanation of the reasons for the increase, reduce the out-of-pocket cost of prescription drug, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Moreover, U.S. President Donald Trump has discussed the need for federal legislation, regulation or Executive Order to regulate the prices of medicines.
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
In the European Union, a new clinical trial regulation centralizes clinical trial approval, which eliminates redundancy, but in some cases this may extend timelines for clinical trial approvals due to potentially longer wait times. The regulation requires specific consents for use of data in research which, among other measures, may increase the costs and timelines for our product development efforts. The regulation also provides an obligation for clinical trial sponsors to make summaries of all trial results, accompanied by a summary understandable to laypersons, as well as the clinical trial report publicly available in a new database. Beyond this obligation, the EMA adopted a new “Agency policy on publication of clinical data” (in force since January 1, 2015) based on which the EMA makes available to the public all clinical trials submitted with the EMA as well as raw data results (“individual patient data”). These publication requirements can conflict with legitimate secrecy interests of the sponsors and may lead to valuable clinical trial data falling into the public domain.
On June 23, 2016, the UK public voted in a referendum to leave the European Union. The UK government subsequently announced its intention to serve notice of withdrawal from the European Union no later than March 2017. As a consequence of such withdrawal notice, European Union law will cease to apply to the UK from the date of entry into force of a withdrawal agreement, or two years after UK’s submission of the withdrawal notification. As a result, the UK is likely to remain within the European Union for at least the next two years, and, therefore there will likely be no major legal implications for the life sciences sector in the short term. In the long term, however, the effects may be more severe, in particular if the UK cannot agree the terms of a continued close association with the European Union and/or chooses not to incorporate existing European Union rules into national law and/or to no longer align themselves with European law. The administrative burden for pharmaceutical companies could increase significantly because regulatory requirements, for example clinical trial authorizations and marketing authorization applications, may need to be fulfilled under a new and different legal framework for the UK. Existing marketing authorizations granted in the European Union under the centralized procedure prior to the exit may potentially not be recognized anymore by the UK.
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

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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
In the European Union, there is currently no central European anti-bribery or similar legislation. However, more and more European Union member states as well as life sciences industry associations are enacting increasingly specific anti-bribery rules for the healthcare sector which are as severe and sometimes even more severe than in the United States. Germany, for example, has recently adopted new criminal provisions dealing with granting benefits to healthcare professionals. This new law has increased the legal restrictions as well as the legal scrutiny for the collaboration and contractual relationships between the pharmaceutical industry and its customers.
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
We believe that our key competitors are Otonomy, Inc., or Otonomy, Sound Pharmaceuticals, Inc., or Sound Pharma, and Sensorion SA, or Sensorion. In October 2013, Otonomy announced the launch of a development program for the treatment of tinnitus, OTO-311, which is based on the NMDA receptor antagonist gacyclidine and may directly compete with our Keyzilen® product candidate. According to a recent public filing, Otonomy intends to develop a polymer-based formulation of gacyclidine that will provide a full course of treatment from a single intratympanic injection. Following a Phase 1 trial, Otonomy made adjustments to the formulation, resulting in product candidate OTO-313, which the company plans to evaluate in a Phase 1/2 trial starting in 2019. OTO-313’s competitive strength will ultimately depend on the demonstration of clinical efficacy and safety and its comparison with Keyzilen®. Otonomy is also developing OTO-104, which is a polymer-based formulation of dexamethasone for intratympanic treatment of vertigo in Ménière’s disease. In Phase 3 of clinical development, OTO-104 showed no treatment effects in a North American study, but showed treatment effects in a European study, which had been terminated early. In March 2018 the company announced its intention to conduct another Phase 3 study with OTO-104. If Otonomy’s drug product is approved prior to AM-125, we will have to compete against it in the treatment of vertigo in Ménière’s disease. In addition, OTO-104 is being evaluated by Otonomy for the treatment of certain types of hearing loss and may compete against Sonsuvi®.
In June 2006, Sound Pharma began clinical testing of an oral treatment for hearing loss (SPI-1005, ebselen). Its active substance mimics and prompts production of the glutathione peroxidase enzyme. In February 2014, Sound Pharma announced positive outcomes from a placebo-controlled Phase 2 clinical trial with SPI-1005 in the prevention of temporary inner ear hearing loss from listening to loud music with a mobile digital media player. Although Sonsuvi® targets permanent rather than transient hearing loss, SPI-1005 may become competing products if Sound Pharma seeks and manages to demonstrate clinical efficacy also in the prevention and treatment of permanent inner ear hearing loss.
Sensorion is developing SENS-401, a 5-HT3 antagonist with anti-inflammatory properties, for the oral treatment of sudden sensorineural hearing loss. The company is initiating a Phase 2 clinical trial with SENS-401 in the treatment of sudden sensorineural hearing loss. Sensorion is also developing SENS-111, a histamine H4 receptor antagonist, for the oral treatment of acute vertigo crises and in 2017 initiated a Phase 2 trial to enroll patients with acute unilateral vestibulopathy. According to Sensorion, this trial will conclude in the second half of 2019. If successful, SENS-401 may compete against Sonsuvi®, and SENS-111 may compete against AM-125.
There are several companies developing treatments for hearing loss. Strekin AG, a privately held Swiss company, announced in April 2016 that it plans to develop STR001, an agonist of the peroxisome proliferator, for surgery induced hearing loss and that it commenced a Phase 2 program in Germany and France. Nordmark, a German company, is developing Ancrod, the biologically active substance from the venom of the Malayan Pit Viper (Calloselasma rhodostoma), for the treatment of sudden sensorineural hearing loss and has initiated Phase 2 program. Both, STR001 and Ancrod have the potential to compete with Sonsuvi®.
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
The successful commercialization of Keyzilen®, Sonsuvi®, AM-125, AM-201 or our other product candidates will depend, in part, on the extent to which coverage and reimbursement for our products or procedures using our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage. In light of such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes of new technologies, we cannot be sure that coverage will be available for Keyzilen®, Sonsuvi®, AM-125 or any other product candidate that we commercialize and, if available, that the reimbursement rates will be adequate.
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
Even if the FDA, the EMA or other regulatory authority approves the marketing of any product candidates that we develop, physicians, healthcare providers, patients or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If Keyzilen®, Sonsuvi®, AM-125 or any other product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of Keyzilen®, Sonsuvi®, AM-125 or any of our product candidates that is approved for commercial sale will depend on a variety of factors, including:

•	how clinicians and potential patients perceive our novel products;

•	the timing of market introduction;

•	the number and clinical profile of competing products;

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects;

•
relative convenience and ease of administration, particularly as Keyzilen® and Sonsuvi® have to be administered by an ear, nose, throat physician, and in case of Keyzilen® the procedure has to be repeated for a total of three times;

•	cost-effectiveness;

•
patient diagnostics and screening infrastructure in each market, particularly as Keyzilen®, Sonsuvi® and AM-125, are being developed for the treatment of acute inner ear disorders and are thus dependent on a relatively rapid diagnosis and dosing process;

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
In addition, the potential market opportunity of Keyzilen®, Sonsuvi®, AM-125 and AM-201 are difficult to precisely estimate. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions could not have been assessed by an independent source in every detail. If any of the assumptions proves to be inaccurate, then the actual market for Keyzilen®, Sonsuvi®, AM-125 and AM-201 could be smaller than our estimates of the potential market opportunity. If the actual market for Keyzilen®, Sonsuvi®, AM-125 and AM-201 is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.
We have never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize our products on our own or together with suitable partners.
We have never commercialized a product candidate, and we currently have no sales force, marketing or distribution capabilities. To achieve commercial success for Keyzilen®, Sonsuvi®, AM-125 and our other product candidates, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.
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
Risks Related to Our Reliance on Third Parties
We have several areas of disagreement with Xigen, and consequently our relationship with Xigen may be adversely affected, we could potentially lose our right to commercialize Sonsuvi® and our business, commercialization prospects and financial condition may be adversely affected.
We have several areas of disagreement with Xigen S.A., or Xigen, with whom we have an agreement pursuant to which Xigen granted us an exclusive worldwide license to use specified compounds to develop, manufacture and commercialize “pharmaceutical products as well as drug delivery devices and formulations for local administration of therapeutic substances to the inner ear for the treatment of ear disorders” (the Area). We differ from Xigen in our interpretation of the definition of the Area. We interpret “Area,” as it pertains to pharmaceutical products, as not limited to local administration to the inner ear, but inclusive of the use of pharmaceutical products generally for the treatment of ear disorders (and that the limitation of “local administration to the inner ear” applies only to “drug delivery devices and formulations”). Xigen has adopted the interpretation that the license is limited to local administration for both pharmaceutical products and drug delivery and formulations. This difference in interpretation has no impact on our current or planned use of Sonsuvi® delivered locally via intratympanic treatment.
In addition, in October 2013, Xigen assigned certain of the patents relevant to the agreement to Xigen Inflammation Ltd., an unaffiliated entity organized in Cyprus. We consider this transfer to be in breach of the agreement since our prior written approval was not sought, although Xigen Inflammation Ltd. has confirmed to us that the assignment of patents is without prejudice to our license for local administration. In the past, Xigen has also requested from us quantities of Sonsuvi® for certain analyses, although we believe the quantities requested exceed what laboratories would generally require for such tests.
The agreement contains a confidentiality provision restricting the disclosure of the terms of the agreement. We believe that Xigen may have waived the confidentiality provision of the agreement by disclosing the terms of the agreement to Xigen Inflammation Ltd., although Xigen has denied that any disclosure of the agreement has been made to the assignee despite the assignee’s assurance that the assignment was without prejudice to our license for local administration. Despite this, in connection with our initial public offering, we sought Xigen’s consent to disclose certain provisions of the agreement and file a redacted version of the agreement with the SEC. Xigen, however, was only willing to provide its consent if we agreed to limit the scope of the definition of “Area,” desist from claims that the transfer of patents to Xigen Inflammation Ltd. was in breach of the agreement and provide Xigen with certain quantities of the active substance of Sonsuvi® for analysis.
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
These disagreements, and in particular any resulting litigation, could result in substantial legal expenses, distraction to our management and employees and potentially the loss of our right to commercialize Sonsuvi®. No assurance can be given that these disagreements and any resulting litigation will not have a material adverse effect on our business, commercialization prospects for Sonsuvi® and our other product candidates and our financial condition. For a description of our agreement with Xigen, please see “Item 4. Information on the Company—B. Business overview—Collaboration and License Agreements— Xigen.”
If we fail to maintain our current strategic relationships with INSERM and Xigen, our business, commercialization prospects and financial condition may be materially adversely affected.
We have a co-ownership/exploitation agreement with the Institut National de la Santé et de la Recherche Médicale, or INSERM, governing the exploitation of any products derived from patents that resulted from our joint research program with INSERM that was conducted in 2003 to 2005. Under this agreement with INSERM, we are given the exclusive right to exploit the patents issuing from the filed patent applications for all claimed applications, including the treatment of tinnitus, in order to develop, promote, manufacture, cause to be manufactured, use, sell and distribute any products, processes or services deriving from such patents, including Keyzilen®, in any country in which these patent applications have been filed during the term of the agreement. We alone are entitled to grant manufacturing or sales licenses for any patents to our subsidiaries and/or third parties. INSERM is entitled to use the inventions covered by the patents and applications for its own research purposes, free of charge, but may not generate any direct or indirect profits from such use. We have agreed to finance any additional research and development work necessary to obtain marketing authorizations for inventions covered by these patents and applications. If we fail to use reasonable efforts in carrying out this additional research, then INSERM may revoke the exclusivity of exploitation granted to us under this agreement. Additionally, we have an exclusive worldwide license from Xigen for the application of Xigen’s novel intracellular peptide therapeutics in the area of ear disorders. These intellectual property rights have been the basis of our research and development of Keyzilen® and Sonsuvi®.
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
Our product development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses and may require expertise, such as sales and marketing expertise, which we do not currently possess. Therefore, in addition to our relationships with INSERM and Xigen, for our Keyzilen® and Sonsuvi® product candidates respectively, for one or more of our product candidates, we may decide to enter into strategic alliances, or create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development and potential commercialization of those product candidates.
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
We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing nonclinical and clinical programs, including the clinical trials of Keyzilen®, Sonsuvi®, AM-125 and AM-201. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with cGMP, cGCP, and Good Laboratory Practice, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Union and comparable foreign regulatory authorities for all of our product candidates in nonclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, trial sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical trials may be deemed unreliable and the EMA, FDA, other regulatory authorities may require us to perform additional nonclinical and clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.
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
We currently rely on and expect to continue to rely on third parties, for the manufacturing and supply of chemical compounds for the clinical trials of our product candidates, including Keyzilen®, Sonsuvi®, AM-125 and AM-201, and others for the manufacturing and supply of pre-filled syringes and spray pumps. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.
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
Our current and anticipated future dependence upon others for the manufacturing of Keyzilen®, Sonsuvi®, AM-125 and any other product candidate that we develop may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.
The drug substance and drug product for our product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply us with the drug substance or drug product, could materially and adversely affect our business.
We do not currently, and do not expect to in the future, independently conduct manufacturing activities for our product candidates, including Keyzilen®, Sonsuvi®, AM-125 and AM-201. We currently have a relationship with one supplier each, for the supply of the API of Keyzilen®, Sonsuvi®, AM-125 and AM-201. We are reliant upon single source third-party contract manufacturing organizations to manufacture and supply the drug substance and drug product and components thereof for each of Keyzilen®, Sonsuvi®, AM-125 and AM-201. We do not currently have any other suppliers for the drug substance or drug product of our product candidates and, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, and we have performed some preliminary investigations to assess this availability, we cannot assure you that identifying alternate sources and establishing relationships with such sources would not result in significant delay in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

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
While patent term extensions under the Hatch-Waxman Act in the United States and under supplementary protection certificates in Europe may be available to extend the patent exclusivity term for Keyzilen®, Sonsuvi®, AM-125 and AM-201, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. In addition, upon issuance in the United States any patent term can be adjusted based on certain delays caused by the applicant(s) or the U.S. Patent and Trademark Office, or USPTO. For example, a patent term can be reduced based on certain delays caused by the patent applicant during patent prosecution.
While in the United States there is a possibility of obtaining market protection independent from any patent protection for up to 3 and 5 years from approval, and in the European Union one may obtain data exclusivity of eight years from approval with an additional two years of market exclusivity (which can potentially be extended by one year), there is no assurance that we can obtain such data exclusivity and market protection with respect to Keyzilen®, Sonsuvi®, AM-125, or any of our other product candidates. Our issued patents and pending patent applications are expected to expire for Keyzilen® between 2025 and 2028, for Sonsuvi® between 2020 and 2027, and for AM-125 and AM-201 between 2025 and 2037, prior to any patent term extensions to which we may be entitled under applicable laws.
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
Accordingly, if Keyzilen®, Sonsuvi®, AM-125 and AM-201 are approved, competitors could file ANDAs for generic versions of Keyzilen®, Sonsuvi®, AM-125 and AM-201, or 505(b)(2) NDAs that reference Keyzilen®, AM-111, AM-125 and AM-201, respectively. If there are patents listed for Keyzilen®, Sonsuvi®, AM-125 and AM-201 in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.
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
While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents relating to our product candidates are controlled by our licensors. This is the case under our agreement with Xigen, where Xigen is entirely responsible for the prosecution and maintenance of the licensed patents and patent applications directed to Sonsuvi®. Xigen has no obligation to provide us any information with respect to such prosecution and we will not have access to any patent prosecution or maintenance information that is not publicly available. Although we monitor Xigen’s ongoing prosecution and maintenance of the licensed patents, if Xigen or any of our future licensing partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering Sonsuvi® or any of our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products. Specifically, Xigen is concurrently developing another indication for brimapitide (XG-102), the active substance of Sonsuvi®. This may cause a conflict of interest and adversely affect Xigen’s ability to prosecute the patent portfolio licensed to us in the best interest of our business. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed from third parties including with respect to the patents and applications licensed to us under our co-ownership and exploitation agreement with INSERM for Keyzilen®, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution. We are required to consult and cooperate with INSERM regarding the prosecution, maintenance, and enforcement of, and in certain instances INSERM has the right to independently enforce, the relevant patents, which may place those patients at risk or hinder our ability to develop and commercialize those product candidates or protect our patent rights.

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
On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving our issued U.S. patent No. 9,066,865 (the “‘865 Patent”) and Otonomy’s U.S. patent application No. 13/848,636 (the “‘636 Application”). The patent interference identified claims 1-9 in the ‘865 Patent as interfering with claims 38, 43 and 46-50 of the ‘636 Application. The ‘865 Patent discloses methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims of the ‘865 Patent are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ‘636 Application were refused. In addition, claims 1-8 of the ‘865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. On March 27, 2017, Otonomy submitted a notice of appeal to the United States Court of Appeals for the Federal Circuit.  To preserve its rights, Auris filed a notice of cross-appeal on April 5, 2017.  Otonomy subsequently filed its opening brief on July 20, 2017, and Auris filed its principal and response brief on October 27, 2017.  On January 5, 2018, Otonomy filed its opposition and reply brief.  Auris filed its reply brief on February 2, 2018. On August 1, 2018, the United States Court of Appeals for the Federal Circuit reversed the USPTO Patent Trial and Appeal Board’s determination of priority in our favor relating to the July 2015 USPTO declaration of patent interference (No. 106,030) involving our issued ‘865 Patent and Otonomy’s ‘636 Application. We believe that this ruling will not materially impact any of our development programs.

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
Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Key management includes our executive officers Thomas Meyer, our founder, Chairman and Chief Executive Officer and Hernan Levett, Chief Financial Officer.
The loss of key managers and senior scientists could delay our research and development activities. Laws and regulations on executive compensation, including legislation in Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In addition, the competition for qualified personnel in the biopharmaceutical and pharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly-skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement business strategy, which could have a material adverse effect on our business.
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

•	technological innovations or commercial product introductions by us or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern relating to the commercial value or safety of any of our product candidates;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	general market conditions in the pharmaceutical industry or in the economy as a whole;

•	our ability to maintain the listing of our common shares on Nasdaq; or

•	other events and factors beyond our control.

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
Our common shares may be involuntarily delisted from trading on The Nasdaq Capital Market if we fail to comply with the continued listing requirements. A delisting of our common shares is likely to reduce the liquidity of our common shares and may inhibit or preclude our ability to raise additional financing.
We are required to comply with certain Nasdaq continued listing requirements, including a series of financial tests relating to shareholder equity, market value of listed securities and number of market makers and shareholders. If we fail to maintain compliance with any of those requirements, our common shares could be delisted from The Nasdaq Capital Market.
We are currently not in compliance with the quantitative listing standards of the Nasdaq Capital Market, which require, among other things, that listed companies maintain a minimum closing bid price of $1.00 per share. We failed to satisfy this threshold for 30 consecutive trading days and on July 30, 2018, we received a letter from Nasdaq indicating that we had been provided a period of 180 calendar days, or until January 28, 2019, to regain compliance. We did not regain compliance within the 180 days.
On February 6, 2019, we received a letter from Nasdaq stating that due to our continued non-compliance with the minimum $1.00 bid price requirement, our common shares were subject to delisting unless we timely requested a hearing before the Nasdaq Hearings Panel. We timely requested such a hearing on February 8, 2019, which request has stayed any delisting or suspension action by Nasdaq pending the hearing and the expiration of any additional extension period granted following the hearing.
At the hearing, we intend to present our plan to regain compliance with the minimum $1.00 bid price requirement; however, there can be no assurance that the Nasdaq Hearings Panel will grant our request for continued listing or that we will be able to evidence compliance with the applicable listing criteria prior to the expiration of any additional extension period that may be granted to us.
At the hearing, we will commit that in the event that the Nasdaq Hearings Panel grants us an additional compliance period and the bid price of our common shares fails to increase above the $1.00 minimum during such additional compliance period, we will pursue a reverse share split by consolidating our common shares (together with a corresponding increase in the par value thereof) in a ratio determined by the board of directors in order to regain compliance with the $1.00 bid price requirement. At our extraordinary meeting of shareholders held on March 8, 2019, our shareholders approved the Redomestication and approved a memorandum of continuance (the “Memorandum of Continuance”) and new bye-laws (the “Bye-laws”), each of which will become effective upon the Redomestication. Pursuant to the Bye-laws, Auris Medical (Bermuda)’s board of directors will have the ability, after the Redomestication, to effect a reverse share split without further shareholder approval, by consolidating our common shares (together with a corresponding increase in the par value thereof) in a ratio determined by the board of directors. The board of directors may decide to effect a reverse share split at any time after the Redomestication, including prior to the hearing before the Nasdaq Hearings Panel. However, there can be no assurance that we will be able to successfully resolve such noncompliance.
In 2017, we also failed to maintain compliance with the minimum bid price requirement. To address that non-compliance, on March 13, 2018, we effected the Merger, pursuant to which we effected a “reverse share split” at a ratio of 10-for-1.

Additionally, on January 11, 2018, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq’s market value of listed securities requirement. As a result of the July 2018 Registered Offering, we resolved the non-compliance with the market value of listed securities requirement by complying with Nasdaq’s minimum equity standard. However, there can be no assurance that we will be able to successfully maintain compliance with the several Nasdaq continued listing requirements.
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
Moreover, delisting may make unavailable a tax election that could affect the U.S. federal income tax treatment of holding, and disposing of, our common shares. See “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders” below.
In the event that our common shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in shares of our common shares because they may be considered penny stocks and thus be subject to the penny stock rules.
On February 6, 2019, we received a letter from Nasdaq stating that due to our continued non-compliance with the minimum $1.00 bid price requirement, our common shares were subject to delisting unless we timely requested a hearing before the Nasdaq Hearings Panel. We timely requested such a hearing on February 8, 2019, which request has stayed any delisting or suspension action by Nasdaq pending the hearing and the expiration of any additional extension period granted following the hearing. If the Nasdaq Hearings Panel does not grant our request for continued listing and our common shares are delisted from trading on Nasdaq, our common shares may be considered to be “penny stock.”
The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934 (the "Exchange Act"). These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our common shares have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our common shares, which could severely limit the market liquidity of such common shares and impede their sale in the secondary market.
 A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of  $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks.”
Shareholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.
Certain principal shareholders and members of our executive team and board of directors own a majority of our common shares and as a result will be able to exercise significant control over us, and your interests may conflict with the interests of such shareholders.
Certain principal shareholders and their affiliated entities as well as members of our executive team and board of directors own approximately 17% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the shares represented at our general meetings of shareholders may control any shareholder resolution requiring an absolute majority of the shares represented, including the election of members to the board of directors of the Company, certain decisions relating to our capital structure, the approval of certain significant corporate transactions and certain amendments to our articles of association. To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.
Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.
Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Approximately 17% of our common shares outstanding are held by affiliates. If these shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities could be adversely affected. Additionally, as of the date of this Annual Report we have warrants outstanding, which are exercisable for an aggregate of 6,544,791 common shares at a weighted average exercise price of $2.33 per share, an equity commitment to sell up to $9.0 million of additional common shares to Lincoln Park Capital Fund, LLC (“LPC”) pursuant to the commitment purchase agreement we entered into on May 2, 2018 with LPC (the “LPC Purchase Agreement”) and an at-the-market offering program pursuant to the sales agreement we entered into with A.G.P./Alliance Global Partners (“A.G.P.”) on November 30, 2018 (the “A.G.P. Sales Agreement”) for sales of up to $25.0 million of additional common shares. In connection with the Redomestication, we will be unable to raise capital through the A.G.P. Sales Agreement unless we successfully renegotiate such agreement with A.G.P. We cannot be certain that we will be able to negotiate the A.G.P. Sales Agreement with the same terms and conditions, or at all. We have also entered into a registration rights agreement pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of common shares held by certain of our shareholders, as well as to cooperate in certain public offerings of such common shares. We have also filed registration statements to register the resale of the common shares underlying the warrants that we have offered and sold in unregistered transactions, the common shares that are sold to LPC and the common shares and other equity securities that we have issued under our prior equity incentive plans or may issue under our new omnibus equity compensation plan. These common shares may be freely sold in the public market upon issuance, subject to certain limitations applicable to affiliates. In addition, we have filed a registration statement covering the issuance and sale by us of up to $100 million of common shares, debt securities, warrants, purchase contracts, units and common shares. We may issue such securities, including our common shares and warrants to purchase common shares, at any time and from time to time subject to the limitations set forth in General Instruction I.B.5 of Form F-3. If a large number of our common shares and/or warrants to purchase common shares are sold in the public market, the sales could reduce the trading price of our common shares and impede our ability to raise future capital. Following the Redomestication, we intend to update all of our existing registration statements to the extent necessary to allow for their continued use.
We do not expect to pay dividends in the foreseeable future.
We have not paid any dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. Following the Redomestication, the proposal to pay future dividends to shareholders will in addition effectively be at the discretion of our board of directors after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law or by our articles of association. Once the Redomestication is effected, we will be subject to Bermuda law restrictions on the payment of dividends including that no dividends may be declared by our board of directors or paid by the Company if there are reasonable grounds for believing that: (i) we are, or would after the payment be, unable to pay our liabilities as they become due; or (ii) that the realizable value of our assets would thereby be less than our liabilities. Accordingly, investors cannot rely on dividend income from our common shares and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.
Additionally, in connection with the Merger, the Swiss Federal Tax Administration took the position (on the basis of a tax ruling) that, as a result of the Merger, the existing Capital Contribution Reserves will be offset against the retained losses. This leads to a reduced amount of Capital Contribution Reserves. We do not intend to make distributions in the foreseeable future, but if the position of the tax authorities were to prevail, it is likely that any distributions exceeding the reduced amount of Capital Contributions Reserves would be treated as taxable dividends for Swiss tax purposes. If we ever decide to declare dividends, we expect to challenge the view under the tax ruling, but there can be no assurance that any such challenge would be successful.
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
We report under the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Swiss laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
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
Neither Swiss law nor Bermuda law requires that a majority of our board of directors consists of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.
Although Swiss law also requires that we adopt a compensation committee, we follow home country requirements with respect to such committee. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees. We follow Swiss law requirements with respect to disclosure of compensation for our directors and executive officers. Neither Swiss law nor Bermuda law requires that we disclose information regarding third-party compensation of our directors or director nominee. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule

5250(b)(3). After the Redomestication, we intend to follow the requirements of Bermuda law with respect to our compensation committee, disclosure of compensation of our directors and executive officers and information regarding third-party compensation of our directors or director nominee, each of which differ from the requirements of the Nasdaq Listing Rules.
In addition, as permitted by with Swiss law and Bermuda law, we have opted not to implement a standalone nominating committee. To this extent, our practice varies from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).
Furthermore, in accordance with Swiss law and generally accepted business practices, our constitutive documents do not provide quorum requirements generally applicable to general meetings of shareholders. After the Redomestication, the quorum for a general meeting of shareholders will be as set out in the Bye-laws, which will provide for a quorum of two or more persons present at the start of the meeting and representing in person or by proxy issued and outstanding voting shares in the company. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Our constitutive documents provide for an independent proxy holder elected by our shareholders, who may represent our shareholders at a general meeting of shareholders, and we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. However, neither Swiss law nor Bermuda law has a regulatory regime for the solicitation of proxies, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.
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
We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2018 taxable year, and we expect to be a PFIC for our current year and for the foreseeable future.
We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2018 taxable year, and we expect to be a PFIC for our current year and for the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs. Under the Internal Revenue Code of 1986, as amended, we will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.
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
For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Material U.S. Federal Income Tax Considerations for U.S. Holders.”
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
We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” until August 2019. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common shares and our trading volume could decline.
The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We cannot assure you that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the price of our common shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price of our common shares and trading volume to decline.

Risks Related to the Change in Our Jurisdiction of Incorporation
Currently, your rights as a shareholder of Auris Medical Holding AG arise under Swiss law as well as our existing Swiss articles of association. Upon Redomestication, your rights as a shareholder of Auris Medical (Bermuda) will arise under Bermuda law, the Memorandum of Continuance and the Bye-laws to be adopted in accordance with Bermuda law.
The Memorandum of Continuance and the Bye-laws of Auris Medical (Bermuda) will be the constitutive documents of Auris Medical (Bermuda) upon Redomestication. These new constitutive documents and Bermuda law contain provisions that differ from those in our current constitutive documents and Swiss law and, therefore, your rights as a shareholder of Auris Medical (Bermuda) could differ materially from the rights you currently possess as a shareholder of Auris Medical Holding AG. For instance, upon effectiveness of the Redomestication, the Swiss OaEC (VegüV) will no longer apply to the Company. The OaEC contains numerous provisions that serve to increase the transparency and provide shareholders with a right to voice their opinions on compensation matters. Pursuant to the OaEC, Swiss companies are, among others, obliged to have a framework in place according to which (i) the shareholders each year elect the members of the board of directors separately, (ii) the shareholders each year elect the chairman of the board of directors, (iii) the shareholders each year elect the members of the compensation committee and the independent proxy and (iv) the shareholders each year separately approve the compensation of the members of the board of directors, the management and the advisory board. The OaEC further contains provisions according to which the board of directors for each year has to prepare a written compensation report which has to be approved by the shareholders, detailing the compensations paid to each member of the board of directors, the management and the advisory board. In addition, companies that are subject to the OaEC are generally not allowed to make severance payments, advance compensations and to pay commissions for restructuring within the group. Under Bermuda law, directors are subject to election each year at the annual general meeting of the company, but there is no requirement that the chairman of the board of directors be elected by the shareholders. There is also no requirement under Bermuda law for shareholders to elect members of a company’s compensation committee, or for shareholders to approve the compensation of the members of the board of directors or the company’s management; the foregoing matters are typically determined by the company’s board of directors. In addition, under Bermuda law there is no requirement to submit a written compensation report for approval to shareholders, and there are no general restrictions on severance payments, advance compensation or the payment of commissions for restructuring within the group. See “Your rights as a shareholder of the Company will change as a result of the Redomestication. The Bye-laws grant certain powers to the board of directors that differs from our current articles of association. Such changes may adversely affect your rights as a shareholder of the Company.” and “Item 10. Additional Information—B. Memorandum and articles of association—Comparison of Corporate Law,” where we describe material differences between the corporate law of Delaware, Switzerland and Bermuda relating to your rights as a shareholder. The form of Memorandum of Continuance and Bye-laws of Auris Medical (Bermuda) are filed as exhibits to this Annual Report.
Upon effectiveness of the Redomestication, we will be a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.
Upon our continuance in Bermuda, we will be a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our Memorandum of Continuance and Bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors and the named experts referred to in this Annual Report are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.
Your rights as a shareholder of the Company will change as a result of the Redomestication. The Bye-laws grants certain powers to the board of directors that differs from our current articles of association. Such changes may adversely affect your rights as a shareholder of the Company.
Because of the differences between Swiss law and Bermuda law, your rights as a shareholder will change once the Redomestication is completed. The Bye-laws grant certain powers to the board of directors that differ from our current articles of association. Generally, under Swiss law, shareholders are allowed to vote in matters related to an issuance of preferred shares or to alter the company’s share capital by dividing, consolidating or sub-dividing the company’s shares (including a reverse share split effected by consolidating our common shares (together with a corresponding increase in the par value thereof) in a ratio determined by the board of directors, while under Bermuda law, the board of directors have the power and authority to perform such acts without the shareholders’ approval. Also, the presence and voting quorum requirements for certain shareholder resolutions under Swiss and Bermuda law differ in some instances. For example, the Bye-laws provide that, where certain business combination restrictions do not apply and the merger or amalgamation is approved by the board of directors, a merger or an amalgamation generally requires the approval of a majority of the votes cast at a general meeting at which the presence quorum is two or more persons present in person and representing in person or by proxy issued and outstanding voting shares. Whereas, under Swiss law, with certain exceptions, the approval of two thirds of the shares represented at the respective general meeting is required for a merger or an amalgamation. Additionally, under both Bermuda and Swiss law, shareholders may put proposals to the general meeting, but the exact framework and required shareholder and quorum requirements vary. Another matter that Bermuda and Swiss law differs is related to dividend payments. Under Swiss law, dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution. Whereas, under Bermuda law, the board of directors may declare a dividend without shareholder approval, but a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Also, the Bye-laws include anti-takeover provisions that our current articles of association do not contemplate. Such provisions give power and authority for the board of directors to require an increased majority for shareholder approval on a change of control. See “We have anti-takeover provisions in our proposed Bye-laws that may discourage a change of control.” Such changes may adversely affect your rights as a shareholder of the Company. For a detailed discussion of these differences, see “Item 10. Additional Information—B. Memorandum and articles of association—Comparison of Corporate Law.”
Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares.
Upon our continuance in Bermuda, we will be subject to the laws of Bermuda. As a result, our corporate affairs will be governed by the Companies Act, which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions are not available under Bermuda law. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under the Bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of holders of our common shares and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, holders of our common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.
Our Bye-laws restrict shareholders from bringing legal action against our officers and directors.
Our Bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.
We have anti-takeover provisions in our Bye-laws that may discourage a change of control.
Our Bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

•	directors only to be removed for cause;

•	restrictions on the time period in which directors may be nominated;

•	our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval; and

•	an affirmative vote of 66 2/3% of our voting shares for certain “business combination” transactions which have not been approved by our board of directors.
These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.
Once the Redomestication is effected, legislation enacted in Bermuda in response to the European Union’s review of harmful tax competition could adversely affect our operations.
During 2017, the European Union Economic and Financial Affairs Council (“ECOFIN”) released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Bermuda was not on the list of non-cooperative jurisdictions, but did feature in the report (along with approximately 40 other jurisdictions) as having committed to address concerns relating to economic substance by December 31, 2018. In accordance with that commitment, Bermuda has enacted legislation that requires certain entities in Bermuda engaged in “relevant activities” to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. The list of “relevant activities” includes carrying on as a business any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. At present, it is unclear what (if anything) Auris Medical (Bermuda) would be required to do in order to satisfy economic substance requirements in Bermuda, but to the extent we are required to increase our substance in Bermuda to satisfy such requirements, it could result in additional costs that could adversely affect our financial condition or results of operations. If we were required to satisfy economic substance requirements in Bermuda but failed to do so, we could face automatic disclosure to competent authorities in the European Union of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda.
Despite enacting legislation designed to satisfy the commitment made by Bermuda to address ECOFIN’s concerns relating to economic substance, on March 12, 2019, Bermuda was placed on the EU’s list of non-cooperative tax jurisdictions. The effect of this listing is not yet clear, but Member States of the European Union may choose to apply a range of countermeasures to Bermuda and entities registered in Bermuda, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. In addition, new provisions in EU legislation prohibit EU funds from being channeled or transited through entities in countries on the list of non-cooperative tax jurisdictions. The Bermuda Government has stated that it believes the relevant Bermuda legislation complies with EU requirements and is committed to reversing Bermuda’s inclusion on the list of non-cooperative tax jurisdictions at the earliest opportunity, but there can be no assurance that the Bermuda Government will be successful in these efforts.
ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the Company
Overview
We are a clinical-stage biopharmaceutical company focused on the development of novel products that address important unmet medical needs in neurotology and mental health supportive care. We are focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201). These programs have gone through two Phase 1 trials and will move into proof-of-concept studies in 2019. In addition, we have two Phase 3 programs under development: (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), which is being developed for the treatment of acute inner ear hearing loss. Sonsuvi® has been granted orphan drug status by the FDA and the EMA and has been granted fast track designation by the FDA.
Our product candidates Keyzilen® and Sonsuvi® are injected under local anesthesia into the middle ear by a technique called intratympanic injection. Once injected into the middle ear, the active substance, which is formulated in a biocompatible gel, diffuses into the inner ear. The procedure is short, safe, has a long history of use and allows for highly targeted drug delivery with minimal systemic exposure. It is performed by an ear, nose and throat, or ENT, specialist on an outpatient basis over one or more visits.

Our product candidates AM-125 and AM-201 are administered with a metered spray into the nose. Intranasal application allows for the active substance to reach the blood stream rapidly while avoiding the substantial “first-pass” metabolism associated with the current standard oral intake of betahistine.
Keyzilen®
Our clinical program with Keyzilen®, Esketamine gel for injection, is in Phase 3 clinical trials in acute inner ear tinnitus. Esketamine is a potent, small molecule non-competitive NMDA receptor antagonist. Keyzilen® is formulated in a biocompatible gel and delivered via intratympanic injection. It has demonstrated a favorable safety profile and positive effect on PROs associated with tinnitus in two Phase 2 clinical trials. The Phase 3 clinical development program comprised two pivotal clinical trials with highly similar design, one in North America (TACTT2) and one in Europe, which we refer to as TACTT3.
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
Possible causes of acute inner ear tinnitus include traumatic insult such as exposure to excessive noise, or middle ear infection (otitis media, or OM). We have conducted Phase 2 trials in this specific tinnitus population with Keyzilen®, which demonstrated a favorable safety profile. Furthermore, in our Phase 2 clinical trials, Keyzilen® showed a dose dependent, persistent and clinically relevant improvement, as compared to the placebo, in subjective tinnitus loudness as well as other patient reported outcomes, such as tinnitus annoyance, tinnitus severity, sleep difficulties and general tinnitus impact. In August 2016, we announced that the trial Efficacy and Safety of Keyzilen® (AM-101) in the Treatment of Acute Peripheral Tinnitus 2, or TACTT2, the first of two pivotal Phase 3 clinical trials with Keyzilen®, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the TFI compared to placebo. However, the TACTT2 trial data showed treatment effects on TFI in favor of Keyzilen® for certain subgroups and supported the positive safety profile established in the Phase 2 trials.
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
On March 13, 2018, we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. This outcome was confirmed by further analyses. We consider that additional studies with Keyzilen® will be necessary to move the program forward, and that the way how outcomes are measured Keyzilen® will need to be improved in order to provide more robust efficacy data. We intend to fund further development of Keyzilen® either through partnerships or research grants. See “Item 4. Information on the Company—B. Business overview—Keyzilen® Phase 3 Clinical Program.”
Sonsuvi®
We are also developing Sonsuvi® for acute inner ear hearing loss. In our Phase 2 clinical trial, AM-111 showed a favorable safety profile. Furthermore, in patients with severe to profound ASNHL, we observed a clinically relevant improvement in hearing threshold, speech discrimination and a higher rate of complete tinnitus remission compared with placebo. On November 28, 2017, we announced that the HEALOS Phase 3 clinical trial that investigated Sonsuvi® in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment group. Further, patients treated with Sonsuvi® 0.4 mg/mL showed a nominally significantly lower incidence of no hearing improvement compared to placebo by Day 91 as well as a superior improvement in word recognition score. Outcomes with Sonsuvi® 0.8 mg/mL tended to be somewhat less pronounced than those observed for Sonsuvi® 0.4 mg/mL. Sonsuvi® was well tolerated and the primary safety endpoint was met.
Together with the outcomes of the HEALOS trial, we announced that ASSENT, the second Phase 3 clinical trial investigating Sonsuvi®, was terminated early in order to avoid the need for substantial protocol changes and interruptions of enrollment pending feedback from health authorities on the regulatory pathway. ASSENT was planned to enroll a total of 300 patients in the US, Canada and South Korea. In contrast to HEALOS and the Phase 2 trial, where patients with insufficient hearing recovery had the option of receiving a course of oral corticosteroids as reserve therapy, all patients in ASSENT would receive oral corticosteroids as a background therapy. At the time of early termination, the ASSENT trial had recruited 56 patients.
Based on the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. Following this feedback, we have mandated a transaction advisory firm to identify potential partners for the Sonsuvi® development program and provide support for partnering discussions and negotiations.
AM-125
We are also developing AM-125 for the intranasal treatment of vertigo. On February 2, 2017, we entered into an asset purchase agreement with Otifex, pursuant to which we have purchased various assets related to betahistine dihydrochloride in a spray formulation, which we intend to develop for intranasal treatment of vertigo under the name AM-125. The assets include data from a randomized placebo controlled dose escalating Phase 1 clinical trial in 40 healthy volunteers. The trial demonstrated good tolerability of intranasal betahistine and significantly higher betahistine concentrations in blood plasma than reported for oral betahistine administration. Comparing the betahistine concentrations in plasma with those from an independent Phase 1 clinical trial with oral betahistine showed a relative bioavailability (dose adjusted) for intranasal administration that was 20-40 times higher than with oral administration. In 2018, we conducted a second Phase 1 clinical trial with AM-125 in healthy volunteers. The study results demonstrated superior bioavailability over a range of four intranasal betahistine doses compared to oral betahistine, with plasma exposure being 6 to 29 times higher (unadjusted for dose; p-value between 0.056 and p < 0.0001). Further, it confirmed the favorable safety profile of intranasal betahistine and showed that the treatment was well tolerated when administered three times daily for three days. The randomized double blind placebo controlled Phase 1 trial with dose escalation enrolled a total of 72 healthy volunteers. One group of study participants received a single dose of intranasal betahistine or placebo and, following a wash-out period, three doses daily for three days. Single doses were escalated up to 60 mg, and repeated doses up to 40 mg. For the latter, the maximum tolerated dose based on local tolerability was determined at 40 mg. The other group of study participants received oral betahistine or placebo for reference. Pharmacokinetic parameters in blood plasma were determined for betahistine and its metabolites, and relative bioavailability for intranasal betahistine was calculated compared to oral betahistine 48 mg, which is the maximum approved daily dose as marketed worldwide (ex U.S.).
We have discussed the regulatory requirements for AM-125 during a pre-Investigational New Drug (“IND”) meeting with the FDA and in the context of scientific advice meetings with the EMA and two European national health authorities to further define the development program. We believe that, if approved, AM-125 could become the first betahistine product for the treatment of vertigo in the United States.
In 2019, we plan to initiate a randomized placebo-controlled Phase 2 clinical study with AM-125 in the first quarter. The “TRAVERS” Phase 2 trial will enroll 138 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear. It will be conducted in several European countries and potentially, Canada. The TRAVERS trial will have two parts: In Part A, five ascending doses of AM-125 or placebo, administered three times daily over a total of four weeks, will be tested in a total of 50 patients. In addition, oral betahistine 48 mg will be tested in 16 patients under open-label conditions for reference. Based on an interim analysis, two doses will be selected and tested against placebo in an estimated 72 patients in Part B.

AM-201
On May 15, 2018, we also announced the expansion of our intranasal betahistine development program beyond the treatment of vertigo (AM-125) into mental health supportive care indications. Under project code AM-201, we intend to develop intranasal betahistine for the prevention of weight gain and drowsiness (somnolence), which are major side effects of many antipsychotic drugs. On November 20, 2018, we announced the results of our IND meeting on AM-201 with the FDA. In its written response, the FDA supported the planned conduct of a multiple dose Phase 1b proof-of-concept trial with AM-201 administered to healthy subjects in combination with olanzapine to evaluate the pharmacokinetics, pharmacodynamics and safety, and to establish proof-of-concept. Further, the FDA endorsed weight gain normalized to baseline body weight versus placebo as reasonable primary efficacy endpoint for a subsequent Phase 2 trial. We expect to initiate the Phase 1b proof-of-concept trial in the first quarter of 2019. The trial will be conducted in Europe and will enroll 50 healthy volunteers who will receive either AM-201 or placebo concomitantly with olanzapine over four weeks.
Reverse merger
On March 13, 2018, we merged into Auris NewCo, a newly incorporated, wholly-owned Swiss subsidiary following shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Following the Merger, Auris NewCo changed its name to “Auris Medical Holding AG” as part of the consummation of the Merger, effective March 13, 2018. On March 14, 2018 the common shares of Auris NewCo began trading on the Nasdaq Capital Market under the trading symbol “EARS.”
Hercules Loan and Security Agreement
On July 19, 2016, we entered into a Loan and Security Agreement (the “Loan and Security Agreement”) with Hercules for a secured term loan facility of up to $20.0 million. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. On April 5, 2018, we entered into an agreement with Hercules Capital, Inc. (“Hercules”) whereby the terms of the Loan and Security Agreement were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Loan and Security Agreement. On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 15,673 common shares at an exercise price of $39.40 per common share for no consideration to us in exchange for our payment to Hercules.
February 2017 Registered Offering
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
2017 LPC Purchase Agreement
On October 10, 2017, we entered into a purchase agreement (the “Commitment Purchase Agreement”) with LPC. Pursuant to the Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the Commitment Purchase Agreement. Pursuant to the Registration Rights Agreement, we agreed to file registration statements with the SEC to register the resale of the common shares purchased by LPC. As of March 12, 2018, we had issued an aggregate of 2,600,000 common shares to LPC pursuant to the Commitment Purchase Agreement. The Commitment Purchase Agreement terminated upon consummation of the Merger on March 13, 2018. Additionally, on October 16, 2017, we issued 1,744,186 of our common shares to LPC for an aggregate price of $1,500,000.
January 2018 Offerings
On January 30, 2018, we completed a public offering of 12,499,999 common shares (the “January 2018 Registered Offering”) and a concurrent offering of 7,499,999 warrants, each warrant entitling its holder to purchase one common share. The net proceeds to the Company from the January 2018 Registered Offering were approximately $4.9 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 offering were exercisable for up to 750,002 common shares (assuming we decide to round up fractional common shares to the next whole common share) at an exercise price of $5.00 per common share.
2018 LPC Agreement
On May 2, 2018, we entered into the LPC Purchase Agreement with LPC. Pursuant to the LPC Purchase Agreement, LPC has agreed to subscribe for up to $10,000,000 of our common shares over the 30-month term of the LPC Purchase Agreement.
Pursuant to the LPC Purchase Agreement, so long as a registration statement covering the resale by LPC of the common shares that we issue to LPC pursuant to the LPC Purchase Agreement is available for use, we have the right, from time to time at our sole discretion over the 30-month period from and after June 15, 2018, the date of the satisfaction of the conditions in the LPC Purchase Agreement, to require LPC to subscribe for up to 250,000 of our common shares, subject to adjustments as set forth below (such maximum number of shares, as may be adjusted from time to time, the “Regular Purchase Share Limit”; each such purchase, a “Regular Purchase”); provided, however, that (i) the Regular Purchase Share Limit shall be increased to 300,000 of our common shares if the total number of outstanding common shares on the purchase date exceeds 10,000,000, (ii) the Regular Purchase Share Limit shall be increased to 350,000 of our common shares if the closing sale price of our common shares is not below $1.00 on the purchase date and the total number of outstanding common shares on the purchase date exceeds 12,500,000 and (iii) the Regular Purchase Share Limit shall be increased to 400,000 of our common shares if the closing sale price of our common shares is not below $1.00 on the purchase date and the total number of outstanding common shares on the purchase date exceeds 15,000,000. The Regular Purchase Share Limit is subject to proportionate adjustment in the event of a reorganization, recapitalization, non-cash dividend, stock split or other similar transaction; provided, that if after giving effect to such full proportionate adjustment, the adjusted Regular Purchase Share Limit would preclude us from requiring LPC to subscribe for common shares at an aggregate purchase price equal to or greater than $100,000 in any single Regular Purchase, then the Regular Purchase Share Limit for such Regular Purchase will not be fully adjusted, but rather the Regular Purchase Share Limit for such Regular Purchase shall be adjusted as specified in the LPC Purchase Agreement, such that, after giving effect to such adjustment, the Regular Purchase Share Limit will be equal to (or as close as can be derived from such adjustment without exceeding) $100,000. We may not require LPC to purchase in any single Regular Purchase common shares having an aggregate purchase price greater than $1,000,000. We may not issue any of our common shares as a Regular Purchase on a date in which the closing sale price of our common shares is below $0.25 (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction). The purchase price for Regular Purchases shall be equal to the lesser of  (i) the lowest sale price of our common shares on the applicable purchase date and (ii) the average of the three lowest closing sale prices of our common shares during the 10 business days immediately prior to the applicable purchase date, as reported on The Nasdaq Capital Market.
We also have the right, at our sole discretion, to require LPC to make tranche purchases of up to $2,000,000 in separate tranches of not less than $100,000 and up to $500,000 for each purchase, at a purchase price equal to the lesser of   (i) $5.00 per common share or (ii) 96% of the purchase price, provided that (a) the closing price of the common shares is not below $1.00 and (b) the total number of outstanding common shares exceeds 12,500,000. We can deliver notice for a tranche purchase at any time, so long as at least 15 business days have passed since a tranche purchase was completed.
In all instances, we may not issue common shares to LPC under the LPC Purchase Agreement if it would result in LPC beneficially owning more than 4.99% of our outstanding common shares.
The LPC Purchase Agreement contains customary representations, warranties and agreements of the parties, certain limitations and conditions to completing future sale transactions, indemnification rights of LPC and other obligations of the parties. LPC has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of our common shares. We issued to LPC a cash commitment fee of $250,000 for entering into this commitment.
The net proceeds under the LPC Purchase Agreement will depend on the frequency and prices at which we issue our common shares to LPC. We expect that any proceeds received by us from such issuances to LPC will be used for working capital and general corporate purposes. We have the right to terminate the LPC Purchase Agreement at any time for any reason upon one business day’s written notice to LPC.
As of the date of this Annual Report, we have sold 1,750,000 of our common shares for an aggregate offering price of  $1.0 million pursuant to the LPC Purchase Agreement.
July 2018 Registered Offering

On July 17, 2018, we completed a public offering of 17,948,717 common shares, 6,282,050 Series A warrants entitling its holders to purchase a common share and 4,487,179 Series B warrants entitling its holder to purchase a common share (the “July 2018 Registered Offering”). The net proceeds to us from the July 2018 Registered Offering were approximately $6.2 million, after deducting underwriting discounts and other offering expenses payable by us. The outstanding Series A warrants issued in the July 2018 Registered Offering are exercisable for up to 6,282,050 common shares at an exercise price of CHF 0.39 per common share and the outstanding Series B warrants issued in the July 2018 Registered Offering are exercisable for up to 4,487,178 common shares at an exercise price of CHF 0.39 per common share. Since the July 2018 Registered Offering, certain Series A warrant holders exercised their warrant shares to purchase 2,904,518 common shares of the Company and certain Series B warrant holders exercised warrant shares to purchase 2,864,422 common shares.
Otonomy Ruling
On August 1, 2018, the United States Court of Appeals for the Federal Circuit reversed the USPTO Patent Trial and Appeal Board’s determination of priority in our favor relating to the July 2015 USPTO declaration of patent interference (No. 106,030) involving our issued U.S. patent No. 9,066,865 and Otonomy’s U.S. patent application No. 13/848,636. We believe that this ruling will not materially impact any of our development programs.
FiveT Capital AG Purchase Agreements
On November 27, 2018 and December 11, 2018, we entered into purchase agreements with FiveT Capital AG, providing for the issuance and sale by us of an aggregate of 3,315,000 of our common shares for an aggregate purchase price of $1.6 million in two separate registered direct offerings.
“At-the-Market” Offering Program
On November 30, 2018, we entered into the A.G.P. Sales Agreement with A.G.P.. Pursuant to the terms of the A.G.P. Sales Agreement, we may offer and sell our common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, we may sell common shares up to a maximum aggregate offering price of $25.0 million. Once the Redomestication is effected, we will need to amend the A.G.P. Sales Agreement before we can sell additional common shares to A.G.P. We cannot be certain that we will be able to negotiate an amendment with the same terms and conditions, or at all. As of the date of this Annual Report, we have sold 2,130,670 of our common shares for an aggregate offering price of  $ 1.1 million pursuant to the A.G.P. Sales Agreement.
Intranasal Betahistine Development Program Update
On December 6, 2018, we announced a strategic expansion for our intranasal betahistine development program. In two related transactions, we acquired an Orphan Drug Designation for betahistine in the treatment of obesity associated with Prader-Willi syndrome (PWS) and signed a binding letter of intent to in-license exclusive rights to two U.S. patents relating to the use of betahistine for the treatment of depression and attention-deficit / hyperactivity disorder (ADHD), respectively. On January 15, 2019, we announced the closing of the acquisition of the Orphan Drug Designation and that the transfer of the designation to Auris Medical had been recorded by the FDA.
Nasdaq Listing Requirements
We are currently not in compliance with the quantitative listing standards of the Nasdaq Capital Market, which require, among other things, that listed companies maintain a minimum closing bid price of $1.00 per share. We failed to satisfy this threshold for 30 consecutive trading days and on July 30, 2018, we received a letter from Nasdaq indicating that we had been provided a period of 180 calendar days, or until January 28, 2019, to regain compliance. We did not regain compliance within the 180 days.
On February 6, 2019, we received a letter from Nasdaq stating that due to our continued non-compliance with the minimum $1.00 bid price requirement, our common shares were subject to delisting unless we timely requested a hearing before the Nasdaq Hearings Panel. We timely requested such a hearing on February 8, 2019, which request has stayed any delisting or suspension action by Nasdaq pending the hearing and the expiration of any additional extension period granted following the hearing.
At the hearing, we intend to present our plan to regain compliance with the minimum $1.00 bid price requirement; however, there can be no assurance that the Nasdaq Hearings Panel will grant our request for continued listing or that we will be able to evidence compliance with the applicable listing criteria prior to the expiration of any additional extension period that may be granted to us.
At the hearing, we intend to commit that in the event that the Nasdaq Hearings Panel grants us an additional compliance period and the bid price of our common shares fails to increase above the $1.00 minimum during such additional compliance period, we will pursue a reverse share split by consolidating our common shares (together with a corresponding increase in the par value thereof) in a ratio determined by the board of directors in order to regain compliance with the $1.00 bid price requirement. At our extraordinary meeting of shareholders held on March 8, 2019, our shareholders approved the Redomestication and approved the Memorandum of Continuance and the Bye-laws, each of which will become effective upon the Redomestication. Pursuant to the Bye-laws, Auris Medical (Bermuda)’s board of directors would have the ability, after the Redomestication, to effect a reverse share split without further shareholder approval, by consolidating our common shares (together with a corresponding increase in the par value thereof) in a ratio determined by the board of directors. The board of directors may decide to effect a reverse share split at any time after the Redomestication, including prior to the hearing before the Nasdaq Hearings Panel.
In addition to the minimum closing bid price requirement, we are required to comply with certain other Nasdaq continued listing requirements, including a series of financial tests relating to shareholder equity, market value of listed securities and number of market makers and shareholders. If we fail to maintain compliance with any of those requirements, our common shares could be delisted from Nasdaq’s Capital Market. A delisting of our common shares is likely to reduce the liquidity of our common shares and may inhibit or preclude our ability to raise additional financing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Common Shares—Our common shares may be involuntarily delisted from trading on The Nasdaq Capital Market if we fail to comply with the continued listing requirements. A delisting of our common shares is likely to reduce the liquidity of our common shares and may inhibit or preclude our ability to raise additional financing.”
Corporate Information
We are a stock corporation organized under the laws of Switzerland. We began our current operations in 2003. On April 22, 2014, we changed our name from Auris Medical AG to Auris Medical Holding AG and transferred our operational business to our newly incorporated subsidiary Auris Medical AG, which is now our main operating subsidiary. On March 13, 2018, we effected a corporate reorganization through the Merger into a newly formed holding company for the purpose of effecting the equivalent of a 10-1 “reverse share split.” Our principal office is located at Bahnhofstrasse 21, 6300 Zug, Switzerland, telephone number +41 41 729 71 94. We maintain a website at www.aurismedical.com where general information about us is available. Investors can obtain copies of our filings with the SEC from this site free of charge, as well as from the SEC website at www.sec.gov. We are not incorporating the contents of our website into this Annual Report.
On January 24, 2019, our board of directors determined that it would be in our best interest to change our legal seat and jurisdiction of incorporation, respectively, from Switzerland to Bermuda pursuant to the Redomestication. Our shareholders approved the Redomestication and adopted the Memorandum of Continuance and the Bye-laws at an extraordinary general meeting of shareholders held on March 8, 2019. We expect to effect the Redomestication prior to the end of March 2019.

B.	Business overview
Strategy
Our goal is to become the leading biopharmaceutical company focused on developing and commercializing novel therapeutics to treat neurotology and CNS disorders. The key elements of our strategy to achieve this goal are:

•
Target disorders that have a defined pathophysiology and that are amenable to treatment. We are focusing on disorders for which the pathophysiology is defined, can be effectively targeted and where affected patients seek medical attention proactively.

•
Use drug delivery techniques and proprietary drug formulations for effective, safe and rapid targeted administration. We are developing treatments for neurotology disorders based on targeted drug delivery. Where the target is inside the inner ear, such as in case of acute inner ear hearing loss or tinnitus, we employ intratympanic injections into the middle ear. This short outpatient procedure allows us to deliver therapeutic concentrations of drug in a highly targeted fashion with only minimal systemic exposure. We are using proprietary, fully biocompatible and biodegradable gel formulations for optimum middle ear tolerance and effective diffusion of active substances into the inner ear. Where the target is localized not only in the inner ear, but also in the brain, as in the case of vertigo, we are using a spray formulation for intranasal drug delivery to reach it more effectively than with oral administration.

•
Leverage products into additional therapeutic indications. We consider our intranasal betahistine program as a platform on which various indications can be developed. The program started with project AM-125 for the treatment of acute vertigo and has been expanded with project AM-201 to address also the prevention of antipsychotic-induced weight gain. We see additional opportunities in other indications and seek to explore those for further indication expansions.

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

The Inner Ear
We have focused our drug discovery and development efforts on targeting the inner ear, which is comprised of the cochlea, the organ of hearing, and the vestibular system, the organ of balance. The snail-shaped cochlea is the sensory organ at the periphery of the auditory system, which transmits sound along the auditory pathway up to the brain for hearing. Acute insults to the cochlea from a variety of sources—for example, loud noise, infection or insufficient blood supply—may lead to excessive levels of glutamate, the principal neurotransmitter in the cochlea as well as other pathological processes. This in turn may damage cochlear hair cells, which tune and amplify sound inside the cochlea or convert mechanical movement into neural signals, as well as cochlear neurons. Such damage may result in the symptoms of inner ear hearing loss and/or inner ear tinnitus that can be transitory as natural repair mechanisms set in or that become permanent when hair cells or neurons die or are permanently injured.
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
Market
Inner ear disorders, including hearing loss, tinnitus, Meniere’s Disease and balance disorders, are common and often inter-related conditions. Chronic inner ear disorders such as tinnitus and hearing loss are highly prevalent. According to the National Institute on Deafness and Other Communication Disorders, or NIDCD, approximately 10% of the U.S. adult population, or about 25 million Americans, have experienced tinnitus lasting at least five minutes in the past year. Additionally, according to a 2016 publication by Bhatt et al. in the journal JAMA Otolaryngology—Head and Neck Surgery, 21.4 million (9.6%) U.S. adults experienced tinnitus in the past 12 months.
The NIDCD also reports that 37.5 million Americans, or 15% of the adult U.S. population, report having some trouble hearing. Epidemiological studies reveal comparable prevalence rates for Europe. Additionally, according to a 2016 publication by Hoffman et al. in the journal JAMA Otolaryngology—Head and Neck Surgery, the annual prevalence of speech-frequency hearing loss among adults aged 20 to 69 years was 14.1% (27.7 million) in the 2011-2012 period. Furthermore, according to the NIDCD, more than four out of 10 Americans, at some point in their lives, experience an episode of dizziness significant enough to see a doctor. Approximately 615,000 individuals in the United States are currently diagnosed with Meniere’s disease and 45,500 cases are newly diagnosed each year.

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

•
Inner ear physiology. It has been extremely challenging for pharmaceutical companies to deliver drugs at effective concentrations to the inner ear. Like the eye, the inner ear is a protected space. Systemically administered drugs such as intravenous or oral formulations in doses high enough to reach effective inner-ear concentrations often bring unacceptable systemic toxicity.

•
Heterogeneity of inner ear disorders. Hearing loss, tinnitus and vertigo are symptoms of many different underlying etiologies, and they manifest themselves in many different ways. For example, tinnitus may be provoked by such different proximal causes as whiplash injury, excessive noise exposure, the flu or even certain dental problems. In some cases, the tinnitus originates inside the cochlea, but then becomes “centralized,” that is, the phantom sound persists even long after the initial source of the sensation has been removed. In case of vertigo, possible triggers include infection, inflammation, surgical trauma, disturbances of inner ear fluid balance or debris inside the inner ear. There has been a dearth of knowledge about the pathophysiology of tinnitus, hearing loss and vertigo, which has hindered the pharmaceutical industry in pursuing therapeutics in this area.

•
Lack of clinical trial paradigms. Historically, there have been challenges regarding the clinical endpoints used in measuring changes in tinnitus. Since tinnitus usually is perceived only by the patient affected by it, there is no direct way of measuring it. Like pain, tinnitus assessments have to rely on subjective endpoints. Tinnitus assessments consist either of psychoacoustic measures, performed by audiologists and other hearing specialists and sometimes considered as “semi-objective,” or they are based on PROs. Unlike in pain, there has been a lack of guidelines and validation work on these PROs, and the relevance and reliability of psychoacoustic measures as efficacy outcome variables have been questioned.

•
Challenges with bioavailability. Betahistine, the active substance of AM-125 and also AM-201, has been used for decades for the treatment of vertigo. However, when administered orally, only small quantities of the drug actually reach the blood stream and can be distributed to the inner ear and the brain due to rapid and pronounced first pass metabolism. As a consequence of the low bioavailability, there has been significant variability in therapeutic outcomes.

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
Our Localized Delivery Solution for the Treatment of Inner Ear Tinnitus and Hearing Loss
The inner ear is a protected part of the body, analogous to the eye. It is hidden in the temporal bone, behind the middle ear and the ear drum. In addition, it is very tiny: the cochlea measures about the size of the fingernail on the little finger. Therefore, therapeutically targeting the inner ear is not easy. There is currently no FDA or EMA approved drug therapy for the treatment of tinnitus or hearing loss on the market.
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
Both Keyzilen® and Sonsuvi® are formulated in a viscous gel of sodium hyaluronate that is biocompatible, biodegradable, and isotonic (that is, having the same salt concentration and therefore not causing any pressure build up on either side of the RWM). The gel has a physiologic or near-physiologic pH which helps minimize potential irritation to the ear. We selected its viscosity in a way that the free movement of the ossicular chain, which transfers the vibrations of the eardrum to the inner ear, is not impacted. The presence of highly viscous gels in the middle ear may cause transient conductive hearing loss.
In addition, in the case of Sonsuvi®, we are employing D-TAT, a peptidic active transporter technology that allows the transport of a large molecule to the inner ear that would normally be blocked by the RWM. This novel use of D-TAT brings peptides not only behind the RWM but inside cells in the inner ear. To our knowledge, we are the first company to be delivering intracellular peptides to the inner ear using an active transporter such as D-TAT.
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
Keyzilen® in Tinnitus
Our clinical program with Keyzilen®, Esketamine gel for injection, is in Phase 3 development in acute inner ear tinnitus. Esketamine is a potent, small molecule non-competitive NMDA receptor antagonist. Keyzilen® is formulated in a biocompatible gel and delivered via intratympanic injection. It has demonstrated a favorable safety profile and positive effect on PROs associated with tinnitus in two Phase 2 clinical trials. The Phase 3 clinical development program comprised two pivotal clinical trials with highly similar design, one in North America (TACTT2) and one in Europe, which we refer to as TACTT3.
Tinnitus
Tinnitus, frequently perceived as a ringing in the ears, is the perception of sound when no external sound is present. Similar to pain, it is an unwanted, unpleasant and thus distressing sensation. Tinnitus may result in further symptoms such as inability to concentrate, irritability, anxiety, insomnia, and clinical depression. In many cases, tinnitus significantly impairs quality of life and affects normal day-to-day activities. According to the American Tinnitus Association, approximately 16 million persons in the United States have tinnitus symptoms severe enough to seek medical attention and about two million persons cannot function on a normal day-to-day basis. In addition, tinnitus is now the number one service-connected disability for all veterans, before hearing loss, and annual service-connected disability payments for tinnitus to veterans from all periods of service were expected to exceed $2.75 billion by the end of 2016.
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
Although there are no approved drugs in the United States for the treatment of tinnitus, there is widespread off-label use of drugs approved for other indications. The U.K. Charity Action on Hearing Loss reports that more than three million prescriptions are written each year in the United States and Europe for drugs that purport to offer tinnitus relief, drugs for which there is no proven efficacy.
The local anesthetic and antiarrhythmic drug lidocaine is the only substance to date that is known to attenuate tinnitus, albeit only temporarily. This illustrates that tinnitus can be addressed using pharmacological intervention. However, lidocaine causes severe vertigo and other side effects, preventing its widespread clinical use.
Our Solution—Keyzilen® (AM-101)
Therapeutic rationale for Keyzilen® in tinnitus
The API of Keyzilen® is Esketamine hydrochloride, a well-known small molecule non-competitive NMDA receptor antagonist. As described above, acoustic trauma and other insults to the inner ear have been shown in animal studies to activate cochlear NMDA receptors. The antagonist effect of Esketamine towards the NMDA receptor aims to suppress the aberrant activity of the auditory nerve and thus diminish tinnitus.
The NMDA receptor was first validated as a target for the treatment of tinnitus using an animal behavioral model of tinnitus triggered by salicylate, the active substance of aspirin. Salicylate is known to trigger temporary tinnitus when administered in high doses. The animal model demonstrated that local administration of different NMDA antagonists to the inner ear allowed for suppression of salicylate induced tinnitus. Together with INSERM, we developed a much more clinically relevant model of tinnitus induced by AAT. Unlike salicylate-induced tinnitus, AAT triggers glutamate excitotoxicity and may lead to irreversible damage to sensory cells. It does not result in tinnitus in all cases, but where it sets in, it may be permanent. In our pre-clinical trials, we demonstrated that Keyzilen® was able to suppress this type of tinnitus. Further pre-clinical work demonstrated that tinnitus could be suppressed even when drug was administered after the onset of tinnitus.
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
Tinnitus endpoints
Given the lack of existing tinnitus treatments, there have been no fully validated or universally accepted outcome measures for clinical trials. There are two fundamental types of efficacy outcome variables. PROs such as the visual or numerical rating of tinnitus loudness or tinnitus questionnaires provide direct subjective measures of tinnitus and its impact on sleep, relaxation, communication, emotions, social interactions and other factors. For example, patients are asked a single question to rate the loudness of their tinnitus “right now” on a scale from 0 (“no tinnitus heard”) to 10 (“tinnitus extremely loud”). Among several tinnitus questionnaires, the 25 item TFI is one of the most recent. It was developed and validated broadly in line with the PRO guidelines of the FDA and was introduced in 2011 by Meikle et al. following extensive validation work, as described in the journal Ear & Hearing. Alternatively, measures commonly referred to as psychoacoustic may be performed by an audiologist, which is why they are considered “semi-objective.” They seek to determine how loud a masking sound has to be to cover the tinnitus (minimum masking level, or MML) or how loud the tinnitus is compared to reference sound (equal loudness match).
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
Keyzilen® Clinical Development
Phase 1/2
We conducted the first clinical evaluation of Keyzilen® in a Phase 1/2 double blind, randomized, placebo-controlled trial that included dose escalation from 0.03 to 0.81 mg/mL. The trial enrolled 24 patients suffering for up to three months from severe or disabling permanent inner ear tinnitus caused by AAT or sudden deafness (also called idiopathic sudden sensorineural hearing loss, or ISSNHL) and after unsuccessful steroid treatment. The primary objective of the trial was to evaluate the safety of intratympanically delivered Keyzilen®. This first clinical trial showed that single doses of intratympanically administered Keyzilen® were well tolerated up to the highest tested dose of 0.81 mg/mL. Only small traces of Esketamine and its primary metabolite were detected in blood samples within the first hours following treatment administration.
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
Keyzilen® Phase 3 Clinical Program
We have conducted two pivotal trials with Keyzilen® with highly similar designs, one in North America (TACTT2) and one in Europe (TACTT3). TACTT2 enrolled 343 patients, while TACTT3 Stratum A (Europe) randomized 372 patients, both during the acute stage. Both trials were designed as a randomized, double-blind, placebo-controlled trial in acute inner ear tinnitus following traumatic cochlear injury or otitis media. Trial participants received three injections of Keyzilen® 0.87 mg/mL or placebo in a 3:2 ratio over three to five days and were followed for 84 days. The TACTT2 trial was conducted primarily in North America, the TACTT3 trial was conducted exclusively in Europe.
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
The extension trials were designed in response to the FDA’s request for safety data from chronic intermittent use by tinnitus patients in support of a NDA filing. Although we do not have any plans to seek a label for such use, the FDA considered such unintended use likely to occur.
On August 18, 2016, we announced outcomes from the Phase 3 TACTT2 clinical trial. Keyzilen® was well tolerated with no drug-related serious adverse events. The trial’s primary safety endpoint, incidence of clinically meaningful hearing deterioration, was met. However, the trial did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and the TFI questionnaire compared to placebo.
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
On March 13, 2018, we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. This outcome was confirmed by further analyses. We consider that additional studies with Keyzilen® will be necessary to move the program forward, and that the way how outcomes are measured Keyzilen® will need to be improved in order to provide more robust efficacy data. We intend to fund further development of Keyzilen® either through partnerships or research grants.
Sonsuvi® (AM-111) in Hearing Loss
Sonsuvi® is being developed for the treatment of ASNHL. In sensorineural hearing loss, there is damage to the sensory cells of the inner ear or the auditory nerve. Sensorineural hearing loss is also called “inner ear hearing loss”. Hearing loss is a heterogeneous disorder of many forms with a variety of causes. ASNHL may be triggered by a variety of insults, such as exposure to excessively loud sound, infection, inflammation or certain ototoxic drugs. These insults may also result in tinnitus. According to an article by Alexander and Harris published in Otology & Neurotology in 2013, the average annual incidence of sudden deafness is 66,954 new cases among the U.S. insured population. There are no currently approved treatments for this patient population.
Sonsuvi® contains a synthetic D-form peptide (Brimapitide or D-JNKI-1) that protects sensorineural structures in the inner ear from stress-induced damage. Sonsuvi® has been granted orphan drug status by both EMA and FDA and has been granted fast track designation by the FDA for the treatment of sudden sensorineural hearing loss.
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

There are two main types of acute hearing loss: hearing loss induced by trauma, such as from a loud rock concert or an explosion; and hearing loss that arises from unknown origins, that is, idiopathically, based on causes suspected to include changes in blood flow to the inner ear, bacterial and viral infections, autoimmune disease and others. The former is known as AAT. The latter is known as ISSNHL. Together they can be defined as ASNHL. In both cases, the onset is sudden. And in both cases, part of the initial hearing loss tends to recover naturally in the days and weeks following the loss; however, some of the loss may remain and, over time, become chronic in nature and less amenable to therapeutic intervention.
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
Our Solution—Sonsuvi® (AM-111)
We are developing Sonsuvi® as a treatment for acute inner ear hearing loss. Sonsuvi® contains a synthetic D-form peptide (D-JNKI-1) that acts as a c-Jun N-terminal Kinase (JNK) ligand, thereby protecting sensorineural structures in the inner ear from stress-induced damage. We are developing D-JNKI-1 under a worldwide exclusive license for the treatment of ear disorders from Xigen (Switzerland). Like Keyzilen®, Sonsuvi® is delivered in a biocompatible gel formulation via intratympanic injection. We have established the safety and preliminary efficacy of Sonsuvi® in a Phase 2 and in a Phase 3 clinical trial. The acute stage of hearing loss represents a window in time in which the inner ear can be protected from permanent hearing loss. Sonsuvi® received orphan drug designation by both EMA and FDA in 2005 and 2006, respectively, and was granted fast track designation by the FDA in 2017.
Therapeutic rationale for Sonsuvi® in hearing loss
The proprietary API of Sonsuvi® is brimapitide (D-JNKI-1), a 31 amino acid synthetic D-form peptide that binds to JNK and inhibits activation of transcription factors such as c-jun and c-fos, thereby protecting sensorineural structures from stress-induced inflammation and apoptosis. Brimapitide comprises an active transporter sequence, or D-TAT, that enables Sonsuvi® to cross the round window membrane quickly, diffuse widely throughout the cochlea, transfect sensorineural cells effectively and reach its target inside the cell nucleus. The D-form of the peptide provides for protease resistance and hence enhanced stability. Sonsuvi® was shown to remain pharmacologically active for several days inside the cochlea. The D-form is necessary for Sonsuvi® to cross the RWM.
By attenuating inflammation and protecting cells from apoptosis, we believe that Sonsuvi® reinforces natural recovery processes and helps to prevent or minimize permanent damage respectively chronic hearing loss. Sonsuvi®’s otoprotective effect has been demonstrated in various animal models of cochlear stress, including AAT, acute labyrinthitis (inflammation), drug ototoxicity (aminoglycosides), bacterial infection, cochlear ischemia and cochlear implantation trauma.
We conducted our pre-clinical development program for Sonsuvi® in close collaboration with academic partners and various CROs. Brimapitide was invented by Xigen in Lausanne, Switzerland. In 2003, we signed a Collaboration and License Agreement with Xigen, under which we in-licensed worldwide exclusive rights for use of D-JNKI-1 in the treatment of ear disorders. Under the agreement with Xigen, we have exchanged various pre-clinical and clinical data.
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
Sonsuvi® Clinical Development
We have completed three clinical trials of Sonsuvi® that demonstrated its favorable safety profile and efficacy in treating more severe types of ASNHL. We have benefited several times from engaging in a protocol assistance procedure with the EMA and exchanges with the FDA. The design of our pivotal Phase 3 clinical trials was based on the outcomes from our Phase 2 clinical trial and our discussions with the EMA and FDA.
Phase 1/2 Clinical Trial
A Phase 1/2 clinical trial was conducted at two centers in Germany in January 2006, with 11 patients suffering from AAT due to New Year’s firecracker accidents. Patients had at least 30 dB hearing loss by pure tone audiometry (average of 4 and 6 kHz) and were treated within 24 hours of onset.
Trial participants received a single dose of Sonsuvi® at either 0.4 mg/mL or 2 mg/mL in a biocompatible gel formulation by intratympanic injection into the most affected ear. The primary endpoint of the trial was the recovery of hearing thresholds from baseline to Day 30. Sonsuvi® was well tolerated by all trial participants, regardless of the dose. The Phase 1/2 trial provided the first indications of therapeutic benefit of Sonsuvi® in humans.
Phase 2 Clinical Trial
To further evaluate the efficacy and safety of Sonsuvi® we conducted a Phase 2b clinical trial between March 2009 and 2012. Since pre-clinical tests had demonstrated Sonsuvi®’s otoprotective effects in many different types of cochlear stress, the patient population was expanded from AAT cases to also include patients affected by ISSNHL. In addition, based on observations from our Phase 1 clinical trial, we expanded the allowed time window from 24 to 48 hours from onset. The design for this Phase 2b trial was discussed with the EMA under a protocol assistance procedure.

As described by Suckfuell and colleagues in an article in Otology & Neurotology in 2014, the trial enrolled 210 participants who suffered from ASNHL (unilateral ISSNHL, uni-or bilateral AAT) with hearing loss of at least 30 dB at the average of the three worst affected frequencies (pure tone average; PTA) and onset not more than 48 hours previously. Sonsuvi® was dosed at 0 mg/mL (placebo), 0.4 mg/mL (Low Dose) and 2.0 mg/mL (High Dose). All patients without a clinically relevant hearing recovery on Day 7 were given the option to take a course of oral prednisolone as a reserve therapy. The primary efficacy endpoint was hearing loss recovery from baseline to Day 7 at the three worst affected frequencies. The trial consisted of a baseline assessment and four follow-up visits on Days 3, 7, 30, and 90.
Sonsuvi® demonstrated a favorable safety profile in this trial. There were no statistically significant differences in the occurrence of clinically relevant hearing deterioration in the treated ear. Also, there were no apparent differences in the frequency of adverse events between placebo and Sonsuvi® treated patients at any time points, no systemic side effects and no negative impact on balance or tinnitus. There were transient procedure related effects such as ear discomfort or pain, incision site complications or middle ear infection in less than 5% of cases.
Overall, the trial did not meet its primary efficacy endpoint. Analysis of PTA improvement by hearing loss severity in accordance with a commonly used hearing loss classification revealed unexpectedly strong spontaneous recovery for lesser severities: by Day 7, placebo-treated patients enrolling with mild-to-moderate hearing loss (PTA <60 dB) had recovered more than three quarters of their initial loss, whereas for patients with severe to profound hearing loss (PTA ≥60 dB), it was only about one quarter. Post-hoc analyses in the severe-to-profound hearing loss subgroup demonstrated superiority of Sonsuvi® 0.4 mg/mL over placebo for the primary endpoint, improvement in absolute PTA, as well as for co-primary efficacy endpoints, hearing improvement relative to the initial hearing loss and frequency of complete hearing recovery. Further, the improvement in word recognition scores was nominally significant as well as the frequency of complete tinnitus remission.
The Sonsuvi® 2.0 mg/mL group overall showed improvement between the Sonsuvi® 0.4 mg/mL and the placebo groups, without reaching statistical significance. However, differences between the two active treatment groups were nominally not significant.
Phase 3 Clinical Program
Based on Phase 2 clinical trial outcomes, we prepared and initiated a Phase 3 clinical program including confirmatory testing of Sonsuvi® 0.4 mg/mL as well as exploring potential incremental therapeutic benefits from a higher concentration (0.8 mg/mL) in ISSNHL patients. Since a “bell shaped” dose response curve was observed in animal studies, testing a concentration between 0.4 and 2.0 mg/mL was expected to shed further light on the dose effect relationship in humans. In view of the high spontaneous recovery in the mild to moderate hearing loss subgroup observed in Phase 2, recruitment was limited to patients experiencing severe or profound ISSNHL, i.e. patients with more pronounced medical need. Further, the time window for inclusion was extended from up to 48 hours to up to 72 hours from ISSNHL onset as the magnitude of the therapeutic effect in Phase 2 did not appear to decrease the later treatment was started. This enlargement also aligned the duration of the time window with the period over which ISSNHL can develop, which is defined, e.g. by the U.S. practice guideline for sudden sensorineural hearing loss, as 72 hours.
The first Phase 3 trial, called HEALOS, started enrollment in November 2015. The trial enrolled a total of 256 patients in several European and Asian countries. On November 28, 2017, we announced that the HEALOS Phase 3 clinical trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment group. Further, patients treated with Sonsuvi® 0.4 mg/mL showed a nominally significantly lower incidence of no hearing improvement compared to placebo by Day 91 as well as a superior improvement in word recognition score. Outcomes with Sonsuvi® 0.8 mg/mL tended to be somewhat less pronounced than those observed for Sonsuvi® 0.4 mg/mL. Sonsuvi® was well tolerated and the primary safety endpoint was met.
Together with the outcomes of the HEALOS trial, we announced that ASSENT, the second Phase 3 clinical trial investigating Sonsuvi®, was terminated early in order to avoid the need for substantial protocol changes and interruptions of enrollment pending feedback from health authorities on the regulatory pathway. ASSENT was planned to enroll a total of 300 patients in the US, Canada and South Korea. In contrast to HEALOS and the Phase 2 trial, where patients with insufficient hearing recovery had the option of receiving a course of oral corticosteroids as reserve therapy, all patients in ASSENT would receive oral corticosteroids as a background therapy. At the time of early termination, the ASSENT trial had recruited 56 patients.

Based on the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. Following this feedback, we have mandated a transaction advisory firm to identify potential partners for the Sonsuvi® development program and provide support for partnering discussions and negotiations. If successful, this may result in one or several sale, out-licensing or co-development transaction(s) on a global or regional scale.
AM-125 in Vestibular Disorders
Vestibular Disorders
Balance disorders are medical conditions that evoke the sensation of unsteadiness, dizziness or vertigo. Patients suffering from balance disorders are often profoundly impacted in their daily activities. According to the NIDCD, more than four out of 10 Americans, at some point in their lives, experience an episode of dizziness significant enough to see a doctor. According to research by Saber Tehrani and colleagues published in the journal Academic Emergency Medicine in 2013 there are almost 4 million emergency room visits per year in the U.S. for problems of dizziness or vertigo. Balance problems can be caused by many different health conditions, medications or anything that affects certain areas of the brain or the inner ear labyrinth. Balance disorders originating from the inner ear labyrinth include benign paroxysmal positional vertigo, or positional vertigo, labyrinthitis, vestibular neuronitis and Meniere’s disease, a chronic condition characterized by severe episodic vertigo, tinnitus, and fluctuating hearing loss.
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
Betahistine is generally recognized as a safe drug and there exists a large body of data on the pharmacology, pharmacokinetics and toxicology of the compound. It is approved in about 115 countries world-wide for the treatment of Meniere’s disease and vestibular vertigo, but not in the United States. In 1970, the Commissioner of FDA withdrew approval of the NDA after the discovery that the submission contained unsubstantiated information about some patients in the efficacy studies upon which approval was based. Today, betahistine is available in the United States only from compounding pharmacies or through importation. Despite limited availability, a survey by Clyde and colleagues published in Otology & Neurotology in 2017 revealed that 56% of U.S. neurotologists and 16% of generalists use betahistine and 20-30% of neurotologists use it often or always when treating patients with Meniere’s disease.
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

Our Solution—AM-125
On February 2, 2017, we entered into an asset purchase agreement with Otifex, pursuant to which we have purchased various assets related to betahistine dihydrochloride in a spray formulation, which we intend to develop for intranasal treatment of vertigo under the name AM-125.
The assets include data from a randomized placebo controlled dose escalating Phase 1 clinical trial in 40 healthy volunteers. The trial demonstrated good tolerability of intranasal betahistine and significantly higher betahistine concentrations in blood plasma than reported for oral betahistine administration. Comparing the betahistine concentrations in plasma with those from an independent Phase 1 clinical trial with oral betahistine showed a relative bioavailability (dose adjusted) for intranasal administration that was 20-40 times higher than with oral administration. In 2018, we conducted a second Phase 1 clinical trial with AM-125 in healthy volunteers. The trial showed superior bioavailability (unadjusted) over a range of four intranasal betahistine doses compared to oral betahistine observed, with plasma exposure being 6 to 29 times higher (p-value between 0.056 and p<0.0001). Further, it confirmed the good safety profile of intranasal betahistine and showed that the treatment was well tolerated when administered three times daily for three days.
We have discussed the regulatory requirements for AM-125 during a Pre-IND meeting with the FDA and in the context of scientific advice meetings with the EMA and two European national health authorities to further define the development program. We believe that, if approved, AM-125 could become the first betahistine product for the treatment of vertigo in the United States.
In 2019, we plan to initiate a randomized placebo-controlled Phase 2 clinical study with AM-125 in the first quarter. The “TRAVERS” Phase 2 trial will enroll 138 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear. It will be conducted in several European countries and potentially, Canada. The TRAVERS trial will have two parts: In Part A, five ascending doses of AM-125 or placebo, administered three times daily over a total of four weeks, will be tested in a total of 50 patients. In addition, oral betahistine 48 mg will be tested in 16 patients under open-label conditions for reference. Based on an interim analysis, two doses will be selected and tested in an estimated 72 patients in Part B.
AM-201 in Antipsychotic-Induced Weight Gain
Antipsychotic-induced weight gain
The use of second generation antipsychotic drugs such as olanzapine or clozapine can be associated with severe side effects such as weight gain, metabolic dysregulation and somnolence. These side effects not only have a negative effect on patients' compliance with medication, but expose them to additional hazards: weight gain is strongly correlated with metabolic dysregulation leading to diabetes and cardiovascular disease; and somnolence may severely impact quality of life, affecting learning, social interactions or tasks such as driving or operating machinery. These adverse events are mainly attributed to the histamine H1 receptor antagonistic properties of these agents. Treatment with these antipsychotic drugs reduces the activity of the H1 receptor, which in turn causes increased eating and weight gain.
According to the U.S. prescription information for olanzapine, accumulated evidence shows that patients gain on average 2.6 kg over a treatment duration of 6 weeks. During long-term treatment (≥ 48 weeks) patients gain on average 5.6 kg as shown in a review published by Citrome and colleagues published in the journal Clinical Drug Investigations in 2011. Over that time period, 64%, 32%, and 12% of patients treated with olanzapine gain at least 7%, 15%, or 25% of their baseline body weight, respectively.
The concerns about antipsychotic-induced weight gain and consequent metabolic changes have led the FDA to highlight these risks as warnings in the prescribing information of certain antipsychotics and call for regular monitoring of glycemic control, lipid profile and weight. These concerns are also reflected in treatment guidelines, which do not recommend olanzapine or clozapine as first-line treatments, despite the fact that meta-analyses such as one by Leucht and colleagues published in 2013 in the journal Lancet show that they are among the most effective treatments for schizophrenia.
Our Solution—AM-201
On May 15, 2018, we announced the expansion of our intranasal betahistine development program beyond the treatment of vertigo into mental health supportive care indications. Under project code AM-201 we intend to develop intranasal betahistine for the prevention of antipsychotic-induced weight gain. Betahistine is thought to counteract the effects of antipsychotics such as olanzapine and to relieve the inhibitory effect on the H1 receptor by binding to and activating the H1 receptor to normalize/reduce the food take and consequently lead to reduced weight gain. We believe the weight-attenuating effect is intensified by betahistine’s property as antagonist at the H3 receptor. We have discussed our development plan for AM-201 with the FDA during a Pre-IND meeting. In its written response, the FDA supported the planned conduct of a multiple dose Phase 1 trial with AM-201 administered to healthy subjects in combination with olanzapine to evaluate the pharmacokinetics, pharmacodynamics, and safety, and to establish proof-of-concept. Further, the FDA endorsed weight gain normalized to baseline body weight versus placebo as reasonable primary efficacy endpoint for a subsequent Phase 2 trial.
We expect to initiate the Phase 1b proof-of-concept trial with AM-201 in the first quarter of 2019. The randomized double blind placebo controlled trial will be conducted in a European country and enroll 50 healthy volunteers who will receive either AM-201 or placebo concomitantly with olanzapine over four weeks. Doses will be escalated in five steps. We expect to conclude the study and obtain results during 2019.
Competition
We may face competition from different sources with respect to our product candidates Keyzilen® (AM-101), Sonsuvi® (AM-111), AM-125 and AM-201 and our other pipeline products or any product candidates that we may seek to develop or commercialize in the future. Because there are a variety of means to block the activity of NMDA, histamine receptors or the JNK pathway, our patents and other proprietary protections for Keyzilen®, Sonsuvi®, AM-125 and AM-201 may not prevent development or commercialization of all viable product candidates that are different from our lead product candidates.
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
Acute inner ear tinnitus
There are a number of products in pre-clinical research and clinical development by third parties to treat tinnitus in the broader sense. Most of them are aiming to provide symptomatic relief (without treating the underlying cause) and targeting chronic rather than acute tinnitus. Examples include TRT or tinnitus maskers as well as more recent approaches like transcranial magnetic stimulation, vagus nerve stimulation, or customized sound therapy. Based on publicly available information, we have further identified the following drug product candidates that are currently in clinical development:

•
Autifony Therapeutics Ltd. has a Kv3 potassium channel agonist product candidate (AUT00063) that is designed for oral administration. In 2014 Autifony initiated a Phase 2 study with AUT00063 in patients with post-acute tinnitus. Following an interim analysis, Autifony announced in October 2015 that it would halt enrollment in its Phase 2 trial due to a lack of efficacy.

•
Otonomy Inc. acquired an early stage NMDA receptor antagonist product candidate (NST-001, gacyclidine) from Neurosystec Inc. in October 2013. According to public information, Otonomy intends to develop a polymer-based formulation of gacyclidine for the treatment of tinnitus that will provide a full course of treatment from a single intratympanic injection. OTO-311 has been evaluated in a Phase 1 trial. Following a change in formulation, Otonomy is planning to initiate a Phase 1/2 trial with the modified drug product OTO-313 in 2019.Based on publicly available information, OTO-313 will target a similar group of tinnitus patients. Its competitive strength will ultimately depend on the demonstration of clinical efficacy and safety and its comparison with Keyzilen®.

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

•
Sound Pharma has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration. In a Phase 2 clinical trial SP-1005 was tested for the prevention of noise-induced hearing loss in young adults. The study showed a reduction in the temporary hearing threshold that in one dose was better by 2.75 dB than in the placebo group.

•
Otologic Pharmaceutics, Inc. has a product candidate (HPN-07) designed for treatment of acute hearing loss by way of oral administration. A Phase 1 trial was completed in December 2015. A Phase 2 clinical trial is under preparation.

•
Sensorion, a French company, is developing SENS-401 (R-azasetron besylate) for the treatment of sudden sensorineural hearing loss by way of oral administration. The company plans to initiate a Phase 2 trial in 2019. Sensorion has received orphan drug designation by the EMA for sudden sensorineural hearing loss.

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

We believe that Sonsuvi® is the only product candidate administered after an incidence of acute hearing loss that so far has demonstrated in a randomized, placebo controlled clinical trial a clinically relevant and significant improvement in hearing. To our knowledge, we are also the only company to have obtained orphan drug designation for a product candidate in the treatment of ASNHL in the United States. To the extent that other drug developers demonstrate clinical efficacy for their product candidates in the prevention and treatment of permanent hearing loss from ASNHL, our competitive position may be weakened, and the market exclusivity under the orphan drug designation may be circumvented.
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

•
Sensorion is developing SENS-111, a histamine H4 receptor antagonist, for the oral treatment of acute vertigo crises. A Phase 2 trial started enrolling patients with acute unilateral vestibulopathy in 2017. Results are expected in the second half of 2019.

•
Sound Pharma has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration. In October 2017 Sound Pharmaceuticals announced a Phase 2 clinical trial with SP-1005 to treat patients with Meniere’s disease.

The aforementioned developments have the potential to compete with AM-125. Likewise, AM-125, if approved, will compete with products that are licensed or used off-label for the treatment of vestibular disorders and Meniere’s disease, including steroids, diuretics, anti-emetics or anti-nausea medications as well as oral betahistine, the standard of care for treatment of Meniere’s disease and vestibular vertigo in many countries outside the United States. Although we expect that AM-125 will offer benefits over oral betahistine due to the ability to bypass the strong first-pass metabolism associated with oral intake and provide for a higher bioavailability and avoid gastric side effects, it may take time to change prescribing and usage patterns in favor of the newer product.
Antipsychotic-induced weight gain
There are a number of product candidates in clinical development by third parties that aim to prevent or treat antipsychotic-induced weight gain. Based on publicly available information, we have identified the following drug product candidates that are currently in clinical development:

•
ALKS-3831 is a fixed-dose combination of olanzapine and samidorphan, a novel opioid system modulator, which is being developed by Alkermes Inc. with the specific aim of providing the therapeutic benefits of olanzapine with less weight gain than olanzapine monotherapy. On November 29, 2018 Alkermes announced that the ENLIGHTEN-2 phase 3 trial with ALKS-3831 had met its coprimary endpoints of mean % body weight change from baseline and % of patients with ≥10% weight gain. The reported reduction in weight gain over 6 months was 37% versus olanzapine monotherapy. Alkermes expects to file for an NDA in mid-2019.

If approved, ALKS-3831 will reach the market well before AM-201. We believe that our product may provide various benefits over ALKS-3831, notably that it does not come in a fixed dose combination, allowing for dosing flexibility, and that it may be used with other antipsychotic drugs than olanzapine.
As weight gain is associated with immediate metabolic side effects it is advisable to prevent antipsychotic-induced weight gain rather than seek to treat the overweight once it has developed. Weight monitoring, dietary and lifestyle changes as well as behavioral and cognitive counseling present the most effective non-pharmacologic ways to prevent and also treat antipsychotic weight gain. Pharmacologic approaches include the switch to an alternative antipsychotic treatment strategy, which however can be associated with a loss of efficacy or the appearance of other side effects. Limited evidence for efficacy with metformin as an exploratory adjuvant to prevent antipsychotic-induced weight gain has been demonstrated.
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
As of December 31, 2018, we own five issued U.S. patents and five pending U.S. patent applications along with foreign counterparts of particular patents and applications in various jurisdictions. We co-own four of our issued U.S. patents, and one of our pending patent applications with INSERM, along with their foreign counterparts, pursuant to the terms of our co-ownership and exploitation agreement. In addition, we co-own one of our pending applications with Xigen pursuant to the terms of our collaboration and license agreement.
In addition, as of December 31, 2018, we have exclusively licensed from Xigen eleven issued U.S. patents and two pending U.S. patent applications, along with their foreign counterparts in various jurisdictions that cover the composition of matter or method of use of JNK ligand peptides in a limited field including the intratympanic treatment of ASNHL.
With respect to our issued patents in the United States, we may also be entitled to obtain a patent term extension to extend the patent expiration date. For example, in the United States, we can apply for a patent term extension of up to 5 years for one of the patents covering a product once the product is approved by the FDA. The exact duration of the extension depends on the time we spend in clinical trials as well as getting a new drug application approval from the FDA.

Keyzilen®
We are the owner or co-owner of patents and patent applications relating to Ketamine or its use in inner ear tinnitus. In particular, we have an agreement entitled “Co-Ownership/Exploitation Agreement” with INSERM with respect to its Ketamine patent portfolio. We have rights to four issued U.S. patents and one pending U.S. application and corresponding patents and applications in other jurisdictions including Europe, Eurasia, Australia, Canada, Japan, Brazil, China, South Korea, Israel, India, Mexico, Philippines, Russia, South Africa and New Zealand, covering formulation and use of Ketamine. Our issued patents and pending patent applications relating to Keyzilen® are expected to expire between 2024 and 2028, prior to any patent term extensions to which we may be entitled under applicable laws.
Sonsuvi®
We are the exclusive licensee under our agreement with Xigen of a portfolio of patents and patent applications that relate, among other things, to JNK ligand peptides or their use in hearing loss. This portfolio includes twelve issued U.S. patents and three pending U.S. applications along with their foreign counterparts in various jurisdictions including, Europe, Australia, Brazil, Canada, Eurasia, South Korea, Israel, India, Mexico, Ukraine and Japan, that cover the composition of matter or method of use of the JNK ligand peptides. These licensed patents and patent applications relating to Sonsuvi® are expected to expire between 2020 and 2027, prior to any patent term extensions to which we may be entitled under applicable laws. In addition, we co-own two patent families with Xigen related to use of JNK ligand peptides for the treatment of Meniere’s disease or tinnitus.
We have several areas of disagreement with Xigen, including (i) our interpretation of the scope of the exclusive worldwide license granted to us by Xigen, (ii) the assignment by Xigen of certain of the patents covered by the license and (iii) Xigen’s refusal to grant its consent for the disclosure of certain provisions of our agreement in the prospectus associated with our initial public offering and the filing of a redacted version of the agreement with the SEC. Although the difference in interpretation over the scope of the license has no impact on our current or planned use of Sonsuvi® and we have been assured by Xigen and its assignee that the assignment of patents is without prejudice to our license, these areas of disagreement could adversely affect our relationship with Xigen and our business, commercialization prospects and financial conditions. Although Xigen has not taken any action as of December 31, 2018, any resulting litigation could result in substantial legal expenses and potentially the loss of our right to commercialize Sonsuvi®.
Intranasal Betahistine
We have acquired one patent from Otifex directed to intranasal application of betahistine for Eustachian tube dysfunction that is issued in the United States. In addition, we purchased from Otifex a patent application on the composition and use of intranasal betahistine. Further, we acquired in 2018 two U.S. patents relating to the use of betahistine for the prevention and treatment of olanzapine induced weight gain, and we entered into a binding letter of intent to acquire the right to in-license two U.S. patents relating to the use of betahistine for the treatment of attention deficit/hyperactivity disorder and atypical depression.
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
Janssen, a subsidiary of Johnson & Johnson, has been testing Esketamine in a spray formulation for intranasal treatment of treatment-resistant depression in several clinical trials to date, and completed a Phase 3 program. In November 2014, the FDA designated Esketamine a ‘breakthrough therapy’ for this indication. In the event that Janssen receives marketing authorization prior to us receiving marketing authorization for Keyzilen®, we would lose the potential benefit of a five year market exclusivity period that we would otherwise expect to obtain.
Furthermore, orphan drug exclusivity has been or may be sought where available. Such exclusivity has a term of 7 years in the United States and 10 years in Europe. We have obtained orphan drug designation for Sonsuvi® for the treatment of ASNHL in the United States and Europe. Orphan drug protection has been or may be sought where available if such protection also grants 7 years of market exclusivity. In addition, we have acquired a U.S. orphan drug designation for betahistine for the treatment of obesity associated with Prader-Willi syndrome.
We have obtained U.S. trademark registrations for Auris, Auris Medical, Auris Medical Cochlear Therapies (and Design), Keyzilen® and Sonsuvi®. Further, we have obtained several U.S. trademark registrations for betahistine.

In addition, we rely upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We seek to protect our ownership of know-how and trade secrets through an active program of legal mechanism including assignments, confidentiality agreements, material transfer agreements, research collaborations and licenses.
Collaboration and License Agreements
INSERM
In 2006, we entered into a co-ownership/exploitation agreement with the INSERM, a publicly funded government science and technology agency in France. Pursuant to the terms of the agreement, we were granted the exclusive right to exploit any products derived from patents that resulted from our joint research program with INSERM that was conducted in 2003 to 2005 and led to the development of Keyzilen®. Pursuant to the terms of the co-ownership/exploitation agreement, we are given the exclusive right to exploit the patents issuing from the filed patent applications for all claimed applications, including the treatment of tinnitus, in order to develop, promote, manufacture, cause to be manufactured, use, sell and distribute any products, processes or services deriving from such patents, including Keyzilen®, in any country in which these patent applications have been filed during the term of the agreement. We alone are entitled to grant manufacturing or sales licenses for any patents to our subsidiaries and/or third parties. INSERM is entitled to use the inventions covered by the patents and applications for its own research purposes, free of charge, but may not generate any direct or indirect profits from such use. Pursuant to the terms of our agreement with INSERM, we are required to finance research and development work towards achieving certain specified marketing authorizations, and to use best efforts in so far as commercially and financially feasible to develop, market, and obtain regulatory authorization for products covered by such patents.
As consideration for the exclusive rights granted to us under the agreement, we have agreed to pay INSERM a two tiered low single digit royalty (where the higher rate is due on any net sales above a certain threshold) on the net sales of any product covered by the patents (including the use of Keyzilen® in the treatment of tinnitus triggered by cochlear glutamate excitotoxicity) earned in each country in which these patent applications have been filed during the term of the agreement. We have also agreed to pay INSERM a low double digit fee on any sums of any nature (except royalties and certain costs) collected by us in respect of the granting of licenses to third parties. See “Item 4. Information on the Company—B. Business Overview—Collaboration and License Agreements—INSERM.”
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
Xigen
In October 2003, we entered into a collaboration and license agreement with Xigen, pursuant to which Xigen granted us an exclusive worldwide license to use specified compounds to develop, manufacture and commercialize “pharmaceutical products as well as drug delivery devices and formulations for local administration of therapeutic substances to the inner ear for the treatment of ear disorders” (the Area). We also have a right of first refusal to license certain additional compounds developed by Xigen which may be used for the Area, specifically any cell permeable inhibitors to effectively block certain signal pathways in apoptotic processes.
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
Under this agreement we and Xigen grant each other access to non-clinical or clinical data relating to the compounds licensed under the agreement free of charge for use in the other party’s proprietary development programs. We have also agreed, upon Xigen’s request, to offer third parties access to our non-clinical and clinical data relating to compounds licensed under the agreement for use outside the field of our license, provided that with respect to third party access, we are compensated for a portion of our costs in obtaining such data. Further, pursuant to our agreement, we and Xigen agreed to enter into a supply agreement within a specified period after the date of the agreement, which period has since passed, pursuant to which Xigen would supply us with licensed compounds. We did not enter into such a supply agreement with Xigen. Xigen supplied us with the API for Sonsuvi® for a period of time, but we presently are receiving our supply from an alternative supplier.
Xigen is responsible for maintaining the patents licensed to us under our agreement. New patents filed by us for specific inner ear indications or formulations of compounds licensed under our agreement are jointly owned by us and Xigen, and exclusively licensed to us in our field. We retain all know-how and other results from our development of compounds licensed under the agreement.
Our agreement with Xigen remains in effect until terminated. Either we or Xigen may terminate the agreement for the other party’s material breach or bankruptcy, in the event of force majeure, or after a specified period following the date of the agreement, if we are not progressing any activities with respect to the licensed compound. This period has passed for Sonsuvi®. In October 2013, Xigen assigned certain of the patents relevant to the agreement to Xigen Inflammation Ltd, Cyprus, an unaffiliated party.
There have been several areas of disagreement with Xigen, primarily related to interpreting the definition of the Area, the transfer of patents to Xigen Inflammation Ltd. and to the disclosure of certain provisions of the agreement in the context of our initial public offering. See “Item 3.—Key Information—D. Risk factors—Risks Related to our Reliance on Third Parties—We have several areas of disagreement with Xigen, and consequently our relationship with Xigen may be adversely affected, we could potentially lose our right to commercialize Sonsuvi® (AM-111) and our business, commercialization prospects, and financial condition may be adversely affected.”
Manufacturing
We currently rely on and expect to continue to rely on third parties for the supply of raw materials and to manufacture drug supplies for clinical trials of our product candidates, including Keyzilen®, Sonsuvi®, AM-125 and AM-201. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to more risk than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. We do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.
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
Growth in the costs and expenses of components or raw materials may also adversely influence our business, financial condition and results of operations. Supply sources could be interrupted from time to time and, if interrupted, it is not assured that supplies could be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost or at all.

Commercialization Strategy
Given our current stage of product development, we currently do not have a commercialization infrastructure. If any of our product candidates is granted marketing approval, we intend to focus our initial commercial efforts in the United States and select European markets, which we believe represent the largest market opportunities for us. In those markets, we expect our commercial operations to include our own specialty sales force that we will specifically develop to target ENTs and specialists in neurotology and neurology, both in hospitals and in private practice. In other markets, we expect to seek partnerships that would maximize our products’ commercial potential.
Government Regulation
Product Approval Process
The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA, under the Federal Food, Drug, and Cosmetic Act, regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:

•	the completion of pre-clinical laboratory tests and animal tests conducted under GLP regulations;

•	the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials commence;

•	the performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with cGCP;

•	the submission to the FDA of a NDA;

•	the FDA’s acceptance of the NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with cGMPs; and

•	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

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
Clinical trials involve the administration of the product candidates to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent IRB, either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries. The FDA, the IRB or the clinical trial sponsor may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the study. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.
Clinical trials are typically conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:

•
Phase 1. Phase 1 clinical trials represent the initial introduction of a product candidate into human subjects, frequently healthy volunteers. In Phase 1, the product candidate is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.

•
Phase 2. Phase 2 clinical trials usually involve studies in a limited patient population to (1) evaluate the efficacy of the product candidate for specific indications, (2) determine dosage tolerance and optimal dosage and (3) identify possible adverse effects and safety risks.

•
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
Once the NDA submission has been submitted, the FDA has 60 days after submission of the NDA to conduct an initial review to determine whether it is sufficient to accept for filing. Under the Prescription Drug User Fee Act, the FDA sets a goal date by which it plans to complete its review. This is typically 12 months from the date of submission of the NDA application. The review process is often extended by FDA requests for additional information or clarification. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with cGMPs and may also inspect clinical trial sites for integrity of data supporting safety and efficacy. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit and interpretation of clinical trial data. The FDA is not bound by the recommendations of an advisory committee, but generally follows such recommendations in making its decisions. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied and/or the FDA requires additional testing or information. The FDA may require post-marketing testing and surveillance to monitor safety or efficacy of a product.
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
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000, there is no reasonable expectation that sales of the drug in the United States will be sufficient to offset the costs of developing and making the drug available in the United States. Orphan drug designation must be requested before submitting an NDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If the FDA approves a sponsor’s marketing application for a designated orphan drug for use in the rare disease or condition for which it was designated, the sponsor is eligible for a seven-year period of marketing exclusivity, during which the FDA may not approve another sponsor’s marketing application for a drug with the same active moiety and intended for the same use or indication as the approved orphan drug, except in limited circumstances, such as if a subsequent sponsor demonstrates its product is clinically superior. During a sponsor’s orphan drug exclusivity period, competitors, however, may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication before we do, unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist, such as that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity.
Special FDA Expedited Review and Approval Programs
The FDA has various programs, including rare pediatric disease and breakthrough therapy designations, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.
Rare pediatric disease, or RPD, designation by the FDA enables priority review voucher, or PRV, eligibility upon U.S. market approval of a designated drug for rare pediatric diseases. The RPD-PRV program is intended to encourage development of therapies to prevent and treat rare pediatric diseases. The voucher, which is awarded upon NDA or Biologics License Application, or BLA, approval to the sponsor of a designated RPD can be sold or transferred to another entity and used by the holder to receive priority review for a future NDA or BLA submission, which reduces the FDA review time of such future submission from ten to six months.
Breakthrough therapy designation is for a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.
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
Our headquarters are in Zug, Switzerland. We also lease approximately 500 square feet of office space in Basel, Switzerland. This property serves as the corporate headquarters of our principal operating subsidiary.
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
Overview
We are a clinical-stage biopharmaceutical company focused on the development of novel products that address important unmet medical needs in neurotology and central nervous system disorders. We are focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201). These programs have gone through two Phase 1 trials and will move into proof-of-concept studies in 2019. In addition, we have two Phase 3 programs under development: (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), which is being developed for the treatment of acute inner ear hearing loss. Sonsuvi® has been granted orphan drug status by the FDA and the EMA and has been granted fast track designation by the FDA.
We conducted a Phase 3 clinical development program with Keyzilen® comprising two Phase 3 trials and two open label follow-on trials. We completed enrollment of the last of these trials (TACTT3) in September 2017. On March 13, 2018, we announced preliminary top-line data from the TACTT3 trial which indicated that the study had not met its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. On May 15, 2018, we announced that further investigation of the trial’s outcomes confirmed these preliminary results and that we believe that the lack of separation between the active- and placebo-treated groups may be due to certain elements of the study design and conduct. We anticipate that one or more additional clinical trials will be necessary to move the Keyzilen® program forward, which we will seek to fund through partnering or research grants. Pending such funding, we expect our research and development expenses in connection with the Keyzilen® program to remain minimal.

 We conducted a Phase 3 clinical development program with Sonsuvi® comprising two Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. On November 28, 2017, we announced that the HEALOS trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment group. We terminated the ASSENT trial as it was very similar in design to the HEALOS trial and, based on the new findings, was no longer adequate for testing Sonsuvi®. Based on the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the

FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. Following this feedback, we have mandated a transaction advisory firm to identify potential partners for the SONSUVI® development program and provide support for partnering discussions and negotiations. If successful, this may result in one or several sale, outlicensing or co-development transaction(s) on a global or regional scale. For 2019, we expect our research and development expenses in connection with the Sonsuvi® program to be lower than in 2019, reflecting the completion of the Phase 3 trials.

In the first half of 2018, we initiated a second randomized placebo-controlled Phase 1 trial in 72 healthy volunteers to further test the safety and tolerability and the pharmacokinetics of AM-125. On October 17, 2018 we announced positive results from the trial as superior bioavailability over a range of four intranasal betahistine doses compared to oral betahistine was observed, with plasma exposure being 6 to 29 times higher (p-value between 0.056 and p<0.0001). Further, it confirmed the good safety profile of intranasal betahistine and showed that the treatment was well tolerated when administered three times daily for three days. In 2019 we plan to initiate a Phase 2 clinical study with AM-125 in the first quarter, which will result in higher research and development expense for the AM-125 program than in 2018. The “TRAVERS” Phase 2 trial will enroll 138 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear. It will be conducted in several European countries and potentially, Canada.

On May 15, 2018, we announced the expansion of our intranasal betahistine development program beyond the treatment of vertigo into mental health supportive care indications. Under project code AM-201 we intend to develop intranasal betahistine for the prevention of antipsychotic-induced weight gain. We plan to initiate a randomized placebo-controlled Phase 1b proof-of-concept trial with AM-201 in healthy volunteers in the first quarter of 2019. The trial will be conducted in Europe and will enroll 50 healthy volunteers who will receive either AM-201 or placebo concomitantly with olanzapine over four weeks.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities, and short- and long-term loans. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of December 31, 2018, we had cash and cash equivalents of CHF 5.4 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, Keyzilen®, Sonsuvi®, AM-125, AM-201 or any of our other product candidates.
As of December 31, 2018, we had an accumulated deficit of CHF 143.7 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.
Collaboration and License Agreements
INSERM
In 2006, we entered into a co-ownership/exploitation agreement with the INSERM, a publicly funded government science and technology agency in France. Pursuant to the terms of the agreement, we were granted the exclusive right to exploit any products derived from patents that resulted from our joint research program with INSERM that was conducted in 2003 to 2005 and led to the development of Keyzilen®. Pursuant to the terms of the co-ownership/exploitation agreement, we were given the exclusive right to exploit the patents issuing from the filed patent applications for all claimed applications, including the treatment of tinnitus, in order to develop, promote, manufacture, cause to be manufactured, use, sell and distribute any products, processes or services deriving from such patents, including Keyzilen®, in any country in which these patent applications have been filed during the term of the agreement.
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

Xigen
In October 2003, we entered into a collaboration and license agreement with Xigen, pursuant to which Xigen granted us an exclusive worldwide license to use specified compounds to develop, manufacture and commercialize “pharmaceutical products as well as drug delivery devices and formulations for local administration of therapeutic substances to the inner ear for the treatment of ear disorders” (the Area). We also have a right of first refusal to license certain additional compounds developed by Xigen which may be used for the Area, specifically any cell permeable inhibitors to effectively block certain signal pathways in apoptotic processes.
Under this agreement, we made an upfront payment to Xigen of CHF 200,000 and we are obligated to make development milestone payments on an indication-by-indication basis of up to CHF 1.5 million and regulatory milestone payments on a product-by-product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status. To date, we have paid CHF 1.325 million to Xigen under the agreement. We will be required to pay Xigen a mid-single digit percentage royalty on net sales of each licensed product that uses a compound licensed under the agreement, which royalty for a given indication shall be partially offset by milestone payments we have paid for such indication, until the later of 10 years after the first commercial sale of any licensed product using such licensed compound in any country, and the first expiration of a patent owned by or exclusively licensed to Xigen that covers the use of such licensed compound in any country, subject to our obligation to enter into good faith negotiations with Xigen, upon expiration of the relevant patent on a licensed compound, about the conditions of our further use of such licensed compound. See “Item 4. Information on the Company—B. Business Overview—Collaboration and License Agreements—Xigen.”
Otifex
On February 2, 2017, we entered into an asset purchase agreement with Otifex Therapeutics Pty Ltd (“Otifex”), pursuant to which we agreed to purchase and Otifex has agreed to sell us certain pre-clinical and clinical assets related to a formulation for the intranasal application of betahistine, which we refer to as AM-125, as well as associated intellectual property rights. We plan to develop the formulation for the treatment of vertigo. The Otifex transaction closed in July 2017.
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
We expect that our operating expenses in 2019 will be in the range of CHF 10.0 to 13.0 million, the majority of which we expect to be research and development expense. Our research and development expense mainly relates to the following key programs:

•
AM-125 for Vertigo. The “TRAVERS”Phase 2 trial will enroll 138 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear. It will be conducted in several European countries and potentially, Canada. The TRAVERS trial is expected to start recruitment during the first quarter of 2019 and will have two parts.In Part A, five ascending doses of AM-125 or placebo, administered three times daily over a total of four weeks, will be tested in a total of 50 patients. In addition, oral betahistine 48 mg will be tested in 16 patients under open-label conditions for reference.Based on an interim analysis, two doses will be selected and tested in an estimated 72patients in Part B.

•
AM-201 for Antipsychotic-Induced Weight Gain. We are preparing a pharmacokinetic/pharmacodynamic trial with AM-201 in antipsychotic-induced weight gain. The trial will be conducted in a European country and enroll 50 healthy volunteers who will receive either AM-201 or placebo concomitantly with olanzapine over four weeks. Doses will be escalated in five steps, as in the TRAVERS trial. The trial is expected to start recruitment during the first quarter of 2019.

•
Sonsuvi® (AM-111) for Acute Inner Ear Hearing Loss. Following the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. Following this feedback, we have mandated a transaction advisory firm to identify potential partners for the SONSUVI® development program and provide support for partnering discussions and negotiations. For 2019, we expect our research and development expenses in connection with the Sonsuvi® program to be lower than in 2019, reflecting the completion of the Phase 3 trials.

•
Keyzilen® (AM-101). We conducted a Phase 3 clinical development program with Keyzilen® comprising two Phase 3 trials and two open label follow-on trials. We completed enrollment of the last of these trials (TACTT3) in September 2017. On March 13, 2018, we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. We anticipate that one or more additional clinical trials will be necessary to move the Keyzilen® program forward, which we will seek to fund through partnering or research grants. Pending such funding, we expect our research and development expenses in connection with the Keyzilen® program to remain minimal.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for production of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.

For the years ended December 31, 2018, 2017 and 2016, we spent CHF 1.7 million, CHF 6.5 million and CHF 15.3 million, respectively, on research and development expenses related to Keyzilen®. For the same time periods, we spent CHF 1.5 million, CHF 11.4 million and CHF 9.4 million, respectively, on research and development expenses related to Sonsuvi®. For the year ended December 31, 2018 we also spent CHF 3.5 million, on research and development expenses related to our intranasal betahistine program. In addition, we incurred research and development expenses related to our earlier stage products. Following a marked reduction in research and development expenses related to the conclusion of the Phase 3 trials with Keyzilen® and Sonsuvi®, their level is expected to start increasing again from 2020 onward as we advance the clinical development with AM-125 and AM-201. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

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

A change in the outcome of any of these variables with respect to the development of Keyzilen®, Sonsuvi®, AM-125 and AM-201 or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct pre-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of the clinical development.
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
Interest expense
Our interest expense consists principally of bank charges and interest expenses due to the Loan and Security Agreement with Hercules. On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge and interest expenses will be significantly lower in 2019.
Revaluation gain from derivative financial instruments
In connection with the Hercules Loan and Security Agreement, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of $3.94 per share. Revaluation gain/(loss) show the changes in fair value of the warrant issued to Hercules. As of March 13, 2018, following the consummation of the Merger, the Hercules warrant was exercisable for up to 15,673 common shares at an exercise price of $39.40 per common share. As of December 31, 2018 the fair value of the warrant amounted to CHF 3,804. The revaluation gain of the derivative for the year ended December, 2018 amounted to CHF 19,546, which is a decrease of CHF 74,236 when comparing to the same period in 2017. Since its initial recognition on July 19, 2016, the fair value decreased by CHF 404,376 resulting in a revaluation gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).
On January 31, 2019, in connection with our final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge, Hercules agreed to return the warrant held by Hercules exercisable for 15,673 common shares at an exercise price of  $39.40 per common share for no consideration to us in exchange for our payment to Hercules. We canceled the warrant upon receipt.
On February 21, 2017, we issued 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 warrants. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the February 2017 offering were exercisable for up to 794,500 common shares at an exercise price of $12.00 per common share. As of December 31, 2018, the fair value of the warrants amounted to CHF 166,301. The revaluation gain of the derivative for the twelve months ended December 31, 2018 amounted to CHF 1,647,112, which is a decrease of CHF 1,631,292 when comparing to the same period in

2017. Since its initial recognition on February 21, 2017, the fair value decreased by CHF 4,924,162, resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,090,463).

On January 30, 2018 we issued 7,499,999 warrants in connection with a direct offering of 12,499,999 common shares, each warrant entitling its holder to purchase one common share at an exercise price of $0.50 per common share. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 750,002 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $5.00 per common share. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2018 the fair value of the warrants amounted CHF 289,651. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,194,096, resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018 we issued 6,282,050 Series A warrants and 4,487,179 Series B warrants in connection with the July 2018 Registered Offering of 17,948,717 common shares, each warrant entitling its holder to purchase one common share at an exercise price of CHF 0.39 per common share. Revaluation gain/(loss) show the changes in fair value of the outstanding Series B warrants issued in connection with this offering. As of December 31, 2018 the number of Series B warrants outstanding subject to revaluation were 690,702 and the fair value of the warrants amounted to CHF 215,572. Since its initial recognition on July 17, 2018 the fair value of the warrants has increased by CHF 77,585, resulting in a loss in the corresponding amount (fair value as of July 17, 2018: CHF 137,987).
Foreign currency exchange gain/(loss), net
Our foreign currency exchange gain/(loss), net, consists primarily of unrealized gains or losses on our USD and EUR denominated cash and cash equivalents.
Transaction costs
Transaction costs decreased by CHF 0.5 million in the year ended December 31, 2018 compared to the previous year, due to lower fees and transaction costs related to the equity offering in the first quarter of 2018 and the July 2018 Registered Offering compared to the equity offerings in the first quarter of 2017.
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

Comparison of the years ended December 31, 2018 and 2017

	Year Ended December 31,
	2018	2017	Change
	(in thousands of CHF)%
Research and development	(6,690)	(19,211)	(65)%
General and administrative	(4,264)	(5,150)	(17)%
Operating loss	(10,954)	(24,361)	(55)%
Interest income	—	54	(100)%
Interest expense	(1,070)	(1,640)	(35)%
Foreign currency exchange gain/(loss), net	(140)	(825)	(83)%
Revaluation gain from derivative financial instruments	1,350	3,372	(60)%
Transaction Costs	(520)	(1,027)	(49)%
Loss before tax	(11,334)	(24,427)	(54)%
Income tax expense	(162)	18	(1,000)%
Net loss attributable to owners of the Company	(11,496)	(24,409)	(53)%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability, net of taxes of CHF 0	1,277	272	369%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	(11)	50	(122)%
Other comprehensive loss	1,266	322	293%
Total comprehensive loss attributable to owners of the Company	(10,230)	(24,087)	(58)%
Research and development expense

	Year Ended December 31,
	2018	2017	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(846)	(12,366)	(93)%
Pre-clinical projects	(873)	(643)	36%
Drug manufacture and substance	(2,185)	(2,027)	8%
Employee benefits	(1,653)	(2,774)	(40)%
Other research and development expenses	(1,132)	(1,402)	(19)%
Total	(6,689)	(19,211)	(65)%
Research and development expense decreased by 65% from CHF 19.2 million in 2017 to CHF 6.7 million in 2018. Our research and development expense is dependent on the development phases of our research projects and may therefore fluctuate significantly from year to year. The variances in expense between 2017 and 2018 are mainly due to the following factors:

•	Capitalization of internal costs for AM-125. In the year ended December 31, 2018, we capitalized direct costs related to our AM-125 program for a total amount of CHF 1.9 million.

•
Clinical projects. In the year ended December 31, 2018, we incurred lower service and milestone costs for our Keyzilen® and Sonsuvi® studies, mainly reflecting the completion of our late-stage clinical trials.

•	Pre-clinical projects. In the year ended December 31, 2018, pre-clinical expenses increased by 36% due to an increase in activities in our intranasal betahistine program.

•
Drug manufacture and substance. In the year ended December 31, 2018, costs related to raw material purchases and expenses increased by 8% mainly due to higher costs for process validation related to Sonsuvi®.

•	Employee benefits. Employee benefit costs decreased in 2018 due to lower headcount and lower recruiting fees.

•
Other research and development expenses. Other research and development expenses decreased by CHF 0.3 million in the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily due to a reduction in regulatory related activities.

General and administrative expense

	Year Ended December 31,
	2018	2017	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(1,084)	(2,098)	(48)%
Business development	(44)	(162)	(73)%
Travel expenses	(71)	(199)	(64)%
Administration expenses	(2,798)	(2,522)	11%
Lease expenses	(52)	(81)	(36)%
Depreciation tangible assets	(187)	(69)	171%
Capital tax (expenses)/income	(29)	(18)	61%
Total	(4,265)	(5,150)	(17)%
General and administrative expenses decreased by 17% from CHF 5.2 million in 2017 to CHF 4.3 million in the year ended December 31, 2018. The decrease is related to lower employee benefits due to lower headcount and employee benefit-related expenses, partly offset by higher administration costs mainly due to higher legal fees related to the Merger.
Interest income
Interest income decreased in the year ended December 31, 2018 compared to year the ended December 31, 2017 due to no interests earned in the year ended December 31, 2018 on short-term deposits.
Interest expense
Interest expense are related to the Hercules Loan and Security Agreement and decreased substantially in the year ended December 31, 2018 to CHF 1.1 million compared to CHF 1.6 million in the year ended December 31, 2017, mainly driven by the $5.0 million early repayment in April of 2018 and the full year impact of monthly amortizations of the principal. On June 19, 2016, we drew $12.5 million under the facility. The loan was initially recognized at transaction value less the fair value of the warrant as of the transaction date and less directly attributable transactions costs. Following the initial recognition, the loan was measured at amortized cost using the effective interest method. Changes in amortized cost as well as interest paid to Hercules were recognized as interest expense. In addition, we recognized bank charges as interest expense.
Foreign currency exchange gain/(loss), net
Foreign currency exchange loss decreased in 2018 mainly due to the appreciation of the U.S. dollar against the Swiss Franc which triggered a net foreign unrealized currency gain on U.S. dollar denominated cash and cash equivalents
Revaluation gain/(loss) from derivative financial instruments
In connection with the Hercules Loan and Security Agreement, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of $3.94 per share. Revaluation gain/(loss) show the changes in fair value of the warrant issued to Hercules. As of March 13, 2018, following the consummation of the Merger, the Hercules warrant was exercisable for up to 15,673 common shares at an exercise price of $39.40 per common share. As of December 31, 2018 the fair value of the warrant amounted to CHF 3,804. The revaluation gain of the derivative for the twelve months ended December, 2018 amounted to CHF 19,546, which is a decrease of CHF 74,236 when comparing to the same period in 2017. Since its initial recognition as of July 19, 2016, the fair value decreased by CHF 404,376 resulting in a revaluation gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180). In connection with our final payment to Hercules under the Hercules Loan and Security Agreement, Hercules agreed to return the warrant to us for no consideration. We canceled the warrant upon receipt.
On February 21, 2017, we issued 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 warrants. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the February 2017 offering were exercisable for up to 794,500 common shares at an exercise price of $12.00 per common share. As of December 31, 2018, the fair value of the warrants amounted to CHF 166,301. The revaluation gain of the derivative for the twelve months ended December 31, 2018 amounted to CHF 1,647,112, which is a decrease of CHF 1,631,292 when comparing to the same period in 2017. Since its initial recognition as of February 21, 2017, the fair value decreased by CHF 4,925,164, resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,091,817).

On January 30, 2018 we issued 7,499,999 warrants in connection with a direct offering of 12,499,999 common shares, each warrant entitling its holder to purchase one common share at an exercise price of $0.50 per common share. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 750,002 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $5.00 per common share. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2018 the fair value of the warrants amounted CHF 289,651. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,194,096, resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018 we issued 6,282,051 Series A warrants and 4,487,178 Series B warrants in connection with the July 2018 Registered Offering of 17,948,717 common shares, each warrant entitling its holder to purchase one common share at an exercise price of CHF 0.39 per common share. Revaluation gain/(loss) show the changes in fair value of the outstanding Series B warrants issued in connection with this offering. As of December 31, 2018 the number of Series B warrants outstanding subject to revaluation were 690,702 and the fair value of the warrants amounted to CHF 215,572. Since its initial recognition on July 17, 2018, the fair value of the warrants has increased by CHF 77,585, resulting in a loss in the corresponding amount (fair value as of July 17, 2018: CHF 137,987).
Income tax expense
Income tax expense reflects the assessment of deferred tax assets and liabilities.
Remeasurements of defined benefits liability
Remeasurements of the net defined benefits liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), increased 369% from 2017 to 2018. The gain was primarily due to a reduction in headcount.
Foreign currency translation differences
Foreign currency translation differences decreased by 122% from 2017 to 2018. The decrease was primarily related to changes in the opening and closing balance of the group’s currency translation differences.
Comparison of the years ended December 31, 2017 and 2016

	Year Ended December 31,
	2017	2016	Change
	(in thousands of CHF)%
Research and development	(19,211)	(24,777)	(22)%
General and administrative	(5,150)	(5,447)	(5)%
Operating loss	(24,361)	(30,224)	(19)%
Interest income	54	68	(21)%
Interest expense	(1,640)	(829)	98%
Foreign currency exchange gain/(loss), net	(825)	(100)	725%
Revaluation gain/(loss) from derivative financial instruments	3,372	291	1,059%
Transaction Costs	(1,027)	—	—%
Loss before tax	(24,427)	(30,794)	(21)%
Income tax gain	18	131	(86)%
Net loss attributable to owners of the Company	(24,409)	(30,662)	(20)%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	272	(394)	(169)%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	50	(20)	(350)%
Other comprehensive income/(loss)	322	(414)	(178)%
Total comprehensive loss attributable to owners of the Company	(24,087)	(31,076)	(22)%
Research and development expense

	Year Ended December 31,
	2017	2016	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(12,366)	(16,639)	(26)%
Pre-clinical projects	(643)	(546)	18%
Drug manufacture and substance	(2,027)	(2,609)	(22)%
Employee benefits	(2,774)	(2,855)	(3)%
Other research and development expenses	(1,402)	(2,128)	(34)%
Total	(19,211)	(24,777)	(22)%

Research and development expense decreased by 22% from CHF 24.8 million in 2016 to CHF 19.2 million in 2017. Our research and development expense is dependent on the development phases of our research projects and may therefore fluctuate significantly from year to year. The variances in expense between 2016 and 2017 are mainly due to the following factors:

•
Clinical projects. In 2017, we incurred lower service and milestone costs for our Keyzilen ® studies, mainly reflecting the completion of TACTT2, AMPACT1 and AMPACT2 and progression towards completion of TACTT3, which was partly offset by higher AM-111 related expenses due to progression of our HEALOS and ASSENT trials.

•	Pre-clinical projects. In 2017 pre-clinical expenses increased by 18% due to an increase in activities in our early stage program AM-102.

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

•	Business development. Business development expenses increased from CHF 0.05 million to CHF 0.2 million as a result of higher consulting fees.

•	Administration expenses. The decrease of 15% from CHF 3.0 million in 2016 to CHF 2.5 million in 2017 was primarily due to lower consultancy fees.
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
Remeasurements of defined benefits liability
Remeasurements of the net defined benefits liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), increased by 169% from 2016 to 2017. The increase was due a change in the discount rate and a change in demographic assumptions.
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
Cash flow
Comparison of the years ended December 31, 2018 and 2017
The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
	(in thousands of CHF)
Net cash used in operating activities	(13,232)	(24,276)
Net cash from / (used) in investing activities	(1,823)	(99)
Net cash from financing activities	5,733	8,221
Net effect of currency translation on cash	(258)	(1,315)
Cash and cash equivalents at the beginning of the period	14,973	32,442
Cash and cash equivalents at the end of the period	5,393	14,973
The decrease in cash used in operating activities from CHF 24.3 million in 2017 to CHF 13.2 million in 2018 reflects the impact of lower operating expenses primarily driven by lower research and development related expenses.
Cash used in investing activities increased from CHF 99 thousand in 2017 to CHF 1.8 million in 2018. The increase is primarily due to higher investments in intangible assets in 2018.

Cash from financing activities in 2018 decreased as the net proceeds of the January 2018 Registered Offering of $ 4.9 million, the July 2018 Registered Offering of $6.2 million, the November 27, 2018 and December 11, 2018 registered direct offerings with FiveT Capital AG for an aggregate purchase price of $1.6 million, the issuance of shares under the Commitment Purchase Agreement with LPC of $1.0 million and the issuance of shares under the ATM program with AGP for $0.4 million, were partly used for the $ 5.0 million repayment and the regular monthly amortizations and interest payments totaling $ 5.1 million on the Hercules loan.
Comparison of the years ended December 31, 2017 and 2016
The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
	(in thousands of CHF)
Cash used in operating activities	(24,276)	(29,454)
Net cash used in investing activities	(99)	(177)
Net cash from financing activities	8,221	11,439
Net effect of currency translation on cash	(1,315)	397
Cash and cash equivalents at the beginning of the period	32,442	50,237
Cash and cash equivalents at the end of the period	14,973	32,442
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
Cash and funding sources
The table below summarizes our sources of financing for the years ended December 31, 2018, 2017 and 2016.

	Equity Capital and Preferred Shares	Loans	Total
	(in thousands of CHF)
2018	15,441	—	15,441
2017	11,491	—	11,491
2016	—	11,987	11,987
Total	26,932	11,987	38,919

On November 30, 2018, we entered into the A.G.P. Sales Agreement with A.G.P. Pursuant to the terms of the A.G.P. Sales Agreement, we may offer and sell our common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, we may sell common shares up to a maximum aggregate offering price of $25.0 million. Once the Redomestication is effected, we will need to amend the A.G.P. Sales Agreement before we can sell additional common shares to A.G.P. We cannot be certain that we will be able to negotiate an amendment with the same terms and conditions, or at all. As of the date of this Annual Report, we have sold 2,595,814 of our common shares for an aggregate offering price of  $1.3 million pursuant to the A.G.P. Sales Agreement.

On November 27, 2018 and December 11, 2018, we entered into purchase agreements with FiveT Capital AG, providing for the issuance and sale by us of an aggregate of 3,315,000 of our common shares for an aggregate purchase price of $1.6 million in two separate registered direct offerings.
On July 17, 2018, we completed a public offering of 17,948,717 common shares with a nominal value of CHF 0.02 each, 6,282,050 Series A warrants entitling its holder to purchase a common share and 4,487,179 Series B warrants entitling its holder to purchase a common share. The net proceeds to us from the July 2018 Registered Offering were approximately $6.2 million, after deducting underwriting discounts and other offering expenses payable by us. The outstanding Series A warrants issued in the July 2018 Registered Offering are exercisable for up to 6,282,050 common shares at an exercise price of CHF 0.39 per common share and the outstanding Series B warrants issued in the July 2018 Registered Offering are exercisable for up to 4,487,178 common shares at an exercise price of CHF 0.39 per common share. Since the July 2018 Registered Offering, certain Series A warrant holders exercised their warrant shares to purchase 2,904,518 common shares of the Company and certain Series B warrant holders exercised warrant shares to purchase 2,864,422 common shares.
On May 2, 2018, we entered into the LPC Purchase Agreement and the registration rights agreement with LPC (the “Registration Rights Agreement”). Pursuant to the Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. As of the date of this Annual Report, we have issued an aggregate of 1,750,000 common shares for aggregate proceeds of $1.0 million to LPC under the LPC Purchase Agreement. The Purchase Agreement replaced the Purchase Agreement that we entered into with LPC on October 10, 2017 (the “2017 Commitment Purchase Agreement"), which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares and prior to its termination, we had issued an aggregate of 2,600,000 common shares for aggregate proceeds of $1.8 million to LPC under the 2017 Commitment Purchase Agreement.
On January 30, 2018, we completed a public offering of 12,499,999 common shares with a nominal value of CHF 0.40 each and a concurrent offering of 7,499,999 warrants, each warrant entitling its holder to purchase one common share. The net proceeds to the Company from the January 2018 Registered Offering were approximately $4.9 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 offering were exercisable for up to 750,002 common shares (assuming we decide to round up fractional common shares to the next whole common share) at an exercise price of $5.00 per common share.
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
On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to $20.0 million with Hercules as administrative agent and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. In connection with the loan facility, we issued Hercules a warrant to purchase up to 241,117 of our common shares at an exercise price of $3.94 per share. As of March 13, 2018, following consummation of the Merger, the warrant was exercisable for 15,673 common shares at an exercise price of $3.94 per common share.
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
Funding requirements
We expect that our operating expenses for 2019 will be in the range of CHF 10.0 to 13.0 million and that the existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the second quarter of 2019. Additionally, as of the date of this Annual Report we have warrants outstanding, which are exercisable for an aggregate of 6,544,791 common shares at a weighted average exercise price of $2.33 per share, an equity commitment to sell up to $9.0 million of additional common shares to LPC pursuant to the LPC Purchase Agreement and an at-the-market offering program pursuant to the A.G.P. Sales Agreement for sales of up to $25.0 million of additional common shares. Following the Redomestication, we will be unable to raise capital through the A.G.P. Sales Agreement unless we successfully renegotiate such agreements with A.G.P. We cannot be certain that we will be able to renegotiate the A.G.P. Sales Agreement with the same terms and conditions or at all.
We anticipate that the issuance of our common shares under the LPC Purchase Agreement will enable the Company to further fund its operations and capital requirements. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:
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
We expect that we will require additional funding to complete our development programs with Keyzilen®, Sonsuvi®, AM-125 and AM-201, obtain regulatory approval for them and to commercialize our product candidates Keyzilen ® , Sonsuvi®, AM-125, AM-201 or any other product candidate. If we receive regulatory approval for Keyzilen ®, Sonsuvi®, AM-125 or AM-201, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.
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
Intangible assets
Research and development
The project stage forms the basis for the decision as to whether costs incurred for the Company’s development projects can be capitalized. For Keyzilen®, Sonsuvi® and AM-201 clinical development expenditures are not capitalized until the Company obtains regulatory approval (i.e. approval to commercially use the product), as this is considered to be essentially the first point in time where it becomes probable that future revenues can be generated. For the AM-125 program, however, given the current stage of the development project, the nature of the development approach and the fact that there is an existing market, direct development expenditures have been capitalized. In addition, the Company has capitalized certain milestone payments with regard to license payments.
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
The share-based compensation plans qualify as equity settled plans. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The vesting of share options is conditional on the employee completing a period of service of three and four years respectively, from the grant date, in accordance with Plans A and C. Under the Company's equity incentive plan (the "Equity Incentive Plan" or "EIP") adopted in August 2014 and amended in April 2017 and assumed by Auris NewCo following the Merger, 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors in 2015, 2016, 2017 and 2018 vest after a period of one year after the grant date.
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
Following the completion of our initial public offering, option pricing and values are determined based on the Black Scholes option pricing model, and assumptions are made for inputs such as volatility of our stock and the risk free rate.
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

These exemptions will apply until August 2019 or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

C.	Research and development, patents and licenses, etc.
See “Item 4. Information on the Company—A. History and Development of the Company,” “Item 4. Information on the Company—B. Business Overview” and Item 5. Operating and Financial Review and Prospects—A. Operating Results-Results of Operations.”

D.	Trend information

See “Item 5. Operating and Financial Review and Prospects.”

E.	Off-balance sheet arrangements
As of the date of this Annual Report, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the operating lease mentioned below.

F.	Tabular disclosure of contractual obligations
The following table presents information relating to our contractual obligations as of December 31, 2018:

	Payments Due by Period
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in thousands of CHF)
Operating lease obligations (1)	24			—	24
Loan and Borrowings (2)	1,435		—	—	1,435
Derivative Financial Instruments (3)		215	460	—	675
Total	1,459	215	460	—	2,134

(1)
Operating lease obligations consist of payments pursuant to an operating lease agreements relating to our lease of office space and are not accounted for on the balance sheet. The lease term of our lease in Basel, Switzerland, was entered into for an indefinite duration with a six-month cancellation period.

(2)
Loan obligations consist of amortization payments and the end of term fee due under the Hercules Loan and Security Agreement converted to CHF at an exchange rate of CHF 0.9827 to US$1.00. The secured term loan under the Hercules Loan and Security Agreement has a maturity date of January 2, 2020, with an interest-only period through July 1, 2017, and amortized payments of principal and interest thereafter in equal monthly instalments until the maturity date. The loan bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. Interest payments are not included in the table presented above.

(3)
Derivative Financial instruments relate to the warrants issued in connection with the Hercules Loan and Security Agreement and the warrants issued in the public offering in February 2017, direct placement in January 2018 and the July 2018 Registered Offering.

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
Our executive officers and board of directors (including the membership of the committees of our board of directors) will remain the same upon effectiveness of the Redomestication. Our directors have been elected for a one year term and, accordingly, the term will expire at the time of our 2019 annual general meeting. All directors have indicated that they will stand for re-election.
The following table presents information about our executive officers and directors.

Name	Position	Age	Initial Year of Appointment
Executive Officers(1)
Thomas Meyer	Chairman, Director and Chief Executive Officer	51	2003
Hernan Levett	Chief Financial Officer	43	2017

Non-Executive Directors
Armando Anido	Director	61	2016
Mats Blom	Director	53	2017
Alain Munoz	Director	68	2018
Calvin W. Roberts	Director	66	2015

(1)	Effective September 30, 2018, Andrea Braun-Scherhag resigned from her position as Head Regulatory and Quality Affairs.
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
Non-Executive Directors
Armando Anido, Director, Chairman of the Compensation Committee: Mr. Anido has been a member of our Board of Directors since April 2016. Mr. Anido has more than 30 years of executive, operational and commercial leadership experience in the biopharmaceutical industry. He has served as Chairman and Chief Executive Officer of Zynerba Pharmaceuticals, Inc., since October 2014. Prior to Zynerba, Mr. Anido served as Chief Executive Officer of NuPathe, Inc., and Auxilium Pharmaceuticals, Inc. Prior to Auxilium, Mr. Anido held commercial leadership roles at MedImmune, Glaxo Wellcome and Lederle Labs. He is currently a member of the Board of Directors of SCYNEXIS, Inc. (SCYX), and he was a member of the Board of Directors of Aviragen Therapeutics, Inc. until it merged with Vaxart Inc. (VXRT) and Adolor Corporation until it was sold to Cubist Pharmaceuticals. Mr. Anido earned a BS in Pharmacy and an MBA from West Virginia University.
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
Calvin W. Roberts, Director: Mr. Roberts, MD, has been a member of our Board of Directors since April 2015. Mr. Roberts is Senior Vice President and Chief Medical Officer, Eye Care at Bausch Health Companies Inc. (NYSE: BHC). He joined Bausch + Lomb in 2011. Dr. Roberts is a specialist in cataract and refractive surgery and has been a pioneer in the use of ophthalmic non-steroidals. Since 1982 he has been a Clinical Professor of Ophthalmology at Weill Medical College of Cornell University. In addition, he had a private ophthalmology practice in New York City between 1998 and 2008 and is the author of over 50 peer-reviewed articles. Dr. Roberts has been a member of the Board of Directors and the Audit Committee of Alimera Sciences, Inc. (NASDAQ: ALIM) since it was founded in 2003, and of Ophthotech Corporation (NASDAQ: OPHT) since 2019.

B.	Compensation
For the year ended December 31, 2018, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 1,690,635 (2017: CHF 2,310,786).
For the year ended December 31, 2018, the amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of CHF 55,278 (2017: CHF 94,839).
Compensation awarded to the Board of Directors in 2018
The total compensation of the members of the board of directors in 2018 is outlined below:

In CHF	Cash Compensation	Social Contributions	Stock Options(4)	Total
Thomas Meyer, PhD, Chairman(1)	—	—	—	—
Armando Anido, MBA	46,358	2,886	21,741	70,985
Mats Blom, MBA	46,358	—	21,741	68,099
Oliver Kubli, CFA(2)	8,480	528	—	9,008
Berndt A.E. Modig, MBA(2)	9,799	—	—	9,799
Alain Munoz, MD(3)	35,957	—	21,741	57,698
Calvin W. Roberts, MD	49,383	671	21,741	71,795
Total	196,335	4,085	86,964	287,384

(1)	Disclosed under “Compensation Awarded to Our Executive Officers” below. The Chief Executive Officer does not receive any additional compensation for the exercise of the office of the Chairman.

(2)	Mr. Kubli and Mr. Modig did not stand for re-election at the 2018 extraordinary shareholders’ meeting and their terms therefore ended on March 12, 2018.

(3)	Elected on March 12, 2018.

(4)
In 2018, 37,130 options were granted to each eligible member of the Board of Directors. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

Compensation Awarded to our Executive Officers in 2018

The total compensation and the highest individual compensation to our executive officers in 2018 are outlined below:

in CHF	Fixed Cash Compensation	Variable Compensation(1)	Social contributions and fringe benefits	Stock Options(2)	Total
Thomas Meyer, PhD Chief Executive Officer(3)	363,600	0	60,490	201,411	625,501
Executive Officers Total(4)	821,885	87,482	148,648	345,265	1,403,280

(1)	The variable compensation is paid in cash. Dr. Meyer waived his short-term incentive for 2018.

(2)
2018 option grants. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

(3)	Highest paid executive.

(4)
On December 31, 2018, we had two executive officers. Dr. Braun-Scherhag retired from her function as executive officer effective as of September 30, 2018. The compensation to the retired executive officer for her services in 2018 is included in the executive officer total compensation.

Employment Agreements
We have entered into employment agreements with our executive officers Thomas Meyer and Hernan Levett. The employment agreements provide for the compensation that our executive officers are entitled to receive, including certain equity grants, and contain termination notice periods of seven days for the first three months and then afterwards six-months’ notice. The Company will have title to the intellectual property rights developed in connection with the executive officer’s employment, if any. There is an 18 month non-compete period following the end of employment in our agreement with Mr. Meyer and a 12 month non-compete period following the end of employment in our agreement with Mr. Levett.
None of our directors has entered into service agreements with the Company. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity-based compensation and benefits.
Equity Incentive Plans
Equity Incentive Plan
In August 2014, as amended in April 2017, we established the EIP with the purpose of motivating and rewarding those employees and other individuals who are expected to contribute significantly to our success, and advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals. As of March 5, 2019, the maximum number of shares available for issuance under the EIP was 1,630,613 common shares. The option exercise price for options under the EIP is determined by the compensation committee at the time of grant, but shall not be less than the nominal value of a share of common stock on the grant date. The EIP was assumed by Auris NewCo following the Merger.
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
Prior Plans
In 2013 we established Stock Option Plan C, or Plan C, and in 2008 we established Stock Option Plan A, or Plan A and Stock Option Plan B, or Plan B. We refer to Plan A, Plan B and Plan C together as the Prior Plans. Each of the Prior Plans permits the grant of options, or Options, which are subject to transfer restrictions. As of December 31, 2018, there were 50,000 common shares underlying outstanding Options granted pursuant to Plan A and 121,250 common shares underlying outstanding Options granted pursuant to Plan C. There are no outstanding Options under Plan B, which was abolished in 2015. Following our initial public offering, we ceased issuing any new grants under Stock Option Plan C and adopted a new omnibus equity incentive plan under which we have the discretion to grant a broad range of equity-based awards to eligible participants. Plan A and Plan C were assumed by Auris NewCo following the Merger.
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
Option Exercise Price. The exercise price of each Option is set forth in the applicable option agreement. As of March 5, 2019, following the consummation of the Merger, the exercise prices for currently granted and unexercised Options range from USD 0.66 to USD 59.80.
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
Indemnification
Subject to Swiss law, Article 17 of our articles of association provides for indemnification of the existing and former members of our board of directors, executive management, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to members of our board of directors and executive management. The Bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We also have entered into indemnification agreements with each of the members of our board of directors and executive officers in the form filed as Exhibit 4.3 to this Annual Report.
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
Our articles of association require our directors to retire once they have reached 75 years of age, subject to a special exception being granted by the general meeting of shareholders for up to two additional terms of office. The current members of our board of directors were appointed at a shareholders meeting held on March 12, 2018 for a one-year term ending at the next general meeting of shareholders. The election of directors at the extraordinary meeting of shareholders prior to the Merger was implemented by the surviving company on March 13, 2018, following the consummation of the Merger.
Neither the Bye-laws nor Bermuda law require directors to retire after they have reached 75 years of age. The Bye-laws provide that directors may be elected at either the annual general meeting or a special general meeting. Unless shareholders determine otherwise, under the Bye-laws directors hold office until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.
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
Compensation Committee
The compensation committee, which consists of Armando Anido and Alain Munoz, assists our board of directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our directors and executive officers. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we follow home country requirements with respect to the compensation committee. While Bermuda law does not require that we adopt a compensation committee, we will maintain our compensation committee, following the same practices as permitted by Bermuda law, after the Redomestication. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees.

D.	Employees
As of December 31, 2018, we had 11 employees (9.6 full time equivalents). None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.	Share ownership
See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders
The following table presents information relating to the beneficial ownership of our common shares as of March 5, 2019, following the consummation of the Merger, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

•	each of our executive officers and directors; and

•	all executive officers and directors as a group.
The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 5, 2019 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.
Common shares that a person has the right to acquire within 60 days of March 5, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. As of March 5, 2019, 31,284,920 common shares, or approximately 83.4%, are held by two holders in the United States. Unless otherwise indicated below, the address for each beneficial owner is Auris Medical Holding AG, Bahnhofstrasse 21, 6300 Zug, Switzerland.
The percentage of common shares beneficially owned is based on 37,495,859 common shares issued and outstanding as of March 5, 2019. Each common share confers the right on the holder to cast one vote at a general meeting of shareholders and no shareholder has different voting rights.

	Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
—	—	—
Executive Officers and Directors
Thomas Meyer, Ph.D. (1)	8,998,479	24.00%
Armando Anido, M.B.A (2)	18,484	*
Mats Blom, M.B.A. (3)	17,734	*
Alain Munoz (4)	15,077	*
Calvin W. Roberts, M.D.(5)	25,009	*
Hernan Levett, CPA (6)	6,406	*
___________________

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)
Consists of 6,205,438 common shares, warrants to purchase 2,763,574 common shares, options to purchase 6,000 common shares under the Company’s Plan C, and options to purchase 23,467 common shares under the EIP.

(2)	Consists of options to purchase common shares under the Company’s EIP.

(3)	Consists of options to purchase common shares under the Company’s EIP.

(4)	Consists of 1,250 common shares owned by Alain Munoz and options to purchase common shares under the Company's EIP and the Company’s Plan C.

(5)
Consists of 1,525 common shares jointly owned by Calvin W. Roberts and Andrea Colvin Roberts. Also, consists of 2,000 common shares held by Calvin W. Roberts, MD PC Pension Plan, 1,000 common shares held by The David Roberts Trust and 1,000 common shares held by The Joanna Roberts Trust. Calvin Roberts is a trustee for each of Calvin W. Roberts, MD PC Pension Plan, The David Roberts Trust and The Joanna Roberts Trust. Also consists of options to purchase common shares under the Company’s EIP.

(6)	Consists of options to purchase common shares under the Company’s EIP.
Holders
As of March 5, 2019, we had six shareholders of record of our common stock.
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
In August 2014, we completed our initial public offering and listed our common shares on the Nasdaq Global Market. In the initial public offering, we issued and sold 10,113,325 common shares, including 713,235 common shares sold to the underwriters pursuant to the underwriters’ over-allotment option. In May 2015, we completed a public offering of 5,275,000 common shares. In February 2017, we completed a public offering of 10,000,000 common shares and warrants to purchase 7,000,000 common shares. In January 2018, we completed a public offering of 12,499,999 common shares and a concurrent offering of warrants to purchase 7,499,000 common shares. In July 2018, we completed a public offering of 17,948,717 common shares and a concurrent offering of Series A warrants to purchase 6,282,050 common shares and Series B warrants to purchase 4,487,179 common shares. While none of our existing shareholders sold common shares in the public offerings, certain shareholders purchased common shares in certain of the public offerings. The percentage ownership held by certain shareholders decreased as a result of the issuance of the common shares sold by us in the public offerings.
Additionally, in February/March 2018 (prior to the Merger), Sofinnova Capital VII FCPR sold 2,000,000 of our common shares and in April/May 2018 Sofinnova Venture Partners VIII, L.P. sold all of our common shares beneficially held by it.

B.	Related party transactions
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
Merger
Thomas Meyer, our Chief Executive Officer, entered into a shares transfer agreement with the Company to facilitate the rounding up of fractional shares resulting from the exchange ratio used in the Merger. Pursuant to the terms of the share transfer agreement, Mr. Meyer has committed to transfer, at no consideration, a common share to any shareholder entitled to a fraction of a common share as part of the Merger. Pursuant to the share transfer agreement, the Company nor Mr. Meyer did receive any compensation for this arrangement. Any expenses incurred by Mr. Meyer in connection with the transfers under such agreement were borne by the Company.

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
A discussion of the offering and listing details can be found under “Markets” below.

B.	Plan of distribution
Not applicable.

C.	Markets
Our common shares began trading on the Nasdaq Global Market on August 11, 2014 under the symbol “EARS”. On September 28, 2017, we transferred our common shares from the Nasdaq Global Market to the Nasdaq Capital Market under the same symbol ("EARS"). On March 14, 2018, our post-Merger common shares began trading on the Nasdaq Capital Market.
There can be no assurance that our common shares will remain listed on the Nasdaq Capital Market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Common Shares—Our common shares may be involuntarily delisted from trading on The Nasdaq Capital Market if we fail to comply with the continued listing requirements. A delisting of our common shares is likely to reduce the liquidity of our common shares and may inhibit or preclude our ability to raise additional financing.”

D.	Selling shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION

A.	Share capital
Not applicable.

B.	Memorandum and articles of association
We are currently a stock corporation organized under the laws of Switzerland. On January 24, 2019, our board of directors determined that it would be in our best interest to change our legal seat and jurisdiction of incorporation, respectively, from Switzerland to Bermuda pursuant to the Redomestication. Our shareholders approved the Redomestication and adopted the Memorandum of Continuance and the Bye-laws at an extraordinary meeting of shareholders held on March 8, 2019. We expect to effect the Redomestication prior to the end of March 2019.

Following the Redomestication, the Memorandum of Continuance and the Bye-laws will replace our current articles of incorporation as our constitutive document. The new constitutive documents under Bermuda law will comprise similar rights for Auris Medical (Bermuda) shareholders and creditors to those they currently have under Swiss law and our current constitutive documents. However, there will be differences between Auris Medical (Bermuda)’s new constitutive documents and Bermuda law, on one hand, and our current constitutive documents and Swiss law, on the other hand, that may affect the rights of shareholders.
Set forth below is a description of Auris Medical (Bermuda)’s share capital, Memorandum of Continuance and Bye-laws following the Redomestication as well as our current share capital and Swiss articles of association. Additionally, set forth below is a comparison of select provisions of the corporate laws of Delaware, Switzerland and Bermuda showing the default positions in each jurisdiction that govern shareholder rights.
Bermuda Description of Share Capital
The following description of Auris Medical (Bermuda)’s share capital summarizes certain provisions of our Memorandum of Continuance (which is equivalent for these purposes to a memorandum of association under Bermuda law) and our Bye-laws that, subject to the continuance of the Company in Bermuda, will become effective as of the time of effectiveness of the Redomestication (the “Effective Time”). Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Memorandum of Continuance and Bye-laws in effect from the continuance of the Company. We urge you to read the forms of the Memorandum of Continuance and the Bye-laws of Auris Medical (Bermuda), included as exhibits to this Annual Report.
General
As of the Effective Time, Auris Medical (Bermuda) will be an exempted company incorporated under the laws of Bermuda. We began our current operations in 2003 under the name Auris Medical AG, and our name was changed to Auris Medical Holding AG on April 22, 2014. Following the Merger on March 13, 2018, the surviving entity was named Auris Medical Holding AG. Upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda, the Redomestication will be effected and we will have continued in Bermuda pursuant to Section 132C of the Companies Act as a Bermuda company, subject to the Companies Act and other laws of Bermuda, with a new name “Auris Medical Holding Ltd.” Following the Redomestication, our registered office will be located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.
The Memorandum of Continuance provides that the objects of our business are unrestricted, and the Company will have the capacity, rights, powers and privileges of a natural person.
The Bye-laws will become effective at the Effective Time. The following description assumes that the adoption of new Bye-laws has become effective, and the Company has continued to Bermuda as an exempted company limited by shares incorporated in Bermuda.
There have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered and no name changes. There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.
There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.
Share Capital
Immediately following the Effective Time, our authorized share capital will consist of 200,000,000 common shares, par value CHF 0.02 per share, and 20,000,000 preference shares, par value CHF 0.02 per share, and there will be 37,495,859 common shares issued and outstanding, excluding 978,954 common shares issuable upon exercise of options granted as of the Effective Time and 6,650,464 common shares issuable upon exercise of warrants granted as of the Effective Time, and no preference shares issued and outstanding. All of the Company’s issued and outstanding shares are, and upon the Redomestication, Auris Medical (Bermuda)’s then issued and outstanding common shares will be, fully paid.

Pursuant to the Bye-laws, subject to any resolution of the shareholders to the contrary, Auris Medical (Bermuda)’s board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote Auris Medical (Bermuda) shares.
Common Shares
Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by the Bye-laws, resolutions to be approved by holders of common shares require approval by the affirmative vote of a majority of votes cast at a general meeting at which a quorum is present.
In the event of Auris Medical (Bermuda)’s liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.
Preferred Shares
Pursuant to Bermuda law and our Bye-laws, Auris Medical (Bermuda)’s board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Auris Medical (Bermuda).
Dividend Rights
Under Bermuda law, the board of directors may declare a dividend without shareholder approval, but a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under the Bye-laws, each common share is entitled to dividends if, as and when dividends are declared by Auris Medical (Bermuda)’s board of directors, subject to any preferred dividend right of the holders of any preference shares.
Variation of Rights
If at any time Auris Medical (Bermuda) have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two or more persons holding or representing issued and outstanding shares of the relevant class is present. The Bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.
Transfer of Shares
Auris Medical (Bermuda)’s board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. Auris Medical (Bermuda)’s board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as Auris Medical (Bermuda)’s board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in the Bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share Auris Medical (Bermuda)’s board of directors may accept the instrument signed only by the transferor.

Share Split and Reverse Share Split effected by consolidating our common shares
Auris Medical (Bermuda)’s board of directors may in its absolute discretion and without further approval of shareholders divide, consolidate or sub-divide the share capital of Auris Medical (Bermuda) in any manner permitted by the Companies Act, including approving a reverse share split by consolidating our common shares (together with a corresponding increase in the par value thereof) in a ratio determined by the board of directors. The Bye-laws also provide that upon an alteration or reduction of share capital where fractions of shares or some other difficult would arise, Auris Medical (Bermuda)’s board of directors may deal with or resolve the same in any manner as it thinks fit.
Meeting of Shareholders
Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the “annual general meeting”). However, the members may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any member may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.
Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. The Bye-laws provide that the board of directors may convene an annual general meeting or a special general meeting. Under the Bye-laws, at least 14 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy issued and outstanding common shares.
Access to Books and Records and Dissemination of Information
Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association (or memorandum of continuance), including its objects and powers, and certain alterations to the memorandum of association (or memorandum of continuance). The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Election and Removal of Directors
The Bye-laws provide that Auris Medical (Bermuda)’s board shall consist of three directors or such greater number as the board may determine. Auris Medical (Bermuda)’s board of directors will initially consist of five directors. Each director shall hold office for such term as the shareholders may determine or, in their absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.
Any shareholder or shareholders holding or representing not less than 5% of the total voting rights wishing to propose for election as a director someone who is not an existing director or is not proposed by our board must give notice of the intention to propose the person for election. Where a director is to be elected at an annual general meeting, that notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to members or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to members or the date on which public disclosure of the date of the special general meeting was made.
A director may be removed, with cause, by the shareholders, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.
Proceedings of Board of Directors
The Bye-laws provide that our business is to be managed and conducted by Auris Medical (Bermuda)’s board of directors. Bermuda law permits individual and corporate directors and there is no requirement in the Bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in the Bye-laws or Bermuda law that our directors must retire at a certain age.
The remuneration of Auris Medical (Bermuda)’s directors is determined by Auris Medical (Bermuda)’s board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Auris Medical (Bermuda)’s directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.
Provided a director discloses a direct or indirect interest in any contract or arrangement with Auris Medical (Bermuda) as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting.
Indemnification of Directors and Officers
Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.
The Bye-laws that provide that Auris Medical (Bermuda) shall indemnify Auris Medical (Bermuda)’s officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The Bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits Auris Medical (Bermuda) to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose. See “Comparison of Corporate Law—Indemnification of directors and executive management and limitation of liability.”
Amendment of Memorandum of Continuance and Bye-laws
Bermuda law provides that the memorandum of association (or memorandum of continuance) of a company may be amended by a resolution passed at a general meeting of shareholders. The Bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of Auris Medical (Bermuda)’s board of directors and by a resolution of our shareholders. In the case of certain bye-laws, such as the Bye-laws relating to election and removal of directors, approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 662∕3% of Auris Medical (Bermuda)’s directors then in office and of at least 662∕3% percent of the votes attaching to all shares in issue.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association (or memorandum of continuance) adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association (or memorandum of continuance) must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association (or memorandum of continuance) is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.
Amalgamations, Mergers and Business Combinations
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires an amalgamation or merger agreement that is approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Bye-laws provide that an amalgamation or a merger (other than with a wholly owned subsidiary or as described below) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy issued and outstanding common voting shares. Any amalgamation or merger or other business combination (as defined in the Bye-laws) not approved by Auris Medical (Bermuda)’s board of directors must be approved by the holders of not less than 662∕3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.
Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
The Bye-laws contain provisions regarding “business combinations” with “interested shareholders”. Pursuant to the Bye-laws, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by Auris Medical (Bermuda)’s board and authorized at an annual or special general meeting by the affirmative vote of at least 662∕3% of our issued and outstanding voting shares that are not owned by the interested shareholder, unless: (i) prior to the time that the shareholder becoming an interested shareholder, Auris Medical (Bermuda)’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of Auris Medical (Bermuda)’s issued and outstanding voting shares at the time the transaction commenced. For purposes of these provisions, “business combinations” include mergers, amalgamations, consolidations and certain sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets, issuances and transfers of shares and other transactions resulting in a financial benefit to an interested shareholder. An “interested shareholder” is a person that beneficially owns 15% or more of our issued and outstanding voting shares and any person affiliated or associated with us that owned 15% or more of our issued and outstanding voting shares at any time three years prior to the relevant time.
Compulsory Acquisition of Shares Held by Minority Holders
An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:
(1) By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of its shares (or any class of shares), representing in the aggregate a majority in number and at least 75% in value of the shares or class of shares present and voting at a court ordered meeting held to consider the scheme or arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

(2) If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.
(3) Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of its shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.
Anti-Takeover Provisions
Two-thirds supermajority shareholder voting requirement: The Bye-laws provide that, except to the extent that a proposal has received the prior approval of the board, the approval of an amalgamation, merger or consolidation with or into any other person shall require the affirmative vote of not less than 662∕3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.
Amendments to the Bye-laws: The Bye-laws provide that no bye-law may be rescinded, altered or amended and no new bye-law may be made until the same has been approved by a resolution of the board and by a resolution of the shareholders. In the case of certain bye-laws, such as the Bye-laws relating to election and removal of directors, approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 662∕3% of Auris Medical (Bermuda)’s directors then in office and of at least 662∕3% percent of the votes attaching to all shares in issue.
Limitations on the election of directors: The Bye-laws provide that a person may be proposed for election or appointment as a director at a general meeting either by the board or by one or more shareholders holding shares of Auris Medical (Bermuda) which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. In addition, unless a person is proposed for election or appointment as a director by the Board, when a person proposed for appointment or election as a director written notice of the proposal must be given to Auris Medical (Bermuda) as follows. Where a director is to be appointed or elected: (1) at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made; and (2) at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.
Shareholder Suits
Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association (or memorandum of continuance) or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.
The Bye-laws contain a provision by virtue of which Auris Medical (Bermuda)’s shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. The SEC has advised that the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.
Capitalization of Prof its and Reserves
Pursuant to the Bye-laws, Auris Medical (Bermuda)’s board of directors may (i) capitalize any part of the amount of Auris Medical (Bermuda)’s share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.
Exchange controls
We intend to apply for and expect to receive consent under the Exchange Control Act 1972 from the Bermuda Monetary Authority for the issue and transfer of the common shares to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq Capital Market. In granting such consent the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this Annual Report.
Registrar or Transfer Agent
A register of holders of the common shares will be maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the United States by American Stock Transfer & Trust Company, LLC, who will serve as branch registrar and transfer agent.
Untraced Shareholders
The Bye-laws provide that Auris Medical (Bermuda)’s board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years from the date when such monies became due for payment. In addition, Auris Medical (Bermuda) is entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.
Swiss Description of Share Capital
When we refer to our articles of association in this Annual Report, we refer to our articles of association dated as of March 8, 2019.
We are registered with the commercial register of the canton of Zug, Switzerland, under the company number CHE-474.294.374. Our purpose as stated in article 2 of our articles of association is to hold investments of all kinds in Switzerland and abroad, particularly in relation to pharmaceutical products and services. Moreover, our corporation may transact any business conducive to developing the corporation or furthering the corporation’s purpose. We may also arrange financing for our own or third-party account, in particular we may grant loans to Group companies, as well as provide guarantees or surety bonds of any sort of such financing.

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
Our Authorized Share Capital
The provision adopted on March 8, 2019, (article 3a of the articles of association) reads as follows (translation of the binding original German version):
“The Board of Directors is authorized at any time until 16 January 2021 to increase the share capital by a maximum aggregate amount of CHF 286,541.18 through the issuance of not more than 14,327,059 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.02 each.
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
Our Conditional Share Capital
Conditional Share Capital for Warrants and Convertible Bonds
The provision adopted on March 8, 2019 (article 3b of the articles of association) reads as follows (translation of the binding original German version):
"The Corporation’s share capital shall be increased by a maximum aggregate amount of CHF 235,420.45 through the issuance of not more than 11,771,002 registered shares, which will have to be fully paid-in, with a nominal value of CHF 0.02 each, by the exercise of option and conversion rights which are granted in connection with bonds, similar obligations, loans or other financial market instruments or contractual obligations of the Corporation or one of its Group companies, and/or by the exercise of option rights issued by the Corporation or one of its Group companies (“Financial Instruments”). The pre-emptive rights of shareholders are excluded. The holders of Financial Instruments are entitled to the new shares. The conditions of the Financial Instruments shall be determined by the Board of Directors.
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
Conditional Share Capital for Equity Incentive Plans
The provision adopted on March 8, 2019 (last paragraph of article 3b of the articles of association) reads as follows (translation of the binding original German version):
“The Corporation’s share capital shall, to the exclusion of the pre-emptive rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 32,612.26 through the issuance of not more than 1,630,613 registered shares, which shall be fully paid-in, with a nominal value of CHF 0.02 each, by issuance of shares upon the exercise of options or pre-emptive rights thereof, which have been issued or granted to employees, Members of the Board of Directors or consultants of the Corporation or of one of its Group companies according to one or several equity incentive plans or regulations issued by the Board of Directors. The details shall be determined by the Board of Directors.”

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
Notice
General meetings of shareholders must be convened by the board of directors at least twenty days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by ordinary mail. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote. The notice period for a general meeting of shareholders may be waived if all shareholders are present or represented at such meeting.Agenda Requests.
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

Comparison of Corporate Law
Set forth below is a comparison of select provisions of the corporate laws of Delaware, Switzerland and Bermuda showing the default positions in each jurisdiction that govern shareholder rights.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW	BERMUDA CORPORATE LAW
Mergers and similar arrangements
Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the respective general meeting of shareholders as well as the absolute majority of the share capital represented at such shareholders’ meeting. The articles of association may increase the voting threshold. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of the shares without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company's board of directors and by its shareholders. Unless the company's bye-laws provide otherwise, the approval of 75% of the shareholders voting at a general meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Bye-laws provide that a merger or an amalgamation (other than with a wholly owned subsidiary or as described below) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy issued and outstanding voting shares.

The Bye-laws contain provisions regarding “business combinations” with “interested shareholders”. Pursuant to our Bye-laws, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by Auris Medical (Bermuda)’s board and authorized at an annual or special general meeting by the affirmative vote of at least 66 and 2/3rds% of Auris Medical (Bermuda)’s issued and outstanding voting shares that are not owned by the interested shareholder, unless: (i) prior to the time that the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

(ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares at the time the transaction commenced. For purposes of these provisions, “business combinations” include mergers, amalgamations, consolidations and certain sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets, issuances and transfers of shares and other transactions resulting in a financial benefit to an interested shareholder.

An “interested shareholder” is a person that beneficially owns 15% or more of our issued and outstanding voting shares and any person affiliated or associated with us that owned 15% or more of our issued and outstanding voting shares at any time three years prior to the relevant time.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Note that each share of an amalgamating or merging companies carries the right to vote in respect of an amalgamation or merger whether or not is otherwise carries the right to vote.

Shareholders’ suits
Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of the company’s damages to the corporation. Likewise, an appraisal lawsuit won by a shareholder will indirectly compensate all shareholders. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

The Bye-laws contain a provision by virtue of which Auris Medical (Bermuda)’s shareholders waive any claim or right of action that they have, both individually and on Auris Medical (Bermuda)’s behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Shareholder vote on board and management compensation
Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.
Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations, the general meeting of shareholders has the non-transferable right, amongst others, to vote on the compensation of the board of directors, executive management and advisory boards.
The Bye-laws contains a provision that the board of directors has the power to determine the remuneration, if any, of the directors.
Annual vote on board renewal
Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

The general meeting of shareholders elects annually (i.e. until the following general meeting of shareholders) the members of the board of directors (including the chairman) and the members of the compensation committee individually for a term of office of one year. Re-election is possible.

The Bye-laws provide that the directors shall hold office for such term as the shareholders may determine or, in their absence of such determination, until the next annual general meeting, or until their successors are elected or appointed or their office is otherwise vacated. Re-election is possible.

Classified boards are permitted.	Provision for staggered boards of directors may be included in a company’s bye-laws.
Indemnification of directors and executive management and limitation of liability
The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:
any breach of a director’s duty of loyalty to the corporation or its shareholders;
acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or
any transaction from which the director derived an improper personal benefit.

Under Swiss corporate law, an indemnification of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or negligently violated his or her corporate duties towards the corporation (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.
Nevertheless, a corporation may enter into and pay for directors’ and officers’ liability insurance which typically covers negligent acts as well.

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The Bye-laws contain provisions that provide that Auris Medical (Bermuda)’s shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits Auris Medical (Bermuda) to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:
by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;
by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;
by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or
by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties
A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care; and the duty of loyalty.	A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components: the duty of care; and the duty of loyalty.
At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements: (i) a duty to act in good faith in the best interests of the company; (ii) a duty not to make a personal profit from opportunities that arise from the office of director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise powers for the purpose for which such powers were intended.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence a breach of one of the fiduciary duties.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose, all material information reasonably available regarding a significant transaction.
The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interest of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over any interest possessed by a director or officer.
The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.
Directors also have an obligation to treat shareholders equally proportionate to their share ownership.

The Companies Act also imposes a duty on directors and officers of a Bermuda company to: (i) act honestly and in good faith with a view to the best interests of the company; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder action by written consent
A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders (directly or through a proxy) and may not act by written consent.
The Companies Act provides that shareholders may take action by written consent, expect in respect of the removal of an auditor from office before the expiry of his term or in respect of a resolution passed for the purpose of removing a director before the expiration of his term of office. A resolution in writing is passed when it is signed by the members of the company who at the date of the notice of the resolution represent such majority of votes as would be required if the resolution had been voted on at a meeting or when it is signed by all the members of the company or such other majority of members as may be provided by the bye-laws of the company.

Shareholder proposals
A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:
one or several shareholders representing 10.0% of the share capital may ask that a general meeting of shareholders be called for specific agenda items and specific proposals; and
one or several shareholders representing 10.0% of the share capital or CHF 1.0 million of nominal share capital may ask that an agenda item including a specific proposal be put on the agenda for a regularly scheduled general meeting of shareholders, provided such request is made with appropriate notice.

Shareholder(s) may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Any shareholder can propose candidates for election as directors without prior written notice.
Pursuant to the Bye-laws, any shareholder or shareholders holding or representing not less than 5% of the total voting rights wishing to propose for election as a director someone who is not an existing director or is not proposed by Auris Medical (Bermuda)’s board must give notice of the intention to propose the person for election in accordance with the Bye-laws.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the Board on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit, and (iii) request, under certain circumstances and subject to certain conditions, a special audit.

Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.
Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of all members of the board of directors (including the chairman) for a term of office of one year (i.e. until the following annual general meeting) is mandatory for listed Swiss corporations.

Under Bermuda law, the voting rights of shareholders are regulated by the company’s bye-laws and, in certain circumstances, by the Companies Act. The Bye-laws provide for a plurality of voting for elections of directors, and cumulative voting for elections of directors is not permitted.

Removal of directors
A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The articles of association may provide for a qualified majority for the removal of a director.

Under the Bye-laws, a director may be removed, with cause, by the shareholders, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Transactions with interested shareholders
The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.
No such rule applies to a Swiss corporation.	There is no similar law in Bermuda. The Bye-laws contain provisions regarding “business combinations” with “interested shareholders” which are described above under “mergers and similar arrangements.”
Dissolution; Winding up
Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the nominal value of the share capital represented at a general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution (but only by way of a resolution with the majority stipulated by law).

A Bermuda company may be wound up by the Bermuda court on application presented by the company itself, its creditors (including contingent or prospective creditors) or its contributories. The Bermuda court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the Bermuda court, just and equitable to do so.

A Bermuda company limited by shares may be wound up voluntarily when the shareholders so resolve in general meeting. In the case of a voluntary winding up, the company shall, from the commencement of the winding up, cease to carry on its business, except so far as may be required for the beneficial winding up thereof.

Variation of rights of shares
A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.
A Swiss corporation may modify the rights of a category of shares with (i) a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders and (ii) a resolution passed by an absolute majority of the shares represented at the special meeting of the affected preferred shareholders. Shares that are granted more voting power are not regarded a special class for these purposes.

Under the Bye-laws, if at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing issued shares of the relevant class is present. The Bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Amendment of governing documents
A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.
By way of a public deed, the articles of association of a Swiss corporation may be amended with a resolution passed by an absolute majority of the shares represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that require the approval by two-thirds of the votes and an absolute majority of the nominal value of the shares represented at a shareholders’ meeting. The articles of association may increase the voting thresholds.
A Bermuda company’s memorandum of association and bye-laws may be amended by resolutions of the board of directors and the shareholders, subject to the company’s bye-laws.

Inspection of Books and Records
Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection. The inspection right is limited in scope and only extends to information required for the exercise of shareholder rights and does not extend to confidential information. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association/continuance, including its objects and powers, and certain alterations to the memorandum of association/continuance. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Payment of dividends
The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:
out of its surplus, or
in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.
Payments out of the Company’s share capital (in other words, the aggregate nominal value of the Company’s registered share capital) in the form of dividends are not allowed and may be made by way of a capital reduction only. Dividends may be paid only from the profits brought forward from the previous business years or if the Company has distributable reserves, each as will be presented on the Company’s audited annual stand-alone balance sheet. The dividend may be determined only after the allocations to reserves required by the law and the articles of association have been deducted.

Under Bermuda law, the board of directors may declare a dividend without shareholder approval, but a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under the Bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

Creation and issuance of new shares
All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

All creation of shares requires a shareholders’ resolution documented by way of a public deed. Authorized shares can be, once created by shareholders’ resolution, issued by the board of directors (subject to fulfillment of the authorization). Conditional shares are created and issued through the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees.
The authorized share capital of a Bermuda company is determined by the company’s shareholders.

C.	Material contracts
Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange controls
There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our common shares.

E.	Taxation
The following summary contains a description of the material Bermuda, Swiss and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. The summary is based upon the tax laws of Bermuda and regulations thereunder, of Switzerland and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
Bermuda Tax Considerations
At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We intend to apply for an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.
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
On September 28, 2018, the Swiss parliament approved the final draft of the Federal Act on Tax Reform and AHV Financing (“TRAF”). A public vote on the TRAF is planned to be held on May 19, 2019. The first measures could take place in 2020. Key measures of the reform are, inter alia, the abolition of the special tax treatment for cantonal status companies, which are no longer accepted internationally. Additionally, an increase of the partial taxation (Teilbesteuerung) for individual shareholders holding at least 10% shares in a company from 60% to 70% will likely be introduced on federal, cantonal and communal levels. Furthermore, TRAF provides for a repayment rule in the capital contribution principle according to which repayments of capital contribution reserves are only exempt from withholding and income tax if the company distributes taxable reserves to the same extent. However, the rule only applies to companies listed on a Swiss stock exchange. The rule also includes a partial liquidation rule in the event of the repurchase of our own shares. According to this rule, at least half of the corresponding liquidation surplus must be charged to the capital contribution reserves. If this rule is not respected, the amount of the capital contribution reserves is adjusted accordingly and the taxable portion of the liquidation surplus is reduced.
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
Taxation of Auris Medical Holding AG
Auris Medical Holding AG is a Swiss based company, taxed as a holding company in the Canton of Zug. The Company is taxed at a current effective income tax rate of 7.83% (including direct federal as well as cantonal/communal taxes), whereby a participation relief applies to dividend income from qualifying subsidiaries, and a current annual capital tax rate of 0.003% which is levied on the net equity of the Company. Assuming TRAF will be implemented as planned, Auris Medical Holding AG will lose its holding privilege at cantonal/communal level as of January 1, 2020.
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
If a shareholder who is not a Swiss resident for tax purposes and does not hold the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes in Switzerland, receives a distribution from the Company, the shareholder may be entitled to a full or partial refund or credit of Swiss federal withholding tax incurred on a taxable distribution if the country in which such shareholder is resident for tax purposes has entered into a treaty for the avoidance of double taxation with Switzerland and the further prerequisites of the treaty for a refund have been met. Shareholders not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund or credit) may differ from country to country. Besides bilateral tax treaties, Switzerland has entered into an agreement with the European Union on the automatic exchange of information in tax matters (the “AEOI Agreement”) which provides for, inter alia, full withholding tax exemption of cross-border dividends, interest and royalties between related entities from EU member states to Switzerland and vice versa if the respective requirements of Article 9 AEOI Agreement are met.
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
Wealth and Annual Capital Tax on Holding of Common Shares
Swiss resident individuals holding the common shares as private assets are required to report their common shares as part of their wealth and will be subject to cantonal and communal wealth tax to the extent the aggregate taxable net wealth is allocable to Switzerland.
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
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares and is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Discussions below related to the Treaty are only applicable to U.S. Holders who, prior to the Redomestication, are eligible for the benefits of the Treaty. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.
Passive Foreign Investment Company Rules
We believe that we were a PFIC for U.S. federal income tax purposes for our 2018 taxable year, and we expect to be a PFIC for our current taxable year and for the foreseeable future. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.
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
If our common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which the common shares are currently listed, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances and the consequences to them if the common shares are delisted from Nasdaq (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our common shares may be involuntarily delisted from trading on The Nasdaq Capital Market if we fail to comply with the continued listing requirements. A delisting of our common shares is likely to reduce the liquidity of our common shares and may inhibit or preclude our ability to raise additional financing” above). In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their common shares given that we may have Lower-tier PFICs for which a mark-to-market election may not be available.
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
Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we are treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to its timely filed U.S. federal income tax return. Upon request of a U.S. Holder, we will provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and will use commercially reasonable efforts to cause each Lower-tier PFIC which we control to provide such information with respect to such Lower-tier PFIC. However, no assurance can be given that such QEF Election information will be available for any Lower-tier PFIC.
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
Taxation of Distributions
As discussed above under “Item 8. Financial Information—Dividends and Dividend Policy,” we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, subject to the PFIC rules described above, distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The U.S. dollar amount of any dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.
In the event that any dividends are paid prior to the Redomestication, the amount of a dividend will include any amounts withheld by us in respect of Swiss taxes. The amount of any dividend income paid in Swiss Francs will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
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
Treatment of the Redomestication
The Redomestication should qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the Company should not be subject to U.S. federal income tax as a result of the Redomestication. However, because we believe we were a PFIC for U.S. federal income tax purposes for our 2018 taxable year, and we expect to be a PFIC for our current year, the U.S. federal income tax consequences of the Redomestication for U.S. Holders will turn on the application of certain of the PFIC rules. Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations have been promulgated under Section 1291(f). Proposed Treasury Regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations would generally require gain (but not loss) to be recognized by U.S. persons exchanging shares in a corporation that is a PFIC at any time during such U.S. person’s holding period of such shares (the “Gain Recognition Rule”). There is an exception to this rule for transactions that qualify as a certain type of reorganization under Section 368(a) of the Code. We believe that the Redomestication should qualify as this type of reorganization. Accordingly, U.S. Holders should not recognize gain for U.S. federal income tax purposes solely as a result of the Redomestication either because Section 1291(f) is determined not to be effective in the absence of final implementing regulations or because any such final regulations are consistent with the proposed regulations. However, because we believe that we are a PFIC, the proposed Treasury Regulations would require a U.S. Holder to file Form 8621 along with its U.S. federal income tax return for the year in which the Redomestication occurs. The proposed regulations would also require a U.S. Holder to attach to this Form 8621 (1) a complete description of the transfer, (2) certain identifying information regarding Auris Medical Holding AG and Auris Medical Holding Ltd. and (3) a statement citing the applicable exception to the Gain Recognition Rule. A U.S. Holder should consult its tax advisor regarding these requirements and the application of Section 1291(f), the Gain Recognition Rule and the exception thereto described above.
We do not intend to request a ruling from the U.S. Internal Revenue Service, or the IRS, as to the U.S. federal income tax consequences of the Redomestication, and consequently there can be no assurance that the IRS or a court of law will treat the Redomestication in the manner described above. If the IRS successfully challenges the treatment of the Redomestication, adverse U.S. federal income tax consequences may result. U.S. Holders should consult their own tax advisors regarding the potential U.S. federal, state and local and non-U.S. and other tax consequences of the Redomestication.
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
Under Bermuda law shareholders have the right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year).
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

Interest rate risk
Interest expense pursuant to borrowings under the loan and security agreement with Hercules is subject to the variability of the prime rate as reported by the Wall Street Journal. An increase or decrease of the prime rate reported effective December 31, 2018 by 50 basis points, with all other factors held constant, would have resulted in a CHF 3,721 increase or decrease of the net annual result (2017: CHF 62,500).
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
As of December 31, 2018, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 9,361 (2017: CHF 832,032) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 19,655 (2017: CHF 89,403) increase or decrease in the net annual result.
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

B.	Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2018.

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
ITEM 16C. Principal Accountant Fees and Services

	2018	2017
Audit fees	228	191
Audit-related fees	147	153
Total fees	375	344
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

In 2018, we were billed CHF 227,985 by Deloitte AG in connection with audit services for our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 147,495 in connection with audit-related services for work in connection with our equity offerings and registration statements. In 2017, we were billed CHF 190,550, by Deloitte AG in connection with our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 153,446 in connection with audit related services in the context of registration statement fillings and issuance of shares and other statutory required audit reports.
Pre-Approval Policies and Procedures
To ensure the independence and objectivity of the Company’s external auditors, the provision of all non-audit services by the external auditors are pre-approved by the Audit Committee.
Pre-Approval Policies and Procedures
To ensure the independence and objectivity of the Company’s external auditors, the provision of all non-audit services by the external auditors are pre-approved by the Audit Committee.
ITEM 16D. Exemptions from the listing standards for audit committees
Not applicable.
ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers
In 2018, no purchases of our equity securities were made by or on behalf of Auris Medical Holding AG or any affiliated purchaser.

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
Independent Directors
Neither Swiss nor Bermuda law requires that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we will not be subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present.
Audit Committee
We relied on the phase-in rules of the SEC and Nasdaq with respect to the independence of our audit committee. These rules require all members of our audit committee must meet the independence standard for audit committee members within one year of our initial public offering. All current members of our audit committee meet the independence requirements.
Compensation Committee
Although Swiss law also requires that we have a compensation committee, we will follow home country requirements with respect to such committee. While Bermuda law does not require that we have a compensation committee, we have decided to maintain our compensation committee following the same practice, as permitted by Bermuda law following the Redomestication.
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
Under Bermuda law we are required to specify a quorum in our bye-laws. The Bye-laws provide for a quorum of two or more persons present at the start of the meeting and representing in person or by proxy issued and outstanding voting shares in the company. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.
Solicitation of proxies
Our articles of association provide for an independent proxy holder elected by our shareholders, who may represent our shareholders at a general meeting of shareholders, and we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. However, neither Swiss nor Bermuda law has a regulatory regime for the solicitation of proxies and company solicitation of proxies is prohibited for public companies in Switzerland, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.
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
Third Party Compensation
Neither Swiss nor Bermuda law requires that we disclose information regarding third party compensation of our directors or director nominees.  As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3).
ITEM 16H. Mine safety disclosure
Not applicable.

PART III
ITEM 17. Financial statements
We have responded to Item 18 in lieu of this item.
ITEM 18. Financial statements
Financial Statements are filed as part of this Annual Report, see page F-1.
ITEM 19. Exhibits

(a)	The following documents are filed as part of this registration statement:

1.1	Amended and Restated Articles of Association of the Company (incorporated by reference to exhibit 99.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on March 14, 2019)
1.2*	Form of Memorandum of Continuance
1.3*	Form of Bye-laws of the Auris Medical (Bermuda)
2.1
Form of Registration Rights Agreement between Auris Medical Holding AG and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on July 21, 2014)

2.2
Warrant Agreement, dated as of March 13, 2018, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 2.2 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)

2.3
Registration Rights Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park
Capital Fund, LLC (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)

2.4
Purchase Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)

2.5
Registration Rights Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)

2.6
Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.6 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)

2.7
Form of Series A Warrant (incorporated by reference to exhibit 4.7 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)

2.8
Form of Series B Warrant (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)

4.1†
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
4.4
Stock Option Plan A (incorporated by reference to exhibit 10.11 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.5
Stock Option Plan C (incorporated by reference to exhibit 10.12 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

4.6
Equity Incentive Plan, as amended (incorporated by reference to exhibit 99.1 to the Auris Medical Holding AG registration statement on Form S-8 (Registration no. 333-217306) filed with the Commission on April 14, 2017)

4.7
English language translation of Lease Agreement between Auris Medical AG and PSP Management AG (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 14, 2017)

4.8
Controlled Equity OfferingSM Sales Agreement, dated as of June 1, 2016, between Auris Medical Holding AG and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)

4.9
Share Lending Agreement, dated as of June 1, 2016, between Thomas Meyer and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)

4.10
Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.11
Consent and Waiver, dated as of March 8, 2018, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.12 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)

4.12
Joinder Agreement dated as of March 13, 2018 to the Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.12 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)

4.13
Share Pledge Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.14
Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.15
Bank Account Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.5 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)

4.16
Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)

4.17
Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)

4.18
Placement Agency Agreement, dated as of January 28, 2018, between Auris Medical Holding AG and Ladenburg Thalmann & Co. Inc. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)

4.19
Securities Purchase Agreement, dated as of January 26, 2018 by and among Auris Medical Holding AG and the investors named therein (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)

4.20
Agreement and Plan of Merger, dated as of February 9, 2018 by and among Auris Medical Holding AG and Auris Medical NewCo Holding AG (incorporated by reference to exhibit 99.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on February 9, 2018)

4.21
Share Transfer Agreement, dated as of February 9, 2018 by and between Thomas Meyer and Auris Medical Holding AG (incorporated by reference to exhibit 4.22 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)

4.22
Sales Agreement, dated as of November 30, 2018, between Auris Medical Holding AG and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on November 30, 2018)

8.1
List of subsidiaries (incorporated by reference to exhibit 21.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)

12.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Hernan Levett pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Hernan Levett pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1*	Consent of Deloitte AG
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
___________________

*	Filed herewith

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules
None.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AURIS MEDICAL HOLDING AG

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer
Date: March 11, 2019

Index to Consolidated Financial Statements
Audited Consolidated Financial Statements — Auris Medical Holding AG
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017, and 2016

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Auris Medical Holding AG

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Auris Medical Holding AG and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Auris Medical Holding AG and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations, and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Retrospective adjustment of loss per share information
As discussed in Note 21 to the financial statements, the basic and diluted loss per share in the accompanying 2017 and 2016 financial statements have been retrospectively adjusted to reflect the common share reverse-split ratio of 10 to 1.
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
March 14, 2019

We have served as the Company's auditor since 2014.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Profit or Loss and Other Comprehensive Income / (Loss)
For the Years Ended December 31, 2018, 2017 and 2016
(in CHF)

	Note	2018	2017	2016
Research and development	16	(6,689,589)	(19,210,842)	(24,776,763)
General and administrative	17	(4,264,534)	(5,150,409)	(5,446,512)
Operating loss		(10,954,123)	(24,361,251)	(30,223,275)
Interest income	19	—	53,570	67,565
Interest expense	19	(1,070,177)	(1,640,394)	(828,547)
Foreign currency exchange loss, net		(139,870)	(824,592)	(100,097)
Revaluation gain from derivative financial instruments	19, 24, 25	1,350,071	3,372,186	291,048
Transaction costs		(520,125)	(1,026,766)	—
Loss before tax		(11,334,224)	(24,427,247)	(30,793,306)
Income tax gain/(loss)	20	(162,177)	17,773	131,055
Net loss attributable to owners of the Company		(11,496,401)	(24,409,474)	(30,662,251)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability,
net of taxes of CHF 0	18	1,277,192	271,980	(394,102)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences,
net of taxes of CHF 0		(10,964)	50,497	(19,723)
Other comprehensive income/(loss), net of taxes of CHF 0		1,266,228	322,477	(413,825)
Total comprehensive loss attributable to owners of the Company		(10,230,173)	(24,086,997)	(31,076,076)
Basic and diluted loss per share	21	(0.72)	(5.58)	(8.93)
The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Financial Position
As of December 31, 2018 and 2017
(in CHF)

	Note	December 31, 2018	December 31, 2017
ASSETS
Non-current assets
Property and equipment	7	33,895	252,899
Intangible assets	8	3,535,240	1,629,100
Derivative financial instruments		226,865	—
Other non-current receivables		16,001	76,710
Total non-current assets		3,812,001	1,958,709

Current assets
Other receivables	9	320,374	241,281
Prepayments	10	351,283	652,913
Cash and cash equivalents	11	5,393,207	14,973,369
Total current assets		6,064,864	15,867,563

Total assets		9,876,865	17,826,272

EQUITY AND LIABILITIES
Equity
Share capital	12	710,336	19,349,556
Share premium		149,286,723	114,648,228
Foreign currency translation reserve		(44,011)	(33,047)
Accumulated deficit		(146,303,398)	(136,126,946)
Total shareholders' (deficit)/equity attributable to owners of the Company		3,649,650	(2,162,209)

Non-current liabilities
Loan	24	—	5,584,297
Derivative financial instruments	24, 25	675,328	1,836,763
Employee benefit liability	18	648,287	1,962,970
Deferred tax liabilities	20	340,986	178,809
Total non-current liabilities		1,664,601	9,562,839

Current liabilities
Loan	24	1,435,400	4,542,109
Trade and other payables	14	1,836,335	1,200,820
Accrued expenses	15	1,290,879	4,682,713
Total current liabilities		4,562,614	10,425,642
Total liabilities		6,227,215	19,988,481
Total equity and liabilities		9,876,865	17,826,272
The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Changes in Equity
As of December 31, 2018, 2017 and 2016
(in CHF)

	Note	Share Capital	Share Premium	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity / (Deficit)
As of January 1, 2016		13,721,556	112,662,910	(63,821)	(81,578,733)	44,741,912
Total comprehensive loss
Net loss		—	—	—	(30,662,251)	(30,662,251)
Other comprehensive loss		—	—	(19,723)	(394,102)	(413,825)
Total comprehensive loss		—	—	(19,723)	(31,056,353)	(31,076,076)

Transactions with owners of the Company
Issue of bonus shares	13	10,325	177,767	—	—	188,092
Share issuance costs	13	—	(1,862)	—	—	(1,862)
Share based payments	13	—	—	—	290,783	290,783
Balance at December 31, 2016		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849

As of January 1, 2017		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849
Total comprehensive loss
Net loss		—	—	—	(24,409,474)	(24,409,474)
Other comprehensive income		—	—	50,497	271,980	322,477
Total comprehensive income / (loss)		—	—	50,497	(24,137,494)	(24,086,997)

Transactions with owners of the Company
Capital increase from follow-on offering		5,617,675	2,330,928	—	—	7,948,603
Transaction costs		—	(521,515)	—	—	(521,515)
Share based payments	13	—	—	—	354,851	354,851
Balance at December 31, 2017		19,349,556	114,648,228	(33,047)	(136,126,946)	(2,162,209)

As of January 1, 2018		19,349,556	114,648,228	(33,047)	(136,126,946)	(2,162,209)
Total comprehensive loss
Net loss		—	—	—	(11,496,401)	(11,496,401)
Other comprehensive income / (loss)		—	—	(10,964)	1,277,192	1,266,228
Total comprehensive loss		—	—	(10,964)	(10,219,209)	(10,230,173)

Transactions with owners of the Company
Reorganization of group structure		(24,347,208)	24,347,208	—	—	—
Capital increase / Exercise of warrants		5,707,988	11,550,874	—	—	17,258,862
Transaction costs		—	(1,259,587)	—	—	(1,259,587)
Share based payments	13	—	—	—	42,757	42,757
Balance at December 31, 2018		710,336	149,286,723	(44,011)	(146,303,398)	3,649,650
The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Cash Flows
For the Years Ended December 31, 2018, 2017, and 2016
(in CHF)

	Note	2018	2017	2016
Cash flows from operating activities
Net loss		(11,496,401)	(24,409,474)	(30,662,251)
Adjustments for:
Depreciation	16, 17	72,713	122,784	97,600
Unrealized foreign currency exchange loss, net		211,214	776,165	99,091
Net interest expense	19	1,052,787	1,568,781	748,840
Loss on disposal of property and equipment		78,133	—	—
Share based payments	13	27,730	354,851	290,783
Transaction costs		520,125	1,026,766	—
Employee benefits		(37,491)	142,514	122,501
Revaluation gain derivative financial instruments	24, 25	(1,350,071)	(3,372,186)	(291,048)
Income tax gain	20	162,177	(17,773)	(131,055)
		(10,759,084)	(23,807,572)	(29,725,539)
Changes in:
Other receivables		(18,390)	93,328	277,483
Prepayments		301,628	299,684	(771,551)
Trade and other payables		635,516	(637,177)	632,474
Accrued expenses		(3,391,834)	(224,028)	133,522
Net cash used in operating activities		(13,232,164)	(24,275,765)	(29,453,611)

Cash flows from investing activities
Purchase of property and equipment	7	—	(6,389)	(244,324)
Purchase of intangibles	8	(1,891,115)	(146,580)	—
Proceeds from disposals of property and equipment		68,160	—	—
Interest received	19	—	53,570	67,553
Net cash from / (used) in investing activities		(1,822,955)	(99,399)	(176,771)

Cash flows from financing activities
Share issuance costs	12	—	—	(1,862)
Proceeds from issue of loan with warrant	24	—	—	11,986,671
Proceeds from follow-on offering	12, 25	17,447,499	13,039,066	—
Transaction costs	12	(2,006,577)	(1,548,281)	—
Repayment of loan		(9,272,328)	(2,087,076)	—
Interest paid	19, 24	(435,993)	(1,182,369)	(546,170)
Net cash from financing activities		5,732,601	8,221,340	11,438,639

Net decrease in cash and cash equivalents		(9,322,518)	(16,153,824)	(18,191,743)
Cash and cash equivalents at beginning of the period		14,973,369	32,442,222	50,237,300
Net effect of currency translation on cash		(257,644)	(1,315,029)	396,665
Cash and cash equivalents at end of the period		5,393,207	14,973,369	32,442,222
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
On April 22, 2014, the Company changed its name from Auris Medical AG to Auris Medical Holding AG. On May 21, 2014 the domicile of Auris Medical Holding AG was transferred from Basel to Zug. On March 13, 2018, the Company ("Auris OldCo") merged (the “Merger”) into Auris Medical NewCo Holding AG (“Auris NewCo”), a newly incorporated, wholly-owned Swiss subsidiary following shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Following the Merger, Auris NewCo, the surviving company, had a share capital of CHF 122,347.76, divided into 6,117,388 common shares with a nominal value of CHF 0.02 each. Pursuant to the Merger, the Company’s shareholders received one common share with a nominal value of CHF 0.02 of Auris NewCo for every 10 of the Company's common shares held prior to the Merger, effectively resulting in a “reverse stock split” at a ratio of 10-for-1. Auris NewCo changed its name to “Auris Medical Holding AG” following consummation of the Merger. On March 14, 2018 the common shares of Auris NewCo began trading on the Nasdaq Capital Market under the trading symbol “EARS.”
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
These consolidated financial statements were approved by the Board of Directors of the Company on March 13, 2019.
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
Other than a tax asset in the amount of CHF 305,206, the Group has not recorded any deferred tax assets in relation to these tax losses. The key factors which have influenced management in arriving at this evaluation are the fact that the business is still in a development phase and the Group has not yet a history of making profits. Should management’s assessment of the likelihood of future taxable profits change, a deferred tax asset will be recorded. Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2018 fiscal year.
Development expenditures
The project stage forms the basis for the decision as to whether costs incurred for the Group’s development projects can be capitalized. For AM-101, AM-111 and AM-201 clinical development expenditures are not capitalized until the Group obtains regulatory approval (i.e. approval to commercially use the product), as this is considered to be essentially the first point in time where it becomes probable that future revenues can be generated. For the Group's intranasal betahistine program for the treatment of vertigo (AM-125), however, the development program of intranasal betahistine is primarily focused on the delivery route and formulation and not the drug itself (already an approved generic) and to demonstrate higher bioavailability through intranasal delivery. Given the nature of the development approach and the fact that there is an existing market in which oral betahistine for the treatment of vertigo has been approved, direct development expenditures have been capitalized. In addition, the Group has capitalized certain milestone payments with regard to license payments.
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

Considering reorganization / Merger

The Merger is not a business combination and is accounted for as a reorganization. Therefore, the consolidated financial statements of the Company are a continuation of the financial information of Auris Old Co except that the consolidated financial statements reflect a classification between share capital and share premium in order to reflect the share capital of Auris NewCo. For the periods prior to the Merger, in calculating loss per share, the weighted average number of shares outstanding is calculated based on the number of weighted average shares issued by Auris Old Co, adjusted for the reverse stock split ratio of 10-for-1 resulting from the Merger.

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
Closing rates for the most significant foreign currencies relative to CHF:

Currency		Geographical area	Reporting entities	December 31, 2018	December 31, 2017	December 31, 2016
CHF	Swiss Franc	Switzerland	3	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9827	0.9725	1.0196
EUR	Europe	Europe	1	1.1283	1.1713	1.0723

Average exchange rates for the year for the most significant foreign currencies relative to CHF:

Currency		Geographical area	Reporting entities	2018	2017	2016
CHF	Swiss Franc	Switzerland	3	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9768	0.9849	0.9855
EUR	Europe	Europe	1	1.1573	1.1116	1.0901

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

Expenditures on the Group’s development programs are generally not capitalized except if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. For the development projects of the Group, these criteria are generally only met when regulatory approval for commercialization is obtained. This has been the general assessment for AM-101, AM-111 and AM-201. For the AM-125 program for the treatment of Vertigo it is the Group assessment that the criteria mention above is met and therefore direct development expenditures have been capitalized for AM-125 in 2018. Intellectual property-related costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.
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
Financial instruments
The Group classifies its financial assets in the following categories: loans and receivables based on the expected loss model. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. The date of initial application (i.e. the date on which the Company has assessed its existing financial assets and financial liabilities in terms of IFRS 9 requirements) is January 1, 2018. Accordingly, the Company has applied the requirements of IFRS 9 to instruments that continue to be recognized at January 1, 2018 whereas for the year ended December 31, 2017 IAS 39 was applied.

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
These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less expected losses.
Cash and cash equivalents
The Group considers all short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value with original maturities of three months or less at the date of the purchase to be cash equivalents.
Non-derivative financial liabilities—measurement
Non-derivative financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.
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
Derivative Financial Instruments
Derivative financial instrument (asset) is accounted as the cost to obtain the rights from a third party to issue shares under the purchase agreement and changes in fair value are shown as profit or loss. The fair value calculation of the derivative financial instrument (asset) is adjusted on the utilization of the asset based on total dollar amount of the purchase agreement.
Derivative financial instruments (liabilities) are accounted at fair value and changes in fair value are shown as profit or loss. The fair value calculation of the derivative financial instruments is based on the Black-Scholes option pricing model. Assumptions are made for volatility and the risk free rate in order to estimate the fair value of the instrument. Transaction cost related to derivative financial instruments are recorded through profit and loss.
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
The share-based compensation plans qualify as equity settled plans. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The vesting of share options is conditional on the employee completing a period of service of three and four years respectively, from the grant date, in accordance with Stock Option Plans A and C. Under the Auris Medical Holding AG Long Term Equity Incentive Plan (the “Equity Incentive Plan” or “EIP”), 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors in 2018, 2017 and in 2016 vest after a period of one year after the grant date. Stock Option Plan B was created to provide shares for share based compensation plans; it was used in the years 2008, 2009 and 2014 and was abolished in 2015.
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
Valuation of share options
Following the completion of the Company's initial public offering, option pricing and values are determined based on the Black Scholes option pricing model and assumptions are made for inputs such as volatility of the Company's stock and the risk free rate.

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

4. New standards, amendments and interpretations adopted by the Group

In the current year, the following revised standards have been adopted in these financial statements. Adoption has not had a material impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

IFRS 9	Financial instruments
IFRS 15	Revenue from Contracts with Customers and the related clarifications
IFRS 2 - Amendment	Classification and Measurement of Share-based Payment Transaction
IFRIC 22	Foreign Currency Transactions and Advance Consideration
A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2019, and have not been applied in preparing these consolidated financial statements.

Standard/Interpretation		Impact	Effective date	Planned application by the Group
New standards, interpretations or amendments
IFRS 16	Leases	1)	January 1, 2019	FY 2019
IFRIC 23	Uncertainty over Income Tax Positions	2)	January 1, 2019	FY 2019
IFRS 9	Amendments to IFRS 9, Prepayment Features with negative Compensation	2)	January 1, 2019	FY 2019
IAS 28	Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures	2)	January 1, 2019	FY 2019
IAS 19	Amendments to IAS 19, Plan Amendment, Curtailment or Settlement	2)	January 1, 2019	FY 2019
Various	Annual Improvements to IFRS Standards 2015-2017 Cycle.	2)	January 1, 2019	FY 2019
Various	Amendments to References to Conceptual Framework in IFRS Standards.	2)	January 1, 2020	FY 2020
IFRS 17	Insurance contracts	2)	January 1, 2021	FY 2021

1)	IFRS 16, Leases
The new standard eliminates the current classification model for lessee's lease contracts as either operating or finance leases and, instead, introduces a single lessee accounting model requiring lessees to recognize right-of-use assets and lease liabilities for leases with a term of more than twelve months. This brings the previous off-balance leases on the balance sheet in a manner largely comparable to current finance lease accounting. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. Adoption of IFRS 16 will result in the Group recognizing right of use assets and lease liabilities for all contracts that are, or contain, a lease. For leases currently classified as operating leases, under current accounting requirements the Group does not recognize related assets or liabilities, and instead spreads the lease payments on a straight-line basis over the lease term, disclosing in its annual financial statements the operating lease commitment. The Group current leasing arrangements relating to office space are for 6 months and will not be capitalized under IFRS 16.

2)	No material impact on the Group is expected from these standards and amendments issued but not effective.

5. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

Financial assets
	December 31, 2018	December 31, 2017
Cash and cash equivalents	5,393,207	14,973,369
Loans and receivables
Other receivables	80,040	79,840
Total financial assets	5,473,247	15,053,209

Financial liabilities
At amortized cost
Trade and other payables	1,836,335	1,200,820
Accrued expenses	1,290,879	4,395,609
Loan	1,435,400	10,126,406
At fair value through profit and loss
Derivative financial instruments	675,328	1,836,763
Total financial liabilities	5,237,942	17,559,598

Fair values
The carrying amount of cash and cash equivalents, other receivables, trade and other payables and accrued expenses is a reasonable approximation of their fair value due to the short term nature of these instruments. In respect of the Company’s loan which has floating rates of interest, the fair value approximates carrying value.
Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk, credit risk, interest rate and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2018 and 2017 to hedge risk exposures. The Group invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. The Group allocates its liquid assets to first tier Swiss or international banks.

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
The table below analysis the remaining contractual maturities of financial liabilities, including estimated interest payments as of December 31, 2018 and 2017. The amounts disclosed in the table are the undiscounted cash flows:

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2018
Trade and other payables	1,836,335	1,836,335	—	—	1,836,335
Accrued expenses	1,290,879	1,290,879	—	—	1,290,879
Loan and borrowings	1,435,400	1,435,400	—	—	1,435,400
Derivative financial instruments	675,328	—	215,572	459,756	675,328
Total	5,237,942	4,562,614	215,572	459,756	5,237,942

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2017
Trade and other payables	1,200,820	1,200,820	—	—	1,200,820
Accrued expenses	4,395,609	4,395,609	—	—	4,395,609
Loan and borrowings	10,126,406	1,349,531	9,446,716	1,166,225	11,962,472
Derivative financial instruments	1,836,763	—	—	1,836,763	1,836,763
Total	17,559,598	6,945,960	9,446,716	3,002,988	19,395,664

Fair value measurement

Financial assets / liabilities	Fair values as at		Fair value hierarchy	Valuation technique(s) and key input(s)
	December 31, 2018	December 31, 2017
Derivative financial liabilities	Liability 675,328	Liability 1,836,763	Level 2
Black-Scholes option pricing model

The share price is determined by Company's NASDAQ quoted-price. The strike price and maturity are coming from the contract. The volatility assumption is driven by Company's historic quoted share price and the risk free rate is estimated based on observable yield curves at the end of each reporting period.

Derivative financial asset	Asset 226,865	Asset -	Level 3
The fair value is equal to the price paid to the counter party for obtaining the right under the purchase agreement.
Subsequent, the fair value is adjusted proportionally for the part of the right consumed.

			Non-cash changes
	01.01.2018	Financing Cash Flows 1)	Fair value revaluation	Other changes 2)	31.12.2018
Derivative financial instrument	1,836,763	188,636	(1,350,071)	—	675,328
Loans	10,126,406	(9,272,328)	—	581,322	1,435,400
Total	11,963,169	(9,083,692)	(1,350,071)	581,322	2,110,728

			Non-cash changes
	01.01.2017	Financing Cash Flows 1)	Fair value revaluation	Other changes 2)	31.12.2017
Derivative financial instrument	117,132	5,091,817	(3,372,186)	—	1,836,763
Loans	12,364,204	(2,087,076)	—	(150,722)	10,126,406
Total	12,481,336	3,004,741	(3,372,186)	(150,722)	11,963,169

1) The financing cash flows are from loan repayment and from issuance of new derivative 2) IRR-Correction and FX-Difference
Credit risk
Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from other receivables. The Company’s policy is to invest funds in low risk investments including interest bearing deposits. Other receivables were current as of December 31, 2018 and December 31, 2017, not impaired and included only well-known counterparties.

The Group has been holding cash and cash equivalents in the Group’s principal operating currencies (CHF, USD and EUR) with international banks of high credit rating.
The Group’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

	December 31, 2018	December 31, 2017
Financial assets
Cash and cash equivalents	5,393,207	14,973,369
Other receivables	80,040	79,840
Total	5,473,247	15,053,209

As of December 31, 2018 and December 31, 2017 other receivables consisted of other non-current receivables from third party and deposits for rent.
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

	2018		2017
in CHF	USD	EUR	USD	EUR
Cash and cash equivalents	3,618,778	208,507	13,901,698	116,942
Trade and other payables	(1,646,910)	(76,184)	(365,999)	(426,050)
Accrued expenses	(82,847)	(370,145)	(1,750,752)	(1,692,946)
Loan and borrowings	(1,435,400)	—	(10,126,406)	—
Derivative financial instruments	(675,328)	—	(1,836,763)	—
Net statement of financial position exposure -asset/(liability)	(221,707)	(237,822)	(178,222)	(2,002,054)

As of December 31, 2018, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 10,886 (2017: CHF 8,662) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 13,413 (2017: CHF 117,320) increase or decrease in the net result.
The Company has subsidiaries in the United States and Ireland, whose net assets are exposed to foreign currency translation risk. Due to the small size of the subsidiaries the translation risk is not significant.
Interest rate risk

On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to $20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The Company’s exposure to interest rates on financial assets and financial liabilities is resulting from loan and cash at banks. As of December 31, 2018 an increase or decrease in interest rates on financial obligations by 50 basis points with all other variables held constant would have resulted in a CHF 3,721 (2017: 62,500) increase or decrease in the net result.

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

6. Segment information

Geographical information

The Group’s non-current assets by the Company’s country of domicile were as follows:

	December 31, 2018	December 31, 2017
Switzerland	3,812,001	1,958,709
Total	3,812,001	1,958,709

Non-current assets exclude financial instruments.

7. Property and Equipment

	Production equipment	Office furniture and EDP	Leasehold improvements	Total
At cost
As of January 1, 2017	283,499	233,706	236,462	753,667
Additions	6,389	—	—	6,389
As of December 31, 2017	289,888	233,706	236,462	760,056
Additions	—	—	—	—
Disposals	—	—	(236,462)	(236,462)
As of December 31, 2018	289,888	233,706	—	523,594

Accumulated depreciation
As of January 1, 2017	(184,329)	(183,710)	(16,334)	(384,373)
Charge for the year	(53,594)	(21,918)	(47,272)	(122,784)
As of December 31, 2017	(237,923)	(205,628)	(63,606)	(507,157)
Charge for the year	(32,485)	(13,663)	(26,565)	(72,713)
Disposals	—	—	90,171	90,171
As of December 31, 2018	(270,408)	(219,291)	—	(489,699)

Net book value
As of December 31, 2017	51,965	28,078	172,856	252,899
As of December 31, 2018	19,480	14,415	—	33,895

As of December 31, 2018, and 2017 no items of property and equipment were pledged. Refer to note 24 for security provided to Hercules Capital, Inc. under the Loan and Security Agreement.

8. Intangible assets

	Licenses	IP & Data rights	Internally generated	Total
At cost
As of January 1, 2017	1,482,520	—	—	1,482,520
As of December 31, 2017	1,482,520	146,580	—	1,629,100
As of December 31, 2018	1,482,520	193,989	1,858,731	3,535,240

Accumulated amortization and impairment losses
As of December 31, 2017	—	—	—	—
As of December 31, 2018	—	—	—	—

Net book value
As of December 31, 2017	1,482,520	146,580	—	1,629,100
As of December 31, 2018	1,482,520	193,989	1,858,731	3,535,240
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
On December 6, 2018, in two related transactions the Company acquired an Orphan Drug Designation for betahistine in the treatment of obesity associated with Prader-Willi syndrome (PWS) and signed a binding letter of intent to in-license exclusive rights to two U.S. Patents relating to the use of betahistine for the treatment of depression and attention-deficit / hyperactivity disorder (ADHD), respectively. The Company recorded CHF 47,409 related to these transactions.
During the year ended December 31, 2018 the Company recorded intangibles related to direct development expenditure of its AM-125 program for an amount of CHF 1,858,731.

No amortization or impairment was recorded in 2018 and 2017.

9. Other receivables

	December 31, 2018	December 31, 2017
Value added tax receivable	96,853	63,452
Withholding tax receivable	18,526	18,115
Deposit credit cards	80,040	79,840
Other	124,955	79,874
Total other receivables	320,374	241,281

Other receivables were not considered impaired in the years under review.

10. Prepayments

	December 31, 2018	December 31, 2017
Advance payments to supplier	212,207	442,828
Insurance	139,076	200,246
Other	—	9,839
Total prepayments	351,283	652,913

11. Cash and cash equivalents

	December 31, 2018	December 31, 2017
Cash in bank accounts	5,392,599	14,972,761
Cash on hand	608	608
Total cash and cash equivalents	5,393,207	14,973,369

12. Capital and reserves

Share capital
The issued share capital of the Company at December 31 consisted of:

	December 31, 2018		December 31, 2017
	Number	CHF	Number	CHF
Common shares with a nominal value of CHF 0.40 each	—	—	48,373,890	19,349,556
Common shares with a nominal value of CHF 0.02 each	35,516,785	710,336	—	—
Total	35,516,785	710,336	48,373,890	19,349,556

	Common Shares (Number)
	2018	2017
As of January 1	48,373,890	34,329,704
Common shares issued for the follow-on offering with a	12,800,000	14,044,186
nominal value of CHF 0.40 each
Adjustment during the Merger:
Issuance of Auris NewCo Shares	6,117,388	—
Cancellation of Auris OldCo Shares	(61,173,890)	—
Common shares issued for capital increase with a nominal value of CHF 0.02 each	29,399,397	—
Total, as of December 31	35,516,785	48,373,890

All shares have a nominal value of CHF 0.02 and are fully paid in. As of December 31, 2018, the nominal value of the 35,516,785 issued shares amounted to CHF 710,335.70 (as of December 31, 2017, the nominal value of 48,373,890 issued shares was CHF 0.40 and amounted to CHF 19,349,556.00).
On November 30, 2018, the Company entered into a sales agreement (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of $25.0 million. As of December 31, 2018 the Company had sold 616,740 of its common shares for an aggregate offering price of CHF 350,486. As of the date of these consolidated financial statements, the Company has sold 2,595,814 of its common shares for an aggregate offering price of $1.3 million pursuant to the A.G.P. Sales Agreement.
On November 27, 2018 and December 11, 2018, the Company entered into purchase agreements with FiveT Capital AG, providing for the issuance and sale by us of an aggregate of 3,315,000 of its common shares for an aggregate purchase price of CHF 1.6 million in two separate registered direct offerings.

On July 17, 2018 the Company completed a public offering of 17,948,717 common shares with a nominal value of CHF 0.02 each, Series A warrants each entitling its holder to purchase 0.35 of a common share and for an aggregate of 6,282,051 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 4,487,178 common shares (the “July 2018 Registered Offering”). The exercise price for both series Warrants is CHF 0.39 per common share. The net proceeds to the Company from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us. The Company had transaction costs amounting to CHF 851,692. The transactions costs were recorded as CHF 742,833 in equity for the issuance of the common shares and CHF 108,809 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

On May 2, 2018 the Company entered into a purchase agreement (the "2018 Commitment Purchase Agreement") and a registration rights agreement (the "2018 Registration Rights Agreement") with Lincoln Park Capital LLC ("LPC"). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. As of the date of these consolidated financial statements, the Company has issued an aggregate of 1,750,000 common shares for aggregate proceeds of CHF 1.0 million to LPC under the 2018 Commitment Purchase Agreement. The 2018 Commitment Purchase Agreement replaces the 2017 Commitment Purchase Agreement (as defined below), which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 common shares and prior to its termination, the Company had issued an aggregate of 2,600,000 common shares for aggregate proceeds of CHF 1.7 million to LPC under the 2017 Commitment Purchase Agreement. The Company had transaction costs amounting to CHF 349,907. The payment of CHF 252,351 was recorded as a derivative financial instrument and classified as a non-current asset and CHF 97,556 to finance expense in the statement of profit or loss and comprehensive loss.

On January 30, 2018, the Company completed a public offering of 12,499,999 common shares with a nominal value of CHF 0.40 each and concurrent offering of 7,499,999 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 750,002 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of $5.00 per common share. The Company had transaction costs amounting to CHF 654,985. The transaction costs were recorded as CHF 341,226 in equity for the issuance of the common shares and CHF 313,760 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

On October 10, 2017, the Company entered into a purchase agreement (the “2017 Commitment Purchase Agreement”) and a Registration Rights Agreement (the “2017 Registration Rights Agreement”) with LPC. Pursuant to the 2017 Commitment Purchase Agreement, LPC has agreed to subscribe for up to $13,500,000 of the Company's common shares over the 30-month term of the 2017 Commitment Purchase Agreement. Regular purchases may be made from time to time under the 2017 Commitment Purchase Agreement subject to certain amount limitations. As of December 31, 2017, the Company has issued an aggregate of 2,300,000 common shares for aggregate proceeds of CHF 1,594,611 ($1,630,415) to LPC pursuant to the 2017 Commitment Purchase Agreement. The related transaction cost of CHF 25,701 were recorded in equity.

The transaction costs for obtaining the 2017 Commitment Purchase Agreement were recorded as CHF 265,205 in transaction costs in the statement of profit or loss and comprehensive income / (loss). The commitment fee of CHF 290,400 (US$ 300,000) represents the fair value of the right to require LPC to purchase common shares within the 2017 Commitment Purchase Agreement. The proportion of the commitment fee CHF 35,073 related to cash received from common shares issued pursuant to the 2017 Commitment Purchase Agreement as a percentage of the total contract value of US$ 13.5 million is recognized in equity as if this proportion of the commitment fee was incorporated into the strike price of the option. The remaining portion of the commitment fee of CHF 255,327 was derecognized through transaction costs in the statement of profit and loss and comprehensive income / (loss) as the 2017 Commitment Purchase Agreement did not have any significant future value as of December 31, 2017 due the fact that the 2017 Commitment Purchase Agreement terminated upon consumption of Merger on March 13, 2018.

Additionally, on October 16, 2017, the Company issued 1,744,186 of its common shares to LPC for aggregate proceeds of CHF 1,446,150 ($1,500,000) pursuant to the Company's effective shelf registration statement on Form F-3. The related transaction cost of CHF 63,056 were recorded in equity.

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
Authorized share capital
On January 17, 2019, the extraordinary general meeting of shareholders revised the provisions related to authorized and contingent capital of the Company and approved an increase and extension of the authorized share capital. As of December 31, 2018, the Company’s authorized capital amounted to CHF 22,580.26 and allowed to Board of Directors, subject to the terms and conditions set forth in the Articles of Association, to issue up to 1,129,013 fully paid registered shares with a nominal value of CHF 0.02 each.
Conditional share capital
The share capital may be increased by the issuance of up to 1,630,613 fully paid registered Common Shares with a nominal value of CHF 0.02 per share and to the maximum amount of CHF 32,612.26 in execution of subscription rights, which may be granted to employees, members of the Board of Directors as well as key service providers (see Note 13 for further reference).
The Company’s share capital may be further increased by the issuance of up to 11,771,002 fully paid registered Common Shares with a nominal value of CHF 0.02 per share and to the maximum amount of CHF 235,420.04 in execution of conversion rights in connection with warrants and convertible bonds of the Company. For the terms of the warrant issued to Hercules, refer to Note 24.

13. Share based compensation

Description
On November 21, 2008, the Company established share option programs (“Stock Option Plans A and B”) for employees, members of the Board of Directors as well as key service providers to purchase shares in the Company. Stock Option Plan A was amended and superseded by an updated version effective November 24, 2009, and replaced with amendments by Stock Option Plan C for any future option grants effective April 5, 2013. Grants under Stock Option Plan A and subsequently under Stock Option Plan C were offered in each year with vesting periods of three and four years; grants under Stock Option Plan B were made in 2008, 2009 and 2014 only. Stock Option Plan B was abolished in 2015 and no grants under Stock Option Plan B were made in 2015. In 2014, the Group introduced a further equity incentive plan, the EIP. The Company granted 911,983 options in 2018 (2017: 1,918,100) under the EIP.
Holders of vested options are entitled to purchase common shares of the Company. For the stock option plans that were in place before the IPO, the exercise price corresponded to the value per share at the most recent financing round. Under the Equity Incentive Plan, the Board of Directors defined the exercise price as the average daily closing price of the Company’s shares during the 30 days preceding the date of grant. All options are to be settled by the physical delivery of shares. The key terms and conditions related to the grants under these programs are as at December 31, 2018 as follows:

Plan	Number of options outstanding	Vesting conditions	Contractual life of options
Stock option Plan C	11,530	4 years' service from grant date	6 years
Equity Incentive Plan Board	185,340	1 year service from grant date	8 years
Equity Incentive Plan Employees / Board	405,280	2 years' service from grant date (50%)	8 years
Equity Incentive Plan Employees / Board	390,627	3 years' service from grant date (50%)	8 years
Measurement of fair values
The fair value of the options was measured based on the Black-Scholes formula.

Stock Option Plan
	Equity Incentive Plan 2018	Equity Incentive Plan 2018	Equity Incentive Plan 2017	Equity Incentive Plan 2017
Fair value at grant date	USD 0.340 (1 year vesting) 1) USD 0.449 (2 year vesting) 1) USD 0.514 (3 year vesting) 1)	USD 1.074 (1 year vesting) 2) USD 1.299 (2 year vesting) 2) USD 1.390 (3 year vesting) 2)	USD 0.198 (1 year vesting) 1) USD 0.287 (2 year vesting) 1) USD 0.352 (3 year vesting) 1)	USD 0.233 (1 year vesting) 2) USD 0.335 (2 year vesting) 2) USD 0.406 (3 year vesting) 2)
Share price at grant date	USD 0.64	USD 1.46	USD 0.76	USD 0.72
Exercise price	USD 0.66	USD 1.58	USD 0.82	USD 0.82
Expected volatility	137.06%	93.38%	72.85%	93.01%
Expected life	1,2 and 3 years	1,2 and 3 years	1,2 and 3 years	1,2 and 3 years
Expected dividends	—	—	—	—
Risk-free interest rate	3.06%	2.92%	2.38%	2.19%

1) October grants for the respective year
2) April grants for the respective year

The Company uses its own historic volatility to calculate expected volatility. The expected life of all options is assumed to correspond to the vesting period.
The total expense recognized for equity-settled share-based payment transactions were CHF 42,757 in 2018 (2017: CHF 354,851, 2016: 290,783).
Share based compensation loss related to employee stock options amounted to CHF 27,730 in 2018 (2017: CHF 354,851, 2016: 290,783).

Share based compensation expense of CHF 15,027 related to the purchase of intangibles was capitalized for the year ended December 31, 2018.
The number and weighted average exercise prices (in CHF) of options under the share option programs for Stock Option Plan A, Stock Option Plan C and the EIP are as follows:

	2018			2017
	Number of options	Weighted average exercise price	Weighted average remaining term	Number of options	Weighted average exercise price	Weighted average remaining term
Outstanding at January 1	225,154	17.40	6.88	1,038,140	3.36	6.14
Expired during the year	(5,000)	—	—	(67,500)	—	—
Forfeited during the year	(139,360)	—	—	(637,200)	—	—
Exercised during the year	—	—	—	—	—	—
Granted during the year	911,983	1.04	7.73	1,918,100	0.82	7.70
Outstanding at December 31	992,777	1.10	7.45	2,251,540	1.74	6.88
Exercisable at December 31	63,314	26.28	5.08	326,510	4.48	4.24

The range of exercise prices for outstanding options was CHF 0.66 to CHF 59.80 as of December 31, 2018 and CHF 0.80 to CHF 5.81 as of December 31, 2017.

14. Trade and other payables

	December 31, 2018	December 31, 2017
Trade accounts payable - third parties	1,810,445	1,032,557
Other	25,890	168,263
Total trade and other payables	1,836,335	1,200,820

15. Accrued expenses

	December 31, 2018	December 31, 2017
Accrued research and development costs including milestone payments	700,866	4,060,048
Professional fees	315,657	227,363
Accrued vacation & overtime	54,557	69,455
Employee benefits incl. share based payments	146,949	217,649
Other	72,850	108,198
Total accrued expenses	1,290,879	4,682,713

16. Research and development expense

	December 31, 2018	December 31, 2017	December 31, 2016
Pre-clinical projects	873,453	642,821	546,429
Clinical projects	846,235	12,365,768	16,639,304
Drug manufacturing and substance	2,185,292	2,027,184	2,608,814
Employee benefits and expenses	1,652,791	2,773,516	2,854,624
Lease expenses	65,921	111,680	84,344
Patents and trademarks	634,986	603,892	941,836
Regulatory projects	398,426	632,387	1,043,287
Depreciation tangible assets	32,485	53,594	58,125
Total research and development expense	6,689,589	19,210,842	24,776,763

17. General and administrative expense

	December 31, 2018	December 31, 2017	December 31, 2016
Employee benefits and expenses	1,084,112	2,097,853	2,174,543
Business development	43,816	161,985	45,649
Travel expenses	70,944	199,484	158,774
Administration expenses	2,797,526	2,522,217	2,969,796
Lease expenses	52,416	81,277	63,695
Depreciation tangible assets	186,520	69,190	39,475
Capital tax expenses	29,200	18,403	(5,420)
Total general and administrative expenses	4,264,534	5,150,409	5,446,512

18. Employee benefits

	December 31, 2018	December 31, 2017	December 31, 2016
Salaries	2,542,952	3,761,171	3,662,180
Pension costs	108,978	378,588	342,805
Other social benefits	188,138	277,468	301,537
Share based payments costs	27,730	354,851	290,783
Recruitment costs	—	125,731	391,035
Other personnel expenditures	(130,895)	(26,439)	40,827
Total employee benefits	2,736,903	4,871,370	5,029,167

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
The old age benefits are based on retirement savings for each employee, coupled with annual retirement credits and interest (there is no possibility to credit negative interest). At retirement age, the insured members can choose whether to take a pension for life, which includes a spouse’s pension, or a lump sum. In addition to retirement benefits, the plan benefits also include disability and death benefits. Insured members may also buy into the scheme to improve their pension provision up to the maximum amount permitted under the rules of the plan and may withdraw funds early for the purchase of a residential property for their own use subject to limitations under Swiss law. On leaving the Company, retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This type of benefit may result in pension payments varying considerably between individual years. In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits. In Switzerland, the minimum interest rate applicable to these minimum retirement savings is set by the Swiss Federal Council at least once every two years. The rate was 1.25% in 2016, 1.00% in 2017 and 1.00% in 2018.
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
The following tables present information about the net defined benefit liability and its components:
Change in defined benefit obligation

	2018	2017
Defined benefit obligation at January 1	7,999,617	7,122,841
Service costs	90,162	348,172
Plan participants' contribution	144,287	236,074
Interest cost	50,845	50,494
Actuarial losses	(1,911,382)	60,781
Transfer-out amounts	(3,367,834)	(440,950)
Transfer-in amounts of new employees	79,930	622,205
Defined benefit obligation at December 31	3,085,625	7,999,617

The defined benefit obligation includes only liabilities for active employees. The weighted average modified duration of the defined benefit obligation at December 31, 2018 is 21.8 years (2017: 20.9 years).
Change in fair value of plan assets

	2018	2017
Fair value of plan assets at January 1	6,036,647	5,030,407
Interest income	36,304	37,500
Return on plan assets excluding interest income	(634,190)	332,759
Employer contributions	146,245	236,074
Plan participants' contributions	146,245	236,074
Transfer-out amounts	(3,367,834)	(440,950)
Transfer-in amounts of new employees	79,930	622,205
Administration expense	(6,009)	(17,422)
Fair value of plan assets at December 31	2,437,338	6,036,647

Net defined benefit liability recognized in the statement of financial position

	December 31, 2018	December 31, 2017
Present value of funded defined benefit obligation	3,085,625	7,999,617
Fair value of plan assets	(2,437,338)	(6,036,647)
Net defined benefit liability	648,287	1,962,970

Defined Benefit Cost

	2018	2017	2016
Service cost	90,162	348,172	319,173
Net interest expense	14,541	12,994	14,922
Administration expense	6,009	17,422	8,710
Total defined costs for the year recognized in profit or loss	110,712	378,588	342,805

Remeasurement of the Defined Benefit Liability

	2018	2017	2016
Actuarial loss (gain) arising from changes in financial assumptions	(119,117)	(150,552)	412,396
Actuarial loss arising from experience adjustments	(1,792,265)	211,331	264,417
Actuarial gain arising from demographic assumptions	—	—	(258,876)
Return on plan assets excluding interest income	634,190	(332,759)	(23,835)
Total defined benefit cost for the year recognized in the other comprehensive loss	(1,277,192)	(271,980)	394,102

Assumptions

At December 31	2018	2017	2016
Discount rate	0.95%	0.80%	0.70%
Future salary increase	1.10%	1.10%	1.10%
Pension indexation	0.00%	0.00%	0.00%
Mortality and disability rates	BVG2015G	BVG2015G	BVG 2015G

Sensitivity analysis
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

December 31,	2018	2017
Change in assumption	0.25 % increase	0.25 % increase
Discount rate	(138,606)	(354,477)
Salary increase	13,121	49,707
Pension indexation	65,943	189,965
Change in assumption	+ 1 year	+ 1 year
Life expectancy	60,369	182,977

19. Finance income and finance expense

	2018	2017	2016
Interest income	—	53,570	67,565
Net foreign currency exchange gain	1,103,067	1,912,681	843,950
Revaluation gain from derivative financial instruments	1,350,071	3,372,186	291,048
Total finance income	2,453,138	5,338,437	1,202,563
Interest expense (incl. Bank charges)	1,070,177	1,640,394	828,547
Net foreign currency exchange loss	1,242,938	2,737,273	944,047
Total finance expense	2,313,115	4,377,667	1,772,594
Finance income/(expense), net	140,023	960,770	(570,031)

In 2018, net foreign currency exchange gains contain translation gains of CHF 264,029 (2017: CHF 1,315,029; 2016: CHF 396,665) which arose on the Company’s USD and EUR denominated cash and cash equivalents. In 2018, interest expenses include interest paid to Hercules Capital, Inc. under the Loan and Security Agreement in an amount of CHF 435,993 (2017: CHF 1,182,369; 2016: CHF 546,170).

20. Taxation
The Group’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

	2018	2017	2016
Deferred income tax expense	(294,056)	(21,415)	—
Deferred income tax gain	131,879	39,188	131,055
	(162,177)	17,773	131,055

The Group’s effective income tax expense differed from the expected theoretical amount computed by applying the Group’s applicable weighted average tax rate of 21.1% in 2018 (2017: 21.7%, 2016: 21.5%) as summarized in the following table:

Reconciliation	2018	2017	2016
Loss before income tax	(11,334,224)	(24,427,247)	(30,793,306)
Income tax at statutory tax rates applicable to results in the respective countries	2,397,177	5,311,030	6,629,237
Effect of unrecognized temporary differences	140,371	193,598	(27,072)
Effect of unrecognized taxable losses	(2,553,594)	(5,429,935)	(6,360,837)
Effect of previously unrecognised deferred tax asset	114,116	39,189	131,055
Effect of expenses deductible for tax purposes	—	9,696	2,505
Effect of expenses not considerable for tax purposes	—	—	23,716
Effect of impact from application of different tax rates	(260,247)	(105,805)	(267,695)
Effect of unrecognized taxable losses in equity	—	—	146
Income tax gain	(162,177)	17,773	131,055

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of December 31 is presented below:

Deferred Tax Liabilities	December 31, 2018	December 31, 2017
Intangible assets	(627,540)	(349,052)
Hercules Loan Facility	(889)	(47,477)
Derivative financial asset	(17,763)	—
Total	(646,192)	(396,529)

Deferred Tax Asset	December 31, 2018	December 31, 2017
Net operating loss (NOL)	305,206	217,720
Total	305,206	217,720

Deferred Tax, net	(340,986)	(178,809)

Deferred Tax 2018	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(349,052)	(276,293)	(2,195)	(627,540)
Hercules Loan Facility	(47,477)	46,588	—	(889)
Derivative financial asset	—	(17,763)	—	(17,763)
Net operating loss (NOL)	217,720	85,291	2,195	305,206
Total	(178,809)	(162,177)	—	(340,986)

Deferred Tax 2017	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(327,637)	(21,415)	—	(349,052)
Hercules Loan Facility	(76,390)	28,913	—	(47,477)
Net operating loss (NOL)	207,445	10,275	—	217,720
Total	(196,582)	17,773	—	(178,809)

As of December 31, 2018, the Group had total gross tax loss carry forwards amounting to CHF 151.4 million (2017: CHF 142 million), of which CHF 150.3 million related to Auris Medical AG, Auris Medical Holding AG and Otolanum AG in Switzerland and CHF 1.1 million to Auris Medical Inc. in the United States (2017: CHF 140.9 million for Auris Medical AG and Otolanum AG and CHF 1.1 million for Auris Medical Inc.).
The Group’s tax loss carry-forwards with their expiry dates are as follows:

	December 31, 2018	December 31, 2017
Within 1 year	8,173,993	1,754,398
Between 1 and 3 years	41,980,704	31,089,191
Between 3 and 7 years	100,136,349	108,055,089
More than 7 years	1,070,993	1,072,260
Total	151,362,039	141,970,938
The tax effect of the major unrecognized temporary differences and loss carry-forwards is presented in the table below:

	December 31, 2018	December 31, 2017
Deductible temporary differences
Employee benefit plan	143,271	433,816
Stock option plans	148,407	400,764
Total potential tax assets	291,678	834,580
Taxable unrecognized temporary differences
Property and equipment	—	—
Total unrecognized potential tax liabilities	—	—
Offsetting potential tax liabilities with potential tax assets	—	—
Net potential tax assets from temporary differences not recognized	291,678	834,580
Potential tax assets from loss carry-forwards not recognized	31,387,022	29,959,963
Total potential tax assets from loss carry-forwards and temporary differences not recognized	31,678,700	30,794,543

21. Loss per share

	December 31, 2018	December 31, 2017	December 31, 2016
Loss attributable to owners of the Company	(11,496,401)	(24,409,474)	(30,662,251)
Weighted average number of shares outstanding *	15,900,865	4,374,187	3,432,928
Basic and diluted loss per share	(0.72)	(5.58)	(8.93)

* The basic and diluted loss per share for the year ended December 31, 2017 and the year ended December 31, 2016 is revised to reflect the reverse-split ratio of 10 to 1 following the Merger on March 13, 2018.

For the years ended December 31, 2018 and 2017 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the Stock Option Plans (Note 13) and the warrant issued to Hercules (Note 24) as they would be anti-dilutive. As of December 31, 2018, the Company has 992,777 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2018 and December 31, 2018 was 459,645 (1,676,526 for the period between January 1, 2017 and December 31, 2017). As of December 31, 2018, the Company issued warrants to purchase up to 6,544,791 of its common shares outstanding.

22. Commitments and contingencies
Operating lease commitments
In August 2018, the Group assigned its lease agreement for its office space entered into on October 1, 2016 to a third party and entered into a new lease agreement for new office space with indefinite duration and a six-month cancellation period.
The future minimum lease payments under non-cancellable operating leases that are not accounted for in the statement of financial position were as follows:

	December 31, 2018	December 31, 2017
Within one year	24,374	161,110
Between one and five years	—	446,051
Total	24,374	607,161

Office lease expenses of CHF 118,337, CHF 192,957 and CHF 148,039 were recorded in 2018, 2017 and 2016, respectively, in the consolidated statement of profit or loss and other comprehensive loss.

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
Compensation of the members of the Board of Directors and Management
In 2018, the total compensation paid to management amounted to CHF 1,403,250 (2017: CHF 1,973,167; 2016: CHF 1,871,406). The fees paid to members of the Board of Directors in 2018 for their activities as board members totaled CHF 287,384 (2017: CHF 337,619; 2016: CHF 364,276).

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

	Executive Management			Board of Directors			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Short term benefits	1,002,707	1,576,864	1,554,850	200,421	280,762	325,493	1,203,128	1,857,626	1,880,343
Post-employee benefits years	55,278	94,839	88,838	—	—	—	55,278	94,839	88,838
Share-based payment charge	204,224	190,659	217,981	60,657	72,647	103,380	264,881	263,306	321,361
Total	1,262,209	1,862,362	1,861,669	261,078	353,409	428,873	1,523,287	2,215,771	2,290,542
In 2018, CHF 264,881 (2017: CHF 263,306; 2016: CHF 321,361) was expensed for grants of stock options to members of the Board of Directors and management. The 2018 share based payment charge shown above excludes adjustments for instruments forfeited in 2018 due to termination of service. Contributions to pension schemes amounted to CHF 55,278, CHF 94,839 and CHF 88,838 during the years 2018, 2017 and 2016, respectively. No termination benefits or other long term benefits were paid.
Members of the Board of Directors and management held 703,235, 1,782,605 and 656,355 stock options as of December 31, 2018, 2017, and 2016, respectively.
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
Controlled Equity OfferingSM
Thomas Meyer, the Company's Chief Executive Officer, or the Share Lender, has entered into a share lending agreement with Cantor to facilitate the timely settlement of common shares sold under the Controlled Equity Offering Sales Agreement with Cantor. Pursuant to the terms of the share lending agreement, the Share Lender will lend common shares to Cantor so that those common shares may be delivered by Cantor to purchasers of common shares sold in the offering. Cantor will return common shares to the Share Lender upon the issuance of new common shares by the Company to Cantor. Neither the Company nor the Share Lender received any compensation for this arrangement. In the year ended December 31, 2017, the Company did not offer or sell any common shares under the Controlled Equity Offering Sales Agreement. The Controlled Equity Offering program terminated upon consummation of the Merger on March 13, 2018.

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

On April 5, 2018 the Company entered into an agreement with Hercules whereby the terms of the Hercules Loan and Security Agreement were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Hercules Loan and Security Agreement. The Company shall maintain a blocked cash account denominated in United States Dollars as a blocked account (the “Blocked Account”) as collateral for the remaining principal balance of the Secured Obligations and the End of Term Charge. The carrying value of the cash serving as collateral is USD 2,120,257. The Blocked Account will be reduced on a dollar for dollar basis by the amount of such principal payments or end of term charge when such payments are received by Lender. Following the modification of the loan to repay $5 million, a loss of CHF 334,747 was recognized in connection with the modification of the loan and transaction costs. This loss is presented in the line interest expense in the condensed consolidated interim statement of profit or loss and other comprehensive income or loss.

The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs. Subsequent to initial recognition, the loan is measured at amortized cost using the effective interest method. Applying this method, the calculated value of the loan as of December 31, 2018 is CHF 1,435,400. Of the CHF 1,435,400 amortization payments due within the next 12 months in an amount of CHF 1,435,400 are reclassified as current liabilities.

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
As of December 31, 2018 the fair value of the warrant amounts to CHF 3,804. Therefore, the fair value decreased by the total amount of CHF 19,546 in the current year (2017: CHF 93,782).

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

As of December 31, 2018, the fair value of the warrants amounted to CHF 166,301 (2017:1,813,413). The fair value decreased by CHF 1,647,112 resulting in a revaluation gain of the same amount for the year ended December 31, 2018.

As of March 13, 2018, following the consummation of the Merger, the outstanding warrants issued in the February 2017 Offering are excisable for up to 794,500 common shares at an exercise price of $12.00 per common share.

On January 30, 2018, the Company issued 7,499,999 warrants in connection with a direct offering of 12,499,999 common shares, each warrant entitling its holder to purchase one common share at an exercise price of $0.50 per common share. As of March 13, 2018, following the consummation of the Merger, the warrants became exercisable for an aggregate of 750,002 of our common shares (assuming the Company decides to round up fractional common shares to the next whole common share), at an exercise price of $5.00 per common share. As of December 31, 2018 the fair value of the warrants amounted CHF 289,651. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,194,096, resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018, the Company issued 6,282,051 Series A warrants and 4,487,178 Series B warrants in connection with the July 2018 Registered Offering of 17,948,717 common shares, each warrant entitling its holder to purchase one common share at an exercise price of CHF 0.39 per common share. Revaluation gain/(loss) show the changes in fair value of the outstanding Series B warrant issued in connection with this offering.

As of December 31, 2018, 2,904,518 Series A warrants were exercised for an aggregate amount of CHF 1,132,762 and 2,864,422 Series B warrants were exercised for an aggregate amount of CHF 1,117,125.

As of December 31, 2018, 2,864,422 Series B exercised warrants were subject to revaluation at the time that they were exercised and the fair value amounted to CHF 3,005,348. Since its initial recognition on July 17, 2018 the fair value of the warrants has increased by CHF 2,433,098, resulting in a loss in the corresponding amount (fair value as of July 17, 2018: CHF 572,249).

As of December 31, 2018, the number of Series B warrants outstanding subject to revaluation were 690,702 and the fair value of the amounted to CHF 215,572. Since its initial recognition on July 17, 2018, the fair value of the warrants has increased by CHF 77,585, resulting in a loss in the corresponding amount (fair value as of July 17, 2018: CHF 137,987).

26. Events after the balance sheet date
Equity Offering
As of March 14, 2019, the Company had issued an aggregate of 1,979,074 common shares under the "At-the-market" agreement with AGP for a total amount of $978,415.
Redomestication
On January 24, 2019, the Company's board of directors determined that it would be in the Company's best interest to change its legal seat and jurisdiction of incorporation, respectively, from Switzerland to Bermuda pursuant to the Redomestication. the Company's shareholders approved the Redomestication and adopted the Memorandum of Continuance and the Bye-laws at an extraordinary general meeting of shareholders held on March 8, 2019. The Company expects to effect the Redomestication prior to the end of March 2019.