Form 20-F
period 2019-12-31
Auris Medical Holding Ltd.
filed 2020-04-16
CIK 1601936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36582

AURIS MEDICAL HOLDING LTD.

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation)

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

(Address of principal executive offices)

Thomas Meyer

Tel: +1 (441) 295 59 50

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Michael J. Lerner, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

Tel: (212) 262-6700

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value CHF 0.40 per share	EARS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

Common shares: 4,125,949

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

☒  Yes ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☐

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

☐  Yes ☒  No

AURIS MEDICAL HOLDING LTD.

i

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (the “Annual Report”) to “Auris Medical Holding Ltd.,” “Auris Medical,” “Auris,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to (i) Auris Medical Holding AG (formerly Auris Medical AG), or Auris Medical (Switzerland), together with its subsidiaries, prior to our corporate reorganization by way of the merger of Auris Medical Holding AG into Auris Medical NewCo Holding AG (the “Merger”), a newly incorporated, wholly-owned Swiss subsidiary on March 13, 2018 (i.e. to the transferring entity), (ii) to Auris Medical Holding AG (formerly Auris Medical NewCo Holding AG), together with its subsidiaries after the Merger (i.e. to the surviving entity) and prior to the Redomestication (as defined below) and (iii) to Auris Medical Holding Ltd., a Bermuda company, or Auris Medical (Bermuda), the successor issuer to Auris Medical (Switzerland) under Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the effective time at which Auris Medical (Switzerland) continued its corporate existence from Switzerland to Bermuda (the “Redomestication”), which occurred on March 18, 2019. The trademarks, trade names and service marks appearing in this report are property of their respective owners.

On May 1, 2019, the Company effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of the Company’s issued and outstanding common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2019 Reverse Share Split.

Unless indicated or the context otherwise requires, (i) all references in this report to our common shares as of any date prior to March 13, 2018 refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.40 per share (pre-2019 Reverse Share Split)) prior to the 10:1 “reverse share split” effected through the Merger, (ii) all references to our common shares as of, and after, March 13, 2018 and prior to the Redomestication refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.02 per share (pre-2019 Reverse Share Split)) after the 10:1 “reverse share split” effected through the Merger, (iii) all references to our common shares as of, and after, the Redomestication on March 18, 2019 refer to the common shares of Auris Medical (Bermuda) (having a par value of CHF 0.02 per share (pre-2019 Reverse Share Split)) and (iv) the Company’s common shares on or after May 1, 2019, the date of the 2019 Reverse Share Split, have a par value of CHF 0.40.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information-D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	our operation as a development-stage company with limited operating history and a history of operating losses;

●	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed;

●	the outcome of our review of strategic options and of any action that we may pursue as a result of such review;

●	our dependence on the success of AM-125, AM-201, Keyzilen® (AM-101) and Sonsuvi® (AM-111), which are still in clinical development, may eventually prove to be unsuccessful;

●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

●	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

●	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

●	if our product candidates obtain regulatory approval, our product candidates being subject to expensive, ongoing obligations and continued regulatory overview;

●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

●	the chance that we do not obtain orphan drug exclusivity for Sonsuvi®, which would allow our competitors to sell products that treat the same conditions;

●	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

●	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

●	our reliance on our current strategic relationships with INSERM or Xigen and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

●	our ability to meet the continuing listing requirements of Nasdaq and remain listed on The Nasdaq Capital Market;

●	the chance that certain intangible assets related to our product candidates will be impaired; and

●	other risk factors discussed under “Item 3. Key Information-D. Risk factors”.

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

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019 has been derived from our consolidated financial statements presented elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial data for the years ended December 31, 2016 and 2015 has been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS and which have not been included herein.

This financial information should be read in conjunction with “Item 5-Operating and Financial Review and Prospects” and our consolidated audited financial statements, including the notes thereto, included in this Annual Report.

	For the years ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of CHF except for share and per share data)
Profit or Loss and Other Comprehensive Loss:
Research and development	(3,325)	(6,690)	(19,211)	(24,777)	(26,536)
General and administrative	(3,934)	(4,264)	(5,150)	(5,447)	(4,342)
Operating loss	(7,259)	(10,954)	(24,361)	(30,224)	(30,878)
Interest income	18	—	54	68	37
Interest expense	(29)	(1,070)	(1,640)	(829)	(8)
Foreign currency exchange gain/(loss), net	(219)	(140)	(825)	(100)	1,144
Revaluation gain from derivative financial instruments	664	1,350	3,372	291	—
Transaction costs	—	(520)	(1,027)
Loss before tax	(6,825)	(11,334)	(24,427)	(30,794)	(29,705)
Income tax gain/(loss)	194	(162)	18	131	—
Income tax expense	—	—	—	—	—
Net loss attributable to owners of the Company	(6,631)	(11,496)	(24,409)	(30,663)	(29,705)
Other comprehensive loss:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	(72)	1,277	272	(394)	(54)
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	16	(11)	50	(20)	(13)
Other comprehensive income/(loss)	(56)	1,266	322	(414)	(67)
Total comprehensive loss attributable to owners of the Company	(6,687)	(10,230)	(24,087)	(31,077)	(29,772)
Net loss per share(1)
Net loss per share, basic and diluted(2)	(2.28)	(14.46)	(111.61)	(178.60)	(184.00)
Weighted-average number of shares used to compute net loss per common share, basic and diluted	2,909,056	795,043	218,709	171,646	161,496

(1)	For periods prior to the closing of our initial public offering, net loss per share includes preference shares, which were converted on a one-for-one basis upon the closing of our initial public offering.

(2)	Basic net loss per common share and diluted net loss per common share are the same. See Note 21 to our audited consolidated financial statements included elsewhere in this Annual Report. The basic and diluted loss per share for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 is revised to reflect the reverse-split ratio of 20 to 1 following the 2019 Reverse Share Split on May 1, 2019.

	As of December 31,
	2019	2018	2017	2016	2015
		(in thousands of CHF)
Statement of Financial Position Data:
Cash and cash equivalents	1,385	5,393	14,973	32,442	50,237
Total assets	9,226	9,877	17,826	35,658	52,812
Total liabilities	3,190	6,227	19,888	21,515	8,070
Share capital	1,650	710	19,350	13,732	13,722
Total shareholders’ (deficit)/equity attributable to owners of the Company	6,036	3,650	(2,162)	14,143	44,741

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

We are a development-stage biopharmaceutical company with limited operating history. Since inception, we have incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 6.7 million, CHF 11.5 million and CHF 24.4 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had an accumulated deficit of CHF 152.8 million.

Our losses have resulted principally from expenses incurred in research and development of our product candidates, pre-clinical research and general and administrative expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our product candidates in clinical development. In our financial year ended December 31, 2019, we incurred CHF 7.3 million in operating loss and capitalized development cost of CHF 3.2 million, and we expect our total cash need in 2020 to be in the range of CHF 7.5 to 10.0 million for our expected total operating expenses of CHF 3.5 to 4.5 million and our expected capitalized research and development costs of CHF 4.0 to 5.5 million.

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

We have no products approved for commercialization and have never generated any revenue. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and obtain the marketing approvals necessary to commercialize, one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we obtain regulatory approval for, and commercialize, Keyzilen®, Sonsuvi®, AM-125 or AM-201. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing research and clinical development of our product candidates;

●	obtaining marketing approvals for our product candidates, including Keyzilen®, Sonsuvi®, AM-125 or AM-201, for which we will have to complete clinical trials;

●	developing a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;

●	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;

●	obtaining market acceptance of our product candidates as viable treatment options;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

●	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

●	attracting, hiring, and retaining qualified personnel.

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

We may be unable to develop and commercialize Keyzilen®, Sonsuvi®, AM-125 or AM-201 or any other product candidate and, even if we do, may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a semiannual or annual basis. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, expand our business or continue our operations.

We expect that we will need substantial additional funding before we can expect to become profitable from sales of our products. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our research and development expenses to remain significant in connection with our ongoing clinical development activities, particularly as we initiate new trials with AM-125 and AM-201 may initiate new trials of Keyzilen® and Sonsuvi® and may initiate pre-clinical and clinical development of other product candidates. We expect our total cash need in 2020 to be in the range of CHF 7.5 to 10.0 million for our expected total operating expenses of CHF 3.5 to 4.0 million and our expected capitalized research and development costs of CHF 4.0 to 5.5 million. As of December 31, 2019, our cash and cash equivalents were CHF 1.4 million. Our assumptions may prove to be wrong, and we may have to use our capital resources sooner than we currently expect. If we are unable to raise capital when needed, we could be forced to delay, suspend, reduce or terminate our product development programs or commercialization efforts. Also, should we fail to raise sufficient funds to cover our operating expenditures for at least a 12 month period, we may no longer be considered a “going concern.” The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. The board of directors will need to consider the interests of our creditors and take appropriate action to restructure the business if it appears that we are insolvent or likely to become insolvent. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

●	the number and characteristics of product candidates that we pursue;

●	the cost, timing, and outcomes of regulatory approvals;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to continue our ongoing clinical development activities and seek to obtain regulatory approval for, and commercialize, our product candidates. The COVID-19 outbreak and its impact on the global financial markets may limit our ability to raise additional funds to continuously fund our operations and complete the research and development of all of our product candidates. If we receive regulatory approval for any of our product candidates, and if we choose to not grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to continue to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

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

We are in the process of evaluating potential next steps in the development of our late-stage product candidates Keyzilen® and Sonsuvi®. We cannot give any assurance that these candidates will continue to be developed, receive regulatory approval or be successfully commercialized or partnered.

We do not have any products that have gained regulatory approval. We have two late-stage clinical product candidates, (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), which is being developed for the treatment of acute inner ear hearing loss. On March 13, 2018, we announced that the TACTT3 Phase 3 clinical trial with Keyzilen® did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Index, or TFI, score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. This followed our announcement in August 2016 that, TACTT2, the previously conducted Phase 3 sister trial with Keyzilen®, did not meet its two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo.

On April 25, 2019, we announced that we had completed the design of a pivotal Phase 2/3 trial for Keyzilen®. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. On September 13, 2019, we announced that we had obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. If we continue development of Keyzilen®with a pivotal Phase 2/3 trial in order to pursue regulatory approval, which may require additional studies and trials in the future, we would need to obtain additional funds for any such additional study or studies, and we may be unable to do so. We currently aim to implement the further development of Keyzilen® with non-dilutive funding, which may include strategic partnering, special purpose vehicle financing, grant funding or a combination thereof. If we are not able to obtain additional funds, we will not be able to complete the development, testing and commercialization of Keyzilen®.

On November 28, 2017, we announced that the HEALOS Phase 3 clinical trial that investigated our other late-stage product candidate, Sonsuvi®, in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, in post-hoc analyses, a clinically meaningful and nominally significant improvement in hearing was observed in the subpopulation of patients with acute profound hearing loss at baseline. Based on these results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the European Medicines Agency, or EMA, and subsequently also to the U.S. Food and Drug Administration, or the FDA, for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. We currently aim to implement the further development of Sonsuvi® through strategic partnering, special purpose vehicle financing, grant funding or a combination thereof. If we are not able to obatin additional funds, we will not be able to complete the development, testing and commercialization of Sonsuvi®.

On December 30, 2019, we announced the formation of a new subsidiary, Zilentin Ltd., to bundle our development projects for the treatment of tinnitus and hearing loss in a separate entity. Upon completion of the transfers from other Group companies, Zilentin Ltd. is expected to own all tangible and intangible assets related to the development of tinnitus therapeutics, including Keyzilen®, and hearing loss therapeutics (Sonsuvi®).

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

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of Keyzilen®, Sonsuvi®, AM-125 and AM-201, which are still in clinical development. Our ability to generate product revenues, which we do not expect will occur for at least the next few years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. We currently generate no revenues from sales of any drugs, and we may never be able to develop or commercialize a marketable drug. The success of Keyzilen®, Sonsuvi®, AM-125 and AM-201 and our other product candidates will depend on several factors, including the following:

●	completing clinical trials that demonstrate the efficacy and safety of our product candidates;

●	receiving marketing approvals from competent regulatory authorities;

●	establishing commercial manufacturing capabilities;

●	launching commercial sales, marketing and distribution operations;

●	acceptance of our product candidates by patients, the medical community and third-party payors;

●	a continued acceptable safety profile following approval;

●	competing effectively with other therapies; and

●	qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize Keyzilen®, Sonsuvi®, AM-125 and AM-201, which would materially adversely affect our business, financial condition and results of operations.

We face risks related to health epidemics and outbreaks, including the COVID-19 “coronavirus” outbreak, which could significantly disrupt our preclinical studies and clinical trials, and therefore our receipt of necessary regulatory approvals could be delayed or prevented.

In December 2019, a novel strain of coronavirus COVID-19 was reported to have surfaced in Wuhan, China. The extent to which COVID-19 may impact our preclinical and clinical trial operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and geographic reach of the outbreak, the severity of COVID-19, and the effectiveness of actions to contain and treat COVID-19. In particular, the COVID-19 outbreak will delay enrollment of patients into our “TRAVERS” phase 2 trial with AM-125. Candidates for participation in this trial undergo certain types of neurosurgery, which are elective procedures. Due to the COVID-19 outbreak, the sites participating in the “TRAVERS” trial have postponed elective procedures and temporarily reduced or suspended clinical research activities. As a result, enrollment came to a halt towards the end of March 2020. Although sites are expected to catch up on enrollment once COVID-19 related restrictions are relaxed, the Company therefore expects that the interim analysis following Part A of the trial will be completed only in the third quarter of 2020, at the earliest.

The continued spread of COVID-19 globally could otherwise adversely impact our clinical trial operations, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. Disruptions or restrictions on our ability to travel to monitor data from our clinical trials, or to conduct clinical trials, or the ability of patients enrolled in our studies to travel, or the ability of staff at study sites to travel, as well as temporary closures of our facilities or the facilities of our clinical trials partners and their contract manufacturers, would negatively impact our clinical trial activities. In addition, we rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our preclinical studies and clinical trials, including the collection of data from our clinical trials, and the outbreak may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us. Similarly, our preclinical trials could be delayed and/or disrupted by the outbreak. As a result, the expected timeline for data readouts of our preclinical studies and clinical trials and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results.

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

To date, we have not completed all clinical trials required for the approval of any of our product candidates. Keyzilen®and Sonsuvi® are in Phase 3 clinical development, subject to our ability to find non-dilutive partnering for such programs, and AM-125 and AM-201 are in Phase 2 and Phase 1 clinical development, respectively.

The completion of clinical trials for our clinical product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

●	the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

●	delays or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

●	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;

●	negative or inconclusive results, which may require us to conduct additional pre-clinical or clinical trials or to abandon projects that we expect to be promising;

●	safety or tolerability concerns could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

●	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;

●	lower than anticipated retention rates of patients and volunteers in clinical trials;

●	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a trial;

●	delays relating to adding new clinical trial sites;

●	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

●	errors in survey design, data collection and translation;

●	delays in establishing the appropriate dosage levels;

●	the quality or stability of the product candidate falling below acceptable standards;

●	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical trials; and

●	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials.

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

Positive or timely results from pre-clinical or early-stage trials do not ensure positive or timely results in late-stage clinical trials or product approval by the FDA, the EMA or comparable foreign regulatory authorities. Product candidates that show positive pre-clinical or early clinical results may not show sufficient safety or efficacy in later stage clinical trials and therefore may fail to obtain regulatory approvals. For example, although Keyzilen®achieved favorable results in our Phase 2 efficacy trial, in August 2016, we announced that the Phase 3 TACTT2 clinical trial of Keyzilen® did not meet its two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. On March 13, 2018, we announced that the TACTT3 trial had not met its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation.

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

In the case of Keyzilen®, our endpoints in Phase 3 clinical trials were based on patient reported outcomes, or PROs, some of which were captured daily from trial participants with electronic diaries. Based on insights from our analysis of the TACTT2 and TACTT3 trials, we believe the high frequency of tinnitus loudness ratings over an extended period of time may have caused a number of patients to excessively focus on their tinnitus symptoms, thereby influencing the measured outcome. In addition, the daily reporting requirements may have led to rating fatigue and a loss of accuracy and reliability of the data that were entered. In the previous clinical trials with Keyzilen® we had collected these PROs only during study visits, i.e. much less frequently. Under the Special Protocol Assessment (SPA) with the FDA we agreed to increase the rating frequency for the TACTT trials.

In the case of Sonsuvi®, we are evaluating safety and efficacy in an idiopathic condition which implies a considerable heterogeneity in the etiology and natural history of the condition. In addition, we have been dealing with a limited availability of detailed and reliable data relating to the natural history of acute hearing loss, which implies substantial uncertainty with regards to the design of clinical trials, e.g. for determining the number of patients required for statistical testing or the size of the expected treatment effect. For example, a Phase 2 clinical trial with Sonsuvi® showed a strong relationship between the level or severity of initial hearing loss and the size of the treatment effect for active-treated patients compared to placebo-treated patients. Whereas a high spontaneous recovery rate and no treatment effects were observed in patients with mild to moderate hearing loss at baseline, lower spontaneous recovery and meaningful treatment effects were observed in patients with severe to profound hearing loss. Accordingly, enrollment into the Phase 3 trials HEALOS and ASSENT was restricted to patients with severe-profound hearing loss at baseline. On November 28, 2017, we announced that the HEALOS Phase 3 clinical trial that investigated Sonsuvi® in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment group. Accordingly, in HEALOS we found confirmation about the relationship between severity of hearing loss and the size of therapeutic effects; however, such therapeutic effects were not observed in the subgroup of patients with severe initial hearing loss but rather, unlike in the Phase 2 trial, only in the subgroup with profound initial hearing loss. We understand from animal studies that the pharmacological target for Sonsuvi® is only activated in case of severe acute cochlear injury; however, activation of this target cannot be determined in humans, and we had to rely on the measurement of hearing loss for assessing the severity of injury.

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

Orphan drug designation for AM-111 was granted by the FDA and EMA for the treatment of acute sensorineural hearing loss, or ASNHL, an umbrella term that comprises hearing loss from acute acoustic trauma, or AAT, surgery-induced trauma or idiopathic sudden sensorineural hearing loss, or ISSNHL. We estimate ISSNHL to be the largest of the three subgroups. The broader, more general designation of ASNHL is based on the common pathophysiologic pathway shared by the three subgroups. Although we aim to obtain regulatory approval for the entire indication of ASNHL based on confirmatory efficacy and safety data that covers only one or two rather than all three of the subgroups, there can be no assurance that regulatory agencies will concur with this assumption at the time of the marketing approval procedure. In that case, it may not be sufficient to conduct trials in the subgroup of ISSNHL, as is currently planned to gain the indication for ASNHL.

If we are required to conduct additional clinical trials or other testing of Keyzilen®, Sonsuvi®, AM-125, AM-201 or any other product candidate that we develop beyond the trials and testing that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with Keyzilen®, Sonsuvi®or our other product candidates, we may:

●	be delayed in obtaining marketing approval for our product candidates;

●	not obtain marketing approval at all;

●	obtain approval for indications or patient populations that are not as broad as intended or desired;

●	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

●	be subject to additional post-marketing testing or other requirements; or

●	remove the product from the market after obtaining marketing approval.

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

In our clinical trials of Keyzilen® and Sonsuvi® to date, adverse events have included procedure-related transient changes in tinnitus loudness, muffled hearing, ear discomfort or pain, incision site complications and middle ear infections. A limited number of serious adverse events were observed (in 1.2 to 2.5% of patients enrolled in the Keyzilen® trials and in 2.7 to 4.5% of patients in the Sonsuvi® trials); all (Keyzilen®) or most (Sonsuvi®) were considered unrelated or unlikely related to the treatment. In the two Phase 1 trials and the currently ongoing Phase 1b trial (up to the interim analysis) with intranasal betahistine, adverse events included transient and dose-dependent nasal congestion or discomfort. No serious adverse events were observed. Occurrence of serious procedure- or treatment-related side effects could impede clinical trial enrollment and receipt of marketing approval from the FDA, the EMA and comparable foreign regulatory authorities. They could also adversely affect physician or patient acceptance of our product candidates.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw approvals of such product;

●	regulatory authorities may require additional warnings on the label;

●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

●	we could be sued and held liable for harm caused to patients; and

●	our reputation and physician or patient acceptance of our products may suffer.

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

Even though we have obtained orphan drug designation for Sonsuvi® for the treatment of ASNHL in the United States and Europe, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug designation for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Moreover, the FDA can waive orphan drug exclusivity if we are unable to manufacture sufficient supplies of Sonsuvi® if the FDA finds that a subsequent applicant demonstrates clinical superiority to Sonsuvi®. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

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

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we have been primarily focused on the development of Keyzilen®, Sonsuvi®, AM-125 and AM-201 for the treatment of acute inner ear tinnitus, acute inner ear hearing loss, vertigo and antipsychotic-induced weight gain, respectively, with our current commercial focus being limited to AM-125 and AM-201 while we search for non-dilutive or strategic transactions with respect to Keyzilen® and Sonsuvi®. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, in particular for inner ear disorders, our business, financial condition and results of operations could be materially adversely affected.

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

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have two late-stage clinical product candidates, (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), being developed for the treatment of acute inner ear hearing loss. Additionally, we have one product candidate, AM-125, in Phase II clinical development, and another, AM-201, in Phase I clinical development. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

Although certain of our employees have prior experience with submitting marketing applications to the FDA, EMA or comparable foreign regulatory authorities, we as a company have not submitted such applications for our product candidates. We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

●	the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

●	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

●	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical trials or clinical trials;

●	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, or other submission or to obtain regulatory approval in the United States or elsewhere;

●	we may be unable to demonstrate to the FDA, EMA or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

●	the FDA, EMA or other regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

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

There are currently no drugs with proven efficacy for acute inner ear tinnitus, acute inner ear hearing loss or acute peripheral vertigo. In addition, there has been limited historical clinical trial experience generally for the development of drugs to treat these conditions. Regulatory authorities in the United States and European Union have not issued definitive guidance as to how to measure the efficacy of treatments for acute inner ear tinnitus, acute inner ear hearing loss or acute peripheral vertigo, and regulators have not yet established what is required to be demonstrated in a clinical trial in order to signify a clinically meaningful result and/or obtain marketing approval. We designed our Phase 3 trials for Keyzilen® and Sonsuvi® to include endpoints that we believe are clinically justified and meaningful. Specifically, with regard to Keyzilen®, the FDA and EMA supported the use of the Tinnitus Functional Index (TFI) questionnaire as the primary efficacy outcome measure. The TFI captures the impact of tinnitus on the patient’s day-to-day functioning. Furthermore, the two agencies agreed on a weekly collection of patient-reported tinnitus loudness. The FDA considers the improvement in tinnitus loudness as a co-primary efficacy endpoint, whereas the EMA endorsed it as a secondary efficacy endpoint.

With regard to Sonsuvi®, the FDA and EMA have indicated that a 10 dB improvement in hearing thresholds compared to placebo is clinically significant, in line with clinical practice. However, no product has been approved for marketing based upon such guidance and we cannot be certain that Sonsuvi® will be approved even if it were to demonstrate such result in further Phase 3 trials.

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

After determining that we did not achieve the primary efficacy endpoint in our completed HEALOS clinical trial of Sonsuvi®for the treatment of ASNHL, we performed retrospective analyses that we believe show treatment effects on the magnitude of hearing recovery in favor of Sonsuvi® in cases of profound hearing loss at baseline. Although we believe that these additional analyses were warranted, a retrospective analysis performed after unblinding trial results can result in the introduction of bias if the analysis is inappropriately tailored or influenced by knowledge of the data and actual results. In particular, the analysis that resulted in a clinically meaningful effect being observed in active-treated patients who suffered from profound acute hearing loss poses greater risk of bias as such subgroup was not pre-specified in the trial design, notwithstanding that we applied a commonly used definition of profound hearing loss.

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

Discovery of previously unknown problems, or increased focus on a known problem, with an approved product may result in restrictions on its permissible uses, including withdrawal of the medicine from the market. Esketamine and betahistine, the active pharmaceutical ingredients, or APIs, of Keyzilen® and AM-125, may be affected by the safety of the drugs related to them. Although both APIs have been used successfully in patients for many years, newly observed toxicities or worsening of known toxicities, in pre-clinical studies of, or in patients receiving, Esketamine, the racemate Ketamine or betahistine, or reconsideration of known toxicities of these APIs in the setting of new indications, could result in increased regulatory scrutiny of Keyzilen®or AM-125. For example, Ketamine is regulated by the Drug Enforcement Administration, or DEA, under the Controlled Substances Act, or CSA, as a Schedule III drug. DEA scheduling is a separate process that can delay when a drug may become available to patients beyond a NDA approval date, and the timing and outcome of such DEA process is uncertain. Although we have observed no abuse liability associated with Keyzilen® to date, if Keyzilen® were to be scheduled under the CSA, such scheduling could negatively impact the ability or willingness of physicians to prescribe Keyzilen® and our ability to commercialize it.

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

If marketing authorization is obtained for any of our product candidates, the product will remain subject to continual regulatory review and therefore authorization could be subsequently withdrawn or restricted. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the manufacturing processes, labeling, packing, distribution, adverse event reporting, storage, advertising and marketing restrictions, and recordkeeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, cGDPs and cGCPs for any clinical trials that we conduct post-approval. In the European Union, the marketing authorization holder has to operate a pharmacovigilance system which conforms with and is equivalent to the respective Member State’s pharmacovigilance system, requiring the holder to evaluate all information scientifically, to consider options for risk minimization and prevention and to take appropriate measures as necessary. As part of this system, we will have to, inter alia, have a qualified person responsible for pharmacovigilance, maintain a pharmacovigilance system master file, operate a risk management system for each medicinal product, monitor the outcome of risk minimization measures, and update continuously all pharmacovigilance data to update the risk assessment.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

●	fines, warning letters or holds on clinical trials;

●	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

●	product seizure or detention, or refusal to permit the import or export of products; and

●	injunctions or the imposition of civil or criminal penalties.

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

Future legislation, third-party coverage and reimbursement and health care cost containment initiatives and treatment guidelines may constrain our future revenues.

Our ability to successfully market our product candidates will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of our products and related treatments. Countries in which any of our product candidates are sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. We may not be able to sell our product candidates profitably if adequate prices are not approved or coverage and reimbursement is unavailable or limited in scope. Increasingly, third-party payors attempt to contain health care costs in ways that are likely to impact our development of products including:

●	failing to approve or challenging the prices charged for health care products;

●	introducing reimportation schemes from lower priced jurisdictions;

●	limiting both coverage and the amount of reimbursement for new therapeutic products;

●	denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payors; and

●	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval.

Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. We cannot assure you as to the ultimate content, timing, or effect of changes, nor is it possible at this time to estimate the impact of any such potential legislation.

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

On June 23, 2016, the UK public voted in a referendum to leave the European Union. The UK officially left the EU on January 31, 2020 and is now in a transition period due to end on December 31, 2020.  During the transition period, the UK will continue to follow all of the EU’s rules and its trading relationship will remain the same, while the UK and the EU negotiate the terms of their post-2020 relationship, including how to handle the licensing and regulation of pharmaceuticals. Therefore, there will likely be no major legal implications for the life sciences sector in the short term, that is, during 2020. In the long term, however, the effects may be more severe, in particular if the EU and the UK cannot agree to a continued close association and/or the UK chooses not to incorporate existing European Union rules into UK national law and/or to no longer aligns itself with European law. The administrative burden for pharmaceutical companies could increase significantly because regulatory requirements, for example clinical trial authorizations and marketing authorization applications, may need to be fulfilled under a new and different legal framework for the UK. Existing marketing authorizations granted in the European Union under the centralized procedure prior to the exit may potentially not be recognized anymore by the UK.

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

Healthcare providers, payors and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, primarily in the United States, that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable U.S. healthcare laws and regulations, include the following:

●	the U.S. healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under U.S. government healthcare programs such as Medicare and Medicaid;

●	the U.S. False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

●	the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

●	the transparency requirements under the Health Care Reform Law require manufacturers of drugs, devices, biologics and medical supplies to report to the U.S. Department of Health and Human Services information related to payments and other transfers of value made by such manufacturers to physicians and teaching hospitals, and ownership and investment interests held by physicians or their immediate family members; and

●	analogous laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

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

We believe that our key competitors are Otonomy, Inc., or Otonomy, Sound Pharmaceuticals, Inc., or Sound Pharma, Sensorion SA, or Sensorion, and Alkermes plc, or Alkermes. In October 2013, Otonomy announced the launch of a development program for the treatment of tinnitus, OTO-311, which is based on the NMDA receptor antagonist gacyclidine and may directly compete with our Keyzilen® product candidate. In 2019 Otonomy initiated a Phase 1/2 trial with an adapted formulation (with the drug product now being called OTO-313). OTO-313’s competitive strength will ultimately depend on the demonstration of clinical efficacy and safety and its comparison with Keyzilen®. Otonomy is also developing OTO-104, which is a polymer-based formulation of dexamethasone for intratympanic treatment of vertigo in Ménière’s disease. In Phase 3 of clinical development, OTO-104 showed no treatment effects in a North American study, but showed treatment effects in a European study, which had been terminated early. In 2018 the company initiated another Phase 3 study with OTO-104 which is expected to complete in 2020. If Otonomy’s drug product is approved prior to AM-125, we will have to compete against it in the treatment of vertigo in Ménière’s disease. In addition, OTO-104 is being evaluated by Otonomy for the treatment of certain types of hearing loss and may compete against Sonsuvi®.

In June 2006, Sound Pharma began clinical testing of an oral treatment for hearing loss (SPI-1005, ebselen). Its active substance mimics and prompts production of the glutathione peroxidase enzyme. In February 2014, Sound Pharma announced positive outcomes from a placebo-controlled Phase 2 clinical trial with SPI-1005 in the prevention of temporary inner ear hearing loss from listening to loud music with a mobile digital media player. Although Sonsuvi® targets permanent rather than transient and mild-moderate rather than profound hearing loss, SPI-1005 may become competing products if Sound Pharma seeks and manages to demonstrate clinical efficacy also in the prevention and treatment of permanent profound inner ear hearing loss.

Sensorion is developing SENS-401, a 5-HT3 antagonist with anti-inflammatory properties, for the oral treatment of sudden sensorineural hearing loss. In 2019, the company initiated a Phase 2 clinical trial with SENS-401 in the treatment of sudden sensorineural hearing loss; the conclusion of the trial is expected by the company for the second quarter of 2020. Sensorion also developed SENS-111, a histamine H4 receptor antagonist, for the oral treatment of acute vertigo crises. In 2017 a Phase 2 trial was initiated to enroll patients with acute unilateral vestibulopathy. In December 2019, Sensorion announced that the trial was unsuccessful and that the SENS-111 development program was terminated. If successful, SENS-401 may compete against Sonsuvi®.

There are several companies developing treatments for hearing loss. Strekin AG, a privately held Swiss company, announced in April 2016 that it plans to develop STR001, an agonist of the peroxisome proliferator, for surgery induced hearing loss and that it commenced a Phase 2 program in Germany and France. The status for this trial is unknown. Strekin subsequently initiated a Phase 3 trial with STR001 in the treatment of ASNHL and expects results in early 2020. Nordmark, a German company, is developing Ancrod, the biologically active substance from the venom of the Malayan Pit Viper (Calloselasma rhodostoma), for the treatment of sudden sensorineural hearing loss and has initiated Phase 2 program. The trial was completed in 2018, but no results have been published so far. Both, STR001 and Ancrod have the potential to compete with Sonsuvi®.

There exist a variety of drug products that are licensed or used off-label for the treatment of vertigo, including steroids, diuretics, anti-emetics or anti-nausea medications. In many countries outside the United States, oral betahistine is the standard of care and licensed for the treatment of Ménière’s disease and vestibular vertigo. Although we expect that AM-125 will offer benefits over oral betahistine due to the ability to bypass the strong first-pass metabolism associated with oral intake and provide for a higher bioavailability and avoid gastric side effects, it may take time to change prescribing and usage patterns in favor of the newer product.

Alkermes has developed a fixed dose combination of olanzapine, an antipsychotic drug, and samidorphan, a novel opioid antagonist, under product code ALKS 3831 for the oral treatment of schizophrenia. Samidorphan has been shown in Phase 2 and Phase 3 trials to mitigate the weight gain associated with olanzapine monotherapy in schizophrenia. In November 2019, Alkermes filed an NDA with the FDA for US approval. If approved, AM-201 will compete against ALKS 3831. We believe that AM-201 may offer benefits over ALKS 3831 due to its different mode of action, flexibility in dosing and potential effects on daytime sleepiness, another side effect of olanzapine.

The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render our product candidates or our technology obsolete or non-competitive. Our competitors may, among other things:

●	develop and commercialize products that are safer, more effective, less expensive, or more convenient or easier to administer;

●	obtain quicker regulatory approval;

●	establish superior proprietary positions;

●	have access to more manufacturing capacity;

●	implement more effective approaches to sales and marketing; or

●	form more advantageous strategic alliances.

Should any of these occur, our business, financial condition and results of operations could be materially adversely affected.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage and reimbursement levels and pricing policies.

The successful commercialization of Keyzilen®, Sonsuvi®, AM-125, AM-201 or our other product candidates will depend, in part, on the extent to which coverage and reimbursement for our products or procedures using our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage. In light of such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes of new technologies, we cannot be sure that coverage will be available for Keyzilen®, Sonsuvi®, AM-125, AM-201 or any other product candidate that we commercialize and, if available, that the reimbursement rates will be adequate.

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

Even if the FDA, the EMA or other regulatory authority approves the marketing of any product candidates that we develop, physicians, healthcare providers, patients or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If Keyzilen®, Sonsuvi®, AM-125, AM-201 or any other product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of Keyzilen®, Sonsuvi®, AM-125, AM-201 or any of our product candidates that is approved for commercial sale will depend on a variety of factors, including:

●	how clinicians and potential patients perceive our novel products;

●	the timing of market introduction;

●	the number and clinical profile of competing products;

●	our ability to provide acceptable evidence of safety and efficacy;

●	the prevalence and severity of any side effects;

●	relative convenience and ease of administration, particularly as Keyzilen® and Sonsuvi® have to be administered by an ear, nose, throat physician, and in case of Keyzilen® the procedure has to be repeated for a total of three times;

●	cost-effectiveness;

●	patient diagnostics and screening infrastructure in each market, particularly as Keyzilen®, Sonsuvi® and AM-125, are being developed for the treatment of acute inner ear disorders and are thus dependent on a relatively rapid diagnosis and dosing process;

●	marketing and distribution support;

●	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors, both public and private; and

●	other potential advantages over alternative treatment methods.

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

We have never commercialized a product candidate, and we currently have no sales force, marketing or distribution capabilities. To achieve commercial success for Keyzilen®, Sonsuvi®, AM-125, AM-201 and our other product candidates, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.

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

Our product development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses and may require expertise, such as sales and marketing expertise, which we do not currently possess. Therefore, in addition to our relationships with INSERM and Xigen, for our Keyzilen®and Sonsuvi® product candidates respectively, for one or more of our product candidates, we may decide to enter into strategic alliances, or create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development and potential commercialization of those product candidates.

We face significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate and document. Any delays in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market. We may also be restricted under existing and future collaboration agreements from entering into strategic partnerships or collaboration agreements on certain terms with other potential collaborators. We may not be able to negotiate collaborations on acceptable terms, or at all, for any of our existing or future product candidates and programs because the potential partner may consider that our research and development pipeline is insufficiently developed to justify a collaborative effort, or that our product candidates and programs do not have the requisite potential to demonstrate safety and efficacy in the target population. If we are unsuccessful in establishing and maintaining a collaboration with respect to a particular product candidate, we may have to curtail the development of that product candidate, reduce the scope of or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense for which we have not budgeted. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue. Even if we are successful in establishing a new strategic partnership or entering into a collaboration agreement, we cannot be certain that, following such a strategic transaction or license, we will be able to progress the development and commercialization of the applicable product candidates as envisaged, or that we will achieve the revenues that would justify such transaction, and we could be subject to the following risks, each of which may materially harm our business, commercialization prospects and financial condition:

●	we may not be able to control the amount and timing of resources that the collaboration partner devotes to the product development program;

●	the collaboration partner may experience financial difficulties;

●	we may be required to relinquish important rights such as marketing, distribution and intellectual property rights;

●	a collaboration partner could move forward with a competing product developed either independently or in collaboration with third parties, including our competitors; or

●	business combinations or significant changes in a collaboration partner’s business strategy may adversely affect our willingness to complete our obligations under any arrangement.

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

Our current and anticipated future dependence upon others for the manufacturing of Keyzilen®, Sonsuvi®, AM-125, AM-201 and any other product candidate that we develop may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

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

While in the United States there is a possibility of obtaining market protection independent from any patent protection for up to 3 and 5 years from approval, and in the European Union one may obtain data exclusivity of eight years from approval with an additional two years of market exclusivity (which can potentially be extended by one year), there is no assurance that we can obtain such data exclusivity and market protection with respect to Keyzilen®, Sonsuvi®, AM-125, or any of our other product candidates. Our issued patents and pending patent applications are expected to expire for Keyzilen®between 2024 and 2028, for Sonsuvi® between 2020 and 2027, and for AM-125 and AM-201 in 2038, prior to any patent term extensions to which we may be entitled under applicable laws.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Assuming the other requirements for patentability are met, in the United States prior to March 15, 2013, the first to invent the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. Certain aspects of the Leahy-Smith Act are currently unclear as the courts address the USPTO’s implementing regulations. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition In addition, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

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

Licensing of intellectual property is of critical importance to our business and involves complex legal, business, and scientific issues. Disputes may arise regarding intellectual property subject to a licensing or co-ownership agreement, including:

●	the scope of rights granted under the agreement and other interpretation-related issues;

●	the extent to which our technology and processes infringe on intellectual property of the licensor or partner that is not subject to the agreement;

●	the sublicensing of patent and other rights;

●	our diligence and commercialization obligations under the agreement and what activities satisfy those obligations;

●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors or partners and us and our collaborators; and

●	the priority of invention of patented technology.

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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Key management includes our executive officers Thomas Meyer, our founder, Chairman and Chief Executive Officer and Elmar Schaerli, Chief Financial Officer.

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

The share price of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our common shares may fluctuate significantly due to a variety of factors, including:

●	positive or negative results of testing and clinical trials by us, strategic partners, or competitors;

●	delays in entering into strategic relationships with respect to development and/or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

●	technological innovations or commercial product introductions by us or competitors;

●	changes in government regulations;

●	developments concerning proprietary rights, including patents and litigation matters;

●	public concern relating to the commercial value or safety of any of our product candidates;

●	financing or other corporate transactions;

●	publication of research reports or comments by securities or industry analysts;

●	general market conditions in the pharmaceutical industry or in the economy as a whole;

●	our ability to maintain the listing of our common shares on Nasdaq; or

●	other events and factors beyond our control.

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

 In 2017 and 2019, we failed to maintain compliance with the minimum bid price requirement. To address that non-compliance, on March 13, 2018, we effected the Merger, pursuant to which we effected a “reverse share split” at a ratio of 10-for-1, and on May 1, 2019, we effected a “reverse share split” at a ratio of 20-for-1. Additionally, on January 11, 2018, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq’s market value of listed securities requirement. As a result of the July 2018 Registered Offering, we resolved the non-compliance with the market value of listed securities requirement by complying with Nasdaq’s minimum equity standard. However, there can be no assurance that we will be able to successfully maintain compliance with the several Nasdaq continued listing requirements.

If, for any reason, Nasdaq should delist our common shares from trading on its exchange and we are unable to obtain listing on another national securities exchange or take action to restore our compliance with the Nasdaq continued listing requirements, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our shareholders:

●	the liquidity of our common shares;

●	the market price of our common shares;

●	our ability to obtain financing for the continuation of our operations;

●	the number of institutional and general investors that will consider investing in our common shares;

●	the number of investors in general that will consider investing in our common shares;

●	the number of market makers in our common shares;

●	the availability of information concerning the trading prices and volume of our common shares; and

●	the number of broker-dealers willing to execute trades in shares of our common shares.

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

On February 6, 2019, we received a letter from Nasdaq stating that due to our continued non-compliance with the minimum $1.00 bid price requirement, our common shares were subject to delisting unless we timely requested a hearing before the Nasdaq Hearings Panel. We timely requested such a hearing on February 8, 2019, which request has stayed any delisting or suspension action by Nasdaq pending the hearing and the expiration of any additional extension period granted following the hearing. On May 20, 2019, we announced that the Nasdaq Hearings Panel notified us in a letter that we had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). The Nasdaq Hearings Panel further determined that we were in compliance with all applicable Nasdaq listing standards.

The SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934 (the “Exchange Act”). These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our common shares have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our common shares, which could severely limit the market liquidity of such common shares and impede their sale in the secondary market.

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

Certain principal shareholders and members of our executive team and board of directors own a significant portion of our common shares and as a result will be able to exercise significant control over us, and your interests may conflict with the interests of such shareholders.

Certain principal shareholders and their affiliated entities as well as members of our executive team and board of directors own approximately 8.9% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the shares represented at our general meetings of shareholders may control any shareholder resolution requiring an absolute majority of the shares represented, including the election of members to the board of directors of the Company, certain decisions relating to our capital structure, the approval of certain significant corporate transactions and certain amendments to our bye-laws (the “Bye-Laws”). To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Approximately 8.9% of our common shares issued and outstanding are held by affiliates. If these shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities could be adversely affected. Additionally, as of the date of this Annual Report we have warrants outstanding, which are exercisable for an aggregate of 2,488,520 common shares at a weighted average exercise price of $9.80 per share, an equity commitment to sell up to $8.2 million of additional common shares to Lincoln Park Capital Fund, LLC (“LPC”) pursuant to the commitment purchase agreement we entered into on May 2, 2018 with LPC (the “LPC Purchase Agreement”) and an at-the-market offering program pursuant to the sales agreement we entered into with A.G.P./Alliance Global Partners (“A.G.P.”) on November 30, 2018, as amended on April 5, 2019 (the “A.G.P. Sales Agreement”) for sales of up to $25.0 million of additional common shares. We have also filed registration statements to register the resale of the common shares underlying the warrants that we have offered and sold in unregistered transactions, the common shares that are sold to LPC and the common shares and other equity securities that we have issued under our prior equity incentive plans or may issue under our new omnibus equity compensation plan. These common shares may be freely sold in the public market upon issuance, subject to certain limitations applicable to affiliates. In addition, we have filed a registration statement covering the issuance and sale by us of up to $100 million of common shares, debt securities, warrants, purchase contracts, units and common shares. We may issue such securities, including our common shares and warrants to purchase common shares, at any time and from time to time subject to the limitations set forth in General Instruction I.B.5 of Form F-3. If a large number of our common shares and/or warrants to purchase common shares are sold in the public market, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

We do not expect to pay dividends in the foreseeable future.

We have not paid any dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. The proposal to pay future dividends to shareholders will in addition effectively be at the discretion of our board of directors after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. In addition, payment of future dividends is subject to certain limitations pursuant to Bermuda law or by our Bye-laws. We are subject to Bermuda law restrictions on the payment of dividends including that no dividends may be declared by our board of directors or paid by the Company if there are reasonable grounds for believing that: (i) we are, or would after the payment be, unable to pay our liabilities as they become due; or (ii) that the realizable value of our assets would thereby be less than our liabilities. Accordingly, investors cannot rely on dividend income from our common shares and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

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

We report under the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Bermuda laws and regulations with regard to such matters and furnish semiannual financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

Bermuda law does not require that a majority of our board of directors consists of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

Bermuda law does not require that we disclose information regarding third-party compensation of our directors or director nominee. As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3). We follow the requirements of Bermuda law with respect to our compensation committee, disclosure of compensation of our directors and executive officers and information regarding third-party compensation of our directors or director nominee, each of which differ from the requirements of the Nasdaq Listing Rules.

In addition, as permitted by Bermuda law, we have opted not to implement a standalone nominating committee. To this extent, our practice varies from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).

The quorum for a general meeting of shareholders is as set out in our Bye-laws, which provides for a quorum of two or more persons present at the start of the meeting and representing in person or by proxy issued and outstanding voting shares in the company. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. We must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. However Bermuda law has no regulatory regime for the solicitation of proxies, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

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

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2019 taxable year, and we expect to be a PFIC for our current year and for the foreseeable future.

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2019 taxable year, and we expect to be a PFIC for our current year and for the foreseeable future. However, our actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year. In addition, we may, directly or indirectly, hold equity interests in other PFICs. Under the Internal Revenue Code of 1986, as amended, we will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

We are required to disclose changes made in our internal controls and procedures, and our management is required to assess the effectiveness of these controls annually. However, for as long as we are a “non-accelerated filer” under Securities and Exchange Commission rules, our independent registered public accounting firm is not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

As a Bermuda company, it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of holders of our common shares are governed by Bermuda law and our memorandum of continuance (the “Memorandum of Continuance”) and Bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Many of our directors referred to in this Annual Report are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our common shares.

We are subject to the laws of Bermuda. As a result, our corporate affairs are governed by the Companies Act 1981 of Bermuda (the “Companies Act”), which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions are not available under Bermuda law. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association (or memorandum of continuance) or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under our Bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of holders of our common shares and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, holders of our common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.

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

Our Bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

●	directors only to be removed for cause;

●	restrictions on the time period in which directors may be nominated;

●	our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval; and

●	an affirmative vote of 66 2/3% of our voting shares for certain “business combination” transactions which have not been approved by our board of directors.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Legislation enacted in Bermuda as to economic substance may affect our operations.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service centre, intellectual property and holding entities. The ES Act could affect the manner in which Auris Medical operates its business, which could adversely affect its business, financial condition and results of operations.

Based on the ES Act currently, for so long as Auris Medical is a non-resident entity, it is not required to satisfy any such economic substance requirements other than providing the Bermuda Registrar of Companies annually information on the jurisdiction in which it claims to be resident for tax purposes together with sufficient evidence to support that tax residence. Although it is presently anticipated that the ES Act will have little material impact on the Auris Medical or its operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of the ES Act on Auris Medical.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the Company

Overview

We are a clinical-stage biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and CNS disorders. We are focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201). These programs have gone through two Phase 1 trials and have moved into proof-of-concept studies in 2019. In addition, we have two Phase 3 programs under development, subject to our ability to obtain non-dilutive funding or partnering: (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), which is being developed for the treatment of acute inner ear hearing loss. Sonsuvi® has been granted orphan drug status by the FDA and the EMA and has been granted fast track designation by the FDA.

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

AM-125

We are developing AM-125 for the intranasal treatment of acute peripheral vertigo. On February 2, 2017, we entered into an asset purchase agreement with Otifex, pursuant to which we have purchased various assets related to betahistine dihydrochloride in a spray formulation. The assets include preclinical and clinical data as well as certain intellectual property rights. In a Phase 1 clinical trial conducted by Otifex in 40 healthy volunteers intranasal betahistine showed good tolerability and significantly higher betahistine concentrations in blood plasma than reported for oral betahistine administration.

In 2018, we conducted a second Phase 1 clinical trial with AM-125 in healthy volunteers. The study results demonstrated superior bioavailability over a range of four intranasal betahistine doses compared to oral betahistine, with plasma exposure being 5 to 29 times higher (unadjusted for dose; p-value between 0.056 and p < 0.0001). Further, it confirmed the favorable safety profile of intranasal betahistine and showed that the treatment was well tolerated when administered three times daily for three days. The randomized double blind placebo controlled Phase 1 trial with dose escalation enrolled a total of 72 healthy volunteers. One group of study participants received a single dose of intranasal betahistine or placebo and, following a wash-out period, three doses daily for three days. Single doses were escalated up to 60 mg, and repeated doses up to 40 mg. For the latter, the maximum tolerated dose based on local tolerability was determined at 40 mg. The other group of study participants received oral betahistine or placebo for reference. Pharmacokinetic parameters in blood plasma were determined for betahistine and its metabolites, and relative bioavailability for intranasal betahistine was calculated compared to oral betahistine 48 mg, which is the maximum approved daily dose as marketed worldwide (ex U.S.).

We have discussed the regulatory requirements for AM-125 during a pre-Investigational New Drug (“IND”) meeting with the FDA and in the context of scientific advice meetings with the EMA and two European national health authorities to further define the development program. We believe that, if approved, AM-125 could become the first betahistine product for the treatment of acute peripheral vertigo in the United States.

In July 2019, we started enrollment into a randomized placebo-controlled Phase 2 clinical study with AM-125. The “TRAVERS” Phase 2 trial is expected to enroll 118 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear, resection of the vestibular nerve (vestibular neurectomy) or surgical removal of parts of the inner ear (labyrinthectomy). It is being conducted in several European countries and Canada. The TRAVERS trial has two parts: In Part A, three ascending doses of AM-125 or placebo, administered three times daily over a total of four weeks, will be tested in a total of 30 patients. In addition, oral betahistine 48 mg will be tested in 16 patients under open-label conditions for reference. Due to the COVID-19 outbreak, the sites participating in the “TRAVERS” trial have postponed elective procedures and temporarily reduced or suspended clinical research activities. As a result, enrollment came to a halt towards the end of March 2020. Although sites are expected to catch up on enrollment once COVID-19 related restrictions are relaxed, the Company therefore expects that the interim analysis following Part A of the trial will be completed only in the third quarter of 2020, at the earliest. Based on an interim analysis following Part A two doses will be selected and tested against placebo in an estimated 72 patients in Part B.

AM-201

In 2019, we initiated a Phase 1b trial in Europe to evaluate AM-201’s safety and its effects for the prevention of olanzapine induced weight gain and drowsiness. Participants received either AM-201 (1, 2.5, 5, 10 or 20 mg) or placebo in parallel with oral olanzapine (10 mg) once a day for four weeks. On October 11, 2019, we announced interim results from the first 50 participants in the trial. The study demonstrated good safety and tolerability of AM-201 and revealed relevant reductions in olanzapine-induced weight gain and daytime sleepiness. In female study participants, who overall showed more pronounced changes than male participants, a reduction in weight gain of 1.1 kg against placebo was observed at the highest tested dose of 20 mg three times per day (probability of effectiveness = 90%). The trial then proceeded to the next higher and final dose level of 30 mg tested in an additional 30 healthy volunteers, with the last subject having its last study visit in March 2020. We expect to report top-line data from the study in May 2020.

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

On March 13, 2018, we announced that the TACTT3 trial did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. This outcome was confirmed by further analyses. We consider that additional studies with Keyzilen® will be necessary to move the program forward, and that the way how outcomes are measured Keyzilen® will need to be improved in order to provide more robust efficacy data. On April 25, 2019, we announced that we had completed the design of a pivotal Phase 2/3 trial for Keyzilen®. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. On September 13, 2019, we announced that we have obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. We intend to fund further development of Keyzilen® either through partnerships or research grants. See “Item 4. Information on the Company—B. Business overview—Keyzilen® Phase 3 Clinical Program.”

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

Based on the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. We intend to fund further development of Sonsuvi® through partnerships.

On December 30, 2019 we announced the formation of a new subsidiary, Zilentin Ltd., to bundle our development projects for the treatment of tinnitus and hearing loss in a separate entity. Upon completion of the transfers from other Group companies, Zilentin Ltd. shall own all tangible and intangible assets related to the development of tinnitus therapeutics, including Keyzilen®, and hearing loss therapeutics (Sonsuvi®).

Hercules Loan and Security Agreement

On July 19, 2016, we entered into a Loan and Security Agreement (the “Loan and Security Agreement”) with Hercules for a secured term loan facility of up to $20.0 million. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. On April 5, 2018, we entered into an agreement with Hercules Capital, Inc. (“Hercules”) whereby the terms of the Loan and Security Agreement were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Loan and Security Agreement. On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of $788.00 per common share for no consideration to us in exchange for our payment to Hercules.

Redomestication

On January 24, 2019, our board of directors determined that it would be in our best interest to change our legal seat and jurisdiction of incorporation, respectively, from Switzerland to Bermuda (the “Redomestication”). Our shareholders approved the Redomestication and adopted the Memorandum of Continuance and the Bye-laws at an extraordinary meeting of shareholders held on March 8, 2019. Upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.”

2019 Reverse Split

On May 1, 2019, we effected the 2019 Reverse Share Split of our common shares at a ratio of 1-for-20. No fractional common shares were issued as a result of the 2019 Reverse Share Split, and any entitlement to fractional common shares were repurchased and settled in cash. Impacted amounts and share information included in the consolidated financial statements and notes thereto have been adjusted for the reverse share split as if such reverse share split occurred on the first day of the periods presented. Certain amounts in the notes to the consolidated financial statements may be slightly different than previously reported due to the repurchase of fractional shares as a result of the reverse share split.

2017 LPC Purchase Agreement

On October 10, 2017, we entered into a purchase agreement (the “Commitment Purchase Agreement”) with LPC. Pursuant to the Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the Commitment Purchase Agreement. Pursuant to the Registration Rights Agreement, we agreed to file registration statements with the SEC to register the resale of the common shares purchased by LPC. As of March 12, 2018, we had issued an aggregate of 13,000 common shares to LPC pursuant to the Commitment Purchase Agreement. The Commitment Purchase Agreement terminated upon consummation of the Merger on March 13, 2018. Additionally, in a separate private placement on October 16, 2017, we issued 1,744,186 (pre-merger) of our common shares to LPC for an aggregate price of $1,500,000.

January 2018 Offerings

On January 30, 2018, we completed a public offering of 62,499 common shares (the “January 2018 Registered Offering”) and a concurrent offering of 37,499 warrants, each warrant entitling its holder to purchase one common share. The net proceeds to the Company from the January 2018 Registered Offering were approximately $4.9 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of December 31, 2019, the outstanding warrants issued in the January 2018 offering were exercisable for up to 37,501 common shares (assuming we decide to round up fractional common shares to the next whole common share) at an exercise price of $100.00 per common share.

2018 LPC Agreement

On May 2, 2018, we entered into the LPC Purchase Agreement with LPC. Pursuant to the LPC Purchase Agreement, LPC has agreed to subscribe for up to $10,000,000 of our common shares over the 30-month term of the LPC Purchase Agreement.

Pursuant to the LPC Purchase Agreement, so long as a registration statement covering the resale by LPC of the common shares that we issue to LPC pursuant to the LPC Purchase Agreement is available for use, we have the right, from time to time at our sole discretion over the 30-month period from and after June 15, 2018, the date of the satisfaction of the conditions in the LPC Purchase Agreement, to require LPC to subscribe for up to 12,500 of our common shares, subject to adjustments as set forth below (such maximum number of shares, as may be adjusted from time to time, the “Regular Purchase Share Limit”; each such purchase, a “Regular Purchase”); provided, however, that (i) the Regular Purchase Share Limit shall be increased to 15,000 of our common shares if the total number of outstanding common shares on the purchase date exceeds 500,000, (ii) the Regular Purchase Share Limit shall be increased to 17,500 of our common shares if the closing sale price of our common shares is not below $20.00 on the purchase date and the total number of outstanding common shares on the purchase date exceeds 625,000 and (iii) the Regular Purchase Share Limit shall be increased to 20,000 of our common shares if the closing sale price of our common shares is not below $20.00 on the purchase date and the total number of outstanding common shares on the purchase date exceeds 750,000. The Regular Purchase Share Limit is subject to proportionate adjustment in the event of a reorganization, recapitalization, non-cash dividend, stock split or other similar transaction; provided, that if after giving effect to such full proportionate adjustment, the adjusted Regular Purchase Share Limit would preclude us from requiring LPC to subscribe for common shares at an aggregate purchase price equal to or greater than $100,000 in any single Regular Purchase, then the Regular Purchase Share Limit for such Regular Purchase will not be fully adjusted, but rather the Regular Purchase Share Limit for such Regular Purchase shall be adjusted as specified in the LPC Purchase Agreement, such that, after giving effect to such adjustment, the Regular Purchase Share Limit will be equal to (or as close as can be derived from such adjustment without exceeding) $100,000. We may not require LPC to purchase in any single Regular Purchase common shares having an aggregate purchase price greater than $1,000,000. We may not issue any of our common shares as a Regular Purchase on a date in which the closing sale price of our common shares is below $0.50 (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction). The purchase price for Regular Purchases shall be equal to the lesser of  (i) the lowest sale price of our common shares on the applicable purchase date and (ii) the average of the three lowest closing sale prices of our common shares during the 10 business days immediately prior to the applicable purchase date, as reported on The Nasdaq Capital Market.

We also have the right, at our sole discretion, to require LPC to make tranche purchases of up to $2,000,000 in separate tranches of not less than $100,000 and up to $500,000 for each purchase, at a purchase price equal to the lesser of   (i) $100.00 per common share or (ii) 96% of the purchase price, provided that (a) the closing price of the common shares is not below $20.00 and (b) the total number of outstanding common shares exceeds 625,000. We can deliver notice for a tranche purchase at any time, so long as at least 15 business days have passed since a tranche purchase was completed.

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

As of the date of this Annual Report, we have sold 463,000 of our common shares for an aggregate offering price of  $1.7 million pursuant to the LPC Purchase Agreement.

July 2018 Registered Offering

On July 17, 2018, we completed a public offering of 897,435 common shares, 314,102 Series A warrants entitling its holders to purchase a common share and 224,358 Series B warrants entitling its holder to purchase a common share (the “July 2018 Registered Offering”). The net proceeds to us from the July 2018 Registered Offering were approximately $6.2 million, after deducting underwriting discounts and other offering expenses payable by us. As of December 31, 2019, the outstanding Series A warrants issued in the July 2018 Registered Offering were exercisable for up to 168,876 common shares at an exercise price of CHF 7.80 per common share, and the outstanding Series B warrants issued in the July 2018 Registered Offering were exercisable for up to 81,137 common shares of which, the number of Series B warrants outstanding were exercisable for up to 46,602 common shares at an exercise price of CHF 7.80 per common share and 34,535 common shares at an exercise price of CHF 3.95 per common share (which exercise price was automatically adjusted due to the May 2019 Registered Offering). Since the July 2018 Registered Offering, certain Series A warrant holders exercised their warrant shares to purchase 145,226 common shares of the Company and certain Series B warrant holders exercised warrant shares to purchase 143,221 common shares.

FiveT Capital AG Purchase Agreements

On November 27, 2018 and December 11, 2018, we entered into purchase agreements with FiveT Capital AG, providing for the issuance and sale by us of an aggregate of 165,750 of our common shares for an aggregate purchase price of $1.6 million in two separate registered direct offerings.

“At-the-Market” Offering Program

On November 30, 2018, we entered into the A.G.P. Sales Agreement with A.G.P. Pursuant to the terms of the A.G.P. Sales Agreement, as amended on April 5, 2019, we may offer and sell our common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, we may sell common shares up to a maximum aggregate offering price of $25.0 million. As of the date of this Annual Report, we have sold 202,805 of our common shares for an aggregate offering price of  $1.4 million pursuant to the A.G.P. Sales Agreement.

May 2019 Registered Offering

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.01 per common share and for the warrants is CHF 4.34.

Corporate Information

We are an exempted company organized under the laws of Bermuda. We began our current operations in 2003. On April 22, 2014, we changed our name from Auris Medical AG to Auris Medical Holding AG and transferred our operational business to our newly incorporated subsidiary Auris Medical AG, which is now our main operating subsidiary. On March 13, 2018, we effected a corporate reorganization through the Merger into a newly formed holding company for the purpose of effecting the equivalent of a 10-1 “reverse share split.” Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda, telephone number +1 (441) 295 5950. We maintain a website at www.aurismedical.com where general information about us is available. Investors can obtain copies of our filings with the SEC from this site free of charge, as well as from the SEC website at www.sec.gov. We are not incorporating the contents of our website into this Annual Report.

B.	Business overview

Strategy

Our goal is to become a leading biopharmaceutical company focused on developing and commercializing novel therapeutics to treat neurotology and CNS disorders. The key elements of our strategy to achieve this goal are:

●	Target disorders that have a defined pathophysiology and that are amenable to treatment. We are focusing on disorders for which the pathophysiology is defined, can be effectively targeted and where affected patients seek medical attention proactively.

●	Use drug delivery techniques and proprietary drug formulations for effective, safe and rapid targeted administration. We are developing treatments for neurotology disorders based on targeted drug delivery. Where the target is inside the inner ear, such as in case of acute inner ear hearing loss or tinnitus, we employ intratympanic injections into the middle ear. This short outpatient procedure allows us to deliver therapeutic concentrations of drug in a highly targeted fashion with only minimal systemic exposure. We are using proprietary, fully biocompatible and biodegradable gel formulations for optimum middle ear tolerance and effective diffusion of active substances into the inner ear. Where the target is localized not only in the inner ear, but also in the brain, as in the case of vertigo, we are using a spray formulation for intranasal drug delivery to reach it more effectively than with oral administration.

●	Leverage products into additional therapeutic indications. We consider our intranasal betahistine program as a platform on which various indications can be developed. The program started with project AM-125 for the treatment of acute vertigo and has been expanded with project AM-201 to address also the prevention of antipsychotic-induced weight gain. We see additional opportunities in other indications and seek to explore those for further indication expansions.

●	Build an efficient commercial infrastructure to maximize the value of our product candidates. We intend to build commercial operations in select markets. In those markets, we expect our commercial operations to include specialty sales forces targeting ENTs and specialists in neurotology both in hospitals and in private practice. In other markets, we expect to seek partnerships that would maximize our products’ commercial potential.

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

Market

Inner ear disorders, including hearing loss, tinnitus, Meniere’s Disease and balance disorders, are common and often inter-related conditions. Chronic inner ear disorders such as tinnitus and hearing loss are highly prevalent. According to the National Institute on Deafness and Other Communication Disorders, or NIDCD, more than four out of 10 Americans, at some point in their lives, experience an episode of dizziness significant enough to see a doctor. According to research by Saber Tehrani and colleagues published in the journal Academic Emergency Medicine in 2013 there are almost 4 million emergency room visits per year in the U.S. for problems of dizziness or vertigo. Approximately 615,000 individuals in the United States are currently diagnosed with Meniere’s disease and 45,500 cases are newly diagnosed each year. Also according to the NICDC, approximately 10% of the U.S. adult population, or about 25 million Americans, have experienced tinnitus lasting at least five minutes in the past year. Additionally, according to a 2016 publication by Bhatt et al. in the journal JAMA Otolaryngology—Head and Neck Surgery, 21.4 million (9.6%) U.S. adults experienced tinnitus in the past 12 months.

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

Although there are several drugs available for the treatment of vertigo, they were all introduced several decades ago and have only limited clinical utility. In the US, diphenhydramine, meclizine, promethazine and benzodiazepines are frequently used as vestibular suppressants; they act centrally and have a sedating effect which may impose a serious limitation when the activities of the subject require alertness. Outside the US, betahistine is frequently used as a non-sedating treatment for vertigo; it was also introduced several decades ago. As for the treatment of tinnitus or hearing loss, there is currently no FDA or EMA approved drug therapy on the market.

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

The market for ear disorders is underserved despite the fact that according to a 2007 report by the consulting firm NeuroInsights, hearing loss ranks among the top ten neurologic disorders by worldwide prevalence, ranking above attention deficit disorders, Alzheimer’s disease and multiple sclerosis. There are three main reasons for this:

●	Inner ear physiology. It has been extremely challenging for pharmaceutical companies to deliver drugs at effective concentrations to the inner ear. Like the eye, the inner ear is a protected space. Systemically administered drugs such as intravenous or oral formulations in doses high enough to reach effective inner-ear concentrations often bring unacceptable systemic toxicity.

●	Heterogeneity of inner ear disorders. Hearing loss, tinnitus and vertigo are symptoms of many different underlying etiologies, and they manifest themselves in many different ways. For example, tinnitus may be provoked by such different proximal causes as whiplash injury, excessive noise exposure, the flu or even certain dental problems. In some cases, the tinnitus originates inside the cochlea, but then becomes “centralized,” that is, the phantom sound persists even long after the initial source of the sensation has been removed. In case of vertigo, possible triggers include infection, inflammation, surgical trauma, disturbances of inner ear fluid balance or debris inside the inner ear. There has been a dearth of knowledge about the pathophysiology of tinnitus, hearing loss and vertigo, which has hindered the pharmaceutical industry in pursuing therapeutics in this area.

●	Lack of clinical trial paradigms. Historically, there have been challenges regarding the clinical endpoints used in measuring changes in tinnitus. Since tinnitus usually is perceived only by the patient affected by it, so far there has been no direct way of measuring it. Like pain, tinnitus assessments have to rely on subjective endpoints. Tinnitus assessments consist either of psychoacoustic measures, performed by audiologists and other hearing specialists and sometimes considered as “semi-objective,” or they are based on PROs. Unlike in pain, there has been a lack of guidelines and validation work on these PROs, and the relevance and reliability of psychoacoustic measures as efficacy outcome variables have been questioned.

●	Challenges with bioavailability. Betahistine, the active substance of AM-125 and also AM-201, has been used for decades for the treatment of vertigo. However, when administered orally, only small quantities of the drug actually reach the blood stream and can be distributed to the inner ear and the brain due to rapid and pronounced first pass metabolism. As a consequence of the low bioavailability, there has been significant variability in therapeutic outcomes.

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

AM-125, betahistine for the treatment of vertigo, is self-administered into the nose by patients with a metered spray. The active substance gets absorbed quickly into the blood stream, circumventing the extensive first-pass metabolism associated with oral administration. This allows for achieving substantially higher blood concentrations. Via blood circulation, betahistine reaches its target histamine receptors in the inner ear and the brain. AM-201 is the same intranasal betahistine formulation, but targets only brain histamine receptors.

Our Localized Delivery Solution for the Treatment of Inner Ear Tinnitus and Hearing Loss

Both Keyzilen® and Sonsuvi® are administered locally to the inner ear by intratympanic injection since systemic administration is not well suited for inner ear treatments due to a biological barrier similar to the blood brain barrier.

With intratympanic administration, the drug is injected via a needle through the anesthetized ear drum into the middle ear cavity. The drug then diffuses across the semi-permeable round window membrane (RWM) into the inner ear.

Both Keyzilen® and Sonsuvi® are formulated in a viscous gel of sodium hyaluronate in order to facilitate contact with the RWM, reduce the risk of the drug draining off from the middle ear via the Eustachian tube and achieve effective diffusion into the cochlea. The gel is biocompatible, biodegradable, and isotonic (that is, having the same salt concentration and therefore not causing any pressure build up on either side of the RWM). The gel has a physiologic or near-physiologic pH which helps minimize potential irritation to the ear.

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

The intratympanic injection procedure by which our therapeutics are delivered to the RWM is a minimally invasive procedure that is relatively simple to perform by an experienced ENT specialist. Most ENT physicians and neurotologists have a high degree of comfort with intratympanic injection and it is well-accepted by patients. A billable procedure, intratympanic injection is routinely reimbursed under a broader reimbursement code. For the injection, patients lie in a supine position, with the ear designated for administration pointing up; the injection is performed under local anesthesia of the eardrum by an ENT specialist using a microscope. Following the procedure, patients rest for 20 to 30 minutes to ensure maximum physical contact of the drug with the RWM. The tympanic membrane heals rapidly, usually within a few days, and the procedure may be performed several times. Often performed in children suffering from ear infections, the reversible opening of the eardrum is one of the most frequent ENT procedures.

Our Product Candidates

The following table summarizes our product development pipeline:

* Dates of key milestones are indicative and subject to change

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

Our Solution—AM-125

On February 2, 2017, we entered into an asset purchase agreement with Otifex, pursuant to which we have purchased various assets related to betahistine dihydrochloride in a spray formulation, which we are developing for intranasal treatment of vertigo under the product code AM-125.

The assets include preclinical and clinical data as well as certain intellectual property rights. In a Phase 1 clinical trial conducted by Otifex in 40 healthy volunteers intranasal betahistine showed good tolerability and significantly higher betahistine concentrations in blood plasma than reported for oral betahistine administration.

Therapeutic rationale for AM-125 in vertigo

We are aiming to address the currently limited therapeutic utility of betahistine arising from its low oral bioavailability by avoiding first pass metabolism by monoamine oxidase. Intranasal administration of betahistine provides substantially higher bioavailability than oral administration as there is only very little monoamine oxidase activity known to occur in the nose, allowing higher quantities of betahistine to be absorbed into the blood stream and reach target histamine receptors in the inner ear and brain. As preclinical and clinical data suggest that betahistine’s therapeutic effects increase with higher systemic exposure, we expect AM-125’s higher bioavailability to translate into more pronounced therapeutic benefits.

Vertigo endpoints

Vertigo cannot be measured directly. Therapy typically aims to a) reduce the symptoms of vestibular dysfunction underlying vertigo and / or b) accelerate vestibular compensation and recovery. Status and therapeutic outcomes are usually assessed by a battery of tests, addressing static and dynamic deficits, balance impairment, functional performance and disability, using both objective and subjective measures.

Loss of postural control affects essentially all patients suffering from acute vertigo and has a substantial impact on day-to-day functioning. It is assessed relatively easily through a number of widely-used balance and functional tests:

-	Static conditions: Romberg test, standing on foam, single-leg stance

-	Dynamic conditions: tandem gait, timed “up and go”, 10 meter walking or other tests

Other outcome measures target the interaction between inner ear and ocular sensory input. Nystamgography measures the velocity and direction of involuntary eye movements (nystagmus) triggered by vestibular imbalance and the head-impulse test measures to which extent the reflex is disturbed that triggers eye movement as a response to a movement of the head. Further, there are clinician or patient reported clinical outcomes that subjectively capture the illusion of movement, the duration of the illusion, motion intolerance, neurovegetative signs, and instability. Examples include the Dizziness Handicap Inventory (DHI) questionnaire or the European Evaluation of Vertigo (EEV).

Clinical development of AM-125

In 2018, we conducted a Phase 1 clinical trial with AM-125 in healthy volunteers. The study results demonstrated superior bioavailability over a range of four intranasal betahistine doses compared to oral betahistine, with plasma exposure being 5 to 29 times higher (unadjusted for dose; p-value between 0.056 and p < 0.0001). Further, it confirmed the favorable safety profile of intranasal betahistine and showed that the treatment was well tolerated when administered three times daily for three days. The randomized double blind placebo controlled Phase 1 trial with dose escalation enrolled a total of 72 healthy volunteers. One group of study participants received a single dose of intranasal betahistine or placebo and, following a wash-out period, three doses daily for three days. Single doses were escalated up to 60 mg, and repeated doses up to 40 mg. For the latter, the maximum tolerated dose based on local tolerability was determined at 40 mg. The other group of study participants received oral betahistine or placebo for reference. Pharmacokinetic parameters in blood plasma were determined for betahistine and its metabolites, and relative bioavailability for intranasal betahistine was calculated compared to oral betahistine 48 mg, which is the maximum approved daily dose as marketed worldwide (ex U.S.).

We have discussed the regulatory requirements for AM-125 during a Pre-IND meeting with the FDA and in the context of scientific advice meetings with the EMA and two European national health authorities to further define the development program. We believe that, if approved, AM-125 could become the first betahistine product and the first non-sedating drug for the treatment of acute peripheral vertigo in the United States.

In 2019, we have initiated a randomized placebo-controlled Phase 2 clinical study with AM-125. The “TRAVERS” Phase 2 trial is expected to enroll 118 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear, resection of the vestibular nerve (vestibular neurectomy) or surgical removal of parts of the inner ear (labyrinthectomy). It is expected that treatment with betahistine reduces the symptoms of vertigo and accelerates vestibular compensation. The TRAVERS trial is conducted in several European countries and Canada. The TRAVERS trial has two parts: In Part A, three ascending doses of AM-125 or placebo, administered three times daily over a total of four weeks, are tested in a total of 30 patients. In addition, oral betahistine 48 mg will be tested in 16 patients under open-label conditions for reference. Due to the COVID-19 outbreak, the sites participating in the “TRAVERS” trial have postponed elective procedures and temporarily reduced or suspended clinical research activities. As a result, enrollment came to a halt towards the end of March 2020. Although sites are expected to catch up on enrollment once COVID-19 related restrictions are relaxed, the Company expects that the interim analysis following Part A of the trial will be completed only in the third quarter of 2020, at the earliest. Based on an interim analysis following Part A two doses will be selected and tested against placebo in an estimated 72 patients in Part B.

The primary efficacy endpoints will be the time standing on foam and the tandem Romberg test. For the tandem Romberg test, the patient is asked to stand straight in tandem stand – the heel of one foot touching the toes of the other foot – with eyes closed. For the standing on foam test, the patient is asked to stand straight on a foam plate with parallel feet and eyes closed. An examiner will measure the time that the patient is able to hold this position until he or she either open the eyes, or move the feet in order to maintain balance for a maximum of 30 seconds. Further assessments include the tandem gait test, where the patient is asked to walk a maximum of 20 steps along a straight line, and the deviation of a vertical line as perceived by the patient from a correct vertical line. Further, the DHI questionnaire will be answered by patients and the EEV questionnaire will be administered by the investigator.

AM-201 in Antipsychotic-Induced Weight Gain

Antipsychotic-induced weight gain

The use of second generation antipsychotic drugs such as olanzapine or clozapine can be associated with severe side effects such as weight gain, metabolic dysregulation and somnolence. These side effects not only have a negative effect on patients’ compliance with medication, but expose them to additional hazards: weight gain is strongly correlated with metabolic dysregulation leading to diabetes and cardiovascular disease; and somnolence may severely impact quality of life, affecting learning, social interactions or tasks such as driving or operating machinery. These adverse events are mainly attributed to the histamine H1 receptor antagonistic properties of these agents. Treatment with these antipsychotic drugs reduces the activity of the H1 receptor, which in turn causes increased eating and weight gain.

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

Our Solution—AM-201

On May 15, 2018, we announced the expansion of our intranasal betahistine development program beyond the treatment of vertigo into mental health supportive care indications. Under project code AM-201 we intend to develop intranasal betahistine for the prevention of antipsychotic-induced weight gain and somnolence. Betahistine is thought to counteract the effects of antipsychotics such as olanzapine and to relieve the inhibitory effect on the H1 receptor by binding to and activating the H1 receptor to normalize/reduce the food take and consequently lead to reduced weight gain and somnolence. We believe the weight-attenuating effect is intensified by betahistine’s property as antagonist at the H3 receptor. We have discussed our development plan for AM-201 with the FDA during a Pre-IND meeting. In its written response, the FDA supported the planned conduct of a multiple dose Phase 1 trial with AM-201 administered to healthy subjects in combination with olanzapine to evaluate the pharmacokinetics, pharmacodynamics, and safety, and to establish proof-of-concept. Further, the FDA endorsed weight gain normalized to baseline body weight versus placebo as reasonable primary efficacy endpoint for a subsequent Phase 2 trial.

In 2019, we initiated a Phase 1b trial in Europe to evaluate AM-201’s safety and its effects for the prevention of olanzapine induced weight gain and drowsiness. Participants received either AM-201 (1, 2.5, 5, 10 or 20 mg) or placebo in parallel with oral olanzapine (10 mg) once a day for four weeks. On October 11, 2019, we announced interim results from the first 50 participants in the trial. The study demonstrated good safety and tolerability of AM-201 and revealed relevant reductions in olanzapine-induced weight gain and daytime sleepiness. In female study participants, who overall showed more pronounced changes than male participants, a reduction in weight gain of 1.1 kg against placebo was observed at the highest tested dose of 20 mg three times per day (probability of effectiveness = 90%). The trial then proceeded to the next higher and final dose level of 30 mg tested in an additional 30 healthy volunteers, with the last subject having its last study visit in March 2020. We expect to report top-line data from the study in May 2020.

Keyzilen® in Tinnitus

Our clinical program with Keyzilen®, Esketamine gel for injection, is in Phase 3 development in acute inner ear tinnitus, subject to our ability to obtain non-dilutive funding or partnering. Esketamine is a potent, small molecule non-competitive NMDA receptor antagonist. Keyzilen® is formulated in a biocompatible gel and delivered via intratympanic injection. It has demonstrated a favorable safety profile and positive effect on PROs associated with tinnitus in two Phase 2 clinical trials. The Phase 3 clinical development program comprised two pivotal clinical trials with highly similar design, one in North America (TACTT2) and one in Europe, which we refer to as TACTT3.

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

In our pre-clinical trials, we demonstrated that Keyzilen® was able to suppress tinnitus induced by acute noise trauma in a dose-dependent and non-reversible fashion.

Ketamine has been used clinically for decades as an anesthetic and analgesic. Esketamine is the S-enantiomer of Ketamine and was introduced in a small number of markets outside the United States as a more potent NMDA receptor antagonist with more favorable side effects than racemic Ketamine. We are using Esketamine in doses that result in systemic exposure several orders of magnitude lower than those seen when Esketamine is used as an anesthetic at clinically safe doses. In March 2019, the first esketamine drug product was approved by the FDA – esketamine intranasal spray for treatment of treatment-resistant depression (SPRAVATO).

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

Keyzilen®Clinical Development

Phase 1/2

We conducted the first clinical evaluation of Keyzilen® in a Phase 1/2 double blind, randomized, placebo-controlled trial that included dose escalation from 0.03 to 0.81 mg/mL. The trial enrolled 24 patients suffering for up to three months from severe or disabling permanent inner ear tinnitus caused by AAT or sudden deafness (also called idiopathic sudden sensorineural hearing loss, or ISSNHL) and after unsuccessful steroid treatment.. The trial showed that single doses of intratympanically administered Keyzilen® were well tolerated up to the highest tested dose of 0.81 mg/mL. Only small traces of Esketamine and its primary metabolite were detected in blood samples within the first hours following treatment administration.

Phase 2

Following successful completion of our Phase 1/2 trial, we conducted two multi-center Phase 2 trials, one in Europe (Treatment of Acute Inner Ear Tinnitus 0 or TACTT0) and the other in Europe and the United States (which we refer to as TACTT1).

TACTT0 was conducted as a double-blind, randomized, placebo controlled, multiple dose, parallel group, Phase 2 clinical trial at 28 European sites between March 2009 and May 2011. It enrolled patients with persistent inner ear tinnitus as a result of AAT, otitis media (OM), or ISSNHL, occurring not more than three months prior. Trial participants received three intratympanic administrations of Keyzilen® at dose levels of either 0.27 mg/mL or 0.81 mg/mL or placebo over three consecutive days. A total of 248 patients were randomized. As described by van de Heyning and colleagues in a 2014 article in Otology & Neurotology, Keyzilen® was well tolerated and had no negative impact on hearing. Adverse events were mostly local and related primarily to anticipated temporary changes in tinnitus loudness and muffled hearing following the intratympanic injection procedure. These effects usually resolved with closure of the ear drum.

The trial further showed a dose-dependent reduction in patient reported outcomes (PROs) such as subjective tinnitus loudness and the THI-12 questionnaire measuring tinnitus impact in the subpopulation of patients with tinnitus induced by AAT or OM, but not in the subpopulation of tinnitus induced by ISSNHL. In the latter, an unexpectedly high rate of spontaneous remission and substantial heterogeneity in outcomes were observed. Contrary to the PROs the minimum masking levels failed to indicate any treatment effect.

Given the high variability and the uncertainty over the precise trigger of the tinnitus in ISSNHL, we decided to continue clinical development exclusively in tinnitus following AAT and OM. In addition, we decided to focus on PROs for efficacy endpoints as we had determined – in a separate study – that the MML was not reliable enough.

TACTT1, our second double-blind, randomized, placebo-controlled Phase 2 clinical trial, enrolled 85 patients suffering from acute inner ear tinnitus following cochlear trauma or OM to complement the TACTT0 trial, notably by evaluating efficacy trends with different treatment schemes.

Patients received single (Cohort 1) or multiple (Cohort 2: three injections over two weeks) doses of Keyzilen® at a dose level of 0.81 mg/mL or placebo.

As described by Staecker and colleagues in an article in Audiology & Neurotology in 2015, TACTT1 further confirmed the safety and tolerability of the treatment and demonstrated the gradual improvement in PROs in Keyzilen®treated groups that had already been observed in TACTT0. Spreading the three treatment administrations over two weeks rather than three days as applied in TACTT0 appeared to provide less therapeutic benefit.

Keyzilen®Phase 3 Clinical Program

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

Following the outcomes from the TACTT2 trial, we amended our protocol for the TACTT3 Phase 3 clinical trial of Keyzilen®. The change in TFI score was elevated from a key secondary endpoint to a primary efficacy endpoint, the trial size was increased to enhance statistical sensitivity to the effects of treatment, and the subgroup of patients with otitis media-related tinnitus was included in confirmatory statistical testing along with the overall study population. The change in tinnitus loudness was downgraded from a primary to a secondary efficacy endpoint. As in TACTT2, tinnitus loudness was initially rated on a daily basis; however, the rating frequency was subsequently reduced in between study visits in order to lighten the burden of patients and reduce the potential impact of the frequent measures. Enrollment into the TACTT3 trial was resumed in early 2017 and completed in September 2017.

On March 13, 2018, we announced that the TACTT3 trial did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. We believe we have identified two principal sources for the negative outcomes from the TACTT trials: (i) the high frequency of tinnitus loudness ratings over an extended period of time and (ii) an unexpectedly high level of variability in outcomes among study sites. A survey among a number of TACTT3 participants revealed that the daily capture of tinnitus loudness and annoyance caused a number of patients to excessively focus on their tinnitus symptoms. In addition it was observed that a non-negligible number of study participants presumably became tired of the daily ratings after some time and stopped providing actual values. With respect to variability, our analysis subsequent to the unblinding of the trial data has shown positive outcomes at numerous sites, including many of the high enrolling study centers, but inconclusive or contradictory outcomes at other sites.

We consider that additional studies with Keyzilen® will be necessary to move the program forward, and that the way how outcomes are measured Keyzilen® will need to be improved in order to provide more robust efficacy data. On April 25, 2019, we announced that we had completed the design of a pivotal Phase 2/3 trial for Keyzilen®. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. On September 13, 2019, we announced that we have obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. We intend to fund further development of Keyzilen® either through partnerships or research grants.

Sonsuvi® (AM-111) in Hearing Loss

Sonsuvi® is being developed for the treatment of ASNHL, subject to our ability to obtain non-dilutive funding or partnering. In sensorineural hearing loss, there is damage to the sensory cells of the inner ear or the auditory nerve. Sensorineural hearing loss is also called “inner ear hearing loss”. Hearing loss is a heterogeneous disorder of many forms with a variety of causes. ASNHL may be triggered by a variety of insults, such as exposure to excessively loud sound, infection, inflammation or certain ototoxic drugs. These insults may also result in tinnitus. According to an article by Alexander and Harris published in Otology & Neurotology in 2013, the average annual incidence of sudden deafness is 66,954 new cases among the U.S. insured population. There are no currently approved treatments for this patient population.

Sonsuvi®contains a synthetic D-form peptide (Brimapitide or D-JNKI-1) that protects sensorineural structures in the inner ear from stress-induced damage. Sonsuvi® has been granted orphan drug status by both EMA and FDA and has been granted fast track designation by the FDA for the treatment of sudden sensorineural hearing loss.

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

Sonsuvi®Clinical Development

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

Sonsuvi®demonstrated a favorable safety profile in this trial. There were no statistically significant differences in the occurrence of clinically relevant hearing deterioration in the treated ear. Also, there were no apparent differences in the frequency of adverse events between placebo and Sonsuvi® treated patients at any time points, no systemic side effects and no negative impact on balance or tinnitus. There were transient procedure related effects such as ear discomfort or pain, incision site complications or middle ear infection in less than 5% of cases.

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

Phase 3 Clinical Program

Based on Phase 2 clinical trial outcomes, we initiated a Phase 3 clinical program including confirmatory testing of Sonsuvi®0.4 mg/mL as well as exploring potential incremental therapeutic benefits from a higher concentration (0.8 mg/mL) in ISSNHL patients. Since a “bell shaped” dose response curve was observed in animal studies, testing a concentration between 0.4 and 2.0 mg/mL was expected to shed further light on the dose effect relationship in humans. In view of the high spontaneous recovery in the mild to moderate hearing loss subgroup observed in Phase 2, recruitment was limited to patients experiencing severe or profound ISSNHL, i.e. patients with more pronounced medical need. Further, the time window for inclusion was extended from up to 48 hours to up to 72 hours from ISSNHL onset as the magnitude of the therapeutic effect in Phase 2 did not appear to decrease when the later treatment was started. This enlargement also aligned the duration of the time window with the period over which ISSNHL can develop, which is defined, e.g. by the U.S. practice guideline for sudden sensorineural hearing loss, as 72 hours.

The first Phase 3 trial, called HEALOS, enrolled a total of 256 patients in several European and Asian countries. On November 28, 2017, we announced that the HEALOS Phase 3 clinical trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment group. Further, patients treated with Sonsuvi® 0.4 mg/mL showed a nominally significantly lower incidence of no hearing improvement compared to placebo by Day 91 as well as a superior improvement in word recognition score. Outcomes with Sonsuvi® 0.8 mg/mL tended to be somewhat less pronounced than those observed for Sonsuvi® 0.4 mg/mL. Sonsuvi® was well tolerated and the primary safety endpoint was met.

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

Based on the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. We currently aim to implement the further development of Sonsuvi® through strategic partnering, special purpose vehicle financing, grant funding or a combination thereof. There is no guarantee that we will be successful in any pursuit of such transactions or that we will be able to continue our efforts to develop and commercialize Sonsuvi® in the future on a non-dilutive basis, or that any alternative course of action will lead to the success of the program.

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

There exist a variety of drug products that are licensed or used off-label for the treatment of vestibular disorders and Meniere’s disease exist, including steroids, diuretics, anti-emetics or anti-nausea medications. In many countries outside the United States, oral betahistine is the standard of care and licensed for the treatment of Meniere’s disease and vestibular vertigo. No FDA or EMA approved products exist for the treatment of acute inner ear tinnitus or acute inner ear hearing loss; however, some drug products such as pentoxifylline, gingko biloba, corticosteroids, betahistine, trimetazidine or piracetam are frequently prescribed off-label. Some of them are even licensed as tinnitus or hearing loss treatments in certain countries of the European Union.

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

Vestibular Disorders

There are a number of product candidates in clinical development by third parties that aim to prevent or treat vertigo. Based on publicly available information, we have identified the following drug product candidates that are currently in clinical development:

●	Otonomy is developing a polymer-based formulation for the steroid dexamethasone (Otividex; OTO-104) for patients with Meniere’s disease. In August 2017 Otonomy announced that a Phase 3 clinical trial conducted in the United States had failed to show a treatment effect of OTO-104 against placebo and that a European Phase 3 clinical trial was terminated early. In November 2017 the company announced that the European study showed a statistically significant reduction in the count of definitive vertigo days. In 2018 the company initiated a new Phase 3 trial with OTO-104 which is expected to complete in 2020.

●	Sound Pharma has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration. In June 2019 Sound Pharmaceuticals announced top-line results from a Phase 2 clinical trial with SP-1005 with Meniere’s disease. The company reported a significant improvement in hearing; however, no information was provided with regard to any potential treatment effects on vertigo.

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

Antipsychotic-induced weight gain

There are a number of product candidates in clinical development by third parties that aim to prevent or treat antipsychotic-induced weight gain. Based on publicly available information, we have identified the following drug product candidates that are currently in clinical development:

●	ALKS-3831 is a fixed-dose combination of olanzapine and samidorphan, a novel opioid system modulator, which is being developed by Alkermes Inc. with the specific aim of providing the therapeutic benefits of olanzapine with less weight gain than olanzapine monotherapy. On November 29, 2018 Alkermes announced that the ENLIGHTEN-2 phase 3 trial with ALKS-3831 had met its coprimary endpoints of mean % body weight change from baseline and % of patients with ≥10% weight gain. The reported reduction in weight gain over 6 months was 37% versus olanzapine monotherapy. In November 2019, Alkermes filed an NDA with the FDA for US approval. If approved, AM-201 will compete against ALKS 3831.

If approved, ALKS-3831 will reach the market well before AM-201. We believe that our product may provide various benefits over ALKS-3831, notably that it does not come in a fixed dose combination, allowing for dosing flexibility, has a different mode of action, providing potentially also effects on daytime sleepiness, another side effect of olanzapine and that it may be used with other antipsychotic drugs than olanzapine.

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

Acute inner ear tinnitus

There are a number of products in pre-clinical research and clinical development by third parties to treat tinnitus in the broader sense. Most of them are aiming to provide symptomatic relief (without treating the underlying cause) and targeting chronic rather than acute tinnitus. Examples include TRT or tinnitus maskers as well as more recent approaches like transcranial magnetic stimulation, vagus nerve stimulation, or customized sound therapy. Based on publicly available information, we have further identified the following drug product candidates that are currently in clinical development:

●	Otonomy Inc. acquired an early stage NMDA receptor antagonist product candidate (NST-001, gacyclidine) from Neurosystec Inc. in October 2013. Following OTO-311’s evaluation in a Phase 1 trial and a subsequent change in formulation, Otonomy initiated a Phase 1/2 trial with the modified drug product OTO-313 in 2019. The trial is expected to complete in 2020. Based on publicly available information, OTO-313 will target a similar group of tinnitus patients. Its competitive strength will ultimately depend on the demonstration of clinical efficacy and safety and its comparison with Keyzilen®.

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

Acute inner ear hearing loss

There are a number of product candidates in pre-clinical research and clinical development by third parties that aim to prevent or treat acute inner ear hearing loss. Based on publicly available information, we have identified the following drug product candidates that are currently in clinical development:

●	Sound Pharma has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration. In a Phase 2 clinical trial SP-1005 was tested for the prevention of noise-induced hearing loss in young adults. The study showed a reduction in the temporary hearing threshold that in one dose was better by 2.75 dB than in the placebo group.

●	Otologic Pharmaceutics, Inc. has a product candidate (HPN-07) designed for treatment of acute hearing loss by way of oral administration. A Phase 1 trial was completed in December 2015. A Phase 2 clinical trial is under preparation.

●	Sensorion, a French company, is developing SENS-401 (R-azasetron besylate) for the treatment of sudden sensorineural hearing loss by way of oral administration. In 2019, the company initiated a Phase 2 trial, the conclusion of which is expected by the company for the second quarter of 2020. Sensorion has received orphan drug designation by the EMA for sudden sensorineural hearing loss.

●	Southern Illinois University has an antioxidant product candidate (D-methionine) that is designed for oral administration in the prevention and treatment of noise induced hearing loss and currently being tested in a late stage study with the Department of Defense. Enrolment was completed and the study terminated in April 2019; no results have been published so far.

●	Strekin AG, a privately held Swiss company, has an agonist of the peroxisome proliferator (STR001) that it plans to develop for sudden sensorineural haring loss. The company announced the completion of enrollment in a Phase 3 trial and expects to report outcomes in early 2020. Strekin has received orphan drug designation by the EMA for sudden sensorineural hearing loss.

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

As of December 31, 2019, we own ten eight issued U.S. patents and five pending U.S. patent applications along with foreign counterparts of particular patents and applications in various jurisdictions. We co-own four of our issued U.S. patents, and one of our pending patent applications with INSERM, along with their foreign counterparts, pursuant to the terms of our co-ownership and exploitation agreement.

In addition, as of December 31, 2019, we have exclusively licensed from Xigen eleven issued U.S. patents and one pending U.S. patent applications, along with their foreign counterparts in various jurisdictions that cover the composition of matter or method of use of JNK ligand peptides in a limited field including the intratympanic treatment of ASNHL.

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

Intranasal Betahistine

We have acquired one patent from Otifex directed to intranasal application of betahistine for Eustachian tube dysfunction that is issued in the United States. In addition, we purchased from Otifex a patent application on the composition and use of intranasal betahistine, which issued on October 29, 2019, as a US patent covering the composition and use of intranasal betahistine. Further, we acquired in 2018 two U.S. patents relating to the use of betahistine for the prevention and treatment of olanzapine induced weight gain, and we acquired in 2019 two U.S. patents relating to the use of betahistine for the treatment of attention deficit/hyperactivity disorder and atypical depression.

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

Sonsuvi®

We are the exclusive licensee under our agreement with Xigen of a portfolio of patents and patent applications that relate, among other things, to JNK ligand peptides or their use in hearing loss. This portfolio includes eleven issued U.S. patents and one pending U.S. application along with their foreign counterparts in various jurisdictions including, Europe, Australia, Brazil, Canada, Eurasia, South Korea, Israel, India, Mexico, Ukraine and Japan, that cover the composition of matter or method of use of the JNK ligand peptides. These licensed patents and patent applications relating to Sonsuvi® are expected to expire between 2020 and 2027, prior to any patent term extensions to which we may be entitled under applicable laws.

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

In March 2019, the FDA approved esketamine in a spray formulation for treatment-resistant depression (SPRAVATO). The product was developed by. Janssen, a subsidiary of Johnson & Johnson. Therefore we can no longer expect to obtain the potential benefit of a five year market exclusivity period.

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

We have obtained U.S. trademark registrations for Auris, Auris Medical, Auris Medical Cochlear Therapies (and Design), Keyzilen®and Sonsuvi®. Further, we have obtained several U.S. trademark registrations for betahistine.

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

Under this agreement we and Xigen grant each other access to non-clinical or clinical data relating to the compounds licensed under the agreement free of charge for use in the other party’s proprietary development programs. We have also agreed, upon Xigen’s request, to offer third parties access to our non-clinical and clinical data relating to compounds licensed under the agreement for use outside the field of our license, provided that with respect to third party access, we are compensated for a portion of our costs in obtaining such data. Further, pursuant to our agreement, we and Xigen agreed to enter into a supply agreement within a specified period after the date of the agreement, which period has since passed, pursuant to which Xigen would supply us with licensed compounds. We did not enter into such a supply agreement with Xigen. Xigen supplied us with the API for Sonsuvi®for a period of time, but we presently are receiving our supply from an alternative supplier.

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

Government Regulation

Product Approval Process

The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA, under the Federal Food, Drug, and Cosmetic Act, regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:

●	the completion of pre-clinical laboratory tests and animal tests conducted under GLP regulations;

●	the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials commence;

●	the performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with cGCP;

●	the submission to the FDA of a NDA;

●	the FDA’s acceptance of the NDA;

●	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with cGMPs; and

●	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

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

Clinical trials are typically conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:

●	Phase 1. Phase 1 clinical trials represent the initial introduction of a product candidate into human subjects, frequently healthy volunteers. In Phase 1, the product candidate is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.

●	Phase 2. Phase 2 clinical trials usually involve studies in a limited patient population to (1) evaluate the efficacy of the product candidate for specific indications, (2) determine dosage tolerance and optimal dosage and (3) identify possible adverse effects and safety risks.

●	Phase 3. If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical trial program will be expanded to Phase 3 clinical trials to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical study sites.

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

The registrant corporation, Auris Medical Holding Ltd., had five wholly-owned subsidiaries as of December 31, 2019, which are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary Auris Medical AG.

D.	Property, plants and equipment

Our registered office is in Hamilton, Bermuda. We also lease approximately 500 square feet of office space in Basel, Switzerland. This property serves as the corporate headquarters of our principal operating subsidiary.

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

Overview

We are a clinical-stage biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology and CNS disorders. We are focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201). These programs have gone through two Phase 1 trials and have moved into proof-of-concept studies in 2019. In addition, we have two Phase 3 programs under development, subject to our ability to obtain non-dilutive funding or partnering: (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), which is being developed for the treatment of acute inner ear hearing loss. Sonsuvi® has been granted orphan drug status by the FDA and the EMA and has been granted fast track designation by the FDA.

We conducted a Phase 3 clinical development program with Keyzilen®comprising two Phase 3 trials and two open label follow-on trials. We completed enrollment of the last of these trials (TACTT3) in September 2017. On March 13, 2018, we announced preliminary top-line data from the TACTT3 trial which indicated that the study had not met its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. On May 15, 2018, we announced that further investigation of the trial’s outcomes confirmed these preliminary results and that we believe that the lack of separation between the active- and placebo-treated groups may be due to certain elements of the study design and conduct. On April 25, 2019, we announced that we had completed the design of a pivotal Phase 2/3 trial for Keyzilen® . The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. On September 13, 2019, we announced that we have obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. We intend to fund further development of Keyzilen® either through partnerships or research grants. Pending such funding, we expect our research and development expenses in connection with the Keyzilen® program to remain minimal.

We conducted a Phase 3 clinical development program with Sonsuvi® comprising two Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. On November 28, 2017, we announced that the HEALOS trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment group. We terminated the ASSENT trial as it was very similar in design to the HEALOS trial and, based on the new findings, was no longer adequate for testing Sonsuvi®. Based on the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. We currently aim to implement the further development of Sonsuvi® through strategic partnering, special purpose vehicle financing, grant funding or a combination thereof. There is no guarantee that we will be successful in any pursuit of such transactions or that we will be able to continue our efforts to develop and commercialize Sonsuvi® in the future on a non-dilutive basis, or that any alternative course of action will lead to the success of the program. Pending such partnering or funding, we expect our research and development expenses in connection with the Sonsuvi® program to remain minimal.

In the first half of 2018, we initiated a second randomized placebo-controlled Phase 1 trial in 72 healthy volunteers to further test the safety and tolerability and the pharmacokinetics of AM-125. On October 17, 2018 we announced positive results from the trial as superior bioavailability over a range of four intranasal betahistine doses compared to oral betahistine was observed, with plasma exposure being 6 to 29 times higher (p-value between 0.056 and p<0.0001). Further, it confirmed the good safety profile of intranasal betahistine and showed that the treatment was well tolerated when administered three times daily for three days. In 2019 we initiated a Phase 2 clinical study with AM-125, which resulted in higher research and development expense for the AM-125 program than in 2018. The “TRAVERS” Phase 2 trial will enroll 118 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear, resection of the vestibular nerve (vestibular neurectomy) or surgical removal of parts of the inner ear (labyrinthectomy). It is conducted in several European countries and Canada.

In 2019, we initiated a randomized placebo-controlled Phase 1b proof-of-concept trial with AM-201 in healthy volunteers in the. The trial is conducted in Europe and will enroll 80 healthy volunteers who will receive either AM-201 or placebo concomitantly with olanzapine over four weeks. On October 11, 2019, we announced positive interim results from the trial and informed that the trial will proceed to the next higher and final dose level of 30mg tested in 30 healthy volunteers, with the last subject having its last study visit in March 2020. We expect to report top-line data from the study and obtain results in May 2020.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities, and short- and long-term loans. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of December 31, 2019, we had cash and cash equivalents of CHF 1.4 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, Keyzilen®, Sonsuvi®, AM-125, AM-201 or any of our other product candidates.

As of December 31, 2019, we had an accumulated deficit of CHF 152.8 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

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

Otifex

On February 2, 2017, we entered into an asset purchase agreement with Otifex Therapeutics Pty Ltd (“Otifex”), pursuant to which we agreed to purchase and Otifex agreed to sell us certain pre-clinical and clinical assets related to a formulation for the intranasal application of betahistine, which we refer to as AM-125, as well as associated intellectual property rights. We are developing the formulation for the treatment of vertigo. The Otifex transaction closed in July 2017.

Anti-psychotic induced weight-gain

On April 24, 2018, we entered into an asset purchase agreement pursuant to which we agreed to purchase two patents related to the treatment of anti-psychotic induced weight-gain which we refer to as AM-201. The transaction closed in April 2018.

Financial Operations Overview

Research and development expense

Research and development expense consists principally of:

●	salaries for research and development staff and related expenses, including employee benefits;

●	costs for production of pre-clinical compounds, drug substances and drug products by contract manufacturers;

●	fees and other costs paid to contract research organizations in connection with additional pre-clinical testing and the performance of clinical trials;

●	costs of related facilities, materials and equipment;

●	costs associated with obtaining and maintaining patents;

●	costs related to the preparation of regulatory filings and fees; and

●	depreciation and amortization of tangible and intangible fixed assets used to develop our product candidates.

We expect our total cash need in 2020 to be in the range of CHF 7.5 to 10.0 million for our expected total operating expenses of CHF 3.5 to 4.5 million and our expected capitalized research and development costs of CHF 4.0 to 5.5 million. Our research and development expense mainly relates to the following key programs:

●	AM-125 for Vertigo. The “TRAVERS” Phase 2 trial will enroll 118 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear, resection of the vestibular nerve (vestibular neurectomy) or surgical removal of parts of the inner ear (labyrinthectomy). It is conducted in several European countries and Canada. The TRAVERS trial started recruitment during the third quarter of 2019 and has two parts. In Part A, three ascending doses of AM-125 or placebo, administered three times daily over a total of four weeks, are tested in a total of 30 patients. In addition, oral betahistine 48 mg is tested in 16 patients under open-label conditions for reference. Due to the COVID-19 outbreak, sites participating in the “TRAVERS” trial have postponed elective procedures and temporarily reduced or suspended clinical research activities. As a result, enrollment came to a halt towards the end of March 2020. Although sites are expected to catch up on enrollment once COVID-19 related restrictions are relaxed, the Company expects that the interim analysis following Part A of the trial will be completed only in the third quarter of 2020, at the earliest. Based on an interim analysis following Part A two doses will be selected and tested in an estimated 72 patients in Part B.

●	AM-201 for Antipsychotic-Induced Weight Gain. We are conducting a pharmacokinetic/pharmacodynamic trial with AM-201 in antipsychotic-induced weight gain. The trial is conducted in a European country and will enroll 80 healthy volunteers who will receive either AM-201 or placebo concomitantly with olanzapine over four weeks. Doses are escalated in six steps. On October 11, 2019, we announced positive interim results from the trial and informed that the trial will proceed to the next higher and final dose level of 30 mg tested in 30 healthy volunteers, with the last subject having its last study visit in March 2020. We expect to report top-line data from the study in May 2020.

●	Sonsuvi® (AM-111) for Acute Inner Ear Hearing Loss. Following the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. We currently aim to implement the further development of Sonsuvi® through strategic partnering, special purpose vehicle financing, grant funding or a combination thereof. Pending such funding, we expect our research and development expenses in connection with the Sonsuvi® program to remain minimal.

●	Keyzilen® (AM-101). We conducted a Phase 3 clinical development program with Keyzilen®comprising two Phase 3 trials and two open label follow-on trials. We completed enrollment of the last of these trials (TACTT3) in September 2017. On March 13, 2018, we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. On April 25, 2019, we announced that we had completed the design of a pivotal Phase 2/3 trial for Keyzilen®. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. On September 13, 2019, we announced that we had obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. We intend to fund further development of Keyzilen® either through partnerships or research grants. Pending such funding, we expect our research and development expenses in connection with the Keyzilen® program to remain minimal.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for production of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.

For the years ended December 31, 2019, 2018 and 2017, we spent CHF 0.5 million, CHF 1.7 million and CHF 6.5 million, respectively, on research and development expenses related to Keyzilen®. For the same time periods, we spent CHF 0.1 million, CHF 1.5 million, and CHF 11.4 million, respectively, on research and development expenses related to Sonsuvi®. For the years ended December 31, 2019 and 2018, we also spent CHF 4.3 million and CHF 3.5 million, respectively, on research and development expenses related to our intranasal betahistine program (before capitalization of expenses related to AM-125). In addition, we incurred research and development expenses related to our earlier stage products. Following a marked reduction in research and development expenses related to the conclusion of the Phase 3 trials with Keyzilen®and Sonsuvi®, their level is expected to start increasing again from 2021 onward as we advance the clinical development with AM-125 and AM-201. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

●	the number and characteristics of product candidates that we pursue;

●	the cost, timing, and outcomes of regulatory approvals and payer discussions;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

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

General and administrative expense

Our general and administrative expense consists principally of:

●	salaries for general and administrative staff and related expenses, including employee benefits;

●	business development expenses, including travel expenses;

●	administration expenses including professional fees for auditors and other consulting expenses not related to research and development activities, professional fees for lawyers not related to the protection and maintenance of our intellectual property and IT expenses;

●	cost of facilities, communication and office expenses; and

●	depreciation and amortization of tangible and intangible fixed assets not related to research and development activities.

Interest income

Our policy is to invest funds in low risk investments including interest bearing deposits. Saving and deposit accounts generate a small amount of interest income.

Interest expense

Our interest expense consists principally of bank charges and interest expenses due to the Loan and Security Agreement with Hercules. On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. Interest expenses therefore were significantly lower in 2019 compared to 2018.

Revaluation gain from derivative financial instruments

In connection with the Hercules Loan and Security Agreement, the Company issued Hercules a warrant to purchase up to 783 of its common shares at an exercise price of $788.00 per share. Revaluation gain/(loss) show the changes in fair value of the warrant issued to Hercules.

On January 31, 2019, in connection with our final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of  $788.00 per common share for no consideration to us in exchange for our payment to Hercules. We canceled the warrant upon receipt.

On February 21, 2017, we issued 10,000,000 (pre-merger) warrants in connection with a registered offering of 10,000,000 common shares (the “February 2017 Registered Offering”), each warrant entitling its holder to purchase 0.70 of a common share at an exercise price von $ 1.20 (pre-merger). Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 (pre-merger) additional common shares and/or 1,500,000 (pre-merger) additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 (pre-merger) warrants. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2019, the outstanding warrants issued in the February 2017 offering were exercisable for up to 39,725 common shares at an exercise price of $240.00 per common share. As of December 31, 2019, the fair value of the warrants amounted to CHF 0.00. The revaluation gain of the derivative for the twelve months ended December 31, 2019 amounted to CHF 166,301, which is a decrease of CHF 1,480,811 when comparing to the same period in 2018. Since its initial recognition on February 21, 2017, the fair value decreased by CHF 5,091,817 resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,091,817).

On January 30, 2018 we issued 37,499 warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase one common share at an exercise price of $100.00 per common share. As of December 31, 2019, the warrants were exercisable for an aggregate of 37,501 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $100.00 per common share. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2019 the fair value of the warrants amounted CHF 4,353. The revaluation gain of the derivative for the twelve months ended December 31, 2019 amounted to CHF 285,298, which is a decrease of CHF 1,908,798 when comparing to the same period in 2018. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,479,394 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018, the Company issued 314,102 Series A warrants and 224,358 Series B warrants in connection with the July 2018 Registered Offering of 897,435 common shares, each warrant entitling its holder to purchase one common share at an original exercise price of CHF 7.80 per common share. Revaluation gain/(loss) show the changes in fair value of the outstanding Series B warrant issued in connection with this offering. As of December 31, 2019, 145,226 Series A warrants were exercised for an aggregate amount of CHF 1,132,762 and 143,221 Series B warrants were exercised for an aggregate amount of CHF 1,117,125.

As of December 31, 2019, 143,221 Series B exercised warrants were subject to revaluation at the time that they were exercised and the fair value amounts to CHF 3,005,348 (2018: CHF 3,005,348). Since its initial recognition on July 17, 2018 the fair value of the warrants has increased by CHF 2,433,099, resulting in a loss in the corresponding amounts (fair value as of July 17, 2018: CHF 572,249).

As of December 31, 2019, the number of Series B warrants outstanding subject to revaluation were 34,535 and the fair value amounted to CHF 0.00 (2018: CHF 215,572). The fair value decreased by CHF 215,572 resulting in a revaluation gain of the same amount for the year ended December 31, 2019 (fair value as of July 17, 2018: CHF 137,987).

Foreign currency exchange gain/(loss), net

Our foreign currency exchange gain/(loss), net, consists primarily of unrealized gains or losses on our USD and EUR denominated cash and cash equivalents.

Transaction costs

Transaction costs decreased by CHF 520,125 in the year ended December 31, 2019 compared to the previous year, due to lower fees and transaction costs related to the equity offering in the second quarter of 2019 compared to the equity offerings in 2018.

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

Comparison of the years ended December 31, 2019 and 2018

	Year Ended December 31,
	2019	2018	Change
	(in thousands of CHF)%
Research and development	(3,325)	(6,690)	(50)%
General and administrative	(3,934)	(4,264)	(8)%
Operating loss	(7,259)	(10,954)	(34)%
Interest income	18	—	(100)%
Interest expense	(29)	(1,070)	(97)%
Foreign currency exchange gain/(loss), net	(219)	(140)	57%
Revaluation gain from derivative financial instruments	664	1,350	(51)%
Transaction Costs	—	(520)	(100)%
Loss before tax	(6,825)	(11,334)	(40)%
Income tax gain/(loss)	194	(162)	(220)%
Net loss attributable to owners of the Company	(6,631)	(11,496)	(42)%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Re-measurements of defined benefits liability, net of taxes of CHF 0	(72)	1,277	(106%)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	16	(11)	(245)%
Other comprehensive loss	(56)	1,266	(104)%
Total comprehensive loss attributable to owners of the Company	(6,687)	(10,230)	(35)%

Research and development expense

	Year Ended December 31,
	2019	2018	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(993)	(846)	17%
Pre-clinical projects	(182)	(873)	(79)%
Drug manufacture and substance	(481)	(2,185)	(78)%
Employee benefits	(1,374)	(1,653)	(17)%
Other research and development expenses	(295)	(1,132)	(74)%
Total	(3,325)	(6,689)	(50)%

Research and development expense decreased by 50% from CHF 6.7 million in 2018 to CHF 3.3 million in 2019. Our research and development expense is dependent on the development phases of our research projects and may therefore fluctuate significantly from year to year. The variances in expense between 2018 and 2019 are mainly due to the following factors:

●	Capitalization of internal costs for AM-125. In the year ended December 31, 2019, we capitalized direct costs related to our AM-125 program for a total amount of CHF 3.2 million, compared to CHF 1.9 million in the year ended December 31, 2018.

●	Clinical projects. In the year ended December 31, 2019, we incurred lower service and milestone costs for our Keyzilen® and Sonsuvi®studies, mainly reflecting the completion of our late-stage clinical trials as well as the capitalization of direct cost related to the AM-125 program.

●	Pre-clinical projects. In the year ended December 31, 2019, pre-clinical expenses decreased by 79% due to the capitalization of our intranasal betahistine program.

●	Drug manufacture and substance. In the year ended December 31, 2019, drug manufacture and substance expenses decreased by 78% mainly due to lower AM-111 project activities and the capitalization of direct costs in our AM-125 program.

●	Employee benefits. Employee benefit costs decreased in 2019 due to lower headcount and lower recruiting fees.

●	Other research and development expenses. Other research and development expenses decreased by CHF 0.8 million in the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily due to a reduction in intellectual property related activities. Further we capitalized legal costs related for patent registration related to the AM-125 program.

General and administrative expense

	Year Ended December 31,
	2019	2018	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(1,011)	(1,084)	(7)%
Business development	(114)	(44)	159%
Travel expenses	(103)	(71)	45%
Administration expenses	(2,653)	(2,798)	(5)%
Lease expenses	(27)	(52)	(48)%
Depreciation tangible assets	(11)	(187)	(94)%
Capital tax expenses	(15)	(29)	(50)%
Total	(3,934)	(4,265)	(8)%

General and administrative expenses decreased by 8% from CHF 4.3 million in 2018 to CHF 3.9 million in the year ended December 31, 2019. The decrease is related to lower employee benefits due to lower headcount and employee benefit-related expenses, partly offset by consultancy costs related to the Redomestication.

Interest income

Interest income decreased in the year ended December 31, 2019 compared to year the ended December 31, 2018 due to no interests earned in the year ended December 31, 2019 on short-term deposits.

Interest expense

Interest expense are related to the Hercules Loan and Security Agreement and decreased substantially in the year ended December 31, 2019 to CHF 0.03 million compared to CHF 1.1 million in the year ended December 31, 2018, driven by the early repayment of the loan as well as the payment of the end of term charge on January 31, 2019.

Foreign currency exchange gain/(loss), net

Foreign currency exchange loss decreased in 2019 mainly due to the depreciation of the USD and EUR against the Swiss Franc.

Revaluation gain/(loss) from derivative financial instruments

On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of $788 per common share for no consideration to us in exchange for our payment to Hercules.

On February 21, 2017, we issued 10,000,000 (pre-merger) warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 (pre-merger) additional common shares and/or 1,500,000 (pre-merger) additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 (pre-merger) warrants. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2019, the outstanding warrants issued in the February 2017 offering were exercisable for up to 39,725 common shares at an exercise price of $240.00 per common share. As of December 31, 2019, the fair value of the warrants amounted to CHF 0.00. The revaluation gain of the derivative for the twelve months ended December 31, 2019 amounted to CHF 166,301 which is a decrease of CHF 1,480,811 when comparing to the same period in 2018. Since its initial recognition as of February 21, 2017, the fair value decreased by CHF 5,091,817 resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,091,817).

On January 30, 2018 we issued 37,499 warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase one common share at an exercise price of $100.00 per common share. As of December 31, 2019, the warrants were exercisable for an aggregate of 37,501 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $100.00 per common share. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2019 the fair value of the warrants amounted CHF 4,353. The revaluation gain of the derivative for the twelve months ended December 31, 2019 amounted to CHF 285,298, which is a decrease of CHF 1,908,798 when comparing to the same period in 2018. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,479,394 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018, the Company issued 314,102 Series A warrants and 224,358 Series B warrants in connection with the July 2018 Registered Offering of 897,435 common shares, each warrant entitling its holder to purchase one common share at an original exercise price of CHF 7.80 per common share. Revaluation gain/(loss) show the changes in fair value of the outstanding Series B warrant issued in connection with this offering.

As of December 31, 2019, 145,226 Series A warrants were exercised for an aggregate amount of CHF 1,132,762 and 143,221 Series B warrants were exercised for an aggregate amount of CHF 1,117,125.

As of December 31, 2019, 143,221 Series B exercised warrants were subject to revaluation at the time that they were exercised and the fair value amounts to CHF 3,005,348 (2018: CHF 3,005,348). Since its initial recognition on July 17, 2018 the fair value of the warrants has increased by CHF 2,433,099, resulting in a loss in the corresponding amounts (fair value as of July 17, 2018: CHF 572,249).

As of December 31, 2019, the number of Series B warrants outstanding subject to revaluation were 34,535 and the fair value amounted to CHF 0.00 (2018: CHF 215,572). The fair value decreased by CHF 215,572 resulting in a revaluation gain of the same amount for the year ended December 31, 2019 (fair value as of July 17, 2018: CHF 137,987).

Income tax gain/(loss)

Income tax gain/(loss) reflects the assessment of deferred tax assets and liabilities.

Remeasurements of defined benefits liability

Remeasurements of the net defined benefits liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), decreased 106% from 2018 to 2019. The loss was primarily due to a reduction in headcount.

Foreign currency translation differences

Foreign currency translation differences decreased by 245% from 2018 to 2019. The decrease was primarily related to changes in the opening and closing balance of the group’s currency translation differences.

Comparison of the years ended December 31, 2018 and 2017

	Year Ended December 31,
	2018	2017	Change
	(in thousands of CHF)%
Research and development	(6,690)	(19,211)	(65)%
General and administrative	(4,264)	(5,150)	(17)%
Operating loss	(10,954)	(24,361)	(55)%
Interest income	—	54	(100)%
Interest expense	(1,070)	(1,640)	(35)%
Foreign currency exchange gain/(loss), net	(140)	(825)	(83)%
Revaluation gain/(loss) from derivative financial instruments	1,350	3,372	(60)%
Transaction Costs	(520)	(1,027)	(49)%
Loss before tax	(11,334)	(24,427)	(54)%
Income tax gain/(expense)	(162)	18	(1,000)%
Net loss attributable to owners of the Company	(11,496)	(24,409)	(53)%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	1,277	272	369%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	(11)	50	(122)%
Other comprehensive income/(loss)	1,266	322	293%
Total comprehensive loss attributable to owners of the Company	(10,230)	(24,087)	(58)%

Research and development expense

	Year Ended December 31,
	2018	2017	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(846)	(12,366)	(93)%
Pre-clinical projects	(873)	(643)	36%
Drug manufacture and substance	(2,185)	(2,027)	8%
Employee benefits	(1,653)	(2,774)	(40)%
Other research and development expenses	(1,132)	(1,402)	(19)%
Total	(6,689)	(19,211)	(65)%

Research and development expense decreased by 65% from CHF 19.2 million in 2017 to CHF 6.7 million in 2018. Our research and development expense is dependent on the development phases of our research projects and may therefore fluctuate significantly from year to year. The variances in expense between 2017 and 2018 are mainly due to the following factors:

●	Capitalization of internal costs for AM-125. In the year ended December 31, 2018, we capitalized direct costs related to our AM-125 program for a total amount of CHF 1.9 million.

●	Clinical projects. In the year ended December 31, 2018, we incurred lower service and milestone costs for our Keyzilen® and Sonsuvi® studies, mainly reflecting the completion of our late-stage clinical trials.

●	Pre-clinical projects. In the year ended December 31, 2018, pre-clinical expenses increased by 36% due to an increase in activities in our intranasal betahistine program.

●	Drug manufacture and substance. In the year ended December 31, 2018, costs related to raw material purchases and expenses increased by 8% mainly due to higher costs for process validation related to Sonsuvi®.

●	Employee benefits. Employee benefit costs decreased in 2018 due to lower headcount and lower recruiting fees.

●	Other research and development expenses. Other research and development expenses decreased by CHF 0.3 million in the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily due to a reduction in regulatory related activities.

General and administrative expense

	Year Ended December 31,
	2018	2017	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(1,084)	(2,098)	(48)%
Business development	(44)	(162)	(73)%
Travel expenses	(71)	(199)	(64)%
Administration expenses	(2,798)	(2,522)	11%
Lease expenses	(52)	(81)	(36)%
Depreciation tangible assets	(187)	(69)	171%
Capital tax expenses	(29)	(18)	61%
Total	(4,265)	(5,150)	(17)%

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

Revaluation gain/(loss) from derivative financial instruments

On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of $788 per common share for no consideration to us in exchange for our payment to Hercules.

On February 21, 2017, we issued 10,000,000 (pre-merger) warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 (pre-merger) additional common shares and/or 1,500,000 (pre-merger) additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 (pre-merger) warrants. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2019, the outstanding warrants issued in the February 2017 offering were exercisable for up to 39,725 common shares at an exercise price of $240.00 per common share. As of December 31, 2019, the fair value of the warrants amounted to CHF 0.00. The revaluation gain of the derivative for the twelve months ended December 31, 2019 amounted to CHF 166,301, which is a decrease of CHF 1,480,811 when comparing to the same period in 2018. Since its initial recognition as of February 21, 2017, the fair value decreased by CHF 5,091,817, resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,091,817).

On January 30, 2018 we issued 37,499 warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase one common share at an exercise price of $100.00 per common share. As of December 31, 2019, the warrants became exercisable for an aggregate of 37,501 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $100.00 per common share. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2019 the fair value of the warrants amounted CHF 4,353. The revaluation gain of the derivative for the twelve months ended December 31, 2019 amounted to CHF 285,298, which is a decrease of CHF 1,908,798 when comparing to the same period in 2018. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,479,394 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018, the Company issued 314,102 Series A warrants and 224,358 Series B warrants in connection with the July 2018 Registered Offering of 897,435 common shares, each warrant entitling its holder to purchase one common share at an original exercise price of CHF 7.80 per common share. Revaluation gain/(loss) show the changes in fair value of the outstanding Series B warrant issued in connection with this offering.

As of December 31, 2019, 145,226 Series A warrants were exercised for an aggregate amount of CHF 1,132,762 and 143,221 Series B warrants were exercised for an aggregate amount of CHF 1,117,125.

As of December 31, 2019, 143,221 Series B exercised warrants were subject to revaluation at the time that they were exercised and the fair value amounts to CHF 3,005,348 (2018: CHF 3,005,348). Since its initial recognition on July 17, 2018 the fair value of the warrants has increased by CHF 2,433,099, resulting in a loss in the corresponding amounts (fair value as of July 17, 2018: CHF 572,249).

As of December 31, 2019, the number of Series B warrants outstanding subject to revaluation were 34,535 and the fair value amounted to CHF 0.00 (2018: CHF 215,572). The fair value decreased by CHF 215,572 resulting in a revaluation gain of the same amount for the year ended December 31, 2019 (fair value as of July 17, 2018: CHF 137,987).

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

Cash flow

Comparison of the years ended December 31, 2019 and 2018

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
	(in thousands of CHF)
Net cash used in operating activities	(8,393)	(13,232)
Net cash used in investing activities	(3,001)	(1,823)
Net cash from financing activities	7,378	5,733
Net effect of currency translation on cash	8	(258)
Cash and cash equivalents at the beginning of the period	5,393	14,973
Cash and cash equivalents at the end of the period	1,385	5,393

The decrease in cash used in operating activities from CHF 13.2 million in 2018 to CHF 8.4 million in 2019 reflects the impact of lower operating expenses primarily driven by lower research and development related expenses.

Cash used in investing activities increased from CHF 1.8 million in 2018 to CHF 3.0 in 2019. The increase is primarily due to higher investments in intangible assets in 2019.

Cash from financing activities in 2019 increased as the repayment of the loan towards Hercules decreased from CHF 9.3 million to CHF 1.5 million. The cash inflow from our funding sources decreased from CHF 15.4 million to CHF 8.8 million as a result of lower equity raises.

Comparison of the years ended December 31, 2018 and 2017

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
	(in thousands of CHF)
Cash used in operating activities	(13,232)	(24,276)
Net cash used in investing activities	(1,823)	(99)
Net cash from financing activities	5,733	8,221
Net effect of currency translation on cash	(258)	(1,315)
Cash and cash equivalents at the beginning of the period	14,973	32,442
Cash and cash equivalents at the end of the period	5,393	14,973

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

Cash and funding sources

The table below summarizes our sources of financing for the years ended December 31, 2019, 2018 and 2017.

	Equity Capital and Preference Shares	Loans	Total
	(in thousands of CHF)
2019	8,845	—	8,845
2018	15,441	—	15,441
2017	11,491	—	11,491
Total	35,777	—	35,777

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.01 per common share and for the warrants is CHF 4.34.

On November 30, 2018, we entered into the A.G.P. Sales Agreement with A.G.P. Pursuant to the terms of the A.G.P. Sales Agreement, as amended on April 5, 2019, we may offer and sell our common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, we may sell common shares up to a maximum aggregate offering price of $25.0 million. As of the date of this Annual Report, we have sold 202,805 of our common shares for an aggregate offering price of  $1.4 million pursuant to the A.G.P. Sales Agreement.

On November 27, 2018 and December 11, 2018, we entered into purchase agreements with FiveT Capital AG, providing for the issuance and sale by us of an aggregate of 165,750 of our common shares for an aggregate purchase price of $1.6 million in two separate registered direct offerings.

On July 17, 2018, we completed a public offering of 897,435 common shares, 314,102 Series A warrants, each such warrant entitling its holder to purchase a common share, and 224,358 Series B warrants, each entitling its holder to purchase a common share. The net proceeds to us from the July 2018 Registered Offering were approximately $6.2 million, after deducting underwriting discounts and other offering expenses payable by us. As of December 31, 2019, the outstanding Series A warrants issued in the July 2018 Registered Offering are exercisable for up to 168,876 common shares (assuming we decide to round up fractional common shares to the next whole common share) at an exercise price of CHF 7.80 per common share, and the outstanding Series B warrants issued in the July 2018 Registered Offering are exercisable for up to 81,137 common shares of which, the number of Series B warrants outstanding were exercisable for up to 46,602 common shares at an exercise price of CHF 7.80 per common share and 34,535 common shares at an exercise price of CHF 3.95 per common share (which exercise price was automatically adjusted due to the May 2019 Registered Offering). Since the July 2018 Registered Offering, certain Series A warrant holders exercised their warrant shares to purchase 145,226 common shares of the Company and certain Series B warrant holders exercised warrant shares to purchase 143,221 common shares.

On May 2, 2018, we entered into the LPC Purchase Agreement and the registration rights agreement with LPC (the “Registration Rights Agreement”). Pursuant to the Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. As of the date of this Annual Report, we have issued an aggregate of 463,000 common shares for aggregate proceeds of $1.7 million to LPC under the LPC Purchase Agreement. The Purchase Agreement replaced the Purchase Agreement that we entered into with LPC on October 10, 2017 (the “2017 Commitment Purchase Agreement”), which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares, and prior to its termination, we had issued an aggregate of 2,600,000 (pre-merger) common shares for aggregate proceeds of $1.8 million to LPC under the 2017 Commitment Purchase Agreement.

On January 30, 2018, we completed a public offering of 62,499 common shares and a concurrent offering of 37,499 warrants, each warrant entitling its holder to purchase one common share. The net proceeds to the Company from the January 2018 Registered Offering were approximately $4.9 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of December 31, 2019, the outstanding warrants issued in the January 2018 offering were exercisable for up to 37,501 common shares (assuming we decide to round up fractional common shares to the next whole common share) at an exercise price of $100.00 per common share.

On October 16, 2017, in a separate private placement, we issued 1,744,186 (pre-merger) common shares to LPC for aggregate proceeds of $1,500,000.

On February 21, 2017, we completed a public offering of 10,000,000 (pre-merger) common shares and 10,000,000 (pre-merger) warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to us from the offering were approximately CHF 9.1 million, after deducting underwriting discounts and other estimated offering expenses payable by us. The underwriter was granted a 30-day option to purchase up to 1,500,000 (pre-merger) additional common shares and/or 1,500,000 (pre-merger) additional warrants. On February 15, 2017, the underwriter partially exercised its option in the amount of 1,350,000 (pre-merger) warrants. As of December 31, 2019, the outstanding warrants issued in the February 2017 offering were exercisable for up to 39,725 common shares at an exercise price of $240.00 per common share.

On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to $20.0 million with Hercules as administrative agent and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan was to mature on January 2, 2020 and bore interest at a minimum rate of 9.55% per annum, and was subject to the variability of the prime interest rate. The loan was secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. In connection with the loan facility, we issued Hercules a warrant to purchase up to 783 of our common shares at an exercise price of $788.00 per share. On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of $788.00 per common share for no consideration to us in exchange for our payment to Hercules.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We expect that we will need additional funding. We expect our total cash need in 2020 to be in the range of CHF 7.5 to 10.0 million for our expected total operating expenses of CHF 3.5 to 4.5 million and our expected capitalized research and development costs of CHF 4.0 to 5.5 million. Additionally, as of the date of this Annual Report we have warrants outstanding, which are exercisable for an aggregate of 2,488,520 common shares at a weighted average exercise price of $9.80 per share, an equity commitment to sell up to $8.2 million of additional common shares to LPC pursuant to the LPC Purchase Agreement and an at-the-market offering program pursuant to the A.G.P. Sales Agreement for sales of up to $25.0 million of additional common shares.

The COVID-19 outbreak and its impact on the global financial markets may limit our ability to raise additional funds to continuously fund our operations and complete the research and development of all of our product candidates. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

●	the number and characteristics of product candidates that we pursue;

●	the cost, timing, and outcomes of regulatory approvals;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

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

Intangible assets

Research and development

The project stage forms the basis for the decision as to whether costs incurred for the Company’s development projects can be capitalized. For Keyzilen®, Sonsuvi® and AM-201 clinical development expenditures are not capitalized until the Company obtains regulatory approval (i.e. approval to commercially use the product), as this is considered to be essentially the first point in time where it becomes probable that future revenues can be generated. For the AM-125 program, however, given the current stage of the development project, the nature of the development approach and the fact that there is an existing market, direct development expenditures have been capitalized, including certain expenses related to the patenting of intellectual property.

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

Deferred tax

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiaries to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

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

Share-based compensation

Share Options

The Company maintains a share-based payment plan in the form of a stock option plan for its employees, members of the Board of Directors as well as key service providers. Stock options are granted at the Board’s discretion without any contractual or recurring obligations.

The share-based compensation plan qualifies as an equity settled plan. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. Under the Company’s equity incentive plan (the “Equity Incentive Plan” or “EIP”) adopted in August 2014 and amended in April 2017 and June 2019, 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors in 2016, 2017, 2018 and 2019 vest after a period of one year after the grant date.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. Share-based payments that are not subject to any further conditions are expensed immediately at grant date. In the year the options are exercised the proceeds received net of any directly attributable transaction costs are credited to share capital (par value) and share premium.

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

D. Trend information

See “Item 5. Operating and Financial Review and Prospects.”

E. Off-balance sheet arrangements

As of the date of this Annual Report, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the lease agreements for which the short-term lease exemption is applied.

F. Tabular disclosure of contractual obligations

The following table presents information relating to our contractual obligations as of December 31, 2019:

	Payments Due by Period
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in thousands of CHF)
Lease obligations (1)	25	—	—	—	25
Derivative Financial Instruments (2)	—	4	—	—	4
Total	25	4	—	—	29

(1)	Lease obligations consist of payments pursuant to short-term lease agreements relating to our leases of office spaces and are not accounted for on the balance sheet. The lease term of our leases were assess in line with IFRS 16 to be less than 12 months.

(2)	Derivative Financial instruments relate to the warrants issued in connection with the Hercules Loan and Security Agreement and the warrants issued in the public offering in February 2017, direct placement in January 2018 and the July 2018 Registered Offering.

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

G. Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Our directors have been elected for a one year term and, accordingly, the term will expire at the time of our 2020 annual general meeting. All directors have indicated that they will stand for re-election.

The following table presents information about our executive officers and directors.

Name	Position	Age	Initial Year of Appointment
Executive Officers
Thomas Meyer	Chairman, Director and Chief Executive Officer	52	2003
Raoul Dias (1)	General Counsel	39	2019
Elmar Schaerli	Chief Financial Officer	48	2019
Non-Executive Directors
Armando Anido	Director	62	2016
Mats Blom	Director	55	2017
Alain Munoz	Director	69	2018
Calvin W. Roberts	Director	67	2015

(1)	Effective March 20, 2020, Raoul Dias resigned from his position as General Counsel.

Unless otherwise indicated, the current business addresses for our executive officers and directors is Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

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

Raoul Dias, General Counsel: Mr. Dias has served as Auris Medical’s General Counsel & Secretary since July 2018 and as Senior Counsel & Secretary since November 2017. Prior to joining Auris Medical, he had worked as Senior Counsel at Amcor Ltd., Senior Counsel & Secretary at Transocean Partners LLC, and attorney at two leading Swiss law firms. He holds a doctorate in law from the University of Berne, Switzerland.

Elmar Schaerli, Chief Financial Officer: Mr. Schaerli has served as Auris Medical’s Chief Financial Officer since November 2019. Mr. Schaerli has acquired almost 30 years of both private and public finance and accounting experience in the biotech and medtech industry. In 2003 he founded ante treuhand ag, a Swiss fiduciary company supporting companies primarily in health care and technology, and has since served as its CEO.

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

Mats Blom, Director: Mats Blom has been a member of our Board of Directors since April 2017. Mr. Blom is Chief Financial Officer (CFO) of NorthSea Therapeutics B.V., a biotechnology company focused on oral, structurally-engineered lipid therapeutics. Prior to joining NorthSea, he served as CFO of Modus Therapeutics A/B, a biotechnology company developing therapeutics to restore healthy blood flow for patients with debilitating diseases, Zealand Pharma A/B, a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines, and Swedish Orphan International, an orphan drug company acquired by BioVitrum in 2009. In addition, Mr. Blom has extensive managerial experience and has held CFO positions at Active Biotech AB and Anoto Group AB. Previously, he served as a management consultant at Gemini Consulting and Ernst & Young. Mats Blom holds a BA in Business Administration and Economics from the University of Lund and an MBA from IESE University of Navarra, Barcelona.

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

B. Compensation

For the year ended December 31, 2019, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 1,214,846 (2018: CHF 1,690,635).

For the year ended December 31, 2019, the amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of 42,560 CHF (2018: CHF 55,278).

Compensation awarded to the Board of Directors in 2019

The total compensation of the members of the board of directors in 2019 is outlined below:

In CHF	Cash Compensation	Social Contributions	Stock Options(2)	Total
Thomas Meyer, PhD, Chairman(1)	—	—	—	—
Armando Anido, MBA	42,103	586	12,331	55,019
Mats Blom, MBA	42,689	—	12,331	55,019
Alain Munoz, MD	42,689	—	12,331	55,019
Calvin W. Roberts, MD	42,103	586	12,331	55,019
Total	169,584	1,172	49,323	220,078

(1)	Disclosed under “Compensation Awarded to Our Executive Officers” below. The Chief Executive Officer does not receive any additional compensation for the exercise of the office of the Chairman.

(2)	In 2019, 13,846 options were granted to each eligible member of the Board of Directors. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

Compensation Awarded to our Executive Officers in 2019

The total compensation and the highest individual compensation to our executive officers in 2019 are outlined below:

in CHF	Fixed Cash Compensation	Variable Compensation(1)	Social contributions and fringe benefits	Stock Options(2)	Total
Thomas Meyer, PhD Chief Executive Officer(3)	363,600	—	59,595	163,123	586,318
Executive Officers Total(4)	704,006	107,482	122,691	109,912	1,044,091

(1)	The variable compensation is paid in cash.

(2)	2019 option grants. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

(3)	Highest paid executive.

(4)	On December 31, 2019, we had three executive officers. Mr. Levett retired from his function as executive officer effective as of October 31, 2019. The compensation to the retired executive officer for his services in 2019 is included in the executive officer total compensation.

Employment Agreements

We have entered into employment and/or consulting agreements with our executive officers Thomas Meyer, Elmar Schaerli and Raoul Dias. The employment and/or consulting agreements provide for the compensation that Messrs. Meyer, Schaerli and Dias are entitled to receive, including certain equity grants, and the employment agreements of Messrs. Meyer and Dias contain termination notice periods of three to six months. The Company will have title to the intellectual property rights developed in connection with the executive officer’s employment, if any.

None of our directors has entered into service agreements with the Company. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity-based compensation and benefits.

Equity Incentive Plans

Equity Incentive Plan

In August 2014, as amended and restated in June 2019, we established the EIP with the purpose of motivating and rewarding those employees and other individuals who are expected to contribute significantly to our success, and advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals. As of March 13, 2020, the maximum number of shares available for issuance under the EIP was 300,000 common shares. The option exercise price for options under the EIP is determined by the compensation committee at the time of grant, but shall not be less than the par value of a common share on the grant date.

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

Prior Plans

In 2013 we established Stock Option Plan C, or Plan C, and in 2008 we established Stock Option Plan A, or Plan A, and Stock Option Plan B, or Plan B. We refer to Plan A, Plan B and Plan C together as the Prior Plans. There are no outstanding Options under Plan A, Plan B or Plan C.

Indemnification

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

Our Bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our Bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

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

Our Bye-laws provide that directors may be elected at either the annual general meeting or a special general meeting. Unless shareholders determine otherwise, under our Bye-laws directors hold office until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we comply with home country governance requirements and certain exemptions thereunder rather than the Nasdaq stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

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

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

●	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

●	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

●	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

●	reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

●	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;

●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

●	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets at least four times per year.

Compensation Committee

The compensation committee, which consists of Armando Anido and Alain Munoz, assists our board of directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our directors and executive officers. While Bermuda law does not require that we adopt a compensation committee, we have established a compensation committee in accordance with Bermuda law. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees.

D.	Employees

As of December 31, 2019, we had 12 employees (8.1 full time equivalents). None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.	Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 13, 2020 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

●	each of our executive officers and directors; and

●	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 13, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

Common shares that a person has the right to acquire within 60 days of March 13, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. As of March 13, 2020, 4,174,133 common shares, or approximately 93%, are held by two holders in the United States. Unless otherwise indicated below, the address for each beneficial owner is Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The percentage of common shares beneficially owned is based on 4,484,584 common shares issued and outstanding as of March 13, 2020. Each common share confers the right on the holder to cast one vote at a general meeting of shareholders and no shareholder has different voting rights.

	Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
Altium Capital Management, LP (1)	897,435	9.99%
Executive Officers and Directors
Thomas Meyer, Ph.D. (2)	553,866	12.35%
Armando Anido, M.B.A (3)	4,452	*
Mats Blom, M.B.A. (4)	4,452	*
Alain Munoz (5)	4,514	*
Calvin W. Roberts, M.D.(6)	4,628	*
Raoul Dias (7)	550	*
Elmar Schaerli, CPA	—	*
All current directors and executive officers as a group (7 persons)	572,462	12.77%

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)	Based on the Schedule 13G/A filed by Altium Capital Management, LP, Altium Growth Fund, LP, and Altium Growth GP, LLC on February 14, 2020. Altium Growth Fund, LP is the record and direct beneficial owner of the securities. Altium Capital Management, LP is the investment advisor of, and may be deemed to beneficially own securities owned by Altium Growth Fund, LP. Altium Growth GP, LLC is the general partner of, and may be deemed to beneficially own securities owned by, Altium Growth Fund, LP. The number of common shares listed in the table consists of 897,435 common shares such holder could acquire upon exercise of outstanding warrants to purchase common shares. Each of the reporting persons shares voting and disposal power over the shares. The percentage in this table reflects that the reporting persons may not exercise the warrants to the extent such exercise would cause the reporting persons to beneficially own a number of common shares that would exceed 9.99% of our then outstanding common shares following such exercise. The address of the principal business office of each of the reporting persons is 551 Fifth Ave, FL 19 New York, NY 10176.

(2)	Consists of 390,000 common shares, warrants to purchase 138,097 common shares and options to purchase 25,769 common shares under the EIP.

(3)	Consists of options to purchase common shares under the Company’s EIP.

(4)	Consists of options to purchase common shares under the Company’s EIP.

(5)	Consists of 62 common shares owned by Alain Munoz and options to purchase common shares under the Company’s EIP.

(6)	Consists of 76 common shares jointly owned by Calvin W. Roberts and Andrea Colvin Roberts. Also, consists of 100 common shares held by Calvin W. Roberts, MD PC Pension Plan. Calvin Roberts is a trustee for Calvin W. Roberts, MD PC Pension Plan. Also consists of options to purchase common shares under the Company’s EIP.

(7)	Consists of 550 common shares owned by Raoul Dias.

Holders

As of March 13, 2020, we had five shareholders of record of our common shares.

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

In August 2014, we completed our initial public offering and listed our common shares on the Nasdaq Global Market. In the initial public offering, we issued and sold 50,566 common shares, including 3,566 common shares sold to the underwriters pursuant to the underwriters’ over-allotment option. In May 2015, we completed a public offering of 26,375 common shares. In February 2017, we completed a public offering of 50,000 common shares and warrants to purchase 39,725 common shares. In January 2018, we completed a public offering of 62,499 common shares and a concurrent offering of warrants to purchase 37,499 common shares. In July 2018, we completed a public offering of 897,435 common shares and a concurrent offering of Series A warrants to purchase 314,102 common shares and Series B warrants to purchase 224,358 common shares. In May 2019, we completed a public offering of (i) 440,000 common shares, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares. While none of our existing shareholders sold common shares in the public offerings, certain shareholders purchased common shares in certain of the public offerings. The percentage ownership held by certain shareholders decreased as a result of the issuance of the common shares sold by us in the public offerings.

Additionally, in February/March 2018 (prior to the Merger), Sofinnova Capital VII FCPR sold 10,000 of our common shares and in April/May 2018 Sofinnova Venture Partners VIII, L.P. sold all of our common shares beneficially held by it.

B.	Related party transactions

Related Person Transaction Policy

Prior to our initial public offering, we entered into a new related person transaction policy under which any such transaction must be approved or ratified by the audit committee or the board of directors.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our Bye-laws require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Employment Agreements

Certain of our executive officers have entered into employment agreements with the Company, certain of which provide for notice of termination periods and include restrictive covenants. None of our directors have entered into service agreements with the Company. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Mandate Agreement

Ante Treuhand AG (“Ante Treuhand”) provides the Chief Financial Officer to the Company. The Chief Financial Officer is an employee of Ante Treuhand and is not paid directly by the Company. Fees paid to Ante Treuhand for CFO services starting November 2019 were CHF 11,770. Fees paid to Ante Treuhand for other services provided during the year ended December 31, 2019 were CHF 28,611.

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

Dividends and Dividend Policy

We have never paid or declared any cash dividends on our shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and any payment of dividends will, amongst other requirements, be subject to legal restrictions.

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

Our common shares began trading on the Nasdaq Global Market on August 11, 2014 under the symbol “EARS”. On September 28, 2017, we transferred our common shares from the Nasdaq Global Market to the Nasdaq Capital Market under the same symbol (“EARS”). On March 14, 2018, our post-Merger common shares began trading on the Nasdaq Capital Market.

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

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum of Continuance and Bye-laws

We are an exempted company incorporated under the laws of Bermuda. On January 24, 2019, our board of directors determined that it would be in our best interest to change our legal seat and jurisdiction of incorporation, respectively, from Switzerland to Bermuda pursuant to the Redomestication. Our shareholders approved the Redomestication and adopted the Memorandum of Continuance and the Bye-laws at an extraordinary meeting of shareholders held on March 8, 2019. Upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.”

Set forth below is a description of our share capital, Memorandum of Continuance and Bye-laws. Additionally, set forth below is a comparison of select provisions of the corporate laws of Delaware and Bermuda showing the default positions in each jurisdiction that govern shareholder rights.

Bermuda Description of Share Capital

The following description of our share capital summarizes certain provisions of our Memorandum of Continuance (which is equivalent for these purposes to a memorandum of association under Bermuda law) and our Bye-laws. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Memorandum of Continuance and Bye-laws in effect from the continuance of the Company. We urge you to read the forms of our Memorandum of Continuance and Bye-laws, included as exhibits to this Annual Report.

General

We are an exempted company incorporated under the laws of Bermuda. We began our current operations in 2003 as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical AG, and our name was changed to Auris Medical Holding AG on April 22, 2014. Following the Merger on March 13, 2018, the surviving entity was named Auris Medical Holding AG. Upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Redomestication was effected and we continued in Bermuda pursuant to Section 132C of the Companies Act as a Bermuda company, subject to the Companies Act and other laws of Bermuda, with the name “Auris Medical Holding Ltd.” Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The Memorandum of Continuance provides that the objects of our business are unrestricted, and we have the capacity, rights, powers and privileges of a natural person.

Since the Redomestication, other than the 2019 Reverse Share Split and as otherwise described herein, there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered and no name changes. There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.

Share Capital

As of December 31, 2019, our authorized share capital consisted of 10,000,000 common shares, par value CHF 0.40 per share, and 20,000,000 preference shares, par value CHF 0.02 per share, and there were 4,125,949 common shares issued and outstanding, excluding 324,053 common shares issuable upon exercise of options and 2,488,520 common shares issuable upon exercise of warrants, and no preference shares issued and outstanding. All of the Company’s issued and outstanding shares are fully paid-in.

Pursuant to our Bye-laws, subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our Bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a general meeting at which a quorum is present.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our Bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of us.

Dividend Rights

Under Bermuda law, the board of directors may declare a dividend without shareholder approval, but a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than its liabilities. Under our Bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two or more persons holding or representing issued and outstanding shares of the relevant class is present. Our Bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our Bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Share Split and Reverse Share Split effected by consolidating our common shares

Our board of directors may in its absolute discretion and without further approval of shareholders divide, consolidate or sub-divide our share capital in any manner permitted by the Companies Act, including approving a reverse share split by consolidating our common shares (together with a corresponding increase in the par value thereof) in a ratio determined by the board of directors. Our Bye-laws also provide that upon an alteration or reduction of share capital where fractions of shares or some other difficulty would arise, our board of directors may deal with or resolve the same in any manner as it thinks fit.

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

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our Bye-laws provide that the board of directors may convene an annual general meeting or a special general meeting. Under our Bye-laws, at least 14 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy issued and outstanding common shares.

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

Election and Removal of Directors

Our Bye-laws provide that our board shall consist of three directors or such greater number as the board may determine. Our board of directors currently consists of five directors. Each director shall hold office for such term as the shareholders may determine or, in their absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

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

Proceedings of Board of Directors

Our Bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our Bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our Bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the chairman of the relevant board meeting.

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

Our Bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our Bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose. See “Comparison of Corporate Law—Indemnification of directors and executive management and limitation of liability.”

Amendment of Memorandum of Continuance and Bye-laws

Bermuda law provides that the memorandum of association (or memorandum of continuance) of a company may be amended by a resolution passed at a general meeting of shareholders. Our Bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders. In the case of certain bye-laws, such as the Bye-laws relating to election and removal of directors, approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 66 2∕3% of our directors then in office and of at least 66 2∕3% percent of the votes attaching to all shares in issue.

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

Amalgamations, Mergers and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires an amalgamation or merger agreement that is approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our Bye-laws provide that an amalgamation or a merger (other than with a wholly owned subsidiary or as described below) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy issued and outstanding common voting shares. Any amalgamation or merger or other business combination (as defined in the Bye-laws) not approved by our board of directors must be approved by the holders of not less than 66 2∕3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

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

Our Bye-laws contain provisions regarding “business combinations” with “interested shareholders”. Pursuant to the Bye-laws, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by our board and authorized at an annual or special general meeting by the affirmative vote of at least 66 2∕3% of our issued and outstanding voting shares that are not owned by the interested shareholder, unless: (i) prior to the time that the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or (ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares at the time the transaction commenced. For purposes of these provisions, “business combinations” include mergers, amalgamations, consolidations and certain sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets, issuances and transfers of shares and other transactions resulting in a financial benefit to an interested shareholder. An “interested shareholder” is a person that beneficially owns 15% or more of our issued and outstanding voting shares and any person affiliated or associated with us that owned 15% or more of our issued and outstanding voting shares at any time three years prior to the relevant time.

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

Anti-Takeover Provisions

Two-thirds supermajority shareholder voting requirement: Our Bye-laws provide that, except to the extent that a proposal has received the prior approval of the board, the approval of an amalgamation, merger or consolidation with or into any other person shall require the affirmative vote of not less than 66 2∕3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution (except for certain “business combinations” with “interested shareholders” as set forth in Amalgamations, Mergers and Business Combinations above).

Amendments to the Bye-laws: Our Bye-laws provide that no bye-law may be rescinded, altered or amended and no new bye-law may be made until the same has been approved by a resolution of the board and by a resolution of the shareholders. In the case of certain bye-laws, such as the Bye-laws relating to election and removal of directors, approval of business combinations and amendment of bye-law provisions, the required resolutions must include the affirmative vote of at least 66 2∕3% of our directors then in office and of at least 66 2∕3% percent of the votes attaching to all issued and outstanding shares.

Limitations on the election of directors: Our Bye-laws provide that a person may be proposed for election or appointment as a director at a general meeting either by the board or by one or more shareholders holding our shares which in the aggregate carry not less than 5% of the voting rights in respect of the election of directors. In addition, unless a person is proposed for election or appointment as a director by the board, when a person is proposed for appointment or election as a director, written notice of the proposal must be given to us as follows. Where a director is to be appointed or elected: (1) at an annual general meeting, such notice must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not 30 days before or after such anniversary the notice must be given not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made; and (2) at a special general meeting, such notice must be given not later than 10 days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.

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

Our Bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. The SEC has advised that the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.

Capitalization of Profits and Reserves

Pursuant to our Bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Exchange controls

We have received consent under the Exchange Control Act 1972 from the Bermuda Monetary Authority for the issue and transfer of the common shares to and between non-residents of Bermuda for exchange control purposes provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq Capital Market. In granting such consent the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this Annual Report.

Registrar or Transfer Agent

A register of holders of the common shares is maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register is maintained in the United States by American Stock Transfer & Trust Company, LLC, who will serve as branch registrar and transfer agent.

Untraced Shareholders

Our Bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares which remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

We have received consent from the Bermuda Monetary Authority for the issue and free transferability of all of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq Capital Market. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this Annual Report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we will not be bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Comparison of Corporate Law

Set forth below is a comparison of select provisions of the corporate laws of Delaware and Bermuda showing the default positions in each jurisdiction that govern shareholder rights.

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

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

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at a general meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Bye-laws provide that a merger or an amalgamation (other than with a wholly owned subsidiary or as described below) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy issued and outstanding voting shares.

The Bye-laws contain provisions regarding “business combinations” with “interested shareholders”. Pursuant to our Bye-laws, in addition to any other approval that may be required by applicable law, any business combination with an interested shareholder within a period of three years after the date of the transaction in which the person became an interested shareholder must be approved by Auris Medical’s board and authorized at an annual or special general meeting by the affirmative vote of at least 66 and 2/3rds% of Auris Medical’s issued and outstanding voting shares that are not owned by the interested shareholder, unless: (i) prior to the time that the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

(ii) upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and outstanding voting shares at the time the transaction commenced. For purposes of these provisions, “business combinations” include mergers, amalgamations, consolidations and certain sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets, issuances and transfers of shares and other transactions resulting in a financial benefit to an interested shareholder.

An “interested shareholder” is a person that beneficially owns 15% or more of our issued and outstanding voting shares and any person affiliated or associated with us that owned 15% or more of our issued and outstanding voting shares at any time three years prior to the relevant time.

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

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

The Bye-laws contain a provision by virtue of which Auris Medical’s shareholders waive any claim or right of action that they have, both individually and on Auris Medical’s behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	The Bye-laws contains a provision that the board of directors has the power to determine the remuneration, if any, of the directors.

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.	The Bye-laws provide that the directors shall hold office for such term as the shareholders may determine or, in their absence of such determination, until the next annual general meeting, or until their successors are elected or appointed or their office is otherwise vacated. Re-election is possible.

Classified boards are permitted.	Provision for staggered boards of directors may be included in a company’s bye-laws.

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

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.	The Bye-laws contain provisions that provide that Auris Medical shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits Auris Medical to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

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

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

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

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	The Companies Act provides that shareholders may take action by written consent, expect in respect of the removal of an auditor from office before the expiry of his term or in respect of a resolution passed for the purpose of removing a director before the expiration of his term of office. A resolution in writing is passed when it is signed by the members of the company who at the date of the notice of the resolution represent such majority of votes as would be required if the resolution had been voted on at a meeting or when it is signed by all the members of the company or such other majority of members as may be provided by the bye-laws of the company.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.	Shareholder(s) may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

Pursuant to the Bye-laws, any shareholder or shareholders holding or representing not less than 5% of the total voting rights wishing to propose for election as a director someone who is not an existing director or is not proposed by Auris Medical’s board must give notice of the intention to propose the person for election in accordance with the Bye-laws.

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Under Bermuda law, the voting rights of shareholders are regulated by the company’s bye-laws and, in certain circumstances, by the Companies Act. The Bye-laws provide for a plurality of voting for elections of directors, and cumulative voting for elections of directors is not permitted.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	Under the Bye-laws, a director may be removed, with cause, by the shareholders, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.	There is no similar law in Bermuda. The Bye-laws contain provisions regarding “business combinations” with “interested shareholders” which are described above under “mergers and similar arrangements.”

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

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	Under the Bye-laws, if at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing issued shares of the relevant class is present. The Bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Bermuda company’s memorandum of association and bye-laws may be amended by resolutions of the board of directors and the shareholders, subject to the company’s bye-laws.

Inspection of Books and Records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association/continuance, including its objects and powers, and certain alterations to the memorandum of association/continuance. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders without charge, and by members of the general public on payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

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

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

We have received consent from the Bermuda Monetary Authority for the issue and free transferability of all of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq Capital Market. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this Annual Report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our common shares.

E.	Taxation

The following summary contains a description of the material Bermuda, Swiss and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. The summary is based upon the tax laws of Bermuda and regulations thereunder, of Switzerland and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which may be subject to change.

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

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

Taxation of Auris Medical Holding Ltd.

Auris Medical Holding Ltd. is a Swiss tax resident company, ordinary taxed in the Canton of Zug. The Company is taxed at a current effective income tax rate of 11.9% (including direct federal as well as cantonal/communal taxes), whereby a participation relief applies to dividend income from qualifying subsidiaries, and a current annual capital tax rate of 0.072% which is levied on the net equity of the Company.

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

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the common shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the nominal value (Nennwertrückzahlungen) of the common shares or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% of their value (Teilbesteuerung), if the investment amounts to at least 10% of nominal share capital of the Company. All Swiss cantons have introduced similar partial taxation measures at cantonal and communal levels with a minimum tax base of 50%.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 70% (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10% of nominal share capital of the Company. All cantons have introduced similar partial taxation measures at cantonal and communal levels with a minimum tax base of 50%.

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal corporate income taxes on any net taxable earnings accumulated for such period. Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland may be eligible for participation relief (Beteiligungsabzug) in respect of dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) if the common shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million or represent at least 10% of the nominal share capital of the Company or give entitlement to at least 10% of the profits and reserves of the Company, respectively.

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

Capital Gains on Disposal of Common Shares

Swiss resident individuals who sell or otherwise dispose of the common shares realize a tax-free capital gain, or a non-deductible capital loss, as the case may be, provided that they hold the common shares as part of their private assets. Under certain circumstances, the sale proceeds may be requalified into taxable investment income (e.g., if the taxpayer is deemed to be a professional securities dealer, etc.).

Capital gains realized on the sale of the common shares held by Swiss resident individuals who do not hold the common shares as part of their private assets and Swiss resident corporate taxpayers, as well as non-Swiss resident individuals and corporate taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the common shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends (Teilbesteuerung) if certain conditions are met (e.g., holding period of at least one year and participation of at least 10% of nominal share capital of the Company).

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize such capital gain in their income statements for the relevant tax period. Corporate taxpayers may qualify for participation relief on capital gains (Beteiligungsabzug), if the common shares sold during the tax period represent at least 10% of the Company’s share capital or if the common shares sold give entitlement to at least 10% of the Company’s profit and reserve and were held for at least one year. The tax relief applies to the difference between the sale proceeds of common shares by the Company and the acquisition costs of the participation (Gestehungskosten).

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

Swiss Issuance Stamp Duty

The Company is subject to paying to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp tax (Emissionsabgabe) on any increase of the nominal share capital of the Company (including capital surplus) or any other equity contributions received by the Company (with or without issuance of shares). Certain costs incurred in connection with the issuance of shares (if any) may be deductible. There are several exemptions from issuance stamp tax that may apply under certain circumstances (e.g., certain intercompany reorganizations).

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the common shares. This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code, known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;

●	dealers or traders in securities who use a mark-to-market method of tax accounting;

●	persons holding common shares as part of a straddle, wash sale, conversion transaction or persons entering into a constructive sale with respect to the common shares;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	entities classified as partnerships for U.S. federal income tax purposes;

●	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

●	persons that own or are deemed to own ten percent or more of our stock by vote or value;

●	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

●	persons holding shares in connection with a trade or business conducted outside of the United States.

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares and is:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

●	a trust with respect to which a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or that has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.

Passive Foreign Investment Company Rules

We believe that we were a PFIC for U.S. federal income tax purposes for our 2019 taxable year, and we expect to be a PFIC for our current taxable year and for the foreseeable future. However, our actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on a sale or other disposition of common shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark to-market election). Distributions paid on common shares will be treated as discussed below under “Taxation of Distributions.” Once made, the election cannot be revoked without the consent of the Internal Revenue Service unless the common shares cease to be marketable.

Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we (and each Lowertier PFIC) are treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) for each PFIC to its timely filed U.S. federal income tax return. Upon request of a U.S. Holder, we will provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and will use commercially reasonable efforts to cause each Lower-tier PFIC which we control to provide such information with respect to such Lower-tier PFIC. However, no assurance can be given that such QEF Election information will be available for any Lower-tier PFIC and we cannot guarantee that we will continue to provide such determination or information in future years.

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

Taxation of Distributions

As discussed above under “Item 8. Financial Information—Dividends and Dividend Policy,” we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, subject to the PFIC rules described above, distributions paid on common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. The U.S. dollar amount of any dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Common Shares

Subject to the PFIC rules described above, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

As of December 31, 2019, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 19,664 (2018: CHF 10,893) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 28,841 (2018: CHF 13,416) increase or decrease in the net annual result.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2019.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

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

ITEM 16C. Principal Accountant Fees and Services

	2019	2018
Audit fees	152	228
Audit-related fees	245	147
Total fees	397	375

In 2019, we were billed CHF 152,495 by Deloitte AG in connection with audit services for our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 244,900 in connection with audit-related services for work in connection with our equity offerings and registration statements. In 2018, we were billed CHF 227,985, by Deloitte AG in connection with our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 147,495 in connection with audit related services in the context of registration statement fillings and issuance of shares and other statutory required audit reports.

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

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2019, no purchases of our equity securities were made by or on behalf of Auris Medical Holding Ltd. or any affiliated purchaser.

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

Independent Directors

Bermuda law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not be subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present.

Audit Committee

We relied on the phase-in rules of the SEC and Nasdaq with respect to the independence of our audit committee. These rules require all members of our audit committee must meet the independence standard for audit committee members within one year of our initial public offering. All current members of our audit committee meet the independence requirements.

Compensation Committee

While Bermuda law does not require that we have a compensation committee, we have established a compensation committee in accordance with Bermuda law. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees.

Nominating and Corporate Governance Committee

As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(e), which requires an issuer to have independent director oversight of director nominations.

Quorum requirements

Under Bermuda law we are required to specify a quorum in our bye-laws. Our Bye-laws provide for a quorum of two or more persons present at the start of the meeting and representing in person or by proxy issued and outstanding voting shares in the company. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Solicitation of proxies

Our Bye-laws provide that our shareholders may appoint a proxy holder, and we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. However, Bermuda law has no a regulatory regime for the solicitation of proxies and thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

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

Third Party Compensation

Bermuda law does not require that we disclose information regarding third party compensation of our directors or director nominees.  As a result, our practice varies from the third-party compensation disclosure requirements of Nasdaq Listing Rule 5250(b)(3).

ITEM 16H. Mine safety disclosure

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a)	The following documents are filed as part of this registration statement:

1.1	Memorandum of Continuance of the registrant (incorporated herein by reference to exhibit 1.2 of the Auris Medical Holding Ltd. Annual Report on Form 20-F filed with the Commission on March 14, 2019)
1.2	Bye-laws of the Registrant (incorporated herein by reference to exhibit 1.3 of the Auris Medical Holding Ltd. Annual Report on Form 20-F filed with the Commission on March 14, 2019)
2.1	Form of Registration Rights Agreement between Auris Medical Holding AG and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on July 21, 2014)
2.2	Warrant Agreement, dated as of March 13, 2018, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 2.2 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
2.3	Registration Rights Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
2.4	Purchase Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)
2.5	Registration Rights Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)
2.6	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.6 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.7	Form of Series A Warrant (incorporated by reference to exhibit 4.7 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.8	Form of Series B Warrant (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.9	Form of Common Warrant (incorporated by reference to exhibit 4.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.10	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.2 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.11	Form of Common Warrant Agent Agreement (incorporated by reference to exhibit 4.3 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.12	Form of Pre-Funded Warrant Agent Agreement (incorporated by reference to exhibit 4.4 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.13*	Description of Securities Registered under Section 12 of the Exchange Act
4.1†	Collaboration and License Agreement, dated October 21, 2003, between Auris Medical AG and Xigen SA (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.2†	Co-Ownership and Exploitation Agreement, dated September 29, 2003, between Auris Medical AG and INSERM (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.3	Form of Indemnification Agreement (incorporated by reference to exhibit 99.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 11, 2016)
4.4	Stock Option Plan A (incorporated by reference to exhibit 10.11 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.5	Stock Option Plan C (incorporated by reference to exhibit 10.12 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.6	Equity Incentive Plan, as amended (incorporated by reference to exhibit 99.1 to the Auris Medical Holding AG registration statement on Form S-8 (Registration no. 333-217306) filed with the Commission on April 14, 2017)
4.7	English language translation of Lease Agreement between Auris Medical AG and PSP Management AG (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 14, 2017)

4.8	Controlled Equity OfferingSM Sales Agreement, dated as of June 1, 2016, between Auris Medical Holding AG and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)
4.9	Share Lending Agreement, dated as of June 1, 2016, between Thomas Meyer and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)
4.10	Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.11	Consent and Waiver, dated as of March 8, 2018, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.12 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.12	Joinder Agreement dated as of March 13, 2018 to the Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.13 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.13	Share Pledge Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.14	Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.15	Bank Account Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.5 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.16	Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
4.17	Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
4.18	Placement Agency Agreement, dated as of January 28, 2018, between Auris Medical Holding AG and Ladenburg Thalmann & Co. Inc. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)
4.19	Securities Purchase Agreement, dated as of January 26, 2018 by and among Auris Medical Holding AG and the investors named therein (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)
4.20	Agreement and Plan of Merger, dated as of February 9, 2018 by and among Auris Medical Holding AG and Auris Medical NewCo Holding AG (incorporated by reference to exhibit 99.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on February 9, 2018)
4.21	Share Transfer Agreement, dated as of February 9, 2018 by and between Thomas Meyer and Auris Medical Holding AG (incorporated by reference to exhibit 4.22 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.22	Sales Agreement, dated as of November 30, 2018, between Auris Medical Holding AG and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on November 30, 2018)
4.23

Form of Indemnification Agreement (incorporated by reference to exhibit 10.23 of the Auris Medical Holding Ltd. registration statement on Form F-1 (Registration no. 333-229465) filed with the Commission on March 20, 2019)

4.24

Amendment No. 1 to Sales Agreement, dated as of April 5, 2019, between Auris Medical Holding Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the Commission on April 5, 2019)

8.1*	List of subsidiaries
12.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Elmar Schaerli pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Elmar Schaerli pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1*	Consent of Deloitte AG
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed herewith

†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AURIS MEDICAL HOLDING LTD.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: April 16, 2020

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements — Auris Medical Holding Ltd.

As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018, and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Auris Medical Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Auris Medical Holding Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Auris Medical Holding Ltd. and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations, and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Retrospective adjustment of loss per share information

As discussed in Note 21 to the financial statements, the basic and diluted loss per share in the accompanying 2018 and 2017 financial statements have been retrospectively adjusted to reflect the common share reverse-split ratio of 10 to 1 effected on March 13, 2018 and the common share reverse-split ratio of 20 to 1 effected on May 1, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Auditor in Charge

Zurich, Switzerland
April 16, 2020

We have served as the Company’s auditor since 2014.

Consolidated Statement of Profit or Loss and Other Comprehensive Income / (Loss)

For the Years Ended December 31, 2019, 2018 and 2017

(in CHF)

	Note	2019	2018	2017
Research and development	16	(3,325,281)	(6,689,589)	(19,210,842)
General and administrative	17	(3,933,863)	(4,264,534)	(5,150,409)
Operating loss		(7,259,144)	(10,954,123)	(24,361,251)
Interest income	19	17,882	—	53,570
Interest expense	19	(28,628)	(1,070,177)	(1,640,394)
Foreign currency exchange loss, net		(219,573)	(139,870)	(824,592)
Revaluation gain from derivative financial instruments	19, 24, 25	663,725	1,350,071	3,372,186
Transaction costs		—	(520,125)	(1,026,766)
Loss before tax		(6,825,738)	(11,334,224)	(24,427,247)
Income tax gain/(loss)	20	193,837	(162,177)	17,773
Net loss attributable to owners of the Company		(6,631,901)	(11,496,401)	(24,409,474)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of CHF 0	18	(72,010)	1,277,192	271,980
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		16,446	(10,964)	50,497
Other comprehensive income/(loss), net of taxes of CHF 0		(55,564)	1,266,228	322,477
Total comprehensive loss attributable to owners of the Company		(6,687,465)	(10,230,173)	(24,086,997)
Basic and diluted loss per share	21	(2.28)	(14.46)	(111.61)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position

As of December 31, 2019 and 2018

(in CHF)

	Note	December 31, 2019	December 31, 2018
ASSETS
Non-current assets
Property and equipment	7	66,672	33,895
Intangible assets	8	6,765,613	3,535,240
Derivative financial instruments		—	226,865
Other non-current receivables		20,001	16,001
Total non-current assets		6,852,286	3,812,001

Current assets
Other receivables	9	335,299	320,374
Prepayments	10	434,231	351,283
Derivative financial instruments		219,615	—
Cash and cash equivalents	11	1,384,720	5,393,207
Total current assets		2,373,865	6,064,864

Total assets		9,226,151	9,876,865

EQUITY AND LIABILITIES
Equity
Share capital	12	1,650,380	710,336
Share premium		157,191,707	149,286,723
Foreign currency translation reserve		(27,565)	(44,011)
Accumulated deficit		(152,778,389)	(146,303,398)
Total shareholders’ (deficit)/equity attributable to owners of the Company		6,036,133	3,649,650

Non-current liabilities
Derivative financial instruments	24, 25	4,353	675,328
Employee benefit liability	18	760,447	648,287
Deferred tax liabilities	20	147,149	340,986
Total non-current liabilities		911,949	1,664,601

Current liabilities
Loan	24	—	1,435,400
Trade and other payables	14	938,247	1,836,335
Accrued expenses	15	1,339,822	1,290,879
Total current liabilities		2,278,069	4,562,614
Total liabilities		3,190,018	6,227,215
Total equity and liabilities		9,226,151	9,876,865

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

As of December 31, 2019, 2018 and 2017

(in CHF)

	Note	Share Capital	Share Premium	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity / (Deficit)

As of January 1, 2017		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849
Total comprehensive loss
Net loss		—	—	—	(24,409,474)	(24,409,474)
Other comprehensive income		—	—	50,497	271,980	322,477
Total comprehensive income / (loss)		—	—	50,497	(24,137,494)	(24,086,997)

Transactions with owners of the Company
Capital increase from follow-on offering		5,617,675	2,330,928	—	—	7,948,603
Transaction costs		—	(521,515)	—	—	(521,515)
Share based payments	13	—	—	—	354,851	354,851
Balance at December 31, 2017		19,349,556	114,648,228	(33,047)	(136,126,946)	(2,162,209)

As of January 1, 2018		19,349,556	114,648,228	(33,047)	(136,126,946)	(2,162,209)
Total comprehensive loss
Net loss		—	—	—	(11,496,401)	(11,496,401)
Other comprehensive income / (loss)		—	—	(10,964)	1,277,192	1,266,228
Total comprehensive loss		—	—	(10,964)	(10,219,209)	(10,230,173)

Transactions with owners of the Company
Reorganization of group structure		(24,347,208)	24,347,208	—	—	—
Capital increase / Exercise of warrants		5,707,988	11,550,874	—	—	17,258,862
Transaction costs		—	(1,259,587)	—	—	(1,259,587)
Share based payments	13	—	—	—	42,757	42,757
Balance at December 31, 2018		710,336	149,286,723	(44,011)	(146,303,398)	3,649,650

As of January 1, 2019		710,336	149,286,723	(44,011)	(146,303,398)	3,649,650
Total comprehensive loss		—	—
Net loss		—	—		(6,631,901)	(6,631,901)
Other comprehensive income / (loss)		—	—	16,446	(72,010)	(55,564)
Total comprehensive loss		—	—	16,446	(6,703,911)	(6,687,465)

Transactions with owners of the Company
Capital increase / Exercise of warrants		940,044	8,853,599	—	—	9,793,643
Transaction costs		—	(948,615)	—	—	(948,615)
Share based payments	13	—	—	—	228,920	228,920
Balance at December 31, 2019		1,650,380	157,191,707	(27,565)	(152,778,389)	6,036,133

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2019, 2018, and 2017

(in CHF)

	Note	2019	2018	2017
Cash flows from operating activities
Net loss		(6,631,901)	(11,496,401)	(24,409,474)
Adjustments for:
Depreciation	16, 17	30,823	72,713	122,784
Unrealized foreign currency exchange loss, net		21,290	211,214	776,165
Net interest expense	19	1,205	1,052,787	1,568,781
Loss on disposal of property and equipment		—	78,133	—
Share based payments	13	226,601	27,730	354,851
Transaction costs		—	520,125	1,026,766
Employee benefits		40,150	(37,491)	142,514
Revaluation gain derivative financial instruments	24, 25	(663,725)	(1,350,071)	(3,372,186)
Income tax gain/(loss)	20	(193,837)	162,177	(17,773)
		(7,169,394)	(10,759,084)	(23,807,572)
Changes in:
Other receivables		(18,925)	(18,390)	93,328
Prepayments		(82,948)	301,628	299,684
Trade and other payables		(898,088)	635,516	(637,177)
Accrued expenses		(224,077)	(3,391,834)	(224,028)
Net cash used in operating activities		(8,393,432)	(13,232,164)	(24,275,765)

Cash flows from investing activities
Purchase of property and equipment	7	(63,600)	—	(6,389)
Purchase of intangibles	8	(2,955,036)	(1,891,115)	(146,580)
Proceeds from disposals of property and equipment		—	68,160	—
Interest received	19	17,882	—	53,570
Net cash from / (used) in investing activities		(3,000,754)	(1,822,955)	(99,399)

Cash flows from financing activities
Proceeds from offerings and warrants exercises	12, 25	9,793,643	17,447,499	13,039,066
Transaction costs	12	(948,615)	(2,006,577)	(1,548,281)
Repayment of loan		(1,463,328)	(9,272,328)	(2,087,076)
Interest paid	19, 24	(3,745)	(435,993)	(1,182,369)
Net cash from financing activities		7,377,955	5,732,601	8,221,340

Net decrease in cash and cash equivalents		(4,016,231)	(9,322,518)	(16,153,824)
Cash and cash equivalents at beginning of the period		5,393,207	14,973,369	32,442,222
Net effect of currency translation on cash		7,744	(257,644)	(1,315,029)
Cash and cash equivalents at end of the period		1,384,720	5,393,207	14,973,369

The accompanying notes form an integral part of these consolidated financial statements.

1. Reporting entity

Auris Medical Holding Ltd. (the “Company”) is an exempted company incorporated in Bermuda and is subject to Bermuda law. The Company’s registered address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

●	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

●	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Zilentin AG, Zug, Switzerland (100%), with a nominal share capital of CHF 100,000

●	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000

●	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

On April 22, 2014, the Company changed its name from Auris Medical AG to Auris Medical Holding AG. On May 21, 2014 the domicile of Auris Medical Holding AG was transferred from Basel to Zug. On March 13, 2018, the Company (“Auris OldCo”) merged (the “Merger”) into Auris Medical NewCo Holding AG (“Auris NewCo”), a newly incorporated, wholly-owned Swiss subsidiary following shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Following the Merger, Auris NewCo, the surviving company, had a share capital of CHF 122,347.76, divided into 6,117,388 (pre-2019 Reverse Share Split) common shares with a nominal value of CHF 0.02 (pre-2019 Reverse Share Split) each. Pursuant to the Merger, the Company’s shareholders received one common share with a nominal value of CHF 0.02 (pre-2019 Reverse Share Split) of Auris NewCo for every 10 of the Company’s common shares held prior to the Merger, effectively resulting in a “reverse stock split” at a ratio of 10-for-1. Auris NewCo changed its name to “Auris Medical Holding AG” following consummation of the Merger. Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). The common shares of Auris Medical Holding Ltd. trade on the Nasdaq Capital Market under the trading symbol “EARS.”

The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders and central nervous system disorders, in particular vertigo and prevention of antipsychotic-induced weight gain and somnolence. These programs have gone through two Phase 1 trials and have moved into proof-of-concept studies in 2019.

On May 1, 2019, the Company effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of the Company’s issued and outstanding as well as unissued common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2019 Reverse Share Split.

2. Basis of preparation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors of the Company on March 17, 2020.

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

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

Functional and reporting currency

These consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional (“functional currency”) and the Group’s reporting currency.

Redomestication

The Redomestication of the Company from Switzerland to Bermuda is a continuance of its business. Therefore, the consolidated financial statements present the operation of Auris Medical Holding AG for the time before the Redomestication and of Auris Medical Holding Ltd for the time following the Redomestication.

2019 Reverse Share Split

The Company effected the 2019 Reverse Share Split of its common shares at a ratio of 1-for-20. No fractional common shares were issued as fractional common shares were settled in cash. Impacted amounts and share information included in the consolidated financial statements and notes thereto have been adjusted for the reverse share split as if such reverse share split occurred on the first day of the periods presented. Certain amounts in the notes to the consolidated financial statements may be slightly different than previously reported due to rounding of fractional shares as a result of the reverse share split.

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

Other than a tax asset in the amount of CHF 91,851, the Group has not recorded any deferred tax assets in relation to these tax losses. The key factors which have influenced management in arriving at this evaluation are the fact that the business is still in a development phase and the Group has not yet a history of making profits. Should management’s assessment of the likelihood of future taxable profits change, a deferred tax asset will be recorded. Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2019 fiscal year.

Development expenditures

The project stage forms the basis for the decision as to whether costs incurred for the Group’s development projects can be capitalized. For AM-101, AM-111 and AM-201 clinical development expenditures are not capitalized until the Group obtains regulatory approval (i.e. approval to commercially use the product), as this is considered to be essentially the first point in time where it becomes probable that future revenues can be generated. For the Group’s intranasal betahistine program for the treatment of vertigo (AM-125), however, the development is primarily focused on the delivery route and formulation and not the drug itself (already an approved generic) and aims to demonstrate higher bioavailability through intranasal delivery. Given the nature of the development approach and the fact that there is an existing market in which oral betahistine for the treatment of vertigo has been approved, direct development expenditures have been capitalized. In addition, the Group has capitalized certain milestone payments with regarding to license payments.

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

Considering reorganization / Merger

The Merger is not a business combination and is accounted for as a reorganization. Therefore, the consolidated financial statements of the Company are a continuation of the financial information of Auris OldCo except that the consolidated financial statements reflect a classification between share capital and share premium in order to reflect the share capital of Auris NewCo. For the periods prior to the Merger, in calculating loss per share, the weighted average number of shares outstanding is calculated based on the number of weighted average shares issued by Auris OldCo, adjusted for the reverse stock split ratio of 10-for-1 resulting from the Merger.

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

The Chief Executive Officer is determined to be the Group’s Chief Operating Decision Maker (“CODM”). The CODM assesses the performance and allocates the resources of the Group as a whole, as all of the Group’s activities are focusing on the development of pharmaceutical products for the treatment and prevention of peripheral and central nervous disorders. Financial information is only available for the Group as a whole. Therefore, management considers there is only one operating segment under the requirements of IFRS 8, Operating Segments.

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

Closing rates for the most significant foreign currencies relative to CHF:

Currency		Geographical area	Reporting entities	December 31, 2019	December 31, 2018	December 31, 2017
CHF	Swiss Franc	Switzerland	4	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9674	0.9827	0.9725
EUR	Europe	Europe	1	1.0855	1.1283	1.1713

Average exchange rates for the year for the most significant foreign currencies relative to CHF:

Currency		Geographical area	Reporting entities	2019	2018	2017
CHF	Swiss Franc	Switzerland	4	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9938	0.9768	0.9849
EUR	Europe	Europe	1	1.1128	1.1573	1.1116

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

Expenditures on the Group’s development programs are generally not capitalized except if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. For the development projects of the Group, these criteria are generally only met when regulatory approval for commercialization is obtained. This has been the general assessment for AM-101, AM-111 and AM-201. For the AM-125 program for the treatment of Vertigo it is the Group’s assessment that the criteria mentioned above are met and therefore direct development expenditures have been capitalized for AM-125 in 2018 and 2019. Intellectual property-related costs for patents are part of the expenditure for research and development projects. Therefore, the costs for the prosecution and registration of patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization. In case of AM-125, where in 2019 a US patent was issued and a related EU application was allowed, prosecution and registration costs have been capitalized as the criteria have been met.

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

Impairment of non-derivative financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

●	default or delinquency by a debtor;

●	indications that a debtor or issuer will enter bankruptcy;

●	adverse changes in the payment status of borrowers or issuers;

●	the disappearance of an active market for a security; or

●	observable data indicating that there is measurable decrease in expected cash flows from a group of financial assets.

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

Deferred tax

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

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

The share-based compensation plans qualify as equity settled plans. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. Under the Auris Medical Holding Ltd. Long Term Equity Incentive Plan (the “Equity Incentive Plan” or “EIP”), 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors in 2019, 2018 and in 2017 vest after a period of one year after the grant date.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. Share-based payments that are not subject to any further conditions are expensed immediately at grant date. In the year the options are exercised the proceeds received net of any directly attributable transaction costs are credited to share capital (par value) and share premium.

Valuation of share options

Following the completion of the Company’s initial public offering, option pricing and values are determined based on the Black Scholes option pricing model and assumptions are made for inputs such as volatility of the Company’s stock and the risk free rate.

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

4. New standards, amendments and interpretations adopted by the Group

The Group adopted IFRS 16 Leases, which replaced IAS 17 Leases and IFRIC 4 Determining whether an arrangement contains a lease, with effect from 1 January 2019. The standard stipulates that all leases and the contractual rights and obligations should generally be recognized in the lessee’s statement of financial position, unless the term of the lease is 12 months or less or the lease value is for a low value asset. The Company has only lease obligations with lease terms of less than 12 months and therefore the Company has decided not to apply the new guidance to short-term leases. In such cases, the leases will be accounted for as short term leases and the lease payments associated with them will be recognized as an expense from short term leases. Under IFRS 16, a lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The Group has applied the modified retrospective approach.

In the current year, the following revised standards have been adopted in these financial statements. Adoption has not had a material impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

IFRS 9	Amendments to IFRS 9, Prepayment Features with negative Compensation
IAS 19	Amendments to IAS 19, Plan Amendment, Curtailment or Settlement
IFRIC 24	Uncertainty over Income Tax Positions
Various	Annual Improvements to IFRS Standards 2015-2017 Cycle.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2020, and have not been applied in preparing these consolidated financial statements.

Standard/Interpretation		Impact	Effective date	Planned application by the Group
New standards, interpretations or amendments
IFRS 17	Insurance contracts	1)	January 1, 2021	FY 2021
IFRS 3	Amendments to IFRS 3, Definition of a business	1)	January 1, 2020	FY 2020
IAS 1/IAS 8	Amendments to IAS 1 and IAS 8, Definition of material	1)	January 1, 2020	FY 2020
Conceptual Framework	Amendments to References to the Conceptual Framework in IFRS Standards	1)	January 1, 2020	FY 2020

1)	No material impact on the Group is expected from these standards and amendments issued but not effective.

5. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

Financial assets
	December 31, 2019	December 31, 2018
Cash and cash equivalents	1,384,720	5,393,207
Loans and receivables	—	—
Other receivables	80,040	80,040
Total financial assets	1,464,760	5,473,247

Financial liabilities
At amortized cost
Trade and other payables	938,247	1,836,335
Accrued expenses	1,339,822	1,290,879
Loan	—	1,435,400
At fair value through profit and loss
Derivative financial instruments	4,353	675,328
Total financial liabilities	2,282,422	5,237,942

Fair values

The carrying amount of cash and cash equivalents, other receivables, trade and other payables and accrued expenses is a reasonable approximation of their fair value due to the short term nature of these instruments. The Company’s loan shown in the previous year had floating rates of interest, thus the fair value approximates carrying value.

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk, interest rate and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2019 and 2018 to hedge risk exposures. The Group invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. The Group allocates its liquid assets to first tier Swiss or international banks.

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

The table below analysis the remaining contractual maturities of financial liabilities, including estimated interest payments as of December 31, 2019 and 2018. The amounts disclosed in the table are the undiscounted cash flows:

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2019
Trade and other payables	938,247	938,247	—	—	938,247
Accrued expenses	1,339,822	1,339,822	—	—	1,339,822
Loan and borrowings	—	—	—	—	—
Derivative financial instruments	4,353	—	—	4,353	4,353
Total	2,282,422	2,278,069	—	4,353	2,282,422

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2018
Trade and other payables	1,836,335	1,836,335	—	—	1,836,335
Accrued expenses	1,290,879	1,290,879	—	—	1,290,879
Loan and borrowings	1,435,400	1,435,400	—	—	1,435,400
Derivative financial instruments	675,328	—	215,572	459,756	675,328
Total	5,237,942	4,562,614	215,572	459,756	5,237,942

Fair value measurement

	Fair values as at		Fair
Financial assets / liabilities	December 31, 2019	December 31, 2018	value hierarchy	Valuation technique(s) and key input(s)
Derivative financial liabilities	Liability 4,353	Liability 675,328	Level 2

Black-Scholes option pricing model

The share price is determined by Company’s NASDAQ quoted-price. The strike price and maturity are defined by the contract. The volatility assumption is driven by Company’s historic quoted share price and the risk free rate is estimated based on observable yield curves at the end of each reporting period.

Derivative financial asset	Asset 219,615	Asset 226,865	Level 3

The fair value is equal to the price paid to the counter party for obtaining the right under the purchase agreement.

Subsequent, the fair value is adjusted proportionally for the part of the right consumed.

			Non-cash changes
	01.01.2019	Financing Cash Flows 1)	Fair value revaluation	Other changes 2)	31.12.2019
Derivative financial instrument	675,328	—	(663,725)	(7,250)	4,353
Loans	1,435,400	(1,463,328)	—	27,928	—
Total	2,110,728	(1,463,328)	(663,725)	20,678	4,353

			Non-cash changes
	01.01.2018	Financing Cash Flows 1)	Fair value revaluation	Other changes 2)	31.12.2018
Derivative financial instrument	1,836,763	188,636	(1,350,071)	—	675,328
Loans	10,126,406	(9,272,328)	—	581,322	1,435,400
Total	11,963,169	(9,083,692)	(1,350,071)	581,322	2,110,728

1)	The financing cash flows are from loan repayment and from issuance of new derivative
2)	Internal Rate Return-Correction and Foreign Exchange-Difference

Credit risk

Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from other receivables. The Company’s policy is to invest funds in low risk investments including interest bearing deposits. Other receivables were current as of December 31, 2019 and December 31, 2018, not impaired and included only well-known counterparties.

The Group has been holding cash and cash equivalents in the Group’s principal operating currencies (CHF, USD and EUR) with international banks of high credit rating.

The Group’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

	December 31, 2019	December 31, 2018
Financial assets
Cash and cash equivalents	1,384,720	5,393,207
Other receivables	80,040	80,040
Total	1,464,760	5,473,247

As of December 31, 2019 and December 31, 2018 other receivables consisted in a bank account for credit card liabilities.

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

	2019		2018
in CHF	USD	EUR	USD	EUR
Cash and cash equivalents	1,041,695	125,631	3,618,778	208,507
Other receivables	154,063	—	—	—
Trade and other payables	(51,527)	(526,637)	(1,646,910)	(76,184)
Accrued expenses	(750,949)	(175,826)	(82,847)	(370,145)
Loan and borrowings	—	—	(1,435,400)	—
Derivative financial instruments	—	—	(675,328)	—
Net statement of financial position exposure -asset/(liability)	393,282	(576,832)	(221,707)	(237,822)

As of December 31, 2019, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 19,664 (2018: CHF 10,886) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 28,841(2018: CHF 13,413) increase or decrease in the net result.

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

6. Segment information

Geographical information

The Group’s non-current assets by the Company’s country of domicile were as follows:

	December 31, 2019	December 31, 2018
Switzerland	6,852,286	3,812,001
Total	6,852,286	3,812,001

Non-current assets exclude financial instruments.

7. Property and Equipment

	Production equipment	Office furniture and EDP	Leasehold improvements	Total
At cost
As of January 1, 2018	289,888	233,706	236,462	760,056
Additions	—	—	—	—
Disposals	—	—	(236,462)	(236,462)
As of December 31, 2018	289,888	233,706	—	523,594
Additions	63,600	—	—	63,600
Disposals	—	—	—	—
As of December 31, 2019	353,488	233,706	—	587,194

Accumulated depreciation
As of January 1, 2018	(237,923)	(205,628)	(63,606)	(507,157)
Charge for the year	(32,485)	(13,663)	(26,565)	(72,713)
Disposals	—	—	90,171	90,171
As of December 31, 2018	(270,408)	(219,291)	—	(489,699)
Charge for the year	(20,083)	(10,740)	—	(30,823)
Disposals	—	—	—	—
As of December 31, 2019	(290,491)	(230,031)	—	(520,522)
Net book value
As of December 31, 2018	19,480	14,415	—	33,895
As of December 31, 2019	62,997	3,675	—	66,672

As of December 31, 2019, and 2018 no items of property and equipment were pledged. Refer to note 24 for security provided to Hercules Capital, Inc. under the Loan and Security Agreement.

8. Intangible assets

	Licenses	IP & Data rights	Patents	Internally generated	Total
At cost
As of January 1, 2018	1,482,520	146,580	—	—	1,629,100
As of December 31, 2018	1,482,520	193,989	—	1,858,731	3,535,240
Additions	—	—	239,593	2,990,780	3,230,373
As of December 31, 2019	1,482,520	193,989	239,593	4,849,511	6,765,613

Accumulated amortization and impairment losses
As of December 31, 2018	—	—	—	—	—
As of December 31, 2019	—	—	—	—	—

Net book value
As of December 31, 2018	1,482,520	193,989	—	1,858,731	3,535,240
As of December 31, 2019	1,482,520	193,989	239,593	4,849,511	6,765,613

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

On December 6, 2018, in two related transactions, the Company acquired an Orphan Drug Designation for betahistine in the treatment of obesity associated with Prader-Willi syndrome (PWS). In a related transaction, on May 15, 2019, the Company acquired two U.S. Patents relating to the use of betahistine for the treatment of depression and attention-deficit / hyperactivity disorder (ADHD), respectively. The Company recorded CHF 47,409 related to these transactions.

In 2019, a US patent on AM-125 was issued and a related EU application was allowed. As a consequence, prosecution and registration costs of CHF 239,593 have been capitalized.

Commencing with the business year 2018, the Company recorded intangibles related to direct development expenditure of its AM-125 program. The capitalized amount for the year ended December 31, 2019 was CHF 3,230,373 (2018: CHF 1,858,731).

No amortization or impairment was recorded in 2019 and 2018.

9. Other receivables

	December 31, 2019	December 31, 2018
Value added tax receivable	26,438	96,853
Withholding tax receivable	24,113	18,526
Deposit credit cards	80,040	80,040
Other	204,708	124,955
Total other receivables	335,299	320,374

Other receivables were not considered impaired in the years under review.

10. Prepayments

	December 31, 2019	December 31, 2018
Advance payments to suppliers	40,461	212,207
Clinical projects and related activities	265,842	—
Insurance	114,016	139,076
Other	13,912	—
Total prepayments	434,231	351,283

11. Cash and cash equivalents

	December 31, 2019	December 31, 2018
Cash in bank accounts	1,383,182	5,392,599
Cash on hand	1,538	608
Total cash and cash equivalents	1,384,720	5,393,207

12. Capital and reserves

Share capital

The issued share capital of the Company at December 31 consisted of:

	December 31, 2019		December 31, 2018
	Number	CHF	Number	CHF
Common shares with a par value of CHF 0.40 each	4,125,949	1,650,380	—	—
Common shares with a nominal value of CHF 0.02 (pre-2019 Reverse Share Split) each	—	—	35,516,785	710,336
Total	4,125,949	1,650,380	35,516,785	710,336

	Common Shares (Number)
	2019	2018
As of January 1	1,775,839	2,418,695
Common shares issued for the follow-on offering	2,350,110	640,000
Adjustment during the Merger:
Issuance of Auris NewCo Shares	—	305,869
Cancellation of Auris OldCo Shares	—	(3,058,695)
Common shares issued for capital increase	—	1,469,970
Total, as of December 31	4,125,949	1,775,839

All shares have a par value of CHF 0.40 and are fully paid in. As of December 31, 2019, the par value of the 4,125,949 issued shares amounted to CHF 1,650,379.60 (as of December 31, 2018, the par value of 1,775,839 issued shares was CHF 0.40 and amounted to CHF 710,335.60).

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.01 per common share and for the warrants is CHF 4.34. The net proceeds to us from the May 2019 Registered Offering were approximately $7.7 million, after deducting underwriting discounts and other offering expenses payable by us. There is no obligation for the company to repay any of the funds received in case pre-funded warrants will not be exercised.

Related to the May 2019 Registered Offering, the Company had transaction costs amounting to CHF 874,595. The transaction costs of CHF 874,595 were charged to equity for the issuance of the common shares.

On November 30, 2018, as amended on April 5, 2019, the Company entered into a sales agreement (the “A.G.P. Sales Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”). Pursuant to the terms of the A.G.P. Sales Agreement, the Company may offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, the Company may sell common shares up to a maximum aggregate offering price of $25.0 million. As of December 31, 2019 the Company had sold 98,954 of its common shares for an aggregate offering price of $ 978,415. The related transaction costs of CHF 71,161 were charged to equity.

On November 27, 2018 and December 11, 2018, the Company entered into purchase agreements with FiveT Capital AG, providing for the issuance and sale by us of an aggregate of 165,750 of its common shares for an aggregate purchase price of CHF 1.6 million in two separate registered direct offerings.

On July 17, 2018 the Company completed a public offering of 897,435 common shares with a nominal value of CHF 0.40, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares (the “July 2018 Registered Offering”). As of December 31, 2019, the exercise price for the Series A Warrants was CHF 7.80 per common share and the exercise price for the Series B Warrants was CHF 3.95 per common share (which exercise price was automatically adjusted due to the May 2019 Registered Offering). The net proceeds to the Company from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us. The Company had transaction costs amounting to CHF 851,692. The transactions costs were recorded as CHF 742,833 in equity for the issuance of the common shares and CHF 108,809 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

On May 2, 2018 the Company entered into a purchase agreement (the “2018 Commitment Purchase Agreement”) and a registration rights agreement (the “2018 Registration Rights Agreement”) with Lincoln Park Capital LLC (“LPC”). Pursuant to the 2018 Commitment Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the 2018 Commitment Purchase Agreement. As of the date of these consolidated financial statements, the Company has issued an aggregate of 89,880 common shares for aggregate proceeds of CHF 286,450 to LPC under the 2018 Commitment Purchase Agreement. The 2018 Commitment Purchase Agreement replaces the 2017 Commitment Purchase Agreement (as defined below), which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 common shares and prior to its termination, the Company had issued an aggregate of 2,600,000 (pre-merger) common shares for aggregate proceeds of CHF 1.7 million to LPC under the 2017 Commitment Purchase Agreement. The Company had transaction costs amounting to CHF 349,907. The payment of CHF 252,351 was recorded as a derivative financial instrument and classified as a non-current asset and CHF 97,556 to finance expense in the statement of profit or loss and comprehensive loss. During the financial year 2019, the Company had sold 89,880 of its common shares for an aggregate offering price of $ 286,450. The related transaction costs of CHF 2,859 were charged to equity.

On January 30, 2018, the Company completed a public offering of 62,499 common shares and concurrent offering of 37,499 warrants, each warrant entitling its holder to purchase one common share (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of December 31, 2019, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 37,501 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of $100.00 per common share. The Company had transaction costs amounting to CHF 654,985. The transaction costs were recorded as CHF 341,226 in equity for the issuance of the common shares and CHF 313,760 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

On October 10, 2017, the Company entered into a purchase agreement (the “2017 Commitment Purchase Agreement”) and a Registration Rights Agreement (the “2017 Registration Rights Agreement”) with LPC. Pursuant to the 2017 Commitment Purchase Agreement, LPC had agreed to subscribe for up to $13,500,000 of the Company’s common shares over the 30-month term of the 2017 Commitment Purchase Agreement. As of March 12, 2018, the Company had issued an aggregate of 13,000 common shares to LPC pursuant to the Commitment Purchase Agreement. The Commitment Purchase Agreement terminated upon consummation of the Merger on March 13, 2018. The related transaction cost of CHF 25,701 were recorded in equity.

The transaction costs for obtaining the 2017 Commitment Purchase Agreement were recorded as CHF 265,205 in transaction costs in the statement of profit or loss and comprehensive income / (loss). The commitment fee of CHF 290,400 ($ 300,000) represents the fair value of the right to require LPC to purchase common shares within the 2017 Commitment Purchase Agreement. The proportion of the commitment fee CHF 35,073 related to cash received from common shares issued pursuant to the 2017 Commitment Purchase Agreement as a percentage of the total contract value of $ 13.5 million is recognized in equity as if this proportion of the commitment fee was incorporated into the strike price of the option. The remaining portion of the commitment fee of CHF 255,327 was derecognized through transaction costs in the statement of profit and loss and comprehensive income / (loss) as the 2017 Commitment Purchase Agreement did not have any significant future value as of December 31, 2017 due the fact that the 2017 Commitment Purchase Agreement terminated upon consumption of Merger on March 13, 2018.

Additionally, on October 16, 2017, the Company issued 1,744,186 (pre-merger) of its common shares to LPC for aggregate proceeds of CHF 1,446,150 ($1,500,000) pursuant to the Company’s effective shelf registration statement on Form F-3. The related transaction cost of CHF 63,056 were recorded in equity.

On February 21, 2017, the Company completed a public offering (the “February 2017 Offering”) of 10,000,000 (pre-merger) common shares with a nominal value of CHF 0.40 each and 10,000,000 (pre-merger) warrants, each warrant entitling its holder to purchase 0.70 of a common share. The gross proceeds to the Company from the February 2017 Offering were CHF 9,998,305 ($10,000,000). The Company had transaction costs amounting to CHF 903,919. The transactions costs were recorded as CHF 397,685 in equity for the issuance of the common shares and CHF 506,234 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

Issuance of common shares with restrictions

For the business year 2015, 129 restricted common shares with a nominal value of CHF 0.40 were awarded and issued on January 7, 2016 under the Equity Incentive Plan for the purpose of share based bonus payments. The shares are fully vested and became freely tradable on January 7, 2019. The Company recorded a payroll charge of CHF 188,092 in 2015.

Authorized share capital

On January 24, 2019, our board of directors determined that it would be in our best interest to change our legal seat and jurisdiction of incorporation, respectively, from Switzerland to Bermuda (the “Redomestication”). The Company’s Memorandum of Continuance and the Bye-laws that were adopted at an extraordinary meeting of shareholders held on March 8, 2019 provided for an authorized share capital of 200,000,000 common shares and 20,000,000 preference shares. Following a reverse share split at a ratio of 20-for-1 on May 1, 2019 and as of December 31, 2019, our authorized share capital consists of 10,000,000 common shares, par value CHF 0.40 per share, and 20,000,000 preference shares, par value CHF 0.02 per share.

13. Share-based compensation

Description

In 2014, the Group introduced an equity incentive plan (the (“EIP”) as amended in 2017 and 2019. In September 2019, all employees and directors of the Company opted-in to forfeit all option grants received prior to 2019 in exchange for new options (the “September 2019 Conversion Grant”). The number of new options was calculated on a value neutral basis using the Black-Scholes model. Including the September 2019 Conversion Grant, the Company granted 390,620 options in 2019 (2018: 45,560) under the EIP. Plan C was terminated in 2019. The last outstanding options under Plan C were replaced by the September 2019 Conversion Grant.

Holders of vested options are entitled to purchase common shares of the Company. Under the Equity Incentive Plan, the Board of Directors defined the exercise price as the average daily closing price of the Company’s shares during the 30 days preceding the date of grant. All options are to be settled by the physical delivery of shares. The key terms and conditions related to the grants under these programs at December 31, 2019 are as follows:

Plan	Number of options outstanding	Vesting conditions	Contractual life of options
Equity Incentive Plan Board	62,566	1 year service from grant date	6 years
Equity Incentive Plan Employees / Board	122,782	2 years’ service from grant date (50%)	8 years
Equity Incentive Plan Employees / Board	122,782	3 years’ service from grant date (50%)	8 years

Measurement of fair values

The fair value of the options was measured based on the Black-Scholes formula.

Stock Option Plan
	Equity Incentive Plan 2019	Equity Incentive Plan 2019	Equity Incentive Plan 2018	Equity Incentive Plan 2018
Fair value at grant date	USD 0.715 (1 year vesting) 1) USD 1.006 (2 year vesting) 1) USD 1.193 (3 year vesting) 1)	USD 1.495 (1 year vesting) 2) USD 2.196 (2 year vesting) 2) USD 2.596 (3 year vesting) 2)	USD 0.340 (1 year vesting) 1) USD 0.449 (2 year vesting) 1) USD 0.514 (3 year vesting) 1)	USD 1.074 (1 year vesting) 2) USD 1.299 (2 year vesting) 2) USD 1.390 (3 year vesting) 2)
Share price at grant date	USD 1.76	USD 3.35	USD 0.64	USD 1.46
Exercise price	USD 2.07	USD 5.75	USD 0.66	USD 1.58
Expected volatility	119.41%	156.26%	137.06%	93.38%
Expected life	1,2 and 3 years	1,2 and 3 years	1,2 and 3 years	1,2 and 3 years
Expected dividends	—	—	—	—
Risk-free interest rate	1.62%	2.29%	3.06%	2.92%

1)	October grants for the respective year

2)	April grants for the respective year

The Company uses its own historic volatility to calculate expected volatility. The expected life of all options is assumed to correspond to the vesting period.

The total expense recognized for equity-settled share-based payment transactions were CHF 228,920 in 2019 (2018: CHF 42,757, 2017: CHF 354,851).

Share based compensation loss related to employee stock options amounted to CHF 226,601 in 2019 (2018: CHF 27,730, 2017: CHF 354,851).

Share based compensation expense of CHF 2,319 related to the purchase of intangibles was capitalized for the year ended December 31, 2019 (2018: CHF 15,027, 2017: Nil).

The number and weighted average exercise prices (in CHF) of options under the share option programs for Stock Option Plan C and the EIP are as follows:

	2019			2018
	Number of options	Weighted average exercise price	Weighted average remaining term	Number of options	Weighted average exercise price	Weighted average remaining term
Outstanding at January 1	992,777	1.10	7.45	225,154	17.40	6.88
Replacement of historical grants	(992,777)	—	—	—	—	—
New grant with new exercise price	39,191	—	—	—	—	—
Expired during the year	—	—	—	(5,000)	—	—
Forfeited during the year	(66,567)	—	—	(139,360)	—	—
Exercised during the year	—	—	—	—	—	—
Granted during the year	351,429	3.30	—	911,983	1.04	7.73
Outstanding at December 31	324,053	3.01	—	992,777	1.10	7.45
Exercisable at December 31	—	—	—	63,314	26.28	5.08

The range of exercise prices for outstanding options was CHF 2.00 to CHF 5.56 as of December 31, 2019 and CHF 13.20 to CHF 1,196.00 as of December 31, 2018.

14. Trade and other payables

	December 31, 2019	December 31, 2018
Trade accounts payable - third parties	906,501	1,810,445
Other	31,746	25,890
Total trade and other payables	938,247	1,836,335

15. Accrued expenses

	December 31, 2019	December 31, 2018
Accrued research and development costs including milestone payments	1,019,563	700,866
Professional fees	108,519	315,657
Accrued vacation & overtime	23,377	54,557
Employee benefits incl. share based payments	47,916	146,949
Other	140,447	72,850
Total accrued expenses	1,339,822	1,290,879

16. Research and development expense

	December 31, 2019	December 31, 2018	December 31, 2017
Pre-clinical projects	182,346	873,453	642,821
Clinical projects	993,085	846,235	12,365,768
Drug manufacturing and substance	481,453	2,185,292	2,027,184
Employee benefits and expenses	1,373,543	1,652,791	2,773,516
Lease expenses from short-term lease	26,057	65,921	111,680
Patents and trademarks	168,367	634,986	603,892
Regulatory projects	80,347	398,426	632,387
Depreciation tangible assets	20,083	32,485	53,594
Total research and development expense	3,325,281	6,689,589	19,210,842

Research and development expense was capitalized in the amount of CHF 3,230,373 during 2019 compared to CHF 1,858,731 in 2018.

17. General and administrative expense

	December 31, 2019	December 31, 2018	December 31, 2017
Employee benefits and expenses	1,010,708	1,084,112	2,097,853
Business development	113,959	43,816	161,985
Travel expenses	102,679	70,944	199,484
Administration expenses	2,653,914	2,797,526	2,522,217
Lease expenses from short-term lease	27,362	52,416	81,277
Depreciation tangible assets	10,740	186,520	69,190
Capital tax expenses	14,501	29,200	18,403
Total general and administrative expenses	3,933,863	4,264,534	5,150,409

18. Employee benefits

	December 31, 2019	December 31, 2018	December 31, 2017
Salaries	1,832,382	2,542,952	3,761,171
Pension costs	130,792	108,978	378,588
Other social benefits	217,448	188,138	277,468
Share based payments costs	226,601	27,730	354,851
Recruitment costs	—	—	125,731
Other personnel expenditures	(22,973)	(130,895)	(26,439)
Total employee benefits	2,384,250	2,736,903	4,871,370

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

The old age benefits are based on retirement savings for each employee, coupled with annual retirement credits and interest (there is no possibility to credit negative interest). At retirement age, the insured members can choose whether to take a pension for life, which includes a spouse’s pension, or a lump sum. In addition to retirement benefits, the plan benefits also include disability and death benefits. Insured members may also buy into the scheme to improve their pension provision up to the maximum amount permitted under the rules of the plan and may withdraw funds early for the purchase of a residential property for their own use subject to limitations under Swiss law. On leaving the Company, retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This type of benefit may result in pension payments varying considerably between individual years. In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits. In Switzerland, the minimum interest rate applicable to these minimum retirement savings is set by the Swiss Federal Council at least once every two years. The rate was 1.00% in 2017, 1.00% in 2018 and 1.00% in 2019.

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

The following tables present information about the net defined benefit liability and its components:

Change in defined benefit obligation

	2019	2018
Defined benefit obligation at January 1	3,085,625	7,999,617
Service costs	138,580	90,162
Plan participants’ contribution	107,618	144,287
Interest cost	27,335	50,845
Actuarial losses	145,385	(1,911,382)
Transfer-out amounts	(445,457)	(3,367,834)
Transfer-in amounts of new employees	28,861	79,930
Defined benefit obligation at December 31	3,087,947	3,085,625

The defined benefit obligation includes only liabilities for active employees. The weighted average modified duration of the defined benefit obligation at December 31, 2019 is 22.6 years (2018: 21.8 years).

Change in fair value of plan assets

	2019	2018
Fair value of plan assets at January 1	2,437,338	6,036,647
Interest income	22,198	36,304
Return on plan assets excluding interest income	73,375	(634,190)
Employer contributions	107,618	146,245
Plan participants’ contributions	107,618	146,245
Transfer-out amounts	(445,457)	(3,367,834)
Transfer-in amounts of new employees	28,861	79,930
Administration expense	(4,051)	(6,009)
Fair value of plan assets at December 31	2,327,500	2,437,338

Net defined benefit liability recognized in the statement of financial position

	December 31, 2019	December 31, 2018
Present value of funded defined benefit obligation	3,087,947	3,085,625
Fair value of plan assets	(2,327,500)	(2,437,338)
Net defined benefit liability	760,447	648,287

Defined Benefit Cost

	2019	2018	2017
Service cost	138,580	90,162	348,172
Net interest expense	5,137	14,541	12,994
Administration expense	4,051	6,009	17,422
Total defined costs for the year recognized in profit or loss	147,768	110,712	378,588

Remeasurement of the Defined Benefit Liability

	2019	2018	2017
Actuarial loss (gain) arising from changes in financial assumptions	360,541	(119,117)	(150,552)
Actuarial loss arising from experience adjustments	(215,156)	(1,792,265)	211,331
Actuarial gain arising from demographic assumptions	—	—	—
Return on plan assets excluding interest income	(73,375)	634,190	(332,759)
Total defined benefit cost for the year recognized in the other comprehensive loss	72,010	(1,277,192)	(271,980)

Assumptions

At December 31	2019	2018	2017
Discount rate	0.30%	0.95%	0.80%
Future salary increase	1.10%	1.10%	1.10%
Pension indexation	0.00%	0.00%	0.00%
Mortality and disability rates	BVG2015G	BVG2015G	BVG2015G

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

December 31,	2019	2018
Change in assumption	0.25% increase	0.25% increase
Discount rate	(148,884)	(138,606)
Salary increase	14,395	13,121
Pension indexation	74,976	65,943
Change in assumption	+ 1 year	+ 1 year
Life expectancy	73,484	60,369

19. Finance income and finance expense

	2019	2018	2017
Interest income	17,882	—	53,570
Net foreign currency exchange gain	1,343,153	1,103,067	1,912,681
Revaluation gain from derivative financial instruments	663,725	1,350,071	3,372,186
Total finance income	2,024,760	2,453,138	5,338,437
Interest expense (incl. Bank charges)	28,628	1,070,177	1,640,394
Net foreign currency exchange loss	1,562,725	1,242,938	2,737,273
Total finance expense	1,591,353	2,313,115	4,377,667
Finance income, net	433,407	140,023	960,770

In 2019, net foreign currency exchange gains contain translation gains of CHF 7,744 (2018: CHF 264,029; 2017: CHF 1,315,029) which arose on the Company’s USD and EUR denominated cash and cash equivalents. In 2019, finance expenses include interest paid to Hercules Capital, Inc. under the Loan and Security Agreement in an amount of CHF 3,745 (2018: CHF 435,993; 2017: CHF 1,182,369).

20. Taxation

The Group’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

	2019	2018	2017
Deferred income tax expense	(213,355)	(294,056)	(21,415)
Deferred income tax gain	407,192	131,879	39,188
	193,837	(162,177)	17,773

The Group’s effective income tax expense differed from the expected theoretical amount computed by applying the Group’s applicable weighted average tax rate of 12.5% in 2019 (2018: 21.1%, 2017: 21.7%) as summarized in the following table:

Reconciliation	2019	2018	2017
Loss before income tax	(6,825,738)	(11,334,224)	(24,427,247)
Income tax at statutory tax rates applicable to results in the respective countries	854,636	2,397,177	5,311,030
Effect of unrecognized temporary differences	89,974	140,371	193,598
Effect of unrecognized taxable losses	(913,309)	(2,553,594)	(5,429,935)
Effect of utilization of previously unrecognized taxable losses	193,155	—	—
Effect of impairment of deferred tax assets	(131,055)	—	—
Effect of previously unrecognised deferred tax asset	20,977	114,116	39,189
Effect of expenses deductible for tax purposes	—	—	9,696
Effect of expenses not considerable for tax purposes	(29,549)	—	—
Effect of changes in local tax legislation and/or local tax rates	110,758	—	—
Effect of impact from application of different tax rates	(1,750)	(260,247)	(105,805)
Effect of unrecognized taxable losses in equity	—	—	—
Income tax gain/(loss)	193,837	(162,177)	17,773

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of December 31 is presented below:

Deferred Tax Liabilities	December 31, 2019	December 31, 2018
Intangible assets	(212,844)	(627,540)
Hercules Loan Facility	—	(889)
Derivative financial asset	(26,156)	(17,763)
Total	(239,000)	(646,192)

Deferred Tax Asset	December 31, 2019	December 31, 2018
Net operating loss (NOL)	91,851	305,206
Total	91,851	305,206

Deferred Tax, net	(147,149)	(340,986)

Deferred Tax 2019	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(627,540)	414,696	—	(212,844)
Hercules Loan Facility	(889)	889	—	—
Derivative financial asset	(17,763)	(8,393)	—	(26,156)
Net operating loss (NOL)	305,206	(213,355)	—	91,851
Total	(340,986)	193,837	—	(147,149)

Deferred Tax 2018	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(349,052)	(276,293)	(2,195)	(627,540)
Hercules Loan Facility	(47,477)	46,588	—	(889)
Derivative financial asset	—	(17,763)	—	(17,763)
Net operating loss (NOL)	217,720	85,291	2,195	305,206
Total	(178,809)	(162,177)	—	(340,986)

As of December 31, 2019, the Group had total gross tax loss carry forwards amounting to CHF 151.5 million (2018: CHF 151.4 million), of which CHF 150.4 million related to Auris Medical AG, Auris Medical Holding Ltd. and Otolanum AG in Switzerland and CHF 1,1 million to Auris Medical Inc. in the United States (2018: CHF 150.3 million for Auris Medical AG and Otolanum AG and CHF 1.1 million for Auris Medical Inc.).

The Group’s tax loss carry-forwards with their expiry dates are as follows:

	December 31, 2019	December 31, 2018
Within 1 year	22,405,533	8,173,993
Between 1 and 3 years	49,120,938	41,980,704
Between 3 and 7 years	78,872,116	100,136,349
More than 7 years	1,054,465	1,070,993
Total	151,453,052	151,362,039

The tax effect of the major unrecognized temporary differences and loss carry-forwards is presented in the table below:

	December 31, 2019	December 31, 2018
Deductible temporary differences
Employee benefit plan	99,162	143,271
Stock option plans	568	148,407
Total potential tax assets	99,730	291,678
Taxable unrecognized temporary differences
Property and equipment	—	—
Total unrecognized potential tax liabilities	—	—
Offsetting potential tax liabilities with potential tax assets	—	—
Net potential tax assets from temporary differences not recognized	99,730	291,678
Potential tax assets from loss carry-forwards not recognized	19,611,272	31,387,022
Total potential tax assets from loss carry-forwards and temporary differences not recognized	19,711,002	31,678,700

21. Loss per share

	December 31, 2019	December 31, 2018	December 31, 2017
Loss attributable to owners of the Company	(6,631,901)	(11,496,401)	(24,409,474)
Weighted average number of shares outstanding *	2,909,056	795,043	218,709
Basic and diluted loss per share	(2.28)	(14.46)	(111.61)

*	The basic and diluted loss per share for the year ended December 31, 2018 and the year ended December 31, 2017 is revised to reflect the reverse-split ratio of 10 to 1 following the Merger on March 13, 2018 and the reverse-split ratio of 20 to 1 following the “reverse share split” on May 1, 2019.

For the years ended December 31, 2019 and 2018 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the Stock Option Plans (Note 13) and the warrant issued to Hercules (Note 24) as they would be anti-dilutive. As of December 31, 2019, the Company has 324,053 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2019 and December 31, 2019 was 812,167 (459,645 for the period between January 1, 2018 and December 31, 2018). As of December 31, 2019, the Company issued warrants to purchase up to 2,488,520 of its common shares issued and outstanding.

22. Commitments and contingencies

Lease commitments

In August 2018, the Group assigned its lease agreement for its office space entered into on October 1, 2016 to a third party and entered into a new lease agreement for new office space with a lease term of less than 12 months.

The future minimum lease payments under non-cancellable lease term that are not accounted for in the statement of financial position were as follows:

	December 31, 2019	December 31, 2018
Within one year	24,980	24,374
Between one and five years	—	—
Total	24,980	24,374

Office lease expenses of CHF 49,314, CHF 118,337 and CHF 192,957 were recorded in 2019, 2018 and 2017, respectively, in the consolidated statement of profit or loss and other comprehensive loss.

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

Ante Treuhand AG (“Ante Treuhand”) provides the Chief Financial Officer to the Company. The Chief Financial Officer is an employee of Ante Treuhand and is not paid directly by the Company. Fees paid to Ante Treuhand for CFO services starting November 2019 were CHF 11,770. Fees paid to Ante Treuhand for other services provided during the year ended December 31, 2019 were CHF 28,611.

Compensation of the members of the Board of Directors and Management

In 2019, the total compensation paid to management amounted to CHF 934,179 (2018: CHF 1,403,250; 2017: CHF 1,973,167). The fees paid to members of the Board of Directors in 2019 for their activities as board members totaled CHF 170,755 (2018: CHF 287,384; 2017: CHF 337,619).

	Executive Management			Board of Directors			Total
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Short term benefits	717,905	1,002,707	1,576,864	170,755	200,421	280,762	888,660	1,203,128	1,857,626
Post-employee benefits years	42,560	55,278	94,839	—	—	—	42,560	55,278	94,839
Share-based payment charge	109,912	204,224	190,659	49,323	60,657	72,647	159,235	264,881	263,306
Total	870,377	1,262,209	1,862,362	220,078	261,078	353,409	1,090,455	1,523,287	2,215,771

In 2019, CHF 159,235 (2018: CHF 264,881; 2017: CHF 263,306) was expensed for grants of stock options to members of the Board of Directors and management. The 2019 share based payment charge shown above excludes adjustments for instruments forfeited in 2019 due to termination of service. Contributions to pension schemes amounted to CHF 42,560, CHF 55,278 and CHF 94,839 during the years 2019, 2018 and 2017, respectively. No termination benefits or other long term benefits were paid.

Members of the Board of Directors and management held 271,999, 703,235 and 1,782,605 stock options as of December 31, 2019, 2018, and 2017, respectively.

24. Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to $20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. Prior to its payoff in January 2019, the loan matured on January 2, 2020 and bore interest at a minimum rate of 9.55% per annum, and was subject to the variability of the prime interest rate. The loan was secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. On April 5, 2018 the Company entered into an agreement with Hercules whereby the terms of the Hercules Loan and Security Agreement were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Hercules Loan and Security Agreement. The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs. Subsequent to initial recognition, the loan was measured at amortized cost using the effective interest method. On January 31, 2019, the Company made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of $788.00 per common share for no consideration to the Company in exchange for the Company’s payment to Hercules. As of December 31, 2019 the fair value of the warrant amounted to CHF 0.00. The revaluation gain of the derivative for the twelve months ended December, 2019 amounted to CHF 3,804, which is a decrease of CHF 15,742 when comparing to the same period in 2018. Since its initial recognition as of July 19, 2016, the fair value decreased by CHF 408,180 resulting in a revaluation gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).

25. Warrants from Public Offering

On February 21, 2017, the Company completed a public offering (the “February 2017 Offering”) of 10,000,000 (pre-merger) common shares with a nominal value of CHF 0.40 each and 10,000,000 (pre-merger) warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to the Company from the February 2017 Offering were approximately CHF 9.1 million ($ 9.1 million), after deducting underwriting discounts and other estimated offering expenses payable by us. The Company had transaction costs amounting to CHF 903,919. The transactions costs were recorded as CHF 397,685 in equity for the issuance of the common shares and CHF 506,234 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

The underwriter was granted a 30-day option to purchase up to 1,500,000 (pre-merger) additional common shares and/or 1,500,000 (pre-merger) additional warrants. On February 15, 2017, the underwriter partially exercised its 30-day option to purchase additional common shares and/or warrants in the amount of 1,350,000 (pre-merger) warrants.

Consequently, the Company issued warrants to purchase up to 7,945,000 (pre-merger) of its common shares at an exercise price of $ 1.20 per share. The warrants are exercisable during a five-year period beginning on date of issuance. The fair value calculation of the warrants is based on the Black-Scholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. If a warrant is exercised, the Company will receive variable proceeds because the Company’s functional currency is CHF and the exercise price is in USD, which results in the warrants being considered liability instruments. Therefore, the warrants were assigned fair values using the Black-Scholes model. The residual value was assigned to the common share sold along with each warrant in accordance with IAS 32 Financial instruments. The gross proceeds from the February 2017 offering were CHF 9,998,305 of which CHF 5,091,817 (fair value as of February 21, 2017) was assigned to the warrants and CHF 4,906,488 was assigned to equity.

As of December 31, 2019, the outstanding warrants issued in the 2017 February Offering are exercisable for up to 39,725 common shares at an exercise price of $240.00. As of December 31, 2019, the fair value of the warrants amounted to CHF 0.00 (2018: 166,301). The fair value decreased by CHF 166,301 resulting in a revaluation gain of the same amount for the year ended December 31, 2019.

On January 30, 2018, the Company issued 37,499 warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase one common share at an exercise price of $100.00 per common share. As of December 31, 2019, the outstanding warrants issued in such offering were exercisable for up to 37,501 common shares at an exercise price of $100.00 per common share. As of December 31, 2019 the fair value of the warrants amounted to CHF 4,353 (2018: CHF 289,651). The revaluation gain of the derivative for the twelve months ended December 31, 2019 amounted to CHF 285,298, which is a decrease of CHF 1,908,798 when comparing to the same period in 2018. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,479,394 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018, the Company issued 314,102 Series A warrants and 224,358 Series B warrants in connection with the July 2018 Registered Offering of 897,435 common shares, each warrant entitling its holder to purchase one common share at an original exercise price of CHF 7.80 per common share. Revaluation gain/(loss) show the changes in fair value of the outstanding Series B warrant issued in connection with this offering.

As of December 31, 2019, 145,226 Series A warrants were exercised for an aggregate amount of CHF 1,132,762 and 143,221 Series B warrants were exercised for an aggregate amount of CHF 1,117,125.

As of December 31, 2019, 143,221 Series B exercised warrants were subject to revaluation at the time that they were exercised and the fair value amounts to CHF 3,005,348 (2018: CHF 3,005,348). Since its initial recognition on July 17, 2018 the fair value of the warrants has increased by CHF 2,433,099, resulting in a loss in the corresponding amounts (fair value as of July 17, 2018: CHF 572,249).

As of December 31, 2019, the number of Series B warrants outstanding subject to revaluation were 34,535 and the fair value amounted to CHF 0.00 (2018: CHF 215,572). The fair value decreased by CHF 215,572 resulting in a revaluation gain of the same amount for the year ended December 31, 2019 (fair value as of July 17, 2018: CHF 137,987).

26. Events after the balance sheet date

The COVID-19 outbreak will delay enrollment of patients into our “TRAVERS” phase 2 trial with AM-125. Candidates for trial participation undergo certain types of neurosurgery, which are elective procedures. Due to the COVID-19 outbreak, the sites participating in the “TRAVERS” trial have postponeed elective procedures and temporarily reduced or suspended clinical research activities. As a result, enrollment came to a halt towards the end of March 2020. Although sites are expected to catch up on enrollment once COVID-19 related restrictions are relaxed, the Company expects that the interim analysis following Part A of the trial will be completed only in the third quarter of 2020, at the earliest.

The COVID-19 outbreak and its impact on the global financial markets may limit our ability to raise additional funds to continuously fund our operations and complete the research and development of all of our product candidates. However, we have an equity commitment to sell up to $8.2 million of additional common shares to LPC and an at-the-market offering program in place with A.G.P. for $ 25.0 million, under which $1.4 million have been issued as of the date of this Annual Report.