Form 20-F
period 2020-12-31
Auris Medical Holding Ltd.
filed 2021-03-31
CIK 1601936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

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

Copies to:

Michael J. Lerner, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

Tel: (212) 262-6700

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value CHF 0.01 per share	EARS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

Common shares: 11,417,159

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

☒ Yes  ☐ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Unless indicated or the context otherwise requires, (i) all references in this report to our common shares as of any date prior to March 13, 2018 refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.40 per share (pre-2019 Reverse Share Split)) prior to the 10:1 “reverse share split” effected through the Merger, (ii) all references to our common shares as of, and after, March 13, 2018 and prior to the Redomestication refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.02 per share (pre-2019 Reverse Share Split)) after the 10:1 “reverse share split” effected through the Merger, (iii) all references to our common shares as of, and after, the Redomestication on March 18, 2019 refer to the common shares of Auris Medical (Bermuda) (having a par value of CHF 0.02 per share (pre-2019 Reverse Share Split)) and (iv) the Company’s common shares on or after May 1, 2019, the date of the 2019 Reverse Share Split, have a par value of CHF 0.40. On the annual general assembly of the shareholders held on June 4, 2020, the shareholders agreed to reduce the nominal value of the Company’s common share to CHF 0.01 with effect from June 30, 2020.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information-D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	our operation as a development-stage company with limited operating history and a history of operating losses;

●	the COVID-19 “coronavirus” outbreak, which continues to evolve, and which could significantly disrupt our preclinical studies and clinical trials, and therefore our receipt of necessary regulatory approvals;

●	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed;

●	the outcome of our review of strategic options and of any action that we may pursue as a result of such review;

●	our dependence on the success of AM-125, AM-201, AM-301, Keyzilen® (AM-101) and Sonsuvi® (AM-111), which are still in clinical development, may eventually prove to be unsuccessful;

●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

●	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

●	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

●	if our product candidates obtain regulatory approval, our product candidates being subject to expensive, ongoing obligations and continued regulatory overview;

●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

●	the chance that we do not obtain orphan drug exclusivity for Sonsuvi®, which would allow our competitors to sell products that treat the same conditions;

●	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

●	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

●	our reliance on our current strategic relationships with INSERM or Xigen and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

●	our ability to meet the continuing listing requirements of Nasdaq and remain listed on The Nasdaq Capital Market;

●	the chance that certain intangible assets related to our product candidates will be impaired; and

●	other risk factors discussed under “Item 3. Key Information-D. Risk factors”.

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

The following tables summarize our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020 has been derived from our consolidated financial statements presented elsewhere in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The consolidated financial data for the years ended December 31, 2017 and 2016 has been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS and which have not been included herein.

This financial information should be read in conjunction with “Item 5-Operating and Financial Review and Prospects” and our consolidated audited financial statements, including the notes thereto, included in this Annual Report.

	For the years ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of CHF except for share and per share data)
Profit or Loss and Other Comprehensive Loss:
Other income	174	—	—	—	—
Research and development	(2,863)	(3,325)	(6,690)	(19,211)	(24,777)
General and administrative	(2,594)	(3,934)	(4,264)	(5,150)	(5,447)
Operating loss	(5,283)	(7,259)	(10,954)	(24,361)	(30,224)
Interest income	—	18	—	54	68
Interest expense	(135)	(29)	(1,070)	(1,640)	(829)
Foreign currency exchange gain/(loss), net	(333)	(219)	(140)	(825)	(100)
Revaluation gain from derivative financial instruments	(2,250)	664	1,350	3,372	291
Transaction costs	(220)	—	(520)	(1,027)	—
Loss before tax	(8,221)	(6,825)	(11,334)	(24,427)	(30,794)
Income tax gain/(loss)	21	194	(162)	18	131
Income tax expense	—	—	—	—	—
Net loss attributable to owners of the Company	(8,200)	(6,631)	(11,496)	(24,409)	(30,663)
Other comprehensive loss:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	(26)	(72)	1,277	272	(394)
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	89	16	(11)	50	(20)
Other comprehensive income/(loss)	63	(56)	1,266	322	(414)
Total comprehensive loss attributable to owners of the Company	(8,137)	(6,687)	(10,230)	(24,087)	(31,077)
Net loss per share
Net loss per share, basic and diluted(1)	(1.36)	(2.28)	(14.46)	(111.61)	(178.60)
Weighted-average number of shares used to compute net loss per common share, basic and diluted	6,014,146	2,909,056	795,043	218,709	171,646

(1)	Basic net loss per common share and diluted net loss per common share are the same. See Note 21 to our audited consolidated financial statements included elsewhere in this Annual Report.

	As of December 31,
	2020	2019	2018	2017	2016
	(in thousands of CHF)
Statement of Financial Position Data:
Cash and cash equivalents	11,259	1,385	5,393	14,973	32,442
Total assets	20,799	9,226	9,877	17,826	35,658
Total liabilities	4,029	3,190	6,227	19,888	21,515
Share capital	114	1,650	710	19,350	13,732
Total shareholders’ (deficit)/equity attributable to owners of the Company	16,770	6,036	3,650	(2,162)	14,143

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Summary of Risk Factors

An investment in our ordinary shares is subject to a number of risks. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information-D. Risk Factors” in this annual report for a more thorough description of these and other risks.

●	We are a development-stage company and have a limited operating history and a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

●	We expect that we will need substantial additional funding before we can expect to become profitable from sales of our products. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

●	We are in the process of evaluating potential next steps in the development of our late-stage product candidates Keyzilen® and Sonsuvi®. We cannot give any assurance that these candidates will continue to be developed, receive regulatory approval or be successfully commercialized or partnered.

●	We depend entirely on the success of AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, which are still in clinical development. If our clinical trials are unsuccessful, we do not obtain regulatory approval or we are unable to commercialize AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

●	We face risks related to health epidemics and outbreaks, including the COVID-19 “coronavirus” outbreak, which could significantly disrupt our preclinical studies and clinical trials, and therefore our receipt of necessary regulatory approvals could be delayed or prevented.

●	Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If clinical trials of our drug product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our drug product candidates on a timely basis or at all.

●	If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

●	We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll patients in our clinical trials, our research and development efforts could be materially adversely affected.

●	We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage; and our product liability insurance may not cover all damages from such claims.

●	We cannot give any assurance that any of our drug product candidates will receive regulatory approval, which is necessary before they can be commercialized.

●	We cannot give any assurance that our medical device candidate AM-301 will receive regulatory clearance, which is necessary before it can be commercialized.

●	Substantial additional data may need to be generated in order to obtain marketing approval for AM-125.

●	Even if our product candidates obtain regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

●	Healthcare legislative or regulatory reform measures, including government restrictions on pricing and reimbursement, may have a negative impact on our business and results of operations.

●	The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage and reimbursement levels and pricing policies.

●	We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliance, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

●	We rely on third parties to conduct our nonclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

●	We currently rely on third-party suppliers and other third parties for production of our product candidates and our dependence on these third parties may impair the advancement of our research and development programs and the development of our product candidates.

●	If we or our licensors are unable to obtain and maintain effective patent rights for our technologies, product candidates or any future product candidates, or if the scope of the patent rights obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

●	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

●	The price of our common shares may be volatile and may fluctuate due to factors beyond our control.

Risks Related to Our Business and Industry

We are a development-stage company and have a limited operating history and a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

We are a development-stage biopharmaceutical company with limited operating history. Since inception, we have incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 8.2 million, CHF 6.6 million and CHF 11.5 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated deficit of CHF 160.6 million.

Our losses have resulted principally from expenses incurred in research and development of our product candidates, pre-clinical research and general and administrative expenses that are required for maintaining our business infrastructure and operating as a publicly listed company. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our product candidates in clinical development. In our financial year ended December 31, 2020, we incurred CHF 5.3 million in operating loss and capitalized development expenditures of its AM-125 project of CHF 2.3 million, and we expect our total cash need in 2021 to be in the range of CHF 11.5 to 13 million for our expected total operating expenses of CHF 7 to 7.5 million and our expected capitalized research and development costs of CHF 4.5 to 5.5 million. Further cash needs may arise in 2021 related to the manufacture of AM-301 as well as marketing and sale activities as we intend to commercialize the product in selected markets; these cash needs may initially not be covered by cash flows from product revenues.

To date, we have financed our operations through the initial public offering and a follow-on offering of our common shares, private placements of equity securities and short- and long-term loans. On July 19, 2016, we entered into a Loan and Security Agreement with Hercules Technology Growth Capital, Inc., or Hercules. The agreement provided us with a senior secured term loan facility for up to $20 million. On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. On September 8, 2020, FiveT Capital Holding Ltd., or FiveT, provided a convertible loan to Altamira Medica AG, or Altamira, one of our subsidiaries. The loan had a principal amount of CHF 1.5 million, a duration of 18 months, and carried an interest rate of 8% p.a. Under the terms of the agreement, FiveT had the right to convert the loan or parts thereof including accrued interest into common shares of either Altamira or Auris Medical Holding Ltd., subject to additional provisions and certain restrictions. On December 2, 2020, FiveT converted part of the loan and on March 4, 2021 the remaining outstanding amount into common shares of Auris Medical Holding Ltd., thus retiring the loan.

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

We have no products approved for commercialization and have never generated any revenue. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and obtain the marketing approvals necessary to commercialize, one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we obtain regulatory approval or clearance for, and commercialize, AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing research and clinical development of our product candidates;

●	obtaining marketing approvals for our product candidates, including AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, for which we will have to complete clinical trials;

●	developing a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;

●	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;

●	obtaining market acceptance of our product candidates as viable treatment options;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

●	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

●	attracting, hiring, and retaining qualified personnel.

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

We may be unable to develop and commercialize AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®AM-201 or any other product candidate and, even if we do, may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a semiannual or annual basis. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, expand our business or continue our operations.

We expect that we will need substantial additional funding before we can expect to become profitable from sales of our products. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our research and development expenses to remain significant in connection with our ongoing clinical development activities, particularly as we initiate new trials with AM-125, AM-201 and AM-301, may initiate new trials of Keyzilen® and Sonsuvi® and may initiate pre-clinical and clinical development of other product candidates. We expect our total cash need in 2021 to be in the range of CHF 11.5 to 13.0 million for our expected total operating expenses of CHF 7 to 7.5 million and our expected capitalized research and development costs of CHF 4.5 to 5.5 million. As of December 31, 2020, our cash and cash equivalents were CHF 11.3 million. Our assumptions may prove to be wrong, and we may have to use our capital resources sooner than we currently expect. If we are unable to raise capital when needed, we could be forced to delay, suspend, reduce or terminate our product development programs or commercialization efforts. Also, should we fail to raise sufficient funds to cover our operating expenditures for at least a 12 month period, we may no longer be considered a “going concern.” The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. The board of directors will need to consider the interests of our creditors and take appropriate action to restructure the business if it appears that we are insolvent or likely to become insolvent. Our future funding requirements will depend on many factors, including but not limited to:

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

We expect that we will require additional funding to continue our ongoing clinical development activities and seek to obtain regulatory approval for, and commercialize, our product candidates. If we receive regulatory approval or clearance for any of our product candidates, and if we choose to not grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to continue to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

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

On April 25, 2019, we announced that we had completed the design of a pivotal Phase 2/3 trial for Keyzilen®. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. On September 13, 2019, we announced that we had obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. If we continue development of Keyzilen® with a pivotal Phase 2/3 trial in order to pursue regulatory approval, which may require additional studies and trials in the future, we would need to obtain additional funds for any such additional study or studies, and we may be unable to do so. We currently aim to implement the further development of Keyzilen® with non-dilutive funding, which may include strategic partnering, special purpose vehicle financing, grant funding or a combination thereof. If we are not able to obtain additional funds, we will not be able to complete the development, testing and commercialization of Keyzilen®.

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

Risks Related to the Development and Clinical Testing of Our Product Candidates

We depend entirely on the success of AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, which are still in clinical development. If our clinical trials are unsuccessful, we do not obtain regulatory approval or we are unable to commercialize AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, which are still in clinical development. Our ability to generate product revenues, which we do not expect to occur for at least the next few years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval or clearance and eventual commercialization of these product candidates. We currently generate no revenues from sales of any products, and we may never be able to develop or commercialize a marketable product. The success of AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi® and our other product candidates will depend on several factors, including the following:

●	completing clinical trials that demonstrate the efficacy and safety of our product candidates;

●	receiving marketing approvals or clearance from competent regulatory authorities;

●	establishing commercial manufacturing capabilities;

●	launching commercial sales, marketing and distribution operations;

●	acceptance of our product candidates by patients, the medical community and third-party payors;

●	a continued acceptable safety profile following approval;

●	competing effectively with other therapies; and

●	qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, which would materially adversely affect our business, financial condition and results of operations.

We face risks related to health epidemics and outbreaks, including the COVID-19 “coronavirus” outbreak, which could significantly disrupt our preclinical studies and clinical trials, and therefore our receipt of necessary regulatory approvals could be delayed or prevented.

In December 2019, a novel strain of coronavirus COVID-19 was reported to have surfaced in Wuhan, China. The extent to which COVID-19 may impact our preclinical and clinical trial operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and geographic reach of the outbreak, the severity of COVID-19, and the effectiveness of actions to contain and treat COVID-19. In particular, the COVID-19 outbreak has impacted enrollment of patients into our “TRAVERS” phase 2 trial with AM-125. Candidates for participation in this trial undergo certain types of neurosurgery, which are elective procedures. Due to the COVID-19 outbreak, the sites participating in the “TRAVERS” trial have postponed elective procedures and temporarily reduced or suspended clinical research activities. This temporarily happened in spring 2020 and again in early 2021. We expect to complete enrollment in the third quarter of 2021, at the earliest.

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

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If clinical trials of our drug product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our drug product candidates on a timely basis or at all.

To obtain the requisite regulatory approvals to market and sell any of our drug product candidates, we must demonstrate through extensive pre-clinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, positive results generated to date in clinical trials for our product candidates do not ensure that later clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.

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

To date, we have not completed all clinical trials required for the approval of any of our drug product candidates. Keyzilen®and Sonsuvi® are in Phase 3 clinical development, subject to our ability to find non-dilutive partnering for such programs, and AM-125 and AM-201 are in Phase 2 and Phase 1 clinical development, respectively.

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

Any delays in completing our clinical trials will increase our costs, slow down our drug product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug product candidates.

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

If we are required to conduct additional clinical trials or other testing of AM-125, AM-201, Keyzilen® or Sonsuvi® or any other product candidate that we develop beyond the trials and testing that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with AM-125, AM-201, Keyzilen® or Sonsuvi® or our other drug product candidates, we may:

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

Our product development costs will also increase if we experience delays in testing or marketing approvals or if we are required to conduct additional clinical trials or other testing of AM-125, AM-201, Keyzilen® or Sonsuvi® beyond the trials and testing that we currently contemplate and we may be required to obtain additional funds to complete such additional clinical trials. We cannot assure you that our clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our trials after they have begun. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates, which may harm our business and results of operations. In addition, some of the factors that cause, or lead to, clinical trial delays may ultimately lead to the denial of regulatory approval of AM-125, AM-201, Keyzilen® or Sonsuvi® or any other drug product candidate.

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

In our clinical trial of AM-125 and AM-201 to date, adverse events included a low number of transient and dose-dependent nasal congestion or discomfort. No treatment-related serious adverse events were observed. In our clinical trials of Keyzilen® and Sonsuvi® to date, adverse events have included procedure-related transient changes in tinnitus loudness, muffled hearing, ear discomfort or pain, incision site complications and middle ear infections. A limited number of serious adverse events were observed (in 1.2 to 2.5% of patients enrolled in the Keyzilen® trials and in 2.7 to 4.5% of patients in the Sonsuvi® trials); all (Keyzilen®) or most (Sonsuvi®) were considered unrelated or unlikely related to the treatment. Occurrence of serious procedure- or treatment-related side effects could impede clinical trial enrollment and receipt of marketing approval from the FDA, the EMA and comparable foreign regulatory authorities. They could also adversely affect physician or patient acceptance of our product candidates.

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

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we have been primarily focused on the development of AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, with our current commercial focus being limited to AM-125, AM-201 and AM-301 while we search for non-dilutive or strategic transactions with respect to Keyzilen® and Sonsuvi®. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, in particular for inner ear disorders, our business, financial condition and results of operations could be materially adversely affected.

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

Risks Related to Regulatory Approval of Our Product Candidates

We cannot give any assurance that any of our drug product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have one drug product candidate, AM-125, in Phase II clinical development, and another, AM-201, in Phase I clinical development. Additionally, we have two late-stage drug product candidates, (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), being developed for the treatment of acute inner ear hearing loss. We are not permitted to market or promote any of our drug product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

Although certain of our employees have prior experience with submitting marketing applications to the FDA, EMA or comparable foreign regulatory authorities, we as a company have not submitted such applications for our drug product candidates. We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

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

We cannot give any assurance that our medical device candidate AM-301 will receive regulatory clearance, which is necessary before it can be commercialized.

Under project code AM-301, we are developing a spray product for intranasal protection against airborne viruses or allergens. AM-301 is formulated as a gel emulsion and – unlike drug products – does not contain any active pharmaceutical ingredient. The formulation is neither absorbed nor metabolized and does not have any pharmacological or immunological interaction with the human body. Its effects – trapping of virus or allergen particles, coating of nasal mucosa tissues and humidification of such tissues – are purely of physical-mechanical nature. We therefore consider AM-301 to be a medical device rather than a drug product and that different regulatory requirements apply.

Unless an exemption applies, any medical device that is to be marketed in the U.S. must first receive from the FDA either 510(k) clearance, by filing a 510(k) premarket notification, or premarket application (PMA) approval, after submitting a PMA. Alternatively, the device may be cleared through the de novo classification process by the FDA. Based on advice from regulatory consultants and our own research, we expect AM-301 to be considered a Class II device by FDA and that the 510(k) pathway applies to AM-301’s intended use of promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens.

To obtain 510(k) clearance, a company must submit a premarket notification demonstrating substantial equivalence between the proposed device and a legally marketed “predicate” device, which is defined as a legally marketed device, that (i) was legally marketed prior to May 28, 1976, for which the FDA has not yet called for submission of a PMA application; (ii) has been reclassified from Class III to Class II or Class I; (iii) has been cleared through the 510(k) premarket notification process; or (iv) has been previously determined to be exempt from the 510(k) process. Substantial equivalence means that the proposed device has the same intended use and the same technological characteristics as the predicate device, or, if the new device has different technological characteristics, that the device is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness. We have identified two such predicate devices and plan to reference them in our planned 510(k) submission.

AM-301 is also intended for use in the reduction of the intranasal infectious viral load following inspiration of airborne viruses such as SARS-CoV-2. Since there may be no valid predicate device available for this intended use, we may have to submit a de novo request to the FDA. Under the de novo pathway, we would have to prove that AM-301 does not present substantial risk to the patient (rather than just demonstrating substantial equivalence with the safety of the relevant predicate device(s)), which may require additional testing. The review by the FDA would take a minimum of 150 days in the de novo process compared to a minimum of 90 days in the 510(k) process and requires higher fees. Any device that has been classified through the de novo process may be marketed and used as predicate for future 510(k) submissions. The FDA may also, instead of accepting a 510(k) submission, require us to submit a PMA, which is typically a much more complex, lengthy and burdensome application than a 510(k). To support a PMA, the FDA would likely require that we conduct one or more clinical studies to demonstrate that the device is safe and effective. In some cases such studies may be requested for a 510(k) as well. We may not be able to meet the requirements to obtain 510(k) clearance or PMA approval, in which case the FDA may not grant any necessary clearances or approvals. In addition, the FDA may place significant limitations upon the intended use of our products as a condition to a 510(k) clearance or PMA approval. Product applications can also be denied or withdrawn due to failure to comply with regulatory requirements or the occurrence of unforeseen problems following clearance or approval. Any delays or failure to obtain FDA clearance or approval of new products we develop, any limitations imposed by the FDA on new product use or the costs of obtaining FDA clearance or approvals could have a material adverse effect on our business, financial condition and results of operations.

During public health emergencies, FDA can use emergency authorities, including Emergency Use Authorizations (EUAs), to help make medical products available as quickly as possible by allowing unapproved medical products to reach patients in need when there are no adequate, FDA-approved and available alternatives. In addition to COVID-19 tests, the FDA has issued EUAs for other devices, such as ventilators, respirators, face shields, and decontamination systems to treat COVID-19 patients and to protect healthcare workers. Since AM-301 has been shown to significantly reduce the viral infectious load following inoculation of reconstituted human nasal epithelia and based on its favorable safety and tolerability profile, we believe that the device may be eligible for and made available under the EUA procedure. However, the FDA has broad discretion over the grant of EUAs, and there is no guarantee that AM-301 will become available to the general public earlier than through the regular regulatory pathway.

Following a preliminary review of our pre-submission for AM-301 by the FDA’s Center for Devices and Radiological Health (CDRH), we were notified by the Agency that the Center for Drug Evaluation and Research (CDER) would be responsible for the review of our product and that our pre-submission request for EUA was transferred to CDER. Based on additional feedback from the FDA, we decided to update the pre-submission request for the 510(k) pathway by restricting the intended use to promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens given available precedence. In addition, we filed a pre-submission Request for Designation (RFD) to the Agency’s Office of Combination Products (OCP) for the second intended use of reducing the intranasal infectious viral load following inspiration of airborne viruses in order to determine the Agency component that will have jurisdiction for AM-301. We believe that the product meets the FDA’s requirements for classification as a medical device also for this second intended use and will therefore be reviewed by CDRH rather than CDER, however, there can be no guarantee that the FDA will agree with our analysis.

Many foreign countries in which we intend to market AM-301 have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance and the requirements may differ.

In particular, marketing of medical devices in the European Union (EU) is subject to compliance with the Medical Devices Directive 93/92/EEC (MDD). A medical device may be placed on the market within the EU only if it conforms to certain “essential requirements” and bears the CE Mark. The most fundamental and essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the essential performance(s) intended by the manufacturer and be designed, manufactured and packaged in a suitable manner.

Manufacturers must demonstrate that their devices conform to the relevant essential requirements through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness and the extent to which the device affects the anatomy. Conformity assessment procedures for all but the lowest risk classification of device involve a notified body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities. Manufacturers usually have some flexibility to select a notified body for the conformity assessment procedures for a particular class of device and to reflect their circumstances, e.g., the likelihood that the manufacturer will make frequent modifications to its products. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed. Notified bodies also may review the manufacturer’s quality systems. If satisfied that the product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity and application of the CE Mark. Application of the CE Mark allows the general commercializing of a product in the EU. The product can also be subjected to local registration requirements depending on the country. We maintain CE Marking on all of our products that require such markings as well as local registrations as required.

In May 2017, the EU adopted a new Medical Devices Regulation (EU) 2017/745 (MDR), which will repeal and replace the MDD with effect from May 26, 2021. The MDR clearly envisages, among other things, stricter controls of medical devices, including strengthening of the conformity assessment procedures, increased expectations with respect to clinical data for devices and pre-market regulatory review of high-risk devices. The MDR also envisages greater control over notified bodies and their standards, increased transparency, more robust device vigilance requirements and clarification of the rules for clinical investigations. Under transitional provisions, medical devices with notified body certificates issued under the MDD prior to May 26, 2021 may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024 at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the MDR may be placed on the market in the EU.

Under the MDD, AM-301 is classified as a Class I device which does not require a notified body for the conformity assessment procedure. Under the MDR, AM-301 will be classified as a Class II device which will require a notified body. We expect to register AM-301 in the EU prior to the transition from the MDD to the MDR and plan to meet the requirements for conformity as Class II during the transition period ending May 27, 2024.

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

Whereas various balance tests and questionnaires are widely used in the diagnosis and management of vertigo, there is no universally recognized definition of the clinical meaningfulness of outcomes, and regulatory authorities have not issued guidelines for demonstrating efficacy for drug-based treatments such as AM-125. Therefore, we cannot be certain that AM-125 will be approved even if it were to show statistically significant improvements in these tests.

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

For the clinical investigation of AM-301 for the intended use of alleviation of allergic rhinitis symptoms, we are using the Total Nasal Symptom Score (TNSS) questionnaire, which is routinely used in allergic rhinitis studies. To date, we did not have any interaction with the FDA regarding its use in the context of the allergen challenge chamber that we are conducting to support the substantial equivalence of AM-301 to one of the designated predicate devices. Also, we have received no regulatory guidance so far regarding the use of acceptable endpoints for determining the efficacy of AM-301 for its intended use in the alleviation of intranasal viral load. If we do not accurately predict which endpoints demonstrate the efficacy of AM-301, or if we fail to meet them, our development efforts for AM-301 may be materially curtailed.

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

Healthcare legislative or regulatory reform measures, including government restrictions on pricing and reimbursement, may have a negative impact on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in the United States, the Patient Protection and Affordable Care Act of 2010 (“ACA”) substantially changed the way healthcare is financed by both the government and private insurers, and significantly affects the pharmaceutical industry. Many provisions of the ACA impact the biopharmaceutical industry, including that in order for a biopharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the drug pricing program under the Public Health Services Act, or PHS. Since its enactment, there have been judicial and Congressional challenges and amendments to certain aspects of the ACA. There is continued uncertainty about the implementation of the ACA, including the potential for further amendments to the ACA and legal challenges to or efforts to repeal the ACA.

Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the now-departed Trump administration proposed numerous prescription drug cost control measures. Similarly, the new Biden administration has made lowering prescription drug prices one of its priorities. The Biden administration has not yet proposed any specific plans, but we expect that these will be forthcoming in the near term. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Other examples of proposed changes include, but are not limited to, expanding post-approval requirements, changing the Orphan Drug Act, and restricting sales and promotional activities for pharmaceutical products.

We cannot be sure whether additional legislative changes will be enacted, or whether government regulations, guidance or interpretations will be changed, or what the impact of such changes would be on the marketing approvals, sales, pricing, or reimbursement of our drug candidates or products, if any, may be. We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.

In addition, FDA regulations and guidance may be revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or guidance, or revisions or reinterpretations of existing regulations or guidance, may impose additional costs or lengthen FDA review times for our product candidates. We cannot determine how changes in regulations, statutes, policies, or interpretations when and if issued, enacted or adopted, may affect our business in the future. Such changes could, among other things, require:

●	additional clinical trials to be conducted prior to obtaining approval;

●	changes to manufacturing methods;

●	recalls, replacements, or discontinuance of one or more of our products; and

●	additional recordkeeping.

Such changes would likely require substantial time and impose significant costs or could reduce the potential commercial value of our product candidates. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any other products would harm our business, financial condition, and results of operations.

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

The successful commercialization of AM-125, AM-201, Keyzilen® or Sonsuvi® or our other product candidates will depend, in part, on the extent to which coverage and reimbursement for our products or procedures using our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage. In light of such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes of new technologies, we cannot be sure that coverage will be available for AM-125, AM-201, Keyzilen® or Sonsuvi® or any other product candidate that we commercialize and, if available, that the reimbursement rates will be adequate.

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

Even if the FDA, the EMA or other regulatory authority approves the marketing of any product candidates that we develop, physicians, healthcare providers, patients or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi® or any other product candidate that we develop does not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi® or any of our product candidates that is approved for commercial sale will depend on a variety of factors, including:

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

In addition, the potential market opportunity of AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi® are difficult to precisely estimate. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions could not have been assessed by an independent source in every detail. If any of the assumptions proves to be inaccurate, then the actual market for AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi® could be smaller than our estimates of the potential market opportunity. If the actual market for AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi® is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

We have never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize our products on our own or together with suitable partners.

We have never commercialized a product candidate, and we currently have no sales force, marketing or distribution capabilities. To achieve commercial success for AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi® and our other product candidates, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.

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

In August 2019 Xigen was acquired by Kuste Biopharma SAS, or Kuste, a French company. In February 2021, we were notified by Kuste of its decision to terminate the license agreement under which we are developing Sonsuvi® effective May 10, 2021 due to the alleged lack of any development work since August 2018. We consider that the purported termination is without effect and that the license agreement continues to be in full force and effect in accordance with its terms. Either we or Xigen may terminate the agreement for the other party’s material breach or bankruptcy, in the event of force majeure, or after a specified period following the initial date of the agreement, if we were not progressing any activities with respect to the licensed compound. Such period has passed for Sonsuvi® and we progressed the licensed compound sufficiently during the period. We have retained legal counsel and intend to defend our interests, as appropriate and necessary.

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

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing nonclinical and clinical programs, including the clinical trials of AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with cGMP, cGCP, and Good Laboratory Practice, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Union and comparable foreign regulatory authorities for all of our product candidates in nonclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, trial sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical trials may be deemed unreliable and the EMA, FDA, other regulatory authorities may require us to perform additional nonclinical and clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

We currently rely on and expect to continue to rely on third parties, for the manufacturing and supply of chemical compounds for the clinical trials of our product candidates, including AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, and others for the manufacturing and supply of pre-filled syringes and spray pumps. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

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

Our current and anticipated future dependence upon others for the manufacturing of AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi® and any other product candidate that we develop may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Certain ingredients, primary packaging and the final product for our product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply us with the ingredients, primary packaging or the final product, could materially and adversely affect our business.

We do not currently, and do not expect to in the future, independently conduct manufacturing activities for our product candidates, including AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®. We currently have a relationship with one supplier each, for the supply of the API of Keyzilen®, Sonsuvi®, AM-125 and AM-201 and for the key component of AM-301. We are reliant upon single source third-party contract manufacturing organizations to manufacture and supply the drug substance, certain other ingredients, primary packaging and final product for each of AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®. We do not currently have any other suppliers for the drug substance, certain other ingredients, primary packaging and final product of our product candidates and, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, and we have performed some preliminary investigations to assess this availability, we cannot assure you that identifying alternate sources and establishing relationships with such sources would not result in significant delay in the development of our product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all. A delay in the development of our product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

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

While patent term extensions under the Hatch-Waxman Act in the United States and under supplementary protection certificates in Europe may be available to extend the patent exclusivity term for AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. In addition, upon issuance in the United States any patent term can be adjusted based on certain delays caused by the applicant(s) or the U.S. Patent and Trademark Office, or USPTO. For example, a patent term can be reduced based on certain delays caused by the patent applicant during patent prosecution.

While in the United States there is a possibility of obtaining market protection independent from any patent protection for up to 3 and 5 years from approval, and in the European Union one may obtain data exclusivity of eight years from approval with an additional two years of market exclusivity (which can potentially be extended by one year), there is no assurance that we can obtain such data exclusivity and market protection with respect to AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, or any of our other product candidates. Our issued patents and pending patent applications are expected to expire for Keyzilen® between 2024 and 2028, for Sonsuvi® between 2020 and 2027, and for AM-125 and AM-201 in 2038, prior to any patent term extensions to which we may be entitled under applicable laws.

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

The share price of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. For example, during the last year, our common shares have traded as high as $6.60 in December 2020 and as low as $0.65 in March 2020. The market price of our common shares may fluctuate significantly in the future due to a variety of factors, including:

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

In 2017, 2019 and 2020, we failed to maintain compliance with the minimum bid price requirement. To address that non-compliance, on March 13, 2018, we effected the Merger, pursuant to which we effected a “reverse share split” at a ratio of 10-for-1, and on May 1, 2019, we effected a “reverse share split” at a ratio of 20-for-1. In 2020, we regained compliance as our share price increased. Additionally, on January 11, 2018, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq’s market value of listed securities requirement. As a result of the July 2018 Registered Offering, we resolved the non-compliance with the market value of listed securities requirement by complying with Nasdaq’s minimum equity standard. However, there can be no assurance that we will be able to successfully maintain compliance with the several Nasdaq continued listing requirements.

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

Certain principal shareholders and their affiliated entities as well as members of our executive team and board of directors own approximately 5.0% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the shares represented at our general meetings of shareholders may control any shareholder resolution requiring an absolute majority of the shares represented, including the election of members to the board of directors of the Company, certain decisions relating to our capital structure, the approval of certain significant corporate transactions and certain amendments to our bye-laws (the “Bye-Laws”). To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Approximately 5.0% of our common shares issued and outstanding are held by affiliates. If these shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities could be adversely affected. Additionally, as of the date of this Annual Report we have warrants outstanding, which are exercisable for an aggregate of 246,102 common shares at a weighted average exercise price of $60.03 per share, an equity commitment to sell up to $8.9 million of additional common shares to Lincoln Park Capital Fund, LLC (“LPC”) pursuant to the commitment purchase agreement we entered into on April 23, 2020 with LPC (the “LPC Purchase Agreement”) and an at-the-market offering program pursuant to the sales agreement we entered into with A.G.P./Alliance Global Partners (“A.G.P.”) on November 30, 2018, as amended on April 5, 2019 (the “A.G.P. Sales Agreement”) for sales of up to $21.8 million of additional common shares. We have also filed registration statements to register the resale of the common shares underlying the warrants that we have offered and sold in unregistered transactions, the common shares that are sold to LPC and the common shares and other equity securities that we have issued under our prior equity incentive plans or may issue under our new omnibus equity compensation plan. These common shares may be freely sold in the public market upon issuance, subject to certain limitations applicable to affiliates. In addition, we have filed a registration statement covering the issuance and sale by us of up to $100 million of common shares, debt securities, warrants, purchase contracts, units and common shares. We may issue such securities, including our common shares and warrants to purchase common shares, at any time and from time to time subject to the limitations set forth in General Instruction I.B.5 of Form F-3. If a large number of our common shares and/or warrants to purchase common shares are sold in the public market, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

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

The quorum for a general meeting of shareholders is as set out in our Bye-laws, which provides for a quorum of two or more persons present at the start of the meeting and representing in person or by proxy issued and outstanding voting shares in the company. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. We must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. However, Bermuda law has no regulatory regime for the solicitation of proxies, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

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

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2020 taxable year, and we expect to be a PFIC for our current year and for the foreseeable future.

We believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2020 taxable year, and we expect to be a PFIC for our current year and for the foreseeable future. However, our actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year. In addition, we may, directly or indirectly, hold equity interests in other PFICs. Under the Internal Revenue Code of 1986, as amended, we will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

We are required to disclose changes made in our internal controls and procedures, and our management is required to assess the effectiveness of these controls annually. However, for as long as we are a “non-accelerated filer” under Securities and Exchange Commission rules, our independent registered public accounting firm is not required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

Although it is presently anticipated that the ES Act will have no material impact on Auris Medical or its operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of the ES Act on Auris Medical.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the Company

Overview

We are a clinical-stage biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology, rhinology and allergy and CNS disorders. We are focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125, in Phase 2) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201, post Phase 1b). Through our affiliate Altamira Medica, we are developing a nasal spray for protection against airborne viruses and allergens (AM-301). In addition, we have two Phase 3 programs under development, subject to our ability to obtain non-dilutive funding or partnering: (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), which is being developed for the treatment of acute inner ear hearing loss. Sonsuvi® has been granted orphan drug status by the FDA and the EMA and has been granted fast track designation by the FDA.

Our product candidates AM-125, AM-201 and AM-301 are administered with a metered spray into the nose. In case of AM-125 and AM-201, intranasal application allows for the active substance to reach the blood stream rapidly while avoiding the substantial “first-pass” metabolism associated with the current standard oral intake of betahistine. In case of AM-301, the spray delivers the formulation directly to the site of action within the nasal cavity.

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

AM-125

We are developing AM-125 for the intranasal treatment of acute peripheral vertigo. In February 2017 we entered into an asset purchase agreement with Otifex, pursuant to which we have purchased various assets related to betahistine dihydrochloride in a spray formulation. The assets include preclinical and clinical data as well as certain intellectual property rights. In a Phase 1 clinical trial conducted by Otifex in 40 healthy volunteers intranasal betahistine showed good tolerability and significantly higher betahistine concentrations in blood plasma than reported for oral betahistine administration.

In 2018, we conducted a second Phase 1 clinical trial with AM-125 in 72 healthy volunteers. The randomized double blind placebo controlled trial demonstrated superior bioavailability over a range of four intranasal betahistine doses compared to oral betahistine, with plasma exposure being 5 to 29 times higher (unadjusted for dose; p-value between 0.056 and p < 0.0001). Further, it confirmed the favorable safety profile of intranasal betahistine and showed that the treatment was well tolerated when administered three times daily for three days. One group of study participants received a single dose of intranasal betahistine or placebo and, following a wash-out period, three doses daily for three days. Single doses were escalated up to 60 mg, and repeated doses up to 40 mg. For the latter, the maximum tolerated dose based on local tolerability was determined at 40 mg. The other group of study participants received oral betahistine or placebo for reference. Pharmacokinetic parameters in blood plasma were determined for betahistine and its metabolites, and relative bioavailability for intranasal betahistine was calculated compared to oral betahistine 48 mg, which is the maximum approved daily dose as marketed worldwide (ex U.S.).

In July 2019, we started enrollment into a randomized placebo-controlled Phase 2 clinical study with AM-125. The “TRAVERS” Phase 2 trial is expected to enroll 118 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear, resection of the vestibular nerve (vestibular neurectomy) or surgical removal of parts of the inner ear (labyrinthectomy). Starting three days after neurosurgery, trial participants self-administer AM-125 or placebo 3 x daily for four weeks; they are then followed for a further two weeks. The trial is being conducted in several countries ex US.

In September 2020 we announced the results of an interim analysis from Part A of the trial, which comprised a dose escalation – 1, 10 or 20 mg or placebo – in 33 patients. The interim analysis showed a dose-dependent improvement in balance as well as good safety and tolerability of ascending doses of AM-125. At the highest dose of 20 mg (3 x daily), AM-125-treated patients improved their performance of the “Tandem Romberg” and the “Standing on Foam” balance tests from baseline to 14 days post-surgery (primary endpoint) on average 1.9 to 2.4 times more than placebo-treated patients (6.0 vs. 3.1 and 10.5 vs. 4.3 seconds, respectively). In contrast to placebo, the improvement from baseline was statistically significant for AM-125 20 mg and for all active dose groups, respectively (p<0.02 and p<0.01 to p<0.05, respectively). These positive results were supported by similar improvements in additional efficacy measures, including additional objective as well as clinician- and patient-reported outcomes.

Based on the results from the interim analysis, we selected the two highest doses, 10 and 20 mg, for testing against placebo in 72 patients in Part B of the trial. As we remained blinded to treatment allocation during the interim analysis, the corresponding data from Part A will be pooled with those from Part B. Prior to starting Part B of the trial in October 2020, we tested oral betahistine (48 mg) open label for reference purposes.

Enrollment into TRAVERS has been impacted by the COVID-19 pandemic, as the type of neurosurgery required for participation in the trial is classified as an elective procedure and hence was postponed and as many participating sites temporarily reduced or suspended clinical research activities. The effect was particularly felt in the spring of 2020 and then again in early 2021. We expect to complete enrollment in the third quarter of 2021.

We have discussed the regulatory requirements for AM-125 during a pre-Investigational New Drug (“IND”) meeting with the FDA and in the context of scientific advice meetings with the EMA and two European national health authorities to further define the development program. We expect to have further exchanges with regulatory agencies following conclusion of the TRAVERS trial, upon which we aim to obtain an IND. We believe that, if approved, AM-125 could become the first betahistine product for the treatment of acute peripheral vertigo in the United States.

AM-201

Intranasal betahistine could have many other therapeutic uses beyond the treatment of acute peripheral vertigo. Under the product code AM-201, we are developing intranasal betahistine for the prevention of antipsychotic induced weight gain and drowsiness. In 2019, we initiated a Phase 1b trial in Europe to evaluate AM-201’s safety and therapeutic effects in this indication. Participants received either AM-201 (1, 2.5, 5, 10, 20 or 30 mg) or placebo in parallel with oral olanzapine (10 mg) once a day for four weeks. In October 2019, we announced interim results from the first 50 participants in the trial. The study demonstrated good safety and tolerability of AM-201 and revealed relevant reductions in olanzapine-induced weight gain and daytime sleepiness. The trial then proceeded to the next higher and final dose level of 30 mg tested in an additional 30 healthy volunteers. In May 2020, we announced that at AM-201 30 mg, the mean weight gain from baseline to the end of the treatment period was 2.8 kg compared against 3.7 kg in control subjects; the primary efficacy endpoint of mean reduction in weight gain was 0.9 kg and statistically significant (p<0.02; n=81 with pre-specified Bayesian augmented controls). As expected, intranasal delivery of betahistine allowed for substantially higher concentrations in blood plasma compared with levels previously reported for oral betahistine. We expect to file for an IND in alignment with the IND filing for AM-125.

AM-301

In September 2020 we announced the launch of the development of AM-301, a drug-free nasal spray for protection against airborne viruses and allergens through a newly created subsidiary, Altamira Medica Ltd. AM-301 is a gel emulsion which works by forming a protective layer on the nasal mucosa that acts as a mechanical barrier against airborne viruses allergens. The barrier consists of two elements: (1) a mucoadhesive film lining the nasal cavity and preventing contact of airborne viruses or allergens with the nasal mucosa to reduce the risk of viral infection or allergic reactions; (2) the trapping / binding of such viruses or allergens through electrostatic effects, allowing for their removal e.g. through mucociliary clearance. In addition, the product helps to humidify and thus maintain the nasal mucosa’s function in clearing viruses and allergens from the nasal cavity.

The key component of AM-301 is a naturally occurring substance. Through a specialized testing laboratory, we performed an experiment with SARS-CoV-2, where the key component was added in various concentrations to a suspension of the virus for various time periods. Unbound virus particles were then collected from the suspension and transferred onto cell cultures for incubation, allowing for viral replication. The experiment showed that after only 5 minutes of contact between AM-301’s key component and the virus suspension the viral infectious load was reduced by up to 99%.

Following formulation development, we tested AM-301 for its capability to prevent or mitigate SARS-CoV-2 infection of nasal epithelial cells, which are part of the nasal mucosa and the first barrier against continuously inhaled substances such as pathogens and allergens. The experiment was performed over four days on reconstituted human nasal epithelia, which are frequently used to study the effects of human respiratory viruses. In saline-treated control cultures, SARS-CoV-2 replicated efficiently, resulting in a rapid increase in viral titer (as measured by the Median Tissue Culture Infectious Dose, TCID50). In contrast, daily treatment with AM-301, beginning right before inoculation, showed effective protection against viral infection. 48 hours post-infection, average virus titers were 90.0% lower than those observed in controls (p<0.01). 72 hours and 96 hours post-infection, average virus titers were 99.2 and 99.4% lower, respectively (p<0.001). Even when unbound virus was not removed daily through apical washing, allowing the virus to accumulate in the culture for 4 days, the reduction in viral titer was 92.4% compared to saline-treated controls (p<0.001).

Based on these in vitro results, we believe that AM-301 could help to reduce the risks of exposure from airborne transmission of SARS-CoV-2. It is estimated that about 90% of air is inhaled via the nose, and it has been established that infection with SARS-CoV-2 via the nose is a major transmission pathway for Covid-19. We are currently conducting and planning additional studies to evaluate further AM-301’s effects against SARS-CoV-2 as well as other types of viruses.

In January 2021 we announced the initiation of a clinical investigation of AM-301 in allergic rhinitis. The clinical investigation is an open-label randomized cross-over study that will enroll 36 patients with allergic rhinitis to grass pollen. Study participants will be administered a single dose of AM-301 nasal spray or a comparator product (one puff into each nostril) prior to controlled pollen exposure for four hours in an allergen challenge chamber. The challenge will be repeated with the alternate treatment following a wash-out period. The difference in the Total Nasal Symptom Score (TNSS) between the two treatments over the 4-hour exposure will serve as the primary efficacy endpoint; the investigation shall aim to demonstrate clinical non-inferiority of AM-301 to the comparator product.

We believe that AM-301 could provide help to people suffering from allergic rhinitis by reducing their exposure to airborne allergen particles e.g. from pollens, house dust or animal hair. We are currently conducting and planning additional studies to evaluate further AM-301’s preventative effects for allergy management.

Since AM-301 does not contain any active substance, we believe that it will be regulated and marketed as an “over-the-counter” medical device. Following the conduct of further studies in safety and efficacy, the Company is targeting submission of regulatory applications to the U.S. Food and Drug Administration (“FDA”) and regulatory authorities in other jurisdictions in 2021.

Keyzilen®

We are developing Keyzilen®, Esketamine gel for injection, for the treatment of acute inner ear tinnitus. Esketamine is a potent, small molecule non-competitive NMDA receptor antagonist. Keyzilen® is formulated in a biocompatible gel and delivered via intratympanic injection. It has demonstrated a favorable safety profile and positive effect on PROs associated with tinnitus in two Phase 2 clinical trials. The Phase 3 clinical development program so far comprised two pivotal clinical trials with highly similar design, one in North America (TACTT2) and one in Europe, which we refer to as TACTT3.

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

In March 2018, we announced that the TACTT3 trial did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. This outcome was confirmed by further analyses. We consider that additional studies with Keyzilen® will be necessary to move the program forward, and that the way how outcomes are measured Keyzilen® will need to be improved in order to provide more robust efficacy data. In April 2019, we announced that we had completed the design of a pivotal Phase 2/3 trial for Keyzilen®. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. In September 2019, we announced that we have obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. We intend to fund further development of Keyzilen® either through partnerships or research grants. See “Item 4. Information on the Company—B. Business overview—Keyzilen® Phase 3 Clinical Program.”

Sonsuvi®

We are also developing Sonsuvi® for acute inner ear hearing loss. In our Phase 2 clinical trial, AM-111 showed a favorable safety profile. Furthermore, in patients with severe to profound ASNHL, we observed a clinically relevant improvement in hearing threshold, speech discrimination and a higher rate of complete tinnitus remission compared with placebo. In November 2017, we announced that the HEALOS Phase 3 clinical trial that investigated Sonsuvi® in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment group. Further, patients treated with Sonsuvi® 0.4 mg/mL showed a nominally significantly lower incidence of no hearing improvement compared to placebo by Day 91 as well as a superior improvement in word recognition score. Outcomes with Sonsuvi® 0.8 mg/mL tended to be somewhat less pronounced than those observed for Sonsuvi® 0.4 mg/mL. Sonsuvi® was well tolerated and the primary safety endpoint was met.

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

In December 2019 we announced the formation of a new subsidiary, Zilentin Ltd., to bundle our development projects for the treatment of tinnitus and hearing loss in a separate entity. Upon completion of the transfers from other Group companies, Zilentin Ltd. shall own all tangible and intangible assets related to the development of tinnitus therapeutics, including Keyzilen®, and hearing loss therapeutics (Sonsuvi®).

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

Strategy

Our goal is to become a leading biomedical company focused on developing and commercializing novel therapeutics and medical devices to address unmet medical needs in neurotology, rhinology and allergy and CNS disorders. The key elements of our strategy to achieve this goal are:

●	Target disorders that have a defined pathophysiology and that are amenable to treatment or prevention. We are focusing on disorders for which the pathophysiology is defined, can be effectively targeted and where affected patients or patients at risk seek medical attention proactively.

●	Use delivery techniques and proprietary formulations for effective, safe and rapid targeted administration. All our product candidates are designed for targeted drug delivery. Where the target is inside the inner ear, such as in case of acute inner ear hearing loss or tinnitus, we employ intratympanic injections into the middle ear. Where the target is localized not only in the inner ear, but also in the brain, as in the case of vertigo, we are using a spray formulation for intranasal drug delivery to reach it more effectively than with oral administration. When the target are the mucosal membranes inside the nose as for protection against airborne viruses and allergens, we are using a spray formulation as well.

●	Leverage products into additional therapeutic indications. We consider our intranasal betahistine program as a platform on which various indications can be developed. The program started with project AM-125 for the treatment of acute vertigo and has been expanded with project AM-201 to address also the prevention of antipsychotic-induced weight gain. We see additional opportunities in other indications and seek to explore those for further indication expansions. Also, we have leveraged our experience in nasal spray products into the development of AM-301 for protection against airborne viruses and allergens.

Targeting the nose and the inner ear

We have focused our development efforts on targeting the nose and the inner ear. The nose is the first organ of the respiratory system and is also the principal organ in the olfactory system. The main function of the nose is breathing, bringing warm humidified air into the lungs. Filtering of the air by nasal hair in the nostrils prevents large particles from entering the lungs. The interior of the nose, which is called the nasal cavity, is lined by the nasal mucosa, one of the anatomical structures which form the physical barriers of the body’s immune system. These barriers provide mechanical protection from the invasion of infectious and allergenic pathogens. Sneezing is a reflex to expel unwanted particles from the nose that irritate the mucosal lining.

Through the intake of air, the nasal cavity and nasal mucosa are exposed to a variety of airborne pathogens such as viruses and bacteria and allergens such as pollen, house dust mites or animal hair. Unless they are neutralized by the immune system, these pathogens may cause infections. In case of allergens, the body may develop sensitivity to them, resulting in an inflammatory reaction including the release of certain chemicals such as histamine affecting the nasal mucosa. This inflammatory condition is called allergic rhinitis. Its main symptoms include nasal itching and sneezing, runny nose, and nasal congestion.

The nose is an interesting site for the delivery of therapeutics both for drugs acting locally and acting systemically, i.e. those drugs intended to be distributed within the whole body. The nasal cavity is highly vascularized and provides a large surface area for drug absorption. In addition, the nasal route allows for avoiding hepatic first-pass metabolism and degradation of a drug in the gastrointestinal tract when taken orally since the active substance will be absorbed directly into the blood circulation. Further, intranasal delivery is convenient, non-invasive and suitable for self-administration.

The inner ear is comprised of the cochlea, the organ of hearing, and the vestibular system, the organ of balance. The snail-shaped cochlea is the sensory organ at the periphery of the auditory system, which transmits sound along the auditory pathway up to the brain for hearing. Acute insults to the cochlea from a variety of sources—for example, loud noise, infection or insufficient blood supply—may lead to excessive levels of glutamate, the principal neurotransmitter in the cochlea as well as other pathological processes. This in turn may damage cochlear hair cells, which tune and amplify sound inside the cochlea or convert mechanical movement into neural signals, as well as cochlear neurons. Such damage may result in the symptoms of inner ear hearing loss and/or inner ear tinnitus that can be transitory as natural repair mechanisms set in or that become permanent when hair cells or neurons die or are permanently injured.

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

Market

Allergic rhinitis is a very frequent condition. According to results from the National Health Interview Survey published in 2010 by Schiller and colleagues, roughly 7.8% of people 18 and over in the U.S. have hay fever. In 2010, 11.1 million visits to physician offices resulted with a primary diagnosis of allergic rhinitis, as shown by the National Ambulatory Medical Care Survey. Besides de-sensitization (allergen-specific immunotherapy), there is no cure for allergic rhinitis. In most cases treatment aims to relieve symptoms. Antihistamines relieve symptoms of allergic rhinitis by blocking or reducing the action of histamines, which the body releases when under attack from allergens. However, antihistamines can sometimes cause drowsiness. The most effective and safest way to prevent or decrease the allergic symptoms is to avoid, remove, or protect against exposure to airborne allergens. In 2020, the market size for “over the counter” allergy medicines in the US was estimated at USD 4 billion.

Infections from airborne viruses are very common. Viruses known to spread by airborne transmission (and also other routes) include rhinoviruses (cause common cold symptoms), influenza viruses (type A, type B, H1N1), varicella viruses (cause chickenpox), measles virus, mumps virus, enterovirus, norovirus, coronaviruses among others. Worldwide and nearly year-round, human rhinovirus (HRV) is the most common cause of upper respiratory tract infection and is responsible for more than one-half of cold-like illnesses. The treatment of HRV infection remains primarily supportive, including over-the-counter products aimed at symptom relief. Revenues in the US for could and cough remedies such as antihistamines, antibiotics, decongestants, expectorants and bronchodilators are expected to exceed USD 12 billion in 2021. According to the US Centers for Disease Control and Prevention (CDC), influenza has resulted in 9-45 million illnesses, 140,000-810,000 hospitalizations and 12,000- 61,000 deaths annually since 2010. Protection against influenza may be achieved by seasonal vaccination (“flu shots”); in case of infection, there are a number of approved antiviral drugs available such as oseltamivir, zanamivir, peramivir or baloxavir marboxil.

The current COVID-19 pandemic has highlighted the large impact that viral infections can have on health, quality of life and economic activity. Since outbreak, more than 110 million people have been reported as infected and more than 2.5 million deaths have been counted globally. Thanks to massive and urgent efforts by public and private entities, vaccines could be developed in record time; in addition, dozens of potential treatments have been under development. However, it is uncertain at this point when and to what extent the COVID-19 pandemic can be ended or significantly mitigated in its effects as vaccine roll-outs take time and mutations of SARS-CoV-2 have developed which appear to reduce the protective effects of the newly developed vaccines.

Inner ear disorders, including hearing loss, tinnitus, and vertigo, are common and often inter-related conditions. Chronic inner ear disorders such as tinnitus and hearing loss are highly prevalent. According to the National Institute on Deafness and Other Communication Disorders, or NIDCD, more than four out of 10 Americans, at some point in their lives, experience an episode of dizziness significant enough to see a doctor. According to research by Saber Tehrani and colleagues published in the journal Academic Emergency Medicine in 2013 there are almost 4 million emergency room visits per year in the U.S. for problems of dizziness or vertigo. According to data from the National Health and Nutrition Examination Survey published by Agrawal and colleagues in the journal Archives of Internal Medicine in 2013, 35.4% of the US population aged 40 years and older is suffering from vestibular dysfunction (i.e. failing the “Standing on Foam” test).

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

The market for ear disorders is underserved. There are three main reasons for this:

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

Our Product Candidates

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

Our Solution—AM-125

In February 2017 we entered into an asset purchase agreement with Otifex, pursuant to which we have purchased various assets related to betahistine dihydrochloride in a spray formulation, which we are developing for intranasal treatment of vertigo under the product code AM-125.

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

Loss of postural control affects essentially all patients suffering from acute vertigo and has a substantial impact on day-to-day functioning. It is assessed relatively easily through a number of widely-used balance and functional tests:

●	Static conditions: Romberg test, standing on foam, single-leg stance

●	Dynamic conditions: tandem gait, timed “up and go”, 10 meter walking or other tests

Other outcome measures target the interaction between inner ear and ocular sensory input. Nystagmography measures the velocity and direction of involuntary eye movements (nystagmus) triggered by vestibular imbalance and the head-impulse test measures to which extent the reflex is disturbed that triggers eye movement as a response to a movement of the head. Further, there are clinician or patient reported clinical outcomes that subjectively capture the illusion of movement, the duration of the illusion, motion intolerance, neurovegetative signs, and instability. Examples include the Dizziness Handicap Inventory (DHI) questionnaire or the European Evaluation of Vertigo (EEV).

Clinical development of AM-125

In 2018, we conducted a second Phase 1 clinical trial with AM-125 in 72 healthy volunteers. The randomized double blind placebo controlled trial demonstrated superior bioavailability over a range of four intranasal betahistine doses compared to oral betahistine, with plasma exposure being 5 to 29 times higher (unadjusted for dose; p-value between 0.056 and p < 0.0001). Further, it confirmed the favorable safety profile of intranasal betahistine and showed that the treatment was well tolerated when administered three times daily for three days. One group of study participants received a single dose of intranasal betahistine or placebo and, following a wash-out period, three doses daily for three days. Single doses were escalated up to 60 mg, and repeated doses up to 40 mg. For the latter, the maximum tolerated dose based on local tolerability was determined at 40 mg. The other group of study participants received oral betahistine or placebo for reference. Pharmacokinetic parameters in blood plasma were determined for betahistine and its metabolites, and relative bioavailability for intranasal betahistine was calculated compared to oral betahistine 48 mg, which is the maximum approved daily dose as marketed worldwide (ex U.S.).

In July 2019, we started enrollment into a randomized placebo-controlled Phase 2 clinical study with AM-125. The “TRAVERS” Phase 2 trial is expected to enroll 118 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear, resection of the vestibular nerve (vestibular neurectomy) or surgical removal of parts of the inner ear (labyrinthectomy). Starting three days after neurosurgery, trial participants self-administer AM-125 or placebo 3 x daily for four weeks; they are then followed for a further two weeks. The trial is being conducted in several countries ex US.

In September 2020 we announced the results of an interim analysis from Part A of the trial, which comprised a dose escalation – 1, 10 or 20 mg or placebo – in 33 patients. The interim analysis showed a dose-dependent improvement in balance as well as good safety and tolerability of ascending doses of AM-125. At the highest dose of 20 mg (3 x daily), AM-125-treated patients improved their performance of the “Tandem Romberg” and the “Standing on Foam” balance tests from baseline to 14 days post-surgery (primary endpoint) on average 1.9 to 2.4 times more than placebo-treated patients (6.0 vs. 3.1 and 10.5 vs. 4.3 seconds, respectively). In contrast to placebo, the improvement from baseline was statistically significant for AM-125 20 mg and for all active dose groups, respectively (p<0.02 and p<0.01 to p<0.05, respectively). These positive results were supported by similar improvements in additional efficacy measures, including additional objective as well as clinician- and patient-reported outcomes.

Based on the results from the interim analysis, we selected the two highest doses, 10 and 20 mg, for testing against placebo in 72 patients in Part B of the trial. As we remained blinded to treatment allocation during the interim analysis, the corresponding data from Part A will be pooled with those from Part B. Prior to starting Part B of the trial in October 2020, we tested oral betahistine (48 mg) open label for reference purposes.

Enrollment into TRAVERS has been impacted by the COVID-19 pandemic, as the type of neurosurgery required for participation in the trial is classified as an elective procedure and hence was postponed and as many participating sites temporarily reduced or suspended clinical research activities. The effect was particularly felt in the spring of 2020 and then again in early 2021.

We have discussed the regulatory requirements for AM-125 during a pre-Investigational New Drug (“IND”) meeting with the FDA and in the context of scientific advice meetings with the EMA and two European national health authorities to further define the development program. We expect to have further exchanges with regulatory agencies following conclusion of the TRAVERS trial, upon which we aim to obtain an IND. We believe that, if approved, AM-125 could become the first betahistine product for the treatment of acute peripheral vertigo in the United States.

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

Our Solution—AM-201

In May 2018, we announced the expansion of our intranasal betahistine development program beyond the treatment of vertigo into mental health supportive care indications. Under project code AM-201 we intend to develop intranasal betahistine for the prevention of antipsychotic-induced weight gain and somnolence. Betahistine is thought to counteract the effects of antipsychotics such as olanzapine and to relieve the inhibitory effect on the H1 receptor by binding to and activating the H1 receptor to normalize/reduce the food take and consequently lead to reduced weight gain and somnolence. We believe the weight-attenuating effect is intensified by betahistine’s property as antagonist at the H3 receptor. We have discussed our development plan for AM-201 with the FDA during a Pre-IND meeting. In its written response, the FDA supported the planned conduct of a multiple dose Phase 1 trial with AM-201 administered to healthy subjects in combination with olanzapine to evaluate the pharmacokinetics, pharmacodynamics, and safety, and to establish proof-of-concept. Further, the FDA endorsed weight gain normalized to baseline body weight versus placebo as reasonable primary efficacy endpoint for a subsequent Phase 2 trial.

In 2019, we initiated a Phase 1b trial in Europe to evaluate AM-201’s safety and therapeutic effects in this indication. Participants received either AM-201 (1, 2.5, 5, 10, 20 or 30 mg) or placebo in parallel with oral olanzapine (10 mg) once a day for four weeks. In October 2019, we announced interim results from the first 50 participants in the trial. The study demonstrated good safety and tolerability of AM-201 and revealed relevant reductions in olanzapine-induced weight gain and daytime sleepiness. The trial then proceeded to the next higher and final dose level of 30 mg tested in an additional 30 healthy volunteers. In May 2020, we announced that at AM-201 30 mg, the mean weight gain from baseline to the end of the treatment period was 2.8 kg compared against 3.7 kg in control subjects; the primary efficacy endpoint of mean reduction in weight gain was 0.9 kg and statistically significant (p<0.02; n=81 with pre-specified Bayesian augmented controls). As expected, intranasal delivery of betahistine allowed for substantially higher concentrations in blood plasma compared with levels previously reported for oral betahistine. We expect to file for an IND in alignment with the IND filing for AM-125.

AM-301 in the protection against airborne allergens and viruses

Allergic rhinitis and upper respiratory airway infections

Through the intake of air, the mucosa-lined nasal cavity as the uppermost part of the respiratory system is exposed to a variety of airborne pathogens such as viruses and bacteria. Unless they are neutralized by the immune system, these pathogens may cause infections. Viruses known to spread by airborne transmission (and also other routes) include rhinoviruses (cause common cold symptoms), influenza viruses (type A, type B, H1N1), varicella viruses (cause chickenpox), measles virus, mumps virus, enterovirus, norovirus, coronaviruses among others.

Further, the nasal cavity is exposed to allergens such as pollen, house dust mites or animal hair. The body may develop sensitivity to such allergens, resulting in an inflammatory reaction (allergic rhinitis), including the release of certain chemicals such as histamine which affect the nasal mucosa. The main symptoms of allergic rhinitis include nasal itching and sneezing, runny nose, and nasal congestion.

The nasal mucosa is one of the anatomical structures which form the physical barriers of the body’s immune system. The mucosal lining of the nasal cavity represents the outer surface of the body to the ambient air and its contents and is prepared for it as the first line of defense. These barriers provide mechanical protection from the invasion of infectious and allergenic pathogens. Nasal mucociliary clearance provides another defense mechanism: mucus secreted by the nasal mucosa traps inhaled allergens, pathogens and other particles and is then transported with the trapped matter by the ciliated cells of the respiratory epithelium to the pharynx, where it is swallowed.

Proper humidification helps to maintain the nasal mucosa’s function in clearing viruses and allergens from the nasal cavity. Further protection may be achieved by wearing face masks or avoidance of exposure to potential sources of infection or allergens.

Our solution – AM-301

In September 2020 we announced the launch of the development of AM-301, a drug-free nasal spray for protection against airborne viruses and allergens through a newly created subsidiary, Altamira Medica Ltd. AM-301 is a gel emulsion which works by forming a protective layer on the nasal mucosa that acts as a mechanical barrier against airborne viruses allergens. The barrier consists of two elements: (1) a mucoadhesive film lining the nasal cavity and preventing contact of airborne viruses or allergens with the nasal mucosa to reduce the risk of viral infection or allergic reactions; (2) the trapping / binding of such viruses or allergens through electrostatic effects, allowing for their removal e.g. through mucociliary clearance. In addition, the product helps to humidify and thus maintain the nasal mucosa’s function in clearing viruses and allergens from the nasal cavity.

The key component of AM-301 is a naturally occurring substance. Through a specialized testing laboratory, we performed an experiment with SARS-CoV-2, where the key component was added in various concentrations to a suspension of the virus for various time periods. Unbound virus particles were then collected from the suspension and transferred onto cell cultures for incubation, allowing for viral replication. The experiment showed that after only 5 minutes of contact between AM-301’s key component and the virus suspension the viral infectious load was reduced by up to 99%.

Following formulation development, we tested AM-301 for its capability to prevent or mitigate SARS-CoV-2 infection of nasal epithelial cells, which are part of the nasal mucosa and the first barrier against continuously inhaled substances such as pathogens and allergens. The experiment was performed over four days on reconstituted human nasal epithelia, which are frequently used to study the effects of human respiratory viruses. In saline-treated control cultures, Sars-CoV-2 replicated efficiently, resulting in a rapid increase in viral titer (as measured by the Median Tissue Culture Infectious Dose, TCID50). In contrast, daily treatment with AM-301, beginning right before inoculation, showed effective protection against viral infection. 48 hours post-infection, average virus titers were 90.0% lower than those observed in controls (p<0.01). 72 hours and 96 hours post-infection, average virus titers were 99.2 and 99.4% lower, respectively (p<0.001). Even when unbound virus was not removed daily through apical washing, allowing the virus to accumulate in the culture for 4 days, the reduction in viral titer was 92.4% compared to saline-treated controls (p<0.001).

Based on these in vitro results, we believe that AM-301 could help to reduce the risks of exposure from airborne transmission of SARS-CoV-2. It is estimated that about 90% of air is inhaled via the nose, and it has been established that infection with SARS-CoV-2 via the nose is a major transmission pathway for Covid-19. We are currently conducting and planning additional studies to evaluate further AM-301’s effects against SARS-CoV-2 as well as other types of viruses.

In January 2021 we announced the initiation of a clinical investigation of AM-301 in allergic rhinitis. The clinical investigation is an open-label randomized cross-over study that will enroll 36 patients with allergic rhinitis to grass pollen. Study participants will be administered a single dose of AM-301 nasal spray or a comparator product (one puff into each nostril) prior to controlled pollen exposure for four hours in an allergen challenge chamber. The challenge will be repeated with the alternate treatment following a wash-out period. The difference in the Total Nasal Symptom Score (TNSS) between the two treatments over the 4-hour exposure will serve as the primary efficacy endpoint; the investigation shall aim to demonstrate clinical non-inferiority of AM-301 to the comparator product.

We believe that AM-301 could provide help to people suffering from allergic rhinitis by reducing their exposure to airborne allergen particles e.g. from pollens, house dust or animal hair. We are currently conducting and planning additional studies to evaluate further AM-301’s preventative effects for allergy management.

Since AM-301 does not contain any active substance, we believe that it will be regulated and marketed as an “over-the-counter” medical device. Following the conduct of further studies in safety and efficacy, the Company is targeting submission of regulatory applications to the U.S. Food and Drug Administration (“FDA”) and regulatory authorities in other jurisdictions in 2021.

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

Tinnitus

Tinnitus, frequently perceived as a ringing in the ears, is the perception of sound when no external sound is present. Similar to pain, it is an unwanted, unpleasant and thus distressing sensation. Tinnitus may result in further symptoms such as inability to concentrate, irritability, anxiety, insomnia, and clinical depression. In many cases, tinnitus significantly impairs quality of life and affects normal day-to-day activities. According to the American Tinnitus Association, approximately 16 million persons in the United States have tinnitus symptoms severe enough to seek medical attention and about two million persons cannot function on a normal day-to-day basis. In addition, tinnitus is now the number one service-connected disability for all veterans, before hearing loss. In 2012, 9.7% of all veterans received service-related disability compensation for the condition.

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

The trial further showed a dose-dependent reduction in PROs such as subjective tinnitus loudness and the THI-12 questionnaire measuring tinnitus impact in the subpopulation of patients with tinnitus induced by AAT or OM, but not in the subpopulation of tinnitus induced by ISSNHL. In the latter, an unexpectedly high rate of spontaneous remission and substantial heterogeneity in outcomes were observed. Contrary to the PROs the minimum masking levels failed to indicate any treatment effect.

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

In August 2016 we announced outcomes from the Phase 3 TACTT2 clinical trial. Keyzilen® was well tolerated with no drug-related serious adverse events. The trial’s primary safety endpoint, incidence of clinically meaningful hearing deterioration, was met. However, the trial did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and the TFI questionnaire compared to placebo.

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

In March 2018 we announced that the TACTT3 trial did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. We believe we have identified two principal sources for the negative outcomes from the TACTT trials: (i) the high frequency of tinnitus loudness ratings over an extended period of time and (ii) an unexpectedly high level of variability in outcomes among study sites. A survey among a number of TACTT3 participants revealed that the daily capture of tinnitus loudness and annoyance caused a number of patients to excessively focus on their tinnitus symptoms. In addition it was observed that a non-negligible number of study participants presumably became tired of the daily ratings after some time and stopped providing actual values. With respect to variability, our analysis subsequent to the unblinding of the trial data has shown positive outcomes at numerous sites, including many of the high enrolling study centers, but inconclusive or contradictory outcomes at other sites.

We consider that additional studies with Keyzilen® will be necessary to move the program forward, and that the way how outcomes are measured Keyzilen® will need to be improved in order to provide more robust efficacy data. In April 2019 we announced that we had completed the design of a pivotal Phase 2/3 trial for Keyzilen®. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. In September 2019 we announced that we have obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. We intend to fund further development of Keyzilen® either through partnerships or research grants.

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

In the United States, most frequently oral prednisolone is administered for the treatment of ASNHL. Corticosteroids are intended to reduce inflammation and swelling in the ear that may be related to hearing loss. The U.S. treatment guideline by the American Academy of Otolaryngology/Head & Neck Surgery for ISSNHL lists oral steroids and hyperbaric oxygen as treatment options, but refrains from recommending them in light of the low evidence level for their efficacy. Indeed, Nosrati-Zarenoe and Hultcrantz presented in 2012 in the journal Otology and Neurotology the results of a Swedish placebo controlled trial with oral prednisolone in the treatment of ISSNHL that showed no therapeutic effect on hearing loss from active treatment.

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

Phase 2 Clinical Trial

To further evaluate the efficacy and safety of Sonsuvi® we conducted a Phase 2b clinical trial between 2009 and 2012. Since pre-clinical tests had demonstrated Sonsuvi®’s otoprotective effects in many different types of cochlear stress, the patient population was expanded from AAT cases to also include patients affected by ISSNHL. In addition, based on observations from our Phase 1 clinical trial, we expanded the allowed time window from 24 to 48 hours from onset. The design for this Phase 2b trial was discussed with the EMA under a protocol assistance procedure.

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

Sonsuvi® demonstrated a favorable safety profile in this trial. There were no statistically significant differences in the occurrence of clinically relevant hearing deterioration in the treated ear. Also, there was no apparent difference in the frequency of adverse events between placebo and Sonsuvi® treated patients at any time point, no systemic side effects and no negative impact on balance or tinnitus. There were transient procedure related effects such as ear discomfort or pain, incision site complications or middle ear infection in less than 5% of cases.

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

Phase 3 Clinical Program

Based on Phase 2 clinical trial outcomes, we initiated a Phase 3 clinical program including confirmatory testing of Sonsuvi® 0.4 mg/mL as well as exploring potential incremental therapeutic benefits from a higher concentration (0.8 mg/mL) in ISSNHL patients. Since a “bell shaped” dose response curve was observed in animal studies, testing a concentration between 0.4 and 2.0 mg/mL was expected to shed further light on the dose effect relationship in humans. In view of the high spontaneous recovery in the mild to moderate hearing loss subgroup observed in Phase 2, recruitment was limited to patients experiencing severe or profound ISSNHL, i.e. patients with more pronounced medical need. Further, the time window for inclusion was extended from up to 48 hours to up to 72 hours from ISSNHL onset as the magnitude of the therapeutic effect in Phase 2 did not appear to decrease when the later treatment was started. This enlargement also aligned the duration of the time window with the period over which ISSNHL can develop, which is defined, e.g. by the U.S. practice guideline for sudden sensorineural hearing loss, as 72 hours.

The first Phase 3 trial, called HEALOS, enrolled a total of 256 patients in several European and Asian countries. In November 2017, we announced that the HEALOS Phase 3 clinical trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment group. Further, patients treated with Sonsuvi® 0.4 mg/mL showed a nominally significantly lower incidence of no hearing improvement compared to placebo by Day 91 as well as a superior improvement in word recognition score. Outcomes with Sonsuvi® 0.8 mg/mL tended to be somewhat less pronounced than those observed for Sonsuvi® 0.4 mg/mL. Sonsuvi® was well tolerated and the primary safety endpoint was met.

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

Competition

We may face competition from different sources with respect to our product candidates Keyzilen® (AM-101), Sonsuvi® (AM-111), AM-125, AM-201, AM-301 and our other pipeline products or any product candidates that we may seek to develop or commercialize in the future. Any product candidates that we successfully develop and commercialize will compete with existing therapies, even if they are not licensed specifically for use in our target therapeutic indications or if they lack clear proof of efficacy.

Possible competitors may be biotechnology, pharmaceutical and medical device companies as well as academic institutions, government agencies and private and public research institutions, which may in the future develop products to treat acute inner ear tinnitus, hearing loss, vertigo, allergic rhinitis or viral infections. Any product candidates that we successfully develop and commercialize will compete with new therapies that may become available in the future. We believe that the key competitive factors affecting the success of our product candidates, if approved, are likely to be efficacy, safety, convenience, price, tolerability and the availability of reimbursement from government and other third-party payors.

Vestibular Disorders

There are a number of product candidates in clinical development by third parties that aim to prevent or treat vertigo. Based on publicly available information, we have identified the following drug product candidates that are currently in clinical development:

●	Otonomy is developing a polymer-based formulation for the steroid dexamethasone (Otividex; OTO-104) for patients with Meniere’s disease. In August 2017 Otonomy announced that a Phase 3 clinical trial conducted in the United States had failed to show a treatment effect of OTO-104 against placebo and that a European Phase 3 clinical trial was terminated early. In November 2017 the company announced that the European study showed a statistically significant reduction in the count of definitive vertigo days. In February 2020 the company announced that a new Phase 3 trial with OTO-104 had failed to reach its primary efficacy endpoint.

●	Sound Pharma has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration. In June 2019 Sound Pharmaceuticals announced top-line results from a Phase 2 clinical trial with SP-1005 with Meniere’s disease. The company reported a significant improvement in hearing; however, no information was provided with regard to any potential treatment effects on vertigo.

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

Antipsychotic-induced weight gain

There are a number of product candidates in clinical development by third parties that aim to prevent or treat antipsychotic-induced weight gain. Based on publicly available information, we have identified the following drug product candidates that are currently in clinical development:

●	ALKS-3831 is a fixed-dose combination of olanzapine and samidorphan, a novel opioid system modulator, which is being developed by Alkermes Inc. with the specific aim of providing the therapeutic benefits of olanzapine with less weight gain than olanzapine monotherapy. In November 2018 Alkermes announced that the ENLIGHTEN-2 phase 3 trial with ALKS-3831 had met its coprimary endpoints of mean % body weight change from baseline and % of patients with ≥10% weight gain. The reported reduction in weight gain over 6 months was 37% versus olanzapine monotherapy. In November 2019, Alkermes filed an NDA with the FDA for US approval; in January 2021, the FDA accepted the resubmission of an amended NDA. If approved, AM-201 will compete against ALKS 3831.

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

Allergic rhinitis and upper respiratory airway infections

We believe that our main competitors for AM-301 are Marinomed Biotech AG or Marinomed, Trutek Corp. or Trutek, Nasaleze Ltd. or Nasaleze, Nasus Pharma Ltd. or Nasus Pharma, and larger companies such as GSK, Bayer, Sanofi, Procter & Gamble, Reckitt Benckiser, and Johnson & Johnson. These companies already market a variety of OTC drug or drug-free products for the management of allergic rhinitis and/or protection against certain viruses. E.g. Nasaleze and Nasus Pharma market nasal sprays based on hydroxypropylmethylcellulose (HPMC) powder which serves to establish a barrier on the nasal mucosa. Marinomed is marketing through various licensees a nasal spray based on carrageenan, a sulfated polymer from red seaweed, for protection against certain respiratory viral infections. Trutek is marketing a gel that is applied around the nostrils and above the upper lip to prevent airborne particles from entering the nose. Other marketed products include nasal sprays, tablets or lozenges (e.g. based on corticosteroids or antihistamines). Some of the aforementioned drugs or medicinal products are marketed globally, whereas others are marketed only regionally. We believe that we will be able to differentiate AM-301 against competing products based on its triple mode of action devoid of any active substance, its extended nasal residence time, and utility in protecting against deleterious effects of both airborne allergens and viruses.

Acute inner ear tinnitus

There are a number of products in pre-clinical research and clinical development by third parties to treat tinnitus in the broader sense. Most of them are aiming to provide symptomatic relief (without treating the underlying cause) and targeting chronic rather than acute tinnitus. Examples include TRT or tinnitus maskers as well as more recent approaches like transcranial magnetic stimulation, vagus nerve stimulation, or customized sound therapy. Based on publicly available information, we have further identified the following drug product candidate that is currently in clinical development:

●	Otonomy Inc. acquired an early stage NMDA receptor antagonist product candidate (NST-001, gacyclidine) from Neurosystec Inc. in October 2013. Following OTO-311’s evaluation in a Phase 1 trial and a subsequent change in formulation, Otonomy initiated a Phase 1/2 trial with the modified drug product OTO-313 in 2019. In July 2020 Otonomy announced the results from a Phase 1/2 trial and in November 2020 the initiation of a Phase 2 trial for the first quarter of 2021. Based on publicly available information, OTO-313 will target a similar group of tinnitus patients.

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

Acute inner ear hearing loss

There are a number of product candidates in pre-clinical research and clinical development by third parties that aim to prevent or treat acute inner ear hearing loss. Based on publicly available information, we have identified the following drug product candidates that are currently in clinical development:

●	Sound Pharma has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration. In a Phase 2 clinical trial SP-1005 was tested for the prevention of noise-induced hearing loss in young adults. The study showed a reduction in the temporary hearing threshold that in one dose was better by 2.75 dB than in the placebo group.

●	Sensorion, a French company, is developing SENS-401 (R-azasetron besylate) for the treatment of sudden sensorineural hearing loss by way of oral administration. In 2019, the company initiated a Phase 2 trial, the conclusion of which is expected by the company for the fourth quarter of 2021. Sensorion has received orphan drug designation by the EMA for sudden sensorineural hearing loss.

●	Southern Illinois University has an antioxidant product candidate (D-methionine) that is designed for oral administration in the prevention and treatment of noise induced hearing loss and currently being tested in a late stage study with the Department of Defense. Enrolment was completed and the study terminated in April 2019; no results have been published so far.

●

Strekin AG, a privately held Swiss company, has an agonist of the peroxisome proliferator (STR001) that it plans to develop for sudden sensorineural haring loss. The company announced the completion of enrollment in a Phase 3 trial; however, no results have been published so far. Strekin has received orphan drug designation by the EMA for sudden sensorineural hearing loss.

●	Frequency Therapeutics is developing FX-322, a small molecule for the regeneration cochlear hair cells through activation of progenitor cells already present in the cochlea. After a Phase 1/2 trial had showed improvement in some measures of hearing loss, the company initiated a Phase 2 clinical trial in patients with mild to moderately severe acquired SNHL, and two Phase 1b trials in patients with severe SNHL or mild to moderately severe age-related hearing loss. Results from the trials are expected through 2021. If successful, STR001 and FX-322 may compete against Sonsuvi®.

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

As of December 31, 2020, we own eleven issued U.S. patents and seven pending U.S. patent applications along with foreign counterparts of particular patents and applications in various jurisdictions. We co-own three of our issued U.S. patents, and one of our pending patent applications with INSERM, along with their foreign counterparts, pursuant to the terms of our co-ownership and exploitation agreement.

In addition, as of December 31, 2020, we have exclusively licensed from Xigen eleven issued U.S. patents and one pending U.S. patent applications, along with their foreign counterparts in various jurisdictions that cover the composition of matter or method of use of JNK ligand peptides in a limited field including the intratympanic treatment of ASNHL.

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

AM-301

In 2020, we filed two provisional US patent applications relating to the formulation and use of AM-301; we expect to file additional one or more provisional applications in 2021 and to convert the most recent provisional application into a non-provisional application.

Keyzilen®

We are the owner or co-owner of patents and patent applications relating to Ketamine or its use in inner ear tinnitus. In particular, we have an agreement entitled “Co-Ownership/Exploitation Agreement” with INSERM with respect to its Ketamine patent portfolio. We have rights to three issued U.S. patents and one pending U.S. application and corresponding patents and applications in other jurisdictions including Europe, Eurasia, Australia, Canada, Japan, Brazil, China, South Korea, Israel, India, Mexico, Philippines, Russia, South Africa and New Zealand, covering formulation and use of Ketamine. Our issued patents and pending patent applications relating to Keyzilen® are expected to expire between 2024 and 2028, prior to any patent term extensions to which we may be entitled under applicable laws.

Sonsuvi®

We are the exclusive licensee under our agreement with Xigen of a portfolio of patents and patent applications that relate, among other things, to JNK ligand peptides or their use in hearing loss. This portfolio includes seven issued U.S. patents and one pending U.S. application along with their foreign counterparts in various jurisdictions including, Europe, Australia, Brazil, Canada, Eurasia, South Korea, Israel, India, Mexico, Ukraine and Japan, that cover the composition of matter or method of use of the JNK ligand peptides. These licensed patents and patent applications relating to Sonsuvi® are expected to expire between 2023 and 2027, prior to any patent term extensions to which we may be entitled under applicable laws.

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

In March 2019, the FDA approved esketamine in a spray formulation for treatment-resistant depression (SPRAVATO). The product was developed by Janssen, a subsidiary of Johnson & Johnson. Therefore we can no longer expect to obtain the potential benefit of a five year market exclusivity period.

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

We have obtained U.S. trademark registrations for Auris Medical, Auris Medical Cochlear Therapies (and Design), Keyzilen® and Sonsuvi®. Further, we have obtained several U.S. trademark registrations for betahistine.

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

Our agreement with Xigen remains in effect until terminated. Either we or Xigen may terminate the agreement for the other party’s material breach or bankruptcy, in the event of force majeure, or after a specified period following the date of the agreement, if we are not progressing any activities with respect to the licensed compound. This period has passed for Sonsuvi®. In August 2019 Xigen was acquired by Kuste Biopharma SAS, or Kuste, a French company. In February 2021, we were notified by Kuste of its decision to terminate the agreement effective May 10, 2021 due to the alleged lack of any development work since August 2018. We consider that the purported termination is without effect and that the agreement continues to be in full force and effect in accordance with its terms. We have retained legal counsel and intend to defend our interests, as appropriate and necessary.

Manufacturing

We currently rely on and expect to continue to rely on third parties for the supply of raw materials and to manufacture supplies for clinical trials of our product candidates, including AM-125, AM-201, AM-301, Keyzilen® and Sonsuvi®. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval or clearance. Reliance on third-party providers may expose us to more risk than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. We do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

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

Commercialization Strategy

Given our current stage of product development, we currently do not have a commercialization infrastructure. If any of our drug product candidates is granted marketing approval, we intend to focus our initial commercial efforts in the United States and select European markets, which we believe represent the largest market opportunities for us. In those markets, we expect our commercial operations to include our own specialty sales force that we will specifically develop to target ENTs and specialists in neurotology and neurology, both in hospitals and in private practice. In other markets, we expect to seek partnerships that would maximize our products’ commercial potential.

For the commercialization of our AM-301 nasal spray device, which we intend to initiate in 2021 subject to regulatory clearance and approvals, respectively, we plan to rely on commercial partners with presence in “over-the-counter” markets and / or providers of “go to market” services. We may be unable to secure appropriate or timely support and as a result experience a delay of the product launch or product sales below our expectations. Further, as an “OTC” product, the purchase of AM-301 by consumers is unlikely to be eligible for reimbursement by health insurance plans and will therefore have to be purchased out of their own pockets. We expect the lack of reimbursement coverage to reduce the pool of potential buyers.

Government Regulation

Product Approval Process

The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA, under the Federal Food, Drug, and Cosmetic Act, regulates pharmaceutical products and medical devices in the United States.

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

Device Approval Process

Unless an exemption applies, any medical device that is to be marketed in the U.S. must first receive from the FDA either 510(k) clearance, by filing a 510(k) premarket notification, or premarket application (PMA) approval, after submitting a PMA. Alternatively, the device may be cleared through the de novo classification process by the FDA. Based on advice from regulatory consultants and our own research, we expect AM-301 to be considered a Class II device by FDA and that the 510(k) pathway applies to AM-301’s intended use of promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens.

To obtain 510(k) clearance, a company must submit a premarket notification demonstrating substantial equivalence between the proposed device and a legally marketed “predicate” device, which is defined as a legally marketed device, that (i) was legally marketed prior to May 28, 1976, for which the FDA has not yet called for submission of a PMA application; (ii) has been reclassified from Class III to Class II or Class I; (iii) has been cleared through the 510(k) premarket notification process; or (iv) has been previously determined to be exempt from the 510(k) process. Substantial equivalence means that the proposed device has the same intended use and the same technological characteristics as the predicate device, or, if the new device has different technological characteristics, that the device is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness. We have identified two such predicate devices and plan to reference them in our planned 510(k) submission.

AM-301 is also intended for use in the reduction of the intranasal infectious viral load following inspiration of airborne viruses such as SARS-CoV-2. Since there may be no valid predicate device available for this intended use, we may have to submit a de novo request to the FDA. Under the de novo pathway, we would have to prove that AM-301 does not present substantial risk to the patient rather than just demonstrating substantial equivalence with the safety of the relevant predicate device(s), which may require additional testing. The review by the FDA would take a minimum of 150 days in the de novo process compared to a minimum of 90 days in the 510(k) process and requires higher fees. Any device that has been classified through the de novo process may be marketed and used as predicate for future 510(k) submissions.

Many foreign countries in which we intend to market AM-301 have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance and the requirements may differ.

In particular, marketing of medical devices in the European Union (EU) is subject to compliance with the Medical Devices Directive 93/92/EEC (MDD). A medical device may be placed on the market within the EU only if it conforms to certain “essential requirements” and bears the CE Mark. The most fundamental and essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the essential performance(s) intended by the manufacturer and be designed, manufactured and packaged in a suitable manner.

Manufacturers must demonstrate that their devices conform to the relevant essential requirements through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness and the extent to which the device affects the anatomy. Conformity assessment procedures for all but the lowest risk classification of device involve a notified body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities. Manufacturers usually have some flexibility to select a notified body for the conformity assessment procedures for a particular class of device and to reflect their circumstances, e.g., the likelihood that the manufacturer will make frequent modifications to its products. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed. Notified bodies also may review the manufacturer’s quality systems. If satisfied that the product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity and application of the CE Mark. Application of the CE Mark allows the general commercializing of a product in the EU. The product can also be subjected to local registration requirements depending on the country. We maintain CE Marking on all of our products that require such markings as well as local registrations as required.

In May 2017, the EU adopted a new Medical Devices Regulation (EU) 2017/745 (MDR), which will repeal and replace the MDD with effect from May 26, 2021. The MDR clearly envisages, among other things, stricter controls of medical devices, including strengthening of the conformity assessment procedures, increased expectations with respect to clinical data for devices and pre-market regulatory review of high-risk devices. The MDR also envisages greater control over notified bodies and their standards, increased transparency, more robust device vigilance requirements and clarification of the rules for clinical investigations. Under transitional provisions, medical devices with notified body certificates issued under the MDD prior to May 26, 2021 may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024 at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the MDR may be placed on the market in the EU.

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

Pharmaceutical Coverage, Pricing and Reimbursement

In both domestic and foreign markets, our sales of any approved drug products will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products, if approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of our products will therefore depend substantially, both domestically and abroad, on the extent to which the costs of our products will be paid by third-party payors. These third-party payors are increasingly focused on containing healthcare costs by challenging the price and examining the cost-effectiveness of medical products and services.

In addition, significant uncertainty exists as to the coverage and reimbursement status of newly approved healthcare product candidates. The market for our product candidates for which we may receive regulatory approval will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or another alternative is available. Furthermore, third-party payor reimbursement to providers for our product candidates may be subject to a bundled payment that also includes the procedure administering our products. To the extent there is no separate payment for our product candidates, there may be further uncertainty as to the adequacy of reimbursement amounts.

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

Other Regulatory Requirements

Maintaining substantial compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Drug manufacturers are required to register their establishments with the FDA and certain state agencies, and after approval, the FDA and these state agencies conduct periodic unannounced inspections to ensure continued compliance with ongoing regulatory requirements, including cGMPs. In addition, after approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

The FDA may require post-approval testing and surveillance programs to monitor safety and the effectiveness of approved products that have been commercialized. Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including:

●	record-keeping requirements;

●	reporting of adverse experiences with the drug;

●	providing the FDA with updated safety and efficacy information;

●	reporting on advertisements and promotional labeling;

●	drug sampling and distribution requirements; and

●	complying with electronic record and signature requirements.

In addition, the FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. There are numerous regulations and policies that govern various means for disseminating information to health-care professionals as well as consumers, including to industry sponsored scientific and educational activities, information provided to the media and information provided over the Internet. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label.

The FDA has very broad enforcement authority and the failure to comply with applicable regulatory requirements can result in administrative or judicial sanctions being imposed on us or on the manufacturers and distributors of our approved products, including warning letters, refusals of government contracts, clinical holds, civil penalties, injunctions, restitution and disgorgement of profits, recall or seizure of products, total or partial suspension of production or distribution, withdrawal of approvals, refusal to approve pending applications, and criminal prosecution resulting in fines and incarceration. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. In addition, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Other Healthcare Laws

Because of our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors, we will also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business, including our clinical research, proposed sales, marketing and educational programs. Failure to comply with these laws, where applicable, can result in the imposition of significant civil penalties, criminal penalties, or both. The U.S. laws that may affect our ability to operate, among others, include: the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; certain state laws governing the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent; federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; the Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In addition, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that our products are sold in a foreign country, we may be subject to similar foreign laws.

C.	Organizational structure

The registrant corporation, Auris Medical Holding Ltd., had seven wholly-owned subsidiaries as of December 31, 2020, which are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary Auris Medical AG.

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

Overview

We are a clinical-stage biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology, rhinology and allergy and CNS disorders. We are focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125, in Phase 2) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201, post Phase 1b). Through our affiliate Altamira Medica, we are developing a nasal spray for protection against airborne viruses and allergens (AM-301).

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities, and short- and long-term loans. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of December 31, 2020, we had cash and cash equivalents of CHF 11.3 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval or clearance for, and commercialize, AM-125, AM-201, AM-301, Keyzilen®, or Sonsuvi®, or any of our other product candidates.

As of December 31, 2020, we had an accumulated deficit of CHF 160.6 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

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

Financial Operations Overview

We expect our regular total cash need in 2021 to be in the range of CHF 11.5 to 13.0 million for our expected total operating expenses of CHF 7 to 8 million and our expected capitalized research and development costs of CHF 4.5 to 5 million. Further cash needs may arise in 2021 related to the manufacture of AM-301 as well as marketing and sale activities as we intend to commercialize the product in selected markets; these cash needs may initially not be covered by cash flows from product revenues.

Research and development expense

Research and development expense consists principally of:

●	salaries for research and development staff and related expenses, including employee benefits;

●	costs for production of pre-clinical compounds, drug substances and drug products by contract manufacturers;

●	fees and other costs paid to contract research organizations in connection with additional pre-clinical testing and the performance of clinical trials;

●	costs of related facilities, materials and equipment;

●	costs associated with obtaining and maintaining patents;

●	costs related to the preparation of regulatory filings and fees; and

●	depreciation and amortization of tangible and intangible fixed assets used to develop our product candidates.

Our research and development expense mainly relates to the following key programs:

●	AM-125 for Vertigo. The “TRAVERS” Phase 2 trial will enroll 118 patients suffering from acute vertigo following surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear, resection of the vestibular nerve (vestibular neurectomy) or surgical removal of parts of the inner ear (labyrinthectomy). It is conducted in several European countries and Canada. The TRAVERS trial started recruitment during the third quarter of 2019. In September 2020 we announced the results of an interim analysis from Part A of the trial, which comprised a dose escalation – 1, 10 or 20 mg or placebo – in 33 patients. The interim analysis showed a dose-dependent improvement in balance as well as good safety and tolerability of ascending doses of AM-125. Based on the results from the interim analysis, we selected the two highest doses, 10 and 20 mg, for testing against placebo in 72 patients in Part B of the trial. Prior to starting Part B of the trial in October 2020, we tested oral betahistine (48 mg) open label for reference purposes. Enrollment into TRAVERS has been impacted by the COVID-19 pandemic, as the type of neurosurgery required for participation in the trial is classified as an elective procedure and hence was postponed and as many participating sites temporarily reduced or suspended clinical research activities. The effect was particularly felt in spring 2020 and then again in early 2021. We expect to complete enrollment in the third quarter of 2021.

●

AM-201 for Antipsychotic-Induced Weight Gain. We conducted a Phase 1b trial in Europe with AM-201 in antipsychotic-induced weight gain. Participants received either AM-201 (1, 2.5, 5, 10, 20 or 30 mg) or placebo in parallel with oral olanzapine (10 mg) once a day for four weeks. In October 2019, we announced interim results from the first 50 participants in the trial. The study demonstrated good safety and tolerability of AM-201 and revealed relevant reductions in olanzapine-induced weight gain and daytime sleepiness. The trial then proceeded to the next higher and final dose level of 30 mg tested in an additional 30 healthy volunteers. In May 2020, we announced that at AM-201 30 mg, the mean weight gain from baseline to the end of the treatment period was 2.8 kg compared against 3.7 kg in control subjects; the primary efficacy endpoint of mean reduction in weight gain was 0.9 kg and statistically significant (p<0.02; n=81 with pre-specified Bayesian augmented controls).

●	AM-301 for Protection Against Airborne Allergens and Viruses: In September 2020 we announced the launch of the development of AM-301, a drug-free nasal spray for protection against airborne viruses and allergens. Following formulation development, we tested AM-301 in vitro in reconstituted human nasal epithelia infected with SARS-CoV-2. Daily treatment with AM-301, beginning right before inoculation, showed effective protection against viral infection: 48 hours post-infection, average virus titers were 90.0% lower than those observed in controls (p<0.01). 72 hours and 96 hours post-infection, average virus titers were 99.2 and 99.4% lower, respectively (p<0.001). In January 2021 we initiated an open-label randomized cross-over study with AM-301 that will enroll 36 patients with allergic rhinitis to grass pollen. Study participants will be administered a single dose of AM-301 nasal spray or a comparator product prior to controlled pollen exposure for four hours in an allergen challenge chamber. The challenge will be repeated with the alternate treatment following a wash-out period. We expect results from the study in the second quarter of 2021. In addition, various pre-clinical and clinical assessments are either planned or ongoing in 2021.

●	Sonsuvi® (AM-111) for Acute Inner Ear Hearing Loss. Following the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. We currently aim to implement the further development of Sonsuvi® through strategic partnering thereof. Pending such funding, we expect our research and development expenses in connection with the Sonsuvi® program to remain minimal.

●	Keyzilen® (AM-101). We conducted a Phase 3 clinical development program with Keyzilen® comprising two Phase 3 trials and two open label follow-on trials. We completed enrollment of the last of these trials (TACTT3) in September 2017. In March 2018 we announced that preliminary top-line data from the TACTT3 trial indicated that the study did not meet its primary efficacy endpoint of a statistically significant improvement in the Tinnitus Functional Score from baseline to Day 84 in the active treated group compared to placebo either in the overall population or in the otitis media subpopulation. In April 2019 we announced that we had completed the design of a pivotal Phase 2/3 trial for Keyzilen®. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus following traumatic cochlear injury and provide confirmatory efficacy data to support a filing for marketing authorization. In September 2019 we announced that we had obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. We intend to fund further development of Keyzilen® either through partnerships or research grants. Pending such funding, we expect our research and development expenses in connection with the Keyzilen® program to remain minimal.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for production of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.

For the years ended December 31, 2020, 2019 and 2018, we also spent CHF 2.7 million, CHF 4.3 million and CHF 3.5 million, respectively, on research and development expenses related to our intranasal betahistine program (before capitalization of expenses related to AM-125). For the year ended December 31, 2020, we spent CHF 0.8 million on research and development expenses related to AM-301. For the same time periods, we spent CHF 0.1 million, CHF 0.5 million, and CHF 1.7 million, respectively, on research and development expenses related to Keyzilen®. For the same time periods, we spent CHF 0.1 million, CHF 0.1 million, and CHF 1.5 million, respectively, on research and development expenses related to Sonsuvi®. In addition, we incurred research and development expenses related to our earlier stage products.

Following a marked reduction in research and development expenses related to the conclusion of the Phase 3 trials with Keyzilen® and Sonsuvi®, their level is expected to start increasing again from 2021 onward as we advance the clinical development with AM-125, AM-201, and AM-301. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

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

A change in the outcome of any of these variables with respect to the development of AM-125, AM-201, AM-301, Keyzilen®, and Sonsuvi®, or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct pre-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of the clinical development.

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

Interest expense

In 2020, our interest expense consisted principally of interest on the convertible loan provided by FiveT. In 2019, our interest expense consisted principally of bank charges and interest expenses due to the Loan and Security Agreement with Hercules. On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. In March 2021, we issued common shares in full satisfaction of the convertible loan provided by FiveT.

Revaluation loss/gain from derivative financial instruments

Expenses related to fair value measurement of derivatives embedded in the FiveT convertible loan of CHF 2,248,257 were recorded as financial expenses in profit or loss.

On February 21, 2017, we issued 10,000,000 (pre-merger) warrants in connection with a registered offering of 10,000,000 common shares (the “February 2017 Registered Offering”), each warrant entitling its holder to purchase 0.70 of a common share at an exercise price von $ 1.20 (pre-merger). Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 (pre-merger) additional common shares and/or 1,500,000 (pre-merger) additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 (pre-merger) warrants. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2020, the outstanding warrants issued in the February 2017 offering were exercisable for up to 39,725 common shares at an exercise price of $240.00 per common share. As of December 31, 2020, the fair value of the warrants amounted to CHF 0. The revaluation loss of the derivative for the twelve months ended December 31, 2020 amounted to CHF 0, compared to 2019 where there was a revaluation gain of CHF 166,301. Since its initial recognition on February 21, 2017, the fair value decreased by CHF 5,091,817 resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,091,817).

On January 30, 2018 we issued warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase 0.6 common share at an exercise price of $100.00 per common share. As of December 31, 2020, the warrants were exercisable for an aggregate of 37,501 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $100.00 per common share. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2020, the fair value of the warrants amounted CHF 6,318. The revaluation loss of the derivative for the twelve months ended December 31, 2020 amounted to CHF 1,965, compared to 2019 where there was a revaluation gain of CHF 285,298. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,477,429 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018, the Company issued Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares in connection with the July 2018 Registered Offering of 897,435 common shares. The original exercise price was CHF 7.80 per common share. Revaluation gain/(loss) show the changes in fair value of the outstanding Series B warrant issued in connection with this offering. As of December 31, 2019, 145,226 Series A warrants were exercised for an aggregate amount of CHF 1,132,762 and 143,221 Series B warrants were exercised for an aggregate amount of CHF 1,117,125.

As of December 31, 2019, 143,221 Series B exercised warrants were subject to revaluation at the time that they were exercised and the fair value amounted to CHF 3,005,348 (2018: CHF 3,005,348). Since its initial recognition on July 17, 2018 the fair value of the warrants has increased by CHF 2,433,099, resulting in a loss in the corresponding amounts (fair value as of July 17, 2018: CHF 572,249).

As of December 31, 2019, the number of Series B warrants outstanding subject to revaluation were 34,535 and the fair value amounted to CHF 0.00. On June 18, 2020, the outstanding warrants expired without further warrants being exercised. As a result, no further revaluation gain or loss was recognized for the year ended December 31, 2020 (fair value as of July 17, 2018: CHF 137,987).

Foreign currency exchange gain/(loss), net

Our foreign currency exchange gain/(loss), net, consists primarily of unrealized gains or losses on our USD and EUR denominated cash and cash equivalents.

Transaction costs

Transaction costs are shown as costs if they are not directly attributable to the equity transaction. Transaction costs increased by CHF 219,615 in the year ended December 31, 2020 compared to the previous year, due to the write off of the remaining capitalized derivate financial instrument related to a commitment purchase agreement with LPC dated May 2, 2018 (the “2018 Commitment Purchase Agreement”). The agreement was formally still effective as of December 31, 2020, but no more in use.

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

Comparison of the years ended December 31, 2020 and 2019

	Year Ended December 31,
	2020	2019	Change
	(in thousands of CHF)%
Other operating income	174	—	100%
Research and development	(2,863)	(3,325)	(14)%
General and administrative	(2,594)	(3,934)	(34)%
Operating loss	(5,283)	(7,259)	(27)%
Interest income	—	18	(100)%
Interest expense	(135)	(29)	366%
Foreign currency exchange loss, net	(333)	(219)	52%
Revaluation gain / (loss) from derivative financial instruments	(2,250)	664	(439)%
Transaction Costs	(220)	—	(100)%
Loss before tax	(8,221)	(6,825)	20%
Income tax gain/(loss)	21	194	(89)%
Net loss attributable to owners of the Company	(8,200)	(6,631)	24%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Re-measurements of defined benefits liability, net of taxes of CHF 0	(26)	(72)	(64)%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	89	16	456%
Other comprehensive loss	63	(56)	(213)%
Total comprehensive loss attributable to owners of the Company	(8,137)	(6,687)	22%

Research and development expense

	Year Ended December 31,
	2020	2019	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(477)	(993)	(52)%
Pre-clinical projects	(243)	(182)	34%
Drug manufacture and substance	(615)	(481)	28%
Employee benefits	(1,121)	(1,374)	(18)%
Other research and development expenses	(407)	(295)	38%
Total	(2,863)	(3,325)	(14)%

Research and development expense decreased by 14% from CHF 3.3 million in 2019 to CHF 2.9 million in 2020. Our research and development expense is dependent on the development phases of our research projects and may therefore fluctuate significantly from year to year. The variances in expense between 2019 and 2020 are mainly due to the following factors:

●	Capitalization of internal costs for AM-125. In the year ended December 31, 2020, we capitalized direct costs related to our AM-125 program for a total amount of CHF 2.3 million, compared to CHF 3.2 million in the year ended December 31, 2019.

●	Clinical projects. In the year ended December 31, 2020, we incurred lower service and milestone costs for our studies with intranasal betahistine, mainly reflecting the completion of our Phase 1b trial with AM-201.

●	Pre-clinical projects. In the year ended December 31, 2020, pre-clinical expenses increased by 33% principally due to the initiation of project AM-301.

●	Drug manufacture and substance. In the year ended December 31, 2020, drug manufacture and substance expenses increased by 28% mainly due to AM-301 project activities.

●	Employee benefits. Employee benefit costs decreased in 2020 due to lower headcount and lower recruiting fees. In addition, we received reimbursements under the Swiss short-time work scheme, which was used for three months in connection with a temporary reduction in project activities due to the COVID-19 pandemic.

●	Other research and development expenses. Other research and development expenses increased by CHF 0.1 million in the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to AM-301 regulatory costs.

General and administrative expense

	Year Ended December 31,
	2020	2019	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(811)	(1,011)	(20)%
Business development	(96)	(114)	(16)%
Travel expenses	(29)	(103)	(72)%
Administration expenses	(1,646)	(2,653)	(38)%
Lease expenses	(14)	(27)	(48)%
Depreciation tangible assets	(4)	(11)	(64)%
Capital tax expenses	6	(15)	(133)%
Total	(2,594)	(3,934)	(34)%

General and administrative expenses decreased by 34% from CHF 3.9 million in 2019 to CHF 2.6 million in the year ended December 31, 2020. The decrease is related to lower employee benefits due to lower headcount and reimbursements under the Swiss short-time work scheme, which was used for three months in connection with a temporary reduction in company activities due to the COVID-19 pandemic. Administration costs decreased mainly due to lower consultancy costs (redomestication in the previous period) and lower headcount.

Interest income

Interest income decreased in the year ended December 31, 2020 compared to year the ended December 31, 2019 due to no interest earned in the year ended December 31, 2020 on short-term deposits.

Interest expense

Interest expense in 2020 includes interest related to the convertible loan agreement with FiveT Capital. This compares to CHF 0.03 million in the year ended December 31, 2019 which was related to the Hercules loan.

Foreign currency exchange gain/(loss), net

Foreign currency exchange loss increased in 2020 mainly due to the depreciation of the USD and EUR against the Swiss Franc.

Revaluation gain/(loss) from derivative financial instruments

Expenses related to fair value measurement of derivatives embedded in the FiveT convertible loan of CHF 2,250,222 were recorded as financial expenses in profit or loss for the financial year 2020.

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

On February 21, 2017, we issued 10,000,000 (pre-merger) warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 (pre-merger) additional common shares and/or 1,500,000 (pre-merger) additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 (pre-merger) warrants. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2020, the outstanding warrants issued in the February 2017 offering were exercisable for up to 39,725 common shares at an exercise price of $240.00 per common share. As of December 31, 2020, the fair value of the warrants amounted to CHF 0. The revaluation loss of the derivative for the twelve months ended December 31, 2020 amounted to CHF 0, compared to 2019 where there was a revaluation gain of CHF 166,301. Since its initial recognition as of February 21, 2017, the fair value decreased by CHF 5,091,817 resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,091,817).

On January 30, 2018 we issued warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase 0.6 common share at an exercise price of $100.00 per common share. As of December 31, 2020, the warrants were exercisable for an aggregate of 37,501 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $100.00 per common share. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2020, the fair value of the warrants amounted CHF 6,318. The revaluation loss of the derivative for the twelve months ended December 31, 2020 amounted to CHF 1,965, compared to 2019 where there was a revaluation gain of CHF 285,298. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,477,429 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018, the Company issued Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares in connection with the July 2018 Registered Offering of 897,435 common shares. The original exercise price was CHF 7.80 per common share. Revaluation gain/(loss) show the changes in fair value of the outstanding Series B warrant issued in connection with this offering.

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

As of December 31, 2019, the number of Series B warrants outstanding subject to revaluation were 34,535 and the fair value amounted to CHF 0.00. On June 18, 2020, the outstanding warrants expired without further warrants being exercised. As a result, no further revaluation gain or loss was recognized for the year ended December 31, 2020 (fair value as of July 17, 2018: CHF 137,987).

Income tax gain/(loss)

Income tax gain/(loss) reflects the assessment of deferred tax assets and liabilities.

Remeasurements of defined benefits liability

Remeasurements of the net defined benefits liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), decreased 64% from 2019 to 2020. The loss in 2020 is primarily due to an actuarial loss arising from experience adjustment.

Foreign currency translation differences

Foreign currency translation differences increased by 456% from 2019 to 2020. The increase was primarily related to changes in the opening and closing balance of the group’s currency translation differences.

Comparison of the years ended December 31, 2019 and 2018

	Year Ended December 31,
	2019	2018	Change
	(in thousands of CHF)%
Research and development	(3,325)	(6,690)	(50)%
General and administrative	(3,934)	(4,264)	(8)%
Operating loss	(7,259)	(10,954)	(34)%
Interest income	18	—	(100)%
Interest expense	(29)	(1,070)	(97)%
Foreign currency exchange loss, net	(219)	(140)	57%
Revaluation loss from derivative financial instruments	664	1,350	(51)%
Transaction Costs	—	(520)	(100)%
Loss before tax	(6,825)	(11,334)	(40)%
Income tax gain/(expense)	194	(162)	(220)%
Net loss attributable to owners of the Company	(6,631)	(11,496)	(42)%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	(72)	1,277	(106)%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	16	(11)	(245)%
Other comprehensive income/(loss)	(56)	1,266	(104)%
Total comprehensive loss attributable to owners of the Company	(6,687)	(10,230)	(35)%

Research and development expense

	Year Ended December 31,
	2019	2018	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(993)	(846)	17%
Pre-clinical projects	(182)	(873)	(79)%
Drug manufacture and substance	(481)	(2,185)	(78)%
Employee benefits	(1,374)	(1,653)	(17)%
Other research and development expenses	(295)	(1,132)	(74)%
Total	(3,325)	(6,689)	(50)%

Research and development expense decreased by 50% from CHF 6.7 million in 2018 to CHF 3.3 million in 2018. Our research and development expense is dependent on the development phases of our research projects and may therefore fluctuate significantly from year to year. The variances in expense between 2018 and 2019 are mainly due to the following factors:

●	Capitalization of internal costs for AM-125. In the year ended December 31, 2019, we capitalized direct costs related to our AM-125 program for a total amount of CHF 3.2 million, compared to CHF 1.9 million in the year ended December 31, 2018.

●	Clinical projects. In the year ended December 31, 2019, we incurred lower service and milestone costs for our Keyzilen® and Sonsuvi® studies, mainly reflecting the completion of our late-stage clinical trials as well as the capitalization of direct cost related to the AM-125 program.

●	Pre-clinical projects. In the year ended December 31, 2019, pre-clinical expenses increased by 79% due to an increase in activities in our intranasal betahistine program.

●	Drug manufacture and substance. In the year ended December 31, 2019, costs related to raw material purchases and expenses decreased by 78% mainly due to higher costs for process validation related to lower AM-111 project activities and the capitalization of directs costs in our AM-125 program.

●	Employee benefits. Employee benefit costs decreased in 2019 due to lower headcount and lower recruiting fees.

●	Other research and development expenses. Other research and development expenses decreased by CHF 0.8 million in the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily due to a reduction in regulatory related activities. Further we capitalized legal costs related for patent registration related to the AM-125 program.

General and administrative expense

	Year Ended December 31,
	2019	2018	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(1,011)	(1,084)	(7)%
Business development	(114)	(44)	159%
Travel expenses	(103)	(71)	45%
Administration expenses	(2,653)	(2,798)	(5)%
Lease expenses	(27)	(52)	(48)%
Depreciation tangible assets	(11)	(187)	(94)%
Capital tax expenses	(15)	(29)	(48)%
Total	(3,934)	(4,265)	(8)%

General and administrative expenses decreased by 8% from CHF 4.3 million in 2018 to CHF 3.9 million in the year ended December 31, 2019. The decrease is related to lower employee benefits due to lower headcount and employee benefit-related expenses, partly offset by consultancy costs related to the Redomestication.

Interest income

Interest income increased in the year ended December 31, 2019 compared to year the ended December 31, 2018 due to interest earned in the year ended December 31, 2019 on short-term deposits.

Interest expense

Interest expense related to the Hercules Loan and Security Agreement decreased substantially in the year ended December 31, 2019 to CHF 0.03 million compared to CHF 1.1 million in the year ended December 31, 2018, driven by the early repayment of the loan as well as the payment of the end of term charge on January 31, 2019.

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

On February 21, 2017, we issued 10,000,000 (pre-merger) warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 (pre-merger) additional common shares and/or 1,500,000 (pre-merger) additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 (pre-merger) warrants. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2020, the outstanding warrants issued in the February 2017 offering were exercisable for up to 39,725 common shares at an exercise price of $240.00 per common share. As of December 31, 2020, the fair value of the warrants amounted to CHF 0. The revaluation loss of the derivative for the twelve months ended December 31, 2020 amounted to CHF 0, compared to 2019 where there was a revaluation gain of CHF 166,301. Since its initial recognition as of February 21, 2017, the fair value decreased by CHF 5,091,817, resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,091,817).

On January 30, 2018 we issued warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase 0.6 common share at an exercise price of $100.00 per common share. As of December 31, 2020, the warrants became exercisable for an aggregate of 37,501 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $100.00 per common share. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2020, the fair value of the warrants amounted CHF 6,318. The revaluation loss of the derivative for the twelve months ended December 31, 2020 amounted to CHF 1,965, compared to 2019 where there was a revaluation gain of CHF 285,298. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,477,429 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018, the Company issued Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares in connection with the July 2018 Registered Offering of 897,435 common shares. The original exercise price was CHF 7.80 per common share. Revaluation gain/(loss) show the changes in fair value of the outstanding Series B warrant issued in connection with this offering.

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

As of December 31, 2019, the number of Series B warrants outstanding subject to revaluation were 34,535 and the fair value amounted to CHF 0.00. On June 18, 2020, the outstanding warrants expired without further warrants being exercised. As a result, no further revaluation gain or loss was recognized for the year ended December 31, 2020 (fair value as of July 17, 2018: CHF 137,987).

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

Cash flow

Comparison of the years ended December 31, 2020 and 2019

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(in thousands of CHF)
Net cash used in operating activities	(4,844)	(8,393)
Net cash used in investing activities	(2,315)	(3,001)
Net cash from financing activities	16,961	7,378
Net effect of currency translation on cash	72	8
Cash and cash equivalents at the beginning of the period	1,385	5,393
Cash and cash equivalents at the end of the period	11,259	1,385

The decrease in cash used in operating activities from CHF 8.4 million in 2019 to CHF 4.8 million in 2020 reflects the impact of lower operating expenses primarily driven by lower project activities as the COVID-19 pandemic weighed on enrollment rates for the TRAVERS trial with AM-125, the conclusion of the Phase 1b trial with AM-201 and lower consultancy costs.

Cash used in investing activities decreased from CHF 3.0 million in 2019 to CHF 2.3 million in 2020. The decrease is due to lower investments in intangible assets in 2020.

The cash inflow from financing activities increased from CHF 7.4 million to CHF 17.0 million due to higher proceeds from equity issues, the exercise of warrants as well the provision of the FiveT convertible loan.

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

Cash used in investing activities increased from CHF 1.8 million in 2018 to CHF 3.0 million in 2018. The increase is primarily due to higher investments in intangible assets in 2019.

Cash from financing activities in 2019 increased as the repayment of the loan towards Hercules decreased from CHF 9.3 million to CHF 1.5 million. The cash inflow from our funding sources decreased from CHF 15.4 million to CHF 8.8 million as a result of lower equity raises.

Cash and funding sources

The table below summarizes our sources of financing for the years ended December 31, 2020, 2019 and 2018.

	Equity Capital and Preference Shares	Loans	Total
	(in thousands of CHF)
2020	15,438	1,550	16,988
2019	8,845	—	8,845
2018	15,441	—	15,441
Total	39,724	1,550	41,274

On December 3, 2020, the Company entered into securities purchase agreements with several institutional investors for the purchase and sale of 2,000,000 common shares at an offering price of $4.00 per share, pursuant to a registered direct offering. The net proceeds of the offering were approximately $7.3 million.

On September 8, 2020, FiveT provided a convertible loan to our subsidiary Altamira. The loan had a principal amount of CHF 1.5 million, a duration of 18 months, and carried an interest rate of 8% p.a. Under the terms of the agreement, FiveT had the right to convert the loan or parts thereof including accrued interest into common shares of either Altamira or Auris Medical Holding Ltd., subject to additional provisions and certain restrictions. On December 2, 2020, FiveT converted principal of CHF 895,455 into 737,000 shares of Auris Medical Holding Ltd. at a pre-defined maximum conversion price of $1.35 per share. At December 31, 2020, the remaining principal amount outstanding together with accrued interest was CHF 636,465. Under the terms and conditions of the convertible loan, we had the right to repay the convertible loan and accrued interest at 130% after the first six months at the earliest On March 4, 2021, FiveT converted the remaining outstanding amount under the loan, thus retiring the loan.

Due to the COVID-19 pandemic, in 2020 Swiss banks granted special loans under certain conditions with a guarantee by the Swiss Government. Our Company was eligible for a loan of CHF 50,000, which was granted on March 26, 2020. The loan is interest-free and may be repaid at any time with a maximum term of five years.

On April 23, 2020, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2020 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to USD 10,000,000 of our common shares over the 30-month term of the purchase agreement. In 2020, we issued 1,200,000 of our common shares to LPC for an aggregate amount of USD 1.1 million. The 2020 Commitment Purchase Agreement effectively replaced the 2018 Commitment Purchase Agreement. Under the 2018 Commitment Purchase Agreement LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. Prior to its termination we had issued 587,500 common shares for aggregate proceeds of $1.8 million to LPC under the 2018 Commitment Purchase Agreement. The 2018 Commitment Purchase Agreement replaced the Purchase Agreement that we entered into with LPC on October 10, 2017 (the “2017 Commitment Purchase Agreement”), which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares, and prior to its termination, we had issued an aggregate of 2,600,000 (pre-merger) common shares for aggregate proceeds of $1.8 million to LPC under the 2017 Commitment Purchase Agreement.

Under the 2020 Commitment Purchase Agreement, we have the right, from time to time at our sole discretion over the 30-month period from and after May 12, 2020, to require LPC to subscribe for up to 150,000 of our common shares, subject to adjustments as set forth below (such maximum number of shares, as may be adjusted from time to time, the “Regular Purchase Share Limit”; each such purchase, a “Regular Purchase”); provided, however, that (i) the Regular Purchase Share Limit shall be increased to 300,000 of our common shares if the total number of outstanding common shares on the purchase date exceeds 10,000,000, (ii) the Regular Purchase Share Limit shall be increased to 350,000 of our common shares if the closing sale price of our common shares is not below $1.00 on the purchase date and the total number of outstanding common shares on the purchase date exceeds 12,500,000 and (iii) the Regular Purchase Share Limit shall be increased to 400,000 of our common shares if the closing sale price of our common shares is not below $1.00 on the purchase date and the total number of outstanding common shares on the purchase date exceeds 15,000,000. The Regular Purchase Share Limit is subject to proportionate adjustment in the event of a reorganization, recapitalization, non-cash dividend, stock split or other similar transaction; provided, that if after giving effect to such full proportionate adjustment, the adjusted Regular Purchase Share Limit would preclude us from requiring LPC to subscribe for common shares at an aggregate purchase price equal to or greater than $150,000 in any single Regular Purchase (which dollar threshold shall not be adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction), then the Regular Purchase Share Limit for such Regular Purchase will not be fully adjusted, but rather the Regular Purchase Share Limit for such Regular Purchase shall be adjusted as specified in the 2020 Commitment Purchase Agreement, such that, after giving effect to such adjustment, the Regular Purchase Share Limit will be equal to (or as close as can be derived from such adjustment without exceeding) $150,000. We may not require LPC to purchase in any single Regular Purchase common shares having an aggregate purchase price greater than $1,000,000 (which dollar threshold shall not be adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction). We may not issue any of our common shares as a Regular Purchase on a date in which the closing sale price of our common shares is below the sum of (x) the U.S. Dollar equivalent of the then applicable par value per common share and (y) $0.01 (which dollar amount shall not be subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction). The purchase price for Regular Purchases shall be equal to the lesser of (i) the lowest sale price of our common shares on the applicable purchase date and (ii) the average of the three lowest closing sale prices of our common shares during the 10 business days immediately prior to the applicable purchase date, as reported on the Nasdaq Capital Market.

In addition to Regular Purchases described above, we may also direct LPC to purchase “accelerated amounts” and/or “additional accelerated amounts” on any business day on which we have properly submitted a Regular Purchase Notice, and/or an Accelerated Purchase (as defined elsewhere in this prospectus) has been completed and all of the shares to be purchased thereunder have been properly delivered to LPC in accordance with the 2020 Commitment Purchase Agreement prior to such time on such business day, and provided that the closing price of our common shares on such business day is not less than $1.00 per share. In all instances, we may not issue common shares to LPC under the 2020 Commitment Purchase Agreement if it would result in LPC beneficially owning more than 4.99% of our outstanding common shares. The net proceeds under the 2020 Commitment Purchase Agreement will depend on the frequency and prices at which we issue our common shares to LPC.

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants is CHF 0.01 per common share and for the warrants is CHF 4.34. In December 2020, 1,263,845 warrants were exercised at a total exercise price of CHF 5.5 million; at December 31, 2020 a total of 897,435 warrants were still outstanding. Subsequently, in March 2021, the remaining warrants were exercised for CHF 3.9 million.

On November 30, 2018, we entered into the A.G.P. Sales Agreement with A.G.P. Pursuant to the terms of the A.G.P. Sales Agreement, as amended on April 5, 2019, we may offer and sell our common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, we may sell common shares up to a maximum aggregate offering price of $25.0 million. In 2020, we sold 1,628,827 shares under the ATM for aggregate proceeds of $1.9 million. As of the date of this Annual Report, we have sold 1,758,618 of our common shares for an aggregate offering price of $3.2 million pursuant to the A.G.P. Sales Agreement.

On November 27, 2018 and December 11, 2018, we entered into purchase agreements with FiveT Capital AG, providing for the issuance and sale by us of an aggregate of 165,750 of our common shares for an aggregate purchase price of $1.6 million in two separate registered direct offerings.

On July 17, 2018, we completed a public offering of 897,435 common shares, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares. The net proceeds to us from the July 2018 Registered Offering were approximately $6.2 million, after deducting underwriting discounts and other offering expenses payable by us. Since the July 2018 Registered Offering, certain Series A warrant holders exercised their warrant shares to purchase 145,226 common shares of the Company and certain Series B warrant holders exercised warrant shares to purchase 143,221 common shares. On June 30, 2020, the outstanding Series B warrants from the July 17, 2018 offering expired without further warrants being exercised.

On May 2, 2018, we entered into the LPC Purchase agreement and the registration rights agreement with LPC (the “Registration Rights Agreement”). Pursuant to the Purchase Agreement, LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. As of the date of this Annual Report, we have issued an aggregate of 463,000 common shares for aggregate proceed of $1.7 million to LPC under the LPC Purchase Agreement. The Purchase Agreement replaced the Purchase Agreement that we entered into with LPC on October 10, 2017 (the “2017 Commitment Purchase Agreement”), which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares, and prior to its termination, we had issued an aggregate of 2,600,000 (pre-merger) common shares for aggregate proceeds of $1.8 million to LPC under the 2017 Commitment Purchase Agreement.

On January 30, 2018, we completed a public offering of 62,499 common shares and a concurrent offering of warrants, each warrant entitling its holder to purchase 0.6 common shares. The net proceeds to the Company from the January 2018 Registered Offering were approximately $4.9 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of December 31, 2020, the outstanding warrants issued in the January 2018 offering were exercisable for up to 37,501 common shares (assuming we decide to round up fractional common shares to the next whole common share) at an exercise price of $100.00 per common share.

On October 16, 2017, in a separate private placement, we issued 1,744,186 (pre-merger) common shares to LPC for aggregate proceeds of $1,500,000.

On February 21, 2017, we completed a public offering of 10,000,000 (pre-merger) common shares and 10,000,000 (pre-merger) warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to us from the offering were approximately CHF 9.1 million, after deducting underwriting discounts and other estimated offering expenses payable by us. The underwriter was granted a 30-day option to purchase up to 1,500,000 (pre-merger) additional common shares and/or 1,500,000 (pre-merger) additional warrants. On February 15, 2017, the underwriter partially exercised its option in the amount of 1,350,000 (pre-merger) warrants. As of December 31, 2020, the outstanding warrants issued in the February 2017 offering were exercisable for up to 39,725 common shares at an exercise price of $240.00 per common share.

On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to $20.0 million with Hercules as administrative agent and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan was to mature on January 2, 2020 and bore interest at a minimum rate of 9.55% per annum and was subject to the variability of the prime interest rate. The loan was secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. In connection with the loan facility, we issued Hercules a warrant to purchase up to 783 of our common shares at an exercise price of $788.00 per share. On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of $788.00 per common share for no consideration to us in exchange for our payment to Hercules.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We expect that we will need additional funding. We expect our total cash need in 2021 to be in the range of CHF 11.5 to 13.0 million for our expected total operating expenses of CHF 4.5 to 5.5 million and our expected capitalized research and development costs of CHF 7 to 7.5 million. Further cash needs may arise in 2021 related to the manufacture of AM-301 as well as marketing and sales activities as we intend to commercialize the product in selected markets; these cash needs may initially not be covered by cash flows from product revenues.

As of the date of this Annual Report we have warrants outstanding, which are exercisable for an aggregate of 246,102 common shares at a weighted average exercise price of $60.03 per share, an equity commitment to sell up to $8.9 million of additional common shares to LPC pursuant to the LPC Purchase Agreement and an at-the-market offering program pursuant to the A.G.P. Sales Agreement for sales of up to $21.8 million of additional common shares.

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

We expect that we will require additional funding to complete our development programs with AM-125, AM-201, AM-301, Keyzilen®, and Sonsuvi®, obtain regulatory approval for them and to commercialize our product candidates AM-125, AM-201, AM-301, Keyzilen ®, Sonsuvi® or any other product candidate. If we receive regulatory approval for AM-125, AM-201, AM-301, Keyzilen ®, or Sonsuvi®, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

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

Intangible assets

Research and development

The project stage forms the basis for the decision as to whether costs incurred for the Company’s development projects can be capitalized. For AM-201, AM-301, Keyzilen®, and Sonsuvi® clinical development expenditures are not capitalized until the Company obtains regulatory approval or clearance (i.e. approval to commercially use the product), as this is considered to be essentially the first point in time where it becomes probable that future revenues can be generated. For the AM-125 program, however, given the current stage of the development project, the nature of the development approach and the fact that there is an existing market, direct development expenditures have been capitalized, including certain expenses related to the patenting of intellectual property.

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

Employee benefits

The Company maintains a pension plan for all employees employed in Switzerland through payments to an independent collective foundation. Under IFRS, the pension plan qualifies as a defined benefit plan. There are no pension plans for the subsidiaries in Ireland, Australia and the United States.

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

Stock Options

The Company maintains a share-based payment plan in the form of a stock option plan for its employees, members of the Board of Directors as well as key service providers. Stock options are granted at the Board’s discretion without any contractual or recurring obligations.

The share-based compensation plan qualifies as an equity settled plan. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. Under the Company’s equity incentive plan (the “Equity Incentive Plan” or “EIP”) adopted in August 2014 and amended in April 2017 and June 2019, 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors from 2016 onwards vest after a period of one year after the grant date.

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

Valuation of stock options

The fair value of our stock options is determined by our Management and our Board of Directors and takes into account numerous factors to determine a best estimate of the fair value of our share options as of each grant date.

Option pricing and values are determined based on the Black Scholes option pricing model, and assumptions are made for inputs such as volatility of our stock and the risk-free rate.

Recent accounting pronouncements

See Note 4 to our audited financial statements included elsewhere in this Annual Report for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on the Company’s financial condition, results of operations and cash flows.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—A. History and Development of the Company,” “Item 4. Information on the Company—B. Business Overview” and Item 5. Operating and Financial Review and Prospects—A. Operating Results – Results of Operations.”

D.	Trend information

See “Item 5. Operating and Financial Review and Prospects.”

E.	Off-balance sheet arrangements

As of the date of this Annual Report, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the lease agreements for which the short-term lease exemption is applied.

F.	Tabular disclosure of contractual obligations

The following table presents information relating to our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in thousands of CHF)
Lease obligations (1)	26	—	—	—	26
Loan (2)	50	—	—	—	50
Total	76	—	—	—	76

(1)	Lease obligations consist of payments pursuant to short-term lease agreement until the date of termination of the contract as of June 30, 2021.
(2)	In March 2020 the Company obtained an interest-free “COVID-19” loan from UBS Switzerland, guaranteed by the Swiss government. The loan may be repaid at any time with a maximum term of 5 years. The company decided to repay the loan as of June 30, 2021.

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

Our directors have been elected for a one-year term and, accordingly, the term will expire at the time of our 2020 annual general meeting. All directors have indicated that they will stand for re-election.

The following table presents information about our executive officers and directors.

Name	Position	Age	Initial Year of Appointment
Executive Officers
Thomas Meyer	Chairman, Director and Chief Executive Officer	53	2003
Elmar Schaerli	Chief Financial Officer	49	2019

Non-Executive Directors
Armando Anido	Director	63	2016
Mats Blom	Director	56	2017
Alain Munoz	Director	70	2018
Calvin W. Roberts	Director	68	2015

Unless otherwise indicated, the current business addresses for our executive officers and directors is Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

Executive Officers

Thomas Meyer, Founder, Chairman of the Board of Directors and Chief Executive Officer: Mr. Meyer founded Auris Medical in April 2003. Prior to founding us, he was the Chief Executive Officer of Disetronic Group, a leading Swiss supplier of precision infusion and injection systems. He worked for Disetronic in various functions starting in 1988, becoming member of the Board of Directors in 1996, Deputy Chief Executive Officer in 1999 and Chief Executive Officer in early 2000. Prior to joining Disetronic, he advised several Swiss companies in strategy, marketing and corporate finance. He is currently the Chairman of the Board of Directors of PharmaTrail Ltd. He holds a Ph.D. (Dr.rer.pol.) in business administration from the University of Fribourg, Switzerland.

Elmar Schaerli, Chief Financial Officer: Mr. Schaerli has served as Auris Medical’s Chief Financial Officer since November 2019. Mr. Schaerli has acquired almost 30 years of both private and public finance and accounting experience in the biotech and medtech industry. In 2003 he founded ante treuhand ag, a Swiss fiduciary company supporting companies primarily in health care and technology and has since served as its CEO.

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

Mats Blom, Director: Mats Blom has been a member of our Board of Directors since April 2017. Mr. Blom is Chief Financial Officer (CFO) of NorthSea Therapeutics B.V., a biotechnology company focused on oral, structurally-engineered lipid therapeutics. Prior to joining NorthSea, he served as CFO of Modus Therapeutics A/B, a biotechnology company developing therapeutics to restore healthy blood flow for patients with debilitating diseases, Zealand Pharma A/B, a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines, and Swedish Orphan International, an orphan drug company acquired by BioVitrum in 2009. In addition, Mr. Blom has extensive managerial experience and has held CFO positions at Active Biotech AB and Anoto Group AB. Previously, he served as a management consultant at Gemini Consulting and Ernst & Young. He is currently a member of the Board of Directors of Hansa Biopharma AB (HNSA) and Pephexia Therapeutics ApS. Mats Blom holds a BA in Business Administration and Economics from the University of Lund and an MBA from IESE University of Navarra, Barcelona.

Alain Munoz, Director: Mr. Munoz, MD, has been a member of our Board of Directors since March 2018 and previously served on our Board of Directors between 2007 and 2015. Mr. Munoz is an entrepreneur and independent management consultant in the pharmaceutical and biotechnology industry. From 1990 to 2000, Dr. Munoz worked with the Fournier Group, as Research and Development Director and then Senior Vice President of the Pharmaceutical Division. He joined Fournier from Sanofi Research, where he started as Director in the cardiovascular and anti-thrombotic products department and then as Vice President international development. Dr. Munoz is qualified in cardiology and anesthesiology from the University Hospital of Montpellier, France where he was head of the clinical cardiology department. He has been a member of the Scientific Committee of the French drug agency. He serves on the Board of Zealand Pharma A/S (ZEAL.CO) Amryt Pharma Plc (AMYT.L ) and OxThera AB. He is a member of the scientific advisory board of Valneva (VLA.PA).

Calvin W. Roberts, Director: Mr. Roberts, MD, has been a member of our Board of Directors since April 2015. Mr. Roberts is President and CEO of Lighthouse Guild International, a not for profit provider of services to the blind and visually impaired. Previously, he was Senior Vice President and Chief Medical Officer, Eye Care at Bausch Health Companies Inc. (NYSE: BHC). Dr. Roberts is a specialist in cataract and refractive surgery and has been a pioneer in the use of ophthalmic non-steroidals. Since 1982 he has been a Clinical Professor of Ophthalmology at Weill Medical College of Cornell University. In addition, he had a private ophthalmology practice in New York City between 1998 and 2008 and is the author of over 50 peer-reviewed articles. Dr. Roberts was a member of the Board of Directors and the Audit Committee of Alimera Sciences, Inc. (NASDAQ: ALIM) from its founding in 2003 until 2019, and of Iveric Bio Corporation (NASDAQ: ISEE) since 2019.

B.	Compensation

For the year ended December 31, 2020, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 947,701 (2019: CHF 1,214,846).

For the year ended December 31, 2020, the amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of CHF 26,870 (2019: CHF 42,560).

Compensation awarded to the Board of Directors in 2020

The total compensation of the members of the board of directors in 2020 is outlined below:

In CHF	Cash Compensation	Social Contributions	Stock Options(2)	Total
Thomas Meyer, PhD, Chairman(1)	—	—	—	—
Armando Anido, MBA	40,869	—	14,287	55,156
Mats Blom, MBA	40,869	—	14.287	55,156
Alain Munoz, MD	40,869	—	14,287	55,156
Calvin W. Roberts, MD	40,869	—	14,287	55,156
Total	163,476	—	57,148	220,624

(1)	Disclosed under “Compensation Awarded to Our Executive Officers” below. The Chief Executive Officer does not receive any additional compensation for the exercise of the office of the Chairman.
(2)	In 2020, 43,605 options were granted to each eligible member of the Board of Directors. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

Compensation Awarded to our Executive Officers in 2020

The total compensation and the highest individual compensation to our executive officers in 2020 are outlined below:

in CHF	Fixed Cash Compensation	Variable Compensation(1)	Social contributions and fringe benefits	Stock Options(2)	Total
Thomas Meyer, PhD Chief Executive Officer(3)	363,600	46,230	69,470	177,048	656,347
Executive Officers Total(4)	401,681	46,230	74,326	204,840	727,077

(1)	The variable compensation is paid in shares of the company.
(2)	2020 option grants. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.
(3)	Highest paid executive.
(4)	On December 31, 2020, we had two executive officers.

Employment Agreements

We have entered into employment and/or consulting agreements with our executive officers Thomas Meyer and Elmar Schaerli. The employment and/or consulting agreements provide for the compensation that Messrs. Meyer and Schaerli are entitled to receive, including certain equity grants, and the employment agreement of Mr. Meyer contains a termination notice period of six months. The Company will have title to the intellectual property rights developed in connection with the executive officer’s employment, if any.

None of our directors has entered into service agreements with the Company. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity-based compensation and benefits.

Equity Incentive Plans

Equity Incentive Plan

In August 2014, as amended and restated in June 2019, we established the EIP with the purpose of motivating and rewarding those employees and other individuals who are expected to contribute significantly to our success, and advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals. Since January 15, 2021, the maximum number of shares available for issuance under the EIP is 1,500,000 common shares. The option exercise price for options under the EIP is determined by the compensation committee at the time of grant but shall not be less than the par value of a common share on the grant date.

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

Board Composition and Election of Directors

Our board of directors is currently composed of five members, see “Item 6. Directors, Senior Management and Employees—A. Directors and senior management.” Each director is elected for a one-year term.

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

As of December 31, 2020, we had 9 employees (8.1 full time equivalents). None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.	Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2021 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

●	each of our executive officers and directors; and

●	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

Common shares that a person has the right to acquire within 60 days of March 15, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The percentage of common shares beneficially owned is based on 12,869,587 common shares issued and outstanding as of March 15, 2021. Each common share confers the right on the holder to cast one vote at a general meeting of shareholders and no shareholder has different voting rights.

	Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
-	-	-
Executive Officers and Directors
Thomas Meyer, Ph.D. (1)	755,442	5.87%
Armando Anido, M.B.A (2)	15,713	*
Mats Blom, M.B.A. (3)	15,697	*
Alain Munoz, M.D. (4)	15,530	*
Calvin W. Roberts, M.D. (5)	15,725	*
Elmar Schaerli, CPA	—	*
All current directors and executive officers as a group (7 persons)	818,107	6.36%

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)	Consists of 638,179 common shares, warrants to purchase 91,494 common shares and options to purchase 25,769 common shares under the EIP.

(2)	Consists of options to purchase common shares under the Company’s EIP.
(3)	Consists of options to purchase common shares under the Company’s EIP.
(4)	Consists of 62 common shares owned by Alain Munoz and options to purchase common shares under the Company’s EIP.
(5)	Consists of 76 common shares jointly owned by Calvin W. Roberts and Andrea Colvin Roberts. Also, consists of 100 common shares held by Calvin W. Roberts, MD PC Pension Plan. Calvin Roberts is a trustee for Calvin W. Roberts, MD PC Pension Plan. Also consists of options to purchase common shares under the Company’s EIP.

Holders

As of March 15, 2021, we had four shareholders of record of our common shares.

Significant Changes in Ownership by Major Shareholders

None

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

Mandate Agreement

Ante Treuhand AG (“Ante Treuhand”) provides the Chief Financial Officer to the Company. The Chief Financial Officer is an employee of Ante Treuhand and is not paid directly by the Company. Fees paid to Ante Treuhand for CFO services were CHF 173,030 in 2020 compared to CHF 11,770 in 2019 (for two months). Fees paid to Ante Treuhand for other services provided during the year ended December 31, 2020 were CHF 3,025 compared to CHF 28,611 in 2019.

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

Share Capital

As of December 31, 2020, our authorized share capital consisted of 25,000,000 common shares, par value CHF 0.01 per share, and 20,000,000 preference shares, par value CHF 0.02 per share, and there were 11,417,159 common shares issued and outstanding, excluding 1,038,537 common shares issuable upon exercise of options and 1,143,537 common shares issuable upon exercise of warrants, and no preference shares issued and outstanding. All the Company’s issued and outstanding shares are fully paid in.

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

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Note that each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not is otherwise carries the right to vote.

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

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

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	The Bye-laws contains a provision that the board of directors has the power to determine the remuneration, if any, of the directors.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.	The Bye-laws provide that the directors shall hold office for such term as the shareholders may determine or, in their absence of such determination, until the next annual general meeting, or until their successors are elected or appointed or their office is otherwise vacated. Re-election is possible.

Classified boards are permitted.	Provision for staggered boards of directors may be included in a company’s bye-laws.

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

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

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care; and the duty of loyalty.	At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements: (i) a duty to act in good faith in the best interests of the company; (ii) a duty not to make a personal profit from opportunities that arise from the office of director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise powers for the purpose for which such powers were intended.

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

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	The Companies Act provides that shareholders may take action by written consent, except in respect of the removal of an auditor from office before the expiry of his term or in respect of a resolution passed for the purpose of removing a director before the expiration of his term of office. A resolution in writing is passed when it is signed by the members of the company who at the date of the notice of the resolution represent such majority of votes as would be required if the resolution had been voted on at a meeting or when it is signed by all the members of the company or such other majority of members as may be provided by the bye-laws of the company.

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.	Shareholder(s) may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

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

Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.	The authorized share capital of a Bermuda company is determined by the company’s shareholders.

C.	Material contracts

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

Swiss Tax Considerations

With the deletion of Auris Medical Holding AG from the Swiss Commercial Register as of December 9, 2020, our taxability in Switzerland has ceased.

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

Passive Foreign Investment Company Rules

We believe that we were a PFIC for U.S. federal income tax purposes for our 2020 taxable year, and we expect to be a PFIC for our current taxable year and for the foreseeable future. However, our actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains.

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

Alternatively, a U.S. Holder can make an election, if we provide the necessary information, to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we (and each Lower-tier PFIC) are treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) for each PFIC to its timely filed U.S. federal income tax return. Upon request of a U.S. Holder, we will provide the information necessary for a U.S. Holder to make a QEF Election with respect to us and will use commercially reasonable efforts to cause each Lower-tier PFIC which we control to provide such information with respect to such Lower-tier PFIC. However, no assurance can be given that such QEF Election information will be available for any Lower-tier PFIC and we cannot guarantee that we will continue to provide such determination or information in future years.

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

As of December 31, 2020, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 455,241 (2019: CHF 19,664) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 13,648 (2019: CHF 28,841) increase or decrease in the net annual result.

We have subsidiaries in the United States, Ireland and Australia, whose net assets are exposed to foreign currency translation risk. Due to the small size of these subsidiaries the translation risk is not significant.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

ITEM 16C. Principal Accountant Fees and Services

	2020	2019
Audit fees	252	152
Audit-related fees	99	245
Total fees	351	397

In 2020 we were billed CHF 252,100 by Deloitte AG in connection with audit services for our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 98,800 in connection with audit-related services for work in connection with our equity offerings and registration statements. In 2019, we were billed CHF 152,495, by Deloitte AG in connection with our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 244,900 in connection with audit related services in the context of registration statement fillings and issuance of shares and other statutory required audit reports.

Pre-Approval Policies and Procedures

To ensure the independence and objectivity of the Company’s external auditors, the provision of all non-audit services by the external auditors are pre-approved by the Audit Committee.

ITEM 16D. Exemptions from the listing standards for audit committees

Not applicable.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2020, no purchases of our equity securities were made by or on behalf of Auris Medical Holding Ltd. or any affiliated purchaser.

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

Solicitation of proxies

Our Bye-laws provide that our shareholders may appoint a proxy holder, and we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. However, Bermuda law has no regulatory regime for the solicitation of proxies and thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a)	The following documents are filed as part of this registration statement:

1.1	Memorandum of Continuance of the registrant (incorporated herein by reference to exhibit 1.2 of the Auris Medical Holding Ltd. Annual Report on Form 20-F filed with the Commission on March 14, 2019)
1.2	Bye-laws of the Registrant (incorporated herein by reference to exhibit 1.3 of the Auris Medical Holding Ltd. Annual Report on Form 20-F filed with the Commission on March 14, 2019)
2.1	Form of Registration Rights Agreement between Auris Medical Holding AG and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on July 21, 2014)
2.2	Warrant Agreement, dated as of March 13, 2018, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 2.2 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
2.3	Registration Rights Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
2.4	Purchase Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)
2.5	Registration Rights Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)
2.6	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.6 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.7	Form of Series A Warrant (incorporated by reference to exhibit 4.7 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.8	Form of Series B Warrant (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.9	Form of Common Warrant (incorporated by reference to exhibit 4.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.10	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.2 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.11	Form of Common Warrant Agent Agreement (incorporated by reference to exhibit 4.3 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.12	Form of Pre-Funded Warrant Agent Agreement (incorporated by reference to exhibit 4.4 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.13*	Description of Securities Registered under Section 12 of the Exchange Act
2.14	Purchase Agreement, dated as of April 23, 2020 between Auris Medical Holding Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on April 23, 2020)
2.15	Registration Rights Agreement, dated as of April 23, 2020 between Auris Medical Holding Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on April 23, 2020)

4.1†	Collaboration and License Agreement, dated October 21, 2003, between Auris Medical AG and Xigen SA (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.2†	Co-Ownership and Exploitation Agreement, dated September 29, 2003, between Auris Medical AG and INSERM (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.3	Form of Indemnification Agreement (incorporated by reference to exhibit 99.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 11, 2016)
4.4	Stock Option Plan A (incorporated by reference to exhibit 10.11 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.5	Stock Option Plan C (incorporated by reference to exhibit 10.12 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.6	Equity Incentive Plan, as amended (incorporated by reference to exhibit 99.1 to the Auris Medical Holding AG registration statement on Form S-8 (Registration no. 333-217306) filed with the Commission on April 14, 2017)
4.7	English language translation of Lease Agreement between Auris Medical AG and PSP Management AG (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 14, 2017)
4.8	Controlled Equity OfferingSM Sales Agreement, dated as of June 1, 2016, between Auris Medical Holding AG and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)
4.9	Share Lending Agreement, dated as of June 1, 2016, between Thomas Meyer and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)
4.10	Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.11	Consent and Waiver, dated as of March 8, 2018, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.12 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.12	Joinder Agreement dated as of March 13, 2018 to the Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.13 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.13	Share Pledge Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.14	Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.15	Bank Account Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.5 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.16	Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
4.17	Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
4.18	Placement Agency Agreement, dated as of January 28, 2018, between Auris Medical Holding AG and Ladenburg Thalmann & Co. Inc. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)
4.19	Securities Purchase Agreement, dated as of January 26, 2018 by and among Auris Medical Holding AG and the investors named therein (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)

4.20	Agreement and Plan of Merger, dated as of February 9, 2018 by and among Auris Medical Holding AG and Auris Medical NewCo Holding AG (incorporated by reference to exhibit 99.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on February 9, 2018)
4.21	Share Transfer Agreement, dated as of February 9, 2018 by and between Thomas Meyer and Auris Medical Holding AG (incorporated by reference to exhibit 4.22 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.22	Sales Agreement, dated as of November 30, 2018, between Auris Medical Holding AG and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on November 30, 2018)
4.23	Form of Indemnification Agreement (incorporated by reference to exhibit 10.23 of the Auris Medical Holding Ltd. registration statement on Form F-1 (Registration no. 333-229465) filed with the Commission on March 20, 2019)
4.24	Amendment No. 1 to Sales Agreement, dated as of April 5, 2019, between Auris Medical Holding Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the Commission on April 5, 2019)
4.25	Convertible Loan Agreement, dated as of September 7, 2020, by and among Auris Medical Holding Ltd., Altamira Medica AG and FiveT Capital Holding AG (incorporated by reference to exhibit 99.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on September 8, 2020)
8.1*	List of subsidiaries
12.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Elmar Schaerli pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Elmar Schaerli pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1*	Consent of Deloitte AG
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Filed herewith
†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AURIS MEDICAL HOLDING LTD.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: March 31, 2021

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements — Auris Medical Holding Ltd.

As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019, and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Auris Medical Holding Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Auris Medical Holding Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Retrospective adjustment of loss per share information

As discussed in Note 21 to the financial statements, the basic and diluted loss per share in the accompanying 2018 financial statements have been retrospectively adjusted to reflect the reverse-split ratio of 10 to 1 following the Merger on March 13, 2018, and the reverse-split ratio of 20 to 1 following the reverse share split on May 1, 2019.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Intangible Assets - Capitalized development expenditure – refer to note 2 (section development expenditures), note 3 (section intangible assets), and note 8 (intangible assets) to the financial statements

Description of the Matter

The Company capitalized development expenditure for AM-125, a product candidate for the treatment of vertigo, in the amount of CHF 2,166,054 for the year ended December 31, 2020. The total carrying value of internally developed intangible assets was CHF 7,021,685 as of December 31, 2020.

We identified the Company’s accounting treatment of capitalized development expenditure as a critical audit matter. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s judgements of technical feasibility, intention and ability to complete the development of AM-125 and to generate future economic profits from the intangible asset.

How We Addressed the Matter in Our Audit

We performed the following audit procedures amongst others, to address this critical audit matter:

●	We assessed, with the assistance of our IFRS specialist, whether the Company’s accounting policy and treatment is in line with IFRS and the underlying nature of the development of AM-125;

●	We evaluated whether technical feasibility criteria is met through assessment of the nature of the development approach of AM-125 and the results from ongoing studies;

●	We evaluated new or contradictory evidence that would affect the intention and ability to complete the development of AM-125 or to generate profits in the future, including review of minutes of meetings of the board of directors and inquiries with management and project managers throughout the year, and;

●	We tested a sample of capitalized research and development costs to evaluate if they fulfil the criteria of being directly attributable to the development of AM-125 and evaluate whether amounts agree to supporting documentation and the confirmations received from clinical research organisations (CRO) to determine whether only costs related to the development of AM-125 are capitalized.

Loan and Derivative financial instruments - Determination of accounting Treatment of Convertible LOAN agreement AND VALUATION of conversion right - refer to note 3 (convertible loans), and note 25 (loan) to the financial statements

Description of the Matter

On September 7, 2020, the Company and its affiliate Altamira Medica AG (“Altamira”) entered into a convertible loan agreement with FiveT Capital AG (“FiveT”) to raise CHF 1,500,000 to fund the initial development of AM-301. Under the convertible loan agreement, FiveT has the right to convert the outstanding principal amount, including interest, into the Company’s common shares or alternatively into Altamira shares. The pricing of conversion into common shares is at the lower of 150% of the share price at close of the disbursement date (USD 1.35 fixed on September 8, 2020) and 95% of the average price of common share at close of the 5 trading dates preceding the date of the conversion notice. However, the conversion price shall not be less than the higher of the par value and the backward-looking 3-month floor price of 75% of the average closing price of common shares. The pricing of a conversion into Altamira shares is at the lower of CHF 3.00 and the issue price of a qualified financing round, meaning that a third-party investor will hold at least 10% of Altamira shares after completion of such financing round.

The Company elected to not designate the entire hybrid contract as at fair value through profit and loss. Consequently, the hybrid contract is separated between the host contract (loan agreement) and the embedded derivative (conversion right). The loan is measured at amortized cost and the embedded derivative is measured at fair value through profit and loss. The Company estimated the fair value of the conversion right using a Monte-Carlo simulation. The simulation is based on several assumptions including estimates of the Company’s normalized equity volatility, expected exercise date, the expected execution date, the calculation of the repayment amount, as well as assumptions regarding the early repayment trigger and to the conversion option in Altamira shares.

We identified the Company’s accounting treatment and the valuation assumptions used in the valuation of the conversion right as a critical audit matter due to the unobservable inputs management uses to estimate the fair value. This required a high degree of auditor judgment and an increased extent of effort to audit and evaluate the appropriateness of the inputs.

How We Addressed the Matter in Our Audit

We performed the following audit procedures amongst others, to address this critical audit matter:

●	We assessed the appropriateness of management’s methodology and model with the assistance of our fair value specialists;

●	We assessed, with the assistance of our fair value specialists the reasonableness of the significant assumptions related to management’s valuation of the derivative, including, among others:

–	whether the normalized equity volatility used by management was reasonable by comparing the assumption used by management with objective evidence based on publicly available data of share prices;

–	whether the expected exercise date was modelled in line with the valuation methodology;

–	whether the early repayment trigger was appropriately considered in the valuation model, and;

–	whether management’s judgment used to estimate the probability that the lender would use the conversion right in exchange for subsidiary shares of Altamira Medica AG instead of Auris Medical Holding Ltd. shares was reasonable.

Deloitte AG

/s/ Matthias Gschwend	/s/ Adrian Kaeppeli
Auditor in Charge

Zurich, Switzerland
March 31, 2021

We have served as the Company’s auditor since 2014.

Consolidated Statement of Profit or Loss and Other Comprehensive Income/(Loss)

For the Years Ended December 31, 2020, 2019 and 2018

(in CHF)

	Note	2020	2019	2018
Other operating income		174,475	—	—
Research and development	16	(2,862,979)	(3,325,281)	(6,689,589)
General and administrative	17	(2,594,662)	(3,933,863)	(4,264,534)
Operating loss		(5,283,166)	(7,259,144)	(10,954,123)
Interest income	19	258	17,882	—
Interest expense	19	(135,151)	(28,628)	(1,070,177)
Foreign currency exchange loss, net		(333,553)	(219,573)	(139,870)
Revaluation gain/(loss) from derivative financial instruments	19, 24, 25, 26	(2,250,222)	663,725	1,350,071
Transaction costs	19	(219,615)	—	(520,125)
Loss before tax		(8,221,449)	(6,825,738)	(11,334,224)
Income tax gain/(loss)	20	21,284	193,837	(162,177)
Net loss attributable to owners of the Company		(8,200,165)	(6,631,901)	(11,496,401)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of CHF 0	18	(26,118)	(72,010)	1,277,192
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		88,862	16,446	(10,964)
Other comprehensive income/(loss), net of taxes of CHF 0		62,744	(55,564)	1,266,228
Total comprehensive loss attributable to owners of the Company		(8,137,421)	(6,687,465)	(10,230,173)
Basic and diluted loss per share	21	(1.36)	(2.28)	(14.46)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position

As of December 31, 2020 and 2019

(in CHF)

	Note	December 31, 2020	December 31, 2019
ASSETS
Non-current assets
Property and equipment	7	46,636	66,672
Intangible assets	8	9,115,410	6,765,613
Other non-current receivables		20,001	20,001
Total non-current assets		9,182,047	6,852,286

Current assets
Other receivables	9	80,861	335,299
Prepayments	10	277,589	434,231
Derivative financial instruments		—	219,615
Cash and cash equivalents	11	11,258,870	1,384,720
Total current assets		11,617,320	2,373,865

Total assets		20,799,367	9,226,151

EQUITY AND LIABILITIES
Equity
Share capital	12	114,172	1,650,380
Share premium		177,230,300	157,191,707
Foreign currency translation reserve		61,297	(27,565)
Accumulated deficit		(160,635,879)	(152,778,389)
Total shareholders’ (deficit)/equity attributable to owners of the Company		16,769,890	6,036,133

Non-current liabilities
Derivative financial instruments	26	6,318	4,353
Employee benefit liability	18	867,376	760,447
Deferred tax liabilities	20	125,865	147,149
Total non-current liabilities		999,559	911,949

Current liabilities
Loan	25	523,920	—
Derivative financial instruments	25	310,439	—
Trade and other payables	14	762,453	938,247
Accrued expenses	15	1,433,106	1,339,822
Total current liabilities		3,029,918	2,278,069
Total liabilities		4,029,477	3,190,018
Total equity and liabilities		20,799,367	9,226,151

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

As of December 31, 2020, 2019 and 2018

(in CHF)

	Note	Share Capital	Share Premium	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity / (Deficit)
As of January 1, 2018		19,349,556	114,648,228	(33,047)	(136,126,946)	(2,162,209)
Total comprehensive loss
Net loss		—	—	—	(11,496,401)	(11,496,401)
Other comprehensive income / (loss)		—	—	(10,964)	1,277,192	1,266,228
Total comprehensive loss		—	—	(10,964)	(10,219,209)	(10,230,173)

Transactions with owners of the Company
Reorganization of group structure		(24,347,208)	24,347,208	—	—	—
Capital increase / Exercise of warrants		5,707,988	11,550,874	—	—	17,258,862
Transaction costs		—	(1,259,587)	—	—	(1,259,587)
Share based payments	13	—	—	—	42,757	42,757
Balance at December 31, 2018		710,336	149,286,723	(44,011)	(146,303,398)	3,649,650

As of January 1, 2019		710,336	149,286,723	(44,011)	(146,303,398)	3,649,650
Total comprehensive loss
Net loss		—	—	—	(6,631,901)	(6,631,901)
Other comprehensive income / (loss)		—	—	16,446	(72,010)	(55,564)
Total comprehensive loss		—	—	16,446	(6,703,911)	(6,687,465)

Transactions with owners of the Company
Capital increase / Exercise of warrants		940,044	8,853,599	—	—	9,793,643
Transaction costs		—	(948,615)	—	—	(948,615)
Share based payments	13	—	—	—	228,920	228,920
Balance at December 31, 2019		1,650,380	157,191,707	(27,565)	(152,778,389)	6,036,133

As of January 1, 2020		1,650,380	157,191,707	(27,565)	(152,778,389)	6,036,133
Total comprehensive loss
Net loss		—	—	—	(8,200,165)	(8,200,165)
Other comprehensive income / (loss)		—	—	88,862	(26,118)	62,744
Total comprehensive loss		—	—	88,862	(8,226,283)	(8,137,421)

Transactions with owners of the Company
Reduction par value		(1,973,044)	1,973,044	—	—	—
Capital increase / Exercise of warrants		429,466	15,645,530	—	—	16,074,996
Transaction costs		—	(636,858)	—	—	(636,858)
Conversion of loan		7,370	3,056,877	—	—	3,064,247
Share based payments	13	—	—	—	368,793	368,793
Balance at December 31, 2020		114,172	177,230,300	61,297	(160,635,879)	16,769,890

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2020, 2019, and 2018

(in CHF)

	Note	2020	2019	2018
Cash flows from operating activities
Net loss		(8,200,165)	(6,631,901)	(11,496,401)
Adjustments for:
Depreciation	16, 17	20,036	30,823	72,713
Unrealized foreign currency exchange loss, net		10,818	21,290	211,214
Net interest expense	19	127,160	1,205	1,052,787
Loss on disposal of property and equipment		—	—	78,133
Share based payments	13	368,793	226,601	27,730
Transaction costs	19	219,615	—	520,125
Employee benefits		80,811	40,150	(37,491)
Revaluation loss/(gain) derivative financial instruments	19, 25, 26	2,250,222	(663,725)	(1,350,071)
Income tax loss/(gain)	20	(21,284)	(193,837)	162,177
		(5,143,994)	(7,169,394)	(10,759,084)
Changes in:
Other receivables		254,438	(18,925)	(18,390)
Prepayments		156,661	(82,948)	301,628
Trade and other payables		(175,878)	(898,088)	635,516
Accrued expenses		65,303	(224,077)	(3,391,834)
Net cash used in operating activities		(4,843,470)	(8,393,432)	(13,232,164)

Cash flows from investing activities
Purchase of property and equipment	7	—	(63,600)	—
Purchase of intangibles	8	(2,315,232)	(2,955,036)	(1,891,115)
Proceeds from disposals of property and equipment		—	—	68,160
Interest received	19	258	17,882	—
Net cash from / (used) in investing activities		(2,314,974)	(3,000,754)	(1,822,955)

Cash flows from financing activities
Proceeds from offerings and warrant exercises	12, 26	16,074,996	9,793,643	17,447,499
Transaction costs	12	(636,858)	(948,615)	(2,006,577)
Proceeds from loans	25	1,522,931	—	—
Repayment of loan			(1,463,328)	(9,272,328)
Interest paid	19, 24	—	(3,745)	(435,993)
Net cash from financing activities		16,961,069	7,377,955	5,732,601

Net increase / (decrease) in cash and cash equivalents		9,802,625	(4,016,231)	(9,322,518)
Cash and cash equivalents at beginning of the period		1,384,720	5,393,207	14,973,369
Net effect of currency translation on cash		71,525	7,744	(257,644)
Cash and cash equivalents at end of the period		11,258,870	1,384,720	5,393,207

The accompanying notes form an integral part of these consolidated financial statements.

1. Reporting entity

Auris Medical Holding Ltd. (the “Company”) is an exempted company incorporated in Bermuda and is subject to Bermuda law. The Company’s registered address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

●	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

●	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Zilentin AG, Zug, Switzerland (100%), with a nominal share capital of CHF 100,000

●	Altamira Medica AG, Zug, Switzerland (100%), with a nominal share capital of CHF 1,000,000

●	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000

●	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

●	Auris Medical Pty Ltd, Collingwood, Australia (100%), with a nominal share capital of AUD 100

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

The Company is primarily involved in the development of therapeutics that address important unmet medical needs in neurotology, rhinology and allergy and CNS disorders. The Company is focusing on the development of intranasal betahistine for the treatment of vertigo (AM-125, in Phase 2) and for the prevention of antipsychotic-induced weight gain and somnolence (AM-201, post Phase 1b). Through its affiliate Altamira Medica, the Company is developing a nasal spray for protection against airborne viruses and allergens (AM-301). In addition, it has two Phase 3 programs under development, subject to its ability to obtain non-dilutive funding or partnering: (i) Keyzilen® (AM-101), which is being developed for the treatment of acute inner ear tinnitus and (ii) Sonsuvi® (AM-111), which is being developed for the treatment of acute inner ear hearing loss.

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

These consolidated financial statements were approved by the Board of Directors of the Company on March 30, 2021.

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

Other than a tax asset in the amount of CHF 476,363 (31.12.2019: CHF 91,851), the Group has not recorded any deferred tax assets in relation to these tax losses. Deferred tax assets on tax losses were only considered to the extent that they offset taxable temporary differences within the same entity. The key factors which have influenced management in arriving at this evaluation are the fact that the business is still in a development phase and the Group has not yet a history of making profits. Should management’s assessment of the likelihood of future taxable profits change, a deferred tax asset will be recorded. Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2020 fiscal year.

Development expenditures

The project stage forms the basis for the decision as to whether costs incurred for the Group’s development projects can be capitalized. For AM-201, AM-301, AM-101 and AM-111 clinical development expenditures are not capitalized until the Group obtains regulatory approval (i.e. approval to commercially use the product), as this is considered to be essentially the first point in time where it becomes probable that future revenues can be generated. For the Group’s intranasal betahistine program for the treatment of vertigo (AM-125), however, the development is primarily focused on the delivery route and formulation and not the drug itself (already an approved generic) and aims to demonstrate higher bioavailability through intranasal delivery. Given the nature of the development approach and the fact that there is an existing market in which oral betahistine for the treatment of vertigo has been approved, direct development expenditures have been capitalized. In addition, the Group has capitalized certain milestone payments with regarding to license payments.

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

Research and Development and Accrued Expenses

The Company records the costs associated with research, nonclinical and clinical trials, and manufacturing process development as incurred. These costs are a significant component of the Company’s research and development expenses, with a substantial portion of the Company’s on-going research and development activities being conducted by third party service providers, including contract research and manufacturing organizations.

The Company accrues for expenses resulting from obligations under agreements with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), and other outside service providers for which payment flows do not match the periods over which materials or services are provided to the Company. Accrued expenses are recorded based on estimates of services received and efforts expended pursuant to agreements established with CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. The Company makes significant judgments and estimates in determining the accrued expense balance in each reporting period. In the event advance payments are made to a CRO, CMO, or outside service provider, the payments will be recorded as prepayments which will be expensed as the contracted services are performed. Inputs, such as the services performed, the number of patients enrolled, or the trial duration, may vary from the Company’s estimates. As actual costs become known, the Company adjusts its prepayments and accrued expenses.

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

The Chief Executive Officer is determined to be the Group’s Chief Operating Decision Maker (“CODM”). The CODM assesses the performance and allocates the resources of the Group as a whole, as all of the Group’s activities are focusing on the development of therapeutics for the treatment and prevention of ear, nose, throat and related disorders. Financial information is only available for the Group as a whole. Therefore, management considers there is only one operating segment under the requirements of IFRS 8, Operating Segments.

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

Closing rates for the most significant foreign currencies relative to CHF:

Currency		Geographical area	Reporting entities	December 31, 2020	December 31, 2019	December 31, 2018
CHF	Swiss Franc	Switzerland	5	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.8840	0.9674	0.9827
EUR	Euro	Europe	1	1.0817	1.0855	1.1283
AUD	Dollar	Australia	1	0.6822	—	—

Average exchange rates for the year for the most significant foreign currencies relative to CHF:

Currency		Geographical area	Reporting entities	2020	2019	2018
CHF	Swiss Franc	Switzerland	5	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9581	0.9938	0.9768
EUR	Euro	Europe	1	1.0825	1.1128	1.1573
AUD	Dollar	Australia	1	0.6546	—	—

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

Expenditures on the Group’s development programs are generally not capitalized except if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. For the development projects of the Group, these criteria are generally only met when regulatory approval for commercialization is obtained. This has been the general assessment for AM-201, AM-301, AM-101, and AM-111. For the AM-125 program for the treatment of vertigo it is the Group’s assessment that the criteria mentioned above are met and therefore direct development expenditures have been capitalized for AM-125 in 2018, 2019 and 2020. Intellectual property-related costs for patents are part of the expenditure for research and development projects. Therefore, the costs for the prosecution and registration of patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization. In case of AM-125, where in 2019 a US patent was issued and a related EU application was allowed, prosecution and registration costs have been capitalized as the criteria have been met.

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

Amortization

All licenses of the Group have finite lives. Amortization will commence once the Group’s intangible assets are available for use which will be the case after regulatory approvals are obtained and the related products are available for use. Amortization of licenses is calculated on a straight-line basis over the period of the expected benefit or until the license expires, whichever is shorter. The estimated useful life is 10 years or the remaining term of patent protection. The Group assesses at each statement of financial position date whether intangible assets which are not yet ready for use are impaired.

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

Convertible loans

In a convertible loan classified as a hybrid contract containing a host and a separated embedded derivative, both classified as liability, the carrying amount of the host contract at initial recognition is the difference between the carrying amount of the hybrid contract and the fair value of the embedded derivative. Transaction costs that relate to the issue of the convertible loan are allocated to the host and embedded derivative in proportion to the allocation of the gross proceeds. Transaction costs relating to the embedded derivative are immediately recognized in profit and loss. Transaction costs relating to the host contract are included in the carrying amount of the liability. The host contract is then subsequently measured at amortized cost, using the effective interest method.

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

Derivative Financial Instruments

Derivative financial instruments (assets) are accounted as the cost to obtain the rights from a third party to issue shares under the purchase agreement and changes in fair value are shown as profit or loss. The fair value calculation of the derivative financial instrument (asset) is adjusted on the utilization of the asset based on total dollar amount of the purchase agreement.

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

Embedded Derivatives

Derivatives may be embedded in another contractual arrangement. The Group accounts for an embedded derivative separately from the host contract when:

-	The host contract is not an asset in the scope of IFRS 9

-	The host contract is not itself carried at fair value through profit and loss (FVPL)

-	The terms of the Embedded Derivative would meet the definition of a derivative if they were contained in a separate contract

-	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host

The separated embedded derivatives were measured at fair value by an independent consultant applying a simulation –based valuation approach. Assumptions are made for volatility, risk free rate and other features of the instrument. All changes in the fair value of embedded derivatives were recognized in profit and loss.

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

Employee benefits

The Group maintains a pension plan for all employees in Switzerland through payments to a legally independent collective foundation. This pension plan qualifies under IFRS as defined benefit pension plan. There are no pension plans for the subsidiaries in Ireland, Australia and the United States.

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

The share-based compensation plans qualify as equity settled plans. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. Under the Auris Medical Holding Ltd. Long Term Equity Incentive Plan (the “Equity Incentive Plan” or “EIP”), 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors granted from 2016 onwards vest after a period of one year after the grant date.

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

4. New standards, amendments and interpretations adopted by the Group

In 2020, the following revised standards have been adopted:

IFRS 3	Amendments to IFRS 3, Definition of a business
IAS 1/IAS 8	Amendments to IAS 1 and IAS 8, Definition of material
IFRS 9/IAS 39/IFRS 7	Amendments to IFRS 9, IAS 39 and IFRS7, Interest Rate Benchmark Reform – Phase 1
IFRS 16	COVID-19 Rent-related Concessions (Amendments to IFRS 16)
Conceptual Framework	Amendments to References to the Conceptual Framework (Various Standards)

Adoption has not had a material impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2021, and have not been applied in preparing these consolidated financial statements.

Standard/Interpretation		Impact	Effective date	Planned application by the Group
New standards, interpretations or amendments
IFRS 9/IAS 39/IFRS 7/IFRS 4/IFRS 16	Amendments to IFRS 9/IAS 39/IFRS 7/IFRS 4/IFRS 16, Interest Rate Benchmark Reform – Phase 2	1)	January 1, 2021	FY 2021

IAS 16	Amendments to IAS 16, Proceeds before Intended Use	1)	January 1,2022	FY 2022

IAS 37	Amendments to IAS 37, Onerous contracts – Costs of Fulfilling a Contract	1)	January 1, 2022	FY 2022

IFRS 3	Amendments to IFRS 3, References to the Conceptual Framework	1)	January 1, 2022	FY 2022

IFRS 1, IFRS 9, IFRS 16, IAS 41	Annual improvements to IFRS Standards 2018-2020 Cycle	1)	January 1, 2022	FY 2022

IFRS 17	Insurance contracts	1)	January 1, 2023	FY 2023

IAS 1	Amendments to IAS 1, Classification of Liabilities as Current or Non-current	1)	January 1, 2023	FY 2023

1)	No material impact on the Group is expected from these standards and amendments issued but not effective.

5. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

	December 31, 2020	December 31, 2019
Financial assets
Cash and cash equivalents	11,258,870	1,384,720
Loans and receivables
Other receivables	10,040	80,040
Total financial assets	11,268,910	1,464,760

Financial liabilities
At amortized cost
Trade and other payables	762,453	938,247
Accrued expenses	1,433,106	1,339,822
Loan	523,920	—
At fair value through profit and loss
Derivative financial instruments	316,757	4,353
Total financial liabilities	3,036,236	2,282,422

Fair values

The carrying amount of cash and cash equivalents, other receivables, trade and other payables, accrued expenses and loan is a reasonable approximation of their fair value due to the short-term nature of these instruments.

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk, interest rate and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2020 and 2019 to hedge risk exposures. The Group invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. The Group allocates its liquid assets to first tier Swiss or international banks.

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

The table below analysis the remaining contractual maturities of financial liabilities, including estimated interest payments as of December 31, 2020 and 2019. The amounts disclosed in the table are the undiscounted cash flows:

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2020
Trade and other payables	762,453	762,453	—	—	762,453
Accrued expenses	1,433,106	1,433,106	—	—	1,433,106
Loan and borrowings	523,920	473,920	50,000		523,920
Derivative financial instruments	316,757	310,439	—	6,318	316,757
Total	3,036,236	2,979,918	50,000	6,318	3,036,236

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2019
Trade and other payables	938,247	938,247	—	—	938,247
Accrued expenses	1,339,822	1,339,822	—	—	1,339,822
Loan and borrowings	—	—	—	—	—
Derivative financial instruments	4,353	—	—	4,353	4,353
Total	2,282,422	2,278,069	—	4,353	2,282,422

Fair value measurement

	Fair values as at		Fair
Financial assets / liabilities	December 31, 2020	December 31, 2019	value hierarchy	Valuation technique(s) and key input(s)
Derivative financial liabilities – Warrants from public offerings	Liability 6,318	Liability 4,353	Level 2

Black-Scholes option pricing model

The share price is determined by Company’s NASDAQ quoted-price. The strike price and maturity are defined by the contract. The volatility assumption is driven by Company’s historic quoted share price and the risk free rate is estimated based on observable yield curves at the end of each reporting period.

Derivative financial liabilities – Embedded derivatives	310,439	—	Level 3

Monte Carlo simulation model

The valuation is based on input parameters classified as level 3. Input parameters include the historical volatility of AMHL shares, risk-free rate, expected remaining life, expected exercise date and share prices of AMHL at valuation dates.

Derivative financial asset	Asset	Asset	Level 3	The fair value is equal to the price paid to the counter party for obtaining the right under the purchase agreement.
	—	219,615		Subsequent, the fair value is adjusted proportionally for the part of the right consumed.

For level 3 financial liability, the sensitivity analysis below represents the potential absolute change in fair value. The favorable and unfavorable effects on the result before taxes, resulting from using reasonably alternative assumptions for the valuation of the option component of the Convertible Loan (FiveT) has been calculated by recalibrating the modes using unobservable inputs based on an average volatility of 5%.

	Dec 31, 2020		Dec 31, 2019
	Increase/Decrease in volatility assumption	Effect on result before taxes on CHF	Increase/Decrease in volatility assumption	Effect on result before taxes on CHF
Change in volatility	+5%	2,770	-
	-5%	-5,475	-

Changes in liabilities arising from financing activities

			Non-cash changes
	01.01.2020	Financing Cash Flows 1)	Fair value revaluation	Other changes 2)	31.12.2020
Derivative financial instrument	4,353	—	219,315	93,089	316,757
Loans	—	1,522,931	—	(999,011)	523,920
Total	4,353	1,522,931	219,315	(905,922)	840,677

			Non-cash changes
	01.01.2019	Financing Cash Flows 1)	Fair value revaluation	Other changes 2)	31.12.2019
Derivative financial instrument	675,328	—	(663,725)	(7,250)	4,353
Loans	1,435,400	(1,463,328)	—	27,928	—
Total	2,110,728	(1,463,328)	(663,725)	20,678	4,353

1)	The financing cash flows are from loan borrowings or loan repayments.
2)	Other non-cash changes include recognition of derivative, partial conversion and amortization of convertible loan, accrued interest and Foreign Exchange-Difference.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from other receivables. The Company’s policy is to invest funds in low risk investments including interest bearing deposits. Other receivables were current as of December 31, 2020 and December 31, 2019, not impaired and included only well-known counterparties.

The Group has been holding cash and cash equivalents in the Group’s principal operating currencies (CHF, USD, EUR and AUD) with international banks of high credit rating.

The Group’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

	December 31, 2020	December 31, 2019
Financial assets
Cash and cash equivalents	11,258,870	1,384,720
Other receivables	10,040	80,040
Total	11,268,910	1,464,760

As of December 31, 2020 and December 31, 2019 other receivables consisted in a bank deposit for guaranteeing credit card liabilities.

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

	2020		2019
in CHF	USD	EUR	USD	EUR
Cash and cash equivalents	9,214,709	694,287	1,041,695	125,631
Other receivables	479	—	154,063	—
Trade and other payables	(75,712)	(397,853)	(51,527)	(526,637)
Accrued expenses	(34,648)	(569,400)	(750,949)	(175,826)
Net statement of financial position exposure -asset/(liability)	9,104,828	(272,966)	393,282	(576,832)

As of December 31, 2020, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 455,241 (2019: CHF 19,664) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 13,648 (2019: CHF 28,841) increase or decrease in the net result.

The Company has subsidiaries in the United States, Australia and Ireland, whose net assets are exposed to foreign currency translation risk. Due to the small size of the subsidiaries the translation risk is not significant.

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

6. Segment information

Geographical information

The Group’s non-current assets by the Company’s country of domicile were as follows:

	December 31, 2020	December 31, 2019
Switzerland	9,030,778	6,852,286
Australia	151,269	—
Total	9,182,047	6,852,286

Non-current assets exclude financial instruments.

7. Property and Equipment

	Production equipment	Office furniture and EDP	Total
At cost
As of January 1, 2019	289,888	233,706	523,594
Additions	63,600	—	63,600
Disposals	—	—	—
As of December 31, 2019	353,488	233,706	587,194
Additions	—	—	—
Disposals	—	—	—
As of December 31, 2020	353,488	233,706	587,194

Accumulated depreciation
As of January 1, 2019	(270,408)	(219,291)	(489,699)
Charge for the year	(20,083)	(10,740)	(30,823)
Disposals	—	—	—
As of December 31, 2019	(290,491)	(230,031)	(520,522)
Charge for the year	(16,481)	(3,555)	(20,036)
Disposals	—	—	—
As of December 31, 2020	(306,972)	(233,586)	(540,558)

Net book value
As of December 31, 2019	62,997	3,675	66,672
As of December 31, 2020	46,516	120	46,636

As of December 31, 2020, and 2019 no items of property and equipment were pledged.

8. Intangible assets

	Licenses	IP & Data rights	Patents	Internally generated	Total
At cost
As of January 1, 2019	1,482,520	193,989	—	1,858,731	3,535,240
Additions	—	—	239,593	2,990,780	3,230,373
As of December 31, 2019	1,482,520	193,989	239,593	4,849,511	6,765,613
Exchange differences				6,120	6,120
Additions	—	—	177,623	2,166,054	2,343,677
As of December 31, 2020	1,482,520	193,989	417,216	7,021,685	9,115,410

Accumulated amortization and impairment losses
As of December 31, 2019	—	—	—	—	—
As of December 31, 2020	—	—	—	—	—

Net book value
As of December 31, 2019	1,482,520	193,989	239,593	4,849,511	6,765,613
As of December 31, 2020	1,482,520	193,989	417,216	7,021,685	9,115,410

Intangible assets comprise upfront and milestone payments related to licenses. In 2013 a milestone payment of CHF 1,125,000 related to the AM-111 program was recorded. Amortization will commence once the intangible assets are available for use, which will be the case after regulatory approvals are obtained and the related products are available for use.

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

On December 6, 2018, in two related transactions, the Company acquired an Orphan Drug Designation for betahistine in the treatment of obesity associated with Prader-Willi syndrome (PWS). In a related transaction, on May 15, 2019, the Company acquired two U.S. Patents relating to the use of betahistine for the treatment of depression and attention-deficit / hyperactivity disorder (ADHD), respectively. The Company recorded CHF 47,409 as intangibles related to these transactions.

In 2019, a US patent on AM-125 was issued and a related EU application was allowed. As a consequence, we started to capitalize prosecution and registration costs. In 2020, we capitalized CHF 177,623 (2019: CHF 239,593).

Commencing with the business year 2018, the Company recorded intangibles related to direct development expenditure of its AM-125 program. The capitalized amount for the year ended December 31, 2020 was CHF 2,343,677 (2019: CHF 3,230,373).

No amortization or impairment was recorded in 2020 and 2019.

9. Other receivables

	December 31, 2020	December 31, 2019
Advance payments to suppliers	479	—
Value added tax receivable	38,337	26,438
Withholding tax receivable	6,087	24,113
Deposit credit cards	10,040	80,040
Other	25,918	204,708
Total other receivables	80,861	335,299

Other receivables were not considered impaired in the years under review.

10. Prepayments

	December 31, 2020	December 31, 2019
Advance payments to suppliers	5,020	40,461
Clinical projects and related activities	164,916	265,842
Insurance	104,590	114,016
Other	3,063	13,912
Total prepayments	277,589	434,231

11. Cash and cash equivalents

	December 31, 2020	December 31, 2019
Cash in bank accounts	11,258,870	1,383,182
Cash on hand	—	1,538
Total cash and cash equivalents	11,258,870	1,384,720

12. Capital and reserves

Share capital

The issued share capital of the Company at December 31 consisted of:

	December 31, 2020		December 31, 2019
	Number	CHF	Number	CHF
Common shares with a par value of CHF 0.01 each	11,417,159	114,172	—	—
Common shares with a nominal value of CHF 0.40	—	—	4,125,949	1,650,380
Total	11,417,159	114,172	4,125,949	1,650,380

	Common Shares (Number)
	2020	2019
As of January 1	4,125,949	1,775,839
Public offering	—	2,161,280
Exercise of warrants	1,263,845	—
LPC equity line	1,610,120	89,880
ATM program	1,628,827	98,950
Share-based payments (bonus)	51,418	—
Conversion convertible loan	737,000	—
Registered direct offering	2,000,000	—
Total, as of December 31	11,417,159	4,125,949

On December 3, 2020, the Company entered into securities purchase agreements with several institutional investors for the purchase and sale of 2,000,000 common shares at an offering price of $4.00 per share, pursuant to a registered direct offering. The net proceeds of the offering were approximately $7.3 million.

On December 1, 2020, a tranche of the convertible loan provided by FiveT (please refer to note 25) in the amount of CHF 895,455 was converted into 737,000 common shares at a conversion price of $1.35.

On April 23, 2020, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2020 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to USD 10,000,000 of our common shares over the 30-month term of the purchase agreement. In 2020, we issued 1,200,000 of our common shares to LPC for an aggregate amount of USD 1.1 million. The 2020 Commitment Purchase Agreement replaced the 2018 Commitment Purchase Agreement. Under the 2018 Commitment Purchase Agreement agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. Prior to its termination we had issued 587,500 common shares for aggregate proceeds of $1.8 million to LPC under the LPC Purchase Agreement. The Purchase Agreement replaced the Purchase Agreement that we entered into with LPC on October 10, 2017 (the “2017 Commitment Purchase Agreement”), which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares, and prior to its termination, we had issued an aggregate of 2,600,000 (pre-merger) common shares for aggregate proceeds of $1.8 million to LPC under the 2017 Commitment Purchase Agreement.

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants was CHF 0.01 per common share and for the warrants CHF 4.34. The net proceeds to us from the May 2019 Registered Offering were approximately $7.7 million, after deducting underwriting discounts and other offering expenses payable by us. All pre-funded warrants were exercised in 2019. In December 2020, 1,263,845 warrants were exercised, leaving 897,435 warrants outstanding as of December 31, 2020. These remaining warrants were exercised in March 2021.

On November 30, 2018, we entered into the A.G.P. Sales Agreement with A.G.P. Pursuant to the terms of the A.G.P. Sales Agreement, as amended on April 5, 2019, we may offer and sell our common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, we may sell common shares up to a maximum aggregate offering price of $25.0 million. In 2020, we sold 1,628,827 shares under the ATM. As of the date of this Annual Report, we have sold 1,758,618 of our common shares for an aggregate offering price of $3.2 million pursuant to the A.G.P. Sales Agreement. In 2019, we sold 98,954 shares for an aggregate offering price of $978,415. The related transaction costs of CHF 71,161 were charged to equity.

On November 27, 2018 and December 11, 2018, the Company entered into purchase agreements with FiveT Capital AG, providing for the issuance and sale by us of an aggregate of 165,750 of its common shares for an aggregate purchase price of CHF 1.6 million in two separate registered direct offerings.

On July 17, 2018 the Company completed a public offering of 897,435 common shares with a nominal value of CHF 0.40, Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares (the “July 2018 Registered Offering”). As of December 31, 2019, the exercise price for the Series A Warrants was CHF 7.80 per common share and the exercise price for the Series B Warrants was CHF 3.95 per common share (which exercise price was automatically adjusted due to the May 2019 Registered Offering). Since the July 2018 Registered Offering, certain Series A warrant holders exercised their warrant shares to purchase 145,226 common shares of the Company and certain Series B warrant holders exercised warrant shares to purchase 143,221 common shares. On June 18, 2020, the Series B warrants expired without further warrants being exercised. The net proceeds to the Company from the July 2018 Registered Offering were approximately CHF 6.2 million, after deducting underwriting discounts and other offering expenses payable by us. The Company had transaction costs amounting to CHF 851,692. The transaction costs were recorded as CHF 742,833 in equity for the issuance of common shares and CHF 108,809 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

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

On January 30, 2018, the Company completed a public offering of 62,499 common shares and concurrent offering of warrants, each warrant entitling its holder to purchase 0.6 common shares (the “January 2018 Registered Offering”). The net proceeds to the Company from the January 2018 Registered Offering were approximately CHF 4.5 million, after deducting placement agent fees and other estimated offering expenses payable by the Company. As of December 31, 2020, the outstanding warrants issued in the January 2018 Registered Offering were exercisable for up to 37,501 common shares (assuming the Company rounds up fractional common shares to the next whole common share) at an exercise price of $100.00 per common share. As of December 31, 2019 the outstanding warrants were exercisable for up to 37,501 common shares at an exercise price of $100.00 per common share. The Company had transaction costs amounting to CHF 654,985. The transaction costs were recorded as CHF 341,226 in equity for the issuance of the common shares and CHF 313,760 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

Authorized share capital

On January 24, 2019, our board of directors determined that it would be in our best interest to change our legal seat and jurisdiction of incorporation, respectively, from Switzerland to Bermuda (the “Redomestication”). The Company’s Memorandum of Continuance and the Bye-laws that were adopted at an extraordinary meeting of shareholders held on March 8, 2019 provided for an authorized share capital of 200,000,000 common shares and 20,000,000 preference shares. Following a reverse share split at a ratio of 20-for-1 on May 1, 2019, a decision by the annual general meeting of shareholders on June 4, 2020 to increase the authorized share capital and the reduction of the par value of June 30, 2020, our authorized share capital consists of 25,000,000 common shares, par value CHF 0.01 per share, and 20,000,000 preference shares, par value CHF 0.02 per share.

13. Share-based compensation

Description

In 2014, the Group introduced an equity incentive plan (the (“EIP”) as amended in 2017 and 2019. In September 2019, all employees and directors of the Company opted-in to forfeit all option grants received prior to 2019 in exchange for new options (the “September 2019 Conversion Grant”). The number of new options was calculated on a value neutral basis using the Black-Scholes model. Including the September 2019 Conversion Grant, the Company granted 390,620 options in 2019 under the EIP. Plan C was terminated in 2019. The last outstanding options under Plan C were replaced by the September 2019 Conversion Grant. In 2020, the Company granted 726,637 options under the EIP.

Holders of vested options are entitled to purchase common shares of the Company. Under the Equity Incentive Plan, the Board of Directors defined the exercise price as the average daily closing price of the Company’s shares during the 30 days preceding the date of grant. All options are to be settled by the physical delivery of shares. The key terms and conditions related to the grants under these programs at December 31, 2020 are as follows:

Plan	Number of options outstanding	Vesting conditions	Contractual life of options
Equity Incentive Plan Board	237,083	1 year service from grant date	6 years
Equity Incentive Plan Management & Staff	399,738	2 years’ service from grant date (50%)	8 years
Equity Incentive Plan Management & Staff	399,738	3 years’ service from grant date (50%)	8 years

Measurement of fair values

The fair value of the options was measured based on the Black-Scholes formula.

Stock Option Plan
	Equity Incentive Plan 2020	Equity Incentive Plan 2020	Equity Incentive Plan 2019	Equity Incentive Plan 2019
Fair value at grant date	USD 0.325 (2 year vesting) 1) USD 0.391 (3 year vesting) 1)	USD 0.258 (1 year vesting) 2) USD 0.514 (2 year vesting) 2) USD 0.578 (3 year vesting) 2)	USD 0.715 (1 year vesting) 1) USD 1.006 (2 year vesting) 1) USD 1.193 (3 year vesting) 1)	USD 1.495 (1 year vesting) 2) USD 2.196 (2 year vesting) 2) USD 2.596 (3 year vesting) 2)
Share price at grant date	USD 0.79	USD 0.92	USD 1.76	USD 3.35
Exercise price	USD 0.878	USD 0.825	USD 2.07	USD 5.75
Expected volatility	84.96%	72.72%	119.41%	156.26%
Expected life	2 and 3 years	1, 2 and 3 years	1, 2 and 3 years	1, 2 and 3 years
Expected dividends	—	—	—	—
Risk-free interest rate	0.82%	0.61%	1.62%	2.29%

1)	October grants for the respective year
2)	April grants for the respective year

The Company uses its own historic volatility to calculate expected volatility. The expected life of all options is assumed to correspond to the vesting period.

The total expense recognized for equity-settled share-based payment transactions were CHF 368,793 in 2020 (2019: CHF 228,920, 2018: CHF 42,757).

Share based compensation loss related to employee stock options amounted to CHF 351,401 in 2020 (2019: CHF 226,601, 2018: CHF 27,730).

Share based compensation expense of CHF 0 related to the purchase of intangibles was capitalized for the year ended December 31, 2020 (2019: CHF 2,319, 2018: 15,027).

The number and weighted average exercise prices (in CHF) of options under the share option programs are as follows:

	2020			2019
	Number of options	Weighted average exercise price	Weighted average remaining term	Number of options	Weighted average exercise price	Weighted average remaining term
Outstanding at January 1	324,053	3.01	7.60	992,777	1.10	7.45
Replacement of historical grants	—	—	—	(992,777)	—	—
New grant with new exercise price	—	—	—	39,191	—	—
Expired during the year	—	—	—	—	—	—
Forfeited during the year	—	—	—	(66,567)	—	—
Exercised during the year	—	—	—	—	—	—
Granted during the year	714,484	0.87	—	351,429	3.30	—
Outstanding at December 31	1,038,537	1.58	7.01	324,053	3.01	7.60
Exercisable at December 31	37,576	—	—	—	—	—

The range of exercise prices for outstanding options was CHF 0.73 to CHF 27.93 as of December 31, 2020 and CHF 2.00 to CHF 5.56 as of December 31, 2019.

14. Trade and other payables

	December 31, 2020	December 31, 2019
Trade accounts payable - third parties	722,272	906,501
Other	40,181	31,746
Total trade and other payables	762,453	938,247

15. Accrued expenses

	December 31, 2020	December 31, 2019
Accrued research and development costs including milestone payments	1,105,089	1,019,563
Professional fees	172,273	108,519
Accrued vacation & overtime	44,466	23,377
Employee benefits incl. share based payments	101,821	47,916
Other	9,457	140,447
Total accrued expenses	1,433,106	1,339,822

16. Research and development expense

	December 31, 2020	December 31, 2019	December 31, 2018
Pre-clinical projects	242,617	182,346	873,453
Clinical projects	476,972	993,085	846,235
Drug manufacturing and substance	614,744	481,453	2,185,292
Employee benefits and expenses	1,120,814	1,373,543	1,652,791
Lease expenses from short-term lease	34,147	26,057	65,921
Patents and trademarks	246,592	168,367	634,986
Regulatory projects	110,612	80,347	398,426
Depreciation tangible assets	16,481	20,083	32,485
Total research and development expense	2,862,979	3,325,281	6,689,589

Research and development expense were capitalized in the amount of CHF 2,343,677 during 2020 compared to CHF 3,230,373 in 2019.

17. General and administrative expense

	December 31, 2020	December 31, 2019	December 31, 2018
Employee benefits and expenses	811,373	1,010,708	1,084,112
Business development	95,663	113,959	43,816
Travel expenses	28,898	102,679	70,944
Administration expenses	1,645,530	2,653,914	2,797,526
Lease expenses from short-term lease	13,871	27,362	52,416
Depreciation tangible assets	3,555	10,740	186,520
Capital tax expenses	(4,228)	14,501	29,200
Total general and administrative expenses	2,594,662	3,933,863	4,264,534

18. Employee benefits

	December 31, 2020	December 31, 2019	December 31, 2018
Salaries	1,260,359	1,832,382	2,542,952
Pension costs	156,843	130,792	108,978
Other social benefits	116,290	217,448	188,138
Share based payments costs	351,401	226,601	27,730
Other personnel expenditures	47,295	(22,973)	(130,895)
Total employee benefits	1,932,188	2,384,250	2,736,903

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

The old age benefits are based on retirement savings for each employee, coupled with annual retirement credits and interest (there is no possibility to credit negative interest). At retirement age, the insured members can choose whether to take a pension for life, which includes a spouse’s pension, or a lump sum. In addition to retirement benefits, the plan benefits also include disability and death benefits. Insured members may also buy into the scheme to improve their pension provision up to the maximum amount permitted under the rules of the plan and may withdraw funds early for the purchase of a residential property for their own use subject to limitations under Swiss law. On leaving the Company, retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This type of benefit may result in pension payments varying considerably between individual years. In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits. In Switzerland, the minimum interest rate applicable to these minimum retirement savings is set by the Swiss Federal Council at least once every two years. The rate was 1.00% in 2018, 1.00% in 2019 and 1.00% in 2020.

The assets are invested by the collective foundation to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss BVG. Therefore, disaggregation of the pension assets and presentation of plan assets in classes that distinguish the nature and risks of those assets is not possible. Under the Plan, both the Company and the employee share the costs equally. The structure of the plan and the legal provisions of the BVG mean that the employer is exposed to actuarial risks. The main risks are investment risk, interest risk, disability risk and the risk of longevity. Through the affiliation to a collective foundation, the Company has minimized these risks, since they are shared between a much greater number of participants.

For accounting purposes under IFRS, the plan is treated as a defined benefit plan.

The following tables present information about the net defined benefit liability and its components:

Change in defined benefit obligation

	2020	2019
Defined benefit obligation at January 1	3,087,947	3,085,625
Service costs	151,624	138,580
Plan participants’ contribution	76,032	107,618
Interest cost	9,482	27,335
Actuarial losses	58,912	145,385
Transfer-out amounts	(201,310)	(445,457)
Transfer-in amounts of new employees	346,915	28,861
Defined benefit obligation at December 31	3,529,602	3,087,947

The defined benefit obligation includes only liabilities for active employees. The weighted average modified duration of the defined benefit obligation at December 31, 2020 is 21.9 years (2019: 22.6 years).

Change in fair value of plan assets

	2020	2019
Fair value of plan assets at January 1	2,327,500	2,437,338
Interest income	7,429	22,198
Return on plan assets excluding interest income	32,794	73,375
Employer contributions	76,032	107,618
Plan participants’ contributions	76,032	107,618
Transfer-out amounts	(201,310)	(445,457)
Transfer-in amounts of new employees	346,915	28,861
Administration expense	(3,166)	(4,051)
Fair value of plan assets at December 31	2,662,226	2,327,500

Net defined benefit liability recognized in the statement of financial position

	December 31, 2020	December 31, 2019
Present value of funded defined benefit obligation	3,529,602	3,087,947
Fair value of plan assets	(2,662,226)	(2,327,500)
Net defined benefit liability	867,376	760,447

Defined Benefit Cost

	2020	2019	2018
Service cost	151,624	138,580	90,162
Net interest expense	2,053	5,137	14,541
Administration expense	3,166	4,051	6,009
Total defined costs for the year recognized in profit or loss	156,843	147,768	110,712

Remeasurement of the Defined Benefit Liability

	2020	2019	2018
Actuarial loss (gain) arising from changes in financial assumptions	13,031	360,541	(119,117)
Actuarial loss arising from experience adjustments	45,881	(215,156)	(1,792,265)
Actuarial gain arising from demographic assumptions	—	—	—
Return on plan assets excluding interest income	(32,794)	(73,375)	634,190
Total defined benefit cost for the year recognized in the other comprehensive loss	26,118	72,010	(1,277,192)

Assumptions

At December 31	2020	2019	2018
Discount rate	0.20%	0.30%	0.95%
Future salary increase	0.60%	1.10%	1.10%
Pension indexation	0.00%	0.00%	0.00%
Mortality and disability rates	BVG2015G	BVG2015G	BVG2015G

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

December 31,	2020	2019
Change in assumption	0.25% increase	0.25% increase
Discount rate	(166,228)	(148,884)
Salary increase	13,602	14,395
Pension indexation	88,460	74,976
Change in assumption	+ 1 year	+ 1 year
Life expectancy	88,215	73,484

19. Finance income and finance expense

	2020	2019	2018
Interest income	258	17,882	—
Net foreign currency exchange gain	3,207,649	1,343,153	1,103,067
Revaluation gain from derivative financial instruments	—	663,725	1,350,071
Total finance income	3,207,907	2,024,760	2,453,138
Interest expense (incl. Bank charges)	135,151	28,628	1,070,177
Net foreign currency exchange loss	3,541,202	1,562,725	1,242,938
Revaluation loss from derivative financial instruments	2,250,222	—	—
Transaction costs	219,615	—	—
Total finance expense	6,146,190	1,591,353	2,313,115
Finance (expense)/income, net	(2,938,283)	433,407	140,023

In 2020, CHF 2,248,257 of the revaluation loss from derivative financial instruments is related to the revaluation of the financial derivatives embedded in the FiveT convertible loan (note 25), both at partial conversion and at year-end. CHF 1,965 of the revaluation loss is related to the revaluation of outstanding warrants from public offerings (note 26). In 2019 and 2018 there was a revaluation gain from derivative financial instruments of CHF 663,725 and CHF 1,350,071 respectively. In 2020, net foreign currency exchange gains contain translation gains of CHF 71,525 (2019: CHF 7,744; 2018: CHF 264,029) which arose on the Company’s USD and EUR denominated cash and cash equivalents. In 2020, finance expenses did not include any interest paid (2019: CHF 3,745; 2018: CHF 435,993).

20. Taxation

The Group’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

	2020	2019	2018
Deferred income tax expense	(389,384)	(213,355)	(294,056)
Deferred income tax gain	410,668	407,192	131,879
	21,284	193,837	(162,177)

The Group’s effective income tax expense differed from the expected theoretical amount computed by applying the Group’s applicable weighted average tax rate of 12.1% in 2020 (2019: 12.5%, 2018: 21.1%) as summarized in the following table:

Reconciliation	2020	2019	2018
Loss before income tax	(8,221,449)	(6,825,738)	(11,334,224)
Income tax at statutory tax rates applicable to results in the respective countries	991,120	854,636	2,397,177
Effect of unrecognized temporary differences	(302,557)	89,974	140,371
Effect of unrecognized taxable losses	(184,881)	(913,309)	(2,553,594)
Effect of utilization of previously unrecognized taxable losses	—	193,155	—
Effect of impairment of deferred tax assets	—	(131,055)	—
Effect of previously unrecognized deferred tax asset	97,458	20,977	114,116
Effect of expenses deductible for tax purposes	—	—	—
Effect of expenses not considerable for tax purposes	(47,894)	(29,549)	—
Effect of changes in local tax legislation and/or local tax rates	—	110,758	—
Effect of impact from application of different tax rates	(531,962)	(1,750)	(260,247)
Effect of unrecognized taxable losses in equity	—	—	—
Income tax gain/(loss)	21,284	193,837	(162,177)

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of December 31 is presented below:

Deferred Tax Liabilities	December 31, 2020	December 31, 2019
Intangible assets	(252,174)	(212,844)
Deferred unrealized foreign exchange gains	(350,054)	—
Derivative financial asset	—	(26,156)
Total	(602,228)	(239,000)

Deferred Tax Asset	December 31, 2020	December 31, 2019
Net operating loss (NOL)	476,363	91,851
Total	476,363	91,851
Deferred Tax, net	(125,865)	(147,149)

Deferred Tax 2020	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(212,844)	(39,330)	—	(252,174)
Hercules Loan Facility	—	—	—	—
Deferred unrealized foreign exchange gains	—	(350,054)	—	(350,054)
Derivative financial asset	(26,156)	26,156	—	—
Net operating loss (NOL)	91,851	384,512	—	476,363
Total	(147,149)	21,284	—	(125,865)

Deferred Tax 2019	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(627,540)	414,696	—	(212,844)
Hercules Loan Facility	(889)	889	—	—
Derivative financial asset	(17,763)	(8,393)	—	(26,156)
Net operating loss (NOL)	305,206	(213,355)	—	91,851
Total	(340,986)	193,837	—	(147,149)

As of December 31, 2020, the Group had unrecognized tax loss carryforwards amounting to CHF 114.0 million (2019: CHF 151.5 million), of which CHF 113.0 million related to Auris Medical AG, Otolanum AG, Zilentin AG and Altamira Medica AG in Switzerland, CHF 1.0 million to Auris Medical Inc. in the United States and CHF 0.0 million to Auris Medical PTY in Australia (2019: CHF 150.4 million for Auris Medical AG, Auris Medical Holding Ltd. and Otolanum AG and CHF 1.1 million for Auris Medical Inc.).

The Group’s unrecognized tax loss carryforwards with their expiry dates are as follows:

	December 31, 2020	December 31, 2019
Within 1 year	19,575,171	22,405,533
Between 1 and 3 years	56,866,795	49,120,938
Between 3 and 7 years	36,701,692	78,872,116
More than 7 years	870,200	1,054,465
Total	114,013,858	151,453,052

Due to the uncertainty surrounding the future results of operations and the uncertainty as to whether the Group can use the loss carryforwards for tax purposes, deferred tax assets on tax loss carryforwards were only considered to the extent that they offset taxable temporary differences within the same taxable entity. No deferred tax assets are calculated on temporary differences related to pension obligations from IAS 19.

The tax effect of the major unrecognized temporary differences and loss carryforwards is presented in the table below:

	December 31, 2020	December 31, 2019
Deductible temporary differences
Employee benefit plan	113,106	99,162
Derivative financial instruments	36,973	—
Other accounts payable	258,303	—
Stock option plans	—	568
Total potential tax assets	408,382	99,730
Taxable unrecognized temporary differences
Convertible loan	19,359	—
Total unrecognized potential tax liabilities	19,359	—
Offsetting potential tax liabilities with potential tax assets	(19,359)	—
Net potential tax assets from temporary differences not recognized	389,023	99,730
Potential tax assets from loss carry-forwards not recognized	14,896,367	19,611,272
Total potential tax assets from loss carry-forwards and temporary differences not recognized	15,285,390	19,711,002

21. Loss per share

	December 31, 2020	December 31, 2019	December 31, 2018
Loss attributable to owners of the Company	(8,200,165)	(6,631,901)	(11,496,401)
Weighted average number of shares outstanding *	6,014,146	2,909,056	795,043
Basic and diluted loss per share	(1.36)	(2.28)	(14.46)

*	The basic and diluted loss per share for the year ended December 31, 2018 is revised to reflect the reverse-split ratio of 10 to 1 following the Merger on March 13, 2018 and the reverse-split ratio of 20 to 1 following the “reverse share split” on May 1, 2019.

For the years ended December 31, 2020 and 2019 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the Stock Option Plans (Note 13) as they would be anti-dilutive. As of December 31, 2020, the Company has 1,038,537 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2020 and December 31, 2020 was 633,314 (812,167 for the period between January 1, 2019 and December 31, 2019). As of December 31, 2020, the Company had warrants to purchase up to 1,143,537 of its common shares issued and outstanding (as of December 31, 2019, the Company had warrants to purchase up to 2,488,520 common shares).

22. Commitments and contingencies

Lease commitments

The future minimum lease payments under non-cancellable lease term that are not accounted for in the statement of financial position were as follows:

	December 31, 2020	December 31, 2019
Within one year	25,580	24,980
Between one and five years	—	—
Total	25,580	24,980

Office lease expenses of CHF 50,260, CHF 49,314 and CHF 118,337 were recorded in 2020, 2019 and 2018, respectively, in the consolidated statement of profit or loss and other comprehensive loss.

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

Ante Treuhand AG (“Ante Treuhand”) provides the Chief Financial Officer to the Company. The Chief Financial Officer is an employee of Ante Treuhand and is not paid directly by the Company. Fees paid to Ante Treuhand for CFO services in 2020 were CHF 173,030 (CHF 2019: 11,770). Fees paid to Ante Treuhand for other services provided during the year ended December 31, 2020 were CHF 3,025 (2019: CHF 28,611).

Compensation of the members of the Board of Directors and Management

In 2020, the total compensation paid to management amounted to CHF 522,237 (2019: CHF 934,179; 2018: CHF 1,403,250). The fees paid to members of the Board of Directors in 2020 for their activities as board members totaled CHF 163,476 (2019: CHF 170,755; 2018: CHF 287,384).

	Executive Management			Board of Directors			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Short term benefits	407,147	717,905	1,002,707	163,476	170,755	200,421	570,623	888,660	1,203,128
Post-employee benefits years	26,870	42,560	55,278	—	—	—	26,870	42,560	55,278
Share-based payment charge	204,840	109,912	204,224	57,148	49,323	60,657	261,988	159,235	264,881
Total	638,857	870,377	1,262,209	220,624	220,078	261,078	859,481	1,090,455	1,523,287

In 2020, CHF 261,988 (2019: CHF 159,235; 2018: CHF 264,881) was expensed for grants of stock options to members of the Board of Directors and management. The 2020 share based payment charge shown above excludes adjustments for instruments forfeited in 2020 due to termination of service. Contributions to pension schemes amounted to CHF 26,870, CHF 42,560 and CHF 55,278 during the years 2020, 2019 and 2018, respectively. No termination benefits or other long-term benefits were paid.

Members of the Board of Directors and management held 769,101, 271,999 and 703,235 stock options as of December 31, 2020, 2019, and 2018, respectively.

24. Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to $20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. Prior to its payoff in January 2019, the loan matured on January 2, 2020 and bore interest at a minimum rate of 9.55% per annum and was subject to the variability of the prime interest rate. The loan was secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts. On April 5, 2018 the Company entered into an agreement with Hercules whereby the terms of the Hercules Loan and Security Agreement were amended to eliminate the $5 million liquidity covenant in exchange for a repayment of $5 million principal amount outstanding under the Hercules Loan and Security Agreement. The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs. Subsequent to initial recognition, the loan was measured at amortized cost using the effective interest method. On January 31, 2019, the Company made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. In addition, Hercules agreed to return the warrant held by Hercules exercisable for 783 common shares at an exercise price of $788.00 per common share for no consideration to the Company in exchange for the Company’s payment to Hercules. Due to the final payment and return of the warrant held by Hercules in January 2019, no warrants were outstanding and subject to revaluation on December 31, 2020. As of December 31, 2019, the fair value of the warrant amounted to CHF 0.00. There was no revaluation gain or loss for the twelve months ended December, 2020 (2019: revaluation gain of CHF 3,804). Since its initial recognition as of July 19, 2016, the fair value decreased by CHF 408,180 resulting in a revaluation gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).

25. Loan

	December 31, 2020	December 31, 2019
Loan guaranteed by Swiss government (COVID-19)	50,000	—
Convertible Loan Agreement	473,920	—
Total	523,920	—

Convertible Loan Agreement

	December 31, 2020	December 31, 2019
Gross proceeds at disbursement date	1,500,000	—
Embedded derivative, separated	(230,974)	—
Transaction costs allocated to host	(22,495)	—
Carrying amount at initial recognition	1,246,531	—
Converted principal amount	(895,455)	—
Accrued interest at 8%	31,920	—
Amortization	90,924	—
Total	473,920	—

On September 7, 2020, our affiliate Altamira Medica AG (“Altamira”) and Auris Medical Holding Ltd. (“the Company”) entered into a convertible loan agreement with Five T Capital Holding AG (“FiveT”) to raise CHF 1,500,000 to fund the initial development of AM-301. The loan has a term of 18 months and carries interest at 8% p.a., which shall not be paid in cash but added to the loan outstanding amount. At maturity, the unconverted outstanding amount of the loan including accrued interest shall become payable in cash. Altamira may choose to repay the total outstanding amount including the accrued interest at 130%, first time after 6 months with a prior written notice of 1 month. Prior to the expiry of the repayment notice period, the lender may convert the repayment amount.

Under the convertible loan agreement FiveT has the right to convert the outstanding principal amount including interest into the Company’s common shares or alternatively into Altamira shares. The pricing of a conversion into our common shares is at the lower of 150% of the share price at close of the disbursement date ($1.35 fixed on September 8, 2020) and 95% of the average price of our common share at close of the 5 trading dates preceding the date of the conversion notice. However, the conversion price shall not be less than the higher of the par value and the backward-looking 3-month floor price of 75% of the average closing price of our common shares. The pricing of a conversion into Altamira shares is at the lower of CHF 3.00 and the issue price of a qualified financing round, meaning that a third-party investor will hold at least 10% of Altamira shares after completion of such financing round. The convertible loan agreement further contains a limitation on the conversion rights in the sense that they may not result in an ownership interest of more than 9.99% in the Company or 49.99% in Altamira. By December 31, 2020, an amount of CHF 895,455 has been converted into 737,000 common shares of the Company (at a conversion price of $1.35).

The convertible loan is classified as a hybrid contract containing a host that is a financial liability and embedded derivatives separated from the host and measured at fair value with all changes in fair value recognized in profit or loss. The embedded financial derivatives are valued by an independent consultant initially and at period end at fair value, applying a simulation-based valuation approach. The valuation of the embedded financial derivatives is based on input parameters, classified as Level 3. One of the significant inputs is the historical volatility of the Company’s common shares. The underlying share price development has been simulated based on a Geometric Brownian Motion (GBM). In accordance with the GBM definition, a normalized, sustainable level of volatility was applied. The normalized volatility used as per December 31, 2020 was 90.9%, over a lookback period of 12 months. Other significant assumptions relate to the expected exercise date, the expected execution date, the calculation of the repayment amount, as well as assumptions with regards to the early repayment trigger and to the conversion option in Altamira shares. The embedded derivatives of the convertible loan are closely related to each other and are therefore accounted for as a single instrument (i.e., a compound derivative). Due to the conversion based on market share price, the conversion right may result in a variable number of conversion shares and the embedded derivatives are therefore classified as a financial liability.

The carrying amount of the host contract at initial recognition is the difference between the carrying amount of the hybrid contract and the fair value of the embedded derivatives. The host is then subsequently measured at amortized cost, using the effective interest rate method. As of December 31, 2020, the carrying amount (including accrued interest) of the host for the unconverted outstanding loan amounted to CHF 473,920 and is included in the balance sheet under current liabilities. The fair value of the embedded derivatives of the outstanding loan units amounted to CHF 310,439 and is included in current derivative financial instruments. Expenses related to fair value measurement of embedded derivatives of CHF 2,248,257 as well as effective interest and transaction costs of CHF 127,418 were recorded as financial expenses in profit or loss.

26. Warrants from Public Offering

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

Consequently, the Company issued warrants to purchase up to 7,945,000 (pre-merger) of its common shares at an exercise price of $ 1.20 per share. The warrants are exercisable during a five-year period beginning on date of issuance. The fair value calculation of the warrants is based on the Black-Scholes option price model. Assumptions are made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the warrant. If a warrant is exercised, the Company will receive variable proceeds because the Company’s functional currency is CHF and the exercise price is in USD, which results in the warrants being considered liability instruments. Therefore, the warrants were assigned fair values using the Black-Scholes model. The residual value was assigned to the common share sold along with each warrant in accordance with IAS 32 Financial instruments. The gross proceeds from the February 2017 offering were CHF 9,998,305 of which CHF 5,091,817 (fair value as of February 21, 2017) was assigned to the warrants and CHF 4,906,488 was assigned to equity.

As of December 31, 2020, the outstanding warrants issued in the 2017 February Offering are exercisable for up to 39,725 common shares at an exercise price of $240.00. As of December 31, 2020, the fair value of the warrants amounted to CHF 0.00 (2019: CHF 0.00). As the fair value remained unchanged, no revaluation gain or loss resulted for the year ended December 31, 2020.

On January 30, 2018, the Company issued warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase 0.6 common shares at an exercise price of $100.00 per common share. As of December 31, 2020, the outstanding warrants issued in such offering were exercisable for up to 37,501 common shares at an exercise price of $100.00 per common share. As of December 31, 2020 the fair value of the warrants amounted to CHF 6,318 (2019: CHF 4,353). The revaluation loss of the derivative for the twelve months ended December 31, 2020 amounted to CHF 1,965 (2019: revaluation gain of CHF 285,298). Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,477,429 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018, the Company issued Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares in connection with the July 2018 Registered Offering of 897,435 common shares, each warrant entitling its holder to purchase one common share at an original exercise price of CHF 7.80 per common share. Revaluation gain/(loss) show the changes in fair value of the outstanding Series B warrant issued in connection with this offering.

As of December 31, 2019, 145,226 Series A warrants were exercised for an aggregate amount of CHF 1,132,762 and 143,221 Series B warrants were exercised for an aggregate amount of CHF 1,117,125.

As of December 31, 2019, 143,221 Series B exercised warrants were subject to revaluation at the time that they were exercised and the fair value amounted to CHF 3,005,348. Since its initial recognition on July 17, 2018 the fair value of the warrants has increased by CHF 2,433,099, resulting in a loss in the corresponding amounts (fair value as of July 17, 2018: CHF 572,249). On June 18, 2020, the Series B warrants expired without further warrants being exercised.

Due to the expiry on June 18, 2020, no Series B warrants were outstanding and subject to revaluation on December 31, 2020. As of December 31, 2019, the number of Series B warrants outstanding subject to revaluation were 34,535 and the fair value amounted to CHF 0.00. Accordingly, there was no revaluation gain or loss on these warrants for the year ended December 31, 2020 (2019: revaluation gain of CHF 215,572).

27. Events after the balance sheet date

The COVID-19 pandemic continues to delay enrollment of patients into our “TRAVERS” phase 2 trial with AM-125. Candidates for trial participation undergo certain types of neurosurgery, which are elective procedures. In early 2021, several sites participating in the “TRAVERS” trial have postponed elective procedures and temporarily reduced or suspended clinical research activities. Although sites are expected to catch up on enrollment once COVID-19 related restrictions are relaxed, the Company expects that final results from the trial will become only available in the third quarter of 2021, at the earliest.

On January 15, 2021, we filed a prospectus supplement with the SEC to issue up to $8.0 million in common shares under the at-the-market offering program in place with A.G.P. for a total of $25.0 million. Under the previous registration, we had issued an aggregate of 1,758,618 of our common shares for gross proceeds of approximately $3.25 million.

On February 8, 2021, we notified FiveT about our early repayment of the convertible loan as of March 8, 2021. FiveT made use of their right to convert the loan during the notice period and converted the remaining principal plus accrued interest into 516,814 common shares as of March 4, 2021.

In August 2019 Xigen, the licensor of the active substance for our Sonsuvi® product candidate, was acquired by Kuste Biopharma SAS, or Kuste, a French company. In February 2021, we were notified by Kuste of its decision to terminate the license agreement under which we are developing Sonsuvi® effective May 10, 2021 due to the alleged lack of any development work since August 2018. We consider that the purported termination is without effect and that the license agreement continues to be in full force and effect in accordance with its terms. We have retained legal counsel and intend to defend our interests, as appropriate and necessary.