Form 20-F
period 2021-12-31
Altamira Therapeutics Ltd.
filed 2022-04-12
CIK 1601936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36582

ALTAMIRA THERAPEUTICS LTD.

(formerly Auris Medical Holding Ltd.)

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

(Address of principal executive offices)

Thomas Meyer

Tel: +1 (441) 295 59 50

Clarendon House

2 Church Street

Hamilton HM11

Bermuda

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Michael J. Lerner, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

Tel: (212) 262-6700

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value CHF 0.01 per share	CYTO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

Common shares: 14,964,261

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “non-accelerated filer” or “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☐ Yes  ☒ No

ALTAMIRA THERAPEUTICS LTD.

i

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (the “Annual Report”) to “Altamira Therapeutics Ltd.”, “Auris Medical Holding Ltd.,” “Auris Medical,” “Auris,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to (i) Auris Medical Holding AG (formerly Auris Medical AG), or Auris Medical (Switzerland), together with its subsidiaries, prior to our corporate reorganization by way of the merger of Auris Medical Holding AG into Auris Medical NewCo Holding AG (the “Merger”), a newly incorporated, wholly-owned Swiss subsidiary on March 13, 2018 (i.e. to the transferring entity), (ii) to Auris Medical Holding AG (formerly Auris Medical NewCo Holding AG), together with its subsidiaries after the Merger (i.e. to the surviving entity) and prior to the Redomestication (as defined below), (iii) to Auris Medical Holding Ltd., a Bermuda company, or Auris Medical (Bermuda), the successor issuer to Auris Medical (Switzerland) under Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the effective time at which Auris Medical (Switzerland) continued its corporate existence from Switzerland to Bermuda (the “Redomestication”), which occurred on March 18, 2019, and (iv) to Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) after adoption of the new Company name by resolution of Special General Meeting of Shareholders held on July 21, 2021. The trademarks, trade names and service marks appearing in this report are property of their respective owners.

On May 1, 2019, the Company effected a one-for-twenty reverse share split (the “2019 Reverse Share Split”) of the Company’s issued and outstanding common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2019 Reverse Share Split.

Unless indicated or the context otherwise requires, (i) all references in this report to our common shares as of any date prior to March 13, 2018 refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.40 per share (pre-2019 Reverse Share Split)) prior to the 10:1 “reverse share split” effected through the Merger, (ii) all references to our common shares as of, and after, March 13, 2018 and prior to the Redomestication refer to the common shares of Auris Medical (Switzerland) (having a nominal value of CHF 0.02 per share (pre-2019 Reverse Share Split)) after the 10:1 “reverse share split” effected through the Merger, (iii) all references to our common shares as of, and after, the Redomestication on March 18, 2019 refer to the common shares of Auris Medical (Bermuda) (having a par value of CHF 0.02 per share (pre-2019 Reverse Share Split)), (iv) the Company’s common shares on or after May 1, 2019, the date of the 2019 Reverse Share Split, have a par value of CHF 0.40 and (v) the Company’s common shares on or after June 30, 2020, being the date the par value of our common shares was reduced to CHF 0.01 per share. At the annual general meeting of the shareholders of the Company held on June 4, 2020, the shareholders approved the increase in the number of authorized common shares of the Company from 10,000,000 common shares to 25,000,000 common shares and the reduction the par value of the Company’s common shares to CHF 0.01, with such reduction having effect on June 30, 2020.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information-D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	our operation as a drug development-stage company with limited operating history and a history of operating losses;

●	the COVID-19 pandemic, which continues to evolve, and which could significantly disrupt our preclinical studies and clinical trials, drug development and sales efforts;

●	our need for substantial additional funding to continue the development of our product candidates and the roll-out of our first commercial product before we can expect to become profitable from sales of our products and the possibility that we may be unable to raise additional capital when needed;

●

the ability of our existing distribution partners to successfully market and distribute Bentrio™ and our ability to retain such distributors and identify new ones in particular for key markets in North America and Europe;

●	our capacity to supply our distributors and markets timely and with sufficient numbers of Bentrio™ nasal sprays while meeting quality requirements through subcontractors;

●	our dependence on the success of AM-125 and AM-401, which are still in preclinical and clinical development, and may eventually prove to be unsuccessful;
●	our ability to divest or spin-off our non-RNA businesses and to reposition our Company around RNA therapeutics;
●	the success of our distributors in the commercialization of Bentrio™;

●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

●	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

●	uncertainty surrounding whether any of our product candidates will receive regulatory approval or clearance, which is necessary before they can be commercialized;

●	if our product candidates obtain regulatory approval or clearance, our product candidates being subject to expensive, ongoing obligations and continued regulatory overview;

●	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

●	our ability to obtain certification of Bentrio™ as a Class II medical device under the European Medical Device Regulation and to obtain regulatory approval for prophylactic or therapeutic claims related to viral infections

●	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

●	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

●	our reliance on our current strategic relationship with Washington University, Wellesta Holdings or Nuance Pharma and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

●	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

●	our ability to meet the continuing listing requirements of Nasdaq and remain listed on The Nasdaq Capital Market;

●	the chance that certain intangible assets related to our product candidates will be impaired; and

●	other risk factors discussed under “Item 3. Key Information-D. Risk factors”.

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

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Summary of Risk Factors

An investment in our common shares is subject to a number of risks. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information-D. Risk Factors” in this annual report for a more thorough description of these and other risks.

●	We are a drug development-stage company and have a limited operating history and a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

●	We expect that we will need substantial additional funding before we can expect to become profitable from sales of our products. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

●	We intend to reposition our Company around RNA therapeutics and to divest or spin off our business in neurotology, rhinology and allergology. We cannot give any assurance that this repositioning will be successful and that we will be able to divest or spin off our non-RNA business at attractive conditions and within a reasonable period of time.

●

We have started to commercialize Bentrio™, our most advanced product, in Germany and several other European countries and by entering into distribution agreements with third parties. Bentrio™ has not received clearance as a medical device in the U.S., yet. The product is marketed as an “over the counter” consumer healthcare product. The business of selling consumer healthcare products is highly competitive and characterized by a large number of suppliers with substantially larger resources than us. We cannot give any assurance that we will be successful in commercializing Bentrio™ or with reasonable investments or within a reasonable time period.

●	Apart from Bentrio™, we depend entirely on the success of AM-125 and AM-401 which are still in preclinical and clinical development, respectively. If our preclinical studies or clinical trials are unsuccessful, we do not obtain regulatory approval or we are unable to commercialize AM-125 or AM-401, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

●	We face risks related to health epidemics and outbreaks, including the COVID-19 “coronavirus” outbreak, which could significantly disrupt our preclinical studies and clinical trials, drug development and sales efforts.

●	Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If clinical trials of our drug product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our drug product candidates on a timely basis or at all.

●	If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

●	We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll patients in our clinical trials, our research and development efforts could be materially adversely affected.

●	We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage; and our product liability insurance may not cover all damages from such claims.

●	We cannot give any assurance that any of our drug product candidates will receive regulatory approval, which is necessary before they can be commercialized.

●	We cannot give any assurance that Bentrio™ will receive regulatory clearance under a 510(k) by the FDA, which is necessary before it can be commercialized in the US for its intend use in allergic rhinitis, or through a different regulatory pathway for its intended use in viral infections, or that Bentrio™ can be upclassified as a Class II medical device in the EU by 2024, which is necessary to keep the product on the market under new European medical device regulations.

●	Substantial additional data may need to be generated in order to obtain marketing approval for AM-125.

●	Even if our product candidates obtain regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

●	Healthcare legislative or regulatory reform measures, including government restrictions on pricing and reimbursement, may have a negative impact on our business and results of operations.

●	The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage and reimbursement levels and pricing policies.

●	We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliance, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

●	We rely on third parties to conduct our nonclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

●	We currently rely on third-party suppliers and other third parties for production of Bentrio™ and our product candidates and our dependence on these third parties may impair the advancement of our research and development programs and the development of our product candidates.

●	If we or our licensors are unable to obtain and maintain effective patent rights for our technologies, product candidates or any future product candidates, or if the scope of the patent rights obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

●	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

●	The price of our common shares may be volatile and may fluctuate due to factors beyond our control.

Risks Related to Our Business and Industry

We are a drug development-stage company and have a limited operating history and a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

We are a drug development-stage biopharmaceutical company with limited operating history. Since inception, we have incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 17.4 million, CHF 8.2 million and CHF 6.6 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, we had an accumulated deficit of CHF 176.0 million.

Our losses have resulted principally from expenses incurred in research and development of our product candidates, pre-clinical research and general and administrative expenses that are required for maintaining our business infrastructure and operating as a publicly listed company. In 2021 we started to incur sales and marketing expenses as we initiated the commercialization of Bentrio™. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our product candidates in clinical development and continue with the roll-out of Bentrio™. In our financial year ended December 31, 2021, we incurred CHF 17.1 million in operating loss and capitalized development expenditures of its AM-125 project of CHF 2.8 million, and we expect our total cash need in 2022 to be in the range of CHF 11 to 13 million.

To date, we have financed our operations through the initial public offering and a follow-on offering of our common shares, private placements of equity securities and short- and long-term loans. On July 19, 2016, we entered into a Loan and Security Agreement with Hercules Technology Growth Capital, Inc., or Hercules. The agreement provided us with a senior secured term loan facility for up to $20 million. On January 31, 2019, we made the final payment to Hercules under the facility, comprising the last amortization payment as well as an end of term charge. With the final payment, all covenants and collaterals in favor of Hercules have been lifted. On September 8, 2020, FiveT Capital Holding Ltd., or FiveT, provided a convertible loan to Altamira Medica AG, or Altamira, one of our subsidiaries. The loan had a principal amount of CHF 1.5 million, a duration of 18 months, and carried an interest rate of 8% p.a. Under the terms of the agreement, FiveT had the right to convert the loan or parts thereof including accrued interest into common shares of either Altamira or Auris Medical Holding Ltd., subject to additional provisions and certain restrictions. On December 2, 2020, FiveT converted part of the loan and on March 4, 2021 the remaining outstanding amount into common shares of Auris Medical Holding Ltd., thus retiring the loan. On February 4, 2022, FiveT Investment Management Ltd., or FiveT IM, an affiliate of FiveT, provided a convertible loan to the Company with a principal amount of CHF 5 million, a duration of 12 months, and carrying an interest rate of 10% p.a. Under the terms of the agreement, FiveT IM has the right to convert the loan or parts thereof including accrued interest into common shares of the Company, subject to additional provisions and certain restrictions.

We have only one product approved for commercialization and have generated limited revenues from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we have another product candidate approved for commercialization and begin to generate more revenues from product sales.

We have never generated meaningful revenue from product sales and may never be profitable.

We only started to generate first revenues with Bentrio™, our first commercial product, in late 2021. Our ability to generate meaningful revenue and achieve profitability depends on our ability to successfully commercialize Bentrio™ through our own efforts and through our distributors and to successfully complete the development of, and obtain the marketing approvals necessary to commercialize, one or more of our other product candidates. We do not anticipate generating revenue from sales of our other product candidates unless and until we obtain regulatory approval or clearance for, and commercialize, AM-125 and AM-401. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	building customer awareness of Bentrio™ and successful conversion into sales;

●	success of our distributors in commercializing Bentrio™ in their territories and contracting distributors for additional key markets in Europe and North America;

●	completing research and clinical development of our drug product candidates and further clinical testing of Bentrio™;

●	obtaining marketing approvals for our drug product candidates, including AM-125 or AM-401, and additional clearance or approvals for Bentrio™, for which we will have to complete development, including the conduct of clinical trials;

●	developing a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;

●	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;

●	obtaining market acceptance of our product candidates as viable treatment options;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	negotiating favorable terms in any collaboration, licensing, or other arrangements into which we may enter;

●	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

●	attracting, hiring, and retaining qualified personnel.

Even as we have started to commercialize Bentrio™ in Germany and several other European markets, our first product candidate cleared for commercial sale, we anticipate incurring significant costs associated with penetrating markets and building revenues. Because of the numerous risks and uncertainties with medical device and pharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses could increase beyond expectations if we are required by the FDA, the EMA, or other regulatory agencies, domestic or foreign, to change our manufacturing processes, or to perform clinical, nonclinical, or other types of trials in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market further of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. Additionally, if we are not able to generate sufficient revenue from the sale of any approved products, we may never become profitable.

We may be unable to develop and commercialize AM-125, AM-401 or any other product candidate or we may be unable to grow revenues for Bentrio™ to meaningful levels, and, even if we do, may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a semiannual or annual basis. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, expand our business or continue our operations.

We expect that we will need substantial additional funding before we can expect to become profitable from sales of our products. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our research and development expenses to remain significant in connection with our ongoing roll-out with Bentrio™ and our clinical development activities, particularly as we initiate new trials with AM-125 and Bentrio™, and advance or initiate the pre-clinical and clinical development of AM-401 or any other product candidate. We expect our total cash need in 2022 to be in the range of CHF 11 to 13 million. As of December 31, 2021, our cash and cash equivalents were CHF 1.0 million. Our assumptions may prove to be wrong, and we may have to use our capital resources sooner than we currently expect. If we are unable to raise capital when needed, we could be forced to delay, suspend, reduce or terminate our product development programs or commercialization efforts. Also, should we fail to raise sufficient funds to cover our operating expenditures for at least a 12-month period, we may no longer be considered a “going concern.” The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. The board of directors will need to consider the interests of our creditors and take appropriate action to restructure the business if it appears that we are insolvent or likely to become insolvent. Our future funding requirements will depend on many factors, including but not limited to:

●	the amount of our investments in raising market awareness of and growing market penetration for Bentrio™;

●	the success of our distributors in commercializing Bentrio™ in their territories and our ability to access additional geographies through further distributors;
●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

●	the number and characteristics of product candidates that we pursue;

●	the cost, timing, and outcomes of regulatory approvals;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to continue our roll out of Bentrio™ and our ongoing clinical development activities and seek to obtain regulatory approval for, and commercialize, our product candidates. If we receive regulatory approval or clearance for any of our product candidates, and if we choose to not grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to continue to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

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

We do not have a history of commercializing medical devices or pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

Our operations to date have been limited to financing and staffing the Company, developing our technology and developing our product candidates. We have not yet demonstrated an ability to successfully complete large-scale, pivotal clinical trials, obtain marketing approvals, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing medical devices or pharmaceutical products.

We are in the process of repositioning our Company around RNA therapeutics and intend to divest or spin off our business in neurotology, rhinology and allergology. We cannot give any assurance that this repositioning will be successful and that we will be able to divest or spin off our non-RNA business at attractive conditions and within a reasonable period of time.

In June 2021 we acquired Trasir Therapeutics Inc. (“Trasir”) whose main asset is the proprietary peptide polyplex platform OligoPhore™ / SemaPhore™ that can engage any type of RNA in rapid self-assembly and allows for safe and effective oligonucleotide delivery to extrahepatic tissues using systemic administration. We announced on that occasion our intention to strategically reposition the Company to focus on the development of RNA therapeutics while in the medium term evaluating opportunities to spin off or divest its existing business in neurotology, rhinology and allergology within the next 12-18 months. This non-RNA business comprises Bentrio™ for the protection against airborne allergens and viruses, AM-125 for the treatment of vertigo, Keyzilen® (AM-101) for the treatment of acute tinnitus, Sonsuvi® (AM-111) for the treatment of acute hearing loss and certain early-stage assets such as AM-102 for the treatment of tinnitus.

Any sale process is time consuming and requires substantial management time and attention, which may have an effect on our business and results of operations.

Valuation of assets in one or several partial divestiture transactions depends on a variety of factors such as the valuation of comparable assets, interest for the type of assets and conditions on capital markets. We can provide no assurances that we will successfully sell the non-RNA business, that we will do so in accordance with our expected timeline or that we will recover the carrying value of the assets. Additionally, any decisions made regarding our deployment or use of any sales proceeds we receive in any sale involves risks and uncertainties. As a result, our decisions with respect to such proceeds may not lead to increased long-term shareholder value, or may result in a material charge to our statement of operations. If a sale of the non-RNA business at what we consider to be a reasonable price is not available, we may decide to cease efforts to sell the non-RNA business.

The purchase price and availability of certain components of Bentrio™ could be affected as a result of the Russian invasion of the Ukraine.

In the context of Russia’s recent invasion of the Ukraine, oil and gas prices, which are key input factors for plastic parts such as those used for the primary packaging of Bentrio™, have increased significantly and shown high volatility. Continued escalation of political tensions, economic instability, military activity or civil hostilities in Ukraine could result in significant price increases for such components or difficulties of our component suppliers to supply such components on a timely basis. If we are unable to pass on such price increases, or if component supplies are interrupted, our business, financial condition and results of operation could be adversely affected.

Cyber-attacks or other failures in telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations.

We and certain of our collaborators depend on information technology and telecommunications systems for significant aspects of operations. These information technology and telecommunications systems support a variety of functions, including clinical trial management, clinical data capture and analysis, purchasing and production planning, production, logistics, quality control, customer service and support, billing, and general and administrative activities. Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. If we are subjected to one or more cyber-attacks or security breaches, we would suffer financial loss. Furthermore, as use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication and make us even more at risk. These threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on business.

Risks Related to the Development and Clinical Testing of Our Product Candidates

AM-125 and AM-401 are still in preclinical or clinical development. If our studies and trials are unsuccessful, we do not obtain regulatory approval or we are unable to commercialize AM-125 or AM-401, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We have invested a significant portion of our efforts and financial resources in the development of AM-125 and AM-401, which are still in preclinical and clinical development, respectively. Our ability to generate product revenues from these drug product candidates, which we do not expect to occur for at least the next few years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval or clearance and eventual commercialization of these product candidates. The success of AM-125 or AM-401 and our other product candidates will depend on several factors, including the following:

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

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize AM-125 or AM-401, which would materially adversely affect our business, financial condition and results of operations.

We face risks related to health epidemics and outbreaks, including the COVID-19 pandemic, which could significantly disrupt our preclinical studies and clinical trials, and therefore our receipt of necessary regulatory approvals could be delayed or prevented.

In December 2019, a novel strain of coronavirus COVID-19 was reported to have surfaced in Wuhan, China. The extent to which COVID-19 may impact our preclinical and clinical trial operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and geographic reach of the outbreak, the severity of COVID-19, and the effectiveness of actions to contain and treat COVID-19. In particular, the COVID-19 outbreak has impacted enrollment of patients into our “TRAVERS” phase 2 trial with AM-125. Candidates for participation in this trial undergo certain types of neurosurgery, which are elective procedures. In case of increasing case numbers, the COVID-19 pandemic may impact enrolment also into our planned Phase 3 trial.

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

On the other hand, in March 2022 we initiated the COVAMID clinical trial with Bentrio™ in patients with acute COVID-19 infection. If case numbers in the study country or countries decrease, our ability to complete the study on time may be negatively affected, additional measures and expenditures may be required to ensure enrollment, and we may experience delays in our regulatory submissions in support of obtaining a label claim for Bentrio™ also for viral infections.

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If clinical trials of our drug product or device candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our drug product candidates on a timely basis or at all.

To obtain the requisite regulatory approvals or approvals to market and sell any of our drug product or device candidates, we must demonstrate through extensive pre-clinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, positive results generated to date in clinical trials for our product candidates do not ensure that later clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.

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

To date, we have not completed all clinical trials required for the approval of AM-125, which is currently in Phase 2 clinical development. In addition, we need to generate clinical data to support the approval of Bentrio™ for protection against airborne viruses.

The completion of clinical trials for AM-125 or Bentrio™ may be delayed, suspended or terminated as a result of many factors, including but not limited to:

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

Any delays in completing our clinical trials will increase our costs, slow down our development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our drug product candidates.

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

Also, pre-clinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. The FDA, the EMA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of AM-125 or Bentrio™ are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

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

If we are required to conduct additional clinical trials or other testing of AM-125 or Bentrio™ or any other drug product candidate that we develop beyond the trials and testing that we currently contemplate, if we are unable to successfully complete clinical trials or other testing, if the results of these trials or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with AM-125 our other drug product candidates, or Bentrio™, we may:

●	be delayed in obtaining marketing approval;

●	not obtain marketing approval at all;

●	obtain approval for indications or patient populations that are not as broad as intended or desired;

●	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

●	be subject to additional post-marketing testing or other requirements; or

●	remove the product from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals or if we are required to conduct additional clinical trials or other testing of AM-125 or other drug product candidates or Bentrio™ beyond the trials and testing that we currently contemplate or conduct and we may be required to obtain additional funds to complete such additional clinical trials. We cannot assure you that our clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our trials after they have begun. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates, which may harm our business and results of operations. In addition, some of the factors that cause, or lead to, clinical trial delays may ultimately lead to the denial of regulatory approval of AM-125, any other drug product candidate, or Bentrio™ for its intended use in protection against airborne viruses.

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

In our clinical trials of AM-125 to date, adverse events included a low number of transient and dose-dependent nasal congestion or discomfort. No treatment-related serious adverse events were observed. Occurrence of serious procedure- or treatment-related side effects could impede clinical trial enrollment and receipt of marketing approval from the FDA, the EMA and comparable foreign regulatory authorities. They could also adversely affect physician or patient acceptance of our product candidates.

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

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. The current and future use of product candidates by us in clinical trials, and the sale of Bentrio™ or any future-approved products, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, medical device or pharmaceutical companies or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates, commercial products or any prospects for commercialization of our product candidates.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug or medical device, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates.

We purchase liability insurance in connection with each of our clinical trials and for commercial stage products. It is possible that our liabilities could exceed our insurance coverage. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we have been primarily focused on the development of AM-125, AM-201, AM-301, Keyzilen® or Sonsuvi®, with our current commercial focus being limited to Bentrio™, AM-125 and AM-401 while we have deprioritized AM-201, and Keyzilen® and Sonsuvi® until we will be able to out-license or sell these programs. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry our business, financial condition and results of operations could be materially adversely affected.

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

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have one drug product candidate, AM-125, in Phase 2 clinical development and another, AM-401, in preclinical development. We are not permitted to market or promote any of our drug product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

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

In addition, our current product candidates or any of our other future product candidates could take a significantly longer time to gain regulatory approval than expected or may never gain regulatory approval. This could delay or eliminate any potential product revenue by delaying or terminating the potential commercialization of our product candidates.

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

We cannot give any assurance that Bentrio™ will receive regulatory clearance in the US, which is necessary before it can be commercialized in the US.

Bentrio™ is a spray product for intranasal protection against airborne viruses or allergens.

Unless an exemption applies, any medical device that is to be marketed in the U.S. must first receive from the FDA either 510(k) clearance, by filing a 510(k) premarket notification, or premarket application (PMA) approval, after submitting a PMA. Alternatively, the device may be cleared through the de novo classification process by the FDA. In September 2021 we submitted a 510(k) application for premarket clearance of Bentrio™ as a Class II device for the intended use of promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens. The FDA’s review is currently ongoing.

To obtain 510(k) clearance, a company must submit a premarket notification demonstrating substantial equivalence between the proposed device and a legally marketed “predicate” device, which is defined as a legally marketed device, that (i) was legally marketed prior to May 28, 1976, for which the FDA has not yet called for submission of a PMA application; (ii) has been reclassified from Class III to Class II or Class I; (iii) has been cleared through the 510(k) premarket notification process; or (iv) has been previously determined to be exempt from the 510(k) process. Substantial equivalence means that the proposed device has the same intended use and the same technological characteristics as the predicate device, or, if the new device has different technological characteristics, that the device is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness. We have identified two such predicate devices and have referenced them in our 510(k) submission.

Bentrio™ is also intended for use in the reduction of the intranasal infectious viral load following inspiration of airborne viruses such as SARS-CoV-2. Since there appears to be no valid predicate device available for this intended use, we may have to submit a de novo request to the FDA. Under the de novo pathway, we would have to prove that Bentrio™ does not present substantial risk to the patient (rather than just demonstrating substantial equivalence with the safety of the relevant predicate device(s)), which may require additional testing. The review by the FDA in the de novo process is longer than the 510(k) process and requires higher fees. Any device that has been classified through the de novo process may be marketed and used as predicate for future 510(k) submissions. The FDA may also, instead of accepting a 510(k) submission, require us to submit a PMA, which is typically a much more complex, lengthy, and burdensome application than a 510(k). To support a PMA, the FDA would likely require that we conduct one or more clinical studies to demonstrate that the device is safe and effective. In some cases such studies may be requested for a 510(k) as well. We may not be able to meet the requirements to obtain 510(k) clearance or PMA approval, in which case the FDA may not grant any necessary clearances or approvals. In addition, the FDA may place significant limitations upon the intended use of our products as a condition to a 510(k) clearance or PMA approval. Product applications can also be denied or withdrawn due to failure to comply with regulatory requirements or the occurrence of unforeseen problems following clearance or approval. Any delays or failure to obtain FDA clearance or approval of new products we develop, any limitations imposed by the FDA on new product use or the costs of obtaining FDA clearance or approvals could have a material adverse effect on our business, financial condition and results of operations.

The marketing and commercialization of Bentrio™ in other countries is subject to varying regulatory requirements, including in some cases also the approval of certain marketing materials and messages, which are evolving over time.

Many foreign countries in which we currently commercialize or intend to market Bentrio™ have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance and the requirements may differ.

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

In May 2017, the EU adopted a new Medical Devices Regulation (EU) 2017/745 (MDR), which replaced the MDD with effect from May 26, 2021. The MDR clearly envisages, among other things, stricter controls of medical devices, including strengthening of the conformity assessment procedures, increased expectations with respect to clinical data for devices and pre-market regulatory review of high-risk devices. The MDR also envisages greater control over notified bodies and their standards, increased transparency, more robust device vigilance requirements and clarification of the rules for clinical investigations. Under transitional provisions, medical devices such as Bentrio™ with certificates of conformity issued under the MDD prior to May 26, 2021 may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024 at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the MDR may be placed on the market in the EU.

Under the MDD, Bentrio™ is classified as a Class I device which does not require a notified body for the conformity assessment procedure. Under the MDR, AM-301 will be classified as a Class II device which will require a notified body. We expect to register Bentrio™ in the EU prior to the transition from the MDD to the MDR and plan to meet the requirements for conformity as Class II during the transition period ending May 27, 2024. With the transition from MDD to MDR, there is strong demand for the services of notified bodies, and we cannot assure you that we will be able to contract a notified body in due time, or that we will be able to meet the requirements for conformity for Bentrio™ as Class II medical device under MDR and that we will be able to maintain the current labelling of the product.

The labelling and promotion of treatments for infectious diseases such as SARS-CoV-2 is subject to special regulations in many countries. For example, in Germany we are not allowed to present or mention the potential protective effects of Bentrio™ against SARS-CoV-2 directly to consumers but must communicate them to health care providers only. ANSM, the French National Agency for the Safety of Medicines and Health Products, has requested that our indication of use for viral infections such as SARS-CoV-2 be supported by clinical data, which we currently do not have. In other countries, such as Italy, any advertisement material for medical devices must be pre-approved by the Ministry of Health, which has broad discretion over the approval process, including review timelines. As a consequence, the access to certain markets requires substantial adaptations to packaging materials, instructions for use, labelling and marketing materials, may take much longer than usual, and the sales potential for Bentrio™ may be substantially restrained.

Because we are developing therapies for which there is little clinical experience and, in some cases, using new endpoints, there is more risk that the outcome of our clinical trials will not be favorable. Even if the results of our trials are favorable, there is risk that they will not be acceptable to regulators or physicians.

There are currently no drugs with proven efficacy for acute peripheral vertigo. In addition, there has been limited historical clinical trial experience generally for the development of drugs to treat this condition. Regulatory authorities in the United States and European Union have not issued definitive guidance as to how to measure the efficacy of treatments for acute peripheral vertigo, and regulators have not yet established what is required to be demonstrated in a clinical trial in order to signify a clinically meaningful result and/or obtain marketing approval.

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

Furthermore, additional data will be required for the specific formulation of AM-125 and the intranasal administration route. Since intranasal delivery of betahistine has the potential to result in substantially higher systemic exposures as measured by concentrations in blood plasma compared to oral delivery, existing safety assessments conducted with or for the approved drug product may not be sufficient. In addition, some of these assessments were performed a long time ago and may not be in line with current regulations and guidelines. Therefore, the scope of our development program for AM-125 may ultimately not be much smaller than one for new chemical entities.

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

If any of these events occurs, our ability to sell such drug product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations. The FDA’s or any other regulatory authority’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

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

In the European Union, a new clinical trial regulation centralizes clinical trial approval, which eliminates redundancy, but in some cases this may extend timelines for clinical trial approvals due to potentially longer wait times. The regulation requires specific consents for use of data in research which, among other measures, may increase the costs and timelines for our product development efforts. The regulation also provides an obligation for clinical trial sponsors to make summaries of all trial results, accompanied by a summary understandable to laypersons, as well as the clinical trial report publicly available in a new database. Beyond this obligation, the EMA makes available to the public all clinical trials submitted with the EMA as well as raw data results (“individual patient data”). These publication requirements can conflict with legitimate secrecy interests of the sponsors and may lead to valuable clinical trial data falling into the public domain.

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

Our relationships with customers and payors are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which, if violated, would expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

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

Risks Related to Commercialization of Our Products and Product Candidates

The high level of competition in OTC consumer health care, much of which comes from competitors with greater resources, could adversely affect our business, financial condition and results of operations.

The business of selling brand name consumer products in the OTC Healthcare category is highly competitive. This market includes numerous manufacturers, distributors, marketers and retailers that actively compete for consumers’ business both in the United States and abroad. Many of these competitors are larger and have substantially greater resources than we do, and may therefore have the ability to spend more aggressively on research and development, advertising and marketing, and to respond more effectively to changing business and economic conditions. If this were to occur, it could have a material adverse effect on our financial condition and results of operations.

We compete for consumers’ attention based on a number of factors, including brand recognition, product quality, performance, value to consumers, price and product availability at the retail level. Advertising, promotion, merchandising and packaging also have a significant impact on consumer buying decisions and, as a result, on our sales. Our markets are highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. New product innovations by our competitors or our failure to develop new products or the failure of a new product launch by the Company, could have a material adverse effect on our business, financial condition and results of operations. If our advertising, marketing and promotional programs are not effective, we may be unable to grow our revenues to profitable levels or our sales may decline.

Price increases for raw materials, labor, energy, transportation costs and other manufacturer, logistics provider or distributor demands could have an adverse impact on our margins.

The costs to manufacture and distribute Bentrio™ are subject to fluctuation based on a variety of factors. Increases in commodity raw material, packaging component prices, and labor, energy and fuel costs and other input costs could have a significant impact on our financial condition and results of operations if our third party manufacturers, logistics providers or distributors pass along those costs to us. If we are unable to increase the price for our products to our customers or continue to achieve cost savings in a rising cost environment, any such cost increases would reduce our gross margins and could have a material adverse effect on our financial condition and results of operations. If we increase the price of Bentrio™ in order to maintain our current gross margins for our products, such increase may adversely affect demand for, and sales of, Bentrio™, which could have a material adverse effect on our business, financial condition and results of operations.

Product liability claims and product recalls and related negative publicity could adversely affect our sales and operating results.

We are dependent on consumers’ perception of the safety and quality of Bentrio™. Negative consumer perception may arise from product liability claims and product recalls, regardless of whether such claims or recalls involve us or our product. The mere publication of information asserting concerns about the safety of our product or the ingredients used in our product could have a material adverse effect on our business and results of operations.

Product liability claims could be based on allegations that, among other things, Bentrio™ contains contaminants, include inadequate instructions or warnings regarding their use or include inadequate warnings concerning side effects and interactions with other substances. Whether or not successful, product liability claims could result in negative publicity that could adversely affect the reputation of our brand and our business, sales and operating results. Additionally, we may be required to pay for losses or injuries purportedly caused by our products. In addition, we could be required for a variety of reasons to initiate product recalls. Any product recalls could have a material adverse effect on our business, financial condition and results of operations.

In addition, although we maintain, and require our suppliers and third party manufacturers to maintain, product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or may be excluded under the terms of the policy, which could have a material adverse effect on our financial condition. In addition, in the future we may not be able to obtain adequate insurance coverage or we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage.

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

The successful commercialization of any of our products or product candidates will depend, in part, on the extent to which coverage and reimbursement for our products or procedures using our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage. In light of such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes of new technologies, we cannot be sure that coverage will be available for our products or product candidates that we commercialize and, if available, that the reimbursement rates will be adequate.

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

The unavailability or inadequacy of third-party coverage and reimbursement could have a material adverse effect on the market acceptance of our products and product candidates and the future revenues we may expect to receive from those products. In addition, we are unable to predict what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

Our products may not gain market acceptance, in which case we may not be able to generate product revenues, which will materially adversely affect our business, financial condition and results of operations.

Even if the FDA, the EMA or other regulatory authority clears or approves the marketing of any product candidates that we develop, physicians, healthcare providers, patients or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If Bentrio™ or our drug product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of Bentrio™ or any of our drug product candidates that is cleared or approved for commercial sale will depend on a variety of factors, including:

●	how clinicians and potential patients perceive our novel products;

●	the timing of market introduction;

●	the number and clinical profile of competing products;

●	our ability to provide acceptable evidence of safety and efficacy;

●	the prevalence and severity of any side effects;

●	relative convenience and ease of administration;

●	cost-effectiveness;

●	patient diagnostics and screening infrastructure in each market;

●	marketing and distribution support;

●	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors, both public and private; and

●	other potential advantages over alternative treatment methods.

If our product candidates fail to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investments. Even if some products achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues.

In addition, the potential market opportunity of Bentrio™ or our drug product candidates are difficult to precisely estimate. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions could not have been assessed by an independent source in every detail. If any of the assumptions proves to be inaccurate, then the actual market for Bentrio™ or our drug product candidates could be smaller than our estimates of the potential market opportunity. If the actual market for Bentrio™ or our drug product candidates is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

We may lack the necessary expertise, personnel and resources to successfully commercialize our products on our own or together with suitable partners.

Before Bentrio™ we have never commercialized a product candidate. To achieve commercial success for Bentrio™ and our drug product candidates, we will have to continue to develop our own sales, marketing and distribution organization or outsource these activities to third parties.

Risks Related to Our Reliance on Third Parties

If we fail to maintain our current strategic relationship with Washington University, Wellesta Holdings or Nuance Pharma, our business, commercialization prospects and financial condition may be materially adversely affected.

We have an exclusive license agreement with Washington University located in St. Louis, Missouri (“WU”). Under this agreement with WU, we are given an exclusive, worldwide, royalty-bearing license (with the right to sublicense) under certain patent rights owned or controlled by WU to research, develop, make, have made, sell, offer for sale, use and import pharmaceutical products covered under such patent rights for all fields of use. Such licensed products may include drug products formulated as nanoparticles, comprising a peptide for delivery as well as a therapeutic nucleotide, for intracellular delivery. These intellectual property rights have been the basis of our research and development of AM-401.

Good relationships with WU are important for our business prospects. If our relationship with WU were to deteriorate substantially or WU were to challenge our use of their intellectual property or our calculations of the payments we owe under our agreements, our business, financial condition, commercialization prospects and results of operations could be materially adversely affected.

We have entered into exclusive distribution and marketing agreements for Bentrio™ with a number of partners such as Wellesta Holdings (“Wellesta”) for India and certain other Asian markets, Nuance Pharma (“Nuance”) for China and South Korea or Avernus Pharma (“Avernus”) for certain Middle East countries. Under these agreements, these distributors have the exclusive right to market and distribute Bentrio™ for a certain period of time in their territory subject to certain conditions. In order to maintain their exclusive rights, they are required to purchase certain quantities of Bentrio™. Good relationships with the distributors are important for our business prospects. If our relationships with them were to deteriorate substantially, or they fail to perform adequately, our business, financial condition, commercialization prospects and results of operations could be materially adversely affected.

We may seek to form additional strategic alliances in the future with respect to Bentrio™ or our drug product candidates, and if we do not realize the benefits of such alliance, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

The commercialization of Bentrio™ requires substantial cash to fund expenses and access to distribution networks, which we do not currently possess. Therefore, in addition to our relationships with Wellesta, Nuance and other distributors, we may decide to enter into strategic alliances, or create joint ventures or collaborations with further OTC consumer health companies, notably in Europe and North America for the further commercialization of Bentrio™.

Our product development programs and the potential commercialization of our drug product candidates will require substantial additional cash to fund expenses and may require expertise, such as sales and marketing expertise, which we do not currently possess. Therefore, in addition to our relationship with WU for our AM-401 product candidate, for one or more of our drug product candidates, we may decide to enter into strategic alliances, or create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development and potential commercialization of those product candidates.

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

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing nonclinical and clinical program. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with cGMP, cGCP, and Good Laboratory Practice, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Union and comparable foreign regulatory authorities for all of our product candidates in nonclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, trial sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical trials may be deemed unreliable and the EMA, FDA, other regulatory authorities may require us to perform additional nonclinical and clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

We rely on a single source for the production of Bentrio™ and may face difficulties in case of delivery problems, delays, issues with product quality or other aspects.

Bentrio™ is produced by a single third-party manufacturer. Our ability to retain our current manufacturing relationship is critical to our ability to deliver quality products to our customers in a timely manner. Without adequate supplies of quality merchandise, our sales would decrease materially and our business would suffer. In the event that our contract manufacturer is unable or unwilling to ship products to us in a timely manner, we would have to identify and qualify new manufacturing relationships. Because of the unique manufacturing requirement of Bentrio™, we may be unable to qualify new suppliers in a timely way or at the quantities, quality and price levels needed. In addition, identifying alternative manufacturers without adequate lead times may involve additional manufacturing expense, delay in production or product disadvantage in the marketplace. In general, the consequences of not securing adequate, high quality and timely supplies of merchandise would negatively impact inventory levels, which could damage our reputation and result in lost customers and sales, and could have a material adverse effect on our business, financial condition and results of operations.

We currently rely on third-party suppliers and other third parties for production of our drug product candidates and our dependence on these third parties may impair the advancement of our research and development programs and the development of our drug product candidates.

We currently rely on and expect to continue to rely on third parties, for the manufacturing and supply of chemical compounds for preclinical studies and clinical trials of our product candidates, including AM-125 and AM-401. and others for the manufacturing and supply of the drug product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our drug product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our drug product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our drug product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our drug product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our drug product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

In addition, the fact that we are dependent on our suppliers and other third parties for the manufacture, storage and distribution of our drug product candidates means that we are subject to the risk that our product candidates and, if approved, commercial products may have manufacturing defects that we have limited ability to prevent or control. The sale of drug products containing such defects could result in recalls or regulatory enforcement action that could adversely affect our business, financial condition and results of operations.

Growth in the costs and expenses of components or raw materials may also adversely influence our business, financial condition and results of operations. Supply sources could be interrupted from time to time and, if interrupted, that supplies could be resumed (whether in part or in whole) within a reasonable time frame and at an acceptable cost or at all.

Our current and anticipated future dependence upon others for the manufacturing of AM-125, AM-401 and any other product candidate that we develop may adversely affect our future profit margins and our ability to commercialize any drug products that receive marketing approval on a timely and competitive basis.

Certain ingredients and the primary packaging for Bentrio™ and our drug product candidates are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply us with the ingredients or the primary packaging, could materially and adversely affect our business.

We do not currently, and do not expect to in the future, independently conduct manufacturing activities for Bentrio™ and our drug product candidates, including AM-125 and AM-401. We currently have a relationship with one supplier each, for the supply of the drug substance of AM-125 and AM-401, the peptide for AM-401, and for the key component of Bentrio™. We do not currently have any other suppliers for the drug substance, certain other ingredients, and primary packaging of our drug product candidates and Bentrio™ and, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, and we have performed some preliminary investigations to assess this availability, we cannot assure you that identifying alternate sources and establishing relationships with such sources would not result in significant delay in the development of our drug product candidates or in significant interruptions in commercial supplies of Bentrio™. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all. A delay in the development of our drug product candidates, interruption in commercial supplies of Bentrio™ or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

Risks Related to Intellectual Property

If we or our licensors are unable to obtain and maintain effective patent rights for our technologies, commercial products, drug product candidates or any future product candidates, or if the scope of the patent rights obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property related to our technologies, commercial products and drug product candidates. Our success depends in large part on our and our licensors’ ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and products.

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

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. We cannot be certain that we were the first to file any patent application related to our product candidates, or whether we were the first to make the inventions claimed in our owned patents or pending patent applications, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated, which could allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for commercial products or drug product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

We, independently or together with our licensors, have filed several patent applications covering various aspects of our commercial products, drug product candidates or technologies. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be challenged by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of our commercial products or any drug product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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

While patent term extensions under the Hatch-Waxman Act in the United States and under supplementary protection certificates in Europe may be available to extend the patent exclusivity term for Bentrio™ and our drug product candidates, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. In addition, upon issuance in the United States any patent term can be adjusted based on certain delays caused by the applicant(s) or the U.S. Patent and Trademark Office, or USPTO. For example, a patent term can be reduced based on certain delays caused by the patent applicant during patent prosecution.

While in the United States there is a possibility of obtaining market protection independent from any patent protection for up to 3 and 5 years from approval, and in the European Union one may obtain data exclusivity of eight years from approval with an additional two years of market exclusivity (which can potentially be extended by one year), there is no assurance that we can obtain such data exclusivity and market protection with respect to Bentrio™, AM-125, AM-401 , or any of our other drug product candidates. Our issued patents and pending patent applications are expected to expire for AM-125 in 2038, for AM-401 in 2034 and for Bentrio™ in 2040, prior to any patent term extensions to which we may be entitled under applicable laws.

If we are unable to maintain effective proprietary rights for our technologies, commercial products, drug product candidates or any future drug product candidates, we may not be able to compete effectively in our markets.

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

Our commercial success depends in part on our ability to develop, manufacture, market and sell our commercial products or drug product candidates and use our proprietary technology without alleged or actual infringement, misappropriation, or other violation of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, and reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S.- and foreign-issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are marketing commercial products or developing drug product candidates. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our commercial products and drug product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods of treatment related to the use or manufacture of our commercial products or drug product candidates. Although we generally conduct certain freedom to operate search and review with respect to our product candidates, we cannot guarantee that any of our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the United States and abroad that is relevant or necessary to the commercialization of our commercial products or drug product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our commercial products or drug product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our commercial products or drug product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to continue commercialization of such commercial product or to commercialize such drug product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture, or methods of use, the holders of any such patents may be able to block our ability to continue the commercialization of our commercial products or to develop and commercialize the applicable drug product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further commercialize our commercial products or develop and commercialize one or more of our drug product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

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

Accordingly, if AM-125 and AM-401 are approved, competitors could file ANDAs for generic versions of AM-125 and AM-401, or 505(b)(2) NDAs that reference AM-125 and AM-401, respectively. If there are patents listed for AM-125 and AM-401 in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.

We may not be successful in securing or maintaining proprietary patent protection for drug products and technologies we develop or license. Moreover, if any patents that are granted and listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected drug product could immediately face generic competition and its sales would likely decline rapidly and materially. Should sales decline, we may have to write off a portion or all of the intangible assets associated with the affected drug product and our results of operations and cash flows could be materially and adversely affected.

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

If we fail to comply with the obligations in our Exclusive License Agreement with WU, , we could lose intellectual property rights that are important to our AM-401 drug product candidate and further potential drug product candidates.

Our Exclusive License Agreement with WU imposes various development, milestone payment, royalty, and other obligations on us. If we fail to comply with our obligations under the agreement and fail to cure such breach, or we are subject to a bankruptcy, WU has the right to terminate the agreement, in which event we would not be able to develop or market AM-401 or any future drug product candidates covered by the license.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter such infringement, we may be required to file claims against those competitors, which can be expensive and time-consuming. If we or one of our licensing partners were to initiate legal proceedings against a third party to enforce a patent covering one of our commercial products or drug product candidates, the defendant could counterclaim that the patent covering our commercial product or drug product candidate is invalid, overbroad and/or unenforceable, or that we infringe the defendant’s patents. In patent litigation in the United States, defendant counterclaims alleging invalidity, overbreadth and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. A court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop a third party from using the technology in question on the grounds that our patents do not cover that technology. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could adversely affect us.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue the commercial roll-out of Bentrio™, our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our drug product candidates to market. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

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

Because we rely on our advisors, employees and third-party contractors and consultants to research and develop and to manufacture our commercial products and drug product candidates, we must, at times, share our intellectual property with them. We seek to protect our intellectual property and other proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of these advisors, employees and third parties to use or disclose our confidential information, including our intellectual property and trade secrets. Despite the contractual provisions employed when working with these advisors, employees and third parties, the need to share intellectual property and other confidential information increases the risk that such confidential information becomes known by our competitors, are inadvertently incorporated into the product development of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how, intellectual property and trade secrets, a competitor’s discovery of our intellectual property or trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

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

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our drug product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our patents or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. As part of ordinary course prosecution and maintenance activities, we determine whether to seek patent protection outside the U.S. and in which countries. This also applies to patents we have acquired or in-licensed from third parties. In some cases this means that we, or our predecessors in interest or licensors of patents within our portfolio, have sought patent protection in a limited number of countries for patents covering our product candidates. Competitors may use our technologies in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Key management includes our executive officers Thomas Meyer, our founder, Chairman and Chief Executive Officer, Samuel Wickline, Trasir’s founder and our Chief Scientific Officer for RNA therapeutics, and Marcel Gremaud, Chief Financial Officer, who constitute the Executive Management Committee. Marcel Gremaud has been working as a consultant for our Company since 2013; he replaced as Chief Financial Officer Elmar Schärli, who continues to manage certain of our finance and treasury activities.

As we have been expanding our activities in the field of RNA therapeutics and started commercial operations with Bentrio™, we have been doubling our headcount through the hiring of experienced staff. The new hires include a Chief Development Officer for our activities in RNA therapeutics and a head of our newly created “OTC Consumer Health” business unit for our Bentrio™ related activities. Both of them will join our Company in 2022.

All our staff are engaged in project management or general management, and we do not have any inhouse laboratories or manufacturing facilities. During the COVID-19 pandemic, all our staff worked for several time periods remotely in accordance with Swiss public health regulations or by voluntary Company decision. Overall, the remote work did not have any significant impact on our ability to manage projects or processes effectively.

The loss of key managers and senior scientists could delay our research and development activities. Laws and regulations on executive compensation, including legislation in Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In addition, the competition for qualified personnel in the biopharmaceutical and pharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement business strategy, which could have a material adverse effect on our business.

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

The share price of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. For example, during the last year, our common shares have traded as high as $6.25 in March 2021 and as low as $1.21 in December 2021. The market price of our common shares may fluctuate significantly in the future due to a variety of factors, including:

●	delays in the commercial roll out of Bentrio™;

●	positive or negative results of testing and clinical trials by us, strategic partners, or competitors;

●	delays in executing on our plans to reposition the Company around RNA therapeutics and / or to divest or spin off our business in neurotology, rhinology and allergology;

●	technological innovations or commercial product introductions by us or competitors;

●	changes in government regulations;

●	developments concerning proprietary rights, including patents and litigation matters;

●	public concern relating to the commercial value or safety of any of our product candidates;

●	financing or other corporate transactions;

●	publication of research reports or comments by securities or industry analysts;

●	general market conditions in the pharmaceutical industry or in the economy as a whole;

●	our ability to maintain the listing of our common shares on Nasdaq; or

●	other events and factors beyond our control.

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

Certain principal shareholders and their affiliated entities as well as members of our executive team and board of directors own approximately 9.5% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the shares represented at our general meetings of shareholders may control any shareholder resolution requiring an absolute majority of the shares represented, including the election of members to the board of directors of the Company, certain decisions relating to our capital structure, the approval of certain significant corporate transactions and certain amendments to our bye-laws (the “Bye-laws”). To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Approximately 11.4% of our common shares issued and outstanding are held by affiliates. If these shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities could be adversely affected. Additionally, as of the date of this Annual Report we have warrants outstanding, which are exercisable for an aggregate of 246,102 common shares at a weighted average exercise price of $59.85 per share, an equity commitment to sell up to $8.5 million of additional common shares to Lincoln Park Capital Fund, LLC (“LPC”) pursuant to the commitment purchase agreement we entered into on April 23, 2020 with LPC (the “LPC Purchase Agreement”) and an at-the-market offering program pursuant to the sales agreement we entered into with A.G.P./Alliance Global Partners (“A.G.P.”) on November 30, 2018, as amended on April 5, 2019 (the “A.G.P. Sales Agreement”) for sales of up to $18.3 million of additional common shares. We have also filed registration statements to register the resale of the common shares underlying the warrants that we have offered and sold in unregistered transactions, the common shares that are sold to LPC and the common shares and other equity securities that we have issued under our prior equity incentive plans or may issue under our new omnibus equity compensation plan. These common shares may be freely sold in the public market upon issuance, subject to certain limitations applicable to affiliates. In addition, we have filed a registration statement covering the issuance and sale by us of up to $79 million of common shares, debt securities, warrants, purchase contracts, units and common shares. We may issue such securities, including our common shares and warrants to purchase common shares, at any time and from time to time subject to the limitations set forth in General Instruction I.B.5 of Form F-3. If a large number of our common shares and/or warrants to purchase common shares are sold in the public market, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

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

If we are or become classified as a passive foreign investment company (“PFIC”), our U.S. shareholders may suffer adverse tax consequences as a result.

A non-U.S. corporation, such as our Company, will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

Based upon our current and projected income and assets, and projections as to the value of our assets, we do not anticipate that we will be a PFIC for the 2022 taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and we have not and will not obtain an opinion of counsel regarding our classification as a PFIC. Fluctuations in the market price of our common shares may cause us to be classified as a PFIC in any taxable year because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our common shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the 2022 taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and any future fundraising activity. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service (the “IRS”) may challenge the classification or valuation of our Company’s assets, including its goodwill and other unbooked intangibles, or the classification of certain amounts received by our Company, which may result in our Company being, or becoming classified as, a PFIC for the 2022 taxable year or future taxable years. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year and U.S. investors should invest in our common shares only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

If we were a PFIC for any taxable year during which a U.S. investor held our common shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

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

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. The ES Act could affect the manner in which Altamira Therapeutics operates its business, which could adversely affect its business, financial condition and results of operations.

Although it is presently anticipated that the ES Act will have no material impact on Altamira Therapeutics or its operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of the ES Act on Altamira Therapeutics.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the Company

Overview

We are a biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs. For the most part since the formation of our Company, we have been focusing on the development of therapeutics for inner ear disorders: (i) Keyzilen® (AM-101) in acute inner ear tinnitus, (ii) Sonsuvi® (AM-111) in acute inner ear hearing loss and (iii) AM-125 in acute peripheral vertigo. We advanced Keyzilen® and Sonsuvi® to Phase 3 clinical trials, and we are currently in Phase 2 clinical development with AM-125. In 2021 we launched Bentrio™, a drug free medical device for protection against airborne allergens and viruses in selected European markets. Further, through the acquisition of Trasir Therapeutics (“Trasir”) in 2021, we entered the field of RNA delivery. In this context, we announced our intention to reposition the Company around RNA therapeutics with AM-401 for the treatment of KRAS driven cancers being our first project, and to divest or spin off our non-RNA businesses, which are our assets in neurotology, rhinology and allergology, including Bentrio™, AM-125, Keyzilen®, Sonsuvi® and certain early-stage drug product candidates.

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

In July 2019, we started enrollment into a randomized placebo-controlled Phase 2 clinical study with AM-125. The “TRAVERS” Phase 2 trial is expected to enroll 118 patients suffering from acute vertigo following neurosurgery (for surgical removal of a vestibular schwannoma, a tumor growing behind the inner ear, resection of the vestibular nerve, which is called vestibular neurectomy, or surgical removal of parts of the inner ear, which is called labyrinthectomy). Starting three days after neurosurgery, trial participants self-administer AM-125 or placebo 3 x daily for four weeks; they are then followed for a further two weeks. The trial is being conducted in several countries ex US.

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

Enrollment into TRAVERS has been impacted by the COVID-19 pandemic, as the type of neurosurgery required for participation in the trial is classified as an elective procedure and hence was postponed and as many participating sites temporarily reduced or suspended clinical research activities. The effect was particularly felt in the spring of 2020 and then again in early 2021. In February 2022 we announced the completion of enrollment into TRAVERS. We expect to obtain top-line results in the second quarter of 2022.

We have discussed the regulatory requirements for AM-125 during a pre-Investigational New Drug (“IND”) meeting with the FDA and in the context of scientific advice meetings with the EMA and two European national health authorities to further define the development program. We expect to have further exchanges with regulatory agencies following conclusion of the TRAVERS trial, upon which we aim to obtain an IND. We expect to initiate a Phase 3 clinical trial with AM-125 in acute peripheral vertigo in late 2022. We believe that, if approved, AM-125 could become the first betahistine product for the treatment of acute peripheral vertigo in the United States. We are currently evaluating the feasibility of a clinical study with AM-125 in central vertigo, which may lead to the initiation of a Phase 2 trial later in 2022.

Under product code AM-201, we evaluated intranasal betahistine also for its potential use in the prevention of antipsychotic induced weight gain and drowsiness. In 2019, we initiated a Phase 1b trial in Europe to evaluate AM-201’s safety and therapeutic effects in this indication. Participants received either AM-201 (1, 2.5, 5, 10, 20 or 30 mg) or placebo in parallel with oral olanzapine (10 mg) once a day for four weeks. In May 2020, we announced that at AM-201 30 mg, the mean weight gain from baseline to the end of the treatment period was 2.8 kg compared against 3.7 kg in control subjects; the primary efficacy endpoint of mean reduction in weight gain was 0.9 kg and statistically significant (p<0.02; n=81 with pre-specified Bayesian augmented controls). In the context of our strategic repositioning, we have decided to deprioritize project AM-201 and suspended all development work.

Bentrio™ (AM-301)

In September 2020 we announced the launch of the development of Bentrio™ (AM-301), a drug-free nasal spray for protection against airborne viruses and allergens through a newly created subsidiary, Altamira Medica Ltd. Bentrio™, which is now being commercialized in Germany and other European countries under the CE mark as an “over the counter” product under the brand name Bentrio™, is a gel emulsion which works by forming a protective layer on the nasal mucosa that acts as a mechanical barrier against airborne viruses allergens. The barrier consists of two elements: (1) a mucoadhesive film lining the nasal cavity and preventing contact of airborne viruses or allergens with the nasal mucosa to reduce the risk of viral infection or allergic reactions; (2) the trapping / binding of such viruses or allergens through electrostatic effects, allowing for their removal e.g. through mucociliary clearance. In addition, the product helps to humidify and thus maintain the nasal mucosa’s function in clearing viruses and allergens from the nasal cavity. The key component of Bentrio™ is bentonite, a naturally occurring clay.

Following formulation development, we tested Bentrio™ in vitro in a series of experiments using reconstituted human nasal epithelia infected with SARS-CoV-2 or H1N1 influenza virus. Daily treatment with AM-301, beginning right before inoculation or 24-30 hours thereafter showed significant reductions of the viral titer compared to saline treated controls. In case of SARS-CoV-2, a protective effect was observed with the original virus, the Delta variant as well as the Omicron variant.

Based on these in vitro results, we believe that AM-301 could help to reduce the risks of exposure from airborne transmission of SARS-CoV-2. It is estimated that about 90% of air is inhaled via the nose, and it has been established that infection with SARS-CoV-2 via the nose is a major transmission pathway for COVID-19. In 2021 we prepared a randomized placebo-controlled clinical trial in acute COVID-19 (“COVAMID”) for further confirmation of the protective effects of Bentrio™; due to the largely unpredictable waves of infection on one hand and varying regulatory timelines and requirements, the trial could start enrollment only in March 2022.

In 2021 we conducted an open-label randomized cross-over study with AM-301 that enrolled 36 patients with allergic rhinitis caused by grass pollen. Study participants were administered a single dose of BentrioTM nasal spray or hydroxypropylmethylcellulose, a comparator product, prior to controlled pollen exposure for four hours in an allergen challenge chamber. The challenge was repeated with the alternate treatment following a wash-out period. The study demonstrated a rapid onset and long durability of Bentrio’s protective effect, established substantial equivalence to the marketed comparator with superior efficacy ratings by patients and clinicians, and showed good tolerability.

We believe that Bentrio™ could provide help to people suffering from allergic rhinitis by reducing their exposure to airborne allergen particles e.g. from pollens, house dust or animal hair. For further clinical data, in December 2021 we initiated a randomized open-label trial with Bentrio™ and saline nasal spray as control in seasonal allergic rhinitis (SAR) and an open-label clinical trial with AM-301 in perennial allergic rhinitis (PAR) with controlled house dust mite exposure. We expect the PAR trial to read out in the second quarter of 2022 and the SAR trial in late 2022.

Since Bentrio™ does not contain any active substance, it is regulated and marketed as an “over-the-counter” medical device. In May 2021 we completed the conformity assessment procedure for marketing the product in the member states of the European Union (EU), and in September 2021 we filed a 510(k) premarket notification with the FDA, which is currently under review for the intended use of promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens.

We intend to market Bentrio™ primarily through third parties. We already have entered into marketing and distribution agreements with several collaboration partners in Asia and Europe and intend to cover further markets in particular in Europe and North America.

AM-401

Through the acquisition of Trasir in June 2021 we entered the field of RNA therapeutics. Trasir’s core technology is the proprietary peptide polyplex platform OligoPhore™ and its equivalent SemaPhore™ that can engage any type of short interfering RNA (siRNA) or messenger RNA (mRNA), respectively, in rapid self-assembly. The technology allows for safe and effective systemic delivery of RNA payloads with efficient cellular uptake and full endosomal release. Importantly, it enables delivery to target tissues outside the liver, creating the potential for developing RNA-based therapies for a range of indications with substantial unmet need.

In various murine models of disease, OligoPhore™ and SemaPhore™ have been shown to protect the RNA payload (siRNA and/or mRNA) from degradation in the circulation, while enabling pH-dependent nucleotide endosomal escape and cytoplasmic delivery. Proof-of-concept for efficient delivery and target knockdown has been demonstrated for targets in the NF-kB family, various members of the ETS transcription factor family, and targets in the JNK and TAM pathways, enabling a preclinical development pathway for several oncology indications, rare diseases, as well as rheumatoid and osteoarthritis and inflammatory pathologies such as atherosclerosis.

In July 2021 we announced the selection of KRAS-driven cancer as the first therapeutic indication for our OligoPhore™ oligonucleotide delivery platform. We aim to advance the AM-401 program through preclinical studies with the objective of filing for an NDA in 2023. In parallel, we will seek to leverage the OligoPhore™ / SemaPhore™ platform through collaborations with other biopharmaceutical companies and the out-licensing of technology for specific indications.

Keyzilen®

We have been developing Keyzilen®, Esketamine gel for injection, for the treatment of acute inner ear tinnitus. Esketamine is a potent, small molecule non-competitive NMDA receptor antagonist. Keyzilen® is formulated in a biocompatible gel and delivered via intratympanic injection. It demonstrated a favorable safety profile and positive effect on PROs associated with tinnitus in two Phase 2 clinical trials. In two Phase 3 clinical trials (TACTT2 and TACTT3), we were unable to confirm the efficacy of Keyzilen™ as both of them did not meet their primary efficacy endpoints. We believe we have identified two principal sources for the negative outcomes from the TACTT trials: (i) the high frequency of tinnitus loudness ratings over an extended period of time and (ii) an unexpectedly high level of variability in outcomes among study sites. A survey among a number of TACTT3 participants revealed that the daily capture of tinnitus loudness and annoyance caused a number of patients to excessively focus on their tinnitus symptoms. In addition, it was observed that a non-negligible number of study participants presumably became tired of the daily ratings after some time and stopped providing actual values. With respect to variability, our analysis subsequent to the unblinding of the trial data has shown positive outcomes at numerous sites, including many of the high enrolling study centers, but inconclusive or contradictory outcomes at other sites.

In April 2019, we announced that we had completed the design of a pivotal Phase 2/3 trial for Keyzilen®. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus and provide confirmatory efficacy data to support a filing for marketing authorization. In September 2019, we announced that we have obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. In the context of our strategic repositioning, we aim to divest or spin off the Keyzilen® program.

Sonsuvi®

We also have been developing Sonsuvi® for acute inner ear hearing loss. In our Phase 2 clinical trial, AM-111 showed a favorable safety profile. Furthermore, in patients with severe to profound ASNHL, we observed a clinically relevant improvement in hearing threshold, speech discrimination and a higher rate of complete tinnitus remission compared with placebo. In November 2017, we announced that the HEALOS Phase 3 clinical trial that investigated Sonsuvi® in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment group.

Based on the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. In the context of our strategic repositioning, we aim to divest or spin off the Sonsuvi® program.

Trasir Acquisition

On June 1, 2021, the Company, Auris Medical Inc., an Illinois corporation and wholly owned subsidiary of the Company (“Subco”), Trasir Therapeutics, Inc., a Delaware corporation (“Trasir”), and each of the stockholders of Trasir (the “Trasir Stockholders”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, the Company acquired Trasir through the merger of Subco with and into Trasir (the “Merger”), with Trasir surviving the merger as the surviving entity (the “Surviving Corporation”). The Merger closed on June 1, 2021. As a result of the Merger, the shares of common stock of Trasir immediately prior to the effective time of the Merger converted into the right to receive: (i) the applicable pro rata share of an aggregate of 764,370 common shares, calculated based on a value of $2,500,000 divided by the average closing price of the common shares on the 15 trading days preceding the closing date; (ii) contingent on the occurrence of positive results from a subsequent post-closing scientific study led by Trasir (“Positive Results”), the applicable pro rata share of $1,500,000 of common shares, to be calculated based on the average closing price of the common shares on the 15 trading days preceding the occurrence of Positive Results; and (iii) $210,000 for expenses (the “Trasir Stockholder Expenses”) incurred in connection with the execution, delivery and performance of the Merger Agreement by certain Trasir Stockholders, paid partially in cash and partially in common shares based on the average closing price of the common shares on the 15 trading days preceding the closing date. In connection with the Merger, the Company also entered into an employment agreement with Dr. Samuel Wickline. Effective June 1, 2021, Dr. Wickline became the Chief Scientific Officer of the Company.

Capital expenditure and divestitures

Our actual capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to CHF 6.7 million, CHF 2.3 million and CHF 3.2 million, respectively. Our capital expenditures primarily consist of intangible assets (capitalized expenditures) related to AM-125 (mainly in Switzerland and Australia) and the upfront and milestone payments related to the acquisition of Trasir.

Corporate information

We are an exempted company organized under the laws of Bermuda. We began our current operations in 2003. On April 22, 2014, we changed our name from Auris Medical AG to Auris Medical Holding AG and transferred our operational business to our newly incorporated subsidiary Auris Medical AG, which is now our main operating subsidiary. On March 13, 2018, we effected a corporate reorganization through the Merger into a newly formed holding company for the purpose of effecting the equivalent of a 10-1 “reverse share split.” Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). By resolution of a Special General Meeting of Shareholders held on July 21, 2021 we adopted the new company name Altamira Therapeutics Ltd. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda, telephone number +1 (441) 295 5950. We maintain a website at www.altamiratherapeutics.com where general information about us is available. Investors can obtain copies of our filings with the SEC from this site free of charge, as well as from the SEC website at www.sec.gov. We are not incorporating the contents of our website into this Annual Report.

B.	Business overview

Strategy

Our goal is to become a leading biomedical company focused on developing and commercializing RNA therapeutics. We believe that the use of RNA therapeutics – be it siRNA, mRNA or other types – to control the expression of disease-relevant genes holds great promise. By engaging targets that are otherwise ‘undruggable’ by small molecules and proteins, whole new avenues are expected to open up with RNA therapeutics for treating intractable diseases. However, delivering RNA therapeutics into the right cell of the right tissue has been one of the key challenges preventing their more widespread adoption so far.

So far, most RNA therapeutics have been directed at the liver using delivery platforms based on lipid nanoparticles or GalNAc, an amino sugar derivative of galactose. In contrast, delivery to non-liver (that is extrahepatic) tissues has been largely elusive so far. Our proprietary peptide polyplex platform OligoPhore™ and its equivalent SemaPhore™ can engage any type of short interfering RNA (siRNA) or messenger RNA (mRNA), respectively, in rapid self-assembly. The technology allows for safe and effective systemic delivery of RNA payloads with efficient cellular uptake and full endosomal release. Importantly, it enables delivery to target tissues outside the liver, creating the potential for developing RNA-based therapies for a range of indications with substantial unmet need.

The key elements of our strategy are:

●	Demonstrate preclinical and clinical proof of concept with OligoPhore™ in KRAS driven cancer as first indication. Based on positive results obtained with Oligophore™ delivering various siRNA payloads in more than ten different murine disease models, we have selected KRAS driven cancer as the first indication in which we will seek to demonstrate clinical proof of concept.

●	Leverage OligoPhore™ / SemaPhore™ platform through partnering. Considering the suitability of our peptide polyplex platform for multiple therapeutic indications especially in oncology and immune diseases but also elsewhere, and for various types of therapeutics nucleotides, we aim to leverage it through collaborations with other biopharmaceutical companies and the out-licensing of technology for specific indications. In this way, we intend to become a delivery platform company.

●

Focus activities on RNA therapeutics by divesting or spinning off our non-RNA businesses. As we aim to expand our activities in RNA therapeutics, we intend to dedicate our full resources and management focus on them. Although we continue to believe that our businesses in neurotology, rhinology and allergology hold great promise, we consider that the related assets should be rather developed outside our Company. Any proceeds from their divestiture or spin-off shall be applied to growing the activities in RNA therapeutics.

Delivering RNA therapeutics to extrahepatic tissues

OligoPhore™ / SemaPhore™ is a versatile platform for safe and effective delivery of oligonucleotides such as siRNA (small interfering ribonucleic acid) or mRNA (messenger RNA) into target cells, using systemic or local administration. Using the same technology, OligoPhore™ designates the platform for oligonucleotides, whereas SemaPhore™ designates the platform for mRNA. It is based on a proprietary 21 amino acid peptide that can engage any type of RNA in rapid self-assembly into a polyplex. The polyplex has a size, charge, and other physical features that allow it to escape hepatic clearance and thus to reach other target tissues than the liver. OligoPhore™ / SemaPhore™ protects the RNA payload from degradation in the circulation and allows for rapid cellular uptake, while enabling pH-dependent nucleotide full endosomal escape and cytoplasmic delivery.

Effective delivery and positive treatment outcomes have been demonstrated with OligoPhore™ in more than 10 diverse murine models of disease for cancer, cardiovascular, and rheumatological targets in the NF-κB family, various members of the ETS transcription factor family, and targets in the JNK and TAM pathways. With SemaPhore™, positive results have been demonstrated so far in three different murine disease models in osteoarthritis, atherosclerosis and aortic aneurysm with WNT 16, p27Kip1 and SOD2 as targets. All of these results have been published in peer-reviewed journals.

The preparation of the polyplex formulations is relatively straightforward. The peptide carrier rapidly condenses nucleotides within minutes by mixing at a pre-defined ratio. The interaction between RNA sequence and peptide is initially electrostatic, but importantly an exothermic process of strong hydrogen bonding takes place between the histidines and nucleic acids to markedly stabilize the polyplex. A thin coating of albumin or hyaluronic acid is used to further stabilize the system. Once the polyplex is formed it can be injected intravenously or intraperitoneally, or by any other route that reaches the circulation. It readily escapes the leaky vasculature of various pathologies and is taken up avidly by cells that are capable of macropinocytosis (“big drinking”) such as cancer cells or macrophages. However, we also have transfected endothelium, smooth muscle, and other cell types. Once in the endosome, the natural process of acidification breaks strong bonds between the RNA and the peptide to disassemble the polyplex. The released peptide interacts with the endosomal membrane to permeabilize it and release the RNA into the cytoplasm. The peptide is then diluted quickly and broken down, causing no unintended damage to the cell membrane itself.

In July 2021 we announced the selection of KRAS-driven cancer as the first therapeutic indication for our OligoPhore™ oligonucleotide delivery platform. We aim to advance the AM-401 program through preclinical studies with the objective of filing for an NDA in 2023. In parallel, we will seek to leverage the OligoPhore™ / SemaPhore™ through collaborations with other biopharmaceutical companies and the out-licensing of technology for specific indications.

Market for RNA therapeutics

RNA therapeutics is a rapidly emerging field of human medicine that has the potential to change the standard of care for many diseases and target previously undruggable pathways. Traditional small molecule drugs target active sites of proteins so as to inhibit or alter their function; however, only ∼1.5% of the human genome encodes proteins (Ezkurdia et al., 2014), and only 10–14% of proteins have active binding sites that are “druggable” targets for small molecules (Hopkins and Groom, 2002). Thus the “druggable” targets for small molecule therapies is limited. This limitation was addressed in part by recombinant protein technology which has become a significant share of the pharmaceutical market (Damase et al., 2021). However, recombinant proteins have limitations as drugs, particularly due to size and stability issues. By contrast, nucleic-acid based strategies avoid many of these limitations as they make use of the translational machinery of the human cell.

RNA therapeutics comprise four broad categories: aptamers, antisense oligonucleotides (ASOs), RNA interference (RNAi) and messenger RNA (mRNA). Aptamers are oligonucleotide or peptide molecules that bind to a specific target molecule to inhibit signal transduction. ASOs bind to mRNA, rendering it inactive, whereas RNAi (short interfering RNA or siRNA and micro RNA or miRNA) promote the degradation of specific mRNA molecules. Rather than silencing defective genes as ASOs and RNAi do, mRNA promotes protein expression to compensate for a defective gene/protein. Regardless of the type of RNA therapeutic, delivery into target cells and tissues has proved to be a major challenge as RNA is inherently unstable and tends to show poor cellular uptake. Various delivery technologies have been developed to address these challenges, including the use of nanocarriers or bioconjugates for targeted delivery. While there has been substantial progress with delivery of RNA therapeutics to the liver, other target tissues and organs have remained difficult to reach.

In 2016 the FDA approved the first two ASO based therapeutics and in 2018 the first siRNA therapeutic. Further approvals have followed, and there is a growing number of RNA therapeutics in clinical development. With the rapid development of vaccines against COVID-19, which use mRNA to instruct muscle cells to produce the non-infectious SARS-CoV-2 spike protein to induce specific neutralizing antibodies, some key advantages of RNA-based therapeutics such as rapid design and scale-up in manufacturing have been highlighted. According to a recent report published by Allied Market Research the global market for RNA therapeutics (RNAi and ASOs) reached USD 4.9 billion in 2021 and is expected to grow to USD 25.1 billion in 2030. In another recent report by Research and Markets, it is estimated that the global market for mRNA therapeutics should grow from USD 46.7 billion in 2021 to USD 101.3 billion by 2026.

Protection against airborne viruses and allergens

With our Bentrio™ nasal spray, we are aiming to provide protection against airborne viruses and allergens. The nose is the first organ of the respiratory system. Its main function is breathing, bringing warm humidified air into the lungs. Filtering of the air by nasal hair in the nostrils prevents large particles from entering the lungs. The interior of the nose, which is called the nasal cavity, is lined by the nasal mucosa, one of the anatomical structures which form the physical barriers of the body’s immune system. These barriers provide mechanical protection from the invasion of infectious and allergenic pathogens. Sneezing is a reflex to expel unwanted particles from the nose that irritate the mucosal lining.

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

Market for allergic rhinitis and viral infection treatments

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

Infections from airborne viruses are very common. Viruses known to spread by airborne transmission (and also other routes) include rhinoviruses (cause common cold symptoms), influenza viruses (type A, type B, H1N1), varicella viruses (cause chickenpox), measles virus, mumps virus, enterovirus, norovirus, coronaviruses among others. Worldwide and nearly year-round, human rhinovirus (HRV) is the most common cause of upper respiratory tract infection and is responsible for more than one-half of cold-like illnesses. The treatment of HRV infection remains primarily supportive, including over-the-counter products aimed at symptom relief. Revenues in the US for cold and cough remedies such as antihistamines, antibiotics, decongestants, expectorants and bronchodilators are expected to exceed USD 12 billion in 2021. According to the US Centers for Disease Control and Prevention (CDC), influenza has resulted in 9-45 million illnesses, 140,000-810,000 hospitalizations and 12,000- 61,000 deaths annually since 2010. Protection against influenza may be achieved by seasonal vaccination (“flu shots”); in case of infection, there are a number of approved antiviral drugs available such as oseltamivir, zanamivir, peramivir or baloxavir marboxil.

The current COVID-19 pandemic has highlighted the large impact that viral infections can have on health, quality of life and economic activity. Since outbreak, more than 480 million people have been reported as infected and more than 6.1 million deaths have been counted globally. Thanks to massive and urgent efforts by public and private entities, vaccines could be developed in record time; in addition, the first oral antiviral treatments were approved, and dozens of other potential treatments have been under development. Although most of the population has been vaccinated in industrialized countries, a substantial number of people remain unvaccinated with even lower vaccination rates in most developing countries. It is uncertain at this point when and to what extent the COVID-19 pandemic can be ended or significantly mitigated in its effects as vaccine roll-outs take time and mutations of SARS-CoV-2 have developed which appear to reduce the protective effects of the newly developed vaccines.

Treatment of neurotologic conditions

The three most frequent neurotologic disorders are vertigo / dizziness, hearing loss and tinnitus. With AM-125, we are aiming to treat acute peripheral vertigo, which is a disorder of the vestibular system. The vestibular system is responsible for the sensations of balance and motion. For this, the brain receives, integrates, and analyzes information it receives from the left and right inner ear on the altitude, rotation, and linear motion of the head, visual input from the eyes and input from joint and muscle receptors (the propriosensory system). When vestibular input from each inner ear is equal, the system is in balance, and there is no sense of movement. When inputs are unequal, the brain interprets this as movement. As a result, compensatory eye movements and postural adjustments occur to maintain balance. However, when some pathology (e.g., inflammation or trauma) disrupts signaling unilaterally, the result is an imbalance in vestibular input that can lead to vertigo.

Betahistine, the active substance of AM-125, has been used for decades for the treatment of vertigo. However, when administered orally, only small quantities of the drug actually reach the blood stream and can be distributed to the inner ear and the brain due to rapid and pronounced first pass metabolism. As a consequence of the low bioavailability, there has been significant variability in therapeutic outcomes. With AM-125, we are using intranasal delivery of betahistine.

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

For our projects Keyzilen® (AM-101) and Sonsuvi® (AM-111), we are targeting specifically the cochlea, which together with the vestibule and the semicircular canals of the peripheral vestibular system forms the inner ear. The snail-shaped cochlea is the sensory organ at the periphery of the auditory system, which transmits sound along the auditory pathway up to the brain for hearing. Acute insults to the cochlea from a variety of sources – for example, loud noise, infection or insufficient blood supply – may lead to excessive levels of glutamate, the principal neurotransmitter in the cochlea as well as other pathological processes. This in turn may damage cochlear hair cells, which tune and amplify sound inside the cochlea or convert mechanical movement into neural signals, as well as cochlear neurons. Such damage may result in the symptoms of inner ear hearing loss and/or inner ear tinnitus that can be transitory as natural repair mechanisms set in or that become permanent when hair cells or neurons die or are permanently injured.

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

Market for neurotologic treatments

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

Our Products and Product Candidates

Bentrio™ (AM-301) in the protection against airborne allergens and viruses

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

Our solution – Bentrio™

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

The key component of AM-301 is bentonite, a naturally occurring clay. Following formulation development, we tested Bentrio™ in vitro in a series of experiments using reconstituted human nasal epithelia infected with SARS-CoV-2 or H1N1 influenza virus. Daily treatment with AM-301, beginning right before inoculation or 24-30 hours thereafter showed significant reductions of the viral titer compared to saline treated controls. In case of SARS-CoV-2, a protective effect was observed with the original virus, the Delta variant as well as the Omicron variant.

Based on these in vitro results, we believe that AM-301 could help to reduce the risks of exposure from airborne transmission of SARS-CoV-2. It is estimated that about 90% of air is inhaled via the nose, and it has been established that infection with SARS-CoV-2 via the nose is a major transmission pathway for COVID-19. In 2021 we prepared a randomized placebo-controlled clinical trial in acute COVID-19 (“COVAMID”) for further confirmation of the protective effects of Bentrio™; due to the largely unpredictable waves of infection on one hand and varying regulatory timelines and requirements, the trial could start enrollment only in March 2022.

In 2021 we conducted an open-label randomized cross-over study with AM-301 that enrolled 36 patients with allergic rhinitis caused by grass pollen. Study participants were administered a single dose of BentrioTM nasal spray or hydroxypropylmethylcellulose, a comparator product, prior to controlled pollen exposure for four hours in an allergen challenge chamber. The challenge was repeated with the alternate treatment following a wash-out period. The study demonstrated a rapid onset and long durability of Bentrio’s protective effect, established substantial equivalence to the marketed comparator with superior efficacy ratings by patients and clinicians, and showed good tolerability.

We believe that Bentrio™ could provide help to people suffering from allergic rhinitis by reducing their exposure to airborne allergen particles e.g. from pollens, house dust or animal hair. For further clinical data, in December 2021 we initiated a randomized open-label trial with Bentrio™ and saline nasal spray as control in seasonal allergic rhinitis (SAR) and an open-label clinical trial with AM-301 in perennial allergic rhinitis (PAR) with controlled house dust mite exposure. We expect the PAR trial to read out in the second quarter of 2022 and the SAR trial in late 2022.

Since Bentrio™ does not contain any active substance, it is regulated and marketed as an “over-the-counter” medical device. In May 2021 we completed the conformity assessment procedure for marketing the product in the member states of the European Union (EU), and in September 2021 we filed a 510(k) premarket notification with the FDA, which is currently under review for the intended use of promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens.

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

Various studies and meta-analyses have demonstrated therapeutic benefits of betahistine in both the treatment of vertigo as well as in supporting vestibular rehabilitation. However, the evidence for therapeutic benefits is variable, and it has been suggested that efficacy could be increased with higher doses and / or longer treatment periods. It is well known that orally administered betahistine is rapidly and almost completely metabolized into 2-pyridylacetic acid, also known as 2-PAA, which lacks pharmacological activity. As a consequence, the bioavailability of oral betahistine is estimated to be very low.

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

Loss of postural control affects essentially all patients suffering from acute vertigo and has a substantial impact on day-to-day functioning. It is assessed relatively easily through a number of widely used balance and functional tests:

●	Static conditions: Romberg test, standing on foam, single-leg stance

●	Dynamic conditions: tandem gait, timed “up and go”, 10 meter walking or other tests

Other outcome measures target the interaction between inner ear and ocular sensory input. Nystagmography measures the velocity and direction of involuntary eye movements (nystagmus) triggered by vestibular imbalance and the head-impulse test measures to which extent the reflex is disturbed that triggers eye movement as a response to a movement of the head. Further, there are clinician or patient reported clinical outcomes that subjectively capture the illusion of movement, the duration of the illusion, motion intolerance, neurovegetative signs, and instability. Examples include the Dizziness Handicap Inventory (DHI) questionnaire, the Vestibular Rehabilitation Benefits Questionnaire (VRBQ) or the European Evaluation of Vertigo (EEV) questionnaire.

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

Enrollment into TRAVERS has been impacted by the COVID-19 pandemic, as the type of neurosurgery required for participation in the trial is classified as an elective procedure and hence was postponed and as many participating sites temporarily reduced or suspended clinical research activities. The effect was particularly felt in the spring of 2020 and then again in early 2021. In February 2022 we announced the completion of enrollment into TRAVERS. We expect to obtain top-line results in the second quarter of 2022.

We have discussed the regulatory requirements for AM-125 during a pre-Investigational New Drug (“IND”) meeting with the FDA and in the context of scientific advice meetings with the EMA and two European national health authorities to further define the development program. We expect to have further exchanges with regulatory agencies following conclusion of the TRAVERS trial, upon which we aim to obtain an IND. We expect to initiate a Phase 3 clinical trial with AM-125 in acute peripheral vertigo in late 2022. We believe that, if approved, AM-125 could become the first betahistine product for the treatment of acute peripheral vertigo in the United States. We are currently evaluating the feasibility of a clinical study with AM-125 in central vertigo, which may lead to the initiation of a Phase 2 trial later in 2022.

In May 2018, we initiated project AM-201 to evaluate intranasal betahistine also for the prevention of antipsychotic-induced weight gain and somnolence. Betahistine is thought to counteract the effects of antipsychotics such as olanzapine and to relieve the inhibitory effect on the H1 receptor by binding to and activating the H1 receptor to normalize/reduce the food take and consequently lead to reduced weight gain and somnolence. We believe the weight-attenuating effect is intensified by betahistine’s property as antagonist at the H3 receptor.

In 2019, we initiated a Phase 1b trial in Europe to evaluate AM-201’s safety and therapeutic effects in this indication. Participants received either AM-201 (1, 2.5, 5, 10, 20 or 30 mg) or placebo in parallel with oral olanzapine (10 mg) once a day for four weeks. In May 2020, we announced that at AM-201 30 mg, the mean weight gain from baseline to the end of the treatment period was 2.8 kg compared against 3.7 kg in control subjects; the primary efficacy endpoint of mean reduction in weight gain was 0.9 kg and statistically significant (p<0.02; n=81 with pre-specified Bayesian augmented controls). As expected, intranasal delivery of betahistine allowed for substantially higher concentrations in blood plasma compared with levels previously reported for oral betahistine. In the context of our strategic repositioning, we have decided to deprioritize project AM-201 and suspended all development work.

AM-401 in KRAS driven cancers

KRAS driven cancers

The KRAS gene encodes the Ras protein which controls - like an “on / off switch” – cell growth, cell maturation, and cell death. Through mutations, the Ras proteins can be rendered persistently active, causing cancer cells to grow and spread in the body. Mutations of KRAS are associated with poor prognosis in several cancers, and there is a substantial body of evidence supporting the role of KRAS in the initiation and maintenance of cancer. Mutated forms of KRAS are found in one-fifth of all human cancers, including 32% of non-small-cell lung cancers (NSCLCs), 40% of colorectal cancers (CRCs) and 85–90% of pancreatic cancers. According to the American Cancer Society, overall, almost 150,000 new cases of KRAS mutated tumors are diagnosed in the United States alone across these three tumor types each year. It has been estimated that mutations in KRAS alone account for approximately one million deaths per year worldwide (Simanshu et al., 2017).

Since the original discovery of KRAS as an oncogene in 1982, there have been intense efforts to develop a targeted therapeutic for KRAS mutant cancers. Although the role of KRAS mutations in cancer has been known for decades, they have remained a challenging target for therapeutic interventions. KRAS was long considered undruggable, in part because its surface lacked obvious binding sites. Only recently did the FDA approve with sotorasib the first ever treatment for KRAS driven cancer. Sotorasib, a small molecule, received accelerated approval as second-line treatment for KRAS G12C-mutated NSCLC.

Our solution – AM-401

We are applying our OligoPhore™ technology to KRAS driven cancers for first clinical proof of concept. Our unique approach utilizes a custom-designed 21 amino acid peptide that rapidly condenses peptide and nucleotide components into a polyplex with a size, charge, and other physical features that allow it to escape hepatic clearance. The technology has the following features:

●	Stability: siRNA is complexed in nanoparticle polyplex format, and is only released inside of cells after endosomal uptake and not in the circulation

●	Extrahepatic delivery: the nanoparticle is not sequestered in liver, but will readily permeate inflamed pathological tissues

●	Endosomal escape: we have co-opted the natural cellular process of endosomal acidification to disassemble the polyplex, which is followed by full release of siRNA into the cytoplasm

●	Selectivity: the polyplex silences molecular targets in diseased tissues only

●	Safety: no cellular or adaptive immune responsivity to nanoparticle components or siRNA after multiple serial doses, and no organ toxicities observed in mice after serial dosing

The therapeutic objective for AM-401 is to slow down KRAS driven tumor cell growth and proliferation or to stop it altogether by delivering siRNA specifically inside tumor cells for gene knock down. As described by Strand and colleagues in a 2019 issue of the scientific journal Oncotarget, in vitro and in vivo experiments demonstrated efficient uptake of OligoPhore™ nanoparticles with KRAS-targeted siRNA in colorectal and pancreatic cancer cells, strong inhibition of KRAS expression, reduced viability of tumor cells and significant reduction in tumor growth and volume. Importantly, a murine model demonstrated the capacity of the OligoPhore™ platform to drive targeted delivery of the nanoparticles specifically to tumor cells.

Based on these outcomes, we started in silico and in vitro work to screen and select the most effective siRNA sequences and to optimize their properties. This will be followed by further in vivo testing. Meanwhile, we have been working on the scale up in the synthesis of the peptide base of OligoPhore™ and process development for the manufacture of the nanoparticles. We intend to review and discuss our plans for IND-enabling preclinical studies with the FDA in the context of a Pre-IND meeting. Subject to the opening of an IND (or equivalent clearance by another regulatory agency), we expect to conduct a Phase 1 clinical trial in patients with KRAS driven cancer.

Keyzilen® in Tinnitus

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

We have been developing Keyzilen®, Esketamine gel for injection, for the treatment of acute inner ear tinnitus. Esketamine is a potent, small molecule non-competitive NMDA receptor antagonist. Keyzilen® is formulated in a biocompatible gel and delivered via intratympanic injection. It demonstrated a favorable safety profile and positive effect on PROs associated with tinnitus in two Phase 2 clinical trials. In two Phase 3 clinical trials (TACTT2 and TACTT3), we were unable to confirm the efficacy of Keyzilen™ as both of them did not meet their primary efficacy endpoints. We believe we have identified two principal sources for the negative outcomes from the TACTT trials: (i) the high frequency of tinnitus loudness ratings over an extended period of time and (ii) an unexpectedly high level of variability in outcomes among study sites. A survey among a number of TACTT3 participants revealed that the daily capture of tinnitus loudness and annoyance caused a number of patients to excessively focus on their tinnitus symptoms. In addition, it was observed that a non-negligible number of study participants presumably became tired of the daily ratings after some time and stopped providing actual values. With respect to variability, our analysis subsequent to the unblinding of the trial data has shown positive outcomes at numerous sites, including many of the high enrolling study centers, but inconclusive or contradictory outcomes at other sites.

In April 2019, we announced that we had completed the design of a pivotal Phase 2/3 trial for Keyzilen®. The trial shall, in two stages, reaffirm the compound’s efficacy in the treatment of acute tinnitus and provide confirmatory efficacy data to support a filing for marketing authorization. In September 2019, we announced that we have obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. In the context of our strategic repositioning, we aim to divest or spin off the Keyzilen® program.

Sonsuvi® (AM-111) in Hearing Loss

Sonsuvi® is being developed for the treatment of acute sensorineural hearing loss (ASNHL), where there is damage to the sensory cells of the inner ear. ASNHL may be triggered by a variety of insults, such as exposure to excessively loud sound, infection, inflammation or certain ototoxic drugs. These insults may also result in tinnitus. According to an article by Alexander and Harris published in Otology & Neurotology in 2013, the average annual incidence of sudden deafness is 66,954 new cases among the U.S. insured population. There are no currently approved treatments for this patient population.

Sonsuvi® contains a synthetic D-form peptide (Brimapitide or D-JNKI-1) that protects sensorineural structures in the inner ear from stress-induced damage. Sonsuvi® has been granted orphan drug status by both EMA and FDA and has been granted fast track designation by the FDA for the treatment of sudden sensorineural hearing loss.

We have been developing Sonsuvi® for acute inner ear hearing loss. In our Phase 2 clinical trial, AM-111 showed a favorable safety profile. Furthermore, in patients with severe to profound ASNHL, we observed a clinically relevant improvement in hearing threshold, speech discrimination and a higher rate of complete tinnitus remission compared with placebo. In November 2017, we announced that the HEALOS Phase 3 clinical trial that investigated Sonsuvi® in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment group.

Based on the HEALOS results, we submitted the design of a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss to the EMA and subsequently also to the FDA for review. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. In the context of our strategic repositioning, we aim to divest or spin off the Sonsuvi® program.

Competition

We face or may face competition from different sources with respect to our commercial product Bentrio™ and our drug product candidates AM-125, AM-401 and our other pipeline products or any product candidates that we may seek to develop or commercialize in the future. Any product candidates that we successfully develop and commercialize will compete with existing therapies, even if they are not licensed specifically for use in our target therapeutic indications or if they lack clear proof of efficacy.

Possible competitors may be biotechnology, pharmaceutical and medical device companies as well as academic institutions, government agencies and private and public research institutions, which may in the future develop products to treat KRAS driven cancer, vertigo, allergic rhinitis or viral infections. Bentrio™ and any drug product candidates that we successfully develop and commercialize will compete with new therapies that may become available in the future. We believe that the key competitive factors affecting the success of our product candidates, if approved, are likely to be efficacy, safety, convenience, price, tolerability and the availability of reimbursement from government and other third-party payors.

Allergic rhinitis and upper respiratory airway infections

We believe that our main competitors for Bentrio™ are Marinomed Biotech AG or Marinomed, SaNOtize Research and Development Corp. or Sanotize, Nasaleze Ltd. or Nasaleze, Nasus Pharma Ltd. or Nasus Pharma, and larger companies such as GSK, Bayer, Sanofi, Procter & Gamble, Reckitt Benckiser, and Johnson & Johnson. These companies already market a variety of OTC drug or drug-free products for the management of allergic rhinitis and/or protection against certain viruses. E.g. Nasaleze and Nasus Pharma market nasal sprays based on hydroxypropylmethylcellulose (HPMC) powder which serves to establish a barrier on the nasal mucosa. Marinomed is marketing through various licensees a nasal spray based on carrageenan, a sulfated polymer from red seaweed, for protection against certain respiratory viral infections. Sanotize is marketing a nasal spray drug that uses nitric oxide to kill viruses. Other marketed products include nasal sprays, tablets or lozenges (e.g. based on corticosteroids or antihistamines). Some of the aforementioned drugs or medicinal products are marketed globally, whereas others are marketed only regionally. We believe that we will be able to differentiate AM-301 against competing products based on its triple mode of action devoid of any active substance, its extended nasal residence time, and utility in protecting against deleterious effects of both airborne allergens and viruses.

Vestibular Disorders

There are a number of product candidates in clinical development by third parties that aim to prevent or treat vertigo. Based on publicly available information, we have identified the following drug product candidates that are currently in clinical development:

●	Otonomy is developing a polymer-based formulation for the steroid dexamethasone (Otividex; OTO-104) for patients with Meniere’s disease. In August 2017 Otonomy announced that a Phase 3 clinical trial conducted in the United States had failed to show a treatment effect of OTO-104 against placebo and that a European Phase 3 clinical trial was terminated early. In November 2017 the company announced that the European study showed a statistically significant reduction in the count of definitive vertigo days. In February 2021 the company announced that a new Phase 3 trial with OTO-104 had failed to reach its primary efficacy endpoint.

●	Sound Pharma has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration. In June 2019 Sound Pharmaceuticals announced top-line results from a Phase 2 clinical trial with SP-1005 with Meniere’s disease. The company reported a significant improvement in hearing; however, no information was provided with regard to any potential treatment effects on vertigo. In 2020, Sound Pharmaceuticals announced its intention to move SPI-1005 into Phase 3 development.

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

KRAS driven cancers

There are several companies developing treatments for KRAS driven cancers. Amgen obtained an accelerated approval by the FDA for the KRAS G12C small molecule inhibitor sotorasib as second-line treatment in NSCLC with G12C mutated KRAS (that is a glycine-to-cysteine substitution at codon 12 of KRAS). G12C mutations are also the targets for small molecule inhibitors under development by Mirati Therapeutics (adagrasib), Novartis (IDQ443), Genentech (GDC-6036), Eli Lilly (LY3537982), and Boehringer Ingelheim (BI 1823911) with target indications in NSCLC, colorectal cancer (CRC), pancreatic cancer and other solid tumors carrying the KRAS G12C mutation. Merck and Moderna are in early stage clinical development with a patient-specific mRNA-based vaccine encoding KRAS neoantigens (mRNA-5671). Revolution Medicines has several small molecule inhibitors under development, which target G12C (RMC-6291), G12D (RMC-9805), G13C (RMC-8839) or all RAS cancer mutations (RASMulti (On)). There are also programs using RNAi such as NBF-006 by Nitto Denko, which seeks to inhibit the expression of glutathione-S-transferase P and uses lipid nanoparticles for delivery, or siG12D LODER by Silenseed Ltd., which releases siRNA targeting the KRAS G12D mutation from in implanted biodegradable bio polymeric matrix.

The aforementioned developments have the potential to compete with AM-401. In addition, there exist various treatment paradigms for key targets such as NSCLC, CRC and pancreatic cancers, including resection, chemotherapy, treatment with biologics and combinations thereof, and various lines of therapy. The relative positioning within current or future lines of therapy and thus the most relevant competition to AM-401 are uncertain at this point of development.

RNA delivery technologies

There are several companies offering commercial- or developmental-stage technologies for delivering RNA payloads to hepatic or extrahepatic cells. These include Acuitas Therapeutics Inc., Dicerna Pharmaceuticals, Inc., Genevant Sciences Corp., Entrada Therapeutics Inc., Sirnaomics Ltd., Ovensa Inc., or Feldan Bio Inc. Although we consider that our OligoPhore™ / SemaPhore™ platform offers unique advantages over current delivery approaches such as lipid nanoparticles, GalNAc or vector conjugates through the ability to use of systemic administration, delivery to extrahepatic tissues, efficient cellular uptake and high levels of endosomal release, it may take time to raise awareness and interest among potential customers within the biopharmaceutical industry, resulting in its successful adoption.

Acute inner ear tinnitus

There are a number of products in pre-clinical research and clinical development by third parties to treat tinnitus in the broader sense. Most of them are aiming to provide symptomatic relief (without treating the underlying cause) and targeting chronic rather than acute tinnitus. Examples include TRT or tinnitus maskers as well as more recent approaches like transcranial magnetic stimulation, vagus nerve stimulation, or customized sound therapy. Otonomy Inc. is developing OTO-313, an NMDA receptor antagonist like Keyzilen®. In February 2022 Otonomy announced the completion of enrollment into a Phase 2 trial with the compound.

Acute inner ear hearing loss

There are a number of product candidates in pre-clinical research and clinical development by third parties that aim to prevent or treat acute inner ear hearing loss. Based on publicly available information, we have identified the following drug product candidates that are currently in clinical development:

●	Sound Pharma has a product candidate (SPI-1005, ebselen), that mimics and prompts production of the enzyme glutathione peroxidase and is designed for oral administration. In a Phase 2 clinical trial SP-1005 was tested for the prevention of noise-induced hearing loss in young adults. The study showed a reduction in the temporary hearing threshold that in one dose was better by 2.75 dB than in the placebo group.

●	Sensorion, a French company, is developing SENS-401 (R-azasetron besylate) for the treatment of sudden sensorineural hearing loss by way of oral administration. In January 2022, the company reported that a Phase 2 trial failed to reach its primary endpoint.

●	Frequency Therapeutics is developing FX-322, a small molecule for the regeneration cochlear hair cells through activation of progenitor cells already present in the cochlea. In March 2021 the company reported that four dose regimens of FX-322 did not do better than placebo in a Phase 2 trial.

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

As of December 31, 2021, we own eleven issued U.S. patents and five pending U.S. patent applications along with foreign counterparts of particular patents and applications in various jurisdictions. We co-own three of our issued U.S. patents, and one of our pending patent applications with INSERM, along with their foreign counterparts, pursuant to the terms of our co-ownership and exploitation agreement.

In addition, as of December 31, 2021, we have exclusively licensed from Xigen seven issued U.S. patents , along with their foreign counterparts in various jurisdictions that cover the composition of matter or method of use of JNK ligand peptides in a limited field including the intratympanic treatment of ASNHL.

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

Bentrio™

In September 2021, we converted four provisional US patent filings into a non-provisional US patent application relating to the formulation and use of Bentrio™. The patent application’s key claim is directed towards aqueous compositions comprising a mucoadhesive polymer and clay particles. In addition, we filed an international PCT application.

Intranasal Betahistine

We have acquired from Otifex a patent application on the composition and use of intranasal betahistine, which issued on October 29, 2019, as a US patent covering the composition and use of intranasal betahistine. Further, we acquired in 2018 two U.S. patents relating to the use of betahistine for the prevention and treatment of olanzapine induced weight gain, and we acquired in 2019 two U.S. patents relating to the use of betahistine for the treatment of attention deficit/hyperactivity disorder and atypical depression.

AM-401

We are the exclusive licensee under our agreement with WU of a portfolio of patents and patent applications that relate to peptide based polyplexes for RNA delivery. The portfolio includes two issued US patents along with their foreign counterparts in various jurisdictions that cover the composition of matter or method of use of the peptide based polyplexes. These licensed patents and patent applications relating to AM-401 and potential further applications of the technology are expected to expire between 2034 and 2037, prior to any patent term extensions to which we may be entitled under applicable laws.

Keyzilen®

We are the owner or co-owner of patents and patent applications relating to Ketamine or its use in inner ear tinnitus. In particular, we have an agreement entitled “Co-Ownership/Exploitation Agreement” with INSERM with respect to its Ketamine patent portfolio. We have rights to four issued U.S. patents and corresponding patents and applications in other jurisdictions covering formulation and use of Ketamine. Our issued patents relating to Keyzilen® are expected to expire between 2024 and 2028, prior to any patent term extensions to which we may be entitled under applicable laws.

Sonsuvi®

We are the exclusive licensee under our agreement with Xigen of a portfolio of patents that relate, among other things, to JNK ligand peptides or their use in hearing loss. This portfolio includes seven issued U.S. patents along with their foreign counterparts in various jurisdictions that cover the composition of matter or method of use of the JNK ligand peptides. These licensed patents and patent applications relating to Sonsuvi® are expected to expire between 2023 and 2027, prior to any patent term extensions to which we may be entitled under applicable laws.

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

We have obtained U.S. trademark registrations for Altamira, Auris Medical Cochlear Therapies (and Design), Keyzilen® and Sonsuvi®. Further, we have obtained several U.S. trademark registrations for betahistine.

In addition, we rely upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We seek to protect our ownership of know-how and trade secrets through an active program of legal mechanism including assignments, confidentiality agreements, material transfer agreements, research collaborations and licenses.

Collaboration and License Agreements

Washington University

On December 11, 2020, we entered into an Exclusive License Agreement with Washington University, which Exclusive License Agreement was subsequently amended and restated in June 2021 (as so amended and restated, the “Agreement”), with effect as of December 11, 2020. Pursuant to the Agreement, WU granted us an exclusive, worldwide, royalty-bearing license (with the right to sublicense) during the term of the Agreement under certain patent rights owned or controlled by WU to research, develop, make, have made, sell, offer for sale, use and import pharmaceutical products covered under such patent rights for all fields of use. Such licensed products may include “silencing RNA” (siRNAs) pharmaceutical preparations formulated in combination with our proprietary delivery technologies. In consideration for such worldwide, exclusive license, we will be obligated to pay WU: annual license maintenance fees in the low five figures through first commercial sale; pre-clinical and clinical regulatory milestones; sales milestones; and a low single digit royalty based on annual net sales of licensed products worldwide for at least the applicable patent term or period of marketing exclusivity, whichever is longer, but in no case less than a minimum royalty term of 12 years; and a percentage share (in the double digits) of sublicensing revenues received by the Company in connection with licensed products. Such regulatory and sales milestones may total up to an aggregate of $4,375,000. In the event the Company fails to meet certain regulatory diligence milestones, WU will have the right to terminate the license.

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

Manufacturing

We currently rely on and expect to continue to rely on third parties for the manufacture of Bentrio™ and the supply of raw materials and to manufacture supplies for clinical trials of our drug product candidates, including AM-125, AM-401 and any other drug product candidate, Keyzilen® and Sonsuvi®. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our products or drug product candidates on a clinical or commercial scale. Reliance on third-party providers may expose us to more risk than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. We do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our products or drug product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our products or drug product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our products or drug product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed.

In addition, the fact that we are dependent on our suppliers and other third parties for the manufacture, storage and distribution of our products and drug product candidates means that we are subject to the risk that the products may have manufacturing defects that we have limited ability to prevent or control. The sale of products containing such defects could result in recalls or regulatory enforcement action that could adversely affect our business, financial condition and results of operations.

Growth in the costs and expenses of components or raw materials may also adversely influence our business, financial condition and results of operations. Supply sources could be interrupted from time to time and, if interrupted, it is not assured that supplies could be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost or at all.

Commercialization Strategy

Given our current stage of product development, we currently have only a limited commercialization infrastructure. For the commercialization of Bentrio™, which we initiated in July 2021 in selected European countries, we plan to rely primarily on distributors. In this context, we have already concluded distribution and marketing agreements with companies such as Wellesta, Nuance and Avernus and continue to seek further commercial partners. However, we may be unable to secure appropriate or timely support and as a result experience a delay of the product launch or product sales below our expectations. Further, as an “OTC” product, the purchase of AM-301 by consumers is unlikely to be eligible for reimbursement by health insurance plans and will therefore have to be purchased out of their own pockets. We expect the lack of reimbursement coverage to reduce the pool of potential buyers.

If any of our drug product candidates is granted marketing approval, we intend to focus our initial commercial efforts in the United States and select European markets, which we believe represent the largest market opportunities for us. In those markets, we expect our commercial operations to include our own specialty sales force that we will specifically develop to target ENTs and specialists in neurotology and neurology, both in hospitals and in private practice. For these and other markets, we expect to seek partnerships that would maximize our products’ commercial potential.

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

The steps required before a drug may be approved for marketing in the United States generally include:

●	the completion of pre-clinical laboratory tests and animal tests conducted under GLP regulations;

●	the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials commence;

●	the performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with cGCP;

●	the submission to the FDA of an NDA;

●	the FDA’s acceptance of the NDA;

●	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with cGMPs; and

●	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

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

Clinical trials involve the administration of the drug product candidates to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent Institutional Review Board, or IRB, either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries. The FDA, the IRB or the clinical trial sponsor may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the study. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

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

To obtain 510(k) clearance, a company must submit a premarket notification demonstrating substantial equivalence between the proposed device and a legally marketed “predicate” device, which is defined as a legally marketed device, that (i) was legally marketed prior to May 28, 1976, for which the FDA has not yet called for submission of a PMA application; (ii) has been reclassified from Class III to Class II or Class I; (iii) has been cleared through the 510(k) premarket notification process; or (iv) has been previously determined to be exempt from the 510(k) process. Substantial equivalence means that the proposed device has the same intended use and the same technological characteristics as the predicate device, or, if the new device has different technological characteristics, that the device is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness. We have identified two such predicate devices and plan to reference them in our planned 510(k) submission for Bentrio™.

Bentrio™ is also intended for use in the reduction of the intranasal infectious viral load following inspiration of airborne viruses such as SARS-CoV-2. Since there may be no valid predicate device available for this intended use, we may have to submit a de novo request to the FDA. Under the de novo pathway, we would have to prove that AM-301 does not present substantial risk to the patient rather than just demonstrating substantial equivalence with the safety of the relevant predicate device(s), which may require additional testing. The review by the FDA in the de novo process is longer than the review process for 510(k) submissions and requires higher fees. Any device that has been classified through the de novo process may be marketed and used as predicate for future 510(k) submissions.

Many foreign countries in which we intend to market Bentrio™ have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance and the requirements may differ.

In particular, Bentrio™ may be marketed in the European Union (EU) is subject to compliance with the Medical Devices Directive 93/92/EEC (MDD), pursuant to which a medical device may be placed on the market within the EU only if it conforms to certain “essential requirements” and bears the CE Mark. The most fundamental and essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the essential performance(s) intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. In May 2017, the EU adopted a new Medical Devices Regulation (EU) 2017/745 (MDR), which will repeal and replace the MDD with effect from May 26, 2021. The MDR clearly envisages, among other things, stricter controls of medical devices, including strengthening of the conformity assessment procedures, increased expectations with respect to clinical data for devices and pre-market regulatory review of high-risk devices. The MDR also envisages greater control over notified bodies and their standards, increased transparency, more robust device vigilance requirements and clarification of the rules for clinical investigations. Under transitional provisions, medical devices with notified body certificates issued under the MDD prior to May 26, 2021 may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024 at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the MDR may be placed on the market in the EU.

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

The registrant corporation, Altamira Therapeutics Ltd., had seven wholly-owned subsidiaries as of December 31, 2021, which are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary Auris Medical AG.

D.	Property, plants and equipment

Our registered office is in Hamilton, Bermuda. We also lease approximately 4,700 square feet of office space in Basel, Switzerland. This property serves as the corporate headquarters of our principal operating subsidiary.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D. Risk factors” and elsewhere in this Annual Report.

A.	Operating results

Overview

We are a company dedicated to developing therapeutics that address important unmet medical needs. We are currently active in three areas: the development of RNA therapeutics for delivery to extrahepatic targets (with AM-401 targeting KRAS driven cancers as first project, preclinical stage), the development of intranasal betahistine for the treatment of vertigo (AM-125, in Phase 2). Through our affiliate Altamira Medica, we are commercializing a nasal spray for protection against airborne viruses and allergens (Bentrio™ / AM-301).

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities, and short- and long-term loans. As of December 31, 2021, we had cash and cash equivalents of CHF 1.0 million and an accumulated deficit of CHF 176.0 million. In 2021, we started to commercialize our first product, Bentrio™. Based on our current plans, we expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and build a sales and marketing force. We do not expect to generate royalty or product revenues sufficient to fund our operations unless and until we achieve substantially higher royalty or product revenues from the commercialization of Bentrio™, complete the development of AM-125 and successfully commercialize the product, and / or from out-licensing or other partnering transactions.

Collaboration and License Agreements

Washington University

In 2020, we entered into an Exclusive License Agreement with Washington University located in St. Louis, Missouri (“WU”), which Exclusive License Agreement was subsequently amended and restated in June 2021, with effect as of December 11, 2020. Pursuant to the agreement, WU granted us an exclusive, worldwide, royalty-bearing license (with the right to sublicense) during the term of the agreement under certain patent rights owned or controlled by WU to research, develop, make, have made, sell, offer for sale, use and import pharmaceutical products covered under such patent rights for all fields of use. Such licensed products may include drug products formulated as nanoparticles, comprising a peptide for delivery as well as a therapeutic nucleotide, for intracellular delivery. In consideration for such worldwide, exclusive license, we will be obligated to pay WU: annual license maintenance fees in the low five figures through first commercial sale; pre-clinical and clinical regulatory milestones; sales milestones; and a low single digit royalty based on annual net sales of licensed products worldwide for at least the applicable patent term or period of marketing exclusivity, whichever is longer, but in no case less than a minimum royalty term of 12 years; and a percentage share (in the double digits) of sublicensing revenues received by us in connection with licensed products. Such regulatory and sales milestones may total up to an aggregate of $4,375,000. In the event we fail to meet certain regulatory diligence milestones, WU will have the right to terminate the license.

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

As consideration for the exclusive rights granted to us under the agreement, we agreed to pay INSERM a two tiered low single digit percentage royalty (where the higher rate is due on any net sales above a certain threshold) on the net sales of any product covered by the patents (including the use of Keyzilen® in the treatment of tinnitus triggered by cochlear glutamate excitotoxicity) earned in each country in which these patent applications have been filed during the term of the agreement. We have also agreed to pay INSERM a low double-digit fee on any sums of any nature (except royalties and certain costs) collected by us in respect of the granting of licenses to third parties.

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

Financial Operations Overview

We expect our regular total cash need in 2022 to be in the range of CHF 11 to 13 million. Further cash needs may arise in 2022 related to the AM-125 and AM-401 programs as a function of their advancement and subject to additional funding.

Research and development expense

Research and development expense consists principally of:

●	salaries for research and development staff and related expenses, including employee benefits;

●	costs for production of pre-clinical compounds, drug substances and drug products by contract manufacturers;

●	fees and other costs paid to contract research organizations in connection with additional pre-clinical testing and the performance of clinical trials;

●	costs of related facilities, materials and equipment;

●	costs associated with obtaining and maintaining patents;

●	costs related to the preparation of regulatory filings and fees; and

●	depreciation, amortization and impairment of tangible and intangible fixed assets used to develop our product candidates.

Our research and development expense mainly relates to the following key programs:

●	AM-125 for Vertigo. We are evaluating the safety and efficacy of AM-125 in the “TRAVERS” Phase 2 trial, which started in the third quarter of 2019 and is conducted in several European countries. The trial is enrolling a total of 118 patients suffering from acute vertigo following neurosurgery. In September 2020 we announced the results of an interim analysis from Part A of the trial, which comprised a dose escalation – 1, 10 or 20 mg or placebo – in 33 patients. The interim analysis showed a dose-dependent improvement in balance as well as good safety and tolerability of ascending doses of AM-125. Based on the results from the interim analysis, we selected the two highest doses, 10 and 20 mg, for testing against placebo in 72 patients in Part B of the trial. Prior to starting Part B of the trial in October 2020, we tested oral betahistine (48 mg) open label for reference purposes. Enrollment into TRAVERS has been impacted by the COVID-19 pandemic, as the type of neurosurgery required for participation in the trial is classified as an elective procedure and hence was postponed and as many participating sites temporarily reduced or suspended clinical research activities. We completed enrollment in February 2022. Apart from the clinical evaluation, we have been conducting various preclinical studies with AM-125 and working on the analytical and process development for the manufacturing of the drug product.

●	AM-201 for Antipsychotic-Induced Weight Gain. We conducted a Phase 1b trial in Europe with AM-201 in antipsychotic-induced weight gain. Participants received either AM-201 (1, 2.5, 5, 10, 20 or 30 mg) or placebo in parallel with oral olanzapine (10 mg) once a day for four weeks. In May 2020, we announced that at AM-201 30 mg, the mean weight gain from baseline to the end of the treatment period was 2.8 kg compared against 3.7 kg in control subjects; the primary efficacy endpoint of mean reduction in weight gain was 0.9 kg and statistically significant (p<0.02; n=81 with pre-specified Bayesian augmented controls). There were no activities in 2021 related to the AM-201 program.

●	Bentrio™ for Protection Against Airborne Allergens and Viruses: In September 2020 we announced the launch of the development of AM-301, a drug-free nasal spray for protection against airborne viruses and allergens. Following formulation development, we tested AM-301 in vitro in a series of experiments using reconstituted human nasal epithelia infected with SARS-CoV-2 or H1N1 influenza virus. Daily treatment with AM-301, beginning right before inoculation or 24-30 hours thereafter showed significant reductions of the viral titer compared to saline treated controls. In 2021 we conducted an open-label randomized cross-over study with AM-301 that enrolled 36 patients with allergic rhinitis caused by grass pollen. Study participants were administered a single dose of BentrioTM nasal spray or hydroxypropylmethylcellulose, a comparator product, prior to controlled pollen exposure for four hours in an allergen challenge chamber. The challenge was repeated with the alternate treatment following a wash-out period. The study demonstrated a rapid onset and long durability of Bentrio’s protective effect, established substantial equivalence to the marketed comparator with superior efficacy ratings by patients and clinicians, and showed good tolerability. Further, we prepared a randomized placebo-controlled clinical trial with AM-301 in COVID-19, and in December 2021 we initiated enrollment into a randomized open-label trial with AM-301 and saline nasal spray as control in seasonal allergic rhinitis and into an open-label clinical trial with AM-301 in perennial allergic rhinitis (PAR) with controlled house dust mite exposure.

●	AM-401 for KRAS Driven Cancer. Through the acquisition of Trasir we entered the field of RNA therapeutics. In July 2021 we announced the selection of KRAS-driven cancer as the first therapeutic indication for our OligoPhore™ oligonucleotide delivery platform and our intention to develop an RNA therapeutic under the development code of AM-401. In this context, we initiated various development work relating to the peptide and siRNA components of AM-401.

Other research and development expenses mainly relate to the maintenance of our late-stage projects Sonsuvi® (AM-111) and Keyzilen® (AM-101) and pre-clinical studies of AM-102 (second generation tinnitus treatment).

For the years ended December 31, 2021, 2020 and 2019, we spent CHF 2.8 million, CHF 2.7 million and CHF 4.3 million, respectively, on research and development expenses related to our intranasal betahistine program (before capitalization of expenses related to AM-125). For the year ended December 31, 2021 and 2020, we spent CHF 4.8 million and 0.8 million on research and development expenses related to AM-301. For the same time periods, we spent CHF 0.1 million, CHF 0.1 million, and CHF 0.5 million, respectively, on research and development expenses related to Keyzilen®. For the same time periods, we spent CHF 0.1 million, CHF 0.1 million, and CHF 0.1 million, respectively, on research and development expenses related to Sonsuvi®. In addition, we incurred research and development expenses related to our earlier stage products.

The level of research and development expenses related to AM-301 is expected to decrease in 2022 as development projects will complete, and further in 2023. On the other hand, research and development expenses related to AM-125 are expected to increase from 2022 onward as we expect to initiate another Phase 2 clinical trial and move also into Phase 3 clinical development. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

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

A change in the outcome of any of these variables with respect to the development of AM-125, AM-301, AM-401, or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct pre-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of the clinical development.

In the context of our strategic repositioning, we have decided to deprioritize the development of Sonsuvi® (AM-111), Keyzilen® (AM-101) and AM-201 and to seek their divestiture. We therefore do not expect to incur any or any meaningful research and development expenses for these programs in 2022.

Sales and marketing expense

In 2021, we incurred for the first time ever sales and marketing expenses as we prepared for and carried out the market launch of Bentrio™ in selected European countries. The expenses amounted to CHF 1.5 million and consisted principally of:

●	Fees for advertising and public relations agencies and consultants;

●	Costs for advertisements on TV, in printed media and online media;

●	Product samplings;

●	Salaries for marketing and sales staff and related expenses, including employee benefits; and

●	Listing fees.

General and administrative expense

Our general and administrative expense consists principally of:

●	salaries for general and administrative staff and related expenses, including employee benefits;

●	business development expenses, including travel expenses;

●	administration expenses including professional fees for auditors and other consulting expenses not related to research and development activities, professional fees for lawyers not related to the protection and maintenance of our intellectual property and IT expenses;

●	cost of facilities, communication and office expenses; and

●	depreciation and amortization of tangible and intangible fixed assets not related to research and development activities.

Interest income

Our policy is to invest funds in low risk investments including interest bearing deposits. Saving and deposit accounts generate a small amount of interest income.

Interest expense

In 2021 and 2020, our interest expense consisted principally of interest due on the convertible loan provided by FiveT.

Revaluation loss/gain from derivative financial instruments

Expenses related to fair value measurement of derivatives embedded in the FiveT convertible loan of CHF 416,003 were recorded as financial expenses in profit or loss.

On February 21, 2017, we issued 10,000,000 (pre-merger) warrants in connection with a registered offering of 10,000,000 common shares (the “February 2017 Registered Offering”), each warrant entitling its holder to purchase 0.70 of a common share at an exercise price von $ 1.20 (pre-merger). Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 (pre-merger) additional common shares and/or 1,500,000 (pre-merger) additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 (pre-merger) warrants. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2021, the outstanding warrants issued in the February 2017 offering were exercisable for up to 39,725 common shares at an exercise price of $240.00 per common share. As of December 31, 2021, the fair value of the warrants amounted to CHF 0. The revaluation loss of the derivative for the twelve months ended December 31, 2021 amounted to CHF 0 (2020: CHF 0). Since its initial recognition on February 21, 2017, the fair value decreased by CHF 5,091,817, resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,091,817).

On January 30, 2018 we issued warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase 0.6 common share at an exercise price of $100.00 per common share. As of December 31, 2021, the warrants were exercisable for an aggregate of 37,501 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $100.00 per common share. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2021, the fair value of the warrants amounted CHF 1,233. The revaluation gain of the derivative for the twelve months ended December 31, 2021 amounted to CHF 5,085, compared to 2020 where there was a revaluation loss of CHF 1,965. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,482,514 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

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

Foreign currency exchange gain/(loss), net

Our foreign currency exchange gain/(loss), net, consists primarily of unrealized gains or losses on our USD and EUR denominated cash and cash equivalents. We do not hedge our investments by currency borrowings or other hedging instruments.

Transaction costs

Transaction costs are shown as costs if they are not directly attributable to the equity transaction. Transaction costs decreased by CHF 219,615 to zero in the year ended December 31, 2021 compared to the previous year. In 2020, the costs related to the write-off of the remaining capitalized derivate financial instrument related to a commitment purchase agreement with LPC dated May 2, 2018 (the “2018 Commitment Purchase Agreement”).

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

Comparison of the years ended December 31, 2021 and 2020

	Year Ended December 31,
	2021	2020	Change
	(in thousands of CHF)%
Revenue	64	-	n/a
Cost of goods sold	(2,241)	-	n/a
Gross profit	(2,177)	-	n/a
Other income	461	174	165%
Research and development	(8,939)	(2,863)	212%
Sales and marketing	(1,498)	-	n/a
General and administrative	(4,947)	(2,594)	91%
Operating loss	(17,100)	(5,283)	224%
Interest income	3	0	100%
Interest expense	(190)	(135)	41%
Foreign currency exchange gain / (loss), net	329	(333)	(199)%
Revaluation gain / (loss) from derivative financial instruments	(411)	(2,250)	(82)%
Transaction costs	-	(220)	(100)%
Loss before tax	(17,369)	(8,221)	111%
Income tax gain/(loss)	(21)	21	(205)%
Net loss attributable to owners of the Company	(17,390)	(8,200)	112%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Re-measurements of defined benefits liability, net of taxes of CHF 0	265	(26)	(1,119)%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	1	89	(99)%
Other comprehensive loss	266	63	322%
Total comprehensive loss attributable to owners of the Company	(17,124)	(8,137)	110%

Revenue and cost of goods sold

In 2021, we recorded our first revenues of CHF 0.1 million as we launched Bentrio™ starting in the summer through online pharmacies in Germany and Austria and, based upon additional stability data which allowed to extend the product’s shelf life to a suitable range, from December also through stationary pharmacies in Germany. Cost of goods sold of CHF 2.2 million comprised the relevant manufacturing costs for Bentrio™ incurred through our contract manufacturer, expenses for storage and shipments, including set-up costs for our third-party central warehouse in Europe, as well as inventory write-offs. The latter concerned products in inventory at December 31, 2021 with only short remaining shelf life and / or in labelling and packaging configurations (stock keeping units, “SKUs”) for certain European countries where approval of certain marketing materials and messages was still pending.

Other income

Other income increased 165% from CHF 0.2 million in 2020 to CHF 0.5 million in 2021 as we booked for the first-time research and development tax credits related to clinical projects.

Research and development expense

	Year Ended December 31,
	2021	2020	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(2,958)	(477)	520%
Pre-clinical projects	(587)	(243)	142%
Product and process development	(1,100)	(615)	79%
Employee benefits	(1,897)	(1,121)	69%
Other research and development expenses	(2,397)	(407)	489%
Total	(8,939)	(2,863)	212%

Research and development expense increased by 212% from CHF 2.9 million in 2020 to CHF 8.9 million in 2021. Our research and development expense is dependent on the development phases of our research projects and may therefore fluctuate significantly from year to year. The variances in expense between 2020 and 2021 are mainly due to the following factors:

●	Capitalization of internal costs for AM-125. In the year ended December 31, 2021, we capitalized direct costs related to our AM-125 program for a total amount of CHF 2.8 million, compared to CHF 2.3 million in the year ended December 31, 2020.

●	Clinical projects. In the year ended December 31, 2021, we incurred higher service and milestone costs due to our clinical development with AM-301, reflecting the completion of a clinical investigation in allergic rhinitis (pollen, single dose), the preparation of a study in COVID-19 patients as well as the initiation of studies in seasonal allergic rhinitis (pollen, repeated dosing) and perennial allergic rhinitis (house dust mite, repeated dosing). In 2020, expenses for clinical projects were related to the completion of a clinical trial with AM-201 in antipsychotic-induced weight gain and preparations for the allergic rhinitis study with AM-301.

●	Pre-clinical projects. In the year ended December 31, 2021, pre-clinical expenses increased by 142% principally due to the conduct of in vitro and in vivo studies with AM-301.

●	Product and process development. In the year ended December 31, 2021, expenses increased by 79% mainly due to the scale-up and validation of the manufacturing process for AM-301 as well as analytical development for AM-301. In 2021 they also included for the first-time expenses related to the development of AM-401.

●	Employee benefits. Employee benefit costs rose in 2021 due to higher headcount and increases in recruiting fees and share-based bonus payments.

●	Other research and development expenses. Other research and development expenses increased by CHF 2.0 million in the year ended December 31, 2021 compared to the year ended December 31, 2020 primarily due to impairment costs related to our AM-101, AM-111 and AM-201 programs of CHF 1.5 million related to our strategic decision to reposition the Company around RNA therapeutics. In addition, we incurred higher expenses for patents and regulatory affairs as we filed intellectual property around AM-301 and compiled the technical dossier for the declaration of conformity for AM-301 in the EU and submitted a 510(k) application for premarket clearance for AM-301 to the FDA.

Sales and marketing expense

	Year Ended December 31,
	2021	2020	Change
	(in thousands of CHF)%
Sales and marketing expense
Marketing and sales expenses	(1,133)	-	-%
Employee benefits and expenses	(204)	-	-%
Product samples	(161)	-	-%
Total	(1,498)	-	-%

In 2021, we incurred sales and marketing expenses of CHF 1.5 million, which were primarily related to costs for the creation and production of advertisement and other marketing materials, online campaigns, employee benefits, consulting and product samplings.

General and administrative expense

	Year Ended December 31,
	2021	2020	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(1,555)	(811)	92%
Business development	(967)	(96)	907%
Travel expenses	(76)	(29)	162%
Administration expenses	(2,246)	(1,646)	36%
Lease expenses	(52)	(14)	271%
Depreciation tangible assets	(30)	(4)	650%
Capital tax expenses	(21)	6	300%
Total	(4,947)	(2,594)	91%

General and administrative expenses increased by 91% from CHF 2.6 million in 2020 to CHF 4.9 million in the year ended December 31, 2021. The increase was primarily related to higher headcount and share-based bonus payments, business development activities related to Bentrio™ and higher consulting expenses.

Interest income

Interest income increased in the year ended December 31, 2021 compared to year the ended December 31, 2020 due to higher balances on interest-bearing short-term deposits.

Interest expense

Interest expense in the year ended December 31, 2021 as well as in December 31, 2020 included mainly the interest accrued on the convertible loan provided by FiveT Capital.

Foreign currency exchange gain/(loss), net

In 2021, we recorded a foreign currency exchange gain of CHF 0.3 million compared to a loss of CHF 0.3 million in 2020 as the Swiss Franc depreciated against some of the major currencies.

Revaluation gain/(loss) from derivative financial instruments

Expenses related to fair value measurement of derivatives embedded in the FiveT convertible loan of CHF 416,003 were recorded as financial expenses in profit or loss for the financial year 2021 compared to CHF 2.3 million in 2020.

On February 21, 2017, we issued 10,000,000 (pre-merger) warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of $1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 (pre-merger) additional common shares and/or 1,500,000 (pre-merger) additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 (pre-merger) warrants. Revaluation gain/(loss) shows the changes in fair value of the warrants issued in connection with this offering. As of December 31, 2021, the outstanding warrants issued in the February 2017 offering were exercisable for up to 39,725 common shares at an exercise price of $240.00 per common share. As of December 31, 2021, the fair value of the warrants amounted to CHF 0. The revaluation loss of the derivative for the twelve months ended December 31, 2021 amounted to CHF 0 (2020: CHF 0). Since its initial recognition as of February 21, 2017, the fair value decreased by CHF 5,091,817 resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,091,817).

On January 30, 2018 we issued warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase 0.6 common share at an exercise price of $100.00 per common share. As of December 31, 2020, the warrants were exercisable for an aggregate of 37,501 of our common shares (assuming we decide to round up fractional common shares to the next whole common share). Revaluation gain/(loss) shows the changes in fair value of the warrants issued in connection with this offering. As of December 31, 2021, the fair value of the warrants amounted to CHF 1,233. The revaluation gain of the derivative for the twelve months ended December 31, 2021 amounted to CHF 5,085, compared to 2020 where there was a revaluation loss of CHF 1,965. Since its initial recognition on January 30, 2018, the fair value of the warrants decreased by CHF 2,482,514 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

On July 17, 2018, the Company issued Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares in connection with the July 2018 Registered Offering of 897,435 common shares. The original exercise price was CHF 7.80 per common share. Revaluation gain/(loss) shows the changes in fair value of the outstanding Series B warrants issued in connection with this offering.

On June 18, 2020, the remaining 34,535 outstanding Series B warrants expired without further warrants being exercised. As a result, no further revaluation gain or loss was recognized for the year ended December 31, 2020 (fair value as of July 17, 2018: CHF 137,987).

Income tax gain/(loss)

Income tax gain/(loss) reflects the assessment of deferred tax assets and liabilities.

Remeasurements of defined benefits liability

Remeasurements of the net defined benefits liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), increased 1,119% from a negative adjustment in the amount of CHF 26,000 in 2020 to a positive adjustment of CHF 0.3 million in 2021. The gain in 2021 is primarily due to a change in demographic and financial assumptions, and a higher return on plan assets.

Foreign currency translation differences

Foreign currency translation differences decreased by 99% from CHF 0.1 million in 2020 to a negligible amount in 2021. The decrease was primarily related to changes in the opening and closing balance of the group’s currency translation differences.

Comparison of the years ended December 31, 2020 and 2019

	Year Ended December 31,
	2020	2019	Change
	(in thousands of CHF)%
Other operating income	174	—	100%
Research and development	(2,863)	(3,325)	(14)%
General and administrative	(2,594)	(3,934)	(34)%
Operating loss	(5,283)	(7,259)	(27)%
Interest income	0	18	(100)%
Interest expense	(135)	(29)	366%
Foreign currency exchange loss, net	(333)	(219)	52%
Revaluation gain / (loss) from derivative financial instruments	(2,250)	664	(439)%
Transaction Costs	(220)	—	(100)%
Loss before tax	(8,221)	(6,825)	20%
Income tax gain/(loss)	21	194	(89)%
Net loss attributable to owners of the Company	(8,200)	(6,631)	24%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Re-measurements of defined benefits liability, net of taxes of CHF 0	(26)	(72)	(64)%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	89	16	456%
Other comprehensive loss	63	(56)	(213)%
Total comprehensive loss attributable to owners of the Company	(8,137)	(6,687)	22%

Research and development expense

	Year Ended December 31,
	2020	2019	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(477)	(993)	(52)%
Pre-clinical projects	(243)	(182)	34%
Drug manufacture and substance	(615)	(481)	28%
Employee benefits	(1,121)	(1,374)	(18)%
Other research and development expenses	(407)	(295)	38%
Total	(2,863)	(3,325)	(14)%

Research and development expense decreased by 14% from CHF 3.3 million in 2019 to CHF 2.9 million in 2020. Our research and development expense is dependent on the development phases of our research projects and may therefore fluctuate significantly from year to year. The variances in expense between 2019 and 2020 are mainly due to the following factors:

●	Capitalization of internal costs for AM-125. In the year ended December 31, 2020, we capitalized direct costs related to our AM-125 program for a total amount of CHF 2.3 million, compared to CHF 3.2 million in the year ended December 31, 2019.

●	Clinical projects. In the year ended December 31, 2020, we incurred lower service and milestone costs for our studies with intranasal betahistine, mainly reflecting the completion of Phase 1b trial with AM-201.

●	Pre-clinical projects. In the year ended December 31, 2020, pre-clinical expenses increased by 33% principally due to the initiation of our AM-301 project activities.

●	Drug manufacture and substance. In the year ended December 31, 2020, drug manufacture and substance expenses increased by 28% mainly due to AM-301 project activities.

●	Employee benefits. Employee benefit costs decreased in 2020 due to lower headcount and lower recruiting fees. In addition, we received reimbursements under the Swiss short-time work scheme, which was used for three months in connection with a temporary reduction in project activities due to the COVID-19 pandemic.

●	Other research and development expenses. Other research and development expenses increased by CHF 0.1 million in the year ended December 31, 2020 compared to the year ended December 31, 2019 primarily due to AM-301 regulatory costs.

General and administrative expense

	Year Ended December 31,
	2020	2019	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(811)	(1,011)	(20)%
Business development	(96)	(114)	(16)%
Travel expenses	(29)	(103)	(72)%
Administration expenses	(1,646)	(2,653)	(38)%
Lease expenses	(14)	(27)	(48)%
Depreciation tangible assets	(4)	(11)	(64)%
Capital tax expenses	6	(15)	(133)%
Total	(2,594)	(3,934)	(34)%

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

On July 17, 2018, the Company issued Series A warrants each entitling its holder to purchase 0.35 of a common share for an aggregate of 314,102 common shares, and Series B warrants entitling its holder to purchase 0.25 of a common share for an aggregate of 224,358 common shares in connection with the July 2018 Registered Offering of 897,435 common shares. The original exercise price was CHF 7.80 per common share. Revaluation gain/(loss) shows the changes in fair value of the outstanding Series B warrants issued in connection with this offering.

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

Since inception, we have incurred significant operating losses. Only in 2021 we started to generate revenue. We have financed our operations through the public offerings of our common shares, private placements of equity securities and short-term loans.

Cash flow

Comparison of the years ended December 31, 2021 and 2020

The table below summarizes our consolidated statement of cash flows for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	(in thousands of CHF)
Net cash used in operating activities	(13,673)	(4,844)
Net cash used in investing activities	(3,505)	(2,315)
Net cash from financing activities	6,614	16,961
Net effect of currency translation on cash	289	72
Cash and cash equivalents at the beginning of the period	11,259	1,385
Cash and cash equivalents at the end of the period	984	11,259

The increase in cash used in operating activities from CHF 4.8 million in 2020 to CHF 13.7 million in 2021 primarily reflects the increase in research and development activities, the increase in headcount, the market launch of Bentrio™ as well as the related increase in net working capital.

Cash used in investing activities increased from CHF 2.3 million in 2020 to CHF 3.5 million in 2021. The increase is primarily due to higher purchases of intangible assets related to AM-125 as well as the payment of the cash component of the Trasir acquisition price.

The cash inflow from financing activities decreased from CHF 17.0 million in 2020 to CHF 6.6 million in 2021 due to lower proceeds from equity issues and the exercise of warrants. Also, in 2020 we had obtained CHF 1.5 million through the provision of the FiveT convertible loan.

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

Cash and funding sources

The table below summarizes our sources of financing for the years ended December 31, 2021, 2020 and 2019.

	Equity Capital and Preference Shares	Loans	Total
	(in thousands of CHF)
2021	6,686	—	6,686
2020	15,438	1,550	16,988
2019	8,845	—	8,845
Total	30,969	1,550	32,519

On February 4, 2022, the Company entered into a convertible loan agreement (the “Loan Agreement”) with FiveT Investment Management Ltd. (the “Lender”), pursuant to which the Lender has agreed to loan to the Company CHF 5,000,000 (the “Loan”), which Loan bears interest at the rate of 10% per annum and matures 12 months from the date (the “Disbursement Date”) the Loan proceeds were disbursed to the Company, which occurred on February 8, 2022. The Company may prepay all or part of the Loan after six months after the Disbursement Date; provided that the Company will pay an amount equal to 130% of the desired prepayment amount. The Lender has the right to convert all or part of the Loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that the Lender own no more than 9.99% of the common shares at any time. The conversion price of the Loan into common shares is USD 1.9458, which corresponds to 150% of USD 1.2972 (the trading volume weighted average price, the “VWAP”, per common share on the NASDAQ stock exchange on the Disbursement Date), converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day of receipt of the conversion notice at 4:00 pm Central European Time. The conversion price shall be lowered in the event that the Company raises equity before the maturity date of the Loan through a public or private offering of common shares at an issue price that is at least 10 (ten) % below the VWAP (the “New Issue”), according to the formula set forth in the Loan Agreement (the “Adjustment”). Sales of common shares through equity line or at-the-market programs are not considered New Issues triggering the Adjustment.

On December 3, 2020, the Company entered into securities purchase agreements with several institutional investors for the purchase and sale of 2,000,000 common shares at an offering price of $4.00 per share, pursuant to a registered direct offering. The net proceeds of the offering were approximately $7.3 million.

On September 8, 2020, FiveT provided a convertible loan to our subsidiary Altamira. The loan had a principal amount of CHF 1.5 million, a duration of 18 months, and carried an interest rate of 8% p.a. Under the terms of the agreement, FiveT had the right to convert the loan or parts thereof including accrued interest into common shares of either Altamira or Auris Medical Holding Ltd., subject to additional provisions and certain restrictions. On December 2, 2020, FiveT converted principal of CHF 895,455 into 737,000 shares of Auris Medical Holding Ltd. at the pre-defined maximum conversion price of $1.35 per share. At December 31, 2020, the remaining principal amount outstanding together with accrued interest was CHF 636,465. Under the terms and conditions of the convertible loan, we had the right to repay the convertible loan and accrued interest at 130% after the first six months at the earliest On March 4, 2021, FiveT converted the remaining outstanding amount under the loan, thus retiring the loan.

Due to the COVID-19 pandemic, in 2020 Swiss banks granted special loans under certain conditions with a guarantee by the Swiss Government. Our Company was eligible for a loan of CHF 50,000, which was granted on March 26, 2020. The loan is interest-free and may be repaid at any time with a maximum term of five years. The company repaid the loan on June 18, 2021.

On April 23, 2020, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2020 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to USD 10,000,000 of our common shares over the 30-month term of the purchase agreement. In 2020, we issued 1,200,000 of our common shares to LPC for an aggregate amount of USD 1.1 million. At the date of this annual report, we have sold 1,500,000 of our common shares to LPC for a total amount of USD 1.6 million. The 2020 Commitment Purchase Agreement effectively replaced the 2018 Commitment Purchase Agreement. Under the 2018 Commitment Purchase Agreement LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. Prior to its termination we had issued 587,500 common shares for aggregate proceeds of $1.8 million to LPC under the 2018 Commitment Purchase Agreement. The 2018 Commitment Purchase Agreement replaced the Purchase Agreement that we entered into with LPC on October 10, 2017 (the “2017 Commitment Purchase Agreement”), which was terminated as a result of the Merger. Under the 2017 Commitment Purchase Agreement, LPC agreed to subscribe for up to $13,500,000 of our common shares, and prior to its termination, we had issued an aggregate of 2,600,000 (pre-merger) common shares for aggregate proceeds of $1.8 million to LPC under the 2017 Commitment Purchase Agreement.

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

On November 30, 2018, we entered into the A.G.P. Sales Agreement with A.G.P. Pursuant to the terms of the A.G.P. Sales Agreement, as amended on April 5, 2019, we may offer and sell our common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, we may sell common shares up to a maximum aggregate offering price of $25.0 million. In 2021, we sold 1,184,700 shares under the ATM for aggregate proceeds of $3.5 million. As of the date of this Annual Report, we have sold 2,943,318 of our common shares for an aggregate offering price of $6.7 million pursuant to the A.G.P. Sales Agreement.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We expect that we will need additional funding. We expect our total cash need in 2022 to be in the range of CHF 11 to 13 million. As part of our strategic repositioning, we are aiming to spin off or divest our traditional development projects in neurotology, rhinology and allergology, which may provide us with additional sources of funding.

As of the date of this Annual Report we have warrants outstanding, which are exercisable for an aggregate of 246,102 common shares at a weighted average exercise price of $59.85 per share, an equity commitment to sell up to $8.4 million of additional common shares to LPC pursuant to the LPC Purchase Agreement and an at-the-market offering program pursuant to the A.G.P. Sales Agreement for sales of up to $18.3 million of additional common shares.

We have based our estimate of funding requirements on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any product that we may develop;

●	the number and characteristics of product candidates that we pursue;

●	the cost, timing, and outcomes of regulatory approvals;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to complete our development programs with AM-125, AM-AM-301, and AM-401, obtain regulatory approval for them and to commercialize our product candidates AM-125 AM-401 or any other product candidate and to further advance the market roll-out of Bentrio™. If we receive regulatory approval for AM-125 or AM-401, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

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

Intangible assets

Research and development

The project stage forms the basis for the decision as to whether costs incurred for the Company’s development projects can be capitalized. For the AM-125 program, given the current stage of the development project, the nature of the development approach and the fact that there is an existing market for oral betahistine, direct development expenditures have been capitalized, including certain expenses related to the patenting of intellectual property.

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

D.	Trend information

See “Item 5. Operating and Financial Review and Prospects.”

E.	Critical Accounting Estimates

Not applicable.

F.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our directors have been elected for a one-year term and, accordingly, the term will expire at the time of our 2022 annual general meeting. All directors except Calvin W. Roberts will stand for re-election.

The following table presents information about our executive officers and directors.

Name	Position	Age	Initial Year of Appointment
Executive Officers
Thomas Meyer	Chairman, Director and Chief Executive Officer	54	2003
Samuel A. Wickline	Chief Scientific Officer	69	2021
Marcel Gremaud	Chief Financial Officer	64	2021

Non-Executive Directors
Armando Anido	Director	64	2016
Mats Blom	Director	57	2017
Alain Munoz	Director	72	2018
Calvin W. Roberts	Director	69	2015
Margrit Schwarz	Director	58	2021

Unless otherwise indicated, the current business addresses for our executive officers and directors is Altamira Therapeutics Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

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

Samuel A. Wickline, Chief Scientific Officer: Mr. Wickline, MD, is the founder of Trasir Therapeutics, Inc., which we acquired in 2021 and formed the basis for our activities in RNA therapeutics. Before joining Altamira Therapeutics, he was the Director of the USF Health Heart Institute, Associate Dean and Chair in Cardiovascular Medicine, Professor of Cardiovascular Sciences, Molecular Physiology and Pharmacology, and Medical Engineering at the University of South Florida (USF). Previously, he was Professor of Medicine, Physics, Biomedical Engineering, and Cell Biology and Physiology at Washington University, St. Louis.

Marcel Gremaud, Chief Financial Officer: Mr. Gremaud, CPA, has been Altamira Therapeutics’ Chief Financial Officer since November 2021. Mr. Gremaud has acquired more than 30 years’ experience in controlling and accounting in international pharma companies and start-ups. In 2001 he founded Gremaud GmbH, an audit and accounting company supporting companies in financial consolidation and accounting in accordance with IFRS or Swiss GAAP FER.

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

Mats Blom, Director: Mr. Blom has been a member of our Board of Directors since April 2017. Mr. Blom is Chief Financial Officer (CFO) of NorthSea Therapeutics B.V., a biotechnology company focused on oral, structurally engineered lipid therapeutics. Prior to joining NorthSea, he served as CFO of Modus Therapeutics A/B, a biotechnology company developing therapeutics to restore healthy blood flow for patients with debilitating diseases, Zealand Pharma A/B, a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines, and Swedish Orphan International, an orphan drug company acquired by BioVitrum in 2009. In addition, Mr. Blom has extensive managerial experience and has held CFO positions at Active Biotech AB and Anoto Group AB. Previously, he served as a management consultant at Gemini Consulting and Ernst & Young. He is currently a member of the Board of Directors of Hansa Biopharma AB (HNSA), Egetis Therapeutics AB (EGTX) and Pephexia Therapeutics ApS. Mats Blom holds a BA in Business Administration and Economics from the University of Lund and an MBA from IESE University of Navarra, Barcelona.

Alain Munoz, Director: Mr. Munoz, MD, has been a member of our Board of Directors since March 2018 and previously served on our Board of Directors between 2007 and 2015. Mr. Munoz is an entrepreneur and independent management consultant in the pharmaceutical and biotechnology industry. From 1990 to 2000, Dr. Munoz worked with the Fournier Group, as Research and Development Director and then Senior Vice President of the Pharmaceutical Division. He joined Fournier from Sanofi Research, where he started as Director in the cardiovascular and anti-thrombotic products department and then as Vice President international development. Dr. Munoz is qualified in cardiology and anesthesiology from the University Hospital of Montpellier, France where he was head of the clinical cardiology department. He has been a member of the Scientific Committee of the French drug agency. He serves on the Board of Zealand Pharma A/S (ZEAL.CO) and Amryt Pharma Plc (AMYT.L). He is Chairman of the Board of Acticor Biotech (ALACT.PA and a member of the Scientific Advisory Board of Valneva (VLA.PA).

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

Margrit Schwarz, Director: Ms. Schwarz has been a member of our Board of Directors since July 2021. She currently serves as Chief Business Officer of HepareGeniX, a clinical-stage biotechnology company in the liver regeneration space. Prior executive positions include Chief Operating Officer of Draupnir Bio, and Chief Scientific Officer and Head of R&D at Genevant Sciences, where she was responsible for developing a portfolio of RNAi and mRNA drug candidates in the liver and rare disease space. Dr Schwarz has also served as VP & Global Head External Innovation at Roche, VP & Therapeutic Area Head Cardiorenal at Boehringer Ingelheim, and Director Research at Amgen. She has led preclinical R&D and IND-enabling phases for multiple development candidates, including the anti-PCSK9 therapeutic antibody Repatha, launched in 2015. She is an Entrepreneur-in-Residence at Novo Seeds and has been a member of the Board of Directors of the KERN Conference since 2009. She holds a PhD in biochemistry from the University of Cologne, Germany, and an MBA from Columbia University, NY.

Board Diversity Matrix (As of March 31, 2022) To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers
Country of Principal Executive Offices:	Bermuda
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

 For the year ended December 31, 2021, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 946,449 (2020: CHF 947,701).

For the year ended December 31, 2021, the amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of CHF 29,467 (2020: CHF 26,870).

Compensation awarded to the Board of Directors in 2021

The total compensation of the members of the board of directors in 2021 is outlined below:

In CHF	Cash Compensation	Social Contributions	Stock Options(2)	Total
Thomas Meyer, PhD, Chairman(1)	—	—	—	—
Armando Anido, MBA	41.311	—	12,012	53,323
Mats Blom, MBA	41,311	—	12,012	53.323
Alain Munoz, MD	41,311	—	12,012	53,323
Calvin W. Roberts, MD	41,311	—	12,012	53,323
Margrit Schwarz, PhD	18,491	—	—	18,491
Total	183,735	—	48,048	231,783

(1)	Disclosed under “Compensation Awarded to Our Executive Officers” below. The Chief Executive Officer does not receive any additional compensation for the exercise of the office of the Chairman.

(2)	In 2021, 10,672 options were granted to each eligible member of the Board of Directors, with an exercise price of USD 3.20 per common share and an expiration date of May 17, 2029. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

Compensation Awarded to our Executive Officers in 2021

The total compensation and the highest individual compensation to our executive officers in 2021 are outlined below

in CHF	Fixed Cash Compensation	Variable Compensation (1)	Social contributions and fringe benefits	Stock Options(2)	Total
Thomas Meyer, PhD, Chief Executive Officer(3)	366,000	542,705	109,086	152,665	1,170,456
Executive Officers Total(4)	523,230	542,705	144,536	192,362	1,402,833

(1)	The variable compensation is paid in shares of the company.

(2)	2021 option grants, exercise prices of $3.511 and $1.889, expiration date April 30, 2029 and October 31, 2029, respectively. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

(3)	Highest paid executive.

(4)	On December 31, 2021, we had two executive officers.

Employment Agreements

We have entered into employment and/or consulting agreements with our executive officers Thomas Meyer, Samuel A. Wickline and Marcel Gremaud. The employment and/or consulting agreements provide for the compensation that Messrs. Meyer, Wickline and Gremaud are entitled to receive, including certain equity grants, and the employment agreement of Mr. Meyer contains a termination notice period of six months. The Company will have title to the intellectual property rights developed in connection with the executive officer’s employment, if any.

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

Board Composition and Election of Directors

Our board of directors is currently composed of six members, see “Item 6. Directors, Senior Management and Employees—A. Directors and senior management.” Each director is elected for a one-year term.

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

As of December 31, 2021, we had 17 employees (14.5 full time equivalents, FTEs). The breakdown by cost centers is as follows: Research & Development: 10 FTEs, General & Administration: 2.9 FTEs, Sales & Marketing: 1.1 FTEs, Cost of Goods Sold: 0.5 FTEs. 13.5 FTEs were located in Switzerland and 1 FTE in the U.S. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.	Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 15, 2022 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

●	each of our executive officers and directors; and

●	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 15, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

Common shares that a person has the right to acquire within 60 days of March 28, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is Altamira Therapeutics Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The percentage of common shares beneficially owned is based on 15,264,261 common shares issued and outstanding as of March 28, 2022. Each common share confers the right on the holder to cast one vote at a general meeting of shareholders and no shareholder has different voting rights.

	Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
-	—	—
Executive Officers and Directors
Thomas Meyer, PhD (1)	1,088,070	7.13%
Armando Anido, MBA (2)	69,990	*
Mats Blom, MBA (3)	69,869	*
Alain Munoz, MD (4)	69,869	*
Calvin W. Roberts, MD (5)	69,974	*
Margrit Schwarz	—	*
Samuel A. Wickline, MD (6)	620,669	4.07%
Marcel Gremaud, CPA	—	*
All current directors and executive officers as a group (8 persons)	1,988,750	13.03%

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)	Consists of 836,431 common shares, warrants to purchase 89,744 common shares and options to purchase 161,895 common shares under the EIP.

(2)	Consists of options to purchase common shares under the Company’s EIP.

(3)	Consists of options to purchase common shares under the Company’s EIP.

(4)	Consists of 62 common shares owned by Alain Munoz and options to purchase common shares under the Company’s EIP.

(5)	Consists of 76 common shares jointly owned by Calvin W. Roberts and Andrea Colvin Roberts. Also, consists of 100 common shares held by Calvin W. Roberts, MD PC Pension Plan. Calvin Roberts is a trustee for Calvin W. Roberts, MD PC Pension Plan. Also consists of options to purchase common shares under the Company’s EIP.

(6)	Consists of 620,669 common shares.

Holders

As of March 28, 2022, we had six shareholders of record of our common shares.

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

Mandate Agreement

Ante Treuhand AG (“Ante Treuhand”) provided the Chief Financial Officer to the Company until November 18, 2021. The Chief Financial Officer is an employee of Ante Treuhand and is not paid directly by the Company. Fees paid to Ante Treuhand for CFO services were CHF 231,770 in 2021 compared to CHF 173,030 in 2020. Fees paid to Ante Treuhand for other services provided during the year ended December 31, 2021 were CHF 18,020 compared to CHF 3,025 in 2020.

Gremaud GmbH provides the Chief Financial Officer to the company since November 18, 2021. The Chief Financial Officer is an employee of Gremaud GmbH and is not paid directly by the Company. Fees paid to Gremaud GmbH for CFO services were CHF 14,720 for 2021. Fees paid to Gremaud GmbH for other services provided during the year ended December 31, 2021 were CHF 161,596 compared to CHF 27,625 in 2020.

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

Our common shares began trading on the Nasdaq Global Market on August 11, 2014 under the symbol “EARS”. On September 28, 2017, we transferred our common shares from the Nasdaq Global Market to the Nasdaq Capital Market under the same symbol (“EARS”). On March 14, 2018, our post-Merger common shares began trading on the Nasdaq Capital Market. Following approval of our shareholders at a Special General Meeting of Shareholders held on July 21, 2021 we changed our name from Auris Medical Holding Ltd. to Altamira Therapeutics Ltd., and our shares started trading under the new name and the new ticker symbol “CYTO” on the Nasdaq Capital Market on July 26, 2021.

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

At a Special General Meeting of Shareholders held on July 21, 2021, the Company adopted the new name “Altamira Therapeutics Ltd.” which was registered with the Bermuda Registrar of Companies and a Certificate of Change of Name was issued by the Bermuda Registrar of Companies.

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

General

We are an exempted company incorporated under the laws of Bermuda. We began our current operations in 2003 as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical AG, and our name was changed to Auris Medical Holding AG on April 22, 2014. Following the Merger on March 13, 2018, the surviving entity was named Auris Medical Holding AG. Upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Redomestication was effected and we continued in Bermuda pursuant to Section 132C of the Companies Act as a Bermuda company, subject to the Companies Act and other laws of Bermuda, with the name “Auris Medical Holding Ltd”. At a Special General Meeting of Shareholders held on July 21, 2021, the Company adopted the new name “Altamira Therapeutics Ltd.”. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The Memorandum of Continuance provides that the objects of our business are unrestricted, and we have the capacity, rights, powers and privileges of a natural person.

Since the Redomestication, other than the 2019 Reverse Share Split and as otherwise described herein, including the change of the company name to Altamira Therapeutics Ltd. on 21 July 2021, there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered and no name changes. There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.

Share Capital

As of December 31, 2021, our authorized share capital consisted of 25,000,000 common shares, par value CHF 0.01 per share, and 20,000,000 preference shares, par value CHF 0.02 per share, and there were 14,964,261 common shares issued and outstanding, excluding 1,329,510 common shares issuable upon exercise of options and 246,102 common shares issuable upon exercise of warrants, and no preference shares issued and outstanding. All the Company’s issued and outstanding shares are fully paid in.

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

Election and Removal of Directors

Our Bye-laws provide that our board shall consist of three directors or such greater number as the board may determine. Our board of directors currently consists of six directors, but it is anticipated that our board will consist of five directors following the holding of our annual general meeting in 2022. Each director shall hold office for such term as the shareholders may determine or, in their absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated.

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

Registrar or Transfer Agent

A register of holders of the common shares is maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register is maintained in the United States by American Stock Transfer & Trust Company, LLC, who serves as branch registrar and transfer agent.

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

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	The Companies Act provides that shareholders may take action by written consent, except in respect of the removal of an auditor from office before the expiry of his term or in respect of a resolution passed for the purpose of removing a director before the expiration of his term of office. A resolution in writing is passed when it is signed by the members of the company who at the date of the notice of the resolution represent such majority of votes as would be required if the resolution had been voted on at a meeting or when it is signed by all the members of the company or such other majority of members as may be provided by the bye-laws of the company.

ELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.	Shareholder(s) may, as set forth below and at their own expense (unless the company otherwise resolves), require the company to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholder(s) may properly move at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (i) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (ii) not less than 100 shareholders.

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

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. There is no double taxation treaty between Bermudas and the United States or Switzerland.

Swiss Tax Considerations

With the deletion of Auris Medical Holding AG from the Swiss Commercial Register as of December 9, 2020, we consider that our taxability in Switzerland has ceased.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders (defined below) of owning and disposing of common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the common shares. This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to U.S. Holders of stock in a company that are considered to be a PFIC. However, our actual PFIC status for the current or any future taxable year is uncertain and cannot be determined until after the end of such taxable year. In addition, we may, directly or indirectly, hold equity interests in other PFICs, or Lower-tier PFICs. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Cash is a passive asset for PFIC purposes. Goodwill (the value of which may be determined by reference to the company’s market capitalization) is generally treated as an active asset to the extent attributable to activities intended to produce active income.

Based on our gross income, the average value of our assets, including goodwill, and the nature of the current stage of our business, we do not believe we were a PFIC for the year ended December 31, 2021. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Furthermore, there can be no assurance regarding our PFIC status for the current year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our common shares, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our fundraising activities in our business. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. Therefore, U.S. Holders should invest in our common shares only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

If we are a PFIC for any taxable year and any of our non-U.S. subsidiaries or other companies in which we own equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), under attribution rules, U.S. Holders will be deemed to own their proportionate shares of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even if the U.S. Holder has not received the proceeds of those distributions or dispositions.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder holds our shares, the U.S. Holder may be subject to certain adverse tax consequences. Unless a U.S. Holder makes a timely “mark to market” election or “qualified electing fund” election, each as discussed below, gain recognized on a disposition (including, under certain circumstances, a pledge) of common shares by the U.S. Holder, or on an indirect disposition of shares of a Lower-tier PFIC, will be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC, if any, will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on our common shares (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the distribution will be subject to taxation in the same manner as gain, described immediately above.

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

If we are a PFIC and our common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. Our common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which the common shares are currently listed, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances and the consequences to them if the common shares are delisted from Nasdaq (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our common shares may be involuntarily delisted from trading on The Nasdaq Capital Market if we fail to comply with the continued listing requirements. A delisting of our common shares is likely to reduce the liquidity of our common shares and may inhibit or preclude our ability to raise additional financing” above). In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their common shares given that we may have Lower-tier PFICs for which a mark-to-market election may not be available.

If we are a PFIC and a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on a sale or other disposition of common shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark to-market election). Distributions paid on common shares will be treated as discussed below under “Taxation of Distributions.” Once made, the election cannot be revoked without the consent of the IRS unless the common shares cease to be marketable.

Alternatively, if we are a PFIC and a U.S. Holder can make an election, if we provide the necessary information, to treat us and each Lower-tier PFIC as a qualified electing fund (a “QEF Election”) in the first taxable year that we (and each Lower-tier PFIC) are treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) for each PFIC to its timely filed U.S. federal income tax return. Upon request of a U.S. Holder, we intend to provide the information necessary for a U.S. Holder to make a QEF Election with respect to us for any other taxable year for which we determine that we were a PFIC and will use commercially reasonable efforts to cause each Lower-tier PFIC which we control to provide such information with respect to such Lower-tier PFIC. However, no assurance can be given that such QEF Election information will be available for any Lower-tier PFIC and we cannot guarantee that we will continue to provide such determination or information in future years.

If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its common shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the common shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of common shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the common shares. A U.S. Holder will not be taxed on the ordinary income and net capital gain under the QEF rules for any year that we are not a PFIC. U.S. Holders should note that if we are a PFIC and they make QEF Elections with respect to us and Lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their common shares for any taxable year significantly in excess of any cash distributions received on the shares for such taxable year. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.

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

Sale or Other Disposition of Common Shares

Subject to the PFIC rules described above, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisers regarding the proper treatment of gain or loss, the availability of a foreign tax credit, and for U.S. Holders that sell common shares for an amount denominated in a currency other than the U.S. dollar should consult their tax advisers regarding any potential foreign currency gain or loss that may have to be recognized.

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

We hold cash and cash equivalents in our principal operating currencies (CHF, USD, EUR and AUD).

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

As of December 31, 2021, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 77,827 (2020: CHF 455,241) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 117,247 (2020: CHF 13,648) increase or decrease in the net annual result.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2021.

C.	Attestation Report of the Registered Public Accounting Firm

Not applicable.

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

ITEM 16B. Code of ethics

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Our Code of Business Conduct applies to all of our directors, executive officers and employees. We have published our Code of Business Conduct and Ethics on our website, www.altamiratherapeutics.com. The information contained on our website is not a part of this Annual Report.

ITEM 16C. Principal Accountant Fees and Services

	2021	2020
Audit fees	186	252
Audit-related fees	126	99
Total fees	312	351

In 2021 we were billed CHF 185,487 by Deloitte AG in connection with audit services for our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 126,200 in connection with audit-related services for work in connection with our equity offerings and registration statements. In 2020 we were billed CHF 252,100, by Deloitte AG in connection with our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 98,900 in connection with audit related services in the context of registration statement fillings and issuance of shares and other statutory required audit reports.

Pre-Approval Policies and Procedures

To ensure the independence and objectivity of the Company’s external auditors, the provision of all non-audit services by the external auditors are pre-approved by the Audit Committee.

ITEM 16D. Exemptions from the listing standards for audit committees

Not applicable.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2021, no purchases of our equity securities were made by or on behalf of Altamira Therapeutics Ltd. or any affiliated purchaser.

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

Diversity disclosure

Bermuda law does not require that we disclose information regarding board diversity. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5606.

ITEM 16H. Mine safety disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a)	The following documents are filed as part of this registration statement:

1.1	Memorandum of Continuance of the registrant (incorporated herein by reference to exhibit 1.2 of the Auris Medical Holding Ltd. Annual Report on Form 20-F filed with the Commission on March 14, 2019)
1.2	Bye-laws of the Registrant (incorporated herein by reference to exhibit 1.3 of the Auris Medical Holding Ltd. Annual Report on Form 20-F filed with the Commission on March 14, 2019)
2.1	Form of Registration Rights Agreement between Auris Medical Holding AG and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on July 21, 2014)
2.2	Warrant Agreement, dated as of March 13, 2018, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 2.2 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
2.3	Registration Rights Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
2.4	Purchase Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)
2.5	Registration Rights Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)
2.6	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.6 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.7	Form of Series A Warrant (incorporated by reference to exhibit 4.7 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.8	Form of Series B Warrant (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.9	Form of Common Warrant (incorporated by reference to exhibit 4.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.10	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.2 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.11	Form of Common Warrant Agent Agreement (incorporated by reference to exhibit 4.3 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.12	Form of Pre-Funded Warrant Agent Agreement (incorporated by reference to exhibit 4.4 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.13*	Description of Securities Registered under Section 12 of the Exchange Act
2.14	Purchase Agreement, dated as of April 23, 2020 between Auris Medical Holding Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on April 23, 2020)
2.15	Registration Rights Agreement, dated as of April 23, 2020 between Auris Medical Holding Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on April 23, 2020)

4.1†	Collaboration and License Agreement, dated October 21, 2003, between Auris Medical AG and Xigen SA (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.2†	Co-Ownership and Exploitation Agreement, dated September 29, 2003, between Auris Medical AG and INSERM (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.3	Form of Indemnification Agreement (incorporated by reference to exhibit 99.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 11, 2016)
4.4	Stock Option Plan A (incorporated by reference to exhibit 10.11 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.5	Stock Option Plan C (incorporated by reference to exhibit 10.12 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.6	Equity Incentive Plan, as amended (incorporated by reference to exhibit 99.1 to the Auris Medical Holding AG registration statement on Form S-8 (Registration no. 333-217306) filed with the Commission on April 14, 2017)
4.7	English language translation of Lease Agreement between Auris Medical AG and PSP Management AG (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 14, 2017)
4.8	Controlled Equity OfferingSM Sales Agreement, dated as of June 1, 2016, between Auris Medical Holding AG and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)
4.9	Share Lending Agreement, dated as of June 1, 2016, between Thomas Meyer and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)
4.10	Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.11	Consent and Waiver, dated as of March 8, 2018, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.12 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.12	Joinder Agreement dated as of March 13, 2018 to the Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.13 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.13	Share Pledge Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.14	Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.15	Bank Account Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.5 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.16	Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
4.17	Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
4.18	Placement Agency Agreement, dated as of January 28, 2018, between Auris Medical Holding AG and Ladenburg Thalmann & Co. Inc. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)
4.19	Securities Purchase Agreement, dated as of January 26, 2018 by and among Auris Medical Holding AG and the investors named therein (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)

4.20	Agreement and Plan of Merger, dated as of February 9, 2018 by and among Auris Medical Holding AG and Auris Medical NewCo Holding AG (incorporated by reference to exhibit 99.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on February 9, 2018)
4.21	Share Transfer Agreement, dated as of February 9, 2018 by and between Thomas Meyer and Auris Medical Holding AG (incorporated by reference to exhibit 4.22 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.22	Sales Agreement, dated as of November 30, 2018, between Auris Medical Holding AG and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on November 30, 2018)
4.23	Form of Indemnification Agreement (incorporated by reference to exhibit 10.23 of the Auris Medical Holding Ltd. registration statement on Form F-1 (Registration no. 333-229465) filed with the Commission on March 20, 2019)
4.24	Amendment No. 1 to Sales Agreement, dated as of April 5, 2019, between Auris Medical Holding Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the Commission on April 5, 2019)
4.25	Convertible Loan Agreement, dated as of September 7, 2020, by and among Auris Medical Holding Ltd., Altamira Medica AG and FiveT Capital Holding AG (incorporated by reference to exhibit 99.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on September 8, 2020)
4.26†	Agreement and Plan of Merger, dated June 1, 2021, by and among Auris Medical Holding Ltd., Auris Medical Inc., Trasir Therapeutics, Inc., and each of the stockholders of Trasir Therapeutics, Inc. (incorporated by reference to exhibit 2.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on June 3, 2021)
4.27†	Exclusive License Agreement, dated December 11, 2020, by and between Washington University and Trasir Therapeutics, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on June 3, 2021)
4.28	Convertible Loan Agreement, dated as of February 4, 2022, by and among Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K furnished with the Commission on February 8, 2022)
4.29†	Licensing & Distribution Agreement, dated February 28, 2022, by and between Altamira Medica Ltd. and Nuance Pharma Limited. (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K furnished with the Commission on March 4, 2022)
8.1*	List of subsidiaries
12.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Elmar Schaerli pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Elmar Schaerli pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1*	Consent of Deloitte AG
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith

†	Portions of this exhibit have been redacted pursuant to Item 4 of the “Instructions As To Exhibits” of Form 20-F because the Company customarily and actually treats the redacted information as private or confidential and the omitted information is not material. The Company hereby agrees to furnish an unredacted copy of the exhibit to the Commission upon request.

(b)	Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALTAMIRA THERAPEUTICS LTD.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: April 12, 2022

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements — Altamira Therapeutics Ltd.

As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020, and 2019

Deloitte AG Pfingstweidstrasse 11 8005 Zurich Switzerland Phone: +41 (0)58 279 6000 Fax: +41 (0)58 279 6600 www.deloitte.ch

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Altamira Therapeutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Altamira Therapeutics Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Intangible assets – capitalized development expenditure – refer to note 2 (section development expenditures), note 3 (section intangible assets – research and development), and note 9 (intangible assets) to the financial statements

Critical Audit Matter Description

The Company capitalized development expenditure for AM-125, a product candidate for the treatment of vertigo, in the amount of CHF 2,783,431 for the year ended December 31, 2021. The total carrying value of internally developed intangible assets was CHF 9,801,462 as of December 31, 2021.

We identified the Company’s accounting treatment of capitalized development expenditure as a critical audit matter. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s judgments of technical feasibility, intention and ability to complete the development of AM-125 and to generate future economic profits from the intangible asset.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures amongst others, to address this critical audit matter:

●	We assessed, with the assistance of our IFRS specialist, whether the Company’s accounting policy and treatment is in line with IFRS and the underlying nature of the development of AM-125;

●	We evaluated whether the technical feasibility criteria is met through assessment of the nature of the development approach of AM-125 and the results from ongoing studies;

●	We evaluated new or contradictory evidence that would affect the intention and ability to complete the development of AM-125 or to generate profits in the future, including review of minutes of meetings of the board of directors and inquiries with management and project managers throughout the year, and;

●	We tested a sample of capitalized research and development costs to evaluate if they fulfil the criteria of being directly attributable to the development of AM-125 and evaluate whether amounts agree to supporting documentation and the confirmations received from clinical research organisations (CRO) to determine whether only costs related to the development of AM-125 are capitalized.

Deloitte AG

/s/ Roland Mueller	/s/ Adrian Kaeppeli

Auditor in Charge

Zurich, Switzerland

April 12, 2022

We have served as the Company’s auditor since 2014.

Consolidated Statement of Profit or Loss and Other Comprehensive Income/(Loss)

For the Years Ended December 31, 2021, 2020 and 2019

(in CHF)

	Note	2021	2020	2019
Revenue		63,882	—	—
Cost of Sales	19	(2,240,554)	—	—
Gross profit		(2,176,672)	—	—
Other operating income	18	460,710	174,475	—
Research and development	20	(8,939,037)	(2,862,979)	(3,325,281)
Sales and marketing	21	(1,498,218)	—	—
General and administrative	22	(4,946,576)	(2,594,662)	(3,933,863)
Operating loss		(17,099,793)	(5,283,166)	(7,259,144)
Interest income	24	3,219	258	17,882
Interest expense	24	(189,695)	(135,151)	(28,628)
Foreign currency exchange gain/(loss), net	24	328,641	(333,553)	(219,573)
Revaluation gain/(loss) from derivative financial instruments	24 29, 30	(410,918)	(2,250,222)	663,725
Transaction costs	24	—	(219,615)	—
Loss before tax		(17,368,546)	(8,221,449)	(6,825,738)
Income tax gain/(loss)	25	(21,620)	21,284	193,837
Net loss attributable to owners of the Company		(17,390,166)	(8,200,165)	(6,631,901)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of CHF 0	23	264,984	(26,118)	(72,010)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		772	88,862	16,446
Other comprehensive income/(loss), net of taxes of CHF 0		265,756	62,744	(55,564)
Total comprehensive loss attributable to owners of the Company		(17,124,410)	(8,137,421)	(6,687,465)
Basic and diluted loss per share	26	(1.31)	(1.36)	(2.28)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position

As of December 31, 2021 and 2020

(in CHF)

	Note	December 31, 2021	December 31, 2020
ASSETS
Non-current assets
Property and equipment	7	1	46,636
Right-of-use assets	8	564,714	—
Intangible assets	9	14,314,877	9,115,410
Other non-current financial assets		199,105	20,001
Total non-current assets		15,078,697	9,182,047

Current assets
Inventories	10	839,221	—
Trade receivables		21,746	—
Other receivables	11	917,833	80,861
Prepayments	12	996,910	277,589
Cash and cash equivalents	13	984,191	11,258,870
Total current assets		3,759,901	11,617,320

Total assets		18,838,598	20,799,367

EQUITY AND LIABILITIES
Equity
Share capital	14	149,643	114,172
Share premium		188,511,476	177,230,300
Foreign currency translation reserve		62,069	61,297
Accumulated deficit		(176,018,660)	(160,635,879)
Total shareholders’ (deficit)/equity attributable to owners of the Company		12,704,528	16,769,890

Non-current liabilities
Derivative financial instruments	5	1,233	6,318
Non-current lease liabilities	8	461,485	—
Employee benefit liability	23	668,319	867,376
Deferred tax liabilities	25	142,484	125,865
Total non-current liabilities		1,273,521	999,559

Current liabilities
Loan	29	—	523,920
Derivative financial instruments	29	—	310,439
Current lease liabilities	8	114,251	—
Trade and other payables	16	3,697,723	762,453
Accrued expenses	17	1,048,575	1,433,106
Total current liabilities		4,860,549	3,029,918
Total liabilities		6,134,070	4,029,477
Total equity and liabilities		18,838,598	20,799,367

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

As of December 31, 2021, 2020 and 2019

(in CHF)

	Note	Share Capital	Share Premium	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity / (Deficit)
As of January 1, 2019		710,336	149,286,723	(44,011)	(146,303,398)	3,649,650
Total comprehensive loss
Net loss		—	—	—	(6,631,901)	(6,631,901)
Other comprehensive income / (loss)		—	—	16,446	(72,010)	(55,564)
Total comprehensive loss		—	—	16,446	(6,703,911)	(6,687,465)

Transactions with owners of the Company
Capital increase / Exercise of warrants		940,044	8,853,599	—	—	9,793,643
Transaction costs		—	(948,615)	—	—	(948,615)
Share based payments	15	—	—	—	228,920	228,920
Balance at December 31, 2019		1,650,380	157,191,707	(27,565)	(152,778,389)	6,036,133

As of January 1, 2020		1,650,380	157,191,707	(27,565)	(152,778,389)	6,036,133
Total comprehensive loss
Net loss		—	—	—	(8,200,165)	(8,200,165)
Other comprehensive income / (loss)		—	—	88,862	(26,118)	62,744
Total comprehensive loss		—	—	88,862	(8,226,283)	(8,137,421)

Transactions with owners of the Company
Reduction par value		(1,973,044)	1,973,044	—	—	—
Capital increase / Exercise of warrants		429,466	15,645,530	—	—	16,074,996
Transaction costs		—	(636,858)	—	—	(636,858)
Conversion of loan		7,370	3,056,877	—	—	3,064,247
Share based payments	15	—	—	—	368,793	368,793
Balance at December 31, 2020		114,172	177,230,300	61,297	(160,635,879)	16,769,890
As of January 1, 2021		114,172	177,230,300	61,297	(160,635,879)	16,769,890
Total comprehensive loss
Net loss		—	—	—	(17,390,166)	(17,390,166)
Other comprehensive income / (loss)		—	—	772	264,984	265,756
Total comprehensive loss		—	—	772	(17,125,182)	(17,124,410)

Transactions with owners of the Company
Capital increase / Exercise of warrants		20,822	7,083,869	—	—	7,104,691
Transaction costs		—	(156,817)			(156,817)
Conversion of loan		5,168	1,366,087	—	—	1,371,255
Share based/Asset purchase		7,735	2,447,081	—	1,078,800	3,533,616
Share based payments	15	1,746	540,956	—	663,601	1,206,303
Balance at December 31, 2021		149,643	188,511,476	62,069	(176,018,660)	12,704,528

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2021, 2020, and 2019

(in CHF)

	Note	2021	2020	2019
Cash flows from operating activities
Net loss		(17,390,166)	(8,200,165)	(6,631,901)
Adjustments for:
Depreciation	7, 8, 20, 22	76,357	20,036	30,823
Impairment of intangible assets	9, 20	1,529,929	—	—
Unrealized foreign currency exchange loss, net		(279,329)	10,818	21,290
Net interest expense	24	174,593	127,160	1,205
Share based payments	15	1,206,303	368,793	226,601
Transaction costs	24	—	219,615	—
Employee benefits		65,927	80,811	40,150
Revaluation loss/(gain) derivative financial instruments	24, 29, 30	410,918	2,250,222	(663,725)
Income tax loss/(gain)	25	21,620	(21,284)	(193,837)
		(14,183,848)	(5,143,994)	(7,169,394)
Changes in:
Inventories		(839,221)	—	—
Trade and other receivables		(586,612)	254,438	(18,925)
Prepayments		(719,321)	156,661	(82,948)
Trade and other payables		2,937,019	(175,878)	(898,088)
Accrued expenses		(280,755)	65,303	(224,077)
Net cash used in operating activities		(13,672,738)	(4,843,470)	(8,393,432)

Cash flows from investing activities
Purchase of property and equipment	7	—	—	(63,600)
Purchase of intangibles	9	(3,325,952)	(2,315,232)	(2,955,036)
Cash paid for other non-current financial assets		(179,104)	—	—
Interest received	24	—	258	17,882
Net cash used in investing activities		(3,505,056)	(2,314,974)	(3,000,754)

Cash flows from financing activities
Proceeds from offerings and warrant exercises	14, 30	6,842,940	16,074,996	9,793,643
Transaction costs	14	(156,817)	(636,858)	(948,615)
Proceeds from loans	29	—	1,522,931	—
Repayment of loan		(50,000)	—	(1,463,328)
Repayment of lease liabilities		(18,700)	-	-
Interest paid	8, 24, 29	(3,699)	—	(3,745)
Net cash from financing activities		6,613,724	16,961,069	7,377,955

Net increase / (decrease) in cash and cash equivalents		(10,564,070)	9,802,625	(4,016,231)
Cash and cash equivalents at beginning of the period		11,258,870	1,384,720	5,393,207
Net effect of currency translation on cash		289,391	71,525	7,744
Cash and cash equivalents at end of the period		984,191	11,258,870	1,384,720

The accompanying notes form an integral part of these consolidated financial statements.

1. Reporting entity

Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) (the “Company”) is an exempted company incorporated in Bermuda and is subject to Bermuda law. The Company’s registered address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

●	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

●	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Zilentin AG, Zug, Switzerland (100%), with a nominal share capital of CHF 100,000

●	Altamira Medica AG, Zug, Switzerland (100%), with a nominal share capital of CHF 3,000,000

●	Altamira Therapeutics, Inc., Dover, Delaware, United States (100%) with a nominal share capital of USD 100

●	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

●	Auris Medical Pty Ltd, Collingwood, Australia (100%), with a nominal share capital of AUD 100

On March 13, 2018, the former Auris Medical Holding Ltd. merged (the “Merger”) into Auris Medical NewCo Holding AG (“Auris NewCo”), a newly incorporated, wholly-owned Swiss subsidiary following shareholder approval at an extraordinary general meeting of shareholders held on March 12, 2018. Following the Merger, Auris NewCo, the surviving company, had a share capital of CHF 122,347.76, divided into 6,117,388 (pre-2019 Reverse Share Split) common shares with a nominal value of CHF 0.02 (pre-2019 Reverse Share Split) each. Pursuant to the Merger, the Company’s shareholders received one common share with a nominal value of CHF 0.02 (pre-2019 Reverse Share Split) of Auris NewCo for every 10 of the Company’s common shares held prior to the Merger, effectively resulting in a “reverse stock split” at a ratio of 10-for-1. Auris NewCo changed its name to “Auris Medical Holding AG” following consummation of the Merger. Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). The common shares of Auris Medical Holding Ltd. traded on the Nasdaq Capital Market under the trading symbol “EARS.” On July 21, 2021, the Company changed its name to Altamira Therapeutics Ltd. Since July 26, 2021, the Company’s common shares are traded under the trading symbol “CYTO”.

The Company is primarily involved in the development of therapeutics that address important unmet medical needs. The Company is currently active in three areas: the development of RNA therapeutics for delivery to extrahepatic targets (with AM-401 targeting KRAS driven cancers as first project, preclinical stage), the development of intranasal betahistine for the treatment of vertigo (AM-125, in Phase 2). Through its affiliate Altamira Medica, the Company is commercializing a nasal spray for protection against airborne viruses and allergens (AM-301).

2. Basis of preparation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors and the Audit Committee of the Company on April 7, 2022.

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

Income taxes

As disclosed in Note 25 the Group has significant tax losses in Switzerland. These tax losses represent potential value to the Group to the extent that the Group is able to create taxable profits in Switzerland prior to expiry of such losses. Tax losses may be used within 7 years from the year the losses arose.

The Group also has tax losses in the United States which may be used within 20 years of the end of the year in which losses arose, or for a shorter time period in accordance with prevailing state law.

Other than a tax asset in the amount of CHF 31,879 (31.12.2020: CHF 476,363), the Group has not recorded any deferred tax assets in relation to these tax losses. Deferred tax assets on tax losses were only considered to the extent that they offset taxable temporary differences within the same entity. The key factors which have influenced management in arriving at this evaluation are the fact that the business is still in a development phase and the Group has not yet a history of making profits. Should management’s assessment of the likelihood of future taxable profits change, a deferred tax asset will be recorded. Income tax loss reflects the reassessment of deferred tax assets and liabilities booked in the 2021 fiscal year.

Development expenditures

The project stage forms the basis for the decision as to whether costs incurred for the Group’s development projects can be capitalized. We do not capitalize clinical development expenditures until the Group obtains regulatory approval (i.e. approval to commercially use the product), as this is considered to be essentially the first point in time where it becomes probable that future revenues can be generated. For the Group’s intranasal betahistine program for the treatment of vertigo (AM-125), however, the development is primarily focused on the delivery route and formulation and not the drug itself (already an approved generic) and aims to demonstrate higher bioavailability through intranasal delivery. Given the nature of the development approach and the fact that there is an existing market in which oral betahistine for the treatment of vertigo has been approved, direct development expenditures have been capitalized.

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

These foreign currency translation differences are recognized in Other Comprehensive income/(loss) and presented in the foreign currency translation reserve in equity. When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

Closing rates for the most significant foreign currencies relative to CHF:

Currency		Geographical area	Reporting entities	December 31, 2021	December 31, 2020	December 31, 2019
CHF	Swiss Franc	Switzerland	5	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9110	0.8840	0.9674
EUR	Euro	Europe	1	1.0361	1.0817	1.0855
AUD	Dollar	Australia	1	0.6620	0.6822	—

Average exchange rates for the year for the most significant foreign currencies relative to CHF:

Currency		Geographical area	Reporting entities	2021	2020	2019
CHF	Swiss Franc	Switzerland	5	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9142	0.9581	0.9938
EUR	Euro	Europe	1	1.0810	1.0825	1.1128
AUD	Dollar	Australia	1	0.6866	0.6546	—

Property and equipment

Property and equipment is measured at historical costs less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the items. When parts of an item of tangible assets have different useful lives, they are accounted for as separate tangible asset items (major components). Depreciation is calculated on a straight-line basis over the expected useful life of the individual asset. The applicable estimated useful lives are as follows:

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

Expenditures on the Group’s development programs are generally not capitalized except if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. For the development projects of the Group, these criteria are generally only met when regulatory approval for commercialization is obtained. For the AM-125 program for the treatment of vertigo it is the Group’s assessment that the criteria mentioned above are met and therefore direct development expenditures have been capitalized for AM-125 in 2019, 2020 and 2021. Intellectual property-related costs for patents are part of the expenditure for research and development projects. Therefore, the costs for the prosecution and registration of patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization. In case of AM-125, where in 2019 a US patent was issued and a related EU application was allowed, prosecution and registration costs have been capitalized as the criteria have been met.

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

Asset purchase

On June 1, 2021, we acquired 100% of the share capital of privately held Trasir Therapeutics Inc. (“Trasir”) through the merger of our subsidiary Auris Medical Inc. with and into Trasir (the “Merger”), with Trasir surviving the merger as the surviving entity. Trasir was subsequently renamed Altamira Therapeutics, Inc. and redomiciled in Dover, Delaware. Founded in 2014, Trasir has been a pioneer in the development of nanoparticles for extrahepatic oligonucleotide delivery.

The purchase price for Trasir comprised: (i) 764,370 non-registered common shares of the Company, par value CHF 0.01 per share, calculated based on a value of USD 2,500,000 divided by the average closing price of the Common Shares on the 15 trading days preceding the closing date (the “Reference Price”, which amounted to USD 3.27 per Common Share); (ii) contingent on the occurrence of positive results from a subsequent post-closing scientific study led by Trasir (“Positive Results”), USD 1,500,000 of common shares of the Company to be calculated based on the average closing price of the common shares on the 15 trading days preceding the occurrence of Positive Results; and (iii) USD 210,000 for expenses incurred by certain selling Trasir shareholders paid in USD 180,000 in cash and 9,173 non-registered common shares based on the Reference Price.

Trasir’s main asset is an exclusive license agreement (the “License Agreement”) with Washington University located in St. Louis, Missouri (“WU”). Pursuant to the License Agreement, WU granted Trasir an exclusive, worldwide, royalty-bearing license (with the right to sublicense) during the term of the License Agreement under certain patent rights owned or controlled by WU to research, develop, make, have made, sell, offer for sale, use and import pharmaceutical products covered under such patent rights for all fields of use. Such licensed products may include “silencing RNA” (siRNAs) pharmaceutical preparations formulated in combination with Trasir’s proprietary delivery technologies. In consideration for such worldwide, exclusive license, the Company (through its acquisition of Trasir, described above) will be obligated to pay WU: annual license maintenance fees in the low five figures through first commercial sale; pre-clinical and clinical regulatory milestones; sales milestones; and a low single digit royalty based on annual net sales of licensed products worldwide for at least the applicable patent term or period of marketing exclusivity, whichever is longer, but in no case less than a minimum royalty term of 12 years; and a percentage share (in the double digits) of sublicensing revenues received by the Company in connection with licensed products. Such regulatory and sales milestones may total up to an aggregate of USD 4,375,000. In the event the Company fails to meet certain regulatory diligence milestones, WU will have the right to terminate the license.

The acquisition of Trasir was treated as an asset acquisition because substantially all the fair value is concentrated in a single identifiable asset, the License Agreement with WU. The acquisition of the license is settled to a large extent in exchange for a variable number of the Company’s publicly listed shares. IFRS 2 “Share-based payments” was applied. With regards to the contingent part of the purchase price as mentioned under (ii) above, a downward adjustment of CHF 269,700 to the estimated fair value was made to reflect the possibility of not meeting the condition of Positive Results. As of December 31, 2021, the total carrying amount of the license acquired amounted to CHF 3,893,681, including directly attributable transaction costs of CHF 198,246.

Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurements of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period during which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accumulation of interest and reduced by the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases. It also applies the lease of low-value assets recognition exemption to leases that are considered of low value (i.e. below CHF 5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

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

Derivative financial instruments (liabilities) are accounted at fair value and changes in fair value are shown as profit or loss. The fair value calculation of the derivative financial instruments is based on the Black-Scholes option pricing model. Assumptions are made for volatility and the risk-free rate in order to estimate the fair value of the instrument. Transaction cost related to derivative financial instruments are recorded through profit and loss.

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

The separated embedded derivatives were measured at fair value by an independent consultant applying a simulation-based valuation approach. Assumptions are made for volatility, risk free rate and other features of the instrument. All changes in the fair value of embedded derivatives were recognized in profit and loss.

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

Valuation of share options

Option pricing and values are determined based on the Black Scholes option pricing model and assumptions are made for inputs such as volatility of the Company’s stock and the risk-free rate.

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

Revenue recognition

Revenue from contracts with customers is recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer. Revenue from the sale of products is recognized at the point in time when the customer obtains control of those products which is generally upon delivery at the customer. Revenue is net of value-added tax, rebates, discounts and returns.

Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related research and development costs for which the grants are intended to compensate. Government grants that are receivable as compensation for expenses already incurred are recognized in profit or loss in the period in which they become receivable.

The company obtains credits under the Australian R&D Tax Incentive program (R&DITC). The program provides a tax offset of 43.5% of eligible R&D expenditures. If the tax offset exceeds the Company’s tax liability, the balance is paid in cash after submission of a valid claim. Based on the specific features of the program, IAS 20 Government Grants is applied for the accounting treatment of the Australian R&DITC. The reimbursement application is made by the Company annually, once the fiscal year is closed, based on the financial statements. The income from grants related to R&D expenditures are presented separately under the heading of ‘other operating income’. Grants that relate to the acquisition of an asset are recognized in profit or loss as the asset is depreciated or amortized. These grants are recognized as a reduction in the cost of the asset.

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

4. New standards, amendments and interpretations adopted by the Group

In 2021, the following revised standards have been adopted:

IFRS 9/IAS 39/IFRS 7/IFRS 4/IFRS 16	Amendments to IFRS 9/IAS 39/IFRS 7/IFRS 4/IFRS 16, Interest Rate Benchmark Reform – Phase 2

IFRS 16	COVID-19-Related Rent Concessions beyond 30 June 2021

Adoption has not had a material impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2022, and have not been applied in preparing these consolidated financial statements.

Standard/Interpretation		Impact	Effective date	Planned application by the Group
New standards, interpretations or amendments
IAS 16	Amendments to IAS 16, Proceeds before Intended Use	1)	January 1,2022	FY 2022

IAS 37	Amendments to IAS 37, Onerous contracts – Costs of Fulfilling a Contract	1)	January 1, 2022	FY 2022

IFRS 3	Amendments to IFRS 3, References to the Conceptual Framework	1)	January 1, 2022	FY 2022

IFRS 1, IFRS 9, IFRS 16, IAS 41	Annual improvements to IFRS Standards 2018-2020 Cycle	1)	January 1, 2022	FY 2022

IFRS 17	Insurance contracts	1)	January 1, 2023	FY 2023

IAS 1	Amendments to IAS 1, Classification of Liabilities as Current or Non-current	1)	January 1, 2023	FY 2023

IAS 1	Amendments to IAS 1 and IFRS practice Statement 2, Disclosure of Accounting Policies	1)	January 1, 2023	FY 2023

IAS 8	Amendments to IAS 8, Definition of Accounting Estimates	1)	January 1, 2023	FY 2023

IAS 12	Amendments to IAS 12, Deferred tax related to Assets and Liabilities arising from a Single Transaction	1)	January 1, 2023	FY 2023

IFRS 10, IAS 28	Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	1)	To be set	To be set

1)	No material impact on the Group is expected from these standards and amendments issued but not effective.

5. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

	December 31, 2021	December 31, 2020
Financial assets
Cash and cash equivalents	984,191	11,258,870
Loans and receivables
Other non-current financial assets	199,105	20,001
Other receivables	255,187	10,040
Total financial assets	1,438,483	11,288,911

Financial liabilities
At amortized cost
Trade and other payables	3,697,723	762,453
Accrued expenses	1,048,575	1,433,106
Loan	—	523,920
Non-current lease liabilities	461,485	—
Current lease liabilities	114,251	—
At fair value through profit and loss
Derivative financial instruments	1,233	316,757
Total financial liabilities	5,323,267	3,036,236

Fair values

The carrying amount of cash and cash equivalents, other receivables, trade and other payables, accrued expenses and loan is a reasonable approximation of their fair value due to the short-term nature of these instruments.

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk, interest rate and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2021 and 2020 to hedge risk exposures. The Group invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. The Group allocates its liquid assets to first tier Swiss or international banks.

Liquidity risk

The Group’s principal source of liquidity is its cash reserves which are mainly obtained through the issuance of new shares. The Group has succeeded in raising capital to fund its development activities to date and has raised funds that will allow it to meet short-term development expenditures. The Company will require regular capital injections to continue its development work, which may be dependent on meeting development milestones, technical results and/or commercial success. Management monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs. The ability of the Group to maintain adequate cash reserves to sustain its activities in the medium term is highly dependent on the Group’s ability to raise further funds. Consequently, the Group is exposed to continued liquidity risk.

The table below analysis the remaining contractual maturities of financial liabilities, including estimated interest payments as of December 31, 2021 and 2020. The amounts disclosed in the table are the undiscounted cash flows:

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2021
Trade and other payables	3,697,723	3,697,723	—	—	3,697,723
Accrued expenses	1,048,575	1,048,575	—	—	1,048,575
Loan and borrowings	—	—	—	—	—
Non-current lease liabilities	461,485	—	117,856	343,629	461,485
Current lease liabilities	114,251	28,231	86,020	—	114,251
Derivative financial instruments	1,233	—	—	1,233	1,233
Total	5,323,267	4,774,529	203,876	344,862	5,323,267

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2020
Trade and other payables	762,453	762,453	—	—	762,453
Accrued expenses	1,433,106	1,433,106	—	—	1,433,106
Loan and borrowings	523,920	473,920	50,000		523,920
Derivative financial instruments	316,757	310,439	—	6,318	316,757
Total	3,036,236	2,979,918	50,000	6,318	3,036,236

Fair value measurement

	Fair values as at		Fair
Financial assets / liabilities	December 31, 2021	December 31, 2020	value hierarchy	Valuation technique(s) and key input(s)
Derivative financial liabilities – Warrants from public offerings	Liability 1,233	Liability 6,318	Level 2

Black-Scholes option pricing model

The share price is determined by Company’s NASDAQ quoted-price. The strike price and maturity are defined by the contract. The volatility assumption is driven by Company’s historic quoted share price and the risk free rate is estimated based on observable yield curves at the end of each reporting period.

Derivative financial liabilities – Embedded derivatives	—	310,439	Level 3

Monte Carlo simulation model

The valuation is based on input parameters classified as level 3. Input parameters include the historical volatility of AMHL shares, risk-free rate, expected remaining life, expected exercise date and share prices of AMHL at valuation dates.

For level 3 financial liability, the sensitivity analysis below represents the potential absolute change in fair value. The favorable and unfavorable effects on the result before taxes, resulting from using reasonably alternative assumptions for the valuation of the option component of the Convertible Loan (FiveT) has been calculated by recalibrating the modes using unobservable inputs based on an average change in volatility of 5%.

	Dec 31, 2021		Dec 31, 2020
	Increase/Decrease in volatility assumption	Effect on result before taxes on CHF	Increase/Decrease in volatility assumption	Effect on result before taxes on CHF
Change in volatility	—	—	+5%	2,770
	—	—	-5%	-5,475

Changes in liabilities arising from financing activities

			Non-cash changes
	01.01.2021	Financing Cash Flows 1)	Fair value revaluation	Other changes 2)	31.12.2021
Derivative financial instrument	316,757	—	410,918	(726,442)	1,233
Loans	523,920	(50,000)	—	(473,920)	—
Lease liabilities	—	(21,700)	—	597,436	575,736
Total	840,677	(71,700)	410,918	(602,926)	576,969

			Non-cash changes
	01.01.2020	Financing Cash Flows 1)	Fair value revaluation	Other changes 2)	31.12.2020
Derivative financial instrument	4,353	—	219,315	93,089	316,757
Loans	—	1,522,931	—	(999,011)	523,920
Total	4,353	1,522,931	219,315	(905,922)	840,677

1)	The financing cash flows are from loan borrowings or loan and lease repayments.
2)	Other non-cash changes include conversion of convertible loan including de-recognition of embedded derivative and initial recognition of lease liability.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from trade and other receivables. The Company’s policy is to invest funds in low risk investments including interest bearing deposits. Trade and other receivables were current as of December 31, 2021 and December 31, 2020, not impaired and included only well-known counterparties.

The Group has been holding cash and cash equivalents in the Group’s principal operating currencies (CHF, USD, EUR and AUD) with international banks of high credit rating.

The Group’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

	December 31, 2021	December 31, 2020
Financial assets
Cash and cash equivalents	984,191	11,258,870
Trade receivables	21,746	—
Other receivables	255,187	10,040
Total	1,261,124	11,268,910

As of December 31, 2021 other receivables consisted of cash receivable from a capital increase implemented over the year end and on December 31, 2020 of a bank deposit for guaranteeing credit card liabilities.

Market risk

Currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various exposures, primarily with respect to US Dollar, Euro and Australian Dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The summary of quantitative data about the exposure of the Group’s financial assets and liabilities to currency risk was as follows:

	2021			2020
in CHF	USD	EUR	AUD	USD	EUR
Cash and cash equivalents	388,950	539,474	—	9,214,709	694,287
Trade and other receivables	1,436,086	26,843	1,274,271	479	—
Trade and other payables	(104,676)	(2,615,791)	—	(75,712)	(397,853)
Accrued expenses	(163,823)	(295,467)	—	(34,648)	(569,400)
Net statement of financial position exposure -asset/(liability)	1,556,537	(2,344,941)	1,274,271	9,104,828	(272,966)

As of December 31, 2021, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 77,827 (2020: CHF 455,241) increase or decrease in the net result. A 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 117,247 (2020: CHF 13,648) increase or decrease in the net result. Also, a 5% increase or decrease in the AUD/CHF exchange rate with all other variables held constant would have resulted in a CHF 63,714 (2020: CHF 0) increase or decrease in the net result.

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

6. Segment information

Geographical information

The Group’s non-current assets by the Company’s country of domicile were as follows:

	December 31, 2021	December 31, 2020
Switzerland	14,734,738	9,030,778
Australia	144,854	151,269
Total	14,879,592	9,182,047

Non-current assets exclude financial instruments.

7. Property and Equipment

	Production equipment	Office furniture and EDP	Total
At cost
As of January 1, 2020	353,488	233,706	587,194
Additions	—	—	—
Disposals	—	—	—
As of December 31, 2020	353,488	233,706	587,194
Additions	—	—	—
Disposals	—	—	—
As of December 31, 2021	353,488	233,706	587,194

Accumulated depreciation
As of January 1, 2020	(290,491)	(230,031)	(520,522)
Charge for the year	(16,481)	(3,555)	(20,036)
Disposals	—	—	—
As of December 31, 2020	(306,972)	(233,586)	(540,558)
Charge for the year	(46,516)	(119)	(46,635)
Disposals	—	—	—
As of December 31, 2021	(353,488)	(233,705)	(587,193)

Net book value
As of December 31, 2020	46,516	120	46,636
As of December 31, 2021	—	1	1

As of December 31, 2021, and 2020 no items of property and equipment were pledged.

8. Right-of-use assets and lease liabilities

Right-of-use assets	Office building	Total
At cost
As of January 1, 2020	—	—
As of December 31, 2020	—	—
Additions	594,436	594,436
Disposals	—	—
As of December 31, 2021	594,436	594,436

Accumulated depreciation
As of January 1, 2020	—	—
As of December 31, 2020	—	—
Charge for the year	(29,722)	(29,722)
Disposals	—	—
As of December 31, 2021	(29,722)	(29,722)

Net book value
As of December 31, 2020	—	—
As of December 31, 2021	564,714	564,714

Low value and short-term lease expenses	December 31, 2021	December 31, 2020

Expense related to short-term leases	52,280	61,509
Expense related to leases of low value assets	—	—
Total	52,280	61,509

Lease liabilities	December 31, 2021	December 31, 2020
As of January 1	—	—
Additions	594,436	—
Interest expenses	3,000	—
Repayment of lease liability	(21,700)	—
As of December 31	575,736	—

thereof non-current	461,485	—
thereof current	114,251

Maturities of lease liabilities	December 31, 2021	December 31, 2020

Year 1	130,200	—
Year 2	130,200	—
Year 3	130,200	—
Year 4	130,200	—
Year 5	97,650	—
Undiscounted lease payments	618,450	—
Less: unearned interest	(42,714)	—
Total	575,736	—

9. Intangible assets

	Licenses	IP & Data rights	Patents	Internally generated	Total
At cost
As of January 1, 2020	1,482,520	193,989	239,593	4,849,511	6,765,613
Exchange differences				6,120	6,120
Additions	—	—	177,623	2,166,054	2,343,677
As of December 31, 2020	1,482,520	193,989	417,216	7,021,685	9,115,410
Exchange differences	—	—	—	(3,654)	(3,654)
Additions	3,893,681	—	55,938	2,783,431	6,733,050
As of December 31, 2021	5,376,201	193,989	473,154	9,801,462	15,844,806

Accumulated amortization and impairment losses
As of December 31, 2020	—	—	—	—	—
Impairment	(1,482,520)	(47,409)	—	—	(1,529,929)
As of December 31, 2021	(1,482,520)	(47,409)	—	—	(1,529,929)

Net book value
As of December 31, 2020	1,482,520	193,989	417,216	7,021,685	9,115,410
As of December 31, 2021	3,893,681	146,580	473,154	9,801,462	14,314,877

Intangible assets comprise upfront and milestone payments related to licenses. The increase in 2021 was related to the acquisition of Trasir Therapeutics Inc., which was treated as an asset acquisition because substantially all the fair value of Trasir was concentrated in a worldwide exclusive license agreement with Washington University (Note 3). Further, in 2021 all intangible assets related to the projects AM-101, AM-111 and AM-201 were impaired, taking into account the future repositioning of the company. Amortization will commence once the intangible assets are available for use, which will be the case after regulatory approvals are obtained and the related products are available for use.

In 2019, a US patent on AM-125 was issued and a related EU application was allowed. As a consequence, we started to capitalize prosecution and registration costs. In 2021, we capitalized CHF 55,938 (2020: CHF 177,623).

Commencing with the business year 2018, the Company recorded intangibles related to direct development expenditure of its AM-125 program. The capitalized amount for the year ended December 31, 2021 was CHF 2,839,369 (2020: CHF 2,343,677). The additions to internally generated intangibles of CHF 2,783,431 are net of CHF 94,118 government grants obtained under the Australian R&D tax incentive program (2020: CHF 0).

10. Inventories

	December 31, 2021	December 31, 2020

Finished goods	839,221	—
Total	839,221	—

As of December 31, 2021, the Company' s inventory consisted of the product Bentrio, a drug-free nasal spray for protection against airborne viruses and allergens. Bentrio has a limited shelf life, which may affect the salability of the product, and is packaged in various configurations (stock keeping units, “SKUs”) for different markets and in different languages to address specific requirements under national rules and regulations or by trade channels. During product launch, shelf life is still relatively short since data from supporting stability studies are still limited; this tends to restrict salability through certain trade channels. In addition, there is only limited visibility on product take-up across different markets due to the lack of a sales history, and national rules and regulations may require prior approval of certain marketing materials and messages. Based on a management review of the inventory as at December 31, 2021 for any obsolete or slow-moving items, the Company wrote down finished good inventories in the amount of CHF 2.0 million in 2021. The amount of the write down was expensed to the income statement under Cost of Sales.

11. Other receivables

	December 31, 2021	December 31, 2020
R&D tax credit receivable	470,958	—
Receivable from share issuance	255,187	—
Advance payments to suppliers	—	479
Value added tax receivable	168,851	38,337
Withholding tax receivable	7,336	6,087
Deposit credit cards	—	10,040
Other	15,501	25,918
Total other receivables	917,833	80,861

As described in note 3 Significant accounting policies, the Company obtains government grants under the Australian R&D Tax Incentive program. The R&D tax credit receivable as of December 31, 2021 relates to the reimbursement application for compensation of R&D expenditures incurred in 2021. Other receivables were not considered impaired in the years under review.

12. Prepayments

	December 31, 2021	December 31, 2020
Advance payments to suppliers	859,492	5,020
Clinical projects and related activities	—	164,916
Insurance	137,418	104,590
Other	—	3,063
Total prepayments	996,910	277,589

13. Cash and cash equivalents

	December 31, 2021	December 31, 2020
Cash in bank accounts	984,191	11,258,870
Cash on hand	—	—
Total cash and cash equivalents	984,191	11,258,870

14. Capital and reserves

Share capital

The issued share capital of the Company at December 31 consisted of:

	December 31, 2021		December 31, 2020
	Number	CHF	Number	CHF
Common shares with a par value of CHF 0.01 each	14,964,261	149,643	11,417,159	114,172
Total	14,964,261	149,643	11,417,159	114,172

	Common Shares (Number)
	2021	2020
As of January 1	11,417,159	4,125,949
Exercise of warrants	897,435	1,263,845
LPC equity line	—	1,610,120
ATM program	1,184,700	1,628,827
Share-based payments (bonus)	174,610	51,418
Conversion convertible loan	516,814	737,000
Shares issued for Trasir acquisition	773,543	—
Registered direct offering	—	2,000,000
Total, as of December 31	14,964,261	11,417,159

On June 1, 2021, the Company completed the acquisition of Trasir. The upfront acquisition price of USD 2.5 million was paid with 764,370 non-registered common shares at USD 3.27 each to the selling shareholders. In addition, 9,173 non-registered common shares were issued to reimburse USD 30,000 in expenses incurred by certain selling Trasir shareholders.

On December 3, 2020, the Company entered into securities purchase agreements with several institutional investors for the purchase and sale of 2,000,000 common shares at an offering price of $4.00 per share, pursuant to a registered direct offering. The net proceeds of the offering were approximately $7.3 million.

On December 1, 2020, a tranche of the convertible loan provided by FiveT in the amount of CHF 895,455 was converted into 737,000 common shares at a conversion price of $1.35. On March 4, 2021 the remaining amount of CHF 604,545 plus interest of CHF 40,628 were converted into 516,814 common shares at a conversion price of $1.35.

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

On May 15, 2019, the Company completed a public offering of (i) 440,000 common shares with a par value of CHF 0.40 each, together with warrants to purchase 440,000 common shares, and (ii) 1,721,280 pre-funded warrants, with each pre-funded warrant exercisable for one common share, together with warrants to purchase 1,721,280 common shares, including 110,000 common shares and warrants to purchase 110,000 common shares sold pursuant to a partial exercise by the underwriters of the underwriters’ over-allotment option (the “May 2019 Registered Offering”). The exercise price for the pre-funded warrants was CHF 0.01 per common share and for the warrants CHF 4.34. The net proceeds to us from the May 2019 Registered Offering were approximately $7.7 million, after deducting underwriting discounts and other offering expenses payable by us. All pre-funded warrants were exercised in 2019. In December 2020, 1,263,845 warrants were exercised. The remaining 897,435 warrants were exercised in March 2021.

On November 30, 2018, we entered into the A.G.P. Sales Agreement with A.G.P. Pursuant to the terms of the A.G.P. Sales Agreement, as amended on April 5, 2019, we may offer and sell our common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, we may sell common shares up to a maximum aggregate offering price of $25.0 million. In 2021, we sold 1,184,700 shares under the ATM. As of the date of this Annual Report, we have sold 1,943,318 of our common shares for an aggregate offering price of $5.4 million pursuant to the A.G.P. Sales Agreement. The related transaction costs of CHF 71,161 were charged to equity.

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

15. Share-based compensation

Description

In 2014, the Group introduced an equity incentive plan (the (“EIP”) as amended in 2017 and 2019. In September 2019, all employees and directors of the Company opted-in to forfeit all option grants received prior to 2019 in exchange for new options (the “September 2019 Conversion Grant”). The number of new options was calculated on a value neutral basis using the Black-Scholes model. Including the September 2019 Conversion Grant, the Company granted 390,620 options in 2019 under the EIP. Plan C was terminated in 2019. The last outstanding options under Plan C were replaced by the September 2019 Conversion Grant. In 2021, the Company granted 342,263 options (2020: 726,637 options) under the EIP.

Holders of vested options are entitled to purchase common shares of the Company. Under the Equity Incentive Plan, the Board of Directors defined the exercise price as the average daily closing price of the Company’s shares during the 30 days preceding the date of grant. All options are to be settled by the physical delivery of shares. The key terms and conditions related to the grants under these programs at December 31, 2021 are as follows:

Plan	Number of options outstanding	Vesting conditions	Contractual life of options
Equity Incentive Plan Board	279,771	1 year service from grant date	6 years
Equity Incentive Plan Management & Staff	523,881	2 years’ service from grant date (50%)	8 years
Equity Incentive Plan Management & Staff	523,881	3 years’ service from grant date (50%)	8 years

Measurement of fair values

The fair value of the options was measured based on the Black-Scholes formula.

Stock Option Plan
	Equity Incentive Plan 2021	Equity Incentive Plan 2021	Equity Incentive Plan 2020	Equity Incentive Plan 2020
Fair value at grant date	USD 0.932 (2 year vesting) 1) USD 1.107 (3 year vesting) 1)	USD 1.241 (1 year vesting) 2) USD 1.850 (2 year vesting) 2) USD 2.183 (3 year vesting) 2)	USD 0.325 (2 year vesting) 1) USD 0.391 (3 year vesting) 1)	USD 0.258 (1 year vesting) 2) USD 0.514 (2 year vesting) 2) USD 0.578 (3 year vesting) 2)
Share price at grant date	USD 1.64	USD 3.54	USD 0.79	USD 0.92
Exercise price	USD 1.889	USD 3.511	USD 0.878	USD 0.825
Expected volatility	93.4%	101.3%	84.96%	72.72%
Expected life	2 and 3 years	1, 2 and 3 years	2 and 3 years	1, 2 and 3 years
Expected dividends	—	—	—	—
Risk-free interest rate	0.47%	0.06%	0.82%	0.61%

1)	October grants for the respective year
2)	April grants for the respective year

The Company uses its own historic volatility to calculate expected volatility. The expected life of all options is assumed to correspond to the vesting period.

The total expense recognized for equity-settled share-based payment transactions were CHF 1,206,303 in 2021 (2020: CHF 368,793, 2019: CHF 228,920).

Share based compensation loss related to employee stock options amounted to CHF 1,223,696 in 2021 (2020: CHF 351,401, 2019: CHF 226,601).

Share based compensation expense of CHF 0 related to the purchase of intangibles was capitalized for the year ended December 31, 2021 (2020: CHF 0, 2019: 2,319).

The number and weighted average exercise prices (in CHF) of options under the share option programs are as follows:

	2021			2020
	Number of options	Weighted average exercise price	Weighted average remaining term	Number of options	Weighted average exercise price	Weighted average remaining term
Outstanding at January 1	1,038,537	1.58	7.01	324,053	3.01	7.60
Expired during the year	—	—	—	—	—	—
Forfeited during the year	(51,290)	—	—	—	—	—
Exercised during the year	—	—	—	—	—	—
Granted during the year	342,263	2.27	—	714,484	0.87	—
Outstanding at December 31	1,329,510	1.65	6.56	1,038,537	1.58	7.01
Exercisable at December 31	288,446	—	—	37,576	—	—

The range of exercise prices for outstanding options was CHF 0.75 to CHF 28.79 as of December 31, 2021 and CHF 0.73 to CHF 27.93 as of December 31, 2020.

16. Trade and other payables

	December 31, 2021	December 31, 2020
Trade accounts payable - third parties	3,544,384	722,272
Other	153,339	40,181
Total trade and other payables	3,697,723	762,453

17. Accrued expenses

	December 31, 2021	December 31, 2020
Accrued research and development costs including milestone payments	557,391	1,105,089
Professional fees	179,461	172,273
Accrued vacation & overtime	51,218	44,466
Employee benefits incl. share based payments	196,917	101,821
Other	63,588	9,457
Total accrued expenses	1,048,575	1,433,106

18. Other operating income

	December 31, 2021	December 31, 2020	December 31, 2019
Income from R&D tax incentive (Government grants)	458,157	—	—
Refund of share issuance stamp duty	—	100,002	—
Other income	2,553	74,473	—
Total other operating income	460,710	174,475	—

19. Cost of Sales

	December 31, 2021	December 31, 2020	December 31, 2019
Product purchases, packaging and logistics	173,758	—	—
Employee benefit and expenses	89,238	—	—
Inventory write-down	1,977,558	—	—
Total cost of sales	2,240,554	—	—

20. Research and development expense

	December 31, 2021	December 31, 2020	December 31, 2019
Pre-clinical projects	587,019	242,617	182,346
Clinical projects	2,957,752	476,972	993,085
Product and process development	1,100,453	614,744	481,453
Employee benefits and expenses	1,897,155	1,120,814	1,373,543
Lease expenses from short-term lease	—	34,147	26,057
Patents and trademarks	465,587	246,592	168,367
Regulatory projects	354,507	110,612	80,347
Impairment intangible assets	1,529,929	—	—
Depreciation tangible assets	46,635	16,481	20,083
Total research and development expense	8,939,037	2,862,979	3,325,281

Research and development expenses were capitalized in the amount of CHF 2,839,369 during 2021 compared to CHF 2,343,677 in 2020.

21. Sales and marketing expense

	December 31, 2021	December 31, 2020	December 31, 2019
Marketing and sales expenses	1,132,864	—	—
Employee benefits and expenses	204,157	—	—
Product samples	161,167	—	—
Total sales and marketing	1,498,218	—	—

22. General and administrative expense

	December 31, 2021	December 31, 2020	December 31, 2019
Employee benefits and expenses	1,554,778	811,373	1,010,708
Business development	967,046	95,663	113,959
Travel expenses	75,829	28,898	102,679
Administration expenses	2,245,862	1,645,530	2,653,914
Lease expenses from short-term lease	52,280	13,871	27,362
Depreciation Right-of-use assets	29,722	—	—
Depreciation tangible assets	—	3,555	10,740
Capital tax expenses	21,059	(4,228)	14,501
Total general and administrative expenses	4,946,576	2,594,662	3,933,863

23. Employee benefits

	December 31, 2021	December 31, 2020	December 31, 2019
Salaries	1,865,633	1,260,359	1,832,382
Pension costs	165,801	156,843	130,792
Other social benefits	275,258	116,290	217,448
Share based payments costs	1,223,696	351,401	226,601
Other personnel expenditures	214,940	47,295	(22,973)
Total employee benefits	3,745,328	1,932,188	2,384,250

In 2021 share based compensation expense included CHF 902,817 for one regular and one extraordinary share bonus grant related to the strategic repositioning of the Company. The latter, which amounts to CHF 810,252, including CHF 360,112 for a future share grant contingent on achieving the Positive Results related to the Trasir transaction. Share based compensation included expense related to employee stock options of CHF 320,879 in the year 2021 compared to CHF 351,401 in 2020. On the other hand, expenses for salaries in the previous year had benefited from reimbursements of CHF 63,208 under the Swiss short-time work scheme, which had been used for three months in connection with a temporary reduction in project activities due to the COVID-19 pandemic.

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

The old age benefits are based on retirement savings for each employee, coupled with annual retirement credits and interest (there is no possibility to credit negative interest). At retirement age, the insured members can choose whether to take a pension for life, which includes a spouse’s pension, or a lump sum. In addition to retirement benefits, the plan benefits also include disability and death benefits. Insured members may also buy into the scheme to improve their pension provision up to the maximum amount permitted under the rules of the plan and may withdraw funds early for the purchase of a residential property for their own use subject to limitations under Swiss law. On leaving the Company, retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This type of benefit may result in pension payments varying considerably between individual years. In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits. In Switzerland, the minimum interest rate applicable to these minimum retirement savings is set by the Swiss Federal Council at least once every two years. The rate was 1.00% in 2019, 1.00% in 2020 and 1.00% in 2021.

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

For accounting purposes under IFRS, the plan is treated as a defined benefit plan.

The following tables present information about the net defined benefit liability and its components:

Change in defined benefit obligation

	2021	2020
Defined benefit obligation at January 1	3,529,602	3,087,947
Service costs	162,200	151,624
Plan participants’ contribution	101,066	76,032
Interest cost	10,464	9,482
Actuarial losses	159,845	58,912
Plan amendments	(3,115)	—
Transfer-out amounts	(142,951)	(201,310)
Transfer-in amounts of new employees	860,521	346,915
Defined benefit obligation at December 31	4,677,632	3,529,602

The defined benefit obligation includes only liabilities for active employees. The weighted average modified duration of the defined benefit obligation at December 31, 2021 is 19.9 years (2020: 21.9 years).

Change in fair value of plan assets

	2021	2020
Fair value of plan assets at January 1	2,662,226	2,327,500
Interest income	8,586	7,429
Return on plan assets excluding interest income	424,829	32,794
Employer contributions	101,066	76,032
Plan participants’ contributions	101,066	76,032
Transfer-out amounts	(142,951)	(201,310)
Transfer-in amounts of new employees	860,521	346,915
Administration expense	(6,030)	(3,166)
Fair value of plan assets at December 31	4,009,313	2,662,226

Net defined benefit liability recognized in the statement of financial position

	December 31, 2021	December 31, 2020
Present value of funded defined benefit obligation	4,677,632	3,529,602
Fair value of plan assets	(4,009,313)	(2,662,226)
Net defined benefit liability	668,319	867,376

Defined Benefit Cost

	2021	2020	2019
Service cost	159,085	151,624	138,580
Net interest expense	1,878	2,053	5,137
Administration expense	6,030	3,166	4,051
Total defined costs for the year recognized in profit or loss	166,993	156,843	147,768

Remeasurement of the Defined Benefit Liability

	2021	2020	2019
Actuarial loss (gain) arising from changes in financial assumptions	(74,284)	13,031	360,541
Actuarial loss (gain) arising from experience adjustments	463,238	45,881	(215,156)
Actuarial gain arising from demographic assumptions	(229,109)	—	—
Return on plan assets excluding interest income	(424,829)	(32,794)	(73,375)
Total defined benefit cost for the year recognized in the other comprehensive loss (income)	(264,984)	26,118	72,010

Assumptions

At December 31	2021	2020	2019
Discount rate	0.30%	0.20%	0.30%
Future salary increase	0.85%	0.60%	1.10%
Pension indexation	0.00%	0.00%	0.00%
Mortality and disability rates	BVG2015G	BVG2015G	BVG2015G

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

December 31,	2021	2020
Change in assumption	0.25% increase	0.25% increase
Discount rate	(200,601)	(166,228)
Salary increase	22,961	13,602
Pension indexation	110,958	88,460
Change in assumption	+ 1 year	+ 1 year
Life expectancy	98,983	88,215

24. Finance income and finance expense

	2021	2020	2019
Interest income	3,219	258	17,882
Net foreign currency exchange gain	1,458,429	3,207,649	1,343,153
Revaluation gain from derivative financial instruments	5,085	—	663,725
Total finance income	1,466,733	3,207,907	2,024,760
Interest expense (incl. Bank charges)	189,695	135,151	28,628
Net foreign currency exchange loss	1,129,788	3,541,202	1,562,725
Revaluation loss from derivative financial instruments	416,003	2,250,222	—
Transaction costs	—	219,615	—
Total finance expense	1,735,486	6,146,190	1,591,353
Finance (expense)/income, net	(268,753)	(2,938,283	433,407

In 2021, the revaluation loss from derivative financial instruments of CHF 416,003 is related to the revaluation of the financial derivatives embedded in the FiveT convertible loan (note 29), at conversion. The revaluation gain of CHF 5,085 is related to the revaluation of outstanding warrants from public offerings (note 30). In 2020 there was a revaluation loss from derivative financial instruments of CHF 2,250,222 and in 2019 a revaluation gain of CHF 663,725. In 2021, net foreign currency exchange gains contain translation gains of CHF 289,961 (2020: CHF 71,525; 2019: CHF 7,744) which arose on the Company’s USD and EUR denominated cash and cash equivalents. In 2021, finance expenses included interest paid of CHF 3,700 (2020: CHF 0; 2019: CHF 3,745).

25. Taxation

The Group’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

	2021	2020	2019
Deferred income tax expense	(570,730)	(389,384)	(213,355)
Deferred income tax gain	549,110	410,668	407,192
	(21,620)	21,284	193,837

The Group’s effective income tax expense differed from the expected theoretical amount computed by applying the Group’s applicable weighted average tax rate of 13.5% in 2021 (2020: 12.1%, 2019: 12.5%) as summarized in the following table:

Reconciliation	2021	2020	2019
Loss before income tax	(17,368,546)	(8,221,449)	(6,825,738)
Income tax at statutory tax rates applicable to results in the respective countries	2,348,057	991,120	854,636
Effect of unrecognized temporary differences	(632,031)	(302,557	89,974
Effect of unrecognized taxable losses	(1,885,486)	(184,881)	(913,309)
Effect of utilization of previously unrecognized taxable losses	—	—	193,155
Effect of impairment of deferred tax assets	(75,375)	—	(131,055)
Effect of previously unrecognized deferred tax asset	—	97,458	20,977
Effect of expenses not considerable for tax purposes	—	(47,894)	(29,549
Effect of changes in local tax legislation and/or local tax rates	—	—	110,758
Effect of impact from application of different tax rates	223,215	(531,962)	(1,750)
Income tax gain/(loss)	(21,620)	21,284	193,837

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of December 31 is presented below:

Deferred Tax Liabilities	December 31, 2021	December 31, 2020
Intangible assets	(51,914)	(252,174)
Deferred unrealized foreign exchange gains	—	(350,054)
Other receivables	(122,449)	—
Total	(174,363)	(602,228)

Deferred Tax Asset	December 31, 2021	December 31, 2020
Net operating loss (NOL)	31,879	476,363
Total	31,879	476,363
Deferred Tax, net	(142,484)	(125,865)

Deferred Tax 2021	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Exchange Differences	Closing Balance
Intangible assets	(252,174)	199,056	—	1,204	(51,914)
Deferred unrealized foreign exchange gains	(350,054)	350,054	—	—	—
Other receivables	—	(127,000)	—	4,551	(122,449)
Net operating loss (NOL)	476,363	(443,730)	—	(754)	31,879
Total	(125,865)	(21,620)	—	5,001	(142,484)

Deferred Tax 2020	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(212,844)	(39,330)	—	(252,174)
Deferred unrealized foreign exchange gains	—	(350,054)	—	(350,054)
Derivative financial asset	(26,156)	26,156	—	—
Net operating loss (NOL)	91,851	384,512	—	476,363
Total	(147,149)	21,284	—	(125,865)

As of December 31, 2021, the Group had unrecognized tax loss carryforwards amounting to CHF 109.9 million (2020: CHF 114.0 million), of which CHF 108.6 million related to Auris Medical AG, Otolanum AG, Zilentin AG and Altamira Medica AG in Switzerland, CHF 1.3 million to Altamira Therapeutics Inc. in the United States (2020: CHF 113.0 million for Auris Medical AG, Otolanum AG, Zilentin AG and Altamira Medica AG and CHF 1.0 million for Auris Medical Inc.).

The Group’s unrecognized tax loss carryforwards with their expiry dates are as follows:

	December 31, 2021	December 31, 2020
Within 1 year	28,909,896	19,575,171
Between 1 and 3 years	50,673,943	56,866,795
Between 3 and 7 years	29,007,049	36,701,692
More than 7 years	1,264,262	870,200
Total	109,855,150	114,013,858

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

The tax effect of the major unrecognized temporary differences and loss carryforwards is presented in the table below:

	December 31, 2021	December 31, 2020
Deductible temporary differences
Employee benefit plan	87,149	113,106
Derivative financial instruments	—	36,973
Other accounts payable	344,822	258,303
Stock option plans	—	—
Total potential tax assets	431,971	408,382
Taxable unrecognized temporary differences
Convertible loan	—	19,359
Total unrecognized potential tax liabilities	—	19,359
Offsetting potential tax liabilities with potential tax assets	—	(19,359)
Net potential tax assets from temporary differences not recognized	431,971	389,023
Potential tax assets from loss carry-forwards not recognized	14,271,306	14,896,367
Total potential tax assets from loss carry-forwards and temporary differences not recognized	14,703,277	15,285,390

26. Loss per share

	December 31, 2021	December 31, 2020	December 31, 2019
Loss attributable to owners of the Company	(17,390,166)	(8,200,165)	(6,631,901)
Weighted average number of shares outstanding	13,246,281	6,014,146	2,909,056
Basic and diluted loss per share	(1.31)	(1.36)	(2.28)

For the years ended December 31, 2021 and 2020 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the Stock Option Plans (Note 15) as they would be anti-dilutive. As of December 31, 2021, the Company had 1,329,510 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2021 and December 31, 2021 was 1,149,761 (633,314 for the period between January 1, 2020 and December 31, 2020). As of December 31, 2021, the Company had warrants to purchase up to 246,102 of its common shares issued and outstanding (as of December 31, 2020, the Company had warrants to purchase up to 1,143,537 common shares).

27. Commitments and contingencies

Lease commitments

The future minimum lease payments under non-cancellable lease term that are not accounted for in the statement of financial position were as follows:

	December 31, 2021	December 31, 2020
Within one year	3,450	25,580
Between one and five years	—	—
Total	3,450	25,580

Office lease expenses of CHF 52,280, CHF 50,260 and CHF 49,314 were recorded in 2021, 2020 and 2019, respectively, in the consolidated statement of profit or loss and other comprehensive loss.

28. Related party transactions

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

Ante Treuhand AG (“Ante Treuhand”) provided the Chief Financial Officer to the Company until November 18, 2021. The Chief Financial Officer is an employee of Ante Treuhand and is not paid directly by the Company. Fees paid to Ante Treuhand for CFO services in 2021 were CHF 231,770 (CHF 2020: 173,030). Fees paid to Ante Treuhand for other services provided during the year ended December 31, 2021 were CHF 3,025 (2020: CHF 18,020).

Gremaud GmbH provides the Chief Financial Officer to the Company since November 19, 2021. The Chief Financial Officer is an employee of Gremaud GmbH and is not paid directly by the Company. Fees paid to Gremaud GmbH for CFO services in 2021 were CHF 14,720. Fees paid to Gremaud GmbH for other services provided during the year ended December 31, 2021 were CHF 161,596 (2020 CHF 27,625).

Compensation of the members of the Board of Directors and Management

In 2021, the total compensation paid to management amounted to CHF 1,210,472 (2020: CHF 522,237; 2019: CHF 934,179). The fees paid to members of the Board of Directors in 2021 for their activities as board members totaled CHF 165,245 (2020: CHF 163,476; 2019: CHF 170,755).

	Executive Management			Board of Directors			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Short term benefits	781,204	407,147	717,905	165,245	163,476	170,755	946,449	570,623	888,660
Post-employee benefits years	29,467	26,870	42,560	—	—	—	29,467	26,870	42,560
Share Bonuses	902,817	—	—	—	—	—	902,817	—	—
Share-based payment charge	192,362	204,840	109,912	48,046	57,148	49,323	240,408	261,988	159,235
Total	1,905,850	638,857	870,377	213,291	220,624	220,078	2,119,141	859,481	1,090,455

In 2021, CHF 240,408 (2020: CHF 261,988; 2019: CHF 159,235) was expensed for grants of stock options to members of the Board of Directors and management. The 2021 share based payment charge shown above excludes adjustments for instruments forfeited in 2021 due to termination of service. In 2021 one regular and one extraordinary bonus were granted in shares. Contributions to pension schemes amounted to CHF 29,467, CHF 26,870 and CHF 42,560 during the years 2021, 2020 and 2019, respectively. No termination benefits or other long-term benefits were paid.

Members of the Board of Directors and management held 989,606, 769,101 and 271,999 stock options as of December 31, 2021, 2020, and 2019, respectively.

29. Loan

	December 31, 2021	December 31, 2020
Loan guaranteed by Swiss government (COVID-19)	—	50,000
Convertible loan	—	473,920
Total	—	523,920

Convertible Loan Agreement

	December 31, 2021	December 31, 2020
As of January 1	473,920	—
Gross proceeds at disbursement date	—	1,500,000
Embedded derivative, separated	—	(230,974)

Transaction costs allocated to host	—	(22,495)
Carrying amount at initial recognition	—	1,246,531

Converted principal amount	(644,813)	(895,455)
Accrued interest at 8%	8,348	31,920
Amortization	162,545	90,924

As of December 31	—	473,920

On September 7, 2020, our affiliate Altamira Medica AG (“Altamira”) and Auris Medical Holding Ltd. (“the Company”) entered into a convertible loan agreement with FiveT Capital Holding AG (“FiveT”) to raise CHF 1,500,000 to fund the initial development of AM-301. The loan has a term of 18 months and carries interest at 8% p.a., which shall not be paid in cash but added to the loan outstanding amount. At maturity, the unconverted outstanding amount of the loan including accrued interest shall become payable in cash. Altamira may choose to repay the total outstanding amount including the accrued interest at 130%, first time after 6 months with a prior written notice of 1 month. Prior to the expiry of the repayment notice period, the lender may convert the repayment amount.

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

The carrying amount of the host contract at initial recognition is the difference between the carrying amount of the hybrid contract and the fair value of the embedded derivatives. The host is then subsequently measured at amortized cost, using the effective interest rate method. As of December 31, 2020, the carrying amount (including accrued interest) of the host for the unconverted outstanding loan amounted to CHF 473,920 and is included in the balance sheet under current liabilities. On March 4, 2021, the remaining amount of CHF 644,813 including amortization and interest was converted into 516,814 common shares of Altamira at a conversion price of USD 1.35. As a result, the carrying amount of the convertible loan as of December 31, 2021 is CHF 0.

The fair value of the embedded derivatives of the outstanding loan units amounted to CHF 0 (31.12.2020: CHF 310,439 included in current derivative financial instruments). Expenses related to fair value measurement of embedded derivatives of CHF 416,003 (2020: CHF 2,248,257) as well as effective interest and transaction costs of CHF 170,893 (2020: CHF 127,418) were recorded as financial expenses in profit or loss.

30. Warrants from Public Offering

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

As of December 31, 2021, the outstanding warrants issued in the 2017 February Offering are exercisable for up to 39,725 common shares at an exercise price of $240.00. As of December 31, 2021, the fair value of the warrants amounted to CHF 0.00 (2020: CHF 0.00). As the fair value remained unchanged, no revaluation gain or loss resulted for the year ended December 31, 2021.

On January 30, 2018, the Company issued warrants in connection with a direct offering of 62,499 common shares, each warrant entitling its holder to purchase 0.6 common shares at an exercise price of $100.00 per common share. As of December 31, 2021, the outstanding warrants issued in such offering were exercisable for up to 37,501 common shares at an exercise price of $100.00 per common share. As of December 31, 2021 the fair value of the warrants amounted to CHF 1,233 (2020: CHF 6,318). The revaluation gain of the derivative for the twelve months ended December 31, 2021 amounted to CHF 5,085 (2020: revaluation loss of CHF 1,965). Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,482,514 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

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

Due to the expiry on June 18, 2020, no Series B warrants were outstanding and subject to revaluation on December 31, 2021 and 2020. Accordingly, there was no revaluation gain or loss on these warrants for the year ended December 31, 2021 and 2020.

31. Events after the balance sheet date

On February 4, 2022, the Company entered into a convertible loan agreement (the “Loan Agreement”) with FiveT Investment Management Ltd. (the “Lender”), pursuant to which the Lender has agreed to loan to the Company CHF 5,000,000 (the “Loan”), which Loan bears interest at the rate of 10% per annum and matures 12 months from the date (the “Disbursement Date”) the Loan proceeds were disbursed to the Company, which occurred on February 8, 2022. The Company may prepay all or part of the Loan after six months after the Disbursement Date; provided that the Company will pay an amount equal to 130% of the desired prepayment amount. The Lender has the right to convert all or part of the Loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that the Lender own no more than 9.99% of the common shares at any time. The conversion price of the Loan into common shares is USD 1.9458, which corresponds to 150% of USD 1.2972 (the trading volume weighted average price, the “VWAP”, per common share on the NASDAQ stock exchange on the Disbursement Date), converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day of receipt of the conversion notice at 4:00 pm Central European Time. The conversion price shall be lowered in the event that the Company raises equity before the maturity date of the Loan through a public or private offering of common shares at an issue price that is at least 10 (ten) % below the VWAP (the “New Issue”), according to the formula set forth in the Loan Agreement (the “Adjustment”). Sales of common shares through equity line or at-the-market programs are not considered New Issues triggering the Adjustment.

On March 4, 2022 we announced that we had entered into an exclusive licensing and distribution agreement for Bentrio™ with Nuance Pharma Ltd. ("Nuance") in Chinese Mainland, Hong Kong, Macau and South Korea (the "Territory"). Under the terms of the Agreement, we will initially supply Bentrio™ to Nuance. Nuance will make an upfront payment of $1 million and pay to Altamira development and commercial milestones of up to $3 million and up to $19.5 million, respectively. Nuance will have the right to register and commercialize Bentrio™ in the Territory. In a second stage, Nuance will assume local production of the product for the Territory upon certain milestones. Once Nuance assumes local production of Bentrio™, it will pay to Altamira a staggered royalty on net sales in the Territory at a high-single to low-double-digit percentage.