Form 20-F
period 2023-12-31
Altamira Therapeutics Ltd.
filed 2024-04-10
CIK 1601936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2023

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

Copies to:

Michael J. Lerner, Esq.
Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

Tel: (212) 262-6700

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value USD 0.002 per share	CYTO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

Common shares: 1,477,785

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting
Standards as issued by the International
U.S. GAAP ☐	Accounting Standards Board ☒	Other ☐

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

On October 25, 2022, the Company effected a one-for-twenty reverse share split (the “2022 Reverse Share Split”) of the Company’s issued and outstanding common shares. Effective as of November 2, 2023, the Company changed the currency denomination of the Company’s authorized share capital from CHF to USD, reduced the issued share capital by reducing the par value of each common share in issue to USD 0.0001 (pre-2023 Reverse Share Split (as defined below)) and reduced the authorized share capital to USD 12,000 divided into 100,000,000 (pre-2023 Reverse Share Split) common shares of USD 0.0001 (pre-2023 Reverse Share Split) par value each and 20,000,000 preference shares of USD 0.0001 par value each. On December 13, 2023, the Company effected a one-for-twenty reverse share split (the “2023 Reverse Share Split”) of the Company’s issued and outstanding common shares, resulting in a par value of USD 0.002 per common share. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2022 Reverse Share Split and 2023 Reverse Share Split.

The terms “dollar,” “USD” or “$“ refer to U.S. dollars and the term “Swiss Franc” and “CHF” refer to the legal currency of Switzerland.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information-D. Risk factors” in this Annual Report. These risks and uncertainties include factors relating to:

●	our operation as a drug development-stage company with limited operating history and a history of operating losses;

●	our need for substantial additional funding to continue the development of our RNA delivery platforms and product candidates before we can expect to become profitable from the out-licensing of our platform technology and products and the possibility that we may be unable to raise additional capital when needed;

●	the timing, scope, terms and conditions of a potential divestiture or partnering of the Company’s AM-125 development program in vertigo as well as the cash such transaction(s) may generate;

●	our dependence on the success of OligoPhore™, SemaPhore™, AM-401 and AM-411, which are still in preclinical development, and may eventually prove to be unsuccessful;

●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic;

●	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

●	our reliance on our current strategic relationship with Washington University and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

●	our reliance on third parties to conduct certain of our nonclinical studies and on third-party, single-source suppliers to supply certain key ingredients for our RNA delivery platforms or produce our product candidates;

●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

●	our ability to meet the continuing listing requirements of Nasdaq and remain listed on The Nasdaq Capital Market;

●	the chance that certain intangible assets related to our product candidates will be impaired; and

●	other risk factors discussed under “Item 3. Key Information-D. Risk factors”.

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

●	We are a drug development-stage company and have a limited operating history and a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

●	We expect that we will need substantial additional funding before we can expect to become profitable from the out-licensing of our RNA delivery platforms and product candidates. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our research and development programs.

●	The Company has incurred recurring losses and negative cash flows from operations since inception and it expects to generate losses from operations for the foreseeable future primarily due to research and development costs related to its RNA delivery platforms and product candidates. We expect our research and development expenses to remain significant as we continue to develop our RNA delivery platforms and advance or initiate the pre-clinical and clinical development of AM-401, AM-411 or any other product candidate. To the extent that we will be unable to generate sufficient cash proceeds from the planned divestiture or partnering of our AM-125 development program and from our 49% stake in our associated company Altamira Medica AG or other partnering activities, we will need to raise additional equity and debt financing that may not be available, if at all, at terms acceptable to the Company to fund future operations. As a result, the Company could be required to delay, scale back or abandon some or all of its research and development programs and other operations, which could materially harm the Company’s business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

●	We are working to reposition our Company around RNA delivery technology and to divest or partner our AM-125 development program. We cannot give any assurance that this repositioning will be successful and that we will be able to divest or partner our AM-125 business at attractive conditions and within a reasonable period of time.

●	Apart from the planned divestiture or partnering of the AM-125 program and potential revenues from our 49% stake in Altamira Medica, we depend entirely on the success of OligoPhore™, SemaPhore™, AM-401 and AM-411 which are still in preclinical development. If our development programs are unsuccessful or we are unable to out-license OligoPhore™, SemaPhore™, AM-401 or AM-411, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

●	Drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier in vitro or in vivo studies may not be predictive of future results in humans. In addition, clinical trials with our product candidates may be prolonged or delayed, and therefore we may be unable to out-license our RNA delivery platforms or product candidates on a timely basis or at all.

●	If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates, if any, we may need to abandon our development of such product candidates, or the commercial profile of any approved label may be limited, if any.

●	We may seek to form additional strategic alliances in the future with respect to our RNA delivery platforms and product candidates, and if we do not realize the benefits of such alliance, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

●	We rely on third parties to conduct certain of our nonclinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to out-license our RNA delivery platforms or our product candidates and our business could be substantially harmed.

●	We currently rely on third-party suppliers and other third parties for production of certain key ingredients for our RNA delivery platforms and our product candidates, and our dependence on these third parties may impair the advancement of our research and development programs and the development of our product candidates.

●	If we or our licensors are unable to obtain and maintain effective patent rights for our technologies, product candidates or any future product candidates, or if the scope of the patent rights obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

●	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

●	The price of our common shares may be volatile and may fluctuate due to factors beyond our control.

Risks Related to Our Business and Industry

Our product candidates are still in the development-stage and we have a limited operating history and a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

We are a biopharmaceutical company with our product candidates still in the development stage and a limited operating history. Since inception, we have incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 3.9 million, CHF 26.5 million, and CHF 17.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. The 2022 net loss included a one-time non-cash write-off of capitalized development expenditures for our AM-125 project in the amount of CHF 12.4 million based on the impairment test performed under IFRS. As of December 31, 2023, we had an accumulated deficit of CHF 18.0 million.

Our losses have resulted principally from expenses incurred in research and development of our product candidates, pre-clinical and clinical research and general and administrative expenses that are required for maintaining our business infrastructure and operating as a publicly listed company. Although we lowered our operating expenses significantly in 2023 in the context of our repositioning to become a provider of RNA delivery technology, we still expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our RNA delivery platforms and product candidates. We expect our total additional cash need in 2024 to be in the range of CHF 6.5 to 7.5 million.

To date, we have financed our operations through an initial public offering and follow-on offerings of our common shares, private placements of equity securities and short- and long-term loans.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we begin to generate meaningful revenues from the out-licensing of our RNA delivery platforms or product candidates or from income generated from our residual ownership in the Bentrio® business. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, expand our business and/or continue our operations.

We have never generated meaningful revenue from out-licensing our RNA delivery technology and may never be profitable.

Our ability to generate meaningful revenue and achieve profitability depends on our ability to successfully complete the development of OligoPhore™, SemaPhore™, AM-401 and AM-411 and out-license them. Our ability to generate future revenue from out-licensing depends heavily on our success in many areas, including but not limited to:

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

We may be unable to develop and out-license OligoPhore™, SemaPhore™, AM-401, AM-411 or any other product candidate, and, even if we do, may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a semiannual or annual basis. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, expand our business or continue our operations.

We expect that we will need substantial additional funding before we can expect to become profitable from out-licensing our RNA delivery platforms and product candidates, and there is substantial doubt about our ability to continue as a going concern. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our research and development programs.

We expect our research and development expenses to remain significant as we continue to develop our RNA delivery platforms and advance or initiate the pre-clinical and clinical development of AM-401, AM-411 or any other product candidate. We expect our total additional cash need in 2024 to be in the range of CHF 6.5 to 7.5 million. As of December 31, 2023, our cash and cash equivalents were CHF 0.6 million. Our assumptions may prove to be wrong, and we may have to use our capital resources sooner than we currently expect. To the extent that we will be unable to generate sufficient cash proceeds from the planned divestiture or partnering of our AM-125 development program and from our 49% stake in our associated company Altamira Medica AG or other partnering activities, we will need substantial additional financing to meet these funding requirements. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements included in this report have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. The board of directors will need to consider the interests of our creditors and take appropriate action to restructure the business if it appears that we are insolvent or likely to become insolvent. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our nonclinical testing and other related activities;

●	the cost of sourcing key ingredients for our RNA delivery programs and of manufacturing our product candidates and any products that we may develop;

●	the scope of the further development of our RNA delivery platforms and the number and characteristics of product candidates that we pursue;

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to continue the research and development program for our RNA delivery platforms and our product candidates AM-401 and AM-411. We also expect to continue to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our research and development programs, which could materially harm our business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

Until such time, if ever, as we can generate substantial out-licensing revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants, the divestiture or partnering of AM-125, revenues from our 49% stake in Altamira Medica, and license and development agreements in connection with any collaborations. We do not have any committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, our shareholders’ ownership interests will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect our shareholders’ rights as holders of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

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

We are working to reposition our company around RNA delivery technology and intend to divest or partner our AM-125 development program. We cannot give any assurance that this repositioning will be successful and that we will be able to divest or partner our AM-125 program at attractive conditions and within a reasonable period of time.

In June 2021 we acquired Trasir Therapeutics Inc. (“Trasir”) whose main asset is the proprietary peptide polyplex platform OligoPhore™ / SemaPhore™ that can engage any type of RNA in rapid self-assembly and is designed to allow for RNA delivery to extrahepatic tissues using systemic or local administration. We announced on that occasion our intention to strategically reposition the Company to focus on the development of RNA delivery technology while in the medium term evaluating opportunities to partner or divest our legacy assets. These included primarily our Bentrio® nasal spray for the protection against airborne allergens and viruses and AM-125 for the treatment of vertigo. On November 21, 2023 we completed the partial spin-off of our Bentrio® business through the sale of a 51% stake in the Company’s subsidiary Altamira Medica AG.

Any sale or partnering process is time consuming and requires substantial management time and attention, which may have an effect on our business and results of operations.

Valuation of assets in one or several partial divestiture or partnering transactions depends on a variety of factors such as the valuation of comparable assets, interest for the type of assets and conditions on capital markets. We can provide no assurances that we will successfully sell or partner our AM-125 development program, or that we will do so in accordance with our expected timeline. Additionally, any decisions made regarding our deployment or use of any sales or out-licensing proceeds we receive in any sale or partnering transaction involves risks and uncertainties. As a result, our decisions with respect to such proceeds may not lead to increased long-term shareholder value. If a sale or the out-licensing of the AM-125 development program at what we consider to be a reasonable price is not available, we may decide to cease efforts to divest or partner the AM-125 development program.

Cyber-attacks or other failures in telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations.

We and certain of our collaborators depend on information technology and telecommunications systems for significant aspects of operations. These information technology and telecommunications systems support a variety of functions, including project management, preclinical and clinical study management, accounting and finance as well as other general and administrative activities. Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. If we are subjected to one or more cyber-attacks or security breaches, we would suffer financial loss. Furthermore, as use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication and make us even more at risk. These threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on business.

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

We have invested a significant portion of our efforts and financial resources in the acquisition and development of OligoPhore™, SemaPhore™ and AM-401 and AM-411, which are still in preclinical development. Our ability to generate product revenues from the out-licensing of these RNA delivery platforms and drug product candidates, will depend heavily on successful development, obtaining regulatory approval or clearance and eventual commercialization of these product candidates. The success of AM-401 or AM-411 and our other product candidates will depend on several factors, including the following:

●	completing nonclinical studies that demonstrate the efficacy and safety of our product candidates;

●	receiving IND or equivalent regulatory clearance from competent regulatory authorities for clinical testing;

●	acceptance of our RNA delivery platforms and drug product candidates by potential collaboration partners or licensees;

●	competing effectively with other platform technologies or therapeutics; and

●	qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully out-license OligoPhore™ / SemaPhore™, AM-401 or AM-411, which would materially adversely affect our business, financial condition and results of operations.

Drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier in vitro and in vivo studies may not be predictive of future results in humans. In addition, clinical trials with our product candidates may be prolonged or delayed, and therefore we may be unable to out-license our RNA delivery platforms or product candidates on a timely basis or at all.

To obtain the requisite regulatory approvals or clearance to test any of our product candidates in humans, we must demonstrate through extensive pre-clinical studies that our products are likely to be safe and effective in humans. The results of pre-clinical studies of our product candidates may not be predictive of the results of future clinical trials in humans. For example, positive results generated to date in pre-clinical studies for our product candidates do not ensure that clinical trials will demonstrate similar results. A number of companies in the biopharmaceutical industry have suffered significant setbacks in early-stage clinical trials due to adverse safety profiles, notwithstanding promising results in pre-clinical studies.

We may decide to seek out-licensing partners for our RNA delivery platforms or product candidates after obtaining regulatory approvals or clearance for testing them in humans or only after conducting one or several early stage clinical trials. If we decide to conduct clinical trials, we will need to ensure that they are conducted in accordance with FDA, EMA and comparable foreign regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our RNA delivery platforms or product candidates produced under applicable current good manufacturing practices (cGMP) and other requirements. We depend on medical institutions and clinical research organizations, or CROs, to conduct our clinical trials in compliance with current good clinical practice, or cGCP, standards. To the extent the CROs fail to enroll participants for our clinical trials, fail to conduct the trials to cGCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.

The completion of clinical trials may be delayed, suspended or terminated as a result of many factors, including but not limited to:

●	the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

●	delays or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

●	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;

●	negative or inconclusive results, which may require us to conduct additional pre-clinical or clinical trials or to abandon projects that we expect to be promising;

●	safety or tolerability concerns could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

●	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;

●	lower than anticipated retention rates of patients and volunteers in clinical trials;

●	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a trial;

●	delays relating to adding new clinical trial sites;

●	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

●	errors in survey design, data collection and translation;

●	delays in establishing the appropriate dosage levels;

●	the quality or stability of the product candidate falling below acceptable standards;

●	the inability to produce or obtain sufficient quantities of the RNA delivery platform component or product candidate to complete clinical trials; and

●	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials.

Our product development costs will increase if we experience delays in pre-clinical testing and clinical trials or if we are required to conduct additional studies or trials or other testing beyond the studies, trials and testing that we currently contemplate or conduct and we may be required to obtain additional funds to complete such additional studies and trials. We cannot assure you that our pre-clinical studies or clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our studies or trials after they have begun. Significant study or trial delays also could shorten any periods during which we or potential licensees of ours may have the exclusive right to commercialize our product candidates or to use our RNA delivery platforms for their own product candidates or allow competitors to bring products to market before our potential licensees do or shorten any periods during which our potential licensees have the exclusive right to commercialize our product candidates or use our RNA delivery platforms for their own product candidates, which may harm our business and results of operations.

If serious adverse, undesirable or unacceptable side effects are identified during the development of our RNA delivery platforms or product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

If our RNA delivery platforms or product candidates are associated with serious adverse, undesirable or unacceptable side effects, we or our potential licensees may need to abandon their development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in pre-clinical or early-stage testing have later been found to cause side effects that restricted their use and prevented further development of the compound for larger indications.

Additionally, if one or more of our product candidates or potential licensee’s product candidates incorporating one of our RNA delivery platforms receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw approvals of such product;

●	regulatory authorities may require additional warnings on the label;

●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

●	we or our potential licensees could be sued and held liable for harm caused to patients; and

●	our reputation and interest from the biopharmaceutical industry in our RNA delivery platforms or product candidates may suffer.

Any of these events could prevent us or our potential licensees from achieving or maintaining market acceptance of the particular product candidate, if approved, or of our RNA delivery technology and could significantly harm our business, results of operations and prospects.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable assets for out-licensing and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry our business, financial condition and results of operations could be materially adversely affected.

Risks Related to Commercialization of Our Products and Product Candidates

We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

The biopharmaceutical industry is highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to discover product candidates, develop and to out-license them successfully. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, specialty pharmaceutical companies and biopharmaceutical companies, academic institutions, government agencies and other private and public research institutions in Europe, the United States and other jurisdictions. These organizations may have significantly greater resources than we do and conduct similar research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and marketing of products that compete with our product candidates.

Risks Related to Our Reliance on Third Parties

If we fail to maintain our current strategic relationship with Washington University, our business, commercialization prospects and financial condition may be materially adversely affected.

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

We may seek to form additional strategic alliances in the future with respect to our RNA delivery platforms and drug product candidates, and if we do not realize the benefits of such alliance, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

The development programs for our RNA delivery platforms and product candidates will require substantial additional cash to fund expenses and may require expertise, such as strategic business development expertise, which we do not currently possess. For example, we currently do not intend to continue the development of our AM-401 and AM-411 product candidates beyond the clearance by regulatory agencies for testing in humans or phase 1 clinical trials. Therefore, in addition to our relationship with WU, we may decide to enter into strategic alliances, or create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development of those product candidates or out-license rights to third parties to use our RNA delivery platform for the development of their own drug products.

We face significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate and document. Any delays in entering into new strategic partnership agreements related to our RNA delivery platforms or product candidates could delay their further development and reduce their competitiveness. We may also be restricted under existing and future collaboration agreements from entering into strategic partnerships or collaboration agreements on certain terms with other potential collaborators. We may not be able to negotiate collaborations on acceptable terms, or at all, for any of our existing or future RNA delivery platforms and product candidates because the potential partner may consider that our research and development pipeline is insufficiently developed to justify a collaborative effort, or that our product candidates and programs do not have the requisite potential to demonstrate safety and efficacy in the target population. If we are unsuccessful in establishing and maintaining a collaboration with respect to a particular RNA delivery platform or product candidate, we may have to curtail the development of that RNA delivery platform or product candidate, reduce the scope of or delay its development program or one or more of our other development programs, delay its potential commercialization, or increase our expenditures and undertake development or commercialization activities at our own expense for which we have not budgeted. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we will not be able to out-license our RNA delivery programs or product candidates to market and generate licensing revenue. Even if we are successful in establishing a new strategic partnership or entering into a collaboration agreement, we cannot be certain that, following such a strategic transaction or license, we will be able to progress the development of the applicable RNA delivery platforms or product candidates as envisaged, or that we will achieve the revenues that would justify such transaction.

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

We currently rely on single-source third-party suppliers and other third parties for the sourcing of certain ingredients and the manufacturing of key components for our RNA delivery platforms and of our drug product candidates and our dependence on these third parties may impair the advancement of our research and development programs.

We currently rely on and expect to continue to rely on third parties, for the manufacturing and supply of chemical compounds for preclinical studies and future clinical trials of our RNA delivery platforms and product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of our RNA delivery platforms and any of our drug product candidates Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with applicable laws, regulations and cGMP standards and other laws and regulations, such as those related to environmental health and safety matters.

We currently procure the peptide, the siRNA and certain other ingredients for our RNA delivery platform and AM-401 and AM-411 as well as formulated intermediate products and final products from single-source suppliers. Although we believe that there are alternate sources of supply that could satisfy our requirements, and we have performed some preliminary investigations to assess this availability, we cannot assure you that identifying alternate sources and establishing relationships with such sources would not result in significant delay in the development or out-licensing of our RNA delivery programs or drug product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all. A delay in the development of our RNA delivery platforms or drug product candidates, or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

Risks Related to Intellectual Property

If we or our licensors are unable to obtain and maintain effective patent rights for our RNA delivery platforms, drug product candidates or any future product candidates, or if the scope of the patent rights obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

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

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. We cannot be certain that we were the first to file any patent application related to our RNA delivery platforms or product candidates, or whether we were the first to make the inventions claimed in our owned patents or pending patent applications, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our RNA delivery platforms or product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated, which could allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or out-licensing intellectual property rights without infringing third party patent rights. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for commercial products or drug product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

We have filed or intend to file several patent applications covering various aspects of our RNA delivery platform and product candidates. We cannot offer any assurances about whether the patent will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be challenged by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of our RNA delivery platforms or any drug product candidates that we may develop through out-licensing.

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

While patent term extensions under the Hatch-Waxman Act in the United States and under supplementary protection certificates in Europe may be available to extend the patent exclusivity term for our RNA delivery platforms and product candidates, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. In addition, upon issuance in the United States any patent term can be adjusted based on certain delays caused by the applicant(s) or the U.S. Patent and Trademark Office, or USPTO. For example, a patent term can be reduced based on certain delays caused by the patent applicant during patent prosecution.

While in the United States there is a possibility of obtaining market protection independent from any patent protection for up to three and five years from approval, and in the European Union one may obtain data exclusivity of eight years from approval with an additional two years of market exclusivity (which can potentially be extended by one year), there is no assurance that we can obtain such data exclusivity and market protection with respect to our RNA delivery platforms, AM-401, AM-411, or any of our other drug product candidates. Our issued patents and pending patent applications are expected to expire for our RNA delivery platforms in 2034, for AM-401 in 2034 and 2043, and for AM-411 in 2034, prior to any patent term extensions to which we may be entitled under applicable laws.

If we are unable to maintain effective proprietary rights for our RNA delivery platforms, drug product candidates or any future drug product candidates, we may not be able to compete effectively in our markets.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our RNA delivery platform and product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

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

Our commercial success depends in part on our ability to develop, manufacture, and out-license our RNA delivery platforms or drug product candidates and use our proprietary technology without alleged or actual infringement, misappropriation, or other violation of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, and reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S.- and foreign-issued patents and pending patent applications, which are owned by third parties, exist in the fields for which we are developing our RNA delivery platforms and product candidates. Some claimants may have substantially greater resources than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our RNA delivery programs and drug product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods of treatment related to the use or manufacture of our RNA delivery platforms or product candidates. Although we generally conduct certain freedom to operate search and review with respect to our RNA delivery platforms and product candidates, we cannot guarantee that any of our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the United States and abroad that is relevant or necessary to the development and out-licensing of our RNA delivery platforms or product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our RNA delivery platforms or product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our RNA delivery platforms or product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to out-license such RNA delivery platform or product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture, or methods of use, the holders of any such patents may be able to block our ability to develop and out-license the applicable RNA delivery platform or product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and out-license one or more of our RNA delivery platforms or product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

If we fail to comply with the obligations in our Exclusive License Agreement with WU, we could lose intellectual property rights that are important to our AM-401 and AM-411 drug product candidates and further potential drug product candidates.

Our Exclusive License Agreement with WU imposes various development, milestone payment, royalty, and other obligations on us. If we fail to comply with our obligations under the agreement and fail to cure such breach, or we are subject to a bankruptcy, WU has the right to terminate the agreement, in which event we would not be able to develop or market our RNA delivery platforms, AM-401 or AM-411 or any future drug product candidates covered by the license.

In particular, we are required to use commercially reasonable efforts to meet the following development milestones: a) to file an IND application (or regulatory equivalent in foreign jurisdiction) by June 30, 2024, b) to complete a Phase 1 clinical trial 3.5 years after achieving the first milestone, and c) to complete a Phase 2 clinical trial four years after achieving the second milestone. We may elect to extend each of these milestones once by a period of twelve months, and second time by a period of an additional twelve months, by paying WU a nonrefundable fee in the amount of $50,000 for the first extension and $100,000 for the second extension.

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

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to continue our research programs, license necessary technology from third parties, or enter into out-licensing agreement. We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

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

The loss of key managers, senior scientists or advisors could delay our research and development activities. Laws and regulations on executive compensation, including legislation in Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In addition, the competition for qualified personnel in the biopharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

Risks Related to Our Common Shares

The price of our common shares may continue to be volatile and may fluctuate due to factors beyond our control.

The share price of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. For example, during the last year, our common shares have traded as high as $119.40 in January 2023 and as low as $1.88 in November 2023. The market price of our common shares may fluctuate significantly in the future due to a variety of factors, including:

●	commencement and enrollment of and delays in clinical trials and positive or negative results of testing and clinical trials by us, strategic partners, or competitors;

●	delays in executing on our plans to reposition the Company around RNA delivery technology and to divest or partner our AM-125 development program;

●	technological innovations or commercial product introductions by us or competitors;

●	changes in government regulations;

●	adverse developments concerning our suppliers or manufacturers;

●	developments concerning proprietary rights, including patents and litigation matters;

●	public concern relating to the commercial value or safety of any of our product candidates;

●	financing or other corporate transactions;

●	general market conditions in the biopharmaceutical industry or in the economy as a whole;

●	our ability to maintain the listing of our common shares on Nasdaq; or

●	other events and factors beyond our control.

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

On multiple occasions in recent years, we failed to maintain compliance with the minimum bid price requirement. To address that non-compliance, on March 13, 2018, we effected the Merger, pursuant to which we effected a “reverse share split” at a ratio of 10-for-1, and on each of May 1, 2019, October 25, 2022, and December 13, 2023 we effected a “reverse share split” at a ratio of 20-for-1. In 2020, we regained compliance as our share price increased. Additionally, on January 11, 2018, we received a letter from Nasdaq indicating that we were not in compliance with Nasdaq’s market value of listed securities requirement. As a result of the July 2018 Registered Offering, we resolved the non-compliance with the market value of listed securities requirement by complying with Nasdaq’s minimum equity standard. On May 25, 2023 we received a letter from Nasdaq indicating that we were no longer in compliance with Nasdaq’s minimum shareholders’ equity requirement. On November 21, 2023 we regained compliance, which will need to be confirmed with the filing of the 2023 Annual Report. However, there can be no assurance that we will be able to successfully maintain compliance with the several Nasdaq continued listing requirements.

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

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Additionally, as of the date of this Annual Report we have warrants outstanding, which are exercisable for an aggregate of 759,167 common shares at a weighted average exercise price of $15.59 per share, options which are exercisable for an aggregate of 145,324 common shares at a weighted average exercise price of $22.17 per share, an equity commitment to sell up to $10.0 million of additional common shares to Lincoln Park Capital Fund, LLC (“LPC”) pursuant to the commitment purchase agreement we entered into on December 5, 2022 with LPC (the “2022 LPC Purchase Agreement”), less an aggregate of $1,185,800 of common shares that have been sold through March 29, 2024 under such agreement. Under an at-the-market offering program pursuant to the sales agreement we entered into with H.C. Wainwright & Co. (“HCW”) on January, 2024 (the “HCW Sales Agreement”) we sold an aggregate of $1.66 million of common shares through March 29, 2024, and we may seek to register additional common shares for sale under such agreement, subject to the volume limitations under Instruction I.B.5 of Form F-3. We have also filed registration statements to register the resale of the common shares underlying the warrants that we have offered and sold in unregistered transactions, the common shares that are sold to LPC and the common shares and other equity securities that we have issued under our prior equity incentive plans or may issue under our omnibus equity compensation plan. These common shares may be freely sold in the public market upon issuance, subject to certain limitations applicable to affiliates. In addition, we have filed a registration statement covering the issuance and sale by us of up to $79 million of common shares, debt securities, warrants, purchase contracts, units and common shares, including shares sold and which may be sold under the HCW Sales Agreement. We may issue such securities, including our common shares and warrants to purchase common shares, at any time and from time to time subject to the limitations set forth in General Instruction I.B.5 of Form F-3. If a large number of our common shares and/or warrants to purchase common shares are sold in the public market, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

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

Management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2022 and 2023, due to material weaknesses identified in Item 15, “Controls and Procedures,” of this Annual Report. The Company did not maintain controls to execute the criteria established in the COSO Framework for the control environment, risk assessment, control activities, information and communication, and monitoring components, which resulted in control deficiencies that constitute material weaknesses, either individually or in the aggregate, within each component of the COSO Framework. This was due to the lack of sufficient resources to execute control activities which contributed to the potential for there to have been material errors in our financial statements in addition to the material misstatement that occurred in our interim reporting for the period ended June 30, 2022.

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

We are a Bermuda exempted company. As a result, the rights of holders of our common shares are governed by Bermuda law and our memorandum of continuance (the “Memorandum of Continuance”) and Bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. All of our executive officers and all of our directors referred to in this Annual Report are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company Overview

We are a preclinical-stage biopharmaceutical company developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (OligoPhore™ / SemaPhore™ platforms). We currently have two flagship siRNA programs using our proprietary delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. The versatile delivery platform is also suited for mRNA and other RNA modalities and made available to pharma or biotech companies through out-licensing. In 2023 we took a first step to reposition our company around the RNA delivery business by spinning off a 51% stake in Altamira Medica AG, which manufactures and markets Bentrio®, an OTC nasal spray for allergic rhinitis. We thus continue to hold a 49% stake in the Bentrio® business (with additional economic rights). Further, we have announced our intention to partner / divest also our AM-125 program, a nasal spray for vertigo (post Phase 2), as well as our early- to late-stage clinical development programs in tinnitus and hearing loss.

OligoPhore™ / SemaPhore™ platforms

In June 2021 we acquired Trasir Therapeutics, Inc., a Delaware corporation (“Trasir”), through which we entered the field of RNA delivery technology. Trasir’s core technology is the proprietary peptide polyplex platform OligoPhore™ and its equivalent SemaPhore™ that can engage any type of short interfering RNA (siRNA) or messenger RNA (mRNA), respectively, in rapid self-assembly. The technology is designed to allow for systemic or local delivery of RNA payloads with efficient cellular uptake and extensive endosomal release. Importantly, it enables delivery to target tissues outside the liver, creating the potential for developing RNA-based therapies for a range of indications with substantial unmet need. In various murine models of disease, OligoPhore™ and SemaPhore™ have been shown to protect the RNA payload (siRNA and/or mRNA) from degradation in the circulation, while enabling pH-dependent nucleotide endosomal escape and cytoplasmic delivery.

AM-401

In July 2021 we announced the selection of KRAS driven cancer as the first therapeutic indication for our OligoPhore™ oligonucleotide delivery platform. The therapeutic objective for AM-401 is to slow down KRAS driven tumor cell proliferation or to stop it altogether by delivering siRNA specifically inside tumor cells for gene knock down. The siRNA is targeting different KRAS mutations (polyKRASmut). In January 2024 we announced that in vitro data confirmed the ability of polyKRASmut siRNA to knock down a broad range of KRAS mutations in cancer cell lines. These mutations include G12C, G12V, G12D, G12R, G12A, and A146T, which account for 90.9% of KRAS mutations reported in pancreatic ductal adenocarcinoma (PDAC), 65.3% in colorectal cancer (CRC) and 80.0% in non-small cell lung cancer (NSCLC). We aim to advance the AM-401 program through preclinical studies with the objective of filing for an IND in 2025. In this context, we initiated various development work relating to the peptide and siRNA components of AM-401.

AM-411

In July 2022 we announced the initiation of AM-411, our second development project for an RNA therapeutic based on the OligoPhore™ delivery platform. AM-411 seeks to treat rheumatoid arthritis (RA) by targeting siRNA at p65, one of the main transcriptional regulators of the NF-kB pathway and a key checkpoint in RA inflammation. We aim to advance the AM-411 program through preclinical studies with the objective of filing for an IND in 2025.

AM-125

We have been developing AM-125 as a reformulation of betahistine for intranasal treatment of vertigo (acute vestibular syndrome; AVS). We started the program in February 2017 through the purchase of various assets related to betahistine dihydrochloride in a spray formulation from Otifex Therapeutics. In 2019 we initiated the “TRAVERS” Phase 2 trial to evaluate the safety and efficacy of AM-125 in 124 patients suffering from AVS following surgery. In June 2022 we reported top-line results from the trial showing good tolerability and a dose- and time-dependent improvement in balance and signs and symptoms of vestibular dysfunction. In parallel to the clinical development, we have been conducting various preclinical studies with AM-125 and working on the analytical and process development for the manufacturing of the drug product. The FDA cleared our IND application in June 2023 which will allow for the conduct of clinical trials in the U.S. In the context of our strategic transition to become a company focused on RNA delivery technology, we intend to out-license or sell the AM-125 program.

Bentrio® (AM-301)

In September 2020 we initiated the development of AM-301, a drug-free nasal spray for protection against airborne viruses and allergens, through our new subsidiary Altamira Medica AG. Following formulation development, we tested AM-301 first in vitro in a series of experiments using reconstituted human nasal epithelia. Our clinical development in allergic rhinitis comprised four trials: one study each with controlled exposure to grass pollen for 4 hours and to house dust mites for 3 hours (both with 36 patients), one study on the distribution and residence time of AM-301 within the nasal cavity (8 healthy volunteers), and one study with environmental exposure to seasonal allergens for two weeks (NASAR trial; 100 patients). The two challenge studies were completed in 2021 and 2022 and showed good tolerability and protective effects of AM-301 for 3-4 hours; the extended nasal residence time of the formulation within the nasal cavity was confirmed in the trial with human volunteers. The NASAR trial demonstrated a statistically significant and clinically relevant improvement in nasal symptoms and health related quality of life in seasonal allergic rhinitis (SAR) and was also superior in efficacy outcomes to saline nasal spray, the current standard of care in drug free treatments for SAR. In viral infection, we conducted a trial in patients suffering from acute COVID-19 in 2022; top-line results were presented as inconclusive in early 2023.

In the context of our decision to reposition our company around the RNA delivery business, we sold in November 2023 51% of the share capital of Altamira Medica to a Swiss private equity investor. We retained 49% of the company’s share capital and will be entitled to receive 25% of Altamira Medica’s future gross licensing income.

Since Bentrio® does not contain any active substance, it is regulated and marketed as an “over-the-counter” (OTC) medical device. In June 2022 the U.S. Food and Drug Administration (FDA) cleared Bentrio® under a 510(k) as a Class II device for the intended use of promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens. Bentrio® is marketed primarily through distributors; Altamira Medica is planning to partner the product for the US and other key markets with one or several well-established providers of OTC consumer health products.

Other inner ear legacy drug development programs

We have been developing Keyzilen®, Esketamine gel for injection, for the treatment of acute inner ear tinnitus. Esketamine is a potent, small molecule non-competitive NMDA receptor antagonist. Keyzilen® is formulated in a biocompatible gel and delivered via intratympanic injection. It demonstrated a favorable safety profile and positive effect on PROs associated with tinnitus in two Phase 2 clinical trials. In two Phase 3 clinical trials (TACTT2 and TACTT3), we were unable to confirm the efficacy of Keyzilen® as both of them did not meet their primary efficacy endpoints. Based on the analysis of these outcomes, we have designed a pivotal Phase 2/3 trial for Keyzilen® in two stages to reaffirm the compound’s efficacy in the treatment of acute tinnitus and provide confirmatory efficacy data to support a filing for marketing authorization. In September 2019, we announced that we have obtained advice on the development plan and regulatory pathway from the U.S. Food and Drug Administration (“FDA”) in the context of a Type C meeting and from the European Medicines Agency (“EMA”) in the context of a Scientific Advice procedure for Keyzilen®. As part of our strategic repositioning, we aim to divest or partner the Keyzilen® program as well as some early preclinical stage tinnitus development programs.

We also have been developing Sonsuvi® for acute inner ear hearing loss. In a Phase 2 clinical trial, AM-111 showed a favorable safety profile. Furthermore, in patients with severe to profound ASNHL, we observed a clinically relevant improvement in hearing threshold, speech discrimination and a higher rate of complete tinnitus remission compared with placebo. In November 2017, we announced that the HEALOS Phase 3 clinical trial that investigated Sonsuvi® in the treatment of acute inner ear hearing loss did not meet the primary efficacy endpoint. However, a post-hoc analysis of the subpopulation with profound acute hearing loss (PTA ≥ 90 dB at baseline in accordance with a commonly used classification of hearing loss severity) revealed a clinically meaningful and nominally significant improvement in the Sonsuvi® 0.4 mg/mL treatment.

Based on the HEALOS results, we have designed a new pivotal trial with AM-111 0.4 mg/mL in patients suffering from acute profound hearing loss and discussed with the FDA and its European counterpart EMA. Through a Protocol Assistance procedure the EMA endorsed the proposed trial design, choice of efficacy and safety endpoints, as well as the statistical methodology. In a Type C meeting with written responses, the proposed choice of primary and secondary efficacy endpoints, the safety endpoints, as well as the planned sample size and statistical methodology were also endorsed by the FDA. In the context of our strategic repositioning, we aim to divest or partner the Keyzilen® and Sonsuvi® program.

Capital expenditure

Our actual capital expenditures for the years ended December 31, 2023, 2022 and 2021 amounted to CHF 0.0 million, CHF 2.1 million and CHF 6.7 million, respectively. Our capital expenditures were primarily related to intangible assets (capitalized expenditures in 2022 and 2021) created as part of the AM-125 development program (mainly in Switzerland and Australia) and to the upfront and milestone payments for the acquisition of Trasir (2021).

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

The key elements of our strategy are:

●	Demonstrate preclinical and clinical proof of concept with OligoPhore™ in two lead indications. Based on positive results obtained with Oligophore™ delivering various siRNA payloads in more than ten different murine disease models, we have selected two therapeutic targets as the first indications in which we will seek to demonstrate early clinical proof of concept. With project AM-401 we are targeting KRAS driven cancer such as colorectal cancer or pancreatic cancer, and with project AM-411 we are targeting rheumatoid arthritis. There is a high unmet medical need for both of these indications.

●	Leverage OligoPhore™ / SemaPhore™ platform through partnering. Considering the suitability of our peptide polyplex platform for multiple therapeutic indications especially in oncology and inflammatory / autoimmune diseases but also elsewhere, and for various types of nucleotides, we aim to leverage the platform through collaborations with other biopharmaceutical companies and the out-licensing of technology for specific indications (including projects AM-401 and AM-411). In this way, we intend to become a delivery platform company.

●	Focus activities on RNA delivery technology by divesting or partnering our non-RNA businesses. As we aim to expand our activities in RNA delivery technology, we intend to dedicate our full resources and management focus on them. In a first step, we have divested a 51% stake in our Bentrio® business in 2023. We intend to divest or partner the remaining legacy assets in 2024. Any proceeds from divestiture or partnering shall be applied to growing the activities in RNA delivery technology.

Delivering RNA therapeutics to extrahepatic tissues

OligoPhore™ and SemaPhore™ are versatile platforms for delivery of oligonucleotides such as siRNA (small interfering ribonucleic acid) or mRNA (messenger RNA) into target cells. Using the same technology, OligoPhore™ designates the platform for oligonucleotides, whereas SemaPhore™ designates the platform for mRNA. It is based on a proprietary 21 amino acid peptide that can engage any type of RNA in rapid self-assembly into a polyplex. The polyplex has a size, charge, and other physical features that allows escaping hepatic sequestration while increasing circulation time clearance, thus allowing the polyplex to reach other target tissues than the liver. OligoPhore™ / SemaPhore™ protect the RNA payload from degradation in the circulation and allow for rapid cellular uptake, while enabling pH-dependent nucleotide maximal endosomal escape and cytoplasmic delivery.

Effective delivery and positive treatment outcomes have been demonstrated with OligoPhore™ in more than 10 diverse murine models of disease for cancer, cardiovascular, metabolic and rheumatological targets in the NF-κB family, various members of the ETS transcription factor family, and targets in the JNK and TAM pathways. With SemaPhore™, positive results have been demonstrated so far in five different murine disease models in osteoarthritis (WNT16 and DNMT3B as targets), atherosclerosis (p27Kip1), aortic aneurysm (SOD2) and tumor microenvironment (ZBTB46). All of these results have been published in peer-reviewed journals or presented at scientific conferences.

The polyplex formulations are formed as the peptide carrier condenses nucleic acids by mixing at a pre-defined ratio. The interaction between RNA sequence and peptide is initially electrostatic, but importantly an exothermic process of strong hydrogen bonding takes place between the histidines and nucleic acids to markedly stabilize the polyplex. A coating of albumin or hyaluronic acid is used to further stabilize the system. Once the polyplex is formed it can be injected intravenously or intraperitoneally, or by any other route that reaches the circulation, or it may be applied locally. The polyplex readily escapes leaky vasculature, a feature of various pathologies, and is taken up avidly by cells that are capable of macropinocytosis such as cancer cells or macrophages. However, we also have transfected endothelium, smooth muscle, and other cell types. Once in the endosome, the natural process of acidification disassembles the polyplex. The released peptide interacts with the endosomal membrane to permeabilize it and promotes the release of the RNA payload into the cytoplasm. The peptide is then diluted quickly and broken down, causing no unintended damage to the cell membrane itself.

In July 2021 we announced the selection of KRAS driven cancer as the first and in July 2022 the selection of rheumatoid arthritis as the second therapeutic indication for our OligoPhore™ oligonucleotide delivery platform (AM-401 and AM-411). We aim to advance the AM-401 and AM-411 programs through preclinical studies with the objective of filing for an IND in 2025. In parallel, we will seek to leverage the OligoPhore™ and SemaPhore™ platforms through collaborations with other biopharmaceutical companies and the out-licensing of technology for specific indications.

Market for RNA therapeutics

RNA therapeutics is a rapidly emerging field of human medicine that has the potential to change the standard of care for many diseases and target previously undruggable pathways. Traditional small molecule drugs target active sites of proteins so as to inhibit or alter their function; however, only ∼1.5% of the human genome encodes proteins (Damase et al., 2021), and only 10–14% of proteins have active binding sites that are “druggable” targets for small molecules (Hopkins and Groom, 2002). Thus the “druggable” targets for small molecule therapies are limited. This limitation was addressed in part by recombinant protein technology which has become a significant share of the pharmaceutical market (Damase et al., 2021). However, recombinant proteins have limitations as drugs, particularly due to size and stability issues. By contrast, nucleic-acid based strategies avoid many of these limitations as they make use of the translational machinery of the human cell.

RNA therapeutics comprise four broad categories: aptamers, antisense oligonucleotides (ASOs), RNA interference (RNAi) and messenger RNA (mRNA). Aptamers are oligonucleotides that bind to specific target molecules to inhibit signal transduction. ASOs are oligonucleotides that target mRNA to alter gene expression, whereas RNAi (short interfering RNA or siRNA and micro RNA or miRNA) promote the degradation of specific mRNA molecules. MRNA, on the other hand, promotes protein expression either to compensate for a defective gene / protein or to produce a protein to induce a therapeutic response. Regardless of the type of RNA therapeutic, delivery into target cells and tissues has proved to be a major challenge as RNA is inherently unstable and tends to show poor cellular uptake. Various delivery technologies have been developed to address these challenges, including the use of nanocarriers or bioconjugates for targeted delivery. While there has been substantial progress with delivery of RNA therapeutics to the liver, other target tissues and organs have remained difficult to reach.

In 1998, the FDA approved the first ASO based therapeutic and in 2018 the first siRNA therapeutic. Further approvals have followed, and there is a growing number of RNA therapeutics in clinical development. With the rapid development of vaccines against COVID-19, which use mRNA to instruct muscle cells to produce the non-infectious SARS-CoV-2 spike protein to induce specific neutralizing antibodies, some key advantages of RNA-based therapeutics such as rapid design and scale-up in manufacturing have been highlighted. According to a recent report published by Allied Market Research the global market for RNA therapeutics (RNAi and ASOs) reached $4.9 billion in 2021 and is expected to grow to $25.1 billion in 2030. In another recent report by Research and Markets, it is estimated that the global market for mRNA therapeutics should grow from $46.7 billion in 2021 to $101.3 billion by 2026.

Our Product Candidates

OligoPhore and SemaPhore RNA delivery platforms

RNA-based therapies are currently one of the most promising fields in medical research. We believe that the use of RNA therapeutics – be it siRNA, mRNA or other types – to control the expression of disease-relevant genes holds great promise. By engaging targets that are otherwise ‘undruggable’ by small molecules and proteins, whole new avenues are expected to open with RNA therapeutics for treating intractable diseases. There exist various carriers for delivering nucleic acids into cells, such as viral-based vectors, lipid nanoparticles (LNPs), and ligand conjugates. Although each of these systems exhibits promising features, robust nucleic acid delivery remains the key rate-limiting step for unlocking the full potential of RNA therapeutics. So far, most RNA therapeutics have been directed at the liver using delivery platforms based on lipid nanoparticles (LNPs) or GalNAc-conjugates. In contrast, delivery to non-liver (that is extrahepatic) tissues has been largely elusive so far.

Our solutions – OligoPhore and SemaPhore

Our OligoPhore™ / SemaPhore™ technology is a highly versatile platform that allows for delivery of nucleic acids into cells, notably into non-liver tissues, using systemic or local administration. We are developing OligoPhore™ / SemaPhore™ as versatile platforms for delivery of nucleic acid payloads such as siRNA (small interfering ribonucleic acid) or mRNA (messenger ribonucleic acid) into target cells, using systemic or local administration.

OligoPhore™ / SemaPhore™ are based on a proprietary 21 amino acid peptide that rapidly condenses nucleic acids into a polyplex. The polyplex has a size, charge, and other physical features that allow it to escape hepatic sequestration and systemic clearance and thus to reach other target tissues than the liver. It readily escapes the leaky vasculature, a feature of various pathologies, and is taken up avidly by cells that are capable of macropinocytosis (“cell drinking”), such as cancer cells or macrophages. However, OligoPhore™ / SemaPhore™ polyplexes have also been shown to transfect endothelial cells, smooth muscle cells, and other cell types.

Once in the endosome, the natural process of acidification disassembles the polyplex. The released peptide interacts with the endosomal membrane to permeabilize it and release the RNA into the cytoplasm.

The technology has the following main features:

●	Stability: siRNA is complexed and protected from degradation in a nanoparticle polyplex, and it is only released inside of cells after endosomal uptake and not in the circulation

●	Extrahepatic delivery: the nanoparticle is not sequestered in liver, but will readily permeate inflamed pathological tissues, delivering the payload to the target tissue

●	Endosomal escape: we have co-opted the natural cellular process of endosomal acidification to disassemble the polyplex, which is followed by maximal release of siRNA into the cytoplasm

●	Selectivity: the polyplex silences molecular targets in diseased tissues only

●	Safety: no cellular or adaptive immune response to nanoparticle components or siRNA after multiple serial doses, and no organ toxicities observed in mice after serial dosing

The OligoPhore™ / SemaPhore™ technology has been extensively and successfully tested with various siRNA and mRNA sequences in over 15 disease models in mice and there have been over 30 peer reviewed scientific publications describing the technology and its applications. We are aiming to license the technology to companies in the biopharmaceutical industry for use with their own RNA molecules, providing support for the formulation and process development steps.

AM-401 in KRAS driven cancers

KRAS driven cancers

The KRAS gene encodes the Kras protein which controls cell growth, cell maturation, and cell death. Through mutations, the Ras proteins can be rendered persistently active, causing cancer cells to proliferate and spread in the body. Mutations of KRAS are associated with poor prognosis in several cancers, and there is a substantial body of evidence supporting the role of KRAS in the initiation and maintenance of cancer. As described by Herdeis and colleagues in a 2021 publication in the journal Current Opinion in Structural Biology, mutated forms of KRAS are found in one-fifth of all human cancers, including 32% of non-small-cell lung cancers (NSCLCs), 40% of colorectal cancers (CRCs) and 85–90% of pancreatic cancers. According to the American Cancer Society, overall, almost 150,000 new cases of KRAS mutated tumors are diagnosed in the United States alone across these three tumor types each year. It has been estimated that mutations in KRAS alone account for approximately one million deaths per year worldwide (Simanshu et al., 2017).

Since the original discovery of KRAS as an oncogene in 1982, there have been intense efforts to develop a targeted therapeutic for KRAS mutant cancers. Although the role of KRAS mutations in cancer has been known for decades, they have remained a challenging target for therapeutic interventions. KRAS was long considered undruggable, in part because its surface lacked obvious binding sites. In 2021 the FDA approved sotorasib as the first ever treatment for KRAS driven cancer, followed by adagrasib in 2022. Both drugs are small molecules and received accelerated approval as second-line treatments for KRAS G12C-mutated NSCLC.

Our solution – AM-401

We are applying our OligoPhore™ technology to KRAS driven cancers for first clinical proof of concept. The therapeutic objective for AM-401 is to slow down KRAS driven tumor cell growth and proliferation or to stop it altogether by delivering KRAS siRNA specifically inside tumor cells for gene knock down. As described by Strand and colleagues in a 2019 issue of the scientific journal Oncotarget, in vitro and in vivo experiments demonstrated efficient uptake of OligoPhore™ (then known as p5RHH nanoparticles) with KRAS-targeted siRNA in colorectal and pancreatic cancer cells, strong inhibition of KRAS expression, reduced viability of tumor cells and significant reduction in tumor growth and volume. Importantly, a murine model demonstrated the capacity of the OligoPhore™ platform to drive targeted delivery of the nanoparticles specifically to tumor cells.

Based on these outcomes, we started in silico and in vitro work to screen and select the most effective siRNA sequences and to optimize their properties. Our polyKRASmut siRNA approach allows to target different KRAS mutations and is thus polyvalent. In vitro data confirmed the ability of polyKRASmut siRNA to knock down a broad range of KRAS mutations in cancer cell lines. These mutations include G12C, G12V, G12D, G12R, G12A, and A146T, which according to an evaluation by Huang and colleagues in a 2021 issue of Signal Transduction and Targeted Therapy account for 90.9% of KRAS mutations reported in pancreatic ductal adenocarcinoma (PDAC), 65.3% in colorectal cancer (CRC) and 80.0% in non-small cell lung cancer (NSCLC). In comparison, the currently approved small molecule inhibitors sotorasib and adagrasib target just one KRAS mutation (G12C), which represents 1.7%, 7.1% and 41.0% of total KRAS mutations in PDAC, CRC and NSCLC, respectively. Since polyKRASmut was tested against only a limited number of mutations, it may potentially knock down other, yet untested mutations.

The process of sequence selection and optimization will be followed by further in vivo testing. Meanwhile, we have been working on the scale up in the synthesis of the peptide base of OligoPhore™ and process development for the manufacture of the nanoparticles. We intend to review and discuss our plans for IND-enabling preclinical studies with the FDA in the context of a Pre-IND meeting. Subject to the opening of an IND (or equivalent clearance by another regulatory agency), we expect to conduct a Phase 1 clinical trial in patients with KRAS driven cancer either on our own or through a partner from the biopharmaceutical industry.

AM-411 in rheumatoid arthritis

Rheumatoid arthritis

Rheumatoid arthritis (RA) is a chronic inflammatory condition causing joint swelling and pain which may also affect other areas, including the skin, eyes, brain, and cardiovascular system. In the US in 2014, approximately 1.3 million adults suffered from RA, as described by Hunter and colleagues in a 2017 issue of Rheumatology International. According to the World Health Organization (WHO), in 2019 the autoimmune disease affected globally 18 million people. A study by Crowson and colleagues which was published in 2012 in the journal Arthritis and Rheumatism showed that RA affects 1 in 28 women and 1 in 59 men during their lifetime. There is no cure for RA; current treatments seek to manage RA with biologic and non-biologic immunosuppressants, corticosteroids and non-steroidal anti-inflammatory drugs (NSAIDs). While useful, drug resistance occurs in up to 50% of patients and systemic adverse reactions are frequent, including rash, hair loss, altered liver function, low blood cell counts, nausea, increased infections and neuropathy. New biologics targeting JAK/ interleukins have been issued black box warnings by the FDA. According to a market research study by Allied Market Research, the global anti-rheumatics market is expected to grow from $57.9 billion in 2019 to $62.9 billion in 2027, representing the second largest therapeutic area after oncology. Adalimumab, a biologic blocking TNF which is marketed as Humira®, was #1 among RA therapeutics in 2021 and also the world’s largest selling drug outside of Pfizer’s COVID-19 vaccine.

Our solution - AM-411

AM-411 is a polyplex nanoparticle delivering siRNA to inflamed tissues to target the NF-κB signaling pathway, a critical regulator of immune and inflammatory responses. Like AM-401, the drug product is based on our OligoPhore™ technology which allows for delivery of RNA payloads specifically to inflamed tissues with extensive endosomal release once inside cells, generating a new class of precision medicines with potentially increased local efficacy and reduced systemic side effects. AM-411 comprises an optimized siRNA targeting p65, one of the components of NF-kB and a key checkpoint in RA inflammation that has generated high interest as a target. However, given NF-kB’s ubiquitous functions, the key challenge is to induce contextual, tissue specific effects, which is not possible with classic small molecule or biologic approaches. AM-411 reduces local inflammation without affecting the NF-κB pathway elsewhere and is less likely to generate resistance because it reduces synthesis of p65 rather than blocking the protein.

AM-411’s therapeutic potential in RA has already been demonstrated in a study using a collagen antibody–induced arthritis model in mice. As described by Zhou and colleagues in a 2014 issue of the Journal of Clinical Investigation OligoPhore™ nanoparticles with siRNA targeting NF-κB (p65) potently suppressed early inflammatory arthritis. The treatment effectively reduced inflammatory cytokines and cellular influx into the joints, protected against bone erosions and preserved cartilage integrity. Importantly, the treatment did not affect p65 expression in off-target organs or elicit a humoral response after serial injections.

Based on these outcomes, we started in silico and in vitro work to screen and select the most effective siRNA sequences and to optimize their properties. This will be followed by further in vivo testing. The AM-411 program will benefit from extensive synergies with the AM-401 program and vice versa.

Competition

We face or may face competition from different sources with respect to our OligoPhore™ and SemaPhore™ RNA delivery platforms and our product candidates AM-401 and AM-411 and any other product candidates that we may seek to develop in the future. Our RNA delivery platforms and any product candidates that we successfully develop will compete with existing RNA delivery platforms and therapies, even if they use different technologies or if they are not licensed specifically for use in our target therapeutic indications or if they lack clear proof of efficacy.

Possible competitors may be other biopharmaceutical companies as well as academic institutions, government agencies and private and public research institutions, which may in the future develop RNA delivery platforms for extrahepatic delivery or products to treat KRAS driven cancer or rheumatoid arthritis. We believe that the key competitive factors affecting the success of our RNA delivery platforms and product candidates in out-licensing are likely to be features such as biodistribution, pharmacokinetics, efficacy, safety and tolerability.

RNA delivery technologies

There are several companies offering commercial- or developmental-stage technologies for delivering RNA payloads to extrahepatic cells. These include Acuitas Therapeutics Inc., Andros Pharmaceuticals Co., Ltd., Aro Biotherapeutics, Avidity Biosciences, Inc., Bio-Path Holdings, Inc., Chimeron Bio Inc., Dicerna Pharmaceuticals, Inc., Duet BioTherapeutics Inc., Dyne Therapeutics Inc., Entrada Therapeutics Inc., Ethris GmbH, Factor Bioscience Inc., Feldan Bio Inc., Genevant Sciences Corp., Medesis Pharma SA, Mercurna B.V., Neurogene Inc., Neoregen Biotech Co., Ltd., NeuBase Therapeutics, Inc., Orna Therapeutics, Inc., Pantherna Therapeutics GmbH, RNATICS GmbH, Sirnaomics Ltd., TransCode Therapeutics, Inc., Ovensa Inc., PepGen Inc., pHion Therapeutics Ltd., Vectiopep LLC, Vector Bioscience Cambridge Ltd., or 20Med Therapeutics B.V. Although we consider that our OligoPhore™ / SemaPhore™ platform offers unique advantages over current delivery approaches such as lipid nanoparticles, GalNAc conjugates or viral vectors through the ability to use of systemic administration, delivery to extrahepatic tissues, efficient cellular uptake and high levels of endosomal release, it may take time to raise awareness and interest among potential customers within the biopharmaceutical industry, resulting in its successful adoption.

KRAS driven cancers

There are several companies marketing or developing treatments for KRAS driven cancers. Amgen and Mirati Therapeutics obtained an accelerated approval by the FDA for the KRAS G12C small molecule inhibitors sotorasib and adagrasib as second-line treatment in NSCLC with G12C mutated KRAS (that is a glycine-to-cysteine substitution at codon 12 of KRAS). G12C mutations are also the targets for small molecule inhibitors under development by Novartis (IDQ443), Genentech (GDC-6036), Eli Lilly (LY3537982), and Boehringer Ingelheim (BI 1823911) with target indications in NSCLC, colorectal cancer (CRC), pancreatic cancer and other solid tumors carrying the KRAS G12C mutation. Moderna is in early stage clinical development with a patient-specific mRNA-based vaccine encoding KRAS neoantigens (mRNA-5671). Revolution Medicines has several small molecule inhibitors under development, which target G12C (RMC-6291), G12D (RMC-9805), G13C (RMC-8839) or all RAS cancer mutations (RASMulti(On)). Recently KRAS degraders, small molecules that seek to break down KRAS (in some instances targeting more than one single mutation), have emerged as another potential treatment approach. There are also programs using RNAi such as NBF-006 by Nitto Denko, which seeks to inhibit the expression of glutathione-S-transferase P and uses lipid nanoparticles for delivery, or siG12D LODER by Silenseed Ltd., which releases siRNA targeting the KRAS G12D mutation from in implanted biodegradable biopolymeric matrix.

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

Intellectual Property

Patents

We develop product candidates in disease areas with high unmet medical need, great market potential and where we have a proprietary position through patents covering various aspects of our products, e.g., composition, dosage, formulation, and use, etc. Our success depends on an intellectual property portfolio that supports our out-licensing efforts and future revenue streams as well as erects barriers to our competitors. For example, we have broad disclosures in our patent applications and can pursue patent claims directed to our own leading product candidates as well as claims directed to certain potentially competing products. In addition, our earlier filed patent applications are prior art to others including certain of our competitors who filed their patent applications later than ours. We are maintaining and building our patent portfolio through: filing new patent applications; prosecuting existing applications and licensing and acquiring new patents and patent applications.

Despite these measures, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages.

RNA delivery platforms

We are the exclusive licensee under our agreement with Washington University of a portfolio of patents and patent applications that relate to peptide based polyplexes for RNA delivery. The portfolio includes two issued US patents along with their foreign counterparts in various jurisdictions that cover the composition of matter or method of use of the peptide based polyplexes. These licensed patents and patent applications are expected to expire between 2034 and 2037, prior to any patent term extensions to which we may be entitled under applicable laws.

AM-401

In February 2023 and February 2024 we filed two provisional patent applications related to our AM-401 program with the USPTO describing novel nanoparticle compositions based on OligoPhore™ or derivatives thereof in combination with siRNA sequences designed to silence different types rather than one specific type of mutated KRAS (polyKRASmut). If granted, the new patent would be expected to expire in 2043.

Legacy assets

We own a U.S. patent on the composition and use of intranasal betahistine (AM-125); related patents have issued or been allowed in more than 40 other countries to date. These patents are expected to expire in 2038. Further, we own various patents and patent application related to our other legacy assets in tinnitus and hearing loss.

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

We have obtained U.S. trademark registrations for Altamira and several U.S. trademark registrations for betahistine.

In addition, we rely upon unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We seek to protect our ownership of know-how and trade secrets through an active program of legal mechanisms including assignments, confidentiality agreements, material transfer agreements, research collaborations and licenses.

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

In particular, we are required to use commercially reasonable efforts to meet the following development milestones: a) to file an IND (or regulatory equivalent in foreign jurisdiction) June 30, 2024, b) to complete a Phase 1 clinical trial 3.5 years after achieving the first milestone, and c) to complete a Phase 2 clinical trial four years after achieving the second milestone. We may elect to extend each of these milestones once by a period of 12 months, and second time by a period of an additional 12 months, by paying WU a nonrefundable fee in the amount of $50,000 for the first extension and $100,000 for the second extension.

Manufacturing

We currently rely on and expect to continue to rely on third parties for the supply of raw materials and the manufacture of key components for our RNA delivery platforms such as relevant peptides and for our drug product candidates, including AM-401, AM-411 and any other drug product candidate. For the foreseeable future, we expect to continue to rely on such third parties. Reliance on third-party providers may expose us to more risk than if we were to manufacture key components for our RNA delivery platforms or product candidates ourselves. We intend to out-license rights to use and manufacture our RNA delivery platforms and product candidates to other biopharmaceutical companies; however, we may choose to retain control of critical manufacturing processes for strategic purposes, in which case we would remain responsible for compliance of the manufacturing with applicable laws, regulations and applicable cGMP standards.

Commercialization Strategy

For our RNA activities, we are not seeking to commercialize any drug products on our own but rather licensing out the technology to partners in the biopharmaceutical industry.

Government Regulation

The preclinical and clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our RNA delivery platforms and product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA, under the Federal Food, Drug, and Cosmetic Act, regulates pharmaceutical products in the United States.

We expect that OligoPhore™ / SemaPhore™ will be classified by regulatory agencies as nanomaterial carrier which is added to therapeutics with the intention of improving the delivery of the active pharmaceutical ingredient (which is the RNA “payload”). Regulatory agencies seek to verify that such nanomaterial carrier is safe in the amount it will be used, performs its intended function in the drug product, does not adversely affect the performance of the active drug, and is manufactured according to good manufacturing practices.

We expect that AM-401 and AM-411 will be classified by regulatory agencies as drug products which comprise OligoPhore™ as excipient and the polyKRASmut siRNA and p65 siRNA, respectively, as active substances.

The steps required before a drug product may be approved for marketing in the United States generally include:

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

We intend to out-license our AM-401 and AM-411 product candidates following the IND or after the successful completion of the Phase 1 clinical development stage. Any further regulatory requirements would have to be met by the licensees.

Pharmaceutical Coverage, Pricing and Reimbursement

In both domestic and foreign markets, our sales of any approved drug products will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products, if approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of our products will therefore depend substantially, both domestically and abroad, on the extent to which the costs of our products will be paid by third-party payors. These third-party payors are increasingly focused on containing healthcare costs by challenging the price and examining the cost-effectiveness of medical products and services. Expectations for pricing and reimbursement levels in turn may influence the terms and conditions of any out-licensing transaction relating to our product candidates even if concluded before marketing approval and pricing and reimbursement.

C. Organizational structure

The registrant corporation, Altamira Therapeutics Ltd., had five wholly-owned subsidiaries and one associated company as of December 31, 2023, which are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary Auris Medical AG.

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

A. Operating Results Overview

We are a preclinical-stage biopharmaceutical company developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (OligoPhore™ / SemaPhore™ platforms). We currently have two flagship siRNA programs using our proprietary delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. The versatile delivery platform is also suited for mRNA and other RNA modalities and made available to biopharmaceutical companies through out-licensing. In 2023 we took a first step to reposition our company around the RNA delivery business by spinning off a 51% stake in Altamira Medica AG, which manufactures and markets Bentrio®, an OTC nasal spray for allergic rhinitis. We thus continue to hold a 49% stake in the Bentrio® business (with additional economic rights). Further, we have announced our intention to partner / divest also our AM-125 program, a nasal spray for vertigo (post Phase 2), as well as our early- to late-stage clinical development programs in tinnitus and hearing loss.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities, and short- and long-term loans. As of December 31, 2023, we had cash and cash equivalents of CHF 0.6 million and an accumulated deficit of CHF 18.0 million. We expect our research and development expenses to remain significant as we continue to develop our RNA delivery platforms and advance or initiate the pre-clinical and clinical development of AM-401, AM-411 or any other product candidate. We do not expect to generate licensing or royalty or product revenues sufficient to fund our operations unless and until we achieve substantial royalty or product revenues from out-licensing or other partnering transactions related our OligoPhore™ or SemaPhore™ platforms, our AM-401 and AM-411 product candidates, our AM-125 development program and / or from our 49% stake in Altamira Medica AG. This situation raises substantial doubt about the Company’s ability to continue as a going concern.

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

Financial Operations Overview

We expect our regular total funding requirements for operations and financial obligations in 2024 to be in the range of CHF 6.5 to 7.5 million.

Research and development expense

Research and development expense consists principally of:

●	salaries for research and development staff and related expenses, including employee benefits;

●	costs for production of pre-clinical compounds, drug substances and drug products by contract manufacturers;

●	fees and other costs paid to contract research organizations in connection with additional pre-clinical testing and the performance of clinical trials;

●	costs of related facilities, materials and equipment;

●	costs associated with obtaining and maintaining patents;

●	costs related to the preparation of regulatory filings and fees; and

●	depreciation, amortization and impairment of tangible and intangible fixed assets used to develop our product candidates.

Our research and development expense mainly relates to the following key programs:

●	AM-401 for KRAS Driven Cancer. Through the acquisition of Trasir we entered the field of RNA delivery technology. In July 2021 we announced the selection of KRAS driven cancer as the first therapeutic indication for our OligoPhore™ oligonucleotide delivery platform. The therapeutic objective for AM-401 is to slow down KRAS driven tumor cell proliferation or to stop it altogether by delivering siRNA specifically inside tumor cells for gene knock down. We are employing siRNA which is targeting different KRAS mutations (polyKRASmut) and have shown that it knocks down a broad range of KRAS mutations in cancer cell lines. We aim to advance the AM-401 program through preclinical studies with the objective of filing for an IND in 2025.

●	AM-411 for Rheumatoid Arthritis. In July 2022 we announced the initiation of AM-411, our second development project for an RNA therapeutic based on the OligoPhore™ delivery platform. AM-411 seeks to treat rheumatoid arthritis (RA) by targeting siRNA at p65, one of the main transcriptional regulators of the NF-kB pathway and a key checkpoint in RA inflammation. We aim to advance the AM-411 program through preclinical studies with the objective of filing for an IND in 2025.

●	AM-125 for Vertigo. We have been developing AM-125 as a reformulation of betahistine for intranasal delivery. In 2019 we initiated the “TRAVERS” Phase 2 trial to evaluate the safety and efficacy of AM-125 in 124 patients suffering from acute vestibular syndrome following surgery. In June 2022 we reported top-line results from the trial showing good tolerability a dose- and time-dependent improvement in balance and signs and symptoms of vestibular dysfunction. In parallel to the clinical development, we have been conducting various preclinical studies with AM-125 and working on the analytical and process development for the manufacturing of the drug product. The FDA cleared our IND application in June 2023 which will allow for the conduct of clinical trials in the U.S. In the context of our strategic transition to become a company focused on RNA delivery technology, we intend to out-license or sell the AM-125 program. We have impaired previously capitalized research and development expenses for AM-125 as per year end 2022, which is recorded in research and development expenses.

●	Bentrio® for Allergy and Viral Infection: In September 2020 we initiated the development of AM-301, a drug-free nasal spray for protection against airborne viruses and allergens, through our new subsidiary Altamira Medica AG. Following formulation development, we tested AM-301 first in vitro in a series of experiments using reconstituted human nasal epithelia. Our clinical development in allergic rhinitis comprised four trials: one study each with controlled exposure to grass pollen for 4 hours and to house dust mites for 3 hours (both with 36 patients), one study on the distribution and residence time of AM-301 within the nasal cavity (8 healthy volunteers), and one study with environmental exposure to seasonal allergens for two weeks (NASAR trial; 100 patients). The two challenge studies were completed in 2021 and 2022 and showed good tolerability and protective effects of AM-301 for 3-4 hours; the extended nasal residence time of the formulation within the nasal cavity was confirmed in the trial with human volunteers. The NASAR trial demonstrated a statistically significant and clinically relevant improvement in nasal symptoms and health related quality of life in seasonal allergic rhinitis (SAR) and was also superior in efficacy outcomes to saline nasal spray, the current standard of care in drug free treatments for SAR. In viral infection, we conducted a trial in patients suffering from acute COVID-19 in 2022; top-line results were presented as inconclusive in early 2023. In the context of our decision to reposition our company around the RNA delivery business, we sold in November 2023 51% of the share capital of Altamira Medica to a Swiss private equity investor. We retained 49% of the company’s share capital and will be entitled to receive 25% of Altamira Medica’s future gross licensing income.

Other research and development expenses mainly relate to the maintenance of our late-stage projects Sonsuvi® (AM-111) and Keyzilen® (AM-101) and pre-clinical studies of AM-102 (second generation tinnitus treatment).

For the years ended December 31, 2023, 2022 and 2021 we spent CHF 2.0 million and CHF 0.6 million and CHF 0.2 million on research and development expenses related to our RNA delivery platforms and AM-401 and AM-411. For the years ended December 31, 2023, 2022 and 2021, we spent CHF 1.0   million, CHF 2.1 million, and CHF 2.8 million, respectively, on research and development expenses related to our intranasal betahistine program (before capitalization of expenses related to AM-125). For the years ended December 31, 2023, 2022 and 2021, we spent CHF 1.4  million, CHF 3.9 million and, CHF 4.2 million on research and development expenses related to Bentrio®.

In 2024, the level of research and development expenses related to our RNA delivery platforms and AM-401 and AM-411 programs is expected to increase as we will conduct more in vitro studies, initiate in vivo studies and expand formulation and process development work. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to advance the development of our programs to the point where they could be out-licensed, or the period, if any, in which material net cash inflows may commence from such transaction(s). This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

●	the scope, rate of progress, results and cost of nonclinical studies and clinical trials, and other related activities;

●	the cost of manufacturing supplies for nonclinical and clinical studies, and establishing manufacturing processes for potential commercial uses of our RNA delivery platform and product candidates and any other products that we may develop;

●	the number and characteristics of product candidates that we pursue;

●	the cost, timing, and outcomes of regulatory clearance or approvals for clinical testing in humans; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

A change in the outcome of any of these variables could mean a significant change in the costs and timing associated with the development of such product candidate. For example, if the FDA or other regulatory authority were to require us to conduct pre-clinical and clinical studies beyond those which we currently anticipate will be required for the submission of the IND filings or if we experience significant delays in obtaining study slots with contract research organizations or sourcing appropriate animals for such studies, we could be required to expend significant additional financial resources and time on the completion of the IND enabling studies.

In the context of our strategic repositioning, we have decided to deprioritize the development of our development programs in hearing loss and tinnitus and to seek their divestiture. We therefore do not expect to incur any or any meaningful research and development expenses for these programs in 2024.

Sales and marketing expense

Through the partial spin-off of our Bentrio® business in November 2023 we no longer have any commercial stage product in our portfolio. Therefore, we are no longer incurring any sales and marketing expenses.

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

Interest income

Our policy is to invest funds in low risk investments including interest bearing deposits. Due to the partial divestiture of the Bentrio® business and related reclassification as discontinued operations, we have been recording interest income on loans related to this entity as part of these discontinued operations.

Interest expense

In 2023 and 2022, our interest expense consisted principally of interest due on the two convertible loans provided by FiveT.

Revaluation loss/gain from derivative financial instruments

Expenses related to fair value measurement of derivatives embedded in the 2022 FiveT convertible loan of CHF 181,258 were recorded as financial expenses in profit or loss for the twelve months ended December 31, 2023, compared to 2022 where there was a revaluation gain of CHF 449,898. Fair value measurement of the embedded derivative in the 2023 FiveT convertible loan resulted in a revaluation gain of CHF 15,066 in 2023. Further in the year 2023 we realized a gain on modification of financial instruments of CHF 36,778 and a loss on modification of financial instruments of CHF 7,317, both related to modifications of loans with warrants.

On January 30, 2018, we issued warrants in connection with a direct offering of 3,125 common shares, each warrant entitling its holder to purchase 0.6 common share at an exercise price of $2,000.00 per common share. As of December 31, 2021, the warrants were exercisable for an aggregate of 1,875 of our common shares (assuming we decide to round up fractional common shares to the next whole common share), at an exercise price of $2,000.00 per common share. Revaluation gain/(loss) show the changes in fair value of the warrant issued in connection with this offering. As of December 31, 2023 and 2022, the fair value of the warrants was zero (December 31, 2021: CHF 1,233). In 2023 there was no revaluation gain or loss on the derivative. The revaluation gain of the derivative for the twelve months ended December 31, 2022 amounted to CHF 1,233, compared to CHF 5,085 in 2021. Since its initial recognition on January 30, 2018, the fair value of the warrants has decreased by CHF 2,482,514 resulting in a gain in the corresponding amount (fair value as of January 30, 2018: CHF 2,483,747).

Foreign currency exchange gain/(loss), net

Our foreign currency exchange gain/(loss), net, consists primarily of unrealized gains or losses on our USD and EUR denominated cash and cash equivalents. We do not hedge our investments by currency borrowings or other hedging instruments.

Transaction costs

Transaction costs are shown as costs if they are not directly attributable to the equity transaction. Transaction costs recognized in profit or loss amounted to CHF 0 in the year ended December 31, 2023, compared to CHF 1,137 in the previous year.

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

Following the partial divestiture of our Bentrio® business in November 2023, related activities have been reclassified and are shown as discontinued operations. Please see Note 27 to our audited financial statements included elsewhere in this Annual Report.

Comparison of the years ended December 31, 2023 and 2022

	Year Ended December 31,
	2023	2022	Change
	(in thousands of CHF)%
Other operating income	256	9	2,744%
Research and development	(3,036)	(14,621)	(79)%
General and administrative	(3,136)	(3,402)	(8)%
Operating loss	(5,916)	(18,014)	(67)%
Finance income	354	565	(40)%
Finance expense	(1,668)	(1,211)	36%
Share of loss of an associate	(40)	-	n/a %
Loss before tax	(7,270)	(18,660)	(61)%
Income tax gain/(loss)	-	8	(100)%
Net loss attributable to owners of the Company	(7,270)	(18,652)	(61)%
Discontinued operations:
Profit after tax from discontinued operations	3,401	(7,876)	(143)%
Net loss attributable to owners of the Company	(3,869)	(26,528)	(85)%
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of CHF 0	31	441	(93)%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	209	61	243%
Share of other comprehensive income of an associate	7	-	n/a %
Other comprehensive income/(loss), net of taxes of CHF 0	247	502	(52)%
Total comprehensive loss attributable to owners of the Company	(3,622)	(26,026)	(86)%

Other operating income

Other operating income amounted to CHF 0.3 million in 2023 compared to CHF nine thousand in 2022 and was primarily related to the receipt of a grant from the National Center for Advancing Translational Sciences of the National Institutes of Health for work on an RNA project.

Research and development expense

	Year Ended December 31,
	2023	2022	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(129)	(67)	92%
Pre-clinical projects	(505)	(390)	(30)%
Product and process development	(364)	(199)	83%
Employee benefits	(1,430)	(1,426)	0.3%
Impairment intangible assets	-	(12,339)	(100)%
Other research and development expenses	(608)	(200)	203%
Total	(3,035)	(14,622)	(79)%

Research and development expenses decreased by 79% from CHF 14.6 million in 2022 to CHF 3.0 million in 2023 primarily as there was no more non-cash write-off (impairment) of previously capitalized internal development costs related to the AM-125 project. Excluding the impairment charges in 2022, research and development expenses rose in 2023 mainly due to higher activity levels related to our RNA projects.

General and administrative expense

	Year Ended December 31,
	2023	2022	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(656)	(645)	2%
Business development	(15)	(16)	(2)%
Travel expenses	(43)	(96)	(55)%
Administration expenses	(2,274)	(2,517)	(10)%
Lease expenses	(16)	(6)	162%
Depreciation	(119)	(119)	0%
Capital tax expenses	(13)	(3)	310%
Total	(3,136)	(3,402)	(8)%

General and administrative expenses decreased by 8% from CHF 3.4 million in 2022 to CHF 3.1 million in the year ended December 31, 2023. The decrease was primarily related to lower general administrative expenses, which include fees for legal, accounting and auditing services, the listing of the Company’s common shares and fees for the Board of Directors, among others. Depreciation expenses of CHF 0.1 million relate to the leasing of office space in Basel, Switzerland.

Finance income

Finance income decreased from CHF 0.6 million in 2022 to CHF 0.3 million in 2023 primarily due to lower revaluation gains from financial instruments, which was only partially compensated by higher interest income on loans to entities reported as discontinued operations.

Finance expense

Finance expense in the year ended December 31, 2023 increased 37% from CHF 1.2 million to CHF 1.7 million compared to 2022 primarily due to an increase in interest payments related to convertible loans, higher financial revaluation losses from financial instruments and higher foreign currency exchange losses.

Share of loss of an associate

Following the sale of 51% of our Bentrio® business in November 2023, we recorded a loss of CHF 40 thousand for our remaining 49% share for the remainder of 2023 under the equity method.

Income tax gain/(loss)

Income tax gain/(loss) reflects the assessment of deferred tax assets and liabilities.

Discontinued operations

The Bentrio® business was reclassified as discontinued operations due to the sale of a 51% stake in Altamira Medica AG in November 2023. In 2022, the Company incurred a loss from discontinued operations of CHF 7.9 million; in 2023, a gain of CHF 3.4 million was incurred, including an accounting gain from the sale of the 51% in the amount of CHF 5.2 million. Please see Note 27 to our audited financial statements included elsewhere in this Annual Report.

Remeasurements of defined benefits liability

Remeasurements of the net defined benefits liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), decreased 93% from CHF 0.4 million in 2022 to CHF 31 thousand in 2023.

Foreign currency translation differences

Foreign currency translation differences increased to CHF 0.2 million in 2023 from CHF 61 thousand in 2022.

Comparison of the years ended December 31, 2022 and 2021

	Year Ended December 31,
	2022	2021	Change
	(in thousands of CHF)%

Other operating income	9	-	n/a %
Research and development	(14,621)	(3,202)	357%
General and administrative	(3,402)	(3,669)	(7)%
Operating loss	(18,014)	(6,871)	162%
Finance income	565	79	615%
Finance expense	(1,211)	(14)	8,550%
Share of loss of an associate	-	-	n/a %
Loss before tax	(18,660)	(6,806)	174%
Income tax gain/(loss)	8	118	(93)%
Net loss attributable to owners of the Company	(18,652)	(6,688)	179%
Discontinued operations:
Profit after tax from discontinued operations	(7,876)	(10,370)	(24)%
Net loss attributable to owners of the Company	(26,528)	(17,058)	56%
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of CHF 0	441	265	66%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	61	1	6,000%
Share of other comprehensive income of an associate	-	-	n/a %
Other comprehensive income/(loss), net of taxes of CHF 0	502	266	89%
Total comprehensive loss attributable to owners of the Company	(26,026)	(16,792)	55%

Research and development expense

	Year Ended December 31,
	2022	2021	Change
	(in thousands of CHF)%
Research and development expense
Clinical projects	(67)	(64)	5%
Pre-clinical projects	(390)	(97)	302%
Product and process development	(199)	(165)	21%
Employee benefits	(1,426)	(935)	53%
Impairment intangible assets	(12,339)	(1,530)	706%
Other research and development expenses	(200)	(411)	(51)%
Total	(14,621)	(3,202)	357%

Research and development expense increased by 357% from CHF 3.2 million in 2021 to CHF 14.6 million in 2022 mainly due to the non-cash write-off (impairment) of previously capitalized internal development costs related to the AM-125 project. Other major increases were recorded for preclinical projects and employee benefits due to increased activities related to our RNA programs and higher headcount. Other research and development expenses decreased primarily due to lower expenses for patenting.

General and administrative expense

	Year Ended December 31,
	2022	2021	Change
	(in thousands of CHF)%
General and administrative expense
Employee benefits	(645)	(1,371)	(53)%
Business development	(16)	(40)	(61)%
Travel expenses	(96)	(76)	26%
Administration expenses	(2,517)	(2,099)	20%
Lease expenses	(6)	(52)	(88)%
Depreciation tangible assets	(119)	(30)	296%
Capital tax expenses	(3)	(1)	211%
	(3,402)	(3,669)	(7)%

General and administrative expenses decreased by 7% from CHF 3.7 million in 2021 to CHF 3.4 million in the year ended December 31, 2022. The decrease was primarily related to lower employee benefits, which was partly offset by higher general administrative expenses and depreciation of tangible assets. The latter in the amount of CHF 0.1 million are related to the leasing of office space in Basel, Switzerland.

Finance income

Finance income increased from CHF 79 thousand in 2021 to CHF 0.6 million in 2022 primarily due to revaluation gains on the fair value measurement of derivatives embedded in the 2022 FiveT convertible loan and also due to higher interest income on loans to entities reported as discontinued operations.

Finance expense

Finance expense increased from 14 thousand in 2021 to CHF 1.2 million in 2022 primarily due to the accrued interest on the CHF 5 million convertible loan granted by FiveT in February 2022 and secondarily due to net foreign currency exchange losses.

Income tax gain/(loss)

Income tax gain/(loss) reflects the assessment of deferred tax assets and liabilities.

Discontinued operations

In the Bentrio® business, which was classified as discontinued operations, the loss decreased from CHF 10.4 million in 2021 to of CHF 7.9 million in 2022 due to higher product revenues, other income and finance income on one hand and lower cost of goods sold and reduced operating expenses. Please see Note 27 to our audited financial statements included elsewhere in this Annual Report.

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

Cash flow

Comparison of the years ended December 31, 2023 and 2022

The table below summarizes our consolidated statement of cash flows including both continuing and discontinued operations for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(in thousands of CHF)
Net cash used in operating activities	(11,511)	(8,683)
Net cash from / used in investing activities	1,445	(2,142)
Net cash from financing activities	10,622	9,832
Net effect of currency translation on cash	46	24
Cash and cash equivalents at the beginning of the period	15	984
Cash and cash equivalents at the end of the period	617	15

Net cash used in operating activities increased from CHF 8.7 million in 2022 to CHF 11.5 million in 2023 primarily due to an increase in net working capital compared to a decrease in net working capital in 2022. The effect of the changes in net working capital were partly compensated by lower spending on research and development costs.

In 2023, there was a cash inflow from investing activities of CHF 1.4 million due to the net cash proceeds from the sale of Altamira Medica AG and the subsequent capital contribution to this company, which is treated as an investment in an associate after the sale. In 2022 there was a cash outflow from investing activities of CHF 2.1 million due to investments in intangible assets.

The cash inflow from financing activities increased from CHF 9.8 million in 2022 to CHF 10.6 million in 2023 as the Company obtained net proceeds from offerings and warrant exercises of CHF 9.7 million and CHF 2.5 million from the 2023 FiveT convertible loan. On the other hand, loans in the total amount of CHF 1.4 million were repaid.

Comparison of the years ended December 31, 2022 and 2021

The table below summarizes our consolidated statement of cash flows including both continuing and discontinued operations for the years ended December 31, 2022 and 2021:

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

Cash and funding sources

The table below summarizes our sources of financing for the years ended December 31, 2023, 2022 and 2021:

	Equity
	Capital and
	Preference
	Shares	Loans	Total
	(in thousands of CHF)
2023	9,721	2,500	12,221
2022	3,927	6,039	9,966
2021	6,686	-	6,686
Total	20,334	8,539	28,873

On May 1, 2023, we entered into a convertible loan agreement with FiveT Investment Management Ltd. (“FiveT IM”), pursuant to which FiveT IM has agreed to loan to the Company CHF 2,500,000, which bears interest at the rate of 10% per annum and matures 22 months from May 4, 2023 (the “2023 FiveT Loan”). FiveT IM will have the right to convert all or part of the convertible loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.99% of the common shares at any time. The conversion price was fixed at CHF 28.40 per common share (subject to adjustment for share splits or other similar events).

Commencing 60 days after May 4, 2023 we must repay at least 1/20th of the outstanding loan plus accrued interest pro rata in monthly tranches which, at our discretion, may be paid at any time during the month either in: (i) cash plus 3% or (ii) common shares, or a combination of both. Such shares will be priced at the lower of (i) the mean daily trading volume weighted average price (“VWAP”) for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date. We made the last amortization of the 2023 FiveT Loan on December 8, 2023. In total, we made aggregate cash payments of CHF 387,045 and issued an aggregate 443,294 common shares at an average price of CHF 5.07 to FiveT IM under the 2023 FiveT Loan.

Further, FiveT IM received warrants to purchase an aggregate of 81,274 common shares at an exercise price of CHF 30.76 per common share, which may be exercised up to five years. On December 7, 2023, we entered into a letter agreement (the “Warrant Inducement Agreement”) under which FiveT IM was granted the option to exercise the warrants by or before December 14, 2023 at a reduced exercise price which was defined as 90% of the daily trading volume weighted average price for our common shares on the NASDAQ stock exchange on the trading day following the date of each such exercise and receive additional warrants upon any such exercise. FiveT IM exercised all existing warrants at the reduced exercise price of CHF 6.656 per common share, yielding proceeds of CHF 540,960 to the Company. On December 15, 2023, we issued to FiveT IM new warrants to purchase 81,274 common shares at CHF 6.656 each for six months from their date of issuance and to purchase 81,274 common shares at CHF 6.656 each for two years from their date of issuance.

On July 6, 2023 we announced the pricing of a public offering of 555,556 common shares (or pre-funded warrants in lieu thereof) accompanied by common warrants to purchase up to 555,556 common shares, at a combined public offering price of $9.00 per share (or pre-funded warrant in lieu thereof) and accompanying common warrant. The common warrants have an exercise price of CHF 8.00 per share, are immediately exercisable upon issuance and will expire five years from the date of issuance. In addition, we issued 36,113 common warrants with an exercise price of CHF 10.00 each to the placement agent. The offering closed on July 10, 2023. The gross proceeds to the Company from this offering were $5.0 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. Net proceeds were CHF 3.7 million.

On December 28, 2022, we entered into two separate loan agreements with two private investors (“Private Lenders”), as amended, pursuant to which Private Lenders have agreed to loan to the Company an aggregate of CHF 350,000, which loans bear interest at the rate of 5% per annum and were to mature as of May 30, 2023. The Company agreed to grant to the Private Lenders warrants to purchase an aggregate 2,359 common shares. The warrants are exercisable at an exercise price of CHF 89.02 per share for up to five years from the date of issuance. On May 12, 2023, the Company and the Private Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023 and lowered the strike price for the Warrants attached to the loan to CHF 17.62 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on the trading day preceding the date of the amendment. The loans were paid back on July 14, 2023.

On December 5, 2022, we entered into a purchase agreement with Lincoln Park Capital Fund, LLC (the “2022 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to $10.0 million of our common shares over the 24-month term of the purchase agreement. As consideration for LPC’s irrevocable commitment to purchase common shares upon the terms of and subject to satisfaction of the conditions set forth in the 2022 Commitment Purchase Agreement, the Company agreed to issue 2,500 common shares immediately to LPC as commitment shares. The 2022 Commitment Purchase Agreement effectively replaced the 2020 Commitment Purchase Agreement. Under the 2020 Commitment Purchase Agreement LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. Prior to its termination we had issued 16,250 common shares for aggregate proceeds of $4.0 million to LPC under the 2020 Commitment Purchase Agreement. The 2020 Commitment Purchase Agreement effectively replaced the 2018 Commitment Purchase Agreement. Under the 2018 Commitment Purchase Agreement LPC agreed to purchase common shares for up to $10,000,000 over the 30-month term of the Purchase Agreement. Prior to its termination we had issued 1,469 common shares for aggregate proceeds of $1.8 million to LPC under the 2018 Commitment Purchase Agreement.

Under the 2022 Commitment Purchase Agreement, we have the right, from time to time at our sole discretion over the 24-month period from December 27, 2022 to require LPC to subscribe for up to 750 of our common shares on the applicable purchase date (a “Regular Purchase”), which maximum number of shares may be increased to certain higher amounts up to a maximum of 1500 common shares, if the market price of our common shares at the time of the Regular Purchase equals or exceeds $200.00 (such share and dollar amounts subject to proportionate adjustments for share splits, reverse share splits, recapitalizations and other similar transactions as set forth in the Purchase Agreement), provided that LPC’s purchase obligation under any single Regular Purchase shall not exceed $1,500,000. In the event that the purchase price per common share and number of common shares must be adjusted, and if after giving effect to the full proportionate adjustment, for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction as provided in the Purchase Agreement, the combination of the as-adjusted purchase price per common share and the as-adjusted number of common shares does not result in a LPC purchase commitment equal to or greater than $150,000, then the maximum number of shares that we may issue under a Regular Purchase may be adjusted such that LPC’s purchase commitment will be equal to, or as closely approximating without exceeding $150,000 (such dollar amount not be subject to proportionate adjustments for share splits, reverse share splits, recapitalizations and other similar transactions as set forth in the Purchase Agreement). The purchase price of common shares we may elect to sell to LPC under the 2022 Commitment Purchase Agreement in a Regular Purchase, if any, will be based on prevailing market prices of our common shares immediately preceding the time of sale as set forth in the 2022 Commitment Purchase Agreement. In addition to Regular Purchases, the Company may also direct Lincoln Park to purchase other amounts of our common shares in “accelerated purchases” and in “additional accelerated purchases” under the terms set forth in the 2022 Commitment Purchase Agreement.

LPC has no right to require us to sell any common shares to LPC, but LPC is obligated to make purchases as the Company directs, subject to certain conditions. There is no maximum on the price per share that LPC must pay for our common shares that we may elect to sell to LPC pursuant to the 2022 Commitment Purchase Agreement. In all instances, the Company may not sell common shares to LPC under the 2022 Commitment Purchase Agreement to the extent that the sale of shares would result in LPC beneficially owning more than 4.99% of our common shares. As of the date of this report, we have issued a total of 117,500 of our common shares to LPC for an aggregate amount of $1,136,975 under the 2022 Commitment Purchase Agreement.

On September 9, 2022 the Company entered into a loan agreement with FiveT IM, Dominik Lysek and Thomas Meyer (the “Lenders”), as amended, pursuant to which the Lenders have agreed to loan to the Company an aggregate of CHF 600,000.00, which loan bears interest at the rate of 5% per annum and was to mature as of March 31, 2023. The Company agreed to grant to the Lenders warrants (the “Warrants”) to purchase an aggregate 2,085 common shares. The Warrants are exercisable at an exercise price of CHF 144.00 per share for up to five years from October 1, 2022.

On May 12, 2023, the Company and the Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023, introduced a right for Lenders to convert the loan into common shares of the Company at CHF 22.40 per common share, which is the Swiss Franc equivalent of 120% of the mean daily trading volume weighted average price for common shares on the NASDAQ stock exchange on the 20 trading days preceding the date of the amendment, and a right for the Company to repay the loan in common shares of the Company priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date, and lowered the strike price for the Warrants attached to the loan to CHF 17.62 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on trading day preceding the date of the amendment. The loan was repaid on July 14, 2023.

On February 4, 2022, the Company entered into a convertible loan agreement with FiveT IM. The convertible loan of CHF 5.0 million, as amended (the “2022 FiveT Loan”) carried interest at the rate of 10% per annum and was to mature on May 31, 2023. FiveT IM had the right to convert all or part of the 2022 FiveT Loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.9% of the common shares at any time. On April 13, 2023, the Company and FiveT IM entered into an amendment to the 2022 FiveT Loan (the “2022 FiveT Loan Amendment”), which amended the conversion price of the 2022 FiveT Loan to a fixed price equal to the lower of (a) the mean daily VWAP of the Company’s common shares on the Nasdaq Stock Market on the 20 trading days preceding the effective date of the 2022 FiveT Loan Amendment or (b) 90% of the VWAP on the effective date of the 2022 FiveT Loan Amendment. From April 13, 2023 to April 17, 2023, FiveT IM converted the entire 2022 FiveT Loan into an aggregate 217,051 common shares at a conversion price of $28.95 per share. As a result, the 2022 FiveT Loan is no longer outstanding and has been terminated.

On September 8, 2020, FiveT provided a convertible loan to our subsidiary Altamira Medica. The loan had a principal amount of CHF 1.5 million, a duration of 18 months, and carried an interest rate of 8% p.a. Under the terms of the agreement, FiveT had the right to convert the loan or parts thereof including accrued interest into common shares of either Altamira or the Company, subject to additional provisions and certain restrictions. On December 2, 2020, FiveT converted principal of CHF 895,455 into 1843 shares of the Company at the pre-defined maximum conversion price of $540.00 per share. On March 4, 2021, FiveT converted the remaining outstanding amount under the loan, thus retiring the loan.

Due to the COVID-19 pandemic, in 2020 Swiss banks granted special loans under certain conditions with a guarantee by the Swiss Government. Our Company was eligible for a loan of CHF 50,000, which was granted on March 26, 2020. The loan is interest-free and may be repaid at any time with a maximum term of five years. The company repaid the loan on June 18, 2021.

On November 30, 2018, we entered into the A.G.P. Sales Agreement with A.G.P. Pursuant to the terms of the A.G.P. Sales Agreement, as amended on April 5, 2019, we may offer and sell our common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, we may sell common shares up to a maximum aggregate offering price of $25.0 million. In 2023, we sold 104,147 shares under the ATM for aggregate proceeds of $5.1 million. We terminated the A.G.P. Sales Agreement effective January 1, 2024. Prior to its termination, we sold an aggregate 123,512 of our common shares for an aggregate offering price of $13.1 million pursuant to the A.G.P. Sales Agreement.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements; Going Concern

We expect that we will need additional funding. We expect our total additional cash need in 2024 to be in the range of CHF 6.5 to 7.5 million. As of December 31, 2023, our cash and cash equivalents were CHF 0.6 million. Our assumptions may prove to be wrong, and we may have to use our capital resources sooner than we currently expect. To the extent that we will be unable to generate sufficient cash proceeds from the planned divestiture or partnering of our AM-125 development program and from our 49% stake in our associated company Altamira Medica AG or other partnering activities, we will need substantial additional financing to meet these funding requirements.

As of the date of this Annual Report we have warrants outstanding, which are exercisable for an aggregate of 759,167 common shares at a weighted average exercise price of $15.59 per share, options which are exercisable for an aggregate of 145,324 common shares at a weighted average exercise price of $22.17 per share, an equity commitment to sell up to $10.0 million of additional common shares to Lincoln Park Capital Fund, LLC (“LPC”) pursuant to the commitment purchase agreement we entered into on December 5, 2022 with LPC (the “2022 LPC Purchase Agreement”), less an aggregate of $1,185,800 of common shares that have been sold through March 29, 2024 under such agreement, and under an at-the-market offering program pursuant to the sales agreement we entered into with H.C. Wainwright & Co. (“HCW”) on January 19, 2024 (the “HCW Sales Agreement”) we sold an aggregate of $1.66 million of common shares through March 29, 2024, and we may seek to register additional common shares for sale under such agreement, subject to the volume limitations under Instruction I.B.5 of Form F-3.

We have based our estimate of funding requirements on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our nonclinical testing and other related activities;

●	the cost of sourcing key ingredients for our RNA delivery programs and of manufacturing our product candidates and any products that we may develop;

●	the scope of the further development of our RNA delivery platforms and the number and characteristics of product candidates that we pursue;

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to continue the research and development program for our RNA delivery platforms and our product candidates AM-401 and AM-411. We also expect to continue to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our research and development programs, which could materially harm our business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company.

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

Our directors have been elected for a one-year term and, accordingly, the term will expire at the time of our 2024 annual general meeting.

The following table presents information about our executive officers and directors.

			Initial
			Year of
Name	Position	Age	Appointment
Executive Officers
Thomas Meyer	Chairman, Director and Chief Executive Officer	56	2003
Covadonga Pañeda	Chief Operating Officer	50	2022
Marcel Gremaud	Chief Financial Officer	66	2021

Non-Executive Directors
Mats Blom	Director	59	2017
Alain Munoz	Director	74	2018
Margrit Schwarz	Director	60	2021

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

Alain Munoz, Director: Mr. Munoz, MD, has been a member of our Board of Directors since March 2018 and previously served on our Board of Directors between 2007 and 2015. Mr. Munoz is an entrepreneur and independent management consultant in the pharmaceutical and biotechnology industry. From 1990 to 2000, Mr. Munoz worked with the Fournier Group, as Research and Development Director and then Senior Vice President of the Pharmaceutical Division. He joined Fournier from Sanofi Research, where he started as Director in the cardiovascular and anti-thrombotic products department and then as Vice President international development. Mr. Munoz is qualified in cardiology and anesthesiology from the University Hospital of Montpellier, France where he was head of the clinical cardiology department. He has been a member of the Scientific Committee of the French Drug Agency. He serves as an independent Board Member of Zealand Pharma A/S (ZEAL.CO) and is Chairman of the Board of Directors of Acticor Biotech SAS.

Margrit Schwarz, Director: Ms. Schwarz, PhD, has been a member of our Board of Directors since July 2021. Prior executive positions include Chief Operating Officer of Draupnir Bio, Chief Business Officer at HepaRegeniX, and Chief Scientific Officer and Head of R&D at Genevant Sciences, where she was responsible for developing a portfolio of RNAi and mRNA drug candidates in the liver and rare disease space. Ms. Schwarz has also served as VP & Global Head External Innovation at Roche, VP & Therapeutic Area Head Cardiorenal at Boehringer Ingelheim, and Director Research at Amgen. She has led preclinical R&D and IND-enabling phases for multiple development candidates, including the anti-PCSK9 therapeutic antibody Repatha, launched in 2015. She is a member of the Advisory Boards of Immunethep and EvlaBio, and a contractual Expert with Innosuisse and the European Innovation Council. She holds a PhD in biochemistry from the University of Cologne, Germany, and an MBA from Columbia University, NY.

Board Diversity Matrix (As of March 29, 2024)

To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers

Country of Principal Executive Offices:	Bermuda
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

B.	Compensation

For the year ended December 31, 2023, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 1,256,493 (2022: CHF 1,172,818).

For the year ended December 31, 2023, the amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of CHF 44,469 (2022: CHF 49,050).

Compensation awarded to the Board of Directors in 2023

The total compensation of the members of the board of directors in 2023 is outlined below:

	Cash	Social	Stock
In CHF	Compensation	Contributions	Options (2)	Total
Thomas Meyer, PhD, Chairman (1)	-	-	-	-
Armando Anido (2)	18,934		12,043	30,977
Margarit Schwarz	37,868		12,043	49,911
Mats Blom	37,868		12,043	49,911
Alain Munoz	37,868		12,043	49,911
Total	132,538	-	48,172	180,708

(1)	Disclosed under “Compensation Awarded to Our Executive Officers” below. The Chief Executive Officer does not receive any additional compensation for the exercise of the office of the Chairman.

(2)	Serving up to the 2023 Annual General Meeting on June 27, 2023.

In 2023, 2261 options were granted to each eligible member of the Board of Directors, with an exercise price of $14.40 per common share and an expiration date of June 27, 2031. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

Compensation Awarded to our Executive Officers in 2023

The total compensation and the highest individual compensation to our executive officers in 2023 are outlined below:

			Social
			contributions
	Fixed Cash	Variable	and fringe	Stock
in CHF	Compensation	Compensation (1)	benefits	Options (2)	Total
Thomas Meyer, PhD, Chief Executive Officer (3)	366,000	65,880	84,357	138,637	654,874
Executive Officers Total (4)	630,000	95,850	181,783	199,157	1,106,790

(1)	The variable compensation is paid in cash.

(2)	2023 option grants, exercise prices of $19.20 and $2.92 expiration date April 30, 2031 and October 31, 2031, respectively. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

(3)	Highest paid executive.

(4)	On December 31, 2023, we had three executive officers, of which one was remunerated on a consulting basis (not included in this table).

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

Adoption of Clawback Policy

On November 15, 2023, in accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq Listing Rule 5608, we adopted an incentive compensation recoupment policy which is filed herewith as Exhibit 91.1.

Equity Incentive Plans

Equity Incentive Plan

In August 2014, as amended and restated in June 2019, we established the EIP with the purpose of motivating and rewarding those employees and other individuals who are expected to contribute significantly to our success, and advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals. The option exercise price for options under the EIP is determined by the compensation committee at the time of grant but shall not be less than the par value of a common share on the grant date. As of December 31, 2023, 3,313 common shares were available for award under the EIP.

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

Board Composition and Election of Directors

Our board of directors is currently composed of four members, see “Item 6. Directors, Senior Management and Employees—A. Directors and senior management.” Each director is elected for a one-year term.

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

Compensation Committee

The compensation committee, which consists of Alain Munoz and Margrit Schwarz, assists our board of directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our directors and executive officers. While Bermuda law does not require that we adopt a compensation committee, we have established a compensation committee in accordance with our bye-laws. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees.

D.	Employees

As of December 31, 2023, we had 12 employees (10.4 full time equivalents, FTEs). The breakdown by cost centers is as follows: Research & Development: 7.4 FTEs, General & Administration: 3.0 FTEs. All employees were located in Switzerland. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.	Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of March 29, 2024 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

●	each of our executive officers and directors; and

●	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 29, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

Common shares that a person has the right to acquire within 60 days of March 29, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is Altamira Therapeutics Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The percentage of common shares beneficially owned is based on 2,240,245 common shares issued and outstanding as of March 29, 2024. Each common share confers the right on the holder to cast one vote at a general meeting of shareholders and no shareholder has different voting rights.

	Shares Beneficially
	Owned
Shareholder	Number	Percent
5% Shareholders
-	—	—
Executive Officers and Directors
Thomas Meyer, Ph.D. (1)	22,297	1.00%
Mats Blom, MBA (2)	279	*
Alain Munoz, MD (3)	278	*
Margrit Schwarz, Ph.D. (4)	103	*
Covadonga Pañeda, Ph.D.	—	—
Marcel Gremaud, CPA (5)	32	*
All current directors and executive officers as a group (6 persons)	22,989	1.03%

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)	Consists of 20,000 common shares, warrants to purchase 920 common shares and options to purchase 1,377 common shares under the EIP.

(2)	Consists of options to purchase common shares under the Company’s EIP.

(3)	Consists of options to purchase common shares under the Company’s EIP.

(4)	Consists of options to purchase common shares under the Company’s EIP.

(5)	Consists of options to purchase common shares under the Company’s EIP.

Holders

As of March 29, 2024, we had four shareholders of record of our common shares.

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

Mandate Agreements

Gremaud GmbH has provided the Chief Financial Officer for the Company since November 18, 2021. The Chief Financial Officer is an employee of Gremaud GmbH and is not paid directly by the Company. Fees paid to Gremaud GmbH for CFO services were CHF 251,110 for 2023 compared to CHF 195,988 in 2022.

Loan Agreements

On September 9, 2022, the Company entered into a loan agreement with FiveT Investment Management Ltd., Dominik Lysek and Thomas Meyer, the Company’s CEO (the “Lenders”), pursuant to which the Lenders have agreed to loan to the Company an aggregate of CHF 600,000.00 (the “September 2022 Loan Agreement”), which Loan bears interest at the rate of 5% per annum and was paid back as of July 14, 2023. The Company issued to the Lenders warrants (the “Warrants”) to purchase an aggregate 2,085 common shares. The Warrants became exercisable immediately at an exercise price of CHF 89.02 per share (which was subsequently lowered to CHF 17.62), may be exercised up to five years from the date of issuance and may be exercised on a cashless basis in certain circumstances specified therein. Mr. Meyer lent CHF 200,000 of the total principal amount.

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

Since the Redomestication, other than the 2019, 2022 and 2023 Reverse Share Splits and the increase of authorized share capital of the Company on June 30, 2020, reduction of issued share capital on July 29, 2020, reduction of authorized share capital on September 29, 2020, increase of authorized share capital on September 29, 2022, increase of authorized share capital on February 17, 2023, and the increase of authorized share capital on June 27, 2023, the change in the currency denomination of the share capital from CHF to USD and reduction of the issued and authorized share capital on November 2, 2023, and as otherwise described herein, including the change of the company name to Altamira Therapeutics Ltd. on 21 July 2021, there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered and no name changes. There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company which have occurred during the last or current financial years.

Share Capital

As of December 31, 2023, our authorized share capital consisted of 5,000,000 common shares, par value USD 0.002 per share, and 20,000,000 preference shares, par value USD 0.0001 per share, and there were 1,477,785 common shares issued and outstanding, excluding 145,324 common shares issuable upon exercise of options and 759,167 common shares issuable upon exercise of warrants, and no preference shares issued and outstanding. All the Company’s issued and outstanding shares are fully paid in.

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

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. On December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”). The CIT Act provides for the taxation of the Bermuda constituent entities of multi-national groups that have in excess of EUR 750 million revenue for at least two of the last four fiscal years beginning on or after January 1, 2025. Accordingly the Company will not be subject to taxation pursuant to the CIT Act unless the Company and its subsidiaries are a multi-national group that have in excess of EUR 750 million revenue for at least two of the last four fiscal years beginning on or after January 1, 2025.

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

Based upon our current and projected income and assets, and projections as to the value of our assets, we do not anticipate that we will be a PFIC for the 2024 taxable year or the foreseeable future. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Furthermore, there can be no assurance regarding our PFIC status for the current year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our common shares, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our fundraising activities in our business. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. Therefore, U.S. Holders should invest in our common shares only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

As of December 31, 2023, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 57,870 (2022: CHF 10,913) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 5,532 (2022: CHF 82,850) increase or decrease in the net annual result.

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

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, as of December 31, 2022. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2023, because of the material weaknesses in our internal control over financial reporting described below.

Notwithstanding the conclusion by our Chief Executive Officer and Chief Financial Officer that our disclosure controls and procedures as of December 31, 2023 were not effective, and notwithstanding the material weaknesses in our internal control over financial reporting described below, management believes that the consolidated financial statements and related financial information included in this Annual Report on Form 20-F fairly present in all material respects our financial condition, results of operations and cash flows as of and for the years ended December 31, 2023 and 2022 in conformity with IFRS.

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2023 and 2022, due to the material weaknesses identified below.

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

Remediation Plan and Status

Management is continuing to evaluate the material weaknesses discussed above and is in the process of implementing plans to remediate these material weaknesses. Our remediation plan includes the following, amongst others:

●	Hiring of a Head of Finance and Administration to increase our internal capacities;

●	Implementing an effective risk assessment process to identify and analyze risks caused by changes in our business that could impact our system of internal control, including re-designing existing controls as necessary;

●	Reporting on a regular basis to the Company’s Audit Committee on the effectiveness of internal controls;

●	Enhancing the design of control activities to operate at a level of precision to identify all potentially material errors, and training control owners to improve required retention of documentation evidencing their execution of control activities;

●	Designing and implementing controls over the generation and communication of relevant quality information to be utilized in the execution of control activities; and

●	Investing in training of personnel and hiring additional resources with appropriate expertise to plan and perform more timely and thorough monitoring activities over our internal control over financial reporting.

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

D.	Changes in Internal Control over Financial Reporting

Other than described above in this Item 15, there have been no changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

	2023	2022
Audit fees	254	349
Audit-related fees	232	102
Total fees	486	451

In 2023 we were billed CHF 135,724 by our new auditors BDO AG in connection with audit services for our interim review and preparations for the audit of our 2023 accounts.

In 2023 we were billed CHF 157,840 by our former auditors Deloitte AG in connection with audit services for our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 232,460 in connection with audit-related services for work in connection with our equity offerings and registration statements. In 2022 we were billed CHF 348,956 by Deloitte AG in connection with audit services for our annual filing as well as interim reviews, group audit, and statutory audits plus CHF 102,400 in connection with audit-related services for work in connection with our equity offerings and registration statements.

Pre-Approval Policies and Procedures

To ensure the independence and objectivity of the Company’s external auditors, the provision of all non-audit services by the external auditors are pre-approved by the Audit Committee.

ITEM 16D. Exemptions from the listing standards for audit committees

Not applicable.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2023, no purchases of our equity securities were made by or on behalf of Altamira Therapeutics Ltd. or any affiliated purchaser.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

ITEM 16J. Disclosure Regarding Insider Trading Policy

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2024.

ITEM 16K. Disclosure Regarding Cybersecurity

Risk management and strategy

We and certain of our collaborators depend on information systems for significant aspects of operations. These information systems support a variety of functions, including project management, preclinical and clinical study management, accounting and finance as well as other general and administrative activities. Information systems are subject to various cybersecurity risks.

We have implemented certain tools and processes to aid us in our efforts to identify, assess, prevent, and manage such cybersecurity risks. We identify and assess risks from cybersecurity threats as part of our overall risk assessment process. We collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing cybersecurity threat risks, their likelihood and severity, and potential preventative measures and mitigations. For the prevention and management of cybersecurity risks, we rely on:

◾	Use of specialized third-party service providers: our Company utilizes third-party providers for information systems which offer comprehensive, state-of-the-art cybersecurity solutions to a large number of customers in Switzerland.

◾	Security by design: our third-party service providers deploy systems safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and identity and access management.

◾	Proactive surveillance: our third-party service providers continuously monitor our information systems and alert us automatically to any cybersecurity incident.

◾	Incident response and recovery plans: our third-party service providers have established and maintain plans that address their and the Company’s response to a cybersecurity incident and the processes for recovery from such incident, including protected backup solutions.

◾	Trainings: as part of our overall quality management system, we have established and maintain standard operating procedures (SOPs) for information systems, on which we periodically train our staff. These SOPs include processes related to cybersecurity risks.

To date, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected our company, including our business strategy, results of operations or financial condition. However, any future actual or perceived breach of our cybersecurity could interfere with our operations and have an adverse effect on our business or financial condition, including intellectual property theft; fraud; extortion; harm to employees; violation of privacy laws and other litigation and legal risk; and reputational risk. For further information, see “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business and Industry – Cyber-attacks or other failures in telecommunications or information technology systems could result in information theft, data corruption and significant disruption of our business operations.”

Governance

Our Board of Directors recognizes the importance of managing the risk of cybersecurity threats to the Company. The Board is responsible for overseeing our risk management activities in general, including cybersecurity risks. It meets at least four times each year and performs at least once a year a comprehensive risk assessment. Our senior management team, which includes our CEO, CFO, COO, and our Head of Finance and Administration and our Vice President Technology, reports from time to time, or as required, to the Board on cybersecurity risks and trends and other information necessary to perform such risk assessment and oversee the development and performance of our risk mitigation processes.

Our Head of Finance and Administration is responsible for overseeing our information systems and cybersecurity risks, assessing and managing cybersecurity risks, as well as communicating cybersecurity incidents, matters and trends to Executive Management and the Board of Directors. He works closely with our third-party service providers responsible for operating and managing our information systems.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a) The following documents are filed as part of this registration statement:

1.1	Memorandum of Continuance and Corporate Actions of the registrant (incorporated herein by reference to exhibit 3.1 of the Alamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-269823) filed with the Commission on March 7, 2023)
1.2	Bye-laws of the Registrant (incorporated herein by reference to exhibit 3.2 of the Alamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-269823) filed with the Commission on February 16, 2023
2.1	Form of Registration Rights Agreement between Auris Medical Holding AG and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on July 21, 2014)
2.2	Warrant Agreement, dated as of March 13, 2018, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 2.2 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
2.3	Registration Rights Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
2.4	Purchase Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)
2.5	Registration Rights Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)
2.6	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.6 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.7	Form of Series A Warrant (incorporated by reference to exhibit 4.7 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.8	Form of Series B Warrant (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.9	Form of Common Warrant (incorporated by reference to exhibit 4.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.10	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.2 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.11	Form of Common Warrant Agent Agreement (incorporated by reference to exhibit 4.3 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.12	Form of Pre-Funded Warrant Agent Agreement (incorporated by reference to exhibit 4.4 of the Auris Medical Holding Ltd. report on Form 6- K filed with the commission on May 16, 2019)
2.13*	Description of Securities Registered under Section 12 of the Exchange Act
2.14	Purchase Agreement, dated as of April 23, 2020 between Auris Medical Holding Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on April 23, 2020)
2.15	Registration Rights Agreement, dated as of April 23, 2020 between Auris Medical Holding Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on April 23, 2020)

2.16	Form of Warrant, dated as of September 9, 2022 (incorporated by reference to exhibit 4.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on September 12, 2022)
2.17	Purchase Agreement, dated as of December 5, 2022 between Altamira Therapeutics Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on December 5, 2022)
2.18	Registration Rights Agreement, dated as of December 5, 2022 between Altamira Therapeutics Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on December 5, 2022)
2.19	Form of Common Warrant (incorporated by reference to exhibit 4.19 of the Altamira Therapeutics Ltd. registration statement on Form F-1/A filed with the Commission on July 5, 2023)
2.20	Form of Pre-funded Warrant (incorporated by reference to exhibit 4.20 of the Altamira Therapeutics Ltd. report on Form F-1/A filed with the Commission on July 5, 2023)
2.21	Form of Placement Agent Warrant (incorporated by reference to exhibit 4.21 of the Altamira Therapeutics Ltd. report on Form F-1/A filed with the Commission on July 5, 2023)
4.1†	Collaboration and License Agreement, dated October 21, 2003, between Auris Medical AG and Xigen SA (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.2†	Co-Ownership and Exploitation Agreement, dated September 29, 2003, between Auris Medical AG and INSERM (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.3	Form of Indemnification Agreement (incorporated by reference to exhibit 99.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 11, 2016)
4.4	Stock Option Plan A (incorporated by reference to exhibit 10.11 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.5	Stock Option Plan C (incorporated by reference to exhibit 10.12 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.6	Equity Incentive Plan, as amended (incorporated by reference to exhibit 99.1 to the Auris Medical Holding AG registration statement on Form S-8 (Registration no. 333-217306) filed with the Commission on April 14, 2017)
4.7	English language translation of Lease Agreement between Auris Medical AG and PSP Management AG (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 14, 2017)
4.8	Controlled Equity OfferingSM Sales Agreement, dated as of June 1, 2016, between Auris Medical Holding AG and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)
4.9	Share Lending Agreement, dated as of June 1, 2016, between Thomas Meyer and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)
4.10	Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.11	Consent and Waiver, dated as of March 8, 2018, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.12 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.12	Joinder Agreement dated as of March 13, 2018 to the Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.13 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.13	Share Pledge Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.14	Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.15	Bank Account Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.5 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.16	Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)

4.17	Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
4.18	Placement Agency Agreement, dated as of January 28, 2018, between Auris Medical Holding AG and Ladenburg Thalmann & Co. Inc. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)
4.19	Securities Purchase Agreement, dated as of January 26, 2018 by and among Auris Medical Holding AG and the investors named therein (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)
4.20	Agreement and Plan of Merger, dated as of February 9, 2018 by and among Auris Medical Holding AG and Auris Medical NewCo Holding AG (incorporated by reference to exhibit 99.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on February 9, 2018)
4.21	Share Transfer Agreement, dated as of February 9, 2018 by and between Thomas Meyer and Auris Medical Holding AG (incorporated by reference to exhibit 4.22 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.22	Sales Agreement, dated as of November 30, 2018, between Auris Medical Holding AG and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on November 30, 2018)
4.23	Form of Indemnification Agreement (incorporated by reference to exhibit 10.23 of the Auris Medical Holding Ltd. registration statement on Form F-1 (Registration no. 333-229465) filed with the Commission on March 20, 2019)
4.24	Amendment No. 1 to Sales Agreement, dated as of April 5, 2019, between Auris Medical Holding Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the Commission on April 5, 2019)
4.25	Convertible Loan Agreement, dated as of September 7, 2020, by and among Auris Medical Holding Ltd., Altamira Medica AG and FiveT Capital Holding AG (incorporated by reference to exhibit 99.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on September 8, 2020)
4.26†	Agreement and Plan of Merger, dated June 1, 2021, by and among Auris Medical Holding Ltd., Auris Medical Inc., Trasir Therapeutics, Inc., and each of the stockholders of Trasir Therapeutics, Inc. (incorporated by reference to exhibit 2.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on June 3, 2021)
4.27†	Exclusive License Agreement, dated December 11, 2020, by and between Washington University and Trasir Therapeutics, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on June 3, 2021)
4.28	Convertible Loan Agreement, dated as of February 4, 2022, by and among Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K furnished with the Commission on February 8, 2022)
4.29†	Licensing & Distribution Agreement, dated February 28, 2022, by and between Altamira Medica Ltd. and Nuance Pharma Limited. (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K furnished with the Commission on March 4, 2022)
4.30	Loan Agreement, dated as of September 9, 2022, by and among Altamira Therapeutics Ltd. and the Lenders (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on September 12, 2022)
4.31	Share Purchase Agreement, dated October 19, 2022, by and between Altamira Therapeutics Ltd. and the purchaser party thereto (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on October 24, 2022)
4.32	Option Agreement, dated October 19, 2022, by and between Altamira Therapeutics Ltd., Zilentin AG and the other party thereto (incorporated by reference to exhibit 99.2 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on October 24, 2022)

4.33	Amendment No. 1 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on January 27, 2023)
4.34	Amendment No. 2 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on March 9, 2023)
4.35	Amendment No. 3 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated herein by reference to exhibit 10.22 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-269823) filed with the Commission on March 23, 2023)
4.36	Amendment No. 4 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated herein by reference to exhibit 10.23 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-269823) filed with the Commission on March 27, 2023)
4.37	Amendment No. 5 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on April 3, 2023)
4.38	Amendment No. 6 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd.
4.39	Amendment No. 7 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on April 13, 2023)
4.40	Form of Amendment No. 1 to Loan Agreement, dated December 28, 2022 (incorporated by reference to exhibit 4.40 of the Altamira Therapeutics Ltd. Annual Report on Form 20-F filed with the Commission on May 16, 2023)
4.41	Amendment No. 1 to Loan Agreement, between Altamira Therapeutics Ltd. and the Lenders (incorporated by reference to exhibit 10.41 of the Altamira Therapeutics Ltd. report on Form F-1/A filed with the Commission on June 16, 2023)
4.42	Amendment No. 2 to Loan Agreement, between Altamira Therapeutics Ltd. and the Lenders (incorporated by reference to exhibit 4.41 of the Altamira Therapeutics Ltd. Annual Report on Form 20-F filed with the Commission on May 16, 2023)
4.43	Convertible Loan Agreement, dated as of May 1, 2023, by and among Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on May 2, 2023)
4.44	Form of Securities Purchase Agreement (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on July 11, 2023)
4.45†	Share Purchase Agreement, dated November 17, 2023, by and between Auris Medical AG and the Purchaser (incorporated by reference to exhibit 2.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on November 21, 2023)
4.46	Form of Warrant Inducement Agreement, dated December 7, 2023 (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on December 8, 2023)
4.47	At the Market Offering Agreement, dated as of January 19, 2024, by and between Altamira Therapeutics Ltd. and H.C. Wainwright & Co., LLC (incorporated by reference to exhibit 1.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on January 19, 2024)
8.1*	List of subsidiaries
12.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Marcel Gremaud pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Marcel Gremaud pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1*	Consent of Deloitte AG
15.2*	Consent of BDO AG
97.1*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith

†	Portions of this exhibit have been redacted pursuant to Item 4 of the “Instructions As To Exhibits” of Form 20-F because the Company customarily and actually treats the redacted information as private or confidential and the omitted information is not material. The Company hereby agrees to furnish an unredacted copy of the exhibit to the Commission upon request.

(b)	Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALTAMIRA THERAPEUTICS LTD.

	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

Date: April 10, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Altamira Therapeutics, Ltd.

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments for the discontinued operations and the 2023 reverse share split discussed in Note 27 and Note 1, respectively, to the consolidated financial statements, the consolidated statement of financial position of Altamira Therapeutics, Ltd. and subsidiaries (the “Company”) as of December 31, 2022, the related consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”) (the 2022 and 2021 financial statements of profit or loss and other comprehensive income / (loss), and the notes before the effects of the retrospective adjustments discussed in Note 27 and 1 to the financial statements are not presented herein). In our opinion, the 2022 and 2021 financial statements, before the effects of the retrospective adjustments for the discontinued operations and 2023 reverse share split discussed in Note 27 and Note 1, respectively, to the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations and 2023 reverse share split discussed in Note 27 and 1, respectively, to the consolidated financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Auditor in Charge

Zurich, Switzerland

April 10, 2024

We began serving as the Company’s auditor in 2014. In 2023 we became the predecessor auditor.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Altamira Therapeutics Ltd

Bermuda

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Altamira Therapeutics Ltd and subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of profit or (loss) and comprehensive income/(loss), changes in equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (“IFRS”).

We have also audited the retrospective adjustments to the 2022 and 2021 consolidated financial statements to apply effects of the discontinued operations and the reverse share split, as described in Notes 1 and 27. In our opinion, such retrospective adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 and 2021 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 and 2021 financial statements taken as a whole.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s future viability is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deconsolidation and Discontinued operations

As described in Note 27 to the consolidated financial statements, on November 21, 2023, the Company closed the transaction for the partial divesture of its Bentrio business. Under the Purchase Agreement, the Company sold a 51% stake in its subsidiary Altamira Medica AG (“Medica”) and also includes the sale of Auris Medical Pty Ltd, Melbourne (Australia), a wholly owned subsidiary of Altamira Medica AG. Management determined that this sale transaction has met the requirements to be presented as held for sale and discontinued operations for all periods presented.

We identified the evaluation of deconsolidation and discontinued operations as a critical audit matter due to its involvement in complex accounting and financial reporting considerations, including disclosures. Additionally, it requires management to make judgements regarding the determination of (a) the loss of control over the subsidiaries, (b) the determination of the gain on sale and (c) the classification between continuing and discontinued operations. This required a high degree of auditor judgement and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s judgement, including the extent of specialized skills and knowledge needed.

The primary procedures we performed to address this critical audit matter included:

●	Reading and analyzing the share purchase agreement and other related documents to evaluate management’s assessment to determine if the criteria of IAS 28.6 are met.

●	Assessing appropriateness of the deconsolidation and the fair value adjustment on the retained minority interest.

●	Recalculating the gain from disposal of discontinued operations including the fair value of the retained interest in the former subsidiaries

●	Identifying the discontinued operations and verifying that components classified by management as discontinued operations meet the criteria of IFRS 5.30.

●	Verifying amounts presented in the financial statements as discontinued operations.

●	Assessing the disclosure of discontinued operation results and prior period comparatives and verified whether the relating disclosure in note 1 and 27 is accurate and complete.

●	Consulting professionals with specialized knowledge and expertise to assist in evaluating management’s accounting assessment on the discontinued operations.

Accounting for Convertible Loans

As described in Note 3 and 30 of the consolidated financial statements, on May 1, 2023, the Company entered into a convertible loan agreement with FiveT Capital AG (“FiveT”), pursuant to which FiveT has agreed to loan to the Company CHF 2,500,000, which bears interest at the rate of 10% per annum and matures 22 months from May 4, 2023. The convertible loan contains certain conversion and other embedded feature that require the Company to assess if such embedded derivatives should be accounted for separately from the host contract or not. The Company determine that the convertible loan was classified as a compound financial instrument containing a host liability and two equity components (conversion right and warrants).

We identified the Company’s accounting for the convertible loan as a critical audit matter. Determination of the accounting treatment for the convertible loan required complex evaluation to: (a) identify the embedded conversion, and other features present within the FiveT convertible loan, (b) assess if the conditions requiring one or more of the identified embedded features to be accounted separately and (c) determine the appropriate classification of the embedded features as equity instruments. Auditing management’s conclusions required an increased level of audit effort, including the involvement of professionals with specialized skill and knowledge in the accounting treatment for embedded derivatives.

The primary procedures we performed to address this critical audit matter included:

●	Analyzing the terms and conditions of the convertible loan agreements and identified embedded features and other contractual terms affecting the accounting of the convertible loan.

●	Evaluating the Company’s accounting policies and procedures for recognizing and derecognizing convertible loans and related embedded derivatives.

●	Utilizing professionals with specialized knowledge and expertise to assist reviewing the appropriateness of management’s accounting assessment and the methodology and model used to establish fair values of the features.

●	Assessing appropriateness of classification and disclosures resulting from such transaction.

BDO AG

/s/ Christoph Tschumi	/s/ Grégoire Weber

We have served as the Company’s auditor since 2023.

Zurich, April 10, 2024

Consolidated Statement of Profit or Loss and Other Comprehensive Income/(Loss)

For the Years Ended December 31, 2023, 2022 and 2021

(in CHF)

	Note	2023	2022	2021
Other operating income	20	255,589	9,327	-
Research and development	21	(3,035,413)	(14,621,570)	(3,202,505)
General and administrative	22	(3,136,275)	(3,401,676)	(3,668,845)
Operating loss		(5,916,099)	(18,013,919)	(6,871,350)
Finance income	24	354,093	565,399	79,236
Finance expense	24	(1,668,475)	(1,211,042)	(14,112)
Share of loss of an associate	10	(39,557)	-	-
Loss before tax		(7,270,038)	(18,659,562)	(6,806,226)
Income tax gain/(loss)	25	-	7,919	117,945
Net loss from continuing operations		(7,270,038)	(18,651,643)	(6,688,281)
Discontinued operations:
Profit/(loss) after tax from discontinued operations	27	3,400,865	(7,876,768)	(10,370,162)
Net loss attributable to owners of the Company		(3,869,173)	(26,528,411)	(17,058,443)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of CHF 0	23	31,163	441,277	264,984
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		208,848	61,046	772
Share of other comprehensive income of an associate		6,869	-	-
Other comprehensive income/(loss), net of taxes of CHF 0		246,880	502,323	265,756
Total comprehensive loss attributable to owners of the Company		(3,622,293)	(26,026,088)	(16,792,687)
Loss per share
Basic and diluted loss per share	26	(7.88)	(582.58)	(515.11)
Basic and diluted loss per share from continuing operations	26	(14.80)	(409.60)	(201.97)

Revised for the reclassification of certain activities as discontinued operations in 2022 and 2021 – refer to Notes 1, 10 and 27.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position

As of December 31, 2023 and 2022

(in CHF)

		December 31,	December 31,
	Note	2023	2022
ASSETS
Non-current assets
Property and equipment	7	1	1
Right-of-use assets	8	80,110	445,827
Intangible assets	9	3,893,681	3,893,681
Other non-current financial assets		80,001	194,263
Investment in an associate	10	2,417,312	-
Total non-current assets		6,471,105	4,533,772

Current assets
Inventories	11	-	11,644
Trade receivables		-	6,525
Other receivables	12	74,823	755,987
Prepayments	13	283,832	709,266
Derivative financial instruments	5	247,090	270,176
Cash and cash equivalents	14	617,409	15,395
Total current assets		1,223,154	1,768,993

Total assets		7,694,259	6,302,765

EQUITY AND LIABILITIES
Equity
Share capital	15	2,646	236,011
Share premium		20,102,873	192,622,406
Other reserves		4,399,200	258,044
Accumulated deficit		(18,046,002)	(201,431,272)
Total shareholders’ (deficit)/equity attributable to owners of the Company		6,458,717	(8,314,811)

Non-current liabilities
Non-current lease liabilities	8	-	343,629
Employee benefit liability	23	346,628	336,206
Deferred income	19	-	932,200
Deferred tax liabilities	25	-	125,870
Total non-current liabilities		346,628	1,737,905

Current liabilities
Loan	30	-	5,869,797
Current lease liabilities	8	99,659	117,856
Trade and other payables	17	440,414	4,914,404
Accrued expenses	18	348,841	1,977,614
Total current liabilities		888,914	12,879,671
Total liabilities		1,235,542	14,617,576
Total equity and liabilities		7,694,259	6,302,765

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

As of December 31, 2023, 2022 and 2021

(in CHF)

	Note	Share Capital	Share Premium	Loans with Warrants Equity Component	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity / (Deficit)
As of January 1, 2021		114,172	177,230,300	-	61,297	(160,635,879)	16,769,890
Total comprehensive loss		-	-	-	-	-	-
Net loss		-	-	-		(17,058,443)	(17,058,443)
Other comprehensive income / (loss)		-	-	-	772	264,984	265,756
Total comprehensive loss		-	-	-	772	(16,793,459)	(16,792,687)

Transactions with owners of the Company
Capital increase / Exercise of warrants		20,822	7,083,869	-	-	-	7,104,691
Transaction costs		-	(156,817)	-	-	-	(156,817)
Conversion of loan		5,168	1,366,087	-	-	-	1,371,255
Share based/Asset purchase		7,735	2,447,081	-	-	1,078,800	3,533,616
Share based payments	16	1,746	540,956	-	-	663,601	1,206,303
Balance at December 31, 2021		149,643	188,511,476	-	62,069	(175,686,937)	13,036,251

As of January 1, 2022		149,643	188,511,476	-	62,069	(175,686,937)	13,036,251
Total comprehensive loss
Net loss		-	-	-	-	(26,528,411)	(26,528,411)
Other comprehensive income / (loss)		-	-	-	61,046	441,277	502,323
Total comprehensive loss		-	-	-	61,046	(26,087,134)	(26,026,088)

Transactions with owners of the Company

Capital increase		86,368	4,146,425		-	-	4,232,793
Transaction costs		-	(35,495)	-	-	-	(35,495)
Recognition of equity component of loans with warrants	30	-	-	134,929	-	-	134,929
Share based payments	16	-	-	-	-	342,799	342,799
Balance at December 31, 2022		236,011	192,622,406	134,929	123,115	(201,431,272)	(8,314,811)

As of January 1, 2023		236,011	192,622,406	134,929	123,115	(201,431,272)	(8,314,811)
Total comprehensive loss
Net loss		-	-	-	-	(3,869,173)	(3,869,173)
Other comprehensive income / (loss)		-	-	-	215,717	31,163	246,880
Total comprehensive loss		-	-	-	215,717	(3,838,010)	(3,622,293)

Transactions with owners of the Company

Capital increase	15	486,587	5,035,157	-	-	-	5,521,744
Proceeds from public offering	15	1,052,546	3,391,899				4,444,445
Proceeds from exercise of warrants	15	143	540,891	-	-	-	541,034
Transaction costs		-	(809,378)				(809,378)
Conversion of convertible loan	30	1,131,043	6,887,993	-	-	-	8,019,036
Reclassification equity component on conversion or repayment	30	-	469,151	(475,842)	-	-	(6,691)
Recognition of equity component of loans with warrants	30	-	-	475,842	-	-	475,842
Value of warrants and prefunded warrants	15		(4,086,688)	4,086,688			-
Fair value change of warrants		-	-	-	-	(8,376)	(8,376)
Reduction of share capital	15	(2,903,684)	2,903,684				-
Reduction of share premium	15	-	(186,852,242)	-	-	186,852,242	-
Transfer to profit or loss	27	-	-	-	(161,249)	-	(161,249)
Share based payments	16	-	-		-	379,414	379,414
Balance at December 31, 2023
		2,646	20,102,873	4,221,617	177,583	(18,046,002)	6,458,717

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2023, 2022, and 2021,

including cash flows from continuing and discontinued operations.

(in CHF)

	Note	2023	2022	2021
Cash flows from operating activities
Net loss		(3,869,173)	(26,528,411)	(17,058,443)
Adjustments for:
Depreciation	7, 8, 21. 22	119,304	118,887	76,357
Impairment of intangible assets	9, 21	-	12,397,148	1,529,929
Share in result of an associate	10	39,557	-	-
Gain on disposal of discontinued operations	27	(5,205,535)	-	-
Deferred income	19	-	932,200	-
Unrealized foreign currency exchange loss/(gain), net		180,349	(46,087)	(279,329)
Net interest expense	24	1,007,690	891,651	174,593
Share based payments	16	379,414	342,799	1,206,303
Transaction costs	24	-	1,137	-
Employee benefits		41,585	109,164	65,927
Revaluation loss/(gain) derivative financial instruments	15, 24, 30	166,192	(451,131)	410,918
(Gain)/loss on modification of financial instruments		(29,461)	-	-
Income tax loss/(gain)	25	(99,847)	(10,329)	21,620
		(7,269,925)	(12,242,972)	(13,852,125)
Changes in:
Inventories		(319,821)	827,577	(839,221)
Trade and other receivables		14,062	(103,601)	(340,119)
Prepayments		197,011	856,429	(1,297,537)
Trade and other payables		(3,299,680)	1,263,196	2,937,019
Accrued expenses		(832,711)	716,140	(280,755)
Net cash used in operating activities		(11,511,064)	(8,683,231)	(13,672,738)

Cash flows from investing activities
Purchase of intangibles	9	-	(2,142,806)	(3,325,952)
Cash received from other non-current financial assets		10,040	-	(179,104)
Investment in an associate	10	(490,000)	-	-
Interest received	24	505	969	-
Disposal of subsidiaries	27	1,924,324	-	-
Net cash from / used in investing activities		1,444,869	(2,141,837)	(3,505,056)

Cash flows from financing activities
Proceeds from offerings and warrant exercises	15, 31	10,507,223	3,962,618	6,842,940
Transaction costs	15	(786,292)	(35,496)	(156,817)
Proceeds from loans	30	2,500,000	6,038,627	-
Repayment of loan		(1,335,562)	-	(50,000)
Repayment of lease liabilities	8	(115,413)	(114,251)	(18,700)
Interest paid	8, 24, 30	(148,341)	(19,503)	(3,699)
Net cash from financing activities		10,621,615	9,831,995	6,613,724

Net increase / (decrease) in cash and cash equivalents		555,420	(993,073)	(10,564,070)
Cash and cash equivalents at beginning of the period		15,395	984,191	11,258,870
Net effect of currency translation on cash		46,594	24,277	289,391
Cash and cash equivalents at end of the period		617,409	15,395	984,191

Non-cash changes related to financial liabilities are disclosed in Note 5.

1. Reporting entity

Altamira Therapeutics Ltd. (the “Company”) is an exempted company incorporated under the laws of Bermuda. The Company began its operations as a corporation organized in accordance with Swiss law and domiciled in Switzerland under the name Auris Medical Holding AG (“Auris Medical (Switzerland)”). Following shareholder approval at an extraordinary general meeting of shareholders held on March 8, 2019 and upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act 1981 of Bermuda (the “Companies Act”), continued existence under the Companies Act as a Bermuda company with the name “Auris Medical Holding Ltd.” (the “Redomestication”). On March 18, 2019, the common shares of the Company began trading on the Nasdaq Capital Market under the trading symbol “EARS”. The Company’s registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. On July 21, 2021, the Company changed its name to Altamira Therapeutics Ltd. Since July 26, 2021, the Company’s common shares are traded under the trading symbol “CYTO”. On December 13, 2023, the Company effected a one-for-twenty reverse share split (the “2023 Reverse Share Split”) of the Company’s issued and outstanding common shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2023 Reverse Share Split, as if such 2023 Reverse Share Split occurred on the first day of the periods presented.

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Company” and individually as “Company entities”). The Company is the ultimate parent of the following Company entities:

●	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

●	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Altamira Therapeutics AG, Zug, Switzerland (100%), with a nominal share capital of CHF 100,000

●	Altamira Medica AG, Zug, Switzerland (49%), with a nominal share capital of CHF 3,000,000 1)

●	Altamira Therapeutics, Inc., Newark, Delaware, United States (100%) with a nominal share capital of $100

●	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

●	Auris Medical Pty Ltd, Melbourne, Australia (49%), with a nominal share capital of AUD 100 1)

1)	On November 21, 2023, the Company divested partially its Bentrio® business by selling a 51% stake in Altamira Medica AG, Zug, Switzerland, and its 100% subsidiary Auris Medical Pty Ltd, Melbourne, Australia. After the sale, the retained 49% stake is accounted for as investment in an associate using the equity method.

Altamira is a preclinical-stage biopharmaceutical company developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (OligoPhore™ / SemaPhore™ platforms). It currently has two flagship siRNA programs using its proprietary delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. The versatile delivery platform is also suited for mRNA and other RNA modalities and made available to pharma or biotech companies through out-licensing. In 2023 the Company took a first step in its repositioning around the RNA delivery business by spinning off a 51% stake in Altamira Medica AG, which manufactures and markets Bentrio®, an OTC nasal spray for allergic rhinitis. The Company intends to partner / divest also its AM-125 program, a nasal spray for vertigo (post Phase 2), as well as its early- to late-stage clinical development programs in tinnitus and hearing loss.

2. Basis of preparation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors and the Audit Committee of the Company on April 3, 2024.

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

Functional and reporting currency

These consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional (“functional currency”) and the Company’s reporting currency.

Going Concern

We have incurred recurring losses and negative cash flows from operations since inception and we expect to generate losses from operations for the foreseeable future primarily due to incurring research and development costs for our potential product candidates. We expect our research and development expenses to remain significant as we advance or initiate the pre-clinical and clinical development of our OligoPhore™/SemaPhore™ platforms, AM-401, AM-411 or any other product candidate. We expect our total additional cash need in 2024 to be in the range of CHF 6.5 to 7.5 million, which represents a substantial reduction compared to 2023 as we have completed the clinical development of Bentrio®, partially divested our Bentrio® business and significantly reduced headcount and expense levels.

The Board of Directors have considered the cash flow forecasts and the funding requirements of the business and continues to explore and pursue various funding opportunities, including licensing revenues and capital raises. Following the partial spin-off of the Bentrio® business, the Company intends to partner or divest also its inner therapeutic assets, notably the AM-125 development program, in order to focus on the development of its OligoPhore™/SemaPhore™ RNA delivery platform and the AM-401 and AM-411 flagship programs. The Board of Directors considers it feasible to generate CHF 8 to 10 million in funding within 12 months from the reporting date. At the date of issuing these financial statements, such plans have not yet been realized.

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

If additional capital is not available when required, the Company may need to delay or curtail its operations until such funding is received. Various internal and external factors will affect whether and when the Company’s product candidates can be out-licensed, The length of time and cost of developing these product candidates and/or failure of them at any stage of the development process will materially affect the Company’s financial condition and future operations. Such matters are not fully within the control of the Company and thus all associated outcomes are uncertain. We also expect to continue to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts, which could materially harm our business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company.

2023 Reverse Share Split

The Company effected the 2023 Reverse Share Split of its common shares at a ratio of 1-for-20 on December 13, 2023. No fractional common shares were issued as fractional common shares were settled in cash. Impacted amounts and share information included in the consolidated financial statements and notes thereto have been adjusted for the reverse share split as if such reverse share split occurred on the first day of the periods presented. Certain amounts in the notes to the consolidated financial statements may be slightly different than previously reported due to rounding of fractional shares as a result of the reverse share split.

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

Income taxes

As disclosed in Note 25 the Company has significant tax losses in Switzerland. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits in Switzerland prior to expiry of such losses. Tax losses may be used within 7 years from the year the losses arose.

The Company also has tax losses in the United States, 80% of which may be used for an unlimited period of time, or for a shorter time period in accordance with prevailing state law.

At December 31, 2023, the Company has not recorded any deferred tax assets in relation to these tax losses (December 31, 2022: CHF 41,430), Deferred tax assets on tax losses are only considered to the extent that they offset taxable temporary differences within the same entity. The key factors which have influenced management in arriving at this evaluation are the fact that the business is still in a development phase and the Company has not yet a history of making profits. Should management’s assessment of the likelihood of future taxable profits change, a deferred tax asset will be recorded. Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2023 fiscal year.

Development expenditures

The project stage forms the basis for the decision as to whether costs incurred for the Company’s development projects can be capitalized. We do not capitalize clinical development expenditures until the Company obtains regulatory approval (i.e. approval to commercially use the product), as this is considered to be essentially the first point in time where it becomes probable that future revenues can be generated. Up to 2022, direct development expenditures for the Company’s intranasal betahistine program for the treatment of vertigo (AM-125) were capitalized as the development is primarily focused on the delivery route and formulation and not the drug itself (already an approved generic) and aims to demonstrate higher bioavailability through intranasal delivery. All capitalized direct development expenditures were impaired as of December 31, 2022 based on the impairment test performed under IFRS. No development costs were capitalized in 2023.

As of each reporting date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed. As part of the process of preparing the Company’s financial statements, the Company is required to estimate its accrued expenses. This process involves reviewing contracts, identifying services that have been performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred for the service when it has not yet been invoiced or otherwise notified of the actual cost.

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

3. Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Transactions eliminated on consolidation

All inter-company balances, transactions and unrealized gains on transactions have been eliminated in consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Segment reporting

A segment is a distinguishable component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components.

The Chief Executive Officer is determined to be the Company’s Chief Operating Decision Maker (“CODM”). The CODM assesses the performance and allocates the resources of the Company as a whole, as all of the Company’s activities are focusing on the development of therapeutics for important unmet medical needs. Financial information is only available for the Company as a whole. Therefore, management considers there is only one operating segment under the requirements of IFRS 8, Operating Segments.

Foreign currency

Foreign currency transactions

Items included in the financial statements of Company entities are measured using the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are not re-translated.

Foreign operations

Assets and liabilities of Company entities whose functional currency is other than CHF are included in the consolidation by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting period. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transaction).

These foreign currency translation differences are recognized in Other Comprehensive income/(loss) and presented in the foreign currency translation reserve in equity. When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

Closing rates for the most significant foreign currencies relative to CHF:

		Geographical	Reporting	December 31,	December 31,
Currency		area	entities	2023	2022
CHF	Swiss Franc	Switzerland	5	1.0000	1.0000
USD	Dollar	United States	1	0.8451	0.9251
EUR	Euro	Europe	1	0.9287	0.9901
AUD	Dollar	Australia	1	0.5735	0.6305

Average exchange rates for the year for the most significant foreign currencies relative to CHF:

		Geographical	Reporting
Currency		area	entities	2023	2022
CHF	Swiss Franc	Switzerland	5	1.0000	1.0000
USD	Dollar	United States	1	0.8985	0.9550
EUR	Euro	Europe	1	0.9721	1.0050
AUD	Dollar	Australia	1	0.5971	0.6629

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

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

Intangible assets

Research and development

Expenditures on the Company’s research programs are not capitalized, they are expensed when incurred.

Expenditures on the Company’s development programs are generally not capitalized except if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. For the development projects of the Company, these criteria are generally only met when regulatory approval for commercialization is obtained. For the AM-125 program for the treatment of vertigo it was the Company’s assessment up to 2022 that the criteria mentioned above were met and therefore direct development expenditures were capitalized for AM-125 in 2021 and 2022, including intellectual property-related costs for the prosecution and registration of patents. As of December 31, 2022, all capitalized direct development costs related to AM-125 were impaired based on the impairment test performed under IFRS. The impairment was recognized as an R&D expense in 2022.

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

Amortization

All licenses of the Company have finite lives. Amortization will commence once the Company’s intangible assets are available for use which will be the case after regulatory approvals are obtained and the related products are available for use. Amortization of licenses is calculated on a straight-line basis over the period of the expected benefit or until the license expires, whichever is shorter. The estimated useful life is 10 years or the remaining term of patent protection. The Company assesses at each statement of financial position date whether intangible assets which are not yet ready for use are impaired.

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

The purchase price for Trasir comprised: (i) 1,911 non-registered common shares of the Company, par value CHF 4.00 per share, calculated based on a value of $2,500,000 divided by the average closing price of the Common Shares on the 15 trading days preceding the closing date (the “Reference Price”, which amounted to $1,308 per Common Share); (ii) contingent on the occurrence of positive results from a subsequent post-closing scientific study led by Trasir (“Positive Results”), $1,500,000 of common shares of the Company to be calculated based on the average closing price of the common shares on the 15 trading days preceding the occurrence of Positive Results; and (iii) $210,000 for expenses incurred by certain selling Trasir shareholders paid in $180,000 in cash and 23 non-registered common shares based on the Reference Price.

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

The acquisition of Trasir was treated as an asset acquisition because substantially all the fair value is concentrated in a single identifiable asset, the License Agreement with WU. The acquisition of the license is settled to a large extent in exchange for a variable number of the Company’s publicly listed shares. IFRS 2 “Share-based payments” was applied. With regards to the contingent part of the purchase price as mentioned under (ii) above, a downward adjustment of CHF 269,700 to the estimated fair value was made to reflect the possibility of not meeting the condition of Positive Results. As of December 31, 2022 and December 31, 2023, the total carrying amount of the license acquired amounted to CHF 3,893,681, including directly attributable transaction costs of CHF 198,246.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurements of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period during which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accumulation of interest and reduced by the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases. It also applies the lease of low-value assets recognition exemption to leases that are considered of low value (i.e. below CHF 5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

Associates

Where the Company has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statement of financial position at cost. An investment in an associate that represents the retained interest in a former subsidiary is recognized at its fair value at the date when control is lost. Subsequently associates are accounted for using the equity method, where the Company’s share of post-acquisition profits and losses and other comprehensive income is recognized in the consolidated statement of profit and loss and other comprehensive income (except for losses in excess of the Company’s investment in the associate unless there is an obligation to make good on those losses).

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associate. The investor’s share in the associate’s profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the associate. Where there is objective evidence that the investment in an associate has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

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

Discontinued operations

A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

Discontinued operations are presented in the consolidated statement of comprehensive income/(loss) as a single line which comprises the post-tax profit or loss of the discontinued operation along with the post-tax gain or loss recognized on the re-measurement to fair value less costs to sell or on disposal of the assets or disposal Companies constituting discontinued operations.

When an operation is classified as a discontinued operation, the comparative statement of profit or loss is re-presented as if the operation had been discontinued from the start of the comparative year. The objective is to provide the users of the financial statements with the most useful information to evaluate the financial effects of discontinued operations. Transactions between continuing and discontinued operations are presented as part of the respective continuing or discontinued operations. For the divested Bentrio business, this approach best reflects the continuance of the relationship. However, intragroup transactions between continuing and discontinued operations are eliminated in the financial statements as a whole.

Financial instruments

The Company classifies its financial assets in the following categories: loans and receivables based on the expected loss model. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Recognition and derecognition of non-derivative financial assets and liabilities

The Company initially recognizes loans and receivables and debt securities issued on the date when they are originated. All other financial assets and financial liabilities are initially recognized on the trade date.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

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

Cash and cash equivalents

The Company considers all short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value with original maturities of three months or less at the date of the purchase to be cash equivalents.

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

Impairment of non-derivative financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

●	default or delinquency by a debtor;

●	indications that a debtor or issuer will enter bankruptcy;

●	adverse changes in the payment status of borrowers or issuers;

●	the disappearance of an active market for a security; or

●	observable data indicating that there is measurable decrease in expected cash flows from a Company of financial assets.

Financial assets measured at amortized cost

The Company considers evidence of impairment for these assets at an individual asset level. An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Company considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Derivative Financial Instruments

Derivative financial instruments (assets) are accounted as the cost to obtain the rights from a third party to issue shares under the purchase agreement. The fair value calculation of the derivative financial instrument (asset) is adjusted on the utilization of the asset based on total dollar amount of the purchase agreement. At each period-end, relative to the portion of shares sold under the contract, a portion of the option value is derecognized to equity.

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

Embedded Derivatives

Derivatives may be embedded in another contractual arrangement. The Company accounts for an embedded derivative separately from the host contract when:

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

The 2023 FiveT convertible loan was classified as a compound financial instrument containing a host liability and two equity components (conversion right and warrants). The fair value of the liability component was determined first by discounting the future cash flows at the rate of interest that would apply to an identical financial instrument without these features. The equity components were measured at the residual amount, by deducting the amount calculated for the liability component from the fair value of the instrument as a whole. The residual amount was allocated to the two equity components based on their relative fair values. The host liability was subsequently measured at amortized cost, using the effective interest rate method.

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

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, where it is more likely than not that an outflow of resources will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Revenue recognition

The Company recognizes revenue from the license of intellectual property and from the sale of products. To assess revenue recognition for arrangements that the Company determines are within the scope of IFRS 15, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the services promised within each contract and determine those that are performance obligations and assess whether each promised service is distinct.

License of intellectual property

The Company recognizes as revenue its non-refundable license fees, milestone payments and royalties when its customer obtains control of promised services, in an amount that reflects the consideration which the Company expects to receive in exchange for those rendered services. If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues when the license conveys a right of use, or there is a right of access to the underlying intellectual property. However, revenue for a license that provides a right to use the Company’s intellectual property before the beginning of the period during which the customer is able to use and benefit from the license is deferred. Revenue from sales-based royalty, in exchange for a license of intellectual property is recognized only when the subsequent sale occurs and the performance obligation to which the sales-based royalty has been allocated has been satisfied (in whole or in part).

Sale of products

Up to the partial divestiture of the Bentrio Business on November 21, 2023, the Company sold a single product, Bentrio®, a drug-free nasal spray for protection against airborne viruses and allergens. Due to the partial divestiture of the Bentrio® business, revenue from Bentrio® sales in 2023 and 2022 is presented as part of the result from discontinued operations. Revenue from sale of products is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the product if no other agreement has been made. Revenue is net of value-added tax, rebates, discounts and returns.

Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related research and development costs for which the grants are intended to compensate. Government grants that are receivable as compensation for expenses already incurred are recognized in profit or loss in the period in which they become receivable. The income from grants related to R&D expenditures are presented separately under the heading of ‘other operating income’. Grants that relate to the acquisition of an asset are recognized in profit or loss as the asset is depreciated or amortized. These grants are recognized as a reduction in the cost of the asset.

Auris Medical Pty Ltd obtains credits under the Australian R&D Tax Incentive program (R&DITC) which are reported under discontinued operations. The program provides a tax offset of 43.5% of eligible R&D expenditures if the company qualifies as a Base Rate Entity (“BRE”), or a tax offset of 48.5% if the company is not a BRE. The assessment is carried out annually and the calculation of tax credits available are adjusted accordingly. If the tax offset exceeds the Company’s tax liability, the balance is paid in cash after submission of a valid claim. Based on the specific features of the program, IAS 20 Government Grants is applied for the accounting treatment of the Australian R&DITC. The reimbursement application is made by the Company annually, once the fiscal year is closed, based on the financial statements.

Altamira Therapeutics Inc (former Trasir Therapeutics Inc) has obtained a grant from the NIH National Institutes of Health, to compensate for R&D expenses related to the development of “a Peptide-Based Polyplex Platform for Nucleotides Delivery to the Sites of Inflammation”. The income from the NIH grant which is related to R&D expenditures is recognized in profit or loss as other operating income (refer to Note 20).

Earnings/(loss) per share

Basic earnings/(loss) per share are calculated by dividing the net profit/(loss) attributable to owners of the Company by the weighted average number of shares outstanding during the period. Diluted earnings/(loss) per share are calculated by dividing the net profit/(loss) attributable to the owners of the Company by the weighted average number of shares outstanding during the period adjusted for the conversion of all dilutive potential ordinary shares. Earnings/(loss) per share is calculated on the net profit/(loss) attributable to owners of the company as a whole and to continuing and discontinued operations (refer to notes 26 and 27).

4. New standards, amendments and interpretations adopted by the Company

In 2023, the following revised standards have been adopted:

IFRS 17	Insurance contracts

IAS 1	Amendments to IAS 1 and IFRS practice Statement 2, Disclosure of Accounting Policies

IAS 8	Amendments to IAS 8, Definition of Accounting Estimates

IAS 12	Amendments to IAS 12, Deferred tax related to Assets and Liabilities arising from a Single Transaction

IAS 12	Amendment to IAS 12, International Tax Reform – Pillar Two Model Rules

Adoption has not had a material impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2024, and have not been applied in preparing these consolidated financial statements.

				Planned
				application
			Effective	by the
Standard/Interpretation		Impact	date	Company
New standards, interpretations or amendments
IFRS 16	Amendments to IFRS 16, Liability in a Sale and Leaseback	1)	January 1,	FY 2024
			2024

IAS 1	Amendments to IAS 1, Classification of Liabilities as Current or Non-current	1)	January 1,	FY 2024
			2024

IAS 1	Amendments to IAS 1, Non-current liabilities with covenants	1)	January 1,	FY 2024
			2024

IAS 7	Amendments to IAS 7, Supplier finance agreements	1)	January 1,	FY 2024
			2024

IAS 21	Amendments to IAS 21, Lack of Exchangeability	1)	January 1,	FY 2025
			2025

1)	No material impact on the Company is expected from these standards and amendments issued but not effective.

5. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

	December 31,	December 31,
	2023	2022
Financial assets
At amortized cost
Cash and cash equivalents	617,409	15,395
Other non-current financial assets	80,001	194,263
Trade receivables	-	6,525
Other receivables	18,905	-
At fair value through profit and loss
Derivative financial instruments	247,090	270,176
Total financial assets	963,405	486,359

Financial liabilities
At amortized cost
Trade and other payables	440,413	4,914,404
Accrued expenses	348,841	1,977,614
Loan	-	5,869,797
Non-current lease liabilities	-	343,629
Current lease liabilities	99,659	117,856
At fair value through profit and loss
Derivative financial instruments	-	-
Total financial liabilities	888,913	13,223,300

Fair values

The carrying amount of cash and cash equivalents, financial assets, trade and other receivables, trade and other payables, accrued expenses, loan and lease liabilities is a reasonable approximation of their fair value due to the short-term nature of these instruments.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk, credit risk, interest rate and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2023 and 2022 to hedge risk exposures. The Company invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. The Company allocates its liquid assets to first tier Swiss or international banks.

Liquidity risk

The Company’s principal source of liquidity is its cash reserves which are mainly obtained through the issuance of new shares. The Company has succeeded in raising capital to fund its development activities to date and has raised funds that will allow it to meet short-term development expenditures. The Company will require regular capital injections to continue its development work, which may be dependent on meeting development milestones, technical results and/or commercial success. Management monitors rolling forecasts of the Company’s liquidity requirements to ensure it has sufficient cash to meet operational needs. The ability of the Company to maintain adequate cash reserves to sustain its activities in the medium term is highly dependent on the Company’s ability to raise further funds. Consequently, the Company is exposed to continued liquidity risk.

The table below analysis the remaining contractual maturities of financial liabilities, including estimated interest payments as of December 31, 2023 and 2022. The amounts disclosed in the table are the undiscounted cash flows:

			Between
	Carrying	Less than	3 months and	2 years and
	amount	3 months	2 years	later	Total
December 31, 2023
Trade and other payables	440,413	440,413	-	-	440,413
Accrued expenses	348,841	348,841	-	-	348,841
Loan and borrowings	-	-	-	-	-
Non-current lease liabilities	-	-	-	-	-
Current lease liabilities	99,659	33,677	67,354	-	101,031
Derivative financial instruments		-	-		-
Total	888,913	822,931	67,354	-	890,285

			Between
	Carrying	Less than	3 months and	2 years and
	amount	3 months	2 years	later	Total
December 31, 2022
Trade and other payables	4,914,404	4,914,404	-	-	4,914,404
Accrued expenses	1,977,614	1,977,614	-	-	1,977,614
Loan and borrowings	5,869,797	5,759,877	357,192	-	6,117,069
Non-current lease liabilities	343,629	-	130,200	227,850	358,050
Current lease liabilities	117,856	32,550	97,650	-	130,200
Derivative financial instruments		-	-		-
Total	13,223,300	12,684,445	585,042	227,850	13,497,337

Fair values as at
	December 31,	December 31,	Fair value
Financial assets / liabilities	2023	2022	hierarchy	Valuation technique(s) and key input(s)
Derivative financial	Liability	Liability	Level 2	Black-Scholes option pricing model
liabilities – Warrants from public offerings	—	—		The share price is determined by Company’s NASDAQ quoted price.
The strike price and maturity are defined by the contract. The volatility assumption is driven by Company’s historic quoted share price and the risk free rate is estimated based on observable yield curves at the end of each reporting period.

Derivative financial liabilities – Embedded derivatives of 2023 FiveT Convertible (portion classified as liability)	Liability —	Liability —	Level 3

Black-Scholes option pricing model The valuation is based on input parameters classified as level 3. Input parameters include the historical volatility of AMHL shares, risk-free rate, expected remaining life, expected exercise date and share prices of AMHL at valuation dates.

Derivative financial liabilities – Embedded derivatives of 2022 FiveT Convertible Loan	Liability —	Liability —	Level 3	Black-Scholes option pricing model The valuation is based on input parameters classified as level 3. Input parameters include the historical volatility of AMHL shares, risk-free rate, expected remaining life, expected exercise date and share prices of AMHL at valuation dates.

Derivative financial asset - Option LPC purchase agreement	Asset 247,090	Asset 270,176	Level 3	The fair value is equal to the price paid to the counterparty for obtaining the right under the purchase agreement. The price paid corresponds to the fair value of 2,500 commitment shares issued to LPC as consideration for its commitment to purchase our common shares under the purchase agreement.
Subsequent, the fair value is adjusted proportionally for the part of the right consumed through equity.

			Non-cash changes
		Financing	Fair
		Cash	value	Other
	01.01.2023	Flows 1)	revaluation	changes 2)	31.12.2023
Loans	5,869,797	1,164,438	166,192	(7,200,427)	-
Lease liabilities	461,485	(134,707)	-	(227,119)	99,659
Total	6,331,282	1,029,731	166,192	(7,427,546)	99,659

			Non-cash changes
		Financing	Fair
		Cash	value	Other
	01.01.2022	Flows 1)	revaluation	changes 2)	31.12.2022
Derivative financial instrument	1,233	-	(1,233)	-	-
Loans	-	6,038,627	-	(168,830)	5,869,797
Lease liabilities	575,736	(130,200)	-	15,949	461,485
Total	576,969	5,908,427	(1,233)	(152,881)	6,331,282

1)	The financing cash flows are from loan borrowings or loan and lease repayments.

2)	Other non-cash changes include conversion of convertible loan including de-recognition of embedded derivative and remeasurement of lease liability.

Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from trade and other receivables. The Company’s policy is to invest funds in low risk investments including interest bearing deposits. Trade and other receivables were current as of December 31, 2023 and December 31, 2022, not impaired and included only well-known counterparties.

The Company has been holding cash and cash equivalents in the Company’s principal operating currencies (CHF, USD, EUR and AUD) with international banks of high credit rating.

The Company’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

	December 31,	December 31,
	2023	2022
Financial assets
Cash and cash equivalents	617,409	15,395
Other non-current financial assets	80,001	194,263
Trade receivables	-	6,525
Other receivables	18,905	-
Total	716,315	216,183

Market risk

Currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various exposures, primarily with respect to US Dollar, Euro and Australian Dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The summary of quantitative data about the exposure of the Company’s financial assets and liabilities to currency risk was as follows:

	2023			2022
in CHF	USD	EUR	AUD	USD	EUR	AUD
Cash and cash equivalents	7,637	2,652	-	1,791	3,462	-
Trade and other receivables	1,371,060	-	-	1,523,292	91,864	879,531
Trade and other payables	(129,943)	(86,547)	-	(1,086,206)	(1,452,883)	-
Accrued expenses	(91,355)	(26,737)	-	(220,616)	(299,435)	-
Net statement of financial position exposure -asset/(liability)	1,157,400	(110,632)	-	218,261	(1,656,992)	879,531

As of December 31, 2023, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 57,870 (2022: CHF 10,913) increase or decrease in the net result. A 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 5,532 (2022: CHF 82,850) increase or decrease in the net result. Also, a 5% increase or decrease in the AUD/CHF exchange rate with all other variables held constant would have resulted in a CHF 0 (2022: CHF 43,977) increase or decrease in the net result. The Company has subsidiaries in the United States, and Ireland, whose net assets are exposed to foreign currency translation risk. Due to the small size of the subsidiaries the translation risk is not significant.

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

6. Segment information

Geographical information

The Company’s non-current assets by the Company’s country of domicile were as follows:

	December 31,	December 31,
	2023	2022
Switzerland	3,973,792	4,339,509
Australia	-	-
Total	3,973,792	4,339,509

Non-current assets for geographical information exclude financial instruments and investments in associated companies.

7. Property and Equipment

		Office
	Production	furniture
	equipment	and EDP	Total
At cost
As of January 1, 2022	353,488	233,706	587,194
Additions	-	-	-
Disposals	-	-	-
As of December 31, 2022	353,488	233,706	587,194
Additions	-	-	-
Disposals	-	-	-
As of December 31, 2023	353,488	233,706	587,194

Accumulated depreciation
As of January 1, 2022	(353,488)	(233,705)	(587,193)
Charge for the year	-	-	-
Disposals	-	-	-
As of December 31, 2022	(353,488)	(233,705)	(587,193)
Charge for the year	-	-	-
Disposals	-	-	-
As of December 31, 2023	(353,488)	(233,705)	(587,193)

Net book value
As of December 31, 2022	-	1	1
As of December 31, 2023	-	1	1

As of December 31, 2023, and 2022 no items of property and equipment were pledged.

8. Right-of-use assets and lease liabilities

	Office
Right-of-use assets	building	Total
At cost
As of January 1, 2022	594,436	594,436
Additions	-	-
Disposals	-	-
As of December 31, 2022	594,436	594,436
Additions	-	-
Remeasurement (revised lease term)	(246,413)	(246,413)
As of December 31, 2023	348,023	348,023

Accumulated depreciation
As of January 1, 2022	(29,722)	(29,722)
Charge for the year	(118,887)	(118,887)
Disposals	-	-
As of December 31, 2022	(148,609)	(148,609)
Charge for the year	(119,304)	(119,304)
Disposals	-	-
As of December 31, 2023	(267,913)	(267,913)

Net book value
As of December 31, 2022	445,827	445,827
As of December 31, 2023	80,110	80,110

	December 31,	December 31,
Low value and short-term lease expenses	2023	2022
Expense related to short-term leases	6,600	6,001
Expense related to leases of low value assets		-
Total	6,600	6,001

	December 31,	December 31,
Lease liabilities	2023	2022
As of January 1	461,485	575,736
Additions	-	-
Interest expense	19,294	15,949
Repayment of lease liability	(134,707)	(130,200)
Remeasurement (revised lease term)	(246,413)	-
As of December 31	99,659	461,485

thereof non-current	-	343,629
thereof current	99,659	117,856

	December 31,	December 31,
Maturities of lease liabilities	2023	2022
Year 1	101,030	130,200
Year 2	-	130,200
Year 3	-	130,200
Year 4	-	97,650
Year 5
Undiscounted lease payments	101,030	488,250
Less: unearned interest	(1,371)	(26,765)
Total	99,659	461,485

The total cash outflows for the principal element of lease payment amounted to CHF 0.1 million for the years ended December 31, 2023 and 2022.

9. Intangible assets

		IP & Data		Internally
	Licenses	rights	Patents	generated	Total
At cost
As of January 1, 2022	5,376,201	193,989	473,154	9,801,462	15,844,806
Exchange differences	-	-	-	-	-
Additions	-	-	275,281	1,700,503	1,975,784
As of December 31, 2022	5,376,201	193,989	748,435	11,501,965	17,820,590
Exchange differences	-	-	-	168	168
Additions	-	-	-	-	-
As of December 31, 2023	5,376,201	193,989	748,435	11,502,133	17,820,758

Accumulated amortization and impairment losses
As of January 1, 2022	(1,482,520)	(47,409)	-	-	(1,529,929)
Impairment		(146,580)	(748,435)	(11,502,133)	(12,397,148)
As of December 31, 2022	(1,482,520)	(193,989)	(748,435)	(11,502,133)	(13,927,077)
Impairment	-	-	-	-	-
As of December 31, 2023	(1,482,520)	(193,989)	(748,435)	(11,502,133)	(13,927,077)

Net book value
As of December 31, 2022	3,893,681	-	-	-	3,893,681
As of December 31, 2023	3,893,681	-	-	-	3,893,681

Intangible assets comprise upfront and milestone payments related to licenses and capitalized development costs.

Commencing with the business year 2018, the Company recorded intangibles related to direct development expenditure of its AM-125 program. In 2019, a US patent on AM-125 was issued and a related EU application was allowed. As a consequence, we started to capitalize patent prosecution and registration costs until and including the year 2022, where CHF 275,281 for patents and CHF 1,700,503 of internal development costs were capitalized.

Based on the impairment testing performed under IFRS as of December 31, 2022, all intangible assets related to the AM-125 project were written off. Accordingly, in the year 2022 the Company recorded an impairment of CHF 12,397,148 to its recoverable amount for AM-125 taking in consideration uncertainties regarding the realization of the cash flows in connection with the planned sale or the out-licensing of the AM-125 assets. The recoverable amount was calculated based on an out-license model of AM-125 at current development stage. The recoverable amount of the relevant intangible asset has been determined to be nil on the basis of their value in use, with consideration of fair value less costs of disposal not supporting a higher recoverable amount. In the year 2023 no development costs were capitalized.

As at December 31, 2023, intangible assets only include a license. The license is related to the acquisition of Trasir Therapeutics Inc. in 2021, which was treated as an asset acquisition because substantially all the fair value of Trasir was concentrated in a worldwide exclusive license agreement with Washington University (Note 3). Amortization will commence once the intangible assets are available for use, which will be the case after regulatory approvals are obtained and the related products are available for use.

10. Investment in an associate

On November 21, 2023 the Company closed the transaction for the partial divestiture of its Bentrio® business, by selling a 51% stake in its subsidiary Altamira Medica AG (“Medica”). The transaction also includes the sale of Auris Medical Pty Ltd, Melbourne (Australia), a wholly owned subsidiary of Altamira Medica AG. The two companies sold represent the entirety of the Bentrio® business and are presented as discontinued operations.

Until the date of the transaction, Altamira Medica AG and Auris Medical Pty Ltd., Melbourne (Australia), were fully consolidated as the Company had control of these wholly owned subsidiaries. Following the sale, the new owner holds the majority of the voting rights and may appoint a majority of the Board of Directors of Medica. As a result of the transaction the Company has lost control but has the power to participate in the financial and operating policy decisions of its former subsidiary. Therefore, the retained share of 49% in Medica is accounted for as investment in an associate using the equity method.

Further, the transaction included a cash contribution of CHF 1,000,000 in total to Altamira Medica’s capital by its two shareholders pro rata of their shareholdings following the closing. Accordingly, the Company has contributed CHF 490,000 in cash to its investment in Altamira Medica.

The following table illustrates the summarized financial information of the Company’s investment in Altamira Medica:

December 31,
2023
Current assets	1,793,690
Non-current assets	-
Current liabilities	(897,665)
Non-current liabilities	(989,411)
Equity	(93,386)
Company’s share in equity - 49%	(45,759)
Goodwill	2,463,071
Company’s carrying amount of the investment	2,417,312

The associate had no contingent liabilities or capital commitments as at December 31, 2023.

Nov 22, 2023 to Dec 31, 2023
Revenue from contracts with customers	379
Cost of sales	(33,967)
Operating expenses	(29,321)
Finance costs	(15,732)
Profit before tax	(78,641)
Income tax expense	(2,087)
Profit after tax	(80,728)
Other comprehensive income	14,018
Total comprehensive income	(66,710)
Company’s share of loss of associate for the period	(39,557)

11. Inventories

	December 31,	December 31,
	2023	2022
Finished goods	-	11,644
Total	-	11,644

At December 31, 2022 the Company’s inventory of finished goods consisted of the product Bentrio®, a drug-free nasal spray for protection against airborne viruses and allergens. Bentrio® has a limited shelf life, which may affect the salability of the product, and is packaged in various configurations (stock keeping units, “SKUs”) for different markets and in different languages to address specific requirements under national rules and regulations or by trade channels. Based on a management review of the inventory as at December 31, 2022 for any obsolete or slow-moving items, the Company wrote down finished good inventories in the amount of CHF 0.9 million in 2022. After the Bentrio Business was sold in November 2023, the Company no longer had any inventory as at December 31, 2023.

12. Other receivables

	December 31,	December 31,
	2023	2022
R&D tax credit receivable	-	672,600
Value added tax receivable	22,036	78,650
Receivable from suppliers and other	52,787	4,737
Total other receivables	74,823	755,987

The R&D tax credit receivable as of December 31, 2022 relates to the reimbursement application for compensation of R&D expenditures incurred in 2022 under the Australian R&D Tax Incentive program. The subsidiary Auris Medical Pty Ltd, Melbourne, Australia, which is eligible for the tax credit, was sold in 2023. Other receivables were not considered impaired in the years presented herein. Receivable from suppliers include CHF 18,905 receivable from an associate.

13. Prepayments

	December 31,	December 31,
	2023	2022
Advance payments to suppliers	212,579	659,861
Insurance	71,253	49,405
Total prepayments	283,832	709,266

14. Cash and cash equivalents

	December 31,	December 31,
	2023	2022
Cash in bank accounts	617,409	15,395
Cash on hand	-	-
Total cash and cash equivalents	617,409	15,395

15. Capital and reserves

Share capital

The issued share capital of the Company at December 31 consisted of:

	December 31,		December 31,
	2023		2022
	Number	USD	Number	CHF
Common shares with par value of USD 0.002 each*	1,477,785	2,956	59,003	236,011
Total	1,477,785	2,956	59,003	236,011

	Common Shares
	(Number)
	2023	2022
As of January 1	59,003	37,411
Exercise of warrants	81,274	-
Public Offering	555,556	-
LPC equity line	17,500	15,750
ATM program	104,147	5,842
Conversion convertible loans	660,345	-
Fractional shares eliminated upon reverse split	(40)	-
Total, as of December 31	1,477,785	59,003

*	The par value of the common shares was reduced from CHF 4.00 and changed to USD 0.0001 following approval the Company’s special general meeting of October 31, 2023, and subsequently the board of directors in December 2023 consolidated the then common shares of par value $0.0001 each at a ratio of 20:1, into common shares of par value $0.002 each. In total the share capital was reduced by CHF 2,903,684 to CHF 2,646 (USD 2,956) and the amount of the reduction was credited to share premium.

On July 10, 2023, the Company closed a public offering of 43,750 common shares and 511,806 pre-funded warrants and accompanying common warrants to purchase up to 555,556 common shares, at a combined public offering price of $9.00 per share, pre-funded warrant and accompanying common warrant. The common warrants have an exercise price of CHF 8.00 per share, are exercisable immediately and expire five years from the date of issuance. The Company additionally granted 36,113 warrants to the Placement Agent with a strike price of CHF 10.00 and an exercise period of 5 years. As of December 31, 2023, all pre-funded warrants were exercised for a total amount of $112,597 (CHF 102,361). The total gross proceeds from the offering amounted to $5,000,000 (CHF 4,444,445). Directly related transaction costs of $ 718,767 (CHF 639,873) were recorded as a deduction in equity. The fair value of each of the warrants issued was calculated using the Black-Scholes valuation model. The fair value calculation assumptions included volatility of 107.34% and an annual risk-free rate of 4.25%. The total fair value of the warrants issued amounted to CHF 3,921,647 and was recorded in equity as a cost of the offering.

On May 1, 2023, we entered into a convertible loan agreement with FiveT IM, pursuant to which FiveT IM has agreed to loan to the Company CHF 2,500,000, which bears interest at the rate of 10% per annum and matures 22 months from May 4, 2023 (the “2023 FiveT Loan”). FiveT IM will have the right to convert all or part of the convertible loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.99% of the common shares at any time. The conversion price was fixed at CHF 28.40 per common share (subject to adjustment for share splits or other similar events).

Commencing 60 days after May 4, 2023 we must repay at least 1/20th of the outstanding loan plus accrued interest pro rata in monthly tranches which, at our discretion, may be paid at any time during the month either in: (i) cash plus 3% of the principal amount of the tranche or (ii) common shares, or a combination of both. Such shares will be priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price (“VWAP”) for common shares on the repayment date. We made the last amortization of the 2023 FiveT Loan on December 8, 2023. In total, we made aggregate cash payments of CHF 387,045 and issued an aggregate 443,294 common shares at an average price of CHF 5.07 to FiveT IM under the 2023 FiveT Loan.

Share premium

By decision of the Annual General Meeting of June 27, 2023, the share premium of the company was reduced by an amount of CHF 186,852,242 and credited to the contributed surplus account of the Company.

Further, FiveT IM received warrants to purchase an aggregate of 81,274 common shares at an exercise price of CHF 30.76 per common share, which may be exercised up to five years. On December 7, 2023, we entered into a letter agreement (the “Warrant Inducement Agreement”) under which FiveT IM was granted the option to exercise the warrants by or before December 14, 2023 at a reduced exercise price which was defined as 90% of the daily trading volume weighted average price for our common shares on the NASDAQ stock exchange on the trading day following the date of each such exercise and receive additional warrants upon any such exercise. FiveT IM exercised all existing warrants at the weighted average exercise price of CHF 6.656 per common share, yielding proceeds of CHF 541,034 to the Company. The repricing in accordance with the warrant inducement agreement led to a reclassification of a portion of the existing warrants from equity to derivative financial liabilities. A revaluation gain from derivative financial instruments of CHF 15,066 was realized on the revaluation of the existing warrants between the date of the Warrant Inducement Agreement and the date of the exercise of the warrants. The fair value was determined using Black-Scholes valuation model. On December 15, 2023, we issued to FiveT IM new warrants to purchase 81,274 common shares at CHF 6.656 each for six months from their date of issuance and to purchase 81,274 common shares at CHF 6.656 each for two years from their date of issuance. The fair value of the new warrants issued was calculated using the Black-Scholes valuation model. Fair value assumptions included volatility of 113.4% and 115.0% and annual risk-free interest rates of 5.4% and 4.7% for the new warrants issued with 0.5 and 2 years maturity. The total fair value of the new warrants issued was CHF 165,041 and was recorded in equity.

On February 4, 2022, the Company entered into a convertible loan agreement with FiveT IM. The convertible loan of CHF 5.0 million, as amended (the “2022 FiveT Loan”) carried interest at the rate of 10% per annum and was to mature on May 31, 2023. FiveT IM had the right to convert all or part of the 2022 FiveT Loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.9% of the common shares at any time. On April 13, 2023, the Company and FiveT IM entered into an amendment to the 2022 FiveT Loan (the “2022 FiveT Loan Amendment”), which amended the conversion price of the 2022 FiveT Loan to a fixed price equal to the lower of (a) the mean daily VWAP of the Company’s common shares on the Nasdaq Stock Market on the 20 trading days preceding the effective date of the 2022 FiveT Loan Amendment or (b) 90% of the VWAP on the effective date of the 2022 FiveT Loan Amendment. From April 13, 2023 to April 17, 2023, FiveT IM converted the entire 2022 FiveT Loan into an aggregate 217,051 common shares at a conversion price of $28.95 (CHF 25.73) per share. As a result, the 2022 FiveT Loan is no longer outstanding and has been terminated.

On December 5, 2022, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2022 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to $10,000,000 of our common shares over the 24-month term of the purchase agreement. As consideration for LPC’s irrevocable commitment to purchase common shares upon the terms of and subject to satisfaction of the conditions set forth in the 2022 Commitment Purchase Agreement, the Company agreed to issue 2,500 common shares immediately to LPC as commitment shares. In 2023, we issued an aggregate 17,500 common shares for aggregate proceeds of $854,475 (CHF 776,198) to LPC under the 2022 Commitment Purchase Agreement. The 2022 Commitment Purchase Agreement replaced the 2020 Commitment Purchase Agreement. Under the 2020 Commitment Purchase Agreement, LPC agreed to subscribe for up to $10,000,000 of our common shares over the 30-month term of the purchase agreement. Prior to its termination we had issued 16,250 common shares for aggregate proceeds of $4.0 million to LPC under the 2020 Commitment Purchase Agreement.

On November 30, 2018, we entered into the A.G.P. Sales Agreement with A.G.P. Pursuant to the terms of the A.G.P. Sales Agreement, as amended on April 5, 2019, we may offer and sell our common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the A.G.P. Sales Agreement, we may sell common shares up to a maximum aggregate offering price of $25.0 million. In 2023, we sold 104,147 shares under the ATM for aggregate proceeds of $5.1 million (CHF 4.7 million). We terminated the A.G.P. Sales Agreement effective January 1, 2024. Prior to its termination, we sold an aggregate 123,512 of our common shares for an aggregate offering price of $13.1 million pursuant to the A.G.P. Sales Agreement. The related transaction costs were charged to equity.

Authorized share capital

Our authorized share capital as of December 31, 2023 consisted of 5,000,000 common shares, par value $0.002 per share, and 20,000,000 preference shares, par value $0.0001 per share.

16. Share-based compensation

Description

In 2014, the Company introduced an equity incentive plan (the (“EIP”), which was amended in 2017 and 2019. In 2023, the Company granted 138,907 options (2022: 4,885 options) under the EIP.

Holders of vested options are entitled to purchase common shares of the Company. Under the Equity Incentive Plan, the Board of Directors defined the exercise price as the average daily closing price of the Company’s shares during the 30 days preceding the date of grant. All options are to be settled by the physical delivery of shares. The key terms and conditions related to the grants under these programs at December 31, 2023 are as follows:

	Number of		Contractual
	options		life of
Plan	outstanding	Vesting conditions	options
Equity Incentive Plan Board	7,898	1 year service from grant date	6 years
Equity Incentive Plan Management & Staff	68,713	2 years’ service from grant date (50%)	8 years
Equity Incentive Plan Management & Staff	68,713	3 years’ service from grant date (50%)	8 years

Measurement of fair values

The fair value of the options was measured based on the Black-Scholes formula.

Stock Option Plan
	Equity Incentive	Equity Incentive	Equity Incentive	Equity Incentive
	Plan 2023	Plan 2023	Plan 2022	Plan 2022
Fair value at grant date	USD 1.72 (2 year vesting) 1) USD 1.96 (3 year vesting) 1)	USD 6.674 (1 year vesting) 2) USD 10.918 (2 year vesting) 2) USD 12.82 (3 year vesting) 2)	USD 86.94 (2 year vesting) 1) USD 100.22 (3 year vesting) 1)	USD 132.88 (1 year vesting) 2) USD 175.2 (2 year vesting) 2) USD 212.08 (3 year vesting) 2)

Share price at grant date	USD 2.92	USD 19.2	USD 149.6	USD 356
Exercise price	USD 2.92	USD 19.2	USD 127.06	USD 415.60
Expected volatility	108.87%	111.23%	100.2%	99.1%
Expected life	2 and 3 years	1, 2 and 3 years	2 and 3 years	1, 2 and 3 years
Expected dividends	—	—	—	—
Risk-free interest rate	4.90%	4.37%	4.45%	2.87%

1)	October grants for the respective year

2)	April grants for the respective year

The Company uses its own historic volatility to calculate expected volatility. The expected life of all options is assumed to correspond to the vesting period.

The total expense recognized for equity-settled share-based payment transactions were CHF 379,414 in 2023 (2022: CHF 342,799, 2021: CHF 1,206,303).

The number and weighted average exercise prices (in CHF) of options under the share option programs are as follows:

The range of exercise prices for outstanding options was CHF 2.46 to CHF 10,637 as of December 31, 2023 and CHF 117.6 to CHF 11,693.20 as of December 31, 2022.

	2023			2022
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	exercise	remaining	Number of	exercise	remaining
	options	price	term	options	price	term
Outstanding at January 1	7,884	385.60	6.22	3,324	660.00	6.56
Expired during the year	-	-	-	-	-	-
Forfeited during the year	(1,467)	-	-	(325)	-	-
Exercised during the year		-	-	-	-	-
Granted during the year	138,907	4.76	-	4,885	188.00	-
Outstanding at December 31	145,324	22.17	5.62	7,884	385.60	6.22
Exercisable at December 31	2,630	-	-	1,440	-	-

17. Trade and other payables

	December 31,	December 31,
	2023	2022
Trade accounts payable - third parties	413,111	4,767,940
Other	27,303	146,464
Total trade and other payables	440,414	4,914,404

18. Accrued expenses

	December 31,	December 31,
	2023	2022
Accrued research and development costs including milestone payments	87,522	741,291
Professional fees	17,412	326,365
Accrued vacation & overtime	52,368	46,868
Employee benefits incl. share based payments	190,610	362,497
Accrued interest	-	457,812
Other	929	42,781
Total accrued expenses	348,841	1,977,614

19. Deferred income

	December 31,	December 31,
	2023	2022
Upfront payment	-	932,200
Total deferred income	-	932,200

As of December 31, 2022, deferred income included an upfront payment of $1 million (CHF 0.9 million) related to the exclusive licensing and distribution agreement with Nuance for Bentrio® in the defined territory. Revenue recognition for the upfront payment is deferred until transfer of production to Nuance, which will occur 4 years after Nuance obtaining the first national registration of Bentrio® in the territory or upon Nuance’s cumulative orders for Bentrio® reaching a contractually defined minimum quantity of Bentrio® from the Company, whichever comes later. Deferred income at December 31, 2023 is zero, as this item is part of the net assets disposed in the sale of Altamira Medica.

20. Other operating income

	2023	2022	2021
Income from Government grants	228,302	-	-
Other income	27,287	9,327	-
Total other operating income	255,589	9,327	-

Revised for the reclassification of certain activities as discontinued operations in 2022 and 2021 – refer to Notes 1, 10 and 27.

21. Research and development expense

	2023	2022	2021
Pre-clinical projects	505,031	389,673	96,840
Clinical projects	128,717	67,096	63,757
Product and process development	364,392	199,225	164,684
Employee benefits and expenses	1,429,564	1,426,299	934,577
Patents and trademarks	414,718	155,589	333,519
Regulatory projects	59,531	34,098	32,564
Impairment intangible assets	-	12,338,837	1,529,929
Depreciation tangible assets	-	-	46,635
Other research and development expense	133,459	10,753	-
Total research and development expense	3,035,413	14,621,570	3,202,505

Revised for the reclassification of certain activities as discontinued operations in 2022 and 2021 – refer to Notes 1, 10 and 27.

22. General and administrative expenses

	2023	2022	2021
Employee benefits and expenses	655,967	645,138	1,371,526
Business development	15,348	15,727	39,916
Travel expenses	43,055	95,503	75,829
Administration expenses	2,274,159	2,517,309	2,098,866
Lease expenses from short-term lease	15,705	6,001	52,280
Depreciation of Right-of-use assets	119,304	118,887	29,722
Depreciation of tangible assets	-	-	-
Capital tax expenses	12,738	3,110	706
Total general and administrative expenses	3,136,275	3,401,676	3,668,845

Revised for the reclassification of certain activities as discontinued operations in 2022 and 2021 – refer to Notes 1, 10 and 27.

23. Employee benefits

	2023	2022	2021
Salaries	2,145,943	2,815,411	1,865,633
Pension costs	172,460	266,256	165,801
Other social benefits	293,753	294,017	275,258
Share based payments costs	379,414	342,799	1,223,696
Other personnel expenditures	9,999	2,024	214,940
Total employee benefits	3,001,569	3,720,507	3,745,328
Employee benefits attributable to continuing operations	2,243,955	2,071,436	2,375,668
Employee benefits attributable to discontinued operations	757,614	1,649,071	1,369,660

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

The old age benefits are based on retirement savings for each employee, coupled with annual retirement credits and interest (there is no possibility to credit negative interest). At retirement age, the insured members can choose whether to take a pension for life, which includes a spouse’s pension, or a lump sum. In addition to retirement benefits, the plan benefits also include disability and death benefits. Insured members may also buy into the scheme to improve their pension provision up to the maximum amount permitted under the rules of the plan and may withdraw funds early for the purchase of a residential property for their own use subject to limitations under Swiss law. On leaving the Company, retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This type of benefit may result in pension payments varying considerably between individual years. In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits. In Switzerland, the minimum interest rate applicable to these minimum retirement savings is set by the Swiss Federal Council at least once every two years. The rate was 1.00% in 2021, 1.00% in 2022 and 1.00% in 2023.

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

For accounting purposes under IFRS, the plan is treated as a defined benefit plan.

The following tables present information about the net defined benefit liability and its components:

Change in defined benefit obligation

	2023	2022
Defined benefit obligation at January 1	3,544,161	4,677,632
Service costs	163,101	256,336
Plan participants’ contribution	130,875	154,116
Interest cost	76,139	13,762
Actuarial losses	104,860	(931,636)
Plan amendments	-	-
Benefits paid through pension assets	(78,957)	(626,049)
Defined benefit obligation at December 31	3,940,179	3,544,161

The defined benefit obligation includes only liabilities for active employees. The weighted average modified duration of the defined benefit obligation at December 31, 2023 is 17.7 years (2022: 17.1 years).

Change in fair value of plan assets

	2023	2022
Fair value of plan assets at January 1	3,207,955	4,009,313
Interest income	71,813	12,187
Return on plan assets excluding interest income	136,023	(490,359)
Employer contributions	130,875	154,116
Plan participants’ contributions	130,875	154,116
Benefits paid through pension assets	(78,957)	(626,049)
Administration expense	(5,033)	(5,369)
Fair value of plan assets at December 31	3,593,551	3,207,955

Expected employer and plan participants’ contributions to the plan for the annual reporting period 2024 are CHF 128,608 each.

	December 31,	December 31,
	2023	2022
Present value of funded defined benefit obligation	3,940,179	3,544,161
Fair value of plan assets	(3,593,551)	(3,207,955)
Net defined benefit liability	346,628	336,206

Defined Benefit Cost

	2023	2022	2021
Service cost	163,101	256,336	159,085
Net interest expense	3,270	1,575	1,878
Administration expense	4,259	5,369	6,030
Total defined costs for the year recognized in profit or loss	170,630	263,280	166,993

Remeasurement of the Defined Benefit Liability

	2023	2022	2021
Actuarial loss (gain) arising from changes in financial assumptions	247,262	(876,841)	(74,284)
Actuarial loss (gain) arising from experience adjustments	(138,497)	(54,795)	463,238
Actuarial gain arising from demographic assumptions	(3,905)	-	(229,109)
Return on plan assets excluding interest income	(136,023)	490,359	(424,829)
Total defined benefit cost for the year recognized in other comprehensive income	(31,163)	(441,277)	(264,984)

Assumptions

	2023	2022	2021
Discount rate	1.50%	2.20%	0.30%
Future salary increases	1.35%	1.60%	0.85%
Pension indexation	0.00%	0.00%	0.00%
	BVG2020	BVG2020	BVG2020

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	2023	2022
Change in assumption	0.25% increase	0.25% increase
Discount rate	(141,340)	(177,546)
Salary increase	(22,950)	23,058
Pension indexation	78,491	63,916
Change in assumption	+1 year	+1 year
Life expectancy	63,383	48,531

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligations to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as that used in calculating the pension liability recorded on consolidated balance sheets. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

24. Finance income and finance expense

	2023	2022	2021
Interest income	302,249	114,268	26,990
Net foreign currency exchange gain	-	-	47,161
Revaluation gain from derivative financial instruments	15,066	451,131	5,085
Gain on modification of financial instruments	36,778	-	-
Total finance income	354,093	565,399	79,236
Interest expense (incl. bank charges)	1,032,444	904,345	14,112
Net foreign currency exchange loss	447,456	305,560	-
Revaluation loss from derivative financial instruments	181,258	-	-
Loss on modification of financial instruments	7,317	-	-
Transaction costs	-	1,137	-
Total finance expense	1,668,475	1,211,042	14,112
Finance expense, net	(1,314,382)	(645,643)	65,124

Revised for the reclassification of certain activities as discontinued operations in 2022 and 2021 – refer to Notes 1, 10 and 27.

In 2023, the revaluation gain from derivative financial instruments of CHF 15,066 relates to the fair value change of warrants attached to the 2023 FiveT convertible loan. The revaluation loss from derivative financial instruments of CHF 181,258 is related to the revaluation of the financial derivatives embedded in the 2022 FiveT convertible loan at conversion. The gain and loss on modification of financial instruments of CHF 36,778 and CHF 7,317 respectively, were realized on the modification of loans with warrants. In 2022, the revaluation gain from derivative financial instruments of CHF 451,131 includes CHF 449,898 related to the revaluation of the financial derivatives embedded in the 2022 FiveT convertible loan and CHF 1,233 related to the revaluation of outstanding warrants from public offerings.

Total interest expense recognized using the effective interest rate method amounted to CHF 1,007,437 in 2023, CHF 892,005 in 2022 and CHF 4,991 in 2021.

25. Taxation

The Group’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

	2023	2022	2021
Deferred income tax expense from continuing operations	-	(11,604)	(431,164)
Deferred income tax gain from continuing operations	-	19,524	549,109
Deferred income tax expense from discontinued operations	-	(52,004)	(139,565)
Deferred income tax gain from discontinued operations	99,847	54,413	-
Income tax gain/(loss)	99,847	10,329	(21,620)

The Company’s effective income tax expense differed from the expected theoretical amount computed by applying the Company’s applicable weighted average tax rate of 15.8% in 2023 (2022: 13.7%, 2021: 13.5%) as summarized in the following table:

Reconciliation	2023	2022	2021
Loss before income tax from continuing operations	(7,270,038)	(18,659,562)	(6,806,226)
Profit before income tax from discontinued operations	3,301,018	(7,879,178)	(10,230,597)
Accounting Profit before income tax	(3,969,020)	(26,538,740)	(17,036,823)
Income tax at statutory tax rates applicable to results in the respective countries	626,286	3,641,775	2,348,057
Effect of unrecognized temporary differences	(5,423)	(125,260)	(632,031)
Effect of unrecognized taxable losses	(543,086)	(3,015,088)	(1,885,486)
Effect of impact from application of different tax rates	(43,534)	(491,098)	223,215
Other effects	65,604	-	(75,375)
Income tax gain	99,847	10,329	(21,620)
Income tax gain reported in the statement of profit or loss	-	7,919	117,945
Income tax gain/(loss) attributable to discontinued operations	99,847	2,410	(139,565)

As of December 31, 2023, the Company had unrecognized tax loss carryforwards amounting to CHF 60.6 million (2022: CHF 103.1 million), of which CHF 59.0 million related to Auris Medical AG, Otolanum AG and Altamira Therapeutics AG in Switzerland and CHF 1.6 million to Altamira Therapeutics Inc. in the United States (2022: CHF 101.4 million for Auris Medical AG, Otolanum AG, Zilentin AG and Altamira Medica AG and CHF 1.7 million for Auris Medical Inc.).

The Company’s unrecognized tax loss carryforwards with their expiry dates are as follows:

	December 31,	December 31,
	2023	2022
Within 1 year	22,717,044	27,956,899
Between 1 and 3 years	13,625,930	31,668,498
Between 3 and 7 years	22,681,981	41,797,708
More than 7 years	1,581,616	1,691,572
Total	60,606,571	103,114,677

Due to the uncertainty surrounding the future results of operations and the uncertainty as to whether the Company can use the loss carryforwards for tax purposes, deferred tax assets on tax loss carryforwards were only considered to the extent that they offset taxable temporary differences within the same taxable entity. No deferred tax assets are calculated on temporary differences related to pension obligations from IAS 19.

The tax effect of the major unrecognized temporary differences and loss carryforwards is presented in the table below:

	December 31,	December 31,
	2023	2022
Deductible temporary differences
Deferred income	-	111,025
Employee benefit plan	45,200	43,841
Total potential tax assets	45,200	154,866
Potential tax assets from loss carry-forwards not recognized	7,936,946	13,297,723
Total potential tax assets from loss carry-forwards and temporary differences not recognized	7,982,146	13,452,589

26. Loss per share

Loss per share	2023	2022	2021
Loss attributable to owners of the Company	(3,869,173)	(26,528,411)	(17,058,443)
Weighted average number of shares outstanding	491,258	45,536	33,116
Basic and diluted loss per share	(7.88)	(582.58)	(515.11)

Loss per share for continuing operations	2023	2022	2021
Loss attributable to owners of the Company	(7,270,038)	(18,651,643)	(6,688,281)
Weighted average number of shares outstanding	491,258	45,536	33,116
Basic and diluted loss per share	(14.80)	(409.60)	(201.97)

For the years ended December 31, 2023 and 2022 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the Stock Option Plans (Note 16) as they would be anti-dilutive. As of December 31, 2023, the Company had 145,324 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2023 and December 31, 2023 was 41,803 (45,536 for the period between January 1, 2022 and December 31, 2022). As of December 31, 2023, the Company had warrants to purchase up to 759,167 of its common shares issued and outstanding (as of December 31, 2022, the Company had warrants to purchase up to 4,958 common shares).

27. Discontinued operations

On November 21, 2023 the Company closed the transaction for the partial divestiture of its Bentrio® business, by selling a 51% stake in its subsidiary Altamira Medica AG. The transaction also includes the sale of Auris Medical Pty Ltd, Melbourne (Australia), a wholly owned subsidiary of Altamira Medica AG. The two companies sold represent the entirety of the Bentrio® business and are presented as one discontinued operation. The retained share of 49% in Altamira Medica is accounted for as investment in an associate using the equity method.

The gain on disposal of discontinued operations was determined as follows:

November 21, 2023
Cash consideration received	2,040,000
Other consideration received	32,685
Total consideration received	2,072,685

Net assets disposed:
Inventories	(331,466)
Prepaid expenses	(218,395)
Receivables and other assets	(677,544)
Cash and cash equivalents	(115,676)
Trade and other payables	1,104,399
Accrued liabilities	318,083
Deferred income	932,200
Foreign currency translation reserve, transfer to profit or loss	161,249
Total net assets disposed incl. currency translation reserve	1,172,850
Remeasurement of retained interest at fair value	1,960,000

Pre-tax gain on disposal of discontinued operation	5,205,535
Related tax expense	-
Gain on disposal of discontinued operation	5,205,535

Net cash inflow on disposal of discontinued operations
Cash consideration received	2,040,000
Cash disposed of	(115,676)
Net cash inflow on disposal	1,924,324

Result of discontinued operations:

	2023	2022	2021
Revenue	157,834	305,616	63,882
Cost of Sales	(191,922)	(1,443,855)	(2,240,554)
Other income	131,702	700,122	214,217
Operating expenses	(1,870,939)	(7,680,444)	(7,934,264)
Financial income/(expense), net	(131,192)	239,383	(333,878)
Tax (expense) / credit	99,847	2,410	(139,565)
Gain on disposal of discontinued operation	5,205,535	-	-
Profit after tax from discontinued operations	3,400,865	(7,876,768)	(10,370,162)

Earnings per share from discontinued operations:

	2023	2022	2021
Basic and diluted earnings / (loss) per share from discontinued operations	6.92	(172.98)	(313.15)

Statement of cash flows:

	2023	2022	2021
Operating activities	(1,092,385)	(1,104,053)	(2,612,264)
Investing activities	67	67,406	(116,330)
Financing activities	1,056,532	859,610	2,000,000
Net cash from discontinued operations	(35,786)	(177,037)	(728,594)

28. Commitments and contingencies

Lease commitments

The future minimum lease payments under non-cancellable lease term that are not accounted for in the statement of financial position were as follows:

	December 31,	December 31,
	2023	2022
Within one year	3,946	3,450
Between one and five years	-	-
Total	3,946	3,450

Office lease expenses of CHF 6,600 and CHF 6,001 were recorded in 2023 and 2022, respectively, in the consolidated statement of profit or loss and other comprehensive loss.

29. Related party transactions

For purposes of these consolidated financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Also, parties under common control of the Company are considered to be related. Key management personnel are also related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

As of December 31, 2023, the Company held a receivable of CHF 18,905 against Auris Medical Pty Ltd, Melbourne (Australia), a wholly owned subsidiary of the associated company Altamira Medica AG.

Gremaud GmbH provides the Chief Financial Officer to the Company since November 19, 2021. The Chief Financial Officer is an employee of Gremaud GmbH and is not paid directly by the Company. Fees paid to Gremaud GmbH for CFO services in 2023 were CHF 251,110 (2022: CHF 195,988). Fees paid to Gremaud GmbH for other services provided during the year ended December 31, 2023 were CHF 0 (2022: CHF 0).

Samuel Wickline, Ph.D., the founder of Trasir, has been providing consulting services as Chief Scientific Adviser to the Company since January 2023. He was employed as Chief Scientific Officer from June 2021 to December 2022. Fees paid to Dr Wickline in 2023 amounted to CHF 172,512.

Thomas Meyer, the Company’s CEO lent CHF 200,000 to the Company under the “September 9, 2022 Loan Agreement” with FiveT Investment Management Ltd., Dominik Lysek and Thomas Meyer for a total amount of CHF 600,000. The Loan was repaid in July 2023 including accrued interest.

From December 8, 2022 to March 8, 2023, Mr. Meyer’s spouse provided one of the Company’s subsidiaries with a short-term loan of CHF 100,000.00, bearing interest at the rate of 5% per annum.

Compensation of the members of the Board of Directors and Management

In 2023, the compensation paid to management, excluding share bonuses and share-based payment charge, amounted to CHF 681,353 (2022: CHF 1,038,810; 2021: CHF 810,671). The fees paid to members of the Board of Directors in 2023 for their activities as board members totaled CHF 138,507 (2022: CHF 183,058; 2021: CHF 165,245).

	Executive Management			Board of Directors			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Short term benefits	636,884	989,760	781,204	138,507	183,058	165,245	775,391	1,172,818	946,449
Post-employee benefits years	44,469	49,050	29,467		-	-	44,469	49,050	29,467
Share bonuses	-	-	902,817		-	-	-	-	902,817
Share-based payment	242,269	172,115	192,362	41,319	51,171	48,046	283,588	223,286	240,408
Total	923,622	1,210,925	1,905,850	179,826	234,229	213,291	1,103,448	1,445,154	2,119,141

In 2023, CHF 283,588 (2022: CHF 223,286; 2021: CHF 240,408) was expensed for grants of stock options to members of the Board of Directors and management. Contributions to pension schemes amounted to CHF 44,469, CHF 49,050 and CHF 29,467 during the years 2022, 2021 and 2020, respectively. No termination benefits or other long-term benefits were paid.

Members of the Board of Directors and management held 99,318, 5,355 and 2,474 stock options as of December 31, 2023, 2022, and 2021, respectively.

30. Loans

	December 31,	December 31,
	2023	2022
Convertible loan February 2022	-	4,898,377
Loans with warrants	-	871,420
Short-term loan from related party	-	100,000
	-	5,869,797

Convertible loan agreements

	December 31,	December 31,
	2023	2022
As of January 1	4,898,377	-
Gross proceeds at disbursement date	2,500,000	5,000,000
Embedded derivative, separated	(435,023)	(449,898)
Transaction costs allocated to host	-	(10,236)
Carrying amount at initial recognition	6,963,354	4,539,866
Repayment in cash	(285,562)	-
Converted principal amount	(7,214,438)	-
Accrued interest	-	447,945
Amortization	536,646	358,511
Total	-	5,346,322
Accrued interest balance of December 31	-	447,945
Convertible loan balance of December 31	-	4,898,377

On April 13, 2023, the Company and FiveT IM entered into an amendment to the 2022 FiveT Loan (see below), which amended the conversion price of the 2022 FiveT Loan to a fixed price equal to the lower of (a) the mean daily trading volume weighted average price (“VWAP”) of the Company’s common shares on the Nasdaq Stock Market on the 20 trading days preceding the effective date of the FiveT Loan Amendment or (b) 90% of the VWAP on the effective date of the FiveT Loan Amendment. From April 13, 2023 to April 17, 2023, FiveT IM converted the entire 2022 FiveT Loan into an aggregate of 217,050 common shares at an average conversion price of $28.95 per share (CHF 25.69 per share). As a result, the 2022 FiveT Loan is no longer outstanding and has been terminated. The fair value of the embedded derivative in the 2022 FiveT Loan as of December 31, 2022, was zero. The amendment of the conversion price and the revaluation before conversion resulted in a revaluation loss from derivative financial instruments of CHF 181,258 recognized in profit and loss.

On May 1, 2023, the Company entered into a convertible loan agreement with FiveT IM, pursuant to which FiveT IM has agreed to loan to the Company CHF 2,500,000, which bears interest at the rate of 10% per annum and matures 22 months from May 4, 2023 (the “2023 FiveT Loan”). FiveT IM had the right to convert all or part of the convertible loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.99% of the common shares at any time. The conversion price was fixed at CHF 28.40 per common share. Further, FiveT IM received warrants to purchase an aggregate of 81,274 common shares at an exercise price of CHF 30.76 per common share, which could be exercised for up to five years.

Commencing 60 days after May 4, 2023 the Company had to repay at least 1/20th of the outstanding loan plus accrued interest pro rata in monthly tranches which, at the Company’s discretion, may be paid at any time during the month either in: (i) cash plus 3% or (ii) common shares, or a combination of both. Such shares are priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date.

On December 28, 2022, we entered into two separate loan agreements with two private investors (“Private Lenders”), as amended, pursuant to which Private Lenders have agreed to loan to the Company an aggregate of CHF 350,000, which loans bear interest at the rate of 5% per annum and was to mature as of May 30, 2023. The Company agreed to grant to the Private Lenders warrants to purchase an aggregate 2,359 common shares. The warrants are exercisable at an exercise price of CHF 89.02 per share for up to five years from the date of issuance. On May 12, 2023, the Company and the Private Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023 and lowered the strike price for the Warrants attached to the loan to CHF 17.62 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on the trading day preceding the date of the amendment. The loan was repaid on July 14, 2023.

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

On September 9, 2022, the Company entered into a loan agreement with FiveT Investment Management Ltd. (“FiveT IM”), Dominik Lysek and Thomas Meyer, the Company’s CEO (the “Lenders”), pursuant to which the Lenders have agreed to loan to the Company an aggregate of CHF 600,000.00 (the “September 2022 Loan Agreement”), which loan bears interest at the rate of 5% per annum and matures as of March 31, 2023. The Company agreed to issue to the Lenders warrants to purchase an aggregate 2,085 common shares. Such warrants became exercisable immediately at an exercise price of CHF 144.00 per share, may be exercised up to five years from the date of issuance and may be exercised on a cashless basis in certain circumstances specified therein. Mr. Meyer lent CHF 200,000 of the total principal amount.

On May 12, 2023, the Company and the Lenders entered into an amendment to the loan agreement, which extended the maturity date of the loan from May 31, 2023 to July 31, 2023, introduced a right for Lenders to convert the loan into common shares of the Company at CHF 22.40 per common share, which is the Swiss Franc equivalent of 120% of the mean daily trading volume weighted average price for common shares on the NASDAQ stock exchange on the 20 trading days preceding the date of the amendment, and a right for the Company to repay the loan in common shares of the Company priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date, and lowered the strike price for the Warrants attached to the loan to CHF 17.62 per common share, which is the Swiss Franc equivalent of the trading volume weighted average price for common shares on the NASDAQ stock exchange on trading day preceding the date of the amendment. The loan was repaid on July 14, 2023.

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

On February 4, 2022, the Company entered into a convertible loan agreement with FiveT IM. The convertible loan of CHF 5.0 million, as amended (the “2022 FiveT Loan”) carried interest at the rate of 10% per annum and was to mature on May 31, 2023. FiveT IM had the right to convert all or part of the 2022 FiveT Loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.9% of the common shares at any time. On April 13, 2023, the Company and FiveT IM entered into an amendment to the 2022 FiveT Loan (the “2022 FiveT Loan Amendment”), which amended the conversion price of the 2022 FiveT Loan to a fixed price equal to the lower of (a) the mean daily trading volume weighted average price (“VWAP”) of the Company’s common shares on the Nasdaq Stock Market on the 20 trading days preceding the effective date of the FiveT Loan Amendment or (b) 90% of the VWAP on the effective date of the FiveT Loan Amendment. From April 13, 2023 to April 17, 2023, FiveT IM converted the entire FiveT Loan into an aggregate of 217,051 common shares at an average conversion price of $28.95 per share. As a result, the FiveT Loan is no longer outstanding and has been terminated.

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

31. Warrants from Public Offering

On July 10, 2023, the Company closed a public offering of 43,750 common shares and 511,806 pre-funded warrants and accompanying common warrants to purchase up to 555,556 common shares, at a combined public offering price of $9.00 per share, pre-funded warrant and accompanying common warrant. The common warrants have an exercise price of CHF 8.00 per share, are exercisable immediately and expire five years from the date of issuance. The Company additionally granted 36,113 warrants to the Placement Agent with a strike price of CHF 10.0 and an exercise period of 5 years. As of December 31, 2023, all pre-funded warrants have been exercised for a total amount of $112,597 (CHF 102,361). The total gross proceeds from the offering amounted to $5,000,000 (CHF 4,444,445). Directly related transaction costs of $ 728,728 (CHF 639,873) were recorded as a deduction in equity. The fair value of each of the warrants issued was calculated using the Black-Scholes valuation model. The fair value calculation assumptions included volatility of 107.34 % and an annual risk-free rate of 4.25%. The total fair value of the warrants issued amounted to CHF 3,921,647 and has been recorded in equity as a cost of the offering.

32. Events after the balance sheet date

On January 19, 2024, we entered into a sales agreement with H.C. Wainwright & Co., LLC (“HCW” and the “HCW Sales Agreement”). Pursuant to the terms of the HCW Sales Agreement we may offer and sell our common shares, from time to time through HCW by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the HCW Sales Agreement. As of the date of this Annual Report, we have sold 637,460 shares under the HCW Sales Agreement for aggregate gross proceeds of $1.66 million.