Form 20-F/A
period 2023-12-31
Altamira Therapeutics Ltd.
filed 2024-07-01
CIK 1601936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

Copies to:

W. David Mannheim

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

301 Hillsborough Street, Suite 1400

Raleigh, NC 27603

(919) 329-3800

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

☐ Yes ☒ No

EXPLANATORY NOTE

Altamira Therapeutics Ltd. (the “Company”) is filing this Amendment No. 2 (“Amendment No. 2”) to the Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Form 20-F”), as filed with the United States Securities and Exchange Commission (the “SEC”) on April 10, 2024 (the “Original Filing Date”), as amended on April 22, 2024, solely to supplement “Item 18: Financial Statements” and “Item 19: Exhibits” of the 2023 Form 20-F with the inclusion of the audited financial statements of Altamira Medica AG (the “Medica Financial Statements”), including the report of BDO AG, an independent registered public accounting firm, relating thereto as required under Rule 3-09 of Regulation S-X.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 2 also includes, as Exhibits 12.1, 12.2, 13.1 and 13.2, the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. This Amendment No. 2 also includes Exhibit 15.3, which contains the consent of BDO AG, an independent registered public accounting firm, with respect to their report included in the Medica Financial Statements.

Except as described above, no changes have been made to the 2023 Form 20-F, and this Amendment No. 2 does not modify, amend or update the financial or other information contained in the 2023 Form 20-F. This Amendment No. 2 does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the Company has not revised forward-looking statements made in the 2023 Form 20-F to reflect events that occurred or facts that became known to the Company after the Original Filing Date. Therefore, this Amendment No. 2 should be read in conjunction with the 2023 Form 20-F and any other documents that the Company has filed with the SEC on or after the Original Filing Date.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Our Financial Statements were included in pages F-1 – F-41 of the 2023 Form 20-F.

The audited financial statements of Altamira Medica AG for the year ended December 31, 2023 are included in pages F-42 – F-63 of this Form 20-F/A.

ITEM 19. Exhibits

(a) The following documents are filed as part of this registration statement:

1.1	Memorandum of Continuance and Corporate Actions of the registrant (incorporated herein by reference to exhibit 3.1 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-269823) filed with the Commission on March 7, 2023)
1.2	Bye-laws of the Registrant (incorporated herein by reference to exhibit 3.2 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-269823) filed with the Commission on February 16, 2023
2.1	Form of Registration Rights Agreement between Auris Medical Holding AG and the shareholders listed therein (incorporated by reference to exhibit 4.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on July 21, 2014)
2.2	Warrant Agreement, dated as of March 13, 2018, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 2.2 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
2.3	Registration Rights Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
2.4	Purchase Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)
2.5	Registration Rights Agreement, dated as of May 2, 2018 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 2, 2018)
2.6	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.6 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.7	Form of Series A Warrant (incorporated by reference to exhibit 4.7 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.8	Form of Series B Warrant (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.9	Form of Common Warrant (incorporated by reference to exhibit 4.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.10	Form of Pre-Funded Warrant (incorporated by reference to exhibit 4.2 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.11	Form of Common Warrant Agent Agreement (incorporated by reference to exhibit 4.3 of the Auris Medical Holding Ltd. report on Form 6-K filed with the commission on May 16, 2019)
2.12	Form of Pre-Funded Warrant Agent Agreement (incorporated by reference to exhibit 4.4 of the Auris Medical Holding Ltd. report on Form 6- K filed with the commission on May 16, 2019)
2.13**	Description of Securities Registered under Section 12 of the Exchange Act
2.14	Purchase Agreement, dated as of April 23, 2020 between Auris Medical Holding Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on April 23, 2020)
2.15	Registration Rights Agreement, dated as of April 23, 2020 between Auris Medical Holding Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on April 23, 2020)

2.16	Form of Warrant, dated as of September 9, 2022 (incorporated by reference to exhibit 4.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on September 12, 2022)
2.17	Purchase Agreement, dated as of December 5, 2022 between Altamira Therapeutics Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on December 5, 2022)
2.18	Registration Rights Agreement, dated as of December 5, 2022 between Altamira Therapeutics Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on December 5, 2022)
2.19	Form of Common Warrant (incorporated by reference to exhibit 4.19 of the Altamira Therapeutics Ltd. registration statement on Form F-1/A filed with the Commission on July 5, 2023)
2.20	Form of Pre-funded Warrant (incorporated by reference to exhibit 4.20 of the Altamira Therapeutics Ltd. report on Form F-1/A filed with the Commission on July 5, 2023)
2.21	Form of Placement Agent Warrant (incorporated by reference to exhibit 4.21 of the Altamira Therapeutics Ltd. report on Form F-1/A filed with the Commission on July 5, 2023)
4.1†	Collaboration and License Agreement, dated October 21, 2003, between Auris Medical AG and Xigen SA (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.2†	Co-Ownership and Exploitation Agreement, dated September 29, 2003, between Auris Medical AG and INSERM (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.3	Form of Indemnification Agreement (incorporated by reference to exhibit 99.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 11, 2016)
4.4	Stock Option Plan A (incorporated by reference to exhibit 10.11 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.5	Stock Option Plan C (incorporated by reference to exhibit 10.12 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-197105) filed with the Commission on June 27, 2014)
4.6	Equity Incentive Plan, as amended (incorporated by reference to exhibit 99.1 to the Auris Medical Holding AG registration statement on Form S-8 (Registration no. 333-217306) filed with the Commission on April 14, 2017)
4.7	English language translation of Lease Agreement between Auris Medical AG and PSP Management AG (incorporated by reference to exhibit 4.8 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 14, 2017)
4.8	Controlled Equity OfferingSM Sales Agreement, dated as of June 1, 2016, between Auris Medical Holding AG and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)
4.9	Share Lending Agreement, dated as of June 1, 2016, between Thomas Meyer and Cantor Fitzgerald & Co. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on June 1, 2016)
4.10	Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.11	Consent and Waiver, dated as of March 8, 2018, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.12 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.12	Joinder Agreement dated as of March 13, 2018 to the Loan and Security Agreement, dated as of July 19, 2016, between Auris Medical Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc. (incorporated by reference to exhibit 4.13 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.13	Share Pledge Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.14	Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.15	Bank Account Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc. (incorporated by reference to exhibit 10.5 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on July 19, 2016)
4.16	Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)

4.17	Purchase Agreement, dated as of October 10, 2017 between Auris Medical Holding AG and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on October 11, 2017)
4.18	Placement Agency Agreement, dated as of January 28, 2018, between Auris Medical Holding AG and Ladenburg Thalmann & Co. Inc. (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)
4.19	Securities Purchase Agreement, dated as of January 26, 2018 by and among Auris Medical Holding AG and the investors named therein (incorporated by reference to exhibit 10.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on January 30, 2018)
4.20	Agreement and Plan of Merger, dated as of February 9, 2018 by and among Auris Medical Holding AG and Auris Medical NewCo Holding AG (incorporated by reference to exhibit 99.3 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on February 9, 2018)
4.21	Share Transfer Agreement, dated as of February 9, 2018 by and between Thomas Meyer and Auris Medical Holding AG (incorporated by reference to exhibit 4.22 of the Auris Medical Holding AG Annual Report on Form 20-F filed with the Commission on March 22, 2018)
4.22	Sales Agreement, dated as of November 30, 2018, between Auris Medical Holding AG and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on November 30, 2018)
4.23	Form of Indemnification Agreement (incorporated by reference to exhibit 10.23 of the Auris Medical Holding Ltd. registration statement on Form F-1 (Registration no. 333-229465) filed with the Commission on March 20, 2019)
4.24	Amendment No. 1 to Sales Agreement, dated as of April 5, 2019, between Auris Medical Holding Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the Commission on April 5, 2019)
4.25	Convertible Loan Agreement, dated as of September 7, 2020, by and among Auris Medical Holding Ltd., Altamira Medica AG and FiveT Capital Holding AG (incorporated by reference to exhibit 99.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on September 8, 2020)
4.26†	Agreement and Plan of Merger, dated June 1, 2021, by and among Auris Medical Holding Ltd., Auris Medical Inc., Trasir Therapeutics, Inc., and each of the stockholders of Trasir Therapeutics, Inc. (incorporated by reference to exhibit 2.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on June 3, 2021)
4.27†	Exclusive License Agreement, dated December 11, 2020, by and between Washington University and Trasir Therapeutics, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on June 3, 2021)
4.28	Convertible Loan Agreement, dated as of February 4, 2022, by and among Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K furnished with the Commission on February 8, 2022)
4.29†	Licensing & Distribution Agreement, dated February 28, 2022, by and between Altamira Medica Ltd. and Nuance Pharma Limited. (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K furnished with the Commission on March 4, 2022)
4.30	Loan Agreement, dated as of September 9, 2022, by and among Altamira Therapeutics Ltd. and the Lenders (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on September 12, 2022)
4.31	Share Purchase Agreement, dated October 19, 2022, by and between Altamira Therapeutics Ltd. and the purchaser party thereto (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on October 24, 2022)
4.32	Option Agreement, dated October 19, 2022, by and between Altamira Therapeutics Ltd., Zilentin AG and the other party thereto (incorporated by reference to exhibit 99.2 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on October 24, 2022)

4.33	Amendment No. 1 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on January 27, 2023)
4.34	Amendment No. 2 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on March 9, 2023)
4.35	Amendment No. 3 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated herein by reference to exhibit 10.22 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-269823) filed with the Commission on March 23, 2023)
4.36	Amendment No. 4 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated herein by reference to exhibit 10.23 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-269823) filed with the Commission on March 27, 2023)
4.37	Amendment No. 5 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on April 3, 2023)
4.38	Amendment No. 6 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd.
4.39	Amendment No. 7 to Convertible Loan Agreement, between Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on April 13, 2023)
4.40	Form of Amendment No. 1 to Loan Agreement, dated December 28, 2022 (incorporated by reference to exhibit 4.40 of the Altamira Therapeutics Ltd. Annual Report on Form 20-F filed with the Commission on May 16, 2023)
4.41	Amendment No. 1 to Loan Agreement, between Altamira Therapeutics Ltd. and the Lenders (incorporated by reference to exhibit 10.41 of the Altamira Therapeutics Ltd. report on Form F-1/A filed with the Commission on June 16, 2023)
4.42	Amendment No. 2 to Loan Agreement, between Altamira Therapeutics Ltd. and the Lenders (incorporated by reference to exhibit 4.41 of the Altamira Therapeutics Ltd. Annual Report on Form 20-F filed with the Commission on May 16, 2023)
4.43	Convertible Loan Agreement, dated as of May 1, 2023, by and among Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on May 2, 2023)
4.44	Form of Securities Purchase Agreement (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on July 11, 2023)
4.45†	Share Purchase Agreement, dated November 17, 2023, by and between Auris Medical AG and the Purchaser (incorporated by reference to exhibit 2.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on November 21, 2023)
4.46	Form of Warrant Inducement Agreement, dated December 7, 2023 (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on December 8, 2023)
4.47	At the Market Offering Agreement, dated as of January 19, 2024, by and between Altamira Therapeutics Ltd. and H.C. Wainwright & Co., LLC (incorporated by reference to exhibit 1.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on January 19, 2024)
8.1**	List of subsidiaries
12.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Marcel Gremaud pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Marcel Gremaud pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1**	Consent of Deloitte AG
15.2**	Consent of BDO AG
15.3*	Consent of BDO AG
97.1**	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith

**	Previously filed

†	Portions of this exhibit have been redacted pursuant to Item 4 of the “Instructions As To Exhibits” of Form 20-F because the Company customarily and actually treats the redacted information as private or confidential and the omitted information is not material. The Company hereby agrees to furnish an unredacted copy of the exhibit to the Commission upon request.

(b)	Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALTAMIRA THERAPEUTICS LTD.

	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

Date: July 1, 2024

Tel. +41 44 444 35 55 www.bdo.ch zurich@bdo.ch	BDO AG Schiffbaustrasse 2 8031 Zürich

Independent Auditor’s Report

Board of Directors

Altamira Medica AG

Basel

Opinion

We have audited the consolidated financial statements of Altamira Medica AG and its subsidiary (the Company), which comprise the consolidated statement of financial position as of December 31, 2023, and the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, and the consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively “IFRS”).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit, which include relevant ethical requirements in the United States of America. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, negative operating cash flows and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management and Those Charged With Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that cast substantial doubt about the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from December 31, 2023; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

BDO AG

/s/ Christoph Tschumi	/s/ Marc Furlato
Christoph Tschumi	Marc Furlato

Zurich

June 28, 2024

Consolidated Statement of Profit or Loss and Other Comprehensive Income/(Loss)

For the Year Ended December 31, 2023

(in CHF)

	Note	2023
Revenue	14	158,213
Cost of sales	15	(225,889)
Gross profit/(loss)		(67,676)
Other operating income	16	134,075
Research and development	17	(1,425,373)
Selling, general and administrative	18	(372,479)
Operating loss		(1,731,453)
Finance income	19	287,032
Finance expense	19	(433,956)
Loss before tax		(1,878,377)
Income tax gain	20	98,872
Net loss attributable to owners of the Company		(1,779,505)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		138,583
Other comprehensive income, net of taxes of CHF 0		138,583
Total comprehensive loss attributable to owners of the Company		(1,640,922)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position

As of December 31, 2023

(in CHF)

		December 31,
	Note	2023
ASSETS
Non-current assets
Other non-current financial assets	5	102,157
Total non-current assets		102,157
Current assets
Inventories	6	331,061
Trade receivables		100,392
Other receivables	7	282,816
Prepayments	8	171,995
Cash and cash equivalents	9	490,388
Total current assets		1,376,652

Total assets		1,478,809

EQUITY AND LIABILITIES
Deficit
Share capital	10	3,000,000
Share premium		17,494,413
Other reserves		138,583
Accumulated deficit		(20,726,382)
Total shareholders’ deficit attributable to owners of the Company		(93,386)

Non-current liabilities
Deferred income	13	932,200
Deferred tax liabilities	20	57,211
Total non-current liabilities		989,411
Current liabilities
Loan	22	18,905
Trade and other payables	11	327,582
Contract liabilities		175,457
Accrued expenses	12	60,840
Total current liabilities		582,784
Total liabilities		1,572,195
Total equity and liabilities		1,478,809

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Deficit

As of December 31, 2023

(in CHF)

				Currency
		Share	Share	Translation	Accumulated	Total
	Note	Capital	Premium	Reserve	Deficit	Deficit
As of January 1, 2023	10	3,000,000	-	-	(18,946,877)	(15,946,877)
Total comprehensive loss
Net loss		-	-	-	(1,779,505)	(1,779,505)
Other comprehensive income		-	-	138,583	-	138,583
Total comprehensive loss		-	-	138,583	(1,779,505)	(1,640,922)

Transactions with owners of the Company

Contribution of loans from related parties		-	16,494,413	-	-	16,494,413
Capital increase		-	1,000,000	-	-	1,000,000
Balance at December 31, 2023		3,000,000	17,494,413	138,583	(20,726,382)	(93,386)

As part of the transaction for the divestiture of its Bentrio® business, Altamira Therapeutics Ltd. and its subsidiaries contributed loans in the total amount of CHF 16,494,413 to the Company’s share premium account. Further, the transaction included a cash contribution of CHF 1,000,000 in total to the Company’s capital by its two shareholders pro rata of their shareholdings following the closing.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2023

(in CHF)

	Note	2023
Cash flows from operating activities
Net loss		(1,779,505)
Adjustments for:
Income tax gain		(98,872)
		(1,878,377)
Changes in:
Inventories		(319,416)
Trade and other receivables		361,112
Prepayments		404,046
Trade and other payables		1,465,502
Accrued expenses		(548,997)
Net cash used in operating activities		(516,130)

Cash flows from investing activities
Other financial assets		2,065
Net cash from investing activities		2,065

Cash flows from financing activities
Capital increase	10	1,000,000
Net cash from financing activities		1,000,000

Net increase in cash and cash equivalents		485,935
Cash and cash equivalents at beginning of the period		4,950
Net effect of currency translation on cash		(497)
Cash and cash equivalents at end of the period		490,388

Non-cash financing activities: Financing activities include a non-cash contribution of loans by related parties in the total amount of CHF 16.5 million to the Company’s share premium account.

1. Reporting entity

Altamira Medica AG, Basel, Switzerland, is a corporation organized in accordance with Swiss law and domiciled in Switzerland. The Company manufactures and markets Bentrio®, an OTC nasal spray for allergic rhinitis.

Until November 2023, the Company was a wholly owned subsidiary of Altamira Therapeutics Ltd., an exempted company incorporated under the laws of Bermuda. On November 21, 2023, Altamira Therapeutics Ltd. divested partially its Bentrio® business by selling a 51% stake in Altamira Medica AG, Basel, Switzerland, and its 100% subsidiary Auris Medical Pty Ltd, Melbourne, Australia. Since then, 51% of the Company has been owned by a private investor and 49% by Auris Medical AG, a subsidiary of Altamira Therapeutics Ltd.

These consolidated financial statements comprise Altamira Medica AG and its wholly owned subsidiary Auris Medical Pty Ltd, Melbourne, Australia (together the “Company”), are presented for the full year ending December 31, 2023. On November 21, 2023, Auris Medical Pty Ltd was transferred to Altamira Medica AG. Prior to the transfer, the Company’s historical financial statements were prepared on a combined basis. The financial statements for the year presented, including historical periods prior to November 21, 2023, are now referred to as “Consolidated financial statements” and have been prepared in conformity with IFRS (defined below).

2. Basis of preparation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations (collectively “IFRS”).

Basis of measurement

The consolidated financial statements are prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services and the cost incurred to put in use. The principal accounting policies adopted are set out below.

Functional and reporting currency

These consolidated financial statements are presented in Swiss Francs (“CHF”), which is the functional currency of Altamira Medica AG and the Company’s reporting currency.

Going concern

These financial statements have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business.

The Company incurred recurring losses and negative cash flows from operations since inception related primarily to the development of Bentrio® and secondarily to the launch of the product in certain markets. Although the development of the product was essentially completed in 2023, we may generate losses from operations for 2024 and possibly beyond as the revenues from product sales may not fully cover operating expenditures, yet. The Company expects its operations to become profitable once sustainable commercial operations are achieved, which will depend, among others, by the quantities and prices at which Bentrio® can be sold to distributors, the product’s take-up by consumers, marketing and promotional activities of distributors, the timing and success of requests for market approval or clearance by regulatory authorities, the launch of the product in new markets and the conclusion of additional distribution or licensing agreements.

The Board of Directors has considered the cash flow forecasts and the funding requirements of the business for 2024 and beyond. The Company expects to fund its operations in the 12 months from the reporting date through its available cash position as well as licensing revenues from current distribution agreements. Our assumptions regarding the timing and magnitude of revenues from product sales and licensing revenues may prove to be wrong, and we may have to use our capital resources sooner than we currently expect, raise additional capital from our current shareholders or outside investors, or we may have to reduce or delay certain of our operations. This uncertainty raises significant doubt about the Company’s ability to continue as a going concern. Since there are ongoing efforts in place to mitigate the uncertainty, these financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Income taxes

As disclosed in Note 20 the Company has significant tax losses in Switzerland. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits in Switzerland prior to expiry of such losses. Tax losses may be used within 7 years from the year the losses arose.

At December 31, 2023, the Company has not recorded any deferred tax assets in relation to these tax losses. Deferred tax assets on tax losses are only considered to the extent that they offset taxable temporary differences within the same entity. The key factors which have influenced management in arriving at this evaluation are the fact that the Company has not yet a history of making profits. Should management’s assessment of the likelihood of future taxable profits change, a deferred tax asset will be recorded. Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2023 fiscal year.

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

Closing rates for the most significant foreign currencies relative to CHF:

		Geographical	Reporting	December 31,	December 31,
Currency		area	entities	2023	2022
CHF	Swiss Franc	Switzerland	1	1.0000	1.0000
USD	Dollar	United States	0	0.8451	0.9251
EUR	Euro	Europe	0	0.9287	0.9901
AUD	Dollar	Australia	1	0.5735	0.6305

Average exchange rates for the year for the most significant foreign currencies relative to CHF:

		Geographical	Reporting
Currency		area	entities	2023
CHF	Swiss Franc	Switzerland	1	1.0000
USD	Dollar	United States	0	0.8985
EUR	Euro	Europe	0	0.9721
AUD	Dollar	Australia	1	0.5971

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

Recognition and derecognition of non-derivative financial assets and liabilities

The Company initially recognizes loans and receivables issued on the date when they are originated. All other financial assets and financial liabilities are initially recognized on the trade date.

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

Non-derivative financial liabilities—measurement

Non-derivative financial liabilities such as loans, trade and other payables are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Share capital

All shares of the Company are registered shares and classified as part of shareholders’ equity. Incremental costs directly attributable to the issue of the Company’s shares, net of any tax effects, are recognized as a deduction from equity.

The Company has not paid any dividends since its inception.

Impairment of non-derivative financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

●	default or delinquency by a debtor;

●	indications that a debtor or issuer will enter bankruptcy;

●	adverse changes in the payment status of borrowers or issuers;

●	the disappearance of an active market for a security; or

●	observable data indicating that there is measurable decrease in expected cash flows for the Company from financial assets.

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

Revenue recognition

The Company recognizes revenue from the licensing of intellectual property rights and from the sale of products. To assess revenue recognition for arrangements that the Company determines are within the scope of IFRS 15, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the services promised within each contract to determine those that are performance obligations and assess whether each promised service is distinct.

Licensing of intellectual property rights

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

Sale of products

The Company sells a single product, Bentrio®, a drug-free nasal spray for protection against airborne allergens. Revenue from sale of products is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the product if no other agreement has been made. Revenue is net of value-added tax, rebates, discounts and returns.

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

Auris Medical Pty Ltd obtains credits under the Australian R&D Tax Incentive program (R&DTI). The program provides a tax offset of 43.5% of eligible R&D expenditures if the company qualifies as a Base Rate Entity (“BRE”), or a tax offset of 48.5% if the company is not a BRE. The assessment is carried out annually and the calculation of tax credits available are adjusted accordingly. If the tax offset exceeds the Company’s tax liability, the balance is paid in cash after submission of a valid claim. Based on the specific features of the program, IAS 20 Government Grants is applied for the accounting treatment of the Australian R&DTI. The reimbursement application is made by the Company annually, once the fiscal year is closed, based on the financial statements.

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

4. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

December 31,
2023
Financial assets
At amortized cost
Cash and cash equivalents	490,388
Trade receivables	100,392
Other receivables	4,053
Other non-current financial assets	102,157
Total financial assets	696,990

Financial liabilities
At amortized cost
Loan	18,905
Trade and other payables	327,582
Accrued expenses	60,840
Total financial liabilities	407,327

Fair values

The carrying amount of cash and cash equivalents, trade and other receivables, trade and other payables and accrued expenses is a reasonable approximation of their fair value due to the short-term nature of these instruments.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk, credit risk, interest rate and liquidity risk. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2023 to hedge risk exposures. The Company invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. The Company allocates its liquid assets to first tier Swiss or international banks.

Liquidity risk

The Company’s principal sources of liquidity are its product revenues, licensing revenues and cash reserves. The ability of the Company to maintain adequate cash reserves to sustain its activities in the medium term is highly dependent on the Company’s ability to grow product revenues, generate additional licensing revenues and, if needed, raise further funds. Consequently, the Company is exposed to continued liquidity risk.

The table below analysis the remaining contractual maturities of financial liabilities, including estimated interest payments, if any, as of December 31, 2023. The amounts disclosed in the table are the undiscounted cash flows:

			Between
	Carrying	Less than	3 months and	2 years and
	amount	3 months	2 years	later	Total
December 31, 2023
Trade and other payables	327,582	327,582	-	-	327,582
Accrued expenses	60,840	60,840	-	-	60,840
Loan	-	18,905	-	-	18,905
Total	388,422	407,327	-	-	407,327

Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks, as well as from trade and other receivables. The Company’s policy is to invest funds in low risk investments including interest bearing deposits. Trade and other receivables were current as of December 31, 2023, not impaired and included only well-known counterparties.

The Company has been holding cash and cash equivalents in the Company’s principal operating currencies (CHF, USD, EUR and AUD) with international banks of high credit rating.

The Company’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

2023
Cash and cash equivalents	490,388
Trade receivables	100,392
Other receivables	282,816
Other non-current financial assets	102,157
Total	975,753

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

	2023
in CHF	USD	EUR	AUD
Cash and cash equivalents	10,651	19,334	-
Trade and other receivables	-	100,392	-
Inter-company loan	-	-	1,744,686
Other non-current financial assets	-	102,157	-
Trade and other payables	(3,489)	(22,447)	(54,567)
Accrued expenses	-	(52,893)	-
Net statement of financial position exposure - asset/(liability)	7,162	146,543	1,690,119

As of December 31, 2023, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 358 increase or decrease in the net result. A 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 7,327 increase or decrease in the net result. Also, a 5% increase or decrease in the AUD/CHF exchange rate with all other variables held constant would have resulted in a CHF 84,506 increase or decrease in the net result. The Company has a subsidiary in Australia, whose net assets are exposed to foreign currency translation risk.

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

5. Other non-current financial assets

Other non-current financial assets include bank balances that are restricted to secure possible obligations in connection with VAT.

6. Inventories

December 31,
2023
Finished goods	109,991
Raw materials	217,283
Advance payments	3,787
Total	331,061

At December 31, 2023 the Company’s inventory of finished goods consisted of the product Bentrio®, a drug-free nasal spray for protection against airborne allergens.

7. Other receivables

December 31,
2023
R&D tax credit receivable	220,041
Value added tax receivable	58,722
Receivable from suppliers and other	4,053
Total other receivables	282,816

The R&D tax credit receivable as of December 31, 2023 relates to the reimbursement application for compensation of R&D expenditures incurred in 2023 under the Australian R&DTI program. The subsidiary Auris Medical Pty Ltd, Melbourne, Australia, is eligible for the tax credit.

8. Prepayments

December 31,
2023
Advance payments to suppliers	171,995
Total prepayments	171,995

9. Cash and cash equivalents

December 31,
2023
Cash in bank accounts	490,388
Total cash and cash equivalents	490,388

10. Capital and reserves

Share capital

The issued share capital of the Company at December 31 consisted of:

	December 31,
	2023
	Number	CHF
Common shares with a par value of CHF 1.00 each	3,000,000	3,000,000
Total	3,000,000	3,000,000

Common Shares
(Number)
2023
As of January 1	3,000,000
As of December 31	3,000,000

11. Trade and other payables

December 31,
2023
Trade and other payable - third parties	327,582
Total trade and other payables	327,582

12. Accrued expenses

December 31,
2023
Accrued deliveries and services from suppliers	60,840
Total accrued expenses	60,840

13. Deferred income

December 31,
2023
Upfront payment	932,200
Total deferred income	932,200

As of December 31, 2023, deferred income includes an upfront payment of $1 million (CHF 0.9 million) related to the exclusive licensing and distribution agreement with Nuance Pharma for Bentrio® in the licensing territory (Mainland China, Hong Kong, Macau and South Korea). Revenue recognition for the upfront payment is deferred until transfer of production to Nuance, which will occur 4 years after Nuance obtaining the first national registration of Bentrio® in the territory or upon Nuance’s cumulative orders for Bentrio® from the Company reaching a contractually defined minimum quantity , whichever comes later.

14. Revenue

2023
Product sales	158,213
Total revenue	158,213

Revenues were generated from the sale of Bentrio® predominantly to the Company’s distributors and to a smaller extent to wholesalers and end consumers in Germany.

15. Cost of sales

2023
Product purchases, packaging and logistics	171,496
Inventory write-down	54,393
Total cost of sales	225,889

Inventory was written down as certain products approached the minimum of shelf life required by distributors and wholesalers to carry the product.

16. Other operating income

2023
Income from R&D tax incentive (Government grant)	134,075
Total other operating income	134,075

Other operating income relates to the Australian R&DTI credit accrued for eligible expenditures in 2023.

17. Research and development expense

2023
Clinical projects	712,399
Quality assurance	124,112
Patents and trademarks	78,089
Regulatory projects	42,198
R&D costs charged by related party	459,988
Other R&D costs	8,588
Total research and development	1,425,373

Research and development expense was incurred mainly for the completion of the clinical trial with Bentrio® in seasonal allergic rhinitis in Australia, comprising external costs as well as personnel expenses billed for work performed by employees of Auris Medical AG, a related party, on behalf of the Company.

18. Selling, general and administrative expenses

2023
Marketing and sales expenses	61,630
Administration expenses	105,012
SG&A costs charged by related party	192,493
Other selling, general and administrative	13,343
Total general and administrative	372,479

Selling, general and administrative expenses include personnel expenses billed for work performed by employees of Auris Medical AG, a related party, on behalf of the Company.

19. Finance income and finance expense

2023
Interest income – third parties	127
Interest income – related party	1,889
Foreign currency exchange gain	285,015
Total finance income	287,032
Interest expense – third parties	2,647
Interest expense – related party	301,726
Foreign exchange loss	120,368
Bank charges	9,215
Total finance expense	433,956
Finance expense, net	(146,924)

Foreign currency exchange gains and losses in 2023 were incurred primarily related to the translation of inter-company loans denominated in other currencies than Swiss Francs.

20. Taxation

The Company’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

2023
Deferred income tax expense	-
Deferred income tax gain	98,872
Income tax gain	98,872

The Company’s effective income tax expense differed from the expected theoretical amount computed by applying Altamira Medica’s applicable tax rate of 16.92% in 2023 as summarized in the following table:

2023
Accounting Loss before income tax	(1,878,377)
Income tax at the Company’s statutory tax rate	265,020
Effect of unrecognized taxable losses	(265,020)
Effect of unrecognized temporary differences	71,066
Other effects	27,806
Income tax gain	98,872

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of December 31, 2023 is presented below:

December 31,
Deferred Tax Liabilities	2023
Other receivables	57,211
Total	57,211

As of December 31, 2023, the Company had unrecognized tax loss carryforwards amounting to CHF 18.0 million, related to Altamira Medica AG in Switzerland.

The Company’s unrecognized tax loss carryforwards with their expiry dates are as follows:

December 31,
2023
Within 1 year	-
Between 1 and 3 years	-
Between 3 and 7 years	(18,032,979)
More than 7 years	-
Total	(18,032,979)

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

The tax effect of the major unrecognized temporary differences and loss carryforwards is presented in the table below:

December 31,
2023
Deductible temporary differences
Deferred income	111,025
Total potential tax assets	111,025
Potential tax assets from loss carry-forwards not recognized	2,147,728
Total potential tax assets from loss carry-forwards and temporary differences not recognized	2,258,753

21. Commitments and contingencies

As of December 31, 2023, the Company had no significant commitments or contingent liabilities.

22. Related party transactions

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

As of December 31, 2023, Auris Medical AG held a loan granted to the Company in the amount of CHF 18,905.

In 2023, Auris Medical AG charged the Company CHF 459,988 for R&D services and CHF 192,493 for selling, general and administrative services.

In 2023, interest expense to related parties amounted to CHF 301,276 and interest income from related parties to CHF 1,889. The interest expenses and income related to Altamira Therapeutics Ltd. and its subsidiaries.

23. Events after the balance sheet date

Effective March 27, 2024, Auris Medical Pty Ltd, Melbourne, Australia, changed its name to Altamira Medica Pty Ltd. Effective January 1, 2024, the Company acquired from Altamira Therapeutics Ltd. 100% of the share capital of Auris Medical Ltd., Dublin, Ireland, which has thus become a subsidiary and was subsequently renamed as Altamira Medica Ltd.