Form 20-F
period 2024-12-31
Altamira Therapeutics Ltd.
filed 2025-04-30
CIK 1601936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2024

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

Copies to:

W. David Mannheim

Michael K. Bradshaw, Jr.

Nelson Mullins Riley & Scarborough LLP

301 Hillsborough Street, Suite 1400

Raleigh, NC 27603

Tel: (919) 329-3800

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $0.002 per share	CYTOF	OTCQB

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

Common shares: 4,662,080

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

☐ Yes ☒ No

ALTAMIRA THERAPEUTICS LTD.

i

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (the “Annual Report”) to “Altamira Therapeutics Ltd.”, or “Altamira”, the “Company”, “we”, “our”, “ours”, “us” or similar terms refer to Altamira Therapeutics Ltd. xPhore™, OligoPhore™, SemaPhore™, and CycloPhore™ are trademarks of the Company; Bentrio® is a registered trademark of Altamira Medica AG, an affiliate of the Company. The trademarks, trade names and service marks appearing in this report are property of their respective owners.

On December 13, 2023, the Company effected a one-for-twenty reverse share split (the “2023 Reverse Share Split”) of the Company’s issued and outstanding common shares, resulting in a par value of $0.002 per common share. Unless indicated or the context otherwise requires, all per share amounts and numbers of common shares in this report have been retrospectively adjusted for the 2023 Reverse Share Split.

The terms “US$” or “$” refer to U.S. dollars and the term “Swiss Franc” and “CHF” refer to the legal currency of Switzerland.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others, or the negatives thereof.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information-D. Risk factors” in this Annual Report, including the uncertainties associated with product development, the clinical utility of our product candidates, the timing or likelihood of regulatory filings and approvals, and with our intellectual property position as well as the risks associated with dependence upon key personnel and the need for additional financing. We do not assume any obligation to update forward-looking statements as circumstances change.

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

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we begin to generate meaningful revenues from the out-licensing of our RNA delivery platforms or product candidates. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, expand our business and/or continue our operations.

We expect that we will need substantial additional funding before we can expect to become profitable from out-licensing our RNA delivery platforms and product candidates, and there is substantial doubt about our ability to continue as a going concern. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our research and development programs.

We expect our research and development expenses to remain significant as we continue to develop our RNA delivery platforms and advance or initiate the pre-clinical and clinical development of our product candidates. We also expect to continue to incur additional costs associated with operating as a public company. To the extent that we will be unable to generate sufficient cash proceeds from the planned divestiture or partnering of our legacy assets or other partnering activities, we will need substantial additional financing to meet these funding requirements. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our research and development programs, which could materially harm our business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company. These factors raise substantial doubt about our ability to continue as a going concern.

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

Until such time, if ever, as we can generate substantial revenues from our RNA delivery platforms, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants, and the divestiture or partnering of our legacy assets. We do not have any committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, our shareholders’ ownership interests will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect our shareholders’ rights as holders of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

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

We are working to divest or partner our legacy assets. We cannot give any assurance that this repositioning will be successful and that we will be able to divest or partner our legacy assets at attractive conditions and within a reasonable period of time.

As we have been strategically repositioning the Company to focus on the development of RNA delivery technology, we have been seeking to partner or divest our legacy assets. These include primarily our Bentrio nasal spray for the protection against airborne allergens and viruses and AM-125 for the treatment of vertigo. On November 21, 2023, we completed the partial spin-off of our Bentrio business through the sale of a 51% stake in the Company’s subsidiary Altamira Medica AG.

Any sale or partnering process is time consuming and requires substantial management time and attention, which may have an effect on our business and results of operations.

Valuation of assets in one or several partial divestiture or partnering transactions depends on a variety of factors such as the valuation of comparable assets, interest for the type of assets and conditions on capital markets. We can provide no assurances that we will successfully sell our remaining stake of 49% in Altamira Medica AG or partner our AM-125 development program, or that we will do so in accordance with our expected timeline. Additionally, any decisions made regarding our deployment or use of any sales or out-licensing proceeds we receive in any sale or partnering transaction involves risks and uncertainties. As a result, our decisions with respect to such proceeds may not lead to increased long-term shareholder value. If a sale or the out-licensing of the AM-125 development program at what we consider to be a reasonable price is not available, we may decide to cease efforts to divest or partner the AM-125 development program.

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

Risks Related to the Development and Clinical Testing of Our Product Candidates

The xPhore platform and the AM-401 and AM-411 programs are still in preclinical development. If our development programs are unsuccessful, or we are unable to out-license the platforms or programs, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We have invested a significant portion of our efforts and financial resources in the acquisition and development of xPhore, AM-401 and AM-411, which are still in preclinical development. Our ability to generate product revenues from the out-licensing of these RNA delivery platforms and drug product candidates, will depend heavily on successful development, obtaining regulatory approval or clearance and eventual commercialization of these product candidates. The success of AM-401 or AM-411 and our other product candidates will depend on several factors, including the following:

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

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully out-license xPhore, AM-401 or AM-411, which would materially adversely affect our business, financial condition and results of operations.

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

Our product development costs will increase if we experience delays in pre-clinical testing and clinical trials or if we are required to conduct additional studies or trials or other testing beyond the studies, trials and testing that we currently contemplate or conduct, and we may be required to obtain additional funds to complete such additional studies and trials. We cannot assure you that our pre-clinical studies or clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our studies or trials after they have begun. Significant study or trial delays also could shorten any periods during which we or potential licensees of ours may have the exclusive right to commercialize our product candidates or to use our RNA delivery platforms for their own product candidates or allow competitors to bring products to market before our potential licensees do or shorten any periods during which our potential licensees have the exclusive right to commercialize our product candidates or use our RNA delivery platforms for their own product candidates, which may harm our business and results of operations.

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

The development programs for our RNA delivery platforms and product candidates will require substantial additional cash to fund expenses and may require expertise, such as strategic business development expertise, which we do not currently possess. For example, we currently do not intend to continue the development of our AM-401 and AM-411 product candidates beyond the clearance by regulatory agencies for testing in humans or phase 1 clinical trials. Therefore, in addition to our relationship with WU, we may decide to enter into strategic alliances or create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development of those product candidates or out-license rights to third parties to use our RNA delivery platform for the development of their own drug products.

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

We have relied upon and plan to continue to rely upon third-party contract research organizations, or CROs, to monitor and manage data for our ongoing nonclinical and clinical program. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with cGMP, cGCP, and Good Laboratory Practice, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EU and comparable foreign regulatory authorities for all of our product candidates in nonclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, trial sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical trials may be deemed unreliable and the EMA, FDA, other regulatory authorities may require us or our licensees to perform additional nonclinical and clinical trials before clearing our product candidates for clinical testing or approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our studies and preclinical or clinical data comply with relevant regulations. Our failure to comply with these regulations may require us to repeat certain studies, which would delay the regulatory clearance or approval process.

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

We currently rely on single-source third-party suppliers and other third parties for the sourcing of certain ingredients and the manufacturing of our RNA delivery platforms and drug product candidates and our dependence on these third parties may impair the advancement of our research and development programs.

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

We currently procure the peptide, the RNA payloads and certain other ingredients for our RNA delivery platforms and AM-401 and AM-411 as well as formulated intermediate products and final products from single-source suppliers. Although we believe that there are alternate sources of supply that could satisfy our requirements, and we have performed some preliminary investigations to assess this availability, we cannot assure you that identifying alternate sources and establishing relationships with such sources would not result in significant delay in the development or out-licensing of our RNA delivery programs or drug product candidates. Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all. A delay in the development of our RNA delivery platforms or drug product candidates or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

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

We have filed or intend to file several patent applications covering various aspects of our RNA delivery platform and product candidates. We cannot offer any assurances about whether the patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be challenged by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of our RNA delivery platforms or any drug product candidates that we may develop through out-licensing.

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

The share price of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our common shares may fluctuate significantly in the future due to a variety of factors, including:

●	delays in executing on our plans to reposition the Company around RNA delivery technology and to divest or partner our legacy assets;

●	technological innovations or commercial product introductions by us or competitors;

●	changes in government regulations;

●	adverse developments concerning our suppliers or manufacturers;

●	developments concerning proprietary rights, including patents and litigation matters;

●	public concern relating to the commercial value or safety of any of our product candidates;

●	financing or other corporate transactions;

●	general market conditions in the biopharmaceutical industry or in the economy as a whole; or

●	other events and factors beyond our control.

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

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. We may issue securities, including our common shares and warrants to purchase common shares, at any time and from time to time subject to the limitations set forth in General Instruction I.B.5 of Form F-3. If a large number of our common shares and/or warrants to purchase common shares are sold in the public market, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

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

Based upon our current and projected income and assets, and projections as to the value of our assets, we do not anticipate that we will be a PFIC for the 2024 taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and we have not and will not obtain an opinion of counsel regarding our classification as a PFIC. Fluctuations in the market price of our common shares may cause us to be classified as a PFIC in any taxable year because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our common shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the 2024 taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and any future fundraising activity. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service (the “IRS”) may challenge the classification or valuation of our Company’s assets, including its goodwill and other unbooked intangibles, or the classification of certain amounts received by our Company, which may result in our Company being, or becoming classified as, a PFIC for the 2024 taxable year or future taxable years. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year and U.S. investors should invest in our common shares only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

Management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2022, and 2023, due to material weaknesses identified in Item 15, “Controls and Procedures,” of the corresponding Annual Reports. The Company did not maintain controls to execute the criteria established in the COSO Framework for the control environment, risk assessment, control activities, information and communication, and monitoring components, which resulted in control deficiencies that constitute material weaknesses, either individually or in the aggregate, within each component of the COSO Framework. This was due to the lack of sufficient resources to execute control activities which contributed to the potential for there to have been material errors in our financial statements in addition to the material misstatement that occurred in our interim reporting for the period ended June 30, 2022.

In 2024, Management remediated these material weaknesses. However, we cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to avoid potential future material weaknesses. Accordingly, we will continue to monitor and evaluate the effectiveness of our internal control over financial reporting. See “Item 15. Controls and Procedures” for more information.

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

We are a preclinical-stage biopharmaceutical company developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (xPhore platform). The versatile platform is suited for delivery of oligonucleotides (OligoPhore for short interfering RNA or siRNA), mRNA (SemaPhore: linear messenger RNA) and circRNA (CycloPhore: circular mRNA) and made available to pharma or biotech companies through out-licensing. In addition, we are pursuing two flagship siRNA programs using our proprietary OligoPhore delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept.

In 2023 we took a first step to reposition our company around the RNA delivery business by spinning off a 51% stake in Altamira Medica AG, which manufactures and markets Bentrio, an OTC nasal spray for allergic rhinitis. We thus continue to hold a 49% stake in the Bentrio business (with additional economic rights). Further, we have announced our intention to partner / divest also our legacy assets from our traditional activities, which include the AM-125 program, a nasal spray for vertigo (post Phase 2), as well as our early- to late-stage clinical development programs in tinnitus and hearing loss.

Capital expenditure

Our actual capital expenditures for the years ended December 31, 2024, 2023 and 2022 amounted to $0.1 million, $0 and $2.1 million, respectively. Our capital expenditures were primarily related to production equipment in 2024 and to intangible assets (capitalized expenditures in 2022) created as part of the AM-125 development program.

B. Business overview

Strategy

Our goal is to become a leading biomedical company focused on developing and commercializing RNA delivery technology. We believe that the use of RNA therapeutics – be it siRNA, mRNA or other modalities – to control the expression of disease-relevant genes holds great promise. By engaging targets that are otherwise ‘undruggable’ by small molecules and proteins, whole new avenues are expected to open up with RNA therapeutics for treating intractable diseases. However, delivering RNA therapeutics into the right cell of the right tissue has been one of the key challenges preventing their more widespread adoption so far.

So far, most RNA therapeutics have been directed at the liver using delivery platforms based on lipid nanoparticles or GalNAc, an amino sugar derivative of galactose. In contrast, delivery to non-liver (that is extrahepatic) tissues has been largely elusive so far. Our proprietary peptide polyplex platform xPhore can engage different RNA modalities such as siRNA, mRNA or circular RNA in rapid self-assembly. The technology is designed to allow for systemic or local delivery of RNA payloads with efficient cellular uptake and extensive endosomal release. Importantly, it enables delivery to target tissues outside the liver, creating the potential for developing RNA-based therapies for a range of indications with substantial unmet need.

The key elements of our strategy are:

●	Leverage xPhore platform through partnering. Considering the suitability of our peptide polyplex platform for multiple therapeutic indications especially in oncology and inflammatory / autoimmune diseases but also elsewhere, and for various types of nucleotides, we aim to leverage the platform through collaborations with other biopharmaceutical companies and the out-licensing of technology for specific indications. In this way, we intend to become a delivery platform company.

●	Demonstrate proof of concept with xPhore. Based on positive results obtained with OligoPhore delivering various siRNA payloads in more than ten different murine disease models, we have selected two among them for further proprietary development, thus adding to the preclinical data package for the xPhore platform. With project AM-401 we are targeting KRAS driven cancer such as colorectal cancer or pancreatic cancer, and with project AM-411 we are targeting rheumatoid arthritis. We intend to develop at least one of these projects up to Investigational New Drug (IND) clearance by the US Food and Drug Administration (FDA) or a Phase 1 clinical trial before seeking to license them out.

●	Focus activities on RNA delivery technology by divesting or partnering our non-RNA businesses. As we aim to expand our activities in RNA delivery technology, we intend to dedicate our full resources and management focus on them. In a first step, we have divested a 51% stake in our Bentrio business in 2023. We intend to divest or partner the remaining legacy assets in 2025. Any proceeds from divestiture or partnering shall be applied to growing the activities in RNA delivery technology.

Delivering RNA therapeutics to extrahepatic tissues

xPhore is a versatile platform for delivery of nucleic acids such as siRNA, mRNA or circRNA into target cells. Using the same technology, OligoPhore designates the platform for oligonucleotides, whereas SemaPhore designates the platform for linear mRNA and CycloPhore the platform for circRNA. It is based on a proprietary 21 amino acid peptide that can engage any type of RNA in rapid self-assembly into a polyplex. The polyplex has a size, charge, and other physical features that allows escaping hepatic sequestration while increasing circulation time clearance, thus allowing the polyplex to reach other target tissues than the liver. xPhore protects the RNA payload from degradation in the circulation and allows for rapid cellular uptake, while enabling pH-dependent nucleotide maximal endosomal escape and cytoplasmic delivery.

Effective delivery and positive treatment outcomes have been demonstrated with xPhore™ in more than 15 diverse murine models of cancer, cardiovascular, metabolic, inflammatory and autoimmune diseases. All of these results have been published in peer-reviewed journals or presented at scientific conferences.

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

Our Product Candidates

xPhore RNA delivery platform

RNA-based therapies are currently one of the most promising fields in medical research. We believe that the use of RNA therapeutics to control the expression of disease-relevant genes holds great promise. By engaging targets that are otherwise ‘undruggable’ by small molecules and proteins, whole new avenues are expected to open with RNA therapeutics for treating intractable diseases. There exist various carriers for delivering nucleic acids into cells, such as viral-based vectors, lipid nanoparticles (LNPs), and ligand conjugates. Although each of these systems exhibits promising features, robust nucleic acid delivery remains the key rate-limiting step for unlocking the full potential of RNA therapeutics. So far, most RNA therapeutics have been directed at the liver using delivery platforms based on lipid nanoparticles (LNPs) or GalNAc-conjugates. In contrast, delivery to non-liver (that is extrahepatic) tissues has been largely elusive so far.

Our solution – xPhore

Our xPhore technology is a highly versatile platform that allows for delivery of nucleic acids into cells, notably into non-liver tissues, using systemic or local administration.

The technology has the following main features:

●	Stability: the RNA is complexed and protected from degradation in a nanoparticle polyplex, and it is only released inside of cells after endosomal uptake and not in the circulation

●	Extrahepatic delivery: the nanoparticle is not sequestered in the liver, but will readily permeate inflamed pathological tissues, delivering the payload to the target tissue

●	Endosomal escape: we have co-opted the natural cellular process of endosomal acidification to disassemble the polyplex, which is followed by maximal release of siRNA into the cytoplasm

●	Selectivity: the polyplex silences molecular targets in diseased tissues only

●	Safety: no cellular or adaptive immune response to nanoparticle components or siRNA after multiple serial doses, and no organ toxicities have been observed in mice after serial dosing

We are aiming to license the xPhore technology to companies in the biopharmaceutical industry for use with their own RNA molecules, providing support for the formulation and process development steps.

AM-401 in KRAS driven cancers

With project AM-401 we are applying our xPhore technology to KRAS driven cancers to slow down KRAS driven tumor cell growth and proliferation or to stop it altogether by delivering KRAS siRNA specifically inside tumor cells for gene knock down.

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

As described by Strand and colleagues in a 2019 issue of the scientific journal Oncotarget, in vitro and in vivo experiments demonstrated efficient uptake of OligoPhore (then known as p5RHH nanoparticles) with KRAS-targeted siRNA in colorectal and pancreatic cancer cells, strong inhibition of KRAS expression, reduced viability of tumor cells and significant reduction in tumor growth and volume. Importantly, a murine model demonstrated the capacity of the OligoPhore platform to drive targeted delivery of the nanoparticles specifically to tumor cells.

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

The process of sequence selection and optimization will be followed by further in vivo testing. Meanwhile, we have been working on the scale up in the synthesis of the peptide base of OligoPhore and process development for the manufacture of the nanoparticles. We intend to review and discuss our plans for IND-enabling preclinical studies with the FDA in the context of a Pre-IND meeting. Subject to the opening of an IND (or equivalent clearance by another regulatory agency), we expect to conduct a Phase 1 clinical trial in patients with KRAS driven cancer either on our own or through a partner from the biopharmaceutical industry.

AM-411 in rheumatoid arthritis

With project AM-411, we are targeting the NF-κB signaling pathway, a critical regulator of immune and inflammatory responses and specifically in rheumatoid arthritis (RA). AM-411 comprises an optimized siRNA targeting p65, one of the components of NF-kB and a key checkpoint in RA inflammation that has generated high interest as a target. However, given NF-kB’s ubiquitous functions, the key challenge is to induce contextual, tissue specific effects, which is not possible with classic small molecule or biologic approaches. AM-411 reduces local inflammation without affecting the NF-κB pathway elsewhere and is less likely to generate resistance because it reduces synthesis of p65 rather than blocking the protein.

RA is a chronic inflammatory condition causing joint swelling and pain which may also affect other areas, including the skin, eyes, brain, and cardiovascular system. In the US in 2014, approximately 1.3 million adults suffered from RA, as described by Hunter and colleagues in a 2017 issue of Rheumatology International. According to the World Health Organization (WHO), in 2019 the autoimmune disease affected globally 18 million people. A study by Crowson and colleagues which was published in 2012 in the journal Arthritis and Rheumatism showed that RA affects 1 in 28 women and 1 in 59 men during their lifetime. There is no cure for RA; current treatments seek to manage RA with biologic and non-biologic immunosuppressants, corticosteroids and non-steroidal anti-inflammatory drugs (NSAIDs). While useful, drug resistance occurs in up to 50% of patients and systemic adverse reactions are frequent, including rash, hair loss, altered liver function, low blood cell counts, nausea, increased infections and neuropathy. New biologics targeting JAK/ interleukins have been issued black box warnings by the FDA. According to a market research study by Allied Market Research, the global anti-rheumatics market is expected to grow from $57.9 billion in 2019 to $62.9 billion in 2027, representing the second largest therapeutic area after oncology. Adalimumab, a biologic blocking TNF which is marketed as Humira®, was #1 among RA therapeutics in 2021 and also the world’s largest selling drug outside of Pfizer’s COVID-19 vaccine.

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

Legacy assets

AM-125

We have been developing AM-125 as a nasal spray reformulation of betahistine for intranasal treatment of vertigo (acute vestibular syndrome; AVS). We started the program in February 2017 through the purchase of various assets related to betahistine dihydrochloride in a spray formulation from Otifex Therapeutics. In 2019 we initiated the “TRAVERS” Phase 2 trial to evaluate the safety and efficacy of AM-125 in 124 patients suffering from AVS following surgery. In June 2022 we reported top-line results from the trial showing good tolerability and a dose- and time-dependent improvement in balance and signs and symptoms of vestibular dysfunction. In parallel to the clinical development, we have been conducting various preclinical studies with AM-125 and working on the analytical and process development for the manufacturing of the drug product. The FDA cleared our IND application in June 2023 which will allow for the conduct of clinical trials in the U.S. In the context of our strategic transition to become a company focused on RNA delivery technology, we intend to out-license or sell the AM-125 program.

Bentrio

In September 2020 we initiated the development of Bentrio, a drug-free nasal spray for protection against airborne viruses and allergens, through our affiliate Altamira Medica AG. Upon application into the nose, Bentrio forms a protective gel layer on the nasal mucosa. This thin layer is designed to prevent the contact of airborne particles with cells; in addition, the composition serves to bind such particles and help with their discharge. The efficacy and safety of Bentrio has been demonstrated in a total of four clinical trials, of which the largest one (“NASAR” study) enrolled 100 patients suffering from seasonal allergic rhinitis. In NASAR, participants self-administered either Bentrio or saline nasal spray for two weeks 3 x per day. The study showed a statistically significant reduction in the mean daily reflective Total Nasal Symptom Score (rTNSS) for Bentrio compared to saline, as well as a statistically highly significant improvement in health-related quality of life and superior global ratings of efficacy by patients and investigators alike.

Since Bentrio does not contain any active substance, it is regulated and marketed as an “over-the-counter” (OTC) medical device. In June 2022 the FDA cleared Bentrio under a 510(k) as a Class II device for the intended use of promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens. Bentrio is marketed primarily through distributors; Altamira Medica is planning to partner the product for the US and other key markets with one or several well-established providers of OTC consumer health products. In November 2023 we sold 51% of the share capital of Altamira Medica to a Swiss private equity investor. We retained 49% of the company’s share capital, which we intend to divest occasionally.

Competition

We face or may face competition from different sources with respect to our xPhore delivery platform and our product candidates AM-401 and AM-411 and any other product candidates that we may seek to develop in the future. Our RNA delivery platforms and any product candidates that we successfully develop will compete with existing RNA delivery platforms and therapies, even if they use different technologies or if they are not licensed specifically for use in our target therapeutic indications or if they lack clear proof of efficacy.

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

RNA delivery technologies

There are several companies offering commercial- or developmental-stage technologies for delivering RNA payloads to extrahepatic cells. These include Acuitas Therapeutics Inc., Aposense Ltd., Bio-Path Holdings, Inc., Biodrone Therapeutics Inc., Biorchestra Co., Ltd., Entos Pharmaceuticals, Ethris GmbH, Genevant Sciences Corp., Mercurna B.V., NanoVation Therapeutics, Neoregen Biotech Co., Ltd., N4 Pharma PLC, Ovensa Inc., Pantherna Therapeutics GmbH, ReCode Pharmaceuticals, RNATICS GmbH, Sirnaomics Ltd., SiSaf Ltd,, SixFold Bioscience, siRNAgen Therapeutics, TransCode Therapeutics, Inc., Vectiopep LLC, Vector Bioscience Cambridge Ltd., ViaNautis Bio Ltd., 4basebio PLC, or 20Med Therapeutics B.V. Although we consider that our xPhore platform offers unique advantages over current delivery approaches such as lipid nanoparticles, GalNAc conjugates or viral vectors through the ability to use of systemic administration, delivery to extrahepatic tissues, efficient cellular uptake and high levels of endosomal release, it may take time to raise awareness and interest among potential customers within the biopharmaceutical industry, resulting in its successful adoption.

KRAS driven cancers

There are several companies marketing or developing treatments for KRAS driven cancers. Amgen and Mirati Therapeutics obtained an accelerated approval by the FDA for the KRAS G12C small molecule inhibitors sotorasib and adagrasib as second-line treatment in NSCLC with G12C mutated KRAS. Treatments for single KRAS mutations are under development by various other companies, mostly based on small molecule inhibitors (e.g. Genentech, Eli Lilly, Revolution Medicine or Boehringer Ingelheim), but also based on RNA (e.g. Silexion Therapeutics, Nitto Denko). In addition, various treatments for multiple KRAS mutations are under development by companies such as Revolution Medicines, Boehringer Ingelheim, Eli Lilly or Alterome Therapeutics.

The aforementioned developments have the potential to compete with AM-401. In addition, there exist various treatment paradigms for key targets such as NSCLC, CRC and pancreatic cancers, including resection, chemotherapy, treatment with biologics and combinations thereof, and various lines of therapy. The relative positioning within current or future lines of therapy and thus the most relevant competition to AM-401 is uncertain at this point of development.

Rheumatoid arthritis

The market for RA therapeutics is highly competitive and currently dominated by several large pharma companies. They are marketing primarily biologics targeting TNF-α, e.g. adalimumab (AbbVie), infliximab (Johnson & Johnson), or etanercept (Amgen), or other targets such as B cells (rituximab, Roche), T cells (abatacept, BMS), or IL-6 (tocilizumab, Genentech). As the patent and other market access protection has lapsed for several of these biologics, biosimilars have been developed and introduced to the market by competitors. A biosimilar is a biologic that is highly similar to and has no clinically meaningful differences from an existing approved biologic. Further, large companies are marketing various small molecule JAK inhibitors such as upadacitinib (AbbVie), tofacitinib (Pfizer) or baricitinib (Lilly). In addition, there are various older drugs on the market, such as glucocorticoids, non-steroidal anti-inflammatory drugs (NSAIDs) or disease modifying antirheumatic drugs (DMARDs), including methotrexate, hydroxychloroquine and sulfasalazine.

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

RNA delivery platforms

We are the exclusive licensee under our agreement with Washington University of a portfolio of patents and patent applications that relate to peptide based polyplexes for RNA delivery. The portfolio includes two issued US patents along with their foreign counterparts in various jurisdictions that cover the composition of matter or method of use of the peptide based polyplexes. These licensed patents and patent applications are expected to expire between 2034 and 2037, prior to any patent term extensions to which we may be entitled under applicable laws. In addition, in late 2024, we filed a provisional patent application with the USPTO related to the use of xPhore with circRNA; if granted, the new patent would be expected to expire in 2044.

Flagship programs

We filed several provisional patent applications related to our AM-401 and AM-411 flagship programs with the USPTO describing novel nanoparticle compositions based on xPhore or derivatives thereof in combination with siRNA sequences designed to silence different types of mutated KRAS (polyKRASmut) and p65, respectively. If granted, the new patents would be expected to expire in 2043 or 2044.

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

Furthermore, orphan drug exclusivity has been or may be sought where available. Such exclusivity has a term of 7 years in the United States and 10 years in Europe. Some indications for our flagship programs may be eligible for orphan drug designation. In addition, we have acquired a U.S. orphan drug designation for betahistine for the treatment of obesity associated with Prader-Willi syndrome.

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

Manufacturing

We currently rely on and expect to continue to rely on third parties for the supply of raw materials and the manufacture of key components for our RNA delivery platforms such as relevant peptides and for our drug product candidates, including AM-401, AM-411 and any other drug product candidate. For the foreseeable future, we expect to continue to rely on such third parties. Reliance on third-party providers may expose us to more risk than if we were to manufacture key components for our RNA delivery platforms or product candidates ourselves. We intend to out-license rights to use our RNA delivery platforms and product candidates to other biopharmaceutical companies; however, we intend to retain control of critical manufacturing processes for strategic purposes, in which case we would remain responsible for compliance of the manufacturing with applicable laws, regulations and applicable cGMP standards.

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

We expect that xPhore will be classified by regulatory agencies as nanomaterial carrier which is added to therapeutics with the intention of improving the delivery of the active pharmaceutical ingredient (which is the RNA “payload”). Regulatory agencies seek to verify that such nanomaterial carrier is safe in the amount it will be used, performs its intended function in the drug product, does not adversely affect the performance of the active drug, and is manufactured according to good manufacturing practices.

We expect that AM-401 and AM-411 will be classified by regulatory agencies as drug products which comprise OligoPhore as excipient and the polyKRASmut siRNA and p65 siRNA, respectively, as active substances.

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

Pharmaceutical Coverage, Pricing and Reimbursement

In both domestic and foreign markets, our sales of any approved drug products will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products, if approved, unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of our products will therefore depend substantially, both domestically and abroad, on the extent to which the costs of our products will be paid by third-party payors.

C. Organizational structure

The registrant corporation, Altamira Therapeutics Ltd., had three wholly owned subsidiaries and one associated company as of December 31, 2024, which are each listed in Exhibit 8.1 filed hereto. We primarily operate our business out of our operating subsidiary Altamira Therapeutics AG (formerly Auris Medical AG).

D. Property, plants and equipment

Our registered office is in Hamilton, Bermuda. We also lease approximately 4,700 square feet of office space in Basel, Switzerland. This property serves as the corporate headquarters of our principal operating subsidiary; approximately 40% of the office space is sublet to a third party.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D. Risk factors” and elsewhere in this Annual Report.

A. Operating Results

Overview

We are a preclinical-stage biopharmaceutical company developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic tissues (xPhore platform). We are offering biopharmaceutical companies access to our technology for use with their own RNA molecules under collaboration and licensing agreements. In addition, we are pursuing two proprietary flagship development programs using our delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. We intend to advance at least one of them to IND clearance or through a Phase 1 clinical trial, at most, before licensing it out. In 2023 we took a first step to reposition our company around the RNA delivery business by spinning off a 51% stake in Altamira Medica AG, which manufactures and markets Bentrio, an OTC nasal spray for allergic rhinitis. We thus continue to hold a 49% stake in the Bentrio business (with additional economic rights). Further, we have announced our intention to partner / divest also our AM-125 program, a nasal spray for vertigo (post Phase 2), as well as our early- to late-stage clinical development programs in tinnitus and hearing loss.

We started our activities in RNA delivery in 2021 through the acquisition of Trasir Therapeutics Inc. In July 2023, we announced our first collaboration with a biopharmaceutical company to develop and evaluate our xPhore delivery platform with a specific RNA molecule developed by the client (Heqet Therapeutics, non-coding RNA for cardiac regeneration therapy). This was followed in 2024 by two further collaborations (March: Univercells, mRNA vaccines; December: undisclosed partner, radiopharmaceuticals). In parallel to these customer specific development activities, we have been advancing the development of the xPhore delivery platform as well as the proprietary development programs for RNA therapeutics (AM-401 and AM-411).

We aim to further expand the number of collaborations with biopharmaceutical companies for leveraging our xPhore platform and generating revenues from contract development and contract manufacturing work for customers as well as milestone payments and royalties on customers’ revenues with xPhore delivered RNA molecules. At the same time, we have been investing substantial resources in advancing the xPhore platform with the aim of generating and assembling the required data and information to support IND clearance by the FDA and equivalent regulatory clearances by other health authorities. At a minimum, we are aiming to achieve such IND clearance with either AM-401 or AM-411 in 2026.

While we have been expanding our development activities (and related spending) in RNA delivery over the past few years, we have been decreasing our activities related to our legacy assets, reflecting our strategic repositioning of the Company around the RNA delivery activities. These legacy assets primarily include the two nasal sprays Bentrio, a medical device for the prophylaxis or treatment of allergic rhinitis, and AM-125, a drug product for treatment of vertigo (acute vestibular syndrome, AVS).

Bentrio was first commercialized in 2021, and clinical development was completed in 2023. In November 2023 we sold 51% of the share capital of our subsidiary Altamira Medica AG (“Medica”), which operates our Bentrio business, to a Swiss private equity investor. We retained 49% of Medica’s share capital and have continued to provide certain services to Medica at cost. Bentrio is marketed primarily through distributors; Medica is intends to partner the product for the US, where FDA clearance has already been obtained, and other key markets with well-established providers of consumer health products.

AM-125 is a reformulation of betahistine for intranasal treatment of vertigo (acute vestibular syndrome; AVS). In 2022 we reported the results from a randomized double-blind placebo-controlled Phase 2 clinical trial in AVS showing good tolerability and a dose- and time-dependent improvement in balance and signs and symptoms of vestibular dysfunction. The FDA cleared our IND application in June 2023 which will allow for the conduct of clinical trials in the U.S. We intend to out-license or sell the AM-125 program.

Through the partial spin-off of our Bentrio business in November 2023 we no longer have any commercial stage product in our portfolio. Therefore, we are no longer incurring any sales and marketing expenses. Our general and administrative expenses consist primarily of salaries and related expenses for general and administrative staff, business development, administrative expenses including professional fees for auditors and consulting expenses other than those related to our development activities, the costs of operating as a public company etc.

Results of Operations

The numbers below have been derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Following the partial divestiture of our Bentrio business in November 2023, related activities have been reclassified and are shown as discontinued operations. Please see Note 26 to our audited consolidated financial statements included elsewhere in this Annual Report. Further, amounts for 2023 and 2022 have been re-presented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars.

	2024	2023	2022
	(in thousands of US$)

Other operating income	75	284	10
Research and development	(3,727)	(3,378)	(15,311)
General and administrative	(3,199)	(3,491)	(3,562)
Operating loss	(6,851)	(6,584)	(18,863)
Finance income	3	394	592
Finance expense	(837)	(1,857)	(1,268)
Share of loss of an associate	(773)	(44)	-
Loss before tax	(8,458)	(8,091)	(19,539)
Income tax gain/(loss)	-	-	8
Net loss from continuing operations	(8,458)	(8,091)	(19,531)
Discontinued operations:
Profit/(loss) after tax from discontinued operations	-	3,785	(8,248)
Net loss attributable to owners of the Company	(8,458)	(4,306)	(27,779)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of $ 0	(250)	35	462
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of $ 0	445	361	(869)
Share of other comprehensive income of an associate	19	8	-
Other comprehensive income/(loss), net of taxes of $ 0	214	403	(407)
Total comprehensive loss attributable to owners of the Company	(8,244)	(3,903)	(28,186)

Net loss for 2024 increased from 2023 due mainly to the non-recurrence of a contribution from discontinued operations. The operating loss was higher compared to 2023 owing to higher spending on research and development. This increase was partly compensated by a reduction in net finance expense as there were no more interest-bearing convertible loans outstanding in 2024, and foreign currency exchange losses were lower. The share of loss of associate increased in 2024 despite Medica recording a lower loss than in 2023; however, in 2024 Medica was consolidated as a 49% affiliate for the whole year compared to only a few weeks in the remainder of 2023. The deconsolidation of Medica resulted in a one-time profit from discontinued operations in 2023.

Net loss for 2023 decreased substantially from 2022 due mainly to the non-recurrence of a non-cash write-off (impairment) of previously capitalized internal development costs related to the AM-125 project as well as the deconsolidation of Medica. Primarily due to the lack of such impairment in 2023, operating loss improved significantly in 2023. Discontinued operations (Medica) resulted in a substantial loss in 2022, whereas the deconsolidation of Medica resulted in a one-time profit from discontinued operations in 2023.

Research and development expense	Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)

Pre-clinical projects	(1,831)	(562)	(408)
Clinical projects	(73)	(143)	(70)
Product and process development	(20)	(406)	(209)
Employee benefits and expenses	(1,599)	(1,591)	(1,494)
Patents and trademarks	(186)	(462)	(163)
Regulatory projects	(4)	(66)	(36)
Impairment intangible assets	-	-	(12,920)
Other research and development expense	(15)	(148)	(11)
Total research and development expense	(3,727)	(3,378)	(15,311)

Research and development expenses rose in 2024 vs. 2023 due mainly to higher project work related RNA delivery, in particular for pre-clinical testing and product and process development, as well as higher patent expenditures. On the other hand, expenditures for clinical projects decreased as clinical trials were essentially completed in 2023.

Research and development expenses decreased substantially in 2023 compared to 2022 primarily as there was no more non-cash write-off (impairment) of previously capitalized internal development costs related to the AM-125 project. Excluding the impairment charges in 2022, research and development expenses rose in 2023 mainly due to higher activity levels related to our RNA projects.

General and administrative expense	Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)

Employee benefits and expenses	(829)	(730)	(676)
Business development	-	(17)	(17)
Travel expenses	(38)	(48)	(100)
Administration expenses	(2,146)	(2,531)	(2,636)
Lease expenses from short-term lease	(55)	(18)	(6)
Depreciation of Right-of-use assets	(127)	(133)	(124)
Capital tax expenses	(4)	(14)	(3)
Total general and administrative expenses	(3,199)	(3,491)	(3,562)

General and administrative expenses in 2024 decreased from 2023 due mainly to lower general administrative expenses, which include fees for legal, accounting and auditing services, expenses related to being a public company and fees for the Board of Directors, among others. This was partly compensated by higher employee benefits primarily due to the reinforcement of headcount in finance and administration.

General and administrative expenses in 2023 decreased from 2022 due mainly to lower general administrative expenses.

B. Liquidity and capital resources

Since inception, we have incurred significant operating losses. We have financed our operations through public offerings of our common shares, private placements of equity securities, short-term loans and asset sales.

Cash flow

The table below summarizes our consolidated statement of cash flows including both continuing and discontinued operations for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022
	(in thousands of US$)

Net cash used in operating activities	(6,114)	(12,811)	(9,092)
Net cash from / used in investing activities	(115)	1,608	(2,243)
Net cash from financing activities	6,505	11,821	10,295
Net effect of currency translation on cash	(11)	99	(23)
Cash and cash equivalents at the beginning of the period	734	17	1,080
Cash and cash equivalents at the end of the period	999	734	17

Net cash used in operating activities decreased substantially in 2024 vs. 2023, reflecting a lower cash loss and essentially no change in net working capital compared to a substantial increase in 2023. Net cash used in operating activities was higher in 2023 than in 2022 primarily due to an increase in net working capital compared to a decrease in net working capital in 2022. The effect of the changes in net working capital were partly compensated by lower spending on research and development costs.

Net cash used in investing activities in 2024 mainly reflects the purchase of production equipment for RNA nanoparticle formulations. In 2023, the net cash proceeds from the partial spin-off of Medica and the subsequent capital contribution to Medica, which was treated as an investment in an associate, resulted in a net cash inflow from investing activities. In 2022 there was a cash outflow from investing activities due to investments in intangible assets (capitalization of development expenses for project AM-125).

The net cash inflow from financing activities in 2024 resulted from the sale of our common shares. It was lower than in 2023 when we obtained proceeds from the sale of our common shares, the exercise of warrants and a convertible loan; these proceeds were partly used for the repayment of convertible and other loans. In 2022, we obtained cash inflows from financing activities through a convertible loan, loans as well as the sale of our common shares.

Cash and cash equivalents were higher at year-end 2024 than at year-end 2023, which in turn were higher than those at year-end 2022.

Cash and funding sources

The table below summarizes our sources of financing for the years ended December 31, 2024, 2023 and 2022:

	Equity Capital and Preference Shares	Loans	Total
	in US$	in US$	in US$
2024	6,654,620	-	6,654,620
2023	10,819,067	2,782,415	13,601,482
2022	4,112,169	6,323,170	10,435,339
Total	21,585,856	9,105,585	30,691,441

During the period, we sold common shares of the Company in several transactions and under various agreements:

●	“At the market” offerings as defined in Rule 415(a)(4) promulgated under the Securities Act under agreements with H.C. Wainwright & Co., LLC (“HCW” and the “HCW Sales Agreement”) and A.G.P./Alliance Global Partners (“A.G.P.” and the “A.G.P. Sales Agreement”);

●	“Equity line” sales under an agreement with Lincoln Park Capital Fund, LLC (“LPC” and the “LPC Commitment Purchase Agreement”);

●	Public offerings with HCW acting as placement agent (the “2024 Public Offering” and the “2023 Public Offering”);

●	Warrant exercises under an agreement with FiveT Investment Management Ltd. (“FiveT IM” and the “Warrant Inducement Agreement”)

Further, we obtained loans from several parties, as follows:

●	Convertible loans from FiveT IM (the “2023 FiveT Loan” and the “2022 FiveT Loan”);

●	Loans from private investors.

All loans were paid back or converted into common shares in 2023 and 2022, and there were no loans outstanding in 2024.

See Note 30 to our audited financial statements for further information.

Commitments and Contingencies

We have no ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements; Going Concern

We expect that we will require additional funding to continue the research and development program for our RNA delivery platforms and our product candidates AM-401 and AM-411. We also expect to continue to incur additional costs associated with operating as a public company. To the extent that we will be unable to generate sufficient cash proceeds from the planned divestiture or partnering of our AM-125 development program and from our 49% stake in Medica or other partnering activities, we will need substantial additional financing to meet these funding requirements. However, additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our research and development programs, which could materially harm our business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements included in this report have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. The board of directors will need to consider the interests of our creditors and take appropriate action to restructure the business if it appears that we are insolvent or likely to become insolvent.

For more information as to the risks associated with our future funding needs, see “Item 3. Key Information—D. Risk factors.”

Significant accounting policies and use of estimates and judgment

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS Accounting Standards. The preparation of these consolidated financial statements requires us to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Our significant accounting policies are more fully described in the notes to our audited consolidated financial statements appearing elsewhere in this Annual Report.

Recent accounting pronouncements

See Note 4 to our audited consolidated financial statements included elsewhere in this Annual Report for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on the Company’s financial condition, results of operations and cash flows.

C. Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—A. History and Development of the Company,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results – Results of Operations.”

D.	Trend information

See “Item 5. Operating and Financial Review and Prospects.”

E.	Critical Accounting Estimates

Not applicable.

F.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our directors have been elected for a one-year term and, accordingly, the term will expire at the time of our 2025 annual general meeting. The following table presents information about our executive officers and directors.

			Initial
			Year of
Name	Position	Age	Appointment
Executive Officers
Thomas Meyer	Chairman, Director and Chief Executive Officer	57	2003
Covadonga Pañeda	Chief Operating Officer	51	2022
Marcel Gremaud	Chief Financial Officer	67	2021

Non-Executive Directors
Mats Blom	Director	60	2017
Alain Munoz	Director	76	2018
Dominik Lysek	Director	50	2024

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

Marcel Gremaud, Chief Financial Officer: Mr. Gremaud, CPA, has been Altamira Therapeutics’ Chief Financial Officer since November 2021. In 2001 he founded Gremaud GmbH, an audit and accounting company, and as its owner and CEO has been supporting various companies in financial consolidation and accounting in accordance with international accounting and reporting standards. Mr. Gremaud has more than 30 years’ experience in controlling and accounting in international pharma companies and start-ups.

Non-Executive Directors

Mats Blom, Director: Mr. Blom has been a member of our Board of Directors since April 2017. Mr. Blom was Chief Financial Officer (CFO) of NorthSea Therapeutics B.V., a biotechnology company focused on oral, structurally engineered lipid therapeutics. Prior to joining NorthSea, he served as CFO of Modus Therapeutics A/B, a biotechnology company developing therapeutics to restore healthy blood flow for patients with debilitating diseases, Zealand Pharma A/B, a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines, and Swedish Orphan International, an orphan drug company acquired by BioVitrum in 2009. In addition, Mr. Blom has extensive managerial experience and has held CFO positions at Active Biotech AB and Anoto Group AB. Previously, he served as a management consultant at Gemini Consulting and Ernst & Young. He is currently a member of the Board of Directors of Hansa Biopharma AB (HNSA), Egetis Therapeutics AB (EGTX) and Pephexia Therapeutics ApS. Mats Blom holds a BA in Business Administration and Economics from the University of Lund and an MBA from IESE University of Navarra, Barcelona.

Alain Munoz, Director: Mr. Munoz, MD, has been a member of our Board of Directors since March 2018 and previously served on our Board of Directors between 2007 and 2015. Mr. Munoz is an entrepreneur and independent management consultant in the pharmaceutical and biotechnology industry. From 1990 to 2000, Mr. Munoz worked with the Fournier Group, as Research and Development Director and then Senior Vice President of the Pharmaceutical Division. He joined Fournier from Sanofi Research, where he started as Director in the cardiovascular and anti-thrombotic products department and then as Vice President international development. Mr. Munoz is qualified in cardiology and anesthesiology from the University Hospital of Montpellier, France where he was head of the clinical cardiology department. He has been a member of the Scientific Committee of the French Drug Agency. He serves as an independent Board Member of biotechnology companies.

Dominik Lysek, Director: Mr. Lysek has been a member of our Board of Directors since May 2024. Mr. Lysek is an entrepreneur and member of the Board of Directors of various start-up companies. He currently serves as the CEO of PharmaTrail Ltd., a provider of blockchain-based clinical trial software. In 2010 he founded credentis ag, a Swiss company dedicated to the development of a self-assembling peptide for dental enamel regeneration. Supported by venture capital and private investors, he led and grew the company up to its profitable sale to vVardis AG in 2020. Prior to founding credentis, Mr. Lysek worked as clinical project manager in the biotech and medtech industry. He is currently a member of the Board of Directors of ActivCell Group AG, Enzian Health AG, PharmaTrail AG, and Stiftung Futuri (non-profit). He obtained a Master of Chemistry at the University of Edinburgh and holds a PhD in Biophysics from ETH Zurich, where he worked in the research group of Nobel laureate Kurt Wüthrich.

B. Compensation

For the year ended December 31, 2024, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was $1,262,177 (2023: $1,398,434).

For the year ended December 31, 2024, the amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of $44,469 (2023: $49,050).

Compensation awarded to the Board of Directors in 2024

The total compensation of the members of the board of directors in 2024 is outlined below:

	Cash	Social	Stock
In US$	Compensation	Contributions	Options (3)	Total
Thomas Meyer, Chairman (1)		-	-	-
Margarit Schwarz (2)	16,875	-	-	16,875
Dominik Lysek	22,500	-	-	22,500
Mats Blom	45,000	-	18,227	63,227
Alain Munoz	45,000	-	18,227	63,227

Total	129,375	-	36,454	165,829

(1)	Disclosed under “Compensation Awarded to Our Executive Officers” below. The Chief Executive Officer does not receive any additional compensation for the exercise of the office of the Chairman.

(2)	Serving up to the 2024 Annual General Meeting on May 16, 2024.

(3)	In 2024, 20,734 options were granted to each eligible member of the Board of Directors, with an exercise price of $1.56 per common share and an expiration date of May 16, 2032. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

Compensation Awarded to our Executive Officers in 2024

The total compensation and the highest individual compensation to our executive officers in 2024 are outlined below:

			Social
			contributions
	Fixed Cash	Variable	and fringe	Stock
in USD	Compensation	Compensation (1)	benefits	Options (2)	Total
Thomas Meyer, Chief Executive Officer (3)	317,000.	51,334.	75,660.	162,175.	606,168.
Executive Officers Total (4)	621,729	115,327	98,188	261,105	1,096,348

(1)	The variable compensation is paid in common shares or deferred for payment in cash, subject to certain conditions.

(2)	2024 option grants, exercise prices of $1.57 and $0.48; expiration date April 30, 2032, and October 31, 2032, respectively. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

(3)	Highest paid executive.

(4)	On December 31, 2024, we had three executive officers, of which one was remunerated on a consulting basis (not included in this table).

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

Clawback Policy

On November 15, 2023, in accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq Listing Rule 5608, we adopted an incentive compensation recoupment policy. Following the delisting of our common shares from Nasdaq in December 2024, the policy was revoked.

Equity Incentive Plans

Equity Incentive Plan

In August 2014, as amended and restated in June 2019, we established the EIP with the purpose of motivating and rewarding those employees and other individuals who are expected to contribute significantly to our success and advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals. The option exercise price for options under the EIP is determined by the compensation committee at the time of grant but shall not be less than the par value of a common share on the grant date. As of December 31, 2024, 303,313 common shares were available for award under the EIP.

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

We are a foreign private issuer. As a result, our corporate governance requirements may differ in certain aspects from those applicable to public companies in the U.S. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

Committees of the Board of Directors

Audit Committee

The audit committee, which consists of Mats Blom, Alain Munoz and Dominik Lysek, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Mr. Blom serves as chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Blom is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Mr. Blom, Mr. Munoz and Mr. Lysek satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee is governed by a charter. The audit committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

●	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

●	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

●	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

●	reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

●	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;

●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

●	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets at least four times per year.

Compensation Committee

The compensation committee, which consists of Alain Munoz and Mats Blom, assists our board of directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our directors and executive officers. While Bermuda law does not require that we adopt a compensation committee, we have established a compensation committee in accordance with our Bye-laws.

D. Employees

As of December 31, 2024, we had 13 employees (11.3 full time equivalents, FTEs). The breakdown by cost centers is as follows: Research & Development: 8.4 FTEs, General & Administration: 2.9 FTEs. All employees were located in Switzerland. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

E.	Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of April 15, 2025 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

●	each of our executive officers and directors; and

●	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of April 15, 2025, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

Common shares that a person has the right to acquire within 60 days of April 15, 2025, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is Altamira Therapeutics Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The percentage of common shares beneficially owned is based on 4,662,080 common shares issued and outstanding as of April 15, 2025. Each common share confers the right on the holder to cast one vote at a general meeting of shareholders and no shareholder has different voting rights.

	Shares Beneficially
	Owned
Shareholder	Number	Percent
5% Shareholders
-	—	—
Executive Officers and Directors
Thomas Meyer, (1)	26,451	0.57%
Mats Blom (2)	23,273	*
Dominik Lysek (3)	738	*
Alain Munoz (2)	23,263	*
Covadonga Pañeda (2)	2,865	*
Marcel Gremaud (2)	147	*
All current directors and executive officers as a group (6 persons)	76,737	1.65%

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.

(1)	Consists of 20,000 common shares, warrants to purchase 920 common shares and options to purchase 5,531 common shares under the EIP.

(2)	Consists of options to purchase common shares under the Company’s EIP.

(3)	Consists of 43 common shares and warrants to purchase 695 common shares.

Holders

As of April 15, 2025, we had four shareholders of record of our common shares.

Significant Changes in Ownership by Major Shareholders

None

B.	Related party transactions

Related Person Transaction Policy

We have a related person transaction policy in place under which any such transaction must be approved or ratified by the audit committee or the board of directors.

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

Mandate Agreements

Gremaud GmbH has provided the Chief Financial Officer for the Company since November 18, 2021. The Chief Financial Officer is an employee of Gremaud GmbH and is not paid directly by the Company. Fees paid to Gremaud GmbH for CFO services were $213,714 for 2024 compared to $276,313 in 2023.

Loan Agreements

Thomas Meyer, the Company’s CEO, contributed CHF 200,000 to a loan to us from September 2022 to July 2023. From December 2022 to March 2023, Mr. Meyer’s spouse provided one of our subsidiaries with a short-term loan of CHF 100,000.00.

C.	Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information Financial Statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS Accounting Standards.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets

Our common shares began trading on OTCQB on December 20, 2024, under the symbol “CYTOF”. They previously traded under the symbol “CYTO” on the Nasdaq Capital Market. On September 30, 2024, we had received a delisting notice from Nasdaq due to the Company’s failure to comply with Rule 5550(a)(2) of Nasdaq’s listing rules, which requires listed securities to maintain a minimum bid price of $1.00 per share. We filed an appeal with Nasdaq’s hearing panel (the “Panel”) to present our plan for regaining compliance with the rule; however, our request was denied by the Panel.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum of Continuance and Bye-laws

We are an exempted company incorporated under the laws of Bermuda. On January 24, 2019, our board of directors determined that it would be in our best interest to change our legal seat and jurisdiction of incorporation, respectively, from Switzerland to Bermuda (Redomestication). Our shareholders approved the Redomestication and adopted the Memorandum of Continuance and the Bye-laws at an extraordinary meeting of shareholders held on March 8, 2019. Upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda on March 18, 2019, the Company discontinued as a Swiss company and, pursuant to Article 163 of the Swiss Federal Act on Private International Law and pursuant to Section 132C of the Companies Act continued existence under the Companies Act as a Bermuda company.

Set forth below is a description of our share capital, Memorandum of Continuance and Bye-laws. Additionally, set forth below is a comparison of select provisions of the corporate laws of Delaware and Bermuda showing the default positions in each jurisdiction that govern shareholder rights. Such summaries do not purport to be complete and are subject to, and are qualified by reference to, all provisions of our Memorandum of Continuance and Bye-laws included as exhibits to this Annual Report.

Share Capital

As of December 31, 2024, our authorized share capital consisted of 100,000,000 common shares, par value $0.002 per share, and 20,000,000 preference shares, par value $0.0001 per share, and there were 4,662,080 common shares issued and outstanding, excluding 1,176,084 common shares issuable upon exercise of options and 16,445,116 common shares issuable upon exercise of warrants, and no preference shares issued and outstanding. All the Company’s issued and outstanding shares are fully paid in.

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

Proceedings of Board of Directors

Our Bye-laws provide that our business is to be managed and conducted by our board of directors. Our Bye-laws provide that only natural persons may be elected or appointed as directors, and the election or appointment of a corporation, partnership or similar entity as a director is not permitted. There is no requirement in our Bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our Bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested.

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

Exchange controls

The permission of the Bermuda Monetary Authority is required, under the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes the common shares of the Company) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted: (i) a general permission for the issue and subsequent transfer of any securities, other than any “Equity Securities” (which would include the common shares of the Company), of a Bermuda company of from and/or to a non-resident of Bermuda for exchange control purposes; and (ii) a general permission for any “Equity Security” (which would include the common shares of the Company) to be: (a) transferred into the name of a nominee or other registered holder where the transfer involves no change in the ultimate beneficial ownership of the Equity Security in question; (b) issued or transferred to or among any person who are holders of Equity Securities of the company, provided (i) no existing holder (other than an existing holder that has, or whose ultimate beneficial owner has, any of its own Equity Securities listed on an Appointed Stock Exchange) of less than 10% of the Equity Securities in the company will, as a result of any such issue or transfer, hold 10% or more of the Equity Securities in the company; and (ii) no existing holder (other than an existing holder that has, or whose ultimate beneficial owner has, any of its own Equity Securities listed on an Appointed Stock Exchange) of between 10% and 50% of the Equity Securities in the company will, as a result of any such issue or transfer, hold more than 50% of the Equity Securities in the company. Where a holder or proposed holder of the Company’s common shares seeks to (i) beneficially hold 10% or more of the total issued common shares of the Company or (ii) hold more than 50% of the total issued common shares of the Company where such holder or proposed holder does not already hold more than 50% of such shares, the prior to such issuance or transfer of common shares of the Company to such holder or proposed holder, the prior permission of the Bermuda Monetary Authority must be sought by the Company. The holder or proposed holder will need to provide certain information and documents to the Company, including that of the ultimate beneficial owner and any person to beneficially hold 10% or more of the Company’s common shares, in order for the Company to submit an application for permission to the Bermuda Monetary Authority. There can be no assurance that the Bermuda Monetary Authority will grant its permission to such an issuance or transfer in a timely manner or at all. In granting the general permissions the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this Annual Report.

Registrar or Transfer Agent

A register of holders of the common shares is maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register is maintained in the United States by Equiniti Trust Company, LLC, who serves as branch registrar and transfer agent.

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

The permission of the Bermuda Monetary Authority is required, under the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes the common shares of the Company) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted: (i) a general permission for the issue and subsequent transfer of any securities, other than any “Equity Securities” (which would include the common shares of the Company), of a Bermuda company of from and/or to a non-resident of Bermuda for exchange control purposes; and (ii) a general permission for any “Equity Security” (which would include the common shares of the Company) to be: (a) transferred into the name of a nominee or other registered holder where the transfer involves no change in the ultimate beneficial ownership of the Equity Security in question; (b) issued or transferred to or among any person who are holders of Equity Securities of the company, provided (i) no existing holder (other than an existing holder that has, or whose ultimate beneficial owner has, any of its own Equity Securities listed on an Appointed Stock Exchange) of less than 10% of the Equity Securities in the company will, as a result of any such issue or transfer, hold 10% or more of the Equity Securities in the company; and (ii) no existing holder (other than an existing holder that has, or whose ultimate beneficial owner has, any of its own Equity Securities listed on an Appointed Stock Exchange) of between 10% and 50% of the Equity Securities in the company will, as a result of any such issue or transfer, hold more than 50% of the Equity Securities in the company. Where a holder or proposed holder of the Company’s common shares seeks to (i) beneficially hold 10% or more of the total issued common shares of the Company or (ii) hold more than 50% of the total issued common shares of the Company where such holder or proposed holder does not already hold more than 50% of such shares, the prior to such issuance or transfer of common shares of the Company to such holder or proposed holder, the prior permission of the Bermuda Monetary Authority must be sought by the Company. The holder or proposed holder will need to provide certain information and documents to the Company, including that of the ultimate beneficial owner and any person to beneficially hold 10% or more of the Company’s common shares, in order for the Company to submit an application for permission to the Bermuda Monetary Authority. There can be no assurance that the Bermuda Monetary Authority will grant its permission to such an issuance or transfer in a timely manner or at all. In granting the general permissions the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this Annual Report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

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

Classified boards are permitted.	Provision for staggered boards of directors may be included in a company’s bye-laws.

DELAWARE CORPORATE LAW	BERMUDA CORPORATE LAW

Indemnification of directors and executive management and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:		Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

●	any breach of a director’s duty of loyalty to the corporation or its shareholders;

●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●	statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

●	any transaction from which the director derived an improper personal benefit.

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

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

●	by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

●	by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

●	by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or by the shareholders.

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

●	the duty of care; and

●	the duty of loyalty.

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

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association/continuance, including its objects and powers, and certain alterations to the memorandum of association/continuance. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge, and members of the public may require a copy of the register on payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

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

The permission of the Bermuda Monetary Authority is required, under the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes the common shares of the Company) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted: (i) a general permission for the issue and subsequent transfer of any securities, other than any “Equity Securities” (which would include the common shares of the Company), of a Bermuda company of from and/or to a non-resident of Bermuda for exchange control purposes; and (ii) a general permission for any “Equity Security” (which would include the common shares of the Company) to be: (a) transferred into the name of a nominee or other registered holder where the transfer involves no change in the ultimate beneficial ownership of the Equity Security in question; (b) issued or transferred to or among any person who are holders of Equity Securities of the company, provided (i) no existing holder (other than an existing holder that has, or whose ultimate beneficial owner has, any of its own Equity Securities listed on an Appointed Stock Exchange) of less than 10% of the Equity Securities in the company will, as a result of any such issue or transfer, hold 10% or more of the Equity Securities in the company; and (ii) no existing holder (other than an existing holder that has, or whose ultimate beneficial owner has, any of its own Equity Securities listed on an Appointed Stock Exchange) of between 10% and 50% of the Equity Securities in the company will, as a result of any such issue or transfer, hold more than 50% of the Equity Securities in the company. Where a holder or proposed holder of the Company’s common shares seeks to (i) beneficially hold 10% or more of the total issued common shares of the Company or (ii) hold more than 50% of the total issued common shares of the Company where such holder or proposed holder does not already hold more than 50% of such shares, the prior to such issuance or transfer of common shares of the Company to such holder or proposed holder, the prior permission of the Bermuda Monetary Authority must be sought by the Company. The holder or proposed holder will need to provide certain information and documents to the Company, including that of the ultimate beneficial owner and any person to beneficially hold 10% or more of the Company’s common shares, in order for the Company to submit an application for permission to the Bermuda Monetary Authority. There can be no assurance that the Bermuda Monetary Authority will grant its permission to such an issuance or transfer in a timely manner or at all. In granting the general permissions the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this Annual Report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders (defined below) of owning and disposing of common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold the common shares. This discussion applies only to a U.S. Holder that acquires our common shares at their original issuance and holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	banks, certain financial institutions and insurance companies;

●	brokers, dealers or traders in securities or persons who use a mark-to-market method of tax accounting;

●	persons holding common shares as part of a straddle, wash sale, conversion transaction or persons entering into a constructive sale with respect to the common shares;

●	persons whose functional currency for U.S. federal income tax purposes is not the US$;

●	entities classified as partnerships for U.S. federal income tax purposes and other pass through entities, and investors in such pass through entities;

●	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

●	persons that own or are deemed to own ten percent or more of the stock by vote or value of our shares;

●	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

●	persons holding shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships or other pass-through entities holding common shares and partners in such partnerships should consult their tax advisers as to their particular U.S. federal income tax consequences of holding and disposing of the common shares.

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

Based upon our current and projected income and assets, and projections as to the value of our assets, we do not anticipate that we will be a PFIC for the 2025 taxable year or the foreseeable future. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Furthermore, there can be no assurance regarding our PFIC status for the current year or any particular year in the future because PFIC status is factual in nature, depends upon factors not wholly within our control, generally cannot be determined until the close of the taxable year in question and is determined annually. Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our common shares, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our fundraising activities in our business. Accordingly, there can be no assurance that we will not be a PFIC in the current or for any future taxable year. Therefore, U.S. Holders should invest in our common shares only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs.

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

Sale or Other Disposition of Common Shares

Subject to the PFIC rules described above, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisers regarding the proper treatment of gain or loss, the availability of a foreign tax credit, and for U.S. Holders that sell common shares for an amount denominated in a currency other than the U.S. dollar should consult their tax advisers regarding any potential foreign currency gain or loss that may have to be recognized.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

We manage credit risk on a group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from other receivables. Our policy is to invest funds in low-risk investments including interest bearing deposits. Only independent banks and financial institutions are used and banks with which we currently hold term deposits have a minimum S&P rating of “A”. Receivables are not past due and not impaired and include only well-known counterparties.

We hold cash and cash equivalents in our principal operating currencies (CHF, US$, EUR).

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

See Note 5 to our audited financial statements for further information.

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, as of December 31, 2024.

Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of December 31, 2024, in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

As of December 31, 2022, and 2023, management had concluded that the Company’s internal control over financial reporting was not effective, due to material weaknesses identified. As described below, management remediated these material weaknesses in 2024.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

As of December 31, 2022, and 2023, the Company did not maintain controls to execute the criteria established in the COSO Framework for the control environment, risk assessment, control activities, information and communication, and monitoring components, which resulted in control deficiencies that constituted material weaknesses, either individually or in the aggregate, within each component of the COSO Framework. This was due to the lack of sufficient resources to execute control activities which contributed to the potential for there to have been material errors in our financial statements.

In 2024, Management completed the implementation of a plan to remediate material weaknesses identified in the past. The remediation measures included the following, amongst others:

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

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to prevent potential future material weaknesses. However, having operated the relevant controls for a sufficient period, management has concluded, through testing, that these controls are effective. We will continue to monitor and evaluate the effectiveness of our internal control over financial reporting.

C.	Attestation Report of the Registered Public Accounting Firm

Not applicable.

D. Changes in Internal Control over Financial Reporting

Other than described above in this Item 15, there have been no changes in our internal control over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

Our board of directors has determined that Mats Blom is the audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC rules.

ITEM 16B. Code of ethics

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Our Code of Business Conduct and Ethics applies to all of our directors, executive officers and employees. We have published our Code of Business Conduct and Ethics on our website, www.altamiratherapeutics.com. The information contained on our website is not a part of this Annual Report.

ITEM 16C. Principal Accountant Fees and Services

In US$ 1,000	2024	2023
Audit fees	505	302
Audit related fees	158	276
Total fees	663	578

In 2024 we were billed $474,750 by our auditors BDO AG in connection with audit services for our annual filing as well as interim review, group audit, and statutory audits plus $ 38,555 in connection with audit-related services for work in connection with our equity offerings and registration statements. In 2023 we were billed $161,288 by BDO AG in connection with audit services for our interim review, and preparations for the audit of our 2023 accounts.

In 2024 we were billed $30,293 by our former auditors Deloitte AG in connection with audit services for our annual filing plus $119,740 in connection with audit-related services for work in connection with our equity offerings and registration statements. In 2023 we were billed $140,554 by Deloitte AG in connection with audit services for our annual filing as well as interim review, group audit, and statutory audits plus $276,245 in connection with audit-related services for work in connection with our equity offerings and registration statements.

Pre-Approval Policies and Procedures

To ensure the independence and objectivity of the Company’s external auditors, the provision of all non-audit services by the external auditors are pre-approved by the Audit Committee.

ITEM 16D. Exemptions from the listing standards for audit committees

Not applicable.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2024, no purchases of our equity securities were made by or on behalf of Altamira Therapeutics Ltd. or any affiliated purchaser.

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

Not applicable.

ITEM 16H. Mine safety disclosure

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

ITEM 16J. Disclosure Regarding Insider Trading Policy

We have adopted a written insider trading policy (“Trading Company Securities Policy”) governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the Trading Company Securities Policy is filed as an exhibit to this Annual Report.

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

We have implemented certain tools and processes to aid us in our efforts to identify, assess, prevent, and manage such cybersecurity risks. We identify and assess risks from cybersecurity threats as part of our overall risk assessment process. We collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing cybersecurity threat risks, their likelihood and severity, and potential preventative measures and mitigations. For the prevention and management of cybersecurity risks, we rely on:

●	Use of specialized third-party service providers: our Company utilizes third-party providers for information systems which offer comprehensive, state-of-the-art cybersecurity solutions to a large number of customers in Switzerland.

●	Security by design: our third-party service providers deploy systems safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and identity and access management.

●	Proactive surveillance: our third-party service providers continuously monitor our information systems and alert us automatically to any cybersecurity incident.

●	Incident response and recovery plans: our third-party service providers have established and maintain plans that address their and the Company’s response to a cybersecurity incident and the processes for recovery from such incident, including protected backup solutions.

●	Trainings: as part of our overall quality management system, we have established and maintain standard operating procedures (SOPs) for information systems, on which we periodically train our staff. These SOPs include processes related to cybersecurity risks.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a) The following documents are filed as part of this registration statement:

1.1	Memorandum of Continuance and Corporate Actions of the registrant (incorporated herein by reference to exhibit 3.1 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-269823) filed with the Commission on March 7, 2023)
1.2	Extract of Directors’ Unanimous Written Resolutions, dated November 28, 2023 (incorporated herein by reference to exhibit 3.2 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-281724) filed with the Commission on August 22, 2024)
1.3	Certificate of Deposit of Memorandum of Increase of Share Capital, dated May 30, 2024 (incorporated herein by reference to exhibit 3.3 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-281724) filed with the Commission on August 22, 2024)
1.4	Bye-laws of the Registrant (incorporated herein by reference to exhibit 3.2 of the Altamira Therapeutics Ltd. registration statement on Form F-1 (Registration No. 333-269823) filed with the Commission on February 16, 2023
2.1	Form of Series A Warrant (incorporated by reference to exhibit 4.7 of the Auris Medical Holding AG registration statement on Form F-1 (Registration no. 333-225676) filed with the Commission on July 12, 2018)
2.2*	Description of Securities Registered under Section 12 of the Exchange Act
2.3	Form of Warrant, dated as of September 9, 2022 (incorporated by reference to exhibit 4.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on September 12, 2022)
2.4	Purchase Agreement, dated as of December 5, 2022 between Altamira Therapeutics Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on December 5, 2022)
2.5	Registration Rights Agreement, dated as of December 5, 2022 between Altamira Therapeutics Ltd. and Lincoln Park Capital Fund, LLC (incorporated by reference to exhibit 10.2 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on December 5, 2022)
2.6	Form of Common Warrant (incorporated by reference to exhibit 4.19 of the Altamira Therapeutics Ltd. registration statement on Form F-1/A filed with the Commission on July 5, 2023)
2.7	Form of Placement Agent Warrant (incorporated by reference to exhibit 4.21 of the Altamira Therapeutics Ltd. report on Form F-1/A filed with the Commission on July 5, 2023)
2.8	Form of Pre-Funded Common Share Purchase Warrant, dated as of September 19, 2024 (incorporated by reference to exhibit 4.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on September 19, 2024)
2.9	Form of Series A-1 Common Share Purchase Warrant, dated as of September 19, 2024 (incorporated by reference to exhibit 4.2 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on September 19, 2024)
2.10	Form of Series A-2 Common Share Purchase Warrant, dated as of September 19, 2024 (incorporated by reference to exhibit 4.3 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on September 19, 2024)
2.11	Form of Placement Agent Common Share Purchase Warrant, dated as of September 19, 2024 (incorporated by reference to exhibit 4.4 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on September 19, 2024)
4.1	Form of Indemnification Agreement (incorporated by reference to exhibit 99.4 of the Auris Medical Holding AG report on Form 6-K filed with the Commission on May 11, 2016)
4.2	Equity Incentive Plan, as amended (incorporated by reference to exhibit 99.1 to the Auris Medical Holding AG registration statement on Form S-8 (Registration no. 333-217306) filed with the Commission on April 14, 2017)

4.3	Form of Indemnification Agreement (incorporated by reference to exhibit 10.23 of the Auris Medical Holding Ltd. registration statement on Form F-1 (Registration no. 333-229465) filed with the Commission on March 20, 2019)
4.4	Amendment No. 1 to Sales Agreement, dated as of April 5, 2019, between Auris Medical Holding Ltd. and A.G.P./Alliance Global Partners (incorporated by reference to exhibit 1.1 of the Auris Medical Holding Ltd. report on Form 6-K filed with the Commission on April 5, 2019)
4.5†	Agreement and Plan of Merger, dated June 1, 2021, by and among Auris Medical Holding Ltd., Auris Medical Inc., Trasir Therapeutics, Inc., and each of the stockholders of Trasir Therapeutics, Inc. (incorporated by reference to exhibit 2.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on June 3, 2021)
4.6†	Exclusive License Agreement, dated December 11, 2020, by and between Washington University and Trasir Therapeutics, Inc. (incorporated by reference to exhibit 10.1 of the Auris Medical Holding Ltd. report on Form 6-K furnished with the Commission on June 3, 2021)
4.7	Convertible Loan Agreement, dated as of February 4, 2022, by and among Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K furnished with the Commission on February 8, 2022)
4.8	Convertible Loan Agreement, dated as of May 1, 2023, by and among Altamira Therapeutics Ltd. and FiveT Investment Management Ltd. (incorporated by reference to exhibit 99.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on May 2, 2023)
4.9	Form of Securities Purchase Agreement (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on July 11, 2023)
4.10†	Share Purchase Agreement, dated November 17, 2023, by and between Auris Medical AG and the Purchaser (incorporated by reference to exhibit 2.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on November 21, 2023)
4.11	Form of Warrant Inducement Agreement, dated December 7, 2023 (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on December 8, 2023)
4.12	At the Market Offering Agreement, dated as of January 19, 2024, by and between Altamira Therapeutics Ltd. and H.C. Wainwright & Co., LLC (incorporated by reference to exhibit 1.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on January 19, 2024)
4.13	Form of Securities Purchase Agreement, dated as of September 17, 2024 (incorporated by reference to exhibit 10.1 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on September 19, 2024)
4.14	Amendment to July 2023 Common Share Purchase Warrant, dated as of September 17, 2024 (incorporated by reference to exhibit 10.2 of the Altamira Therapeutics Ltd. report on Form 6-K filed with the Commission on September 19, 2024)
8.1*	List of subsidiaries
11.1*	Trading Company Securities Policy
12.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Marcel Gremaud pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Thomas Meyer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Marcel Gremaud pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1*	Consent of Deloitte AG
15.2*	Consent of BDO AG
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith

†	Portions of this exhibit have been redacted pursuant to Item 4 of the “Instructions As To Exhibits” of Form 20-F because the Company customarily and actually treats the redacted information as private or confidential and the omitted information is not material. The Company hereby agrees to furnish an unredacted copy of the exhibit to the Commission upon request.

(b)	Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ALTAMIRA THERAPEUTICS LTD.

	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer
Date: April 30, 2025

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements — Altamira Therapeutics Ltd.

As of December 31, 2024, and 2023 and for the years ended December 31, 2024, 2023, and 2022

Pursuant to Rule 3-09 of Regulation S-X, which requires the inclusion of separate audited financial statements for significant investments that are accounted for under the equity method, the audited consolidated financial statements comprise also the separate audited consolidated financial statements for the associate company Altamira Medica AG.

Audited Consolidated Financial Statements — Altamira Medica AG

As of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Altamira Therapeutics, Ltd.

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments for the discontinued operations, the change in presentation currency and the 2023 reverse share split discussed in Note 26, Note 2 and Note 14, respectively, to the financial statements, the accompanying consolidated statements of profit or loss and other comprehensive income / (loss), changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”) (the 2022 financial statements before the effects of the retrospective adjustments discussed in Note 26, Note 2 and Note 14 to the financial statements are not presented herein) of Altamira Therapeutics, Ltd. and subsidiaries (the “Company”). In our opinion, the 2022 financial statements, before the effects of the retrospective adjustments for the discontinued operations, the change in presentation currency and the 2023 reverse share split discussed in Note 26, Note 2 and Note 14, respectively, to the financial statements, present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations, the change in presentation currency and the 2023 reverse share split discussed in Note 26, Note 2 and Note 14, respectively, to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Hamilton, Bermuda

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Altamira Therapeutics Ltd and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or (loss) and comprehensive income/(loss), changes in equity and cash flows for the year ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

We have also audited the retrospective adjustments to the 2022 consolidated financial statements to apply the effects of the discontinued operations, the reverse share split, and the change in presentation currency, as described in Notes 2, 14 and 26. In our opinion, such retrospective adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to these retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 financial statements taken as a whole.

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

Accounting for Equity Offering and amendment of terms of warrants

As describe in note 14 to the consolidated financial statements, on September 19, 2024 the Company closed a public offering of 377,000 common shares and 5,178,556 pre-funded warrants accompanied by Series A-1 common warrants to purchase up to 5,555,556 common shares and Series A-2 common warrants to purchase up to 5,555,556 common shares, at a combined public offering price of $0.72 per share. In connection with the equity offering, the Company agreed to amend the terms of the common warrants issued in the 2023 offering. Under the amendment, the exercise price on 555,556 warrants was lowered from CHF 8.00 per common share to the exercise prices of the newly issued Series A-1 and Series A-2 common warrants, i.e. to $0.72 per common share, and their duration was extended from July 10, 2028, to September 19, 2029.

We identified the accounting treatment of the equity offering and amendment of terms of the warrants as a critical audit matter. Determining of the accounting treatment required complex evaluation to: (a) identify the different features embedded in the security purchase agreement and warrant amendment agreement, (b) assess if the conditions requiring one or more of the identified embedded features to be accounted separately and (c) determine the appropriate classification of the embedded features as equity instruments.

The primary procedures we performed to address this critical audit matter included:

●	Analyzing the terms and conditions of the security purchase agreement and warrant amendment agreement and identified embedded features and other contractual terms affecting the accounting of the equity offering and the amendment of terms of the warrants.

●	Evaluating the Company’s accounting policies and procedures for recognizing equity offering and related embedded derivatives as well as the amendment of terms of the warrants.

●	Utilizing professionals with specialized knowledge and expertise to assist reviewing the appropriateness the methodology and model used to establish fair values of the features.

●	Assessing appropriateness of classification and disclosures resulting from such transaction.

BDO AG

/s/ Christoph Tschumi	/s/ Grégoire Weber

We have served as the Company’s auditor since 2023.

Zurich, April 30, 2025

Consolidated Statement of Profit or Loss and Other Comprehensive Income/(Loss) of Altamira Therapeutics Ltd and subsidiaries

For the Years Ended December 31, 2024, 2023 and 2022 (in US$)

	Note	2024	2023 1)	2022 1)
Other operating income	19	75,292	284,462	9,766
Research and development	20	(3,727,005)	(3,378,312)	(15,310,545)
General and administrative	21	(3,199,201)	(3,490,568)	(3,561,964)
Operating loss		(6,850,914)	(6,584,418)	(18,862,743)
Finance income		3,327	394,092	592,041
Finance expense	23	(836,788)	(1,856,956)	(1,268,108)
Share of loss of an associate	10	(773,373)	(44,025)	-
Loss before tax		(8,457,748)	(8,091,307)	(19,538,810)
Income tax gain	24	-	-	8,292
Net loss from continuing operations		(8,457,748)	(8,091,307)	(19,530,518)
Discontinued operations:
Profit/(loss) after tax from discontinued operations	26	-	3,785,047	(8,247,925)
Net loss attributable to owners of the Company		(8,457,748)	(4,306,260)	(27,778,443)
Other comprehensive income/(loss):
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability, net of taxes of $0		(250,448)	34,683	462,070
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of $0		445,295	360,862	(869,924)
Share of other comprehensive income of an associate		19,295	7,645	-
Other comprehensive income/(loss), net of taxes of $0		214,142	403,190	(407,854)
Total comprehensive loss attributable to owners of the Company		(8,243,606)	(3,903,070)	(28,186,297)
Loss per share
Basic and diluted loss per share	25	(2.99)	(8.77)	(610.03)
Basic and diluted loss per share from continuing operations	25	(2.99)	(16.47)	(428.90)

1)	Amounts have been re-presented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars (see Note 2).

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Financial Position of Altamira Therapeutics Ltd and subsidiaries

As of December 31, 2024 and 2023, and January 1, 2023

(in US$)

		December 31,	December 31,	January 1,
	Note	2024	2023 1)	2023 1)
ASSETS
Non-current assets
Property and equipment	7	100,000	1	1
Right-of-use assets	8	349,905	95,198	481,923
Intangible assets	9	4,627,072	4,627,072	4,208,930
Other non-current financial assets		103,345	95,070	209,991
Investment in an associate	10	1,931,335	2,872,623	-
Total non-current assets		7,111,657	7,689,964	4,900,845

Current assets
Inventories		-	-	12,587
Trade receivables		-	-	7,053
Other receivables	11	351,331	88,916	817,195
Prepayments	12	190,524	337,293	766,691
Derivative financial instruments	5,14	-	293,630	292,051
Cash and cash equivalents	13	998,624	733,701	16,641
Total current assets		1,540,479	1,453,540	1,912,218

Total assets		8,652,136	9,143,504	6,813,063

EQUITY AND LIABILITIES
Equity
Share capital	14	9,324	2,956	267,773
Share premium	15	(1,522,747)	23,889,332	216,923,016
Other reserves		11,109,165	5,129,585	84,113
Accumulated deficit		(3,030,636)	(21,346,630)	(226,262,915)
Total shareholders’ equity/(deficit) attributable to owners of the Company		6,565,106	7,675,243	(8,988,013)

Non-current liabilities
Non-current lease liabilities	8	238,691	-	371,451
Employee benefit liability	22	684,075	411,917	363,427
Deferred income		-	-	1,007,675
Deferred tax liabilities		-	-	136,061
Total non-current liabilities		922,766	411,917	1,878,614

Current liabilities
Loan	30	-	-	6,345,041
Current lease liabilities	8	122,362	118,430	127,398
Trade and other payables	17	552,049	523,367	5,312,293
Accrued expenses	18	489,853	414,547	2,137,730
Total current liabilities		1,164,264	1,056,344	13,922,462
Total liabilities		2,087,030	1,468,261	15,801,076
Total equity and liabilities		8,652,136	9,143,504	6,813,063

1)	Amounts have been represented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars (see Note 2).

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity of Altamira Therapeutics Ltd and subsidiaries

As of December 31, 2024, 2023 and 2022

(in US$)

					Foreign	Retained
					Currency	earnings /	Total
		Share	Share	Other	Translation	(Accumulated	Equity /
	Note	Capital	Premium	Reserves	Reserve	Deficit)	(Deficit)
As of January 1, 2022 1)		178,134	212,643,493	-	793,694	(199,305,494)	14,309,827
Total comprehensive loss
Net loss		-	-	-	-	(27,778,443)	(27,778,443)
Other comprehensive loss		-	-	-	(869,924)	462,070	(407,854)
Total comprehensive loss		-	-	-	(869,924)	(27,316,373)	(28,186,297)

Transactions with owners of the Company							-
Capital increase		89,639	4,316,691	-	-	-	4,406,330
Transaction costs			(37,168)	-	-	-	(37,168)
Conversion of convertible loan		-	-	-	-		-
Recognition of equity components of convertible loans with warrants		-	-	160,343	-	-	160,343
Reduction of share premium		-	-	-	-	-	-
Share based payments		-	-	-	-	358,952	358,952
Balance at December 31, 2022 1)		267,773	216,923,016	160,343	(76,230)	(226,262,915)	(8,988,013)
							-
As of January 1, 2023 1)		267,773	216,923,016	160,343	(76,230)	(226,262,915)	(8,988,013)
Total comprehensive loss
Net loss		-	-	-	-	(4,306,260)	(4,306,260)
Other comprehensive income / (loss)		-	-	-	368,507	34,683	403,190
Total comprehensive loss		-	-	-	368,507	(4,271,577)	(3,903,070)

Transactions with owners of the Company							-
Capital increase	14	530,463	5,495,475	-	-	-	6,025,938
Proceeds from public offering	14	1,161,600	3,838,827	-	-	-	5,000,427
Proceeds from exercise of warrants	14	163	614,733	-	-	-	614,896
Transaction costs		-	(974,197)	-	-	-	(974,197)
Conversion of convertible loan	30	1,248,614	7,858,192	-	-	-	9,106,806
Reclassification equity component on conversion or repayment	30		557,520	(565,469)			(7,949)
Recognition of equity component of loans with warrants		-	-	565,469	-	-	565,469
Value of warrants and prefunded warrants	14	-	(4,856,433)	4,856,433	-	-	-
Fair value change of warrants		-	-	-	-	(7,871)	(7,871)
Reduction of share capital	14	(3,205,657)	3,205,657	-	-	-	-
Reduction of share premium	15	-	(208,773,458)	-	-	208,773,458	-
Transfer to profit or loss		-	-	-	(179,468)	-	(179,468)
Share based payments	16	-	-	-	-	422,275	422,275
Balance at December 31, 2023 1)		2,956	23,889,332	5,016,776	112,809	(21,346,630)	7,675,243

As of January 1, 2024		2,956	23,889,332	5,016,776	112,809	(21,346,630)	7,675,243
Total comprehensive loss							-
Net loss		-	-	-	-	(8,457,748)	(8,457,748)
Other comprehensive income / (loss)		-	-	-	464,590	(250,448)	214,142
Total comprehensive loss		-	-	-	464,590	(8,708,196)	(8,243,606)

Transactions with owners of the Company
Capital increase	14	3,847	3,376,952	-	-	-	3,380,799
Proceeds from public offering	14	754	3,988,889	-	-	-	3,989,643
Transaction costs		-	(770,821)	-	-	-	(770,821)
Proceeds from exercise of prefunded warrants		1,767	-	-	-	-	1,767
Reclassification equity component on conversion or repayment		-	58,331	(58,331)	-	-	-
Value of warrants and prefunded warrants	14	-	(5,573,321)	5,573,321	-	-	-
Reduction of share premium	15	-	(26,492,109)	-	-	26,492,109	-
Share based payments	16	-	-	-	-	532,081	532,081
Balance at December 31, 2024		9,324	(1,522,747)	10,531,766	577,399	(3,030,636)	6,565,106

1)	Amounts have been represented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars (see Note 2).

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows of Altamira Therapeutics Ltd and subsidiaries

For the Years Ended December 31, 2024, 2023, and 2022,

including cash flows from continuing and discontinued operations.

(in US$)

	Note	2024	2023 1)	2022 1)
Cash flows from operating activities
Net loss		(8,457,748)	(4,306,260)	(27,778,443)
Adjustments for:
Depreciation	8	127,054	132,781	124,489
Impairment of intangible assets		-	-	12,981,307
Share in result of an associate	10	773,373	44,025	-
Loss / (gain) on disposal of discontinued operations		36	(5,793,584)	-
Deferred income		-	-	976,126
Unrealized foreign currency exchange loss/(gain), net		573,392	200,722	(48,258)
Net interest expense		8,366	1,121,524	933,666
Share based payments	16	532,081	422,274	358,952
Transaction costs	23	240,399	-	1,191
Employee benefits		61,127	46,283	114,308
Revaluation loss derivative financial instruments		-	184,967	(472,388)
Gain on modification of financial instruments		-	(32,789)	-
Income tax gain	24	-	(111,126)	(10,815)
		(6,141,920)	(8,091,182)	(12,819,865)
Changes in:
Inventories		-	(355,950)	866,573
Trade and other receivables		(277,318)	15,651	(108,483)
Prepayments		140,937	219,266	896,784
Trade and other payables		63,279	(3,672,432)	1,322,718
Accrued expenses		101,475	(926,779)	749,885
Net cash used in operating activities		(6,113,547)	(12,811,427)	(9,092,388)

Cash flows from investing activities
Purchase of property and equipment	7	(103,087)	-	-
Purchase of intangibles		-	-	(2,243,776)
Cash received from / (paid for) other financial assets		(15,688)	11,174	-
Investment in an associate		-	(545,353)	-
Interest received		3,326	562	1,015
Disposal of subsidiaries		108	2,141,707	-
Net cash from / used in investing activities		(115,341)	1,608,090	(2,242,761)

Cash flows from financing activities
Proceeds from offerings and warrant exercises	14	7,372,209	11,694,183	4,149,338
Transaction costs	14	(717,589)	(875,116)	(37,169)
Proceeds from loans		-	2,782,415	6,323,170
Repayment of loan		-	(1,486,436)	-
Repayment of lease liabilities	8	(137,762)	(128,451)	(119,635)
Interest paid		(11,692)	(165,099)	(20,422)
Net cash from financing activities		6,505,166	11,821,496	10,295,282

Net increase / (decrease) in cash and cash equivalents		276,278	618,159	(1,039,867)
Cash and cash equivalents at beginning of the period		733,701	16,641	1,080,341
Net effect of currency translation on cash and cash equivalents		(11,355)	98,901	-23,833
Cash and cash equivalents at end of the period		998,624	733,701	16,641

1)	Amounts have been represented from those previously published to reflect the change in the Company’s presentation currency from Swiss francs to US dollars (see Note 2).

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

These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Company” and individually as “Company entities”). The Company is the ultimate parent of the following Company entities:

●	Altamira Therapeutics AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,0001)

●	Otolanum AG, Basel, Switzerland (100%) with a nominal share capital of CHF 100,000

●	Altamira Therapeutics, Inc., Newark, Delaware, United States (100%) with a nominal share capital of $100

1)	Formerly Auris Medical AG. The subsidiary was merged with its sister company Altamira Therapeutics AG, Basel, on June 30, 2024, adopting the name of the latter.

Associated companies:

●	Altamira Medica AG, Basel, Switzerland (49%), with a nominal share capital of CHF 3,000,0002)

●	Altamira Medica Ltd., Dublin, Ireland (49%) with a nominal share capital of EUR 1003)

●	Altamira Medica Pty Ltd, Melbourne, Australia (49%), with a nominal share capital of AUD 1004)

2)	On November 21, 2023, the Company divested partially its Bentrio business by selling a 51% stake in Altamira Medica AG, Basel, Switzerland, and its 100% subsidiary Auris Medical Pty Ltd, Melbourne, Australia (subsequently renamed as Altamira Medica Pty Ltd). After the sale, the retained 49% stake is accounted for as investment in an associate using the equity method.
3)	Formerly Auris Medical Ltd.; the subsidiary was sold to Altamira Medica AG effective January 2, 2024.
4)	Formerly Auris Medical Pty Ltd

Altamira is a preclinical-stage biopharmaceutical company developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extradihepatic tissues (xPhore platform). The versatile platform is suited for delivery of oligonucleotides (OligoPhore for siRNA), mRNA (SemaPhore for mRNA) and circRNA (CycloPhore: circular mRNA) and made available to pharma or biotech companies through out-licensing. In addition, Altamira is pursuing two flagship siRNA programs using its proprietary OligoPhore delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. In addition, the Company holds a 49% stake in Altamira Medica AG, which commercializes the legacy asset Bentrio, an OTC nasal spray for allergic rhinitis. Further, Altamira seeks to partner / divest its inner ear legacy assets.

2. Basis of preparation

Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and Interpretations (“IFRS Accounting Standards”).

These consolidated financial statements were approved by the Board of Directors and the Audit Committee of the Company on April 29, 2025.

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

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date F-10

●	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

●	Level 3 inputs are unobservable inputs for the asset or liability.

Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“US$” or “$”), which was determined to be the Company’s functional currency (“functional currency”) and elected as the Company’s presentation currency, effective January 1, 2024. Previously, Swiss francs had been the Company’s functional and presentation currency. However, the Company’s Board of Directions determined that a switch to US$ was appropriate since over time transactions denominated in US$ had become more important relative to those denominated in Swiss francs and given the trading of the Company’s common shares in the USA. The change in functional currency of the Company was applied prospectively from the effective date. All items in the Company’s balance sheet were converted into the new functional currency using the exchange rate at the date of change, the resulting translated amounts for non-monetary items are treated as their historical cost. The change in presentation currency was applied retrospectively to the Company’s financial reporting and all comparative statements and notes have been restated accordingly applying the foreign exchange translation principles as set out below.

Going Concern

We expect our research and development expenses to remain significant as we continue to develop our RNA delivery platforms and advance or initiate the pre-clinical and clinical development of our product candidates. We also expect to continue to incur additional costs associated with operating as a public company. To the extent that we will be unable to generate sufficient cash proceeds from the planned divestiture or partnering of our legacy assets or other partnering activities, we will need substantial additional financing to meet these funding requirements. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our research and development programs, which could materially harm our business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company. These factors raise substantial doubt about our ability to continue as a going concern.

The financial statements have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings. The Board of Directors will need to consider the interests of our creditors and take appropriate action to restructure the business if it appears that we are insolvent or likely to become insolvent.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

At December 31, 2024, the Company has not recorded any deferred tax assets in relation to these tax losses (December 31, 2023: nil), Deferred tax assets on tax losses are only considered to the extent that they offset taxable temporary differences within the same entity. The key factors which have influenced management in arriving at this evaluation are the fact that the business is still in a development phase and the Company has not yet a history of making profits. Should management’s assessment of the likelihood of future taxable profits change, a deferred tax asset will be recorded. Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2024 fiscal year.

Impairment testing

As of December 31, 2024, the Company’s intangible assets of $4,627,072 (December 31, 2023: $4,627,072) consist of a world-wide exclusive license related to a peptide-based RNA delivery platform. The Company assesses at each statement of financial position date whether intangible assets which are not yet ready for use are impaired. Impairment exists when the carrying value of the asset exceeds its recoverable amount, which is the higher of its fair value, less costs of disposal and its value in use. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next eight years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the intangible asset being tested. The recoverable amount is most sensitive to the achievement of the expected future cash-inflows and to the discount rate.

The investment in an associate comprises the Company’s 49% share in Medica. As of December 31, 2024, the carrying amount of the investment amounted to $1,931,335 (December 31, 2023: $2,872,623) and includes a premium paid for the associate above the fair value of the Company’s share of the identifiable assets, liabilities and contingent liabilities at the acquisition date (see Note 10). The recoverable amount of the investment, including goodwill, is tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired. Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows of Medica are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Development expenditures

The project stage forms the basis for the decision as to whether costs incurred for the Company’s development projects can be capitalized. We do not capitalize clinical development expenditures until the Company obtains regulatory approval (i.e. approval to commercially use the product), as this is considered to be essentially the first point in time where it becomes probable that future revenues can be generated. Up to 2022, direct development expenditures for the Company’s intranasal betahistine program for the treatment of vertigo (AM-125) were capitalized as the development is primarily focused on the delivery route and formulation and not the drug itself (already an approved generic) and aims to demonstrate higher bioavailability through intranasal delivery. All capitalized direct development expenditures were impaired as of December 31, 2022, based on the impairment test performed under IFRS Accounting Standards. No development costs were capitalized in 2024 or 2023.

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

Employee benefits

The Company maintains a pension plan for all employees in Switzerland through payments to a legally independent collective foundation. This pension plan qualifies under IFRS Accounting Standards as defined benefit pension plan.

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

Investment in an associate

On November 21, 2023, the Company divested partially its Bentrio business by selling a 51% stake in Altamira Medica AG, Basel, Switzerland, and its 100% subsidiary Auris Medical Pty Ltd, Melbourne, Australia. After the sale, the retained 49% stake is accounted for as investment in an associate using the equity method.

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

Foreign currency

Foreign currency transactions

Items included in the financial statements of Company entities are measured using the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are generally recognized in profit or loss. If they are attributable to part of the net investment in a foreign operation, they are recognized in OCI until the net investment is disposed of, at which time the cumulative amount is reclassified to profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are not re-translated.

Foreign operations

Assets and liabilities of Company entities whose functional currency is other than US$ are included in the consolidation by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting period. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transaction).

These foreign currency translation differences are recognized in Other Comprehensive income/(loss) and presented in the foreign currency translation reserve in equity. When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

Closing exchange rates for the most significant foreign currencies relative to US$:

		Geographical	December 31,	December 31,	December 31,
Currency		area	2024	2023	2022
USD	Dollar	United States	1.0000	1.0000	1.0000
CHF	Swiss Franc	Switzerland	1.1016	1.1884	1.0810
EUR	Euro	Europe	1.0355	1.1036	1.0703

Average exchange rates for the most significant foreign currencies relative to US$:

		Geographical
Currency		area	2024	2023	2022
USD	Dollar	United States	1.0000	1.0000	1.0000
CHF	Swiss Franc	Switzerland	1.1356	1.1130	1.0471
EUR	Euro	Europe	1.0820	1.0819	1.0524

Property and equipment

Property and equipment are measured at historical costs less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the items. When parts of an item of tangible assets have different useful lives, they are accounted for as separate tangible asset items (major components). Depreciation is calculated on a straight-line basis over the expected useful life of the individual asset. The applicable estimated useful lives are as follows:

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

Intangible assets

Research and development

Expenditures on the Company’s research programs are not capitalized; they are expensed when incurred.

Expenditures on the Company’s development programs are generally not capitalized except if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. For the development projects of the Company, these criteria are generally only met when regulatory approval for commercialization is obtained. For the AM-125 program for the treatment of vertigo it was the Company’s assessment up to 2022 that the criteria mentioned above were met, and therefore direct development expenditures were capitalized for AM-125 up to 2022, including intellectual property-related costs for the prosecution and registration of patents. As of December 31, 2022, all capitalized direct development costs related to AM-125 were impaired based on the impairment test performed under IFRS Accounting Standards. The impairment was recognized as R&D expense in 2022.

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

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases. It also applies the lease of low-value assets recognition exemption to leases that are considered of low value (i.e. below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

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

Cash and cash equivalents

The Company considers all short-term, highly liquid investments that are readily convertible into known amounts of cash, and which are subject to an insignificant risk of changes in value with original maturities of three months or less at the date of the purchase, to be cash equivalents.

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

Derivative Financial Instruments

Derivative financial instruments (assets) are accounted as the cost to obtain the rights from a third party to issue shares under the purchase agreement. The fair value calculation of the derivative financial instrument (asset) is adjusted on the utilization of the asset based on total dollar amount of the purchase agreement. At each period-end, relative to the portion of shares sold under the contract, a portion of the option value is derecognized to equity. In addition, an assessment is made at each period-end, whether the contract will still be used in the future, if not the remaining option value is derecognized and recorded as transaction costs through the profit and loss statement.

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

The separated embedded derivative in the loan agreement with FiveT Investment Management Ltd. (“FiveT IM” and the “2022 FiveT Loan”) was initially measured at fair value by an independent consultant applying a simulation-based valuation approach. On December 31, 2022, the embedded derivative was measured based on the Black-Scholes option pricing model, resulting in a fair value of zero. Assumptions are made for volatility, risk free rate and other features of the instrument. All changes in the fair value of embedded derivatives were recognized in profit and loss.

The 2023 FiveT Loan was classified as a compound financial instrument containing a host liability and two equity components (conversion right and warrants). The fair value of the liability component was determined first by discounting the future cash flows at the rate of interest that would apply to an identical financial instrument without these features. The equity components were measured at the residual amount, by deducting the amount calculated for the liability component from the fair value of the instrument as a whole. The residual amount was allocated to the two equity components based on their relative fair values. The host liability was subsequently measured at amortized cost, using the effective interest rate method.

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

Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

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

Employee benefits

The Company maintains a pension plan for all employees in Switzerland through payments to a legally independent collective foundation. This pension plan qualifies under IFRS Accounting Standards as defined benefit pension plan. There are no pension plans for the subsidiaries outside Switzerland.

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

License of intellectual property

The Company recognizes as revenue its non-refundable license fees, milestone payments and royalties when its customer obtains control of promised services, in an amount that reflects the consideration which the Company expects to receive in exchange for those rendered services. If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues when the license conveys a right of use, or there is a right of access to the underlying intellectual property. However, revenue for a license that provides a right to use the Company’s intellectual property before the beginning of the period during which the customer is able to use and benefit from the license is deferred. Revenue from sales-based royalty, in exchange for a license of intellectual property is recognized only when the subsequent sale occurs and the performance obligation to which the sales-based royalty has been allocated has been satisfied (in whole or in part). Revenue from license fees is related to discontinued operations (Bentrio business divested on November 21, 2023).

Sale of products

Up to the partial divestiture of the Bentrio business on November 21, 2023, the Company sold a single product, Bentrio, a drug-free nasal spray for protection against airborne viruses and allergens. Due to the partial divestiture of the Bentrio business, revenue from Bentrio sales in 2023 and 2022 is presented as part of the result from discontinued operations. Revenue from sale of products is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the product if no other agreement has been made. Revenue is net of value-added tax, rebates, discounts and returns.

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

Up to 2023 Altamira Medica Pty Ltd obtained credits under the Australian R&D Tax Incentive program (R&DITC) which are reported under discontinued operations. The program provides a tax offset of 43.5% of eligible R&D expenditures if the company qualifies as a Base Rate Entity (“BRE”), or a tax offset of 48.5% if the company is not a BRE. The assessment is carried out annually and the calculation of tax credits available are adjusted accordingly. If the tax offset exceeds the Company’s tax liability, the balance is paid in cash after submission of a valid claim. Based on the specific features of the program, IAS 20 Government Grants is applied for the accounting treatment of the Australian R&DITC. The reimbursement application is made by the Company annually, once the fiscal year is closed, based on the financial statements.

In 2023, Altamira Therapeutics Inc. obtained payments under a grant from the NIH National Institutes of Health, for certain R&D expenses related to the development of “a Peptide-Based Polyplex Platform for Nucleotides Delivery to the Sites of Inflammation”. The income from the NIH grant which is related to R&D expenditures is recognized in profit or loss as other operating income (refer to Note 19).

Earnings/(loss) per share

Basic earnings/(loss) per share are calculated by dividing the net profit/(loss) attributable to owners of the Company by the weighted average number of shares outstanding during the period. Diluted earnings/(loss) per share are calculated by dividing the net profit/(loss) attributable to the owners of the Company by the weighted average number of shares outstanding during the period adjusted for the conversion of all dilutive potential ordinary shares. Earnings/(loss) per share is calculated on the net profit/(loss) attributable to owners of the company as a whole and to continuing and discontinued operations (refer to notes 25 and 26).

4. New standards, amendments and interpretations adopted by the Company

In 2024, the following revised standards were adopted:

IAS 7 & IFRS 7	Amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements

IFRS 16	Amendments to IFRS 16, Lease Liability in a Sale and Leaseback

IAS 1	Amendments to IAS 1, Non-current Liabilities with Covenants

IAS 1	Amendments to IAS 1, Classification of Liabilities as Current or Non-current

Adoption did not have any material impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2025, and have not been applied in preparing these consolidated financial statements.

				Planned
				application
			Effective	by the
Standard/Interpretation		Impact	date	Company
New standards, interpretations or amendments
IAS 21	Amendments to IAS 21, Lack of Exchangeability	1)	January 1,2025	FY 2025

IFRS 9 & 7	Amendments to IFRS 9 and 7, Classification and Measurement of Financial Instruments	1)	January 1,2026	FY 2026

IFRS 18	IFRS 18, Presentation and Disclosures in Financial Statements	2)	January 1,2027	FY 2027

IFRS 19	IFRS 19, Subsidiaries without Public Accountability: Disclosures	3)	January 1,2027	FY 2027

(1)	No material impact on the Company is expected from the amendments to IAS 21, IFRS 9 & 7.

(2)	IFRS 18 will not have an effect on the recognition and measurement of items in the consolidated financial statements. However, it is expected to have a significant effect on the presentation and disclosure of certain items.

(3)	The Company does not expect to be eligible to apply IFRS 19.

5. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

	December 31,	December 31,
	2024	2023
Financial assets
At amortized cost
Cash and cash equivalents	998,624	733,701
Other non-current financial assets	103,345	95,070
Other receivables	351,331	22,466
At fair value through profit and loss
Derivative financial instruments	-	293,630
Total financial assets	1,453,300	1,144,866

Financial liabilities
At amortized cost
Trade and other payables	552,049	523,367
Accrued expenses	489,853	414,547
Non-current lease liabilities	238,691	-
Current lease liabilities	122,362	118,430
Total financial liabilities	1,402,955	1,056,344

Fair values

The carrying amount of cash and cash equivalents, financial assets, trade and other receivables, trade and other payables, accrued expenses, loan and lease liabilities is a reasonable approximation of their fair value due to the short-term nature of these instruments.

Fair values as at
	December 31,	December 31,	Fair value
Financial assets / liabilities	2024	2023	hierarchy	Valuation technique(s) and key input(s)
Derivative financial	Liability	Liability	Level 2	Black-Scholes option pricing model.
Liabilities – warrants from public offerings	—	—		The share price is determined by Company’s quoted price. The strike price and maturity are defined by the contract. The volatility assumption is driven by Company’s historic quoted share price and the risk free rate is estimated based on observable yield curves at the end of each reporting period.
Derivative financial asset - Option LPC purchase agreement	Asset —	Asset 293,630	Level 3	The fair value is equal to the price paid to the counterparty for obtaining the right under the purchase agreement. The price paid corresponds to the fair value of 2,500 commitment shares issued to LPC as consideration for its commitment to purchase our common shares under the purchase agreement. Subsequently the fair value was adjusted for the part of the right consumed through equity. The Commitment Purchase Agreement expired on January 1, 2025. The remaining fair value of $240,399 was derecognized and recorded as transaction costs through profit and loss.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk, credit risk, interest rate and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2024 and 2023 to hedge risk exposures. The Company invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. The Company allocates its liquid assets to first tier Swiss or international banks.

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

The table below analysis the remaining contractual maturities of financial liabilities, including estimated interest payments as of December 31, 2024, and 2023. The amounts disclosed in the table are the undiscounted cash flows:

			Between 3
	Carrying	Less than	months and 2	2 years and
	amount	3 months	years	later	Total
December 31, 2024
Trade and other payables	552,049	552,049			552,049
Accrued expenses	489,853	489,853			489,853
Non-current lease liabilities	238,691		139,838	107,568	247,406
Current lease liabilities	122,362	33,465	101,592		135,057
Total	1,402,955	1,075,367	241,430	107,568	1,424,365

			Between 3
	Carrying	Less than 3	months and 2	2 years and
	amount	months	years	later	Total
December 31, 2023
Trade and other payables	523,367	523,367	-	-	523,367
Accrued expenses	414,547	414,547	-	-	414,547
Current lease liabilities	118,430	40,020	80,040	-	120,060
Total	1,056,344	977,934	80,040	-	1,057,974

			Non-cash changes
		Financing	Fair
		Cash	value	Other
	01.01.2024	Flows 1)	revaluation	changes 2)	31.12.2024
Lease liabilities	118,430	(149,227)	-	391,850	361,053
Total	118,430	(149,227)	-	391,850	361,053

			Non-cash changes
		Financing	Fair
		Cash	value	Other
	01.01.2023	Flows 1)	revaluation	changes 2)	31.12.2023
Loans	6,345,041	1’258’716	179,648	(7,783,405)	-
Lease liabilities	498,849	(145,613)	-	(234,805)	118,430
Total	6,843,890	1,113,103	179,648	(8,018,210)	118,430

1)	The financing cash flows are from loan borrowings or loan and lease repayments.

2)	Other non-cash changes include conversion of convertible loan including de-recognition of embedded derivative and remeasurement of lease liability.

Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from trade and other receivables. The Company’s policy is to invest funds in low-risk investments including interest bearing deposits. Trade and other receivables were current as of December 31, 2024, and December 31, 2023, not impaired and included only well-known counterparties.

The Company has been holding cash and cash equivalents in the Company’s principal operating currencies (US$, CHF, EUR) with international banks of high credit rating.

The Company’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

	December 31,	December 31,
Financial assets	2024	2023
Cash and cash equivalents	998,624	733,701
Other non-current financial assets	103,345	95,070
Trade receivables	-	-
Other receivables	351,331	22,466
Total	1,453,300	851,236

Market risk

Currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various exposures, primarily with respect to CHF and Euro. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The summary of quantitative data about the exposure of the Company’s financial assets and liabilities to currency risk was as follows:

	2024			2023
in USD	CHF	USD	EUR	USD	EUR
Cash and cash equivalents	61,339	22,998	61,116	9,076	3,152
Trade and other receivables	476,590	-	-	1,629,305	-
Trade and other payables	(59,725)	(74,596)	(313,948)	(154,419)	(102,849)
Accrued expenses	(206,826)	(3,000)	(67,127)	(108,562)	(31,773)
Net statement of financial position
exposure -asset/(liability)	271,378	(54,597)	(319,960)	1,375,400	(131,470)

As of December 31, 2024, a 5% increase or decrease in the US$/CHF exchange rate with all other variables held constant would have resulted in a $10,839 (2023: $64,407) increase or decrease in the net result. A 5% increase or decrease in the US$/EUR exchange rate with all other variables held constant would have resulted in a $15,998 (2023: $5,532) increase or decrease in the net result. The Company has subsidiaries in Switzerland, whose net assets are exposed to foreign currency translation risk.

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

6. Segment information

Geographical information

	December 31, 2023	December 31, 2024
Property and equipment	100,000	1
Right-of-use assets	349,905	95,198
Intangible assets	4,627,072	4,627,072
Total Switzerland	5,076,977	4,722,271

Non-current assets for geographical information exclude financial instruments and investments in associated companies.

7. Property and Equipment

		Office
	Production	furniture
	equipment	and EDP	Total
At cost
As of January 1, 2023	382,108	252,628	634,736
Exchange differences	37,961	25,097	63,058
As of December 31, 2023	420,069	277,725	697,794
Additions	103,087	0	103,087
Exchange differences	(33,767)	(20,283)	(54,050)
As of December 31, 2024	489,389	257,442	746,831
Accumulated depreciation
As of January 1, 2023	(382,108)	(252,627)	(634,735)
Exchange differences	(37,961)	(25,097)	(63,058)
As of December 31, 2023	(420,069)	(277,724)	(697,793)
Exchange differences	30,679	20,283	50,962
As of December 31, 2024	(389,390)	(257,441)	(646,831)
Net book value
As of December 31, 2023	0	1	1
As of December 31, 2024	99,999	1	100,000

8. Right-of-use assets and lease liabilities
	Office
Right-of-use assets	building	Total
At cost
As of January 1, 2023	642,564	642,564
Lease modification	(274,249)	(274,249)
Exchange differences	45,260	45,260
As of December 31, 2023	413,575	413,575
Lease modification	396,793	396,793
Exchange differences	(42,091)	(42,091)
As of December 31, 2024	768,277	768,277
Accumulated depreciation
As of January 1, 2023	(160,641)	(160,641)
Charge for the year	(132,781)	(132,781)
Exchange differences	(24,955)	(24,955)
As of December 31, 2023	(318,377)	(318,377)
Charge for the year	(127,053)	(127,053)
Exchange differences	27,058	27,058
As of December 31, 2024	(418,372)	(418,372)
As of December 31, 2023	95,198	95,198
As of December 31, 2024	349,905	349,905

	December 31,	December 31,
Low value and short-term lease expenses	2024	2023

Expense related to short-term leases	40,931	7,346
Expense related to leases of low value assets	-	-
Total	40,931	7,346

	December 31,	December 31,
Lease liabilities	2024	2023
As of January 1	118,430	498,849
Additions	-	-
Interest expense	11,465	21,474
Repayment of lease liability	(149,227)	(149,924)
Lease modification	396,793	(274,249)
Exchange differences	(16,408)	22,280
As of December 31	361,053	118,430

thereof non-current	238,691	-
thereof current	122,362	118,430

	December 31,	December 31,
Maturities of lease liabilities	2024	2023

Year 1	135,057	120,059
Year 2	139,838	-
Year 3	107,568	-
Year 4	-	-
Year 5	-	-
Undiscounted lease payments	382,463	120,059
Less: unearned interest	(21,410)	(1,629)
Total	361,053	118,430

The total cash outflows for the principal element of lease payment amounted to $0.1 million for the years ended December 31, 2024, and 2023.

The office lease in Basel, Switzerland, was renewed in 2024 for five years with the option of early termination after three years, at more favorable rates. The lease term was determined on the assumption that the early termination option would be exercised. The lease rates will increase at a pre-defined rate during the first three years and subsequently based on the Swiss consumer price index.

9. Intangible assets
		IP & Data		Internally
	Licenses	rights	Patents	generated	Total
At cost
As of January 1, 2023	5,811,481	209,695	809,031	12,433,394	19,263,601
Exchange differences	577,350	20,833	80,375	1,235,213	1,913,771
As of December 31, 2023	6,388,831	230,528	889,406	13,668,607	21,177,371
As of December 31, 2024	6,388,831	230,528	889,406	13,668,607	21,177,371

Accumulated amortization and impairment losses
As of January 1, 2023	(1,602,551)	(209,695)	(809,031)	(12,433,394)	(15,054,671)
Exchange differences	(159,208)	(20,833)	(80,375)	(1,235,213)	(1,495,629)
As of December 31, 2023	(1,761,759)	(230,528)	(889,406)	(13,668,607)	(16,550,299)
As of December 31, 2024	(1,761,759)	(230,528)	(889,406)	(13,668,607)	(16,550,299)

Net book value
As of December 31, 2023	4,627,072	-	-	-	4,627,072
As of December 31, 2024	4,627,072	-	-	-	4,627,072

Intangible assets comprise upfront and milestone payments related to licenses and capitalized development costs.

Commencing with the business year 2018, the Company recorded intangibles related to direct development expenditure of its AM-125 program. In 2019, a US patent on AM-125 was issued and a related EU application was allowed. As a consequence, we started to capitalize patent prosecution and registration costs until and including the year 2022.

Based on the impairment testing performed under IFRS Accounting Standards as of December 31, 2022, all intangible assets related to the AM-125 project were written off. Accordingly, in the year 2022 the Company recorded an impairment of $12,981,307 to its recoverable amount for AM-125 taking in consideration uncertainties regarding the realization of the cash flows in connection with the planned sale or the out-licensing of the AM-125 assets. The recoverable amount was calculated based on an out-license model of AM-125 at current development stage. The recoverable amount of the relevant intangible asset has been determined to be nil on the basis of their value in use, with consideration of fair value less costs of disposal not supporting a higher recoverable amount. In the years 2024 and 2023 no development costs were capitalized.

As at December 31, 2024, intangible assets only include a license. The license is related to the acquisition of Trasir in 2021, which was treated as an asset acquisition because substantially all the fair value of Trasir was concentrated in a worldwide exclusive license agreement with Washington University. Amortization will commence once the intangible assets are available for use, which will be the case after regulatory approvals are obtained and the related products are available for use.

10. Investment in an associate

On November 21, 2023, the Company closed the transaction for the partial divestiture of its Bentrio business, by selling a 51% stake in its subsidiary Altamira Medica AG. The transaction also includes the sale of Auris Medical Pty Ltd, Melbourne (Australia), a wholly owned subsidiary of Medica. The two companies sold represent the entirety of the Bentrio business and are presented as discontinued operations.

Until the date of the transaction, Altamira Medica AG and Altamira Medica Pty Ltd., were fully consolidated as the Company had control of these wholly owned subsidiaries. Following the sale, the new owner holds the majority of the voting rights and may appoint a majority of the Board of Directors of Medica. As a result of the transaction the Company has lost control but has the power to participate in the financial and operating policy decisions of its former subsidiary. Therefore, the retained share of 49% in Medica is accounted for as investment in an associate using the equity method.

Further, the transaction included a cash contribution of CHF 1,000,000 in total to Medica’s capital by its two shareholders pro rata of their shareholdings following the closing. Accordingly, the Company has contributed CHF 490,000 in cash to its investment in Medica.

	December 31,	December 31,
	2024	2023
Current assets	386,103	2,131,539
Non-current assets	75,825	-
Current liabilities	(1,030,756)	(1,066,744)
Non-current liabilities	(1,026,878)	(1,175,771)
Equity	(1,595,706)	(110,976)
Company’s share in equity - 49%	(781,896)	(54,378)
Goodwill	2,713,231	2,927,001
Company’s carrying amount of the investment	1,931,335	2,872,623

The associate had no contingent liabilities or capital commitments as at 31 December 2024 and 2023.

	1.1. - 31.12.2024	1.11. - 31.12.2023
Revenue from contracts with customers	250,499	422
Cost of sales	(394,572)	(37,804)
Operating expenses	(1,450,042)	(32,633)
Finance costs	(36,056)	(17,509)
Loss before tax	(1,630,171)	(87,524)
Income tax gain / (expense)	51,858	(2,323)
Loss after tax	(1,578,313)	(89,847)
Other comprehensive income	39,379	15,602
Total comprehensive loss	(1,538,934)	(74,245)
Company’s share of loss for the period	(773,373)	(44,025)
Company’s share of other comprehensive income	19,295	7,645

11. Other receivables

	December 31,	December 31,
	2024	2023
Receivable from related parties	351,331	-
Receivable from suppliers and other	-	62,730
Value added tax receivable	-	26,187
Total other receivables	351,331	88,916

Other receivables were not considered impaired in the years presented herein. Receivables from related parties of $351,331 are receivables from an associate.

12. Prepayments

	December 31,	December 31,
	2024	2023
Advance payments to suppliers	188,962	252,619
Insurance	1,562	84,674
Total prepayments	190,524	337,293

13. Cash and cash equivalents

	December 31,	December 31,
	2024	2023
Cash in bank accounts	998,624	733,701
Total cash and cash equivalents	998,624	733,701

14. Capital, reserves and warrants

	December 31, 2024		December 31, 2023
	Number	US$	Number	US$
Common shares with par value of $0.002 each *	4,662,080	9,324	1,477,785	2,956
Total	4,662,080	9,324	1,477,785	2,956

	Common Shares
	(Number)
	2024	2023
As of January 1	1,477,785	59,003
Exercise of warrants and pre-funded warrants	883,556	81,274
Public Offering	377,000	555,556
LPC equity line	1,286,279	17,500
ATM program	637,460	104,147
Conversion convertible loan	-	660,345
Fractional shares	-	(40)
Total, as of December 31	4,662,080	1,477,785

*	The par value of the common shares was reduced from CHF 4.00 and changed to $0.0001 following approval by the Company’s special general meeting of October 31, 2023. Following a reverse share split in December 2023 at a ratio of 20:1 the par value increased to $0.002 per common share. In total the share capital was reduced by $3,450,605 to $2,956 and the amount of the reduction was credited to share premium.

On September 19, 2024 the Company closed a public offering of 377,000 common shares and 5,178,556 pre-funded warrants accompanied by Series A-1 common warrants to purchase up to 5,555,556 common shares and Series A-2 common warrants to purchase up to 5,555,556 common shares, at a combined public offering price of $0.72 per share (or per pre-funded warrant in lieu thereof) (the “2024 Public Offering”). The Series A-1 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and will expire on the earlier of the eighteen-month anniversary of the initial issuance date or 60 days following the date the Company publicly announces positive biodistribution data for AM-401 or AM-411 nanoparticles. The Series A-2 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and will expire on the earlier of the five-year anniversary of the initial issuance date or six months following the date the Company publicly announces the entry into one or more agreements relating to the further development and commercialization for AM-401 or AM-411, provided at least one such agreement covers a territory that includes all or a part of the European Union or the United States. The total gross proceeds from the offering amounted to $3,991,410 as of December 31, 2024, including an aggregate of 883,556 pre-funded warrants that have been exercised for a total amount of $1,767; 4,295,000 pre-funded warrants were still outstanding. After full exercise of pre-funded warrants gross proceeds from the offering will amount to $4,000,000. Directly related transaction costs of $664,618 were recorded as a deduction in equity. The fair value of each of the warrants issued was calculated using the Black-Scholes valuation model. The fair value calculation assumptions included average volatility of 99.60% and an annual risk-free rate of 3.62%. The total fair value of the warrants issued amounted to $5,573,321 and was recorded in equity as a cost of the offering.

On January 19, 2024, we entered into a sales agreement with H.C. Wainwright & Co., LLC (“HCW” and the “HCW Sales Agreement”). Pursuant to the terms of the HCW Sales Agreement we may offer and sell our common shares, from time to time through HCW by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. In 2024, we issued 637,460 shares under the HCW Sales Agreement for aggregate gross proceeds of $1.66 million.

The HCW Sales Agreement effectively replaced the sales agreement that we had concluded with A.G.P./Alliance Global Partners (“A.G.P.” and the “A.G.P. Sales Agreement”) on November 30, 2018 and amended on April 5, 2019. Pursuant to the terms of the A.G.P. Sales Agreement, the Company could offer and sell its common shares, from time to time through A.G.P. by any method deemed to be an “at-the-market” (ATM) offering as defined in Rule 415(a)(4) promulgated under the Securities Act. In 2023 we sold 104,147 common shares under the A.G.P. Sales Agreement for aggregate proceeds of $5.1 million. We terminated the A.G.P. Sales Agreement effective January 1, 2024.

On July 10, 2023, the Company closed a public offering of 43,750 common shares and 511,806 pre-funded warrants and accompanying common warrants to purchase up to 555,556 common shares, at a combined public offering price of $9.00 per share, pre-funded warrant and accompanying common warrant (the “2023 Public Offering”). The common warrants have an exercise price of CHF 8.00 per share, are exercisable immediately and expire five years from the date of issuance. The Company additionally granted 36,113 warrants to the Placement Agent with a strike price of CHF 10.00 and an exercise period of 5 years. As of December 31, 2023, all pre-funded warrants were exercised for a total amount of $112,597. The total gross proceeds from the offering amounted to $5,000,000 (CHF 4,444,445). Directly related transaction costs of $718,767 (were recorded as a deduction in equity. The fair value of each of the warrants issued was calculated using the Black-Scholes valuation model. The fair value calculation assumptions included volatility of 107.34% and an annual risk-free rate of 4.25%. The total fair value of the warrants issued amounted to $4,660,306 and was recorded in equity as a cost of the offering.

In connection with the 2024 Public Offering, the Company agreed to amend the terms of the common warrants issued in the 2023 Public Offering. Under the amendment, the exercise price on 555,556 warrants was lowered from CHF 8.00 per common share to the exercise prices of the newly issued Series A-1 and Series A-2 common warrants, i.e. to $0.72 per common share, and their duration was extended from July 10, 2028, to September 19, 2029.

On May 1, 2023, we entered into the 2023 FiveT Loan agreement, pursuant to which FiveT IM loaned CHF 2,500,000 ($2,782,415) to the Company bearing interest at the rate of 10% per annum and maturing 22 months from May 4, 2023. FiveT IM had the right to convert all or part of the convertible loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM owned no more than 4.99% of the common shares at any time. The conversion price was fixed at CHF 28.40 per common share (subject to adjustment for share splits or other similar events).

Commencing 60 days after May 4, 2023, we were to repay at least 1/20th of the outstanding loan plus accrued interest pro rata in monthly tranches which, at our discretion, could be paid at any time during the month either in: (i) cash plus 3% of the principal amount of the tranche or (ii) common shares, or a combination of both. Such shares were to be priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price (“VWAP”) for common shares on the repayment date. We made the last amortization of the 2023 FiveT Loan on December 8, 2023. In total, we made aggregate cash payments of CHF 387,045 and issued an aggregate 443,294 common shares at an average price of CHF 5.07 to FiveT IM under the 2023 FiveT Loan.

Further, FiveT IM received warrants to purchase an aggregate of 81,274 common shares at an exercise price of CHF 30.76 per common share, which may be exercised up to five years. On December 7, 2023, we entered into a letter agreement (the “Warrant Inducement Agreement”) under which FiveT IM was granted the option to exercise the warrants by or before December 14, 2023 at a reduced exercise price which was defined as 90% of the daily trading volume weighted average price for our common shares on the NASDAQ stock exchange on the trading day following the date of each such exercise and receive additional warrants upon any such exercise. FiveT IM exercised all existing warrants at the weighted average exercise price of CHF 6.656 per common share, yielding proceeds of $614,896 to the Company. The repricing in accordance with the warrant inducement agreement led to a reclassification of a portion of the existing warrants from equity to derivative financial liabilities. A revaluation gain from derivative financial instruments of $16,768 was realized on the revaluation of the existing warrants between the date of the Warrant Inducement Agreement and the date of the exercise of the warrants. The fair value was determined using Black-Scholes valuation model. On December 15, 2023, we issued to FiveT IM new warrants to purchase 81,274 common shares at CHF 6.656 each for six months from their date of issuance and to purchase 81,274 common shares at CHF 6.656 each for two years from their date of issuance. The fair value of the new warrants issued was calculated using the Black-Scholes valuation model. Fair value assumptions included volatility of 113.4% and 115.0% and annual risk-free interest rates of 5.4% and 4.7% for the new warrants issued with 0.5 and 2 years maturity. The total fair value of the new warrants issued was CHF 165,041 and was recorded in equity. The warrants with a six-month duration expired on June 15, 2024.

On February 4, 2022, the Company entered into a convertible loan agreement with FiveT IM (the “2022 FiveT Loan”). The 2022 FiveT Loan of CHF 5.0 million, as amended, carried interest at the rate of 10% per annum and was to mature on May 31, 2023. FiveT IM had the right to convert all or part of the 2022 FiveT Loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.9% of the common shares at any time. On April 13, 2023, the Company and FiveT IM entered into an amendment to the 2022 FiveT Loan (the “2022 FiveT Loan Amendment”), which amended the conversion price of the 2022 FiveT Loan to a fixed price equal to the lower of (a) the mean daily VWAP of the Company’s common shares on the Nasdaq Stock Market on the 20 trading days preceding the effective date of the 2022 FiveT Loan Amendment or (b) 90% of the VWAP on the effective date of the 2022 FiveT Loan Amendment. From April 13, 2023, to April 17, 2023, FiveT IM converted the entire 2022 FiveT Loan into an aggregate 217,051 common shares at a conversion price of $28.95 (CHF 25.73) per share. As a result, the 2022 FiveT Loan is no longer outstanding and has been terminated.

On December 5, 2022, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2022 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to $10,000,000 of our common shares over the 24-month term of the purchase agreement. As consideration for LPC’s irrevocable commitment to purchase common shares upon the terms of and subject to satisfaction of the conditions set forth in the 2022 Commitment Purchase Agreement, the Company agreed to issue 2,500 common shares immediately to LPC as commitment shares. In 2024, we issued an aggregate 1,286,279 common shares for aggregate proceeds of $1,720,930 and in 2023, we issued an aggregate 17,500 common shares for aggregate proceeds of $854,475 to LPC under the 2022 Commitment Purchase Agreement. The 2022 Commitment Purchase Agreement expired on January 1, 2025.

15. Share premium

At the Company’s annual general meeting held on May 16, 2024, the shareholders approved the reduction of the share premium account to zero and to credit the amount of the reduction to accumulated deficit. The reduction amounted to $26,492,110. In the previous year, by decision of the Annual General Meeting of June 27, 2023, the share premium of the company was reduced by an amount of CHF 186,852,242 ($208,773,458) and credited to the contributed surplus account of the Company.

Authorized share capital

Our authorized share capital as of December 31, 2024, consisted of 100,000,000 common shares, par value $0.002 per share, and 20,000,000 preference shares, par value $0.0001 per share.

16. Share-based compensation

Description

In 2014, the Company introduced an equity incentive plan (the “EIP”), which was amended in 2017 and 2019. In 2024, the Company granted 1,033,579 options (2023: 138,907 options) under the EIP.

Holders of vested options are entitled to purchase common shares of the Company. Under the Equity Incentive Plan, the Board of Directors defined the exercise price as the average daily closing price of the Company’s shares during the 30 days preceding the date of grant. All options are to be settled by the physical delivery of shares. The key terms and conditions related to the grants under these programs at December 31, 2024 are as follows:

	Number of		Contractual
	options		life of
Plan	outstanding	Vesting conditions	options
Equity Incentive Plan Board	46,547	1 year service from grant date	6 years
Equity Incentive Plan Management & Staff	564,766	2 years’ service from grant date (50%)	8 years
Equity Incentive Plan Management & Staff	564,766	3 years’ service from grant date (50%)	8 years

Measurement of fair values

The fair value of the options was measured based on the Black-Scholes formula.

	Stock Option Plan
	Equity Incentive	Equity Incentive	Equity Incentive	Equity Incentive
	Plan 2024	Plan 2024	Plan 2023	Plan 2023
Fair value at grant date	$0.2417 (2 year vesting) 1) $0.2805 (3 year vesting) 1)	$0.7319 (1 year vesting) 2) $1.0056 (2 year vesting) 2) $1.1199 (3 year vesting) 2)	$1.72 (2 year vesting) 1) $1.96 (3 year vesting) 1)	$6.674 (1 year vesting) 2) $10.918 (2 year vesting) 2) $12.82 (3 year vesting) 2)

Share price at grant date	$0.41	$1.57	$2.92	$19.2
Exercise price	$0.48	$1.57	$2.92	$1.57
Expected volatility	116.64%	121.07%	108.87%	107.20%
Expected life	2 and 3 years	1, 2 and 3 years	2 and 3 years	1, 2 and 3 years
Expected dividends	—	—	—	—
Risk-free interest rate	4.26%	5.01%	4.90%	3.75%

1)	October grants for the respective year

2)	April grants for the respective year

The Company uses its own historic volatility to calculate expected volatility. The expected life of all options is assumed to correspond to the vesting period.

The total expense recognized for equity-settled share-based payment transactions was $532,081 in 2024 (2023: $422,275, 2022: $358,952).

The unamortized portion of the grant-date fair value of share-based payments at December 31, 2024 amounted to $604,682 and to $668,903 as of December 31, 2023.

The range of exercise prices for outstanding options was $0.48 to $12,640 as of December 31, 2024 and $2.92 to $12,640 as of December 31, 2023.

	2024			2023
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	exercise	remaining	Number of	exercise	remaining
	options	price	term	options	price	term
Outstanding at January 1	145,324	26.35	5.62	7,884	416.82	6.22
Impact of repricing	-	(19.61)	-	-	-	-
Forfeited during the year	(2,819)	-	-	(1,467)	-	-
Exercised during the year		-	-		-	-
Granted during the year	1,033,579	0.76	-	138,907	5.30	-
Outstanding at December 31	1,176,084	1.20	5.37	145,324	26.35	5.62
Exercisable at December 31	9,267	-	-	2,630	-	-

17. Trade and other payables

	December 31,	December 31,
	2024	2023
Trade accounts payable - third parties	524,849	490,922
Other payables	27,200	32,445
Total trade and other payables	552,049	523,367

18. Accrued expenses

	December 31,	December 31,
	2024	2023
Accrued research and development costs	199,899	104,007
Professional fees	25,805	20,692
Accrued vacation & overtime	55,121	62,232
Employee benefits incl. Share based payments	209,028	226,512
Other	-	1,104
Total accrued expenses	489,853	414,547

19. Other operating income

	2024	2023	2022
Income from government grant	-	254,092	-
Income from sublease to related party	70,826	16,694	-
Other income	4,466	13,676	9,766
Total other operating income	75,292	284,462	9,766

20. Research and development expense

	2024	2023	2022
Pre-clinical projects	1,830,871	562,083	408,034
Clinical projects	72,624	143,258	70,258
Product and process development	20,003	405,555	208,612
Employee benefits and expenses	1,599,108	1,591,056	1,493,507
Patents and trademarks	185,754	461,567	162,920
Regulatory projects	3,612	66,256	35,705
Impairment intangible assets	-	-	12,920,248
Other research and development expense	15,033	148,537	11,261
Total research and development expense	3,727,005	3,378,312	15,310,545

21. General and administrative expenses

	2024	2023	2022
Employee benefits and expenses	829,016	730,069	675,537
Business development	477	17,082	16,468
Travel expenses	37,871	47,919	100,003
Administration expenses	2,145,137	2,531,062	2,635,926
Lease expenses from short-term lease	55,316	17,479	6,284
Depreciation of Right-of-use assets	127,054	132,781	124,489
Capital tax expenses	4,330	14,176	3,257
Total general and administrative expenses	3,199,201	3,490,568	3,561,964

22. Employee benefits

	2024	2023	2022
Salaries	2,022,122	2,388,362	2,948,075
Pension costs	210,643	191,942	278,802
Other social benefits	304,713	326,937	307,871
Share based payments costs	532,081	422,275	358,952
Other personnel expenditures	19,873	11,129	2,119
Recharged to related party	(661,308)	-	-
Total employee benefits	2,428,124	3,340,645	3,895,819
Employee benefits attributable to continuing operations	2,428,124	2,497,446	2,169,043
Employee benefits attributable to discontinued operations	-	843,199	1,726,776

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

The old age benefits are based on retirement savings for each employee, coupled with annual retirement credits and interest (there is no possibility to credit negative interest). At retirement age, the insured members can choose whether to take a pension for life, which includes a spouse’s pension, or a lump sum. In addition to retirement benefits, the plan benefits also include disability and death benefits. Insured members may also buy into the scheme to improve their pension provision up to the maximum amount permitted under the rules of the plan and may withdraw funds early for the purchase of a residential property for their own use subject to limitations under Swiss law. On leaving the Company, retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This type of benefit may result in pension payments varying considerably between individual years. In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits. In Switzerland, the minimum interest rate applicable to these minimum retirement savings is set by the Swiss Federal Council at least once every two years. The rate was 1.00% in 2022, 1.00% in 2023 and 1.25% in 2024.

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

For accounting purposes under IFRS Accounting Standards, the plan is treated as a defined benefit plan.

The following tables present information about the net defined benefit liability and its components:

Change in defined benefit obligation
	2024	2023
Defined benefit obligation at January 1	4,682,328	3,831,111
Service costs	199,996	181,526
Plan participants’ contribution	147,419	145,659
Interest cost	65,794	84,740
Actuarial losses	543,293	116,706
Benefits paid through pension assets	281,245	(87,876)
Exchange differences	(379,044)	410,462
Defined benefit obligation at December 31	5,541,031	4,682,328

The defined benefit obligation includes only liabilities for active employees. The weighted average modified duration of the defined benefit obligation at December 31, 2024, is 18.5 years (2023: 17.7 years).

Change in fair value of plan assets

	2024	2023
Fair value of plan assets at January 1	4,270,411	3,467,685
Interest income	62,081	79,925
Return on plan assets excluding interest income	292,846	151,389
Employer contributions	147,419	145,659
Plan participants’ contributions	147,419	145,659
Benefits paid through pension assets	281,245	(87,876)
Administration expense	(4,836)	(5,602)
Exchange differences	(339,629)	373,572
Fair value of plan assets at December 31	4,856,956	4,270,411

Expected employer and plan participants’ contributions to the plan for the annual reporting period 2025 are $125,061 each.

	December 31,	December 31,
	2024	2023
Present value of funded defined benefit obligation	5,541,031	4,682,328
Fair value of plan assets	(4,856,956)	(4,270,411)
Net defined benefit liability	684,075	411,917

Defined Benefit Cost
	2024	2023	2022
Service cost	199,996	181,526	268,415
Net interest expense	3,713	4,815	1,649
Administration expense	4,836	5,602	5,622
Total defined costs for the year recognized in profit or loss	208,545	191,943	275,686

Remeasurement of the Defined Benefit Liability
	2024	2023	2022
Actuarial loss (gain) arising from changes in financial assumptions	526,541	275,194	(918,158)
Actuarial loss (gain) arising from experience adjustments	16,753	(154,142)	(57,377)
Actuarial gain arising from demographic assumptions	-	(4,346)	-
Return on plan assets excluding interest income	(292,846)	(151,389)	513,465
Total defined benefit cost for the year recognized in the other comprehensive income	250,448	(34,683)	(462,070)

Assumptions
	2024	2023	2022
Discount rate	0.97%	1.50%	2.20%
Future salary increases	0.85%	1.35%	1.60%
Pension indexation	0.00%	0.00%	0.00%
	BVG2020	BVG2020	BVG2020

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	2024	2023
Change in assumption	0.25% increase	0.25% increase
Discount rate	(215,905)	(167,962)
Salary increase	(29,210)	(27,273)
Pension indexation	121,376	93,275
Change in assumption	+1 year	+1 year
Life expectancy	105,460	75,321

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

23. Finance income and finance expense

	2024	2023	2022
Interest income	3,327	336,393	119,652
Revaluation gain from derivative financial instruments	-	16,766	472,389
Gain on modification of financial instruments	-	40,933	-
Total finance income	3,327	394,092	592,041
Interest expense (incl. bank charges)	19,803	1,149,075	946,958
Net foreign currency exchange loss	576,586	498,003	319,959
Revaluation loss from derivative financial instruments	-	201,734	-
Loss on modification of financial instruments	-	8,144	-
Transaction costs	240,399	-	1,191
Total finance expense	836,788	1,856,956	1,268,108
Finance expense, net	(833,461)	(1,462,864)	(676,067)

On December 5, 2022, the Company entered into a purchase agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC (the “2022 Commitment Purchase Agreement”). Pursuant to the purchase agreement, LPC agreed to subscribe for up to $10,000,000 of our common shares over the 24-month term of the purchase agreement. As consideration for LPC’s irrevocable commitment to purchase common shares upon the terms of and subject to satisfaction of the conditions set forth in the 2022 Commitment Purchase Agreement, the Company agreed to issue 2,500 common shares immediately to LPC as commitment shares. The fair value of the commitment shares issued was recognized as a derivative asset. Subsequently the fair value was adjusted for the part of the right consumed through equity. The Commitment Purchase Agreement expired on January 1, 2025. The remaining fair value of $240,399 was derecognized and recorded as transaction costs through profit and loss in 2024.

In 2023, the revaluation gain from derivative financial instruments of $16,766 relates to the fair value change of warrants attached to the 2023 FiveT Loan. The revaluation loss from derivative financial instruments of $201,734 is related to the revaluation of the financial derivatives embedded in the 2022 FiveT Loan at conversion. The gain and loss on modification of financial instruments of $40,933 and $8,144 respectively, were realized on the modification of loans with warrants. In 2022, the revaluation gain from derivative financial instruments of $472,389 includes $471,098 related to the revaluation of the financial derivatives embedded in the 2022 FiveT Loan and $1,291 related to the revaluation of outstanding warrants from public offerings.

Total interest expense recognized using the effective interest rate method amounted to $0 in 2024, $1,121,243 in 2023 and $934,037 in 2022.

24. Taxation

The Company’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

	2024	2023	2022
Deferred income tax expense from continuing operations	-	-	(12,151)
Deferred income tax gain from continuing operations	-	-	20,443
Deferred income tax expense from discontinued operations	-	-	(54,454)
Deferred income tax gain from discontinued operations	-	111,126	56,977
Income tax gain	-	111,126	10,815

The Company’s effective income tax expense differed from the expected theoretical amount computed by applying the Company’s applicable weighted average tax rate of 13.3% in 2024 (2023: 15.8%, 2022: 13.7%) as summarized in the following table:

Reconciliation

	2024	2023	2022
Loss before income tax from continuing operations	(8,457,748)	(8,091,307)	(19,538,810)
Profit/(loss) before income tax from discontinued operations	-	3,673,921	(8,250,448)
Accounting Profit before income tax	(8,457,748)	(4,417,386)	(27,789,258)
Income tax at statutory tax rates applicable to results in the respective countries	1,122,299	697,035	3,813,377
Effect of unrecognized temporary differences	301,427	(6,036)	(131,162)
Effect of unrecognized taxable losses	(1,531,269)	(604,436)	(3,157,160)
Effect of impact from application of different tax rates	107,543	(48,452)	(514,240)
Other effects	-	73,015	-
Income tax gain	-	111,126	10,815
Income tax gain reported in the statement of profit or loss	-	-	8,292
Income tax gain/(loss) attributable to discontinued operations	-	111,126	2,523

As of December 31, 2024, the Company had unrecognized tax loss carryforwards amounting to $55.9 million (2023: $72.0 million), of which $53.8 million related to Altamira Therapeutics AG and Otolanum AG in Switzerland and $2.1 million to Altamira Therapeutics Inc. in the United States (2023: $70.0 million for Altamira Therapeutics AG, Otolanum AG, Zilentin AG and $2.0 million for Altamira Therapeutics Inc.).

The Company’s unrecognized tax loss carryforwards with their expiry dates are as follows:

	December 31,	December 31,
	2024	2023
Within 1 year	9,860,922	26,995,893
Between 1 and 3 years	7,035,339	16,192,430
Between 3 and 7 years	36,936,193	26,954,226
More than 7 years	2,090,074	1,879,520
Total	55,922,528	72,022,069

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

The tax effect of the major unrecognized temporary differences and loss carryforwards is presented in the table below:

	December 31,	December 31,
	2024	2023
Deductible temporary differences

Investment in an associate	127,759	-
Employee benefit plan	89,203	53,714
Intangible assets	39,733	-
Deferred income	-	-
Total potential tax assets	256,695	53,714
Potential tax assets from loss carry-forwards not recognized	7,364,012	9,431,903
Total potential tax assets from loss carry-forwards and temporary differences not recognized	7,620,707	9,485,617

25. Loss per share

Loss per share	2024	2023	2022
Loss attributable to owners of the Company	(8,457,748)	(4,306,260)	(27,778,443)
Weighted average number of shares outstanding	2,832,299	491,258	45,536
Basic and diluted loss per share	(2.99)	(8.77)	(610.03)

Loss per share for continuing operations	2024	2023	2022
Loss attributable to owners of the Company	(8,457,748)	(8,091,307)	(19,530,516)
Weighted average number of shares outstanding	2,832,299	491,258	45,536
Basic and diluted loss per share	(2.99)	(16.47)	(428.90)

For the years ended December 31, 2024, and 2023 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the Stock Option Plans (Note 16) as they would be anti-dilutive. As of December 31, 2024, the Company had 1,176,084 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2024, and December 31, 2024, was 451,555 (41,803 for the period between January 1, 2023, and December 31, 2023). As of December 31, 2024, the Company had warrants to purchase up to 16,445,116 of its common shares issued and outstanding (as of December 31, 2023, the Company had warrants to purchase up to 759,167 common shares). The purchase price for the acquisition of Trasir Therapeutics Inc. (“Trasir”) in June 2021, includes a share-based payment of $1,500,000 contingent on the occurrence of positive results from a future non-clinical study. The number of common shares due will be calculated based on the average closing price of the common shares on the 15 trading days preceding the occurrence of the positive results from the study.

26. Discontinued operations

On November 21, 2023, the Company closed the transaction for the partial divestiture of its Bentrio business, by selling a 51% stake in its subsidiary Altamira Medica AG. The transaction also includes the sale of Auris Medical Pty Ltd, Melbourne (Australia), a wholly owned subsidiary of Altamira Medica AG. The two companies sold represent the entirety of the Bentrio business and are presented as one discontinued operation. The retained share of 49% in Altamira Medica is accounted for as investment in an associate using the equity method.

Result of discontinued operations:

	2024	2023	2022
Revenue	-	175,664	320,017
Cost of Sales	-	(213,603)	(1,511,890)
Other income	-	146,580	733,112
Operating expenses	-	(2,082,292)	(8,042,350)
Financial income/(expense), net	-	(146,012)	250,663
Tax (expense)/credit	-	111,126	2,523
Gain on disposal of discontinued operation	-	5,793,584	-
Profit after tax from discontinued operations	-	3,785,047	(8,247,925)

Earnings per share from discontinued operations

	2024	2023	2022
Basic and diluted earnings / (loss) per share from discontinued operations	-	7.70	(181.13)

Statement of cash flows:

	2024	2023	2022
Operating activities	-	(1,215,787)	(1,156,076)
Investing activities	-	75	70,582
Financing activities	-	1,175,883	900,115
Net cash from discontinued operations	-	(39,829)	(185,379)

27. Commitments and contingencies

Lease commitments

The future minimum lease payments under non-cancellable lease term that are not accounted for in the statement of financial position were as follows:

	December 31,	December 31,
	2024	2023
Within one year	15,600	4,689
Between one and five years	-	-
Total	15,600	4,689

Lease expenses of $24,364 and $7,346 were recorded in 2024 and 2023, respectively, in the consolidated statement of profit or loss and other comprehensive loss.

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

As of December 31, 2024, the Company held a receivable of $331,511 against Altamira Medica AG (“Medica”) (as of December 31, 2023, $0.00) and $19,821 (2023 $21,031) against Altamira Medica Pty Ltd, Melbourne (Australia), a wholly owned subsidiary of the associated company Medica.

The Company provides services in the areas of research and development, marketing and sales and administration to Medica. In 2024 the Company re-charged personnel costs in the amount of $661,308 (2023; $0.00) for its services to the associated company Medica.

PharmaTrail AG, a company founded by our Chief Executive Officer Thomas Meyer and led by Dominik Lysek as Chief Executive Officer, who is a member of our Board of Directors, has been renting part of our office space in Basel, Switzerland, under a sublease agreement. The rent payments received by us from PharmaTrail amounted to $68,705 in 2024 and $16,523 in 2023 and are equivalent to the rate which we are paying to the lessor of the office space and was determined “at arm’s length and reflect current market conditions for office space in Basel. The sublease did not exist in 2022.

Gremaud GmbH provides the Chief Financial Officer to the Company since November 19, 2021. The Chief Financial Officer is an employee of Gremaud GmbH and is not paid directly by the Company. Fees paid to Gremaud GmbH for CFO services in 2024 were $220,318 (2023: $283,905 and 2022 $205,223).

Samuel Wickline, Ph.D., the founder of Trasir, has been providing consulting services as Chief Scientific Adviser to the Company since January 2023.

He was employed as Chief Scientific Officer from June 2021 to December 2022. Fees paid to Dr Wickline amounted to $122,505 in 2024 and to $192,000 in 2023.

In September 2022, Thomas Meyer, the Company’s CEO, lent CHF 200,000 to the Company under a joint loan agreement with FiveT IM and Dominik Lysek for a total amount of CHF 600,000. The Loan to the Company’s CEO was repaid in July 2023 including accrued interest of CHF 8,438 ($9,392).

From December 2022 to March 2023, Mr. Meyer’s spouse provided one of the Company’s subsidiaries with a short-term loan of CHF 100,000, bearing interest at the rate of 5% per annum.

29. Compensation of the members of the Board of Directors and Management

In 2024, the compensation paid to management, excluding share bonuses and share-based payment charge, amounted to $775,549 (2023: $758,323; 2022: $1,087,759). The fees paid to members of the Board of Directors in 2024 for their activities as board members totaled $146,916 (2023: $154,154; 2022: $191,684).

	Executive Management			Board of Directors			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Short term benefits	737,055	708,830	1,036,398	146,916	154,154	191,684	883,971	862,984	1,228,082
Post-employee benefits years	38,494	49,492	51,361	-	-	-	38,494	49,492	51,361
Share bonuses		-	-	-	-	-	-	-	-
Share-based payment	261,105	269,637	180,225	41,396	45,987	53,582	302,501	315,624	233,807
Total	1,036,654	1,027,960	1,267,984	188,312	200,140	245,266	1,224,966	1,228,100	1,513,250

In 2024, $302,501 (2023: $315,624; 2022: $233,807) was expensed for grants of stock options to members of the Board of Directors and management. Contributions to pension schemes amounted to $38,494, $49,492 and $51,361 during the years 2024, 2023 and 2022, respectively. No termination benefits or other long-term benefits were paid.

Members of the Board of Directors and management held 742,349, 99,318 and 5,355 stock options as of December 31, 2024, 2023, and 2022, respectively.

30. Loans

Convertible loans agreements

2023
As of January 1	5,294,970
Gross proceeds at disbursement date	2,782,415
Embedded derivative, separated	(484,166)
Carrying amount at initial recognition	7,593,219
Repayment in cash	(317,821)
Converted principal amount	(8,029,424)
Amortization	597,269
Exchange differences	156,757
Convertible loan balance at December 31	-

See Note 14 for a description of the Company’s loans and convertible loans, in 2024 there were no loans or convertible loans.

On May 1, 2023, the Company and FiveT IM entered into the 2023 FiveT Loan, which was amortized early through aggregate cash payments of $430,768 and the issuance of an aggregate 443,294 common shares. In connection with the 2023 FiveT Loan, FiveT IM received warrants to purchase an aggregate of 81,274 common shares and exercised them under the subsequent Warrant Inducement Agreement at a reduced price per share, yielding proceeds of $614,896 to the Company. The repricing led to a reclassification of a portion of the existing warrants from equity to derivative financial liabilities. A revaluation gain from derivative financial instruments of $16,768 was realized between the date of the Warrant Inducement Agreement and the date of the exercise of the warrants. The fair value was determined using the Black-Scholes valuation model.

On December 15, 2023, we issued to FiveT IM new warrants to purchase 81,274 common shares at CHF 6.656 each for six months from their date of issuance and to purchase 81,274 common shares at CHF 6.656 each for two years from their date of issuance. The fair value of the new warrants issued was calculated using the Black-Scholes valuation model. Fair value assumptions included volatility of 113.4% and 115.0% and annual risk-free interest rates of 5.4% and 4.7% for the 6-month and 2-year warrants, respectively. The total fair value of the new warrants issued was $196,127 and was recorded in equity. The 6-month warrants expired unexercised on June 15, 2024, and their proportionate fair value of $45,774 was reclassified from other reserves to share premium in 2024.

On April 13, 2023, the Company and FiveT IM entered into an amendment to the 2022 FiveT Loan, which reduced the conversion price. From April 13, 2023, to April 17, 2023, FiveT IM converted the entire 2022 FiveT Loan into an aggregate of 217,050 common shares at an average conversion price of $28.95 per share (CHF 25.69 per share). The amendment of the conversion price and the revaluation before conversion resulted in a revaluation loss from derivative financial instruments of CHF 181,258 in 2023, recognized in profit and loss.

The 2022 FiveT Loan was classified as a hybrid contract containing a host that is a financial liability and embedded derivatives separated from the host and measured at fair value with all changes in fair value recognized in profit or loss. The embedded financial derivatives were initially valued by an independent consultant, applying a simulation-based valuation approach. The valuation of the embedded financial derivatives was based on input parameters, classified as Level 3. One of the significant inputs was the historical volatility of the Company’s common shares. The underlying share price development was simulated based on a Geometric Brownian Motion (GBM). In accordance with the GBM definition, a normalized, sustainable level of volatility was applied. The normalized volatility used at initial recognition was 90.7%, over a lookback period of 12 months. Other significant assumptions related to the expected exercise date, the expected execution date, the calculation of the repayment amount, as well as assumptions with regards to the early repayment trigger and to the conversion option. The embedded derivatives of the convertible loan were closely related to each other and therefore accounted for as a single instrument (i.e., a compound derivative). Due to the conversion based on market share prices, the conversion right could result in a variable number of conversion shares and the embedded derivatives are therefore classified as a financial liability.

As of December 31, 2022, the carrying amount of the host for the unconverted outstanding loan amounted to $4,898,377 and was included in the balance sheet under current liabilities. The fair value of the embedded derivatives amounted to CHF 0 (at initial recognition: CHF 449,898). A revaluation gain related to fair value measurement of embedded derivatives of CHF 449,898 as well as effective interest expenses and transaction costs of CHF 807,593 in total were recorded in profit or loss.

In September 2022 and December 2022 we entered into a total of three loan agreements with five investors for an aggregate loan amount of $1,026,912. The loans had warrants attached for the purchase of common shares for up to five years from issuance. On May 12, 2023, the Company and the lenders entered into an amendment to the loan agreements, which, among other things, lowered the exercise prices for the warrants to market. The loans were repaid on July 14, 2023.

The loans with warrants were classified as a hybrid contract containing a host that is a financial liability and embedded derivatives (warrants) separated from the host. The embedded derivatives were classified as an equity component as they might be settled by the Company exchanging a fixed amount of cash for a fixed number of its own equity instruments. The embedded derivatives were valued at initial recognition applying a Black-Scholes option pricing model. The valuation was based on input parameters, classified as Level 3. The fair value of the embedded derivatives at initial recognition amounted to $93,767 and $52,086 for the September and December 2022 loans, respectively, and was directly recognized in equity. The initial fair value of the liability component was derived by subtracting the fair value of the equity component from the nominal value of the loan. The host was subsequently carried at amortized cost; as of December 31, 2022, the carrying amount of the host amounted to $606,488 and $330,638, respectively, and was included in the balance sheet under current liabilities.

31. Events after the balance sheet date

On March 4, 2025, Altamira Therapeutics AG (“ATAG”), a wholly owned subsidiary of Altamira Therapeutics Ltd., and Altamira Medica AG (“Medica”), an associate company, agreed to amend their framework agreement (the “Framework Agreement”), under which ATAG was entitled to receive, in connection with present and future licensing of rights in and to Bentrio by Medica to third parties, an amount equal to 25% of any and all cash or non-cash gross proceeds received by Medica from such third parties in all territories (the “Licensing-Out Revenues”). With the amendment, ATAG waived its entitlement to receive 25% of the future Licensing-Out Revenues under the Framework Agreement. The Company’s entitlement to receive 25% of all proceeds of the co-owner of Medica (the “Majority Owner”) from the sale, transfer or other disposal to a third party in excess of the Majority Owner’s total cash contribution, remained unchanged.

On April 3, 2025, ATAG entered into a mandatory convertible loan agreement with a private investor (the “ATAG Loan”). The ATAG Loan of CHF 0.3 million carries interest at the rate of 5% per annum and is to mature in twelve months. It will be converted into ATAG shares upon ATAG completing a financing round with outside investors (the “ATAG Financing Round”), with the conversion price to be set 10% below the issue price for ATAG shares issued in the ATAG Financing Round.

Independent Auditor’s Report

Board of Directors

Altamira Medica AG

Basel

Opinion

We have audited the consolidated financial statements of Altamira Medica AG and its subsidiaries (the Company), which comprise the consolidated statement of financial position as of December 31, 2024, and the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in deficit, and cash flows for the year then ended, including the required comparative information, and the related notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended, including the required comparative information, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS) and in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit, which include relevant ethical requirements in the United States of America and the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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

Responsibilities of Management and Those Charged With Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that cast substantial doubt about the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from December 31, 2024; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS and ISAs will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS and ISAs, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit of the Company. We remain solely responsible for our audit opinion.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

BDO AG

/s/ Christoph Tschumi	/s/ Grégoire Weber

Zurich, April 30, 2025

Altamira Medica AG

Consolidated Statement of Profit or Loss and Other Comprehensive Income/(Loss)

For the Years Ended December 31, 2024 and 2023

(in CHF)

	Note	1.1.- 31.12.2024	1.1.- 31.12.2023
Revenue	14	220,591	158,213
Cost of sales	15	(347,463)	(225,889)
Gross profit/(loss)		(126,872)	(67,676)
Other operating income	16	4,548	134,075
Research and development	17	(823,193)	(1,425,373)
Selling, general and administrative	18	(458,272)	(372,479)
Operating loss		(1,403,789)	(1,731,453)
Finance income	19	25,127	287,032
Finance expense	19	(56,878)	(433,956)
Loss before tax		(1,435,540)	(1,878,377)
Income tax gain	20	45,667	98,872
Net loss attributable to owners of the Company		(1,389,873)	(1,779,505)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		34,677	138,583
Other comprehensive income, net of taxes of CHF 0		34,677	138,583
Total comprehensive loss attributable to owners of the Company		(1,355,196)	(1,640,922)

The accompanying notes form an integral part of these consolidated financial statements.

Altamira Medica AG

Consolidated Statement of Financial Position

As of December 31, 2024 and 2023

(in CHF)

		December 31,	December 31,
	Note	2024	2023
ASSETS
Non-current assets
Property and equipment		54,734	-
Other non-current financial assets	5	14,100	102,157
Total non-current assets		68,834	102,157
Current assets
Inventories	6	153,490	331,061
Trade receivables		21,163	100,392
Other receivables	7	12,648	282,816
Prepayments	8	0	171,995
Cash and cash equivalents	9	163,204	490,388
Total current assets		350,504	1,376,652

Total assets		419,338	1,478,809

EQUITY AND LIABILITIES
Deficit
Share capital	10	3,000,000	3,000,000
Share premium		17,494,413	17,494,413
Other reserves		173,260	138,583
Accumulated deficit		(22,116,255)	(20,726,382)
Total shareholders’ deficit attributable to owners of the Company		(1,448,582)	(93,386)

Non-current liabilities
Deferred income	13	932,200	932,200
Deferred tax liabilities	20	0	57,211
Total non-current liabilities		932,200	989,411
Current liabilities
Loan	22	250,000	18,905
Trade and other payables	11	449,007	327,582
Contract liabilities		80,504	175,457
Accrued expenses	12	156,209	60,840
Total current liabilities		935,720	582,784
Total liabilities		1,867,920	1,572,195
Total equity and liabilities		419,338	1,478,809

The accompanying notes form an integral part of these consolidated financial statements.

Altamira Medica AG

Consolidated Statement of Changes in Deficit

As of December 31, 2024 and 2023

(in CHF)

				Foreign
				Currency
		Share	Share	Translation	Accumulated	Total
	Note	Capital	Premium	Reserve	Deficit	Deficit
As of January 1, 2023		3000,000	-	-	(18,946,877)	(15,946,877)
Total comprehensive loss
Net loss		-	-	-	(1,779,505)	(1,779,505)
Other comprehensive income		-	-	138,583	-	138,583
Total comprehensive loss		-	-	138,583	(1,779,505)	(1,640,922)
Contribution loans related parties		-	16,494,413	-	-	16,494,413
Capital increase		-	1,000,000	-	-	1,000,000
Balance at December 31, 2023		3,000,000	17,494,413	138,583	(20,726,382)	(93,386)

As of January 1, 2024		3,000,000	17,494,413	138,583	(20,726,382)	(93,386)
Total comprehensive loss
Net loss		-	-	-	(1,389,873)	(1,389,873)
Other comprehensive income		-	-	34,677	-	34,677
Total comprehensive loss		-	-	34,677	(1,389,873)	(1,355,196)
Balance at December 31, 2024		3,000,000	17,494,413	173,260	(22,116,255)	(1,448,582)

The accompanying notes form an integral part of these consolidated financial statements.

Altamira Medica AG

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2024 and 2023

(in CHF)

	Note	1.1.-31.12.2024	1.1.-31.12.2023
Cash flows from operating activities
Net loss		(1,389,873)	(1,779,505)
Adjustments for:
Income tax gain	20	(45,667)	(98,872)
		(1,435,540)	(1,878,377)
Changes in:
Inventories		177,571	(319,416)
Trade and other receivables		355,836	361,112
Prepayments		174,142	404,046
Trade and other payables		34,886	1,465,502
Accrued expenses		95,265	(548,997)
Cash used in operations		(597,840)	(516,130)
Income tax paid		(12,278)	-
Net cash used in operating activities		(610,118)	(516,130)

Cash flows from investing activities
Purchase of equipment		(54,734)	-
Other financial assets		88,057	2,065
Net cash from investing activities		33,323	2,065

Cash flows from financing activities
Capital increase	10	-	1,000,000
Proceeds from loan		250,000	-
Net cash from financing activities		250,000	1,000,000

Net increase in cash and cash equivalents		(326,795)	485,935
Cash and cash equivalents at beginning of the period		490,388	4,950
Net effect of currency translation on cash		(389)	(497)
Cash and cash equivalents at end of the period		163,204	490,388

1. Reporting entity

Altamira Medica AG, Basel, Switzerland (“Medica”), is a corporation organized in accordance with Swiss law and domiciled in Switzerland. Medica manufactures and markets Bentrio, an OTC nasal spray for allergic rhinitis.

Until November 2023, Medica was a wholly owned subsidiary of Altamira Therapeutics Ltd., an exempted company incorporated under the laws of Bermuda. On November 21, 2023, Altamira Therapeutics Ltd. divested partially its Bentrio business by selling a 51% stake in Medica and its 100% subsidiary Altamira Medica Pty Ltd, Melbourne, Australia. Since then, 51% of the Company has been owned by a private investor and 49% by Altamira Therapeutics AG, a subsidiary of Altamira Therapeutics Ltd. Effective January 1, 2024, Medica also acquired Altamira Medica Ltd., Dublin, Ireland (formerly Auris Medical Ltd.).

These consolidated financial statements comprise Medica and its wholly owned subsidiaries Altamira Medica Pty Ltd and Altamira Medica Ltd. (together “Medica”). They are presented for 2024 and for the full year ending December 31, 2023, for better comparability (although the partial sale of the Bentrio business took place only on November 21, 2023).

2. Basis of preparation

Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and Interpretations (“IFRS Accounting Standards”).

Basis of measurement

The consolidated financial statements are prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services and the cost incurred to put in use. The principal accounting policies adopted are set out below.

Functional and reporting currency

These consolidated financial statements are presented in Swiss Francs (“CHF”), which is the functional currency of Medica and also its reporting currency.

Going concern

Medica has been incurring losses and negative cash flows from operations since inception related primarily to the development of Bentrio and secondarily to the launch of the product in certain markets. Although the development of the product was essentially completed in 2023, we may generate losses from operations for 2025 and possibly beyond as the revenues from product sales may not fully cover operating expenditures, yet. Medica expects its operations to become profitable once sustainable commercial operations are achieved, which will depend, among others, by the quantities and prices at which Bentrio can be sold to distributors, the product’s take-up by consumers, marketing and promotional activities of distributors, the timing and success of requests for market approval or clearance by regulatory authorities, the launch of the product in new markets and the conclusion of additional distribution or licensing agreements.

The financial statements included in this report have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. and we may have to use our capital resources sooner than we currently expect, raise additional capital from our current shareholders or outside investors, or we may have to reduce or delay certain of our operations. Our assumptions regarding the timing and magnitude of revenues from product sales and licensing revenues may prove to be wrong, The Board of Directors will need to consider the interests of our creditors and take appropriate action to restructure the business if it appears that we are insolvent or likely to become insolvent.

Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our operation, which could materially harm our business, prospects, financial condition and financial results. This could then result in bankruptcy, or the liquidation of our company. This uncertainty raises significant doubt about the Company’s ability to continue as a going concern. Since there are ongoing efforts in place to mitigate the uncertainty, these financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions of accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are described below.

Income taxes

As disclosed in Note 20 Medica has significant tax losses in Switzerland. These tax losses represent potential value to Medica to the extent that Medica is able to create taxable profits in Switzerland prior to expiry of such losses. Tax losses may be used within 7 years from the year the losses arose.

At December 31, 2024, Medica has not recorded any deferred tax assets in relation to these tax losses. Deferred tax assets on tax losses are only considered to the extent that they offset taxable temporary differences within the same entity. The key factors which have influenced management in arriving at this evaluation are the fact that Medica has not yet a history of making profits. Should management’s assessment of the likelihood of future taxable profits change, a deferred tax asset will be recorded. Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2024 fiscal year.

Research and Development and Accrued Expenses

Medica records the costs associated with research, nonclinical and clinical trials, and manufacturing process development as incurred. These costs are a significant component of Medica’s research and development expenses, with a substantial portion of Medica’s on-going research and development activities being conducted by third party service providers, including contract research and manufacturing organizations.

Medica accrues for expenses resulting from obligations under agreements with contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), and other outside service providers for which payment flows do not match the periods over which materials or services are provided to Medica. Accrued expenses are recorded based on estimates of services received and efforts expended pursuant to agreements established with CROs, CMOs, and other outside service providers. These estimates are typically based on contracted amounts applied to the proportion of work performed and determined through analysis with internal personnel and external service providers as to the progress or stage of completion of the services. Medica makes significant judgments and estimates in determining the accrued expense balance in each reporting period. In the event advance payments are made to a CRO, CMO, or outside service provider, the payments will be recorded as prepayments which will be expensed as the contracted services are performed. Inputs, such as the services performed, the number of patients enrolled, or the trial duration, may vary from Medica’s estimates. As actual costs become known, Medica adjusts its prepayments and accrued expenses.

3. Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by Medica. Medica controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Transactions eliminated on consolidation

All inter-company balances, transactions and unrealized gains on transactions have been eliminated in consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency

Foreign currency transactions

Items included in the financial statements of Medica entities are measured using the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are not re-translated.

Foreign operations

Assets and liabilities of Medica entities whose functional currency is other than CHF are included in the consolidation by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting period. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transaction).

These foreign currency translation differences are recognized in Other Comprehensive income/(loss) and presented in the foreign currency translation reserve in equity. When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

Closing rates for the most significant foreign currencies relative to CHF:

		Geographical	December 31,	December 31,	December 31,
Currency		area	2024	2023	2022
CHF	Swiss Franc	Switzerland	1.0000	1.0000	1.0000
US$	Dollar	United States	0.9078	0.8451	0.9251
EUR	Euro	Europe	0.9400	0.9287	0.9901
AUD	Dollar	Australia	0.5617	0.5735	0.6305

Average exchange rates for the year for the most significant foreign currencies relative to CHF

		Geographical
Currency		area	2024	2023
CHF	Swiss Franc	Switzerland	1.0000	1.0000
US$	Dollar	United States	0.8806	0.8985
EUR	Euro	Europe	0.9528	0.9721
AUD	Dollar	Australia	0.5809	0.5971

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

Financial instruments

Medica classifies its financial assets in the following categories: loans and receivables based on the expected loss model. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Recognition and derecognition of non-derivative financial assets and liabilities

Medica initially recognizes loans and receivables issued on the date when they are originated. All other financial assets and financial liabilities are initially recognized on the trade date.

Medica derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets that is created or retained by Medica is recognized as a separate asset or liability.

Medica derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, Medica has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

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

Cash and cash equivalents

Medica considers all short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value with original maturities of three months or less at the date of the purchase to be cash equivalents.

Non-derivative financial liabilities—measurement

Non-derivative financial liabilities such as loans, trade and other payables are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Share capital

All shares of Medica are registered shares and classified as part of shareholders’ equity. Incremental costs directly attributable to the issue of Medica’s shares, net of any tax effects, are recognized as a deduction from equity.

Medica has not paid any dividends since its inception.

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

Financial assets measured at amortized cost

Medica considers evidence of impairment for these assets at an individual asset level. An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When Medica considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

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

Deferred tax

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

●	temporary differences related to investments in subsidiaries to the extent that Medica is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to income taxes levied by the same taxation authority and Medica intends to settle its tax assets and liabilities on a net basis.

Revenue recognition

Medica recognizes revenue from the licensing of intellectual property rights and from the sale of products. To assess revenue recognition for arrangements that Medica determines are within the scope of IFRS 15, Medica performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) Medica satisfies a performance obligation. Medica only applies the five-step model to contracts when it is probable that Medica will collect the consideration it is entitled to in exchange for services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, Medica assesses the services promised within each contract to determine those that are performance obligations and assess whether each promised service is distinct.

Licensing of intellectual property rights

Medica recognizes as revenue its non-refundable license fees, milestone payments and royalties when its customer obtains control of promised services, in an amount that reflects the consideration which Medica expects to receive in exchange for those rendered services. If the license to Medica’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, Medica recognizes revenues when the license conveys a right of use, or there is a right of access to the underlying intellectual property. However, revenue for a license that provides a right to use Medica’s intellectual property before the beginning of the period during which the customer is able to use and benefit from the license is deferred. Revenue from sales-based royalty, in exchange for a license of intellectual property is recognized only when the subsequent sale occurs and the performance obligation to which the sales-based royalty has been allocated has been satisfied (in whole or in part).

Sale of products

Medica sells a single product, Bentrio, a drug-free nasal spray for protection against airborne allergens. Revenue from sale of products is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the product if no other agreement has been made. Revenue is net of value-added tax, rebates, discounts and returns.

Government grants

Government grants are not recognized until there is reasonable assurance that Medica will comply with the conditions attaching to them and that the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which Medica recognizes as expenses the related research and development costs for which the grants are intended to compensate. Government grants that are receivable as compensation for expenses already incurred are recognized in profit or loss in the period in which they become receivable. The income from grants related to R&D expenditures are presented separately under the heading of ‘other operating income’.

Altamira Medica Pty Ltd has access to credits under the Australian R&D Tax Incentive program (R&DTI). The program provides a tax credit of 43.5% of eligible R&D expenditures if the applicant qualifies as a Base Rate Entity (“BRE”), or a tax offset of 48.5% if the applicant is not a BRE. The assessment is carried out annually and the calculation of tax credits available are adjusted accordingly. If the tax offset exceeds Medica’s tax liability, the balance is paid in cash after submission of a valid claim. Based on the specific features of the program, IAS 20 Government Grants is applied for the accounting treatment of the Australian R&DTI. The reimbursement application is made by Medica annually, once the fiscal year is closed, based on the financial statements.

New standards, amendments and interpretations adopted by Medica

In 2024, the following revised standards have been adopted:

IAS 7 & IFRS 7	Amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements

IFRS 16	Amendments to IFRS 16, Lease Liability in a Sale and Leaseback

IAS 1	Amendments to IAS 1, Non-current Liabilities with Covenants

IAS 1	Amendments to IAS 1, Classification of Liabilities as Current or Non-current

Adoption has not had a material impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2025, and have not been applied in preparing these consolidated financial statements.

				Planned
				application
			Effective	by the
Standard/Interpretation		Impact	date	Company
New standards, interpretations or amendments
IAS 21	Amendments to IAS 21, Lack of Exchangeability	1)	January 1, 2025	FY 2025

IFRS 9 & 7	Amendments to IFRS 9 and 7, Classification and Measurement of	1)	January 1, 2026	FY 2026
	Financial Instruments

IFRS 18	IFRS 18, Presentation and Disclosures in Financial Statements	1)	January 1, 2027	FY 2027

IFRS 19	IFRS 19, Subsidiaries without Public Accountability: Disclosures	1)	January 1,2027	FY 2027

The Company is currently assessing the effect of these new accounting standards and amendments. IFRS 18 will not have an effect on the recognition and measurement of items in the consolidated financial statements. However, it is expected to have a significant effect on the presentation and disclosure of certain items. The Company does not expect to be eligible to apply IFRS 19.

4. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

	December 31,	December 31,
	2024	2023
Financial assets
At amortized cost
Cash and cash equivalents	163,204	490,388
Trade receivables	21,163	100,392
Other receivables	12,648	4,053
Other non-current financial assets	-	102,157
Total financial assets	197,015	696,990

Financial liabilities
At amortized cost
Loan	250,000	18,905
Trade and other payables	449,007	327,582
Accrued expenses	156,209	60,840
Total financial liabilities	855,216	407,327

Fair values

The carrying amount of cash and cash equivalents, trade and other receivables, trade and other payables and accrued expenses is a reasonable approximation of their fair value due to the short-term nature of these instruments.

Financial risk factors

Medica’s activities expose it to a variety of financial risks: market risk, credit risk, interest rate and liquidity risk. Medica’s overall risk management program seeks to minimize potential adverse effects on Medica’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2024 to hedge risk exposures. Medica invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. Medica allocates its liquid assets to first tier Swiss or international banks.

Liquidity risk

Medica’s principal sources of liquidity are its product revenues, licensing revenues and cash reserves. The ability of Medica to maintain adequate cash reserves to sustain its activities in the medium term is highly dependent on Medica’s ability to grow product revenues, generate additional licensing revenues and, if needed, raise further funds. Consequently, Medica is exposed to continued liquidity risk.

The table below analysis the remaining contractual maturities of financial liabilities, including estimated interest payments, if any, as of December 31, 2024. The amounts disclosed in the table are the undiscounted cash flows:

			Between 3
	Carrying	Less than 3	months and 2	2 years and
	amount	months	years	later	Total
December 31, 2024
Trade and other payables	449,007	449,007	-	-	449,007
Accrued expenses	156,209	156,209	-	-	156,209
Loan	-		-	-	-
Total	605,216	605,216	-	-	605,216

			Between
	Carrying	Less than 3	3 months and 2	2 years and
	amount	months	years	later	Total
December 31, 2023
Trade and other payables	327,582	327,582	-	-	327,582
Accrued expenses	60,840	60,840	-	-	60,840
Loan	-	18,905	-	-	18,905
Total	388,422	407,327	-	-	407,327

Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks, as well as from trade and other receivables. Medica’s policy is to invest funds in low-risk investments including interest bearing deposits. Trade and other receivables were current as of December 31, 2024, not impaired and included only well-known counterparties.

Medica has been holding cash and cash equivalents in Medica’s principal operating currencies (CHF, US$, EUR and AUD) with international banks of high credit rating.

Medica’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

in CHF	2024	2023
Cash and cash equivalents	163,204	490,388
Trade receivables	21,163	100,392
Other receivables	12,648	282,816
Other non-current financial assets	14,100	102,157
Total	211,115	975,753

Market risk

Currency risk

Medica operates internationally and is exposed to foreign exchange risk arising from various exposures, primarily with respect to US Dollar, Euro and Australian Dollar. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The summary of quantitative data about the exposure of Medica’s financial assets and liabilities to currency risk was as follows:

	2024			2023
in CHF	USD	EUR	AUD	USD	EUR	AUD
Cash and cash equivalents	6,809	29,609	15,170	10,651	19,334	-
Trade and other receivables	-	21,163	-	-	100,392	-
Loan to group company	-	-	1,679,936	-	-	1,744,686
Other non-current financial assets	-	14,100	-	-	102,157	-
Trade and other payables	(29,496)	(101,042)	(53,444)	(3,489)	(22,447)	(54,567)
Accrued expenses	-	(151,044)	-	-	(52,893)	-
Net statement of financial position
exposure -asset/(liability)	(22,687)	(201,314)	1,641,662	7,162	146,543	1,690,119

As of December 31, 2024, a 5% increase or decrease in the US$/CHF exchange rate with all other variables held constant would have resulted in a CHF 1,030 (2023: CHF 358) increase or decrease in the net result. A 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 9,197 (2023: CHF 7,327) increase or decrease in the net result. Also, a 5% increase or decrease in the AUD/CHF exchange rate with all other variables held constant would have resulted in a CHF 46,110 (2023: CHF 84,506) increase or decrease in the net result. Medica has a subsidiary in Australia, whose net assets are exposed to foreign currency translation risk.

Capital risk management

Medica and its subsidiaries are subject to capital maintenance requirements under local law in the country in which it operates. To ensure that statutory capital requirements are met, Medica monitors capital, at the entity level, on an interim basis as well as annually. From time to time Medica may take appropriate measures or propose capital increases to ensure the necessary capital remains intact.

5. Other non-current financial assets

Other non-current financial assets include bank balances that are restricted to secure possible obligations in connection with VAT.

6. Inventories

	December 31,	December 31,
	2024	2023

Finished goods	6,451	109,991
Raw materials	147,039	217,283
Advance payments	-	3,787
Total	153,490	331,061

7. Other receivables

	December 31,	December 31,
	2024	2023
R&D tax credit receivable	-	220,041
Value added tax receivable	12,440	58,722
Receivable from suppliers and other	208	4,053
Total other receivables	12,648	282,816

The R&D tax credit receivable as of December 31, 2023 relates to the reimbursement application for compensation of R&D expenditures incurred by Altamira Medica Pty Ltd in 2023 under the Australian R&DITC program. The tax credit amount was paid in 2024.

8. Prepayments

	December 31,	December 31,
	2024	2023
Advance payments to suppliers	-	171,995
Total prepayments	-	171,995

9. Cash and cash equivalents

	December 31,	December 31,
	2024	2023
Cash in bank accounts	163,204	490,388
Total cash and cash equivalents	163,204	490,388

10. Capital and reserves

Share capital

The issued share capital of the Company at December 31 consisted of:

	December 31,		December 31,
	2024		2023
	Number	CHF	Number	CHF
Common shares with a par value of CHF 1.00 each	3,000,000	3,000,000	3,000,000	3,000,000
Total	3,000,000	3,000,000	3,000,000	3,000,000

	Common Shares	Common Shares
	(Number)	(Number)
	2024	2023
As of January 1	3,000,000	3,000,000
As of December 31	3,000,000	3,000,000

11. Trade and other payables

	December 31,	December 31,
	2024	2023
Trade and other payable - third parties	316,484	327,582
Trade and other payable - related party	132,523	-
Total trade and other payables	449,007	327,582

12. Accrued expenses

	December 31,	December 31,
	2024	2023
Accrued deliveries and services from suppliers	156,209	60,840
Total accrued expenses	156,209	60,840

13. Deferred income

	December 31,	December 31,
	2024	2023
Upfront payment	932,200	932,200
Total deferred income	932,200	932,200

As of December 31, 2024, deferred income includes an upfront payment of $1 million (CHF 0.9 million) related to the exclusive licensing and distribution agreement with Nuance Pharma for Bentrio in the licensing territory (Mainland China, Hong Kong, Macau and South Korea). Revenue recognition for the upfront payment is deferred until transfer of production to Nuance, which will occur 4 years after Nuance obtaining the first national registration of Bentrio in the territory or upon Nuance’s cumulative orders for Bentrio from the Company reaching a contractually defined minimum quantity, whichever comes later.

14. Total revenue

	December 31,	December 31,
	2024	2023
Product sales	220,591	158,213
Total revenues	220,591	158,213

Revenues were generated from the sale of Bentrio predominantly to the Company’s distributors and to a smaller extent to wholesalers and end consumers in Germany.

15. Cost of sales

	2024	2023
Product purchases, packaging and logistics	347,463	171,496
Inventory write-down	-	54,393
Total cost of sales	347,463	225,889

Inventory was written down in 2023 as certain products approached the minimum of shelf life required by distributors and wholesalers to carry the product.

16. Other operating income

	2024	2023
Income from R&D tax incentive (Government grant)	-	134,075

Other income	4,548	-
Total other operating income	4,548	134,075

17. Research and development

	2024	2023
Clinical projects	351,886	712,399
Quality assurance	115,728	124,112
Patents and trademarks	20,483	78,089
Regulatory projects	136,211	42,198
R&D costs charged by related parties	176,686	459,988
Other R&D costs	22,199	8,588
Total research and development	823,193	1,425,373

Research and development expense was incurred mainly for the completion of the clinical trial with Bentrio in seasonal allergic rhinitis in Australia, comprising external costs as well as personnel expenses billed for work performed by employees of Altamira Therapeutics AG, a related party, on behalf of Medica.

18. Selling, general and administrative

	2024	2023
Marketing and sales expenses	8,672	61,630
Administration expenses	43,933	105,012
SG&A costs charged by related parties	405,667	192,493
Other selling, general and administrative		13,343
Total general and administrative	458,272	372,479

Selling, general and administrative expenses include personnel expenses billed for work performed by employees of Altamira Therapeutics AG, a related party, on behalf of the Company.

19. Finance income and finance expense

	2024	2023
Interest income – third parties	4,713	127
Interest income – related party	-	1,889
Foreign currency exchange gain	20,414	285,015
Total finance income	25,127	287,031
Interest expense – third parties	-	2,647
Interest expense – related party	2,912	301,726
Foreign currency exchange loss	44,863	120,368
Bank charges	9,103	9,215

Total finance expense	56,878	433,956
Finance expense, net	(31,751)	146,924

Foreign currency exchange gains and losses in 2024 were incurred primarily related to the translation of inter-company loans denominated in other currencies than Swiss Francs.

20. Taxation

The Company’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

	2024	2023
Current income tax expense	(12,278)	-
Deferred income tax gain	57,945	98,872
Income tax gain	45,667	98,872

The Company’s effective income tax expense differed from the expected theoretical amount computed by applying Medica’s applicable tax rate of 12.90% in 2024 and 16.92% in 2023 as summarized in the following table:

Reconciliation

	2024	2023
Accounting Loss before income tax	(1,435,540)	(1,878,377)
Income tax at the Company’s statutory tax rate	185,168	265,020
Effect of unrecognized taxable losses	(158,674)	(265,020)
Effect of unrecognized temporary differences	-	71,066
Other effects	19,173	27,806
Income tax gain	45,667	98,872

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of December 31, 2024, is presented below:

	December 31,	December 31,
Deferred Tax Liabilities	2024	2023
Other receivables	-	57,211
Total	-	57,211

As of December 31, 2024, Medica had unrecognized tax loss carryforwards amounting to CHF 19.4 million.

Medica’s unrecognized tax loss carryforwards with their expiry dates are as follows:

	December 31,	December 31,
	2024	2023
Within 1 year		-
Between 1 and 3 years		-
Between 3 and 7 years	(19,380,143)	(18,032,979)
More than 7 years		-
Total	(19,380,143)	(18,032,979)

Due to the uncertainty surrounding the future results of operations and the uncertainty as to whether Medica can use the loss carryforwards for tax purposes, deferred tax assets on tax loss carryforwards were only considered to the extent that they offset taxable temporary differences within the same taxable entity.

	December 31,	December 31,
	2024	2023
Deductible temporary differences
Deferred income	111,025	111,025
Total potential tax assets	111,025	111,025
Potential tax assets from loss carry-forwards not recognized	2,308,175	2,147,728
Total potential tax assets from loss carry-forwards and temporary differences not recognized	2,419,200	2,258,753

21. Commitments and contingencies

As of December 31, 2024, Medica had no significant commitments or contingent liabilities.

22. Related party transactions

For purposes of these consolidated financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Also, parties under common control of Medica are considered to be related. Key management personnel are also related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

As of December 31, 2024, Altamira Therapeutics AG held two loans granted to the Company in the amount of CHF 300,945 and CHF 17,993.

As of December 31, 2024, there was a loan of CHF 250,000 outstanding, which had been granted by Sigma Holding AG, an entity controlled by the Company’s majority shareholder.

In 2024, Altamira Therapeutics AG charged the Company CHF 176,686 for R&D services and CHF 233,620 for selling and CHF 172,046 for general and administrative services (2023: 459,988 and CHF 154,164 and CHF 38,329 respectively).

In 2024, interest expense to related parties amounted to CHF 2,912 (2023 CHF 301,726) and interest income from related parties to CHF 0.00 (2023 CHF 1,889) The interest expenses and income related to Altamira Therapeutics Ltd. and its subsidiaries.

23. Events after the balance sheet date

On March 7, 2025, Medica announced that the U.S. Patent and Trademark had issued a Notice of Allowance for a patent (application #17/466,142) relating to the composition of Bentrio. The patent claims are directed to the key ingredients and composition of Bentrio’s proprietary formulation.